Form 20-F/A
period 2003-12-31
BAYER AKTIENGESELLSCHAFT
filed 2004-05-24
CIK 1144145

As filed with the Securities and Exchange Commission on May 24, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

to
Annual Report

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

Explanatory Note

      This Amendment No. 1 to Bayer AG’s annual report on Form 20-F for the fiscal year ended December 31, 2003 (the “Annual Report”) is filed solely to correct cost of goods sold, gross profit, selling expenses, general administration expenses and other operating expenses for 2001, to correct the captions of certain debentures of the Bayer Group in the debentures table in Note 30 and to correct other typographical errors in the financial statements.

      Other than the corrections mentioned in this note and conforming changes related thereto, no part of the Annual Report on Form 20-F filed on April 8, 2004 is being amended, and this report continues to speak as of April 8, 2004. The filing of this Amendment No. 1 to the Annual Report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to April 8, 2004.

      Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Bayer AG hereby amends Items 5, 18 and 19 in their entirety.

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

      The following table shows a breakdown of our sales in 2003 based on the location of the Bayer entity on the books of which our sales are recorded (point of origin):

	Sales
Region
	(euros in millions)	(percentage of total)
Europe	13,518	47.3
North America	8,763	30.7
Asia/Pacific	3,913	13.7
Latin America/Africa/Middle East	2,373	8.3

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

Markets and Distribution

      The Pharmaceuticals division’s principal markets are North America, Western Europe and Asia (especially Japan). The division’s sales by region and total sales for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	1,450	1,155	1,067
North America	2,049	1,420	1,532
Asia/Pacific	895	769	705
Latin America/Africa/Middle East	390	344	331

Total	4,784	3,688	3,635

      Among the factors that have affected, or may affect, our Pharmaceuticals business are:

•	in Europe and North America, increasingly competitive price pressures, as managed care groups, health care institutions, government agencies and other purchaser groups seek price discounts and rebates for pharmaceutical products;

•	the impact of competing generic products entering the European and North American markets;

•	currency effects resulting from transactions in countries outside the euro zone;

•	competition from large pharmaceutical companies in the market with substantial resources for research, product development and promotion; and

•	in Japan, regulation of pharmaceutical prices and mandatory price reductions stipulated by the Japanese Ministry of Health, Labor and Welfare.

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

Research Cycle	Discipline/Technique	Research Company

Understanding the disease mechanism and identifying new targets	Functional genomics (functional analysis of genetic data)	Millennium; Incyte Affymetrix; CuraGen
	Proteomics (mapping protein expression and function in an organism or tissue)/Target Validation	Galapagos; Artemis; Pharmagene Jackson Labs; Dharmacon; Cenix; Cellzome; King’s College
	Bioinformatics (applying the tools of Information Technology to biological data analysis)	Lion Bioscience
Screening the candidate substances	High-throughput screening (rapid, automated testing of compounds for potential effectiveness against a given target)	Axxam; Discovery Partners
	Toxico- and Pharmacogenomics (increasing the quality and probability of success of drug candidates)	CuraGen
	Animal Models	Phenomix
Increasing the pool of potential drug candidates by small-chemical molecules and macromolecules (proteins, peptides)	Combinatorial Chemistry/Substance synthesis (techniques for increasing the number and diversity of test compounds)	ArQule; ComGenex
	X-ray crystallography	Structural Genomix
	Pool of Bayer biomolecules (for example, monoclonal antibodies and conjugates)	Morphosys; Seattle Genetics

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

Markets and Distribution

      The Biological Products division’s principal markets are North America, Europe and Japan. The division’s sales by region and total for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	179	256	352
North America	588	664	622
Asia/Pacific	136	115	104
Latin America/Africa/Middle East	42	44	32

Total	945	1,079	1,110

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

Nutritionals

      The nutritionals category is very broad, encompassing vitamins, minerals, multi-vitamins/minerals, herbals, sports nutrition and specialty supplements in many different forms. Applicable regulations vary greatly, both from country to country and across nutritional segments (for example, herbals vs. vitamins). As a general rule, however, regulation of nutritionals tends to be less stringent than that of other OTC products. Bayer’s primary interests in the nutritionals field are in the vitamin and mineral (especially multi-vitamins/minerals) segments.

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

      We recently launched nine products the development of which was coordinated internally. These products are:

Product/Brand name	Principal application	Status

Aspirin Complex®	Congestion, pain relief	Launched in 2003
Canesten® Oral	Vaginal Mycosis	Launched in 2003
Alka-Seltzer Plus® Ready Relief Tabs	Cough & Cold	Launched in 2003
Bayer Muscle & Joint	Topical pain	Launched in 2003
Phillips® Chews	GI	Launched in 2003
Rid Pure AlternativeTM	Lice treatment	Launched in 2003
One-A-Day® WeightSmartTM	Nutritional Supplement	Launched in 2003
Lasonil® Gel	Topical pain	Launched in 2003
Aspirin® Effect	Pain relief	Launched in 2003

      Aspirin Complex® is a combination product (Aspirin® & pseudoephedrin), launched in Germany in 2003 for the relief of cold symptoms.

      Canesten® Oral is a one-dose antifungal oral product for the treatment of vaginal yeast infections launched in the United Kingdom.

      Alka-Seltzer Plus® Ready Relief is a fast-dissolve antihistamine/nasal decongestant introduced in the United States.

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

      The division’s sales by region and totals for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	467	452	387
North America	894	680	668
Asia/Pacific	222	188	56
Latin America/Africa/Middle East	512	396	292

Total	2,095	1,716	1,403

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

      We recently launched the following products:

Product/Brand name	Principal application	Status(1)

ADVIA IMS® 800i Integrated Modular System	Modular platform, combining immunodiagnostic and clinical chemistry on a single instrument with a broad assay menu	Launched in August 2003

ADVIA Centaur® menu expansion	Infectious disease, Her-2/neu, BNP and homocysteine	Throughout 2003

ADVIA® 1650 & ADVIA® 2400 menu expansion	High-volume clinical chemistry	Throughout 2003

Rapidpoint® 405	Blood gas electrolyte instrument with co-oximetry	Launched in March 2003

Clinitek Status®	Automated urinalysis instrument	Launched in November 2003

VERSANT® HCV RNA 3.0 (bDNA)	Quantitative detection of Hepatitis C	Launched in May 2003

Ascensia® BREEZE®/CONFIRM®	Next generation 10-cartridge whole blood glucose monitoring system	Launched in June 2003

Ascensia® ENTRUSTTM	Low-cost alternative whole blood glucose monitoring system	Launched in May 2003

Ascensia® CONTOUR®	Next generation whole blood glucose monitoring single strip system	Launched in April 2003

ViterionTM 100 TeleHealth Monitor	Compact home healthcare monitor	FDA approved and launched in November 2003

(1)	The term “throughout” refers to the fact that there are multiple products that were launched at different times throughout the year; “launched in” refers to a single product.

Markets and Distribution

      Our Diagnostics division markets its products in over 100 countries worldwide, both directly and through a network of distributors. Our principal markets include North America, Western Europe and Japan.

      The divisions’ sales by region and totals for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	697	742	735
North America	880	901	836
Asia/Pacific	289	268	246
Latin America/Africa/Middle East	143	128	116

Total	2,009	2,039	1,933

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

      We currently have a number of products in late stages of development. Depending on completion of clinical trials and subsequent grant of any necessary FDA approvals, we expect to launch these products during the periods indicated below. These products are:

Product/Brand name	Principal Application	Status(1)

ADVIA Centaur® menu expansion	Completion of full ID panel	Launches planned throughout 2004
ADVIA® 1200	Clinical chemistry system	Launch planned for 2004
ADVIA® 1650 and ADVIA® 2400 menu expansions	Extension of clinical chemistry menu	Launches planned throughout 2004
ADVIA® 2120 with Autoslide	Second generation hematology system with slide maker/stainer	Launch planned for 2004
Rapidlab® 1200	Blood gas/electrolyte analyzer	Launch planned for 2004
VERSANT® HBV 3.0 (bDNA)	Quantitative detection of Hepatitis B	Launch planned for 2004

(1)	The term “launch(es) planned throughout” refers to the fact that there are multiple products that we expect to launch at different times throughout the year; “launch planned for” refers to a single product.

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

      The following table shows the segment’s performance of the last three years.

	2001	2002	2003

	(euros in millions)
External net sales	858	850	790
Percentage of total sales	2.8	2.9	2.8
Intersegment sales	4	1	8
Operating result	162	170	170
Percentage of total operating result	9.7	10.6	—
thereof special items(1)	0	(11)	22

(1)	The special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2001, 2002 and 2003 — Segment Data.

     The following table shows our sales during the past three years from the products that we regard as material to the sales of the segment as a whole.

Product	2001		2002		2003

	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(euros in	of segment	(euros in	of segment	(euros in	of segment
	millions)	sales	millions)	sales	millions)	sales

Advantage® (incl. Combi)/K9Advantix®	211	24.6	205	24.1	196	24.8
Baytril®	187	21.8	183	21.5	170	21.5

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

      The combined sales by region and totals for the past three years for these two business areas are as follows:

	2001	2002	2003

	(euros in millions)
Europe	237	243	242
North America	340	337	305
Asia/Pacific	134	136	122
Latin America/Africa/Middle East	147	134	121

Total	858	850	790

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

Markets and Distribution

      Europe has traditionally been Bayer CropScience’s strongest crop protection market, accounting for 40 percent of our sales in 2003.

      Bayer CropScience’s sales by region and totals for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	1,063	1,851	2,296
North America	636	1,024	1,339
Asia/Pacific	558	797	963
Latin America/Africa/Middle East	581	1,025	1,166

Total	2,838	4,697	5,764

      The following table sets forth Bayer CropScience’s sales for the last three years, broken down by category of activity.

	2001	2002	2003

	(euros in millions)
Insecticides	1,059	1,250	1,376
Fungicides	821	1,030	1,168
Herbicides	538	1,452	1,848
Seed Treatment	—	270	409

Total Crop Protection	2,418	4,002	4,801
Environmental Science	420	605	692
BioScience	—	90	271

Total	2,838	4,697	5,764

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

      The business entities’ external sales, by region and totals, for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	1,490	1,402	1,387
North America	781	722	601
Asia/Pacific	699	700	669
Latin America/Africa/Middle East	211	171	185

Total	3,181	2,995	2,842

      The following table sets forth the business entities’ external sales for the last three years, broken down by category of activity.

	2001	2002	2003

	(euros in millions)
Polycarbonates	1,231	1,067	1,091
Styrenics	1,162	1,102	981
Semi-Cristalline Products	493	528	515
Polycarbonate Sheets	279	268	236
Others	16	30	19

Total	3,181	2,995	2,842

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

      The Thermoplastic Polymers business entities are currently focusing their research and development activities on the following products.

Product/Brand name	Application

Surface-modified Makrolon	Automotive, construction
Improved Makrolon ODS grade	Recordable ODS formats
Extension of Bayblend FR series	Business machines/information technology
Electroconductive Triax for online painting	Automotive exterior parts
Pocan, Durethan for thinwall application (EasyFlow)	Electric/Electronic
Halogenfree flame retardant Pocan	Electric/Electronic

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

      The business entities’ external sales by region and total for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	1,063	1,023	950
North America	725	679	585
Asia/Pacific	307	370	306
Latin America/Africa/Middle East	120	143	130

Total	2,215	2,215	1,971

      The following table sets forth the business entities’ sales for the last three years, broken down by category of activity.

	2001	2002	2003

	(euros in millions)
BR/Butyl	960	951	900
Technical Rubber	477	508	458
Rubber Chemicals	287	292	270
Rhein Chemie	293	280	257
PolymerLatex	190	179	66
Other	8	5	20

Total	2,215	2,215	1,971

      Our Rubber Polymers business entities are not subject to significant seasonality.

      We regard the following companies as the major competitors of our Rubber Polymers business entities:

•	Technical Rubber: Exxon, Polimeri Europa, DuPont Dow Elastomers, DSM and Nippon Zeon;

•	Rubber Chemicals: Flexsys and Crompton;

•	Butyl: Exxon; and

•	Butadiene Rubber (BR): Michelin, Bridgestone, and Goodyear, as the largest tire companies, all have in-house production.

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

Markets and Distribution

      Europe and the NAFTA nations remain the primary markets for our Polyurethane Materials business entities, although Asia is growing in importance.

      The Polyurethane Materials business entities’ external sales by region and totals for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	1,304	1,221	1,289
North America	1,110	1,138	1,049
Asia/Pacific	445	451	464
Latin America/Africa/Middle East	414	387	382

Total	3,273	3,197	3,184

      The following table sets forth the business entities’ sales for the last three years, broken down by product type.

	2001	2002	2003

	(euros in millions)
TDI	575	593	581
MDI	1,177	1,099	1,193
Polyethers	1,392	1,504	1,392
Others	129	1	18

Total	3,273	3,197	3,184

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

      The business entities’ external sales by region and total for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	1,024	1,031	1,020
North America	526	552	477
Asia/Pacific	299	293	266
Latin America/Africa/Middle East	153	140	137

Total	2,002	2,016	1,900

      The following table sets forth the business entities’ sales for the last three years, broken down by category of activity.

	2001	2002	2003

	(euros in millions)
Base- and modified isocyanates (BMI)	773	842	791
Polyester, TPU and Films (PTF)	708	777	702
Inorganic Basic Chemicals	220	181	218
Fibers	232	200	170
Others	69	16	19

Total	2,002	2,016	1,900

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

      The business group’s sales, by region and total, for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	2,277	1,883	1,567
North America	929	733	496
Asia/Pacific	622	600	441
Latin America/Africa/Middle East	562	499	332

Total	4,390	3,715	2,836

      The following table sets forth the business group’s sales for the last three years, broken down by category of activity.

	2001	2002	2003

	(euros in millions)
Industrial Chemicals	1,055	1,000	975
Custom Manufacturing	276	215	188
Process Chemicals	1,038	890	740
Functional Chemicals	397	512	514
Wolff Walsrode and others	1,624	1,098	419

Total	4,390	3,715	2,836

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

      In 2003, the main factor influencing the H.C. Starck Group was the failure of the electronics industry to recover as we had expected.

      The business group’s external sales by region, as well as its overall sales, for the past three years are as follows:

	2001	2002	2003

	(euros in millions)
Europe	325	248	245
North America	234	148	126
Asia/Pacific	208	196	183
Latin America/Africa/Middle East	44	15	10

Total	811	607	564

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

Product/Brand name	Application

Niobium Oxide 80 and 120 K powder	Capacitors
Tantalum 70/80 and 100/120 K powder	Capacitors
P/M tantalum plates PVD	Semiconductor Industry
Nb products for metal processes	Capacitors
MMC for thermal management sophisticated electronic heat sinks	Electronics
High temperature furnace materials	Furnace construction
Alternative (ferrous, nickel, cobalt) binders	Tool industry

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

      The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2003 according to the businesses and activities to which they relate:

	Severance	Unscheduled	Other
Activity/Business in 2003	payments	amortization	charges	Total

	(euros in millions)
Closure of research facilities in Kyoto, Japan and Berkeley, California	10	101	28	139
Continued integration of businesses acquired in 2002 from Aventis CropScience	100	2	0	102
Personnel adjustments in Polymers area	52	0	0	52
Plant closure in West Haven, Connecticut	8	21	3	32
Closure of the polyether production site at Institute, West Virginia	3	12	4	19
Further ongoing restructuring programs to improve profitability	9	9	46	64
Totals	182	145	81	408

Write-downs on enterprise management systems	0	100	0	100

Grand totals	182	245	81	508

      The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2002 according to the businesses and activities to which they relate. Due to the reorganization of our businesses in 2003 we are unable to separate severance payments and other charges for 2002 and 2001 without unreasonable effort.

		Severance
		payments
	Unscheduled	and other
Activity/Business in 2002	amortization	charges	Total

	(euros in millions)
Integration of businesses acquired from Aventis CropScience	0	89	89
Restructuring of the rubber production site in Sarnia, Ontario, Canada	41	26	67
Shutdown of polymers production in Rieme, Belgium	31	7	38
Shutdown of production of iron oxide in New Martinsville, West Virginia	10	20	30
Closure of powder coatings production in Hicksville, New York	18	8	26
Restructuring measures in connection with sale of organic pigments facility in Bushy Park, South Carolina	0	23	23
Restructuring of the Consumer Care production in Elkhart, Indiana	8	12	20
Closure of production plant in Barcelona, Spain	2	17	19
Expenses in connection with cooperation arrangement with Aventis Behring	0	17	17
Reduction of headcount in Polymers area	0	10	10
Restructuring in New Martinsville, West Virginia	7	3	10
Further ongoing restructuring programs to improve profitability	14	9	23
Totals	131	241	372

Write-downs on enterprise management systems	98	0	98

Grand totals	229	241	470

      The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2001 according to the businesses and activities to which they relate.

		Severance
		payments
	Unscheduled	and other
Activity/Business in 2001	amortization	charges	Total

	(euros in millions)
Restructuring of styrenics production in Brazil, U.S.A. and Germany	35	30	65
Restructuring of several facilities regarding the Lyondell integration, U.S.A., France and Germany	7	32	39
Restructuring plans in Baytown, Texas and New Martinsville, West Virginia	0	35	35
Restructuring measures in connection with sale of organic pigments facility in Bushy Park, South Carolina	0	20	20
Restructuring measures at Bayer AG	0	17	17
Restructuring of the Consumer Care production in Elkhart, Indiana	9	6	15
Restructuring measures relating to iron oxide production in New Martinsville, West Virginia	10	3	13
Further ongoing restructuring programs to improve profitability	12	0	12

Totals	73	143	216

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

Bayer Group

      The following table shows sales and income for Bayer as a whole.

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Net sales from continuing operations	21,702	1.5	22,038	0.6	22,178
Net sales from discontinuing operations	8,573	(11.5)	7,586	(15.8)	6,389
Net sales	30,275	(2.2)	29,624	(3.6)	28,567
Gross profit	12,851	(7.1)	11,944	(1.8)	11,733
as percentage of sales (%)	42.4	—	40.3	—	41.1
Selling expenses	(7,221)	4.0	(6,933)	6.5	(6,484)
Research and development expenses	(2,559)	(0.7)	(2,577)	6.3	(2,414)
General and administrative expenses	(1,040)	(40.4)	(1,460)	(15.8)	(1,690)
Other operating income	885	205.8	2,706	(57.2)	1,158
Other operating expenses	(1,240)	(66.9)	(2,070)	(69.4)	(3,506)
Operating result from continuing operations	1,466	(42.0)	850	(47.2)	449
Operating result from discontinuing operations	210	261.9	760	—	(1,652)
Operating result	1,676	(3.9)	1,610	—	(1,203)
as percentage of sales (%)	5.5	—	5.4	—	(4.2)
Non-operating result	(561)	(16.6)	(654)	(20.9)	(791)
Income before income taxes	1,115	(14.3)	956	—	(1,994)
Net income	965	9.8	1,060	—	(1,361)

      The following table shows a geographical breakdown of our sales based on where we sold our products.

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Europe	12,383	(0.9)	12,266	(0.8)	12,162
North America	9,720	(7.4)	9,005	(4.1)	8,636
Asia/Pacific	4,826	1.6	4,901	(7.6)	4,529
Latin America/Africa/Middle East	3,346	3.2	3,452	(6.1)	3,240

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

Gross Profit

      Our gross profit decreased 7.1 percent in 2002.

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

      In 2002, our selling expenses decreased 4.0 percent, while research and development expenses increased 0.7 percent. General administration expenses increased 40.4 percent mainly due to expenses incurred in connection with the reorganization of the Bayer Group.

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

Pharmaceuticals, Biological Products

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Net sales (external), continuing operations	5,034	(18.8)	4,088	1.1	4,132
Net sales (external), discontinuing operations	695	(2.3)	679	(9.7)	613

Total net sales (external)	5,729	(16.8)	4,767	(0.5)	4,745
Intersegment sales	38	(13.2)	33	54.5	51
Operating result from continuing operations	191	—	(75)	4.0	(72)
Operating result from discontinuing operations	(139)	20.1	(111)	(218.0)	(353)

Total operating result	52	—	(186)	(128.5)	(425)
Special items	(321)	(3.7)	(333)	(149.8)	(832)

Operating result before special items	373	(60.6)	147	176.9	407

      The primary special items were as follows:

Year	Nature of special item	Income/charge

		(euros in millions)
2001	Write-downs of inventories and recall charges in connection with Lipobay/Baycol	(328)
2002	Legal provisions for settlement with U.S. authorities in the context of an investigation into pharmaceuticals product prices	(272)
	Restructurings and write-downs	(49)
2003	Charges taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/Baycol	(300)
	Impairments and write-downs of plasma business	(317)
	Shutdown costs	(171)

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

Consumer Care, Diagnostics

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Net sales (external)	4,104	(8.5)	3,755	(11.2)	3,336
Intersegment sales	2	0	2	100.0	4
Operating result	342	76.0	602	(2.2)	589
Special items	(40)	—	214	25.2	268
Operating result before special items	382	1.6	388	(17.3)	321

      The primary special items were as follows:

Year	Nature of special item	Income/charge

		(euros in millions)
2001	Voluntary discontinuation of marketing of PPA containing products	(25)
2002	Divestment of household insecticides	272
	Shutdown and restructuring charges	(44)
2003	Divestment of household insecticides	256

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

CropScience

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Net sales (external)	2,838	65.5	4,697	22.7	5,764
Intersegment sales	102	(11.8)	90	(23.3)	69
Operating result	490	—	(108)	—	324
Special items	0	—	67	—	(81)
Operating result before special items	490	—	(175)	—	405

      The primary special items were as follows:

Year	Nature of special item	Income/charge

		(euros in millions)
2002	Restructuring related to the Aventis CropScience acquisition	(89)
	Gains on divestments relating to the Aventis CropScience acquisition	172
2003	Restructuring related to the Aventis CropScience acquisition	(102)
	Gains on sale of the prior Bayer CropScience products	46

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

      Sales of the Crop Protection Business Group rose by 20.0 percent to €4,801 million. This increase was mainly due to acquisitions and a significant increase in sales of our top products. Sales of our Confidor®/Gaucho®/Admire®/Merit® insecticide/seed treatment/environmental science products grew by 5.2 percent to €590 million, with the largest increases being recorded in Germany, France and Brazil. Net sales of our Folicur®/Raxil® fungicides/seed treatment products also increased considerably, advancing by 21.2 percent to €315 million, mainly due to higher volumes in the United States and Brazil. Sales of Folicur®/Raxil® more than doubled in each of these countries. Our Flint® fungicide also fulfilled our growth expectations, with sales gaining 25.8 percent to €200 million. In light of this product’s effectiveness against the Asian rust fungus, there was particularly high demand in Brazil for its new formulations Stratego® for soybeans and Sphere® for coffee crops.

      Sales of the products acquired with the Aventis CropScience transaction, notably Puma®/Accord® and Basta®, also developed well.

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

Plastics, Rubber

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Net sales (external), continuing operations	1,707	9.7	1,873	(8.3)	1,717
Net sales (external), discontinuing operations	3,689	(9.5)	3,337	(7.2)	3,096

Total net sales (external)	5,396	(3.4)	5,210	(7.6)	4,813
Intersegment sales	116	(0.9)	115	(33.9)	76
Operating result from continuing operations	208	(40.4)	124	(59.7)	50
Operating result from discontinuing operations	6	—	(48)	(1,391.7)	(716)

Total operating result	214	(64.5)	76	—	(666)
Special items	(70)	(30.0)	(91)	(551.6)	(593)

Operating result before special items	284	(41.2)	167	—	(73)

      The primary special items were as follows:

Year	Nature of special item	Income/charge

		(euros in millions)
2001	Facilities shutdowns	(26)
	Restructuring charges	(28)
2002	Facilities shutdowns	(67)
	Restructuring charges	(11)
2003	Impairment charges	(463)

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

Polyurethanes, Coatings, Fibers

		Change from		Change from
		Previous Year		Previous Year
	2001	(%)	2002	(%)	2003

	(euros in millions)
Net sales (external), continuing operations	5,047	(0.7)	5,014	(1.9)	4,917
Net sales (external), discontinuing operations	228	(12.7)	199	(16.1)	167

Total net sales (external)	5,275	(1.2)	5,213	(2.5)	5,084
Intersegment sales	138	(43.5)	78	165.4	207
Operating result from continuing operations	170	—	(35)	(1,177.1)	(447)
Operating result from discontinuing operations	(17)	(482.4)	(99)	32.2	(67)

Total operating result	153	—	(134)	(283.6)	(514)
Special items	(85)	(340.0)	(374)	(109.9)	(785)

Operating result before special items	238	0.8	240	12.9	271

      The primary special items were as follows:

Year	Nature of special item	Income/charge

		(euros in millions)
2001	Restructuring charges	(39)
2002	Impairment charges	(289)
	Restructuring charges	(36)
2003	Impairment charges	(671)

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

      Business in the Latin America/Africa/Middle East region dropped by 33.5 percent to €342 million. Most of this decrease was due to currency changes and to the effect of our disposals. Although this region has basically overcome the recent stagnation phase, the upward trend was restrained by a lack of demand in domestic markets and economic weakness in Mexico and Brazil.

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
Expansion of tantalum production, Goslar, Germany and Mito, Japan Process technology center, Goslar, Germany (completed 2001)
Modernization and expansion of the nitrocellulose facility, Bomlitz, Germany
Expansion of the molybdenum facility, Laufenburg, Germany
2002	Pharmaceuticals, Biological Products	Construction of a sterile filling facility for Factor VIII, Berkeley, California

Year	Segment	Description

	Consumer Care, Diagnostics	Construction of a small volume facility with pilot plant for Aspirin production, Greppin, Germany
	CropScience	Completion of a multi-purpose facility for crop protection products, Dormagen, Germany
	Plastics, Rubber	Modification of butyl rubber production, Zwijndrecht, Belgium and Sarnia, Canada
Expansion of capacity for ABS plastics, Tarragona, Spain and Map Ta Phut, Thailand
Expansion of polycarbonate capacity including precursors, Uerdingen, Germany
	Polyurethanes, Coatings, Fibers	Expansion of isocyanate capacity including precursors, Brunsbüttel, Dormagen and Uerdingen, Germany and Niihama, Japan
	Chemicals	Expansion/modification of electrolysis plants, Leverkusen, Germany
Efficiency improvement in the integrated aromatics production network, Leverkusen, Germany
Expansion of nitrocellulose production, Bomlitz, Germany
2003	Pharmaceuticals,	Addition to capacity solid dosage plant, Leverkusen, Germany
	Biological Products	Sterile Filling Facility, Berkeley, California
	Consumer Care,	Lacquering (small-size plant), Greppin, Germany
	Diagnostics	Elkhart site consolidation, Elkhart, Indiana
	Animal Health	Good manufacturing practice upgrade, Panwol, South Korea
	CropScience	Multi-Purpose Plant, Dormagen, Germany
Fungicide Plant Extension, Muttenz, Switzerland
New Research & Development Building, Gent, Belgium
	Plastics, Rubber	Modification of butyl rubber production, Zwijndrecht, Belgium and Sarnia, Canada
Expansion of capacity for ABS plastics, Tarragona, Spain
and Map Ta Phut, Thailand
	Polyurethanes, Coatings, Fibers	Expansion of isocyanate capacity including precursors, Brunsbüttel and Dormagen, Germany
Expansion/modification of electrolysis plant, Leverkusen, Germany
	Chemicals	Expansion of methylcellulose production, Bitterfeld, Germany
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

Refund Procedures

      To claim the refund reflecting the reduction of the German withholding tax from 20 percent to 15 percent and the refund of the 5.5 percent German surtax, when applicable, you must submit (either directly, or, as described below, through our U.S. transfer agent or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or a certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special form, which must be filed with the German tax authorities at the following address: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. A refund claim form may be obtained from the German tax authorities at the same address as where applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900. It can also be downloaded from the following web site: http://www.bff-online.de/Steuer__Vordrucke/KSt__KapSt/
ClaimRefundWithholdingTaxesDividends__Interests.pdf.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

PART III

Item 17.	Financial Statements

      We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

      See pages F-1 through F-98, incorporated herein by reference.

Item 19.	Exhibits

      Documents filed as exhibits to this annual report:

Exhibit 1.1*	Articles of Association (Satzung) of Bayer AG, as amended to the date of the original filing, in English translation.
Exhibit 2.1	The total amount of long-term debt securities Bayer AG authorized under any instrument does not exceed 10 percent of the total assets of the Company. Bayer AG agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Bayer AG or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
Exhibit 4.1*	Summary of Employment Arrangements between Bayer AG and Werner Wenning.
Exhibit 4.2*	Summary of Employment Arrangements between Bayer AG and Dr. Udo Oels.
Exhibit 4.3*	Summary of Employment Arrangements between Bayer AG and Klaus Kühn.
Exhibit 4.4*	Summary of Employment Arrangements between Bayer AG and Dr. Richard Pott.
Exhibit 8.1	Significant subsidiaries as of the end of the year covered by this report as defined in rule 1-02(w) of Regulation S-X: See Item 4, Information on the Company — Organizational Structure.
Exhibit 12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 13.1	Certification in accordance with 18 U.S.C. § 1350 as adopted by § 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed and incorporated by reference herein.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BAYER AG

/s/ WERNER WENNING

Name: Werner Wenning
Title: Chairman of the Board of Management

/s/ DR. ROLAND HARTWIG

Name: Dr. Roland Hartwig
Title: General Counsel

Date: May 24, 2004

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

Essen, Germany

March 11, 2004, except for Note 45, as to which the date is March 31, 2004

PwC Deutsche Revision

Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ ALBRECHT P. Albrecht (Certified Public Accountant)	/s/ LINKE V. Linke (Certified Public Accountant)

Bayer Group

Consolidated Statements of Income

	Note	2001	2002	2003

		(€ million)
Net sales	[1]	30,275	29,624	28,567
of which discontinuing operations	[6]	8,573	7,586	6,389

Cost of goods sold		(17,424)	(17,680)	(16,834)

Gross profit		12,851	11,944	11,733

Selling expenses	[2]	(7,221)	(6,933)	(6,484)
Research and development expenses	[3]	(2,559)	(2,577)	(2,414)
General administration expenses		(1,040)	(1,460)	(1,690)
Other operating income	[4]	885	2,706	1,158
Other operating expenses	[5]	(1,240)	(2,070)	(3,506)

Operating result	[7]	1,676	1,610	(1,203)

of which discontinuing operations	[6]	210	760	(1,652)
Income (Expenses) from investments in affiliated companies — net	[8]	54	223	(93)
Interest expense — net	[9]	(349)	(449)	(353)
Other non-operating expenses — net	[10]	(266)	(428)	(345)

Non-operating results		(561)	(654)	(791)

Income/loss before income taxes		1,115	956	(1,994)

Income taxes	[11]	(154)	107	645

Income/loss after taxes		961	1,063	(1,349)

Minority Stockholders’ interest	[13]	4	(3)	(12)

Net income/loss		965	1,060	(1,361)

Basic and diluted earnings/loss per share (€)	[14]	1.32	1.45	(1.86)

The accompanying notes are an integral part of the financial statements

Bayer Group

Consolidated Balance Sheets

	Note	Dec. 31, 2002	Dec. 31, 2003

		(€ million)
ASSETS
Noncurrent assets
Intangible assets	[18]	8,879	6,514
Property, plant and equipment	[19]	12,436	9,937
Investments	[20]	2,198	1,781

		23,513	18,232

Current assets
Inventories	[21]	6,342	5,885
Receivables and other assets
Trade accounts receivable	[22]	5,542	5,071

Other receivables and other assets	[23]	4,210	3,854

		9,752	8,925
Liquid assets	[24]
Marketable securities and other instruments		29	129
Cash and cash equivalents		767	2,734

		796	2,863

		16,890	17,673

Deferred taxes	[11]	967	1,298

Deferred charges	[25]	322	242

Total assets		41,692	37,445

of which discontinuing operations	[35]	6,904	5,655
STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity
Capital stock of Bayer AG		1,870	1,870
Capital reserves of Bayer AG		2,942	2,942
Retained earnings		10,076	10,479
Net income		1,060	(1,361)
Other Comprehensive Income
Currency translation adjustment		(593)	(1,699)
Miscellaneous items		(20)	(18)

	[26]	15,335	12,213

Minority Stockholders’ interest	[27]	120	123

Liabilities
Long-term liabilities
Long-term financial obligations	[30]	7,318	7,113
Miscellaneous long-term liabilities	[32]	92	98
Provisions for pensions and other post-employment benefits	[28]	4,925	5,072
Other long-term provisions	[29]	1,215	1,343

		13,550	13,626

Short-term liabilities
Short-term financial obligations	[30]	2,841	2,313
Trade accounts payable	[31]	2,534	2,265
Miscellaneous short-term liabilities	[32]	2,138	2,361
Short-term provisions	[29]	2,257	2,448

		9,770	9,387

		23,320	23,013

of which discontinuing operations	[35]	2,769	2,933

Deferred taxes	[11]	2,453	1,462

Deferred income	[34]	464	634

Total stockholders’ equity and liabilities		41,692	37,445

The accompanying notes are an integral part of the financial statements

Bayer Group

Consolidated Statements of Changes in Stockholders’ Equity

							Miscellaneous items

		Capital	Capital		Net	Currency	Fair-value	Cash	Total
	Number	stock of	reserves of	Retained	income/	translation	remeasurement	flow	Stockholders’
	of shares	Bayer AG	Bayer AG	earnings	loss	adjustment	of securities	hedges	equity

	(€ million, except share data)
Jan. 1, 2001	730,341,920	1,870	2,942	9,047	1,816	465	1,339	95	17,574
Changes in stockholders’ equity resulting from capital contributions and dividend payments
Dividend payments					(1,022)				(1,022)

					(1,022)				(1,022)
Other changes in stockholders’ equity not recognized in income
Exchange differences						294			294
Other differences							(785)	(104)	(889)
of which realized (gains) losses							(25)	(68)	(93)

						294	(785)	(104)	(595)
Changes in stockholders’ equity recognized in income
Allocation to retained earnings				794	(794)				0
Income after taxes for 2001					965				965

				794	171				965

Dec. 31, 2001	730,341,920	1,870	2,942	9,841	965	759	554	(9)	16,922
Changes in stockholders’ equity resulting from capital contributions and dividend payments
Dividend payments					(657)				(657)

					(657)				(657)
Other changes in stockholders’ equity not recognized in income
Exchange differences						(1,352)			(1,352)
Other differences							(561)	(4)	(565)
of which realized (gains) losses							(154)	9	(145)

						(1,352)	(561)	(4)	(1,917)
Changes in stockholders’ equity recognized in income
Allocation to retained earnings				235	(308)				(73)
Income after taxes for 2002					1,060				1,060

				235	752				987

Dec. 31, 2002	730,341,920	1,870	2,942	10,076	1,060	(593)	(7)	(13)	15,335
Changes in stockholders’ equity resulting from capital contributions and dividend payments
Dividend payments					(657)				(657)

					(657)				(657)
Other changes in stockholders’ equity not recognized in income
Exchange differences						(1,106)			(1,106)
Other differences							20	(18)	2
of which realized (gains) losses							1	3	4

						(1,106)	20	(18)	(1,104)
Changes in stockholders’ equity recognized in income
Allocation to retained earnings				403	(403)				0
Income after taxes for 2003					(1,361)				(1,361)

				403	(1,764)				(1,361)

Dec. 31, 2003	730,341,920	1,870	2,942	10,479	(1,361)	(1,699)	13	(31)	12,213

The accompanying notes are an integral part of the financial statements

Bayer Group

Consolidated Statements of Cash Flows

	Note	2001	2002	2003

		(€ million)
Operating result		1,676	1,610	(1,203)
Income taxes		(616)	(301)	(607)
Depreciation and amortization		2,516	3,312	4,735
Change in long-term provisions		(193)	(135)	421
Gains on retirements of noncurrent assets		(374)	(1,401)	(102)

Gross cash provided by operating activities		3,009	3,085	3,244

of which discontinuing operations	[42]	433	416	228
(Increase) Decrease in inventories		146	(55)	(49)
(Increase) Decrease in trade accounts receivable		638	546	115
Increase (Decrease) in trade accounts payable		73	419	(143)
Changes in other working capital		14	463	126

Net cash provided by operating activities	[39]	3,880	4,458	3,293

of which discontinuing operations	[42]	850	461	33
Cash outflows for additions to property, plant and equipment		(2,617)	(2,239)	(1,653)
Cash inflows from sales of property, plant and equipment		521	2,114	1,644
Cash inflows from sales of investments		109	903	258
Cash outflows for acquisitions less acquired cash		(502)	(7,776)	(72)
Interest and dividends received		138	402	366
Cash inflows from marketable securities		219	26	(83)

Net Cash provided by (used in) investing activities	[40]	(2,132)	(6,570)	460

of which discontinuing operations	[42]	(184)	973	(186)
Bayer AG dividend and dividend payments to minority stockholders		(1,028)	(662)	(664)
Issuances of debt		2,514	7,427	1,621
Retirements of debt		(2,551)	(3,890)	(1,936)
Interest paid		(505)	(704)	(782)

Net cash (used in) provided by financing activities	[41]	(1,570)	2,171	(1,761)

of which discontinuing operations	[42]	(148)	(60)	153

Change in cash and cash equivalents due to business activities		178	59	1,992

Cash and cash equivalents at beginning of year		491	719	767

Change in cash and cash equivalents due to changes in scope of consolidation		42	4	1
Change in cash and cash equivalents due to exchange rate movements		8	(15)	(26)

Cash and cash equivalents at end of year	[43]	719	767	2,734

Marketable securities and other instruments		52	29	129

Liquid assets as per balance sheets		771	796	2,863

The accompanying notes are an integral part of the financial statements

Notes to the Consolidated Financial Statements of the Bayer Group

Key Data by Business Segment

	Pharmaceuticals,
	Biological				Consumer Care,															Polyurethanes,
	Products				Diagnostics				Animal Health				Crop Science			Plastics, Rubber				Coatings, Fibers				Chemicals

Business Segments	2002		2003		2002		2003		2002		2003		2002		2003	2002		2003		2002		2003		2002		2003

	(€ million)
Net sales (external)	4,767		4,745		3,755		3,336		850		790		4,697		5,764	5,210		4,813		5,213		5,084		4,322		3,400
– Change in €	(16.8%	)	(0.5%	)	(8.5%	)	(11.2%	)	(0.9%	)	(7.1%	)	65.5%		22.7%	(3.4%	)	(7.6%	)	(1.2%	)	(2.5%	)	(16.9%	)	(21.3%	)
– Change in local currencies	(12.4%	)	11.4%		(1.5%	)	(0.3%	)	5.8%		4.7%		72.4%		32.4%	(0.5%	)	(0.8%	)	2.9%		6.2%		(11.7%	)	(16.3%	)
Intersegment sales	33		51		2		4		1		8		90		69	115		76		78		207		409		370
Other operating income	120		100		321		383		9		25		328		329	79		41		60		51		1,042		57
Operating result	(186)		(425)		602		589		170		170		(108)		324	76		(666)		(134)		(514)		1,057		(499)
Return on sales	(3.9%	)	(9.0%	)	16.0%		17.7%		20.0%		21.5%		(2.3%	)	5.6%	1.5%		(13.8%	)	(2.6%	)	(10.1%	)	24.5%		(14.7%	)
Gross cash flow	4		191		827		668		182		143		516		924	420		368		710		661		473		291
Capital invested	4,095		3,001		3,152		2,891		592		409		10,085		8,033	5,772		4,862		6,913		5,852		4,823		4,051
CFRoI	0.1%		5.0%		23.9%		21.5%		30.5%		26.9%		6.6%		10.3%	6.8%		6.8%		9.3%		10.4%		8.5%		6.7%
Net cash flow	484		(163)		951		719		140		226		1,212		1,165	457		198		710		844		590		199
Equity-method income (loss)	—		—		—		—		—		—		—		—	—		1		(3)		(23)		8		(143)
Equity-method investments	16		4		—		—		—		—		—		—	10		2		728		703		341		161
Total assets	4,221		4,632		3.352		3,207		637		575		13,462		10,745	5,165		4,460		5,912		4,512		3,500		3,438
Capital expenditures	178		185		272		201		26		21		297		413	504		290		506		283		285		203
Amortization and depreciation	350		555		339		300		49		32		628		749	435		903		916		1,170		432		762
Liabilities	2,130		2,279		1,236		961		304		207		2,944		2,808	1,377		1,579		1,615		1,179		1,315		1,518
Research and development expenses	1,072		966		235		211		80		72		598		727	125		146		173		153		145		122
Number of employees (as of Dec. 31)	21,900		20,700		12,700		11,000		3,000		2,900		20,700		19,400	15,800		14,500		10,100		9,200		14,800		14,100

							Of which
							Discontinuing
	Reconciliation		Bayer Group				Operations

Business Segments	2002	2003	2002		2003		2002	2003

	(€ million)
Net sales (external)	810	635	29,624		28,567		7,586	6,389
– Change in €	—	—	(2.2%	)	(3.6%	)	—	—
– Change in local currencies	—	—	2.6%		5.0%		—	—
Intersegment sales	(728)	(785)	—		—
Other operating income	747	172	2,706		1,158		—	—
Operating result	133	(182)	1,610		(1,203)		760	(1,652)
Return on sales	—	—	5.4%		(4.2%	)	—	—
Gross cash flow	(47)	(2)	3,085		3,244		416	228
Capital invested	1,280	5,298	36,712		34,397		—	—
CFRoI	—	—	8.3%		9.2%		—	—
Net cash flow	(86)	105	4,458		3,293		461	33
Equity-method income (loss)	—	—	5		(165)		—	—
Equity-method investments	—	—	1,095		870		—	—
Total assets	5,443	5,876	41,692		37,445		6,904	5655
Capital expenditures	315	143	2,383		1,739		—	—
Amortization and depreciation	163	264	3,312		4,735		706	1,685
Liabilities	15,316	14,578	26,237		25,109		3,143	3,153
Research and development expenses	149	17	2,577		2,414		244	215
Number of employees (as of Dec. 31)	23,600	23,600	122,600		115,400		22,900	22,000

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Key Data by Business Segment

	Pharmaceuticals,
	Biological				Consumer Care,														Polyurethanes,
	Products				Diagnostics			Animal Health				Crop Science			Plastics, Rubber				Coatings, Fibers				Chemicals

Business Segments	2001		2002		2001	2002		2001		2002		2001	2002		2001		2002		2001		2002		2001		2002

	(€ million)
Net sales (external)	5,729		4,767		4,104	3,755		858		850		2,838	4,697		5,396		5,210		5,275		5,213		5,201		4,322
– Change in €	(6.7%	)	(16.8%	)	5.6%	(8.5%	)	(1.7%	)	(0.9%	)	9.9%	65.5%		(4.8%	)	(3.4%	)	(0.6%	)	(1.2%	)	(2.4%	)	(16.9%	)
– Change in local currencies	(6.7%	)	(12.4%	)	5.0%	(1.5%	)	(1.7%	)	5.8%		10.2%	72.4%		(5.7%	)	(0.5%	)	(1.1%	)	2.9%		(2.4%	)	(11.7%	)
Intersegment sales	38		33		2	2		4		1		102	90		116		115		138		78		456		409
Other operating income	63		120		50	321		13		9		128	328		93		79		59		60		416		1,042
Operating result	52		(186)		342	602		162		170		490	(108)		214		76		153		(134)		527		1,057
Return on sales	0.9%		(3.9%	)	8.3%	16.0%		18.9%		20.0%		17.3%	(2.3%	)	4.0%		1.5%		2.9%		(2.6%	)	10.1%		24.5%
Gross cash flow	230		4		535	827		153		182		586	516		562		420		681		710		470		473
Capital invested	5,352		4,095		3,799	3,152		579		592		3,950	10,085		6,405		5,772		8,496		6,913		5,721		4,823
CFRoI	4,2%		0.1%		14.0%	23.9%		24.2%		30.5%		14.5%	6.6%		8.5%		6.8%		8.4%		9.3%		7.0%		8.5%
Net cash flow	343		484		577	951		190		140		428	1,212		924		457		1,063		710		513		590
Equity-method income (loss)	—		—		—	—		—		—		—	—		—		—		—		(3)		12		8
Equity-method investments	21		16		—	—		—		—		—	—		27		10		772		728		346		341
Total assets	5,303		4,221		3,956	3,352		734		637		3,488	13,462		5,867		5,165		7,722		5,912		5,036		3,500
Capital expenditures	375		178		238	272		45		26		199	297		536		504		468		506		501		285
Amortization and depreciation	364		350		291	339		39		49		248	628		482		435		594		916		455		432
Liabilities	1,869		2,130		1,271	1,236		379		304		1,130	2,944		1,339		1,377		2,385		1,615		2,030		1,315
Research and development expenses	1,242		1,072		252	235		91		80		299	598		134		125		194		173		177		145
Number of employees (as of Dec. 31)	22,000		21,900		12,800	12,700		3,100		3,000		8,400	20,700		16,400		15,800		10,300		10,100		19,000		14,800

							Of which
							Discontinuing
	Reconciliation		Bayer Group				Operations

Business Segments	2001	2002	2001		2002		2001	2002

	(€ million)
Net sales (external)	874	810	30,275		29,624		8,573	7,586
– Change in €	—	—	(2.2%	)	(2.2%	)	—	—
– Change in local currencies	—	—	(2.5%	)	2.6%		—	—
Intersegment sales	(856)	(728)	—		—		—
Other operating income	63	747	885		2,706		—	—
Operating result	(264)	133	1,676		1,610		210	760
Return on sales	—	—	5.5%		5.4%		—	—
Gross cash flow	(208)	(47)	3,009		3,085		433	416
Capital invested	556	1,280	34,858		36,712		—	—
CFRoI	—	—	8.4%		8.3%		—	—
Net cash flow	(158)	(86)	3,880		4,458		850	461
Equity-method income (loss)	14	—	26		5		—	—
Equity-method investments	—	—	1,166		1,095		—	—
Total assets	4,933	5,443	37,039		41,692		8,813	6,904
Capital expenditures	255	315	2,617		2,383		—	—
Amortization and depreciation	43	163	2,516		3,312		742	706
Liabilities	9,616	15,316	20,019		26,237		3,489	3,143
Research and development expenses	170	149	2,559		2,577		304	244
Number of employees (as of Dec. 31)	24,900	23,600	116,900		122,600		26,900	22,900

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Key Data by Business Region

																Latin America/
	Europe					North America						Asia/Pacific				Africa/Middle East

Regions	2001		2002	2003		2001		2002		2003		2001	2002	2003		2001	2002	2003

	(€ million)
Net sales (external) — by market	12,383		12,266	12,162		9,720		9,005		8,636		4,826	4,901	4,529		3,346	3,452	3,240
Net sales (external) — by point of origin	13,837		13,894	13,518		10,067		9,135		8,763		3,930	4,010	3,913		2,441	2,585	2,373
Of which discontinuing	4,665		4,147	3,717		2,627		2,322		1,848		836	727	564		445	390	260
– Change in €	(6.4%	)	0.4%	(2.7%	)	0.8%		(9.3%	)	(4.1%	)	1.9%	2.0%	(2.4%	)	3.7%	5.9%	(8.2%	)
– Change in local currencies	(6.5%	)	0.5%	(2.7%	)	(2.2%	)	(3.9%	)	11.4%		7.6%	7.6%	10.2%		2.7%	33.3%	11.1%
Interregional sales	3,157		3,181	3,833		1,946		1,961		1,876		227	227	266		116	139	151
Other operating income	717		2,447	812		70		90		64		48	86	84		50	83	198
Operating result	1,859		1,891	(277)		(283)		(676)		(1,247)		240	207	65		214	410	433
Of which discontinuing	629		1,050	(839)		(481)		(388)		(772)		52	34	(53)		10	64	12
Return on sales	13.4%		13.6%	(2.0%	)	(2.8%	)	(7.4%	)	(14.2%	)	6.1%	5.2%	1.7%		8.8%	15.9%	18.2%
Gross cash flow	2,017		1,843	1,639		641		740		899		324	360	342		249	363	398
Capital invested	16,938		21,338	20,000		13,449		11,594		9,325		2,781	2,460	2,258		1,705	1,322	1,197
CFRoI	11.7%		8.6%	7.9%		4.5%		5.9%		8.6%		11.2%	12.6%	14.5%		15.0%	25.4%	31.6%
Equity-method income (loss)	26		5	(166)		—		—		—		—	—	—		—	—	1
Equity-method investments	527		572	452		616		505		412		2	2	2		21	16	4
Total assets	17,887		23,694	22,400		12,898		11,565		9,045		3,227	3,225	2,731		1,953	1,734	1,627
Capital expenditures	1,684		1,422	1,047		560		676		496		255	188	138		118	97	58
Amortization and depreciation	1,280		1,746	2,351		969		1,344		1,963		155	153	333		108	64	69
Liabilities	9,949		14,370	15,898		6,490		6,390		5,253		1,403	1,613	1,189		695	945	675
Research and development expenses	1,786		1,801	1,674		696		708		650		68	51	74		9	17	16
Number of employees (as of Dec. 31)	68,400		70,600	66,700		24,000		24,600		23,300		13,000	15,400	13,900		11,500	12,000	11,500

	Reconciliation			Bayer Group

Regions	2001	2002	2003	2001		2002		2003

	(€ million)
Net sales (external) — by market	—	—	—	30,275		29,624		28,567
Net sales (external) — by point of origin	—	—	—	30,275		29,624		28,567
Of which discontinuing	—	—	—	8,573		7,586		6,389
– Change in €	—	—	—	(2.2%	)	(2.2%	)	(3.6% )
– Change in local currencies	—	—	—	(2.5%	)	2.6%		5.0%
Interregional sales	(5,446)	(5,508)	(6,126)	—		—		—
Other operating income	—	—	—	885		2,706		1,158
Operating result	(354)	(222)	(177)	1,676		1,610		(1,203)
Of which discontinuing	—	—	—	210		760		(1,652)
Return on sales	—	—	—	5.5%		5.4%		(4.2% )
Gross cash flow	(222)	(221)	(34)	3,009		3,085		3,244
Capital invested	(15)	(2)	1,617	34,858		36,712		34,397
CFRoI	—	—	—	8.4%		8.3%		9.2%
Equity-method income (loss)	—	—	—	26		5		(165)
Equity-method investments	—	—	—	1,166		1,095		870
Total assets	1,074	1,474	1,642	37,039		41,692		37,445
Capital expenditures	—	—	—	2,617		2,383		1,739
Amortization and depreciation	4	5	19	2,516		3,312		4,735
Liabilities	1,482	2,919	2,094	20,019		26,237		25,109
Research and development expenses	—	—	—	2,559		2,577		2,414
Number of employees (as of Dec. 31)	—	—	—	116,900		122,600		115,400

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

[5] Other operating expenses

	2001	2002	2003

	(€ million)
Amortization and write-downs of acquired goodwill	(115)	(205)	(366)
Write-downs of trade accounts receivable	(91)	(101)	(106)
Losses from sales of property, plant and equipment	(15)	(42)	(108)
Impairment write-downs, excluding goodwill	—	(284)	(1,642)
Other operating expenses	(1,019)	(1,438)	(1,284)

	(1,240)	(2,070)	(3,506)

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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

      Debentures include the following:

Effective	Stated
Rate	Rate		Volume	Dec. 31, 2002	Dec. 31, 2003

				(€ million)
Bayer AG
5.515%	5.375%	Eurobonds 2002/2007	EUR 3,000 million	3,081	3,039
5.108%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,102	2,097
Bayer Corporation
7.180%	7.125%	Notes 1995/2015	USD 200 million	191	158
1.200%	3.500%	Revenue Bonds 1997/2009	USD 20.6 million	20	16
6.670%	6.650%	Notes 1998/2028	USD 350 million	334	277
6.210%	6.200%	Bonds 1998/2028	USD 250 million	238	198
6.375%	6.375%	Money Market Puttable Reset Securities 2001/2011	USD 500 million	476	397
Bayer Ltd., Japan
3.750%	3.750%	Bonds 2000/2005	CHF 400 million	300	258

				6,742	6,440

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

      The following presents income from continuing operation and discontinued operation under U.S. GAAP:

	2001	2002	2003	2003

	(€ million)			($ million)
Income/loss from continuing operations	543	(171)	(1,366)	(1,720)
Discontinued operations — net of tax	257	1,448	(79)	(100)

Net income/loss reported under U.S. GAAP	800	1,277	(1,445)	(1,820)

Earnings per share	2001	2002	2003	2003

	(€ million)			($ million)
Basic and diluted:
Income from continuing operations	0.74	(0.23)	(1.87)	(2.35)
Income from discontinued operations	0.36	1.98	(0.11)	(0.14)

Basic and diluted earnings/loss per share	1.10	1.75	(1.98)	(2.49)

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