Form 20-F
period 2004-12-31
BAYER AKTIENGESELLSCHAFT
filed 2005-03-15
CIK 1144145

As filed with the Securities and Exchange Commission on March 15, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
          As of December 31, 2004, 730,341,920 ordinary shares, of no par value, of Bayer AG were outstanding.
          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐          Not applicable.
          Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

**	Not for trading, but only in connection with the registration of American Depositary Shares.

Defined Terms and Conventions
      Bayer AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this annual report on Form 20-F, unless otherwise specified or required by the context, the term “Company”, “Bayer” or “Bayer AG” refers to Bayer AG and the terms “we”, “us” and “our” refer to Bayer AG and, as applicable, Bayer AG and its consolidated subsidiaries.
      Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
Forward-Looking Information
      This annual report on Form 20-F contains forward-looking statements that reflect our plans and expectations. As these statements are based on current plans, estimates and projections, you should not place undue reliance on them. We generally identify forward-looking statements with words such as “expects”, “intends”, “anticipates”, “plans”, “believes”, “estimates” and similar expressions.
      Forward-looking statements involve known and unknown risks, uncertainties and other factors. We caution you that a number of important factors may cause our actual results, performance, achievements or financial position to be materially different from any results, performance, achievements or financial position expressed or implied by forward-looking statements. These factors include, but are not limited to:

•	Cyclicality in our industries;

•	Reduced demand for older products in response to advances in technology;

•	Increasingly stringent regulatory controls;

•	Increased raw materials prices;

•	The expiration of patent protections;

•	Environmental liabilities and compliance costs;

•	Failure to compete successfully, integrate acquired companies or develop new products and technologies;

•	Risks from hazardous materials;

•	Litigation and product liability claims; and

•	Fluctuations in currency exchange rates.
      A discussion of these and other factors that may affect our actual results, performance, achievements or financial position is contained in Item 3, Key Information — Risk Factors, the various “Strategy” sections in Item 4, Information on the Company, Item 5, Operating and Financial Review and Prospects and elsewhere in this annual report on Form 20-F.
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
Selected Financial Data
      We derived the following selected financial data for each of the years in the five-year period ended December 31, 2004 from our consolidated financial statements. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS and, where indicated, in accordance with U.S. Generally Accepted Accounting Standards, or U.S. GAAP. Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board (IASB), replacing the earlier International Accounting Standards, or IAS. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix “IAS”. Note 44 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F describes the reconciliation of significant differences between IFRS and U.S. GAAP.
      Since January 1, 1999, we have prepared our financial statements in European Union euros (€). In this annual report on Form 20-F, we have translated certain euro amounts into U.S. dollar amounts at the rate of $1.3538 = €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. We have translated these amounts solely for your convenience, and you should not assume that, on that or any other date, one could have converted these amounts of euros into dollars at that or any other exchange rate.

      The financial information presented below is only a summary. You should read it together with the consolidated financial statements included in Item 18.

Consolidated Income Statement Data

	Year Ended December 31,

	2000		2001	2002		2003		2004	2004

	€		€	€		€		€	$
	(In millions, except per share data)
IFRS:
Net sales from continuing operations	—	(1)	21,702	22,038		22,178		23,045	31,198
Net sales from discontinuing operations	—	(1)	8,573	7,586		6,389		6,713	9,088
Net sales	30,971		30,275	29,624		28,567		29,758	40,286
Operating result from continuing operations	—	(1)	1,466	781	(2)	520	(2)	1,790	2,423
Operating result from discontinuing operations	—	(1)	210	737	(2)	(1,639	) (2)	18	24
Operating result	3,287		1,676	1,518	(2)	(1,119	) (2)	1,808	2,447
Non-operating result	(297)		(561)	(562	) (2)	(875	) (2)	(823)	(1,114)
Income before income taxes	2,990		1,115	956		(1,994)		985	1,333
Income taxes	(1,148)		(154)	107		645		(385)	(521)
Income after taxes	1,842		961	1,063		(1,349)		600	812
Minority stockholders’ interest	(26)		4	(3)		(12)		3	4
Net income	1,816		965	1,060		(1,361)		603	816
Average number of shares in issue	730		730	730		730		730	730
Operating result from continuing operations per share	—	(1)	2.01	1.07	(2)	0.71	(2)	2.45	3.32
Basic net income/loss per share	2.49		1.32	1.45		(1.86)		0.83	1.12
Diluted net income/loss per share	2.49		1.32	1.45		(1.86)		0.83	1.12
Dividends per share	1.40		0.90	0.90		0.50		N/A (3)	N/A (3)
U.S. GAAP:
Net income	1,783		800	1,277		(1,445)		653	885
Basic and diluted net income per share	2.44		1.10	1.75		(1.98)		0.89	1.21

(1)	We do not present discontinuing operations for 2000 because we were unable without unreasonable effort and expense to restate these years’ financial data to reflect the operations we classified as discontinuing operations in all more recent periods.

(2)	2002 and 2003 data have been restated for these items because of a change in the reporting of funded pension obligations. For more details, see Note 7 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

(3)	The dividend payment for 2004 has not yet been decided on. Our Supervisory Board has accepted our Board of Management’s proposal to recommend at our annual general shareholders’ meeting a dividend for 2004 of €0.55 per share, for a total dividend of €402 million.

Consolidated Balance Sheet Data

	Year Ended December 31,

	2000		2001	2002	2003	2004	2004

	€		€	€	€	€	$
	(In millions, except per share data)
IFRS:
Total assets	36,451		37,039	41,692	37,445	37,804	51,179
of which discontinuing operations	—	(1)	8,813	6,077	4,648	4,934	6,680
Stockholders’ equity	16,140		16,992	15,335	12,213	12,268	16,608
Liabilities	20,074		20,019	26,237	25,109	25,425	34,420
of which long-term financial liabilities	2,803		3,071	7,318	7,378	7,117	9,635
of which discontinuing operations	—	(1)	3,489	2,824	2,190	2,351	3,183
U.S. GAAP:
Stockholders’ equity	19,110		18,300	16,734	13,327	13,047	17,663
Total assets	38,740		37,831	42,668	38,012	38,496	52,116

(1)	We do not present discontinuing operations for 2000 because we were unable without unreasonable effort and expense to restate these years’ financial data to reflect the operations we classified as discontinuing operations in all more recent periods.
Dividends
      The following table indicates the dividends per share paid from 2002 to 2004. Shareholders who are U.S. residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10, Additional Information — Taxation.

	2002	2003	2004

Total dividend (€ in millions)	657	365	N/A	(1)
Dividend per share (€)	0.90	0.50	N/A	(1)
Dividend per share ($)	1.22	0.68	N/A	(1)

(1)	The dividend payment for 2004 has not yet been decided on. Our Supervisory Board has accepted our Board of Management’s proposal to recommend at our annual general shareholders’ meeting a dividend for 2004 of €0.55 per share, for a total dividend of €402 million.
      See also Item 8, Financial Information — Dividend Policy and Liquidation Proceeds.
Exchange Rate Data
      The following table shows, for the periods and dates indicated, the exchange rate of the U.S. dollar to the euro based on the noon buying rate of the Federal Reserve Bank of New York. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the market price of the shares and the ADSs, the U.S. dollar amount received by holders of shares and the ADSs on conversion by the Depositary of any cash dividends paid in euro and the U.S. dollar translation of our results of operations and financial condition.

Year	Period End	Average	High	Low

	(U.S. dollar per euro)
2000	0.9388	0.9233	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9454	1.0485	0.8594
2003	1.2597	1.1321	1.2597	1.0361
2004	1.3538	1.2438	1.3625	1.1801

Previous Six Months	High	Low

	(U.S. dollar per
	euro)
September 2004	1.2417	1.2052
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
      The exchange rate of the U.S. dollar to the euro based on the noon buying rate of the Federal Reserve Bank of New York on March 3, 2005 was $1.3130 = €1.00. In this annual report on Form 20-F, we have translated certain euro amounts into U.S. dollar amounts at the rate of $1.3538 = €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004.
Risk Factors
      An investment in our shares or ADSs involves a significant degree of risk. You should carefully consider these risk factors and the other information in this annual report on Form 20-F before deciding to invest in our shares or ADSs. The risks described below are the ones we consider material. However, they are not the only ones that may exist. Additional risks not known to us or that we consider immaterial may also have an impact on our business operations. The occurrence of any of these events could seriously harm our business, operating results and financial condition. In that case, the trading price of our shares or ADSs could decline and you could lose all or part of your investment.

Our transactions relating to LANXESS expose us to continuing liability
      As announced in November 2003, Bayer combined its former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with parts of its former Bayer Polymers business to form the LANXESS subgroup with economic effect from July 1, 2004 as part of its portfolio realignment. LANXESS AG became a legally independent company on January 28, 2005, when its spin-off was registered in the Commercial Register (Handelsregister) for Bayer AG at the Local Court of Cologne (Amtsgericht Köln), Germany.
      Our liability for prior obligations of the LANXESS subgroup following its spin-off is governed by both statutory and contractual provisions. Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and LANXESS AG are thus jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. The company to which the respective obligations were not assigned under the Spin-Off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG ceases to be liable for such obligations after a five-year period.
      Under the Master Agreement between Bayer AG and LANXESS AG of the same date, each of Bayer AG and LANXESS AG agreed to release the other party from those liabilities each has assumed as principal debtor under the Spin-Off and Acquisition Agreement. The Master Agreement contains provisions for the general apportionment of liability as well as special provisions relating to the apportionment of product liability and of liability for environmental contamination and antitrust violations between Bayer AG and LANXESS AG. The Master Agreement applies to all activities of Bayer AG and LANXESS AG units throughout the world, subject to certain conditions for the United States. For a description of these agreements, please see Item 10, Additional Information — Material Contracts.
      We may bear expenses in the future relating to liabilities of the former LANXESS subgroup under the German Transformation Act or pursuant to the Spin-Off and Acquisition Agreement or the Master Agreement. These could have a material adverse effect on our financial condition and results of operations.

Cyclicality may reduce our operating margins or cause operating losses
      Several of the industries in which Bayer operates are cyclical. This applies particularly to our Materials and Systems segments. Typically, increased demand during peaks in the business cycle in these industries leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past these capacity increases have led to excess capacities because they have exceeded demand growth. Low periods in the business cycles are then characterized by decreasing prices and excess capacity. These factors can depress operating margins and may result in operating losses.
      Excess capacities can affect our operating results especially with respect to those commodity businesses that are characterized by slow market growth. We believe that some areas of the isocyanate business, in particular, face slow growth in demand together with substantial excess production capacity. Excess capacity in polycarbonates has declined but continues to affect the structure of the polycarbonates market. Future growth in demand may not be sufficient to absorb current excess capacity or future capacity additions without significant downward pressure on prices and adverse effects on our operating results.
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

Regulatory controls and changes in public policy may reduce the profitability of new or current products
      We must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of our products. In some countries, including the United States, regulatory controls have become increasingly demanding. We expect that this trend will continue and will expand to other countries, particularly those of the European Union (EU). A proposed EU chemicals policy could mandate a significant increase in the testing and assessment of all chemicals, leading to increased costs and reduced operating margins for these products. Although we have adopted measures to address these stricter regulations, such as increasing the efficiency of our internal research and development processes in order to reduce the impact of extended testing on time-to-market, stricter regulatory regimes could substantially delay our product development or restrict our marketing and sales.
      Our Pharmaceuticals, Biological Products segment and our Consumer Care, Diagnostics segment are subject to particularly strict regulatory regimes. Failure to achieve regulatory approval of new products in a timely manner or at all can mean that we do not recoup our research and development investment through sales of that product. We do not know when or whether any approvals from regulatory authorities will be received. Withdrawal by regulators of an approval previously granted can mean that the affected product ceases to generate revenue. This can occur even if regulators take action falling short of actual withdrawal or direct their action at “over-the-

counter” (OTC) products that do not require regulatory approval. In addition, in some cases we may voluntarily cease marketing a product even in the absence of regulatory action.
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

Our operating margins may decrease if we are not be able to pass increased raw material prices on to customers or if prices for our products decrease faster than raw material prices
      Significant variations in the cost and availability of raw materials and energy may reduce our operating results. We use significant amounts of petrochemical-based raw materials and aromatics (benzene, toluene) in manufacturing a wide variety of our products. We also purchase significant amounts of natural gas, coal, electricity and fuel oil to supply the energy required in our production processes. The prices and availability of these raw materials and energy vary with market conditions and may be highly volatile. There have been in the past, and may be in the future, periods during which we cannot pass raw material price increases on to customers. Even in periods during which raw material prices decrease, we may suffer decreasing operating profit margins if the prices of raw materials decrease more slowly than do the selling prices of our products. In the past, we have entered into hedging arrangements with respect to raw materials prices only to a limited extent. If the market for these hedging arrangements attains sufficient liquidity and we can obtain their protection at a reasonable cost, we would consider making more extensive use of these hedging instruments.

Shortages or disruptions of supplies to customers due to unplanned capacity decreases or shutdowns of production plants may reduce sales
      Production at some of our manufacturing facilities or the supply of raw materials to them could be adversely affected by technical failures, strikes, natural disasters, regulatory rulings and other factors. Our Biological Products division, in particular, generally faces complicated production processes that are more subject to disruption than is the case with other processes and therefore pose increased risk of manufacturing problems, unplanned shutdowns and loss of products. Production capacities at one or more of our sites or major plants could therefore decline temporarily or longer term. If, however, the capacity of one or more material facilities is reduced or manufacture of material products is shut down for a prolonged period and we are unable to shift sufficient production to other plants or draw on our inventories, we can suffer declines in sales revenues and in our results, be exposed to damages claims and suffer reputational harm.

Litigation and administrative claims could harm our operating results and cash flows
      We are involved in a number of legal proceedings and may become involved in additional legal proceedings. See Item 8, Financial Information — Legal Proceedings. Each of these proceedings or potential proceedings could involve substantial claims for damages or other payments. These proceedings include claims alleging product liability, claims alleging breach of contract and claims alleging antitrust violations. If our opponents in these lawsuits obtain judgments against us or if we determine to settle any of these lawsuits, we could be required to pay substantial damages and related costs.

      We are also plaintiff in lawsuits to enforce our patent rights in our products. If we are not successful in these actions, we would expect our revenue from these products to decline as generic competitors enter the market.
      In cases where we believe it appropriate, we have established provisions to cover potential litigation-related costs. Increased risks currently result from litigation commenced in the United States after we voluntarily withdrew Lipobay/ Baycol (cerivastatin) from the market and voluntarily stopped marketing products containing phenylpropanolamine (PPA).
      Since the existing insurance coverage with respect to Lipobay/ Baycol and PPA is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the provisions already established. We will regularly review whether further accounting measures are necessary depending on the progress of the litigation. Please see also — Existing insurance coverage may turn out to be inadequate.

The loss of patent protection or ineffective patent protection for marketed products may result in loss of sales to competing products
      During the life of its patent related to the compound per se, a patented product is normally only subject to competition from alternative products. After a patent expires, the producer of the formerly patented product is likely to face increased competition from generic products entering the market. This competition is likely to reduce market share and sales revenue of the formerly patented product. See Item 4, Information on the Company — Intellectual Property Protection, for a discussion of the scheduled expiration dates of our significant patents. In addition, generic drug manufacturers, particularly in the United States, may seek marketing approval for pharmaceutical or agricultural products currently under patent protection by attacking the validity or enforceability of a patent. If a generic manufacturer succeeds in voiding a patent protecting one of our products, that product could be exposed to generic competition before the natural expiration of the patent. See Item 8, Financial Information — Legal Proceedings, for a discussion of several important patent-related proceedings in which we are involved.
      The extent of patent protection varies from country to country. In some of the countries in which we operate, patent protection may be significantly weaker than in the United States or the European Union. Piracy of patent-protected intellectual property has often occurred in recent years, particularly in some Asian countries. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. We do not currently expect any proposed patent law modifications to affect us materially. Nevertheless, if a country in which we sell a substantial volume of an important product were to effectively invalidate our patent rights in that product, our revenues could suffer.

Failure to compete successfully or integrate newly acquired businesses may reduce our operating results
      Bayer operates in highly competitive industries. Actions of our competitors could reduce our profitability and market share. In some commodity areas (especially within our Materials and Systems segments), we compete primarily on the basis of price and reliability of product and supply. All of our segments, however, also compete in specialty markets on the basis of product differentiation, innovation, quality and price. Significant product innovations, technical advances or the intensification of price competition by competitors could harm our operating results.
      From time to time, we acquire all or a portion of an established business and combine it with our existing business units. Integration of existing and newly-acquired businesses requires difficult decisions with respect to staffing levels, facility consolidation and resource allocation. We must also plan carefully to ensure that established product lines and brands retain or increase their market position. If we fail to effectively integrate a new business or if integration results in significant unexpected costs, our results of operations could suffer.

Risks from the handling of hazardous materials could negatively impact our operating results
      Bayer’s operations are subject to the operating risks associated with pharmaceutical and chemical manufacturing, including the related risks associated with storage and transportation of raw materials, products and wastes. These risks include, among other things, the following hazards:

•	pipeline and storage tank leaks and ruptures;

•	fires and explosions;

•	malfunction and operational failure; and

•	releases, discharges or disposal of toxic and/or hazardous substances resulting from these or other causes.
      These operating risks have the potential to cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and in business interruption and the imposition of civil or criminal penalties, and negatively impact the reputation of the company. The occurrence of any of these events may significantly reduce the productivity and profitability of the affected manufacturing facility and harm our operating results. Furthermore, our property damage, business interruption and casualty insurance policies may not be adequate to cover fully all potential hazards incidental to our business.
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

•	that we currently own or operate;

•	that we formerly owned or operated;

•	where we disposed of waste from our operations;

•	where our toll manufacturers operate or operated; or

•	where property owned by third parties was contaminated by the emission or spill of contaminants for which we bear responsibility.
      The costs of these environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination. See Item 4, Information on the Company — Business — Governmental Regulation.
      Furthermore, Bayer is or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of these might have a significant negative impact on our operating results and reputation.
      Stricter health, safety and environmental laws and regulations as well as enforcement policies could result in substantial liabilities and costs to Bayer and could subject our handling, manufacturing, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws and regulations could result in significant capital expenditures and expenses as well as liabilities, thereby harming our business and operating results.

Existing insurance coverage may turn out to be inadequate
      We seek to cover foreseeable risks through insurance coverage. Such insurance coverage, however, may not fully cover the risks to which the company is exposed. This can be the case with respect to insurance covering legal and administrative claims, as discussed above, as well as with respect to insurance covering other risks. For certain risks, adequate insurance coverage may not be available on the market or may not be available at reasonable conditions. Consequently, any harm resulting from the materialization of these risks could result in significant capital expenditures and expenses as well as liabilities, thereby harming our business and operating results.

Significant fluctuations in exchange rates affect our financial results
      Bayer conducts a significant portion of its operations outside the euro zone. Fluctuations in currencies of countries outside the euro zone, especially the U.S. dollar and Japanese yen, can materially affect our revenue as well as our operating results. For example, changes in currency exchange rates may affect:

•	the relative prices at which we and our competitors sell products in the same market;

•	the cost of products and services we require for our operations; and

•	the euro-denominated items in our financial statements.
      Although these fluctuations can benefit us, they can also harm our results. From time to time, we may use financial instruments to hedge some of our exposure to foreign currency fluctuations. As of December 31, 2004, we had entered into forward foreign exchange contracts and currency swaps with a total notional value of €4.9 billion (excluding cross currency interest rate swaps included in our €7.2 billion notional amount of interest rate hedging contracts). For further information on these products, see Item 11, Quantitative and Qualitative Disclosures about Market Risk.

Negative developments affecting capital markets may make additional contributions to our pension funds necessary and changes in the yield assumptions could have an impact on the valuation of liabilities
      Fund assets generally have to cover future pension obligations. Changes and movements in the equity, fixed income, real estate and other markets could significantly change the valuation of the assets of our plans. A change in yield assumptions could also have an impact on the discounted present value of our pension obligations. In addition, changes in pension and postretirement benefit plan assumptions, such as rates for compensation increase, retirement rates, mortality rates, health care cost trends and other factors can lead to significant increases or decreases in our pension or postretirement benefit obligations, which would affect the reported funded status of our plans and therefore could also negatively affect the net periodic pension cost or course cash contributions in the future.
      We cannot assure you that any future expenses or cash contributions that become necessary under our pension or postretirement benefit plans will not have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
      Bayer Aktiengesellschaft, or Bayer AG, is a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany.
      Bayer AG was incorporated in 1951 under the name “Farbenfabriken Bayer AG” for an indefinite term and adopted its present name in 1972. Bayer AG’s registered office (Sitz) and principal place of business are at the Bayerwerk, 51368 Leverkusen, Germany. Its telephone number is +49 (214) 30-1 and its home page on the World Wide Web is at www.bayer.com. Reference to our website does not incorporate the information contained on the website into this annual report on Form 20-F. The headquarters of Bayer AG’s U.S. subsidiary, Bayer Corporation, are located at 100 Bayer Road, Pittsburgh, Pennsylvania 15205-9741.
      The major acquisitions and divestments of the Bayer Group during the last three years are listed below. For capital expenditures (excluding acquisitions) for these years please refer to Item 5, Liquidity and Capital Resources 2002, 2003 and 2004 — Capital Expenditures. For capital expenditures by individual business segment for the last three years refer to the segment data in Notes to the Consolidated Financial Statements of the Bayer Group — Key Data by Business Segment.
      Our expenditures on acquisitions in the past three years were as follows:

•	In 2002, we spent a total of €7.9 billion on acquisitions, mainly for the acquisition of Aventis CropScience effective June 1, 2002 from Aventis and Schering. Approval of this acquisition by the relevant antitrust authorities, particularly in Europe and the United States, was conditional upon our divesting or outlicensing a number of products, which we completed in the course of 2004. In 2002, we also acquired Visible Genetics Inc. in Canada and Tectrade A/ S in Denmark.

•	In 2003, we spent a total of €72 million on acquisitions, mainly for increasing our interest in the Bayer Polymers Sheet Europe Group (formerly known as Makroform) to 100 percent.

•	In 2004, Bayer spent a total of €0.4 billion on acquisitions. Of this amount, approximately €0.1 billion was used for the purchase of Crompton Corporation’s 50 percent stake in the Gustafson joint venture (seed treatment business) based in the United States, Canada and Mexico, in which Bayer already held a 50 percent share.
      In July 2004, Bayer announced the acquisition of Roche’s global over-the-counter (OTC) consumer health business — except in Japan — with a total purchase price of approximately €2.4 billion. The acquired business comprises consumer brands such as Rennie® and Bepanthen®, vitamins and nutritional supplements and also includes Roche’s 50 percent stake in the U.S. Bayer-Roche joint venture. 50.4 percent of 2004 sales of the acquired OTC business were generated in Europe and 49.6 percent outside Europe. The acquisition is primarily being financed through the use of our own funds, although loans were taken out in several countries for legal and tax reasons. By the end of 2004, we had paid approximately €0.2 billion to acquire the remaining 50 percent stake in the U.S. Bayer-Roche joint venture and €0.2 billion (which is not included in the 2004 total acquisition amount of €0.4 billion) as a first payment for the business in the rest of the world. After the approval of the acquisition by European antitrust authorities, which was subject to minor conditions, control of most of the business has passed to Bayer at the beginning of 2005. We expect to assume full operating control by the end of the first half of 2005.
      Our principal divestitures in the past three years were the following:

•	In 2002, we divested the following businesses: Haarmann & Reimer (€1.7 billion); the remaining 30 percent share in Agfa-Gevaert N.V. for €0.7 billion (70 percent had already been divested in 1999); our 94.9 percent interest in Bayer Wohnungen GmbH (€0.5 billion); our French and Spanish generic pharmaceutical operations (€0.1 billion); and a large part of the global household insecticides business of our Consumer Care division (€0.4 billion).

•	In 2003, we sold the remaining parts of the household insecticides business (€0.3 billion), our 50 percent interest in PolymerLatex (€0.1 billion) and our stake in the biotechnology company Millennium

Pharmaceuticals, Inc. (€0.3 billion). As part of the conditions imposed by the European, U.S. and Canadian antitrust authorities in connection with the Aventis CropScience acquisition, a number of active ingredients especially in the area of insecticides and fungicides were divested (€1.3 billion).

•	In July 2004, we sold, pursuant to contractual obligations, our 15 percent interest in the KWS Saat AG, a seed company acquired as part of Aventis CropScience in 2002.

      As announced in November 2003, Bayer combined its former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with parts of its former Bayer Polymers business to form the LANXESS subgroup with economic effect from July 1, 2004 as part of its portfolio realignment. LANXESS AG became a legally independent company on January 28, 2005, when its spin-off was registered in the Commercial Register (Handelsregister) for Bayer AG at the Local Court of Cologne (Amtsgericht Köln), Germany. The LANXESS subgroup represents 20.3 percent of total sales revenues and 4.1 percent of total operating result of the Bayer Group in 2004. Those portions of our business that were combined into our LANXESS subgroup and subsequently spun off are shown as “discontinuing operations” in the consolidated financial statements and the notes to those financial statements included elsewhere in this annual report on Form 20-F. These discontinuing operations data are intended to present the LANXESS subgroup as an integral part of Bayer and not on an independent group basis.
      In December 2004, we announced the divestment of our Plasma business to two U.S. financial investors. The total consideration to be received by Bayer amounts to approximately €450 million, including cash, a 10 percent equity interest in a newly-formed corporation, retention of selected working capital items and contingent payments of about €40 million. 12.2 percent of 2004 sales from this business were generated in Europe and 87.8 percent outside Europe. The transaction is subject to regulatory approvals and is expected to be closed in the first half of 2005.
BUSINESS
      We are a global company offering a wide range of products, including ethical pharmaceuticals, diagnostics and other health care products, agricultural products and polymers. Bayer AG is headquartered in Leverkusen, Germany and is the management holding company of the Bayer Group, which includes approximately 350 consolidated subsidiaries.
      Following our strategic alignment culminating in the spin-off of the LANXESS subgroup, our business operations are now organized in three subgroups:

•	Bayer HealthCare (consisting of our three health care segments: Pharmaceuticals, Biological Products; Consumer Care, Diagnostics; and Animal Health) develops, produces and markets products for the prevention, diagnosis and treatment of human and animal diseases.

•	Bayer CropScience (consisting of our CropScience segment) is active in the area of chemical crop protection and seed treatment, non-agricultural pest and weed control and plant biotechnology.

•	Bayer MaterialScience (comprising our Materials segment and our Systems segment) primarily develops, manufactures and markets products in the polyurethane, polycarbonate, cellulose derivatives and special metals field.
      Three service organizations provide support functions to the three subgroups, Bayer AG and third parties. They are:

•	Bayer Technology Services, which provides engineering functions.

•	Bayer Business Services, which provides information management, accounting and reporting, consulting and administrative services.

•	Bayer Industry Services, which operates the Bayer Chemical Park network of industrial facilities in Germany and provides site-specific services. Since July 1, 2004, Bayer Industry Services GmbH & Co. OHG has been 60 percent held by Bayer AG and 40 percent held by LANXESS Deutschland GmbH.

      Our strategic alignment on core competencies should enable us to increase investment in growth businesses and innovative technologies. We expect that this will allow us to play a leading role in these attractive markets and to expand our current strong positions. We intend to optimize the allocation of resources as well as continue with our cost-saving and efficiency-improvement programs in order to increase Bayer’s corporate value over the long term.
      Bayer’s long-term strategy and activities are guided by the role of a socially and ethically acting “corporate citizen” and the principles of sustainable development, whose objectives are to meet the economic, ecological and social needs of today’s society without compromising the ability of future generations to meet their own needs. We contribute to sustainable development by participating in the worldwide Responsible Care® initiative developed by companies in the global chemical industry.
      For the year ended December 31, 2004, Bayer reported total sales of €29,758 million, an operating result of €1,808 million, and a net income of €603 million. Sales from continuing operations amounted to €23,045 million. As of December 31, 2004, we employed 113,000 people worldwide. Based on customers’ location, Bayer’s activities in the Europe region accounted for 43 percent of the group’s total sales in 2004; North America for 28 percent of sales; the Asia/ Pacific region amounted to 17 percent; and the region Latin America/ Africa/ Middle East accounted for 12 percent of total sales.
      With effect from January 1, 2004, we have adjusted our segment reporting and restated the financial information of previous years to reflect the realignment of the Bayer Group. Haarmann & Reimer (formerly part of the Chemicals segment) and PolymerLatex (formerly part of the Plastics, Rubber segment), which were divested in 2002 and 2003, respectively, are now shown as part of the Reconciliation.
      The following table shows the external sales per subgroup and respective reporting segments for the last three years.

	2002	2003	2004

	(Euros in millions)
HealthCare	9,372	8,871	8,485
Pharmaceuticals, Biological Products	4,767	4,745	4,388
Consumer Care, Diagnostics	3,755	3,336	3,311
Animal Health	850	790	786
CropScience	4,697	5,764	5,946
MaterialScience	7,659	7,453	8,597
Materials	2,875	2,777	3,248
Systems	4,784	4,676	5,349
LANXESS	6,241	5,776	6,053
Reconciliation	1,655	703	677
Total Bayer Group	29,624	28,567	29,758
BAYER HEALTHCARE
PHARMACEUTICALS, BIOLOGICAL PRODUCTS
Overview
      This segment comprises the Pharmaceuticals and Biological Products divisions. It formerly consisted of a single division responsible for both pharmaceutical and biological products. Beginning in 2002, we have organized the segment internally into two separate divisions. The following table shows the segment’s performance for the last three years.

	2002	2003	2004

	(Euros in millions)
External net sales	4,767	4,745	4,388
Percentage of total sales	16.1	16.6	14.7
thereof discontinuing operations	679	613	660
Intersegment sales	33	51	42
Operating result	(200)	(408)	302
thereof discontinuing operations	(113)	(349)	(56)
thereof special items(1)	(333)	(832)	(148)

(1)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.
      The segment’s sales by region for the past three years are as follows:

	2002	2003	2004

	(Euros in millions)
Europe	1,411	1,419	1,582
North America	2,084	2,154	1,565
Asia/ Pacific	884	809	854
Latin America/ Africa/ Middle East	388	363	387

Total	4,767	4,745	4,388

      Our Pharmaceuticals business unit generated €3,688 million sales in 2002, €3,635 million in 2003 and €3,166 million in 2004, whereas our Biological Products business unit generated €1,079 million in 2002, €1,110 million in 2003 and €1,222 million 2004. The following table shows our sales during the past three years from the products that account for the largest portion of segment sales.

	2002		2003		2004

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Ciprobay®/ Cipro® (Pharmaceuticals)	1,411	29.6	1,411	29.7	837	19.1
Adalat® (Pharmaceuticals)	800	16.8	676	14.2	670	15.3
Kogenate® (Biological Products)	400	8.4	497	10.5	563	12.8
Gamimune® N/Gamunex® (Biological Products)	333	7.0	304	6.4	343	7.8
Avalox®/ Avelox® (Pharmaceuticals)	280	5.9	299	6.3	318	7.2
Glucobay® (Pharmaceuticals)	287	6.0	273	5.8	278	6.3
Levitra® (Pharmaceuticals)	6	0.1	144	3.0	193	4.4
Trasylol® (Pharmaceuticals)	154	3.2	157	3.3	171	3.9
Prolastin® (Biological Products)	151	3.2	166	3.5	166	3.8
Other	945	19.8	818	17.3	849	19.4

Total	4,767		4,745		4,388

Segment Strategy

Pharmaceuticals
      In connection with the new alignment of the Bayer Group, we have begun to position Pharmaceuticals as a medium-sized enterprise with the appropriate structures. We focus on the areas: Infectious Diseases, Cardiovascular Risk Management including Diabetes, Urology and Oncology.
      The strategic priorities include:

•	focusing our research activities on the areas: Cardiovascular Risk Management including Diabetes and Oncology; and

•	working on regional co-operations, alliances and licensing, all as appropriate in light of the local circumstances.
      In addition to our immediate priorities, life cycle management remains a continuing element of our strategy. Successful life cycle management enables us to extend the commercial success of established products. See — Research and Development — Life Cycle Management.
      Bayer HealthCare decided to adopt a global pharmaceutical research and development initiative to suit changed business conditions in the Pharmaceuticals division, by bringing research and development in line with the Pharmaceuticals division’s strategy of concentrating on specific therapeutic segments and increasing regional differentiation. This global initiative allows greater efficiencies and focus with respect to specific therapeutic segments, allowing headcount reductions and other cost cutting measures. See — Research and Development.
      In 2004, we entered into a strategic alliance with Schering-Plough. See — Markets and Distribution.

Biological Products
      Our strategic priority for the Biological Products division in the medium-term future is to focus on growth of the Kogenate® brand while maintaining profitability. To achieve this, the Kogenate® strategy is to continue to aggressively differentiate Kogenate® from competitors’ products and gain market share by improving our focus on patient needs, shifting current therapy paradigms and enabling severe bleeders to enjoy a higher quality of life.
Pharmaceuticals

Overview
      Our Pharmaceuticals division focuses on the development and marketing of ethical pharmaceuticals. Ethical pharmaceuticals are medications requiring a physician’s prescription and are sold under a specific brand name.

Major Products
      Ciprofloxacin, marketed under the trademark Cipro®, mainly in the United States, and Ciproxin®, Ciproxine®, Ciprobay®, Ciproxina®, Baycip®, Ciflox® and Uniflox® in other countries, is a broad-spectrum antimicrobial agent of the fluoroquinolone class. Cipro® is our leading pharmaceutical product in terms of sales. Cipro®’s main uses are in the treatment of urinary tract infections and in severe hospital infections. It is also approved for the treatment of anthrax. In June 2004, market exclusivity for the active pharmaceutical ingredient in Cipro® expired in the United States.
      Adalat® is the brand name for nifedipine, a representative of the dihydropyridine class of calcium antagonists. Calcium plays an important role in the body’s regulation of blood pressure and the supply of blood to the heart tissues. Calcium antagonists can reduce blood pressure and improve blood supply to heart tissue.
      Moxifloxacin, marketed under the trade name Avelox®, mainly in the United States, and Avalox®, Izilox®, Actira® and Octegra® in other countries, is an antibiotic used to treat common bacterial respiratory tract infections. It is indicated for the treatment of community-acquired pneumonia, acute exacerbations of chronic bronchitis, acute sinusitis and uncomplicated skin and skin structure infections.

      Acarbose®, marketed under the trademark Glucobay®, Glucor® in most countries, Precose® (in the United States) and Prandase (mainly in Canada) is an oral antidiabetic product that delays carbohydrate digestion. Glucobay® improves metabolic control in diabetics alone or in combination with other antidiabetic drugs.
      Trasylol® is a natural proteinase inhibitor obtained from bovine lung tissue. Used prophylactically, it reduces blood loss during coronary bypass surgery, reducing the patient’s need for blood transfusions.
      Vardenafil, our erectile dysfunction medication marketed under the trade name Levitra®, has been launched in the United States and all of our major markets. We market the product in co-operation with GlaxoSmithKline in some markets and also jointly perform life cycle management. See Item 8, Financial Information — Legal Proceedings for a discussion of the intellectual property status in the United States of Levitra® and other erectile dysfunction medications.
      CardioAspirin (e.g., Aspirin® Protect in Germany and Aspirin Regimen Bayer in the United States) refers to Bayer’s collective group of products (in both our Consumer Care and Pharmaceuticals divisions) that are professionally indicated for the prevention of a MI (myocardial infarction or heart attack) in either those individuals who have already had an initial MI (secondary prevention) or in individuals deemed at risk for a first MI by their physician (primary prevention). These products vary in status (whether or not a prescription is required) based on local regulations. We face competition in the cardiovascular marketplace from both over-the-counter and prescription drugs which claim secondary and/or primary prevention benefits.

Markets and Distribution
      The Pharmaceuticals division’s principal markets are North America, Western Europe and Asia (especially Japan).
      We do not experience any significant seasonality.
      We generally distribute our products through wholesalers, pharmacies and hospitals as well as, to a certain extent, directly to patients. Where appropriate, we actively seek to supplement the efforts of our sales force through co-promotion and co-marketing arrangements. In November 2001, we entered into a co-promotion agreement with GlaxoSmithKline for Levitra® (vardenafil), our erectile dysfunction medication. In January 2005, we terminated the Levitra® co-promotion agreement with GlaxoSmithKline in most of the world outside of the United States. This enables us to exercise the marketing rights ourselves. In September 2004, we entered into a strategic alliance with Schering-Plough. Under this alliance, Schering-Plough will market and distribute selected primary care pharmaceutical products in the United States, e.g., Cipro®, Avelox® and Levitra®. Furthermore, we will co-promote certain Schering-Plough oncology products for a certain period of time in the United States and selected major European markets; e.g., in Germany, France and Italy. Both parties intend to cooperate in marketing Schering-Plough’s Zetia® in Japan after its approval by the Japanese regulatory authorities.
      We currently produce the active ingredients for our ethical pharmaceutical products almost entirely in Wuppertal, Germany. Bayer facilities throughout the world compound our raw materials and package the finished product for shipment. Our main pharmaceutical production facilities are in Leverkusen, Germany; Garbagnate, Italy; and Shiga, Japan.
      We obtain the raw materials for our active ingredients in ethical pharmaceuticals, partly from the spun-off subgroup LANXESS and partly from third parties mainly in Europe and Asia. We maintain strategic reserves of our products to avoid breaks in the supply chain. Where a required material is available from only one supplier, our policy is to amass a strategic reserve, while mounting an intensive search for potential alternative suppliers. We obtain additional ingredients and packaging materials from diverse suppliers on a worldwide basis. For building blocks and intermediates, used to manufacture active ingredients, we either approve several suppliers or enter into global contracts. This also helps us to reduce the effects of price volatility.
      We encounter competition in all of our geographical markets from large national and international competitors. Our main competitors are Pfizer, GlaxoSmithKline, and Abbott Laboratories in the antibacterial products market; Pfizer, Novartis, AstraZeneca and Merck & Co. in the area of hypertension and coronary heart disease therapy; Takeda, GlaxoSmithKline, Aventis and Bristol-Myers Squibb in the oral antidiabetics market; and Pfizer and Eli Lilly in the erectile dysfunction market.

Research and Development
      Bayer HealthCare allocates the largest part of its research and development budget to the Pharmaceuticals division. Within this division, we focus our research and development activities on therapeutic areas in which we believe there is a high degree of inadequately met medical need and where we expect our research and development investment to yield high productivity.
      We have decided to adopt a global pharmaceutical research and development initiative as previously discussed under — Segment Strategy (including headcount reduction) to suit changed business conditions in the Pharmaceuticals division, by bringing research and development in line with the Pharmaceuticals division’s strategy of concentrating on specific therapeutic segments and increasing regional differentiation. In the future, research at Bayer HealthCare will concentrate on the therapeutic fields of cancer and cardiovascular risk management including diabetes at its sites in West Haven, Connecticut, and Wuppertal, Germany. The Research Center in West Haven, Connecticut will focus on cancer and diabetes. Activities in the Wuppertal Research Center are concentrated in the field of cardiovascular risk management relating to coronary heart disease and thrombosis.
      Development projects in other therapeutic segments such as anti-infectives and urology will be continued until the next development stage has been reached. We subsequently plan to examine different internal and external options for exploiting the potential of these projects, and related technologies and patents. New active substance classes for the treatment of viral and bacterial infections or urological disorders are no longer on the research agenda.
      At the same time, the Pharmaceuticals division will establish its own unit for product-related research in Wuppertal. This unit will be assigned the task of exploiting the potential of late-stage development candidates and products that have already been launched on the market, including what is known as life cycle management, i.e., the further development of marketed drug products and the scientific assessment of licensing projects.
      Biotechnology respiratory projects of the Pharmaceuticals division were contributed to a new company, Aerovance, by way of a contribution in kind in exchange for a minority equity stake in the company. Aerovance, which is based in Berkeley, California, will continue the development and future commercialization of these projects.

Life Cycle Management
      We apply life cycle management measures to our marketed products to expand the scope of possible treatment opportunities by identifying new indications and improved formulations. Adalat® is a prime example of successful life cycle management: nineteen years after the patent protection for the active ingredient nifedipine, its key component, expired, the drug generated €670 million in sales in 2004. Similarly, we are implementing life cycle management measures, such as improved formulations and dosage forms, for other major products.

Phase II/ III Trials
      BAY 59-7939 is an oral direct Factor Xa inhibitor, being developed to meet currently unmet clinical needs in the anticoagulation market for prevention and treatment of thrombotic events. Phase IIb trials are ongoing.
      In 2004, the United States Food and Drug Administration (FDA) granted BAY 43-9006 fast track and “orphan drug” designation for the treatment of metastatic renal cell carcinoma, an advanced form of kidney cancer. “Orphan drug” designation has also been granted in the EU by the Committee for Orphan Medicinal products (COMP) of the European Medicines Agency (EMEA). BAY 43-9006, co-developed by Bayer and Onyx, is a novel Raf Kinase and VEGFR inhibitor that is intended to prevent tumor growth by combining two anti-cancer activities: inhibition of tumor cell proliferation and tumor angiogenesis. It is currently undergoing Phase III evaluation for the treatment of advanced kidney cancer and Bayer and Onyx intend to initiate additional Phase II and Phase III trials in other tumor types.

      Drug candidates in Phase II/ III of clinical development are listed in the following table with their respective indications:

Project	Indication	Status

Factor Xa inhibitor	Thrombosis	In Phase II
Raf Kinase & VEGFR inhibitor	Cancer	In Phase III
      The listed compounds represent a snapshot of the Bayer pipeline. The nature of drug discovery and development is such that not all compounds can be expected to meet the pre-defined project target profile, so it is possible that the above listed projects under clinical development may have to be discontinued due to scientific and/or commercial reasons and will not result in marketed products. It is also possible that the requisite FDA, EMEA or other regulatory approval will not be granted for our Factor Xa inhibitor or our Raf Kinase and VEGFR inhibitor.
      The development program for repinotan, a substance for the treatment of acute ischemic stroke patients, was terminated in December 2004. Repinotan did not meet the primary endpoints of a Phase IIb clinical trial and the anticipated clinical benefit could not be demonstrated. Other options for the future of this compound are being considered. It was decided to discontinue development of Novel Taxane since the data from recently completed Phase II clinical studies did not meet the pre-defined clinical target profile. Development activities for the PDE IV inhibitor were stopped and further options to exploit the potential of the compound are under investigation.

Microbial resistance to antibiotics
      The development by microbes of resistance to antibiotics is a cause for concern for the medical community. Resistance development is a natural process. It is almost certainly impossible to be eliminated altogether. Although emergent ciprofloxacin or moxifloxacin resistance could become a problem on an isolated, individual-patient basis, we do not believe that microbial resistance will impair the general clinical usefulness of these two products in large patient populations in the foreseeable future.
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

Research Cycle	Discipline/Technique	Research Company

Understanding the disease mechanism and identifying new targets	Functional genomics (functional analysis of genetic data)	Millennium; Affymetrix; CuraGen
	Proteomics (mapping protein expression and function in an organism or tissue)/Target Validation	Galapagos; Pharmagene; Dharmacon; Cenix; Cellzome; Artemis
	Bioinformatics (applying the tools of Information Technology to biological data analysis)	Lion Bioscience
Screening the candidate substances	High-throughput screening (rapid, automated testing of compounds for potential effectiveness against a given target)	Axxam; Discovery Partners
	Toxico- and Pharmacogenomics (increasing the quality and probability of success of drug candidates)	CuraGen
Increasing the pool of potential drug candidates by small-chemical molecules and macromolecules (proteins, peptides)	Combinatorial chemistry (techniques for increasing the number and diversity of test compounds)	ComGenex
	X-ray crystallography	Structural Genomix
	Pharmacophore informatics	Lion Bioscience
	Pool of Bayer biomolecules (for example, monoclonal antibodies and conjugates)	Morphosys; Seattle Genetics
      Three of our research collaborations — those with Millennium Inc., LION Bioscience and CuraGen  — are or have been of particular importance.

Millennium
      We had engaged in a substantial collaborative effort with Millennium to use the tools of genomics to identify new drug targets. The collaboration ended, as planned, in October 2003, but was amended to provide Bayer extended access for up to seven years to a pool of more than 280 additional proprietary targets which have for technical reasons not yet been configured into assays. At the end of the seven-year period, the targets remaining in the pool will be returned to Millennium.

LION Bioscience
      We had established two collaboration projects with LION Bioscience, a bioinformatics technology provider, both of which were completed in 2004. Under the first project, LION established a subsidiary in Cambridge, Massachusetts, LION Bioscience Research Inc. (LBRI). LBRI provided our life sciences effort with a strong IT platform and software development program and allowed us to review drug-relevant target gene data for further use in our laboratories. The option to acquire LBRI after completion of the collaboration in June 2004 was not exercised. The second collaboration project in the field of pharmacophore informatics resulted in the development of software tools to cross-link biological and chemical data. This project was successfully completed in October 2004. We are currently in the process of finalizing a follow-up pharmacophore informatics development agreement.

CuraGen
      In 2001, we initiated two collaborative projects with CuraGen. In the first project, CuraGen agreed to provide drug targets during an initial five-year period. The goal is to identify drug candidates for obesity and diabetes treatment for clinical development over a 15-year period. Our agreement provides that, during this period, we will share the expenses of pre-clinical and clinical development. In October 2004, Bayer and CuraGen advanced an investigational compound from this collaboration for the treatment of Diabetes to the pre-clinical phase of drug development. The goal of the second project is to compile a database of gene-based markers and information to predict potential drug toxicities, understand how specific drugs function and identify new disease conditions.

Product Development Collaborations
      The major collaborations in the area of product development are described below:

Onyx
      Bayer and Onyx are co-developing Bay 43-9006, a novel Raf Kinase and VEGFR inhibitor that is intended to prevent tumor growth by combining two anti-cancer activities: inhibition of tumor cell proliferation and tumor angiogenesis. This collaboration results in Onyx funding 50 percent of the development costs for this compound. In return, Onyx has a 50 percent profit share in the United States, where the companies may co-promote the product. Everywhere else in the world except Japan, Bayer intends to market the product exclusively and will share the profits equally with Onyx. In Japan, Bayer will develop and market the product exclusively and Onyx will get a royalty.

Schering-Plough
      In September 2004, Bayer entered into a strategic alliance with Schering-Plough. The alliance also includes co-operation in life cycle management mainly for Avelox® and Levitra®.

GlaxoSmithKline
      Vardenafil, the active ingredient of Levitra®, researched by Bayer, is being marketed in co-operation with GlaxoSmithKline in some markets. The co-operation also includes life cycle management. In January 2005, we terminated our Levitra® co-promotion agreement with GlaxoSmithKline in most of the world outside of the United States in order to exercise the marketing rights ourselves.

Paratek
      The Collaborative Development and License Agreement with Paratek Pharmaceuticals for a novel aminomethylcycline antibiotic was terminated in 2004.

Indena
      It was decided to discontinue development of Novel Taxane since the data from recently completed Phase II clinical studies did not meet the pre-defined clinical target profile. Therefore, this collaboration with Indena was terminated in 2004.

In-licensing activities
      We supplement our portfolio of products of our own research and development with in-licensed products, both on a global and a national level. Recent examples are Zetia®, a remedy to treat hypercholostemia, which we intend to co-market with Schering-Plough in Japan, and Emselex®, a remedy to treat urinary incontinence, which we will distribute for Novartis in Germany. Zetia® is presently under regulatory review in Japan (and has been launched elsewhere). Emselex® has been launched in January 2005.
Biological Products

Overview
      Our Biological Products division focuses on recombinant protein therapies and biological products (for example, blood plasma products).
      In December 2004, Bayer AG announced that an agreement had been signed to sell the assets of its worldwide plasma products business to a newly-formed corporation controlled by affiliates of Cerberus Capital Management, L.P., New York, New York and Ampersand Ventures, Wellesley, Massachusetts. The agreement covers the products, facilities and employees representing the plasma portion of the division. Key products include Polyglobin®, Gamimune® N, Gamunex® and Prolastin®. The Kogenate® business is not affected by this agreement.

Major Products

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
      We supply recombinant FVIII to ZLB Behring (established in connection with the acquisition of Aventis Behring by CSL Ltd.) which markets it under the brand name Helixate® FS.

Plasma Products (our plasma business will be sold)
      Gamunex® is a plasma-derived concentrate of human antibodies (chromatography-purified Immune Globulin Intravenous or IGIV-C) registered with the health authorities in the United States (August 2003), Canada (August 2003) and Germany (February 2004). Gamunex® represents the first completely new IGIV therapy development by Bayer.
      Gamimune®/Polyglobin® is a plasma-derived concentrate of human antibodies (IGIV). Physicians use it to treat immune system deficiencies as well as for the treatment of some autoimmune disorders, in which the immune system mistakenly attacks the body’s own tissues.
      Prolastin® (alpha1-proteinase inhibitor human) is a plasma-derived product, used for chronic therapy in individuals with emphysema related to congenital alpha1-antitrypsin (AAT) deficiency. AAT deficiency is an inherited disorder that causes insufficient AAT in the body. This deficiency can cause serious lung disease and, ultimately, emphysema.

Markets and Distribution
      The Biological Products division’s principal markets are North America, Europe and Japan.
      We generally distribute our products through governmental agencies, wholesalers, pharmacies and hospitals as well as, to a certain extent, directly to patients.
      We do not experience any significant seasonality.
      We produce plasma-derived products and, under a license from Genentech, recombinant FVIII at our facilities in Clayton, North Carolina and Berkeley, California in the United States. We obtain raw plasma as well as some intermediates and supplies for plasma-derived products from third-party U.S. suppliers. As Biological

Products does not own plasma collection centers, we have to buy raw plasma from third-party collection centers or other manufacturers. The price and availability of raw plasma depends on the available donor base, ongoing consolidation between larger collectors and regulatory procedures. For our product Kogenate®, we obtain raw materials and packaging materials from diverse third-party suppliers worldwide. As a rule, we approve our suppliers for each required material. Where a required material is available from only one supplier, our policy is to amass a strategic reserve. We currently obtain a plasma-derived intermediate for Kogenate® from the Clayton facility. Upon successful divestiture of the Clayton facility, our Berkeley facility intends to purchase the plasma-derived intermediate from the new owner.
      Our main competitors in the blood coagulation, proteinase inhibitors and immune globulins markets are Baxter and ZLB Behring.

Research and Development
      Key research and product development projects include Kogenate® — Next Generation, Kogenate® BIOSET, Prolastin® (Alpha C), and IGIV-C (Gamunex®) Expanded Indications.

Phase II/III Trials

Product	Indication	Status

IGIV-C	Multiple Sclerosis — New Indication	Phase II
IGIV-C	ITP (idiopathic thrombocytopenic purpura) Rapid Infusion	Phase III
IGIV-C	CIDP — New Indication (Chronic inflammatory demyelinating polyneuropathy)	Phase III
IGIV-C	PID (primary immune deficiency) Rapid Infusion	Phase III

Kogenate® — Next Generation
      We have identified five constructs for potential Kogenate® — Next Generation development; evaluation of proteins and technology is ongoing and the decision to proceed with the initiation of clinical trials is targeted for 2005.
      In June 2003, Bayer signed an exclusivity agreement with Opperbas Holding B.V. for use of Kogenate® FS in proprietary formulation development. In August 2004, Bayer and Opperbas Holding B.V. signed a binding term sheet describing exclusive licensing and development milestones.
      In November 2004, Bayer signed a license agreement with Zilip-Pharma, a subsidiary of Opperbas Holding B.V., under which Zilip-Pharma granted Bayer rights to develop Zilip’s patented liposome technology for Factor VIII. Bayer plans to develop and commercialize a new, long-lasting Kogenate® product and start Phase 1 trials utilizing Kogenate® FS in combination with liposome technology in 2005.
      The agreement with Avigen, signed in 2000, to develop Factor IX gene therapy for Hemophilia B patients, was terminated.

Kogenate®-FS BIO SET® Delivery System
      Kogenate® with BIO-SET® is a recombinant Factor VIII with a self-contained delivery system that eliminates the risk of accidental needlestick injuries during reconstitution. The application for approval in the United States was submitted to the FDA in the fourth quarter of 2003. BIO-SET® received regulatory approval from Health Canada in May 2004 and in Europe from the Commission of the European Union in September 2004. A phased global launch is planned to begin in 2005.

Plasma Products (our plasma business will be sold)

Prolastin® — Aerosolized AAT and Alpha-1 MP
      The Alpha-1 Modified Process (Alpha-1 MP; formerly Alpha-C) project is the development of an improved Alpha-1 Proteinase Inhibitor (A1-Pi, Prolastin®) with greater purity and higher yield. It will be developed as an intravenous formulation to treat congenital Alpha-1 antitrypsin (AAT)-deficient patients and as an aerosol to treat patients suffering from Cystic Fibrosis (CF). The intravenous pharmacokinetic trial and a safety study in AAT deficient patients is planned to start in the first half 2005 with an anticipated launch in the United States in late 2007.
      In October 2003, Bayer acquired exclusive rights for a new advanced inhalation technology (AKITA) for the administration of A1-Pi from Inamed GmbH, Germany. A launch of the aerosol for treatment of CF patients is expected in the United States in 2010.

IGIV-C — Expanded Indications
      A number of studies are being conducted to enhance marketability of Gamunex®. For the purpose of obtaining labeling for new indications, a Phase II multiple sclerosis trial is planned to be completed in 2005; and a Phase III CIDP (neuropathy) trial is planned to be completed in 2006. To support existing indications, rapid infusion in PID Phase III (primary immune deficiency) and ITP Phase III (ideopathic thrombocytopenic purpura) patients was completed in 2004 and submitted to the FDA for rapid infusion labeling.

R&D Facilities
      The division’s main research and development facilities are located in the United States, specifically in Clayton, North Carolina, for Bioanalytic Development and Plasma Technology and Berkeley, California, for Process Technology (Kogenate®).
CONSUMER CARE, DIAGNOSTICS

Overview
      This segment comprises the Consumer Care, Diagnostics and Diabetes Care divisions. On June 1, 2004, the former Diagnostics division was divided into two divisions (Professional Testing Systems and Self Testing Systems), which are now named Diagnostics and Diabetes Care, respectively.
      The following table shows the segment’s performance in the last three years.

	2002	2003	2004

	(Euros in millions)
External net sales	3,755	3,336	3,311
Percentage of total sales	12.7	11.7	11.1
Intersegment sales	2	4	18
Operating result	593	601	400
thereof special items(1)	214	268	(30)

(1)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.
      The segment’s sales by region for the past three years are as follows:

	2002	2003	2004

	(Euros in millions)
Europe	1,194	1,122	1,186
North America	1,581	1,504	1,440
Asia/ Pacific	456	302	289
Latin America/ Africa/ Middle East	524	408	396

Total	3,755	3,336	3,311

      The following table shows our sales during the past three years by division:

Division	2002	2003	2004

	(Euros in millions)
Consumer Care	1,716	1,403	1,336
Diagnostics (formerly Professional Testing Systems)	1,310	1,308	1,322
Diabetes Care (formerly Self Testing Systems)	729	625	653

Total	3,755	3,336	3,311

      2004 sales of the segment’s material products were €627 million for the Ascensia® brand (representing 18.9 percent of total segment sales; compared to €578 million, or 17.3 percent, in 2003 and €689 million, or 18.3 percent, in 2002), €615 million for Aspirin®(1) (representing 18.6 percent of total segment sales; compared to €574 million, or 17.2 percent, in 2003 and €589 million, or 15.7 percent, in 2002) and €441 million for the Advia® Centaur System (representing 13.3 percent of total segment sales; compared to €387 million, or 11.6 percent, in 2003 and €340 million, or 9.1 percent, in 2002). Apart from these three products, no product of this segment accounted for more than 5 percent of total segment sales in 2004, 2003 or 2002.
Segment Strategy

Consumer Care
      The objective of our Consumer Care division is to outpace market growth in the over-the-counter (OTC) market and to improve our global position.
      The key strategic focus to exploit our organic growth potential is on our analgesics business, mainly through Aspirin®. In parallel, we are considering further external growth opportunities in order to strengthen both our product portfolio and our regional presence. On July 19, 2004, Bayer announced that it had agreed to acquire Roche Consumer Health. Additionally, Bayer will acquire Roche’s 50 percent share of the 1996 Bayer/ Roche joint venture in the United States and five production sites. The combined organization will have its global headquarters in Morristown, New Jersey. The transaction had, for the most part, closed by January 1, 2005. On December 10, 2004, it was announced that Bayer HealthCare had entered into an agreement with Bristol-Myers Squibb under which Bayer Consumer Care would handle OTC sales and marketing for Pravachol® (pravastatin) 20mg in the United States, should the FDA approve OTC use of the drug. Bristol-Myers Squibb additionally announced on December 10, 2004 its intent to pursue FDA approval of Pravachol® (pravastatin sodium) as an OTC cholesterol-lowering therapy.

Diagnostics
      Our Diagnostics division consists of four strategic areas: Central Laboratory Testing, Near Patient Testing, Molecular Testing (former Nucleic Acid Diagnostics) and Viterion TeleHealthcare LLC as a joint venture with Matsushita Electric Industrial Co., Ltd.
      The overall objective of Diagnostics is to exceed industry sales growth rates in the markets where we compete and to achieve a long-term sustainable position with above industry average profitability.
      We strive to reach these objectives by introducing innovative solutions to improve the overall operating efficiencies of our diagnostics customers by focusing our efforts in building a product portfolio with breadth and depth.

Diabetes Care
      The Diabetes Care division’s objective is to increase market share and improve profitability to reach average industry benchmarks.

(1)	The figures include CardioAspirin, which is partially distributed by our Pharmaceuticals division.

      To achieve our overall goal in the Diabetes Care division, we are expanding our product offering by developing second and third generations of meters and strips that are more intuitive and easier to use, resulting in glucose testing with minimal pain for diabetic patients. To support our objectives, we continue to develop our strategic partnerships in desired areas of expertise to complement our in-house strengths.
Consumer Care

Overview
      Our Consumer Care division develops and markets OTC medications (analgesics, cough and cold, dermatological and gastrointestinal remedies), as well as vitamin and nutritional supplements.

Major Products

Analgesics
      The analgesics market comprises pain relief products both in oral form (for example, pills and tablets) and for topical use (for example, ointments and salves). We concentrate primarily on the oral products segment. Our OTC products face competition from prescription drugs, for example cyclooxygenase (COX-II) inhibitor pain relievers.
      Aspirin® (Bayer® brand aspirin in the United States) is a nonsteroidal anti-inflammatory drug (NSAID). It is used for pain relief and, in countries where so indicated, for the prevention of heart attacks. Aleve® is a nonprescription strength version of the analgesic naproxen sodium. Aleve® is a long-lasting pain reliever and can be used for fever reduction. Our Midol® product family, which competes in the menstrual pain relief category, comprises several specific products, for example, Maximum Strength Menstrual Formula, Teen Formula, PMS and Cramp Pain and, in 2004, we introduced Midol® Extended Relief (tm).

CardioAspirin (see — Pharmaceuticals — Major Products)
      CardioAspirin (e.g., Aspirin® Protect in Germany and Aspirin Regimen Bayer in the United States) refers to Bayer’s collective group of products (in both our Consumer Care and Pharmaceuticals divisions) that are professionally indicated for the prevention of an MI (myocardial infarction, or heart attack) in either those individuals who have already had an initial MI (secondary prevention) or in individuals deemed at risk for a first MI by their physician (primary prevention). These products vary in status (whether or not a prescription is required) based on local regulations. We face competition in the cardiovascular marketplace from both over-the-counter and prescription drugs which claim secondary and/or primary prevention benefits.

Cough/ Cold
      Within the total cough and cold market, we concentrate on the cold/flu remedy segment. This OTC category faces threats from “non-medicinal” remedies (for example, nutritional or herbal products), as well as from preventive medicines available by prescription or under development.
      Alka-Seltzer Plus®, marketed in the United States, is a product to relieve symptoms accompanying the common cold. Tabcin®, primarily marketed in Latin America, is a product line similar to Alka-Seltzer Plus®. Aleve® Cold & Sinus is a long-lasting combination of analgesic naproxen sodium and nasal decongestant.

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
      Canesten® is a treatment for vaginal yeast infections, athlete’s foot and other dermatological fungal problems. Rid® is a topical head lice treatment marketed only in the United States.

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

Nutritionals
      The nutritionals category is very broad, encompassing vitamins, minerals, multi-vitamins/minerals, herbals, sports nutrition and specialty supplements in many different forms. Applicable regulations vary greatly, both from country to country and across nutritional segments (for example, herbals vs. vitamins). As a general rule, however, regulation of nutritionals tends to be less stringent than that of other OTC products. Bayer’s primary interests in the nutritionals field are in the vitamin and mineral (especially multi-vitamins/minerals) areas.
      One-A-Day® multivitamins offer a variety of special formulations, such as Men’s, Women’s, 55 Plus, Maximum, Essential and WeightSmarttm formulas. Flintstones® are multivitamin dietary supplements containing (depending on type) 10-19 essential nutrients for children ages 2-12.
      Major brands acquired in the Roche Consumer Health acquisition include Supradyn®, Bepanthen®, Rennie®, Redoxon®, Aleve®, Flanax® and Berocca® (formerly, Aleve® sales and profits in the United States were shared with Roche as part of the Bayer/ Roche joint venture  — see Consumer Care, Diagnostics — Segment Strategy — Consumer Care).
      In 2004, we launched Midol® Extended Relief (tm) and several new One-A-Day line extensions.

Markets and Distribution
      Our Consumer Care division focuses on the OTC market for medicinal products that consumers may generally purchase without a prescription.
      The division experiences moderate seasonality, primarily due to the cough/cold market.
      The typical sales and marketing channels of the division outside Europe are supermarket chains, drugstores and other mass marketers. In Europe, however, pharmacies are the usual distribution channel.
      Consumer Care procures some high-volume raw materials internally from within Bayer HealthCare. Our major externally procured high-volume raw materials are sodium citrate, sodium bicarbonate, citric acid and ascorbic acid. These are readily available and are usually not subject to significant price fluctuations. Changes in oil and energy prices can affect a few key items, such as phenol, a basic material for our major ingredient acetylsalicylic acid and aluminum foil. We diversify our raw materials sources internationally to help balance business risk.
      We regard GlaxoSmithKline, Johnson & Johnson, Pfizer and Wyeth as our major competitors in the Consumer Care business.

Research and Development
      Consumer Care focuses its research and development activities on identifying, developing and launching products and initiatives that can contribute to achieving business growth through:

•	efficient development of new products and indications to support current brands; and

•	product development, clinical and regulatory strategies, which provide opportunity to capitalize on new technologies, expanded label indications and reclassifications of products from those for which a prescription is required to those dispensed over-the-counter.

      The division’s primary research and development facilities are located in Morristown, New Jersey. After the acquisition of the Roche Consumer Health business, research and development for the new organization is performed at Bayer Consumer Care headquarters in Morristown, New Jersey and at the Roche Consumer Health site in Gaillard, France.
Diagnostics

Overview
      The Diagnostics division is headquartered in Tarrytown, New York. We support customers with an extensive portfolio of products for the Central Laboratory, Near Patient Testing, and Molecular Testing environments. These products serve in the assessment and management of health in such areas as infectious diseases, cardiovascular disease, oncology, virology, women’s health and the home health care sector.

Major Products

Central Laboratory Testing (formerly Laboratory Testing)
      The ADVIA® family of products is the centerpiece of our Central Laboratory Testing portfolio, which provides a wide range of solutions for the laboratory. ADVIA® products include medium- and high-throughput systems for immuno-diagnostics (the measurement of such substances as proteins, steroids, drugs and antibodies in patients’ blood), clinical chemistry, hematology and other diagnostic disciplines. The main systems include ADVIA Centaur®, Advia®2400 and, for the laboratory integration and automation solutions, LabCell® and WorkCell(TM). In addition to broadening our ADVIA® product line, we have continued to strengthen its market position in 2004 with the introduction of two FDA-approved Hepatitis B assays: anti-HBc IgM and anti-HBs. FDA approval for three additional Hepatitis assays (two Hepatitis B and one Hepatitis C) was received in late 2004. These assays will be launched in 2005. FDA clearance was also received for two additional claims for our BNP test, a high-value cardiac marker.

Near Patient Testing
      We provide a variety of solutions for the Near Patient Testing environment, both in the hospital and in physicians’ office laboratories. For the critical care environment, we offer the Rapid(TM) family of instruments and reagents for the measurement of blood gases and electrolytes. In the field of urinalysis, we offer the Multistix® family of urine reagent strips for visual reading of up to 10 parameters and the Clinitek® line of instruments for automated sample analysis. We also offer the DCA 2000®+ system that provides diagnostic tests for diabetes and kidney disease management.

Molecular Testing (formerly Nucleic Acid Diagnostics)
      Molecular Testing offers a complete virology infectious disease portfolio including quantitative and qualitative analysis as well as genotyping and resistance testing. For highly specific testing of infectious diseases, we offer a family of DNA probes under the VERSANT® brand for the testing of HIV and Hepatitis B and C. Molecular techniques detect nucleic acids such as DNA and RNA to allow for effective treatment of infectious and other diseases. In December 2003, we received CE mark certification for our Genotypic HIV resistance test. This genotyping kit contains the first CE-cleared product for genotypic HIV resistance testing and will allow us to commercially distribute the product in Europe.

TeleHealthcare
      The joint venture with Matsushita Electric Industrial(TM) Co. Ltd. established the subsidiary Viterion(TM) TeleHealthcare LLC, an independent company that is marketing products and services for the telemedicine sector, in 2003. Main products are the Viterion(TM) 100 TeleHealth Monitor, a compact home health care monitor and the Viterion(TM) 500 TeleHealth Monitor, a state-of-the-art home health care monitor.

      Products launched in 2004 include the following:

Product/Brand Name	Principal application	Status(1)

ADVIA Centaur® menu expansion	Infectious disease, two	Launched throughout 2004
additional claims for BNP
ADVIA IMS® 800i menu expansion	Integrated immunodiagnostics and	Launched throughout 2004
clinical chemistry
ADVIA® 1200	Low- to medium-volume clinical	Launched in November 2004
chemistry analyzer
ADVIA® 2120	2nd generation hematology	Launched in May 2004
platform to ADVIA® 120

(1)	The term “throughout” refers to the fact that there are various versions of the products that were launched at different times throughout the year; “launched in” refers to a single product.

Markets and Distribution
      Our Diagnostics division markets its products both directly and through a network of distributors. Our principal markets include North America, Western Europe and Japan.
      Diagnostics division sales are typically lower in the first quarter, but show a slightly stronger performance in the fourth quarter.
      We market our Central Laboratory and Molecular Testing products, as well as most of our Near Patient Testing products, directly to customers, who are primarily reference or private laboratories and hospitals. In the Near Patient Testing segment, we market urine chemistry primarily through distributors. We market our TeleHealthcare products directly to home health care agencies, disease management companies and the government.
      We manufacture or assemble a significant portion of our own products. In order to do so, we rely on a supplier management process to supply raw materials, sub-assemblies and finished goods on an OEM (original equipment manufacturer) basis. Most of our direct materials are readily available commodities. Typically, these materials are not subject to significant changes in price or availability. We do require some direct or OEM materials, for example antigens and blood chemistry systems, for the ADVIA® systems. If these were to become unavailable, the division’s results of operations would be impacted. In these instances, we maintain strategic reserves of selected direct materials or finished products to avoid interruptions in our customers’ continuous and reliable supply.
      Our primary competitors are:

•	Central Laboratory Testing: Abbott, Roche, Beckman Coulter, Dade Behring and Johnson & Johnson;

•	Molecular Testing: Roche, Abbott and Gen-Probe;

•	Near Patient Testing: Roche, Radiometer and Instrumentation Laboratory;

•	TeleHealthcare: HomMed, American Telecare, Health Hero, Philips Medical, Alere Medical.

Research and Development
      Our Diagnostics division focuses its research and development activities primarily on strengthening its core product lines and on entering the market for genomic-based assays:

•	in Central Laboratory Testing, through development of the ADVIA® family of systems and in the expansion of assays in growth areas;

•	in Molecular Testing, through menu expansion of assays for infectious disease and automation; and

•	in Near Patient Testing, through enhancements of our Rapid systems and Clinitek products, and entry into the point-of-care immunoassay market.
      The division’s primary research and development facilities are located in the United States: Tarrytown, New York; Edgewater, Cambridge and Walpole, Massachusetts and Berkeley, California.
      We currently have a number of products in late stages of development. Depending on completion of clinical trials and subsequent grant of any necessary FDA approvals, we expect to launch these products during the periods indicated below. These products are:

Product/Brand Name	Principal Application	Status(1)

ADVIA Centaur® CP	Medium-volume immunoassay analyzer	Launch planned for 2005
Rabidlab® 1200	Blood gas/electrolyte analyzer	Launch planned for 2005
ADVIA Centaur® menu expansion	Completion of full infectious disease panel, autoimmune and transplant drug monitoring	Launch planned throughout 2005
ADVIA IMS® 800i menu expansion	Menu expansion for clinical chemistry	Launches planned throughout 2005

(1)	The term “launch(es) planned throughout” refers to the fact that there are multiple products that we expect to launch at different times throughout the year; “launch planned for” refers to a single product.
      In July 2004, we entered into a collaboration with peS Gesellschaft fuer medizinische Diagnosesysteme mbH and Siemens Medical Solutions. The partners plan to develop and commercialize a point-of-care immunoassay system that will allow rapid and accurate diagnosis of various pathological conditions.
      We continue to maintain an exclusive worldwide development and supply agreement with Amersham Biosciences Corp. for the joint development of assays and instrumentation in the field of human immunodeficiency virus (HIV) sequencing, as well as sequencing of other important infectious disease-causing pathogens.
Diabetes Care

Overview
      The Diabetes Care division is headquartered in Elkhart, Indiana and is a midsize Diabetes Care player. We support customers by delivering innovative products and services that empower people with diabetes to improve their quality of life.

Major Products
      In the Diabetes Care division, we continue to expand the Ascensia® brand by introducing several new blood glucose monitoring products. Our key products include the Ascensia® Breeze®/ Confirm® and the Ascensia® DEX®/ ESPRIT® blood glucose meters, which incorporate a 10-test disc to provide greater convenience to patients who test their blood sugar levels several times per day. Another key product is the Ascensia® Contour® meter, which uses a single test strip. The Ascensia ELITE® is a versatile blood glucose meter that serves a wide spectrum of patient needs.
      In October 2004, we launched the Ascensia® BRIO®. Ascensia® BRIO® is a single-strip, whole blood glucose monitoring system targeted to compete in selected lower priced markets; i.e., in Italy and France as well as in selected segments in the U.S. market, i.e., Medicare/ Medicaid.

Markets and Distribution
      We channel our Diabetes Care products to the consumer market through distributors and large pharmacy and retail chains. Our principal markets include North America, Western Europe and Japan.
      Diabetes Care sales are typically lower in the first quarter, but show a slightly stronger performance in the fourth quarter.
      Our single manufacturing facility of Diabetes Care is located in Mishawaka, Indiana. We manufacture and/or assemble approximately one third (by units) of our own products with the balance coming from OEM suppliers. We rely on a supplier management process to supply raw materials, sub-assemblies and finished goods, of which most are contractually controlled and are not subject to significant changes in price or availability.
      We do require some direct or OEM materials that would impact our results of operations if they were to become unavailable. These materials include, for in-house manufacturing, customized integrated circuits and sensors for the Ascensia® Breeze/ Confirm® bloodsugar monitoring system, as well as OEM Ascensia® Contour/ Entrust® meters and strips. In these instances, we maintain strategic reserves of selected direct materials or finished products to avoid interruptions in our customers’ continuous and reliable supply. We maintain a global supplier base with the majority of materials and products being sourced from South-East Asia.
      Our primary competitors in the diabetes care market are: Roche Diagnostics, Lifescan (a Johnson & Johnson company) and Abbott Diagnostics.

Research and Development
      Our Diabetes Care division focuses its research and development activities primarily on strengthening its core product lines and on expanding into high growth/high margin segments of the market. We achieve this through internal development and OEM of mass market, user-friendly whole blood glucose monitoring systems and by focusing research on a minimally invasive system, requiring only a small blood sample and having a short testing time, coupled with the convenience of no test strip handling. We are also investing in technologies that will allow glucose monitoring without painful invasive sampling of body fluids.
      The division’s research and development facility is located in the United States in Elkhart, Indiana.
      During 2003 and 2004, several new Ascensia® systems have been introduced in the marketplace. During 2005, our research and development will continue the support of these newer systems and also will be developing next generation systems that we intend to introduce in 2006 and thereafter.
      We continue to maintain a licensing agreement with Sontra Medical Corporation for their continuous non-invasive glucose monitoring technology, including exclusive worldwide rights to the intellectual property in Sontra’s SonoPrep(tm) ultrasonic skin permeation technology for the continuous non-invasive glucose monitoring field.
ANIMAL HEALTH
Overview
      Our Animal Health segment researches, develops and markets new products for the health care of animals. These products are divided between the two business units Food Animal Products (formerly Livestock Products) and Companion Animal Products. This range of products is supplemented by a line of farm hygiene products as well as cosmetic care products.

      The following table shows the segment’s performance for the last three years.

	2002	2003	2004

	(Euros in millions)
External net sales	850	790	786
Percentage of total sales	2.9	2.8	2.6
Intersegment sales	1	8	4
Operating result	168	172	157
thereof special items(1)	(11)	22	0

(1)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.
      The Animal Health segment sales by region for the past three years are as follows:

	2002	2003	2004

	(Euros in millions)
Europe	243	242	245
North America	337	305	295
Asia/ Pacific	136	122	120
Latin America/ Africa/ Middle East	134	121	126

Total	850	790	786

      The following table shows our sales during the past three years for the two business units.

	2002	2003	2004

	(Euros in millions)
Food Animal	414	383	375
Companion Animal	436	407	411

Total	850	790	786

      2004 sales of the segments’ material products were €206 million for the Advantage® (including Combi)/K9Advantix® product family (representing 26.2 percent of total segment sales; compared to €196 million, or 24.8 percent, in 2003 and €205 million, or 24.1 percent, in 2002) and €160 million for Baytril® (representing 20.4 percent of total segment sales; compared to €170 million, or 21.5 percent, in 2003 and €183 million, or 21.5 percent, in 2002). Apart from these two products, no product of this segment accounted for more than 12 percent of total segment sales in 2004, 2003 or 2002.
Segment Strategy
      Animal Health aims to be a worldwide leading company in the Food Animal and Companion market and strives to be the preferred partner for and provider of veterinary solutions.
      It is part of our business strategy for Animal Health to sustain its current profit position by focusing on attractive countries and markets. Furthermore, Animal Health pursues a policy of organic growth by exploiting existing core brands supported by new business development activities. To complete our existing product portfolio, Animal Health periodically evaluates the possibility of acquisitions or strategic alliances. The Animal Health segment collaborates closely with our Pharmaceuticals division and CropScience segment as well as other life science companies in research and development in order to bring to the market new active ingredients and products that combat diseases in animals.

Major Products

Parasiticides
      K9 Advantix® is a flea and tick control product in an easy-to-use spot-on application form with additional repelling effect against ticks and mosquitoes for dogs.
      Advantage® is a flea control product in an easy-to-use, spot-on application form for dogs and cats.
      The Droncit® and Drontal® product family offers solutions for the control of tapeworm and roundworm for dogs and cats.
      Bayticol® is a topical product against major tick species that attack livestock animals.
      Baycox® is a product for controlling coccidiosis in poultry and in piglets.

Antimicrobials
      The Baytril® family is our line of fluoroquinolone antimicrobials for the treatment of severe bacterial infections in animals.

Biologicals
      These products consist of vaccines covering Foot-and-Mouth Disease (FMD-vaccines) for livestock animals.

Nutritionals
      These are premixes or feed additives, e.g., vitamins, minerals and others, to support our business model with proprietary products like Baytril® and Baycox®.

Farm Hygiene
      Integrated into our Food Animal Products business is our biosecurity management process that includes Farm Hygiene products. These products include insecticides for fly control, rodenticides against rats and mice (which now belong to our CropScience segment but are also marketed by Animal Health in some countries) and disinfectants against bacteria.
Markets and Distribution
      The Animal Health business covers worldwide markets, including emerging markets such as China, Vietnam and others in South-East Asia. We divide our marketing activities into two main business areas: marketing for food-producing animals, and marketing for companion animals including horses.
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
      We currently obtain the active pharmaceutical ingredients for our veterinary pharmaceutical products either within the Bayer Group or from third parties worldwide. We obtain additional ingredients and packaging materials from diverse suppliers on a worldwide basis. As a rule, we approve our suppliers for each required material. We take measures in order to assure continuous product supply and to reduce the effects of price volatility. This includes entering into long-term contracts or building strategic reserves of the material in question.

      Our main pharmaceutical production facilities devoted to formulation and packaging of our products for shipment are Kiel, Germany and Shawnee, Kansas.
      Merial, Pfizer and Intervet are our main competitors, with Merial and Pfizer being active in both segments companion and livestock animals and Intervet concentrating mainly on Food Animal products. The global animal health market is characterized by market consolidations and increasing competitive pressure from generic products.
Research and Development
      The Animal Health segment focuses its research and development activities on antimicrobials, parasiticides and active ingredients useful for the treatment of non-infectious diseases such as renal failure, pain management, oncology and congestive heart failure. A particular goal of our research and development efforts is to provide the segment with innovative and patent-protected products (new active ingredients, formulations and application technologies).
      The segment’s primary research and development facilities are located in Monheim, Germany and Kansas City, Missouri.
      We currently have several products or product families in late stages of development or they are subject to regulatory approval. We expect to launch these products between 2004 and 2009. Major products are:

Projects/Products	Indication	Status

Endoparasiticide and ectoparasiticide combinations	Control of fleas, ticks, heartworm and gastrointestinal worms in cats and dogs	Launch/in registration/in clinical development
Red mite control remedy	Poultry	Submitted
Baycox® calves	Coccidiosis control in calves	In registration
Baytril® swine (North America)	Antimicrobial infections in pigs	In registration
Pradofloxacin	Antimicrobial for dogs and cats	In clinical development, two formulations in EU already submitted
BAYER CROPSCIENCE
Overview
      Bayer CropScience develops and markets chemical crop protection products, seeds and integrated plant biotechnology solutions for agricultural and non-agricultural uses. Bayer CropScience operates through three business groups: Crop Protection, Environmental Science and BioScience. Crop Protection markets chemical crop protection products for the control of insects, weeds and fungi (plant diseases) and develops products for enhanced effectiveness against these target pests. Environmental Science serves non-agricultural professional and consumer markets worldwide, by developing and marketing products for professional pest control, the green industry (including the treatment of golf courses, lawn care and industrial vegetation management), lawn, garden and household care, termite and vector control, and rural hygiene. BioScience focuses on the research, development and marketing of conventional seeds as well as plant biotechnology products. The following table shows Bayer CropScience’s performance for the last three years.

	2002(1)	2003	2004

	(Euros in millions)
External net sales	4,697	5,764	5,946
Percentage of total sales	15.9	20.2	20.0
Intersegment sales	90	69	57
Operating result	(112)	342	492
thereof special items(2)	67	(81)	(30)

(1)	The figures contain sales from the acquired Aventis CropScience business since June 2002.

(2)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.
      Bayer CropScience’s sales by region and totals for the past three years are as follows:

	2002	2003	2004

	(Euros in millions)
Europe	1,851	2,296	2,238
North America	1,024	1,339	1,412
Asia/ Pacific	797	963	927
Latin America/ Africa/ Middle East	1,025	1,166	1,369

Total	4,697	5,764	5,946

      The following table sets forth Bayer CropScience’s sales for the last three years, broken down by category of activity.

	2002	2003	2004

	(Euros in millions)
Crop Protection	4,002	4,801	4,957
Insecticides	1,250	1,376	1,378
Fungicides	1,030	1,168	1,277
Herbicides	1,452	1,848	1,855
Seed Treatment	270	409	447
Environmental Science	605	692	678
BioScience	90	271	311

Total	4,697	5,764	5,946

      The following table shows the sales during the past three years from the products that account for the largest portion of segment sales.

	2002		2003		2004

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Confidor®/ Gaucho®/ Admire®/ Merit®(a) (Insectides/ Seed Treatment/ Environmental Sciences)	561	11.9	590	10.2	603	10.1
Folicur®/ Raxil® (Fungicides/ Seed Treatment)	260	5.5	315	5.5	411	6.9
FLINT®/ Stratego®/ Sphere® (Fungicides)	159	3.4	200	3.5	240	4.0
Puma®(b) (Herbicides)	92	2.0	226	3.9	227	3.8
Basta®/ Liberty®(b) (Herbicides)	70	1.5	159	2.8	197	3.3
Decis®/ K-Othrine®(b) (Insecticides/ Environmental Science)	87	1.9	159	2.8	172	2.9
Betanal®(b) (Herbicides)	41	0.9	143	2.5	144	2.4
Fenikan®(b) (Herbicides)	71	1.5	115	2.0	118	2.0
Temik®(b) (Insecticides)	59	1.3	90	1.6	109	1.8
Aliette®(b) (Fungicides)	64	1.4	107	1.9	99	1.7
Other	3,233	68.7	3,660	63.3	3,626	61.1

Total	4,697		5,764		5,946

(a)	The active ingredient imidacloprid contained in these products is also used in the Animal Health segment’s Advantage® product.

(b)	Sales after the acquisition of the Aventis CropScience group (June 2002).
Segment Strategy
      We aspire to be a leading partner for the production of quality food, feed and fiber. Our mission is to become the world’s leading provider of innovative products and combined solutions for agriculture and environmental health. We strive to build long-term, consistent, predictable and mutually beneficial partnerships with our customers. We conduct our business responsibly, aiming to fulfill our commitment to sustainable agriculture and to achieve long-term profitable growth.
      Key factors in achieving our profitability targets are new product launches, the realization of synergies, strict cost management and portfolio streamlining. In 2004, we launched an initiative to further enhance efficiency in all areas of Bayer CropScience by improving internal business processes and through adjustments in the field of research and development which are intended to lead to a reduction of R&D costs in the medium term.
      With its Crop Protection business, Bayer CropScience strives to maintain its leading position in the crop protection industry (based on sales)(2) by utilizing its broad regional representation and a well-balanced portfolio comprising innovative, high-performance insecticides, fungicides, herbicides and seed treatment products. A key growth driver is the continuous introduction of new products from our research and development pipeline and an innovative life cycle management.
      Environmental Science is among the leading suppliers for non-agricultural pest control solutions worldwide (in terms of sales). Our objective is to strengthen this market position by focusing on the continuous optimization

(2)	This statement is based on 2003 and first half of 2004 data published in AgriFutura, The newsletter of Phillips McDougall — Agriservice, No. 53 (March 2004) and No. 58 (August 2004); data for the full year 2004 have not yet been published.

of our portfolio, strong partnerships with our customers and “proximity innovation”, the ability to offer brand-connected solutions which are customized to meet the needs of our professional and consumer customers.
      BioScience is an international player in the research, development and marketing of seeds and solutions derived from plant biotechnology and breeding. Our strategic approach comprises three specific business fields:

•	Agricultural Crops focuses on delivering seeds and crops with improved performance and productivity, particularly with respect to our core crops cotton, oilseed rape (canola) and rice.

•	In New Business Ventures, we are developing innovative plant-derived materials for applications in fields such as health, biomaterials and nutrition.

•	In the Vegetables field, where the Nunhems unit of BioScience is among the leading developers and suppliers of high quality vegetable seed varieties (based on sales), we intend to pursue growth opportunities.
Major Products

Crop Protection

Insecticides
      Imidacloprid (major brands: Confidor®, Admire®) is an active ingredient in the chemical class of neonicotinoids. It controls a broad range of pests, including aphids, thrips, whiteflies, leafhoppers, locusts, leafminers, wireworms and many species of beetles, and is suitable for a wide variety of application methods, including foliar spray, soil drench, seed treatment and drip irrigation. Imidacloprid is now marketed in more than 100 countries for use on numerous important crops.
      Deltamethrin (major brand: Decis®) is a broad-spectrum pyrethroid insecticide. It is being used primarily against chewing and biting insects, and is also effective against various sucking pests. Decis® is marketed in more than 100 countries for use on a wide range of crops (including cotton, soybeans, vegetables and cereals).
      Aldicarb (major brand: Temik®) is a broad-spectrum carbamate insecticide and nematicide in granular form. Temik® is applied to soil to protect crop roots from insects and nematodes and to protect against pests such as aphids or mites. Temik® is used on a large number of crops, such as cotton, citrus and potatoes.

Fungicides
      Tebuconazole (major brand: Folicur®) is a broad-spectrum fungicide sold in about 100 countries and effective in more than 90 crops. Folicur® is especially effective against Fusarium and rusts as well as many other fungal diseases in cereals. Folicur® has very good efficacy against soybean rust. Folicur® and other tebuconazole containing mixtures are available in many liquid or solid formulations adapted to our customers’ needs.
      Trifloxystrobin (major brand: Flint®), the active ingredient of the Flint® product family is sold in about 80 countries. The product range consists of solo products and several co-formulations (e.g., Stratego®, Sphere®), all tailor-made to meet the specific requirements of highly diverse crop production systems under various climatic conditions. Good crop safety and a broad and well-balanced disease control spectrum, complemented by beneficial physiological effects on yield, quality and shelf-life of fruit and grain, make these products well-suited for use in fungicide spray programs on a wide range of crops.
      Fosetyl-Al (major brand: Aliette®) is a fungicide used especially against downy mildew fungi in vines, fruits and vegetables. A key property of Fosetyl-Al is its upward and downward mobility in plants. Sprayed on leaves, it is absorbed and transported inside the plants downward to the roots to protect them against attack from fungi in the soil and it is re-directed inside the plants upward to protect newly emerging leaves. Fosetyl-Al is used in foliar sprays and soil drenches as a straight product under our lead brand Aliette® and in various combinations under brands, such as Mikal® or Valiant®.

Herbicides
      Fenoxaprop-P-ethyl (major brand: Puma®), Bayer CropScience’s best selling herbicide, is used in more than 73 countries and is one of the leading products used worldwide against grass weeds in cereals, rice, soybeans and canola. It offers a consistently high level of control of grass weed problems under a wide range of conditions.
      Glufosinate-Ammonium (major brand: Basta®) is a post-emergence herbicide with a broad spectrum of efficacy against annual and perennial weeds and grasses. It is primarily used on perennial tree crops, vegetables, non-crop areas and as a harvest aid. Liberty®, introduced in Canada and the United States, refers to the registered trade name of glufosinate-ammonium applied on herbicide-tolerant crops.
      The active ingredients phenmedipham, desmedipham and ethofumesate make up the Betanal® product family, the basis of weed control systems for various beet varieties. Ongoing improvements in the efficiency and range of uses of these products have extended the life cycle of the product family, resulting in its strong position in the sugar beet market.

Seed Treatment
      The insecticidal active ingredient imidacloprid (major brand: Gaucho®) is Bayer CropScience’s best selling seed treatment product. It is marketed in over 70 countries for the treatment of early season pests and soil and leaf pests in key crops such as sugarbeet, corn, cereals and cotton.
      Clothianidin (major brand: Poncho®) is a new active ingredient in the chemical class of neonicotinoids, jointly developed by Sumitomo Chemical Takeda Agro Co. Ltd. and Bayer CropScience AG. The active ingredient was developed primarily for the control of the major soil and early season pests in corn, sugarbeet, oilseed rape (canola), sunflower and cereals. In 2003 and 2004, clothianidin has been introduced in, among other countries, the United States, New Zealand and Austria.
      Tebuconazole (major brand: Raxil®) is registered in our most important markets worldwide as a seed treatment to control seed and soil-borne diseases in cereals.

Environmental Science
      Imidacloprid-based Premise® is a termite control product launched in the United States in 1996. Merit®, another imidacloprid-based product, is used in the green industry segment, in particular in turf and ornamentals. It controls a large spectrum of insects such as grubs and cutworms.
      Deltamethrin (major brands: K-Othrine®, Deltagard®), another important insecticide marketed by Environmental Science, controls a large spectrum of flying and crawling insects. Deltamethrin is recommended by the World Health Organization and has been used for many years to control insect-borne diseases such as malaria.
      Maxforce® is an insecticide used in passive treatment applications such as gels and baits. It contains hydramethylnone or fipronil. Maxforce®’s range of products includes a large number of insecticides controlling crawling insects.
      Our products targeting non-professional users are marketed under the umbrella brands Bayer Advanced® in the United States and Bayer Garden® in Europe.

BioScience
      With Nunhems (Nunhems®), Bayer CropScience is one of the leading developers and suppliers of high-quality vegetable seed varieties that are marketed to professional outdoor and greenhouse growers, plant raisers and the food processing and service industries. The main crop seeds are carrots, onions, melons, leeks and tomatoes.
      FiberMax® cottonseed brand was launched in the U.S. market in 1998. It was also introduced in Greece, Spain, Turkey and some Latin American countries. FiberMax® varieties offer cotton growers high performance in lint yield and quality as well as advanced technologies for insect and herbicide control.

      InVigor® hybrid canola (oilseed rape) varieties are available to farmers in Canada and the United States. InVigor® hybrid canola varieties provide high yield and require less cultivation. These hybrid varieties also have tolerance to glufosinate-ammonium.
      Arize(tm) is the trademark for our hybrid rice seed offering a high-yield, high quality solution requiring less seeds per hectare than conventional rice. It has been introduced in India and the Philippines.
Markets and Distribution
      Europe has traditionally been Bayer CropScience’s strongest market, accounting for nearly 40 percent of our sales in 2004.
      Due to the fact that more than 80 percent of Bayer CropScience’s business is realized in the northern hemisphere, the business is affected by the seasonality of the various crop and distribution cycles.
      Bayer CropScience obtains a significant part of its raw materials from within the Bayer Group (through 2004, including the LANXESS Group) but also enters into agreements with non-Bayer companies. Some raw materials can be subject to price volatility caused by fluctuation in the price of oil, energy or transport costs.
      We market our Crop Protection products through a two- or three-step distribution system, depending on local market conditions. Under this system, products are sold either to wholesalers or directly to retailers.
      Environmental Science products are directed towards professional and consumer markets. For each of these markets, the products run through different distribution channels. For professional markets, products are sold to the pest control industry, the green industry, as well as the public health and rural hygiene sectors. In the consumer business, lawn and garden products are sold to end user consumers through specialized distribution channels. Also, active ingredients are sold to marketers of household products.
      BioScience markets its seeds to end users, distributors and processing industries. Plant biotechnology traits are either distributed through out-licensing to seed companies, which produce commercial seeds on the licensor’s behalf, or via their own seed companies — mainly through either the InVigor® or FiberMax® brands. In some cases, traits are provided to other companies that utilize the technology in their own research and products.
      Our main competitors in the Crop Protection business are Syngenta, Monsanto, BASF, Dow AgroSciences and DuPont. Dow AgroSciences and Syngenta are our main competitors in the overall Environmental Science business. In the business of plant biotechnology-based products and seeds, DuPont, Monsanto and Syngenta are the market leaders.
Research and Development
      Bayer CropScience operates a global research and development network. While research is concentrated in specialized sites, its development activities range from central facilities to field testing stations across the globe, enabling product testing in the relevant geographical areas.

Crop Protection
      Crop Protection Research and Development is globally represented with main facilities in Monheim (headquarters) and Frankfurt, Germany; Lyon and Sophia Antipolis, France; Stilwell, Kansas and Raleigh, North Carolina; and Yuki City, Japan.
      The responsibility of the Crop Protection Research and Development function is to discover and develop customer-focused, innovative and profitable solutions in crop protection.
      Research covers activities to identify new active ingredients that can be developed as insecticides, fungicides or herbicides. Genomics, high-throughput screening and combinatorial chemistry are part of the technological platform to identify new lead structures. Collaborations with research companies supplement our internal research activities.

      Once a compound is identified for development, its biological, environmental and toxicological profile, as well as its economic potential, is assessed. Suitable candidates are launched in the market after having obtained any required regulatory approvals.
      Bayer CropScience actively supports its products through continuous life cycle management. This includes the development of new formulations for existing active ingredients and products, expanding their applicability to additional crops and countries or improving handling and facilitating application of the product by the end user.

Environmental Science
      The molecules discovered by Crop Protection Research are also tested and evaluated in Environmental Science for potential development. Molecules from other companies may be tested and purchased if suitable. Development projects include passive treatments (gels, baits) and innovative formulations to control insects, as well as new herbicide products and new mixtures of fungicides for the turf and ornamental market segments.

BioScience
      The primary BioScience research and development facilities are located in Lyon, France; Haelen, The Netherlands; Gent, Belgium; and Potsdam, Germany.
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
      The following new active ingredients were launched in 2004 or are expected to be launched subject to regulatory approval in 2005:

New active ingredients	Product Family	Status

Prothioconazole	Fungicides	Launched in 2004
Spiromesifen	Insecticides	Launch expected in 2005
Fluoxastrobin	Fungicides	Launch expected in 2005
      Prothioconazole (major brand: Proline®) is the most recent development in triazole chemistry for broad spectrum disease control. As part of crop resistance management, prothioconazole-containing products will be used for foliar (Proline®, Prosaro®, Input®) and seed treatment applications (Redigo®) in cereals, oilseed rape (canola), peanuts, dry beans and other crops.
      Spiromesifen (major brand: Oberon®) belongs to a new chemical class named tetronic acids. Oberon® is a new insecticide/miticide for foliar application in annual crops against all important whitefly, mite and psyllid species. Oberon® has been developed for worldwide use on vegetables, fruits, cotton, corn, beans, tea and some ornamentals.
      Fluoxastrobin is a leaf-systemic, broad-spectrum strobilurin with curative and protective properties. Products containing fluoxastrobin will be used for foliar (major brand: Fandango®) and seed treatment applications (Bariton®, Scenic®) in cereals, potatoes, vegetables, peanuts and other crops.
BAYER MATERIALSCIENCE
      In the course of forming the LANXESS subgroup (corresponding to our LANXESS segment), Wolff Walsrode and H.C. Starck, which are parts of our former Chemicals segment, and parts of our former Polymers business were combined in the Bayer MaterialScience subgroup. The subgroup comprises our Materials and Systems segments.

MATERIALS
Overview
      Our segment Materials comprises the business units Polycarbonates, Thermoplastic Polyurethanes and the two subsidaries Wolff Walsrode and H.C. Starck. The following table shows the segment’s performance for the last three years.

	2002	2003	2004

	(Euros in millions)
External net sales	2,875	2,777	3,248
Percentage of total sales	9.7	9.7	10.9
Intersegment sales	24	23	27
Operating result	174	58	293
thereof special items(1)	(2)	(29)	0

(1)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.
      The segment’s external sales, by region and in total, for the past three years are as follows:

	2002	2003	2004

	(Euro in millions)
Europe	1,229	1,246	1,382
North America	724	608	703
Asia/ Pacific	766	747	947
Latin America/ Africa/ Middle East	156	176	216

Total	2,875	2,777	3,248

      The following table sets forth the segment’s external sales, broken down by category of activity, for the past three years.

	2002	2003	2004

	(Euro in millions)
Polycarbonates	1,742	1,713	2,035
Thermoplastic Polyurethanes	181	177	182
Wolff Walsrode	345	323	328
H.C. Starck	607	564	703

Total	2,875	2,777	3,248

      2004 sales of the segments’ material products were €1,088 million for the Makrolon® product family (representing 33.5 percent of total segment sales; compared to €903 million, or 32.5 percent, in 2003 and €943 million, or 32.8 percent, in 2002) and €360 million for Bayblend® (representing 11.1 percent of total segment sales; compared to €312 million, or 11.2 percent, in 2003 and €339 million, or 11.8 percent, in 2002). Apart from these two products, no product of this segment accounted for more than 5 percent of total segment sales in 2004, 2003 or 2002.
Segment Strategy
      Our goal is to continue expanding our global market positions by exploiting the growth potential of the new optimized portfolio and focusing on our Asian investment projects. We are primarily pursuing an organic growth strategy supported by both product and process innovation and active portfolio management to maintain a well-balanced commodity/specialty product mix. Additionally, we also explore possibilities for external growth through cooperations and joint ventures.

      We aim to improve profit margins by continually streamlining our existing product portfolio, implementing efficient cost structures, eliminating capacity constraints and further exploiting our regional growth potential. Through optimized petrochemical purchasing strategies for all our businesses, we aim to mitigate the risk of low operating results associated with high feedstock prices.
      For our polycarbonates business, we strive to achieve cost-competitive world-scale facilities with state-of-the-art technology.
      To achieve further performance improvements, we are continuing our stringent cost and efficiency programs in the Materials segment. As announced in 2002, these programs also include headcount reduction. In 2003 and 2004, total headcount reduction amounted to 411.
Polycarbonates

Overview
      With its broad product portfolio, our business unit Polycarbonates (Polycarbonates, Polycarbonate Blends, Polycarbonate Films and Sheets) includes some of the leading global suppliers and manufacturers of engineering polycarbonates (based on capacity). Our Bayer Sheet Europe GmbH (formerly Makroform GmbH) has a strong position as a leading supplier of polycarbonate sheets. Our products have chemical and physical properties that enable them to resist very low or very high operating temperatures as well as corrosive chemicals and solvents.

Major Products

Polycarbonates (Makrolon®/ APEC®)
      Polycarbonates are plastics that are transparent and highly stable across a wide temperature range. Polycarbonates almost completely dominate the field of optical data storage media, such as pre-recorded and recordable CDs and DVDs, and are widely used throughout the electrical/electronics segments in general for injection molding purposes. The construction industry is also a major user of polycarbonates, for example, for polycarbonate sheet applications. Makrolon® is our leading polycarbonate product range. Its key characteristics include high transparency, heat resistance and toughness. It can be both sterilized — important for the food and medical industries — and recycled. Our other polycarbonates include the APEC® range for high temperature usage such as components for automobile headlights.

Polycarbonate Blends (Bayblend®/ Makroblend®)
      Blend technology can transform a palette of a few basic polymers into a wide range of new, advanced polymers with tailored properties, creating user-specific solutions. Polycarbonate Blends are widely used in the automotive, electric/electronic and business machine industries. Makroblend® is our brand name for engineering thermoplastics blends based on Polybutylene Terephthalate (PBT) or Polyethylene Terephthalate (PET). The Bayblend® product lines of amorphous, thermoplastic polymer blends based on polycarbonate and ABS (acrylonitrile/butadiene/styrene) are our leading blends.

Polycarbonate Films
      Polycarbonate films, Makrofol®, are made of our polycarbonate Makrolon® and are characterized by product attributes such as high heat resistance, good printability and a very good graphic quality. The polycarbonate films of our Makrofol® range are used for applications such as instrument dials, automotive heater control panels, nameplates and a variety of film insert moulding parts (a combination of a backprinted and formed foil with Makrolon® and Bayblend®) as well as for high security identification cards.
      Bayfol® is the trade name of our films made of polycarbonate blends and other polymers. Bayfol® CR films are noted for their superior chemical resistance and enhanced flexibility compared with pure polycarbonate film. The main application area is the IT industry with applications in keypads or housings.

Polycarbonate Sheets (Fabricated Products)
      We also produce solid and multiwall sheets with a broad range of characteristics for a wide variety of applications. These materials consist of polycarbonates, polycarbonate blends or thermoplastic polyesters. We market our sheets as Makrolon®, Bayloy®,Vivak® and Axpet®.

Markets and Distribution
      We sell the products of our Polycarbonates business entities to thousands of customers worldwide. These customers include injection-molding operators and a large number of plastic-component manufacturers, whose products are overwhelmingly used in the automotive, electrical, electrical engineering, construction, data technology, medical and leisure fields.
      Depending on the region and the general economic situation, sales of polycarbonates may show moderate seasonality. Generally, sales are lower in the first quarter in all regions.
      Bayer does not produce basic petrochemicals. The principal petrochemical raw materials consumed by our Polycarbonates business unit are acetone and phenol, supplied exclusively by third parties. We do produce Bisphenol-A, which is a major precursor of polycarbonate based on phenol and acetone. Our costs are affected by fluctuations in raw material prices, mainly driven by the price volatility of crude oil and benzene prices. We typically procure third-party raw materials under long-term oriented contracts that contain cost-based and market price formulas, partially reducing raw material price fluctuation.
      We market substantially all our plastic products through regional distribution channels, supported by regional competence centers and by our head office. In addition, we also use trading houses and local distributors to work with small volume customers. We are using e-commerce tools to market our products.
      Our most significant global competitor is General Electric Advanced Materials. We also compete with several other companies, most notably Dow Chemical and particularly in the Far East with local competitors such as Teijin, Chi Mei, Idemitsu, Mitsubishi Engineering Plastics and LG Chemical, which are also important market players.

Research and Development
      Our Polycarbonates business unit allocates resources for research and development both to process and product development with the aim to constantly improve our manufacturing processes and to develop new formulations and applications of our products. The primary research and development facilities are located in Krefeld-Uerdingen, Leverkusen and Dormagen, Germany and Pittsburgh, Pennsylvania.
      We are currently working on the fine-tuning and improvement of our new polycarbonate melt manufacturing process for our investment in a new production facility in Caojing, China. Other current projects relate to the analysis of our existing manufacturing processes based on interfacial polycondensation to improve both product quality and cost performance.
      In product development, we focus our activities on developing new blends, refining material for optical data storage, developing modified base materials for polycarbonate sheets and modifying the surface of polycarbonates using various coating technologies as summarized in the following table:

Product/Brand Name	Application

Surface-modified Makrolon®	Automotive
Improved Makrolon® ODS grade	Recordable ODS formats, such as DVD-R
Extension of Bayblend® FR series	Business machines/information technology
New Materials for Makrolon® Sheets	Electric/Electronic
      In the area of polycarbonate glazing, Exatec, our joint venture with GE Advanced Materials, is progressing with implementing the glazing technology, especially in the automotive industry. A first license agreement for this technology has been signed in March 2005 between Exatec and a customer.

Thermoplastic Polyurethanes

Overview
      Our business unit Thermoplastic Polyurethanes develops and markets a wide variety of granules that serve as raw materials for extrusion, blow molding, calendering, or injection molding processed products. Additionally, our subsidiaries Epurex Films (Germany) and Deerfield Urethane (Massachusetts) manufacture different grades of thermoplastic polyurethanes films (TPU films).

Major Products
      Thermoplastic polyurethanes belong to the high-performance thermoplastic elastomers family. A key property of thermoplastic polyurethanes is their resistance to high abrasion and wear which is substantially superior to the resistance exhibited by abrasion-resistant rubber compounds. We market our thermoplastic polyurethanes granulates under the trademarks Desmopan® and Texin®. Our TPU films are marketed under the trademarks Walotex®, Walopur®, and Platilon® (Epurex Films) and Dureflex® (Deerfield Urethane).

Markets and Distribution
      Our Thermoplastic Polyurethanes business entities (TPU Granules, TPU Films) primarily serve customers of the sport and leisure, automotive, and packaging industries; other users include the textile, cable, and agricultural industries (e.g., animal ear tags).
      Generally, our business is not subject to significant seasonality. All markets and regions taken as a whole generate relatively constant revenue throughout the year.
      Temporary fluctuations in prices for raw material and energy can have an impact on the cost of our products. We secure our most important chemical raw materials through long-term contracts.
      Our head office in Leverkusen, Germany, has the global responsibility for the business. We coordinate and carry out our sales and marketing from Leverkusen, Germany, for the region Europe, Middle East, Africa and Latin America as well as from our regional hubs in NAFTA (Pittsburgh) and the Asian Pacific region (Hong Kong), and through our various national subsidiaries.
      We regard the following companies as the main competitors of our business entities:

•	TPU Granules: BASF/ Elastogran, Lubrizol/ Noveon, Huntsman, Taiwan Uretec, Dow Chemical;

•	TPU Film: Stevens Urethane, Fait, Ding Zing.

Research and Development
      The Thermoplastic Polyurethanes business entities focus their research and development activities on developing products that we can formulate into high-performance thermoplastic polyurethane granulates and films, such as plasticizer-free soft grades.
      The business entities’ primary research and development facilities are located in Dormagen, Germany and Pittsburgh, Pennsylvania.
Wolff Walsrode

Overview
      We operate the Wolff Walsrode business group primarily through Wolff Walsrode AG, our wholly-owned subsidiary, assisted by other companies of the Bayer Group. The business group develops, produces and markets cellulose derivatives as well as various plastic films and other additives.

Major Products

Cellulose Derivatives

•	Walocel® M is an additive that regulates water balance. It improves the workability and adhesion of building materials such as tile adhesives, plasters, mortars and dispersion paints.

•	Walsroder NC serves in resin form in wood coatings and other industrial coatings as well as in printing inks for flexible packaging. It is also used as a component of nail polish and other specialty items.

•	Walocel® C is used primarily as a thickener and binder in water-based systems. It is used in pharmaceuticals, dairy products and toothpaste, as well as in ceramics compounding, textile and paper manufacture and oil drilling.

Other

•	Under the brand name Walsroder®, we offer a wide range of sausage skins for industrial or handcraft usage.

Markets and Distribution
      Wolff Walsrode competes in the building materials, industrial coatings, flexible packaging ink and life sciences markets as well as in specialized industrial fields.
      Wolff Walsrode generally conducts direct sales operations in Germany and the United States for its cellulose products. Outside these geographic areas, we ordinarily sell through Bayer’s worldwide sales organization.
      The main raw material for our cellulose derivatives is chemical-grade cellulose derived from wood pulp and cotton. Because we have developed technologies to use either wood pulp or pulp based on cotton linters and because we have qualified a number of suppliers for both types of pulp, we have not had any significant problems with availability. Prices for chemical-grade cellulose show only moderate fluctuations, as a result of our diversified supplier base (located in both the euro and dollar zones), the raw material mix and an increasing number of contracts with our suppliers having terms of one year.
      Our main competitors in the cellulose derivatives business are Hercules (Aqualon), Dow, SE Tylose GmbH & Co.KG, Shin-Etsu Chemical Co., Bergerac NC/ SNPE, Nobel Enterprises, Nitroquimica Brasileira, Noviant and Akzo Nobel.

Research and Development
      Wolff Walsrode is Bayer’s competence center for cellulose chemistry. Our research on cellulose and other polysaccharides takes advantage of the unique structural and chemical properties of these important renewable materials. The work is focused on products such as additives for building materials, binders for printing inks and coatings, as well as formulation aids for food, cosmetics and pharmaceuticals. Besides product development, we are constantly improving our production processes.
      Wolff Walsrode’s primary research and development facilities, including a state-of-the-art pilot plant, are at industrial site “Industriepark Walsrode”, Bomlitz, near Walsrode, Germany.
H.C. Starck

Overview
      Our subsidiary H.C. Starck develops, produces and markets metallic and ceramic powders and fabricated products for various markets and applications. H.C. Starck continues to pursue a policy of forward integration (further developing the product portfolio in order to fulfill more directly customers’ needs).

Major Products

Metallic products and compounds
      H.C. Starck produces a broad portfolio of products ranging from ceramic materials to metals such as tungsten, molybdenum, tantalum and niobium and their alloys and compounds for industrial customers in the aerospace, medical, chemical, electronic, lighting, tooling and optical components industries. We manufacture these products both in the form of ceramic or metallic powders and as solid intermediates or finished parts.
      Kulite® is the trade name for our fabricated parts made from tungsten alloy powders. These products are used, for instance, as balance weights in the aerospace industry.
      Molyform® powders are molybdenum disulfide solid lubricants. We market a range of powdered lubricants under the brand name Lubriform®. Our customers use these compounds to produce lubricants. The automotive industry also uses Molyform® for the production of brake linings.

Battery intermediates
      Ampergy® is the trade name of our nickel hydroxide and cobalt suboxide battery intermediates. Our customers in the electrochemical industry use Ampergy® to manufacture rechargeable batteries for modern communications devices and in large-scale industrial batteries.

Chemical catalysts
      Amperkat® is the trade name of our chemical catalysts. The chemical industry uses these products in a variety of applications, such as chemical synthesis, plastics production and hydration processes.

Thermal spray powders
      Amperit® is the trade name of our thermal spray powders. Our customers use these powders for a variety of functional coatings. Amperit® customers include the machine tool, power generation and aeronautics industries.

Ceramic powders and parts
      We produce a broad range of intermediates for advanced ceramics. H.C. Starck Ceramics produces functional ceramic parts from silicon carbide and silicon nitride for various applications such as pump seal rings, foundry parts and ball bearings.

Markets and Distribution
      Some of our markets are affected by pressure on prices and fluctuations in demand. Sales are also influenced by currency exchange rates. We expect steady growth in our customer industries for the foreseeable future.
      China is the primary source of raw materials for tungsten products. In the past, China limited production, thus causing shortages. Since we have our own tungsten production and recycling facilities, we are only partially dependent on Chinese imports. The price of molybdenum, historically less volatile, has increased substantially throughout the second half of 2004. If prices increase further, we cannot exclude an impact on our future business. Tantalum raw material prices have remained relatively stable during the past two years. For this raw material, we secure our supply through long-term contracts generally lasting three to five years.
      H.C. Starck has its own international sales organizations in Europe, the United States and Japan, which are the company’s most important markets. In addition, we have liaison offices in Scandinavia, the Benelux countries, France, Italy and the United Kingdom. These maintain direct contact with our customers. We also have liaison offices in Shanghai and Hong Kong for China and in Singapore for the Southeast Asia region. In other countries, we either rely on the Bayer sales organizations or use third-party sales agents.

      We regard the following companies as our chief competitors:

•	Metallic products and compounds: Wolfram Bergbau- und Hütten GmbH, Cabot Group (including its associated joint ventures), Mitsui, MolymetOMG, Osram Sylvania, Japan New Metals, Plansee AG, Phelps Dodge;

•	Battery intermediates: Tanaka Chemical, Umicore;

•	Chemical catalysts: Johnson Matthey, Degussa, Grace-Davison, Engelhard;

•	Thermal spray powders: Praxair, Sulzer Metco, Fujimi;

•	Ceramic powders and parts: Denki Kagaku, SB Boron; GE Advanced Ceramics, Tokuyama.

Research and Development
      H.C. Starck focuses its research and development activities on innovative products and system solutions. For example, we are developing high-capacity tantalum and niobium powders as intermediates for capacitors, and precursors for thin metallic films in microelectronic devices. We are also working on high-purity tantalum and niobium compounds for electroceramics and surface acoustic wave filters for computers and mobile telephones. Additionally, H.C. Starck is committed to developing materials for more technically advanced batteries, fuel cells, hybrid vehicles and other energy storage and power generation applications.
      The primary research and development facilities of this subsidiary are located in Goslar, Germany, Newton, Massachusetts, and Mito, Japan.
      We currently have eleven product groups in late stages of development, and expect to start and continue their launch during 2005, the most important projects being:

Product/Brand Name	Application

Powder and components for SOFC	SOFC (Solid Oxide Fuel Cells)
Niobium Oxide 60, 80 and 120 K	Capacitors
Tantalum 70/80, 100/120 and 150 K powder	Capacitors
Molybdenum plates for PVD	Flat panel displays
SYSTEMS
Overview
      Our segment Systems comprises the business units Polyurethanes, Coatings, Adhesives, Sealants and Inorganic Basic Chemicals.
      The following table shows the segment’s performance for the last three years.

	2002	2003	2004

	(Euros in millions)
External net sales	4,784	4,676	5,349
Percentage of total sales	16.1	16.4	18.0
Intersegment sales	303	297	339
Operating result	(78)	(455)	348
thereof special items(1)	(296)	(715)	(27)

(1)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.

      The segment’s external sales, by region and in total, for the past three years are as follows:

	2002	2003	2004

	(Euros in millions)
Europe	2,085	2,107	2,494
North America	1,536	1,406	1,483
Asia/ Pacific	677	678	822
Latin America/ Africa/ Middle East	486	485	550

Total	4,784	4,676	5,349

      The following table sets forth the business entities’ external sales for the last three years, broken down by category of activity.

	2002	2003	2004

	(Euros in millions)
Polyurethanes	3,274	3,228	3,872
Coatings Adhesives Sealants	1,318	1,191	1,237
Inorganic Basic Chemicals	181	218	218
Others	11	39	22

Total	4,784	4,676	5,349

      2004 sales of the segments’ material products were €1,708 million for Desmodur® products (representing 31.9 percent of total segment sales; compared to €1,567 million, or 33.5 percent, in 2003). Apart from Desmodur® and two other products, each of which accounted for less than 10 percent of segment sales in 2004, no other product of the segment accounted for more than 5 percent of segment sales in 2004. Due to reorganization and introduction of a new reporting system in 2003, we are unable to provide sales per product for 2002 without unreasonable effort.
Segment Strategy
      Our goal is to continue expanding our global market positions by exploiting the growth potential of the new optimized portfolio and focusing on our Asian investment projects. We are primarily pursuing an organic growth strategy supported by both product and process innovation and active portfolio management to maintain a well-balanced commodity/specialty product. Additionally, we also explore possibilities for external growth through cooperations and joint-ventures.
      We aim to improve profit margins by continually streamlining our existing product portfolio, implementing efficient cost structures, eliminating capacity constraints and further exploiting our regional growth potential. Through optimized petrochemical purchasing strategies for all our businesses, we aim to mitigate the risk of low operating results associated with high feedstock prices.
      For our polyurethanes business, we strive to achieve cost-competitive world-scale production facilities with state-of-the-art technology.
      To further achieve performance improvements, we will continue our stringent cost and efficiency programs, which were announced in 2002, in all business units of the Systems segment. As part of these programs, we reduced headcount by a total of 1,127 in the course of 2003 and 2004.
Polyurethanes

Overview
      Our Polyurethanes business entities (MDI, TDI, Polyether) focus on the development, production and marketing of isocyanates and polyol materials for polyurethane formulations and systems used in producing a wide variety of polyurethane polymers for a broad range of industrial and consumer applications.

Major Products
      Polyurethanes are polymers formed through the reaction of two liquid chemicals: an isocyanate — typically diphenylmethane diisocyanate (MDI) or toluene diisocyanate (TDI) — and a polymeric alcohol such as polyether polyols. We produce a range of different isocyanates and polyether polyols under such brand names as Desmodur® and Desmophen®. The characteristics of a given polyurethane depend on both the material components used as well as the precise proportion of each in the mix.
      Our customers use our isocyanates or polyether polyols, or both, to create their own specific polyurethane formulations In addition, upon request, we design and evaluate custom blends to meet specific customer requirements. The customer receives a ready-to-use two-component system. The precise formulation of each custom blend is proprietary.
      Typical applications for which our customers use our polyurethane materials include furniture, mattresses, shoes, automotive components, appliances, sport and leisure equipment and construction.

Markets and Distribution
      Europe and the NAFTA nations remain the primary markets for our Polyurethanes business entities, with the Asian market showing the strongest growth. Our external sales were €3.9 billion in 2004.
      The predominant cushioning material for upholstered furniture nowadays is flexible polyurethane foam. For our customers’ applications, there are no man-made or natural substitute materials that could replace significant amounts of flexible polyurethane foams in the near future. Rigid polyurethane foam is used for thermal insulation purposes competing with other insulating materials such as mineral fibers or polystyrene foam. Conversely, polyurethane elastomers compete with other thermoplastic materials on cost, performance and fit with the production mix at the customer’s site.
      In the automotive area, there is constant competition between polyurethanes and other polymers in many applications due to required physical properties, costs, design or functional requirements.
      On a worldwide level, the Polyurethanes business entities’ sales are not subject to significant seasonality. On the regional level, business can display seasonality where, for example, revenue depends on such seasonal industries as construction and other outdoor applications.
      The basic raw materials for our isocyanates and polyols are petrochemical raw materials. We typically purchase these on the open market mostly under long-term contracts, as Bayer generally does not produce petrochemicals. However, through a global joint venture with Lyondell, we have acquired a source for propylene oxide, one of our key raw materials. These petrochemical raw materials are subject to price fluctuation driven by supply and demand factors and price volatility in the crude oil and derivates markets.
      The Polyurethanes business entities sell their products directly to customers and, to a much smaller degree, through “system houses” and traders. System houses are focused regionally and typically serve smaller-volume customers.
      To further increase efficiency along the supply chain, we have established regional service centers. They act as a central point of contact for customers on all issues concerning order processing, logistics and billing.
      Our main competitors are BASF, Dow Chemical and Huntsman.

Production facilities
      Bayer has polyurethane raw material production facilities strategically located around the world to support its global product line. The business unit’s main production sites, which meet ISO 9001:2000 quality standards, are located in Antwerp, Belgium; Brunsbüttel, Dormagen and Krefeld-Uerdingen, Germany; Fos-sur-Mer, France; Tarragona, Spain; Baytown and Channelview, Texas, and South Charleston, West Virginia. Further production facilities are located in Brazil, France, Germany, Indonesia, Italy, Japan, Mexico, Taiwan and the United States. In addition, we are planning to build up capacities at our site in Caojing, China.

      We have terminated the consolidation phase regarding our production facilities by closing our TDI plant in Japan in March 2004. Further plants have already been closed during 2003 in Mexico, Germany, Belgium and the United States.

Research and Development
      The business entities’ primary research and technical development facilities are located in Dormagen and Leverkusen, Germany; Pittsburgh, Pennsylvania, South Charleston and New Martinsville, West Virginia; Amagasaki, Japan; and Shanghai, China.
      The main areas of innovation in the polyurethane field are currently the development of new or improved polyether polyol types and blends as well as the improvement of manufacturing processes. The Polyurethanes business entities concentrate their research and development efforts with respect to aromatic isocyanates on improving existing products and technologies for their manufacture. Some research activities go into new structures for isocyanates. High-throughput experiments are used for the development of new formulations and will help to reduce time-to-market for new products.
Coatings Adhesives Sealants

Overview
      Our Coatings, Adhesives, Sealants business entities develop and market a wide variety of products that serve as raw materials for lacquers, coatings, sealants and adhesives.

Major Products

Resins and Hardeners
      Polyurethane lacquers are formed through the combination of an isocyanates component with a polyol-like polyester or polyacrylate. We offer a variety of polyol components branded as Desmophen®, Rucote®, Crelan® and Bayhydrol® (Resins) and polyisocyanates such as Desmodur®, Desmodur BL® and Bayhydur® (Base- and modified isocyanates). This variety enables us to provide custom-tailored solutions for a number of different applications.

Special raw materials
      Our special material unit produces such specialty products as Pergut® (Resins) for coatings and adhesives, Impranil®, our polyurethane coating systems for textiles, and Baybond® for glass fiber sizing.

Adhesive raw materials
      Dispercoll®, Desmocoll® and Baypren® (Resins) are our raw materials for adhesives. Their primary users are shoe manufacturers, though we also have customers from the automotive, furniture and building industries.

Markets and Distribution
      Our Coatings, Adhesives, Sealants business entities are a major producer of raw materials for coatings and adhesives. The primary ultimate end users of our products are the automotive, furniture, plastics, construction and adhesives industries; other users include the textile, shoe and building industries.
      Generally, our revenue is not subject to significant seasonality. Some of the individual markets and regions that we serve experience seasonal fluctuation, such as the building industry during the winter months or southern Europe during the summer. All markets and regions taken as a whole, however, produce relatively constant revenue throughout the year.
      Temporary fluctuations in prices, such as the price of crude oil or energy, can have a significant effect on the cost of our raw materials. We secure our most important chemical raw materials through long-term contracts.

      We coordinate and carry out our sales and marketing from our head office in Leverkusen, Germany, as well as through our various national subsidiaries. Our key account managers serve our globally active major customers directly.
      We regard the following companies as the chief competitors of our Coatings, Adhesives, Sealants business entities.
      • Resin components (RES): Cytec/UCB, Cray Valley, DIC;

• Aliphatic isocyanates (BMI):	Rhodia, Degussa, BASF, Asahi Kasei, NPU (Nippon Polyurethane Industry);
      • Aromatic isocyanates (BMI): Dow, Mitsui Takeda, SAPICI.

Research and Development
      The Coatings, Adhesives, Sealants business entities focus their research and development activities on developing products that we can formulate into high performance coatings, such as aliphatic and aromatic polyisocyanates and resin components. We are also exploring ways of reducing the amount of solvent needed by technologies such as high solids and waterborne and powder coatings systems.
      The business entities’ primary research and development facilities are located in Leverkusen, Germany, and Pittsburgh, Pennsylvania.
Inorganic Basic Chemicals

Overview
      The business unit Inorganic Basic Chemicals (IBC) produces inorganic basic chemicals such as chlorine, caustic soda, hydrogen and hydrochloric acid. The focus is on the safe and cost-efficient supply of chlorine to the customers. IBC has one of the largest production capacities of any chlorine manufacturer in Europe.

Major Products
      Inorganic basic chemicals are of major importance for Bayer MaterialScience (BMS): about 60 percent of its sales are dependent on chlorine. Chlorine is used for the production of intermediates that are subsequently processed into a variety of products, such as polyurethanes (foams, insulating materials) and polycarbonates (CDs, glazing). In most cases, chlorine is used only as an auxiliary product and is no longer contained in the end product. The four IBC production sites in Leverkusen, Dormagen and Krefeld-Uerdingen, Germany and Baytown, Texas, have a total chlorine capacity of around 1.4 million metric tons per year: chlorine is manufactured on an industrial scale by means of sodium chloride electrolysis (1.2 million metric tons) and hydrochloric acid electrolysis (0.2 million metric tons). Currently, 90 percent of the sodium chloride electrolysis capacity is based on the environmentally-friendly, energy-efficient membrane process. At sites where Bayer does not produce any chlorine, IBC supports external chlorine procurement.
      In addition to chlorine, sodium chloride electrolysis generates caustic soda and hydrogen. These by-products, as far as they are not used internally, are sold to external markets.
      During the processing of chlorine into intermediate products, hydrochloric acid may be produced. IBC is responsible for managing the balance of hydrochloric acid: if it is not sold or used internally, it is transported to the hydrochloric acid electrolysis units of IBC in Leverkusen and Dormagen, Germany and Baytown, Texas.

Markets and Distribution
      In general, chlorine is supplied by pipeline to internal and external customers located at Bayer sites where chlorine is produced. IBC markets the caustic soda and hydrochloric acid that is not used internally to customers from various industries worldwide.

      The main raw materials for chlorine production are sodium chloride and power. Sodium chloride is purchased on the open market under long term contractual agreements and therefore generally not subject to price volatility. Power is purchased from Bayer Industry Services. Recently, costs of power have increased due to regulatory requirements of the EU and Germany.
      Our main competitors are Dow, Solvay, Akzo Nobel, BASF, Vestolit and Ineos.

Research and Development
      Processes and plants are continuously enhanced and optimized within IBC while keeping in mind environmental compatibility. The main area of innovation in chlorine production is currently the development of the “Oxygen Depolarized Cathode” (ODC) in chlor alkali (sodium chloride) and hydrochloric acid membrane electrolysis to increase energy savings. At the BMS Brunsbüttel site, a hydrochloric acid electrolysis unit utilizing ODC technology was developed by IBC and a number of partners. It began production in late 2003.
LANXESS
Overview
      In November 2003, Bayer announced that the Bayer Group intended to maintain its focus on its core businesses and therefore combine the Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with certain parts of the Bayer Polymers business in a new company. LANXESS was created with economic effect from July 1, 2004, and Wolff Walsrode and H.C. Starck were grouped together with the remaining parts of the Bayer Polymers business in a wholly-owned subsidiary of the Bayer Group now called Bayer MaterialScience. Bayer’s shareholders approved the spin-off at an extraordinary general meeting on November 17, 2004. The spun-off company, LANXESS AG, became a legally-independent company on January 28, 2005, when its spin-off was registered in the Commercial Register (Handelsregister) for Bayer AG at the Local Court of Cologne (Amtsgericht Köln), Germany.
      Throughout 2004, the LANXESS businesses were operated as the LANXESS segment of the Bayer Group. This segment had a comprehensive product portfolio in polymers and basic, specialty and fine chemicals. At the end of 2004, it consisted of more than 50 operating companies and produced polymers and chemicals at 50 locations in 18 countries.
      The business activities of our LANXESS segment were structured in 17 businesses combined into the four business units Performance Rubber, Engineering Plastics, Chemical Intermediates and Performance Chemicals. The following table shows the segment’s performance for each of the last three years. These figures are also presented in the segment reporting as discontinuing operations.

	2002	2003	2004

	(Euros in millions)
External net sales	6,241	5,776	6,053
Percentage of total sales	21.1	20.2	20.3
Intersegment sales	501	557	659
Operating result	(128)	(1,290)	74
thereof special items(1)	(244)	(1,204)	(99)

(1)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2002, 2003 and 2004 — Segment Data.

      The following table shows our LANXESS segment’s sales by region for the past three years:

	2002	2003	2004

	(Euros in millions)
Europe	3,072	3,045	3,134
North America	1,558	1,320	1,372
Asia/ Pacific	1,040	899	981
Latin America/ Africa/ Middle East	571	512	566

Total	6,241	5,776	6,053

      The following table sets forth the segment’s sales for the last three years, broken down by category of activity:

	2002	2003	2004

	(Euros in millions)
Chemical Intermediates	1,107	1,062	1,132
Performance Chemicals	2,081	1,884	1,856
Engineering Plastics	1,484	1,339	1,586
Performance Rubber	1,459	1,358	1,400
Other	110	133	79

Total	6,241	5,776	6,053

      The Performance Rubber entities comprise the Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products businesses. The Engineering Plastics entities comprise the Styrenic Resins, Semi-Crystalline Products and Fibers businesses. The Chemical Intermediates entities consist of the Basic Chemicals, Fine Chemicals and Inorganic Pigments businesses. The Performance Chemicals entities comprise the businesses Material Protection Products, Functional Chemicals, Leather, Textile Processing Chemicals, Paper, Rhein Chemie, Rubber Chemicals and Ion Exchange Resins.
Major Products

Performance Rubber
      The Polybutadiene Rubber business uses three different catalyst systems in manufacturing polymers, each type imparting specific characteristics to the resulting polymers. Polybutadiene rubber is used principally in tire treads, invariably compounded with other rubbers to give the desired balance of properties such as long life, skid resistance and improved fuel economy, but is also used in polystyrene modification. The product family of the Polybutadiene Rubber business includes solution-polymerised styrene-butadiene rubbers.
      The Butyl Rubber business produces a range of standard and halogenated butyl rubber, the principal characteristic of which is impermeability to air and gases.
      The portfolio of the Technical Rubber Products business comprises polychloroprene, ethylene-propylene co- and terpolymers, nitrile rubber and styrene-butadiene copolymers as well as hydrogenated nitrile rubber and ethylene-vinyl acetate copolymers specialities. These products offer customers an array of varying characteristics, including processability, hardness, flexibility and wear, heat and chemical resistance, to suit their specific needs.

Engineering Plastics
      The products of our Styrenic Resins business include the ABS (acrylonitrile/butadiene/styrene) copolymers Novodur®, Lustran® and Absolac®, the SAN (styrene/acrylonitrile) resins Lustran® and Absolan®, as well as the blends Triax® and Centrex®.
      The Semi-Cystalline Products business provides a range of polyamides and polyesters. Polyamides are tough, strong, high-performance plastics. They are resistant to chemicals and can often replace metal and other materials. In addition, LANXESS uses these materials in producing halogen-free flame retardant products. Semi-crystalline thermoplastic polyesters like polybutylene terephthalate (PBT) and engineering plastics polyethylene terephthalate (PET) show high resistance to chemicals, heat distortion and stress cracking and feature low water absorption.
      The Fibers business focuses on the development, production and marketing of fibers for the textile industry and for technical applications.

Chemical Intermediates
      The Basic Chemicals and Inorganic Pigments businesses focus on the development, manufacture and marketing of a wide range of basic chemicals, mainly aromatic compounds and iron-oxide pigments. Industrial chemicals are produced in bulk quantities using few synthesis steps. Bayferrox® is an iron-oxide based anorganic colorant, which is available in a variety of colors for a wide range of uses.
      The Fine Chemicals business focuses on custom manufacturing for the pharmaceuticals and agrochemicals sectors.

Performance Chemicals
      The Material Protection Products and Functional Chemicals businesses comprise, among other products, industrial biocides, organic colorants and plastic additives. The Leather, Textile Processing Chemicals and Paper businesses produce chemicals for the leather, textile and paper industries. Rhein Chemie produces a wide variety of substances used in rubber manufacture and processing as well as in the lubricant oil and polyurethane industry. The Rubber Chemicals business produces a broad range of chemical products for use in the rubber compounding and production process. The Ion Exchange Resins business offers a broad range of ion-exchangers, adsorbers and catalysts. These products provide solutions, among other applications, for drinking or industrial water, food or chemical processing industries.
Markets and Distribution
      The principal markets for the LANXESS business entities in 2004 were the chemicals/plastic industry, the automotive industry and the tire industry.
      LANXESS is not subject to significant seasonality. Some of the individual markets and regions that it serves experience seasonal fluctuation, such as the agriculture industry (which mainly affects the Fine Chemicals business) and the building industry (which mainly affects the Inorganic Pigments business). All markets and regions taken as a whole, however, produce relatively constant revenue throughout the year.
      The five most important raw materials used in the LANXESS production activities are acrylonitrile, 1,3-butadiene, cyclohexane, raffinate 1 and styrene. These raw materials are purchased from a large number of different external companies, in part pursuant to long-term contracts.
      LANXESS produces part of its chemicals in dedicated, continuous-process manufacturing plants using advanced technologies. The other products are manufactured in batch-processing plants. The plants are predominantly located in Leverkusen and other German sites while others are located around the world in order to serve the local markets more economically.
      LANXESS products are marketed mainly through a worldwide network of LANXESS business entities. In a number of countries in which LANXESS is not represented through a foreign affiliate, local distributions are consummated primarily on the basis of commercial agency agreements with companies of the Bayer Group.
      LANXESS’ main competitors are:
      Performance Rubber: Dupont Dow Elastomers, ExxonMobil, Goodyear;
      Engineering Plastics: BASF, DSM, DuPont, General Electric, Invista, Rhodia;

      Chemical Intermediates: BASF, Degussa, Dow Chemical, DSM, Elementis, Jiangsu Yangnong, Kureha, Lonza, Merisol, Rhodia, Rockwood, Tessenderlo and Chinese companies (e.g., Hunan Three-Rings, Dequing Huayuan);
      Performance Chemicals: Akzo, Albemarle, Arch Chemicals, BASF, ChiMei, CHT, Ciba, Clariant, Cognis, Dow Chemical, EKA, Ferro, Flexsys, FMC, Hercules, Kemira, LG Chem, Lonza, Mitsubishi Chemical, Nalco, Purolite, Rohm & Haas, Stahl, Sun Chemicals, TFL, Thor.
Research and Development
      LANXESS operates research and development facilities throughout the world, with main locations in Leverkusen, Dormagen and Krefeld-Uerdingen (Germany) and Sarnia (Canada). As a recent result of its development activities, LANXESS presented Therban® AT at the trade fair “K 2004”. Therban® AT is a new hydrogenated nitrile rubber grade featuring low Mooney viscosity. Low Mooney viscosity speeds up the “injection molding” process (therefore generally resulting in increased output) and allows for more complex and detailed structures to be manufactured.
INTELLECTUAL PROPERTY PROTECTION
      To succeed, Bayer must continually seek new products that provide our customers with better solutions for existing problems and new solutions for emerging problems. This requires us to expend significant effort on research, development, manufacturing and marketing. To preserve the value of our investment, we rely on the patent and trademark laws of the jurisdictions where we do business. In addition, our production technologies typically incorporate specialized proprietary know-how.
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
      The following table sets forth the expiration dates in our major markets of the patents covering Adalat®, Avelox®, ciprofloxacin, imidacloprid and vardenafil:

	Market

Product	Germany	France	U.K.	Italy	Spain	Japan	U.S.A.	Canada

Adalat®
Crystal patent (Retard)	—	—	—	—	—	—	2010	—
Adalat® CC (Coat Core)	2008	2008	2008	2008	2008	2008	2008	2009
Avelox®
Compound	2009	2009	2009	2014	2009	2009	2014	2016
Hydrochloride-Monohydrate	2016	2016	2016	2016	2016	2016	2016	2016
Tablet formulation	2019	2019	2019	2019	2019	2019	2019	2019
Ciprofloxacin
Active ingredient	—	—	—	2009	—	—	—	—
IV formulation	2006	2006	2006	2006	2006	2006	2007	2008
Tablet formulation	2007	2007	2007	2007	2007	2007	2011	2009
Imidacloprid	2006	2006	2006	2006	2007	2005	2006	2007
Vardenafil compound	2018	2018	2018	2018	2018	2018	2018	2018
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

GOVERNMENTAL REGULATION
      Our business is subject to significant governmental regulation. Many of our products must be examined and approved by regulatory agencies for safety, environmental impact and effectiveness before we may market them. In addition, all our operations must comply with applicable environmental regulations. Relevant regulations are typically national, although within the European Union (EU), a considerable degree of harmonization exists. The EU institutions have created a common regulatory framework that applies in all of the EU Member States (and that sometimes allows EU Member States to adopt more detailed and more stringent regulations), and has indirect harmonizing effects in certain other European countries.
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
      The Toxic Substance Control Act (TSCA) administered under the U.S. Environmental Protection Agency (EPA) regulates product registrations (PMNs) for new industrial chemicals and polymers and can also regulate existing chemicals under test rules. In addition, the FDA food-contact regulations permit use of many of our chemicals and materials in food-contact applications. Furthermore, the EPA registers biocidal products for use in antimicrobial applications in addition to those for agricultural uses. For industrial chemicals and polymers in the United States, in order to insure proper use and handling, product safety is regulated by the Occupational Safety and Health Administration (OSHA). The OSHA Hazard Communication Standard requires information concerning the hazards of chemicals to be transmitted to our workers and customers through material safety data sheets and precautionary product labels for potential hazards from exposure to chemicals.
      Similarly, in the EU as well as in other regions, there are restrictive rules applying to areas including the production, marketing, processing, use and disposal of “dangerous substances and preparations”, food and feeding stuffs and the use of biocides.

Pharmaceutical Products
      Pharmaceutical products must be examined and approved by regulatory agencies for safety and efficacy before we may market them. Our pharmaceutical facilities require regulatory approval and are subject to periodic re-inspection. All our operations must comply with applicable quality and environmental regulations.
      The various regulatory authorities administer and execute requirements covering the testing, safety, efficacy, labeling, approval, manufacturing, marketing and post-marketing surveillance of prescription pharmaceuticals. Pharmaceutical products must receive regulatory approval before they can be marketed. The regulatory requirements follow stringent standards that vary by country. Before a drug can qualify for marketing approval, a registration dossier must be submitted to a regulatory authority for review and evaluation. The registration dossier principally contains detailed information about the safety, efficacy and quality of a new medication. It also provides details about the manufacturing process, the production facilities and information to be provided to patients. The registration process can last from a few months to a few years and depends on the nature of the medication under review, the quality of the submitted data and the efficiency of the relevant agency. If a drug meets the approval requirements, the regulatory authority will grant a product license for marketing. In some countries, negotiation on pricing and reimbursement follow the grant of the product license. The process of developing a pharmaceutical product from discovery through testing, registration and initial product launch could take approximately ten years but this period varies considerably for different products and countries. For marketed products, the pharmaceutical company is required to monitor adverse reactions and submit periodic reports on these reactions, if any, to the appropriate authorities.
      Increasing requirements, mainly from the FDA, have resulted in a higher investment of time and money necessary to develop new products and bring them to market. In recent years, the European Medicines Evaluation

Agency (EMEA) in the EU, the FDA in the United States and the Ministry of Health, Labor and Welfare (MHLW) in Japan have sought to shorten development and registration times for pharmaceutical products by harmonizing the individual requirements of the three regions. This process is called the International Conference on Harmonization. For the foreseeable future, however, we will need to obtain separate approval in each market.

Biological Products
      Our Pharmaceuticals, Biological Products segment markets substances known as “biologicals”. Biologicals derive from biological sources (e.g., from human plasma or from cell lines genetically engineered to produce a specific protein). In the United States and other markets, biologicals are regulated more stringently than other drug products. For example, in order to minimize the risk of infectious disease transmission, human plasma-derived products require donor screening and plasma testing, as well as multiple manufacturing steps designed to remove viruses and other infectious agents. Biological products are chemically complex, often depending on a precise structure (e.g., the specific folding of a molecule) for their effectiveness. Regulations require us to subject these products to rigorous testing to ensure stability throughout their shelf life. Because biological products typically cannot withstand conventional sterilization techniques, we must use special processes to ensure sterility. Under applicable regulatory requirements, we must submit detailed documentation to demonstrate appropriate controls over our manufacturing facilities, including associated equipment and supporting utilities such as water supply and climate control.

Consumer Care Products
      Most Consumer Care products are subject to regulations similar to those in the Pharmaceuticals segment. In the United States, for example, the FDA and, in part, the Federal Trade Commission, oversee the marketing, manufacturing and labeling of Consumer Care products.

Diagnostics Products
      The products of the Diagnostics division are in vitro diagnostic (IVD) products, subject to regulatory controls similar to those governing the development and marketing of pharmaceutical products. In the United States, the FDA regulates IVD products as medical devices, through its Center for Devices and Radiological Health. All manufacturers of medical devices must register their facilities with the FDA. Registered establishments are subject to periodic inspections by FDA investigators to ensure compliance with quality standards.
      Most IVD products require FDA clearance or approval before they may be marketed. For devices requiring clearance, where possible we seek to obtain it on the grounds that the new product is “substantially equivalent” to a product the FDA has already cleared. FDA clearance usually takes between two and eighteen months, depending on the degree of novelty involved. For truly new IVD products, we must submit extensive data to the FDA based on actual clinical trials. FDA approval almost invariably involves an inspection of our facilities and a review of our design and manufacturing processes. After obtaining FDA approval, we must report all adverse incidents in which a product was allegedly involved.
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

Diabetes Care Products
      Diabetes Care products are subject to regulations similar to those in the Diagnostics division. In the United States, for example, the FDA and, in part, the Federal Trade Commission, oversee the marketing, manufacturing and labeling of Diabetes Care products, while in the EU and in Japan, they are regulated by the Conformite Europeene (CE) and the MHLW, respectively.

Animal Health Products
      Veterinary products must be examined and approved by regulatory agencies for quality, safety and efficacy before marketing in all countries. In the United States, the FDA’s Center for Veterinary Medicine is responsible for ensuring that animal drugs are safe and effective for their intended uses and that food from treated animals is safe for human consumption. Animal health products are also regulated in the United States by the U.S. Department of Agriculture (USDA) and the EPA.
      In the EU, animal health products are subject to regulations similar to those governing the Pharmaceutical sector. The centralized registration process is also governed by the European Agency for the Evaluation of Medicinal Products in London, but the committee responsible for animal health products is the Committee for Veterinary Medicinal Products (CVMP).
      At present, three registration procedures for veterinary use are available within the EU: Centralised Procedure, Mutual Recognition Procedure and National Procedure. The Centralized Procedure results in a single Marketing Authorization throughout the EU. After having submitted the dossier to the EMEA, the scientific evaluation is carried out by the CVMP, which consists of experts from each Member State. The CVMP opinion is then transmitted to the European Commission for its opinion, which, if also favorable, results in a binding decision for authorization in all Member States. A company is obliged to use the Mutual Recognition Procedure if it intends to sell a medicinal product in more than one Member State, but not necessarily throughout the EU. After the product has been granted a Marketing Authorization in one Member State (a so-called “Reference Member State”, or “RMS”, selected by the company), this RMS has to produce an Assessment Report. The Authorities in the other Member States where the product is to be approved receive a copy of the original dossier and a copy of the Assessment Report. They then “mutually recognize” the decision of the RMS. A National Procedure can be used if a company wishes to license a product in just one Member State.

Crop Protection Products
      In most countries, Crop Protection products must obtain government regulatory approval prior to marketing. This regulatory framework seeks to protect the consumer, the applicant and the environment. Strict standards are applied in the United States, Japan and in the EU. Because humans may be exposed to these products (for example, through residues on food), the safety assessment considers human risk as well. If the product is used on a food crop, a legal limit for chemical residue is established.
      It generally takes seven to nine years from discovery of a new crop protection product until the dossier is submitted to the appropriate regulatory authority for product approval. Afterwards, the authorities usually need another two to four years to evaluate the data submitted in order to decide whether a registration can be granted.
      The introduction of new regulations, data requirements or test guidelines is a normal part of enhancing safety assessments for Crop Protection products. However, unpredictable new requirements and inappropriate deadlines have led to numerous delays of registrations of Crop Protection products in the past, especially in the authorization processes in the EU and in the NAFTA countries. Therefore, Bayer CropScience must anticipate new regulatory trends and must closely follow the process of developing and requiring new data. Bayer CropScience also actively participates in these processes by commenting on draft regulations proposed by the authorities.

Environmental Science Products
      In both the professional and the consumer pest control business, as in crop protection, our products must obtain regulatory approval prior to marketing. In most countries, Environmental Science products are regulated by authorities other than those which regulate the Crop Protection products. The regulatory requirements are often different from Crop Protection products, due to different routes of exposure. Generally, there is an increase of regulatory requirements, in particular in the United States, Europe and Japan. To some extent, the regulatory files developed for Crop Protection products with the same active ingredients can also be used for the regulatory purposes in the Environmental Science area.
      In the EU, certain products sold in the professional pest control area, as well as pest control products available to consumers, fall under the Biocidal Products Directive (BPD), which requires that complete regulatory dossiers be developed before placing these products or active substances for use in such products on the EU market. Certain green industry products and consumer lawn and garden products are governed by the Plant Protection Directive, which requires authorization before products can be placed on the market.
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

BioScience Products
      Plant biotechnology products, marketed by our BioScience business group, in particular those based on genetic modification, are subject to specific regulatory oversight covering environmental impact as well as use and trade of products and derivatives in food and feed. The number of countries that have regulatory frameworks concerning plant technology is increasing each year and, in countries that already have such regulations, the requirements are also increasing or changing. The most important countries, based on their importance to us as an agricultural center and/or trading partner, include the United States, Canada, the EU, Japan, Brazil, Argentina, Australia and China. In the United States, the main regulatory authorities are the USDA, the FDA and the EPA. The EU has implemented a set of new regulations including the creation of a new EU Food Safety Authority. Similar regulations in Japan are under review and being updated. Many Asian countries have developed regulatory frameworks over the last few years, most recently China, Taiwan, Korea and the Philippines. With the Cartagena Protocol on BioSafety, which came into force in September 2003, it is expected that more countries will establish relevant regulatory frameworks over the next few years.
      The timeframe for approvals varies substantially around the world. The development of the regulatory file will take two to three years. In the United States, Canada and Japan, the review of a regulatory file will typically take another one to two years. In the EU, however, no approvals have been granted over the last five years, during which time the regulations have been updated.
Proposed new EU Regulations
      We must comply with an increasing range of regulatory measures concerning testing, manufacturing and marketing of our products. In some countries, including the United States, regulatory controls have become increasingly demanding. We expect this trend to continue and expand to other countries.
      Within the European Union a new chemicals policy has been proposed and may become effective in 2006/2007. It will mandate a significant increase in the testing and assessment of all chemicals used, leading to increased costs and reduced operating margins for these products.
      In addition, the EU directive on emissions trading may affect Bayer’s business opportunities, especially in Europe. The directive requires EU member states to meet the carbon dioxide emissions targets set for each member state under EU legislation and based on the Kyoto Protocol. Emissions levels have to be reduced by 21 percent in Germany and 7.5 percent in Belgium, in each case based on 1990 carbon dioxide emission levels. Compliance may require material capital expenditures in the future depending on developments in the market for emissions trading.
      A communication entitled “European Environment and Health Strategy” was published by the Commission of the EU in June 2003 (SCALE). The strategy is intended to reduce the burden of disease caused by environmental factors in the EU by identifying and preventing new health threats caused by environmental factors. In furtherance of this strategy, the Commission adopted the European Environment and Health Action Plan for 2004 - 2010 on June 9, 2004. Currently, specific consequences of SCALE on our business cannot be estimated, but we are monitoring further developments and participate in relevant stakeholder processes.
Health, Safety and Environmental Regulations
      The production and distribution of Bayer products involves the use, storage, transportation, handling and disposal of toxic and hazardous materials. We are subject to increasingly stringent environmental regulations, which address:

•	emissions into the air;

•	discharges of waste water;

•	incidental and other releases into the environment;

•	generation, handling, storage, transportation, treatment and disposal of hazardous and non-hazardous materials; and

•	construction and operation of facilities.
      It is our policy to comply with all health, safety and environmental requirements and to provide workplaces for employees that are safe. We track, check and evaluate all environmental legal initiatives and laws regarding their potential impact on our actual and past activities in order to develop appropriate measures in a timely and effective manner. When necessary, we incur capital expenditures to ensure this. We expect that Bayer will continue to be subject to stringent environmental regulation. Although we cannot predict future expenditures, we believe that current spending trends will continue.
      We are subject to regulations that may require us to remove or mitigate the effects of the disposal or release of chemical substances into the environment. Under some of these regulations, a current or previous owner or operator of property may be held liable for the costs of remediation on, under, or in the property, without regard as to whether it knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of our industrial sites have long histories, we cannot predict the full impact of these regulations on us. We cannot assure that soil or groundwater contamination will not occur or be discovered.
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
      It is difficult to estimate the future costs of environmental protection and remediation because of uncertainties about the status of regulations, their future developments, and information related to individual sites, products and facilities. Taking into consideration our experience and currently known facts, we believe that capital expenditures and remedial actions to comply with environmental regulations will not have a material adverse effect on our financial position, results of operations or cash flows. As of December 31, 2004, we had reserved €303 million for environmental matters.
      We believe that we are in substantial compliance with applicable health, safety and environmental laws and regulations. We devote considerable attention to the health and safety of our employees and the protection of public health and the environment. As a member of the International Council of Chemical Associations (ICCA) and the American Chemistry Council, Bayer is committed to the principles of Responsible Care®, the chemical industry’s health, safety and environmental performance improvement initiative. Although this compliance has not adversely affected our competitive position or business, we cannot predict the impact of possible future regulations. Although we have adopted measures to address the stricter regulations, such as increasing the efficiency of our internal research and development process in order to reduce the impact of extended testing on time-to-market, stricter regulatory regimes could delay product development or restrict marketing and sales.
ORGANIZATIONAL STRUCTURE
      As the strategic holding company of the Bayer Group, Bayer AG determines the long-term strategy for the Group and its subgroups and prescribes guidelines and principles for the corporate policy derived therefrom. Bayer AG holds equity interests in the subgroup management companies and the service companies (described below) and also in other domestic and foreign entities. The Bayer Group is managed by the four-member Board of Management of Bayer AG, which is supported by the Corporate Center. The Board of Management is responsible for the oversight of management and for the Group’s financial management.
      The Corporate Center, which provides services against payment in particular to the subgroup management companies, consists of the following corporate center functions: the Corporate Office; Communications; Investor Relations; Corporate Auditing; Corporate Human Resources & Organization; Corporate Development; Law & Patents, Insurance; Finance; Group Accounting and Controlling; Governmental & Product Affairs; and Regional Coordination.
      After the spin-off of the LANXESS subgroup, effective January 28, 2005, the Bayer Group conducts its business operations in the three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The management companies Bayer HealthCare AG, Bayer CropScience AG and Bayer MaterialScience AG, heading up the subgroups, manage the business activities of the domestic and foreign affiliates assigned to them. Each subgroup is, within the framework of strategies, goals and guidelines determined by the Bayer AG Board of Management, an independent operating area with worldwide business accountability and its own management. Each of the subgroup management companies has entered into a control and profit and loss transfer agreement with Bayer AG.
      Three legally independent service companies, Bayer Technology Services GmbH, Bayer Business Services GmbH and Bayer Industry Services GmbH & Co. OHG (in which Bayer AG owns a 60 percent stake and LANXESS Deutschland GmbH a 40 percent stake), provide support functions to the three subgroups as well as to Bayer AG.
      For more information on our current organizational structure, see — Business.
Subsidiaries
      The following table lists Bayer AG’s principal consolidated subsidiaries as of December 31, 2004 and its beneficial ownership interest in each.

Bayer’s
Company Name and Place of Business	Interest

(%)
Germany
Bayer Chemicals AG, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer CropScience GmbH, Frankfurt	100
Bayer HealthCare AG, Leverkusen	100
Bayer MaterialScience AG, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
H.C. Starck GmbH, Goslar	100
LANXESS Deutschland GmbH, Leverkusen	100

Bayer’s
Company Name and Place of Business	Interest

(%)
Other European Countries
Bayer Antwerpen N.V., Belgium	100
Bayer Biologicals S.r.I., Italy	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K.	100
Bayer CropScience S.A., France	100
Bayer Diagnostics Europe Ltd., Ireland	100
Bayer International S.A., Switzerland	100
Bayer Pharma S.A.S., France	100
Bayer Polimeros S.L., Spain	100
Bayer Polyurethanes B.V., Netherlands	100
Bayer Public Limited Company, U.K.	100
Bayer S.p.A., Italy	100
LANXESS International SA, Switzerland	100
LANXESS N.V., Belgium	100
Quimica Farmaceutica Bayer S.A., Spain	100
North America
Bayer CropScience LP, USA	100
Bayer HealthCare LLC, USA	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, USA	100
Bayer Pharmaceuticals Corporation, USA	100
Asia/ Pacific
Bayer CropScience K.K., Japan	100
Bayer Korea Ltd., Republic Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer Medical Ltd., Japan	100
Bayer South East Asia Pte Ltd., Singapore	100
Bayer Thai Company Limited, Thailand	99.98
Bayer Yakuhin, Ltd., Japan	100
H.C. Starck-V TECH Ltd./ Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60
Latin America/ Africa/ Middle East
Bayer CropScience Ltda., Brazil	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer (Proprietary) Limited, South Africa	100
Bayer S.A., Brazil	100
Bayer S.A., Argentina	100

      Also included in the consolidated financial statements are the following material associated companies:

Bayer’s
Company Name and Place of Business	Interest

(%)
Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50
PO JV, LP Corporation, USA	42.7
PROPERTY, PLANTS AND EQUIPMENT
      We operate through a large number of offices, research facilities and production sites throughout the world. The principal executive offices of Bayer AG are located in Leverkusen, Germany. Our key production facilities are located in Germany and the United States. We also have other properties, including office buildings, laboratory and research laboratories and distribution centers throughout the world. For the major production and R&D facilities by segment please refer to Item 4, Information on the Company — Market and Distribution and — Research and Development for each of the segments.
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
      We believe that our production plants and manufacturing facilities have capacities adequate for our current and projected needs.

      The following table summarizes our major production facilities by subgroup:

	Size in
	Thousand
Location	Square Meters	Major Use

Bayer HealthCare
Leverkusen, Germany	135	Formulation and packaging of pharmaceutical products
Wuppertal, Germany	448	Production of active ingredients for ethical pharmaceutical products, research and development
Berkeley, California	186	Production of recombinant FVIII
Myerstown, Pennsylvania	250	Formulation and packaging of Consumer Care products
Mishawaka, Indiana	131	Production of instruments for Diabetes Care division
Bayer CropScience
Monheim, Germany	651	Research and development for the business groups Crop Protection and Environmental Science, headquarters of Bayer CropScience AG
Frankfurt, Germany	261	Research and development as well as production and formulation for Crop Protection and Environmental Science
Dormagen, Germany	142	Production and formulation for Crop Protection and Environmental Science
Kansas City, Missouri	850	Production and formulation for Crop Protection
Haelen, The Netherlands	500	Research and development as well as production for the business group BioScience (Seeds)
Bayer MaterialScience
Krefeld-Uerdingen, Germany	3,700	Production of polycarbonates, diphenylmethane diisocyanates, chlorine, caustic soda, hydrochloric acid and hydrogen
Baytown, Texas	6,870	Production of base- and modified isocyanates, polycarbonates, diphenylmethane diisocyanates, toluene diisocyanates, chlorine, caustic soda, hydrochloric acid and hydrogen
Dormagen, Germany	5,858	Production of modified isocyanates, resins, polycarbonate films, toluene diisocyanates, polyether, thermoplastic polyurethanes, chlorine, caustic soda, hydrochloric acid and hydrogen
Antwerp, Belgium	1,580	Production of polycarbonates, aniline, nitrobenzene and polyether
Brunsbüttel, Germany	3,300	Production of diphenylmethane diisocyanates, toluene diisocyanates, chlorine, hydrochloric acid and hydrogen
      For information on environmental issues relating to Bayer’s properties see Item 4, Information on the Company — Health, Safety and Environmental Regulation. Additional information regarding Bayer’s property, plant and equipment is contained in Item 5, Liquidity and Capital Resources — Capital expenditures and in the Notes to the Consolidated Financial Statements of the Bayer Group — 19 Property, plant and equipment.

Item 5.	Operating and Financial Review and Prospects
      Prospective investors should read the following operating and financial review and prospects together with the consolidated financial statements and the notes to those financial statements included elsewhere in this annual report on Form 20-F. We have prepared these financial statements in accordance with IFRS, which differs in some respects from U.S. GAAP. For a reconciliation of net income and stockholder’s equity to U.S. GAAP, see Note 44 to our consolidated financial statements.
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
      2002 and 2003 figures for operating result, non-operating result, operating expenses as well as related key figures have been restated because of a change in the reporting of funded pension obligations. For more details, refer to Note 7 to the consolidated financial statements appearing in the F-pages in this annual report on Form 20-F.
OVERVIEW
      We are a global company focusing on our strengths in the fields of health care, nutrition and innovative materials. Our goal is to strengthen the competitiveness of our businesses in the HealthCare, CropScience and MaterialScience subgroups by concentrating on the special needs of these businesses.
      Bayer comprises the parent company, Bayer AG of Leverkusen, Germany, and approximately 350 consolidated subsidiaries. Until the spin-off of the LANXESS subgroup, we were organized into seven business segments — Pharmaceuticals, Biological Products; Consumer Care, Diagnostics; Animal Health; CropScience; Materials; Systems and LANXESS. For further information on our organizational structure, see Item 4, Information on the Company — Business and  — Organizational Structure.
      To streamline our portfolio and to concentrate on our core businesses, we selectively divest businesses and assets that no longer fit our strategic plan. For our principal acquisitions and divestitures during the last three years, refer to Item 4, Information on the Company — History and Development of the Company and Item 5, Operating and Financial Review and Prospects — Acquisitions and Dispositions.
      In 2004, we placed the former Chemicals business (except H.C. Starck and Wolff Walsrode) and those parts of the former Polymers business that we had decided were no longer core businesses, into the LANXESS subgroup. We moved this subgroup into its own corporate structure in the course of 2004 in preparation for the spin-off. The activities of the former Polymers and Chemicals business remaining with Bayer have been combined in the Bayer MaterialScience subgroup. The spin-off of the LANXESS subgroup became effective with the registration of the spin-off in the Commercial Register (Handelsregister) for Bayer AG on January 28, 2005. The shares of LANXESS AG have been listed on the Frankfurt Stock Exchange since January 31, 2005. In accordance with IAS 35, those portions of our business that were combined into our LANXESS subgroup (i.e., the LANXESS segment) and subsequently spun off, are shown as “discontinuing operations” in the consolidated financial statements and the notes to those financial statements included elsewhere in this annual report on Form 20-F. We have restated the comparable information for past periods to segregate the LANXESS businesses from our continuing operations. The discontinuing operations data are intended to present the LANXESS subgroup as an integral part of Bayer and not on an independent group basis. For a discussion of the risks and uncertainties facing us in connection with the LANXESS spin-off, please see Item 3, Risk Factors — Our transactions relating to LANXESS expose us to continuing liability and Item 10, Material Contracts.
      In December 2004, we contracted to sell our plasma business to two U.S. financial investors. This transaction is expected to close in the first half of 2005.

      The following table sets forth net sales, operating result and net income (loss) from discontinuing operations attributable to each of the individual discontinuing operations shown in our financial statements for the three years under review and the segments to which they relate.

							Haarmann &			Total Discontinuing
	LANXESS			Plasma			Reimer			Operations

	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(Euros in millions)			(Euros in millions)			(Euros in millions)			(Euros in millions)
Net sales	6,241	5,776	6,053	679	613	660	666	—	—	7,586	6,389	6,713
Operating result	(128)	(1,290)	74	(113)	(349)	(56)	978	—	—	737	(1,639)	18
Net income (loss)	(104)	(992)	9	(126)	(226)	(56)	954	—	—	724	(1,218)	(47)
Affected segments	LANXESS			Pharmaceuticals,			Reconciliation
				Biological
				Products
CRITICAL ACCOUNTING POLICIES
      Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group financial condition and results of operations, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.
      The significant accounting and valuation policies and methods of the Bayer Group are outlined in the Notes to the Financial Statements. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Board of Management of Bayer AG believes that the following accounting policies could be considered critical.
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
Intangible assets and property, plant and equipment
      Intangible assets (including, prior to 2005, goodwill) and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue.
      Intangible assets and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Impairment testing under IAS 36 (Impairment of Assets) requires the Board of Management of Bayer AG to compare the carrying value of the assets to the estimated discounted future cash flows from the related assets. Estimating the discounted future cash flows involves significant assumptions, including particularly those regarding future sales prices and sales volumes, costs and risk-adjusted discount rates. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the relevant capital structure of the Bayer company in question.
      In November 2003, in light of the strategic realignment of our Group, and the changing business conditions for portions of it, we considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted in accordance with IAS 36.

      Although the Board of Management of Bayer AG believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates and its estimations of the discounted future cash flows are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends identified by the Board of Management of Bayer AG reverse (or its assumptions or estimates prove incorrect).
      Until the end of 2004, Bayer amortized goodwill in accordance with its scheduled useful life for goodwill balances arising from business combinations with an agreement date prior to March 31, 2004. Beginning January 1, 2005, under IFRS, any goodwill will cease to be amortized and require an annual impairment review at the reporting unit level. An impairment exists if the book value of the goodwill at the reporting unit exceeds the fair value. For business combinations with agreement dates on or after March 31, 2004, IFRS 3 must be applied as from the date of the first consolidation, even if such first consolidation was effected prior to January 1, 2005. Accordingly, goodwill arising out of such business combinations was not amortized in 2004 but reviewed for impairment. In general, the process of evaluating goodwill involves making adjustments and estimates relating to the projection and discounting of future cash flows. All assets and liabilities acquired have to be recorded at the date of acquisition at their respective fair value in a purchase business combination, all other assets are accounted at acquisition cost. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. Land, buildings and equipment are usually independently appraised while marketable securities are valued at market price. If any intangible assets are identified, depending on the type of intangible asset and the complexity of determining its fair value, we either consult with an independent external valuation expert or develop the fair value internally, using an appropriate valuation technique which is generally based on a forecast of the total expected future net cash flows. These evaluations are linked closely to the assumptions made by the Board of Management of Bayer AG regarding the future performance of the assets concerned and any changes in the discount rate applied. An increase in the discount rate increases the likelihood of impairment charges.
Research and Development
      We invest significant financial resources in our research and development activities on an ongoing basis. This is necessary to maintain continued success in the research- and technology-intensive markets in which we are active. In addition to our in-house research and development activities, especially in our health care business, we maintain various research and development collaborations and alliances with third parties, under which we are required to fund costs and/or pay for the achievement of performance milestones. For accounting purposes, research expenses are defined as costs incurred for original and planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. We expense all research costs as incurred. With regard to the regulatory approval process and other uncertainties relating to the development project, the conditions for the capitalization of costs incurred prior to the approval are also not satisfied and the respective costs therefore expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, considerable judgment can be involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing would always be required, or whether, by making a milestone payment, we acquire an asset which has alternative uses. In the latter case, we capitalize the relevant costs.
Revenue Recognition
      We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our prices are fixed or determinable, and collectibility is assured. Accordingly, we generally recognize revenue in connection with the sale of a product when the title passes to the customer and the above criteria have been met. In some businesses, it is customary to provide discounts. We recognize allocations to provisions for discounts and rebates to customers in the same period in which the related sales are recorded based on the contract terms, using a consistent methodology. We estimate the cost of our sales incentives based on our historical experience with similar incentive programs. For rebates, we record our provisions based upon our experience ratio to the respective period’s sales to determine the rebate accrual and related expense. We believe that our current provisions appropriately reflect our exposure to discount and rebate payments.
      In some businesses we generate a substantial portion of our revenues from licensing agreements under which we grant third parties rights to certain of our products and technologies. We record upfront payments and other similar non-refundable payments received under these agreements as deferred revenue and recognize them in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments which represented the achievement of a significant technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. We also generate revenues from our collaborative research and development as well as co-promotion arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which are complex and require significant analysis by management in order to determine the most appropriate method of revenue recognition. Where an arrangement can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated amongst those varying units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such determinations require us to make certain assumptions and judgments.
Pensions and other benefit obligations
      We sponsor pension and other retirement plans in various forms covering employees who meet the plans’ eligibility requirements. These plans cover the majority of our employees. We use several statistical and other models, that attempt to anticipate future events in calculating the expenses and liabilities related to the plans. These models include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases. The discount rate is largely based upon an index of high-quality fixed income investments at the plans’ respective measurement dates. The assumption for the expected return-on-assets reflects a long-term outlook for global capital market returns that match the duration of the pension obligation as well as a diversified investment strategy. The expected return is applied to the fair market value of plan assets at each year end. In addition, we also use statistical information such as withdrawal and mortality rates to estimate the expenses and liabilities under the plans. The expenses and liabilities that in fact arise under the plans may be materially different from the estimates we make based on the actuarial assumptions we have used due to changing market and economic conditions. The plan assets are partially comprised of equity and fixed-income instruments. Therefore, declining returns on equity markets and markets for fixed-income instruments could necessitate additional contributions to the plans in order to cover future pension obligations. Also, higher or lower withdrawal rates or longer or shorter life of participants may result in a significant impact on the amount of pension income or expense recorded in the future.
Doubtful accounts
      Doubtful accounts are reported at the amounts likely to be recoverable based on our historical experience of our customer defaults. As soon as we learn that a particular account is subject to a risk over and above the normal credit risk (e.g., low creditworthiness of customer, dispute as to the existence or the amount of the claim, nonenforceability of the claim for legal reasons, etc.), the account is analyzed and written down if circumstances indicate the receivable is uncollectible.
Environmental provisions
      The business of the Bayer Group is subject to a variety of laws and regulations in the jurisdictions in which it operates or maintains properties. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be reliably estimated and no future benefits are expected from such measures. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial condition of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Under the German Transformation Act, Bayer AG and LANXESS AG are jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. The company to which the respective obligations were not assigned under the Spin-off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG ceases to be liable for such obligations after a five-year period. The Master Agreement, entered into between the same parties contemporaneously with the Spin-off and Acquisition Agreement, includes corresponding indemnification obligations of Bayer AG and LANXESS AG. In addition, it contains provisions dealing with the apportionment of liability arising from product liability claims, environmental claims and antitrust violations as between the contracting parties. Changes in these assumptions could impact future reported results. For more details on the Spin-off and Acquisition Agreement and the Master Agreement, see Item 10, Additional Information — Material Contracts. These agreements are also attached as Exhibits 4.1 and 4.2, respectively, to this annual report on Form 20-F.
Litigation provisions
      We are involved in a number of legal proceedings. As a global company, we are currently exposed to, and may in the future become involved in, proceedings in the ordinary course of our business relating to such matters as

•	product liability;

•	patent validity and infringement disputes;

•	tax assessments;

•	competition and antitrust; and

•	past waste disposal practices and release of chemicals into the environment.
      The outcome of the currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the Bayer Group. If the Bayer Group loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the Bayer Group or its predecessors had developed.
      We evaluate litigation and administrative proceedings on a case-by-case basis and consider the available information, including that from both our external and internal legal counsel, to assess potential outcomes. Where it is possible, we evaluate whether a potential liability exists and whether that potential is remote, possible but not probable or probable, and accrue a liability based on our best estimate of the potential liability and its likelihood.
      When liabilities are deemed to be both probable and measurable, we recognize accruals for potential loss. When we are unable to determine whether the outcome is probable or unable to make a determination about the amount of possible loss, we do not record a liability but recognize any related expense as it is incurred.
      Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the results of operations and cash flows could be materially affected by an ultimately unfavorable outcome of litigation.

Income taxes
      We are required to make estimates for purposes of determining provisions for income taxes and deferred tax assets.
      In addition, estimates must be made to determine whether valuation allowances are required against deferred tax assets. Such valuation allowances are recognized when it is no longer sufficiently certain that the assets will be realized. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Any differences between actual results and our assumptions, or any future changes to such assumptions could result in adjustments to tax expense in future periods.
OPERATING RESULTS 2002, 2003 AND 2004
Introduction

Most significant drivers of our sales, results of operations and cash flows in 2004
      The most significant drivers of our sales, results of operations and cash flows in 2004 were:

•	Changes in exchange rates — i.e., the effects on our results of operations of the substantial strengthening of the euro against other currencies, especially the U.S. dollar;

•	Raw materials, pricing — i.e., the effects on our results of operations of the increased prices of petrochemical raw materials, other precursors and energy;

•	Our incurrence of other charges that we view as special, consisting primarily of provisions established and other expenses incurred in connection with legal matters (special charges did not affect our sales, results of operations and cash flows to the same extent as they did in 2003, when we incurred substantial impairment charges, unscheduled amortization expenses and other write-downs), which are discussed in — Reconciliation from operating result to operating result before special items; and

•	The general economic situation and recovery of some user industries in the course of 2004.

Changes in Exchange Rates
      Our net sales and our operating result were significantly affected during 2004 by changes in exchange rates. Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro zone currencies, we have exposure to fluctuations in the values of these currencies relative to the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, but also fluctuations in the currencies of the countries in which we have significant operations and/or sales, can have a material impact on our results of operations. We face both transaction risk, where our businesses generate sales in one currency but incur costs relating to that revenue in a different currency, and translation risk, which arises when we translate the income statements of our subsidiaries into euro for inclusion in our financial statements. We do not quantify the effects on our financial statements of transaction risks. Translation risks, which we do quantify and against which we do not hedge, do not affect our local currency cash flows or results of operations, but do affect our consolidated financial statements. For further information on transaction and translation risk, see Item 11, Quantitative and Qualitative Disclosures about Market Risk — Currency Risk.
      In general, declines in the value of the U.S. dollar relative to the euro, such as those that occurred in 2004, will decrease the euro value of our sales and earnings made in the dollar zone and decrease the competitiveness of our products produced in Europe in the United States and in other countries with falling currencies.
      In 2004, the euro appreciated substantially against the dollar and other currencies. This adversely affected our net sales in cases in which products are sold at prices denominated in one of the currencies against which the euro strengthened. To the extent that our non-euro denominated expenses do not match our non-euro denominated sales, our operating result is also adversely affected by these translation effects. The following table sets forth the exchange rates for the euro of currencies important for our results of operations during 2004:

	Units of Foreign Currency per Euro

			Average For the
			Year Ended
	At December 31,		December 31,

	2003	2004	2003	2004

Argentinean peso	3.70	4.05	3.33	3.66
Brazilian real	3.66	3.62	3.47	3.64
Canadian dollar	1.62	1.64	1.58	1.62
British pound	0.70	0.71	0.69	0.68
Japanese yen	135.05	139.65	130.96	134.40
Mexican peso	14.18	15.23	12.22	14.04
Swiss franc	1.56	1.54	1.52	1.54
U.S. dollar	1.26	1.36	1.13	1.24
      The translation effects of these exchange rate changes had a negative impact on our sales in 2004, decreasing them by €1.2 billion (compared to a decrease of €2.5 billion in 2003 and €1.5 billion in 2002). The discussion of our operating results below includes sales figures adjusted for these translation effects. These adjusted sales figures represent the sales that we would have generated had the average exchange rates we used to translate our non-euro denominated revenues into euros remained constant in the year under review as compared with the previous year, rather than declining as they in fact did in both 2003 and 2004. For further information concerning our exchange rate exposure, see Item 11, Quantitative and Qualitative Disclosures about Market Risk.

Raw Materials, Pricing
      The single most important factor that affects our costs is the price of raw materials for our products. Petrochemical feedstocks are important raw materials in many of our products, especially in our Materials and Systems segments. We do not produce petrochemical raw materials. For this reason and due to the volatility of oil and petroleum derivative prices in recent years, our single greatest raw materials sensitivity is to fluctuations in the price of petrochemicals. In 2004, these prices were about 25 percent above the average prices in 2003. Especially in the second half of 2004, we faced historically high prices for aromatics and olefins.

General Economic Situation
      The global economy showed a marked improvement in 2004, expanding by around 4 percent, the principal growth engines being the United States and China. Over the course of the year, the economy slowed due to the sharp rise in oil prices and weaker economic policy impulses. The economy nevertheless remained on an expansionary course, especially as the situation on the crude oil markets eased somewhat in the fall.
      Economic development in the euro zone was comparatively restrained in 2004. The economy was buoyed primarily by foreign demand, while domestic demand picked up only slowly during the year. The recovery in Germany continued thanks to strong export demand, but began to run out of steam in the second half as the global economy slowed, there being little stimulus from private consumption.
      The U.S. economy continued to expand in 2004. Growth decelerated as time went on, but picked up again slightly toward the end of the year. The positive trend was supported by a sustained high level of private consumption and corporate investment, while the firm recovery on the employment market boosted overall consumer confidence.
      The rapid pace of growth in the Asia-Pacific region as a whole slowed somewhat during the year due to constrained foreign demand, with widely divergent trends especially in the important markets of China and Japan. In China, even higher oil prices and policy measures aimed at cooling the economy have so far done little to slow the boom. By contrast, the upswing in Japan has leveled off since the summer of 2004. Both exports, which suffered from the appreciation of the yen, and domestic demand have weakened despite adherence to an expansionary monetary policy.
      The economy in Latin America grew strongly in 2004, although the outlook became somewhat less bright toward the end of the year. The robust growth in this region — due more than anything to high raw material prices — was aided by industrial exports, which benefited from global economic expansion, and by historically low interest rates.

Effects on net sales from acquisitions and divestitures
      Acquisitions and divestitures during 2004 and 2003 had a negative effect on net sales in 2004 of €224 million, and acquisitions and divestitures during 2003 and 2002 had a negative effect on net sales in 2003 of €95 million. These portfolio changes affected the comparison between the three years’ sales figures as shown in the following two tables:

Change in 2004
from 2003

(Euros in
millions)
Acquisitions
Gustafson	34
Other	11

45

Divestitures
Dispositions in compliance with antitrust conditions in connection with purchase of Aventis CropScience	(100)
PolymerLatex group (divested in 2003)	(62)
Walothen GmbH (divested in 2003)	(47)
Household insecticides business (divested in 2003)	(25)
Animal Health vaccines (divested in 2003)	(16)
Bayer Shell (divested in 2003)	(15)
Other	(4)

(269)

Net effects on sales	(224)

Change in 2003
from 2002

(Euros in
millions)
Acquisitions
Aventis CropScience Holding S.A. (acquired in 2002)	1,450
Visible Genetics Inc. (acquired in 2002)	9
Tectrade A/ S (acquired in 2002)	6
Other	1

1,466

Change in 2003
from 2002

(Euros in
millions)
Divestitures
Haarmann & Reimer Group (divested in 2002)	(666)
Dispositions in compliance with antitrust conditions by Bayer CropScience	(435)
Household insecticides business	(272)
PolymerLatex group	(117)
Organic pigments	(54)
Walothen GmbH	(10)
Other	(7)

(1,561)

Net effects on sales	(95)

Reconciliation from operating result to operating result before special items
      In the consolidated operating results information we present below, we report, in addition to our operating result, a measure of operating result that excludes impairment charges and write-downs, restructuring charges and unscheduled amortization, portfolio changes and other charges that we view as special (consisting primarily of provisions established and other expenses incurred in connection with legal matters), all of which we refer to as “special items”. “Operating result before special items” is defined neither under IFRS nor under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under the rules of the Securities and Exchange Commission (SEC) “operating result before special items” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any IFRS or U.S. GAAP financial measure. We believe the most comparable IFRS and U.S. GAAP measure is operating result. We present “operating result before special items”, both on a consolidated and on a segment basis, because we believe that doing so assists readers in understanding the performance of our business without the large impacts on the operating result figures resulting from our decisions to reorient our business and from certain expenses (such as some of our impairments and provisions and expenses in respect of legal matters). Readers should consider “operating result before special items” in conjunction with operating result recorded on our income statement.
      The following table shows our operating result, the special items and our operating result before special items.

	2002	2003	2004

	(Euros in millions)
Operating result	1,518	(1,119)	1,808
Impairment charges and write-downs	(289)	(1,927)	(63)
Restructuring charges and unscheduled amortization	(470)	(508)	(82)
Portfolio changes	1,905	469	(111)
Other charges	(364)	(619)	(180)

Total special items	782	(2,585)	(436)
Operating result before special items	736	1,466	2,244

Impairment charges and write-downs
      In 2004, we incurred impairment charges and write-downs totaling €63 million. The impairment charges comprised extraordinary amortization and depreciation of €68 million in our LANXESS segment, write-downs of €24 million in our plasma business as well as adjustments in connection with the 2003 impairments relating to our former polymers and chemicals activities. For a quantitative breakdown of the impairments by segment, please see Procedure used in global impairment testing and its impact in the Notes to the consolidated financial statements included in this annual report on Form 20-F.
      In 2003, we recognized charges related to impairments and other asset write-downs of €1,927 million relating to portions of our former polymers and chemicals activities and our plasma business. In 2002, we recognized impairment charges totaling €289 million, which related to our polyols and fibers businesses.

Restructuring charges and unscheduled amortization
      In 2004, we incurred charges in connection with restructuring measures and unscheduled amortization totaling €82 million. The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2004 according to the businesses and activities to which they relate:

	Severance	Unscheduled	Other
Activity/Business in 2004	Payments	Amortization	Charges	Total

	(Euros in millions)
Restructuring of the pharmaceutical research and development activities	24	0	0	24
Closure of major parts of a production facility in Hauxton, U.K.	5	7	1	13
Personnel reductions in connection with the Schering-Plough alliance	32	0	13	45

Grand totals	61	7	14	82

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

      The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2002 according to the businesses and activities to which they relate. Due to the reorganization of our businesses in 2003, we are unable to separate severance payments and other charges for 2002 without unreasonable effort.

		Severance
		Payments
		and
	Unscheduled	Other
Activity/Business in 2002	Amortization	Charges	Total

	(Euros in millions)
Integration of businesses acquired from Aventis CropScience	0	89	89
Restructuring of the rubber production site in Sarnia, Ontario, Canada	41	26	67
Closure of polymers production in Rieme, Belgium	31	7	38
Closure of production of iron oxide in New Martinsville, West Virginia	10	20	30
Closure of powder coatings production in Hicksville, New York	18	8	26
Restructuring measures in connection with sale of organic pigments facility in Bushy Park, South Carolina	23	0	23
Restructuring of the Consumer Care production in Elkhart, Indiana	8	12	20
Closure of production plant in Barcelona, Spain	2	17	19
Expenses in connection with cooperation arrangement with Aventis Behring	0	17	17
Reduction of headcount in Polymers area	0	10	10
Restructuring in New Martinsville, West Virginia	7	3	10
Further ongoing restructuring programs to improve profitability	14	9	23
Totals	154	218	372

Write-downs on enterprise management systems	98	0	98

Grand totals	252	218	470

Portfolio changes
      Acquisition and disposition activities also affect our results of operations, and are responsible for substantial swings in our results from year to year. In connection with our strategic reorientation and focus on our core businesses, we have been disposing of numerous businesses, investments and participations. Our most recent transactions are described in Item 4, History and Development of the Company. Our net loss from disposition activities, which we view as special, was €111 million in 2004, compared to net gains of €469 million in 2003 and €1,905 million in 2002.
      The primary components of our net loss from dispositions in 2004 were €77 million in charges for the stock exchange listing of LANXESS, €71 million losses on the sale of the plasma business and a €39 million one-time gain from the sale of a license by Bayer HealthCare.
      Our 2003 net gain from dispositions totaling €469 million comprised mainly the disposition of a large part of our global household insecticides business (€256 million), the disposition of real estate in Germany, Belgium, Spain and the United States (€120 million) and divestment of products in connection with the Aventis CropScience acquisition (€46 million). The remaining €47 million primarily comprised the sale of our interest in the PolymerLatex Group and the sales of rights to brands.
      The primary components of our net gain of €1,905 million from dispositions in 2002 were the disposition of Haarmann & Reimer (€933 million), further sale of company housing units (€452 million), a large part of our global household insecticides business (€272 million), gains from the sale of products (€172 million) and from divestments of pharmaceutical operations (€75 million).

Other charges
      Other charges totaling €180 million in 2004, that we view as special, consisted primarily of provisions established and other expenses totaling €160 million incurred in connection with a number of the legal matters discussed in Item 8, Legal Proceedings, including €47 million in Lipobay/ Baycol charges. In addition, we allocated €40 million to environmental provisions. These charges were partially offset by gains from curtailment of pension plans amounting to €48 million. The primary components of the other charges totaling €619 million in 2003 included a €300 million charge taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/ Baycol. The remaining €319 million comprised expenses for achieving staff reductions through special early retirement and expenses incurred in connection with legal matters in the rubber field as well as further Lipobay/ Baycol charges. Our 2002 charges of €364 million comprised mainly the settlement with U.S. federal authorities in the context of an investigation into pharmaceuticals product prices.
Bayer Group
      The following table shows sales and income for Bayer as a whole.

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales from continuing operations	22,038	0.6	22,178	3.9	23,045
Net sales from discontinuing operations	7,586	(15.8)	6,389	5.1	6,713
Net sales	29,624	(3.6)	28,567	4.2	29,758
Gross profit(1)	11,909	(1.2)	11,766	5.2	12,376
as percentage of sales (%)	40.2	—	41.2	—	41.6
Selling expenses(1)	(6,959)	7.2	(6,460)	4.7	(6,155)
Research and development expenses(1)	(2,588)	7.1	(2,404)	12.4	(2,107)
General and administrative expenses (1)	(1,480)	(13.0)	(1,673)	(2.5)	(1,714)
Other operating income	2,706	(57.2)	1,158	(30.6)	804
Other operating expenses	(2,070)	(69.4)	(3,506)	60.2	(1,396)
Operating result from continuing operations	781	(33.4)	520	244.2	1,790
Operating result from discontinuing operations	737	—	(1,639)	—	18
Operating result(1)	1,518	—	(1,119)	—	1,808
as percentage of sales (%)	5.1	—	(3.9)	—	6.1
Non-operating result(1)	(562)	(55.7)	(875)	5.9	(823)
Income before income taxes	956	—	(1,994)	—	985
Net income	1,060	—	(1,361)	—	603

(1)	2002 and 2003 data have been restated for these items because of a change in the reporting of funded pension obligations. For more details, see Note 7 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

      The following table shows a geographical breakdown of our sales based on where we sold our products.

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Europe	12,266	(0.8)	12,162	6.2	12,915
North America	9,005	(4.1)	8,636	(4.2)	8,277
Asia/ Pacific	4,901	(7.6)	4,529	9.2	4,946
Latin America/ Africa/ Middle East	3,452	(6.1)	3,240	11.7	3,620

2004 compared with 2003

Net Sales
      Net sales represents the gross inflow of economic benefits from the sales of goods and services that we receive or that are receivable by us. Net sales excludes rebates and discounts that we give our customers, as well as the amounts that we collect on behalf of third parties, such as sales taxes, goods and services taxes and value added taxes. Net sales from continuing operations increased by €867 million, or 3.9 percent, to €23,045 million in 2004, compared with €22,178 million in 2003. Total net sales increased by €1,191 million, or 4.2 percent. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2004 as compared with 2003 rather than declining as they in fact did, our net sales would have increased, primarily due to a volume increase, by €2,351 million, or 8.2 percent. This was in part offset by €1,159 million less in net sales caused by currency effects. In comparison with 2003, price increases of an average of 1.2 percent led to €333 million of increased net sales. Changes in our portfolio of businesses accounted for a €224 million reduction in our net sales.

Gross Profit
      Gross profit represents net sales after cost of goods sold and services provided. Cost of goods sold and services provided include the production costs of goods sold and the cost of goods purchased for resale.
      The cost of goods sold and services provided increased by €581 million, or 3.5 percent, to €17,382 million in 2004, due mainly to the overall growth in our business, in particular in our MaterialScience business. Had the average exchange rates we used to translate our non-euro denominated costs into euros stayed constant in 2004, the increase would have been 7.6 percent.

Operating Result
      Operating result represents gross profit after selling expenses, research and development expenses, general administration expenses and other operating income and expenses. We distinguish between our result from continuing and discontinuing operations.
      Selling expenses declined by €305 million, or 4.7 percent, to €6,155 million, largely due to currency effects.
      Research and development expenses declined by €297 million, or 12.4 percent, to €2,107 million, mainly because of our concentration on our strategic core businesses and also due to currency effects. For details on our research and development activities, see Item 4 — Business — Pharmaceuticals, Biological Products — Research and Development.
      General administration expenses increased by €41 million, or 2.5 percent, to €1,714 million, primarily because of an organization-related reclassification of certain expenses, charges related to the LANXESS spin-off and the integration of the OTC business acquired from Roche. The reclassification resulted from a change in reporting necessitated by organizational changes. Certain functions, for which expenses had previously been allocated among various function costs, were centralized. These expenses are now reported under administrative expenses, thereby increasing administrative expenses and reducing the amounts of the other function costs — especially cost of goods sold and selling expenses. These expenses were partially offset by currency effects.

      Other operating income decreased by €354 million, or 30.6 percent, to €804 million, mainly due to a €256 million gain in 2003 from the sale of our household insecticides business, compared to a €121 million net gain in 2004 from a reduction in obligations to pay supplementary medical expenses for retirees in the United States. Additionally, we had €48 million in gains resulting from pension curtailments, which we consider special items.
      Other operating expenses decreased by €2,110 million, or 60.2 percent, to €1,396 million, primarily because the 2003 amount contained impairment charges and other write-downs of €1,927 million. Other operating expenses in 2004 included charges related to the divestiture of the plasma business and litigation-related expenses.
      Operating result improved to a profit of €1,808 million, with special items having a €436 million net negative effect. For a breakdown of these special items, see — Overview — Introduction — Reconciliation from operating result to operating result before special items. Operating result before special items climbed by 53.1 percent to €2,244 million. Operating result from continuing operations was 244.2 percent above 2003’s level, which was largely due to the high level of impairments influencing operating result from continuing operations in 2003.

Non-Operating Result
      The non-operating result improved by €52 million, or 5.9 percent, to an expense of €823 million, largely because of a decrease in net interest expense mainly due to reduced net debt and lower interest rates, as well as lower write-downs of investments in subsidiaries. For a definition of our “net debt” measure, see — Liquidity and Capital Resources 2002, 2003 and 2004 — Cash Flows — Financing Activities.

Income Before Income Taxes
      In 2004, we had a positive income before income taxes of €985 million, as compared with a loss before income taxes of €1,994 million in 2003.

Income Taxes
      We recognized an income tax charge of €385 million in 2004, as compared with a benefit of €645 million in 2003. The tax rate for our Group was 39 percent. The tax result was composed of income taxes paid or payable of €529 million, partly offset by deferred tax changes that led to a net credit of €144 million.

Net Income
      Group income rose by €1,964 million to €603 million from a net loss of €1,361 million in 2003.

2003 compared with 2002

Net Sales
      Net sales of the Bayer Group declined by 3.6 percent, or €1,057 million, from 2002 to €28,567 million in 2003. Net sales from continuing operations remained essentially flat, while the difficult economic and industry conditions contributed to a 15.8 percent decline in net sales of discontinuing operations. Applying 2002 exchange rates, total net sales increased, however. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2003 as compared with 2002 rather than declining as they in fact did, our net sales would have increased, primarily due to volume increase, by €1,433 million, or 4.8 percent; this was more than offset by the €2,545 million less in net sales caused by currency effects. Prices were on average fairly flat in 2003; in comparison with 2002, price increases led only to €150 million of increased net sales, an increase of 0.5 percent. Changes in our portfolio of businesses accounted for a €95 million reduction in our net sales.

Gross Profit
      The cost of goods sold and services provided decreased by 5.2 percent in 2003 to €16,801 million, due mainly to currency effects, as our non-euro denominated costs were also reduced by the strong euro. Other cost-reducing factors, apart from portfolio effects, were improved manufacturing efficiencies in HealthCare and plant closures in MaterialScience.

Operating Result
      Selling expenses diminished by 7.2 percent to €6,460 million due to currency and portfolio effects.
      The 13.0 percent increase in general administration expenses, to €1,673 million, was largely related to the Aventis CropScience acquisition.
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
      Other operating expenses increased to €3,506 million, including impairment charges and other write-downs of €1,927 million. The impairments resulted mainly from a global review of asset values according to IAS 36 in connection with the planned strategic realignment of the Bayer Group and the sustained adverse conditions affecting our industrial business. Other operating expenses also included the €300 million we charged to income as a result of the settlement we reached with a majority of our insurers in connection with Lipobay/Baycol. (See Item 8, Financial Information — Legal Proceedings.)
      Operating result declined to a loss of €1,119 million, with special items  — mainly impairment charges, restructuring expenses and items related to portfolio changes — having a €2,585 million net negative effect. For a breakdown of these special items, see — Overview — Introduction — Reconciliation from operating result to operating result before special items. Operating result before special items, however, climbed by 99.2 percent to €1,466 million. Operating result from continuing operations was 33.4 percent below 2002’s level.

Non-Operating Result
      The non-operating result declined to an expense of €875 million, due particularly to a drop in the net result of investments in affiliated companies to an expense of €93 million. This decrease was attributable to write-downs of our investments in DyStar and Curagen and a net loss position for companies included at equity. The principal item of non-operating income was the €190 million tax-free gain from the sale of our equity interest in Millennium Pharmaceuticals.

Income (Loss) Before Income Taxes
      We incurred a loss before income taxes of €1,994 million in 2003, as compared with income before income taxes of €956 million in 2002.

Income Taxes
      We recognized an income tax benefit of €645 million in 2003, as compared with a benefit of €107 million in 2002. The tax rate for our Group was 32 percent. The tax result was composed of income taxes paid or payable of €607 million, offset by deferred tax changes that led to a net credit of €1,252 million.

Net Loss
      The Group recorded a €1,361 million net loss.
Segment Data
      We use operating result before special items as an internal reporting measure for our segments in order to promote comparability from period to period. The special items we report include primarily expenses relating to impairment charges, accelerated depreciation, restructuring measures charged to operating result, costs of facilities closures and income from divestments. On a consolidated basis, operating result before special items is considered a non-GAAP financial measure under applicable rules of the Securities and Exchange Commission. See — Overview — Introduction — Reconciliation from operating result to operating result before special items.

Pharmaceuticals, Biological Products

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external), continuing operations	4,088	1.1	4,132	(9.8)	3,728
Net sales (external), discontinuing operations	679	(9.7)	613	7.7	660

Total net sales (external)	4,767	(0.5)	4,745	(7.5)	4,388
Intersegment sales	33	54.5	51	(17.6)	42
Operating result from continuing operations	(87)	32.2	(59)	—	358
Operating result from discontinuing operations	(113)	(208.8)	(349)	84.0	(56)

Total operating result	(200)	(104.0)	(408)	—	302
Special items	(333)	(149.8)	(832)	82.2	(148)

Operating result before special items	133	218.8	424	6.1	450
      The primary special items were as follows:

Year	Nature of Special Item	Income/Charge

		(Euros in
		millions)
2002	Legal provisions for settlement with U.S. authorities in the context of an investigation into pharmaceuticals product prices	(272)
	Restructuring and write-downs	(58)
2003	Charges taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/ Baycol	(300)
	Impairments and write-downs of plasma business	(317)
	Closure of research and production facilities	(171)
2004	Losses in connection with the divestment of the plasma business	(71)
	Write-downs in connection with the divestment of the plasma business	(24)
	Charges in connection with restructuring pharmaceuticals research and development	(24)
	Gain on a sale of a license	39
	Charges in connection with Lipobay/ Baycol	(47)
	Restructuring charges in connection with the Schering-Plough alliance	(45)
	Pension curtailment in connection with the Schering-Plough alliance	24

2004 compared with 2003
      Sales of our Pharmaceuticals, Biological Products segment declined by €357 million, or 7.5 percent, to €4,388 million. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2004 as compared with 2003, our net sales in this segment would have decreased by €161 million or 3.4 percent in 2004.
      Sales of the Pharmaceuticals division declined by €469 million, or 12.9 percent, to €3,166 million. This was mostly due to the expiration of our U.S. patent for the anti-infective Cipro®. Total sales of Ciprobay®/Cipro® (active ingredient: ciprofloxacin) fell by €574 million, or 40.7 percent, year on year. Based on data published by International Medical Statistics (IMS), our once-daily formulation Cipro® XR had gained a 14 percent share of ciprofloxacin prescriptions in the United States by year end. As part of the realignment of our pharmaceuticals business, we signed an extensive cooperation agreement in September 2004 under which Schering-Plough now markets selected primary care products in the United States in return for sales-dependent license payments or, in the case of Levitra®, in return for a share of the earnings realized. Those license payments together with our share of the earnings now represent the bulk of our sales in the United States. As license payments are only a share of sales to market, our sales declined compared to 2003.
      Sales of our erectile dysfunction treatment Levitra® rose by €49 million, or 34.0 percent, to €193 million; a smaller increase than we had anticipated. Using 2003 exchange rates, sales rose by 40.3 percent in 2004. Levitra® has now been registered in all the major countries. By year end the product had gained a roughly 11 percent global market share and a 10 percent share in the United States, the most important market, based on data published by IMS. We were engaged in a dispute with Pfizer, Inc., in which Pfizer claims that the sale of Levitra® infringes upon Pfizer’s U.S. patent relating to products for the treatment of erectile dysfunction. See Item 8, Financial Information — Legal Proceedings — Patent validity challenges and infringement proceedings; patent-related antitrust actions — Vardenafil-related actions.
      Sales of our respiratory antibiotic Avalox®/Avelox® continued to advance in a highly competitive environment, increasing by 6.4 percent to €318 million, with sales increasing by 12.4 percent when using 2003 exchange rates. Despite keen competition from generics, sales of our antihypertensive drug Adalat® remained steady year on year. Further growth was achieved by Aspirin® Cardio (heart attack and stroke prophylaxis), Trasylol® (used in open-heart surgery) and Glucobay® (diabetes).
      Sales of the Biological Products division rose by 10.1 percent to €1,222 million, with sales growing by 15.5 percent when using 2003 exchange rates. Both our hemophilia drug Kogenate® and the plasma products contributed to this positive performance. Plasma products, part of our discontinuing operations, accounted for 53.2 percent of this increase. Kogenate® sales grew primarily in Europe, with a considerable increase in volumes. The plasma business developed very well in North America due to new product launches (Gamunex®), but receded in Japan due to fierce competition and regulatory changes.
      Operating result of the Pharmaceuticals, Biological Products segment improved from minus €408 million to €302 million. Operating result before special items rose by 6.1 percent to €450 million. The decline in operating result of the Pharmaceuticals division due to the expiration of our U.S. patent for Cipro® was more than offset by the higher sales of the Biological Products division and further cost savings.
      Special items in 2004 amounted to minus €148 million on aggregate, including a €71 million loss on the sale of the plasma business, further charges of €47 million for Lipobay/ Baycol, personnel reductions in connection with the Schering-Plough alliance of €45 million, restructuring charges of €24 million in connection with the realignment of our pharmaceutical research and a €39 million gain from the sale of a license. Gains from the curtailment of pension plans and write-downs in connection with the divestment of the plasma business (each of which amounted to €24 million) offset each other. Special items in the previous year mainly comprised expenses relating to the plasma business and for accounting measures concerning Lipobay/ Baycol.

2003 compared with 2002
      Sales of the Pharmaceuticals, Biological Products segment, at €4,745 million in 2003, almost matched the €4,767 million in sales of the previous year. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2003 as compared with 2002 rather than declining as they in fact did, our net sales in the Pharmaceuticals, Biological Products segment would have been €542 million higher, and would have risen by 11.4 percent in comparison with 2002.

      Sales growth in the Pharmaceuticals division was to a large extent driven by the successful introduction of the erectile dysfunction drug Levitra®. Levitra® accounted for €144 million of net sales in 2003, its first year on the market. Sales of the respiratory antibiotic Avalox®/ Avelox® continued to expand in a highly competitive environment, with sales of this product rising by 6.8 percent to €299 million. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2003 as compared with 2002, sales of this product would have shown a 20.4 percent increase. The increased net sales attributable to Levitra® and Avalox®/ Avelox® were offset in part by a decline in sales of the antihypertensive drug Adalat®, which fell by 15.5 percent to €676 million due to increased competition from producers of generic substitutes, particularly in the United States. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2003 as compared with 2002, Adalat sales would have declined by 7.6 percent. Sales of our anti-infective Ciprobay®/ Cipro® remained constant at the high level of €1,411 million, with sales rising by 14.2 percent when using 2002 exchange rates.
      Due to substantially increased releases of product and volumes sold, our sales of Kogenate®, our recombinant Factor VIII clotting factor, expanded by 24.3 percent in 2003, or €97 million, to €497 million. Had exchange rates stayed constant, our sales of Kogenate® would have risen by 33.4 percent, partly, we believe, as a result of increases in market share, particularly in the United States and Japan.
      Operating result fell by €208 million, or 104.0 percent, to minus €408 million. Operating result before special items for the segment grew by €291 million, or 218.8 percent, in 2003, to €424 million, due mainly to the upward trend in the Pharmaceuticals division and the Kogenate® business of the Biological Products division. In Pharmaceuticals, the improvement was also aided by cost reductions achieved through closures and relocations of production facilities and the consolidation of research activities. Additional contributing factors in the Biological Products division were increases in the efficiency of some of our production processes and improved cost structures for Kogenate®.
      Special items in 2003 comprised primarily impairments of the plasma business of our Biological Products division in the amount of €317 million and charges in respect of the closure of our research centers in Kyoto, Japan, the termination of research activities in Berkeley, California and of a production facility in West Haven, Connecticut in the total amount of €171 million. We charged €300 million in respect of the agreement reached with a majority of our insurers in connection with Lipobay/ Baycol. See Item 8, Financial Information — Legal Proceedings. Special items in 2002 primarily included legal provisions of €272 million and restructuring charges and write-downs of €58 million.

Consumer Care, Diagnostics

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external)	3,755	(11.2)	3,336	(0.7)	3,311
Intersegment sales	2	100.0	4	350.0	18
Operating result	593	1.3	601	(33.4)	400
Special items	214	25.2	268	—	(30)
Operating result before special items	379	(12.1)	333	29.1	430
      The primary special items were as follows:

Year	Nature of Special Item	Income/Charge

		(Euros in
		millions)
2002	Divestment of household insecticides business	272
	Closure of production facility and restructuring charges	(44)
2003	Divestment of household insecticides business	256
2004	Provision for litigation	(16)
	Expenses relating to the integration of the Roche OTC business	(14)

2004 compared with 2003
      Sales in the Consumer Care, Diagnostics segment declined by €25 million, or 0.7 percent, to €3,311 million. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, net sales would have increased by €153 million or 4.6 percent in 2004.
      Sales of the Consumer Care division fell by 4.8 percent to €1,336 million, but increased by 1.4 percent when applying 2003 exchange rates. Business in Europe, particularly Italy, Germany and the United Kingdom, continued to expand thanks to the launch of new products such as Aspirin® Complex. In Latin America, Aspirin® sales were encouraging. By contrast, our OTC business in North America was level with the previous year.
      Sales of blood glucose monitoring systems offered by our Diabetes Care division grew by 4.5 percent to €653 million, with sales rising by 9.5 percent when using 2003 exchange rates. Particularly successful were the Ascensia® Breeze and Ascensia® Contour/ Microfill test systems launched in 2003. We achieved double-digit growth rates in important markets such as the United States, Germany, Spain and the United Kingdom.
      The Diagnostics division grew sales by 1.1 percent to €1,322 million, and by 5.7 percent when applying 2003 exchange rates, with all business units and all regions contributing to the increase. We posted double-digit growth rates in some countries, particularly in Latin America and Asia-Pacific. Complementing the existing product line was the new ADVIA® 1200 system.
      Operating result of the Consumer Care, Diagnostics segment dropped by €201 million to €400 million. Before special items, however — mainly litigation-related charges amounting to €16 million and expenses for the integration of the Roche OTC business amounting to €14 million — operating result for the segment increased considerably to €430 million (plus 29.1 percent). The principal special item in 2003 was the income from the sale of the household insecticides business. This earnings growth was due particularly to the sales increases in the Diabetes Care and Diagnostics divisions and to cost savings.

2003 compared with 2002
      Sales of the Consumer Care, Diagnostics segment declined by €419 million, or 11.2 percent, to €3,336 million. Sales of the Consumer Care division declined by 18.2 percent, or €313 million, to €1,403 million, mainly due to the divestment of the household insecticides business and the strength of the euro. Of this change, €272 million related to the divestment of the household insecticides business, the net sales of which were €345 million in 2002 and €73 million in 2003 (up to the effective date of the divestment). The rise of the euro against non-euro currencies led to a decline of €100 million in net sales. Excluding the net sales relating to this divested business in both years, and had we translated our non-euro denominated net sales at the average exchange rates applicable in 2002 rather than those applicable in 2003, net sales would have increased by 5.8 percent. This business thus expanded much faster than the market, which, according to our internal estimate based on regional Information Resources Inc. (IRI) and IMS data, grew by 3 percent. In the United States our One-A-Day® Weight Smart vitamin product posted sales of €60 million in its first year on the market. Applying 2002 exchange rates, in the United States, sales of our analgesic Aleve® advanced by 18.8 percent (but fell 0.7 percent on an unadjusted basis).
      Sales of the Diagnostics division were down by 0.2 percent, or €2 million, to €1,308 million. Adjusting for the €143 million decline in Diagnostics net sales attributable to the above mentioned changes in exchange rates, net sales of the Diagnostics division would have increased 10.9 percent. ADVIA® Centaur experienced a 24.4 percent sales increase and a 13.8 percent increase, to €387 million, on an unadjusted basis. Sales of the Diabetes Care division were down by 14.3 percent, or €104 million, to €625 million, due to negative currency effects and heightened competitive pressure, with the United States and Europe accounting for most of the decline. Adjusting for the €39 million decline in Diabetes Care net sales attributable to the above mentioned changes in exchange rates, net sales of the Diabetes Care division would have decreased 5.3 percent.
      Operating result for the Consumer Care, Diagnostics segment increased by 1.3 percent to €601 million, marred by the lower sales in Diabetes Care and adverse currency effects. We successfully completed the divestment of the household insecticides business, initiated in 2002, to U.S.-based SC Johnson & Son, Inc. Of the total gain of €528 million on this sale, we realized €256 million in 2003.

      The special items in both 2003 and 2002 related mostly to gains on our sale of the household insecticide business (amounting to €256 million in 2003 and €272 million in 2002).

Animal Health

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external)	850	(7.1)	790	(0.5)	786
Intersegment sales	1	700.0	8	(50.0)	4
Operating result	168	2.4	172	(8.7)	157
Special items(1)	(11)	—	22	—	0
Operating result before special items	179	(16.2)	150	4.7	157

(1)	Special items were accounted for primarily by gains from the disposal of the rights to the Bayovac®/ Baypamun® products in 2003 and charges in 2002 for a writedown on an enterprise management system.

2004 compared with 2003
      Sales of the Animal Health segment declined by €4 million, or 0.5 percent, to €786 million. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €40 million more net sales in 2004 than reported. All regions contributed to this growth. Notable success was achieved with the launch of our antiparasitic Advantix® in Italy and with the development of our Advantage® and Baytril® businesses in the United States.
      Operating result of the Animal Health segment fell by €15 million, or 8.7 percent, to €157 million. Adjusted for the previous year’s one-time gain from the sale of product rights, operating result before special items grew by 4.6 percent in 2004.

2003 compared with 2002
      Sales of the Animal Health segment fell by 7.1 percent, or €60 million, to €790 million, due primarily to negative currency effects. Had exchange rates not changed as they did and our non-euro denominated net sales had been translated into euro at the same exchange rates as in 2002, our net sales would have been €40 million higher than as reported, and sales would have risen by 4.7 percent. Our positive performance on the basis of 2002 exchange rates resulted primarily from the successful launch in North America of the new antiparasitic treatment Advantix®. Sales in Europe remained at the previous year’s level. We experience declines in net sales in our other regions primarily due to the negative currency movements.
      As part of our ongoing portfolio adjustments, the rights to the Bayovac®/Baypamun® products were sold to Pfizer Animal Health in December 2003.
      Operating result of the Animal Health segment increased by €4 million, or 2.4 percent, to €172 million. Operating result before special items fell by €29 million as a result of exchange rate developments, where the negative impact on sales outweighed the positive impact of translating non-euro denominated costs into euro, as well as due to expenses for the Advantix® and other new product introductions. Special items amounted to a gain of €22 million in 2003 and to a charge of €11 million in 2002.

CropScience

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external)	4,697	22.7	5,764	3.2	5,946
Intersegment sales	90	(23.3)	69	(17.4)	57
Operating result	(112)	—	342	43.9	492
Special items	67	—	(81)	63.0	(30)
Operating result before special items	(179)	—	423	23.4	522
      The primary special items were as follows:

Year	Nature of Special Item	Income/Charge

		(Euros in
		millions)
2002	Restructuring related to the Aventis CropScience acquisition	(89)
	Gains on divestments relating to the Aventis CropScience acquisition	172
2003	Restructuring related to the Aventis CropScience acquisition	(102)
	Gains on sale of the prior Bayer CropScience products	46
2004	Closure of major parts of a production facility in Hauxton, U.K.	(13)

2004 compared with 2003
      Sales of the CropScience segment grew by 3.2 percent, or €182 million, from €5,764 million in 2003 to €5,946 million in 2004. Exchange rates had an offsetting negative effect. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €227 million more net sales in 2004 than reported.
      Sales of the Crop Protection business group increased by 3.2 percent year on year to €4,957 million. Our Confidor®/Gaucho®/Admire®/Merit® product group achieved sales of €603 million due mainly to increased use in cotton, vegetables and soybeans in the United States and Brazil. Envidor®, which we introduced in 2003 for use in perennial crops, continued to perform very well in its second year on the market. Sales of the Fungicides business unit increased by €109 million, or 9.3 percent, to €1,277 million, thanks largely to strong volume increases for our top fungicides Folicur® and Flint®. The growth in sales, particularly in the first and fourth quarters, resulted mainly from the efforts to combat against Asian rust in Brazil. Sales of our broad-spectrum fungicide Folicur® climbed again, in 2004 by 30.5 percent to €411 million, mainly on account of its increasing use to control the cereal disease fusarium. Business with Flint® grew by 20.0 percent to €240 million, although market conditions in Western Europe remained difficult. Sales of our Sphere® and Stratego® formulations for soybeans rose strongly in Brazil and Argentina. We also increased sales in many other countries and with respect to other crops, scoring major success with the launch of our new Proline® range of cereal fungicides in Germany. Sales in the Herbicides unit edged up by 0.4 percent to €1,855 million despite a difficult market environment. Sales of Basta®/Liberty® improved by 23.9 percent to €197 million. Our recently launched product Atlantis® had a successful year thanks to its high efficacy against grass weeds in cereal crops. The 9.3 percent growth in sales of seed treatment products was attributable not only to the acquisition of Crompton Corporation’s 50 percent interest in Gustafson, but also to a substantial increase in sales of our successful new seed treatment Poncho®.
      Sales of the Environmental Science business group receded by 2.0 percent to €678 million; however, when applying 2003 exchange rates, sales increased by 3.2 percent.
      In the BioScience business group, sales climbed by 14.8 percent year on year to €311 million. The main contributors to this increase were InVigor® (canola seed) and FiberMax® (cotton seed), both with sales growth exceeding 50 percent. Sales in vegetable seeds were also well above levels of the previous year.
      Despite negative currency effects, operating result of the CropScience segment improved by 43.9 percent from €342 million to €492 million. This earnings performance was attributable both to business expansion and to strict cost management. Special items with a total of €30 million, mainly including expenses related to a partial closure of a production facility and litigation, were significantly lower than in the previous year. Operating result before special items improved by €99 million, or 23.4 percent, to €522 million.

2003 compared with 2002
      Sales of the CropScience subgroup climbed by 22.7 percent to €5,764 million largely because of the Aventis CropScience acquisition. Exchange rates had an offsetting negative effect. Had we translated our non-euro denominated revenues in 2003 at 2002’s average exchange rates, we would have had €605 million more net sales in 2003 than reported. Adjusted for the Aventis CropScience acquisition and currency effects, our net sales would have grown by 11.8 percent.
      Sales of the Crop Protection business group rose by 20.0 percent to €4,801 million. This increase was mainly due to acquisitions and a significant increase in sales of our top products. Sales of our Confidor®/Gaucho®/Admire®/Merit® insecticide/seed treatment/environmental science products grew by 5.2 percent to €590 million, with the largest increases being recorded in Germany, France and Brazil. Net sales of our Folicur®/Raxil® fungicides/seed treatment products also increased considerably, advancing by 21.2 percent to €315 million, mainly due to higher volumes in the United States and Brazil. Sales of Folicur®/Raxil® more than doubled in each of these countries. Our Flint® fungicide also fulfilled our growth expectations, with sales gaining 25.8 percent to €200 million. In light of this product’s effectiveness against the Asian rust fungus, there was particularly high demand in Brazil for its new formulations, Stratego® for soybeans and Sphere® for coffee crops.
      Sales of the products acquired with the Aventis CropScience transaction, notably Puma® and Basta®, also developed well.
      Envidor®, our new broad-spectrum acaricide for use in perennial crops, was successfully launched in Japan and Brazil in 2003. The new seed treatment Poncho® had a good start following its registration in the United States, already accounting for a significant share of sales of the Seed Treatment unit (4.6 percent) in its first year on the market.
      Net sales of the Environmental Science business group improved by 14.4 percent to €692 million. This was mainly due to the products Merit®, MaxForce®, Premise®, Deltagard® and K-Othrine®, as well as to the performance of the Bayer Advanced®/Bayer Garden® line.
      The BioScience business group’s net sales increased to €271 million. Sales of our vegetable seeds developed favorably, as did our cotton and canola seed products in the United States and Canada. FiberMax® and InVigor® achieved particularly large sales increases.
      In 2003, the integration of Aventis CropScience was largely complete. With the exception of the active substance propoxycarbazone, all of the individual products mandated to be divested by the antitrust authorities had been divested.
      Our operating result in CropScience reversed from a loss of €112 million to a positive €342 million despite negative currency effects, the growth in earnings being mainly due to higher sales. While special items in 2002 comprised mainly the proceeds of individual product divestments amounting to €172 million, in 2003 they included primarily restructuring charges amounting to €102 million and relating to the integration of the Aventis CropScience business. Operating result before special items improved by €602 million to €423 million.

Materials

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external)	2,875	(3.4)	2,777	17.0	3,248
Intersegment sales	24	(4.2)	23	17.4	27
Operating result	174	(66.7)	58	405.2	293
Special items	(2)	(1,350.0)	(29)	—	0

Operating result before special items	176	(50.6)	87	236.8	293
      The primary special items were as follows:

Year	Nature of Special Item	Income/Charge

		(Euros in
		millions)
2003	Restructuring charges in connection with headcount reductions	(16)
	Expenses for achieving staff reductions through special early retirement	(9)

2004 compared with 2003
      Sales in the Materials segment were well ahead of the previous year, rising by €471 million, or 17.0 percent, to €3,248 million in 2004. We have restated financial data for our current Materials segment for past periods to segregate the LANXESS businesses from our continuing operations. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €143 million more net sales in 2004 than reported. The business unit Polycarbonates and H.C. Starck were instrumental to this favorable performance, with high demand from the plastics and electronics industries allowing both units to achieve price and volume increases. Sales of the Polycarbonates business unit grew by 31.4 percent in Asia-Pacific due to heavy demand, particularly in China. Sales of H.C. Starck rose significantly, especially in Europe, by 24.6 percent.
      Operating result of the Materials segment increased from €58 million to €293 million in 2004. If special items totaling €29 million are eliminated from the previous year’s figure, operating result would have increased by €206 million, chiefly on account of growth in demand and the resulting improvements in capacity utilization and also because we were able to pass on to our customers a large part of the substantially increased raw material costs from the third quarter onward.

2003 compared with 2002
      Sales of Materials segment fell by 3.4 percent in 2003 to €2,777 million from €2,875 million in 2002. The decline in the segment’s sales was mainly a result of increased pressure on prices and adverse currency effects. Sales of Polycarbonates decreased by 1.7 percent to €1,713 million, mainly because of increased pressure on prices and adverse currency effects. Applying 2002 exchange rates, Polycarbonates increased by 8.1 percent from the previous year. Sales of Wolff Walsrode decreased by 6.4 percent to €323 million. Business at H.C. Starck, also hampered by exchange rates, receded by 7.1 percent to €564 million. Applying 2002 exchange rates as set forth above, however, H.C. Starck’s sales would have increased by 1.1 percent from the previous year.
      Operating result for the Materials segment dropped to €58 million in 2003 following €29 million in special items, primarily restructuring expenses in connection with headcount reductions. Operating result before special items decreased to €87 million. This was attributable mainly to declining selling prices and higher raw material and energy costs.

Systems

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external)	4,784	(2.3)	4,676	14.4	5,349
Intersegment sales	303	(2.0)	297	14.1	339
Operating result	(78)	(483.3)	(455)	—	348
Special items	(296)	(141.6)	(715)	96.2	(27)

Operating result before special items	218	19.3	260	44.2	375
      The primary special items were as follows:

Year	Nature of Special Item	Income/Charge

		(Euros in
		millions)
2002	Impairment charges	(205)
	Closure of production facilities and restructuring charges	(73)
2003	Impairment charges	(622)
	Closure of production facilities and restructuring charges	(60)
2004	Legal provisions for agreement with U.S. authorities in the context of an investigation into prices for polyester polyols	(27)

2004 compared with 2003
      In the Systems segment, sales amounted to €5,349 million in 2004, up by €673 million or 14.4 percent from the previous year. We have restated financial data for our current Systems segment for past periods to segregate the LANXESS businesses from our continuing operations. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €206 million more net sales in 2004 than reported. Continuing strong demand, particularly in Asia-Pacific, and price increases in the second half of the year helped sales of the Polyurethanes business unit grow by 20.0 percent to €3,872 million. This includes sales of raw materials, mainly styrene manufactured in a new facility that did not come on stream in 2003. These sales were not contained in the previous year’s figure. Sales of the Coatings, Adhesives, Sealants business unit improved by 3.9 percent to €1,237 million. While sales rose significantly in Asia-Pacific and Latin America, the picture in Europe was mixed, particularly due to the weakness of the automotive and construction sectors.
      Operating result of the Systems segment climbed to €348 million in 2004 from a loss of €455 million in 2003. Special items in 2004 comprised the establishment of a €27 million provision arising from an agreement reached with the U.S. Justice Department in connection with an investigation into prices for polyester polyols. The previous year’s operating result figure was depressed particularly by €622 million in impairments and €60 million in restructuring measures for facility closures. Operating result before special items advanced by €115 million, or 44.2 percent, to €375 million. The improvement of the operating result was based on high utilization of capacities and successful cost-containment measures. In addition, the impairments recognized in the previous year led to lower depreciation and amortization. The sharp rise in raw material costs, particularly for aromatic raw materials, was offset in many cases by price increases.

2003 compared with 2002
      Despite growth in volumes, sales of Bayer’s Systems segment dropped by 2.3 percent in 2003 to €4,676 million, particularly as a result of currency effects. Sales of Polyurethanes were down by 1.4 percent to €3,228 million, while Coatings, Adhesives, Sealants decreased by 9.6 percent to €1,191 million. Applying 2002 exchange rates, Polyurethanes increased by 8.0 and Coatings, Adhesives, Sealants decreased by 3.4 percent from the previous year.

      Operating result for the Systems segment fell from minus €78 million in 2002 to minus €455 million in 2003. Adjusted for impairment losses of €622 million and other special items, operating result climbed by 19.3 percent to €260 million as a result of higher volumes and Bayer’s restructuring program. Further increases in raw material costs and the continuing low level of selling prices had a negative effect.
      Special items in 2003 primarily comprised the recognition of €622 million in impairment losses that pertain to our polyols business and to a small part to our solvent-free powder coatings business. The other special items of €93 million mainly included restructuring charges of €60 million for polyether and isocyanates. Special items in 2002 included primarily impairment losses of €205 million and charges related to facility closures of €73 million.
LANXESS
      The amounts in the following table are also presented in the segment reporting in the notes to the consolidated financial statements as discontinuing operations.

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Net sales (external)	6,241	(7.5)	5,776	4.8	6,053
Intersegment sales	501	11.2	557	18.3	659
Operating result	(128)	(907.8)	(1,290)	—	74
Special items	(244)	(393.4)	(1,204)	91.8	(99)

Operating result before special items	116	—	(86)	—	173
      The primary special items were as follows:

Year	Nature of Special Item	Income/Charge

		(Euros in
		millions)
2002	Impairment charges related to the fibers business	(84)
	Restructuring and closure of production facility	(120)
2003	Impairment charges	(988)
	Personnel-related measurements	(97)
	Provision established with respect to European Commission investigation	(50)
2004	Impairment charges	(68)
	Provision for environmental protection	(40)
	Adjustments in connection with the 2003 impairments relating to our former polymers and chemicals activities	29
	Litigation related expenses in connection with an investigation into prices for rubber products	(21)

2004 compared with 2003
      Sales of the LANXESS segment grew in 2004 by €277 million, or 4.8 percent, to €6,053 million. Exchange rates had an offsetting negative effect. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €174 million more net sales in 2004 than reported.
      The Chemical Intermediates unit reported sales up by 6.6 percent, to €1,132 million, with sales rising by 9.0 percent using 2003 exchange rates. This improvement resulted from price increases made to offset higher raw material and energy costs, and from volume growth in the Basic Chemicals and Inorganic Pigments areas. Sales in Fine Chemicals declined year on year, largely as a result of continuing difficult market conditions for photo chemicals, and despite an improvement in the agrochemicals market.

      Sales of the Performance Chemicals unit dipped by 1.5 percent, to €1,856 million, with sales rising by 1.6 percent when applying 2003 exchange rates. The expansion of business, particularly in Rhein Chemie, Ion Exchange Resins and Material Protection Products, was offset by lower sales in Functional Chemicals, Textile Processing Chemicals and other areas.
      The Engineering Plastics unit posted a sharp improvement in sales, with business expanding by 18.4 percent to €1,586 million. Both the Styrenics and the Semi-Crystalline Products businesses contributed to this positive performance with price and volume increases. By contrast, sales of Fibers declined in a market characterized by global overcapacities and the resulting pressure on prices.
      Performance Rubber sales increased by 3.1 percent, to €1,400 million, with sales in up by 6.2 percent when applying 2003 exchange rates. Growth resulted largely from an increase in selling prices occasioned by significant rises in raw material and energy costs. This unit also benefited from stronger demand for rubber products.
      Operating result of the LANXESS segment improved in 2004 by €1,364 million, to €74 million. The previous year’s result was diminished in particular by impairment charges of €988 million. Operating result before special items climbed from minus €86 million to €173 million. The improved operating result was mainly due to higher gross profit and cost savings achieved through business process optimization, and to lower depreciation and amortization resulting from the impairments recognized in 2003. On the other hand, margins came under pressure from further increases in raw material prices. Faced with higher raw material and energy costs, we succeeded in implementing only limited price increases.
      Special items in 2004 mainly comprised a €40 million provision for environmental protection measures and a €21 million litigation-related expense. In addition, we had €68 million impairment charges, which were partly offset by adjustments of €29 million in connection with the 2003 impairments relating to our former polymers and chemicals activities.

2003 compared with 2002
      The LANXESS subgroup had sales of €5,776 million in 2003, a decline of 7.5 percent from the €6,241 million in net sales in 2002, primarily as a result of unfavorable exchange rate effects (€356 million) and portfolio effects (€58 million). The portfolio effects resulted from the sale of the Organic Pigments product group which we sold to the U.S.-based Sun Chemicals Group in 2003.
      Net sales in the Performance Rubber business fell by 6.9 percent from €1,459 million in 2002 to €1,358 million in 2003. This development can be attributed primarily to a decline in sales of speciality rubber products in the Technical Rubber Products business unit and of synthetic rubbers for the tire industry in the Butyl Rubber business unit. Net sales generated by the Engineering Plastics business declined by 9.8 percent, from €1,484 million in 2002 to €1,339 million in 2003. This decline can be attributed primarily to lower sales in the Styrenic Resins and Fibers business units, which resulted from a decrease in prices triggered by global overcapacities. The Semi-Crystalline Products business unit reported only slightly lower sales. The Chemical Intermediates business generated net sales of €1,062 million in 2003. This represented a decrease of 4.1 percent or €45 million from the previous year. The Basic Chemicals business unit reported only slightly lower sales. The decline at Inorganic Pigments was primarily attributable to currency effects, while the Fine Chemicals business unit faced stronger competition from Asian suppliers and the continued weakness of the photo chemicals market. As a whole, the business suffered from economic stagnation in Europe and a weak economy in North America. Net sales in the Performance Chemicals business declined by 9.5 percent from €2,081 million in 2002 to €1,884 million in 2003. Net sales in the Material Protection Products business unit increased. However, this improved sales figure could not offset declining sales in the other business units, in particular Textile Processing Chemicals. The reason for the decline in sales was the unfavorable economic environment in Europe and a North American economy weakened by high oil prices, especially in the first half of 2003.
      In connection with the realignment of the Bayer Group and the deterioration in business conditions, we reviewed and adjusted the business plans of all strategic business entities. Consideration of current and forecasted market and competitive conditions, along with a fundamental reappraisal of the long-term return on past investments, resulted in impairment charges for LANXESS of €988 million. These write-downs related particularly to the Styrenics, Fine Chemicals and Technical Rubber Products business, where there is sustained pressure on margins resulting from adverse exchange rates, ongoing consolidation in customer industries, overcapacities in certain market segments and increased competition, particularly from Asian suppliers. Other special items included €97 million for personnel-related measurement. This was the main reason for the decline in operating income from a loss of €128 million to a loss of €1,290 million. 2002 special items comprised impairment charges of €84 million and expenses in connection with restructuring and facility closure totaling €120 million. 2003 Operating result before special items declined by €202 million to minus €86 million.
LIQUIDITY AND CAPITAL RESOURCES 2002, 2003 AND 2004
Cash Flows
      In recent years, our primary source of liquidity has been cash from operations. We use cash in investing activities primarily for acquisitions as well as for additions to property, plant, equipment and investments; these activities represented our primary liquidity requirements. We use cash in financing activities primarily to retire debt and pay dividends. At December 31, 2004, we had cash, cash equivalents and net working capital totaling €9.4 billion. There are no material legal or economic restrictions on the ability of member companies of the Bayer Group to transfer funds to Bayer AG.
      The following table summarizes our cash flows in each of the last three years:

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
	(Euros in millions)
Gross operating cash flow(1)	2,782	2.9	2,864	12.1	3,210
thereof discontinuing operations	399	(60.4)	158	131.6	366
Changes in working capital(1)	1,676	(74.4)	429	—	(760)
Net cash provided by operating activities	4,458	(26.1)	3,293	(25.6)	2,450
thereof discontinuing operations	461	(92.8)	33	560.6	218
Net cash provided by (used in) investing activities	(6,570)	—	460	—	(814)
thereof discontinuing operations	936	—	(274)	(3.3)	(283)
Net cash provided by (used in) financing activities	2,171	—	(1,761)	56.8	(761)
thereof discontinuing operations	(23)	—	241	(73.0)	65
Change in cash and cash equivalents	59	3,276.3	1,992	(56.1)	875
Cash and cash equivalents at beginning of period	719	6.7	767	256.5	2,734
Change in scope of consolidation	4	(75.0)	1	500.0	6
Exchange rate movements	(15)	(73.3)	(26)	(73.1)	(45)
Cash and cash equivalents at end of year	767	256.5	2,734	30.6	3,570
Marketable securities and other instruments	29	344.8	129	(77.5)	29
Liquid assets as per balance sheet	796	259.7	2,863	25.7	3,599

(1)	2002 and 2003 data have been restated for these items because we altered our gross cash flow computation. For more details, see Note 39 to the consolidated financial statements appearing in the F-pages in this annual report on Form 20-F.

Cash from Operating Activities
      Gross operating cash flow was €3.2 billion in 2004, €2.9 billion in 2003 and €2.8 billion in 2002. 2004 gross operating cash flow increased by 12.1 percent compared to 2003, mainly due to the higher income from operations. In 2003 gross operating cash flow increased 2.9 percent compared to 2002.
      Net cash provided by operating activities amounted to €2,450 million, a 25.6 percent decline from the €3,293 million in 2003. The sales growth in CropScience, MaterialScience and LANXESS, combined with significantly higher costs for petrochemical raw materials, led to an increase in inventories and trade accounts and consequently to the decline in net cash provided by operating activities. The 2003 figure reflects a disbursement of €231 million made following a settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices. Provisions for these payments had been established in 2002. The high level of cash flow in 2002 was primarily due to a project to improve our working capital management by reducing inventories and improving the collection of receivables. We believe that our working capital levels are sufficient to fund our present requirements. Net operating cash flow decreased in 2003 to €3,293 million, 26.1 percent below the 2002 level.

Investing Activities
      Net cash used in investing activities totaled €814 million in 2004, as compared to a net cash inflow of €460 million in 2003. The cash outflow of €1,251 million for additions to property, plant and equipment and €358 million for acquisitions were partially offset by €200 million in cash receipts from sales of property, plant and equipment, €90 million in inflows related to investments, €400 million in interest and dividend receipts and €105 million in inflows from marketable securities.
      The €358 million in cash outflow for acquisitions comprised mainly the €100 million purchase price for the remaining 50 percent of the shares of Gustafson and €208 million for the remaining 50 percent interest in the U.S. joint venture with Roche, both of which we now wholly own.
      The €90 million cash inflow related to investments comprised mainly a €327 million payment from Aventis in connection with the 2002 acquisition of Aventis CropScience, as well as outflows of around €200 million for advance payments related to the acquisition of the Roche OTC business.
      2003 capital expenditures of €1,653 million were more than offset by cash receipts from sales of property, plant and equipment. We received cash of €1,185 million from the divestments of crop science businesses mandated by the antitrust authorities in connection with the Aventis CropScience acquisition and €118 million from the sale of our interest in PolymerLatex. Further cash from investments of €258 million was provided by the divestment of our equity stakes in Millennium Pharmaceuticals and others. Cash was consumed, however, by the purchase of the remaining 45.5 percent of the shares of the Bayer Polymers Sheet Europe group (formerly Makroform GmbH).
      The net cash outflow for investing activities amounted to €6.6 billion in 2002. Additions to property, plant and equipment and intangible assets resulted in a cash outflow of €2.2 billion. Cash outflow for acquisitions amounted to €7.8 billion. Sales of property, plant and equipment led to a cash inflow of €2.1 billion, while that from investments, interest and dividend receipts and from marketable securities amounted to €1.3 billion.

Financing Activities
      Net cash used in financing activities was €761 million in 2004, compared with net cash used in financing activities of €1,761 million in 2003. The 2004 outflow contained a total of €559 million in dividends paid to our stockholders and advance capital gains tax payments on intra-Group dividends as well as €724 million in interest payments. These outflows were partially offset by €512 million in net borrowings and €10 million in capital contributions to subsidiaries. We reduced net debt (see below for a reconciliation) by €530 million during 2004, to €5,422 million. On December 31, 2004, we had liquid assets of €3,599 million, from which we paid the remaining portion — approximately €2 billion — of the purchase price for the Roche consumer health business at the beginning of 2005.

      In 2003, the cash used in financing activities totaling €1,761 million comprised dividend payments of €664 million, interest payments of €782 million and €315 million in net borrowing retirements. Net debt amounted to €5,952 million.
      The following table sets forth the calculation of the net debt figure.

	Dec. 31,	Dec. 31,	Dec. 31,
€ million	2002	2003	2004

	(Euros in millions)
Long-term financial liabilities as per balance sheet (including derivatives)	7,318	7,378	7,117
Short-term financial liabilities as per balance sheet (including derivatives)	2,841	2,048	2,605
Derivative receivables as per balance sheet	(502)	(611)	(701)
Liquid assets as per balance sheet	(796)	(2,863)	(3,599)
Net debt*	8,861	5,952	5,422

*	“Net Debt” is defined neither under IFRS nor under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules “Net Debt” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any IFRS or U.S. GAAP financial measure. We believe the most comparable IFRS and U.S. GAAP measures are long- and short-term financial obligations. Bayer defines “Net Debt” as described above and believes that this measure provides investors, analysts and credit rating agencies with useful information disclosing and summarizing the status of the net financial borrowings due to third parties. We believe that subtracting liquid assets from our long- and short-term financial obligations (that includes liabilities from derivative financial instruments) and netting this with the receivables resulting from derivative financial instruments is appropriate in providing a useful measure of the obligations associated with our outstanding debt. We thus believe that “Net Debt” is an indicator of the Bayer Group’s creditworthiness. However, the subtraction of liquid assets should not cause the reader to believe that we have less debt than actually appears on our balance sheet. For this reason, you should consider our “net debt” measure in conjunction with the long- and short-term financial obligations recorded on our balance sheet.
      See — Borrowings, below, for a discussion of the times our existing debt will mature.
      The financial management of the Bayer Group is conducted centrally within Bayer AG, the management holding company. The prime objectives of our financial management are the provision of sufficient short- and medium-term liquidity, a generally conservative debt policy and effective risk management. In pursuing these objectives, we endeavor at the same time to optimize our financing costs. The situation on the international financial markets of relevance to the Bayer Group was stable last year. We do not expect this situation to change in the short term. Against this background, our financial strategy remains geared toward maintaining a favorable credit rating. Standard & Poor’s currently gives Bayer a long-term A rating, while Moody’s rates us at A3. The short-term ratings are A-1 by Standard & Poor’s and P-2 by Moody’s. The Roche OTC acquisition was paid for at the end of 2004 and the beginning of 2005 out of liquid assets without additional borrowings. While this reduction in liquidity results in a short-term increase in net debt, the increase will be offset by a positive operating cash flow, cash receipts from loan repayments, and the assumption of €1.1 billion in debt by the LANXESS Group. As planned, LANXESS financed the latter transaction externally on the credit and capital markets. Our medium term financial strategy remains directed toward further reducing net debt, which we have done consistently in the two years since the Aventis Crop Science acquisition. Bayer plans to divest the shares it receives upon conversion of the mandatory convertible bonds of LANXESS AG in a manner designed to impact the market price as little as possible. We do not intend to hold a long-term interest in LANXESS, but plan to use the proceeds from the sale of the shares — along with cash flows from our business operations — to reduce debt.
      We believe that we have sufficient cash and working capital to meet our foreseeable needs. Additionally, we have ample borrowing capacity available. To provide flexible short- to medium-term funding, we established a

U.S.$8 billion global commercial paper program and a €8 billion European Medium-Term Note (EMTN) program.
      At December 31, 2004, we had approximately €5.3 billion of total lines of credit, of which €0.5 billion was used and €4.8 billion was unused and available for borrowing on an unsecured basis. The majority of these lines of credit are represented by a multicurrency syndicated credit facility, which we established in 2003. When drawing under this facility, we are required to prove that there has been no material adverse change in our financial condition. The facility can be terminated by the lenders if a change of control of Bayer AG occurs and the majority of the lenders opt to terminate the facility.
     Capital Expenditures
      We generally fund our capital expenditures with cash flow from operations and, if such funds are not sufficient, through other cash on hand and from the sale of liquid investments, including cash equivalents and marketable securities. We fund any further capital expenditures with borrowings. Capital expenditures amounted to €1.3 billion in 2004, after €1.7 billion in 2003 and €2.4 billion in 2002.
      We spent a total of € 1.3 billion for intangible assets and property, plant and equipment in 2004. As in recent years, the main focus of our capital expenditures was in our Material Science business.

      Our major capital expenditures since 2002 included:

Year	Segment	Description

2002	Pharmaceuticals, Biological Products	Construction of a sterile filling facility for Factor VIII, Berkeley, California
	Consumer Care, Diagnostics	Construction of a small volume facility with pilot plant for Aspirin production, Greppin, Germany
	CropScience	Completion of a multi-purpose facility for crop protection products, Dormagen, Germany
	Materials	Expansion of nitrocellulose production, Bomlitz, Germany
Expansion of polycarbonate capacity including precursors, Uerdingen, Germany
	Systems	Expansion of isocyanate capacity including precursors, Brunsbüttel, Dormagen and Krefeld-Uerdingen, Germany, and Niihama, Japan
Expansion/modification of electrolysis plants, Leverkusen, Germany
	LANXESS	Efficiency improvement in the integrated aromatics production network, Leverkusen, Germany Modification of butyl rubber production, Zwijndrecht, Belgium, and Sarnia, Canada
Expansion of capacity for ABS plastics, Tarragona, Spain, and Map Ta Phut, Thailand
2003	Pharmaceuticals, Biological Products	Addition to capacity solid dosage plant, Leverkusen, Germany Construction of a sterile filling facility, Berkeley, California
	Consumer Care, Diagnostics	Construction of a lacquering facility (small-scale production), Greppin, Germany
Elkhart site consolidation, Elkhart, Indiana
	Animal Health	Good manufacturing practice upgrade, Panwol, South Korea
	CropScience	Multi-purpose plant, Dormagen, Germany
Fungicide plant extension, Muttenz, Switzerland
New research & development building, Gent, Belgium
	Materials	Expansion of methylcellulose production, Bitterfeld, Germany
	Systems	Expansion of isocyanate capacity including precursors, Brunsbüttel and Dormagen, Germany
Expansion/modification of electrolysis plant, Leverkusen, Germany
	LANXESS	Efficiency improvement in the integrated aromatics production network, Leverkusen, Germany
Expansion of capacity for ABS plastics, Tarragona, Spain, and Map Ta Phut, Thailand
Modification of butyl rubber production, Zwijndrecht, Belgium, and Sarnia, Canada
2004	Pharmaceuticals, Biological Products	Construction of process development facility (Kogenate) in Berkeley, California
Installation of a new production plant for an active ingredient for the treatment of Alpha1 Antitrypsin Deficiency in Clayton, North Carolina (discontinuing operations Plasma)
	CropScience	Installation of a production line for the new fungicide Fandango, Kansas City, Kansas
	Materials	Construction of production facility for polycarbonate in Caojing, PRC
Expansion of capacities for tantalum powder in Goslar, Germany
	Systems	Expansion of isocyanate capacities in Tarragona, Spain; Baytown, Texas, and Brunsbüttel, Germany

Year	Segment	Description

Construction of production facility for methylene-diphenyl-diisocyanate in Caojing, PRC
Expansion of polyisocyanate capacity in Caojing, PRC
Construction of production facility for hexamethylene-diisocyanate in Caojing, PRC
	LANXESS	Construction and expansion of alphamin production in Leverkusen, Germany
Commitments

Off-Balance Sheet Arrangements
      Our unconsolidated entities are not considered special-purpose entities and do not constitute other off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments
      The table below summarizes all of the Group’s contractual and commercial obligations as of December 31, 2004. The timing of payments for collaborative agreements assumes that milestones or other conditions are met. We do not foresee any material payment triggers or milestone payments in our current collaborative arrangements.

			One Year to	Three Years to
		Under	Less than	Less than Five	After
Contractual Obligations	Total	One Year	Three Years	Years	5 Years

	(Euros in millions)
Long-term debt, excluding capital leases	9,260	2,528	3,369	731	2,632
Capital leases without interest portion	462	77	87	33	265
Operating leases	481	101	160	123	97
Purchase obligations	189	185	4	0	0
Other long-term liabilities (collaboration agreements)	868	195	323	174	176
Other liabilities(1)	2,168	2,038	67	25	38

Total contractual obligations	13,428	5,061	4,010	1,086	3,271

(1)	Other liabilities comprise primarily guarantees of bills and checks, payment guarantees and indirect financial guarantees; commissions to customers and expense reimbursements; as well as tax, social security and payroll liabilities and other liabilities as set forth in Note 32 to the consolidated financial statements.
      Payments for guarantees and endorsements of bills and of warranties of €303 million have been excluded from the other commercial commitments table above, as we do not expect to make any payments under these commercial commitments.

Other Commitments
      In 2004, our minimum non-discounted future lease payments relating to long-term lease and rental arrangements totaled €1.1 billion, compared with €1.2 billion in the previous year. Of this amount, €602 million represented future payments under financial leases (€760 million in 2003).
      Our financial commitment for orders placed under purchase agreements relating to planned or ongoing capital expenditure projects totaled €189 million in 2004. We expect to pay the majority of this amount in 2005. In 2003, this figure was €181 million, and in 2002, €286 million.

      Under collective agreements on part-time work arrangements for certain older employees, we have to accept applications for such arrangements from a certain quota of the work force. Other financial obligations that may arise from such work arrangements in the future cannot be quantified, since the quota has already been exceeded.
      In addition, we have entered into research agreements with a number of third parties. Under these agreements, we have agreed to fund various research projects or to assume other commitments. Our payments under these agreements are typically based on the achievement of certain milestones or the fulfillment of other specific conditions by our research partners. In 2004, the total amount of these commitments was €868 million. For 2003, the figure was €424 million. For details on lines of credit see — Financing activities.
Borrowings
      Our consolidated financial statements reflect borrowings as “financial obligations”, which include debentures, liabilities to banks, liabilities under lease agreements, liabilities from the issuance of promissory notes, commercial paper and other financial obligations. We have no restrictions in the use of our borrowing. See the tables under — Contractual Obligations and Commercial Commitments above for a summary of our current financial obligations. See also Note 30 to our consolidated financial statements.
Funding and Treasury Policies
      We are exposed to interest rate risk. We are also exposed to currency-related risks such as exchange rate and translation risk. To hedge our risks, we use primarily over-the-counter derivative instruments, particularly forward foreign exchange contracts, option contracts, interest rate swaps, and interest and principal currency swaps.
      Interest rate risk applies mainly to receivables and payables with maturities of over one year. Items with these long maturities are not material to our operations but are relevant to our investments and financial obligations. Here, derivative financial instruments are our main method of interest rate hedging. We primarily use interest rate swaps to convert a portion of our fixed rate borrowings into, in effect, floating rate borrowings. The bonds issued under our EMTN program make up the largest portion of our fixed rate borrowings. See also Note 30 to our consolidated financial statements. In a normal interest rate environment, short-term interest rates are lower than long-term interest rates. Thus, floating rate debt generally leads to lower interest costs in the long run. Short-term interest rate hedging contracts (including interest and principal currency swaps) totaled a nominal amount of €1.0 billion in 2004, €0.3 billion in 2003 and €0.5 billion in 2002. In 2004, hedges maturing in more than one year represented a nominal amount of €6.2 billion, in 2003, €6.0 billion and in 2002, €5.3 billion. The cash and cash equivalents that we held on December 31, 2004 were mainly denominated in euro.
      Because a substantial portion of Bayer’s assets, liabilities, sales and earnings are denominated in currencies other than the euro zone currencies, we have translation exposure to fluctuations in the values of these currencies relative to the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, can have a material impact on our results of operations. For example, an increase in the value of the U.S. dollar relative to the euro will increase the euro value of Bayer’s sales and earnings made in the dollar zone and increase the competitiveness of its products produced in Europe against products exported from the United States. The translation effects of currency fluctuations were negative in 2004, decreasing our sales by €1.2 billion compared to €2.5 billion in 2003 and €1.4 billion in 2002. This effect was mainly due to a decrease of the value of the U.S. dollar compared to the euro (the average relative value of one euro in 2004 was $1.24, compared with average values of $1.13 in 2003 and $0.95 in 2002). Since these effects do not have an impact on our cash flows, we do not hedge these risks resulting from currency fluctuations.
      We also face transaction risk when our businesses generate revenue in one currency but incur costs relating to that revenue in a different currency. We hedge a portion of our transaction currency risk through the use of derivative financial instruments, particularly forward foreign exchange contracts and currency options. Our Corporate Treasury department has the central responsibility for managing our currency exposures and using currency derivatives. We establish the maturity dates of hedging contracts according to the anticipated cash flows of the Bayer Group. Our policy is to use a mixture of instruments depending upon our view of market conditions based on fundamental and technical analysis. As of December 31, 2004, we had entered into forward foreign exchange contracts and currency swaps with a total notional value of €4.85 billion (excluding cross currency interest rate swaps included in our €7.2 billion notional amount of interest rate hedging contracts). For further information on these products, see Item 11, Quantitative and Qualitative Disclosures about Market Risk.
      Our aggregate direct transaction risk from sales and purchases in foreign currencies before hedging was approximately €1.3 billion at December 31, 2004, consisting primarily of U.S. dollars (U.S.$0.4 billion), Japanese yen (¥54 billion), Brazilian real (R1.3 billion) and Canadian dollars (CAN$0.3 billion). The reduction in risk compared to December 31, 2003 (€ 2.0 billion) is mainly related to the spin-off of the LANXESS Group (with legal effect from January 28, 2005) and changes in our operational business.
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
RESEARCH AND DEVELOPMENT
      The following table sets forth our total research and development expenditures during the last three full years.

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
Research and development expenditure:
Amount (euros in millions)	2,588	(7.1)	2,404	(12.4)	2,107
As a percentage of sales	8.7	—	8.4		7.1
      We typically allocate the largest portion of our research and development expenses to our HealthCare businesses, primarily in the Pharmaceuticals, Biological Products segment. In 2004, Pharmaceuticals, Biological Products accounted for 37.4 percent of our total research and development spending (2003: 40.1 percent; 2002: 41.5 percent).
      For a more detailed discussion of our research and development activities and policies, see the descriptions of each business group’s research and development activities in Item 4, Information on the Company — Business. We discuss our patents and other intellectual property protection in Item 4, Information on the Company — Intellectual Property Protection.
BASIS OF PRESENTATION
      We prepared the consolidated financial statements that appear elsewhere in this annual report on Form 20-F in accordance with IFRS. See Note 44 to our consolidated financial statements for a reconciliation of the significant differences between IFRS and U.S. GAAP.
New Accounting Standards
      In December 2003, as part of the International Accounting Standards Board’s (IASB) improvements project for the existing International Accounting Standards (IASs), the IASB released revisions to the following standards that supersede the previously released revisions of those standards: IAS 1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after the Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Lease; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interest in Joint Ventures; IAS 33,

Earnings per Share and IAS 40, Investment Property. The revised standards should be applied for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the application of the revised standards will have on the Group’s financial position, results of operations and cash flows.
      In December 2003, the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These standards replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000) and are to be applied for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2, Share-based Payment, on accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 is to be applied for fiscal years starting on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In March 2004, the IASB issued IFRS 3, Business Combinations, replacing IAS 22, Business Combinations. IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method of accounting. The pooling of interests method is prohibited. At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are to be recognized at fair value. It requires that goodwill no longer be amortized but tested annually for impairment. IFRS 3 is applied to business combinations for which the agreement date is on or after March 31, 2004. For goodwill and intangible assets acquired in a business combination for which the agreement date was prior to March 31, 2004, the standard must be applied prospectively from the beginning of the first annual period beginning on or after March 31, 2004. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows. Amortization of acquired goodwill in 2004 totaled €181 million. These assets will no longer be amortized beginning in 2005.
      In March 2004, the IASB issued IFRS 4, Insurance Contracts. This standard applies to virtually all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds. IFRS 4 is to be applied for annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In March 2004, the IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. This standard requires that assets that are intended for disposal be recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also changes the criteria for the classification of an operation as discontinued. IFRS 5 is effective for periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36, Impairment of Assets and IAS 38, Intangible Assets. The main revisions require goodwill and intangible assets with an indefinite useful life to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibits the amortization of such intangible assets. The revised standards are effective for goodwill and intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and all other goodwill and intangible assets for annual periods beginning on or after March 31, 2004. IAS 36 (revised) and IAS 38 (revised) are already applied to acquisitions for which the agreement date is on or after March 31, 2004. Amortization of acquired goodwill in fiscal 2004 amounted to €181 million. These assets will no longer be amortized starting in 2005. The “Bayer Cross” trademark, which Bayer had been unable to use in the United States since its confiscation by the U.S. authorities at the end of the First World War but which was reacquired in 1994, will be recognized in 2005 as an intangible asset with an indefinite useful life. We are of the opinion that the use of the Bayer Cross by our operating units serves to set Bayer products apart from others, particularly in the U.S. market. There are no regulatory or statutory restrictions on its use. Bayer protects the value of this trademark through a policy of not granting utilization rights to any party outside the Bayer Group. Thus the intrinsic value of the Bayer Cross can be utilized indefinitely and it will therefore no longer be amortized as of 2005. The residual carrying amount of the acquired goodwill associated with the Bayer Cross at December 31, 2004 was €107 million. The €11 million annual amortization will no longer be recognized thereafter.
      In March 2004, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and Measurement. The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39. The amendments to the standard are effective for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”). The interpretation addresses the accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that are recognized both as part of the cost of an item of property plant and equipment and as a liability. IFRIC 1 is to be applied for annual periods beginning on or after September 1, 2004. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In November 2004, the IFRIC released an amendment to SIC-12 Consolidation – Special Purpose Entities. The amendment removes SIC-12’s scope exception for equity compensation plans, thereby requiring an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement to consolidate that trust upon adopting IFRS 2, Share-based Payment. Further, it amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans in order to ensure consistency with the requirements of IAS 19, Employee Benefits. The amendment is effective for annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In November 2004, the IFRIC issued IFRIC Interpretation 2, Members’ Shares in Co-operative Entities and Similar Instruments (“IFRIC 2”). The Interpretation provides guidance on whether members’ shares in co-operative entities should be classified as either financial liabilities or equity. The Interpretation applies to annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In December 2004, the IASB issued limited amendments to IAS 39 Financial Instruments: Recognition and Measurement on the initial recognition of financial assets and financial liabilities. The amendments provide transitional relief from retrospective application of the “day 1” gain and loss recognition requirements. They allow, but do not require, companies to adopt an approach to transition that is easier to implement than in the previous version of IAS 39 (as amended up to March 31, 2004), and will enable companies to eliminate differences between the IASB’s Standards and U.S. requirements. The amendments shall be applied for annual periods beginning on or after January 1, 2005 and shall be applied to an earlier period when IAS 39 and IAS 32 (both as amended up to March 31, 2004) are applied to that period. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In December 2004, the IASB issued an amendment to IAS 19 Employee Benefits Actuarial Gains and Losses, Group Plans and Disclosures. The amendment introduces an additional recognition option for actuarial gains and losses arising in post-employment defined benefit plans. The option provided is similar to the approach provided in the U.K. standard FRS 17, Retirement Benefits, that requires recognition of all actuarial gains and losses outside profit or loss in a “Statement of total recognized gains and losses”. Other features of the amendment include (a) a clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (b) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (c) additional disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2006. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In December 2004, the IFRIC issued IFRIC Interpretation 3, Emission Rights (“IFRIC 3”). This interpretation requires entities to record emission allowances as intangible assets and initially report them at fair value. IFRIC 3 applies to annual periods beginning on or after March 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In December 2004, the IFRIC issued IFRIC Interpretation 4, Determining whether an Arrangement contains a Lease (“IFRIC 4”). IFRIC 4 provides guidance for determining whether an arrangement is a lease or contains leases that should be accounted for in accordance with IAS 17, Leases. IFRIC 4 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group early adopted this standard and is applying the interpretation in its current financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.
      In December 2004, the IFRIC issued IFRIC Interpretation 5, Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds (“IFRIC 5”). The interpretation addresses how to account for obligations to decommission assets for which a company contributes to a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
U.S. GAAP
      In January 2003, the Financial Accounting Standards Board (FASB) published FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (such entities are designated “variable interest entities” or “VIEs”) by clarifying the application of ARB No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary objective of this interpretation is to provide guidance on how to identify a VIE and to determine when a VIE’s assets, liabilities, noncontrolling interests and result of operations need to be included in a company’s consolidated financial statements. For VIE’s created after January 31, 2003, the Group is applied the measurement principles of FIN 46 in its 2003 financial statements. For VIE’s created or acquired before February 1, 2003, the measurement principles of FIN 46 become effective for the Group as of January 1, 2004. In December 2003, the FASB issued FIN 46-R, “Consolidation of Variable Interest Entities”, in which a partial deferral of FIN 46, as well as various other amendments to FIN 46, were approved. The Group adopted FIN 46-R in fiscal year 2004, which did not have a material impact on our financial position, results of operations or cash flows.
      In May 2003, the FASB ratified the consensuses reached by the Emergency Issue Task Force (EITF) on EITF Issue 01-08, “Determining Whether an Arrangement is a Lease” (“EITF 01-08”). EITF 01-08 provides guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement 13, “Accounting for Leases.” The consensus of this EITF is to be applied to arrangements agreed or committed to, modified, or acquired in business combinations initiated after the beginning of the next reporting period beginning after May 28, 2003. The Group adopted the provisions of EITF 01-08 as of January 1, 2004, which did not have a material impact on our financial position, results of operations or cash flows.
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

EITF 03-11 addresses whether realized gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes, but are derivatives subject to SFAS 133. The consensus of this EITF is to be applied to derivative instruments entered into after the beginning of the next reporting period beginning after August 13, 2003. The Group adopted this standard effective January 1, 2004, which did not have a material impact on our financial position, results of operations or cash flows.
      In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the “Medicare Act”) was approved in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. The Group provides post-retirement benefits to its United States employees, the benefits provided are impacted by the Medicare Act. SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurement for benefits expected to be provided in those future periods. In response to the Medicare Act and the requirements of SFAS 106, the Financial Accounting Standards Board released FASB Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1), and FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act” (“FSP 106-2”). FSP 106-1 provided a one-time election to defer accounting for the effects of the Medicare Act until further guidance on the accounting for the new Medicare features was released. FSP 106-2 supersedes FSP 106-1 and is effective for the first interim or annual period beginning after June 15, 2004. FSP 106-2 provides authoritative guidance on the accounting for the effects of the Act.
      Pursuant to FSP 106-2, the group has concluded that Bayer’s U.S. health care plans are at least actuarially equivalent to Medicare Part D. Following the prospective application method prescribed by FSP 106-2, the Group remeasured Bayer’s U.S. postretirement obligation as of July 1, 2004. The effect of the Act on the net periodic benefit costs as of December 31, 2004 is not significant.
      In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 provides guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group will adopt this standard effective January 1, 2005. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.
      In March 2004, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004 the FASB issued FASB Staff Position EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1” (“FSP EITF 03-1-1”). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10 – 20 of EITF 03-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply relevant other-than-temporary guidance. The adoption of EITF 03-1, excluding paragraphs 10 – 20, did not impact the Group’s consolidated financials. The Group will assess the impact of paragraphs 10 – 20 of EITF 03-1 once the guidance has been finalized.
      In September 2004, the Emerging Issues Task Force issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.
      In November 2004, the Financial Accounts Standards Board issued Statement of Financial Accounting Standards (“SFAS”) 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.

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

      The following table shows the members of our current Board of Management, their ages, positions and the years in which their current terms expire.

Name and Age	Position	Current Term Expires

Werner Wenning (58)	Chairman	2007
Dr. Udo Oels (61)	Member	2006
Klaus Kühn (53)	Member	2007
Dr. Richard Pott (51)	Member	2007
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
      Dr. Udo Oels joined the Board of Management in 1996 and currently is responsible for the corporate functions innovation, technology and environment. In addition to his responsibilities on the Board, he is chairman of the supervisory board of Bayer Technology Services and of Bayer Industry Services as well as a member of the supervisory boards of Bayer Chemicals AG and ThyssenKrupp Services AG.
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
      Dr. Richard Pott joined the Board in May 2002. He had previously served as General Manager of our Specialty Products business group. Before assuming responsibility for Specialty Products, he served Bayer in a number of positions, most recently as head of the Strategic Planning Department and then as head of Corporate Planning and Controlling. Dr. Pott oversees strategy and human resources and serves as Arbeitsdirektor. In addition to his responsibilities on the Board, he is a chairman of the supervisory board of Bayer HealthCare AG and Bayer MaterialScience AG.

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

Name	Position	Principal Occupation	First Elected

Dr. Manfred Schneider	Chairman	Former chairman of the Management Board, Bayer AG	2002
*Erhard Gipperich	Vice Chairman	Chairman of the Group and Central Works Councils of Bayer AG, Leverkusen	1998
Dr. Paul Achleitner	Member	Member of the management board, Allianz AG	2002
Dr. Josef Ackermann	Member	Chairman of the management board, Deutsche Bank AG	2002
*Karl-Josef Ellrich	Member	Chairman of the Works Council, Dormagen Site	2000
Prof. Dr.-Ing. e.h. Hans-Olaf Henkel	Member	President of the Leibniz Association	2002
*Thomas Hellmuth	Member	Agricultural Engineer	2002
Dr. h.c. Martin Kohlhaussen	Member	Chairman of the supervisory board, Commerzbank AG	1992
John Christian Kornblum	Member	Chairman of Lazard & Co.	2002
*Petra Kronen	Member	Chairwoman of the Works Council, Uerdingen Site	2000
Dr. Heinrich von Pierer	Member	Chairman of the supervisory board, Siemens AG	1993
*Wolfgang Schenk	Member	Engineer	2002
*Hubertus Schmoldt	Member	Chairman of German Mine, Chemical and Power Workers’ Union	1995
*Dieter Schulte	Member	Former Chairman of German Unions Federation	1997
Dipl.-Ing. Dr.-Ing. e.h. Jürgen Weber	Member	Chairman of the supervisory board, Deutsche Lufthansa AG	2003
*Siegfried Wendlandt	Member	North Rhine District Secretary of German Mine, Chemical and Power Workers’ Union	2001
*Reinhard Wendt	Member	Printer	2002

Name	Position	Principal Occupation	First Elected

*Thomas de Win	Member	Commercial Clerk	2002
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	Member	University Professor, Bonn; President of the German Research Association, Bonn	1997
Dr. Hermann Wunderlich	Member	Former Vice Chairman of the Management Board, Bayer AG	1996

Supervisory Board Committees
      Currently, the Supervisory Board has the following committees:

•	The Presidium was established pursuant to § 27 (3) of the Co-Determination Act and consists of the chairman and vice chairman of the Supervisory Board, as well as of one shareholder representative and one employee representative. It serves as our nomination committee (Vermittlungsausschuss). The purpose of this committee is to nominate members of the Board of Management for election by a simple majority of the votes of the Supervisory Board in the event that the Supervisory Board is unable to appoint members of the Board of Management with the votes of at least a two thirds majority of the Supervisory Board. Pursuant to § 9 (2) of the Standard Operating Procedures (Geschäftsordnung) of the Supervisory Board, the Presidium also prepares the general meetings of the full Supervisory Board. The current members of the Presidium are Mr. Schneider (chairman), Mr. Gipperich, Mr. von Pierer and Mr. Schmoldt.

•	The personnel committee (Personalausschuss) was established pursuant to § 10 of the Standard Operating Procedures of the Supervisory Board. The personnel committee consists of four members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the personnel committee. The main responsibility of the personnel committee is the determination of the salary and further conditions of the employment of Board of Management members, the legal representation of the Company in affairs with Board of Management members pursuant to § 112 of the German Stock Corporation Act, the approval of agreements with Supervisory Board members pursuant to § 114 of the German Stock Corporation Act and the approval of loans granted to Supervisory Board and Board of Management members and other persons pursuant to § 89 and § 115 of the German Stock Corporation Act. The current members of the personnel committee are Mr. Schneider (chairman), Mr. Kohlhaussen, Mr. Ellrich and Ms. Kronen.

•	The audit committee (Prüfungsausschuss) was established pursuant to § 11 of the Standard Operating Procedures of the Supervisory Board. The audit committee consists of six members of the Supervisory Board. The main responsibilities of the audit committee are oversight of financial accounting, risk management, the preparation of the resolutions of the Supervisory Board with respect to the annual financial statements, the review of all non-audit services to be performed by the independent auditor, oversight over the independent auditors including scope of services, fees and schedules, the direct receipt of the audit reports, and the direct receipt of reports of accounting irregularities. The current members of the audit committee are Mr. Kohlhaussen (chairman), Mr. Schneider, Mr. Henkel, Mr. Schenk, Mr. Wendlandt and Mr. de Win.
Share Ownership
      Because the shares of Bayer AG are in bearer form, we cannot obtain precise information as to their holders. To the best of our knowledge, however, no member of the Supervisory Board or the Board of Management beneficially owns shares of Bayer AG totaling one percent or more of all outstanding shares.
Compensation
      The members of our Board of Management receive a base salary, a fixed supplement and a variable bonus. The variable bonus for a given year is tied to the attainment of our Group gross cash flow target. In addition, the members of our Board of Management may participate in a cash-settlement-based stock option program if they place shares of their own into a special deposit account. In 2004, we paid salary and bonus compensation totaling €6,518,626 (2003: €4,431,023) to the members of our Board of Management who were active on the Board as of December 31, 2004. Of this amount €2,750,589 represented base salary and fixed supplement (both aggregated under the term “fixed salary”) and €3,665,880 represented variable bonus. The Board members also received remuneration in kind totaling €102,157 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.
      Active members of the Board of Management are entitled to receive pension up from the age of 60. The yearly pension entitlement is based on at least 30 percent of the sum of the last yearly base salary and fixed supplement. This percentage increases over time depending on years of service as a Board member and determines the final target pension level which is capped at 80 percent.
      Emoluments to retired members of the Board of Management and their surviving dependents amounted to €9,917,575 (2003: €10,184,254). We currently pay former and retired members of the Board of Management a monthly pension equal to 80 percent of the last monthly base salary received while in service, a percentage that is adjusted every three years taking into account the official German consumer price index (Verbraucherpreisindex). These amounts are in addition to any amounts they receive as a result of their participation in the Bayer pension plan described below. See — Employee Pension Plan.
      Pension provisions for former members of the Board of Management and their surviving dependents amounted to €109,174,509 (2003: €107,557,924).
      In 2000, we implemented our Stock Option Program, under which we may grant “option rights” to members of the Board of Management. The cash value that these option rights entitle holders to receive will vary substantially depending on certain performance benchmarks; if minimum benchmarks are not reached, the holder is not entitled to exercise the option rights. From the 2004 tranche of the Stock Option Program, the members of the Board of Management received a total of 32,025 option rights on the basis of their own investments. These rights are initially blocked for three years, followed by a two-year exercise period. See below, — Employee option plans — Stock Option Program.
      The following table shows the remuneration components of those individual members of our Board of Management who were active on the Board as of December 31, 2004.

Remuneration of the Members of the Board of Management

						Stock Option Rights
						(2004 Tranche)
			Fixed	Variable
	Period	Base Salary	Supplement	Bonus	Total	Units	Market Value

			(Euros)
Klaus Kühn	Jan.-Dec. 2004	408,417	170,647	771,120	1,350,184	6,735	212,355
Dr. Udo Oels	Jan.-Dec. 2004	411,613	170,647	771,120	1,353,380	6,735	212,355
Dr. Richard Pott	Jan.-Dec. 2004	408,627	170,647	771,120	1,350,394	6,735	212,355
Werner Wenning	Jan.-Dec. 2004	711,359	298,632	1,352,520	2,362,511	11,820	372,685
      The following table shows the remuneration paid to individual members of the Supervisory Board who were active on the Board as of December 31, 2004. Employee representatives, who receive salaries from us unrelated to their work on the Supervisory Board, are identified by an asterisk. The aggregate amount of the salaries they received in 2004 in their capacities other than as members of the Supervisory Board is €615,349.

Remuneration of the Members of the Supervisory Board

	Basic	Variable
	Remuneration	Remuneration	Totals

	(Euros)
Dr. Paul Achleitner	40,000	6,000	46,000
Dr. Josef Ackermann	40,000	6,000	46,000
*Karl-Josef Ellrich	50,000	7,500	57,500
*Erhard Gipperich	70,000	10,500	80,500
*Thomas Hellmuth	40,000	6,000	46,000
Prof. Dr.-Ing. e.h. Hans-Olaf Henkel	50,000	7,500	57,500
Dr. h.c. Martin Kohlhaussen	70,000	10,500	80,500
John Christian Kornblum	40,000	6,000	46,000
*Petra Kronen	50,000	7,500	57,500
Dr. Heinrich von Pierer	50,000	7,500	57,500
*Wolfgang Schenk	50,000	7,500	57,500
Hubertus Schmoldt	50,000	7,500	57,500
Dr. Manfred Schneider	120,000	18,000	138,000
Dieter Schulte	40,000	6,000	46,000
Dipl.-Ing. Dr.-Ing. e.h. Jürgen Weber	40,000	6,000	46,000
Siegfried Wendlandt	50,000	7,500	57,500
*Reinhard Wendt	40,000	6,000	46,000
*Thomas de Win	50,000	7,500	57,500
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	40,000	6,000	46,000
Dr. Hermann Wunderlich	40,000	6,000	46,000
      There were no loans to members of the Board of Management or to members of the Supervisory Board outstanding as of December 31, 2004.

Board of Management severance plan
      Beginning in 2001, we established a severance plan for the members of our Board of Management. This plan provides for payments to Board members if their relationship with Bayer AG ends or is terminated in certain circumstances. In 2004, we replaced the previous change in control provision with a general severance indemnity clause, which main elements are as follows:
      If a member of the Group Management Board is not offered a new service contract upon expiration of his existing service contract because he is not reappointed to the Board, or if the member is removed from the Board in the absence of grounds for termination without notice, he will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a maximum period of 60 months less the period for which the Board member was released from his duties on full pay.
      In the event of a change in control and termination of the service contract within 12 months thereof by mutual consent or due to expiration of the service contract or voluntary termination by the Board member, the Board member will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a period of 60 months, not counting the period for which he was released from his duties on full pay.
      His pension entitlement is based on the final target pension level if this has not already been reached.

Employee option plans
      The Bayer Group’s stock compensation programs comprise both individual agreements and standard plans. Individual stock compensation agreements give the company scope to link remuneration components to the stock price or future stock price trends. They may be contingent upon the attainment of agreed targets, or they may be granted in recognition of services already rendered. Under such agreements the Bayer Group does not allocate shares, but instead makes equivalent cash payments.
      In 2004, for the first time, the Bayer Group had to record provisions of €2 million for future payments under such individual agreements. The maximum expense to which the Group is exposed over a five-year period under present agreements is equivalent to the value of 355,226 Bayer shares.
      The three types of standard stock compensation program that are currently in place to provide employees and management with an opportunity to earn Bayer AG shares were first launched in 2000. We offer the stock option program for members of the Board of Management and senior executives, the stock incentive program for middle management and equivalent employees and the stock participation program for junior management and other employees.
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
      We may implement our employee option programs in annual tranches. Each tranche has separate terms, holding periods and other key parameters as described below for 2004, in each case keyed to the starting date of that tranche.

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
      In 2004, participants in our stock option program received a total of 174,963 option rights. The current tranche started on August 31, 2004. Based on this start date, an “outset value” was calculated at €21.04 by averaging the Bayer share price over the ten trading days immediately preceding August 31, 2004. The adjustment that was required due to the change in the capital structure (LANXESS spin-off) yielded a corrective factor of 1.0669 by which this outset value needs to be reduced: the new value is €19.72. Based hereon, the performance criterion will start to pay off at a price of €24.65 (€19.72 + 25 percent).

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
      Based on the number of Bayer AG shares that participants in the stock incentive program deposited in the tranche for 2004 (53,970 shares in total), participants are eligible to receive a total of 57,581 shares on the tranche’s future distribution dates, assuming satisfaction of the performance criterion on each such date and assuming that these participants do not remove any shares from deposit during the term of the tranche. This already includes the adjustment that was required due to the change in the capital structure (LANXESS spin-off), which yielded a corrective factor of 1.0669.

Stock Participation Program
      Our stock participation program has two components, Module 1 and Module 2. Employees not covered by the stock option program or stock incentive program may generally participate in both Module 1 and Module 2.
      The Module 1 program, like the stock incentive program, requires participants to deposit Bayer AG shares in a special account. As with the stock incentive program, participants in the stock participation program may sell their deposited Bayer AG shares during the term of the tranche; any shares they sell are no longer counted in calculating the amount of incentive payments on subsequent distribution dates for that tranche. In any given annual tranche, participants may deposit shares in a maximum aggregate value equal to half their performance-related bonus for the previous year.
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
      Based on the number of Bayer AG shares that participants in Module 1 of the stock participation program have deposited in the tranche for 2004 (352,110 shares in total), participants are eligible to receive the financial equivalent of a total of 187,833 shares on the future distribution dates, assuming that these participants do not remove any shares from deposit during the term of the tranche. This already includes the adjustment that was required due to the change in the capital structure (LANXESS spin-off), which yielded a corrective factor of 1.0669.
      In addition, under the 2004 tranche of Module 2, each participant may purchase 20 Bayer AG shares per year at a tax-free discount of €6.75 per share below the then-prevailing market price. These shares may not be sold until December 31, 2005. Participants may not include shares that they purchase under Module 2 among the shares they deposit under Module 1.
Employees
      The following tables set forth the average number of employees in continuing operations during 2002, 2003 and 2004 by area of primary activity and an approximate breakdown of employees as of December 31, 2002, 2003 and 2004 by geographical region:

		Employees by Activity
		Average for

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
Technology	66,051	(4.85)	62,850	(4.25)	60,178
Marketing	35,985	(3.39)	34,765	(2.70)	33,828
Administration	10,035	(9.69)	9,063	3.44	9,375
Research	12,521	(7.34)	11,602	(9.98)	10,444

Total	124,592	(5.07)	118,280	(3.77)	113,825

	Breakdown by Region
	As of December 31,

		Change from		Change from
	2002	Previous Year	2003	Previous Year	2004

		(%)		(%)
Europe	70,100	(5.71)	66,100	(2.72)	64,300
North America	24,600	(5.28)	23,300	(4.29)	22,300
Asia/ Pacific	15,400	(9.74)	13,900	1.44	14,100
Latin America/ Africa/ Middle East	12,000	(4.17)	11,500	2.61	11,800
Corporate	500	20.00	600	(16.67)	500

Labor Relations
      The union-organized employees at our German sites belong to several unions, the most important of which is IG BCE, the German Mining, Chemical and Energy Industrial Union. We do not negotiate collective bargaining agreements directly with these unions to cover our employees. Instead, in accordance with German practice, unions negotiate agreements with industry-wide employers’ associations, in our case, the German Chemical Industry Association.
      In Germany, employers’ associations and unions typically negotiate collective bargaining agreements annually. However, collective bargaining agreements may be entered into for longer terms. The current agreement that covers our employees has a term of 13 months and began in May 2004. It grants employees a lump-sum payment of 0.6 percent of the previous monthly collectively agreed salary (monatliches Tarifentgelt) multiplied by 12. In the second month of the agreement, employees are granted a salary increase of 1.5 percent over the monthly collectively agreed salary and receive the adjusted salary over the remaining term of the agreement. A German collective bargaining agreement governs the employment of all employees up to a certain level organized in the relevant union. At Bayer, even the employees in the employee groups governed by collective bargaining agreements, who are not union members, are granted rights under the collective bargaining agreements by means of reference in the individual agreements.
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
      Each Bayer site in Germany has a works council (Betriebsrat), elected by all non-management employees. Members serve a four-year term; the last elections took place in March 2002. The works councils facilitate communications between management and staff at the site level. A joint works council (Gesamtbetriebsrat) serves a similar purpose at the company-wide level and the same applies to the Group works council (Konzernbetriebsrat) at Group level, Germany-wide. The rights and responsibilities of works councils are set forth in the German Works Council Constitution Act (Betriebsverfassungsgesetz). Within the given framework of laws and collective bargaining agreements, works councils have participatory rights on site and company level with respect to managing staff-related issues as well as working conditions such as:

•	working hours (namely, beginning and end of daily working hours);

•	vacation guidelines;

•	social services (e.g., subsidized cafeterias); and

•	distribution guidelines for performance-related bonuses.
      A works council has generally no authority, however, to negotiate with an employer on wage and salary compensation or other issues included or typically included in collective bargaining agreements between employers’ associations and labor unions, unless the relevant collective bargaining agreement provides otherwise. Under German labor law, employees may not legitimately strike during the term of the collective bargaining agreements. The provisions of the applicable collective bargaining agreements determine whether the right to strike in request of issues not covered by the applicable collective bargaining agreements is also excluded during such term. Works councils generally have no legal authority to call a work stoppage. On the European level, we put in practice a customized procedure for information and consultation of employee representatives based on a voluntary agreement between Bayer AG and the Group works council (Europaforum).
      Associated with restructuring measures within the Bayer Group, on November 7, 2003, the Board of Management and the employee representatives of the Supervisory Board agreed upon principles for the extension of the existing agreement with the joint works council dated December 12, 2000 for safeguarding employment at several of our major German sites, taking effect January 1, 2004. Collective agreements with the competent representative bodies were signed June 30, 2004 and July 1, 2004 respectively. Under these principles, an act of solidarity by all employees at German Bayer locations allows us to maintain 1,000 full time equivalent

(FTE) positions more than previously planned. By reducing performance-related variable income of all employees of German sites covered by the agreement by up to 10 percent, personnel costs for temporarily-unassigned employees are covered. On the basis of these options for cost cuts, we agreed that we would not, except in exceptional circumstances, lay off employees at our Leverkusen, Dormagen, Krefeld-Uerdingen, Elberfeld and Brunsbüttel sites for operational reasons before December 31, 2007. If exceptional circumstances arise that are beyond our control and lead to an overcapacity of employees, we have agreed to negotiate with the joint works council in order to find a solution that will serve the interests of the company and the employees to the greatest possible extent. In accordance with the agreements, performance-related variable income for 2004 was reduced by 3.5 percent.

Employee Pension Plan
      All employees who have not reached the age of 55 before entering into employment with Bayer AG and its group management companies must join Bayer AG’s pension fund (Bayer-Pensionskasse). As a member of the Pensionskasse, an employee makes a monthly contribution of 2 percent of his or her monthly salary (up to the threshold for the statutory pension insurance (gesetzliche Rentenversicherung), which for 2004 was €5,150 per month or €61,800 per year) to the pension fund. These contributions are withheld from the member’s salary. Bayer AG and its group management companies also contribute to the Pensionskasse. Upon retirement, the employee is entitled to receive a monthly basic pension payment (Grundrente) from the Pensionskasse if the employee was employed by Bayer AG or its group management companies, or was a member of the Pensionskasse, for at least five years. Employees whose annual salary exceeds the annual salary threshold for statutory pension insurance (gesetzliche Rentenversicherung) as set forth above by up to €46,800 are entitled to receive an additional monthly pension payment from an additional pension plan (Zusatzrente), for which book reserves are included in the balance sheet. Employees whose annual earnings exceed the total of €61,800 plus €46,800 may become eligible for the grant of an individual pension promise. Bayer AG and its group management companies also include these individual pension entitlements as book reserves in the balance sheet. The above-described pension plan has been closed for employees entering into employment after December 31, 2004. For these employees, a new pension plan has been implemented. They will be members of the “Rheinische Pensionskasse” (RPK) instead of “Bayer-Pensionskasse” and will then receive a monthly basic pension payment (Grundrente) from the RPK. Additional pension payments (Zusatzrente) for employees whose annual salary exceeds the threshold for the statutory pension insurance will still be financed by book reserves.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      Under our Articles of Association, each of our ordinary shares represents one vote. Major shareholders do not have different voting rights.
      Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a listed German company must notify that company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5, 10, 25, 50 and 75 percent of the company’s outstanding voting securities. One shareholder, Allianz AG, has informed us on January 12, 2005 pursuant to section 21 (1) of the German Securities Trading Act (Wertpapierhandelsgesetz) that its share of voting rights in our company fell below 5 percent on January 6, 2005, and has since been at 4.76 percent. As of March 3, 2005, no other shareholder has notified us that it has crossed any of the thresholds of the German Securities Trading Act. We are therefore not aware of any single shareholder holding 5 percent or more of our outstanding shares as of March 3, 2005. Allianz AG does not have any different voting rights.
      Because the shares of Bayer AG are in bearer form, we cannot obtain precise information as to the identity of shareholders or the distribution of the shares among them. From time to time, however, we conduct surveys, using the assistance of banks, to form estimates as to Bayer AG’s shareholder base. Our last such survey measured our shareholder structure as of June 1, 2001. The survey recorded responses with respect to 95.6 percent of our approximately 500,000 shareholders. Of this number, 94 percent were individuals, who together owned 24 percent of the shares. Approximately 55,000, or 12 percent, of the individual shareholders were Bayer employees, who together held approximately 2 percent of Bayer AG’s outstanding shares. Institutional investors (e.g., banks, insurance companies and investment funds) held another 67 percent of the shares. Shareholders in Germany numbered approximately 437,000 and owned 61 percent of the shares. Approximately 59,000 shareholders in 135 other countries held 39 percent of the shares. Of this group, British shareholders held approximately 10 percent, and U.S. shareholders approximately 8 percent, of the shares.
      To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person severally or jointly, and there are no arrangements which may result in a change of control.
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
      During our most recent full fiscal year and through the date of this annual report on Form 20-F, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions that are material to us or any of our related parties and that are unusual in their nature or conditions. We have not made any outstanding loans to or for the benefit of:

•	enterprises that, directly or indirectly, control or are controlled by, or are under common control with, us (except at arm’s length conditions in the ordinary course of business);

•	enterprises in which we have significant influence or which have significant influence over us (except at arm’s length conditions in the ordinary course of business);

•	shareholders beneficially owning a 10 percent or greater interest in our voting power;

•	key management personnel; or

•	enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.
Interests of Experts and Counsel
      Not applicable.

Item 8.	Financial Information
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

Ciprofloxacin-related actions
      Patent-related actions. In January 1997, Bayer AG and Bayer Corporation settled a patent infringement suit against Barr Laboratories, Inc. This suit had arisen when Barr filed an ANDA (IV) seeking regulatory approval of a generic form of Bayer’s ciprofloxacin anti-infective product, which we sell in the United States under the trademark Cipro. Under the settlement agreement, Barr and Rugby Laboratories Inc., another generic manufacturer that supported Barr during the infringement suit, agreed to dismiss the litigation, acknowledging the validity and enforceability of Bayer’s patent rights, and we agreed to pay each company U.S.$24.5 million. The agreement gave us the option, until our patent expired in 2003, to supply Barr and Rugby’s then parent company Hoechst Marion Roussel Inc. with ciprofloxacin products, which they could then market under a license from Bayer using a single trade name, or else to make quarterly cash payments. Since concluding the settlement agreement, we opted to make payments. As of June 9, 2003, Barr began selling ciprofloxacin hydrochloride tablets in the United States using licensed product purchased from Bayer. Shortly after settling this suit, we applied to the U.S. Patent and Trademark Office for a re-examination of our patent. The Patent and Trademark

Office reissued the patent in February 1999. In addition, Bayer’s Cipro patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer’s patent was upheld. See below, — Antitrust actions.
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
      In January 2002, Bayer filed a motion to dismiss all of the cases pending in the District Court for the Eastern District of New York, and the plaintiffs filed motions for partial summary judgment that the conduct alleged in the complaints constitutes an agreement that is unlawful on its face. In May 2003, the district court denied the plaintiffs’ motions for partial summary judgment, concluding that the alleged conduct was not per se anticompetitive under U.S. antitrust laws. The district court also denied Bayer’s motion to dismiss, except as to the consumer protection group lawsuit. In May 2004, Bayer moved for summary judgment on all of plaintiffs’ antitrust claims, including certain plaintiffs’ claims related to Bayer’s actions during the prosecution of the Cipro patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs’ patent-related claims on grounds that these claims do not state a claim for relief under the anti-trust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. The district court has announced its intention to rule on Bayer’s motion no later than March 31, 2005.
      Currently pending in California state court is a class action brought on behalf of indirect purchasers. The case is currently stayed pending the Eastern District of New York’s decision on summary judgment in the federal cases. No other court has certified a class. Bayer is also involved in state court proceedings in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases have been dismissed by the trial courts and plaintiffs have appealed the dismissals. The Kansas court has denied the motion to dismiss.
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

Moxifloxacin-related actions
      In February 2004, Bayer AG and Bayer Corporation received separate ANDA (IV)s from the generic manufacturers Dr. Reddy’s Laboratories, Ltd., Dr. Reddy’s Laboratories, Inc. and Ranbaxy Laboratories Limited stating that they had filed ANDAs seeking regulatory marketing approval for allegedly bioequivalent versions of our brand name product, the respiratory tract anti-infective, Avelox®. Dr. Reddy’s sought the approval for its generic product prior to the expiry of three Bayer patents protecting the active ingredient of Avelox®, moxifloxacin. Ranbaxy sought approval of their generic product to be effective after two of Bayer’s patents expired and prior to the expiry of the third. Bayer filed a patent infringement suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories Inc. in the United States District Court in Delaware alleging infringement of two U.S. patents which cover the active ingredient moxifloxacin. Dr. Reddy’s alleged that the patents are invalid, not infringed and unenforceable. We believe that we have meritorious claims and defenses in this action and intend to pursue them vigorously. A trial has been scheduled for Spring 2006. By the timely filing of suit against Dr. Reddy’s the regulatory approval proceedings will be delayed as provided under applicable laws. Bayer has not to date filed an action against Ranbaxy Laboratories Limited. If we lose a case in which we seek to enforce our patent rights, we could sustain a loss of future revenues as other manufacturers begin to market products we developed.

Vardenafil-related actions
      In September 2003, Bayer AG, Bayer Corporation and SmithKline Beecham Corporation were sued by Pfizer Inc. and certain of its affiliates in the United States District Court in Delaware, alleging that Bayer and GlaxoSmithKline were infringing a Pfizer patent by, inter alia, marketing their co-promoted product, Levitra®, for the treatment of erectile dysfunction.
      In some other countries, further proceedings were pending, in part infringement actions initiated by Pfizer, in part patent nullity proceedings initiated by Bayer.
      In December 2004, Bayer, GlaxoSmithKline and Pfizer entered into an agreement on a worldwide basis to settle these patent infringement and nullity proceedings. We do not expect the terms of this settlement to have a material adverse effect on our financial condition or results of operations.

Aventis Behring actions
      Patent Litigation. In April 2003, affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring L.L.C., filed a lawsuit against Bayer Corporation and Bayer HealthCare LLC in the United States District Court for the Eastern District of Pennsylvania, alleging that Bayer’s manufacture and distribution of Kogenate®, constitutes an infringement of U.S. Patent No. 5,565,427. Bayer denied the allegation that manufacturing and distribution of Kogenate® is infringing any valid and enforceable patent of Aventis or its affiliates, and averred that Bayer’s contract with Aventis Behring for the supply of a recombinant factor VIII product known as Helixate® to Aventis Behring provides for any necessary license, if Aventis or its affiliates hold a valid patent.
      In December 2003, the U.S. Patent and Trademark Office granted the patent owner’s request for a reexamination of the patent. In March 2004, the federal district court ordered a partial stay of the proceedings pending the completion of the reexamination while limited discovery is ongoing. We believe we have meritorious defenses in this patent infringement action and intend to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
      Contract Litigation. In December 2003, Aventis Behring LLC filed a suit against Bayer Corporation and Bayer HealthCare LLC in the Court of Common Pleas of Montgomery County, Pennsylvania, alleging that Aventis Behring has been damaged as a result of Bayer’s breach of a contract to supply Aventis Behring with agreed-upon quantities of Helixate®. Preliminary discovery in this matter is now ongoing. We believe we have meritorious defenses to this contract claim and will defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

ADVIA Centaur®-related actions
      Patent-related action. In February 2003, Bayer HealthCare LLC sued Abbott Laboratories in the U.S. District Court for the District of Delaware alleging that Abbott’s Architect® immunoassay analyzer infringes four Bayer U.S. patents protecting Bayer’s ACS:180® SE Automated Chemiluminescence System. A jury trial in this case is scheduled for late 2005.

      In September 2004, Abbott filed suit in the U.S. District Court for the District of Delaware against Bayer HealthCare LLC and Bayer Corporation alleging that Bayer is infringing three U.S. patents by the operation of Bayer’s ADVIA Centaur® Immunoassay System. Bayer believes that it has meritorious defenses in this patent infringement action and intends to defend itself vigorously. A jury trial in this case is scheduled for mid 2006. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Product liability proceedings
      HIV/HCV-related actions. During the past decade, Bayer Corporation, as well as other fractionators of plasma products, have been involved in lawsuits alleging that hemophiliacs became infected with the human immunodeficiency virus (HIV), or ultimately developed AIDS, by using clotting factor concentrates derived from human plasma. Plaintiffs have brought actions on these grounds in the United States, Ireland, Italy, Taiwan, Argentina, Canada, Japan and Germany. All of the actions brought on these grounds by residents of the United States have been resolved. Other actions brought on these grounds outside the United States are still pending.
      In June 2003, a U.S. law firm filed a putative class action against Bayer Corporation and other manufacturers on behalf of non-U.S. residents claiming compensation for HIV/ HCV (hepatitis C virus) infections allegedly acquired through blood plasma products manufactured in the U.S. In September 2003, plaintiffs amended the complaint to include class action allegations on behalf of U.S. residents claiming compensation for HCV infections. The case has been transferred from the Northern District of California to the U.S. District Court for the Northern District of Illinois for coordinated discovery and other pre-trial proceedings. The court recently denied the plaintiffs’ motion to certify a class. In addition to the June 2003 matter, non-U.S. residents have filed and served seventeen additional cases against Bayer Corporation as of March 7, 2005, claiming compensation for HIV/HCV infections allegedly acquired through blood plasma products manufactured in the U.S. Six of these cases brought by non-U.S. residents also name Bayer AG as a defendant. All of these matters have been transferred to the Northern District of Illinois. These matters are at an early stage.
      We believe that we have meritorious defenses to the HIV/HCV and remaining HIV-related actions and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. Depending on the progress of the litigation, we will continue to consider the need to establish provisions, which may have an adverse effect on our results of operations, financial position or cash flows.
      Cerivastatin-related actions. In August 2001, Bayer voluntarily ceased marketing Baycol, the cerivastatin anticholesterol product, in response to reports of serious side effects in some patients. As of February 18, 2005, approximately 6,100 lawsuits are pending in the United States in both federal and state courts, including putative class actions. The actions in the United States have been based primarily on theories of product liability, consumer fraud, medical monitoring, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of cerivastatin and the establishment of a trust fund to finance the medical monitoring of former cerivastatin users. The federal cases were transferred to the U.S. District Court for the District of Minnesota for coordinated discovery and other pre-trial proceedings. A motion for certification of nationwide personal injury, medical monitoring and economic refund classes was denied by this court on September 17, 2003. Similarly, on December 15, 2003, the Circuit Court of Cook County, Illinois denied a motion to certify a class action. On June 16, 2002, the Oklahoma District Court of Pottawatomie County certified a class of all Oklahoma residents who took cerivastatin and sustained muscular/skeletal injuries as a result. The Oklahoma appellate courts have upheld the trial court’s ruling and the case will proceed as a class. On March 19, 2004, the Philadelphia County Court of Common Pleas in Pennsylvania certified a medical monitoring class of persons in Pennsylvania who took cerivastatin and have not been diagnosed with the diseases specified in the certification order. The appellate court denied our request for leave to appeal this ruling and the case will proceed as a class. The certification of a class is unrelated to a determination of our liability.
      As of February 18, 2005, 80 actions are pending against other companies of the Bayer Group in other countries, including class actions in Canada. In August 2003, the Supreme Court of British Columbia certified a class of all persons resident in British Columbia who ingested Baycol. Bayer appealed this ruling. Before the appeal was heard the parties in March 2004 agreed to a settlement. In January 2004, Bayer also signed settlement agreements with lawyers representing plaintiffs in Baycol litigation pending in the remaining provinces of Canada. These agreements together establish a procedure to resolve claims of rhabdomyolysis for all Canadian residents. To facilitate an efficient implementation of the agreement, the parties have agreed to a settlement class. This has been approved by the respective courts. In July 2004, the Supreme Court of Newfoundland and Labrador certified a class action for Newfoundland and Labrador residents who claim personal injury from Baycol other than rhabdomyolysis. Residents of Nova Scotia, Prince Edward Island and New Brunswick were allowed to opt in to the proceedings. The Court of Appeals in Newfoundland recently denied Bayer’s request for leave to appeal the class certification. In January 2005 the Court of Queen’s Bench for Manitoba granted plaintiffs’ motion to certify a class action for residents of Manitoba, British Columbia, Alberta, and Ontario who claim personal injury from Baycol other than rhabdomyolysis. Bayer is pursuing an appeal of these rulings.
      Bayer expects additional lawsuits to be filed in the United States and elsewhere. Four U.S. cases have been tried to date, all of which resulted in a verdict in our favor. We recently tried a case before a judge in a court of limited jurisdiction in Alabama and are awaiting the judge’s decision.
      Following an agreement reached with the majority of the insurers in the cerivastatin litigation the company had taken accounting measures in the fiscal year 2003 which resulted in a charge to income of €300 million in excess of the expected insurance coverage. Further insurers have since acceded to the agreement concluded in the spring of 2004 under which the insurers have withdrawn the reservation of rights customary in these cases. Negotiations with one remaining insurer are ongoing. A €47 million charge to the operating result was recorded in 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs.
      Due to the considerable uncertainty associated with the remaining proceedings, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation. Without acknowledging any liability, we have settled 2,938 cases worldwide as of February 18, 2005, resulting in settlement payments of approximately U.S.$1.114 billion.
      Bayer will continue to offer fair compensation to people who experienced serious side effects while taking cerivastatin on a voluntary basis and without concession of liability. In cases where an examination of the facts indicates that cerivastatin played no part in the patient’s medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions. In the United States, Bayer co-promoted this product with SmithKline Beecham Corporation. SmithKline Beecham Corporation and Bayer Corporation have signed an allocation agreement under which SmithKline Beecham has agreed to pay 5 percent of all settlements and compensatory damage judgments arising out of actions based on the sale or distribution of cerivastatin in the United States, with each party responsible for paying its own attorneys’ fees. In some countries, criminal proceedings have been initiated by the relevant authorities
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to cerivastatin from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General. Prior to the withdrawal, Bayer had a contract with the Department to provide it with a supply of cerivastatin. Preliminary conversations with the Justice Department indicate that this is a joint Department of Defense/ Food and Drug Administration investigation relating to cerivastatin. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it has acted responsibly and fulfilled its responsibilities to the U.S. government, and will work cooperatively to provide the information requested. Since April 2004, Bayer has received civil investigative demands from 24 states seeking documents regarding the marketing of Baycol. These investigations are being conducted pursuant to consumer protection laws. Bayer is not aware of any complaints filed in connection with these investigations. Bayer believes it has acted responsibly in the marketing of Baycol and will work cooperatively to provide the information requested.
      Phenylpropanolamine (PPA) actions. In late 2000, Bayer voluntarily discontinued marketing over-the counter cough and cold remedies containing the decongestant Phenylpropanolamine (PPA) in the United States in response to a recommendation from the FDA that manufacturers voluntarily discontinue marketing products containing PPA. Bayer also voluntarily discontinued marketing products containing PPA in Canada and in various Latin American countries in late 2000 and in Spain in 2001. The FDA issued this recommendation after one epidemiological study of a small number of patients suggested a possible association between PPA and hemorrhagic stroke in women of certain ages. As of February 11, 2005, approximately 850 lawsuits are pending in the United States against Bayer Corporation. Of these, approximately 550 cases name Bayer as the only manufacturing defendant. In the remaining 300 cases, one or more other manufacturers are also defendants. In addition, there are approximately 290 cases on appeal in federal court where the plaintiffs claims were dismissed by the trial court for failure to comply with procedural requirements. Bayer AG has been named as a defendant in 28 of the pending cases; however, plaintiffs have agreed not to actively pursue their claims against Bayer AG at this time. The MDL Panel has assigned management of the federal court cases to the U.S. District Court for the Western District of Washington. Bayer has obtained dismissals of all but one of many class actions that have been filed. The one remaining class action is pending in Pennsylvania and there has been little activity in that case since it was filed in 2001.
      Two cases have proceeded to trial. On October 13, 2004, in a state court trial in Texas, the jury found a design defect and awarded plaintiff compensatory damages in the amount of U.S.$400,000. The jury rejected plaintiff’s claim for punitive damages. Bayer is appealing this decision. On February 10, 2005, in a state court trial in Utah, the jury returned a verdict in favor of Bayer.
      The PPA claims primarily relate to compensation for alleged damage to health and personal injury, breach of warranty, negligent and reckless misrepresentation, entitlement to subsequent monitoring and reimbursement of the purchase price, and conspiracy to defraud and fraudulently conceal. Claims for punitive damages have also been filed. It is possible that additional actions will be initiated in the United States or in other jurisdictions where products containing PPA were marketed. Bayer believes it has meritorious defenses to these actions and intends to defend them vigorously. Bayer will, at times, consider the option of settling litigation on a case-by-case basis and, without acknowledging any liability, has recently settled a number of cases.
      We have decided to attempt to settle some additional cases with sufficiently developed factual records to permit a meaningful assessment. Bayer has recorded an additional provision during 2004 for those cases and further defense costs in the amount of €16 million. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential liability with respect to the balance of the pending PPA cases and thus additional provisions for such potential liabilities have not yet been made. Since the existing insurance coverage is exhausted it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation which may have a negative effect on the results of our operations, financial position or cash flows.
      Thimerosal actions. Currently Bayer Corporation is a defendant in 19 lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from use of Bayer products containing Thimerosal or phenylmercuric acetate, specifically immunoglobulin injectable products and over-the-counter nasal sprays. Many of these cases involve multiple unrelated plaintiffs.
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

Everest litigation
      The purchaser of Bayer CropScience’s global Everest herbicide business, Arvesta, has filed a lawsuit in the U.S. District Court for the Northern District of California demanding rescission of the asset purchase agreement in connection with the purchase of Everest and return of the purchase price or, alternatively, monetary damages. Arvesta alleges that Bayer CropScience withheld material information concerning the value of certain claims resulting from Everest use in Idaho and that Bayer CropScience misled Arvesta about the amount of Everest that had been used in Canada in 2002 and perhaps other years. Bayer CropScience has filed its answer and discovery is proceeding. Bayer believes it has meritorious defenses in this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Imidacloprid actions
      The French registration on Maize of the Bayer CropScience product containing imidacloprid, Gaucho®, was suspended by the French Ministry of Agriculture in May 2004, until finalization of the review of the active ingredient by the European Commission which is expected in 2007. Bayer CropScience has appealed this decision to the Conseil d’Etat.
      In the United States, keepers of honeybees and honeybee hives have filed a putative class action against Bayer in the U.S. District Court for the Middle District of Pennsylvania alleging that imidacloprid caused damage to their honeybees, to the honey, the wax and the beekeeping equipment. This proceeding is at a preliminary stage. It is not possible to estimate accurately potential liability in this case. Bayer believes it has meritorious defenses and intends to vigorously defend this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Fipronil action
      Pending before a state court in Louisiana is a case brought against Bayer CropScience LP on behalf of crawfish processors and buyers seeking to recover lost profits and other damages allegedly arising from their inability to purchase crawfish for processing and resale. The case follows the 2004 settlement of litigation with crawfish growers who had alleged damage to their crawfish crops and harvesting ponds following use of a Bayer CropScience product containing fipronil. In the current case, the crawfish processors and others who buy from these crawfish growers are seeking to recover lost profits and other damages allegedly arising from their inability to purchase crawfish for processing and resale. The case is at a preliminary stage. Bayer believes it has meritorious defenses and intends to vigorously defend this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

BASF Fipronil claim
      BASF notified Bayer CropScience AG of a claim, which was based on the allegation that Bayer CropScience AG in connection with the sale of its fipronil business to BASF willfully misled BASF by not disclosing updated business developments with respect to fipronil in Brazil and Korea in the third quarter of 2002 and not disclosing updated business expectations for 2003 and the following years. Bayer CropScience AG and BASF signed a settlement agreement in February 2005 for the purpose of settling these and other claims relating to the divestment of fipronil. We do not expect the terms of this settlement to have a material adverse effect on our financial condition or results of operations.

Limagrain indemnity claim
      In July 2004, Bayer CropScience Inc., as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain is seeking indemnification from Bayer CropScience for liability Limagrain has incurred to a third party, Midwest Oilseeds. This liability arises from a judgment entered against Limagrain and in favor of Midwest Oilseeds for U.S.$40 million, plus interest and costs and stems from an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Rhone Poulenc Inc. sold its assets relating to this business unit to Limagrain in 1994. Limagrain seeks indemnification pursuant to the terms of the 1994 Asset Purchase Agreement with Rhone Poulenc Inc. The total amount sought by Limagrain which includes the judgment, interest and costs is approximately U.S.$60 million. The judgment against Limagrain was upheld on appeal. The arbitration hearing is scheduled for October 2005.

      In a parallel proceeding, Limagrain in France has sued Bayer CropScience SA, as successor in interest to Rhone Poulenc Agrochimie SA, for recovery of the judgment amount it is obligated to pay Midwest Oilseeds. The suit arises in part pursuant to a warranty provision in a shareholders agreement between Rhone Poulenc Agrochimie SA and a related Limagrain entity. Rhone Poulenc sold its shares held pursuant to the shareholders agreement in 2001. Bayer believes it has meritorious defenses and intends to defend these actions vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Average wholesale price manipulation proceedings
      Twenty-three pending lawsuits allege that a number of pharmaceutical companies, including Bayer Corporation, manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. A number of these actions are private class actions alleging injury to patients or payors. Some of these actions are brought by government entities.
      Seventeen of the suits are pending in federal court and six are pending in various state courts. All of the suits in federal court have been or are expected to be transferred to the United States District Court for the District of Massachusetts for coordinated pretrial proceedings. Two of the suits filed in federal courts and one of the state suits name Bayer AG together with Bayer Corporation as defendants.
      Bayer, along with other defendants, moved to dismiss the Amended Master Consolidated Complaint filed in June 2003 governing most of the private party class actions. In February 2004, the court granted the defendants’ motion in part and denied it in part. Discovery is proceeding.
      Bayer believes prior settlements between Bayer and certain U.S. states may preclude recovery by those states in pending cases that relate to similar claims. One state voluntarily dismissed Bayer from its suit in January 2005 in reliance on the settlement. Two other states have had their claims dismissed in part based on the settlement.
      In February 2005, a state court in Pennsylvania dismissed that state’s suit against all defendants. The court allowed leave for the state to submit an amended complaint within 30 days.
      We believe that we have meritorious defenses in these actions and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is not possible to accurately estimate potential liability. Depending on the progress of the proceedings, we will continue to reconsider the need to establish provisions, which may have a negative effect on the results of our operations, financial position and cash flows.

Rubber-related actions-Polyester polyols investigation/ Urethane-related products actions
      Bayer AG and certain of its subsidiaries are the subjects of criminal and civil investigations being conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”), the Directorate General for Competition of the European Commission (“EC”), and the Canadian Competition Bureau (“CCB”) (collectively, the “Competition Authorities”). The Competition Authorities are investigating potential violations of their respective antitrust or competition laws involving certain of Bayer’s rubber-related lines of business.
      Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer’s rubber chemicals, ethylene propylene diene monomer (“EPDM”) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer AG agreed with the DOJ to plead guilty and pay a fine of U.S.$66 million. The sentencing court approved the agreement on December 9, 2004. To settle charges related to allegations that its NBR business unit engaged in anti-competitive activities between May 2002 and December 2002, Bayer AG agreed with the DOJ to plead guilty and pay a fine of U.S.$4.7 million. The sentencing court approved the agreement on December 8, 2004. Bayer AG has paid both the rubber chemicals fine and the NBR fine. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its rubber chemicals and NBR business, provided Bayer continues to cooperate with the DOJ’s ongoing investigations. Bayer AG is currently cooperating with the DOJ and the CCB with respect to their investigations of possible anti-competitive behavior involving a further product attributable to the former rubber-related lines of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these proceedings. Conditional amnesty requires continued cooperation by Bayer. The EC is conducting civil investigations of potential violations of European competition laws involving Bayer’s rubber chemicals, EPDM and NBR lines of business. Provisions in the amount of €50 million were established in 2003 with respect to the EC investigations, although a reliable estimate cannot yet be made as to the actual amount of any fines. Bayer AG and certain of its subsidiaries are currently cooperating with the EC and the antitrust authorities of several member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to the former rubber-related lines of business. The EC and the member state authorities have granted conditional amnesty from the imposition of fines in connection with these proceedings. Conditional amnesty requires continued cooperation by Bayer.
      The CCB is conducting criminal investigations of potential violations of Canadian competition laws involving Bayer’s rubber chemicals, EPDM and NBR lines of business. Bayer AG is in the process of negotiating a settlement agreement with the CCB that would resolve all charges in Canada related to allegations that its rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001.
      Bayer AG and certain of its subsidiaries have been named, among others, as defendants in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including putative class actions pending before various federal courts in the United States, involving rubber chemicals, EPDM, NBR and polychloroprene rubber. In each state court action, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices. The state court plaintiffs seek damages as indirect purchasers of the allegedly affected products. In the federal court actions, the plaintiffs allege the defendants’ participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. These proceedings are at various preliminary stages.
      Bayer AG and certain of its subsidiaries also have been named, among others, as defendants in multiple putative class action lawsuits in three Canadian courts. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber. In the Canadian actions, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various preliminary stages.
      Bayer’s U.S. subsidiary, Bayer Corporation, has been the subject of a criminal antitrust investigation by the DOJ involving adipic-based polyester polyols. On September 30, 2004, Bayer Corporation announced that it had reached agreement with the DOJ to settle charges related to the allegations that Bayer Corporation engaged in anti-competitive activities from February 1998 through December 2002 involving these products. Under the terms of the agreement, Bayer Corporation agreed to plead guilty and to pay a fine of U.S.$33 million. The company established a provision in respect of this settlement in the third quarter of 2004. The agreement, which is subject to court approval, is expected to resolve all criminal charges against Bayer for activities related to its adipic-based polyester polyols business. Adipic-based polyester polyols are a distinct type of a polyol raw material supplied to customers who produce polyurethanes. Adipic-based polyester polyols are not urethanes.
      Bayer Corporation also has been named as a defendant in a putative class action lawsuit in Quebec, Canada, involving polyester polyols. In this Canadian action, the plaintiff has alleged violations based on Bayer Corporation’s alleged participation in a conspiracy to fix the price of polyester polyols. The Canadian plaintiff seeks damages on behalf of a class of direct and indirect purchasers of the allegedly affected products.
      The financial risk associated with all of the above litigation as well as the claims regarding polyester polyols discussed below (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of private claims for damages, is currently not quantifiable, due to the considerable uncertainty associated with these proceedings, so no provisions have been taken in this regard. The company expects that, in the course of the regulatory proceedings and civil damages suits, significant expenses will become necessary that may have a material adverse effect on our results of operations, financial position and cash flows.

      Bayer AG and certain of its subsidiaries have been named, among others, as defendants in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including putative class actions pending before various federal courts in the United States, involving allegations of price fixing involving polyester polyols and/or urethanes and urethane chemicals. These cases are at various preliminary stages.
      Bayer AG and certain of its subsidiaries have also been named, among others, as defendants in multiple putative class action lawsuits in various federal courts in the United States, involving allegations of price fixing involving, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Securities litigation
      Bayer AG, along with certain of its current and former officers and Bayer Corporation have been named as defendants in a purported class action lawsuit pending in the U.S. District Court for the Southern District of New York. The class action alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of our cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following our voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs originally sought unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depository Receipts) between March 6, 1998 and February 21, 2003 at allegedly inflated prices. Defendants filed a motion to dismiss the consolidated amended complaint on January 15, 2004. On September 30, 2004, the Court granted defendants’ motion (with leave to replead) as to claims asserted on behalf of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges, claims involving statements made prior to August 4, 2000, and claims asserted against two of the four individual defendants. The Court denied the remainder of the motion. On January 14, 2005, the lead plaintiff filed an amended complaint that repleaded claims asserted on behalf of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges, but did not replead claims with respect to statements made prior to August 4, 2000 or with respect to the two individuals who had been dismissed. On February 28, 2005, Bayer AG and the remaining defendants filed a motion to dismiss the claims asserted on behalf of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer AG, as do the other defendants, denies liability, believes that it has meritorious defenses to this action and intends to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Asbestos litigation
      We are a defendant in asbestos cases in the United States. The complaints allege that Bayer along with other premises defendants, employed contractors at industrial sites where they were exposed to asbestos and were injured. Plaintiffs contend that Bayer failed to warn them or protect them from the known hazards of asbestos during the 1960s, 1970s and 1980s. The majority of cases are pending in West Virginia and Texas. These states permit asbestos actions in which multiple plaintiffs can sue multiple defendants without specifying which plaintiff has a claim against which defendant. While Bayer may be named as a defendant, each plaintiff may not have a claim against Bayer. Since premises owners now form a new group of targeted corporate defendants in these litigations, these types of actions may have an adverse impact on our results of operations, financial position or cash flows.
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

      We believe that we have meritorious defenses in these actions and are defending them vigorously. Without acknowledging any liability, we have settled a number of these cases in the past. We may, on a case-by-case basis, settle additional cases for reasonable amounts when, in our judgment, settlement is economically feasible given the risks and costs inherent in the litigation. We have made what we believe to be appropriate provisions in light of our experience in handling these cases.
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
      See also Item 3, Key Information — Dividends.
Significant Changes
      Except as discussed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Item 9.	The Listing
Listing Details and Markets
      American Depository Shares (ADSs), each representing one of our ordinary shares, are listed on the New York Stock Exchange and trade under the symbol BAY. The depositary for the ADSs is The Bank of New York.

      The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our shares are traded on Xetra, a computerized trading system operated by Deutsche Börse AG, in addition to being traded on the auction market (floor). Our shares are also listed on the other German stock exchanges, including Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Stuttgart and Munich. In addition, our shares are listed on the Paris, Barcelona, Madrid, Antwerp, Brussels, Amsterdam, London, Milan, Zurich, Luxembourg and Tokyo Stock Exchanges.
      The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Frankfurt Stock Exchange (Xetra) and on the New York Stock Exchange.

	Frankfurt Stock		New York Stock
	Exchange(1)		Exchange(2)

	High	Low	High	Low

	(In euros)		(In dollars)
2000	56.50	38.52	—	—
2001	58.00	23.90	—	—
2002	40.80	17.45	36.00	17.30
2003:
First quarter	22.42	10.28	23.38	11.24
Second quarter	20.60	12.47	24.03	13.60
Third quarter	21.28	18.55	23.93	21.43
Fourth quarter	23.58	17.97	29.41	21.21
Full year 2003	23.58	10.28	29.41	11.24
2004:
First quarter	25.39	19.49	32.15	23.52
Second quarter	23.75	20.08	29.29	24.52
Third quarter	23.68	19.86	29.17	24.33
Fourth quarter	25.44	21.74	34.12	27.00
Full year 2004	25.44	19.49	34.12	23.52
Previous six months:
September 2004	22.22	20.89	27.62	25.22
October 2004	23.16	21.74	28.74	27.00
November 2004	24.42	22.54	32.02	28.80
December 2004	25.44	24.22	34.12	32.34
January 2005	25.10	23.51	33.82	31.06
February 2005	26.79	24.47	35.29	32.58

(1)	The spin-off of LANXESS from Bayer became legally effective on January 28, 2005 and trading in the shares of LANXESS on the Frankfurt Stock Exchange commenced on January 31, 2005. Since January 31, 2005, the Bayer shares have been trading ex LANXESS on the Frankfurt Stock Exchange, and since February 8, 2005, the Bayer ADRs have been trading ex LANXESS on the New York Stock Exchange. The share prices presented here have not been retroactively adjusted for the spin-off.

(2)	From January 24, 2002 for the New York Stock Exchange.
      On March 3, 2005, the closing sales price per Bayer AG ordinary share on Xetra was €26.50 and on the New York Stock Exchange U.S.$34.84.
      The average daily volume of Bayer shares traded on the Frankfurt Stock Exchange (Xetra and floor) for the years 2004, 2003 and 2002 was 3,931,299, 5,405,362 and 3,807,568 respectively. The average daily trading volume on the New York Stock Exchange in 2004 and 2003 was 134,025 and 213,972.

Item 10.	Additional Information
Description of Share Capital
      For a description of material provisions of Bayer AG’s Articles of Association (Satzung), including a discussion of the voting, dividend and other rights of shareholders, see Exhibit 1.1.
      The Board of Management is authorized to repurchase shares for such purposes as distribution to members of the management who are not Board members and to employees of Bayer Group companies in connection with share option programs. This authorization has been extended to October 25, 2005. See Item 6, Directors, Senior Management and Employees — Compensation — Employee option plans.
Material contracts

Relating to LANXESS
      Bayer AG (Bayer) and LANXESS AG (LANXESS) are party to a spin-off and acquisition agreement dated September 22, 2004, which sets forth the assets and liabilities, including in particular the entire equity interest in LANXESS GmbH, transferred by Bayer to LANXESS by way of a spin-off pursuant to section 123 (2) No. 1 of the German Transformation Act (Umwandlungsgesetz). The spin-off, which took retroactive economic effect as of July 1, 2004, became legally effective upon its registration in the Commercial Register (Handelsregister) for Bayer at the Local Court of Cologne (Amtsgericht Köln) on January 28, 2005. Pursuant to the spin-off and acquisition agreement, all of LANXESS’ no par value ordinary bearer shares were granted to the stockholders of Bayer in the ratio of one LANXESS share for every ten Bayer shares. On September 10, 2004, Bayer Chemicals AG and Bayer MaterialScience AG had already transferred Bayer’s chemicals activities and portions of its polymers activities to LANXESS GmbH under two separate spin-off and acquisition agreements.
      Bayer and LANXESS also entered into a master agreement, dated September 22, 2004, pursuant to which Bayer and LANXESS agreed on measures to ensure the formation of the LANXESS subgroup as well as on provisions for the general apportionment of liability as between the parties and special provisions relating to the apportionment of product liability, liability for environmental contamination and liability for antitrust proceedings, in each case arising under administrative, civil and criminal proceedings and settlements thereof. The rules on general apportionment of liability provide that Bayer is to indemnify LANXESS and its affiliates with respect to liabilities of Bayer or its affiliates arising by statute or by application of common law and which were not allocated to LANXESS. In the area of environmental contamination, liability is essentially established based on the contamination of the properties used by the relevant party or its affiliates on July 1, 2004, subject to a ceiling on the liability of LANXESS and its affiliates of €350 million. Bayer is responsible for any claims asserted against LANXESS and its affiliates to the extent to which such claims in total exceed the ceiling. With respect to antitrust proceedings, each party has agreed generally to bear all liability that relates to those antitrust violations committed by it. With respect to products sold by the former Rubber business group, Bayer generally assumed 70 percent of liabilities arising from antitrust proceedings and LANXESS assumed 30 percent. LANXESS’s total liability arising from antitrust proceedings with respect to products sold by the former Rubber business group is generally limited to €100 million. Bayer is responsible for any expenses in excess of this limit incurred by LANXESS and its affiliates arising out of or in connection with these proceedings. Finally, Bayer and LANXESS will generally be liable for any claims arising out of or in connection with defective products that the respective party or its affiliates introduced to the market prior to January 28, 2005.

Relating to Roche
      Pursuant to an share and asset purchase agreement among Roche Holding AG, certain of its affiliates and Bayer HealthCare AG, dated as of July 16, 2004, Bayer agreed to acquire the global activities (except in Japan) of Roche Consumer Health (over-the-counter drugs and vitamins), the Swiss healthcare group’s 50 percent share of the 1996 Bayer/ Roche joint venture in the United States and five Roche production sites in Germany, France, Argentina, Morocco and Indonesia. The provisional acquisition price, before the assumption of debt, is approximately €2,373 million, including about €208 million for the purchase, completed in 2004, of Roche’s 50 percent share of the Bayer/ Roche joint venture in the United States.

      The transaction was approved by the European Commission in November 2004. This approval was the key condition precedent to the closings. The first of several closings, resulting in Bayer HealthCare AG’s attaining control over the majority of the Roche activities that are the subject of the agreement, occurred on January 1, 2005. The parties have a right to terminate the agreement in case certain conditions precedent have not been satisfied or waived by June 30, 2005, chief among them the non-occurrence of a material adverse effect. The sellers’ overall liability under the agreement is generally limited to 30 percent of the purchase price and is generally only triggered if aggregate claims for damages under the agreement exceed CHF 15,000,000.
Exchange controls
      There are currently no German foreign exchange control restrictions on the payment of dividends on the shares or the conduct of our operations.
Taxation
      The following is a discussion of the material U.S. federal income and German tax consequences to you as a Qualified Holder of Bayer AG shares. This discussion is based upon existing U.S. federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report on Form 20-F, all of which are subject to change, possibly with retroactive effect.
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

Taxation of Dividends
      We are required to withhold tax on dividends in respect of the 2004 fiscal year in an amount equal to 20 percent of the gross amount paid to resident and non-resident shareholders. As a Qualified Holder, you are eligible to receive a partial refund of this withholding tax under the Income Tax Treaty (subject to certain limitations), effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. Thus, for each $100 of gross dividend paid by Bayer AG to you, the dividend will be subject to a German withholding tax of $15 under the Income Tax Treaty. The cash received per $100 of gross dividend will thus be $85. For U.S. federal income tax purposes, the gross amount of the dividend, including German withholding tax, will be includible in your gross income. You will not be entitled to the dividends received deduction with respect to any dividends we pay.
      A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5 percent on the withholding tax due. The surtax will equal 1.1 percent (5.5 percent x 20 percent) of the gross dividend. Under the Income Tax Treaty, you will be entitled to a full refund of this surtax.
      Dividends paid to you in euros will be included in income in a U.S. dollar amount, calculated by reference to the exchange rate in effect on the date the dividends are received or treated as received by you. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received before 2009 if the dividends are “qualified dividends”. Dividends that we pay will be treated as qualified dividends if (i) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), and (ii) for dividends paid in the 2005 taxable year, we not a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”) in 2004. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2005 taxable year. If you convert dividends paid in euros into U.S. dollars on the date received or treated as received, you generally should not be required to recognize foreign currency gain or loss in respect of such dividend.

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
http://www.bff-online.de/Steuer Vordrucke/KSt KapSt/AntragErstattungKapE USA.pdf.
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
      Upon a sale or other disposition of Bayer AG shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the Bayer AG shares. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Bayer AG shares exceeds one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2009 is generally subject to a taxation at a maximum rate of 15 percent. The deductibility of capital losses is subject to significant limitations.

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
Documents on display
      You can inspect the documents concerning Bayer AG mentioned in this annual report on Form 20-F during normal business hours at Bayer AG’s headquarters at the Bayerwerk, 51368 Leverkusen, Germany, as well as at the headquarters of Bayer AG’s U.S. subsidiary, Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205-9741.
Memorandum and Articles of Association
      For a description of certain provisions of our Articles of Association, please refer to Item 10 of our registration statement on Form 20-F/ A, filed on January 15, 2002, which is incorporated herein by reference.

Significant Differences in Corporate Governance Practices
      For a description of the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the listing standards of the New York Stock Exchange, please refer to our website at http://www.bayer.com/about  bayer/ corporate  governance/ german  corporate  governance  practices/ page2255.htm. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Market Risk
      The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

•	Currency exchange rate fluctuations. We are exposed to fluctuations between the euro and other major world currencies. The majority of our currency fluctuation risks are between the euro and the U.S. dollar, between the euro and the Japanese yen, between the euro and the Canadian dollar and between the U.S. dollar and the Brazilian real.

•	Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short-and long-term European and U.S. interest rates.

•	Credit risk. We are exposed to credit risk with respect to the counterparties in our transactions.

•	Raw material, commodity and energy price fluctuations. We are exposed to possible increases in raw material, commodity and energy prices. We may not be able to pass any such increases on to our customers.
      Any of these risks could harm our operating results and financial condition.
      From time to time, we enter into hedging arrangements to mitigate our exposure to currency, interest and commodity price risks. Our primary tools for hedging financial risks are over-the-counter derivative instruments, particularly forward foreign exchange contracts, option contracts, interest rate swaps and interest and principal currency swaps, commodity price swaps and commodity price options. As a matter of policy, we enter into these transactions only with counterparties of high credit standing. We have established uniform guidelines and internal controls for the use of these derivatives. We use these instruments only to economically hedge risks arising from our business operations and from related investments and financing transactions. We do not use derivatives for speculative purposes. A portion of our transactions hedge anticipated risks from currency exchange and raw material price fluctuations but do not qualify for hedge accounting under IAS and U.S. GAAP. Such transactions are monitored closely and require authorization by our head of finance, our risk committee (consisting of the head of Finance and the heads of the major divisions within Finance) or the Board of Management. Our Board of Management approved a total loss limit of €20 million per year for foreign exchange hedges. A stronger commitment to hedge against commodity price fluctuations in the context of petrochemical purchases in Europe caused the Board of Management in November 2004 to approve an additional limit of €30 million per quarter and per year for commodity hedges that do not qualify for hedge accounting under IAS and U.S. GAAP. This authorization is valid until further notice.

Sensitivity Analysis
      Sensitivity analysis is a widely used risk measurement tool that allows our management to make judgments regarding the potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency rates, commodity prices and other market rates or prices over a selected time. We use sensitivity analysis because it provides reasonable risk estimates using straightforward assumptions (for example, an increase in interest rates). The risk estimates we provided below assume:

•	A simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10 percent,

•	A simultaneous, parallel commodity price increase of 20 percent in all relevant commodities with respect to which we hold derivatives and

•	A parallel shift of 100 basis points of the interest rate yield curves in all currencies.
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
      Sensitivity analysis is subject to material limitations, consisting of the following:

•	The risk-mitigating effects caused by correlation and diversification among different currencies, commodity prices and interest rate areas or between these different risk exposures are not taken into account. This may lead to an overestimation of risk, since a simultaneous adverse shift in all currencies, commodity prices and yield curves is highly unlikely.

•	Unlike other more complex risk modeling concepts, it applies only two shifts (up or down) in each risk category with the direction causing the adverse outcome chosen. While it is possible to apply more sophisticated risk measurement techniques, it is our view that sensitivity analysis gives decision makers in our non-financial businesses a sufficient warning of potential losses. We may apply further detailed analyses using the specific facts of a given situation to determine if appropriate corrective actions are needed.

•	Sensitivity analyses offer a “snapshot” of exposures at and between specific dates in time. However, there is continuous change in the Other Than Trading Portfolio. For example, positions are continually being opened and closed, assets and liabilities mature and new interest rates take effect. We accept this limitation and whenever we believe that more current information is required, produce either updated sensitivity analyses or utilize other management reporting options to understand in detail the effects of changing market conditions.

•	Sensitivity analyses do not provide an answer to the question of “how long” a sharp rise or fall of market rates will continue. Accordingly, we develop our own market direction projections and obtain other professional predictions that we then use in our financial planning and in modeling earnings impacts.
      We continually refine our risk measurement and reporting procedures, including a periodic re-examination of the underlying assumptions and parameters utilized. Compared to last fiscal year, there have not been any changes that have resulted in material quantitative changes in market risk exposure. The differences between periods principally reflect changes in our exposures and the market rates and prices only.
      The sensitivity analyses included in the risk sections below present the hypothetical loss in cash flows of financial instruments and derivative financial instruments that we held as of December 31, 2004 and 2003. These instruments were subject to changes in foreign exchange rates, commodity prices and interest rates. The range of sensitivities that we chose for these analyses reflects our view of changes reasonably possible over a one-year period.

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
      The “notional amount” of these derivatives is the total nominal value of the underlying transactions. The “fair value” of these derivatives is their repurchase value, based on quoted prices or, in the case of contracts not publicly traded, their values as determined by standard methods, as of a given closing date. The table below shows the notional amount and fair value of the interest rate derivatives we held as of December 31, 2004 and 2003; the fair values quoted disregard any compensating movements in the values of the underlying transactions.

	Notional Amount		Fair value
	As of		As of
	December 31,		December 31,

	2003	2004	2003	2004

	(Euros in millions)
Interest rate hedging contracts	6,331	7,204	485	545
      At December 31, 2004, the notional amount of our short-term interest rate hedging contracts (including interest and principal currency swaps) totaled €1.0 billion (2003: €0.3 billion); those maturing after more than one year totaled €6.2 billion (2003: €6.0 billion). We do not anticipate a significant change in the level of interest rate risk with respect to our current business operations during 2005.

Sensitivity Analysis
      Based on our floating interest rate debt position at year-end 2004, a hypothetical increase of 100 basis points, or one percent per year, of the interest rates applicable to our debt denominated in all currencies (holding currency rates constant), effective beginning January 1, 2005, would have resulted in an increase in our interest expense for the year ended December 31, 2004 of €32.5 million (2004 (based on year-end 2003 debt levels): €58.0 million). Due to the acquisition of the former Roche Consumer Health business and other changes in our debt portfolio, the sensitivity of our interest rate risk temporarily increases by another €5.3 million to €37.8 million (as per February 28, 2005).

Currency Risk
      Because we conduct our operations in many currencies, we face a variety of risks associated with fluctuations in the relative values of these currencies. The primary currencies with respect to which we have material exchange rate risk are the U.S. dollar, Japanese yen, Canadian dollar and Brazilian real. In general, appreciation of the euro in relation to another currency has an adverse effect on our reported revenues and results, and depreciation of the euro has a positive effect.

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
      Outside the euro zone, we hold significant assets, liabilities and operations denominated in local currencies, most importantly the U.S. dollar, the Japanese yen and the Brazilian real. Although we regularly assess and evaluate the long-term currency risk inherent in these investments, we generally undertake foreign exchange hedge transactions addressing this type of risk only when we are considering withdrawal from a specific venture and repatriating the funds that our withdrawal generates. However, we reflect effects from currency fluctuations on the translation of net asset amounts into euro in our equity position.

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
      The table below shows the notional amounts and fair values of the currency derivatives (excluding cross currency interest rate swaps included in our notional amount of interest rate hedging contracts, see — Interest Rate Risk) we held as of December 31, 2004 and 2003:

	Notional Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2003	2004	2003	2004

	(Euros in millions)
Forward exchange contracts and currency swaps	3,984	4,851	143	94
Currency options	266	133	11	9
      At December 31, 2004, we estimated that our aggregate annual direct net transaction risk from sales and purchases in foreign currencies was approximately €1.3 billion, which consisted primarily of U.S. dollars (U.S.$410 million), Japanese yen (¥54 billion), Canadian dollars (CAN$340 million) and Brazilian reals (R1.3 billion). These figures exclude risks in connection with the business of the LANXESS Group, which was spun off with legal effect from January 28, 2005. At the beginning of 2004, we estimated that the LANXESS Group bears an aggregated annual direct net transaction risk from sales and purchases in foreign currencies of approximately €0.4 billion. We do not anticipate a significant change in these levels of risk with respect to our current business operations during 2005.

Sensitivity Analysis
      We applied a hypothetical adverse change of 10 percent in foreign currency exchange rates, where the U.S. dollar, Japanese yen, Canadian dollar and Brazilian real simultaneously weakened against the euro using the year-end exchange rates of these currencies as a basis. The estimated hypothetical loss in cash flows of derivative and non-derivative financial instruments as of December 31, 2004 would be €38 million (2003: €29 million). Of these €38 million, €22 million are related to the U.S. dollar, €11 million to the Japanese yen and €5 million to other currencies.

Credit Risk
      Credit risk is the possibility that the value of our assets may become impaired if counterparties cannot meet their obligations in transactions involving financial instruments. Since we do not conclude master netting arrangements with our customers, the total of the amounts recognized in assets represents our maximum exposure to credit risk.

Raw Materials, Commodity and Energy Price Risks
      We operate in markets in which economic cyclicality often affects raw material and product prices. Fluctuations in prices and availability of raw materials and commodities affect major parts of our business. In order to secure our supply of raw materials, we are party to long-term supply contracts, buy additional quantities on the spot markets, and enter into swap agreements to manage our supply/demand as needed. The most important of our raw materials affected by price fluctuations are:

•	Benzene;

•	Phenol;

•	Acetone;

•	Propylene oxide;

•	Ethylene;

•	Toluene.
      As these products are derived from crude oil and naphtha, their prices are affected by the volatility in the markets for these underlying basic feedstocks. Sometimes, however, their prices are decoupled from those for the underlying basic feedstocks and instead driven by the global supply and demand in the markets for these derivative products.
      We typically use the following measures to avoid and manage pricing risk in purchasing raw materials:

•	coverage of recurrent requirements with long-term contracts to reduce the price volatility of purchases on the spot markets;

•	incorporating pricing formulas linked to economic indices and pre-products into our contracts, rather than using published prices; and

•	stock-keeping, flexibility in supply sources and, wherever possible, other alternative production plants to limit risks from raw material availability.

Derivative financial instruments
      Facing increasing volatility in commodity and energy markets, we started a price risk management program in 2003 designed to reduce the variability of our expenditures for energy and commodity purchases by entering into financial swaps, collars and options on the over-the-counter markets. The gas and steam contracts for our major European sites are linked to liquidly traded fuel oil and gas oil indices; the U.S. contracts are based on different U.S. natural gas indices. The U.S. contracts qualify for hedge accounting under IAS and U.S. GAAP. Our commodity hedges are linked to crude oil, naphtha and Brent, which are all feedstock to the production process of the raw materials our production depends on. These contracts are treated as trading instruments for accounting purposes.

      The strategy for economically hedging energy and commodity price risks is based on contracts with a maturity of up to three years. Our procurement departments have central responsibility for managing our raw material, commodity and energy price risks. All financial derivatives which are not directly executed with suppliers in conjunction with purchasing agreements are executed and managed by our Corporate Treasury department.
      The “notional amount” of these derivatives is the total nominal value of the underlying transactions. The “fair value” of these derivatives is their repurchase value, based on quoted prices or, in the case of contracts not publicly traded, their values as determined by standard methods, as of a given closing date. The table below shows the notional amount and fair value of the financial derivatives we held as of December 31, 2004 and 2003; the fair values quoted disregard any compensating movements in the values of the underlying transactions.

	Notional Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2003	2004	2003	2004

	(Euros in millions)
Commodity hedging contracts	224	817	11	29
      At December 31, 2004, the notional amount of our commodity and energy hedging contracts totaled €817 million (2003: €224 million). We do not anticipate a significant change in the level of commodity and energy price risk with respect to our current business operations during 2005.

Sensitivity Analysis
      We applied a hypothetical adverse change of 20 percent in commodity and energy prices, where all prices simultaneously decrease. The estimated hypothetical loss in cash flows of derivative financial instruments as of December 31, 2004 would be €67 million (2003: €28 million).

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.
      There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Our Supervisory Board has determined that Dr. Schneider is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F.

Item 16B.	Code of Ethics
      We have adopted a code of ethics, as that term is defined by Item 16B(b) of Form 20-F, that is applicable to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. Our code of ethics is available on our website at http://www.bayer.com/about  bayer/corporate  policy/ principles  of  corporate  policy/ legal  compliance/ page1134.htm. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Item 16C.	Principal Accountant Fees and Services
Independent Auditor Fees
      Fees billed to the Company for professional services by its principal accountant, PwC, during the fiscal years 2003 and 2004 were as follows:

Type of Fees	2003	2004

	(€ million)
Audit fees	23	18
Audit-related fees	3	8
Tax fees	1	1
All other fees	*	*

Total	27	27

*	All other fees amounted to less than €500,000 in 2003 and 2004.
      The audit-related services PwC provided related to acquisition/disposition due diligence, an audit of a carve-out statement, reviews of Bayer’s information system unrelated to audit and audits of employee benefit plans. No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to the Company by PwC in 2003 and 2004.

Audit Committee Pre-Approval Policies
      All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee of our Supervisory Board (Aufsichtsrat). The annual contract conditions and fees relating to the audit of the financial statements of the Bayer Group and Bayer AG must be approved by the audit committee on a case-by-case basis. Other services may be pre-approved by the audit committee within the authorities the audit committee has adopted; if they fall outside these authorities, they require case-by-case approval. Our policies for these pre-approvals grant authority to management to engage our auditor and companies affiliated with our auditor for:

•	Audit services up to an annual aggregate, which was €26 million in 2004 for Bayer Group and Bayer AG and which include the audit of the consolidated financial statements of Bayer and its affiliates; services necessary to provide audit opinions; services in connection with the submission of reports to the SEC; attest services for reports prepared on Bayer’s internal control system and review of Bayer’s information systems; accounting and disclosure advice in connection with the annual audit; and audit services relating to the audit of restated prior-year figures, if any.

•	Audit-related services, which include acquisition/disposition due diligence; audits of material companies acquired or to be acquired, of carve-out statements relating to acquisitions or dispositions, of closing

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Not applicable.

PART III

Item 17.	Financial Statements
      We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements
      See pages F-1 through F-108, incorporated herein by reference.

Item 19.	Exhibits
      Documents filed as exhibits to this annual report on Form 20-F:

Exhibit 1.1	Articles of Association (Satzung) of Bayer AG, as amended to date, in English translation.
Exhibit 2.1	The total amount of long-term debt securities Bayer AG authorized under any instrument does not exceed 10 percent of the total assets of the Company. Bayer AG agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Bayer AG or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
Exhibit 4.1	Spin-Off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, in English translation.
Exhibit 4.2	Master Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, in English translation.
Exhibit 4.3	Share and Asset Purchase Agreement, dated as of July 16, 2004, by and among Roche Holding AG, Roche Finanz AG, Roche Pharmholding B.V., Roche Deutschland Holding GmbH, Hoffmann–La Roche France SAS and Bayer HealthCare AG, and the amendment thereto dated as of December 28, 2004, in English translation.
Exhibit 4.4	Summary of Employment Arrangements between Bayer AG and Werner Wenning.
Exhibit 4.5	Summary of Employment Arrangements between Bayer AG and Dr. Udo Oels.
Exhibit 4.6	Summary of Employment Arrangements between Bayer AG and Klaus Kühn.
Exhibit 4.7	Summary of Employment Arrangements between Bayer AG and Dr. Richard Pott.
Exhibit 8.1	Significant subsidiaries as of the end of the year covered by this report as defined in rule 1-02(w) of Regulation S-X: See Item 4, Information on the Company — Organizational Structure.
Exhibit 12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 13.1	Certification in accordance with 18 U.S.C. § 1350 as adopted by § 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BAYER AG

/s/ Werner Wenning

Name: Werner Wenning
Title: Chairman of the Board of Management

/s/ Dr. Roland Hartwig

Name: Dr. Roland Hartwig
Title: General Counsel
Date: March 15, 2005

BAYER GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Stockholders of Bayer AG
      We have audited the accompanying consolidated balance sheets of Bayer AG and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bayer AG and its subsidiaries at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in accordance with International Financial Reporting Standards (IFRS).
      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 44 to the consolidated financial statements.
Essen, Germany
March 3, 2005, except for Note 44,
as to which the date is March 14, 2005
PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ ALBRECHT ----------------------------------------------- P. Albrecht (Certified Public Accountant)	/s/ LINKE ----------------------------------------------- V. Linke (Certified Public Accountant)

Bayer Group
Consolidated Statements of Income

	Note	2002	2003	2004

		(€ million)
Net sales	[1]	29,624	28,567	29,758
of which discontinuing operations	[6]	7,586	6,389	6,713

Cost of goods sold		(17,715)	(16,801)	(17,382)

Gross profit		11,909	11,766	12,376

Selling expenses	[2]	(6,959)	(6,460)	(6,155)
Research and development expenses	[3]	(2,588)	(2,404)	(2,107)
General administration expenses		(1,480)	(1,673)	(1,714)
Other operating income	[4]	2,706	1,158	804
Other operating expenses	[5]	(2,070)	(3,506)	(1,396)

Operating result	[7]	1,518	(1,119)	1,808

of which discontinuing operations	[6]	737	(1,639)	18
Income (Expenses) from investments in affiliated companies — net	[8]	223	(93)	(158)
Interest expense — net	[9]	(449)	(353)	(275)
Other non-operating expenses — net	[10]	(336)	(429)	(390)

Non-operating results		(562)	(875)	(823)

Income (loss) before income taxes		956	(1,994)	985

Income taxes	[11]	107	645	(385)

Income (loss) after taxes		1,063	(1,349)	600

Minority stockholders’ interest	[13]	(3)	(12)	3

Net income (loss)		1,060	(1,361)	603

Basic and diluted earnings (loss) per share (€)	[14]	1.45	(1.86)	0.83

The accompanying notes are an integral part of the financial statements

Bayer Group
Consolidated Balance Sheets

		Dec. 31,	Dec. 31,
	Note	2003	2004

		(€ million)
ASSETS
Noncurrent assets
Intangible assets	[18]	6,514	6,017
Property, plant and equipment	[19]	9,937	9,184
Investments	[20]	1,781	1,654

		18,232	16,855

Current assets
Inventories	[21]	5,885	6,215
Receivables and other assets
Trade accounts receivable	[22]	5,071	5,580

Other receivables and other assets	[23]	3,854	4,153

		8,925	9,733
Liquid assets	[24]
Marketable securities and other instruments		129	29
Cash and cash equivalents		2,734	3,570

		2,863	3,599

		17,673	19,547

Deferred taxes	[11]	1,298	1,235

Deferred charges	[25]	242	167

Total assets		37,445	37,804

of which discontinuing operations	[35]	4,648	4,934

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity	[26]
Capital stock of Bayer AG		1,870	1,870
Capital reserves of Bayer AG		2,942	2,942
Retained earnings		10,479	8,753
Net income (loss)		(1,361)	603
Revaluation surplus		—	66
Other comprehensive income
Currency translation adjustment		(1,699)	(2,003)
Miscellaneous items		(18)	37

		12,213	12,268

Minority stockholders’ interest	[27]	123	111

Liabilities
Long-term liabilities
Long-term financial liabilities	[30]	7,378	7,117
Miscellaneous long-term liabilities	[32]	98	130
Provisions for pensions and other post-employment benefits	[28]	5,072	4,999
Other long-term provisions	[29]	1,343	1,400

		13,891	13,646

Short-term liabilities
Short-term financial liabilities	[30]	2,048	2,605
Trade accounts payable	[31]	2,265	2,276
Miscellaneous short-term liabilities	[32]	2,361	2,038
Short-term provisions	[29]	2,448	2,969

		9,122	9,888

		23,013	23,534

of which discontinuing operations	[35]	2,077	2,255

Deferred taxes	[11]	1,462	1,247

Deferred income	[34]	634	644

Total stockholders’ equity and liabilities		37,445	37,804

The accompanying notes are an integral part of the financial statements

Bayer Group
Consolidated Statements of Changes in Stockholders’ Equity

								Miscellaneous Items
		Capital	Capital
		Stock of	Reserves	Revaluation			Currency	Fair-Value		Total
	Number of	Bayer	of Bayer	Surplus of	Retained	Net Income/	Translation	Remeasurement of	Cash Flow	Stockholders’
	Shares	AG	AG	Bayer AG	Earnings	Loss	Adjustment	Securities	Hedges	Equity

	(€ million, except share data)
Jan. 1, 2002	730,341,920	1,870	2,942	—	9,841	965	759	554	(9)	16,922
Changes in stockholders’ equity resulting from capital contributions and dividend payments
Dividend payments						(657)				(657)

						(657)				(657)
Other changes in stockholders’ equity not recognized in net income
Exchange differences							(1,352)			(1,352)
Other differences								(561)	(4)	(565)
of which realized (gains) losses								(154)	9	(145)

							(1,352)	(561)	(4)	(1,917)
Changes in stockholders’ equity recognized in net income
Allocation to retained earnings					235	(308)				(73)
Income after taxes for 2002						1,060				1,060

					235	752				987

Dec. 31, 2002	730,341,920	1,870	2,942	—	10,076	1,060	(593)	(7)	(13)	15,335
Changes in stockholders’ equity resulting from capital contributions and dividend payments
Dividend payments						(657)				(657)

						(657)				(657)
Other changes in stockholders’ equity not recognized in net income
Exchange differences							(1,106)			(1,106)
Other differences								20	(18)	2
of which realized (gains) losses								1	3	4

							(1,106)	20	(18)	(1,104)
Changes in stockholders’ equity recognized in net income
Allocation to retained earnings					403	(403)				0
Income after taxes for 2003						(1,361)				(1,361)

					403	(1,764)				(1,361)

Dec. 31, 2003	730,341,920	1,870	2,942	—	10,479	(1,361)	(1,699)	13	(31)	12,213
Changes in stockholders’ equity resulting from capital contributions and dividend payments
Dividend payments						(365)				(365)

						(365)				(365)
Other changes in stockholders’ equity not recognized in net income
Exchange differences							(304)			(304)
Other differences				66				7	48	121
of which realized (gains) losses								(6)	2	(4)

				66			(304)	7	48	(183)
Changes in stockholders’ equity recognized in net income
Allocation from retained earnings					(1,726)	1,726				0
Income after taxes for 2004						603				603

					(1,726)	2,329				603

Dec. 31, 2004	730,341,920	1,870	2,942	66	8,753	603	(2,003)	20	17	12,268

The accompanying notes are an integral part of the financial statements

Bayer Group
Consolidated Statements of Cash Flows

	Note	2002	2003	2004

		(€ million)
Operating result		1,518	(1,119)	1,808
Income taxes		(301)	(607)	(527)
Depreciation and amortization		3,312	4,735	2,322
Change in pension provisions		(346)	(43)	(430)
(Gains) Losses on retirements of noncurrent assets		(1,401)	(102)	37

Gross cash provided by (used in) operating activities		2,782	2,864	3,210

of which discontinuing operations	[42]	399	158	366
(Increase) Decrease in inventories		(55)	(49)	(556)
(Increase) Decrease in trade accounts receivable		546	115	(561)
Increase (Decrease) in trade accounts payable		419	(143)	52
Changes in other assets and liabilities		766	506	305

Net cash provided by (used in) operating activities	[39]	4,458	3,293	2,450

of which discontinuing operations	[42]	461	33	218
Cash outflows for additions to property, plant and equipment		(2,239)	(1,653)	(1,251)
Cash inflows from sales of property, plant and equipment		2,114	1,644	200
Cash inflows from sales of investments		903	258	90
Cash outflows for acquisitions less acquired cash		(7,776)	(72)	(358)
Interest and dividends received		402	366	400
Cash inflows from (outflows for) marketable securities		26	(83)	105

Net cash provided by (used in) investing activities	[40]	(6,570)	460	(814)

of which discontinuing operations	[42]	936	(274)	(283)
Capital contributions		0	0	10
Bayer AG dividend and dividend payments to minority stockholders		(662)	(664)	(559)
Issuances of debt		7,427	1,621	1,393
Retirements of debt		(3,890)	(1,936)	(881)
Interest paid		(704)	(782)	(724)

Net cash provided by (used in) financing activities	[41]	2,171	(1,761)	(761)

of which discontinuing operations	[42]	(23)	241	65

Change in cash and cash equivalents due to business activities		59	1,992	875

Cash and cash equivalents at beginning of year		719	767	2,734

Change in cash and cash equivalents due to changes in scope of consolidation		4	1	6
Change in cash and cash equivalents due to exchange rate movements		(15)	(26)	(45)

Cash and cash equivalents at end of year	[43]	767	2,734	3,570

Marketable securities and other instruments		29	129	29

Liquid assets as per balance sheets		796	2,863	3,599

The accompanying notes are an integral part of the financial statements

Notes to the Consolidated Financial Statements of the Bayer Group
Key Data by Business Segment

			Of Which
	Pharmaceuticals/		Discontinuing
	Biological		Operations		Consumer Care/
	Products		Plasma		Diagnostics		Animal Health		CropScience		Materials		Systems

Business Segments	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

	(€ million)
Net sales (external)	4,745	4.388	613	660	3,336	3,311	790	786	5,764	5,946	2,777	3,248	4,676	5,349
— Change in €	(0.5)%	(7.5)%	—	—	(11.2)%	(0.7)%	(7.1)%	(0.5)%	22.7%	3.2%	(3.4)%	17.0%	(2.3)%	14.4%
— Change in local currencies	11.4%	(3.4)%	—	—	(0.3)%	4.6%	4.7%	4.5%	32.4%	7.1%	5.1%	22.1%	6.5%	18.8%
Intersegment sales	51	42	—	—	4	18	8	4	69	57	23	27	297	339
Other operating income	100	128	—	—	383	26	25	12	329	171	21	32	44	96
Operating result	(408)	302	(349)	(56)	601	400	172	157	342	492	58	293	(455)	348
Return on sales	(8.6)%	6.9%	—	—	18.0%	12.1%	21.8%	20.0%	5.9%	8.3%	2.1%	9.0%	(9.7)%	6.5%
Gross cash flow	23	405	(122)	60	648	448	144	109	860	893	312	400	623	484
Capital invested	3,001	2,934	—	—	2,891	2,609	409	392	8,033	8,386	3,557	3,645	5,551	4,344
CFRoI	0.6%	14.4%	—	—	20.9%	15.6%	27.1%	25.4%	9.6%	10.6%	8.0%	10.8%	10.3%	9.2%
Net cash flow	(163)	215	(98)	(16)	719	667	226	125	1,165	778	332	209	781	289
Equity-method income (loss)	—	—	—	—	—	—	—	—	—	—	1	2	(23)	(131)
Equity-method investments	4	4	—	—	—	—	—	—	—	—	16	29	703	562
Total assets	4,632	4,581	619	621	3,207	3,096	575	554	10,745	10,820	3,861	3,789	3,957	4,724
Capital expenditures	185	134	—	—	201	161	21	25	413	209	169	147	295	185
Amortization and depreciation	555	220	227	46	300	239	32	23	749	727	269	249	1,108	326
Liabilities	2,279	2,067	89	134	961	1,021	207	176	2,808	2,607	726	843	1,360	1,328
Research and development expenses	964	788	44	47	209	189	72	67	725	679	116	97	133	139
Number of employees (as of Dec. 31)	20,700	20,000	1,600	1,600	11,000	10,800	2,900	2,900	19,400	19,400	9,100	9,100	9,200	8,800

	LANXESS
	Discontinuing
	Operations		Reconciliation		Bayer Group

Business Segments	2003	2004	2003	2004	2003	2004

	(€ million)
Net sales (external)	5,776	6,053	703	677	28,567	29,758
— Change in €	(7.5)%	4.8%	—	—	(3.6)%	4.2%
— Change in local currencies	(1.7)%	7.8%	—	—	5.0%	8.2%
Intersegment sales	557	659	(1,009)	(1,146)	—	—
Other operating income	85	64	171	275	1,158	804
Operating result	(1,290)	74	(139)	(258)	(1,119)	1,808
Return on sales	(22.3)%	1.2%	—	—	(3.9)%	6.1%
Gross cash flow	280	306	(26)	165	2,864	3,210
Capital invested	5,658	4,112	5,297	3,684	34,397	30,106
CFRoI	4.6%	6.7%	—	—	8.1%	9.9%
Net cash flow	131	234	102	(67)	3,293	2,450
Equity-method income (loss)	—	—	(143)	(10)	(165)	(139)
Equity-method investments	—	—	147	149	870	744
Total assets	4,029	4,313	6,439	5,927	37,445	37,804
Capital expenditures	312	279	143	135	1,739	1,275
Amortization and depreciation	1,458	317	264	221	4,735	2,322
Liabilities	2,101	2,217	14,667	15,166	25,109	25,425
Research and development expenses	168	126	17	22	2,404	2,107
Number of employees (as of Dec. 31)	20,500	19,700	22,600	22,300	115,400	113,000

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Key Data by Business Segment

			Of Which
	Pharmaceuticals/		Discontinuing
	Biological		Operations		Consumer Care/
	Products		Plasma		Diagnostics		Animal Health		CropScience		Materials		Systems

Business Segments	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003

	(€ million)
Net sales (external)	4,767	4,745	679	613	3,755	3,336	850	790	4,697	5,764	2,875	2,777	4,784	4,676
— Change in €	(16.8)%	(0.5)%	—	—	(8.5)%	(11.2)%	(0.9)%	(7.1)%	65.5%	22.7%	(1.8)%	(3.4)%	(1.4)%	(2.3)%
— Change in local currencies	(12.4)%	11.4%	—	—	(1.5)%	(0.3)%	5.8%	4.7%	72.4%	32.4%	(0.7)%	5.1%	(0.5)%	6.5%
Intersegment sales	33	51	—	—	2	4	1	8	90	69	24	23	303	297
Other operating income	120	100	—	—	321	383	9	25	328	329	48	21	49	44
Operating result	(200)	(408)	(113)	(349)	593	601	168	172	(112)	342	174	58	(78)	(455)
Return on sales	(4.2)%	(8.6)%	—	—	15.8%	18.0%	19.8%	21.8%	(2.4)%	5.9%	6.1%	2.1%	(1.6)%	(9.7)%
Gross cash flow	(88)	23	(78)	(122)	774	648	168	144	448	860	372	312	698	623
Capital invested	4,095	3,001	—	—	3,152	2,891	592	409	10,085	8,033	4,341	3,557	6,642	5,551
CFRoI	(1.8)%	0.6%	—	—	22.4%	20.9%	28.0%	27.1%	5.7%	9.6%	9.4%	8.0%	9.7%	10.3%
Net cash flow	484	(163)	(129)	(98)	951	719	140	226	1,212	1,165	450	332	658	781
Equity-method income (loss)	—	—	—	—	—	—	—	—	—	—	1	1	(3)	(23)
Equity-method investments	16	4	—	—	—	—	—	—	—	—	24	16	729	703
Total assets	4,221	4,632	862	619	3,352	3,207	637	575	13,462	10,745	4,160	3,861	4,264	3,957
Capital expenditures	178	185	—	—	272	201	26	21	297	413	394	169	508	295
Amortization and depreciation	350	555	32	227	339	300	49	32	628	749	279	269	820	1,108
Liabilities	2,130	2,279	90	89	1,236	961	304	207	2,944	2,808	848	726	1,590	1,360
Research and development expenses	1,074	964	44	44	237	209	81	72	600	725	97	116	152	133
Number of employees (as of Dec. 31)	21,900	20,700	1,400	1,600	12,700	11,000	3,000	2,900	20,700	19,400	10,100	9,100	9,100	9,200

					Of Which
					Discontinuing
	LANXESS				Operations
	Discontinuing				Haarmann &
	Operations		Reconciliation		Reimer		Bayer Group

Business Segments	2002	2003	2002	2003	2002	2003	2002	2003

	(€ million)
Net sales (external)	6,241	5,776	1,655	703	666	—	29,624	28,567
— Change in €	(10.4)%	(7.5)%	—	—	—	—	(2.2)%	(3.6)%
— Change in local currencies	(7.2)%	(1.7)%	—	—	—	—	2.6%	5.0%
Intersegment sales	501	557	(954)	(1,009)	—	—	—	—
Other operating income	83	85	1,748	171	—	—	2,706	1,158
Operating result	(128)	(1,290)	1,101	(139)	978	—	1,518	(1,119)
Return on sales	(2.1)%	(22.3)%	—	—	—	—	5.1%	(3.9)%
Gross cash flow	401	280	9	(26)	76	—	2,782	2,864
Capital invested	6,379	5,658	1,426	5,297	—	—	36,712	34,397
CFRoI	5.5%	4.6%	—	—	—	—	7.5%	8.1%
Net cash flow	503	131	60	102	87	—	4,458	3,293
Equity-method income (loss)	—	—	7	(143)	—	—	5	(165)
Equity-method investments	—	—	326	147	—	—	1,095	870
Total assets	5,215	4,029	6,381	6,439	—	—	41,692	37,445
Capital expenditures	393	312	315	143	—	—	2,383	1,739
Amortization and depreciation	626	1,458	221	264	48	—	3,312	4,735
Liabilities	2,734	2,101	14,451	14,667	—	—	26,237	25,109
Research and development expenses	157	168	190	17	45	—	2,588	2,404
Number of employees (as of Dec. 31)	21,500	20,500	23,600	22,600	—	—	122,600	115,400

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Key Data by Business Region

										Latin America/
	Europe			North America			Asia/Pacific			Africa/Middle East

Regions	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(€ million)
Net sales (external) — by market	12,266	12,162	12,915	9,005	8,636	8,277	4,901	4,529	4,946	3,452	3,240	3,620
Net sales (external) — by point of origin	13,894	13,518	14,454	9,135	8,763	8,434	4,010	3,913	4,254	2,585	2,373	2,616
of which discontinuing operations	4,147	3,717	3,883	2,322	1,848	1,976	727	564	587	390	260	267
— Change in €	0.4%	(2.7)%	6.9%	(9.3)%	(4.1)%	(3.8)%	2.0%	(2.4)%	8.7%	5.9%	(8.2)%	10.2%
— Change in local currencies	0.5%	(2.7)%	6.9%	(3.9)%	11.4%	4.9%	7.6%	10.2%	14.6%	33.3%	11.1%	17.5%
Interregional sales	3,181	3,833	4,028	1,961	1,876	1,900	227	266	239	139	151	157
Other operating income	2,447	812	547	90	64	134	86	84	59	83	198	64
Operating result	1,836	(267)	1,015	(699)	(1,184)	238	216	67	421	410	433	364
of which discontinuing operations	1,035	(832)	105	(395)	(767)	(114)	33	(52)	58	64	12	(31)
Return on sales	13.2%	(2.0)%	7.0%	(7.7)%	(13.5)%	2.8%	5.4%	1.7%	9.9%	15.9%	18.2%	13.9%
Gross cash flow	1,522	1,483	1,731	809	743	836	308	333	416	370	391	336
Capital invested	21,338	20,000	16,604	11,594	9,325	7,896	2,460	2,258	2,459	1,322	1,197	1,275
CFRoI	8.0%	7.2%	9.5%	6.6%	7.1%	9.7%	11.9%	14.1%	17.6%	25.2%	31.1%	27.2%
Equity-method income (loss)	5	(166)	(39)	—	—	(100)	—	1	—	—	—	—
Equity-method investments	572	452	431	505	412	307	2	2	2	16	4	4
Total assets	23,694	22,400	22,380	11,565	9,045	8,978	3,225	2,731	2,928	1,734	1,627	2,070
Capital expenditures	1,422	1,047	761	676	496	303	188	138	149	97	58	62
Amortization and depreciation	1,746	2,351	1,413	1,344	1,963	659	153	333	125	64	69	56
Liabilities	14,370	15,898	16,335	6,390	5,253	5,199	1,613	1,189	1,271	945	675	833
Research and development expenses	1,809	1,673	1,441	712	641	576	50	74	70	17	16	20
Number of employees (as of Dec. 31)	70,600	66,700	64,800	24,600	23,300	22,300	15,400	13,900	14,100	12,000	11,500	11,800

	Reconciliation			Bayer Group

Regions	2002	2003	2004	2002	2003	2004

Net sales (external) — by market	—	—	—	29,624	28,567	29,758
Net sales (external) — by point of origin	—	—	—	29,624	28,567	29,758
of which discontinuing operations	—	—	—	7,586	6,389	6,713
— Change in €	—	—	—	(2.2)%	(3.6)%	4.2%
— Change in local currencies	—	—	—	2.6%	5.0%	8.2%
Interregional sales	(5,508)	(6,126)	(6,324)	—	—	—
Other operating income	—	—	—	2,706	1,158	804
Operating result	(245)	(168)	(230)	1,518	(1,119)	1,808
of which discontinuing operations	—	—	—	737	(1,639)	18
Return on sales	—	—	—	5.1%	(3.9)%	6.1%
Gross cash flow	(227)	(86)	(109)	2,782	2,864	3,210
Capital invested	(2)	1,617	1,872	36,712	34,397	30,106
CFRoI	—	—	—	7.5%	8.1%	9.9%
Equity-method income (loss)	—	—	—	5	(165)	(139)
Equity-method investments	—	—	—	1,095	870	744
Total assets	1,474	1,642	1,448	41,692	37,445	37,804
Capital expenditures	—	—	—	2,383	1,739	1,275
Amortization and depreciation	5	19	69	3,312	4,735	2,322
Liabilities	2,919	2,094	1,787	26,237	25,109	25,425
Research and development expenses	—	—	—	2,588	2,404	2,107
Number of employees (as of Dec. 31)	—	—	—	122,600	115,400	113,000

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Accounting policies
      The consolidated financial statements of the Bayer Group are prepared — pursuant to Article 292a of the German Commercial Code — in accordance with the rules of the International Accounting Standards Board (IASB), London, in effect at the closing date, and are approved by the Supervisory Board for publication on March 15, 2005. They comply with the European Union’s guidelines on consolidation of financial statements (Directive 83/349/ EEC). The company’s interpretation of these guidelines is based on Standard No. 1 issued by the German Accounting Standards Committee.
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
      Changes in recognition or valuation principles are explained in the Notes. The previous year’s figures are restated accordingly.
      In several instances, estimates and assumptions have to be made. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets, the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, product liability and guarantees. The actual values may vary from the estimates.
Effect of new accounting pronouncements
      In December 2003, as part of the “Improvements project” of the International Accounting Standards Board (IASB) in relation to the existing International Accounting Standards (IASs), the IASB released revisions to the following standards that supersede the previously released revisions of those standards: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 10 (Events After the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interest in Joint Ventures), IAS 33 (Earnings per Share) and IAS 40 (Investment Property). The revised standards should be applied for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the application of the revised standards will have on the Group’s financial position, results of operations and cash flows.
      In December 2003, the IASB released revised IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). These standards replace IAS 32 (revised 2000) and IAS 39 (revised 2000) and are to be applied for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 (Share-based Payment), which deals with accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 is to be applied for fiscal years starting on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In March 2004, the IASB issued IFRS 3 (Business Combinations) to replace IAS 22 (Business Combinations). IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method of accounting. The pooling of interests method is prohibited. At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are to be recognized at fair value. It requires that goodwill no longer be amortized but tested annually for impairment. IFRS 3 is applied to business combinations for which the agreement date is on or after March 31, 2004. For goodwill and intangible assets acquired in a business combination for which the agreement date was prior to March 31, 2004, the standard must be applied prospectively from the beginning of the first annual period beginning on or after March 31, 2004. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows. Amortization of acquired goodwill in the 2004 fiscal year totaled €181 million. These assets will not be amortized in 2005.
      In March 2004, the IASB issued IFRS 4 (Insurance Contracts). This standard applies to virtually all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds. IFRS 4 is to be applied for annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In March 2004, the IASB issued IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations). This standard requires that assets that are intended for disposal be recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also changes the criteria for the classification of an operation as discontinued. IFRS 5 is effective for periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). The main revisions require goodwill and intangible assets with an indefinite useful life to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibits the amortization of such intangible assets. The revised standards are effective for goodwill and intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and all other goodwill and intangible assets for annual periods beginning on or after March 31, 2004. IAS 36 (revised) and IAS 38 (revised) are already applied to acquisitions for which the agreement date is on or after March 31, 2004. Amortization of acquired goodwill in fiscal 2004 amounted to €181 million. These assets will not be amortized in 2005. The “Bayer Cross” trademark, which Bayer had been unable to use in the United States and Canada since its confiscation at the end of the First World War but which was reacquired in 1994 and thus can now be used worldwide, will be recognized in fiscal 2005 as an intangible asset with an indefinite useful life. We are of the opinion that the use of the Bayer Cross by our operating units serves to set Bayer products apart from others, particularly in the U.S. market. There are no regulatory or statutory restrictions on its use. Bayer protects the value of this trademark through a policy of not granting utilization rights to any party outside the Bayer Group. Thus the intrinsic value of the Bayer Cross can be utilized indefinitely and it will therefore no longer be amortized as of 2005. The residual carrying amount of

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
the acquired goodwill associated with the Bayer Cross at December 31, 2004 was €107 million. The €11 million annual amortization will no longer be recognized thereafter.
      In March 2004, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement). The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39. The amendments to the standard are effective for annual periods beginning on or after January 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities). The interpretation addresses the accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that are recognized both as part of the cost of an item of property plant and equipment and as a liability. IFRIC 1 is to be applied for annual periods beginning on or after September 1, 2004. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In November 2004, the IFRIC released an amendment to SIC-12 (Consolidation — Special Purpose Entities). The amendment removes SIC-12’s scope exception for equity compensation plans, thereby requiring an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement to consolidate that trust upon adopting IFRS 2 (Share-based Payment). Further, it amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans in order to ensure consistency with the requirements of IAS 19 (Employee Benefits). The amendment is effective for annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In November 2004, the IFRIC issued IFRIC Interpretation 2 (Members’ Shares in Co-operative Entities and Similar Instruments). The Interpretation provides guidance on whether members’ shares in co-operative entities should be classified as either financial liabilities or equity. The Interpretation applies to annual periods beginning on or after January 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In December 2004, the IASB issued limited amendments to IAS 39 (Financial Instruments: Recognition and Measurement) on the initial recognition of financial assets and financial liabilities. The amendments provide transitional relief from retrospective application of the “day 1” gain and loss recognition requirements. They allow, but do not require, companies to adopt an approach to transition that is easier to implement than in the previous version of IAS 39 (as amended up to March 31, 2004), and will enable companies to eliminate differences between the IASB’s Standards and U.S. requirements. The amendments shall be applied for annual periods beginning on or after January 1, 2005 and shall be applied to an earlier period when IAS 39 and IAS 32 (both as amended up to March 31, 2004) are applied to that period. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
      In December 2004, the IASB issued an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option for actuarial gains and losses arising in post-employment defined benefit plans. The option provided is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits) that requires recognition of all actuarial gains and losses outside profit or loss in a “statement of total recognized gains and losses.” Other features of the amendment include (a) a clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (b) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (c) additional disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2006. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In December 2004, the IFRIC issued IFRIC Interpretation 3 (Emission Rights). This interpretation requires entities to record emission allowances as intangible assets and initially report them at fair value. IFRIC 3 applies to annual periods beginning on or after March 1, 2005. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In December 2004, the IFRIC issued IFRIC Interpretation 4 (Determining Whether an Arrangement Contains a Lease). IFRIC 4 provides guidance for determining whether an arrangement is a lease or contains leases that should be accounted for in accordance with IAS 17 (Leases). IFRIC 4 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group early adopted this standard and is applying the interpretation in its current financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.
      In December 2004, the IFRIC issued IFRIC Interpretation 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds). The interpretation addresses how to account for obligations to decommission assets for which a company contributes to a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
Basic principles of the consolidated financial statements

Consolidation methods
      Capital consolidation is performed according to IAS 22 2003 (Business Combinations) or IFRS 3 2004 (Business Combinations) by offsetting investments in subsidiaries against the underlying equity at the dates of acquisition. The identifiable assets and liabilities of subsidiaries and joint ventures are included at their fair values in proportion to Bayer’s interest. Remaining differences are recognized as goodwill and amortized. Under IFRS 3, goodwill arising on business combinations for which the agreement date is on or after March 31, 2004 may not be amortized but instead must be tested annually for impairment. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods.
      Where financial statements of consolidated companies recorded write-downs or write-backs of investments in other consolidated companies, these are eliminated for the Group statements.
      Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.
      Deferred taxes are recognized for temporary differences related to consolidation entries.
      Joint ventures are included by proportionate consolidation according to the same principles.
      The consolidated financial statements include the accounts of those material subsidiaries in which Bayer AG directly or indirectly has a majority of the voting rights, over which it exercises uniform control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies’ accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so. Subsidiaries and joint ventures that do not have a material impact on assets and earnings either individually or in aggregate are not consolidated. They are recognized at the lower of cost of acquisition or fair value.
      However, investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of a company included at equity is adjusted annually by the percentage of any change in its stockholders’ equity corresponding to Bayer’s percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. Intercompany profits and losses on transactions with companies included at equity were immaterial in 2004 and 2003.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Foreign currency translation
      In the financial statements of the individual consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.
      The majority of consolidated companies outside the euro zone are to be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to IAS 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies. The assets and liabilities of these companies are therefore translated at closing rates, while income and expense items are translated at average rates for the year.
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
      In case of divestiture, the respective exchange differences are reversed and recognized in income.
      The exchange rates for major currencies against the euro varied as follows:

					Average Rate

		2002 Clo	sing3Rate	2004	2002	2003	2004

		(€1)			(€1)
Argentina	ARS	3.53	3.70	4.05	2.97	3.33	3.66
Brazil	BRL	3.71	3.66	3.62	2.78	3.47	3.64
U.K.	GBP	0.65	0.70	0.71	0.63	0.69	0.68
Japan	JPY	124.39	135.05	139.65	118.06	130.96	134.40
Canada	CAD	1.66	1.62	1.64	1.48	1.58	1.62
Mexico	MXN	10.99	14.18	15.23	9.15	12.22	14.04
Switzerland	CHF	1.45	1.56	1.54	1.47	1.52	1.54
U.S.A.	USD	1.05	1.26	1.36	0.95	1.13	1.24

Recognition and valuation principles

Net sales and other operating income
      Sales are recognized upon transfer of risk or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs. Where sales of products or services involve the provision of multiple elements, they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. The delivered elements are separated if (i) they have value to the customer on a stand-alone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered element(s) and (iii) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate accounting unit. Allocations to provisions for rebates to customers are recognized in the period in which the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
related sales are recorded based on the contract terms. These amounts are deducted from net sales. Payments relating to the sale or outlicensing of technologies or technological expertise — once the respective agreements have become effective — are immediately recognized in income if all rights to the technologies and all obligations resulting from them have been relinquished under the contract terms and we have no continuing obligation to perform under the agreement. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances. Revenues such as license and rental revenues, and dividend and interest income, are recognized according to the same principles.

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
      The following costs in particular, by their very nature, constitute research and development expenses: the appropriate allocations of direct personnel and material costs and related overheads for internal or external application technology, engineering and other departments that provide the respective services; costs for experimental and pilot facilities (including the depreciation and write-downs on buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; plant taxes related to research facilities; and fees for the filing and registration of self-generated patents that do not have to be capitalized as intangible assets.

Intangible assets
      Acquired intangible assets other than goodwill are recognized at cost and amortized by the straight-line method over a period of 3 to 15 years, depending on their estimated useful lives. Write-downs are made for impairment losses. Investments are written back if the reasons for previous years’ write-downs no longer apply. Such write-backs, however, must not cause the net carrying amounts of the assets to exceed the amortized cost at which they would have been recognized if the write-downs had not been made. Amortization for 2004 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.
      Goodwill arising from acquisitions whose agreement date was prior to March 31, 2004 is capitalized in accordance with IAS 22 2003 (Business Combinations) and amortized on a straight-line basis over a maximum estimated useful life of 20 years. This goodwill will cease to be amortized beginning January 1, 2005 in accordance with IFRS 3 2004 (Business Combinations). In compliance with IFRS 3, goodwill arising on business combinations for which the agreement date is on or after March 31, 2004 is not amortized.
      The value of goodwill is reassessed regularly based on impairment indicators and written down if necessary. In compliance with IAS 36 (Impairment of Assets), such write-downs of goodwill are measured by comparison to the discounted cash flows expected to be generated by the assets to which the goodwill can be ascribed. Amortization and write-downs of capitalized goodwill are included in other operating expenses.
      Self-created intangible assets generally are not capitalized. Certain development costs relating to the application development stage of internally developed software are, however, capitalized in the Group balance sheet. These costs are amortized over the useful life of the software from the date it is placed in service.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Property, plant and equipment
      Property, plant and equipment is carried at the cost of acquisition or construction and, except for land, depreciated over its estimated useful life. If an asset’s value falls below its net carrying amount, the latter is reduced accordingly. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash generating unit to which the asset belongs. Such asset write-downs are reversed if the reasons for them no longer apply.
      The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.
      If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.
      Expenses for the repair of property, plant and equipment are normally charged against income, but they are capitalized if they result in an increase in value or life of the respective assets.
      Property, plant and equipment is depreciated by the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Depreciation for 2004 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.
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
      In accordance with IAS 17 (Leases), assets leased on terms equivalent to financing a purchase by a long-term loan (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful lives or the respective lease terms, whichever are shorter. The future lease payments are recorded as financial liabilities.

Investments
      Investments in affiliated companies and the securities included here are classified as held-to-maturity investments or available-for-sale financial assets and recognized in compliance with IAS 39 (Financial Instruments: Recognition and Measurement) at amortized cost or fair value. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Where it is possible to determine a market price for an interest in an affiliated company or for a security, an impairment loss must be recognized if there is objective evidence that an asset is impaired. The need for recognition of an impairment loss is assessed on the basis of the indicators given below.
      If, however, no quoted market price exists for the asset, it must be recognized at amortized cost. If there are objective and substantial indications of impairment, an assessment must be made as to whether the carrying amount exceeds the present value of the expected future cash flows, discounted at the market rate applicable to similar investments. If this is the case, the asset must be written down by the amount of the difference.
      The indicators Bayer uses to assess the need for a write-down include the following: a reduction in market value, a substantial decline in credit standing, a specific breach of contract, a high probability of insolvency or other form of financial reorganization of the debtor, and the disappearance of an active market. Investments are written back if the reasons for previous years’ write-downs no longer apply. Such write-backs (reversals of impairment losses), however, must not cause the net carrying amounts of the assets to exceed the amortized cost at which they would have been recognized if the write-downs had not been made.
      Investments in companies included at equity are recognized at amounts corresponding to Bayer’s shares in their net assets.
      Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Financial instruments
      Financial instruments entail contractual claims on financial assets. Under IAS 32 (Financial Instruments: Disclosure and Presentation), financial instruments include both primary instruments, such as trade accounts receivable and payable, investments, and financial liabilities; and derivative financial instruments, which are used to hedge risks arising from changes in currency exchange and interest rates. Further details of financial instruments are given in Note [38].

Inventories
      In accordance with IAS 2 (Inventories), inventories encompass assets (finished goods and work in process) held for sale in the ordinary course of business, in the process of production for such sale (unfinished goods) or in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually valued by the weighted-average method and recognized at the lower of cost or net realizable value, which is the estimated normal selling price less the estimated production costs and selling expenses.
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

Provisions
      Other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the obligation. Long-term portions of provisions are discounted to their present value insofar as the extent and timing of the obligation can be assessed with a reasonable degree of certainty. Further details of pension provisions are given in Note [28].
      If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the cost of goods sold, selling expenses, research and development expenses or general administration expenses as appropriate.
      Personnel commitments mainly include annual bonus payments, service awards and other personnel costs. Reimbursements to be received from the German government under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Trade-related commitments mainly include rebates, as well as obligations relating to services already received but not yet invoiced.
      The Group sets up and maintains provisions for ongoing or probable litigations where reasonable estimates are possible. These provisions include all estimated legal fees and costs of potential settlements. The amounts are based upon information and cost estimates provided by the Group’s attorneys. The provisions are reviewed with the Group’s attorneys and updated at regular intervals not exceeding three months.

Liabilities
      Short-term liabilities are recognized at payment or redemption amounts. Long-term liabilities and financial liabilities that are not the hedged item in a permissible hedge accounting relationship are carried at amortized cost. Liabilities relating to finance leases are carried at the present value of the future lease payments.

Deferred income
      In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet as deferred income. The amounts are gradually amortized to income during the useful lives of the respective assets.

Cash flow statement
      The cash flow statement shows how the liquidity of the Bayer Group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of acquisitions, divestitures and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). Cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months. A reconciliation of cash and cash equivalents at the end of the year to liquid assets as reflected in the balance sheet supplements the cash flow statement.

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
      We have altered our gross cash flow computation effective January 1, 2004 in order to enhance transparency. The gross cash flow continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. Instead, these changes are now reflected in the reconciliation of the gross cash flow to net cash flow. While the net cash flow remains unaffected, the gross cash flow for fiscal 2003 is reduced by €380 million to €2,864 million. Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.
Procedure used in global impairment testing and its impact
      For the consolidated financial statements, assets are tested for impairment by comparing the residual carrying amount of each cash generating unit (CGU) to the recoverable amount, which is the higher of the net selling price or value in use.
      In line with the definition of cash generating units, those of the Bayer Group are identified as the strategic business entities, which are the next financial reporting levels below the segments.
      Where the carrying amount of a cash generating unit exceeds the recoverable amount, an impairment loss is recognized for the difference. First, the goodwill of the relevant strategic business entity is written down. Any remaining impairment loss is allocated among the other assets of the strategic business entity, based on the net carrying amounts of the individual assets at the closing date.
      The value in use is determined from the present value of future cash flows, based on continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts are derived from the current long-term planning for the Bayer Group.
      Bayer calculates the cost of capital by the weighted average cost of capital (WACC) formula. WACC is the average of the cost of the company’s debt and equity financing, weighted according to their respective market values. The cost of equity corresponds to the return expected by our stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for our ten-year corporate bond issue.
      To take into account the different risk and return profiles of our principal businesses, we calculate the cost of capital after taxes for each of our subgroups as part of our value management system. This is 8.5 percent for HealthCare, 6.5 percent for CropScience and 6.0 percent for MaterialScience and LANXESS. The respective interest rates are used to calculate capital costs before taxes, which in turn are used to discount the estimated cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The following impairment losses were recognized on the noncurrent assets of the Bayer Group and its reporting segments:

	2003	2004

	(€ million)
Goodwill	167	20
of which LANXESS	80	20
of which Materials	—	—
of which Systems	87	—
Intangible assets, excluding goodwill	511	2
of which LANXESS	84	2
of which Materials	—	—
of which Systems	427	—
Property, plant and equipment	1,131	46
of which LANXESS	824	46
of which Materials	—	—
of which Systems	108	—
of which Pharmaceuticals, Biological Products	199	—
Total	1,809	68
of which LANXESS	988	68
of which Materials	—	—
of which Systems	622	—
of which Pharmaceuticals, Biological Products	199	—
      Substantial impairment losses were recognized in 2003, especially for the industrial business segments, due to adverse economic developments.
Scope of consolidation
      The financial statements of the Bayer Group as of December 31, 2004 include Bayer AG and 68 German and 275 foreign consolidated subsidiaries in which Bayer AG, directly or indirectly, has a majority of the voting rights, over which it exercises uniform control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. The total number of consolidated companies increased by 18 compared with the previous year (2003: 65 German and 260 foreign consolidated subsidiaries). Excluded from consolidation are 127 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 0.2 percent of Group sales, 0.6 percent of stockholders’ equity and 0.3 percent of total assets.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      We have included five joint ventures — three fewer than in the previous year — by proportionate consolidation in compliance with IAS 31 (Financial Reporting of Interests in Joint Ventures). The effect of joint ventures on the Group balance sheet and income statement is as follows:

€ million

Noncurrent assets	71
Current assets	20
Pension provisions	0
Other provisions	(15)
Financial obligations	(46)
Remaining liabilities	(5)

Net assets	25

Income	49
Expenses	(55)

Income after taxes	(6)

      While 11 companies are stated at equity, 45 companies that in aggregate are of minor importance are stated at amortized cost.
      Consolidated for the first time are 37 companies, while 22 companies have left the Group. The newly consolidated companies are mainly LANXESS companies established in connection with the formation of this subgroup. Six companies have been deconsolidated.
Acquisitions/ Divestitures
      Acquisitions are accounted for by the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions of companies domiciled outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.
      In 2004, a total of €358 million was spent on acquisitions, translated at the exchange rates in effect on the respective acquisition dates. In all cases, the purchase prices of these acquisitions were settled by cash payments. Goodwill arising on these acquisitions totaled €214 million. Under IFRS 3 (Business Combinations) which came into effect on March 31, 2004, acquired goodwill may no longer be amortized; instead it must be tested annually for impairment. This standard applies immediately to business combinations for which the agreement date is on or after March 31, 2004. Amortization of goodwill arising on transactions effected prior to March 31, 2004 is prohibited beginning January 1, 2005. Thus from January 1, 2005, Bayer will cease amortizing all acquired goodwill and must test it annually for impairment.
      Bilag Industries Private Ltd., India, a joint venture with the Indian company Bilakhias, acquired 6 percent of its own shares on February 17, 2004, and a further 10 percent on April 8, 2004, from Bilakhias as part of its buy-back plan. The total purchase price was €29 million. The resulting goodwill totaled €24 million. The goodwill of €9 million arising on the first part of this transaction had to be amortized until year-end 2004. By contrast, under IFRS 3, the goodwill of €15 million relating to the second part of the transaction immediately became subject to annual impairment testing. Following closing of both transactions, Bayer CropScience S.A. , France, now holds 91 percent of the shares of Bilag Industries Private Ltd.
      Effective March 22, 2004, we acquired the remaining interest in the seed treatment business of Gustafson in the United States, Canada and Mexico from Crompton Corporation for €100 million. Bayer CropScience already held a 50 percent interest in the U.S. and Canadian Gustafson joint ventures headquartered in Plano, Texas, and Calgary, Alberta. The acquired goodwill of €71 million was amortized until year-end 2004 because the purchase

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
agreement was concluded on March 22, 2004 and the non-amortization provisions of IFRS 3, therefore, do not yet have to be applied. Gustafson manufactures and markets seed treatment products and related technical equipment.
      In connection with the acquisition of the Roche Consumer Health business, Bayer HealthCare LLC, Pittsburgh, Pennsylvania, acquired on December 29, 2004 Roche’s 50 percent interest in the Bayer-Roche OTC joint venture in the United States that was established in 1996. The purchase price for the 50 percent equity interest plus additional plant and inventories was €208 million. The noncurrent assets thus acquired chiefly comprise the Aleve®, Midol® and Vanquish® brands, valued as intangible assets at €66 million, along with goodwill of €113 million. The brands will be amortized over their useful life of 20 years. Under IFRS 3 the acquired goodwill is not amortized but tested annually for impairment.
      Under IFRS 3, information must also be provided not only on business combinations that were effected during the reporting period but also on those effected between the balance sheet date and the date on which the financial statements are released for publication. In this context we therefore report that on January 1, 2005, we largely completed the purchase of Roche Consumer Health. Since January, this business, which manufactures and markets non-prescription drugs and vitamins, has been part of the Consumer Care Division of Bayer HealthCare. The transaction includes the global activities of Roche Consumer Health, with the exception of Japan, including the five production sites in Grenzach, Germany; Gaillard, France; Pilar, Argentina; Casablanca, Morocco; and Jakarta, Indonesia. Among the brands acquired are Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®. The merger puts Bayer among the three largest global suppliers of prescription-free medicines. The provisional acquisition price for the worldwide consumer health business of Roche, before the assumption of debt, is approximately €2,373 million, including about €208 million for the above-mentioned purchase — completed in 2004 — of the remaining 50 percent interest in our U.S. joint venture with Roche. The acquisition of the remaining global business was accomplished in 2005 by way of a €2,082 million cash transfer, of which €200 was paid in advance at the end of 2004, and the assumption of some €64 million in financial liabilities. The ancillary costs of the acquisition so far amount to about €18 million. Since the acquisition closed only recently, it has not yet been possible to allocate the acquisition price among the acquired assets.
      The following significant divestitures, the proceeds of which totaled €76 million, were made in 2004:
      On January 30, 2004, Bayer CropScience sold the rights to GA 21, a technology for herbicide tolerance in corn, to Syngenta International AG, Basel, Switzerland.
      On July 14, 2004, Bayer divested its 15 percent equity interest in KWS Saat AG, acquired through the purchase of Aventis CropScience in 2002, to private investors Tessner Beteiligungs GmbH and Dr. Arend Oetker to fulfil a contractual commitment made by the Bayer Group in connection with the acquisition of the Aventis CropScience group.
      The acquisition of the Frankfurt-based textile dyes business DyStar by the global financial investor Platinum Equity, Los Angeles, California, was completed on August 5, 2004. All the shares held by the previous owners Bayer (35 percent), Hoechst (35 percent) and BASF (30 percent) were transferred to Platinum Equity. DyStar, the world’s premier supplier of dyes and services for the textile industry, was established in 1995 by Bayer and Hoechst and expanded in 2000 to include the textile dyes operations of BASF.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Acquisitions and divestitures of businesses affected the Group’s assets and liabilities as of the dates of acquisition or divestiture as follows:

2004	Acquisitions	Divestitures

	(€ million)
Noncurrent assets	358	79
Current assets (excluding liquid assets)	98	0
Liquid assets	0	2

Assets	456	81

Pension provisions	(1)	—
Other provisions	(2)	—
Financial obligations	—	—
Remaining liabilities	(41)	(2)

Liabilities	(44)	(2)

2003	Acquisitions	Divestitures

	(€ million)
Noncurrent assets	52	239
Current assets (excluding liquid assets)	—	1,262
Liquid assets	—	5

Assets	52	1,506

Pension provisions	—	(10)
Other provisions	—	(11)
Financial obligations	—	(8)
Remaining liabilities	—	(28)

Liabilities	—	(57)

      Lists of Bayer AG’s direct and indirect holdings have been included in the Cologne commercial register. They also are available directly from Bayer AG on request.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The principle companies included in the consolidated financial statements are listed in the following table:

Bayer’s
Company Name and Place of Business	Interest (%)

Germany
Bayer Chemicals AG, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer CropScience GmbH, Frankfurt	100
Bayer HealthCare AG, Leverkusen	100
Bayer MaterialScience AG, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
H.C. Starck GmbH, Goslar	100
LANXESS Deutschland GmbH, Leverkusen	100
Other European Countries
Bayer Antwerpen N.V., Belgium	100
Bayer Biologicals S.r.l., Italy	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K.	100
Bayer CropScience S.A., France	100
Bayer Diagnostics Europe Ltd., Ireland	100
Bayer International S.A., Switzerland	100
Bayer Pharma S.A.S., France	100
Bayer Polimeros S. L., Spain	100
Bayer Polyurethanes B.V., Netherlands	100
Bayer Public Limited Company, U.K.	100
Bayer S.p.A., Italy	100
LANXESS International S.A., Switzerland	100
LANXESS N.V., Belgium	100
Quimica Farmaceutica Bayer, S.A., Spain	100
North America
Bayer CropScience LP, USA	100
Bayer HealthCare LLC, USA	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, USA	100
Bayer Pharmaceuticals Corporation, USA	100

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Bayer’s
Company Name and Place of Business	Interest (%)

Asia/ Pacific
Bayer CropScience K.K., Japan	100
Bayer Korea Ltd., Republic of Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer Medical Ltd., Japan	100
Bayer South East Asia Pte Ltd., Singapore	100
Bayer Thai Company Limited, Thailand	99.98
Bayer Yakuhin Ltd., Japan	100
H.C. Starck-V TECH Ltd., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60
Latin America/ Africa/ Middle East
Bayer CropScience Ltda., Brazil	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer (Proprietary) Ltd., South Africa	100
Bayer S.A., Argentina	100
Bayer S.A., Brazil	100
      Also included in the consolidated financial statements are the following material associated companies:

Bayer’s
Company Name and Place of Business	Interest (%)

Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50
PO JV, LP Corporation, USA	42.7

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The following domestic subsidiaries availed themselves in 2004 of certain exemptions granted under Articles 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business

Bayer Bitterfeld GmbH	Greppin
Bayer Business Services GmbH	Leverkusen
Bayer Business Solutions GmbH	Leverkusen
Bayer Chemicals AG	Leverkusen
Bayer CropScience AG	Monheim
Bayer Diagnostics Betriebsverpachtungs-GmbH	Fernwald
Bayer Gastronomie GmbH	Leverkusen
Bayer Gesellschaft für Beteiligungen mbH	Greppin
Bayer-Handelsgesellschaft mbH	Leverkusen
Bayer HealthCare AG	Leverkusen
Bayer Industry Services GmbH & Co. OHG	Leverkusen
Bayer Innovation GmbH	Leverkusen
Bayer-Kaufhaus GmbH	Leverkusen
Bayer MaterialScience AG	Leverkusen
Bayer MaterialScience Customer Services GmbH & Co. KG	Leverkusen
Bayer Technology Services GmbH	Leverkusen
Bayer Vital GmbH	Leverkusen
Case Tech GmbH & Co. KG	Bomlitz
Chemion Logistik GmbH	Leverkusen
Drugofa GmbH	Cologne
DYNEVO GmbH	Leverkusen
EPUREX Films GmbH & Co. KG	Bomlitz
Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen
Euroservices Bayer GmbH	Leverkusen
Generics Holding GmbH	Leverkusen
Gesellschaft für Wohnen und Gebäudemanagement	Leverkusen
KG III Augusta Grundstücksverwaltungsgesellschaft mbH & Co.	Mainz
KVP Pharma + Veterinär-Produkte GmbH	Kiel
Probis GmbH	Bomlitz
Travel Board GmbH	Leverkusen
Wolff Cellulosics GmbH & Co. KG	Bomlitz
Wolff Walsrode AG	Walsrode
Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen
Notes to the Statements of Income

[1]	Net sales
      Total reported sales increased by €1,191 million (+4.2 percent) compared with 2003, to €29,758 million (2002: €29.624 million). A €2,241 million increase in volumes (+7.9 percent) was offset by a negative effect of €1,159 million (-4.1 percent) from adverse shifts in exchange rates. Changes in selling prices contributed €333 million (1.2 percent) to the rise in net sales. The net effect of acquisitions and divestitures diminished sales

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
by €224 million. Acquisitions and divestitures during 2004 and 2003 affected the comparison between the two years’ sales figures by the following amounts:

2004	€ million

Acquisitions
Gustafson (50 percent acquired in 2004)	34
Other	11

45
Divestitures
Compliance with antitrust conditions by Bayer CropScience	(100)
PolymerLatex (divested in 2003)	(62)
Walothen GmbH (divested in 2003)	(47)
Household insecticides business of Bayer HealthCare (divested in 2003)	(25)
Animal vaccine at Bayer HealthCare (divested in 2003)	(16)
Bayer Shell, Belgium	(15)
Other	(4)

(269)

Net effect of portfolio changes	(224)

      In 2003, total reported sales declined by €1,057 million (-3.6 percent) compared with 2002, to €28,567 million. A €1,433 million increase in volumes (+4.8 percent) was offset by a negative effect of €2,545 million (-8.6 percent) from adverse shifts in exchange rates. Changes in selling prices contributed an extra €150 million (+0.5 percent) compared with the previous year and thus had a negligible effect on total sales. The net effect of acquisitions and divestitures diminished sales by €95 million. Acquisitions and divestitures during 2003 and 2002 affected the comparison between the two years’ sales figures by the following amounts:

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

2002	€ million

Acquisitions
Aventis CropScience Holding S.A., Lyon, France	1,977
Tectrade A/ S, Copenhagen, Denmark	12
Other	3

1,992
Divestitures
ChemDesign Corporation (divested in 2001)	(56)
Covexx Films (divested in 2001)	(42)
Sale of the generics business	(16)
Other	(8)

(122)

Net effect of portfolio changes	1,870

      Breakdowns of net sales by segment and by region are given in the table on page F-7.

[2]	Selling expenses
      Selling expenses include €818 million in shipping and handling costs in 2004 (2003: €792 million; 2002: €797 million). They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,009 million (2003: €1,030 million; 2002: €1,051 million).

[3]	Research and development expenses
      Because of their importance in the Bayer Group, research and development expenses are recognized separately alongside the cost of goods sold, selling expenses and general administration expenses.

[4]	Other operating income

	2002	2003	2004

	(€ million)
Sideline operations	56	60	46
Gains from sales of property, plant and equipment/ portfolio adjustments	2,039	583	147
Reversals of unutilized provisions	154	115	76
Write-backs of receivables and other assets	23	68	50
Recognition of exchange rate hedges	36	114	3
Other operating income	398	218	482

	2,706	1,158	804

      The cost of goods sold incurred for sideline operations has been offset against the corresponding revenues to more clearly reflect the earnings position.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[5]	Other operating expenses

	2002	2003	2004

	(€ million)
Amortization and write-downs of acquired goodwill	(205)	(366)	(201)
Write-downs of trade accounts receivable	(101)	(106)	(103)
Losses from sales of property, plant and equipment	(42)	(108)	(133)
Impairment write-downs, excluding goodwill	(284)	(1,642)	(48)
Other operating expenses	(1,438)	(1,284)	(911)

	(2,070)	(3,506)	(1,396)

      €132 million (2003: €408 million; 2002: €427 million) was spent on restructuring. Further details of restructuring expenses are given on page F-52.
      In fiscal 2003, the global impairment charges at the Bayer HealthCare, Bayer MaterialScience and LANXESS subgroups resulted in additional other operating expenses totaling €1,809 million.
      In fiscal 2002, impairment write-downs of intangible assets, property, plant and equipment of the polyols and fibers operations in the Polymers subgroup together accounted for expenses of €289 million.

[6]	Discontinuing operations
      In November 2003, the Board of Management and Supervisory Board of Bayer AG decided to separate from the Bayer Group major parts of the chemicals and about one third of the polymers activities. These activities were subsequently placed in the LANXESS subgroup and reported as discontinuing operations. The separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). For this purpose, a Spin-Off and Acquisition Agreement was concluded between Bayer AG and LANXESS AG in September 2004. This was approved at an Extraordinary Stockholders’ Meeting of Bayer AG held in Essen, Germany, on November 17, 2004.
      The separation of the LANXESS chemicals and polymers activities from the Bayer Group was accomplished in two steps. In a first, preparatory step that took place in fiscal 2004, the chemicals activities concerned and about one third of the polymers activities were transferred to a wholly owned subsidiary of Bayer AG named LANXESS Deutschland GmbH, and its subsidiaries. In a second step, Bayer AG transferred its interest in LANXESS Deutschland GmbH to LANXESS AG by way of a spin-off pursuant to the German Transformation Act. The Joint Spin-Off Report of the boards of management of Bayer AG and LANXESS AG contains a detailed description of the spin-off, together with an explanation of the background.
      On January 28, 2005, the spin-off of LANXESS was entered in the commercial register for Bayer AG and thus took legal effect. Since January 31, 2005 shares in LANXESS have been listed in the Prime Standard subsegment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange.
      We had already announced in October 2003 that we planned to divest the plasma activities of the Biological Products Division of our HealthCare subgroup. These activities, too, are reported as discontinuing operations. This decision does not affect the Kogenate® operations. In December 2004, we signed a contract to sell the plasma business to NPS Bio Therapeutics, Inc., a new company controlled by the U.S. equity investors Cerberus Capital Management L.P., New York, and Ampersand Ventures, Wellesley, Massachusetts. The transaction is expected to close in the first half of 2005 subject to regulatory approvals.
      The amounts shown in the notes to the consolidated financial statements of the Bayer Group under discontinuing operations relate, respectively, to the plasma operations and to all assets, liabilities, income and expenses pertaining to the activities transferred to LANXESS. The LANXESS data are presented from the standpoint of the Bayer Group as an integral part of our segment reporting for 2004 and is not intended to portray

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
the LANXESS activities as those of a stand-alone entity. The presentation thus follows the principles set out in IAS 35 for reporting discontinuing operations. Further details of our segment reporting can be found on page F-7.
      The data provided in the Annual Report on Form 20-F for 2003 on the LANXESS activities to be separated from the Bayer Group related to the status of our planning at that time. Some adjustments were made to the allocation of assets, liabilities, income and expenses as a result of subsequent decisions. To enhance the comparability of the financial data for fiscal 2004 and 2003, the relevant data for fiscal 2003 have been restated to reflect these adjustments.
      The earnings of LANXESS and the plasma business, and the related income taxes, are reflected in the respective income statement items.
      A breakdown of the results of discontinuing operations is given below.

	LANXESS			Plasma Business

	2002	2003	2004	2002	2003	2004

	(€ million)
Net sales	6,241	5,776	6,053	679	613	660
Cost of goods sold	(4,769)	(4,703)	(4,637)	(653)	(519)	(479)
Selling expenses	(989)	(881)	(847)	(97)	(86)	(77)
Research and development expenses	(157)	(168)	(126)	(44)	(44)	(47)
General administration expenses	(184)	(242)	(264)	—	—	(21)
Other operating income (expense) — net	(270)	(1,072)	(105)	2	(313)	(92)
Operating result from discontinuing operations	(128)	(1,290)	74	(113)	(349)	(56)
Non-operating result	(70)	(111)	(71)	(13)	—	—
Income (loss) before income taxes	(198)	(1,401)	3	(126)	(349)	(56)
Income taxes	94	409	6	—	123	—

Income (loss) after taxes	(104)	(992)	9	(126)	(226)	(56)

	Haarmann & Reimer			Total

	2002	2003	2004	2002	2003	2004

	(€ million)
Net sales	666	—	—	7,586	6,389	6,713
Cost of goods sold	(376)	—	—	(5,798)	(5,222)	(5,116)
Selling expenses	(147)	—	—	(1,233)	(967)	(924)
Research and development expenses	(45)	—	—	(246)	(212)	(173)
General administration expenses	(27)	—	—	(211)	(242)	(285)
Other operating income (expense) — net	907	—	—	639	(1,385)	(197)
Operating result from discontinuing operations	978	—	—	737	(1,639)	18
Non-operating result	(9)	—	—	(92)	(111)	(71)
Income (loss) before income taxes	969	—	—	645	(1,750)	(53)
Income taxes	(15)	—	—	79	532	6

Income (loss) after taxes	954	—	—	724	(1,218)	(47)

      The other operating expense for LANXESS and the plasma operations in fiscal 2003 includes charges of €988 million and €199 million respectively arising from the global impairment tests carried out by the Bayer Group.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[7]	Operating result
      To enhance the transparency of our reporting, we reclassified certain income and expense items relating to funded pension obligations with effect from January 1, 2004. Through December 31, 2003, the balance of all income and expenses relating to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expenses. Effective January 1, 2004, all interest cost — including that pertaining to funded pension obligations — is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million (reducing the operating result for fiscal 2002 by €92 million) and reducing (2002: increasing) the non-operating result by the same amount.
      Breakdowns of the operating result by segment and by region are given in the table on page F-7.

[8]	Expense from investments in affiliated companies — net
      This comprises the following items:

	2002	2003	2004

	(€ million)
Dividends and similar income	25	5	4
of which €1 million (2003: €3 million; 2002: €23 million) from subsidiaries
Income (expense) from profit and loss transfer agreements	1	2	(2)
of which €0 million (2003: €1 million; 2002: €1 million) from subsidiaries
Equity-method income (expense)	5	(165)	(139)
Gains from the sale of investments in affiliated companies	274	191	11
Losses from the sale of investments in affiliated companies	—	(2)	(4)
Write-downs of investments in affiliated companies	(82)	(124)	(28)

	223	(93)	(158)

      Income from investments in affiliated companies mainly comprises an equity-method loss of €131 million from two production joint ventures with Lyondell.
      Gains from the sale of investments in affiliated companies in 2003 included the €190 million gain from the sale of the interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB. In 2003 equity-method income was affected principally by the write-down of €137 million on the DyStar group.

[9]	Interest expense — net
      Interest income and expense comprises:

	2002	2003	2004

	(€ million)
Income from other securities and loans included in investments	8	17	14
Other interest and similar income	459	513	416
• of which €2 million (2003: €2 million; 2002: €2 million) from subsidiaries
Interest and similar expenses	(916)	(883)	(705)
• of which €8 million (2003: €5 million; 2002: €13 million) to subsidiaries

	(449)	(353)	(275)

      Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €23 million (2003: €30 million; 2002 €34 million), is reflected in interest expense.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2004 to €4 million (2003: €18 million; 2002: €22 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 4 percent (2003: 5 percent; 2002: 5 percent).

[10]	Other non-operating expenses — net
      This item comprises:

	2002	2003	2004

	(€ million)
Interest portion of interest-bearing provisions	(204)	(365)	(342)
Net exchange gain (loss)	(5)	(31)	(24)
Miscellaneous non-operating expenses	(174)	(69)	(70)
Miscellaneous non-operating income	47	36	46

	(336)	(429)	(390)

      To enhance the transparency of our reporting, we reclassified certain income and expense items relating to funded pension obligations as of January 1, 2004. Through December 31, 2003, the balance of all income and expenses relating to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense. Effective January 1, 2004, all interest cost — including that pertaining to funded pension obligations — is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million (reducing the operating result for fiscal 2002 by €92 million) and reducing (2002: increasing) the non-operating result by the same amount.

[11]	Income taxes
      This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.
      The breakdown of pre-tax income and income tax expense by origin is as follows:

	2002	2003	2004

	(€ million)
Income before income taxes
— Germany	1,392	(1,298)	(404)
— Other countries	(436)	(696)	1,389

	956	(1,994)	985

Income taxes paid or accrued
— Germany	(129)	(178)	(113)
— Other countries	(169)	(429)	(416)

	(298)	(607)	(529)

Deferred taxes
— from temporary differences	185	1,156	(20)
— from tax loss carryforwards	220	96	164

	405	1,252	144

	107	645	(385)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In fiscal 2004, changes in tax rates decreased deferred tax expense by €5 million (2003: €2 million; 2002: €nil).
      The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Dec. 31, 2002		Dec. 31, 2003		Dec. 31, 2004

		Deferred		Deferred		Deferred
	Deferred	Tax	Deferred	Tax	Deferred	Tax
	Tax Assets	Liabilities	Tax Assets	Liabilities	Tax Assets	Liabilities

	(€ million)
Intangible assets	416	1,589	453	1,228	171	1,034
Property, plant and equipment	419	1,558	602	1,426	259	1,183
Investments	52	106	56	54	43	68
Inventories	308	75	348	72	333	85
Receivables	113	70	120	135	79	224
Other current assets	52	242	11	391	30	401
Pension provisions	328	225	525	206	301	219
Other provisions	254	66	451	58	784	133
Other liabilities	55	172	304	33	682	79
Tax loss carryforwards	743	—	723	—	817	—
Valuation allowance for tax loss carryforwards	(123)	—	(154)	—	(85)	—

	2,617	4,103	3,439	3,603	3,414	3,426
of which long-term	1,439	2,954	1,996	2,608	1,092	2,114
Set-off*	(1,650)	(1,650)	(2,141)	(2,141)	(2,179)	(2,179)

	967	2,453	1,298	1,462	1,235	1,247

*	According to IAS 12 (Income Tax), deferred tax assets and deferred tax liabilities should, under certain conditions, be offset if they relate to income taxes levied by the same taxation authority.
     In 2004, deferred tax assets of €1 million (2003: €2 million; 2002: €331 million) and deferred tax liabilities of €8 million (2003: €2 million; 2002: €1,340 million) relate to changes in the scope of consolidation. Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2004 by €39 million (2003: €165 million; 2002: €11 million).
      The value of existing tax loss carryforwards by expiration date is as follows:

	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2003	2004

	(€ million)
One year	17	23	6
Two years	4	7	2
Three years	17	41	—
Four years	17	104	—
Five years and thereafter	1,936	1,674	2,083

	1,991	1,849	2,091

      Deferred tax assets of €732 million (2003: €569 million; 2002: €620 million) are recognized on the €1,873 million (2003: €1,735 million; 2002: €1,731 million) in tax loss carryforwards. We believe we will have sufficient income in the future to utilize these tax assets. Recognition of these deferred tax assets results in

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
deferred tax income of €164 million (2003: €96 million; 2002: €220 million). No deferred tax assets are recognized on tax loss carryforwards totaling €218 million; these carryforwards can theoretically be utilized over more than one year. In 2003 these loss carryforwards totaled €408 million, €9 million of which could be used within one year.
      Deferred taxes have not been recognized for temporary differences of €3,984 million (2003: €3,639 million; 2002: €3,327 million) relating to earnings of foreign subsidiaries, either because these profits are not subject to taxation or because they are to be reinvested for an indefinite period. If deferred taxes were recognized for these temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax rate of 5 percent on corporate dividends where applicable.
      The actual tax expense for 2004 is €385 million (2003: tax income of €645 million; 2002: tax income of €107). This figure differs by €39 million (2003: €107 million; 2002: €465 million) from the expected tax expense of €346 million (2003: tax income of €752 million; 2002: tax expense of €358 million) that would result from applying to the pre-tax income or loss, respectively, of the Group a tax rate of 35.1 percent (2003: 37.7 percent, 2002: 37.5 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.
      The reconciliation of theoretical to actual income tax income (expense) for the Group is as follows:

	2002		2003		2004

	€ million	%	€ million	%	€ million	%

Theoretical income tax income (expense)	358	100	(752)	100	346	100
Reduction in taxes due to tax-free income
— Relating to the divestiture of Haarmann & Reimer	(342)	(95)	—	—	—	—
— Relating to the divestiture of Baywoge	(131)	(37)	—	—	—	—
— Relating to the divestiture of the remaining interest in Agfa-Gevaert	(104)	(29)	—	—	—	—
— Relating to the divestiture of Millennium	—	—	(76)	10	—	—
— Other gains of divestitures	(27)	(8)	(34)	5	(4)	(1)
— Utilization of not capitalized deferred tax assets on loss carryforwards	(9)	(2)	(3)	—	(48)	(14)
— Other	(64)	(18)	(66)	9	(66)	(19)
Increase in taxes due to non-tax-deductible expenses
— Write-downs on investments	22	6	49	(7)	13	4
— Amortization of goodwill	68	19	62	(8)	64	18
— Impairment charges	2	0	124	(16)	—	—
— Expenses for litigation	—	—	24	(3)	31	9
— Other	103	29	14	(2)	30	9
Other tax effects	17	5	13	(2)	19	5

Actual tax income (expense)	(107)	(30)	(645)	86	385	111

Effective tax rate in %		(11.2)		(32.3)		39.1

[12]	Other taxes
      Other taxes amounting to €232 million (2003: €303 million; 2002: €221 million) are included in the cost of production, selling expenses, research and development expenses or general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[13]	Minority Stockholders’ interest
      Minority interest in income amounts to €13 million (2003: €19 million; 2002: €12 million), and minority interest in losses to €16 million (2003: €7 million; 2002: €9 million).

[14]	Earnings per share
      Earnings per share are determined according to IAS 33 (Earnings per Share) by dividing the net income (loss) by the average number of shares.
      In 2004, as in 2003 and in 2002, the number of shares remained constant at 730,341,920. Earnings per share were €0.83 (2003: Loss per Share of €1.86; 2002: Earnings per Share of €1.45).
      There were no subscription rights outstanding in 2004, 2003 or 2002 and therefore no dilutive potential shares.

[15]	Cost of materials
      The total cost of materials amounted to €11,722 million (2003: €11,618 million; 2002: €11,614 million), comprising €10,774 million (2003: €10,891 million; 2002: €11,024 million) in expenses for raw materials, supplies and goods purchased for resale, and €948 million (2003: €727 million; 2002: €590 million) in expenses for purchased services.
      The cost of materials for discontinuing operations was €2,851 million (2003: €2,616 million; 2002: €3,022 million). This was split as follows:

	2002	2003	2004

	(€ million)
LANXESS	2,434	2,284	2,470
Plasma business	320	332	381
Haarmann & Reimer	268	—	—

Total discontinuing operations	3,022	2,616	2,851

[16]	Personnel expenses
      Personnel expenses declined by €600 million to €7,306 million in 2004 (2003: €7,906 million; 2002: €8,268 million). Of this decrease, €222 million was due to currency translations. The personnel expenses shown here do not contain the interest portion of the allocation to personnel-related provisions (particularly pension provisions), which is included in the non-operating result as other non-operating expense (see Note [10]).
      Personnel expenses include wages and salaries totaling €5,784 million (2003: €6,077 million; 2002: €6,455 million) and social expenses of €1,522 million (2003: €1,829 million; 2002: €1,813 million), of which €531 million (2003: €771 million; 2002: €636 million) were pension expenses. The reduction in pension expense in fiscal 2004 was mainly due to changes in conditions for the health care plan in the United States, requiring participating employees to assume higher costs in the form of higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Total personnel expenses include the following expenses for the discontinuing operations:

	2002	2003	2004

	(€ million)
LANXESS	1,403	1,260	1,124
Plasma business	111	149	139
Haarmann & Reimer	173	—	—

Total discontinuing operations	1,687	1,409	1,263

of which social expenses	[373]	[314]	[270]

[17]	Employees
      The average number of employees, classified by corporate functions, was as follows:

	2002	2003	2004

Marketing	35,985	34,765	33,828
Technology	66,051	62,850	60,178
Research and development	12,521	11,602	10,444
Administration	10,035	9,063	9,375

	124,592	118,280	113,825

of which trainees	2,564	2,680	2,582

      The employees of joint ventures are included in the above figures in proportion to Bayer’s interests in the respective companies. The total number of people employed by our joint ventures in 2004 was 94 (2003: 401; 2002: 1,102). The decline was mainly due to the acquisition of the remaining interest in the Gustafson joint venture in the United States and Canada.
      The average number of employees in the discontinuing operations was as follows:

	2002	2003	2004

LANXESS	21,460	20,423	20,042
Plasma business	1,403	1,545	1,595
Haarmann & Reimer	—	—	—

Total discontinuing operations	22,863	21,968	21,637

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[18]	Intangible assets
      Changes in intangible assets in 2004 were as follows:

	Acquired
	Concessions,
	Industrial
	Property Rights,
	Similar Rights
	and Assets,
	and Licenses	Acquired	Advance
	Thereunder	Goodwill	Payments	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2003	7,383	2,659	60	10,102
Exchange differences	(181)	(67)	—	(248)
Changes in scope of consolidation	1	2	—	3
Acquisitions	140	214	—	354
Capital expenditures	56	—	35	91
Retirements	(48)	(310)	(6)	(364)
Transfers	68	—	(48)	20

Gross carrying amounts, Dec. 31, 2004	7,419	2,498	41	9,958

Accumulated amortization and write-downs, Dec. 31, 2003	2,859	723	6	3,588
Exchange differences	(116)	(16)	—	(132)
Changes in scope of consolidation	1	—	—	1
Amortization and write-downs in 2004	593	201	—	794
of which write-downs	[8]	[20]	—	[28]
Write-backs	—	—	—	—
Retirements	(34)	(287)	—	(321)
Transfers	15	—	(4)	11

Accumulated amortization and write-downs,
Dec. 31, 2004	3,318	621	2	3,941

Net carrying amounts, Dec. 31, 2004	4,101	1,877	39	6,017

Net carrying amounts, Dec. 31, 2003	4,524	1,936	54	6,514

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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[19]     Property, plant and equipment
Changes in property, plant and equipment in 2004 were as follows:

				Construction in
				Progress and
			Furniture,	Advance
	Land	Machinery and	Fixtures	Payments to
	and	Technical	and other	Vendors and
	Buildings	Equipment	Equipment	Contractors	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2003	7,898	18,015	2,094	885	28,892
Exchange differences	(165)	(339)	(30)	(25)	(559)
Changes in scope of consolidation	7	36	27	(1)	69
Acquisitions	—	4	—	—	4
Capital expenditures	113	238	110	723	1,184
Retirements	(129)	(674)	(318)	(23)	(1,144)
Transfers	274	375	198	(867)	(20)

Gross carrying amounts, Dec. 31, 2004	7,998	17,655	2,081	692	28,426

Accumulated depreciation and write-downs, Dec. 31, 2003	4,540	12,825	1,570	20	18,955
Exchange differences	(85)	(227)	(25)	(2)	(339)
Changes in scope of consolidation	5	8	25	(1)	37
Depreciation and write-downs in 2004	240	961	222	47	1,470
of which write-downs	[16]	[34]	[1]	[47]	[98]
Write-backs	(1)	(2)	—	—	(3)
Retirements	(78)	(530)	(259)	—	(867)
Transfers	93	(110)	23	(17)	(11)

Accumulated depreciation and write-downs, Dec. 31, 2004	4,714	12,925	1,556	47	19,242

Net carrying amounts, Dec. 31, 2004	3,284	4,730	525	645	9,184

Net carrying amounts, Dec. 31, 2003	3,358	5,190	524	865	9,937

      The exchange differences are as defined for intangible assets.
      Capitalized property, plant and equipment includes assets with a total net value of €290 million (2003: €344 million) held under finance leases. The gross carrying amounts of these assets total €749 million (2003: €937 million).
      These assets are mainly machinery and technical equipment with a carrying amount of €172 million (gross amount: €566 million) and buildings with a carrying amount of €108 million (gross amount: €148 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the cost of acquisition, or title passes to the lessee on expiration of the lease.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Also included are products leased to other parties under operating leases with a carrying amount of €176 million (2003: €183 million). The gross carrying amount of these assets was €483 million (2003: €452 million); their depreciation in 2004 amounted to €65 million (2003: €72 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17 (Leases), a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.
[20]     Investments
      Changes in investments in 2004 were as follows:

			Investments in Other
			Affiliated Companies		Loans to
					Other
	Investments in	Loans to	Associated	Other	Affiliated	Other	Other
	Subsidiaries	Subsidiaries	Companies	Companies	Companies	Securities	Loans	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2003	108	—	971	309	7	292	432	2,119
Exchange differences	(5)	—	(21)	(7)	—	(8)	(3)	(44)
Changes in scope of consolidation	(11)	—	(6)	—	—	32	(3)	12
Changes in fair value	—	—	—	8	—	2	—	10
Acquisitions	—	—	—	—	—	—	—	—
Other additions	4	—	22	9	—	247	106	388
Retirements	(26)	—	(140)	(74)	(4)	(196)	(54)	(494)
Transfers	—	—	—	—	—	(50)	50	—

Gross carrying amounts, Dec. 31, 2004	70	—	826	245	3	319	528	1,991

Accumulated write-downs, Dec. 31, 2003	25	—	66	157	2	80	8	338
Exchange differences	—	—	1	—	—	—	—	1
Changes in scope of consolidation	(2)	—	—	—	—	—	—	(2)
Write-downs in 2004	3	—	4	31	—	9	5	52
Write-backs	—	—	—	(7)	—	(3)	(1)	(11)
Retirements	(14)	—	(2)	(20)	(1)	(4)	—	(41)
Transfers	—	—	—	—	—	—	—	—

Accumulated write-downs, Dec. 31, 2004	12	—	69	161	1	82	12	337

Net carrying amounts, Dec. 31, 2004	58	—	757	84	2	237	516	1,654

Net carrying amounts, Dec. 31, 2003	83	—	905	152	5	212	424	1,781

      The exchange differences are as defined for intangible assets.
      Retirements from investments in other affiliated companies include the divestiture of our equity interest in KWS Saat AG.
      The difference between the equity interest in the underlying net assets of companies included at equity and their at-equity accounting values is €12 million (2003: €39 million). It mainly relates to acquired goodwill. The net carrying amount of companies included at equity is €744 million (2003: €870 million). Retirements of

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
investments in associated companies mainly relate to an equity-method loss of €131 million from two production joint ventures with Lyondell.
[21]     Inventories
      Of the €6,215 million in inventories carried as of December 31, 2004 (2003: €5,885 million), €996 million (2003: €1,311 million) represents inventories carried at net realizable value.
      Inventories comprise the following:

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Raw materials and supplies	1,013	1,194
Work in process, finished goods and goods purchased for resale	4,865	5,014
Advance payments	7	7

	5,885	6,215

      The changes in the inventory reserve are as follows:

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Balance at beginning of year	(457)	(477)
Additions charged to expense	(408)	(196)
Exchange differences	6	11
Changes in scope of consolidation	1	(1)
Deductions due to utilization	381	172

Balance at end of year	(477)	(491)

[22]     Trade accounts receivable
      Trade accounts receivable include a reserve of €299 million (2003: €302 million) for amounts unlikely to be recovered.
      Trade accounts receivable as of December 31, 2004 include €5,561 million (2003: €5,066 million) maturing within one year and €19 million (2003: €5 million) maturing after one year. Of the total, €9 million (2003: €16 million) is receivable from non-consolidated subsidiaries, €44 million (2003: €42 million) from other affiliated companies and €5,527 million (2003: €5,013 million) from other customers.
      Changes in the reserve of trade accounts receivable are as follows:

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Balance at beginning of year	(345)	(302)
Additions charged to expense	(106)	(103)
Exchange differences	13	2
Changes in scope of consolidation	1	(1)
Deductions due to utilization	135	105

Balance at end of year	(302)	(299)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[23]     Other receivables and other assets
      Other receivables and other assets are carried at amortized cost, less write-downs of €5 million (2003: €20 million).
      They are comprised as follows:

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Claims for tax refunds	697	896
Pension assets in excess of obligations	599	653
Receivables from derivative financial instruments relating to commodity future contracts	38	59
Receivables from other derivative financial instruments	608	701
Interest receivable on loans	160	190
Short-term loans	64	53
Short-term loans from clearing	24	6
Lease payments receivable	67	75
Payroll receivables	17	40
Other receivables	1,580	1,480

	3,854	4,153

      Interest receivable on loans consists mainly of interest earned in the fiscal year but not due to be received until after the balance sheet date.
      Total other receivables and other assets include €42 million (2003: €47 million) pertaining to non-consolidated subsidiaries and €10 million (2003: €20 million) pertaining to other affiliated companies.
      Total other receivables and other assets in the amount of €1,001 million (2003: €707 million) have maturities of more than one year. Of this amount, €27 million (2003: €28 million) pertains to non-consolidated subsidiaries.
      Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €75 million (2003: €67 million), while the interest portion pertaining to future years amounts to €5 million (2003: €6 million). The lease payments are due as follows:

	Lease	Of Which	Accounts
	Payments	Interest	Receivable

	(€ million)
2005	23	2	21
2006	17	1	16
2007	13	1	12
2008	9	1	8
2009	5	0	5
After 2009	13	0	13

	80	5	75

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[24]     Liquid assets

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Marketable securities and other instruments	129	29
Cash and cash equivalents	2,734	3,570

	2,863	3,599

      Securities are recognized at fair value in compliance with IAS 39 (Financial Instruments: Recognition and Measurement). Their total fair value at the closing date amounts to €29 million (2003: €129 million), which is €1 million more (2003: €16 million less) than their cost of acquisition. Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity.
[25]     Deferred charges
      Total deferred charges include €148 million (2003: €218 million) that is expected to be used up in 2005.
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
      Conditional capital of €187 million existed on December 31, 2004. This capital may only be utilized to the extent necessary to issue the requisite number of shares as and when conversion or subscription rights are exercised by the holders of convertible bonds or of warrants conferring subscription rights, respectively, that may be issued by Bayer AG, or Group companies in which Bayer AG holds a direct or indirect interest of at least 90 percent, through April 29, 2009.
      Capital reserves include the paid-in surplus from the issuance of shares and subscription rights by Bayer AG.
      The retained earnings contain prior years’ undistributed income of consolidated companies.
      The equity effect of the revaluation of assets relating to acquisitions made in stages is recognized for the first time in fiscal 2004 in compliance with IFRS 3. If an enterprise is acquired in several stages, it has to be completely revalued on the date on which the acquiring company gains control. All assets and liabilities of the enterprise must be recognized at fair value. If the new fair value of the assets already held by the acquiring company exceeds their carrying amount, the carrying amount must be increased accordingly. This adjustment is recognized in a separate equity item (revaluation surplus) and thus has no effect on net income. The revaluation surplus of €66 million reported under stockholders’ equity is entirely due to the acquisition of Roche’s 50 percent interest in an OTC joint venture in the United States that was established by the two companies in 1996.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Changes in fair values of financial instruments are recognized in miscellaneous items of other comprehensive income. Among other factors affecting these items in 2003 was the sale of our interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB.
      The changes in the various components of stockholders’ equity during 2004 and 2003 are shown in the statements of changes in stockholders’ equity.
      Under the German Stock Corporation Act, the sum available for payment of the dividend is determined from the balance sheet profit shown in the annual financial statements for Bayer AG prepared in accordance with the German Commercial Code.
      The dividend per share paid for the 2003 fiscal year was €0.50 (2002: €0.90). The proposed dividend for fiscal 2004 is €0.55 per share. Payment of the proposed dividend is contingent upon approval by the stockholders at the Annual Stockholders’ Meeting and has not been recognized as a liability in the consolidated financial statements for the Bayer Group.
[27]     Minority stockholders’ interest
      Minority stockholders’ interest mainly comprises third parties’ shares in the equity of the consolidated subsidiaries Bayer CropScience Limited, India; Sumika Bayer Urethane Co. Ltd., Japan; Bayer CropScience Nufarm Ltd., United Kingdom; Bayer Polymers Co., Ltd., China; Bayer ABS Limited, India; and DuBay Polymer GmbH, Germany.
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
      The regular contributions constitute net periodic costs for the year in which they are due and as such are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses, and thus in the operating result. In 2004, these expenses totaled €295 million (2003: €298 million).
      All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e., financed by provisions (accruals), or funded, i.e., financed through pension funds. In 2004, expenses for defined benefit plans amounted to €581 million (2003: €747 million).
      Through December 31, 2003, the balance of all income and expenses relating to funded defined benefit plans was recognized in the Group operating result. As a result, the interest cost relating to the rise in the present value of funded pension obligations and the expected return on plan assets were reflected in the operating result for the respective period. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense.
      Effective January 1, 2004, we altered the allocation of certain interest and expense items to the operating and non-operating results.
      Effective January 1, 2004, all interest cost — including that pertaining to funded pension obligations — is reflected in the non-operating result. The same applies to the return on plan assets. Recognition of the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
amortization of actuarial gains and losses thus depends on whether the change in actuarial assumptions relates to the pension obligations themselves or to the plan assets. If the assumptions about pension obligations alter — for example, if the rate of increase in employees’ remuneration is different than predicted — the relevant income or expense is recognized in the appropriate operating expense item(s) and thus in the operating result. However, income or expense arising because the actual amounts vary from the actuarial assumptions on which plan assets are valued is recognized in the non-operating result.
      Pension provisions are also set up for the obligations of Group companies, particularly in the United States, to provide health care to their retirees. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5 percent in the long term. Early retirement and certain other benefits to retirees are also included, since these obligations are similar in character to pension obligations. Like pension obligations, they are valued in line with international standards. In 2004, provisions for early retirement and other post-employment benefits amounted to €519 million (2003: €661 million). Changes were made to the basic conditions for the plan covering health care costs in the United States in 2004. This essentially requires employees participating in the plan to assume a greater share of the costs through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies. Under IAS 19, this is regarded as a negative plan amendment for fully vested employees and a curtailment for partially vested and unvested employees, and thus reduces the past service cost. The resulting €197 million reduction in pension obligations for vested benefits as defined by IAS 19 resulted in income of €139 million in 2004. The difference is the gain recognized due to the partial acceleration of unrecognized actuarial losses, as required by IAS 19 ‘’(“proportional method”). As a result of these plan changes, a net gain of €21 million was posted for 2004 (2003: net expense of €212 million) relating to “other post-employment benefits.” This is comprised of normal recurring OPEB item of €73 million (2003: €173 million) in service cost, €62 million (2003: €57 million) in interest cost, €24 million (2003: €20 million) for expected return on plan assets, €19 million (2003: €7 million) for actuarial losses and a €151 million (2003: €5 million) gain from subsequent adjustments of pension entitlements.
      The costs for the plans comprise the following:

Germany

				Other Post-
	Pension			Employment Benefit
	Obligations			Obligations

	2002	2003	2004	2002	2003	2004

	(€ million)			(€ million)
Benefit cost
Service cost	138	141	157	57	144	36
Flat-rate tax on employer contributions	—	—	—	—	—	—
Interest cost	480	480	478	7	4	7
Expected return on plan assets	(333)	(284)	(282)	—	—	—
Employee contributions	—	—	—	—	—	—
Past service cost	10	21	20	—	—	—
Amortization of transition obligation	—	—	—	—	—	—
Amortisation of actuarial amounts	7	53	75	—	—	—
Plan curtailments and settlements	—	—	—	—	—	—

Net periodic benefit cost	302	411	448	64	148	43

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Other countries

				Other Post-
	Pension			Employment Benefit
	Obligations			Obligations

	2002	2003	2004	2002	2003	2004

	(€ million)			(€ million)
Benefit cost
Service cost	164	194	143	30	29	37
Flat-rate tax on employer contributions	—	—	—	—	—	—
Interest cost	247	255	244	50	53	55
Expected return on plan assets	(274)	(221)	(243)	(26)	(20)	(24)
Employee contributions	—	—	—	—	—	—
Past service cost	2	11	6	—	(5)	(144)
Amortization of transition obligation	—	—	—	—	—	—
Amortisation of actuarial amounts	60	38	30	(4)	7	19
Plan curtailments and settlements	20	59	(47)	—	—	(7)

Net periodic benefit cost	219	336	133	50	64	(64)

Total

				Other Post-
	Pension			Employment Benefit
	Obligations			Obligations

	2002	2003	2004	2002	2003	2004

	(€ million)			(€ million)
Benefit cost
Service cost	302	335	300	87	173	73
Flat-rate tax on employer contributions	—	—	—	—	—	—
Interest cost	727	735	722	57	57	62
Expected return on plan assets	(607)	(505)	(525)	(26)	(20)	(24)
Employee contributions	—	—	—	—	—	—
Past service cost	12	32	26	—	(5)	(144)
Amortization of transition obligation	—	—	—	—	—	—
Amortisation of actuarial amounts	67	91	105	(4)	7	19
Plan curtailments and settlements	20	59	(47)	—	—	(7)

Net periodic benefit cost	521	747	581	114	212	(21)

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
      The legally independent fund “Bayer Pensionskasse VvaG” (Bayer Pensionskasse) is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of the Bayer Pensionskasse, it is classified as a defined benefit plan for IFRS

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €62 million (2003: €66 million).
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
      All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy but also on the following parameters, which vary from country to country according to economic conditions:

Germany

	Parameters Used

	Dec. 31, 2003	Dec. 31, 2004

Discount rate	5.50%	5.00%
Projected future remuneration increases	2.50%-3.75%	2.25%-3.50%
Projected future pension increases	1.00%-1.50%	1.00%-1.50%
Projected employee turnover (according to age and gender)	Empirical data
Expected return on plan assets	6.00%	5.50%
      Obligations to pay early retirement benefits are calculated on the basis of expected mid-term utilization using a discount rate of 3.25% (2003: 3.50%).

Other countries

Parameters Used

	Dec. 31, 2003	Dec. 31, 2004

Discount rate	2.00% to 6.25%	4.50%-6.00%
Projected future remuneration increases	2.50% to 5.00%	2.50%-5.00%
Projected future pension increases	2.00% to 3.25%	2.00%-2.80%
Projected employee turnover (according to age and gender)	Empirical data
Expected return on plan assets	2.00% to 8.25%	1.50%-8.25%

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

Germany

	Pension		Other Post-Employment
	Obligations		Benefit Obligations

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Defined benefit obligation
Benefit obligation at start of year	8,165	8,883	143	233
Service cost	141	157	144	36
Interest cost	480	478	4	7
Employee contributions	38	37	—	—
Plan changes	—	20	—	—
Plan settlements	—	—	—	—
Net actuarial (gain) loss	469	680	—	—
Translation differences	—	—	—	—
Benefits paid	(415)	(440)	(57)	(53)
Mergers & acquisitions	—	—	—	—
Divestitures	(16)	—	(1)	—
Plan curtailments	21	—	—	—

Benefit obligation at year end	8,883	9,815	233	223

Fair value of plan assets
Plan assets at start of year	4,573	4,806	—	—
Actual return on plan assets	302	250	—	—
Mergers & acquisitions	—	—	—	—
Divestitures	(12)	—	—	—
Plan settlements	—	—	—	—
Translation differences	—	—	—	—
Employer contributions	320	335	57	53
Employee contributions	38	37	—	—
Benefits paid	(415)	(440)	(57)	(53)
Plan assets at year end	4,806	4,988	—	—

Funded status	(4,077)	(4,827)	(233)	(223)

Unrecognized past service cost	—	—	—	—
Unrecognized transition obligation	—	—	—	—
Unrecognized actuarial (gain) loss	1,957	2,593	—	—
Asset limitation due to uncertainty of obtaining future benefits	(1,186)	(1,186)	—	—

Net recognized liability	(3,306)	(3,420)	(233)	(223)

Amounts recognized in the balance sheet
Prepaid benefit assets	507	505	—	—
Provisions for pensions and other post- employment benefits	(3,813)	(3,925)	(233)	(223)

Net recognized liability	(3,306)	(3,420)	(233)	(223)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Other countries

	Pension		Other Post-Employment
	Obligations		Benefit Obligations

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Defined benefit obligation
Benefit obligation at start of year	4,249	4,096	818	980
Service cost	194	143	29	37
Interest cost	255	244	53	55
Employee contributions	7	6	—	—
Plan changes	3	(1)	42	(205)
Plan settlements	(83)	(2)	—	—
Net actuarial (gain) loss	247	144	240	65
Translation differences	(531)	(205)	(159)	(56)
Benefits paid	(233)	(202)	(43)	(48)
Mergers & acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan curtailments	(12)	(55)	—	(9)

Benefit obligation at year end	4,096	4,168	980	819

Fair value of plan assets
Plan assets at start of year	2,933	2,939	257	263
Actual return on plan assets	442	354	49	35
Mergers & acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan settlements	(74)	1	—	—
Translation differences	(381)	(153)	(46)	(22)
Employer contributions	246	206	46	58
Employee contributions	6	6	—	—
Benefits paid	(233)	(202)	(43)	(48)
Plan assets at year end	2,939	3,151	263	286

Funded status	(1,157)	(1,017)	(717)	(533)

Unrecognized past service cost	2	(3)	(13)	(67)
Unrecognized transition obligation	—	—	—	—
Unrecognized actuarial (gain) loss	656	623	302	304
Asset limitation due to uncertainty of obtaining future benefits	(7)	(10)	—	—

Net recognized liability	(506)	(407)	(428)	(296)

Amounts recognized in the balance sheet Prepaid benefit assets	92	148	—	—
Provisions for pensions and other post- employment benefits	(598)	(555)	(428)	(296)

Net recognized liability	(506)	(407)	(428)	(296)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Total

	Pension		Other Post-Employment
	Obligations		Benefit Obligations

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Defined benefit obligation
Benefit obligation at start of year	12,414	12,979	961	1,213
Service cost	335	300	173	73
Interest cost	735	722	57	62
Employee contributions	45	43	—	—
Plan changes	3	19	42	(205)
Plan settlements	(83)	(2)	—	—
Net actuarial (gain) loss	716	824	240	65
Translation differences	(531)	(205)	(159)	(56)
Benefits paid	(648)	(642)	(100)	(101)
Mergers & acquisitions	—	—	—	—
Divestitures	(16)	—	(1)	—
Plan curtailments	9	(55)	—	(9)

Benefit obligation at year end	12,979	13,983	1,213	1,042

Fair value of plan assets
Plan assets at start of year	7,506	7,745	257	263
Actual return on plan assets	744	604	49	35
Mergers & acquisitions	—	—	—	—
Divestitures	(12)	—	—	—
Plan settlements	(74)	1	—	—
Translation differences	(381)	(153)	(46)	(22)
Employer contributions	566	541	103	111
Employee contributions	44	43	—	—
Benefits paid	(648)	(642)	(100)	(101)
Plan assets at year end	7,745	8,139	263	286

Funded status	(5,234)	(5,844)	(950)	(756)

Unrecognized past service cost	2	(3)	(13)	(67)
Unrecognized transition obligation	—	—	—	—
Unrecognized actuarial (gain) loss	2,613	3,216	302	304
Asset limitation due to uncertainty of obtaining future benefits	(1,193)	(1,196)	—	—

Net recognized liability	(3,812)	(3,827)	(661)	(519)

Amounts recognized in the balance sheet
Prepaid benefit assets	599	653	—	—
Provisions for pensions and other post- employment benefits	(4,411)	(4,480)	(661)	(519)

Net recognized liability	(3,812)	(3,827)	(661)	(519)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      €5,273 million (2003: €4,829 million) of the defined benefit obligation for pensions relates to unfunded benefit obligations while €8,710 million (2003: €8,150 million) relates to funded benefit obligations. €455 million (2003: €410 million) of the defined benefit obligation for other post-employment benefits relates to unfunded obligations while €587 million (2003: €803 million) relates to funded obligations.
      Of the funded pension plans, total overfunding of individual plans amounts to €96 million (2003: €404 million) while underfunding amounts to €712 million (€851 million). Similarly, other funded post-employment benefit obligations in individual funds are underfunded by €301 million (2003: €541 million).
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
      The net recognized liability is reflected in the following balance sheet items:

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Provisions for pensions and other post-employment benefits	(5,072)	(4,999)
Other assets	599	653

Net recognized liability	(4,473)	(4,346)

      Provisions for pensions and other post-employment benefits changed as follows:

(€ million)

Balance at beginning of year	5,072
Allocations	841
Utilisation	(652)
Currency effects	(23)
Changes in scope of consolidation	—
Reversal	(239)

Balance at end of year	4,999

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[29]     Other provisions
      The breakdown of other provisions is as follows:

	Dec. 31, 2003		Dec. 31, 2004

		Maturing		Maturing
	Total	in 2004	Total	in 2005

	(€ million)
Provisions for taxes	863	710	1,023	666
Provisions for personnel commitments	1,337	645	1,514	802
Provisions for environmental remediation	200	9	303	55
Provisions for restructuring	238	192	168	157
Provisions for trade-related commitments	531	528	659	653
Other provisions	622	364	702	636

	3,791	2,448	4,369	2,969

      Changes in provisions were as follows:

		Changes in
	Jan. 1,	Scope of	Currency				Dec. 31,
	2004	Consolidation	Effects	Allocation	Utilization	Reversal	2004

	(€ million)
Provisions for taxes	863	—	(21)	631	(390)	(60)	1,023
Provisions for personnel commitments	1,337	—	(19)	913	(621)	(96)	1,514
Provisions for environmental remediation	200	—	(7)	169	(26)	(33)	303
Provisions for restructuring	238	—	(6)	93	(133)	(24)	168
Provisions for trade-related commitments	531	—	(19)	1,152	(929)	(76)	659
Other provisions	622	7	(10)	589	(404)	(102)	702

	3,791	7	(82)	3,547	(2,503)	(391)	4,369

Stock compensation program
      The Bayer Group’s stock compensation programs comprise both individual agreements and standard plans. Individual stock compensation agreements give the company the ability to link remuneration components to the stock price or future stock price trends. They may be contingent upon the attainment of agreed targets, or they may be granted in recognition of services already rendered. Under such agreements the Bayer Group does not allocate shares, but instead makes equivalent cash payments.
      In 2004, for the first time, the Bayer Group established individual stock compensation agreements and recorded provisions of €2 million for future payments under such individual agreements. The maximum expense to which the Group is exposed over a five-year period under present agreements is equivalent to the value of 355,226 Bayer shares.
      The three types of standard stock compensation program that are currently in place were first launched in 2000. There is a Stock Option Program for the members of the Board of Management and other Group Executives, a Stock Incentive Program for other senior managers, and a Stock Participation Program for all other groups of employees.

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
      Any unexercised option rights expire at the end of this two-year period. To determine whether the participant is eligible to exercise option rights and, if so, the cash payment he or she receives upon exercise, we apply two performance criteria based on the absolute and relative performance of Bayer AG stock. If the minimum criteria are not met, the participant receives no payment under the program. In mid-December the outperformance criteria for the 2000 tranche of the Stock Option Program were fulfilled for a short period. A total of 29 options were exercised, resulting in payments equivalent to the value of 58 Bayer shares at that time. No options expired or were canceled in 2004.

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

Incentive payments to employees under the Stock Incentive Program

Value of x Shares
Payment at End of	(per 10 Deposited Shares)

Second year	2
Sixth year	4
Tenth year	4

Total	10

      Participants receive incentive payments only if Bayer stock has outperformed the Dow Jones EURO STOXX 50SM index on the respective distribution dates, calculated from the beginning of the program.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

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
      The participant receives incentive payments as follows:

Incentive payments to employees under the Stock Participation Program

Value of x Shares
Payment at End of	(per 10 Deposited Shares)

Second year	1
Sixth year	2
Tenth year	2

Total	5

      In addition, under Module 2 each participant may purchase up to 20 Bayer AG shares per year at a tax-free discount. In 2004 the discount amounted to €6.75 per share (2003: €7.70). Participants may not include shares purchased under Module 2 among the shares they deposit under Module 1. Each participant may take up both modules up to a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year.
      The Stock Option Program, the Stock Incentive Program and Module 1 of the Stock Participation Program are accounted for as follows: Since participants are entitled to receive a payment equivalent to the market price of Bayer AG stock, subject in some cases to certain performance criteria, an expense for possible disbursements is recorded when there is a reasonable basis on which to estimate whether these performance criteria will ultimately be met. Compensation expense is recorded at each balance sheet date by multiplying the number of rights outstanding by the current quoted market price of Bayer AG shares. The related personnel provisions on December 31, 2004 amounted to €7 million.
      For Module 2 of the Stock Participation Program, the difference between the quoted market price of Bayer AG stock and the discounted price paid by participants at the date of purchase is expensed immediately. During the year ended December 31, 2004, participants in Module 2 received 401,660 shares at a total price of €6 million, resulting in personnel expenses of €3 million. The discount to the price of Bayer AG stock was 33 percent.
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
      Provisions for environmental remediation as of December 31, 2004 amounted to €303 million (2003: €200 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling €363 million (2003: €267 million), discounted at risk-free rates of 0.5 percent to 5.5 percent.
      These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 20 years. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, development of current costs and new circumstances with major influences on expenses, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to do not necessarily represent an exhaustive list.
      Lipobay/ Baycol: Over the course of the Lipobay/ Baycol litigation, Bayer has been named as a defendant in approximately 14,660 cases worldwide (more than 14,550 of them in the United States). As of February 18, 2005, the number of Lipobay/ Baycol cases pending against Bayer worldwide was 6,191 (6,111 of them in the United States, including several class actions). The decrease in the number of U.S. cases is attributable to various reasons, including voluntary dismissals by plaintiffs, dismissals based on settlements and court-ordered dismissals, such as for failure to satisfy procedural requirements. Several courts had entered orders requiring plaintiffs alleging injury from Baycol to furnish medical evidence of such injury according to a court-imposed schedule, and numerous cases have been dismissed for failure to provide such evidence.
      As of February 18, 2005, Bayer had settled 2,938 Lipobay/ Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately, U.S.$1.114 billion. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/ Baycol on a voluntary basis and without concession of liability.
      After more than three years of litigation we are currently aware of fewer than 100 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/ Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
      In the 2003 fiscal year, Bayer recorded a €300 million charge to the operating result — exceeding the expected insurance coverage of approximately U.S.$1.2 billion — taking into consideration expenses already incurred and quantifiable expenses expected in the future to be incurred in connection with the Lipobay/ Baycol litigation risk. Further insurers have since acceded to the agreement concluded in the spring of 2004 under which the insurers have withdrawn the reservation of rights customary in these cases. Negotiations with one remaining insurer are ongoing. A €47 million charge to the operating result was recorded in 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs.
      A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and certain current and former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/ Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. Bayer believes it has meritorious defenses and will defend itself vigorously.
      PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in numerous lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA. Following the dismissal or withdrawal of many of these lawsuits, fewer than 850 cases remain pending against Bayer. Bayer is the sole defendant in approximately 550 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 300 cases. The majority of these cases are still at an early stage. Further dismissals are therefore possible, particularly should plaintiffs fail to comply with court orders requiring the submission of causative evidence. Currently, approximately 290 appeals have been filed by some of the plaintiffs whose suits were dismissed in the first instance on the grounds of procedural deficiency.
      Two PPA cases against Bayer have gone to trial so far. In the first case, in October 2004, a Texas jury awarded a plaintiff damages amounting to U.S.$400,000. Bayer will appeal this decision. In the second case, in February 2005 in Utah, the jury returned a verdict in Bayer’s favor.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Although Bayer plans to vigorously defend the majority of its PPA cases, there are cases where Bayer may consider settlement to be appropriate. To date, the company has settled several cases without acknowledging liability.
      Based on the relatively small number of pending cases in which adequate factual records have been developed to permit a meaningful assessment, a provision taking into account existing insurance coverage was established in 2004 for those cases where Bayer is considering settlement. This provision, in the amount of €16 million, is for possible settlements and further defense costs. It remains impossible, however, to reasonably estimate potential liability with respect to the balance of the pending PPA cases, so no provision has been recorded for them.
      Bayer intends to vigorously defend the Lipobay/ Baycol and PPA litigation. Since the existing insurance coverage is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
      Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. Bayer believes that it has meritorious defenses and will vigorously defend the litigation. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.
      Rubber, polyester polyols, urethane: Risks also exist in connection with investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to U.S.$66 million for antitrust violations relating to rubber chemicals and approximately U.S.$5 million for those relating to acrylonitrile-butadiene rubber. Both these agreements have received court approval and the respective amounts have since been paid. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigation, although a reliable estimate cannot yet be made as to the actual amount of any fines.
      Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of U.S.$33 million for antitrust violations in the United States relating to adipic-based polyester polyols. This fine, for which a provision has been established, requires court approval. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.
      A number of civil claims for damages have been filed in the United States, and a few in Canada, against Bayer AG and some of its subsidiaries. These lawsuits, involving allegations of unlawful collusion on prices for certain rubber and polyester polyol product lines, are still at a very early stage.
      The financial risk associated with all of the above litigation (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of private claims for damages, is currently not quantifiable, so no accounting measures have been taken in this regard. The company expects that, in the course of the above-mentioned regulatory proceedings and civil damages suits, significant expenses will become necessary that may be of material importance to the company.
      In the United States, civil actions are also pending involving allegations of unlawful collusion on prices for polyether polyols and other raw materials for urethane products. These lawsuits are also at a very early stage.
      Patent and contractual disputes: Further risks arise from patent disputes in the United States. Bayer is alleged to have infringed third-party patents relating to the blood coagulation factor Kogenate® and the ADVIA

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Centaur® immunoassay system. In another dispute, Bayer has filed suit against several companies alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.
      Risks also exist in connection with court or out-of-court proceedings in which Bayer is alleged to have violated contractual or pre-contractual obligations. For example, Aventis Behring LLC alleges that Bayer violated contractual obligations relating to the supply of Helixate® and is seeking damages. The purchaser of the global Everest® herbicide business alleges that, during the negotiations for the sale of the business, information was withheld or misrepresented and has filed suit for rescission of the transaction or damages. Limagrain Genetics Corporation has filed suit against Bayer — as legal successor to Rhône-Poulenc — for indemnity against liabilities to third parties arising from breach of contract.
      Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.
      Product liability and other litigation: Legal risks also arise from product liability lawsuits other than those concerning Lipobay/ Baycol and PPA. A class action is pending in the United States against Bayer Corporation, seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV through blood plasma products. This class action has been widened to include U.S. residents who claim to have become infected with HCV (hepatitis C virus) through such products. Bayer Corporation is also a defendant in cases in which plaintiffs are asserting claims alleging damage to health from the substance thimoseral, which was used in immunoglobulin and nasal sprays. Claims are also being asserted against Bayer in the United States for damage to bees, honey and wax allegedly caused by imidacloprid.
      Also in the United States, a case is pending against Bayer CropScience LP for compensation for loss of earnings and damage allegedly caused by effects of fipronil in crawfish farms.
      Bayer Corporation, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
      A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to indemnify Bayer.
      Bayer believes it also has meritorious defenses in these product liability and other cases and will defend itself vigorously.
Restructuring charges
      Restructuring charges of €132 million were incurred in 2004 for closures of facilities and relocation of business activities, including €93 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €93 million in severance payments, a total €20 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment, and €19 million in other expenses. Most of the charges taken for severance payments and other expenses in 2004 will lead to disbursements in 2005.
      At the same time, restructuring generated a one-time curtailment gain of €2 million. This principally relates to the reduction in pension obligations resulting from headcount adjustments.
      Restructuring was once again a major focus of activity in fiscal 2004.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In the context of the refocus in pharmaceuticals, expenses of €45 million were incurred in connection with the strategic alliance with Schering-Plough. The restructuring charges in the United States comprise €32 million for severance payments and €13 million in other expenses.
      Also in connection with the restructuring of the pharmaceuticals operations, expenses of €11 million were incurred for headcount adjustments at our service company in the United States.
      Expenses of €24 million for severance payments were also incurred in connection with the restructuring of the research center in Wuppertal, Germany.
      A further €6 million was spent for severance payments arising from the reorganization of the Diagnostics Business Group in the United States.
      Expenses of €15 million were incurred for the closure of a CropScience site at Hauxton, United Kingdom, and the relocation of manufacturing operations to other sites. At the same time, income of €2 million was booked for the reduction in pension obligations. The expenses comprise €5 million in severance payments, €7 million in write-downs of assets no longer used and €3 million for other charges.
      The continuing reorganization of the MaterialScience business, which began in 2002, led to additional expense of €7 million for severance arrangements in the United States.
      Further ongoing restructuring programs to improve the profitability of the subgroups and integrate acquisitions gave rise to total expenses of €24 million, comprising €8 million in severance payments, €13 million in write-downs and €3 million in other charges.
      Changes in provisions for restructuring were as follows:

	Severance	Other
	Payments	Costs	Total

	(€ million)
Balance at Jan. 1, 2003	158	72	230
Additions	125	64	189
Utilization	(124)	(29)	(153)
Exchange differences	(13)	(15)	(28)
Balance at Dec. 31, 2003	146	92	238
Additions	75	18	93
Utilization	(111)	(46)	(157)
Exchange differences	(3)	(3)	(6)

Balance at Dec. 31, 2004	107	61	168

      The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[30]     Financial liabilities
      Financial liabilities comprise the following:

	Dec. 31, 2003		Dec. 31, 2004

		Maturing		Maturing
	Total	in 2004	Total	in 2005

	(€ million)
Debentures	6,845	471	6,885	376
Liabilities to banks	532	377	537	384
Liabilities under lease agreements	575	86	462	77
Liabilities from the issuance of promissory notes	59	59	112	112
Commercial paper	512	512	861	861
Liabilities from derivative financial instruments	116	114	68	49
Other financial liabilities	787	429	797	746

	9,426	2,048	9,722	2,605

      The maturities of financial obligations existing at December 31, 2004 were as follows:

Maturing in	(€ million)

2005	2,605
2006	391
2007	3,065
2008	52
2009	712
2010 or later	2,897

9,722

      U.S. Dollar denominated financial liabilities amounted to €2.0 billion (2003: €2.0 billion) and account for 21 percent (2003: 22 percent) of total financial liabilities.
      Short-term borrowings (excluding the short-term portion of debentures) amounted to €2.2 billion (2003: €1.6 billion) with a weighted average interest rate of 7.7 percent (2003: 6.2 percent). The Bayer Group’s financial liabilities are primarily unsecured and of equal priority.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Debentures include the following:

Effective	Stated
Rate	Rate		Volume	Dec. 31, 2003	Dec. 31, 2004

				(€ million)
Bayer AG
5.5150%	5.3750%	Eurobonds 2002/2007	EUR 3,000 million	3,039	3,018
6.1075%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,097	2,129
3.5000%	3.5000%	Bonds Private Placement 2003/2005	EUR 15 million	15	15
variable	variable	Bonds Private Placement 2003/2006	EUR 250 million	250	250
2.4700%	2.4700%	Bonds Private Placement 2004/2005	EUR 25 million	—	25
variable	variable	Bonds Private Placement 2004/2006	EUR 50 million	—	50
3.5020%	3.4900%	Bonds Private Placement 2004/2008	EUR 20 million	—	20
3.1250%	3.1250%	Bonds Private Placement 2003/2004	EUR 25 million	25	—
3.1800%	3.1800%	Bonds Private Placement 2003/2004	EUR 50 million	50	—
Bayer Capital Corporation
variable	variable	Bonds Private Placement 2002/2005	EUR 65 million	65	65
Bayer Corporation
7.1800%	7.1250%	Notes 1995/2015	USD 200 million	158	145
6.6700%	6.6500%	Notes 1998/2028	USD 350 million	277	257
6.2100%	6.2000%	Bonds 1998/2028	USD 250 million	198	184
4.0430%	3.7500%	Bonds Private Placement 2004/2009	EUR 460 million	—	456
6.3750%	6.3750%	Money Market Puttable Reset Securities 2001/2011	USD 500 million	397	—
1.2000%	3.5000%	Revenue Bonds 1997/2009	USD 20.6 million	16	—
Bayer Ltd., Japan
3.7500%	3.7500%	Bonds 2000/2005	CHF 400 million	258	271

				6,845	6,885

      In April 2002, Bayer AG launched two Eurobond issues under its €8 billion European Medium Term Note (EMTN) program. One of these issues, in the nominal volume of €3 billion, carries a 5.375% coupon and has a term of 5 years, maturing in 2007. Interest is payable annually in arrears. The issue price was 99.402%. The other Eurobond issue has a nominal volume of €2 billion and a term of 10 years, maturing in 2012. The bonds carry a 6% coupon. Again, all interest is payable annually in arrears. The issue price was 99.45%.
      Bayer AG also issued bonds under its EMTN program in the form of private placements. A nominal issue of €250 million was made in four tranches in 2003 maturing in 2006 with variable interest rates. Interest is payable quarterly; the issue prices were 99.80%, 100.5412%, 100.67% and 102.1547%. A €15 million bond issued in 2003 and maturing in 2005 carries a fixed coupon of 3.5% payable annually; the issue price was 100%. A €50 million bond issued in 2004 and maturing in 2006 carries a floating rate. Interest is payable quarterly and the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
issue price was 99.94%. A €25 million bond issued in 2004 and maturing in 2005 has a fixed coupon of 2.47% payable annually; issue price 100%. Finally, a €20 million issue made in 2004 and maturing in 2008 has a fixed coupon of 3.49% payable annually; the issue price was 99.947%. In 2003 these bonds in an amount of €340 million were recognized under commercial paper. The prior-year figures have been restated accordingly.
      Bayer Capital Corporation issued a bond in the amount of €65 million as a private placement maturing in 2005 with a variable interest rate. The issue price was 100%. Interest is payable annually. In 2003, €65 million relating to this bond was recognized under other financial liabilities. The prior-year figures have been restated accordingly.
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
      In January 2004, Bayer Corporation repurchased entirely USD 500 million of Money Market Puttable Reset Securities issued in 2001 and all related options. This repurchase transaction was funded by the issue of a bond with a nominal value of €460 million and a coupon of 3.75%. The bond was swapped into USD.
      At December 31, 2004, the Group had approximately €5.3 billion (2003: €5.8 billion) of total lines of credit, of which €0.5 billion (2003: €0.5 billion) was used and €4.8 billion (2003: €5.3 billion) was unused and available for borrowing on an unsecured basis.
      Liabilities under finance leases are recognized as financial liabilities if the leased assets are capitalized under property, plant and equipment. They are stated at present values. Lease payments totaling €602 million (2003: €760 million), including €140 million (2003: €185 million) in interest, are to be made to the respective lessors in future years.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The liabilities associated with finance leases mature as follows:

	Lease	Of Which
	Payments	Interest	Liability

	(€ million)
2005	100	23	77
2006	76	19	57
2007	47	17	30
2008	34	16	18
2009	25	10	15
After 2009	320	55	265

	602	140	462

      Lease payments in 2004 and 2003 in connection with operating leases amounted to €124 million in both years.
      The other financial liabilities include €27 million (2003: €33 million) to non-consolidated subsidiaries.
[31]     Trade accounts payable
      Trade accounts are payable mainly to third parties. The entire amount totaling €2,276 million (2003: €2,265 million) is due within one year. Of this total, €10 million (2003: €33 million) is payable to non-consolidated subsidiaries, €39 million (2003: €12 million) to other affiliated companies and €2,227 million (2003: €2,220 million) to other suppliers.
[32]     Miscellaneous liabilities
      Miscellaneous liabilities are carried at amortized cost except where otherwise required to be marked to market.
      They are comprised as follows:

	Dec. 31, 2003		Dec. 31, 2004

		Maturing in		Maturing
	Total	2004	Total	in 2005

	(€ million)
Tax liabilities	549	549	456	456
Accrued interest on liabilities	315	315	296	296
Payroll liabilities	337	247	328	253
Liabilities for social expenses	172	166	150	138
License liabilities	47	47	42	42
Advance payments received	18	18	28	28
Liabilities from the acceptance of drafts	21	21	24	24
Liabilities from commodity future contracts	—	—	31	7
Other miscellaneous liabilities	1,000	998	813	794

	2,459	2,361	2,168	2,038

      Tax liabilities include not only Group companies’ own tax liabilities, but also taxes withheld for payment to the authorities on behalf of third parties.
      Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The other miscellaneous liabilities comprise mainly guarantees, commissions to customers, and expense reimbursements.
      The other liabilities include €14 million (2003: €12 million) to non-consolidated subsidiaries and less than €1 million (2003: €2 million) in liabilities to other affiliated companies.
[33]     Further information on liabilities
      Other liabilities (financial liabilities, trade accounts payable and miscellaneous liabilities) include €2,970 million (2003: €3,283 million) with maturities of more than five years.
      Of the total, €636 million (2003: €394 million) was secured, including €21 million secured by mortgages.
      The total amount includes €296 million (2003: €315 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.
[34]     Deferred income
      Deferred income as of December 31, 2004 includes €106 million (2003: €121 million) in grants and subsidies received from government. The amount reversed and recognized in income was €33 million (2003: €23 million).
[35]     Discontinuing operations
      Assets and liabilities as of December 31, 2004 contain the following amounts relating to discontinuing operations (LANXESS and the plasma business):

			Plasma
	LANXESS		Business		Total

	2003	2004	2003	2004	2003	2004

	(€ million)
Noncurrent assets	1,690	1,627	3	1	1,693	1,628
Current assets (excluding liquid assets)	2,326	2,614	616	620	2,942	3,234
Liquid assets	13	72	—	—	13	72

Assets	4,029	4,313	619	621	4,648	4,934

Pension provisions	(408)	(418)	—	—	(408)	(418)
Other provisions	(403)	(479)	(43)	(99)	(446)	(578)
Financial obligations	(608)	(570)	—	—	(608)	(570)
Remaining liabilities	(682)	(750)	(46)	(35)	(728)	(785)

Liabilities	(2,101)	(2,217)	(89)	(134)	(2,190)	(2,351)

[36]     Commitments and contingencies
      Contingent liabilities as of December 31, 2004 amounted to €303 million. They result from:

	Dec. 31,	Dec. 31,
	2003	2004

	(€ million)
Issuance and endorsement of bills	4	8
Guarantees	130	178
Other commitments	207	117

	341	303

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The respective items refer to potential future obligations where the occurrence of the future events would create an obligation, the existence of which is uncertain at the balance sheet date. Group companies frequently enter into certain obligations related to business transactions. These mainly comprise commitments undertaken by subsidiaries for a defined level of performance or the rendering of a specific service. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties’ liabilities to banks resulting from contractual agreements with these subsidiaries. A liability to perform under the guarantee arises if the debtor is in arrears with payments or is insolvent.
      In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments. Bayer AG has undertaken to provide profit-sharing capital in the form of an interest bearing loan totaling €150 million for the Bayer Pensionskasse, which can be drawn up to December 31, 2010. Of this amount, €100 million were drawn by 2004, that is €50 million were drawn in 2003 and €50 million were drawn in 2004, so the potential future obligation is now €50 million.
      Further financial commitments also exist, mainly under long-term lease and rental agreements
      Minimum non-discounted future payments relating to operating leases total €481 million (2003: €478 million). The respective payment obligations mature as follows:

(€ million)

2005	101
2006	86
2007	74
2008	63
2009	60
2010 or later	97

481

      Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €189 million (2003: €181 million).
      Of the respective payments, €185 million — almost the entire amount — is due in 2005.
      In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €868 million (2003: €424 million). At December 31, 2004, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

Maturing in	€ million

2005	195
2006	155
2007	168
2008	78
2009	96
2010 or later	176

868

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
[38]     Financial Instruments

Primary financial instruments
      Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39 (Financial Instruments: Recognition and Measurement), asset instruments are categorized as “held for trading,” “held to maturity,” or “available for sale” and, accordingly, recognized at fair value or amortized cost. Changes in the fair value of available-for-sale securities are recognized in stockholders’ equity. In the event of impairment losses, the assets are written down and the write-downs are recognized in income. Financial instruments constituting liabilities are carried at amortized cost.

Fair value
      The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The fair values of other securities included in investments and of marketable securities are derived from their market prices and reflected in the financial statements. Financial obligations are valued mainly by discounting future cash flows, or in some cases on the basis of quoted prices. Their total fair value reflected in the consolidated financial statements is €779 million above their original cost of acquisition. The remaining receivables and liabilities and the liquid assets have such short terms that there is no significant discrepancy between their fair values and carrying amounts.

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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The position at the end of 2004 was as follows:

	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Primary asset instruments exposed to currency risk	4,899	4,409
Primary asset instruments hedged naturally	(348)	(358)
Primary liability instruments exposed to currency risks	983	1,792
Primary liability instruments hedged naturally	(348)	(358)
Amount hedged through derivative financial instruments	(5,178)	(5,471)

Residual unhedged currency exposure	8	14

      In some cases, forecasted transactions are also hedged to further reduce the related anticipated currency risk. At December 31, 2004 the total notional amount of the hedging instruments concerned — mainly forward exchange contracts for the sale of U.S. dollars or Japanese yen, the majority of which mature before December 31, 2005 — was €374 million, which is not included in the hedged amount of €6.2 billion. The contracts are concluded monthly so that they run for one year and mature in the middle of each month. Changes in fair value are recognized in the income statement.
      On the asset side, 66 percent of currency risks relate to the U.S. dollar. On the liabilities side, 43 percent of foreign currency risks relate to the U.S. dollar. The remaining exposure involves liabilities in British pounds (13 percent) and a number of other currencies outside of the dollar and pound zones. The U.S. dollar accounts for 67 percent of the asset volume hedged through derivative financial instruments, while the remaining 33 percent relates to a range of other currencies. Of the hedged liabilities, 19 percent are in U.S. dollars and 11 per cent in British pounds. When hedging exchange rate risk on recorded foreign currency operating items, we do not aim for hedge accounting treatment. These items are thus treated as trading operations, the changes in the fair values of the hedging instruments normally being recognized immediately in the income statement.
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
      The other securities included in investments are mostly floating rate investments at market rates of interest. There is therefore no interest rate risk. Interest rate swaps are not used to convert floating rate investments into fixed rate investments.
      The other loans chiefly comprise floating rate loans to third parties maturing in more than one year and above all loans to employees, generally at market-oriented, fixed interest rates. Such loans are exposed to an interest rate risk which, however, is not hedged since it was entered into for specific reasons. More than three quarters of employee loans are for terms of more than five years.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Derivative financial instruments
      The derivatives we use are mainly over-the-counter instruments, particularly forward foreign exchange contracts, option contracts, interest rate swaps, and interest and principal currency swaps. We deal only with banks of high credit standing. The instruments are employed according to uniform guidelines and are subject to strict internal controls. Their use is generally confined to the hedging of the operating business and of the related investments and financing transactions. Derivative transactions are also carried out on the commodities markets. Further, derivative financial instruments may be embedded in other contracts. Where they can be separated from the host contract, they are recognized separately at fair value. “Regular way” purchases and sales of financial assets are recorded at the settlement date in compliance with IAS 39. The main objective in using derivative financial instruments is to reduce fluctuations in cash flows and earnings associated with changes in interest and foreign exchange rates

Market risk
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
      The notional amounts and fair values of the derivative financial instruments held at the closing date to hedge interest rate and currency risks were as follows:

	Notional Amount		Fair Value

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Forward foreign exchange contracts	3,984	4,851	143	94
Currency options	266	133	11	9
Interest rate hedging contracts (including interest and principal currency swaps)	6,331	7,204	485	545

	10,581	12,188	639	648

      Gains and losses from changes in fair values are immediately recognized in income, except where the strict conditions for the recognition of a hedge accounting relationship are present. This is also the case with fair value hedges, where the gain or loss on both the hedging contract and the hedged item are recognized in income. However, gains or losses incurred through cash flow hedge accounting are recognized initially in equity and subsequently in the income for the year in which the term of the underlying hedged contract is completed.

Credit risk
      Credit risk exposure is €701 million (2003: €733 million), this amount being the total of the positive fair values of derivatives that give rise to claims against the other parties to the instruments. It represents the losses that could result from non-performance of contractual obligations by these parties. We minimize this risk by imposing a limit on the volume of business in derivative financial instruments transacted with individual parties.

Currency risk
      Exchange hedging instruments in the notional amount of €5.0 billion (2003: €4.2 billion) mature within one year. As in the previous year, no contracts have longer remaining terms.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Interest rate risk
      Short-term interest rate hedging contracts (including interest and principal currency swaps) total €1.0 billion (2003: €0.3 billion). The notional volume of those with maturities of more than one year but less than five years totals €4.3 billion (2003: €4.2 billion) while the notional volume of those with maturities of more than five years totals €1.9 billion (2003: €1.8 billion).
      Most interest rate swaps and interest and principal currency swaps are performed to allow the company to maintain a target range of floating rate debt. In 2002 such contracts were mainly used in connection with bond issues in the amounts of €2.0 billion and €3.0 billion. A portion of these bonds was converted from fixed to floating rate debt by means of interest rate swaps. Changes in the fair values of derivatives that hedge interest rate risk are recorded as interest income or expense for the respective periods. The effective portion of fair value hedges amounts to €58 million while the ineffective portion is €6 million. Some interest rate or interest and principal currency instruments involve a swap from variable to fixed interest rates. Such contracts are accounted for as cash flow hedges as defined in IAS 39. The effective portion of hedges amounts to €52 million; there is no ineffective portion.

Procurement market risk
      The Bayer Group is exposed to changes in the market prices of commodities used for its business operations. In order to participate in commodity market fluctuations, we make use of derivative financial instruments according to our own assessments of the relevant markets.

	Notional Amount		Fair Value

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Commodity futures contracts	224	817	11	29

	224	817	11	29

      As of December 31, 2004, the total notional volume of commodity derivatives was €817 million. The total fair value of existing commodity contracts was €29 million.
[39]     Net cash provided by (used in) operating activities
      The cash flow statement starts from the operating result. The gross cash flow for 2004 of €3.2 billion (2003: €2.9 billion; 2002: €2.8 billion) is the cash surplus from operating activities before any changes in other assets and liabilities. Breakdowns of the gross cash flow by segment and region are given in the table on page F-7. The net cash flow of €2.5 billion (2003: €3.3 billion; 2002: €4.5 billion) takes into account changes in working capital.
      We have altered our gross cash flow computation effective January 1, 2004 in order to enhance transparency. The gross cash flow continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. Instead, these changes are now reflected in the reconciliation of the gross cash flow to net cash flow. While the net cash flow remains unaffected, the gross cash flow for fiscal 2003 is reduced by €380 million to €2,864 million (for fiscal 2002: reduced by €303 billion to €2,782 million). Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.
[40]     Net cash provided by (used in) investing activities
      Additions to property, plant and equipment and intangible assets in 2004 resulted in a cash outflow of €1.3 billion (2003: €1.7 billion; 2002: €2.2 billion). Sales of property, plant and equipment led to a cash inflow of €0.2 billion (2003: €1.6 billion; 2002: €2.1 billion), while the cash inflow from the sale of investments and from interest and dividend receipts, including marketable securities, amounted to €0.2 billion (2003: €0.5 billion

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
inflow; 2002: €6.4 billion outflow). Further information on acquisitions and divestments can be found on page F-19 ff. The net cash outflow for investing activities was €0.8 billion (2003: €0.5 billion inflow; 2002: €6.6 billion outflow).
[41]     Net cash provided by (used in) financing activities
      In fiscal 2004, there was a net cash outflow from financing activities of €0.8 billion (2003: €1.8 billion outflow; 2002: €2.2 billion inflow). Net borrowing led to a net cash inflow of €0.5 billion (2003: €0.3 billion net outflow for debt repayments; 2002: €3.5 billion net inflow from borrowing). Dividend payments for 2003 and interest payments totaled €1.3 billion (2003: €1.4 billion; 2002: €1.4 billion).
[42]     Discontinuing operations
      Discontinuing operations affected the Group cash flow statements as follows:

	LANXESS			Plasma Business

	2002	2003	2004	2002	2003	2004

	(€ million)
Net cash provided by (used in) operating activities	503	131	234	(129)	(98)	(16)
Net cash provided by (used in) investing activities	(322)	(247)	(253)	(28)	(27)	(30)
Net cash provided by (used in) financing activities	(181)	116	19	157	125	46

Change in cash and cash equivalents	—	—	—	—	—	—

	Haarmann & Reimer			Total

	2002	2003	2004	2002	2003	2004

	(€ million)
Net cash provided by (used in) operating activities	87	—	—	461	33	218
Net cash provided by (used in) investing activities	1,286	—	—	936	(274)	(283)
Net cash provided by (used in) financing activities	1	—	—	(23)	241	65

Change in cash and cash equivalents	1,374	—	—	1,374	—	—

[43]     Cash and cash equivalents
      Cash and cash equivalents as of December 31, 2004 amounted to €3.6 billion (2003: €2.7 billion; 2002: €0.8 billion). In accordance with IAS 7 (Cash Flow Statements), this item also includes financial securities with original maturities of up to three months. The liquid assets of €3.6 billion (2003: €2.9 billion; 2002: €0.8 billion) shown in the balance sheet also include marketable securities and other instruments.

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
      As of December 31, 2004, the Bayer Group comprised four subgroups with operations subdivided into divisions (HealthCare), business groups or strategic business entities (CropScience, MaterialScience and LANXESS). Their activities are aggregated into the seven reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The subgroups’ activities are as follows:

Subgroup	Activities

HealthCare
Pharmaceuticals, Biological Products	Development and marketing of prescription pharmaceuticals and biological products.
Consumer Care, Diagnostics	Development and marketing of over-the-counter medications, nutritional supplements and diagnostic products for laboratory testing, near-patient testing and self-testing applications.
Animal Health	Development and marketing of veterinary medicines, nutritionals and grooming products for companion animals and livestock.
CropScience
CropScience	Development and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides, seed treatment products, non-agricultural applications, plant biotechnology and conventional seeds to meet a wide range of regional requirements.
MaterialScience
Materials	Production and marketing of high-quality plastics granules, methylcellulose, metallic and ceramic powders and semi-finished products.
Systems	Development, manufacturing and marketing of polyurethanes for a wide variety of applications as well as coating and adhesive raw materials; production and marketing of basic inorganic chemicals.
LANXESS
LANXESS	Production and marketing of synthetic and tire rubbers, polymers, basic and fine chemicals and speciality chemicals, including the development of system solutions.
      In 2004, as part of the reorganization, the chemicals operations — with the exception of H.C. Starck and Wolff Walsrode — and some of the polymers operations were combined to form LANXESS. The operations of the former Bayer Polymers and Bayer Chemicals subgroups that remain in the Bayer Group continue to operate as part of the Bayer MaterialScience subgroup, which is subdivided into the Materials and Systems segments. The prior-year figures have been restated to reflect these organizational changes.
      The reconciliation eliminates intersegment items and reflects income and expenses not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.
      Business activities that Bayer has already divested or intends to divest are shown as discontinuing operations. For fiscal 2004 and 2003 these are the plasma business and LANXESS. Additionally, in 2002 we reported Haarmann & Reimer as discontinuing operations.
      The segment data are calculated as follows:

•	The intersegment and interregional sales reflect intragroup transactions effected at transfer prices fixed on an arm’s-length basis.

•	The return on sales is the ratio of the operating result to external net sales.

•	The gross cash flow comprises the operating result plus depreciation, amortization and write-downs, minus income taxes, minus gains/plus losses on retirement of non-current assets, plus/minus changes in pension provisions.

•	The net cash flow is the cash flow from operating activities as defined in IAS 7.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

•	The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of Cash Flow Return on Investment (“CFROI”) requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.

•	The CFROI is the ratio of the gross cash flow to the average capital invested for the year and is thus a measure of the return on capital employed.

•	The equity items are those reflected in the balance sheet and income statement. They are allocated to the segments where possible. The reconciliation of the balance of equity-method income and loss to the income statement line “Income (expense) from investments in affiliated companies — net” is apparent from Note [8].

•	Capital expenditures, amortization and depreciation relate to intangible assets, property, plant and equipment.

•	Since financial management of Group companies is carried out centrally by Bayer AG, financial liabilities are not normally allocated directly to the respective segments. Consequently, the liabilities shown for the individual segments do not include financial liabilities. However, in connection with the spin-off of LANXESS, financial liabilities were allocated to LANXESS AG and LANXESS GmbH where this was possible and made commercial sense. Financial liabilities have therefore been recognized directly for the LANXESS segment, which we include in discontinuing operations. To reflect the LANXESS subgroup — which was split off as of January 28, 2005 — in its entirety as of December 31, 2004, the relevant financial and other liabilities have been recognized under the LANXESS segment. The prior-year figures have been restated accordingly. In the previous year, all financial liabilities were reflected in the reconciliation.

We use a similar procedure for segment assets. All assets allocated directly to the LANXESS subgroup as part of the spin-off are stated separately. The prior-year figures have been restated and now also contain amounts recognized in the previous year in the former Polyurethanes/Coatings/Fibers, Plastics/Rubber or Chemicals segments or in the reconciliation.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[44]     U.S. GAAP information
      The Group’s consolidated financial statements have been prepared in accordance with IFRS, which as applied by the Group, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders’ equity are set out in the tables below:

	Notes	2002	2003	2004	2004

		(€ million)	(€ million)	(€ million)	($ million*)
Net income reported under IFRS		1,060	(1,361)	603	816
Available for sale securities	a	30	—	(7)	(9)
Business combinations	b	205	28	192	260
Pensions	c	(24)	(23)	—	—
In-process research and development	d	(133)	12	38	51
Asset impairment	e	205	(360)	(7)	(9)
Early retirement program	f	(4)	178	(58)	(79)
Pension and OPEB adjustments	g	—	—	(187)	(253)
Revaluation surplus	h	—	—	—	—
Other	i	(29)	(17)	(11)	(14)
Deferred tax effect on U.S. GAAP adjustments		(33)	98	90	122

Net income reported under U.S. GAAP		1,277	(1,445)	653	885

Basic and diluted earnings per share under U.S. GAAP		1.75	(1.98)	0.89	1.21

		December 31,

	Notes	2003	2004	2004

		(€ million)	(€ million)	($ million*)
Stockholders’ equity reported under IFRS		12,213	12,268	16,608
Available for sale securities	a	—	—	—
Business combinations	b	841	1,003	1,358
Pensions	c	556	172	233
In-process research and development	d	(131)	(93)	(126)
Asset impairment	e	(155)	(162)	(219)
Early retirement program	f	209	151	204
Pension and OPEB adjustments	g	—	(172)	(233)
Revaluation surplus	h	—	(66)	(89)
Other	i	33	20	27
Deferred tax effect on U.S. GAAP adjustments		(239)	(74)	(100)

Stockholders’ equity reported under U.S. GAAP		13,327	13,047	17,663

*	The 2004 U.S. dollar figures have been translated at an exchange rate of €1.0000 = $1.3538 which is the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. Such translations should not be construed as representations that the euro amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	December 31,

	2003	2004	2004

	(€ million)	(€ million)	($ million*)
Components of stockholders’ equity in accordance with U.S. GAAP:
Capital stock of Bayer AG	1,870	1,870	2,531
Capital reserves of Bayer AG	2,942	2,942	3,983
Retained earnings	10,682	10,972	14,853
Accumulated other comprehensive income:
— Unrealized market value adjustment on securities available for sale (net of taxes of €7 million, €2 million and $3 million)	13	25	34
— Unrealized market value adjustment on cash flow hedges (net of taxes of €17 million, €19 million and $26 million)	(31)	17	23
— Additional minimum pension liability (net of taxes of €260 million, €415 million and $562 million)	(377)	(609)	(824)
Translation differences	(1,772)	(2,170)	(2,937)

Total	13,327	13,047	17,663

*	The 2004 U.S. dollar figures have been translated at an exchange rate of €1.0000 = $1.3538 which is the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. Such translations should not be construed as representations that the euro amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

a.	Available for sale securities
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
      In the 2004 IFRS accounts, the Company reversed impairment losses recognized in prior period profit and loss relating to available for sale securities in the amount of €7 million due to the fact that the fair value of the financial assets increased and that increase was objectively related to an event that occurred subsequent to the recognition of the impairment loss. U.S. GAAP prohibits reversal of a recognized impairment loss in future periods- as such, the reversal of the impairment loss was reversed.

b.	Business combinations
      Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and amortization before January 1, 1995.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In 2002, as required by the newly implemented SFAS 142, the Group ceased amortization of its goodwill recorded under IFRS, its indefinite-lived intangible asset, the Bayer “Cross”, and the pre-1995 goodwill recognized for U.S. GAAP purposes. The adjustments recorded in 2004, 2003 and 2002 reverse the amortization expense recognized under IFRS on the Group’s IFRS goodwill in the amount of €181 million, €199 million and €194 million, respectively, and the amortization expense recorded under IFRS on the Bayer “Cross” indefinite-lived intangible asset in the amount of €11 million in 2004, 2003 and 2002. Furthermore, in addition to the adjustment recorded in 2003 for the reversal of normal recurring amortization expense, the Group wrote-off €182 million of pre-1995 goodwill which was capitalized under U.S. GAAP relating to the Polysar acquisition in 1990. See “Additional U.S. GAAP Disclosures” for more detail.

c.	Pension provisions
      Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, “Employee Benefits”. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. Using an accommodation of the United States Securities and Exchange Commission (“SEC”) for foreign private issuers, the Group adopted SFAS No. 87 on January 1, 1994, for its non-U.S. plans, which was also the date of adoption for IAS 19 for those plans. It was not feasible to apply SFAS No. 87 on the effective date specified in the standard. IAS 19 as applied by the Group from 1994 was substantially similar to the methodology required under SFAS No. 87. The adjustment between IFRS and U.S. GAAP comprises required SFAS 87 amortization of the unrecognized transition obligation over the remaining average service lives of employees from 1994 of €238 million, the recognition of an asset limitation under IAS 19, which is not allowed under SFAS No. 87, and the recognition of an additional minimum liability under SFAS No. 87, which is not required under IAS 19. As of December 31, 2003 the unrecognized transition obligation from 1994 was fully amortized.
      Following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for both pension and post-retirement benefit plans:

Plans in Germany

	2002	2003	2004

	(€ million)
Pension benefits:
Liability recognized for IFRS	(3,220)	(3,306)	(3,420)
Asset limitation under IAS 19	1,187	1,186	1,186
Additional minimum liability under SFAS No. 87	(322)	(442)	(826)
Difference in unrecognized transition obligation	23	—	—

Liability recognized for U.S. GAAP	(2,332)	(2,562)	(3,060)

Net periodic benefit cost recognized for IFRS	302	411	448
Amortization of transition obligation	24	23	—

Net periodic benefit cost recognized for U.S. GAAP	326	434	448

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Plans in other countries

	2002	2003	2004

	(€ million)
Pension benefits:
Liability recognized for IFRS	(521)	(506)	(407)
Asset limitation under IAS 19	—	7	10
Additional minimum liability under SFAS No. 87	(158)	(195)	(198)
Difference in unrecognized transition obligation	—	—	—
Difference Pension Curtailment	—	—	(44)

Liability recognized for U.S. GAAP	(679)	(694)	(639)

Net periodic benefit cost recognized for IFRS	219	336	133
Amortization of transition obligation	—	—	—
Difference pension curtailment	—	—	48

Net periodic benefit cost recognized for U.S. GAAP	219	336	181

Total

	2002	2003	2004

	(€ million)
Pension benefits:
Liability recognized for IFRS	(3,741)	(3,812)	(3,827)
Asset limitation under IAS 19	1,187	1,193	1,196
Additional minimum liability under SFAS No. 87	(480)	(637)	(1,024)
Difference in unrecognized transition obligation	23	—	—
Difference pension curtailment	—	—	(44)

Liability recognized for U.S. GAAP	(3,011)	(3,256)	(3,699)

Net periodic benefit cost recognized for IFRS	521	747	581
Amortization of transition obligation	24	23	—
Difference pension curtailment	—	—	48

Net periodic benefit cost recognized for U.S. GAAP	545	770	629

      See item g. for additional information relating to the pension curtailment difference in 2004.

d.	In-process research and development
      IFRS does not consider that in-process research and development (“IPR&D”) is an intangible asset that can be separated from goodwill. Under U.S. GAAP it is considered to be a separate asset that needs to be written-off immediately following an acquisition when the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use.
      During 2002, IPR&D has been identified for U.S. GAAP purposes in connection with the Aventis CropScience and Visible Genetics acquisitions. Fair value determinations were used to establish €138 million of IPR&D related to both acquisitions, which was expensed immediately for U.S. GAAP purposes. The independent appraisers used a discounted cash flow income approach and relied upon information provided by Group management. The discounted cash flow income approach uses the expected future net cash flows, discounted to their present value, to determine an asset’s current fair value.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      As a whole, the income booked for the reversal of the amortization of IPR&D recorded under IFRS as a component of other operating expense and selling expense amounted to €21 million, €12 million and €5 million, in 2004, 2003 and 2002, respectively.
      Furthermore, the 2004 adjustment reflects the sale of IPR&D, related to the Crop Improvement business, that was capitalized under IFRS as a result of the Aventis CropScience acquisition. The adjustment amounts to €17 million and represents the residual book value under IFRS at the time of sale.

e.	Asset impairments
      While the triggering events under both IFRS and U.S. GAAP that require an impairment test to be performed on long-lived assets are the same, there is a difference in the indicators of an impairment. Under IFRS, impairments on long-lived assets are recognized when the recoverable amount of an asset is less than its carrying amount. An asset’s recoverable amount is the higher of its net selling price, which is the sales price less costs of disposal, and value in use, which is the estimated discounted cash flows from the use and disposal of the asset. Under U.S. GAAP, a two-step model is used in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”). The first step is an analysis of an asset’s carrying value as compared to the sum of its undiscounted cash flows. Only if the undiscounted cash flows are less than the asset’s carrying value will an impairment be indicated, in which case the loss is measured as the difference between the asset’s carrying value and its fair value.
      In 2002, the carrying values of long-lived assets of the Polyether business were adjusted for a €205 million impairment loss under IFRS. However, as the undiscounted cash flows of the Polyether business were greater than its carrying value under U.S. GAAP, no further impairment test was required and, therefore, no impairment loss was recorded.
      The adjustment recorded in 2003 reflects the recognition of the €205 million impairment of the Polyether business under U.S. GAAP that had been recognized under IFRS in 2002. In addition, the adjustment recorded in 2003 reflects the reversal of impairment charges relating to goodwill recognized under IFRS in the amount of €63 million and the recognition of a long lived asset impairment under U.S. GAAP in the amount of €218 million in connection with the strategic realignment of the Bayer Group, as well as the deterioration in business conditions in some areas of operations. These adjustments resulted from differences in applying the impairment provisions under IFRS and U.S. GAAP. IAS 36 requires that an impairment loss of a cash generating unit first be allocated to reduce the carrying amount of goodwill allocated to the unit and, second, to other assets of the unit on a pro-rata basis based on the carrying amounts of each asset in the unit. However, U.S. GAAP requires that long lived assets, other than goodwill and indefinite lived intangible assets, first be analyzed and impaired under SFAS 144. Subsequently, U.S. GAAP requires goodwill and indefinite lived intangible assets to be evaluated for impairment under SFAS 142, “Goodwill and Other Intangible Assets”. Accordingly, the Group recognized an additional impairment loss of €155 million under U.S. GAAP. See “Additional U.S. GAAP Disclosures” for a further discussion of the requirements of SFAS 142. The impairment of the Polyether business in 2003 resulted from the sustained economic downturn.
      The adjustment recorded in 2004 is comprised of the recognition of an €18 million goodwill impairment loss recognized under U.S. GAAP resulting from the annual goodwill impairment test on strategic business units (“SBU”) within Bayer’s subgroup MaterialScience (€6 million relating to the Materials segment and €12 million relating to the Systems segment). Under IFRS no impairment loss was recognized on these SBU’s as they were fully written off in previous periods. Additionally, in 2004, goodwill assigned to the SBU RheinChemie (LANXESS segment) was fully impaired under both IFRS and U.S. GAAP. Due to the fact that goodwill ceased to be amortized for U.S. GAAP purposes effective January 1, 2002, an additional €11 million goodwill impairment loss was required to be recorded under U.S. GAAP. Finally, the 2004 adjustment is comprised of the reversal of depreciation expense in the amount of €22 million recorded under IFRS on long lived assets that were impaired under U.S. GAAP in prior years.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

f.	Early retirement program
      The Company offers an early retirement program to its employees that provides an employee with the opportunity to work fulltime for a period of up to two and a half years and receive fifty percent of his or her base salary for up to five years (i.e., including a period of up to two and a half years of non-work), plus additional bonus payments during each of those five years. Under IFRS, the company immediately accrued and expensed a portion of the related early retirement benefit obligation for certain qualified employees who participate or are expected to participate in this program in future periods. Under U.S. GAAP, such early retirement benefits are accrued over the employees’ remaining service lives for participating employees that signed an early retirement agreement.

g.	Pension and OPEB adjustments
      In 2004, the Company amended its retiree medical plan. The amendment provided a form of cost sharing with plan participants by establishing higher plan deductibles, co-payments and participant contributions. Additionally, the amendment provided for a contribution “cap” for the post-65 retiree medical plan limiting the Company’s annual contribution to the plan. Under IFRS, this plan amendment qualifies either as a negative plan amendment for fully vested employees or a plan curtailment for unvested or partially vested employees. For employees that are fully vested IAS 19 requires that gains resulting from negative plan amendments be recognized in income when they occur. Plan curtailments are also recognized in income when incurred. Accordingly, the Company recorded a €139 million one-time income item in other operating income as a result of these adjustments. Under U.S. GAAP, the retiree medical plan amendment is considered a negative plan amendment. According to FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” the resulting reduction in benefit obligation is first reduced by any existing unrecognized prior service cost resulting from previous plan benefit improvements and then reduced by any remaining transition obligation. The remaining gain is recognized as a prior service cost over the remaining years of service until the benefit becomes vested (13 years). The adjustment recorded in 2004 in the amount of €139 million reflects the reversal of past service costs and curtailments recognized under IFRS which are either not permitted to be recorded under U.S. GAAP or are to be recorded on a deferred basis.
      Additionally, other amendments to benefit plans in 2004, as well as certain headcount reductions in the U.S., resulted in additional curtailment gains recognized under IFRS of €48 million which were recognized within “other operating income.” Under both IFRS and U.S. GAAP, the plan amendments qualify as curtailment events as the plan adjustments eliminate the accrual of defined benefits for some or all future services for a significant number of employees. A U.S. GAAP and IFRS difference exists in the mechanics of calculating curtailment gains and losses. Under U.S. GAAP, the curtailment gain and loss calculation is based on an offsetting principle (i.e., a curtailment gain is offset by existing unrecognized losses), while the IFRS calculation is based on a proportional principle (i.e., a curtailment gain is offset by a proportionate share of the unrecognized losses). Therefore, for U.S. GAAP purposes the €48 million gain recognized under IFRS has been reversed, as the entire gain is offset by existing unrecognized actuarial losses. For U.S. GAAP purposes, a reduced amount of unrecognized actuarial losses will be spread over the remaining employee service life in the future.
      In the aggregate, €187 million of gains resulting from plan amendments recorded under IFRS within “other operating income” were reversed for U.S. GAAP purposes.

h.	Revaluation surplus
      In December 2004, the Group purchased the remaining 50% interest in their Roche OTC joint venture investment in the U.S. The Group has fully consolidated this investment as of December 31, 2004 in accordance with IFRS 3, “Business Combinations,” which is applicable for all business combinations with an agreement date after March 31, 2004. IFRS 3 requires that previously acquired assets and liabilities must be revalued and adjusted to fair value at the point in time in which an acquirer obtains control resulting from an additional exchange transaction. The Group adjusted the fair value of the previously acquired interest in the net assets of the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
50% joint venture and recorded a €66 million revaluation surplus that was recorded within equity. The resulting increase in the asset balances (€65.5 million trademarks and €0.5 million registration rights) will be depreciated and/or amortized over the remaining useful life of those assets. The €66 million revaluation surplus is reversed for U.S. GAAP purposes, as under U.S. GAAP previously acquired assets and liabilities are not revalued at the time an acquirer obtains control through an additional exchange transaction.

i.	Other
      There are also differences between IFRS and U.S. GAAP in relation to (1) restructuring provisions and (2) environmental provisions. None of these differences are individually significant and they are shown, therefore, as a combined total.

Additional U.S. GAAP disclosures

Goodwill and other intangible assets
      Effective January 1, 2002, the Group began applying the provisions of SFAS 142, which requires that goodwill no longer be amortized over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Group allocates goodwill resulting from business combinations to the reporting units that are expected to benefit from the synergies of the combination.
      The testing of goodwill for impairment involves two steps:

•	The first step is to compare each reporting unit€s fair value with its carrying amount including goodwill. If a reporting unit’s carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remaining unallocated purchase price is the implied fair value of the reporting unit’s goodwill. If the implied fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.
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
      Since the early 1900s, the Bayer “Cross” has served to distinguish the Bayer name. After World War I, the U.S government expropriated the U.S. rights to the Bayer name and trademarks as “enemy property”. In 1986, Bayer reacquired the U.S. rights to the Bayer trademark with respect to products in the manufacturing industry and, in 1994, reacquired the full U.S. rights to its name and trademarks, including the Bayer “Cross”. We believe that the use of the Bayer “Cross” by the business groups distinguishes Bayer products, particularly in the U.S. markets. The Bayer “Cross” is utilized on substantially all products sold worldwide. There is no regulatory or legal life imposed on the Bayer “Cross”. Bayer protects the value of the Bayer “Cross” through its policy of not licensing its use to any parties outside the Bayer Group. Based on these reasons, the value associated with the Bayer “Cross” is assessed to have an indefinite life and, accordingly, will not be amortized. The intangible assets, related to the Bayer “Cross” (primarily trademarks), had a total carrying value of €139 million as of January 1, 2002.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In 2002, the Group has identified its reporting units as their business groups. In 2003, due to the strategic realignment of the Bayer Group the reporting units were comprised of either divisions (or business groups, or business units), which are comprised of strategic business entities, or the strategic business entities themselves. In 2004 due to the portfolio realignment of the Bayer Group, that resulted in the spin-off of the Lanxess subgroup in January 2005, the reporting units are currently comprised of either divisions, business groups or business units that are comprised of strategic business units.
      Upon implementation of SFAS 142, transitional impairment testing was performed as of the beginning of the year 2002 in accordance with the requirements of the Standard. This testing resulted in no impairment of the Group€s goodwill and indefinite-lived intangible assets.
      In 2003, as a result of the strategic realignment of the Bayer Group and the deterioration in business conditions in some areas of operations, the Group recorded a pre-tax impairment charge totaling approximately €286 million for goodwill and €711 million for intangible assets, which were recognized within in “other operating expenses”.
      In 2004, as a result of the deterioration in business conditions in some area of operations, the Group recorded pre-tax impairment charges totaling approximately €46 million for property, plant and equipment, €49 million for goodwill and €2 million for intangible assets, which were recognized within “other operating expenses”.
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
      The following table represents details of the Group’s total purchased intangible assets and related accumulated amortization:

			Marketing,
			Selling and	Production
	Patents	Trademarks	Access Rights	Rights	Other	Total

	(€ million)	(€ million)	(€ million)	(€ million)	(€ million)	(€ million)
Gross carrying amounts, Dec. 31, 2004	1,577	966	575	1,936	2,340	7,394
Accumulated amortization	(550)	(334)	(189)	(513)	(1,724)	(3,310)

Net book value, Dec. 31, 2004	1,027	632	386	1,423	616	4,084

Gross carrying amounts, Dec. 31, 2003	1,286	889	595	1,931	2,742	7,443
Accumulated amortization	(442)	(297)	(149)	(339)	(1,645)	(2,872)

Net book value, Dec. 31, 2003	844	592	446	1,592	1,097	4,571

      The Group recorded aggregate amortization expense of €593 million, €1,570 million, and €852 million in 2004, 2003, and 2002, respectively, on its intangible assets. Impairment charges in the amount of €2 million, €711 million, and €nil in 2004, 2003, and 2002, respectively, are included in these amounts. In 2003 and 2002 additional amortization of €100 million and €55 million is included. This incremental amortization is due to the reorganization of the Group, which will require certain entities to run their business on individual ERP-Systems, thus, significantly shortening the useful life of the current ERP-System.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Based on the current amount of intangible assets, subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Estimated Aggregated Amortization Expense	(€ million)

2005	527
2006	514
2007	449
2008	413
2009	395
      As acquisitions and dispositions occur in the future, actual amounts will vary.
      The carrying amount of goodwill had the following changes in 2004 and in each of Bayer’s segments:

		Consumer
	Pharmaceuticals,	Care,
	Biological Products	Diagnostics	Animal Health	CropScience	Materials

	(€ million)	(€ million)	(€ million)	(€ million)	(€ million)
Book value as of Jan. 1, 2004	1	620	1	2,213	225
Goodwill additions	1	113	—	99	—
Goodwill impairment	—	—	—	—	(6)
Other changes*	—	(245)	—	(377)	(10)
Book value as of Dec. 31, 2004	2	488	1	1,935	209

			Other/
	Systems	LANXESS	Reconciliation	Bayer Group

	(€ million)	(€ million)	(€ million)	(€ million)
Book value as of Jan. 1, 2004	107	62	—	3,229
Goodwill additions	1	—	—	214
Goodwill impairment	(12)	(31)	—	(49)
Other changes*	2	(1)	—	(631)
Book value as of Dec. 31, 2004	98	30	—	2,763

		Consumer
	Pharmaceuticals,	Care,
	Biological Products	Diagnostics	Animal Health	CropScience	Materials

	(€ million)	(€ million)	(€ million)	(€ million)	(€ million)
Book value as of Jan. 1, 2003	1	663	1	2,353	198
Goodwill additions	—	—	—	7	45
Goodwill impairment	—	—	—	—	—
Other changes*	—	(43)	—	(147)	(18)
Book value as of Dec. 31, 2003	1	620	1	2,213	225

*	Other changes include transfers and exchange rate differences.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

			Other/
	Systems	LANXESS	Reconciliation	Bayer Group

	(€ million)	(€ million)	(€ million)	(€ million)
Book value as of Jan. 1, 2003	136	351	—	3,703
Goodwill additions	—	—	—	52
Goodwill impairment	(12)	(274)	—	(286)
Other changes*	(17)	(15)	—	(240)
Book value as of Dec. 31, 2003	107	62	—	3,229

*	Other changes include transfers and exchange rate differences.

Discontinued operations
      As discussed in Note [6], the disposal of LANXESS, which consists of certain components of the former Plastics, Rubber; Polyurethanes, Coatings, and Fibers segments as well as substantially all of Bayer Chemicals subgroup with the exception of H.C. Starck and Wolff Walsrode is accounted for as discontinuing operations in 2004 under IFRS. Under U.S. GAAP, SFAS 144 requires that a component of an entity that either has been disposed of or is classified as held for sale be reported as discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Further, SFAS 144 indicates that a component of an entity which is to be distributed to owners in a spin-off transaction should not be reported as discontinued operations until the transaction has taken place. Because the disposal of LANXESS did not qualify as an asset held for sale in accordance with SFAS 144 and was not spun-off as of December 31, 2004, it is not accounted for as discontinued operations in 2004 under U.S. GAAP.
      In addition, as discussed in Note [6], the expected disposal of the Plasma business (included in the Pharmaceuticals, Biological Product segment) has been accounted for as a discontinuing operation in 2004 and 2003 under IFRS. Under U.S. GAAP, the disposal of the Plasma business, was also considered to have met the ,,held for sale” criteria in accordance with SFAS 144 in 2003 and was accounted for as a discontinued operation in the 2003 financial statements. Effective December 2004, Bayer entered into an agreement with NPS Bio Therapeutics, Inc., to sell the Plasma business in 2005. NPS Bio Therapeutics is a newly founded company that is controlled by affiliated companies of Cerberus Capital Management L.P., NY, and Ampersand Venures, Wellesley, MA, which are two U.S. investment companies. The terms of this new agreement provide for significant continuing involvement by Bayer on an ongoing basis subsequent to the sale. Accordingly, for U.S. GAAP purposes, we have reevaluated the planned disposition of Plasma and determined that it should not be accounted for as a discontinued operation under FAS 144. For U.S. GAAP purposes, the results of operations of the Plasma business has been reclassified and included in income from continuing operations for all periods presented. Reclassifying Plasma as a held for use asset group increases income from continuing operations under U.S. GAAP by €56 million in 2004, and increases loss by €226 million and €126 million in 2003 and 2002, respectively.
      Under IFRS, the Group has classified Haarmann & Reimer (included in the former Chemicals segment), which was disposed in 2002, as a discontinuing operations as it meets the requirements under IFRS, which requires an analysis of a disposition at the level of a major line of business or geographical area of operations. In accordance with the requirements of SFAS 144, the threshold for reporting discontinued operations, that is, a component of an entity, is lower than under IFRS. Accordingly, dispositions or assets and disposal groups held for sale qualifying as a component of an entity, which is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity, shall be reported as discontinued operations. Therefore, under U.S. GAAP, the divestitures of Bayer Wohnungen GmbH, included in the Reconciliation column in segment reporting; the French and Spanish generic pharmaceuticals operations, included in the Pharmaceutical and Biological Products segment; and the sale of Bayer’s global

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
household insecticides business (“Flora”) included in the Consumer Care and Diagnostics segment, qualify for reporting as discontinued operations.
      For U.S. GAAP purposes, sales from discontinued operations are €nil, €nil, and €1,027 million, in 2004, 2003 and 2002, respectively. The operating result of discontinued operations, including gains on disposals of €nil, €256 million and €1,732 million, in 2004, 2003 and 2002, respectively, is €nil, €247 million and €1,846 million in 2004, 2003 and 2002, respectively.
      The following presents income from continuing operation and discontinued operation under U.S. GAAP:

	2002	2003	2004	2004

	(€ million)	(€ million)	(€ million)	($ million)
Income/loss from continuing operations	(297)	(1,596)	653	885
Discontinued operations — net of tax	1,574	151	—	—

Net income/loss reported under U.S. GAAP	1,277	(1,445)	653	885

Earnings per share	2002	2003	2004	2004

	(€ million)	(€ million)	(€ million)	($ million)
Basic and diluted:
Income from continuing operations	(0.41)	(2.19)	0.89	1.21
Income from discontinued operations	2.16	0.21	—	—

Basic and diluted earnings/loss per share	1.75	(1.98)	0.89	1.21

Classification differences
      In connection with the acquisition of Aventis CropScience in fiscal year 2002, the Group recorded a purchase price adjustment of €327 million under IFRS in 2003 as a result of an agreement reached with Aventis to reduce the purchase price paid retroactively by €327 million. The purchase price adjustment reduced goodwill with an offsetting entry to accounts receivable. Under US GAAP, purchase price adjustments are not recognized until they are realized. Accordingly, due to the fact that the final agreement concerning the purchase price adjustment was reached and payment received in March 2004, the €327 million reduction in goodwill in 2003 was reversed for U.S. GAAP purposes. This classification difference was eliminated in 2004, when the purchase price adjustment was recorded for U.S. GAAP purposes.
      Under IAS 1, “Presentation of Financial Statements,” the Bayer Group is permitted to present the classification of assets and liabilities on the face of the balance sheet broadly in order of their liquidity and is not required, unlike under U.S. GAAP, to present the current and non-current assets and current and non-current liabilities as separate classifications. We noted the following line items which include amounts which would be required to be classified as long term under U.S. GAAP:
      Trade accounts receivable — €19 million and €5 million in 2004 and 2003, respectively;
      Other receivables and other assets — €1,001 million and €707 million in 2004 and 2003, respectively;
      Deferred charges — €19 million and €24 million in 2004 and 2003, respectively;
      Deferred income — €82 million and €90 million in 2004 and 2003, respectively.
      The Bayer Group recorded pension expense of €855 million in 2004, €1,257 million in 2003 and €974 million in 2002 for its defined benefit and defined contribution plans. Of the total amount of pension expense recorded an amount of €313 million in 2004, €344 million in 2003 and €193 million in 2002 was recorded within other net non-operating expense under IFRS. These amounts would be classified as operating expense under U.S. GAAP.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Financial assets and liabilities
      The components of marketable securities under U.S. GAAP at December 31, 2004 and 2003 are as follows:

				Carrying
		Gross	Gross	Value and
		Unrealized	Unrealized	Estimated Fair
	Cost	Gains	Losses	Value

	(€ million)
As of Dec. 31, 2004
Available for sale securities:
Equity securities	100	27	(4)	123
Debt securities	18	—	(1)	17

Total	118	27	(5)	140

As of Dec. 31, 2003
Available for sale securities:
Equity securities	104	25	(6)	123
Debt securities	6	—	—	6

Total	110	25	(6)	129

      Proceeds from sales of available for sale securities were €6 million, €278 million and €714 million, in 2004, 2003 and 2002, respectively. Gross realized gains of €7 million, €196 million and €261 million were included in those sales in 2004, 2003 and 2002, respectively. There were gross realized losses, resulting from the recognition of other-than-temporary impairments, of €15 million, €86 million and €69 million, 2004, 2003 and 2002, respectively. Gross realized losses resulting from the sale of available for sale securities were €1 million, €nil, €nil in 2004, 2003 and 2002, respectively. The gain or loss on sales was determined using the weighted average cost method. As of December 31, 2004 and 2003 there were no unrealized losses on available for sale securities that existed for more than 12 months.
      The maturities of debt securities at December 31, 2004 are as follows:

	Available for Sale	Held to Maturity
	Securities	Securities

	(€ million)	(€ million)
Within one year	17	12
Over one year through five years	—	—

Total	17	12

Cost method investments
      The aggregate carrying amount of all cost method investments amounted to €101 million and €173 million as of December 31, 2004 and 2003, respectively. The Group did not evaluate cost method investments for impairment in the carrying amount of €28 million and €48 million as of December 31, 2004 and 2003, respectively. The fair value of a cost method investment is not estimated if (a) there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and (b) it is not practicable to estimate the fair value of the investment.

Derivative financial instruments
      The estimated fair values of derivative financial instruments are provided in Note [38] to the Consolidated Financial Statements of the Bayer Group. The use of derivatives is generally confined to the economic hedging of the operating business and of the related investments and financing transactions. To participate in commodity

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
market fluctuations we make use of derivative financial instruments according to our own assessments of the relevant markets.

Fair value hedges
      Changes in the fair value of derivatives that hedge interest rate risk are recorded in interest expense-net each period. The offsetting changes in the fair values of the related debt are also recorded in interest expense-net. Changes in the fair value of derivatives that hedge foreign exchange rate risks are recorded in other non-operating expense-net for each period. The offsetting changes in the fair values of the related debt are also recorded in other non-operating expense-net. The Group maintains no other fair value hedges. Bayer recognized an amount of €58 million and €83 million as effective portion and €6 million and €7 million as ineffectiveness for the fair-value hedges as of December 31, 2004 and 2003, respectively. All components of the Group’s interest rate swap and cross currency interest rate swap gains or losses were included in the assessment of hedge effectiveness.

Cash flow hedges
      While each risk management program dealing with/applying to forecasted transactions has a different time horizon, no program currently extends beyond the next twelve months. The effects of hedges of foreign currency-denominated cash receipts are reported in other-operating expense-net, and the effects of hedges of payments are reported in the same line item as the underlying payment. An amount of €52 million and €21 million was recognized as effective portion as of December 31, 2004 and 2003, respectively. The hedge ineffectiveness reported in earnings in the twelve months ended December 31, 2004 and 2003 amounted to €nil and €2 million. All components of the Group’s cash flow hedge gains or losses were included in the assessment of hedge effectiveness. As the forecast transactions for Lanxess Deutschland GmbH are no longer highly probable for the Bayer Group, an amount of €6 million is reclassified from equity to earnings. The estimated net amount of the existing gains or losses on the reporting date that are expected to be reclassified as earnings within the next twelve months amount to €26 million.
      Cash flow hedge results are reclassified into earnings during the same period in which the related exposure impacts earnings. If it appears that a forecasted transaction will not materialize, reclassifications are made sooner.

Hedges of net investment in a foreign entity
      The Group does not maintain any hedges of net investment in a foreign entity.

Non-derivative financial instruments
      The U.S. GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. Non-derivative financial assets consist of cash and cash equivalents, time deposits, and marketable securities. Non-derivative liabilities consist of commercial paper, bank or other short-term financial debts, and long-term debt.
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Segment reporting
      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, provides for the following additional disclosure requirements under U.S. GAAP:
      Deferred tax assets:

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

	(€ million)	(€ million)	(€ million)
United States	296	787	719
Germany	131	195	200
Japan	64	98	99
France	264	16	24
Others	212	202	193

Deferred tax assets	967	1,298	1,235

      Long-lived assets:

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

	(€ million)	(€ million)	(€ million)
Germany	6,548	7,312	6,765
United States	7,011	4,338	3,948
France	4,309	1,502	1,356
Others	3,447	3,299	3,132

Long-lived assets	21,315	16,451	15,201

Comprehensive income
      SFAS No. 130, “Reporting Comprehensive Income”, established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under U.S. GAAP are as follows:

	2002	2003	2004

	(€ million)	(€ million)	(€ million)
Net income/loss under U.S. GAAP	1,277	(1,445)	653
Other comprehensive income/loss:
Unrealized market value adjustment on available-for-sale securities (net of taxes of €51 million, €2 million and €2 million, respectively)	(417)	27	18
Unrealized market value adjustment on cash flow hedges (net of taxes of €2 million, €19 million, and €18 million)	(31)	(29)	46
Reclassification adjustment:
Net realized (gains)/losses on sales of securities (net of taxes of €1 million, €4 million, and €nil, respectively)	(154)	1	(6)
Net realized (gains)/losses on sales of cash flow hedges (net of taxes of €4 million, €2 million and €1 million, respectively)	9	3	2
Additional minimum pension liability (net of taxes of €26 million, €63 million and €155 million, respectively)	(39)	(94)	(232)
Foreign currency translation adjustment	(1,444)	(1,222)	(398)

Comprehensive income/loss under U.S. GAAP	(799)	(2,759)	83

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Employee benefit plans
      Presented below are the disclosures required by SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”, that have not yet been presented elsewhere in the document.
Additional information
      The additional minimum liability in the amount of €1,024 million (2003: €637 million; 2002: €480 million) is charged against stockholders’ equity.

Plans in Germany

	Dec. 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2003	2004

	(€ million)
Projected benefit obligation	4,492	4,939
Accumulated benefit obligation	4,291	4,795
Fair value of plan assets	43	44

Plans in other countries

	Dec. 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2003	2004

	(€ million)
Projected benefit obligation	2,745	2,895
Accumulated benefit obligation	2,324	2,543
Fair value of plan assets	2,022	2,208

Total

	Dec. 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2003	2004

	(€ million)
Projected benefit obligation	7,237	7,834
Accumulated benefit obligation	6,615	7,338
Fair value of plan assets	2,065	2,252

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Assumptions

Plans in Germany

				Other Post-
	Pension			Employment Benefit
	Obligations			Obligations

Weighted-Average Assumptions Used at Dec. 31	2002	2003	2004	2002	2003	2004

Discount rate
— to determine net benefit costs	6.25%	6.00%	5.50%	4.00%	3.75%	3.50%
— to determine benefit obligations	6.00%	5.50%	5.00%	3.75%	3.50%	3.25%
Rate of compensation increase
— to determine net benefit costs	3.00%	2.75%	2.50%	N/A	N/A	N/A
— to determine benefit obligations	2.75%	2.50%	2.50%	N/A	N/A	N/A
Expected return on plan assets
— to determine net benefit costs	6.50%	6.25%	6.00%	N/A	N/A	N/A
— to determine benefit obligations	6.25%	6.00%	5.50%	N/A	N/A	N/A

Plans in other countries

				Other Post-
	Pension			Employment Benefit
	Obligations			Obligations

Weighted-Average Assumptions Used at Dec. 31	2002	2003	2004	2002	2003	2004

Discount rate
— to determine net benefit costs	6.70%	6.70%	6.10%	7.00%	6.80%	6.25%
— to determine benefit obligations	6.70%	6.10%	5.75%	6.80%	6.25%	6.00%
Rate of compensation increase
— to determine net benefit costs	4.50%	4.40%	4.20%	N/A	N/A	N/A
— to determine benefit obligations	4.40%	4.20%	4.10%	N/A	N/A	N/A
Expected return on plan assets
— to determine net benefit costs	8.40%	8.30%	8.20%	8.50%	7.00%	8.25%
— to determine benefit obligations	8.30%	8.20%	7.65%	7.00%	8.25%	8.25%

Total

				Other Post-
	Pension			Employment Benefit
	Obligations			Obligations

Weighted-Average Assumptions Used at Dec. 31	2002	2003	2004	2002	2003	2004

Discount rate
— to determine net benefit costs	6.40%	6.20%	5.90%	6.60%	6.20%	5.70%
— to determine benefit obligations	6.20%	5.90%	5.20%	6.30%	5.70%	5.40%
Rate of compensation increase
— to determine net benefit costs	3.50%	3.30%	3.00%	N/A	N/A	N/A
— to determine benefit obligations	3.30%	3.00%	2.95%	N/A	N/A	N/A
Expected return on plan assets
— to determine net benefit costs	7.20%	7.00%	6.80%	8.50%	7.00%	8.25%
— to determine benefit obligations	7.10%	6.80%	6.30%	7.00%	8.25%	8.25%

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The assumed health care cost trend rate at December 31, 2004 was 10.0% gradually declining to 8.0% by the year 2006. The assumed health care cost trend rate at December 31, 2003 was 10.0%, decreasing to 8.0% by the year 2005. A one-percentage-point change in the assumed health care cost trend rates compared to those used for 2004 would have the following effects:

	1% Point	1% Point
	Increase	Decrease

	(€ million)
Effects on total of service and interest cost components	7	(6)
Effect on post retirement benefit obligations	60	(55)
      On December 23, 2003, the Financial Accounting Standards Board (”FASB”) issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132. This requires the following additional information:

Plan assets
      For its employees, Bayer has implemented several pension plans in many countries around the world. Hence local legal requirements with regard to such plans differ very much by country, the asset management within these plans has to follow individual country specific policies. Bayer Pensionskasse represents by far the biggest plan worldwide. Its investment policy is geared to complying with German regulatory provisions governing the risk structure of its obligations. In the light of capital market movements, Bayer Pensionskasse has therefore developed a target investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments. For defined benefit plans and other post retirement plans outside Germany, the structure and the risks of the promised benefits are major key criteria for the development of the underlying investment policy. Furthermore, the diversification of asset management risks, the efficiency of the portfolios and an appropriate risk-return profile (country-specific as well as in a worldwide context), that is especially expected to enable to pay all the projected benefits, are relevant determinants of the investment strategies used.
      Equity securities of the pension plan include the Group’s common stock roughly in the same percentage as contained in commonly used broad market indices at December 31, 2004 and 2003, respectively.
      The Group’s asset allocation for its German pension plans at December 31, 2004 and 2003, by asset category, are as follows:

	Pension Plan Assets
	at Dec. 31,

Asset Category	2003	2004

	%	%
Equity securities (directly held)	0.03	0.04
Debt securities	32.26	52.50
Special securities funds	40.32	22.38
Real estate	9.04	8.16
Special real estate funds	4.54	4.49
Other	13.81	12.43

Total	100.00	100.00

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Target
Asset Category	Allocation 2005

%
Equity securities (directly held)	—
Debt securities	40-60
Special securities funds	10-30
Real estate/Special real estate funds	10-30
Other	5-15
      The Group’s German other post-employment benefit plans are unfunded.
      The weighted average Group’s asset allocation for its pension plans in other countries at December 31, 2004 and 2003 by asset category are as follows:

	Pension Plan Assets
	at Dec. 31,

Asset Category	2003	2004

	%	%
Equity securities (directly held)	63.12	59.51
Debt securities	30.21	32.96
Special securities funds	0.00	0.36
Real estate	0.21	0.20
Special real estate funds	0.00	0.00
Other	6.46	6.97

Total	100.00	100.00

Target
Asset Category	Allocation 2005

%
Equity securities (directly held)	52.28
Debt securities	38.27
Special securities funds	0.00
Real estate/Special real estate funds	1.16
Other	8.29

Total	100.00
      The Group’s asset allocation for its funded other post-employment benefit plans outside Germany at December 31, 2004 and 2003 by asset category are as follows:

	Pension Plan Assets
	at Dec. 31,

Asset Category	2003	2004

	%	%
Equity securities (directly held)	55.80	55.20
Debt securities	35.00	35.00
Special securities funds	0.00	0.00
Real estate	0.00	0.00
Special real estate funds	0.00	0.00
Other	9.20	9.80

Total	100.00	100.00

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Target
Asset Category	Allocation 2005

%
Equity securities (directly held)	53.00
Debt securities	35.00
Special securities funds	0.00
Real estate/Special real estate funds	0.00
Other	12.00

Total	100.00
Cash flows

Contributions
      The Group expects to contribute €342 million to its German pension plan and €14 million to its German other post-employment benefit plans in 2005. The Group made contributions to its German pension plans of €328 million and €320 million in 2004 and 2003, respectively. Contributions made to German other post-employment benefit plans in 2004 and 2003 amounted to €54 million and €57 million, respectively.
      The Group expects to contribute €115 million to its pension plan in other countries and €58 million to its foreign other post-employment benefit plans in 2005. The Group made contributions to its pension plans outside Germany of €206 million and €246 million in 2004 and 2003, respectively. Contributions made to other post-employment benefit plans in 2004 and 2003 amounted to €58 million and €46 million, respectively.
Estimated future benefit payments plans in Germany
      The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Other Post-
	Pension	Employment
Year	Obligations	Benefit Obligations

	(€ million)
2005	475	12
2006	493	18
2007	514	25
2008	535	37
2009	558	37
Years 2010-2014	3,156	35
Estimated future benefit payments plans in other Countries

		Other Post-
	Pension	Employment
Year	Obligations	Benefit Obligations

	(€ million)
2005	171	45
2006	176	48
2007	184	51
2008	193	54
2009	204	57
Years 2010-2014	1,126	341

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Additional information for German plans:
      The overall expected long-term return on plan assets was determined based on outside published and internal capital markets forecasts for each asset class.
      The accumulated benefit obligation for the German defined benefit pension plan was €9,497 million and €8,500 million at December 31, 2004 and 2003, respectively.
      The measurement date used to determine the German pension benefit and German other post-employment benefits was October 1, 2004.
Additional information for foreign plans:
      The overall expected long-term return on plan assets was determined based on outside published and internal capital markets forecasts for each asset class.
      The accumulated benefit obligation for the defined benefit pension plans in other countries was €3,666 million and €3,424 million at December 31, 2004 and 2003, respectively.
      The valuations to determine the pension and other post-employment benefits outside Germany were based on census data collected between September 30 and December 31, 2004.

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

Proportional consolidation
      The Group accounts for its investment in 5 joint ventures in 2004 (8 in 2003) using the proportional consolidation method, which is the benchmark treatment specified under IAS 31. Under U.S. GAAP, investments in joint ventures generally are accounted for under the equity method. The differences in accounting treatment between proportionate consolidation and the equity method of accounting have no impact on the Group’s consolidated stockholders’ equity or net income. Rather, they relate solely to matters of classification and display. The SEC permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP provided certain criteria have been met.
      Condensed financial information relating to the Group’s pro-rata interest in joint ventures accounted for using the proportionate consolidation method is as follows:

Balance Sheet Information	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Current assets	85	20
Noncurrent assets	135	71
Pension provisions	(1)	—
Other provisions	(4)	(15)
Financial liabilities	(45)	(46)
Remaining liabilities	(59)	(5)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Statement of Income Information	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Net sales	296	46
Operating result	29	(3)
Net income	24	(6)

Statement of Cash Flow Information	Dec. 31, 2003	Dec. 31, 2004

	(€ million)
Net cash provided by operating activities	38	7
Net cash (used in) investing activities	(12)	3
Net Cash (used in) financing activities	(11)	(3)

Self-insurance
      Various Group companies are self-insured to different degrees. The maximum amount of any Group company’s self-insurance is for general liability up to €125 million per occurrence, and product liability up to €200 million per occurrence, including claims against our U.S. subsidiary.
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

Ciprofloxacin-related actions
      Patent-related actions. In January 1997, Bayer AG and Bayer Corporation settled a patent infringement suit against Barr Laboratories, Inc. This suit had arisen when Barr filed an ANDA (IV) seeking regulatory approval of a generic form of Bayer’s ciprofloxacin anti-infective product, which we sell in the United States under the trademark Cipro. Under the settlement agreement, Barr and Rugby Laboratories Inc., another generic manufacturer that supported Barr during the infringement suit, agreed to dismiss the litigation, acknowledging the validity and enforceability of Bayer’s patent rights, and we agreed to pay each company U.S.$24.5 million. The agreement gave us the option, until our patent expired in 2003, to supply Barr and Rugby’s then parent company Hoechst Marion Roussel Inc. with ciprofloxacin products, which they could then market under a license from Bayer using a single trade name, or else to make quarterly cash payments. Since concluding the settlement agreement, we opted to make payments. As of June 9, 2003, Barr began selling ciprofloxacin hydrochloride tablets in the United States using licensed product purchased from Bayer. Shortly after settling this suit, we applied to the U.S. Patent and Trademark Office for a re-examination of our patent. The Patent and Trademark Office reissued the patent in February 1999. In addition, Bayer’s Cipro patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer’s patent was upheld. See below, — Antitrust actions.
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
      In January 2002, Bayer filed a motion to dismiss all of the cases pending in the District Court for the Eastern District of New York, and the plaintiffs filed motions for partial summary judgment that the conduct alleged in the complaints constitutes an agreement that is unlawful on its face. In May 2003, the district court denied the plaintiffs’ motions for partial summary judgment, concluding that the alleged conduct was not per se anticompetitive under U.S. antitrust laws. The district court also denied Bayer’s motion to dismiss, except as to the consumer protection group lawsuit. In May 2004, Bayer moved for summary judgment on all of plaintiffs’ antitrust claims, including certain plaintiffs’ claims related to Bayer’s actions during the prosecution of the Cipro patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs’ patent-related claims on grounds that these claims do not state a claim for relief under the anti-trust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. The district court has announced its intention to rule on Bayer’s motion no later than March 31, 2005.
      Currently pending in California state court is a class action brought on behalf of indirect purchasers. The case is currently stayed pending the Eastern District of New York’s decision on summary judgment in the federal cases. No other court has certified a class. Bayer is also involved in state court proceedings in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases have been dismissed by the trial courts and plaintiffs have appealed the dismissals. The Kansas court has denied the motion to dismiss.
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

Moxifloxacin-related actions
      In February 2004, Bayer AG and Bayer Corporation received separate ANDA (IV)s from the generic manufacturers Dr. Reddy’s Laboratories, Ltd., Dr. Reddy’s Laboratories, Inc. and Ranbaxy Laboratories Limited stating that they had filed ANDAs seeking regulatory marketing approval for allegedly bioequivalent versions of our brand name product the respiratory tract anti-infective, Avelox. Dr. Reddy’s sought the approval for it’s generic product prior to the expiry of three Bayer patents protecting the active ingredient of Avelox, moxifloxacin. Ranbaxy sought approval of their generic product to be effective after two of Bayer’s patents expired and prior to the expiry of the third. Bayer filed a patent infringement suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories Inc. in the United States District Court in Delaware alleging infringement of two U.S. patents which cover the active ingredient moxifloxicin. Dr. Reddy’s alleged that the patents are invalid, not infringed and unenforceable. We believe that we have meritorious claims and defenses in this action and intend to pursue them vigorously. A trial has been scheduled for Spring 2006. By the timely filing of suit against Dr. Reddy’s the regulatory approval proceedings will be delayed as provided under applicable laws. Bayer has not to date filed an action against Ranbaxy Laboratories Limited. If we lose a case in which we seek to enforce our patent rights, we could sustain a loss of future revenues as other manufacturers begin to market products we developed.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Vardenafil-related actions
      In September 2003, Bayer AG, Bayer Corporation and SmithKline Beecham Corporation were sued by Pfizer Inc. and certain of its affiliates in the United States District Court in Delaware, alleging that Bayer and GlaxoSmithKline were infringing a Pfizer patent by, inter alia, marketing their co-promoted product, Levitra®, for the treatment of erectile dysfunction.
      In some other countries, further proceedings were pending, in part infringement actions initiated by Pfizer, in part patent nullity proceedings initiated by Bayer.
      In December 2004, Bayer, GlaxoSmithKline and Pfizer entered into an agreement on a worldwide basis to settle these patent infringement and nullity proceedings. We do not expect the terms of this settlement to have a material adverse effect on our financial condition or results of operation.

Aventis Behring actions
      Patent Litigation. In April 2003, affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring L.L.C., filed a lawsuit against Bayer Corporation and Bayer HealthCare LLC in the United States District Court for the Eastern District of Pennsylvania, alleging that Bayer’s manufacture and distribution of Kogenate®, constitutes an infringement of U.S. Patent No. 5,565,427. Bayer denied the allegation that manufacturing and distribution of Kogenate® is infringing any valid and enforceable patent of Aventis or its affiliates, and averred that Bayer’s contract with Aventis Behring for the supply of a recombinant factor VIII product known as Helixate® to Aventis Behring provides for any necessary license, if Aventis or its affiliates hold a valid patent.
      In December 2003, the U.S. Patent and Trademark Office granted the patent owner’s request for a reexamination of the patent. In March 2004, the federal district court ordered a partial stay of the proceedings pending the completion of the reexamination while limited discovery is ongoing. We believe we have meritorious defenses in this patent infringement action and intend to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
      Contract Litigation. In December 2003, Aventis Behring LLC filed a suit against Bayer Corporation and Bayer HealthCare LLC in the Court of Common Pleas of Montgomery County, Pennsylvania, alleging that Aventis Behring has been damaged as a result of Bayer’s breach of a contract to supply Aventis Behring with agreed-upon quantities of Helixate®. Preliminary discovery in this matter is now ongoing. We believe we have meritorious defenses to this contract claim and will defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

ADVIA Centaur®-related actions
      Patent-related action. In February 2003, Bayer HealthCare LLC sued Abbott Laboratories in the U.S. District Court for the District of Delaware alleging that Abbott’s Architect® immunoassay analyzer infringes four Bayer U.S. patents protecting Bayer’s ACS:180® SE Automated Chemiluminescence System. A jury trial in this case is scheduled for late 2005.
      In September 2004, Abbott filed suit in the U.S. District Court for the District of Delaware against Bayer HealthCare LLC and Bayer Corporation alleging that Bayer is infringing three U.S. patents by the operation of Bayer’s ADVIA Centaur® Immunoassay System. Bayer believes that it has meritorious defenses in this patent infringement action and intends to defend itself vigorously. A jury trial in this case is scheduled for mid 2006. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Product liability proceedings
      HIV/ HCV-related actions. During the past decade, Bayer Corporation, as well as other fractionators of plasma products, have been involved in lawsuits alleging that hemophiliacs became infected with the human

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
immunodeficiency virus (HIV), or ultimately developed AIDS, by using clotting factor concentrates derived from human plasma. Plaintiffs have brought actions on these grounds in the United States, Ireland, Italy, Taiwan, Argentina, Canada, Japan and Germany. All of the actions brought on these grounds by residents of the United States have been resolved. Other actions brought on these grounds outside the United States are still pending.
      In June 2003, a U.S. law firm filed a putative class action against Bayer Corporation and other manufacturers on behalf of non-U.S. residents claiming compensation for HIV/ HCV (hepatitis C virus) infections allegedly acquired through blood plasma products manufactured in the U.S. In September 2003, plaintiffs amended the complaint to include class action allegations on behalf of U.S. residents claiming compensation for HCV infections. The case has been transferred from the Northern District of California to the U.S. District Court for the Northern District of Illinois for coordinated discovery and other pre-trial proceedings. In addition to the June 2003 matter, non-U.S. residents have filed and served seventeen additional cases against Bayer Corporation as of December 31, 2004, claiming compensation for HIV/ HCV infections allegedly acquired through blood plasma products manufactured in the U.S. Six of these cases brought by non-U.S. residents also name Bayer AG as a defendant. All of these matters have been transferred to the Northern District of Illinois. These matters are at an early stage.
      We believe that we have meritorious defenses to the HIV/ HCV and remaining HIV-related actions and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. Depending on the progress of the litigation, we will continue to reconsider the need to establish provisions, which may have an adverse effect on our results of operations, financial position or cash flows.
      Cerivastatin-related actions. In August 2001, Bayer voluntarily ceased marketing Baycol, the cerivastatin anticholesterol product, in response to reports of serious side effects in some patients. As of December 31, 2004, approximately 6,726 lawsuits are pending in the United States in both federal and state courts, including putative class actions. The actions in the United States have been based primarily on theories of product liability, consumer fraud, medical monitoring, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of cerivastatin and the establishment of a trust fund to finance the medical monitoring of former cerivastatin users. The federal cases were transferred to the U.S. District Court for the District of Minnesota for coordinated discovery and other pre-trial proceedings. A motion for certification of nationwide personal injury, medical monitoring and economic refund classes was denied by this court on September 17, 2003. Similarly, on December 15, 2003, the Circuit Court of Cook County, Illinois denied a motion to certify a class action. On June 16, 2002, the Oklahoma District Court of Pottawatomie County certified a class of all Oklahoma residents who took cerivastatin and sustained muscular/skeletal injuries as a result. The Oklahoma appellate courts have upheld the trial court’s ruling and the case will proceed as a class. On March 19, 2004, the Philadelphia County Court of Common Pleas in Pennsylvania certified a medical monitoring class of persons in Pennsylvania who took cerivastatin and have not been diagnosed with the diseases specified in the certification order. The appellate court denied our request for leave to appeal this ruling and the case will proceed as a class. The certification of a class is unrelated to a determination of our liability.
      As of December 31, 2004, 78 actions are pending against other companies of the Bayer Group in other countries, including class actions in Canada. In August 2003, the Supreme Court of British Columbia certified a class of all persons resident in British Columbia who ingested Baycol. Bayer appealed this ruling. Before the appeal was heard the parties in March 2004 agreed to a settlement. In January 2004, Bayer also signed settlement agreements with lawyers representing plaintiffs in Baycol litigation pending in the remaining provinces of Canada. These agreements together establish a procedure to resolve claims of rhabdomyolysis for all Canadian residents. To facilitate an efficient implementation of the agreement, the parties have agreed to a settlement class. This has been approved by the respective courts. In July 2004, the Supreme Court of Newfoundland and Labrador certified a class action for Newfoundland and Labrador residents who claim personal injury from Baycol other than rhabdomyolysis. Residents of Nova Scotia, Prince Edward Island and New Brunswick were allowed to opt in to the proceedings.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Bayer expects additional lawsuits to be filed in the United States and elsewhere. Four U.S. cases have been tried to date, all of which resulted in a verdict in our favor. We recently tried a case before a judge in a court of limited jurisdiction in Alabama and are awaiting the judge’s decision.
      Following an agreement reached with the majority of the insurers in the cerivastatin litigation the company had taken accounting measures in the fiscal year 2003 which resulted in a charge to income of €300 million in excess of the expected insurance coverage. Further insurers have since acceded to the agreement concluded in the spring of 2004 under which the insurers have withdrawn the reservation of rights customary in these cases. Negotiations with one remaining insurer are ongoing. A €47 million charge to the operating result was recorded in 2004 in light of settlements already concluded or expected to be concluded and anticipated defense costs.
      Due to the considerable uncertainty associated with the remaining proceedings, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation. Without acknowledging any liability, we have settled 2,922 cases worldwide as of December 31, 2004, resulting in settlement payments of approximately U.S.$1.111 billion.
      Bayer will continue to offer fair compensation to people who experienced serious side effects while taking cerivastatin on a voluntary basis and without concession of liability. In cases where an examination of the facts indicates that cerivastatin played no part in the patient’s medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions. In the United States, Bayer co-promoted this product with SmithKline Beecham Corporation. SmithKline Beecham Corporation and Bayer Corporation have signed an allocation agreement under which SmithKline Beecham has agreed to pay 5 percent of all settlements and compensatory damage judgments arising out of actions based on the sale or distribution of cerivastatin in the United States, with each party responsible for paying its own attorneys’ fees. In some countries, criminal proceedings have been initiated by the relevant authorities.
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to cerivastatin from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General. Prior to the withdrawal, Bayer had a contract with the Department to provide it with a supply of cerivastatin. Preliminary conversations with the Justice Department indicate that this is a joint Department of Defense/ Food and Drug Administration investigation relating to cerivastatin. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it has acted responsibly and fulfilled its responsibilities to the U.S. government, and will work cooperatively to provide the information requested. Since April 2004, Bayer has received civil investigative demands from 24 states seeking documents regarding the marketing of Baycol. These investigations are being conducted pursuant to consumer protection laws. Bayer is not aware of any complaints filed in connection with these investigations. Bayer believes it has acted responsibly in the marketing of Baycol and will work cooperatively to provide the information requested.
      Phenylpropanolamine (PPA) actions. In late 2000, Bayer voluntarily discontinued marketing over-the counter cough and cold remedies containing the decongestant Phenylpropanolamine (PPA) in the United States in response to a recommendation from the FDA that manufacturers voluntarily discontinue marketing products containing PPA. Bayer also voluntarily discontinued marketing products containing PPA in Canada and in various Latin American countries in late 2000 and in Spain in 2001. The FDA issued this recommendation after one epidemiological study of a small number of patients suggested a possible association between PPA and hemorrhagic stroke in women of certain ages. As of December 31, 2004, approximately 950 lawsuits are pending in the United States against Bayer Corporation. Of these, approximately 600 cases name Bayer as the only manufacturing defendant. In the remaining 350 cases, one or more other manufacturers are also defendants. In addition, there are approximately 260 cases on appeal in federal court where the plaintiffs claims were dismissed by the trial court for failure to comply with procedural requirements. Bayer AG has been named as a defendant in 28 of the pending cases; however, plaintiffs have agreed not to actively pursue their claims against Bayer AG at this time. The MDL Panel has assigned management of the federal court cases to the U.S. District Court for the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Western District of Washington. Bayer has obtained dismissals of all but one of many class actions that have been filed. The one remaining class action is pending in Pennsylvania and there has been little activity in that case since it was filed in 2001.
      Two cases have proceeded to trial. On October 13, 2004, in a state court trial in Texas, the jury found a design defect and awarded plaintiff compensatory damages in the amount of U.S.$400,000. The jury rejected plaintiff’s claim for punitive damages. Bayer is appealing this decision.
      The PPA claims primarily relate to compensation for alleged damage to health and personal injury, breach of warranty, negligent and reckless misrepresentation, entitlement to subsequent monitoring and reimbursement of the purchase price, and conspiracy to defraud and fraudulently conceal. Claims for punitive damages have also been filed. It is possible that additional actions will be initiated in the United States or in other jurisdictions where products containing PPA were marketed. Bayer believes it has meritorious defenses to these actions and intends to defend them vigorously. Bayer will, at times, consider the option of settling litigation on a case-by-case basis and, without acknowledging any liability, has recently settled a number of cases.
      We have decided to attempt to settle some additional cases with sufficiently developed factual records to permit a meaningful assessment. Bayer has recorded an additional provision during 2004 for those cases and further defense costs in the amount of €16 million. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential liability with respect to the balance of the pending PPA cases and thus additional provisions for such potential liabilities have not yet been made. Since the existing insurance coverage is exhausted it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation which may have a negative effect on the results of our operations, financial position or cash flows.
      Thimerosal actions. As of December 31, 2004, Bayer Corporation was a defendant in 19 lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from use of Bayer products containing Thimerosal or phenylmercuric acetate, specifically immunoglobulin injectable products and over-the-counter nasal sprays. Many of these cases involve multiple unrelated plaintiffs.
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

Everest litigation
      The purchaser of Bayer CropScience’s global Everest herbicide business, Arvesta, has filed a lawsuit in the U.S. District Court for the Northern District of California demanding rescission of the asset purchase agreement in connection with the purchase of Everest and return of the purchase price or, alternatively, monetary damages. Arvesta alleges that Bayer CropScience withheld material information concerning the value of certain claims resulting from Everest use in Idaho and that Bayer CropScience misled Arvesta about the amount of Everest that had been used in Canada in 2002 and perhaps other years. Bayer CropScience has filed its answer and discovery is proceeding. Bayer believes it has meritorious defenses in this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Imidacloprid actions
      The French registration on Maize of the Bayer CropScience product containing imidacloprid, Gaucho®, was suspended by the French Ministry of Agriculture in May 2004, until finalization of the review of the active ingredient by the European Commission which is expected in 2007. Bayer CropScience has appealed this decision to the Conseil d’Etat.
      In the United States, keepers of honeybees and honeybee hives have filed a putative class action against Bayer in the U.S. District Court for the Middle District of Pennsylvania alleging that imidacloprid caused damage to their honeybees, to the honey, the wax and the beekeeping equipment. This proceeding is at a preliminary stage. It is not possible to estimate accurately potential liability in this case. Bayer believes it has meritorious defenses and intends to vigorously defend this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Fipronil action
      Pending before a state court in Louisiana is a case brought against Bayer CropScience LP on behalf of crawfish processors and buyers seeking to recover lost profits and other damages allegedly arising from their inability to purchase crawfish for processing and resale. The case follows the 2004 settlement of litigation with crawfish growers who had alleged damage to their crawfish crops and harvesting ponds following use of a Bayer CropScience product containing fipronil. In the current case, the crawfish processors and others who buy from these crawfish growers are seeking to recover lost profits and other damages allegedly arising from their inability to purchase crawfish for processing and resale. The case is at a preliminary stage. Bayer believes it has meritorious defenses and intends to vigorously defend this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Limagrain indemnity claim
      In July 2004, Bayer CropScience Inc., as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain is seeking indemnification from Bayer CropScience for liability Limagrain has incurred to a third party Midwest Oilseeds. This liability arises from a judgment entered against Limagrain and in favor of Midwest Oilseeds for U.S.$40 million, plus interest and costs and stems from an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Rhone Poulenc Inc. sold its assets relating to this business unit to Limagrain in 1994. Limagrain seeks indemnification pursuant to the terms of the 1994 Asset Purchase Agreement with Rhone Poulenc Inc. The total amount sought by Limagrain which includes the judgment, interest and costs is approximately U.S.$60 million. The judgment against Limagrain was upheld on appeal. The arbitration hearing is scheduled for October 2005.
      In a parallel proceeding, Limagrain in France has sued Bayer CropScience SA, as successor in interest to Rhone Poulenc Agrochimie SA, for recovery of the judgment amount it is obligated to pay Midwest Oilseeds. The suit arises in part pursuant to a warranty provision in a shareholders agreement between Rhone Poulenc Agrochimie SA and a related Limagrain entity. Rhone Poulenc sold its shares held pursuant to the shareholders agreement in 2001. Bayer believes it has meritorious defenses and intends to defend these actions vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Average wholesale price manipulation proceedings
      Twenty-three pending lawsuits allege that a number of pharmaceutical companies, including Bayer Corporation, manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. A number of these actions are private class actions alleging injury to patients or payors. Some of these actions are brought by government entities.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Seventeen of the suits are pending in federal court and six are pending in various state courts. All of the suits in federal court have been or are expected to be transferred to the United States District Court for the District of Massachusetts for coordinated pretrial proceedings. Two of the suits filed in federal courts and one of the state suits name Bayer AG together with Bayer Corporation as defendants.
      Bayer, along with other defendants, moved to dismiss the Amended Master Consolidated Complaint filed in June 2003 governing most of the private party class actions. In February 2004, the court granted the defendants’ motion in part and denied it in part. Discovery is proceeding.
      Bayer believes prior settlements between Bayer and certain U.S. states may preclude recovery by those states in pending cases that relate to similar claims. One state voluntarily dismissed Bayer from its suit in January 2005 in reliance on the settlement. Two other states have had their claims dismissed in part based on the settlement.
      We believe that we have meritorious defenses in these actions and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is not possible to accurately estimate potential liability. Depending on the progress of the proceedings, we will continue to reconsider the need to establish provisions, which may have a negative effect on the results of our operations, financial position and cash flows.

Rubber-related actions-Polyester polyols investigation/ Urethane-related products actions
      Bayer AG and certain of its subsidiaries are the subjects of criminal and civil investigations being conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”), the Directorate General for Competition of the European Commission (“EC”), and the Canadian Competition Bureau (“CCB”) (collectively, the “Competition Authorities”). The Competition Authorities are investigating potential violations of their respective antitrust or competition laws involving certain of Bayer’s rubber-related lines of business.
      Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer’s rubber chemicals, ethylene propylene diene monomer (“EPDM”) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer AG agreed with the DOJ to plead guilty and pay a fine of U.S.$66 million. The sentencing court approved the agreement on December 9, 2004. To settle charges related to allegations that its NBR business unit engaged in anti-competitive activities between May 2002 and December 2002, Bayer AG agreed with the DOJ to plead guilty and pay a fine of U.S.$4.7 million. The sentencing court approved the agreement on December 8, 2004. Bayer AG has paid both the rubber chemicals fine and the NBR fine. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its rubber chemicals and NBR business, provided Bayer continues to cooperate with the DOJ’s ongoing investigations. Bayer AG is currently cooperating with the DOJ and the CCB with respect to their investigations of possible anti-competitive behavior involving a further product attributable to the former rubber-related lines of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these proceedings. Conditional amnesty requires continued cooperation by Bayer. The EC is conducting civil investigations of potential violations of European competition laws involving Bayer’s rubber chemicals, EPDM and NBR lines of business. Provisions in the amount of €50 million were established in 2003 with respect to the EC investigations, although a reliable estimate cannot yet be made as to the actual amount of any fines. Bayer AG and certain of its subsidiaries are currently cooperating with the EC and the antitrust authorities of several member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to the former rubber-related lines of business. The EC and the member state authorities have granted conditional amnesty from the imposition of fines in connection with these proceedings. Conditional amnesty requires continued cooperation by Bayer.
      The CCB is conducting criminal investigations of potential violations of Canadian competition laws involving Bayer’s rubber chemicals, EPDM and NBR lines of business. Bayer AG is in the process of negotiating

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
a settlement agreement with the CCB that would resolve all charges in Canada related to allegations that its rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001.
      Bayer AG and certain of its subsidiaries have been named, among others, as defendants in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including putative class actions pending before various federal courts in the United States, involving rubber chemicals, EPDM, NBR and polychloroprene rubber. In each state court action, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices. The state court plaintiffs seek damages as indirect purchasers of the allegedly affected products. In the federal court actions the plaintiffs allege the defendants’ participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. These proceedings are at various preliminary stages.
      Bayer AG and certain of its subsidiaries also have been named, among others, as defendants in multiple putative class action lawsuits in three Canadian courts. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber. In the Canadian actions, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various preliminary stages.
      Bayer’s U.S. subsidiary, Bayer Corporation, has been the subject of a criminal antitrust investigation by the DOJ involving adipic-based polyester polyols. On September 30, 2004, Bayer Corporation announced that it had reached agreement with the DOJ to settle charges related to the allegations that Bayer Corporation engaged in anti-competitive activities from February 1998 through December 2002 involving these products. Under the terms of the agreement, Bayer Corporation agreed to plead guilty and to pay a fine of U.S.$33 million. The company established a provision in respect of this settlement in the third quarter of 2004. The agreement, which is subject to court approval, is expected to resolve all criminal charges against Bayer for activities related to its adipic-based polyester polyols business. Adipic-based polyester polyols are a distinct type of a polyol raw material supplied to customers who produce polyurethanes. Adipic-based polyester polyols are not urethanes.
      Bayer Corporation also has been named as a defendant in a putative class action lawsuit in Quebec, Canada, involving polyester polyols. In this Canadian action, the plaintiff has alleged violations based on Bayer Corporation’s alleged participation in a conspiracy to fix the price of polyester polyols. The Canadian plaintiff seeks damages on behalf of a class of direct and indirect purchasers of the allegedly affected products.
      The financial risk associated with all of the above litigation as well as the claims regarding polyester polyols discussed below (with the exception of those criminal proceedings in which fines have already been imposed), including the financial risk of private claims for damages, is currently not quantifiable, due to the considerable uncertainty associated with these proceedings, so no provisions have been taken in this regard. The company expects that, in the course of the regulatory proceedings and civil damages suits, significant expenses will become necessary that may have a material adverse effect on our results of operations, financial position and cash flows.
      Bayer AG and certain of its subsidiaries have been named, among others, as defendants in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including putative class actions pending before various federal courts in the United States, involving allegations of price fixing involving polyester polyols and/or urethanes and urethane chemicals. These cases are at various preliminary stages.
      Bayer AG and certain of its subsidiaries have also been named, among others, as defendants in multiple putative class action lawsuits in various federal courts in the United States, involving allegations of price fixing involving, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Securities litigation
      Bayer AG, along with certain of its current and former officers and Bayer Corporation have been named as defendants in a purported class action lawsuit pending in the U.S. District Court for the Southern District of New York. The class action alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of our cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following our voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs originally sought unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depository Receipts) between March 6, 1998 and February 21, 2003 at allegedly inflated prices. Defendants filed a motion to dismiss the consolidated amended complaint on January 15, 2004. On September 30, 2004, the Court granted defendants’ motion (with leave to replead) as to claims asserted on behalf of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges, claims involving statements made prior to August 4, 2000, and claims asserted against two of the four individual defendants. The Court denied the remainder of the motion.

Asbestos litigation
      We are a defendant in asbestos cases in the United States. The complaints allege that Bayer along with other premises defendants, employed contractors at industrial sites where they were exposed to asbestos and were injured. Plaintiffs contend that Bayer failed to warn them or protect them from the known hazards of asbestos during the 1960s, 1970s and 1980s. The majority of cases are pending in West Virginia and Texas. These states permit asbestos actions in which multiple plaintiffs can sue multiple defendants without specifying which plaintiff has a claim against which defendant. While Bayer may be named as a defendant, each plaintiff may not have a claim against Bayer. Since premises owners now form a new group of targeted corporate defendants in these litigations, these types of actions may have an adverse impact on our results of operations, financial position or cash flows.
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
      We believe that we have meritorious defenses in these actions and are defending them vigorously. Without acknowledging any liability, we have settled a number of these cases in the past. We may, on a case-by-case basis, settle additional cases for reasonable amounts when, in our judgment, settlement is economically feasible given the risks and costs inherent in the litigation. We have made what we believe to be appropriate provisions in light of our experience in handling these cases.
Effect of new accounting pronouncements

U.S. GAAP
      In January 2003, the Financial Accounting Standards Board (“FASB”) published FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (such entities are designated “variable interest entities” or “VIEs”) by clarifying the application of ARB No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary objective of this interpretation is to provide guidance on how to identify a VIE and to determine when a VIE’s assets, liabilities, noncontrolling interests and result of operations need to be included in a company’s consolidated financial statements. For VIE’s created after

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
January 31, 2003, the Group has applied the measurement principals of FIN 46 in its 2003 financial statements. For VIE’s created or acquired before February 1, 2003, the measurement principals of FIN 46 became effective for the Group as of January 1, 2004. In December 2003, the FASB issued FIN 46-R, “Consolidation of Variable Interest Entities”, which provided a partial deferral of FIN 46, as well as for various other amendments to FIN 46. The Group adopted FIN 46-R in fiscal year 2004, which did not have a material impact on our financial position, results of operations or cash flows.
      In May 2003, the FASB ratified the consensuses reached by the Emerging Issue Task Force (“EITF”) on EITF Issue 01-08, “Determining Whether an Arrangement is a Lease” (“EITF 01-08”). EITF 01-08 provides guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement 13, “Accounting for Leases”. The consensus of this EITF is to be applied to arrangements agreed or committed to, modified, or acquired in business combinations initiated after the beginning of the next reporting period beginning after May 28, 2003. The Group adopted the provisions of EITF 01-08 as of January 1, 2004, which did not have a material impact on our financial position, results of operations or cash flows.
      In August 2003, the FASB ratified the consensus reached by the EITF on EITF Issue 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, and not Held for Trading Purposes” as Defined in EITF Issue No. 02-3” (“EITF 03-11”). EITF 03-11 addresses whether realized gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes, but are derivatives subject to SFAS 133. The consensus of this EITF is to be applied to derivative instruments entered into after the beginning of the next reporting period beginning after August 13, 2003. The Group adopted the provisions of this standard effective January 1, 2004, which did not have a material impact on our financial position, results of operations or cash flows.
      In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the “Medicare Act”) was approved in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. The Group provides post-retirement benefits to its United States employees, whose benefits are impacted by the Medicare act. Statement of Financial Accounting Standards (“SFAS”) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), requires that currently enacted changes in the law that take effect in future periods be considered in the current period measurement of postretirement benefit costs and the APBO. In response to the Medicare Act and the requirements of SFAS 106, the FASB released FASB Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”), and FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act” (“FSP 106-2”). FSP 106-1 provided a one-time election to defer accounting for the effects of the Medicare Act until further guidance on the accounting for the new Medicare features was released FSP 106-2 supersedes FSP 106-1 and is effective for the first interim or annual period beginning after June 15, 2004. FSP 106-2 provides authoritative guidance on the accounting for the effects of the Act. Pursuant to FSP 106-2, the group has concluded that Bayer’s U.S. health care plans are at least actuarially equivalent to Medicare Part D. Following the prospective application method prescribed by FSP 106-2, the group remeasured Bayer’s U.S. postretirement obligation as of July 1, 2004. The effect of the Act on the net periodic benefit costs as of December 31, 2004 is not significant.
      In December 2003, the AICPA issued Statement of Position SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 provides guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Group will adopt this standard effective January 1, 2005. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.
      In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The guidance prescribed a

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1” (“FSP EITF 03-1-1”). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the Groups consolidated financials. The group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.
      In September 2004, the EITF reached a consensus on EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.
      In November 2004, the FASB issued SFAS 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. FAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R will be effective as of the beginning of the first reporting period beginning after June 15, 2005. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). Based on the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, exchanges of nonmonetary assets were measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In December 2004, the EITF reached a consensus on Issue No. 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination” (“EITF 04-1”). EITF 04-1 addresses the accounting treatment of preexisting relationships between the parties of a business combination. The consensuses of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensuses at its October 13, 2004 FASB meeting. The Group will adopt the provisions of EITF 04-1 as of January 1, 2005. We do not believe that the implementation of EITF 04-1 will have a material impact on our financial position, results of operations or cash flows.
      In December 2004, the EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (“EITF 04-8”). The Issue addresses when contingently convertible instruments should be included in diluted earnings per share. For purposes of this Issue, contingently convertible instruments are instruments that have embedded conversion features that are contingently convertible or exercisable based on (a) a market price trigger or (b) multiple contingencies if one of the contingencies is a market price trigger and the instrument can be converted or share settled based on meeting the specified market condition. EITF 04-8 is effective for periods ending after December 15, 2004. The Bayer Group has implemented EITF 04-8 in 2004, which did not have a material impact on the Group’s financial position, results of operations or cash flows.
      In December 2004, the FASB issued FSP No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”, indicating that this deduction should be accounted for as a special deduction in accordance with the provisions of SFAS No. 109. Beginning in 2005, the Company will recognize the allowable deductions as qualifying activity occurs.
      In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, which provides a practical exception to the SFAS No. 109 requirement to reflect the effect of a new tax law in the period of enactment by allowing additional time beyond the financial reporting period to evaluate the effects on plans for reinvestment or repatriation of unremitted foreign earnings. The Group has not yet completed its evaluation of the repatriations provisions and its impact to the Group’s financial position, results of operations and cash flows. The Group expects to complete the evaluation by December 2005. The Group is currently unable to reasonably estimate the range of possible amounts of unremitted earnings that is still being considered for repatriation as a result of the repatriation provision and the related potential range of income tax effects of such repatriation.
      In February 2005, the EITF issued the consensus reached on Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). The issue addresses on how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF 03-13 should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. Operating results related to a component that is disposed of or classified as held for sale within 2004 may be classified to reflect the consensus of EITF 03-13. The company is currently in the process of evaluating the applicability and the effect of the implementation of the new accounting guidance. We do not believe that the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

[45]	Subsequent events
      At the beginning of 2005, Bayer reacquired the co-promotion rights for Levitra® in the most important markets outside the United States. The existing co-promotion agreement with GlaxoSmithKline was terminated for these markets, giving Bayer exclusive distribution rights. The transaction will have a one-time negative effect of about €100 million on first-quarter earnings in 2005.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Effective January 1, 2005, we largely completed the purchase of Roche Consumer Health. Since January, this business with non-prescription drugs and vitamins has been part of the Consumer Care Division of Bayer HealthCare. The transaction includes the global activities of Roche Consumer Health, with the exception of Japan, including the five production sites in Grenzach, Germany; Gaillard, France; Pilar, Argentina; Casablanca, Morocco; and Jakarta, Indonesia. Among the brands acquired are Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®. The merger puts Bayer among the three largest global suppliers of prescription-free medicines.
      The provisional acquisition price for the worldwide consumer health business of Roche, before the assumption of debt, is approximately €2,373 million, including about €208 million for the purchase — completed in 2004 — of the remaining 50 percent interest in our U.S. joint venture with Roche. The acquisition of the remaining global business was accomplished in 2005 by way of a €2,082 million cash transfer, of which €200 was paid in advance at the end of 2004, and the assumption of some €64 million in financial liabilities. The ancillary costs of the acquisition so far amount to about €18 million. Since the acquisition closed only recently, it has not yet been possible to allocate the acquisition price among the acquired assets.
      On January 28, 2005, the spin-off of LANXESS was entered into the commercial register for Bayer AG. Since January 31, 2005, LANXESS shares have been listed in the Prime Standard sub-segment of the official market segment (Amtlicher Markt ) of the Frankfurt Stock Exchange.

Legal proceedings

Product liability proceedings
      HIV/ HCV-related actions. In June 2003, a U.S. law firm filed a putative class action against Bayer Corporation and other manufacturers on behalf of non-U.S. residents claiming compensation for HIV/ HCV (hepatitis C virus) infections allegedly acquired through blood plasma products manufactured in the U.S. In September 2003, plaintiffs amended the complaint to include class action allegations on behalf of U.S. residents claiming compensation for HCV infections. The case has been transferred from the Northern District of California to the U.S. District Court for the Northern District of Illinois for coordinated discovery and other pre-trial proceedings. The court recently denied the plaintiffs’ motion to certify a class.
      Cerivastatin-related actions. In August 2001, Bayer voluntarily ceased marketing Baycol, the cerivastatin anticholesterol product, in response to reports of serious side effects in some patients. As of February 18, 2005, approximately 6,100 lawsuits are pending in the U.S. in both federal and state courts, including putative class actions. As of February 18, 2005, 80 actions are pending against other companies of the Bayer Group in other countries, including class actions in Canada. In January 2005, the Court of Queen’s Bench for Manitoba granted plaintiffs’ motion to certify a class action for residents of Manitoba, British Columbia, Alberta, and Ontario who claim personal injury from Baycol other than rhabdomyolysis. Bayer is pursuing an appeal of these rulings. The Court of Appeals in Newfoundland recently denied Bayer’s request for leave to appeal the class certification.
      Without acknowledging any liability, we have settled 2,938 cases worldwide as of February 18, 2005, resulting in settlement payments of approximately U.S.$1.114 billion.
      Phenylpropanolamine (PPA) actions. As of February 11, 2005, approximately 850 lawsuits are pending in the United States against Bayer Corporation. Of these, approximately 550 cases name Bayer as the only manufacturing defendant. In the remaining 300 cases, one or more other manufacturers are also defendants. In addition, there are approximately 290 cases on appeal in federal court where the plaintiffs claims were dismissed by the trial court for failure to comply with procedural requirements.
      On February 10, 2005, in a state court trial in Utah, the jury returned a verdict in favor of Bayer.
      Thimerosal actions. Currently Bayer Corporation is a defendant in 19 lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from use of Bayer products containing Thimerosal or phenylmercuric acetate, specifically immunoglobulin injectable products and over-the-counter nasal sprays. Many of these cases involve multiple unrelated plaintiffs.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

BASF fipronil claim
      BASF notified Bayer CropScience AG of a claim, which was based on the allegation that Bayer CropScience AG in connection with the sale of its fipronil business to BASF willfully misled BASF by not disclosing updated business developments with respect to fipronil in Brazil and Korea in the third quarter of 2002 and not disclosing updated business expectations for 2003 and the following years. Bayer CropScience AG and BASF signed a non-cash settlement agreement in February 2005 for the purpose of settling these and other claims relating to the divestment of fipronil. We do not expect the terms of this settlement to have a material adverse effect on our financial condition or results of operations.

Average wholesale price manipulation proceedings
      Twenty-three pending lawsuits allege that a number of pharmaceutical companies, including Bayer Corporation, manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. A number of these actions are private class actions alleging injury to patients or payors. Some of these actions are brought by government entities.
      In February 2005, a state court in Pennsylvania dismissed that state’s suit against all defendants. The court allowed leave for the state to submit an amended complaint within 30 days.

Securities litigation
      On January 14, 2005, the lead plaintiff filed an amended complaint that repleaded claims asserted on behalf of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges, but did not replead claims with respect to statements made prior to August 4, 2000 or with respect to the two individuals who had been dismissed. On February 28, 2005, Bayer AG and the remaining defendants filed a motion to dismiss the claims asserted on behalf of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer AG, as do the other defendants, denies liability, believes that it has meritorious defenses to this action and intends to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
Total remuneration of the Board of Management and the Supervisory Board, advances and loans
      The remuneration of the Board of Management comprises an annual base salary, a fixed supplement, and a variable bonus that is oriented to the achievement of defined gross cash flow targets for the Bayer Group. In addition, members of the Board of Management may participate in a cash-settlement-based stock option program provided that they place shares of their own in a special deposit account. The stock option program constitutes a further performance-related component of their compensation.
      The total remuneration of members of the Board of Management in 2004 amounted to €6,518,626 (2003: €4,431,023), comprising €1,940,016 (2003: €1,945,293) in base salaries, €810,573 (2003: €303,383) in fixed supplements and €3,665,880 (2003: €2,081,169) in variable bonuses. Also included in the total is an aggregate €102,157 (2003: €101,178) of remuneration in kind, consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car. In the previous year, further remuneration of €159,623 was paid to members of the Board of Management who have since ceased to be members.
      From the 2004 tranche of the stock option program, the members of the Board of Management received a total of 32,025 (2003: 30,300) stock options by virtue of their own investments. These options are blocked for the first three years. During the two-year exercise period thereafter, the holders will receive a cash payment not exceeding ten times their own investment, provided demanding performance criteria are met. The stock options from the 2004 tranche had a fair value of €31.53 each at December 31, 2004. Those from the 2003 tranche had a fair value of €36.08 each at December 31, 2003.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Emoluments to retired members of the Board of Management and their surviving dependents amounted to €9,917,575 (2003: €10,184,254).
      Pension provisions for these individuals, amounting to €109,174,509 (2003: €107,557,924) are reflected in the balance sheet of Bayer AG.
      The remuneration of the Supervisory Board amounted to €1,173,000 (2003: €752,250). Of this, variable components accounted for €153,000 (2003: €624,750).
      There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2004, nor any repayments of such loans during the year.
Leverkusen, March 11, 2005
Bayer Aktiengesellschaft
The Board of Management