Form 20-F
period 2005-12-31
BAYER AKTIENGESELLSCHAFT
filed 2006-03-06
CIK 1144145

As filed with the Securities and Exchange Commission on March 6, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report....
For the transition period from                        to
Commission file number 001-16829
BAYER AKTIENGESELLSCHAFT
(Exact name of Registrant as specified in its charter)
BAYER CORPORATION*
(Translation of Registrant’s name into English)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Bayerwerk, Gebäude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen, GERMANY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class:	Name of Each Exchange on Which Registered:

American Depositary Shares representing Bayer AG ordinary shares of no par value Bayer AG ordinary shares of no par value	New York Stock Exchange New York Stock Exchange**
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of class)
        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
        As of December 31, 2005, 730,341,920 ordinary shares, of no par value, of Bayer AG were outstanding.
        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑        No ☐
        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐        No ☑
        Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑        No ☐        Not applicable ☐.
        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☑ Large accelerated filer        ☐ Accelerated filer        ☐ Non-accelerated filer
        Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐        Item 18 ☑
        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐        No ☑
        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐        No ☐

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
Selected Financial Data
      We derived the following selected financial data for each of the years in the five-year period ended December 31, 2005 from our consolidated financial statements. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS and, where indicated, in accordance with U.S. Generally Accepted Accounting Standards, or U.S. GAAP. Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board (IASB), replacing the earlier International Accounting Standards, or IAS. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix “IAS”. Note 44 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F describes the reconciliation of significant differences between IFRS and U.S. GAAP.
      In this annual report we have translated certain euro amounts into U.S. dollar amounts at the rate of $1.1842 = €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2005. We have translated these amounts solely for your convenience, and you should not assume that, on that or any other date, one could have converted these amounts of euros into dollars at that or any other exchange rate.

      The financial information presented below is only a summary. You should read it together with the consolidated financial statements included in Item 18.

Consolidated Income Statement Data

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	€	€	€	€	€	$
	(In millions, except per share data)
IFRS:
Net sales (continuing operations)	21,981	22,283	22,417	23,278	27,383	32,427
Operating result (continuing operations)	1,518	815	575	1,875	2,812	3,330
Non-operating result(1)	(467)	(423)	(708)	(653)	(613)	(726)
Income before income taxes(1)	1,051	392	(133)	1,222	2,199	2,604
Income taxes(1)	(173)	5	84	(473)	(641)	(759)
Income after taxes(1)	878	397	(49)	749	1,558	1,845
Income after taxes from discontinued operations(1)	50	681	(1,242)	(67)	37	44
Income after taxes total(1)	928	1,078	(1,291)	682	1,595	1,889
Minority stockholders’ interest	4	(3)	(12)	3	2	2
Net income	932	1,075	(1,303)	685	1,597	1,891
Average number of shares in issue	730	730	730	730	730	730
Operating result from continuing
operations per share(1)	2.08	1.12	0.79	2.57	3.85	4.56
Basic net income/loss per share(1)	1.28	1.47	(1.78)	0.94	2.19	2.59
Diluted net income/loss per share(1)	1.28	1.47	(1.78)	0.94	2.19	2.59
Dividends per share(1)	0.90	0.90	0.50	0.55	N/A (2)	N/A (2)
U.S. GAAP:
Net income	800	1,277	(1,445)	653	1,327	1,571
Basic and diluted net income per share	1.10	1.75	(1.98)	0.89	1.82	2.15

(1)	Prior year data have been restated for these items due to adoption of new IFRS accounting standards. For more details, see Notes 2, 3 and 28 to the consolidated financial statements appearing elsewhere in this annual report.

(2)	The dividend payment for 2005 has not yet been decided on. Our Supervisory Board has accepted our Board of Management’s proposal to recommend at our Annual Stockholders’ Meeting a dividend for 2005 of €0.95 per share, for a total dividend of €694 million.

Consolidated Balance Sheet Data

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	€	€	€	€	€	$
	(In millions, except per share data)
IFRS:
Total Assets(1)	36,868	40,966	37,516	37,588	36,722	43,486
Stockholders’ equity(1)	16,916	14,666	11,290	10,943	11,157	13,212
Liabilities(1)	19,952	26,300	26,226	26,645	25,565	30,274
of which noncurrent financial obligations	2,981	7,228	7,288	7,025	7,185	8,508
U.S. GAAP:
Stockholders’ equity	18,300	16,734	13,325	13,046	12,347	14,621
Total assets	37,831	42,668	38,012	38,496	38,133	45,157

(1)	Prior year data have been restated for these items due to adoption of new IFRS accounting standards. For more details, see Notes 2, 3 and 28 to the consolidated financial statements appearing elsewhere in this annual report.
Dividends
      The following table indicates the dividends per share paid from 2003 to 2005. Stockholders who are U.S. residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10, Additional Information — Taxation.

	2003	2004	2005

Total dividend (€ in millions)	365	402	N/A	(1)
Dividend per share (€)	0.50	0.55	N/A	(1)
Dividend per share ($)	0.57	0.68	N/A	(1)

(1)	The dividend payment for 2005 has not yet been decided on. Our Supervisory Board has accepted our Board of Management’s proposal to recommend at our Annual Stockholders’ Meeting a dividend for 2005 of €0.95 per share, for a total dividend of €694 million.
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

Year	Period End	Average	High	Low

	(U.S. dollar per euro)
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9454	1.0485	0.8594
2003	1.2597	1.1321	1.2597	1.0361
2004	1.3538	1.2438	1.3625	1.1801
2005	1.1842	1.2449	1.3476	1.1667

Previous six months	High	Low

	(U.S. dollar
	per euro)
September 2005	1.2538	1.2011
October 2005	1.2148	1.1914
November 2005	1.2067	1.1667
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
      The exchange rate of the U.S. dollar to the euro based on the noon buying rate of the Federal Reserve Bank of New York on February 28, 2006 was $1.1925 = €1.00. In this annual report, we have translated certain euro amounts into U.S. dollar amounts at the rate of $1.1842 = €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2005.
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

Cyclicality may reduce our operating margins or cause operating losses
      Several of the industries in which Bayer operates are cyclical. This applies particularly to our Materials and Systems segments. Typically, increased demand during peaks in the business cycle in these industries leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past these capacity increases have led to excess capacities because they have exceeded demand growth. Low periods in the business cycles are then characterized by decreasing prices and excess capacity. These factors lead to volatile operating margins and may result in operating losses for Bayer.
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

Failure to develop new products and production technologies may harm our competitive position
      Bayer’s operating results significantly depend on the development of commercially viable new products and production technologies. We devote substantial resources to research and development. Because of the lengthy development process, technological challenges and intense competition, we cannot assure you that any of the products we are currently developing, or may begin to develop in the future, will become market-ready or achieve commercial success. For these reasons, we may be unable to meet our expectations and targets with respect to products we are currently developing, particularly in our Pharmaceuticals; Crop Protection and Environmental Science, BioScience segments. Our competitive position and operating results could be harmed, if we are unsuccessful in developing new products and production processes in the future or if our ability to generate sufficient levels of sales through investments in new products and expenditures on research and development declines.
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
      Our Pharmaceuticals segment and our Consumer Care segment are subject to particularly strict regulatory regimes. Rising regulatory requirements, such as those governing clinical trials, may increase the cost of product development and the time it takes to bring new products to market, thus reducing the overall financial benefits from these products. Failure to achieve regulatory approval of new products in a timely manner or at all can mean that we do not recoup our research and development and/or commercial investment through sales of that product. We do not know when or whether any approvals from regulatory authorities will be received. Withdrawal by regulators of an approval previously granted can mean that the affected product ceases to generate revenue. This can occur even if regulators take action falling short of actual withdrawal or direct their action at products that do not require regulatory approval. In addition, in some cases we may voluntarily cease marketing a product even in the absence of regulatory action.
      Pharmaceutical product prices are subject to controls or pressures in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices. Price controls limit the financial benefits of growth in the life sciences markets and the introduction of new products. We expect that price controls and pressures on pricing will remain or increase. Any increase may further limit or eliminate our financial benefits from the affected products.

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
      See Item 4, Information on the Company — Governmental Regulation for a more detailed discussion of the regulatory regimes to which we are subject.

Our operating margins may decrease if we are not be able to pass increased raw material prices on to customers or if prices for our products decrease faster than raw material prices
      Significant variations in the cost and availability of raw materials and energy may reduce our operating results. We use significant amounts of petrochemical-based raw materials and aromatics (benzene, toluene) in manufacturing a wide variety of our products. We also purchase significant amounts of natural gas, coal and electricity to supply the energy required in our production processes. The prices and availability of these raw materials and energy vary with market conditions and may be highly volatile. There have been in the past, and may be in the future, periods during which we cannot pass raw material price increases on to customers. Even in periods during which raw material prices decrease, we may suffer decreasing operating profit margins if the prices of raw materials decrease more slowly than do the selling prices of our products. In the past, we have entered into hedging arrangements with respect to raw materials prices only to a limited extent. If the market for these hedging arrangements were to attain sufficient liquidity and we could obtain their protection at a reasonable cost, we would consider making more extensive use of these hedging instruments.

Shortages or disruptions of supplies to customers due to unplanned capacity decreases or shutdowns of production plants may reduce sales
      Production at some of our manufacturing facilities or the supply of raw materials to them could be adversely affected by technical failures, strikes, natural disasters, regulatory rulings and other factors. Our biological products, in particular, generally face complicated production processes that are more subject to disruption than is the case with other processes and therefore pose increased risk of manufacturing problems, unplanned shutdowns and loss of products. Production capacities at one or more of our sites or major plants could therefore decline temporarily or over the long term. If the capacity of one or more material facilities is reduced or manufacture of material products is shut down for a prolonged period and we are unable to shift sufficient production to other plants or draw on our inventories, we can suffer declines in sales revenues and in our results, be exposed to damages claims and suffer reputational harm.

Litigation and administrative claims could harm our operating results and cash flows
      We are involved in a number of legal proceedings and may become involved in additional legal proceedings. See Item 8, Financial Information — Legal Proceedings. Each of these proceedings or potential proceedings could involve substantial claims for damages or other payments. These proceedings include claims alleging product liability, patent infringement proceedings, claims alleging breach of contract and claims alleging antitrust violations. If our opponents in these lawsuits obtain judgments against us or if we determine to settle any of these lawsuits, we could be required to pay substantial damages and related costs.
      We are also plaintiff in lawsuits to enforce our patent rights in our products. If we are not successful in these actions, we would expect our revenue from these products to decline as generic competitors enter the market. In cases where we believe it appropriate, we have established provisions to cover potential litigation-related costs. Increased risks currently result from litigation commenced in the United States after we voluntarily withdrew Lipobay/ Baycol (cerivastatin) from the market, voluntarily stopped marketing products containing phenylpropa-

nolamine (PPA), antitrust proceedings relating to our polymers business and antitrust proceedings associated with Bayer’s ciprofloxacin anti-infective product, Cipro®.
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
      Bayer expects that, in the course of the antitrust proceedings relating to our polymers business, additional charges, which are also currently not quantifiable, will become necessary. Please see Item 8, Financial Information — Legal Proceedings, for a discussion of these proceedings.

Competition from generic pharmaceuticals after patent expiration may reduce market share and sales revenue
      During the life of its patent related to the compound per se, a patented product is normally only subject to competition from alternative products. After a patent expires, the producer of the formerly patented product is likely to face increased competition from generic products entering the market. See Item 4, Information on the Company — Intellectual Property Protection, for a discussion of the scheduled expiration dates of our significant patents.
      In response to rising healthcare costs, many governments (including many U.S. states) and private health care providers, such as Health Maintenance Organizations (HMOs) in the United States, have instituted reimbursement schemes favoring less expensive generic pharmaceuticals over brand-name pharmaceuticals. We expect that the pressure for generic substitution will increase as a result of the implementation of the Medicare prescription drug benefit in 2006. Increased competition from generic products after patent expiration is likely to reduce market share and sales revenue of our formerly patented products.

The loss of patent protection or ineffective patent protection for marketed products may result in loss of sales to competing products
      Generic drug manufacturers, particularly in the United States, may seek marketing approval for pharmaceutical or agricultural products currently under patent protection by attacking the validity or enforceability of a patent. If a generic manufacturer succeeds in voiding a patent protecting one of our products, that product could be exposed to generic competition before the expiration date of the patent. See Item 8, Financial Information — Legal Proceedings, for a discussion of several important patent-related proceedings in which we are involved.
      The extent of patent protection varies from country to country. In some of the countries in which we operate, patent protection may be significantly weaker than in the United States or the European Union. Piracy of patent-protected intellectual property has occurred in recent years, particularly in some Asian countries. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. We do not currently expect any proposed patent law modifications to affect us materially. Nevertheless, if a country in which we sell a substantial volume of an important product were to effectively invalidate our patent rights in that product, our revenues could suffer.

Failure to compete successfully or weak performance by our marketing partners may reduce our operating results
      Bayer operates in highly competitive industries. Actions of our competitors could reduce our profitability and market share. In some commodity areas (especially within our Materials and Systems segments), we compete primarily on the basis of price and reliability of product and supply. All of our segments, however, also compete in specialty markets on the basis of product differentiation, innovation, quality and price. Significant product innovations, technical advances or the intensification of price competition by competitors could harm our operating results.

      We depend on third parties for the marketing of some of our products, most notably in our pharmaceutical business. Therefore, our operating performance is influenced by the quality of our partners’ marketing and sales performance.

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

•	that we currently own or operate;

•	that we formerly owned or operated;

•	where we disposed of waste from our operations;

•	where external toll manufacturers operate or operated; or

•	where property owned by third parties was contaminated by the emission or spill of contaminants for which we bear responsibility.
      The costs of these environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying these accruals prove incorrect or if we are held responsible for additional, currently undiscovered, contamination. See Item 4, Information on the Company — Governmental Regulation.
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

Negative developments affecting capital markets may make additional contributions to our pension funds necessary and changes in the yield assumptions could have an impact on the valuation of liabilities
      Changes and movements in the equity, fixed income, real estate and other markets could significantly change the valuation of the assets of our plans. A change in yield assumptions could also have an impact on the discounted present value of our pension obligations. In addition, changes in pension and postretirement benefit plan assumptions, such as rates for compensation increase, retirement rates, mortality rates, health care cost trends and other factors can lead to significant increases or decreases in our pension or postretirement benefit obligations, which would affect the reported funded status of our plans and therefore could also negatively affect net periodic pension cost, future cash contributions and equity. For further details on underfunding of pensions and other post-retirement benefit obligations, refer to Note 28 to the consolidated financial statements appearing elsewhere in this annual report.
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
      The major acquisitions and divestitures of the Bayer Group during the last three years are listed below. For capital expenditures (excluding acquisitions) for these years, please refer to Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2003, 2004 and 2005 — Capital Expenditures. For capital expenditures by individual business segment for the last three years, refer to the segment data in Note 1 to our consolidated financial statements appearing elsewhere in this annual report.
      Our principal expenditures on acquisitions in the past three years were as follows:

•	In 2003, we spent a total of €68 million on acquisitions, mainly for increasing our interest in the Bayer Polymers Sheet Europe Group (formerly known as Makroform) to 100 percent.

•	In 2004, Bayer spent a total of €0.4 billion on acquisitions. Of this amount, approximately €0.1 billion was used for the purchase of Crompton Corporation’s 50 percent stake in the Gustafson joint venture (seed treatment business) based in the United States, Canada and Mexico, in which Bayer already held a 50 percent share. In connection with the acquisition of Roche’s Consumer Health business in 2005, Bayer acquired, by the end of 2004, Roche’s 50 percent interest in the Bayer-Roche joint venture that had been established in the United States in 1996. The purchase price for the 50 percent equity interest was €0.2 billion. Not included in the 2004 total acquisition amount is a first payment of €0.2 billion we made for Roche’s Consumer Health business in the rest of the world, because, as of December 31, 2004, this business had not yet been transferred to Bayer.

•	In 2005, we spent a total of €2.4 billion on acquisitions. Roche’s Consumer Health business in the rest of the world (except in Japan) was acquired for approximately €2.1 billion. Both this amount and the 2005 total acquisition amount include the first payment of €0.2 billion we made for Roche’s Consumer Health business in the rest of the world. Since January 2005, the business involving non-prescription drugs and vitamins has been part of Bayer HealthCare’s Consumer Care Division and has already been integrated into the Bayer organization. Aside from the 50 percent stake in the Bayer-Roche joint venture, the acquired business includes five production sites, consumer brands such as Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®, vitamins and nutritional supplements. The acquisition has primarily been financed through the use of our own funds, although loans were taken out in several countries for legal and tax reasons.

The remaining 2005 acquisition amount of approximately €0.3 billion related primarily to expenses incurred in connection with a license agreement and a co-marketing and distribution agreement. After divesting its product rights concerning the active ingredient fipronil (see below), Bayer signed an agreement with BASF at the end of January 2005 to license back fipronil for agricultural uses in certain countries outside Europe, the United States and Brazil. The transaction has been approved by the relevant authorities. In July 2005, Bayer acquired marketing rights for the cardiovascular drug Zetia® under a co-marketing and distribution agreement with Schering-Plough.

      Our principal divestitures in the past three years were as follows:

•	In 2003, we sold the remaining parts of the household insecticides business (€0.3 billion), our 50 percent interest in PolymerLatex (€0.1 billion) and our stake in the biotechnology company Millennium Pharmaceuticals, Inc. (€0.3 billion). As part of the conditions imposed by the European, U.S. and Canadian antitrust authorities in connection with the Aventis CropScience acquisition in 2002, a number of active ingredients, especially in the area of insecticides and fungicides, were divested (€1.3 billion). In particular, Bayer divested the product rights concerning the active ingredient fipronil in the first quarter of 2003.

•	In July 2004, we sold, pursuant to contractual obligations, our 15 percent interest in the KWS Saat AG, a seed company acquired as part of Aventis CropScience in 2002.

•	In 2005, we divested our LANXESS subgroup, our plasma operations and several CropScience operations.

–	LANXESS: At the end of January 2005, the LANXESS subgroup was spun off and ceased to be part of the Bayer Group. As part of its portfolio realignment, Bayer had combined its former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with parts of its former Bayer Polymers business to form the LANXESS subgroup with economic effect from July 1, 2004. Those portions of our business that were combined into our LANXESS subgroup and subsequently spun off are shown as “discontinued operations” in accordance with International Financial Reporting Standard (IFRS) 5. For further information on IFRS 5 and the treatment of LANXESS for reporting purposes, please refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report.

–	Plasma: At the end of March 2005, Bayer divested the U.S. plasma operations of its former Biological Products division to two U.S. financial investors (approximately €0.2 billion). All plasma activities in the United States were transferred to Talecris BioTherapeutics, Inc. (Talecris), a corporation newly formed by the two investors. To account for the final agreements signed at the end of March 2005, we adjusted the previous year’s presentation to show the continued non-U.S. marketing and distribution activities as part of the continuing operations. In our financial statements for 2005, only the U.S. plasma business is reflected in discontinued operations. Revenues from our marketing and distribution activities for plasma products outside the United States are reflected in sales from continuing operations of our Pharmaceuticals, Biological Products segment. The comparative periods 2004 and 2003 have been adjusted to reflect the inclusion of non-U.S. distribution in continuing operations. For further details on the treatment of our plasma operations for reporting purposes, please refer to — Bayer HealthCare — Pharmaceuticals, Biological Products; Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Discontinued Operations; and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report.

–	The Bayer CropScience subgroup divested a number of operations in 2005 for an aggregate selling price of approximately €80 million. These included the subsidiaries Philagro Holding S.A., France, and EqSeeds Comercia de Sementes Ltda., Brazil, as well as the location in Hauxton, UK. Bayer CropScience also divested the businesses relating to the manufacturing and marketing of certain active ingredients used by the Crop Protection business units and the Environmental Science business group, including the acaricide and insecticide amitraz (Mitac®).

BUSINESS
      We are a global company offering a wide range of products, including ethical pharmaceuticals, diagnostics and other health care products, agricultural products and polymers. Bayer AG is headquartered in Leverkusen, Germany and is the management holding company of the Bayer Group, which includes approximately 280 consolidated subsidiaries.
      Following the spin-off of the LANXESS subgroup in January 2005, our business operations are organized in three subgroups:

•	Bayer HealthCare (consisting of four segments: Pharmaceuticals, Biological Products (renamed Pharmaceuticals as of January 1, 2006); Consumer Care; Diabetes Care, Diagnostics; and Animal Health) develops, produces and markets:

–	prescription pharmaceuticals and biological products;

–	over-the-counter medications and nutritional supplements;

–	diagnostic products for laboratory testing, near-patient testing and self-testing applications; and

–	veterinary medicines, nutritionals and grooming products for companion animals and livestock.

•	Bayer CropScience (consisting of the Crop Protection segment and the Environmental Science, BioScience segment):

–	develops and markets a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements; and

–	develops and markets a wide range of products for the green industry, garden care, non-agricultural pest and weed control and conventional seeds, and is active in plant biotechnology.

•	Bayer MaterialScience (comprising the Materials segment and the Systems segment) primarily develops, manufactures and markets:

–	high-quality plastic granules, methylcellulose, metallic and ceramic powders and semi-finished products; and

–	polyurethanes for a wide variety of applications as well as coating and adhesive raw materials and basic inorganic chemicals.
      The following service organizations provide support functions to the three subgroups, Bayer AG and third parties:

•	Bayer Technology Services, which provides engineering functions such as process development, process and plant engineering, construction and optimization.

•	Bayer Business Services, which provides information management, accounting, consulting and administrative services.

•	Bayer Industry Services, which operates the Bayer Chemical Park network of industrial facilities in Germany and provides site-specific services in the areas of technology, environmental protection, waste management, utility supply, infrastructure, safety, chemical analysis and vocational training to Bayer and non-Bayer companies. Bayer Industry Services GmbH & Co. OHG is held by Bayer AG (60 percent) and by LANXESS (40 percent).
      Our strategic alignment on core competencies should enable us to increase investment in growth businesses and innovative technologies. We expect that this will allow us to play a leading role in these markets and to expand our current strong positions. We intend to optimize the allocation of resources as well as continue with our cost-saving and efficiency-improvement programs in order to increase Bayer’s corporate value over the long term.

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
      For the year ended December 31, 2005, Bayer reported total sales from continuing operations of €27,383 million, an operating result from continuing operations of €2,812 million and net income of €1,597 million. As of December 31, 2005, we employed 93,700 people worldwide. Based on customers’ location, Bayer’s activities in Europe accounted for 43 percent of the Group’s total sales in 2005; North America for 27 percent; the Asia/Pacific region amounted to 17 percent; and the Latin America/ Africa/Middle East region accounted for 13 percent of total sales.
      The LANXESS spin-off in early 2005 and the acquisition of Roche’s Consumer Health business led to a shift in the relative sizes of our businesses in terms of sales, operating result and assets. We therefore changed our segment structure and reporting with effect from January 1, 2005. We restated our segment reporting for 2003 and 2004 to correspond to the new structure in compliance with IAS 14 (Segment Reporting). The changes in our segments are as follows: The former Consumer Care, Diagnostics segment was divided into the Consumer Care segment (consisting of the historical Consumer Care business and the acquired Roche Consumer Health business) and the Diabetes Care, Diagnostics segment (consisting of our Diabetes Care and Diagnostics divisions). The former CropScience segment was divided into the Crop Protection segment (consisting of the strategic business units Insecticides, Fungicides, Herbicides and Seed Treatment) and the Environmental Science, BioScience segment (consisting of our business groups Environmental Science and BioScience).
      The following table shows external sales from Bayer’s continuing business activities by subgroup and reporting segment, with a reconciliation to the Bayer Group.

		Percentage		Percentage		Percentage
	2003	of total sales	2004	of total sales	2005	of total sales

	(Euros in millions)
HealthCare	8,497	37.9	8,058	34.6	9,429	34.4
Pharmaceuticals, Biological Products(a)	4,371	19.5	3,961	17.0	4,067	14.9
Consumer Care	1,403	6.3	1,336	5.7	2,355	8.6
Diabetes Care, Diagnostics	1,933	8.6	1,975	8.5	2,151	7.9
Animal Health	790	3.5	786	3.4	856	3.0
CropScience	5,764	25.7	5,946	25.5	5,896	21.5
Crop Protection	4,801	21.4	4,957	21.3	4,874	17.8
Environmental Science, BioScience	963	4.3	989	4.2	1,022	3.7
MaterialScience	7,453	33.2	8,597	36.9	10,695	39.1
Materials	2,777	12.4	3,248	13.9	4,086	14.9
Systems	4,676	20.8	5,349	23.0	6,609	24.2
Reconciliation	703	3.2	677	3.0	1,363	5.0
Total Sales from Continuing Operations(b)	22,417	100.0	23,278	100.0	27,383	100.0

(a)	With effect from January 1, 2006, the former Pharmaceuticals, Biological Products segment has been renamed the Pharmaceuticals segment.

(b)	In accordance with new accounting standard IFRS 5 and other related standards, the financial information presented in this annual report only includes the continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations. Our revenues from discontinued operations were €627 million in 2005, €6,480 million in 2004 and €6,150 million in 2003.

BAYER HEALTHCARE
PHARMACEUTICALS, BIOLOGICAL PRODUCTS
Overview
      During the period to which this annual report relates, our Pharmaceuticals, Biological Products segment consisted of the Pharmaceuticals division and the Biological Products division. Effective January 1, 2006, the segment was renamed the Pharmaceuticals segment. It continues to contain all of the businesses that were formerly included in the Pharmaceuticals and Biological Products divisions (other than our U.S. plasma business, which has been divested as described below). The segment is now divided into the three business units Oncology, Primary Care and Hematology/ Cardiology, with all of the remaining activities from the former Biological Products division forming part of the Hematology/ Cardiology business unit. We continue to use the name “Pharmaceuticals division” when describing the current operations of the businesses that are part of our Pharmaceuticals segment for reporting purposes. Because the reorganization occurred after the end of the fiscal year to which this annual report relates, we refer to the segment and its divisions under their old names whenever we refer to past activities or financial performance.
      The segment focuses on the development and marketing of ethical pharmaceuticals, i.e., medications requiring a physician’s prescription and sold under a specific brand name, and the development of recombinant protein therapies.
      At the end of March 2005, Bayer divested the U.S. plasma operations of its Biological Products division to two U.S. financial investors, Cerberus Capital Management, L.P., New York, New York and Ampersand Ventures, Wellesley, Massachusetts. The newly-formed entity, named Talecris BioTherapeutics, Inc., began operations on April 1, 2005. The agreement covers the products, facilities and employees representing the plasma portion of the division. Key products include Polyglobin®, Gamimune® N, Gamunex® and Prolastin®. The remaining portion, consisting of our Kogenate® business, is not affected by this agreement and, effective January 1, 2006, forms part of our Pharmaceuticals division. To account for the final agreements signed at the end of March 2005, we adjusted the previous year’s presentation to show the continued non-U.S. marketing and distribution activities as part of the continuing operations. In our financial statements for 2005 only the U.S. plasma business is reflected in discontinued operations. Revenues from our marketing and distribution activities for plasma products outside the United States are reflected in sales from continuing operations of our Pharmaceuticals, Biological Products segment. The comparative periods 2004 and 2003 have been adjusted to reflect the inclusion of non-U.S. distribution in continuing operations. For further information refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Discontinued Operations.
      The following table shows the segment’s performance for the last three years.

	2003	2004	2005

	(Euros in millions)
External net sales	4,371	3,961	4,067
Percentage of total sales	19.5	17.0	14.9
Intersegment sales	42	38	58
Operating result	(16)	399	475
thereof special items(a)	(515)	(53)	(140)

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.

      The segment’s sales by region for the past three years are as follows.

	2003	2004	2005

	(Euros in millions)
Europe	1,412	1,577	1,600
North America	1,817	1,172	1,129
Asia/Pacific	804	851	900
Latin America/ Africa/Middle East	338	361	438

Total	4,371	3,961	4,067

      Our Pharmaceuticals business unit generated €3,108 million in 2005, €3,166 million in 2004 and €3,635 million in sales in 2003, whereas our Biological Products business unit (not including our former U.S. plasma operations) generated €959 million 2005, €795 million in 2004 and €736 million in 2003. The following table shows our sales during the past three years from the products that account for the largest portion of segment sales.

	2003		2004		2005

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Kogenate®	497	11.4	563	14.2	663	16.3
Adalat®	676	15.5	670	16.9	659	16.2
Ciprobay®/Cipro®	1,411	32.3	837	21.2	525	12.9
Avalox®/Avelox®	299	6.8	318	8.0	364	9.0
Glucobay®	273	6.2	278	7.0	295	7.2
Levitra®	144	3.3	193	4.9	260	6.4
Trasylol®	157	3.6	171	4.3	230	5.7
Aspirin®(a)	111	2.5	147	3.7	177	4.3
Other	803	18.4	784	19.8	894	22.0

Total	4,371		3,961		4,067

(a)	CardioAspirin is also distributed by our Consumer Care division. These figures do not include sales by the Consumer Care division.
Segment Strategy
      Our goal is to transform the segment into a specialty business, i.e., a business that markets to specialists rather than general practitioners, with a focus on diseases that have a great need for improvement in diagnosis and treatment, especially in the fields of hematology, cardiology and oncology with our products Kogenate®, Trasylol® and Nexavar®. These therapeutic areas are also the main focus of our research and development activities where we have several promising products in development, such as our Factor Xa inhibitor BAY 59-7939. See Item 5, Operating and Financial Review and Prospects — Research and Development.
      A major step in our transformation into a specialty business was the launch of Nexavar® for the treatment of advanced kidney cancer in the United States at the end of 2005. This treatment has also been submitted to regulatory authorities in Europe and other regions and is in late development phases for other cancers with unmet medical needs.
      Another major step in our transformation into a specialty business, which illustrates the adaptation of our marketing strategy to fit our regional and product market strengths, is the marketing alliance with Schering-Plough in the U.S. primary care market. In this alliance formed in 2004, Schering-Plough markets and sells several of our primary care products in the United States, allowing our U.S. organization to focus on specialty products. Outside the United States, we intend to expand our specialty business to all major geographic regions, where we continue to have a strong presence in the primary care market with the growing products Avelox® and Levitra®, as well as with established products like Adalat®, Glucobay® and Cipro®.
      Life cycle management, licensing activities and alliances continue to be major elements of our strategy. We use these business development activities in addition to R&D to strengthen our portfolio. See Item 5, Operating and Financial Review and Prospects — Research and Development. Examples of licensing activities are the collaboration with Nuvelo on the development and commercialization of alfimeprase, a novel thrombolytic drug (blood clot dissolver) currently in Phase III development, and the acquisition of marketing rights from GlaxoSmithKline for the antihypertensive product Pritor® in certain European countries. These agreements are aimed at strengthening our cardiovascular specialty and primary care franchises, respectively.
Major Products
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
      Acarbose, marketed under the trademark Glucobay®, Glucor® in most countries, Precose® (in the United States) and Prandase® (mainly in Canada) is an oral antidiabetic product that delays carbohydrate digestion. Glucobay® improves metabolic control in diabetics alone or in combination with other antidiabetic drugs.
      Vardenafil, our erectile dysfunction medication marketed under the trade name Levitra®, is marketed in the United States in co-operation with GlaxoSmithKline and Schering-Plough. We also jointly perform life cycle management with these companies.
      CardioAspirin (e.g., Aspirin® Protect in Germany and Aspirin Regimen Bayer in the United States) refers to Bayer’s collective group of products (distributed by both our Consumer Care and Pharmaceuticals divisions depending on whether local regulations require a prescription for these products) that are professionally indicated for the prevention of an MI (myocardial infarction or heart attack) in either those individuals who have already had an initial MI (secondary prevention) or in individuals deemed at risk for a first MI by their physician (primary prevention).
      Kogenate® FS (Kogenate® Bayer in the EU) is a genetically-engineered recombinant version of the protein FVIII. Patients with Hemophilia A cannot produce sufficient FVIII, and their blood therefore cannot clot properly. Physicians use both plasma-derived and recombinant FVIII to treat Hemophilia A. Because recombinant products like Kogenate® do not derive from human donors, the risk that their users will inadvertently contract infections, such as HIV, hepatitis or those caused by other viruses occasionally present in plasma-derived products, is greatly reduced.
      We supply recombinant FVIII to ZLB Behring, which markets it under the brand name Helixate® FS.
      For further information regarding the discontinued plasma business, please refer to the introduction to — Business.

      Trasylol® Aprotinin, marketed under the trademark Trasylol®, is a natural proteinase inhibitor obtained from bovine lung tissue. Used prophylactically, it reduces blood loss during coronary bypass surgery, reducing the patient’s need for blood transfusions.
      In January 2006, two studies published in the medical literature reported an association of Trasylol® (aprotinin) with an increased risk of serious renal dysfunction and cardiovascular/ cerebrovascular events (heart failure and stroke) in patients undergoing open-heart surgery.
      The first, a study by Mangano et al. (New England Journal of Medicine, January 2006), studied patients undergoing coronary artery bypass graft (CABG) surgery who received either aprotinin or one of two other drugs intended to decrease perioperative bleeding. The study reported an association of aprotinin with an increased risk of cardiovascular events (myocardial infarction or heart failure), cerebrovascular events such as stroke, encephalopathy or coma, and renal dysfunction or failure in these patients. The increases in renal failure, myocardial infarction, congestive heart failure and stroke or encephalopathy reported by the authors are not consistent with Bayer’s data from randomized, placebo-controlled clinical trials of Trasylol®.
      The second, a study by Karkouti et al. (Transfusion, On-Line Edition) reported an association of aprotinin with renal dysfunction and renal failure. Renal dysfunction and renal failure have previously been reported with Trasylol®. The data on renal function in patients receiving Trasylol® in Bayer’s clinical trials are reflected in the approved labeling for Trasylol®. The findings by Karkouti et al., specifically that there was a statistically significant increased rate of serum creatinine elevations in the aprotinin group, is at variance with Bayer’s own experience in randomized, placebo-controlled clinical trials of Trasylol®. Karkouti et al. did not find an increased rate of cardiovascular or cerebrovascular events in Trasylol®-treated patients and reported comparable mortality rates between the control treatment group and the Trasylol® group.
      Relevant regulatory authorities are currently reviewing these reports. Based upon the results of these reviews, the authorities will determine what actions may be warranted. Negative findings or the negative publicity associated with the studies or the regulatory review could lead to a material reduction in the volume of Trasylol® sales, and this could have a material adverse affect on revenues or results of operations, at least at the segmental level. Bayer has been working and will continue to work closely with regulatory authorities worldwide to address questions of product safety.
Markets and Distribution
      The Pharmaceuticals division’s principal markets are North America, Western Europe and Asia (especially Japan).
      We do not experience any significant seasonality in our markets for the division’s products.
      We generally distribute our products through wholesalers, pharmacies and hospitals as well as, to a certain extent, directly to patients. Where appropriate, we actively seek to supplement the efforts of our sales force through co-promotion and co-marketing arrangements. In November 2001, we entered into a co-promotion agreement with GlaxoSmithKline for Levitra® (Vardenafil), our erectile dysfunction medication. In January 2005, we terminated the Levitra® co-promotion agreement with GlaxoSmithKline in most of the world outside of the United States. This enables us to exercise the marketing rights ourselves. In September 2004, we entered into a strategic alliance with Schering-Plough. In this alliance, Schering-Plough markets and distributes selected primary care pharmaceutical products in the United States, including Cipro®, Avelox® and Levitra®. Furthermore, we are co-promoting selected Schering-Plough oncology products for a certain period of time in the United States and selected major European markets, e.g., in Germany, France and Italy. Both parties intend to cooperate in marketing Schering-Plough’s Zetia® in Japan after its approval by the Japanese regulatory authorities.
      In October 2005, we entered into a strategic alliance with Ortho-McNeil Pharmaceutical Inc., a Johnson & Johnson subsidiary. In this alliance, Ortho-McNeil will contribute to the development of BAY 59-7939 and will later market and distribute BAY 59-7939 in the United States. BAY 59-7939 is an oral direct Factor Xa inhibitor, being developed to meet currently unmet clinical needs in the anticoagulation market for the prevention and treatment of thrombotic events. In addition, Bayer will co-promote Johnson & Johnson’s Elmiron® in the United States.

      We produce the active ingredients for our ethical pharmaceutical products almost entirely in Wuppertal, Germany. Recombinant FVIII products are made at our facility in Berkeley, California, under an exclusive license from Genentech. Bayer facilities in countries around the world compound our raw materials and package the finished product for shipment. Our main pharmaceutical production facilities are in Leverkusen, Germany; Berkeley, California; Garbagnate, Italy; Rosia, Italy and Shiga, Japan.
      We obtain raw materials for our active ingredients in ethical pharmaceuticals in part from our former LANXESS subgroup and the rest from third parties mainly in Europe and Asia. For our Kogenate® product, we obtain raw materials and packaging materials from diverse third-party suppliers in various countries around the world. As a rule, we approve our suppliers for each required material. For the production of Kogenate® we use human albumin sourced from Talecris for the nutrition of the cell lines.
      We maintain strategic reserves of many of our key products to avoid shortages upon any breaks in the supply chain. Where a required material is available from only one supplier, our policy is to amass a strategic reserve, while mounting an intensive search for potential alternative suppliers. We obtain additional ingredients and packaging materials from diverse suppliers in various countries around the world. For building blocks and intermediates, used to manufacture active ingredients in ethical pharmaceuticals, we either approve several suppliers or enter into global contracts. This also helps us to reduce the effects of price volatility.
      We encounter competition in all of our geographical markets from large national and international competitors, such as:

•	antibacterial products: Pfizer, GlaxoSmithKline and Abbott Laboratories;

•	hypertension and coronary heart disease therapy: Pfizer, Novartis, AstraZeneca and Merck & Co.;

•	oral antidiabetics: Takeda, GlaxoSmithKline, Aventis and Bristol-Myers Squibb;

•	blood coagulation: Baxter, Wyeth and ZLB Behring; and

•	erectile dysfunction: Pfizer and Eli Lilly.
Research and Development
      Bayer HealthCare allocates the largest part of its research and development budget to the Pharmaceuticals division. Within this division, the Pharmaceuticals Research & Development department was divided into the Global Drug Discovery and the Global Development & Compliance units effective January 1, 2006. The restructuring measure is intended to direct research and development more intensively toward obtaining early evidence of efficacy in humans (also called “proof of concept”). The Research Center in West Haven, Connecticut focuses on oncology and activities in the Wuppertal Pharmaceuticals Center are concentrated on cardiovascular research. The division’s main research and development facilities for Kogenate® are located in Berkeley, California.
      Bayer HealthCare is carving out the anti-infectives research unit of its Pharmaceuticals division into a new company in which Santo Holding (Deutschland) AG of Stuttgart, Germany, will own a majority share. Bayer HealthCare will retain a minority share of 12 percent. The carve-out is expected to close in March 2006.

Life Cycle Management
      We apply life cycle management measures to our marketed products to expand the scope of possible treatment opportunities by identifying new indications and improved formulations. Adalat® is a prime example of successful life cycle management: nineteen years after the patent protection for the active ingredient nifedipine, its key component, expired, the drug generated €659 million in sales in 2005. Similarly, we are implementing life cycle management measures, such as improved formulations and dosage forms or identifying new indications, for other major products.

Phase II/III Trials
      BAY 59-7939 is an oral direct Factor Xa inhibitor, being developed to meet currently unmet clinical needs in the anticoagulation market for prevention and treatment of thrombotic events. Phase III trials were initiated in December 2005 for the prevention of venous thromboembolism (VTE) after major orthopedic surgery. In chronic indications (VTE treatment, stroke prevention in patients with arterial fibrillation) Phase II trials are ongoing. In October 2005, Bayer HealthCare (BHC) and the Johnson & Johnson subsidiary Ortho-McNeil entered into an alliance under which Ortho-McNeil contributes to the development of BAY 59-7939.
      At the end of 2005, the FDA granted U.S. approval for the anti-cancer drug Nexavar® (sorafenib), co-developed by Bayer HealthCare and Onyx Pharmaceuticals, Inc., for the treatment of patients with advanced renal cell carcinoma. Nexavar® is a novel multi-kinase inhibitor that targets serine/ threonine and receptor tyrosine kinases in both the tumor cell and the tumor vasculature. It has been shown to double progression free survival in patients with advanced renal cell carcinoma. BHC has also filed for regulatory approval with the European Medicines Evaluation Agency (EMEA) for the treatment of advanced renal cell carcinoma. In the first half of 2005, Phase III trials for the treatment of hepatocellular carcinoma and malignant melanoma were initiated. The launch of an additional Phase III program for the treatment of non-small cell lung cancer (NSCLC) was announced in December 2005. Other tumor types are under investigation in earlier stages of clinical development.
      Drug candidates in Phase II/III of clinical development are listed in the following table with their respective indications:

Project	Indication	Status

Factor Xa inhibitor	VTE prevention,	In Phase III
	VTE treatment,	In Phase II
Stroke prevention in patients with atrial fibrillation
Nexavar®	Advanced renal cell carcinoma,	FDA approval
	Hepatocellular carcinoma,	In Phase III
Malignant melanoma, NSCLC,
	First line renal cell carcinoma	In Phase II
Trasylol® (aprotinin injection)	Hematology	In Phase III
(Hip-surgery, Spinal-surgery)
Alfimeprase	Acute peripheral arterial	In Phase III
occlusion (PAO)/catheter occlusion (CO)
      The listed compounds represent a snapshot of the Bayer pipeline. The nature of drug discovery and development is such that not all compounds can be expected to meet the pre-defined project target profile, so it is possible that the above listed projects under clinical development may have to be discontinued due to scientific and/or commercial reasons and will not result in marketed products. It is also possible that the requisite FDA, EMEA or other regulatory approval will not be granted for our compounds described above.

Kogenate®
      Key research and product development projects involving our Kogenate® product are Kogenate® — Next Generation and Kogenate® Bio-Set®, as well as gene therapy for hemophilia B.

Kogenate® — Next Generation
      We have also identified five constructs for potential development of products under the umbrella Kogenate® — Next Generation. Evaluation of proteins as well as technology is ongoing. Optimization of candidates is expected to be completed by the end of 2006.

      In June 2003, Bayer signed an exclusivity agreement with Opperbas Holding B.V. for use of their proprietary Liposome formulation for Kogenate® FS. Following signing of a license agreement with Zilip-Pharma, a subsidiary of Opperbas Holding B.V., in the fourth quarter of 2004, Bayer has begun Phase I clinical studies in the United States for BAY 79-4980 (Kogenate®-FS reconstituted with pegylated liposome diluent) under an Investigational New Drug application process (IND) filed by Bayer in April 2005 and accepted by the FDA.

Kogenate® FS Bio-Set® Delivery System
      Kogenate® with Bio-Set® is a recombinant Factor VIII with a self-contained system that includes a needleless reconstitution device that avoids the risk of accidental needlestick injuries during reconstitution. In May 2005, a Phase I global trial was initiated in several European countries. Canada introduced Bio-Set® in September 2005 and trials in other European markets were launched in the fourth quarter of 2005. The United States launched Bio-Set® in January 2006. Japan is planning the introduction of Bio-Set® for the first quarter of 2006.

Gene Therapy
      Finally, on May 18, 2005, Bayer entered into an early stage research and collaboration agreement to develop gene therapy for the treatment of Hemophilia with Askleplos Biopharmaceutical Inc.

Bayer HealthCare posts information on clinical trials on the internet
      Bayer HealthCare posts information on the clinical trials being conducted by its Consumer Care and Pharmaceuticals divisions on the internet. The database is intended to increase the transparency of the clinical trials for physicians, scientists and other interested parties. This measure is consistent with the recommendations in the position paper issued by pharmaceutical associations in Europe, Japan and the United States, and the International Federation of Pharmaceutical Manufacturers and Associations.
Collaborations

Research Collaborations
      To supplement our internal research and development efforts, we collaborate with several companies in different stages of the typical pharmaceutical research cycle. Our more significant collaborations are described in the table below.

Research Cycle	Discipline/ Technique	Research Company

Understanding the disease mechanism and identifying new targets	Functional genomics (functional analysis of genetic data)	Affymetrix, CuraGen
Screening the candidate substances	High-throughput screening (rapid, automated testing of compounds for potential effectiveness against a given target)	Axxam
Increasing the pool of potential drug candidates by small-chemical molecules and macromolecules (proteins, peptides)	Pharmacophore informatics Pool of Bayer biomolecules (for example, monoclonal antibodies and conjugates)	MetaKey Software Morphosys; Seattle Genetics
      Our collaboration with LION Bioscience was terminated in 2004.

CuraGen
      In 2001, CuraGen agreed to provide drug targets during an initial five-year period. The goal is to identify drug candidates for obesity and diabetes treatment for clinical development over a 15-year period. Our agreement provided that, during this period, we will share the expenses of pre-clinical and clinical development. Effective October 31, 2005, Bayer and CuraGen revised the agreement in that with respect to BAY 76-7171, CuraGen will no longer contribute to the ongoing development costs and revert to a tiered royalty structure on any BAY 76-7171 product sales.

Product Development Collaborations
      The major collaborations in the area of product development are described below:

Onyx
      Bayer and Onyx are co-developing Nexavar®, a novel Raf Kinase and VEGFR inhibitor that is intended to prevent tumor growth by combining two anti-cancer activities: inhibition of tumor cell proliferation and tumor angiogenesis. This collaboration results in Onyx funding 50 percent of the development costs for this compound except for Japan. In return, Onyx has a 50 percent profit share in the United States, where the companies may co-promote the product. In all markets outside Japan, Bayer has the right to market the product exclusively and will share profits equally with Onyx. In Japan, Bayer will develop and market the product exclusively and Onyx will receive a royalty.

Schering-Plough
      In September 2004, Bayer entered into a strategic alliance with Schering-Plough. The alliance also includes cooperation in life cycle management mainly for Avelox® and Levitra®. See — Markets and Distribution.

GlaxoSmithKline
      Vardenafil, the active ingredient of Levitra®, researched by Bayer, is being marketed in cooperation with GlaxoSmithKline and Schering-Plough in the United States. The cooperation also includes life cycle management. In January 2005, we terminated our Levitra® co-promotion agreement with GlaxoSmithKline in most of the world outside of the United States in order to exercise the marketing rights ourselves.

Johnson & Johnson
      Bayer HealthCare and Ortho-McNeil, a subsidiary of Johnson & Johnson, have concluded an agreement in October 2005 to develop and market BAY 59-7939 (Factor Xa inhibitor) for the prevention and treatment of thrombosis.

In-licensing activities
      We supplement our portfolio of products emerging from our own research and development with in-licensed products, both on a global and a national level. Recent examples are the purchase of the European business for Boehringer Ingelheim’s blood pressure treatment telmisartan (Pritor® and PritorPlus®) from GlaxoSmithKline in January 2006. Also in January 2006, we entered into an agreement with Nuvelo, Inc. for the global development and commercialization of alfimeprase, a novel clot dissolver, which is currently in Phase III development and received “Fast track” status by the FDA in January 2006. Bayer will have the right to market the drug, once approved by the competent authorities, in all countries except the United States.
CONSUMER CARE
Overview
      As further explained in the introduction to — Business, we have changed our segment reporting with effect from January 1, 2005. The former Consumer Care, Diagnostics segment was divided into the Consumer Care segment (identical to the Consumer Care division, consisting of the hitherto existing Consumer Care business and the acquired Roche Consumer Health business) and the Diabetes Care, Diagnostics segment (consisting of our Diabetes Care and Diagnostics divisions). Our Consumer Care segment develops and markets “over-the-counter”

(OTC) medications (analgesics, cough and cold, dermatological and gastrointestinal remedies), as well as vitamin and nutritional supplements.
      The following table shows the segment’s performance in the last three years. Segment data for 2003 and 2004 have been restated to reflect the presentation of Diagnostics and Diabetes Care as part of a new segment.

	2003	2004	2005

	(Euros in millions)
External net sales	1,403	1,336	2,355
Percentage of total sales	6.3	5.7	8.6
Intersegment sales	7	16	14
Operating result	486	183	174
thereof special items(a)	288	(30)	(118)

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.
      The segment’s sales by region for the past three years are as follows. Segment data for 2003 and 2004 have been restated to reflect the presentation of Diagnostics and Diabetes Care as part of a new segment.

	2003	2004	2005

	(Euros in millions)
Europe	387	401	1,019
North America	668	616	665
Asia/Pacific	56	40	132
Latin America/ Africa/Middle East	292	279	539

Total	1,403	1,336	2,355

      The following table shows our sales during the past three years from the products that account for the largest portion of segment sales.

	2003		2004		2005

		Percentage		Percentage		Percentage
		of Segment		of Segment		of Segment
Product	Sales	Sales	Sales	Sales	Sales	Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Aspirin®(a)	463	33.0	454	34.0	453	19.2
Aleve®/Naproxen(b)	88	6.3	90	6.7	178	7.6
Canesten®	135	9.6	140	10.5	145	6.2
Supradyn®(c)	—	—	—	—	125	5.3
One-A-Day®	130	9.3	127	9.5	118	5.0
Other	587	41.8	525	39.3	1,336	56.7

Total	1,403		1,336		2,355

(a)	CardioAspirin is also distributed by our Pharmaceuticals division. These figures do not include sales by the Pharmaceuticals division.

(b)	As the product Aleve® was part of the former U.S. joint venture with Roche, sales figures for 2003 and 2004 only represent the Bayer portion of the joint venture’s sales. 2005 sales figures represent total sales of the product after the acquisition of the remaining 50 percent of the U.S. joint venture. Naproxen is the active ingredient included in products marketed in the United States under the brand Aleve® and in other countries using different local brands, the latter having been acquired as part of Roche’s Consumer Health business in 2005.

(c)	Acquired as part of Roche’s Consumer Health business in 2005.

Segment Strategy
      The objective of our Consumer Care division is to further consolidate our strong global position in the Consumer Health market.
      Building on our successful acquisition and integration of the Roche Consumer Health business, the key element of our strategy is to exploit organic growth potential within our significant Consumer Health categories by leveraging the strength of our well-known brands (including Aspirin®, Supradyn®, One-A-Day®, Canesten® and Bepanthen®), as well as through cross-fertilization of the Bayer/ Roche portfolios, portfolio prioritization and a focus on marketing.
      We also intend to drive growth in high growth regions of the world (such as Eastern Europe and Asia-Pacific) and develop business in new and emerging growth areas. We will also pursue external growth opportunities through acquisitions and licensing with appropriate strategic fit.
Major Products

Analgesics
      The analgesics market comprises pain relief products both in oral form (for example, pills and tablets) and for topical use (for example, ointments and salves). We concentrate primarily on the oral products segment. Our Consumer Health products face competition from prescription drugs, for example cyclooxygenase (COX-II) inhibitor pain relievers and prescription non-steroidal anti-inflammatory drugs (NSAIDs).
      Aspirin® (Bayer® brand aspirin in the United States) is a non-steroidal anti-inflammatory drug (NSAID). It is used for pain relief and, in countries where so indicated, for the prevention of heart attacks. Aleve® (also known as Flanax® and Apronax® in some Latin American countries) is a nonprescription strength version of the analgesic naproxen sodium. Aleve® is a long-lasting pain reliever and can be used for fever reduction. Our Midol® product family competes in the menstrual pain relief category.

CardioAspirin (see — Pharmaceuticals, Biological Products — Major Products)
      CardioAspirin (e.g., Aspirin® Protect in Germany and Aspirin Regimen Bayer in the United States) refers to Bayer’s collective group of products (distributed by both our Consumer Care and Pharmaceuticals divisions depending on whether local regulations require a prescription for these products) that are professionally indicated for the prevention of an MI (myocardial infarction, or heart attack) in either those individuals who have already had an initial MI (secondary prevention) or in individuals deemed at risk for a first MI by their physician (primary prevention).

Cough/Cold
      Within the total cough and cold market, we concentrate on the cold/flu remedy segment. This Consumer Health category faces competition from “non-medicinal” remedies (for example, nutritional or herbal products), as well as from preventive medicines available by prescription or under development.
      Alka-Seltzer Plus®, marketed in the United States, is a product to relieve symptoms accompanying the common cold. Tabcin®, primarily marketed in Latin America, is a product line similar to Alka-Seltzer Plus®. Aleve® Cold & Sinus is a long-lasting combination of analgesic naproxen sodium and nasal decongestant.

Dermatologicals
      The dermatological category includes a broad range of skin treatments. Within this market, we focus on the antifungal, wound healing and skin protection categories. Competition in topical dermatologicals ranges from prescription antifungal products to cosmetic emollients and locally marketed generic products and low priced brands.

      Canesten® is a treatment for vaginal yeast infections, athlete’s foot and other dermatological fungal problems. Rid® is a topical head lice treatment marketed only in the United States. Bepanthen® is a topical wound healing brand with a sister brand — Bepanthol® — which is a skin protectant and emollient. These were both acquired in the Roche Consumer Health acquisition.

Gastrointestinals
      The gastrointestinal (GI) category includes antacids, anti-gas products, digestives, laxatives and anti-diarrheals.
      Alka-Seltzer® is used for speedy relief of acid indigestion, sour stomach or heartburn with headache, or body aches and pains. Phillips’ Milk of Magnesia® is a saline laxative used as an overnight remedy for constipation and acid indigestion, heartburn or sour stomach that may accompany it. Rennie® relieves symptoms of indigestion and is typically marketed directly to the consumer. Talcid® is used for the relief of symptoms from heartburn and acid indigestion.

Nutritionals
      The nutritionals category is very broad, encompassing vitamins, minerals, multi-vitamins/ minerals, herbals, sports nutrition and specialty supplements in many different forms. Applicable regulations vary greatly, both from country to country and across nutritional segments (for example, herbals vs. vitamins). As a general rule, however, regulation of nutritionals tends to be less stringent than that of other Consumer Health products. Bayer’s primary interests in the nutritionals field are in the vitamin and mineral (especially multi-vitamins/ minerals) areas.
      One-A-Day® multivitamins offer a variety of special formulations, such as Men’s, Women’s, 50 Plus, Maximum, Essential and WeightSmarttm formulas. Flintstones® are multivitamin dietary supplements containing (depending on type) 10-19 essential nutrients for children ages 2-12.
      Major vitamin/ mineral brands acquired in the Roche Consumer Health acquisition include Supradyn® (a multi vitamin/ mineral brand), Redoxon® (a vitamin C brand), and Berocca® (a higher potency supplement).
      In 2005, we launched various line extensions to our existing brands.
Markets and Distribution
      Our Consumer Care division focuses on the Consumer Health market for medicinal products that consumers may generally purchase without a prescription.
      The division experiences moderate seasonality, primarily due to the cough/cold market.
      The typical sales and marketing channels of the division outside Europe are supermarket chains, drugstores and other mass marketers. In Europe, however, pharmacies are the usual distribution channel.
      Consumer Care procures some high-volume raw materials internally from within Bayer HealthCare. Our major externally procured high-volume raw materials are ascorbic acid, citric acid, paracetamol sodium citrate and tartaric acid. These are readily available and are usually not subject to significant price fluctuations. Changes in oil and energy prices can affect a few key items, such as phenol, a basic material for our major ingredient acetylsalicylic acid, and aluminum foil. We diversify our raw materials sources internationally to help balance business risk and generally seek long-term contracts with contract manufacturers. At the moment our major contract manufacturer is F. Hoffmann La Roche, Basle, with whom we have signed a global framework supply agreement as well as a global framework toll manufacturing agreement.
      We regard the following companies as our main competitors:

•	analgesics: Johnson & Johnson, Bristol-Myers Squibb and Wyeth;

•	cough and cold products: Pfizer, Schering Plough and Novartis;

•	dermatological products: Johnson & Johnson, Pfizer and Novartis;

•	gastrointestinal products: Procter & Gamble, Johnson & Johnson and GlaxoSmithKline; and

•	vitamins: Wyeth and Merck KGaA.
Research and Development
      Consumer Care focuses its development activities on identifying, developing and launching products and initiatives that can contribute to achieving business growth through:

•	efficient development of new products and indications to support current brands; and

•	product development, clinical and regulatory strategies, which provide opportunity to capitalize on new technologies, expanded label indications and reclassifications of products from those for which a prescription is required to those dispensed over-the-counter.
      The division’s primary research and development facilities are located in Morristown, New Jersey and Gaillard, France.
DIAGNOSTICS, DIABETES CARE
Overview
      As further explained in the introduction to — Business, we have adjusted our segment reporting with effect from January 1, 2005. We have restated the segmented financial data for 2003 and 2004 to reflect the new structure. The former Consumer Care, Diagnostics segment was divided into the Consumer Care segment and the Diagnostics, Diabetes Care segment (the latter consisting of our Diagnostics and Diabetes Care divisions).
      The following table shows the Diagnostics, Diabetes Care segment’s performance in the last three years.

	2003	2004	2005

	(Euros in millions)
External net sales	1,933	1,975	2,151
Percentage of total sales	8.6	8.5	7.9
Intersegment sales	0	1	1
Operating result	115	217	274
thereof special items(a)	(20)	0	34

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.
      The segment’s sales by region for the past three years are as follows:

	2003	2004	2005

	(Euros in millions)
Europe	735	785	848
North America	836	824	893
Asia/Pacific	246	249	277
Latin America/ Africa/Middle East	116	117	133

Total	1,933	1,975	2,151

      The following table shows our sales during the past three years by division:

Division	2003	2004	2005

	(Euros in millions)
Diagnostics	1,308	1,322	1,433
Diabetes Care	625	653	718

Total	1,933	1,975	2,151

      The following table shows our sales during the past three years from the products that account for the largest portion of segment sales.

	2003		2004		2005

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Ascensia®	578	29.9	627	31.7	701	32.6
Advia Centaur®	387	20.0	441	22.3	512	23.8
Rapidlab®/Rapidpoint®	154	8.0	153	7.7	163	7.6
Clinitek® Urinalysis	156	8.1	147	7.4	152	7.1
Advia Hematology®	117	6.0	130	6.6	141	6.6
Other	541	28.0	477	24.3	482	22.3

Total	1,933		1,975		2,151

Segment Strategy

Diagnostics
      The objective of the Diagnostics division is to be a global leader in the markets in which we compete and to pursue above-market profitability growth by being the preferred supplier for clinical laboratories.
      Our strategy to achieve this objective is to focus our resources and investments in our high-growth business areas of Immunoassay, Clinical Chemistry, Molecular Testing as well as Lab Automation.
      We aim at

•	focusing on growth in market segments that offer the greatest opportunity;

•	expanding to reach new groups of customers with our existing products while investing in fast growing markets such as Asia Pacific; and

•	building customer loyalty by delivering cost efficient systems solutions across all groups of customers we serve.

Diabetes Care
      The Diabetes Care division’s objective is to realign its core business of blood glucose monitoring (patient testing) to create a sustainable competitive advantage in the Diabetes Monitoring and Management market while allowing Diabetes Care to profitably grow market share.
      To achieve our overall goal in the Diabetes Care division, we are expanding our product offering by developing second and third generations of meters and strips that are more intuitive and easier to use, resulting in glucose testing with minimal pain for diabetic patients. We intend to target our marketing efforts in order to direct customers to improved versions of our meters and to increase our competitiveness through continuous improvement of our products, reductions in our costs and operational efficiencies. We also plan to realign our research and development activities and investments. To support our objectives, we intend to continue to develop our strategic partnerships in desired areas of expertise to complement our in-house strengths.

Diagnostics

Overview
      The Diagnostics division is headquartered in Tarrytown, New York. We support customers with an extensive product portfolio of instruments and assays for the Central Clinical Laboratory, Near Patient Testing, Molecular Testing and Home Healthcare. All our products are used to serve patients in the health and the home health care sector.

Major Products

Central Laboratory Testing
      The Advia® family of products is the centerpiece of our Central Laboratory Testing portfolio, which provides a wide range of solutions for the laboratory. Advia® products include medium- and high-throughput systems for immuno-diagnostics (the measurement of such substances as proteins, steroids, drugs and antibodies in patients’ blood), clinical chemistry, hematology and other diagnostic disciplines. The main analytical systems include Advia Centaur®, Advia Centaur® CP and Advia® 1650. Through our LabCell®, WorkCelltm and CentraLink® products, we provide a broad range of automation and laboratory integration solutions. We are enhancing the attractiveness of our clinical laboratory testing portfolio by introducing new instrument systems and expanding the menu of assays available to the customer.

Near Patient Testing
      We provide a variety of solutions for the Near Patient Testing environment, both in the hospital and in physicians’ office laboratories. For the critical care environment, we offer the Rapidtm family of instruments and reagents with its newest addition, the Rapidlab® 1200 analyzer, a high throughput, low-maintenance instrument for the measurement of blood gases and electrolytes. In the field of urinalysis, we offer the Multistix® family of urine reagent strips for visual reading of up to 10 parameters and the Clinitek® line of instruments. We also offer the DCA 2000®+ system that provides diagnostic tests for diabetes and kidney disease management.

Molecular Testing
      Molecular testing offers a significant virology infectious disease portfolio including quantitative analysis, genotyping and resistance testing. For highly specific testing of infectious diseases, we offer a family of DNA probes under the Versant® brand for the testing of HIV, Hepatitis B and Hepatitis C. Molecular techniques detect nucleic acids such as DNA and RNA to allow for effective treatment of infectious and other diseases.

Home Healthcare
      Together with Matsushita Electric Industrial Co. Ltd. we established the subsidiary Viterion TeleHealthcare LLC, which markets products and services for the telemedicine sector. Main products are the Viteriontm 100 TeleHealth Monitor, a compact home health care monitor and the Viteriontm 500 TeleHealth Monitor, a comprehensive home health care monitor.

      Products launched in 2005 include the following:

Product/ Brand Name	Principal application	Status(a)

Advia Centaur® menu expansion	Eight new infectious disease assays launched (HCV, HAV IgM & Total, HBc IgM, anti-HBs & HBc Total, HBsAg and HBsAg Confirmatory). Two additional claims for BNP.	Launched throughout 2005
Advia® 1650 and Advia® 2400 menu expansion	Nine new drugs-of-abuse assays (cannabinoid (thC), opiate (300 & 2000), benzodiazepine, methadone, phencyclidine, propoxyphene, cocaine, amphetamine and barbiturate).	Launched throughout 2005
Rapidlab® 1200	High throughput, bench-top analyzer	Launched in July 2005
Advia Centaur® CP	Medium throughput, bench-top immunoassay analyzer	Launched in November 2005

(a)	The term “throughout” refers to the fact that there are various versions of the products that were launched at different times throughout the year; “launched in” refers to a single product.

Markets and Distribution
      Our Diagnostics division markets its products both directly and through a network of distributors. Our principal markets are North America, Western Europe and Japan.
      Diagnostics division sales are typically lower in the first quarter, but show a slightly stronger performance in the fourth quarter.
      We market our Central Laboratory and Molecular Testing products, as well as most of our Near Patient Testing products, directly to customers, who are primarily reference or private laboratories and hospitals. In the Near Patient Testing segment, we market urine chemistry primarily through distributors. We market our Home Healthcare products directly to home health care agencies, disease management companies and the various governmental agencies.
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
      Our primary competitors are:

•	Central Laboratory Testing: Roche, Abbott, Beckman Coulter, Dade Behring and Ortho Clinical Diagnostics;

•	Molecular Testing: Roche, Abbott and Gen-Probe;

•	Near Patient Testing: Roche, Radiometer, Abbott, Ortho Clinical Diagnostics and Biosite;

•	Home Healthcare: Alere Medical, AMD Telemedicine, American TeleCare, Cardiocom, Cybernet Medical, Health Hero Honeywell HomMed, iMetrikus, Philips Medical Systems.

Research and Development
      Our Diagnostics division focuses its research and development activities primarily on strengthening its core product lines and on developing products in the fast growing molecular markets:

•	in Central Laboratory Testing, through development of the Advia® family of systems and in the expansion of assays in growth areas;

•	in Molecular Testing, through menu expansion of assays for infectious disease and automation;

•	in Near Patient Testing, through enhancements of our DCA 2000®+ analyzer and through expansion of the immunoassay menu on the Clinitek Status® analyzer.
      The division’s primary research and development facilities are located in the United States: Tarrytown, New York; Edgewater, Cambridge and Walpole, Massachusetts and Berkeley, California.
      We currently have a number of products in late stages of development. Depending on completion of clinical trials and subsequent grant of any necessary FDA approvals, the products we expect to launch during the periods indicated below include:

Product/ Brand Name	Principal Application	Status(a)

Advia Centaur® and Advia Centaur® CP menu expansion	Menu expansion for infectious disease, autoimmune, transplant drug monitoring, allergy and cardiovascular disease.	Launches planned throughout 2006
Advia® 1800	Fully automated chemistry analyzer with 1800 test throughput per hour	Launch planned in 2006
Versant® 440	Complete viral-load molecular system	Launch planned in 2006
Advia Centaur® XP	Next generation high throughput immunoassay system	Launch planned in 2006

(a)	The term “launch(es) planned throughout” refers to the fact that there are multiple products that we expect to launch at different times throughout the year; “launch planned in” refers to a single product.
      In September 2005, we signed a semi-exclusive license agreement with CIS Biotech, Inc., which will allow us to collaborate and commercialize automated serum assays for stroke testing.
      In November 2005, we signed four agreements with Inverness Medical Innovations to broaden our assay menu offerings worldwide in the diagnostics arena. Two assays aid in improving early diagnosis of congestive heart failure, one assay assists in the early evaluation of acute coronary syndrome and the fourth agreement grants Bayer rights to hybridoma cell line capable of producing monoclonal antibodies against the envelope protein of the Hepatitis B virus.
      Both the agreement with peS Gesellschaft fuer medizinische Diagnosesysteme mbH & Siemens Medical Solutions and the agreement with Amersham Biosciences Corp. were discontinued.
Diabetes Care

Overview
      The Diabetes Care division is headquartered in Elkhart, Indiana and is a midsize Diabetes Care competitor. In November 2005, the division announced to move the headquarters to Tarrytown, New York during the year 2006. We support customers by delivering innovative products and services that empower people with diabetes to improve their quality of life.

Major Products
      In the Diabetes Care division, we continue to expand the Ascensia® brand by introducing several new blood glucose monitoring products. Our key products include two platforms, the multi test platform and the single test strip platform. Our family of multi test products include Ascensia® Breeze®, Ascensia® Confirm, Ascensia® Dex® and Ascensia® Esprit. These products incorporate a 10-test disc to provide greater convenience to patients who test their blood sugar levels several times per day. Our family of single strip products includes the Ascensia Elite®, Ascensia Brio®, Ascensia® Entrust and Ascensia® Contour® with its no coding feature for greater convenience and accuracy. This platform serves a wide spectrum of patient needs.

Markets and Distribution
      We channel our Diabetes Care products to the consumer market through distributors and large pharmacy and retail chains. Our principal markets are North America, Western Europe and Japan.
      Diabetes Care sales are typically lower in the first half of the year, but show a slightly stronger performance in the second half.
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
      We do require some direct or Original Equipment Manufacturer (OEM) materials that would impact our results of operations if they were to become unavailable. These materials include, for in-house manufacturing, customized integrated circuits and sensors for the Ascensia® strips. In these instances, we maintain strategic reserves of selected direct materials or finished products to avoid interruptions in our customers’ continuous and reliable supply. We maintain a global supplier base with the majority of materials and products being sourced from South-East Asia.
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
      The division’s research and development facility is located in the United States in Elkhart, Indiana. In November 2005, the division announced its intention to move the facility to Tarrytown, New York during the year 2006.
      In 2004 and 2005, we continued to launch several new Ascensia® systems. During 2006, our research and development will continue the support of these newer systems and also will be developing next generation systems that we intend to introduce in 2007 and thereafter.
      We continue to maintain a licensing agreement with Sontra Medical Corporation for their continuous non-invasive glucose monitoring technology, which includes worldwide rights to intellectual property relating to obtaining glucose readings using ultrasonic techniques.

ANIMAL HEALTH
Overview
      Our Animal Health segment researches, develops and markets new products for the health care of animals. These products are divided between the two business units Food Animal Products and Companion Animal Products. This range of products is supplemented by a line of farm hygiene products as well as cosmetic care products.
      The following table shows the segment’s performance for the last three years.

	2003	2004	2005

	(Euros in millions)
External net sales	790	786	856
Percentage of total sales	3.5	3.4	3.0
Intersegment sales	6	4	8
Operating result	172	157	179
thereof special items(a)	22	0	7

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.
      The Animal Health segment sales by region for the past three years are as follows:

	2003	2004	2005

	(Euros in millions)
Europe	242	245	252
North America	305	295	314
Asia/Pacific	122	120	141
Latin America/ Africa/Middle East	121	126	149

Total	790	786	856

      The following table shows our sales during the past three years for the two business units.

	2003	2004	2005

	(Euros in millions)
Food Animal	383	375	394
Companion Animal	407	411	462

Total	790	786	856

      2005 sales of the segments’ material products were €249 million for the Advantage® (including Combi)/K9 Advantix® product family (representing 29.1 percent of total segment sales; compared to €206 million, or 26.2 percent, in 2004 and €196 million, or 24.8 percent, in 2003) and €163 million for Baytril® (representing 19.0 percent of total segment sales; compared to €160 million, or 20.4 percent, in 2004 and €170 million, or 21.5 percent, in 2003). Apart from these two products, no product of this segment accounted for more than 12 percent of total segment sales in 2005, 2004 or 2003.
Segment Strategy
      Animal Health aims to be a worldwide leading competitor in the Food Animal and Companion market and strives to be the preferred partner for and provider of veterinary solutions.
      It is part of our business strategy for Animal Health to sustain its current profit position by focusing on attractive countries and markets. Furthermore, Animal Health pursues a policy of organic growth by exploiting existing core brands through life cycle management activities supported by new business development activities. To complete our existing product portfolio, Animal Health periodically evaluates the possibility of acquisitions or strategic alliances. The Animal Health segment collaborates closely with our Pharmaceuticals division and the Bayer CropScience subgroup as well as other life science companies in research and development in order to bring to the market new active ingredients and products that combat diseases in animals.
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

Farm Hygiene
      Integrated into our Food Animal Products business is our biosecurity management process that includes Farm Hygiene products. These products include insecticides for fly control, rodenticides against rats and mice (which now belong to the Bayer CropScience subgroup but are also marketed by Animal Health in some countries) and disinfectants against bacteria.
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
      Merial, Pfizer and Intervet are our main competitors, with Merial and Pfizer being active in both companion and livestock animal products and Intervet concentrating mainly on food animal products. The global animal health market is characterized by market consolidations and increasing competitive pressure from generic products.
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
      We currently have several products or product families in late stages of development or they are subject to regulatory approval. We expect to launch these products between 2006 and 2010. Major products are:

Projects/ Products	Indication	Status

Endoparasiticide and ectoparasiticide combinations	Control of fleas, ticks, heartworm and gastrointestinal worms in cats and dogs	Launch/in registration/in clinical development
Red mite control remedy	Poultry	Submitted
Baycox® calves	Coccidiosis control in calves	In registration
Baytril® swine (North America)	Antimicrobial infections in pigs	In registration
Pradofloxacin	Antimicrobial for dogs and cats	In clinical development, two formulations in EU already submitted
Renal failure and congestive heart failure	Non-infectious diseases in dog and cats	Clinical development started
BAYER CROPSCIENCE
      As described under the introduction to — Business, we have changed our segment reporting with effect from January 1, 2005 in compliance with IAS 14 (Segment Reporting). The former CropScience segment is now split into the Crop Protection and the Environmental Science, BioScience segments. The segmented financial data for 2003 and 2004 have been restated to reflect the new structure.
CROP PROTECTION
Overview
      Our Crop Protection segment markets chemical crop protection products for the control of insects, weeds and plant diseases and develops products for enhanced effectiveness against these target pests.

      The following table shows Crop Protection’s performance for the last three years.

	2003	2004	2005

	(Euros in millions)
External net sales	4,801	4,957	4,874
Percentage of total sales	21.4	21.3	17.8
Intersegment sales	62	71	70
Operating result	242	386	532
thereof special items(a)	(70)	(42)	7

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.
      Crop Protection’s sales by region and totals for the past three years are as follows.

	2003	2004	2005

	(Euros in millions)
Europe	1,945	1,898	1,901
North America	919	979	1,076
Asia/Pacific	863	820	811
Latin America/ Africa/Middle East	1,074	1,260	1,086

Total	4,801	4,957	4,874

      The following table sets forth Crop Protection’s sales for the last three years, broken down by category of activity.

	2003	2004	2005

	(Euros in millions)
Insecticides	1,376	1,378	1,311
Fungicides	1,168	1,277	1,248
Herbicides	1,848	1,855	1,840
Seed Treatment	409	447	475

Total	4,801	4,957	4,874

      The following table shows the segment’s sales by major products(1) during the past three years.

	2003		2004		2005

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Confidor®/ Gaucho®/Admire®(a)(b) (Insecticides/ Seed Treatment)	467	9.7	455	9.2	444	9.1
Folicur®/ Raxil®(a) (Fungicides/ Seed Treatment)	310	6.5	401	8.1	327	6.7
Basta®/ Liberty®(a) (Herbicides)	153	3.2	189	3.8	212	4.3
Puma®(a) (Herbicides)	226	4.7	226	4.6	202	4.1
Flint®/Stratego®/Sphere® (a) (Fungicides)	190	4.0	235	4.7	188	3.9
Atlantis®/Mesomaxx® (Herbicides)	58	1.2	97	2.0	142	2.9
Betanal®(a) (Herbicides)	142	3.0	143	2.9	127	2.6
Poncho® (Seed Treatment)	19	0.4	57	1.1	110	2.3
Temik® (Insecticides)	90	1.9	109	2.2	104	2.1
Fenikan®(a) (Herbicides)	105	2.2	104	2.1	101	2.1
Other	3,041	63.2	2,941	59.3	2,917	59.9

Total	4,801		4,957		4,874

(a)	The main active ingredients contained in these products are also used in products sold by the Environmental Science business group.

(b)	The active ingredient imidacloprid contained in these products is also used in the Animal Health segment’s Advantage® product. These figures do not include sales by the Animal Health segment.
Segment Strategy
      Crop Protection aspires, together with Bayer CropScience’s Environmental Science, BioScience segment, to be a leading partner for the production of quality food, feed and fiber. Our mission is to become the world’s leading provider of products and combined solutions for agriculture. We strive to build long-term, consistent, predictable and mutually beneficial partnerships with our customers and stakeholders. We aim to fulfill our commitment to sustainable development and to achieve long-term profitable growth.
      Key factors in achieving our profitability targets are new product launches, further portfolio streamlining and focus on cost management. Our “Challenge 2007” cost savings and process improvement initiative should further enhance efficiency in all areas of Bayer CropScience by improving internal business processes.
      With its Crop Protection business, Bayer CropScience strives to maintain its leading position in the crop protection industry (based on sales)(2) by utilizing its broad regional representation and a well-balanced portfolio comprising innovative, high-performance insecticides, fungicides, herbicides and seed treatment products.
      We attempt to achieve these strategic objectives through the continuous introduction of new products from our research and development pipeline, our life cycle management and the complementary activities of our Environmental Science and BioScience businesses.

(1)	The amounts shown represent sales by main active ingredient group; for the sake of clarity, however, only the principal brands are listed.

(2)	This statement is based on 2004 and first half 2005 data published in AgriFutura, The newsletter of Phillips McDougall-Agriservice, No. 65 (March 2005) and No. 70 (August 2005); data for the full year 2005 have not yet been published.

Major Products

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
      Deltamethrin (major brand: Decis®) is a broad-spectrum pyrethroid insecticide. It is used primarily against chewing and biting insects, and is also effective against various sucking pests. Decis® is marketed in more than 100 countries for use on a wide range of crops (including cotton, soybeans, vegetables and cereals).

Fungicides
      Tebuconazole (major brand: Folicur®) is a broad-spectrum fungicide sold in about 100 countries and effective in more than 90 crops. Folicur® is especially effective against Fusarium and rusts (in particular, soybean rust) as well as many other fungal diseases in cereals and is available in many liquid or solid formulations adapted to our customers’ needs.
      Trifloxystrobin (major brand: Flint®), the active ingredient of the Flint® product family, is sold in more than 80 countries. The product range consists of solo products and several co-formulations (e.g. Sphere®, Stratego®, Nativo®), all tailor-made to meet the specific requirements of highly diverse crop production systems under various climatic conditions. These products feature crop safety, broad-spectrum disease control and beneficial physiological effects on yield, quality and shelf life of fruit and grain.
      Prothioconazole (major brand: Proline®) is a broad-spectrum fungicide for use in cereals, canola (oilseed rape), peanuts, soybeans and field vegetables, which provides long-term protection by means of a uniform and stable distribution in the leaves. Products containing prothioconazole are effective against stem-based diseases, leaf diseases, especially Septoria tritici, as well as ear diseases (Fusarium spp) in cereals.

Herbicides
      Glufosinate-Ammonium (major brand: Basta®), Bayer CropScience’s best selling herbicide, is a post-emergence herbicide with a broad-spectrum of efficacy against annual and perennial weeds and grasses. It is primarily used on perennial tree crops, vegetables, non-crop areas and as a harvest aid. The product is also applied on herbicide-tolerant crops in Canada and the United States (Liberty®).
      Fenoxaprop-P-ethyl (major brand: Puma®) is used in more than 75 countries and is one of the leading products used worldwide against grass weeds in cereals. It is also used in rice, soybeans and canola and controls grass weed problems under a wide range of conditions.
      Mesosulfuron-methyl (major brands: Mesomaxx®, Atlantis®) belongs to the latest generation of safened cereal herbicide sulfonylureas. These products offer a broad and consistent grass control performance in global wheat production. Our ongoing development of new mesosulfuron-methyl combinations (major brands: Alister®, Olympus® Flex) is expected to continue to position Bayer CropScience as one of the leaders in cereal herbicides.

Seed Treatment
      The insecticidal active ingredient imidacloprid (major brand: Gaucho®) is Bayer CropScience’s best selling seed treatment product. It is marketed in over 70 countries for the treatment of early season pests and soil and leaf pests in key crops such as sugarbeet, corn, cereals and cotton.

      Clothianidin (major brand: Poncho®) is an active ingredient in the chemical class of neonicotinoids, jointly developed by Sumitomo Chemical Takeda Agro Co. Ltd. and Bayer CropScience AG. The active ingredient was developed primarily for the control of the major soil and early season pests in corn, sugarbeet, canola (oilseed rape), sunflower and cereals.
      Tebuconazole (major brand: Raxil®) is registered in our most important markets worldwide as a seed treatment to control seed and soil-borne diseases in cereals.
Markets and Distribution
      Europe has traditionally been our strongest market in Crop Protection, accounting for nearly 40 percent of our sales in this segment in 2005. Due to the fact that the major part of Bayer CropScience’s Crop Protection business is realized in the northern hemisphere, the business is affected by the seasonality of the various crop and distribution cycles.
      Crop Protection obtains a significant part of its raw materials from LANXESS, as well as from other non-Bayer companies, but also obtains part of its raw materials from within the Bayer Group. Some raw materials can be subject to price volatility caused by fluctuations in the price of oil or energy or transport costs.
      Generally, we market our Crop Protection products through a two- or three-step distribution system, depending on local market conditions. Under this system, products are sold either to wholesalers or directly to retailers.
      Our main competitors in the Crop Protection business are Syngenta, BASF, Dow AgroSciences, Monsanto and DuPont.
Research and Development
      Crop Protection Research and Development operates major facilities on three continents: Monheim (headquarters) and Frankfurt, Germany; Lyon and Sophia Antipolis, France; Stilwell, Kansas and Raleigh, North Carolina; and Yuki City, Japan.
      While research is concentrated in specialized sites, development activities range from central facilities to field testing stations across the globe, enabling product testing in the relevant geographical areas.
      Crop Protection Research and Development is responsible for the identification and development of innovative, safe and economically sustainable solutions in crop protection. Research covers activities to identify new active ingredients that can be developed as insecticides, fungicides or herbicides. In addition to classical chemistry, biology and biochemistry, modern technologies such as combinatorial chemistry, ultra-high-throughput-screening, genomics and bioinformatics play an important role in the identification of new lead structures. Collaborations with third parties supplement our internal research activities.
      Once a compound is identified for development, its biological, environmental and toxicological profile, as well as its economic potential, is assessed. Suitable candidates are launched in the market after having obtained the required regulatory approvals.
      We actively support our products through continuous life cycle management. This includes the development of new formulations for existing active ingredients and products, e.g., expanding their applicability to additional crops or improving handling and facilitating application of the product.

      The following new active ingredients were launched in 2004/2005 or are expected to be launched by Crop Protection in 2006, subject to regulatory approval.

New active ingredients	Product Family	Status

Fluoxastrobin	Fungicides	Launched in 2004/2005(a)
Spiromesifen	Insecticides	Launched in 2004/2005(a)
Ethiprole	Insecticides	Launched in 2005
Fluopicolide	Fungicides	Launch expected in 2006

(a)	This active ingredient was first registered in a key market at the end of 2004, whereas its first significant sales were generated in 2005.
      Fluoxastrobin is a leaf-systemic, broad-spectrum strobilurin with curative and protective properties. Products containing fluoxastrobin will be used for foliar (major brand: Fandango®) and seed treatment applications (Bariton®, Scenic®) in cereals, potatoes, vegetables, peanuts and other crops.
      Spiromesifen (major brand: Oberon®) belongs to a new chemical class named tetronic acids. Oberon® is a new insecticide/ miticide for foliar application in annual crops, offering protection primarily against all important whitefly, mite and psyllid species. Oberon® has been developed for worldwide use on vegetables, fruits, cotton, corn, beans, tea and some ornamentals.
      Ethiprole (major brands: Curbix® and Kirappu®) belongs to the family known as phenyl pyrazoles. It is effective against a wide range of biting-and-chewing and piercing-and-sucking insects, for example, thrips, stink bugs, plant hoppers and aphids. The main crops are rice, tea and fruits.
      Fluopicolide (major brand: Infinito®) belongs to a new chemical class named acylpicolides. Products containing this novel chemical compound have been developed for use to control oomycete diseases in potatoes, vegetables and ornamentals. The new mode of action should enable farmers to control oomycete diseases that are resistant to standard fungicides.
ENVIRONMENTAL SCIENCE, BIOSCIENCE
Overview
      The two business groups Environmental Science and BioScience together form the Environmental Science, BioScience segment.
      The following table shows the segment’s performance for the last three years.

	2003	2004	2005

	(Euros in millions)
External net sales	963	989	1,022
Percentage of total sales	4.3	4.2	3.7
Intersegment sales	14	7	13
Operating result	100	106	158
thereof special items(a)	(11)	12	(2)

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.

      The segment’s sales by region and totals for the past three years are as follows:

	2003	2004	2005

	(Euros in millions)
Europe	351	340	340
North America	420	433	452
Asia/Pacific	100	107	122
Latin America/Africa/Middle East	92	109	108

Total	963	989	1,022

      The following table sets forth the segment’s sales for the last three years, broken down by category of activity.

	2003	2004	2005

	(Euros in millions)
Environmental Science	692	678	694
BioScience	271	311	328

Total	963	989	1,022

      2005 sales of the segments’ material products(3) were €143 million for Merit®/Premise® (representing 14.0 percent of total segment sales; compared to €148 million, or 15.0 percent, in 2004 and €123 million, or 12.8 percent, in 2003) and €68 million for K-Othrine® (representing 6.7 percent of total segment sales; compared to €66 million, or 6.7 percent, in 2004 and €56 million, or 5.8 percent, in 2003). Apart from these two products, no product of this segment accounted for more than 5 percent of total segment sales in 2005, 2004 or 2003.
Segment Strategy
      The segment Environmental Science, BioScience complements Bayer CropScience’s Crop Protection segment by addressing specific market needs. Environmental Science capitalizes on Crop Protection’s development and production facilities and its pipeline of new active ingredients. BioScience leverages on the Crop Protection’s customer base and biological competency in bringing seeds and plant biotechnology products to the market.
      Environmental Science is among the leading suppliers for non-agricultural pest control solutions worldwide (in terms of sales)(4). Our strategy is to strengthen our market position by developing and marketing quality products and providing solutions with health or hygiene benefits or that will allow growth of healthier plants and lawns. Our objective also includes the development of strong partnerships with our customers and the focus on “proximity innovations,” the ability to offer customized brand-connected solutions.
      BioScience is internationally active in the research, development and marketing of seeds and solutions derived from plant biotechnology and breeding. We bring to the market seeds and agronomic traits in vegetables, canola, cotton and rice and plant-based solutions for agriculture and industrial use. Our strategic approach comprises three business fields: In Agricultural Crops, we focus on delivering seeds and crops with improved performance and productivity, particularly in respect of our three core crops. In New Business Ventures, we are developing plant-derived materials for applications in fields such as health, biomaterials and nutrition. In the Vegetables field, where we believe that the Nunhems unit of BioScience is among the leading developers and suppliers of high quality vegetable seed varieties, we intend to pursue growth opportunities.

(3)	The amounts shown represent sales by main active ingredient group; for the sake of clarity, however, only the principal brands are listed.

(4)	This statement is based on 2004 data published in the Cropnosis report Industry performance Agchems&Agbiotech 2004-05 (September 2005).

Environmental Science

Overview
      Environmental Science serves non-agricultural professional and consumer markets worldwide, by developing and marketing products for professional pest control, the green industry (including the treatment of golf courses, lawn care and industrial vegetation management), lawn, garden and household care, termite and vector control, and rural hygiene.

Major Products
      Imidacloprid-based Premise® is a termite control product launched in the United States in 1996. Merit®, another imidacloprid-based product, is used in the green industry segment, in particular in turf and ornamentals. It controls a large spectrum of insects such as grubs and cutworms.
      Deltamethrin (major brands: K-Othrine®, Deltagard®), controls a large spectrum of flying and crawling insects. Deltamethrin is recommended by the World Health Organization and has been used for many years to control insect-borne diseases such as malaria.
      Maxforce® is an insecticide used in passive treatment applications such as gels and baits. It contains hydramethylnone, fipronil or imidacloprid. Maxforce®’s range of products includes a large number of insecticides controlling crawling insects.
      Our consumer-branded products intended for sale to non-professional users and leisure gardeners are marketed under the umbrella brands Bayer Advanced® in the United States and Bayer Garden® in Europe.

Markets and Distribution
      Environmental Science’s business is subject to seasonality. This seasonality is particularly pronounced for the consumer branded lawn and garden business, which represents approximately 25 percent of segment sales, with its peak season usually running from January through May.
      Environmental Science obtains a significant part of its raw materials from within the Bayer Group, but also enters into agreements with non-Bayer companies. Some raw materials may be subject to price volatility caused by fluctuations in the price of oil or energy or transport costs.
      Our products are sold in the professional and consumer markets. For professional markets, products are sold to the pest control industry, the green industry and the public health and rural hygiene sectors. In the consumer business, lawn and garden products are sold to consumers through specialized distribution channels. Active ingredients are sold to marketers of household products.
      Dow AgroSciences, Syngenta, BASF and Scotts are our main competitors in the overall Environmental Science business.

Research and Development
      The molecules discovered by Crop Protection Research are also tested and evaluated in Environmental Science for potential development. Molecules from other companies may be tested and purchased if suitable. Development projects include passive treatments (gels, baits) and formulations to control insects, as well as new herbicide products and new mixtures of fungicides for the turf and ornamental market segments.
      In 2005, we launched the insecticide Allectus® (imidacloprid-based) and the fungicide Armada® (trifloxystrobin+triadimefon-based) for the green industry and the insecticide tablet K-O Tab® 1-2-3 (deltamethrin-based) for impregnating mosquito bed nets. In 2006, we expect to launch the insecticide Forbid® (spiromesifen-based) in the green industry and the sprayable Quickbayt® (imidacloprid-based) for fly control in professional pest control applications.

BioScience

Overview
      BioScience focuses on the research, development and marketing of conventional and genetically enhanced seeds and other plant biotechnology products.

Major Products
      With Nunhems (Nunhems®), Bayer CropScience is one of the leading developers and suppliers of high-quality vegetable seed varieties that are marketed to professional outdoor and greenhouse growers, plant raisers and the food processing and service industries. The main crop seeds are carrots, onions, melons, leeks and tomatoes.
      FiberMax® cotton seed brand was launched in the U.S. market in 1998. It was also introduced in Greece, Spain, Turkey, Brazil and some other Latin American countries. FiberMax® varieties offer cotton growers high performance in lint yield and quality as well as advanced technologies for insect and herbicide control.
      InVigor® hybrid canola (oilseed rape) varieties are available to farmers in Canada and the United States. InVigor® hybrid canola varieties provide high yield and require less cultivation. These hybrid varieties also have tolerance to glufosinate-ammonium.
      Arizetm is the trademark for our hybrid rice seed offering a high-yield, high quality solution requiring less seeds per hectare than conventional rice. It has been introduced in India, the Philippines, Indonesia and Brazil.

Markets and Distribution
      BioScience markets its seeds to end users, distributors and processing industries. We distribute plant biotechnology traits either through out-licensing to seed companies, to incorporate in their own commercial seeds, or through our own seed companies — mainly under either the InVigor® or FiberMax® brands. In some cases, traits are provided to other companies that utilize the technology in their own research and products.
      Due to the fact that the major part of our business is realized in the northern hemisphere, the business is affected by the seasonality of the crop and distribution cycles.
      In the bio science business, DuPont, Monsanto and Syngenta are the market leaders.

Research and Development
      The primary BioScience research and development facilities are located in Lyon, France; Haelen, The Netherlands; Gent, Belgium; and Potsdam, Germany.
      Plant biotechnology research and development is predominantly directed towards agronomic and quality improvement. The technologies used include all relevant tools — from identifying the gene of interest to developing it — necessary to improve key crops (cotton, canola (oilseed rape), rice) for growers and industrial partners. Research activities range from the exploration of novel agronomic traits to the discovery of new plant-based specialty products for the Nutrition, Health and BioMaterials markets. This includes plants with improved stress tolerance (e.g., drought resistance), health-promoting canola oils and the manufacture of materials based on renewable sources.
      Our growth is supported by continuous new product introduction. We launched four new varieties of cotton and one new canola variety in 2005 and expect to launch several new varieties of cotton in 2006.

BAYER MATERIALSCIENCE
      As described under the introduction to — Business, we have changed our segment reporting with effect from January 1, 2005. The financial data for our Materials and Systems segment have not been affected by this change.
MATERIALS
Overview
      Our Materials segment comprises the business units Polycarbonates and Thermoplastic Polyurethanes, as well as our subsidiaries Wolff Walsrode and H.C. Starck. The following table shows the segment’s performance for the last three years.

	2003	2004	2005

	(Euros in millions)
External net sales	2,777	3,248	4,086
Percentage of total sales	12.4	13.9	14.9
Intersegment sales	10	13	14
Operating result	58	293	633
thereof special items(a)	(29)	0	27

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.
      The segment’s external sales, by region and in total, for the past three years are as follows:

	2003	2004	2005

	(Euros in millions)
Europe	1,246	1,382	1,697
North America	608	703	901
Asia/Pacific	747	947	1,164
Latin America/ Africa/Middle East	176	216	324

Total	2,777	3,248	4,086

      The following table sets forth the segment’s external sales, broken down by category of activity, for the past three years:

	2003	2004	2005

	(Euros in millions)
Polycarbonates	1,713	2,035	2,645
Thermoplastic Polyurethanes	177	182	192
Wolff Walsrode	323	328	329
H.C. Starck	564	703	920

Total	2,777	3,248	4,086

      2005 sales of the segments’ material products were €1,513 million for the Makrolon® product family (representing 37.0 percent of total segment sales; compared to €1,088 million, or 33.5 percent, in 2004 and €903 million, or 32.5 percent, in 2003) and €485 million for Bayblend® (representing 11.9 percent of total segment sales; compared to €360 million, or 11.1 percent, in 2004 and €312 million, or 11.2 percent, in 2003). Apart from these two products, no product of this segment accounted for more than 5 percent of total segment sales in 2005, 2004 or 2003.

Segment Strategy
      Our goal is to continue expanding our global market positions by exploiting the growth potential of our optimized portfolio and focusing on our Asian investment projects. To achieve further performance improvements, we are continuing our cost and efficiency programs in the Materials segment. As announced in 2002, these programs include headcount reduction. From 2003 through 2005, total headcount reduction amounted to 410, which represents approximately 4.1 percent of the segment’s headcount in January 2003.
      For our Polycarbonates business, we strive to achieve cost-competitive world-scale facilities with new technology and to increase our capacities to fulfill the demand for polycarbonates. We intend to monitor product life cycles of current applications and allocate sufficient resources for product and application development. In addition to our growth market People’s Republic of China we plan to evaluate potential business opportunities in other regions to continuously expand our market coverage. With respect to our semi-finished products Sheet and Films, we continue to improve profitability while focusing on market segments exhibiting higher growth rates.
      Our Thermoplastic Polyurethanes (TPU) business unit plans to shift its focus towards high-margin growth segments with the goal of reaching and maintaining higher profitability levels. One strategic goal of TPU is to increase our Asian market share by means of entering into strategic partnerships or using own capacity to increase sales.
      Wolff Walsrode, with its core business Wolff Cellulosics, continues to aim for above-market growth. We plan to achieve this by focusing on the building additives, food and pharmacy industries as well as on rapidly-growing markets.
      H.C. Starck’s portfolio consists of a combination of metal- and ceramics-related high performance materials and technologies. Our focus lies on rapidly-growing markets and we have designed our internal business processes to meet the requirements of our customers. The continuous development of our business is based on efficient R&D and is being supported by strategic partnerships as well as “forward integration” (further developing the product portfolio in order to fulfill more directly customers’ needs).
Polycarbonates

Overview
      With its broad product portfolio, our business unit Polycarbonates (Polycarbonates, Polycarbonate Blends, Polycarbonate Films and Sheets) includes some of the leading global suppliers and manufacturers of engineering polycarbonates (based on capacity). Our Bayer Sheet Europe GmbH (formerly Makroform GmbH) has a strong position as a supplier of polycarbonate sheets. Our products have chemical and physical properties that enable them to resist low or high operating temperatures as well as corrosive chemicals and solvents.

Major Products

Polycarbonates (Makrolon®/APEC®)
      Polycarbonates are plastics that are transparent and highly stable across a wide temperature range. Because of their light weight, impact stability and design flexibility, polycarbonates are used in the electrical/ electronic industry in general and in the field of optical data storage media (such as pre-recorded and recordable CDs and DVDs) in particular, for injection molding purposes, and as a carrier material for solar panels. The construction industry is also a major user of polycarbonates, for example, for polycarbonate sheet applications. Makrolon® is our leading polycarbonate product range. Its key characteristics include high transparency, heat resistance and toughness. It can be both sterilized — important for the food and medical industries — and recycled. Our other polycarbonates include the APEC® product range for high temperature uses, for example as components for automobile headlights.

Polycarbonate Blends (Bayblend®/Makroblend®)
      Blend technology can transform a palette of a few basic polymers into a wide range of new, advanced polymers with tailored properties, creating user-specific solutions. Polycarbonate Blends are widely used in the automotive, electric/ electronic and business machine industries. Makroblend® is our brand name for engineering thermoplastics blends based on Polybutylene Terephthalate (PBT) or Polyethylene Terephthalate (PET). The Bayblend® product lines of amorphous, thermoplastic polymer blends based on polycarbonate and ABS (acrylonitrile/ butadiene/styrene) are our leading blends for applications in the health, automotive and IT area.

Polycarbonate Films
      Polycarbonate films, Makrofol®, are made of our polycarbonate Makrolon® and are characterized by product attributes such as high heat resistance, good printability and graphic quality. The polycarbonate films of our Makrofol® range are used for applications such as instrument dials, automotive heater control panels, nameplates and a variety of film insert molding parts (a combination of a back printed and formed foil with Makrolon® and Bayblend®) as well as for security identification cards.
      Bayfol® is the trade name of our films made of polycarbonate blends and other polymers. Bayfol® CR films are noted for their superior chemical resistance and enhanced flexibility compared with pure polycarbonate film. They are both thermo formable and cold formable, with good electrical insulating and dielectric properties, and are easily printable with standard inks. Their main application areas are keypads or housings in the IT industry. Further applications are in the area of IMD (In Mold Decoration) technology, automotive interior applications, electrical and electronic engineering, domestic appliances (decorative and functional panels), blister packaging and decorative top layers for athletic equipment.

Polycarbonate Sheets (Fabricated Products)
      We also produce solid and multiwall sheets with a broad range of characteristics for a wide variety of applications. These materials consist of polycarbonates, polycarbonate blends or thermoplastic polyesters. We market our sheets as Makrolon®, Bayloy®, Vivak® and Axpet®. Makrolon® is a material with high impact resistance and can be exposed to a wide range of temperatures. Vivak® is a co-polyester sheet material which combines thermoforming and mechanical properties. Axpet® sheets are also thermoplastic polyester sheets, best suited in product and advertising presentations, particularly for folding displays, poster protection, price tags, cases and trays and for packaging food and pharmaceutical products. Bayloy® sheets are colored plastic sheets used when high shock-and break resistance is necessary.

Markets and Distribution
      We sell the products of our Polycarbonates business entities to numerous customers worldwide. These customers include injection-molding operators and a large number of plastic-component manufacturers, whose products are overwhelmingly used in the automotive, electrical, electrical engineering, construction, data technology, medical and leisure industries.
      Depending on the region and the general economic situation, sales of polycarbonates may show moderate seasonality. Generally, sales are lower in the first quarter in all regions.
      Bayer does not produce basic petrochemicals. The principal petrochemical raw materials consumed by our Polycarbonates business unit are acetone and phenol, supplied exclusively by third parties. We do produce Bisphenol-A, which is a major precursor of polycarbonate based on phenol and acetone. Our costs are affected by fluctuations in raw material prices, mainly driven by the price volatility of crude oil and benzene. We typically procure third-party raw materials under long-term contracts that contain cost-based and market price formulas, which partially reduce raw material price fluctuation.
      We market substantially all of our plastic products through regional distribution channels, supported by regional competence centers and by our head office. In addition, we also use trading houses and local distributors to work with small volume customers. We use e-commerce tools, such as our BayerONE® portal, to market our products.
      Our most significant global competitor is GE Plastics. We also compete with several other companies, most notably Dow Chemical, and, particularly in the Far East, with local competitors such as Teijin, Chi Mei, Idemitsu, Mitsubishi Engineering Plastics and Formosa Plastics.

Research and Development
      Our Polycarbonates business unit allocates resources for research and development both to process and product development with the aim of constantly improving our manufacturing processes and of developing new formulations and applications of our products. The primary research and development facilities are located in Krefeld-Uerdingen, Leverkusen and Dormagen, Germany and Pittsburgh, Pennsylvania. The Polycarbonates business unit is also building a new polymers research and development center at Pudong, China (near Shanghai) together with the other Bayer MaterialScience (BMS) business units.
      We are currently working on the optimization of our new polycarbonate melt manufacturing process for our investment in a new production facility in Caojing, China, part of the largest investment program Bayer has ever made outside Germany. Other current projects relate to the analysis of our existing manufacturing processes based on interfacial polycondensation to improve both product quality and cost performance.
      In product development, we focus our activities on developing new blends, refining material for optical data storage, developing modified base materials for polycarbonate sheets and modifying the surface of polycarbonates using various coating technologies as summarized in the following table:

Product/ Brand Name	Application

Surface-modified Makrolon®	Automotive
Improved Makrolon® ODS grade	New ODS formats, such as Blue Laser based disks
Extension of Bayblend® FR series	Business machines/ information technology
Diffusor sheets for LCD Screens	Electric/ Electronic
      In the area of polycarbonate glazing, Exatec, our joint venture with GE Plastics, is progressing with implementing the glazing technology, especially in the automotive industry. In March 2005, a first license agreement was signed between Exatec and a customer and we received regulatory approval for use of Exatec® 900 for all non-windshield automotive glazing applications.
Thermoplastic Polyurethanes

Overview
      Our Thermoplastic Polyurethanes business unit develops and markets a wide variety of granules that serve as raw materials for extrusion, blow molding, calandering, or injection molding processed products. Additionally, our subsidiaries Epurex Films (Germany) and Deerfield Urethane (Massachusetts) manufacture different grades of thermoplastic polyurethane films (TPU films).

Major Products
      Thermoplastic polyurethanes, or TPUs (TPU resins and films), belong to the family of high-performance thermoplastic elastomers. A key property of TPUs is their high resistance to abrasion and wear. TPUs’ abrasion- and wear-resistant properties are substantially superior to those of abrasion-resistant rubber compounds. We market our thermoplastic polyurethanes granulates under the trademarks Desmopan®, Texin® and Desmomelt®. Since April 2005, our product range has also included the trademark Desmoflex®, a thermoplastic elastomer compound. BMS and PTS (Plastic Technologie Service Marketing & Vertriebs GmbH) have signed a cooperation agreement to develop and market Desmoflex®. Our TPU films are marketed under the trademarks Walotex®, Walopur®, and Platilon® (Epurex Films) and Dureflex® (Deerfield Urethane) and are used in a number of different applications, e.g., as belts, hoses or automotive parts.

Markets and Distribution
      Our Thermoplastic Polyurethanes business entities (TPU Resins and TPU Films) primarily serve customers of the sports and leisure, automotive and engineering industries. Other users include the textile, cable and agricultural industries.

      Our revenue is subject to moderate seasonality. All markets and regions taken as a whole, however, generate relatively constant revenue throughout the year.
      Temporary fluctuations in price for raw materials and energy can have an impact on the cost of our products. We secure our most important chemical raw materials through long-term contracts.
      Our head office in Leverkusen, Germany, has global responsibility for the business. We coordinate and carry out our sales and marketing from Leverkusen, Germany, for the regions Europe, Middle East, Africa and Latin America, from our regional hubs in North America (Pittsburgh) and the Asia/Pacific region (Hong Kong), and through our various national subsidiaries.
      We regard the following companies as the main competitors of our TPU business entities:
      • TPU Resins: BASF/Elastogran, Lubrizol/ Noveon, Huntsman, Taiwan Uretec, Dow Chemical;
      • TPU Films: Stevens Urethane, Fait Plast, Ding Zing.

Research and Development
      The bulk of research and development activities conducted by the Thermoplastic Polyurethanes business entities consists of developing products that we can formulate into high performance thermoplastic polyurethanes resins and films, such as transparent grades.
      TPU Resins’ primary development facilities are located in Dormagen, Germany and Pittsburgh, Pennsylvania. The development facilities of TPU Films are located in Bomlitz, Germany (Epurex Films) and in Whately, Massachusetts (Deerfield Urethane).
Wolff Walsrode

Overview
      We operate the Wolff Walsrode business group primarily through Wolff Walsrode AG, our wholly-owned subsidiary, assisted by other companies of the Bayer Group. The business group develops, produces and markets cellulose derivatives as well as various sausage casings.

Major Products

Cellulose Derivatives

•	Walocel® M is an additive that regulates water balance. It improves the workability and adhesion of building materials such as tile adhesives, plasters, mortars and dispersion paints.

•	Walsroder® NC serves in resin form in wood coatings and other industrial coatings as well as in printing inks for flexible packaging. It is also used as a component of nail polish and other specialty items.

•	Walocel® C is used primarily as a thickener and binder in water-based systems. It is used in pharmaceuticals, dairy products and toothpaste, as well as in ceramics compounding, textile and paper manufacture and oil drilling.

Other

•	Under the brand name Walsroder®, we offer a wide range of sausage skins for industrial or handcraft usage.

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
      Our main competitors in the cellulose derivatives business are Hercules (Aqualon), Dow, SE Tylose GmbH & Co.KG, Shin-Etsu Chemical Co., Bergerac NC/SNPE, Nobel Enterprises, Nitroquimica Brasileira, Noviant and Akzo Nobel.

Research and Development
      Wolff Walsrode’s research on cellulose and other polysaccharides takes advantage of the unique structural and chemical properties of these important renewable materials. The activities are focused on products such as additives for building materials, binders for printing inks and coatings, as well as formulation aids for food, cosmetics and pharmaceuticals.
      Wolff Walsrode’s primary research and development facilities, including a state-of-the-art pilot plant, are at industrial site “Industriepark Walsrode” in Bomlitz, near Walsrode, Germany.
H.C. Starck

Overview
      Our subsidiary H.C. Starck develops, produces and markets metallic and ceramic powders and fabricated products for various markets and applications.

Major Products
      H.C. Starck produces a broad portfolio of products ranging from ceramic materials to metals such as tungsten, molybdenum, tantalum and niobium and their alloys and compounds for industrial customers in the aircraft, medical, chemical, electronic, lighting, tooling and optical components industries. We manufacture these products both in the form of ceramic or metallic powders and as solid intermediates or finished parts. Products are marketed under brand names such as Kulite®, Molyform®, Ampergy®, Amperkat®, Amperit® and Ampersint®. Our conductive polymers for the electronic industry are marketed under the brand name Baytron® and our functional materials (such as colloidal silica) are named Levasil®.

Markets and Distribution
      Some of our markets are affected by pressure on prices and fluctuations in demand. Sales are also influenced by currency exchange rates. China is the primary source of raw materials for tungsten products. In the past, China limited production, thus causing shortages. Since we have our own tungsten production and recycling facilities, we are only partially dependent on Chinese imports. The price for tungsten has increased significantly (+ 130 percent) during 2005 due to an increase in Chinese raw material prices. The price of molybdenum, historically less volatile, has increased substantially throughout the second half of 2004 and remained stable at the record high level throughout 2005. Tantalum raw material prices have remained relatively stable during the past three years. For this raw material, we secure our supply through long-term contracts generally lasting three to five years.
      We maintain our own sales organizations and liaison offices in an number of countries. Additionally, we use Bayer or third-party sales organizations who maintain direct contact with our customers. Amperit® products are marketed jointly with Flame Spray Technologies B.V., Netherlands.

      We regard the following companies as our main competitors:

•	Metallic products and compounds (Kulite®, Molyform®, Ampersint® and other non-branded metallic and ceramic powders and part): Wolfram Bergbau- und Hütten GmbH, Cabot Group, Mitsui, MolymetOMG, Osram Sylvania, Japan New Metals, Plansee AG, Phelps Dodge;

•	Battery intermediates (Ampergy®): Tanaka Chemical, Kelong, Kansai Catalysts Co. Ltd, Jiangmen Chancsun Umicore Industry Co., Ltd.;

•	Chemical catalysts (Amerkat®): Johnson Matthey, Degussa, Grace-Davison, Engelhard;

•	Thermal spray powders (Amperit®): Praxair, Sulzer Metco, Fujimi;

•	Ceramic powders and parts: Denki Kagaku, SB Boron; GE Advanced Ceramics, Tokuyama.

Research and Development
      H.C. Starck’s research and development activities are directed at innovative products and system solutions. We are developing high-capacity tantalum and niobium powders as intermediates for capacitors and conducting polymers for polymer capacitors and antistatic applications. H.C. Starck is continuously developing new generations of improved sputtering targets for diffusion barrier coatings in microelectronic devices and flat panel displays. H.C. Starck is also committed to developing materials for fuel cells, hybrid vehicles and other energy storage and power generation applications. Additionally, we are working on high corrosive, high temperature resistant materials for powder metallurgy applications.
      The primary research and development facilities of this subsidiary are located in Goslar, Laufenburg and Leverkusen, Germany; Newton, Massachusetts and Mito, Japan.
      We currently have eleven product groups in late stages of development, and expect to start and continue their launch during 2006. The most important projects being:

Product/ Brand Name	Application

Powder and components for SOFC	SOFC (Solid Oxide Fuel Cells)
Tantalum 70/80, 100/120 and 150 K powder	Capacitors
Molybdenum plates for physical vapor disposition (PVD)	Flat panel displays
Tantalum plates for PVD	Microelectronic devices
HEM (High Energy Milled) and prealloyed binder powders	Powder metallurgy
SYSTEMS
Overview
      Our segment Systems comprises the business units Polyurethanes; Coatings, Adhesives, Sealants; and Inorganic Basic Chemicals.
      The following table shows the segment’s performance for the last three years:

	2003	2004	2005

	(Euros in millions)
External net sales	4,676	5,349	6,609
Percentage of total sales	20.8	23.0	24.2
Intersegment sales	103	116	142
Operating result	(455)	348	736
thereof special items(a)	(715)	(27)	(62)

(a)	The significant special items are detailed in Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Segment Data.

      The segment’s external sales, by region and in total, for the past three years are as follows:

	2003	2004	2005

	(Euros in millions)
Europe	2,107	2,494	3,035
North America	1,406	1,483	1,891
Asia/Pacific	678	822	979
Latin America/ Africa/Middle East	485	550	704

Total	4,676	5,349	6,609

      The following table sets forth the business entities’ external sales for the last three years, broken down by category of activity:

	2003	2004	2005

	(Euros in millions)
Polyurethanes	3,228	3,872	4,792
Coatings Adhesives Sealants	1,191	1,237	1,330
Inorganic Basic Chemicals	218	218	380
Others	39	22	107

Total	4,676	5,349	6,609

      2005 sales of the segments’ material products were €1,983 million for Desmodur® products (representing 30.0 percent of total segment sales; compared to €1,708 million, or 31.9 percent, in 2004 and €1,567 million, or 33.5 percent, in 2003). Apart from Desmodur® and two other products, each of which accounted for less than 12 percent of segment sales in 2005, no other product of the segment accounted for more than 5 percent of segment sales in 2005, 2004 and 2003.
Segment Strategy
      Our goal is to continue expanding our global market positions by exploiting the growth potential of the optimized portfolio and focusing on our Asian investment projects. To further achieve performance improvements, we will continue our cost and efficiency programs, which were announced in 2002, in all business units of the Systems segment. As part of these programs, we reduced headcount by a total of 1,127 from 2003 through 2005, which represents approximately 12.4 percent of the segment’s headcount in January 2003.
      For our Polyurethanes business we strive to achieve cost-competitive world-scale production facilities with new technology. We are pursuing an organic growth strategy supported by both product and process innovation. As part of our growth strategy, we are currently increasing our production capacity of diphenylmethane diisocyanates (MDI). In selected segments we strive to improve profitability by shifting our focus towards high value products. We believe that a well-balanced product portfolio combined with optimized R&D and cost structures will help keep the Polyurethanes business unit well positioned.
      The Coatings, Adhesives and Sealants business unit will focus its activities on maintaining its current position in the field of Base Modified Isocyanates. Resins will increase its efforts to grow in profitable modern technologies and reduce the share of low margin products with limited value contribution. At the same time we intend to expand our portfolio with new products for new markets.
      Using current technology, Inorganic Basic Chemicals provides basic raw materials such as chlorine and caustic soda to the Polyurethanes; Coatings, Adhesives, Sealants and Polycarbonates business units as well as to third parties. To ensure best possible cost position and uninterrupted supply, various strategic options related to making or buying raw materials are being pursued depending on the specific site set-up.

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
      Our customers use our isocyanates or polyether polyols, or both, to create their own specific polyurethane formulations. In addition, we design and evaluate custom blends to meet specific customer requirements. The customer receives a ready-to-use two-component system. The precise formulation of each custom blend is proprietary.
      Typical applications for which our customers use our polyurethane materials include furniture, mattresses, shoes, automotive components, appliances, sport and leisure equipment and construction.

Markets and Distribution
      Europe and the NAFTA nations remain the primary markets for our Polyurethanes business entities, with the Asian market showing the strongest growth.
      The predominant cushioning material for upholstered furniture nowadays is flexible polyurethane foam. For our customers’ applications, there are no man-made or natural substitute materials that could replace significant amounts of flexible polyurethane foams in the future. Rigid polyurethane foam is used for thermal insulation purposes competing with other insulating materials such as mineral fibers or polystyrene foam. Conversely, polyurethane elastomers compete with other thermoplastic materials on cost, performance and fit with the production mix at the customer’s site.
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
      Our main competitors are BASF, Dow Chemical and Huntsman.

Production facilities
      Bayer’s polyurethane raw material production facilities, which meet ISO 9001:2000 quality standards, are strategically located around the world to support its global product line. The business unit’s main production sites are located in Antwerp, Belgium; Brunsbüttel, Dormagen and Krefeld-Uerdingen, Germany; Fos-sur-Mer, France; Tarragona, Spain; Baytown and Channelview, Texas, and South Charleston, West Virginia. Other production facilities are located in Brazil, Germany, Indonesia, Italy, Japan, Mexico, Taiwan and the United States. In addition, we have started building up capacities at our site in Caojing, China.
      We have completed a consolidation phase regarding our production facilities by closing our TDI plants in Mexico, Germany, Belgium, Japan and, during 2005, in the United States. TDI production is now concentrated in three integrated plants in Baytown, Texas and Brunsbüttel and Dormagen, Germany.

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
Coatings, Adhesives, Sealants

Overview
      Our Coatings, Adhesives, Sealants business entities (RES, BMI) develop and market a wide variety of products that serve as raw materials for lacquers, coatings, sealants and adhesives.

Major Products

Resins and Hardeners
      Polyurethane lacquers are formed through the combination of an isocyanates component with a polyol-like polyester, polyacrylate-polyether- or polycarbonate-polyols. We offer a variety of polyol components branded as Desmophen®, Rucote® and Bayhydrol® (Resins; RES) and polyisocyanates such as Desmodur®, Desmodur® BL, Crelan® and Bayhydur® (Base- and modified isocyanates; BMI). This variety enables us to provide custom-tailored solutions for a number of different applications.

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
      We regard the following companies as the chief competitors of our Coatings, Adhesives, Sealants business entities.

•	Resin components (RES): Cytec / UCB, Cray Valley, DIC (Dainippon Ink and Chemicals), DSM

•	Aliphatic isocyanates (BMI): Rhodia, Degussa, BASF, Asahi Kasei, NPU (Nippon Polyurethane Industry)

•	Aromatic isocyanates (BMI): Dow, Mitsui Takeda Chemicals, SAPICI

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
      The business entities’ primary research and development facilities are located in Leverkusen, Germany and Pittsburgh, Pennsylvania.
Inorganic Basic Chemicals

Overview
      The business unit Inorganic Basic Chemicals (IBC) produces inorganic basic chemicals such as chlorine, caustic soda, hydrogen and hydrochloric acid. The focus is on the safe and cost-efficient supply of chlorine to the customers. IBC has one of the largest production capacities of any chlorine manufacturer in Europe.

Major Products
      Inorganic basic chemicals are of major importance for Bayer MaterialScience (BMS): about 70 percent of its sales are dependent on chlorine. Chlorine is used for the production of intermediates that are subsequently processed into a variety of products, such as polyurethanes (foams, insulating materials) and polycarbonates (CDs, glazing). The four IBC production sites in Leverkusen, Dormagen and Krefeld-Uerdingen, Germany, and Baytown, Texas, have a total chlorine capacity of around 1.4 million metric tons per year. At sites where Bayer does not produce any chlorine, IBC supports external chlorine procurement.
      In addition to chlorine, sodium chloride electrolysis generates caustic soda and hydrogen. These by-products, as far as they are not used internally, are sold in external markets.
      During the processing of chlorine into intermediate products, hydrochloric acid may be produced. IBC is responsible for managing the balance of hydrochloric acid: if it is not sold or used internally, it is recycled in the hydrochloric acid electrolysis units of IBC in Leverkusen and Dormagen, Germany and Baytown, Texas.

Markets and Distribution
      In general, chlorine is supplied by pipeline to internal and external customers located at Bayer sites where chlorine is produced. IBC markets the caustic soda and hydrochloric acid that is not used internally to customers from various industries worldwide.

      The main raw materials for chlorine production are sodium chloride and power. Sodium chloride is purchased on the open market under long term contractual agreements and therefore generally not subject to price volatility. Power is purchased via Bayer Industry Services in Germany. Recently, costs of power have increased due to regulatory requirements of the European Union and Germany.
      Our main competitors are Dow, Solvay, Akzo Nobel, BASF, Vestolit and Ineos.

Research and Development
      Processes and plants are continuously enhanced and optimized within IBC while keeping in mind environmental compatibility. The main area of innovation in chlorine production is currently the development of the “Oxygen Depolarized Cathode” (ODC) in sodium chloride alkali (sodium chloride) and hydrochloric acid membrane electrolysis to save energy.
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
      The following table sets forth the expiration dates in our major markets of the patents covering Adalat®, Avelox®, ciprofloxacin, imidacloprid and vardenafil:

	Market

Product	Germany	France	U.K.	Italy	Spain	Japan	U.S.A.	Canada

Adalat®
Crystal patent (Retard)	—	—	—	—	—	—	2010	—
Adalat® CC (Coat Core)	2008	2008	2008	2008	2008	2008	2008	2009
Avelox®
Compound	2014	2014	2014	2014	2014	2009	2014	2015
Hydrochloride-Monohydrate	2016	2016	2016	2016	2016	2016	2016	2016
Tablet formulation	2019	2019	2019	2019	2019	2019	2019	2019
Ciprofloxacin
Active ingredient	—	—	—	2009	—	—	—	—
IV formulation	2006	2006	2006	2006	2006	2011	2007	2008
Tablet formulation	2007	2007	2007	2007	2007	2007	2011	2009
Imidacloprid	2006	2006	2006	2006	2007	—	2006	2007
Vardenafil compound	2018	2018	2018	2018	2018	2018	2018	2018
      See Item 8, Financial Information — Legal Proceedings for a description of patent-related litigation in which we are involved.
Trademarks
      Our best-known trademarks include Ascensia®, Kogenate®, Adalat®, Aspirin®, Ciprobay®/Cipro®, Avalox®/Avelox®, Levitra®, Aleve®, Confidor®/Gaucho®/Admire®/Merit®, Basta®/Liberty®, Flint®/ Stratego®/ Sphere® and Makrolon®, as well as the Bayer name itself and our distinctive “Bayer cross”. Trademark protection varies widely throughout the world. In some countries, trademark protection continues as long as the mark is used. Other countries require registration of trademarks. Registrations are generally for fixed but renewable terms. Although our portfolio of trademarks is important to our business, we do not believe that any single trademark is material to Bayer’s business as a whole.

GOVERNMENTAL REGULATION
      Our business is subject to significant governmental regulation. Many of our products must be examined and approved by regulatory agencies for safety, environmental impact and effectiveness before we may market them. In addition all our operations must comply with applicable environmental regulations. Relevant regulations are typically of a national scope, although within the European Union (EU), a considerable degree of harmonization exists. The EU institutions have created a common regulatory framework that applies in all of the EU Member States (and that sometimes allows EU Member States to adopt more detailed and more stringent regulations), and has indirect harmonizing effects in certain other European countries.
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
      The Toxic Substance Control Act (TSCA) administered under the U.S. Environmental Protection Agency (EPA) regulates product registrations, called premanufacture notices (PMNs), for new industrial chemicals and polymers and can also regulate existing chemicals under test rules. In addition, the FDA food-contact regulations permit use of many of our chemicals and materials in food-contact applications. Furthermore, the EPA registers biocidal products for use in antimicrobial applications in addition to those for agricultural uses. For industrial chemicals and polymers in the United States, in order to insure proper use and handling, product safety is regulated by the Occupational Safety and Health Administration (OSHA). The OSHA Hazard Communication Standard requires information concerning the hazards of chemicals to be transmitted to our workers and customers through material safety data sheets and precautionary product labels for potential hazards from exposure to chemicals.
      Similarly, in the EU as well as in other regions, there are restrictive rules applying to areas including the production, marketing, processing, use and disposal of “dangerous substances and preparations”, food and feeding stuffs and the use of biocides.

Pharmaceutical Products
      Pharmaceutical products must be examined and approved by regulatory agencies for safety and efficacy before we may market them. Our pharmaceutical facilities require regulatory approval and are subject to periodic re-inspection. All our operations must comply with applicable quality and environmental regulations. For more information on how regulatory requirements may impact our business, refer to Item 3, Key Information — Risk Factors — Regulatory controls and changes in public policy may reduce the profitability of new or current products.
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
      Our Hematology/Cardiology business unit markets, among others, substances known as “biologicals.” Biologicals derive from biological sources (e.g., from human plasma or from cell lines genetically engineered to produce a specific protein). In the United States and other markets, biologicals are regulated under specific sets of regulations that contain unique requirements specifically for biologicals. For example, in order to minimize the risk of infectious disease transmission, human plasma-derived products require donor screening and plasma testing, as well as multiple manufacturing steps designed to remove viruses and other infectious agents. Biological products are chemically complex, often depending on a precise structure (e.g., the specific folding of a molecule) for their effectiveness. Regulations require us to subject these products to rigorous testing to ensure stability throughout their shelf life. Because biological products cannot withstand conventional sterilization techniques, we must use special processes to ensure sterility. Under applicable regulatory requirements, we must submit detailed documentation to demonstrate appropriate controls over our manufacturing facilities, including associated equipment and supporting utilities such as water supply and climate control.

Consumer Care Products
      Most Consumer Care products are subject to regulations similar to those in the Pharmaceuticals segment. In the United States, for example, the FDA and, in part, the Federal Trade Commission, oversee the marketing, manufacturing and labeling of Consumer Care products.

Diagnostics Products
      The products of the Diagnostics division are in vitro diagnostic (IVD) products, subject to regulatory controls similar to those governing the development and marketing of pharmaceutical products. In the United States, the FDA regulates IVD products as medical devices, through its Center for Devices and Radiological Health (CDRH), although the Center for Biologics Evaluation and Research (CBER) retains jurisdiction over medical devices intended for use in the diagnosis and monitoring of HIV infections. All manufacturers of medical devices must register their facilities with the FDA. Registered establishments are subject to periodic inspections by FDA investigators to ensure compliance with quality standards.
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
      In the EU, two Directives regulate these products. The Medical Device Directive governs diagnostic products that come in direct contact with the human body. The IVD Directive, as the name implies, applies to products used in vitro, that is those that do not come in direct contact with the human body. In Japan, a special section of the Pharmaceutical Affairs Law (PAL) regulates diagnostic products. The Japanese Ministry of Health is currently implementing significant ‘PAL reforms’ with which all IVD manufacturers and their Japanese representatives must comply. In Australia and Canada, the applicable laws and regulations are similar to the European model. Many countries in South America and Asia have regulatory requirements similar to those promulgated either by the FDA or the European Commission. All of these requirements involve product registration and approval and the reporting of adverse incidents and corrective actions.

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
      Three registration procedures with different regional coverage are available within the EU: In the centralized registration process (Centralized Procedure), after the dossier is submitted to the EMEA, the CVMP carries out a scientific evaluation. The CVMP opinion is then transmitted to the European Commission for its opinion, which, if also favorable, results in a binding decision for marketing authorization in all EU Member States. A company is obliged to use the Mutual Recognition Procedure if it intends to sell a medicinal product in more than one Member State, but not necessarily throughout the entire EU. A National Procedure can be used if a company wishes to license a product in just one Member State.

Crop Protection Products
      In most countries, Crop Protection products must obtain government regulatory approval prior to marketing. This regulatory framework seeks to protect the consumer, the operator and the environment. Strict standards are applied in the United States, Japan and in the EU. Because humans may be exposed to these products (for example, through residues on food), the safety assessment considers human risk as well. If the product is used on a food crop, a legal limit for chemical residue is established.
      It generally takes seven to nine years from discovery of a new crop protection product until the dossier is submitted to the appropriate regulatory authority for product approval. Afterwards, the authorities usually need another two to four years to evaluate the data submitted in order to decide whether a registration can be granted. The relatively long evaluation period, which may include new requirements imposed on a company after it has submitted a dossier for approval, shortens a company’s utilizable patent protection time. In some jurisdictions, part of the patent period lost due to the long regulatory process can be regained through the granting of a “supplemental protection certificate.”
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

Environmental Science Products
      In both the professional and the consumer pest control business, as in crop protection, our products must obtain regulatory approval prior to marketing. In most countries, Environmental Science products are regulated by authorities other than those which regulate the Crop Protection products. The regulatory requirements are often different from Crop Protection products, due to different routes of exposure. Generally, there has been an increase of regulatory requirements, in particular in the United States, Europe and Japan. To some extent, the regulatory dossiers developed for Crop Protection products with the same active ingredients can also be used for the regulatory purposes in the Environmental Science area.
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
      The review period for registration depends on the country and could vary from two to five years for a product containing a new active ingredient. These regulatory procedures may lead to an increase in the time period and costs involved with developing new Environmental Science products.

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
      The timeframe for approvals varies substantially around the world. The development of the regulatory dossier generally takes two to three years. In the United States, Canada and Japan, the review of a regulatory dossier will typically take another one to two years. After over five years of moratoria and regulation changes, the EU is now operating under its new procedures with dossiers advancing slowly. To date the only significant progress has been on importation uses. Approvals of biotechnology-derived products for agricultural growing in the EU are not expected for some time yet.
Proposed new EU Regulations
      We must comply with an increasing range of regulatory measures concerning testing, manufacturing and marketing of our products. In some countries, including the United States, regulatory controls have become increasingly demanding. We expect this trend to continue and expand to other countries.
      Within the European Union a new chemicals policy has been proposed and may become effective in 2007/2008. It will, if adopted, mandate a significant increase in administration and in the testing and assessment of all chemicals used, leading to increased costs and reduced operating margins for these products.
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
      A communication entitled “European Environment and Health Strategy” was published by the Commission of the EU in June 2003 (SCALE). The strategy is intended to reduce the burden of disease caused by environmental factors in the EU by identifying and preventing new health threats caused by environmental factors. In furtherance of this strategy, the Commission adopted the European Environment and Health Action Plan for 2004-2010 on June 9, 2004. Currently, specific consequences of SCALE on our business cannot be estimated, but we are monitoring further developments and participate in relevant stakeholder processes.
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
      In the United States, we are subject to potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA, commonly known as “Superfund”), the U.S. Resource Conservation and Recovery Act and related state laws for investigation and clean-up costs at a number of sites. At many of these sites, companies including Bayer have been notified that the EPA, the state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The clean-up process at many sites is ongoing. We regularly review the liabilities for these sites and have accrued those currently quantifiable costs.
      It is difficult to estimate the future costs of environmental protection and remediation because of uncertainties about the status of regulations and their future developments. Taking into consideration our experience and currently known facts, we believe that capital expenditures and remedial actions to comply with environmental regulations will not have a material adverse effect on our financial position, results of operations or cash flows. As of December 31, 2005, we had reserved €279 million for environmental matters.
      We believe that we are in substantial compliance with applicable health, safety and environmental laws and regulations. We devote considerable attention to the health and safety of our employees and the protection of public health and the environment. As a member of the International Council of Chemical Associations (ICCA) and the American Chemistry Council, Bayer is committed to the principles of the Responsible Care Global Charter, the chemical industry’s health, safety and environmental performance improvement initiative.
      While our compliance has not adversely affected our competitive position or business, we cannot predict the impact of possible future regulations. Although we have adopted measures to address the stricter regulations, such as increasing the efficiency of our internal research and development process in order to reduce the impact of extended testing on time-to-market, stricter regulatory regimes could delay product development or restrict marketing and sales.
ORGANIZATIONAL STRUCTURE
      As the management holding company of the Bayer Group, Bayer AG determines the long-term strategy for the Group and its subgroups and prescribes guidelines and principles for the corporate policy derived therefrom. Bayer AG holds equity interests in the subgroup management companies and the service companies (described below) and also in other domestic and foreign entities. The Bayer Group is managed by the four-member Board of Management of Bayer AG, which is supported by the Corporate Center. The Board of Management is responsible for the oversight of management and for the Group’s financial management.
      The Corporate Center, which provides services to the Board of Management and to the subgroup management companies, consists of the following corporate center functions: the Corporate Office; Communications; Investor Relations; Corporate Auditing; Corporate Human Resources & Organization; Corporate Development; Law & Patents, Insurance; Finance; Group Accounting and Controlling; Governmental & Product Affairs; and Regional Coordination.
      After the spin-off of the LANXESS subgroup, effective January 28, 2005, the Bayer Group conducts its business operations in the three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The management companies Bayer HealthCare AG, Bayer CropScience AG and Bayer MaterialScience AG, heading up the three subgroups, manage the business activities of the domestic and foreign affiliates assigned to them. Each subgroup is, within the framework of strategies, goals and guidelines determined by the Bayer AG Board of Management, an independent operating area with worldwide business accountability and its own management. Each of the subgroup management companies has entered into a control and profit and loss transfer agreement with Bayer AG.
      Three service companies, Bayer Technology Services GmbH, Bayer Business Services GmbH and Bayer Industry Services GmbH & Co. OHG (in which Bayer AG owns a 60 percent stake and LANXESS a 40 percent stake), provide support functions to the three subgroups as well as to Bayer AG.
      For more information on our current organizational structure, see the introduction to — Business.
Subsidiaries
      The financial statements of the Bayer Group as of December 31, 2005 included 283 consolidated companies, compared to 349 companies in 2004. With the deconsolidation of the LANXESS subgroup, 60 companies have left the Group in the first quarter of 2005.

      The following table lists Bayer AG’s principal consolidated subsidiaries as of December 31, 2005 and its beneficial ownership interest in each.

Bayer’s
Company Name and Place of Business	Interest

(%)
Germany
Bayer Business Services GmbH, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer HealthCare AG, Leverkusen	100
Bayer Industry Services GmbH & Co. OHG, Leverkusen	60
Bayer MaterialScience AG, Leverkusen	100
Bayer Technology Services GmbH, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
H.C. Starck GmbH, Goslar	100
Wolff Cellulosics GmbH & Co. KG, Walsrode	100

Other European Countries
Bayer Antwerpen Comm.V, Belgium	100
Bayer Consumer Care AG, Switzerland	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K	100
Bayer CropScience S.r.l., Italy	100
Bayer Diagnostics Europe Ltd., Ireland	100
Bayer International S.A., Switzerland	99.7
Bayer Pharma S.A.S., France	99.9
Bayer Polyols S.N.C., France	100
Bayer Public Limited Company, U.K	100
Bayer S.p.A., Italy	100
Bayer Santé Familiale S.A.S., France	100
Bayer SP.Z.O.O., Poland	100
Quimica Farmaceutica Bayer, S.A., Spain	100

North America
Bayer CropScience Inc., Canada	100
Bayer CropScience LP, USA	100
Bayer HealthCare LLC, USA	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, USA	100
Bayer Pharmaceuticals Corporation, USA	100
H.C. Starck Inc., USA	100

Bayer’s
Company Name and Place of Business	Interest

(%)
Asia/Pacific
Bayer Australia Limited, Australia	99.9
Bayer CropScience K.K., Japan	100
Bayer Korea Ltd., Republic of Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer Medical Ltd., Japan	100
Bayer South East Asia Pte Ltd., Singapore	100
Bayer Yakuhin, Ltd., Japan	100
H.C. Starck Ltd., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60

Latin America/ Africa/Middle East
Bayer (Proprietary) Limited, South Africa	100
Bayer CropScience Ltda., Brazil	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer S.A., Argentina	99.9
Bayer S.A., Brazil	99.9
Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100
      Also included in the consolidated financial statements are the following material associated companies:

Bayer’s
Company Name and Place of Business	Interest

(%)
GE Bayer Silicones GmbH & Co. KG, Germany	49.9
Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50.0
Palthough Industries (1998) Ltd., Israel	20.0
PO JV, LP, USA	42.7
Polygal Plastics Industries Ltd., Israel	25.8
PROPERTY, PLANTS AND EQUIPMENT
      We operate through a large number of offices, research facilities and production sites throughout the world. The principal executive offices of Bayer AG are located in Leverkusen, Germany. Our key production facilities are located in Germany and the United States. We also have other properties, including office buildings, laboratory and research laboratories and distribution centers throughout the world. For the major production and R&D facilities by segment please refer to — Markets and Distribution and — Research and Development for each of the segments.
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
      We believe that our production plants and manufacturing facilities have capacities adequate for our current and projected needs. In 2005, no assets of the Bayer Group were pledged to secure financial liabilities.

      The acquisition of the Roche’s global Consumer Health business — except for Japan — includes production sites in Germany, France, Morocco, Indonesia and Argentina. For further details on the acquisition refer to — History and Development of the Company.
      At the time of its spin-off, the LANXESS subgroup, which ceased to be part of the Bayer Group at the end of January 2005, operated production sites in about 18 countries. The sites were located on property owned or purchased by LANXESS, rented to LANXESS by Bayer or used by LANXESS based on hereditary building rights (Erbbaurechte). For further details on the spin-off, refer to  — History and Development of the Company or to Item 5, Operating and Financial Review and Prospects — Operating Results 2003, 2004 and 2005 — Discontinued Operations — LANXESS.
      The following table summarizes our major facilities by subgroup:

	Size of developed
	property in
	thousand square
Location	meters	Major use

Bayer HealthCare
Leverkusen, Germany	125	Formulation and packaging of pharmaceutical products
Wuppertal, Germany	448	Production of active ingredients for ethical pharmaceutical products, research and development
Berkeley, California	112	Production of recombinant FVIII
Myerstown, Pennsylvania	44	Formulation and packaging of Consumer Care products
Mishawaka, Indiana	32	Production of instruments for Diabetes Care division
Bayer CropScience
Monheim, Germany	651	Research and development for Crop Protection and Environmental Science, headquarters of Bayer CropScience
Frankfurt, Germany	261	Research and development as well as production and formulation for Crop Protection and Environmental Science
Dormagen, Germany	140	Production and formulation for Crop Protection and Environmental Science
Kansas City, Missouri	732	Production and formulation for Crop Protection and Environmental Science
Haelen, The Netherlands	500	Research and development as well as production for BioScience (Seeds)
Bayer MaterialScience
Krefeld-Uerdingen, Germany	208	Production of polycarbonates, diphenylmethane diisocyanates, chlorine, caustic soda, hydrochloric acid and hydrogen
Baytown, Texas	1,628	Production of base- and modified isocyanates, polycarbonates, diphenylmethane diisocyanates, toluene diisocyanates, chlorine, caustic soda, hydrochloric acid and hydrogen
Dormagen, Germany	264	Production of modified isocyanates, resins, polycarbonate films, toluene diisocyanates, polyether, thermoplastic polyurethanes, chlorine, caustic soda, hydrochloric acid and hydrogen
Antwerp, Belgium	639	Production of polycarbonates, aniline, nitrobenzene and polyether
Brunsbüttel, Germany	137	Production of diphenylmethane diisocyanates, toluene diisocyanates, chlorine, hydrochloric acid and hydrogen

      Since the end of 2003, Bayer MaterialScience has been expanding capacities and establishing large-scale facilities at its integrated production site in Caojing, China (near Shanghai), as presented in the following table:

	Plant Capacity	Start-Up	Status

	(in kt)
Coatings, Adhesives, Sealants (Desmodur® N)	12	April 2003	In operation
Coatings, Adhesives, Sealants (Desmodur® L)	11	January 2005	In operation
Polycarbonates (Compounding)	40	July 2005	In operation
Polycarbonates (PCS Phase I)	100	expected: 2nd quarter 2006	Under construction
Polyurethanes (MDI Phase I, MMDI-Splitter)	80	expected: 3rd quarter 2006	Under construction
Coatings, Adhesives, Sealants (HDI-4)	30	expected: January 2007	Under construction
Polyurethanes (MDI Phase II)	350	2008
Polycarbonates (PCS Phase II)	100	2008
Polyurethanes (TDI)	160	2009
      For information on environmental issues relating to Bayer’s properties see Information on the Company — Governmental Regulation — Health, Safety and Environmental Regulations. Additional information regarding Bayer’s property, plant and equipment is contained in Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2003, 2004 and 2005 — Capital expenditures and in Note 20 to the consolidated financial statements appearing elsewhere in this annual report.
Item 4A.     Unresolved Staff Comments
      None.

Item 5.     Operating and Financial Review and Prospects
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
      In connection with the adoption of IFRS 5, as well as the application of related IFRS standards, the financial information presented in this annual report for 2003, 2004 and 2005 only reflects continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations. The 2003 and 2004 figures for operating result, non-operating result, operating expenses and related key figures have been restated to give effect to this new form of presentation and to new IFRS accounting standards adopted in 2005 that require retrospective application. For more details, refer to — Basis of Presentation — Effects of new accounting pronouncements and Note 3 to the consolidated financial statements appearing elsewhere in this annual report.
OVERVIEW
      We are a global company focusing on our strengths in the fields of health care, nutrition and innovative materials. Our goal is to strengthen the competitiveness of our businesses in the HealthCare, CropScience and MaterialScience subgroups by concentrating on the special needs of these businesses.
      Bayer comprises the parent company, Bayer AG of Leverkusen, Germany, and approximately 280 consolidated subsidiaries. After the spin-off of the LANXESS subgroup, we are organized into eight business segments — Pharmaceuticals, Biological Products (known as Pharmaceuticals effective January 1, 2006); Consumer Care; Diabetes Care, Diagnostics; Animal Health; Crop Protection; Environmental Science, BioScience; Materials and Systems. For further information on our organizational structure, see Item 4, Information on the Company — Business and  — Organizational Structure.
      To streamline our portfolio and to concentrate on our core businesses, we selectively divest businesses and assets that no longer fit our strategic plan. For our principal acquisitions and divestitures during the last three years, refer to Item 4, Information on the Company — History and Development of the Company and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report.
      At the end of January 2005, the LANXESS subgroup was spun off from, and ceased to be part of, the Bayer Group. LANXESS AG is now a legally independent company. The shares of LANXESS AG have been listed on the Frankfurt Stock Exchange since January 31, 2005. For more details on the spin-off, please refer to — Operating Results 2003, 2004 and 2005 — Discontinued Operations.
CRITICAL ACCOUNTING POLICIES
      The preparation of the financial statements for the Bayer Group requires the use of estimates and assumptions. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets, the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, inventory valuations, sales allowances, product liability and guarantees. Estimates are based on historical experience and other assumptions that are considered reasonable under the circumstances. Actual values may vary from the estimates. The estimates and the assumptions are continually reviewed.
      To enhance the information content of the estimates, certain provisions that could have a material effect on the financial position, results of operations or cash flows of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect uncertainty about the likelihood of the assumed events actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note 28 to the consolidated financial statements appearing elsewhere in this annual report.
      Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group’s financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The main accounting and valuation policies used by the Bayer Group are outlined in Note 4.3 to the consolidated financial statements appearing elsewhere in this annual report. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Company considers that the following accounting policies should be considered critical accounting policies.
Intangible assets and property, plant and equipment
      At December 31, 2005 the Bayer Group had intangible assets with a net carrying amount of €7,688 million including goodwill of €2,623 million (Note 19), and property, plant and equipment with a net carrying amount of €8,321 million (Note 20). Intangible assets with finite useful lives and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue. Further, until the end of fiscal 2004, the Bayer Group amortized goodwill arising from business combinations with an agreement date prior to March 31, 2004 over its scheduled useful life. This practice was discontinued effective January 1, 2005 in compliance with IFRS 3 (Business Combinations) and the revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), which prohibit the amortization of goodwill and other intangible assets with indefinite useful lives.
      Intangible assets with finite useful lives and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and intangible assets with indefinite useful lives must be tested annually for impairment. In compliance with IAS 36 (Impairment of Assets), impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the capital structure of the relevant subgroup. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is presented in Note 4.5 to the consolidated financial statements appearing elsewhere in this annual report.
      To illustrate the Bayer Group’s impairment loss measurement, if the actual present value of future cash flows were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment would have to be impaired by €48 million. The present value of future cash flows measures an asset’s “value in use”, i.e., its value based on our continuing use of the asset and its retirement at the end of its useful life. In the Systems segment, the net carrying amount of goodwill would have to be impaired by €5 million and that of other intangible assets by €19 million. If the weighted average cost of capital used for the impairment test were increased by 10 percent, it would not affect the net carrying amounts of the strategic business entities’ assets.

      Estimates are also used in the course of acquisitions to determine the fair value of the assets and liabilities acquired. Land, buildings and equipment are usually appraised independently, while marketable securities are valued at market price. If any intangible assets are identified, depending on the type of asset and the complexity of determining its fair value, Bayer either consults with an independent external valuation expert or develops the fair value internally, using an appropriate valuation technique which is generally derived from a forecast of the total expected future net cash flows. Assets may be valued using methods based on cost, market price or net present value, depending on the type of asset and the availability of information. The valuation method based on net present value (income approach) is particularly important with respect to intangible assets. Trademarks and licenses, for example, are valued by the relief-from-royalty method, which includes estimating the cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings.
      Although the Board of Management of Bayer AG believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates and its estimations of the discounted future cash flows are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends expected by the Board of Management of Bayer AG reverse.
Research and development
      In addition to the in-house research and development activities, various research and development collaborations and alliances are maintained with third parties; these collaborations and alliances involve the provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before approvals are received are not satisfied, and these costs, too, are therefore expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, considerable judgment is involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are capitalized.
Net sales
      The nature of the Bayer Group’s business activities means that the structure of many sales transactions is complex. Sales are recognized upon transfer of risk or rendering of services to third parties. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs. It is customary to grant price discounts in the normal course of business. Allocations to provisions for discounts and rebates to customers are recognized in the same period in which the related sales are recorded based on the contract terms, using a consistent method. The cost of such sales incentives is estimated on the basis of historical experience with similar incentive programs. For rebates, provisions are recorded based upon the experience ratio to the respective period’s sales to determine the rebate accrual and related expense. Provisions related to the Group’s trade accounts amounted to €648 million on December 31, 2005.
      Some of the Bayer Group’s revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as miscellaneous liabilities and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments linked to the achievement of a significant and substantive technical/ regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partially on the basis of assumptions.

Pensions and other post-employment benefits
      Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently-administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefit plans. In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e., financed by provisions (accruals), or funded, i.e., financed through pension funds. Statistical and actuarial methods are used to anticipate future events in calculating the expenses and liabilities related to the plans. These calculations include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases.
      The interest rate used to discount post-employment benefit obligations to present value is derived from the yields of senior, high-quality corporate bonds in the respective country at the balance sheet date. These generally include AA-rated securities. The discount rate is based on the yield of a portfolio of bonds whose weighted residual maturities approximately correspond to the duration necessary to cover the entire benefit obligation. If AA-rated corporate bonds of equal duration are not available, a discount rate equivalent to the effective interest rate for government bonds at the balance sheet date is used instead but increased by about 0.5 to 1.0 percentage point since corporate bonds generally provide higher yields by virtue of their risk structure.
      Determination of the discount rate is also based on the average yield for a bond portfolio corresponding to the expected cash outflows from the pension plans.
      The assumption for the expected return-on-assets reflects a long-term outlook for global capital market returns that corresponds to the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared toward regulatory compliance and toward maintaining the risk structure corresponding to the benefit obligations. To this end, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.
      Statistical information such as withdrawal and mortality rates is also used in estimating the expenses and liabilities under the plans. Because of changing market and economic conditions, the expenses and liabilities actually arising under the plans in the future may differ materially from the estimates made on the basis of these actuarial assumptions. The plan assets are partially comprised of equity and fixed-income instruments. Therefore, declining returns on equity markets and markets for fixed-income instruments could necessitate additional contributions to the plans in order to cover future pension obligations. Also, higher or lower withdrawal rates or longer or shorter life of participants may have an impact on the amount of pension income or expense recorded in the future. On December 31, 2005, the present value of provisions for pensions and other post-employment benefits payable under defined benefit plans was €15,561 million. Further details on pension provisions and their interest rate sensitivity are provided in Note 28 to the consolidated financial statements appearing elsewhere in this annual report.
Doubtful accounts
      Doubtful accounts are reported at the amounts likely to be recoverable based on historical experience of customer default. As soon as it is learned that a particular account is subject to a risk over and above the normal credit risk (e.g., low creditworthiness of customer, dispute as to the existence or the amount of the claim, non-enforceability of the claim for legal reasons etc.), the account is analyzed and written down if circumstances indicate the receivable is uncollectible. Accumulated write-downs of receivables amounted to €348 million as of December 31, 2005.
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
      It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, Bayer believes the provisions to be adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position, results of operations or cash flows. Group provisions for environmental protection measures amounted to €279 million on December 31, 2005. Further information on environmental provisions can be found in Note 29.2 to the consolidated financial statements appearing elsewhere in this annual report.
Litigation provisions
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
      Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
      Provisions for litigation-related expenses totaled €663 million on December 31, 2005. Further details on legal risks are contained in Item 8, Financial Information — Legal Proceedings and in Note 35 to the consolidated financial statements appearing elsewhere in this annual report.

Income taxes
      To compute provisions for taxes, estimates have to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences and tax losses can be utilized to offset taxable income. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes what it believes to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile. On December 31, 2005, net liabilities for current tax payments amounted to €381 million, and net deferred tax assets amounted to €1,418 million. Further information on income taxes is provided in Note 16 to the consolidated financial statements appearing elsewhere in this annual report.
OPERATING RESULTS 2003, 2004 AND 2005
Introduction

Most significant drivers of our sales, results of operations and cash flows in 2005
      The most significant drivers of our sales, results of operations and cash flows in 2005 were:

•	The general economic situation and improvements in the business climates in the industries of some of our customers in the course of 2005;

•	Raw materials, pricing — i.e., the effects on our results of operations of the increased prices of petrochemical raw materials, other precursors and energy;

•	Effects on net sales from acquisitions and divestitures — particularly our acquisition of Roche’s Consumer Health business and our spin-off of LANXESS;

•	Our incurrence of other charges that we view as special, consisting primarily of provisions established and other expenses incurred in connection with legal matters (special charges did not affect our sales, results of operations and cash flows to the same extent as they did in 2003, when we incurred substantial impairment charges, unscheduled amortization expenses and other write-downs), which are discussed in — Reconciliation from operating result to operating result before special items.
      In addition, changes in exchange rates — i.e., the effects on our results of operations of the strengthening of the euro against other currencies — have in recent years been a significant driver of our results of operations. In 2005, these changes were less significant.

General Economic Situation
      The global economy continued to grow strongly in 2005. Following a slight downswing in the second quarter, rapid expansion continued for the remainder of the year. The uncertainty caused by several sharp rises in the price of oil, particularly in the first half of the year, did not completely negate the positive underlying trend. Two of the world’s major growth engines, the United States and China, once again performed very well, stimulating other countries’ economies with their demand for imports. The overall business environment in the industrialized countries was further buoyed by favorable monetary conditions. Despite moderate increases in interest rates in the United States and Europe during the year, interest-rate policy as a whole, had a stimulating effect on the economy.

Raw Materials, Pricing
      The single most important factor that affects our costs is the price of raw materials for our products. Petrochemical feedstocks are important raw materials in many of our products, especially in our Materials and Systems segments. We do not produce petrochemical raw materials. For this reason and due to the volatility of oil and petroleum commodity and futures markets in recent years, our single greatest raw materials sensitivity is to fluctuations in the price of petrochemicals and related derivative products. In 2005, these prices were approximately 10 percent above the average prices in 2004. During the same period, the average annual crude oil price (IPE Brent) increased by approximately 30 percent.

Effects on net sales from acquisitions and divestitures
      Acquisitions and divestitures during 2005 and 2004 had a positive effect on net sales in 2005 of €2,070 million, and acquisitions and divestitures during 2004 and 2003 had a negative effect on net sales in 2004 of €224 million. These portfolio changes affected the comparison between the three years’ sales figures as shown in the following two tables:

Change in
2005
from 2004

(Euros in
millions)
Acquisitions
Roche	1,061
Gustafson (remaining 50 percent acquired in 2004)	25
BaySystems	7

1,093

Divestitures
Nutritions, Spain (divested in 2004)	(4)

Net sales to LANXESS after the spin-off on January 31, 2005 (in 2004, sales to LANXESS were classified as internal sales)	981

Net effects on sales	2,070

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

Reconciliation from operating result to operating result before special items
      In the consolidated operating results information we present below, we report, in addition to our operating result, a measure of operating result that excludes impairment charges and write-downs, restructuring charges and unscheduled amortization, portfolio changes and other charges that we view as special (consisting primarily of provisions established and other expenses incurred in connection with legal matters), all of which we refer to as “special items”. “Operating result before special items” is defined neither under IFRS nor under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under the rules of the Securities and Exchange Commission (SEC) “operating result before special items” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any IFRS or U.S. GAAP financial measure. We believe the most comparable IFRS and U.S. GAAP measure is operating result. We present “operating result before special items”, both on a consolidated and on a segment basis, because we believe that doing so assists readers in understanding the performance of our business without the large impacts on the operating result figures resulting from our decisions to reorient our business and from certain expenses (such as some of our impairments and provisions and expenses in respect of legal matters). Readers should consider “operating result before special items” in conjunction with operating result recorded on our income statement. Due to the application of new International Financial Reporting Standard IFRS 5, all figures presented below are reported for our continuing business only. The special items described in this section therefore only relate to our continuing business operations. For information on the significant charges relating to our discontinued operations that were classified as special items in previous years, please refer to — Discontinued Operations.

      The following table shows our operating result, the special items and our operating result before special items.

	2003	2004	2005

	(Euros in millions)
Operating result	575	1,875	2,812
Impairment charges and write-downs	(622)	0	0
Restructuring charges and unscheduled amortization	(405)	(82)	(127)
Portfolio changes	458	(40)	(72)
Other charges	(495)	(120)	(289)

Total special items	(1,064)	(242)	(488)
Operating result before special items	1,639	2,117	3,300

Impairment charges and write-downs
      In 2005, we did not incur any impairment charges or write-downs. All impairment charges and write-downs incurred by us in 2004 related to our discontinued businesses LANXESS and the U.S. activities of our former plasma business. They therefore do not appear in our operating result from continuing operations.
      In 2003, we recognized charges related to impairments and other asset write-downs of €622 million relating to portions of our polymers activities that remained with the Bayer Group after the LANXESS spin-off and now form part of our Systems segment.
      For details on those impairment charges and write downs in 2003 and 2004 that relate to LANXESS and the U.S. activities of our former plasma business, please refer to — Discontinued Operations.

Restructuring charges and unscheduled amortization
      In 2005, we incurred charges in connection with restructuring measures and unscheduled amortization totaling €127 million. The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2005 according to the businesses and activities to which they relate:

	Severance	Unscheduled	Other
Activity/ Business in 2005	Payments	Amortization	Charges	Total

	(Euros in millions)
Reorganization of the polyurethanes business	0	0	33	33
Restructuring measures relating to CropScience activities in France	23	0	0	23
Consolidation of smaller CropScience sites in the United States	7	2	3	12
Relocation of headquarters of the Diabetes Care division to Tarrytown, New York	7	12	0	19
Reduction in useful economic life of licenses and inventory write-down	0	15	3	18
Restructuring of pharmaceutical activities in West Haven, Connecticut and Wuppertal, Germany	0	17	5	22

Totals	37	46	44	127

      In 2004, we incurred charges in connection with restructuring measures and unscheduled amortization totaling €82 million. The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2004 according to the businesses and activities to which they relate:

	Severance	Unscheduled	Other
Activity/ Business in 2004	Payments	Amortization	Charges	Total

	(Euros in millions)
Restructuring of the pharmaceutical research and development activities	24	0	0	24
Closure of major parts of a production facility in Hauxton, U.K.	5	7	1	13
Personnel reductions in connection with the Schering-Plough alliance	32	0	13	45

Totals	61	7	14	82

      In 2003, we incurred charges in connection with restructuring measures and unscheduled amortization totaling €405 million. The following table allocates the restructuring charges and unscheduled amortization of fixed assets and intangibles we recognized in 2003 according to the businesses and activities to which they relate:

	Severance	Unscheduled	Other
Activity/ Business in 2003	Payments	Amortization	Charges	Total

	(Euros in millions)
Closure of research facilities in Kyoto, Japan and Berkeley, California	10	101	28	139
Continued integration of businesses acquired in 2002 from Aventis CropScience	100	2	0	102
Personnel adjustments in Polymers area	28	0	0	28
Plant closure in West Haven, Connecticut	8	21	3	32
Closure of the polyether production site at Institute, West Virginia	3	12	4	19
Further ongoing restructuring programs to improve profitability	0	5	36	41
Totals	149	141	71	361

Write-downs on enterprise management systems	0	44	0	44

Totals	149	185	71	405

Portfolio changes
      Acquisition and disposition activities also affect our results of operations, and are responsible for substantial fluctuations in our results from year to year. In connection with our strategic reorientation and focus on our core businesses, we have been disposing of numerous businesses, investments and participations. Our most recent transactions are described in Item 4, Information on the Company — History and Development of the Company. Our special items in connection with changes in our portfolio (other than those resulting from discontinued operations) had a net negative effect of €72 million in 2005 and €40 million in 2004, and a positive effect of €458 million in 2003.
      Our special items in connection with changes in our portfolio in 2005 were €71 million in costs for the integration of the consumer health business acquired from Roche, €13 million in charges relating to the LANXESS spin-off and a €12 million gain from the sale of business activities by Bayer Industry Services.
      Our special items in connection with changes in our portfolio in 2004, with a net negative effect of €40 million, included €77 million in charges for the stock exchange listing of LANXESS and €51 million in gains from sales of licenses.

      Our special items in connection with changes in our portfolio in 2003, with a net positive effect of €458 million, comprised mainly the disposition of a large part of our global household insecticides business (€256 million), the disposition of real estate in Germany, Belgium, Spain and the United States (€109 million) and divestment of products in connection with the Aventis CropScience acquisition (€46 million). The remaining €47 million primarily comprised the sale of our interest in the PolymerLatex Group and the sales of rights to brands.

Other charges
      Other charges in 2005 that we view as special, had a net negative effect of €289 million and consisted primarily of provisions established and other expenses incurred totaling €451 million. These provisions and other expenses relate to several legal matters discussed in Item 8, Financial Information — Legal Proceedings. The most significant charges related to the establishment of provisions in connection with antitrust proceedings for polymer products (€336 million). In connection with HealthCare products we had litigation-related expenses totaling €105 million in 2005. Furthermore, we had one-time charges of €106 million arising from the termination of the co-promotion agreement with GlaxoSmithKline for Levitra® outside the United States. The charges were partially offset by a one-time non-cash gain of an aggregated €283 million due to changes to our pension plans in the United States and Germany.
      In 2005, Bayer continued the reorganization of its corporate pension systems around the world, particularly in Germany and the United States. In the United States defined-benefit plans were replaced with a pure defined-contribution plan. The changes resulted in one-time pre-tax gain of €283 million, after offsetting minor effects of the adjustment of pension systems in Germany. The amount impacts all segments. For further details on the changes, please refer to Note 28 to the consolidated financial statements presented elsewhere in this annual report.
      Our 2004 charges of €120 million primarily comprised provisions established and other expenses incurred totaling €139 million relating to a number of the legal matters discussed in Item 8, Financial Information — Legal Proceedings, including €47 million in Lipobay/ Baycol charges. The charges were partially offset by gains from curtailment of pension plans amounting to €48 million.
      The primary components of the other charges totaling €495 million in 2003 included a €300 million charge taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/ Baycol. The remaining €195 million primarily comprised expenses incurred in relation with staff reductions through special early retirement and further Lipobay/ Baycol charges.

Changes in Exchange Rates
      Our net sales and our operating result are generally affected by changes in exchange rates. Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro zone currencies, we have exposure to fluctuations in the values of these currencies relative to the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, but also fluctuations in the currencies of the countries in which we have significant operations and/or sales, can have a material impact on our results of operations. We face both transaction risk, where our businesses generate sales in one currency but incur costs relating to that revenue in a different currency, and translation risk, which arises when we translate the income statements of our subsidiaries into euro for inclusion in our financial statements. We do not quantify the effects on our financial statements of transaction risks. Translation risks, which we do quantify and against which we do not hedge, do not affect our local currency cash flows or results of operations, but do affect our consolidated financial statements. For further information on transaction and translation risk, see Item 11, Quantitative and Qualitative Disclosures about Market Risk — Currency Risk.

      The following table sets forth the exchange rates for the euro of currencies important for our results of operations during 2005:

	Units of Foreign Currency per Euro

			Average For the
			Year Ended
	At December 31,		December 31,

	2004	2005	2004	2005

Argentinean peso	4.05	3.57	3.66	3.64
Brazilian real	3.62	2.76	3.64	3.04
British pound	0.71	0.69	0.68	0.68
Canadian dollar	1.64	1.37	1.62	1.51
Japanese yen	139.65	138.90	134.40	136.86
Mexican peso	15.23	12.59	14.04	13.58
Swiss franc	1.54	1.56	1.54	1.55
U.S. dollar	1.36	1.18	1.24	1.24
      The translation effects of these exchange rate changes had a positive impact on our sales in 2005, increasing them by €0.3 billion (compared to a decrease of €1.0 billion in 2004 and €1.8 billion in 2003). The discussion of our operating results below includes sales figures adjusted for these translation effects. These adjusted sales figures represent the sales that we would have generated had the average exchange rates we used to translate our non-euro denominated revenues into euros remained constant in the year under review as compared with the previous year. For further information concerning our exchange rate exposure, see Item 11, Quantitative and Qualitative Disclosures about Market Risk.
Discontinued Operations

Reporting of Discontinued Operations
      In the financial statements and other financial information included in this annual report, LANXESS and our U.S. plasma activities are reported under discontinued operations in accordance with IFRS 5 and other applicable standards. IFRS 5 requires reporting to be based primarily on continuing operations, while “disposal groups” (groups of assets and liabilities, which we intend to dispose of in a single transaction) and discontinued operations are to be stated separately in a single line item on the balance sheet and income statement. The individual items of the income statement such as sales, functional costs and non-operating result therefore reflect only continuing operations of the Bayer Group.
      For further explanation on IFRS 5, please refer to Note 3 to the consolidated financial statements included elsewhere in this annual report.

LANXESS
      At the end of January 2005, we spun off the LANXESS subgroup to our stockholders, LANXESS thereupon ceased to be part of the Bayer Group. The shares of LANXESS AG have been listed on the Frankfurt Stock Exchange since January 31, 2005.
      In November 2003, Bayer announced that it intended to maintain its focus on its core businesses and therefore combined the former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with certain parts of the former Bayer Polymers business in a new company. LANXESS was created with economic effect from July 1, 2004. Wolff Walsrode and H.C. Starck were grouped together with the remaining parts of the Bayer Polymers business in a wholly-owned subsidiary of the Bayer Group called Bayer MaterialScience. Throughout 2004, LANXESS businesses were operated as the LANXESS segment of the Bayer Group. This segment had a comprehensive product portfolio in polymers and basic, specialty and fine chemicals.
      The LANXESS subgroup was deconsolidated from the Bayer Group effective January 31, 2005 and is no longer included in the balance sheet as of December 31, 2005. For the comparative periods of 2004 and 2003,

LANXESS is reported separately in balance sheet line items titled “Assets held for sale and discontinued operations” and “Liabilities directly related to assets held for sale and discontinued operations”. Net earnings of the LANXESS group for the month of January 2005 are recognized in Bayer Group net income for 2005. In the income and cash flow statements for 2005, as well as for the comparative periods of 2004 and 2003, LANXESS is reported under discontinued operations. Since February 1, 2005, sales from Bayer companies to LANXESS are reported as external net sales.
      LANXESS had net sales of €503 million in 2005 (for January only), €6,053 million in 2004 and €5,776 million in 2003. Operating results of LANXESS were €62 million in 2005 (for January only), €78 million in 2004 and minus €1,288 million in 2003. The 2003 result was diminished in particular by impairment charges of €988 million. The income from discontinued operations after taxes attributable to LANXESS was €38 million in 2005 (for January only), minus €4 million in 2004 and minus €973 million in 2003.
      In both 2004 and 2003 we reported expenses and income for LANXESS that we considered to be special items. In 2004, these items had a net effect of minus €99 million on our income statement and primarily comprised a €40 million provision for environmental protection measures and a €20 million litigation-related expense in connection with an investigation into prices for rubber products. In addition, the total amount included €68 million in impairment charges, which were partly offset by adjustments of €29 million in connection with the 2003 impairments relating to our former polymers and chemicals activities. In 2003, special items had a net effect of minus €1,204 million and primarily consisted of impairment charges of €988 million and charges of €97 million for personnel-related measurement.
      For a discussion of the risks and uncertainties that continue to face us in connection with the LANXESS spin-off, please see Item 3, Key Information — Risk Factors — Our transactions relating to LANXESS expose us to continuing liability and Item 10, Additional Information — Material Contracts.

Plasma activities
      At the end of March 2005, Bayer divested the U.S. plasma operations of its Biological Products division to two U.S. financial investors, Cerberus Capital Management, L.P., New York, New York and Ampersand Ventures, Wellesley, Massachusetts. The agreement covers the products, facilities and employees representing the plasma portion of the division. The remaining portion, consisting of our Kogenate® business, is not affected by this agreement and, effective January 1, 2006, forms part of our Pharmaceuticals division. All plasma activities in the United States were transferred to Talecris BioTherapeutics, Inc., a corporation newly formed by the two investors, that began operations on April 1, 2005. In most of the countries outside of the United States Bayer will continue to distribute plasma products.
      2005 net earnings from the discontinued U.S. plasma operations are included in Bayer Group net income through March 31, 2005. These results include adjustments in connection with the purchase price. To account for the final agreement signed at the end of March 2005, we adjusted the previous year’s presentation to show the continued non-U.S. distribution as part of our continuing operations. In our financial statements for 2005 only the U.S. plasma business is reflected in discontinued operations. Revenues from our marketing activities for plasma products outside the United States are reflected in sales from continuing operations of our Pharmaceuticals, Biological Products segment. The comparative periods 2004 and 2003 have been adjusted to reflect the inclusion of non-U.S. distribution in continuing operations.
      The U.S. plasma operations had net sales of €124 million in 2005 (through March 31 only), €427 million in 2004 and €374 million in 2003. Operating result of the U.S. plasma activities was minus €2 million in 2005 (through March 31 only), minus €97 million in 2004 and minus €392 million in 2003. The loss from discontinued operations after taxes attributable to the U.S. plasma operations was €1 million in 2005 (through March 31 only), €63 million in 2004 and €269 million in 2003.
      Expenses reported as special items in the previous annual report amounted to €71 million in losses and €24 million in write-downs in connection with the divestment of the plasma business in 2004 and an impairment charge of €317 million in 2003.

      The following table sets forth net sales, operating result and income (loss) from discontinued operations after tax attributable to LANXESS and the U.S. activities of our former plasma business for the three years under review. For further information, refer also to Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report.

	LANXESS			Plasma			Total Discontinued Operations

	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(Euros in millions)			(Euros in millions)			(Euros in millions)
Net sales	5,776	6,053	503	374	427	124	6,150	6,480	627
Operating result	(1,288)	78	62	(392)	(97)	(2)	(1,680)	(19)	60
Special items	(1,204)	(99)	—	(317)	(95)	—	(1,521)	(194)	—
Net income (loss)	(973)	(4)	38	(269)	(63)	(1)	(1,242)	(67)	37
Affected segments	(LANXESS)			Pharmaceuticals, Biological Products

Bayer Group
      In accordance with the new accounting standard IFRS 5 and other applicable IFRS standards, the financial information presented for 2003, 2004 and 2005 only reflects continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations. Furthermore, the figures for 2003 and 2004 have been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect a change in presentation of our former plasma business. Our non-U.S. plasma operations, which had previously been classified as “discontinuing operations”, are now included in “continuing operations” (For details, please refer to — Discontinued Operations). Moreover, the LANXESS spin-off in early 2005 and the acquisition of Roche’s Consumer Health business led to a shift in the relative sizes of our business in terms of sales, operating result and assets. We therefore changed our segment structure and reporting with effect from January 1, 2005. We restated our segment reporting for 2003 and 2004 to correspond to the new structure in compliance with IAS 14 (Segment Reporting).
      The following table shows sales and income for Bayer as a whole.

		Change from		Change from
	2003(a)	Previous Year	2004(a)	Previous Year	2005(b)

		(%)		(%)
	(Euros in millions)
Net sales	22,417	3.8	23,278	17.6	27,383
Gross profit	10,638	2.1	10,857	13.8	12,356
as percentage of sales (%)	47.5		46.6		45.1
Selling expenses	(5,515)	5.0	(5,240)	(9.0)	(5,713)
Research and development expenses	(2,190)	12.0	(1,927)	2.1	(1,886)
General and administrative expenses	(1,410)	(0.8)	(1,421)	(1.6)	(1,444)
Other operating income	1,073	(31.0)	740	7.3	794
Other operating expenses	(2,021)	43.9	(1,134)	(14.2)	(1,295)
Operating result	575	—	1,875	50.0	2,812
as percentage of sales (%)	2.6		8.1		10.3
Non-operating result	(708)	7.8	(653)	6.1	(613)
Income before income taxes	(133)	—	1,222	80.0	2,199
Income from continuing operations after taxes	(49)	—	749	108.0	1,558
Income from discontinued operations after taxes	(1,242)	94.6	(67)	—	37
Group net income (total)	(1,303)	—	685	133.1	1,597

(a)	2003 and 2004 data have been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect the LANXESS spin-off and the sale of the U.S. plasma operations in accordance with IFRS 5 and other applicable IFRS standards. For further information on these restatements, see — Discontinued Operations and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report.

(b)	The Consumer Health business acquired from Roche is reflected in the income statement with effect from January 1, 2005.

      The following table shows a geographical breakdown of our sales from continuing operations based on where we sold our products.

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Europe	9,110	7.3	9,775	22.0	11,930
North America	6,981	(6.7)	6,512	12.7	7,340
Asia/Pacific	3,625	9.3	3,962	15.5	4,578
Latin America/ Africa/Middle East	2,701	12.1	3,029	16.7	3,535

2005 compared with 2004

Net Sales
      Net sales represent the gross inflow of economic benefits that are recognized upon the transfer of risk or rendering of services to third parties. Net sales excludes rebates and discounts that we give our customers, as well as the amounts that we collect on behalf of third parties, such as sales taxes, goods and services taxes and value added taxes. Net sales of the Bayer Group rose by 17.6 percent, or €4,105 million, to €27,383 million in 2005, compared with €23,278 million in 2004. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales would have increased by 16.4 percent. In comparison with 2004, price increases of 7.0 percent that were primarily attributable to MaterialScience led to an increase of €1,647 million in net sales. Changes in our portfolio of businesses, primarily relating to the Consumer Health business acquired from Roche and our spin-off of LANXESS (leading to a reclassification of sales to LANXESS from “inter-segment sales” to “external sales”), accounted for an increase of €2,070 million (8.9 percent) in our net sales.

Gross Profit
      Gross profit represents net sales after deducting cost of goods sold. Cost of goods sold include the production costs of goods sold and the cost of goods purchased for resale. The cost of goods sold and services provided increased by 21.0 percent in 2005 to €15,027 million, due mainly to the overall growth in our business, in particular in our MaterialScience business, and due to the changes in our portfolio, primarily relating to the acquisition of Roche’s Consumer Health business and the LANXESS spin-off (analogous to presenting sales to LANXESS as external sales, costs of goods sold increased because of related costs). The ratio of the cost of goods sold to total net sales was 54.9 percent, compared with 53.4 percent in the previous year. The single largest driver of this increase was higher raw material prices.

Operating Result
      Operating result represents gross profit after deducting selling expenses, research and development expenses, general administration expenses and other operating income and expenses.
      Selling expenses increased by €473 million, or 9.0 percent, to €5,713 million, primarily due to higher marketing and distribution costs in our HealthCare and MaterialScience businesses.
      Research and development expenses declined by €41 million, or 2.1 percent to €1,886 million, mainly because of our concentration on our strategic core businesses within Bayer HealthCare and Bayer CropScience.
      General administration expenses increased by €23 million, or 1.6 percent, to €1,444 million, due primarily to the acquisition of Roche’s Consumer Health business. The resulting increase in cost could only partly be offset by cost reduction measures.
      Other operating income increased by €54 million, or 7.3 percent, to €794 million, mainly due to gains from changes to our pension systems in the United States and Germany (€283 million). In 2004, other operating income included €169 million gains relating to pension and €51 million in gains from sales of licenses.

      Other operating expenses increased by €161 million, or 14.2 percent, to €1,295 million. The expenses included the establishment of provisions in connection with antitrust proceedings involving products in the polymers area (€336 million) and litigation-related expenses in connection with HealthCare products (€105 million). Other operating expenses in 2004 included provisions established and other expenses incurred totaling €139 million in connection with a number of legal matters. Moreover, in 2004 amortization of goodwill and intangible assets with indefinite useful lives under former IFRS regulations accounted for €185 million.
      Operating result improved by 50.0 percent, or €937 million, to €2,812 million in 2005, compared with €1,875 million in 2004. The largest contributions to the growth in operating result were made by the Materials (€340 million) and Systems segments (€388 million) and resulted largely from price increases. Special items had a net negative effect of €488 million on our operating result, compared with €242 million in 2004. For a breakdown of these special items, see — Introduction — Reconciliation from operating result to operating result before special items. Operating result before special items climbed by 55.9 percent to €3,300 million (2004: €2,117 million).

Non-Operating Result
      Non-operating result represents income and expenses from investments in affiliated companies, interest income and expenses, and other non-operating income and expenses. Non-operating result improved by €40 million, or 6.1 percent, to an expense of €613 million. Net loss from investments in affiliated companies declined significantly, while net interest expense rose due to the acquisition-related increase in net debt at the beginning of the year. The loss from affiliated companies mainly comprises an equity-method loss of €47 million (2004: €131 million) from two production joint ventures with Lyondell.

Income Before Income Taxes
      Income before income taxes represents operating result plus non-operating result. In 2005 we had positive income before income taxes of €2,199 million, as compared with €1,222 million in 2004.

Income Taxes
      Income taxes represent the income taxes paid or accrued in the individual countries, plus deferred taxes. We recognized an income tax charge of €641 million in 2005, as compared with €473 million in 2004. The tax rate for our Group was 29.1 percent in 2005. The tax result was composed of income taxes paid or payable of €541 million as well as deferred taxes that led to a net charge of €100 million.

Income from Discontinued Operations After Taxes
      According to IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the disposal group are reported separately in a single line item on the income statement.
      Income from discontinued operations after taxes amounted to income of €37 million in 2005, compared to a loss of €67 million in 2004. The 2005 figure includes the income from our former LANXESS segment for January 2005 as well as the income from the U.S. activities of our former plasma business for the first quarter 2005, including adjustments made in connection with the purchase price.
      For details refer to — Discontinued Operations or to Note 7.2 to the consolidated financial statement included elsewhere in this annual report.

Net Income
      Net income represents income from continuing operations after taxes plus income from discontinued operations after taxes minus minority stockholders’ interest. Group income rose by €912 million to €1,597 million from an net income of €685 million in 2004. Income from continuing operations after taxes amounted to

€1,558 million in 2005 and €749 million in 2004. Income from discontinued operations after taxes was €37 million in 2005 and minus €67 million in 2004.

2004 compared with 2003

Net Sales
      Net sales increased by €861 million, or 3.8 percent, to €23,278 million in 2004, compared with €22,417 million in 2003. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2004 as compared with 2003 rather than declining as they in fact did, our net sales would have increased by €1,807 million, or 8.0 percent. This increase was primarily due to volume growth. In comparison with 2003, price increases of an average of 0.8 percent led to €174 million of increased net sales. Changes in our portfolio of businesses (other than those resulting from discontinued operations) accounted for a €224 million reduction in our net sales. For details refer to — Introduction — Effects on net sales from acquisitions and divestitures.

Gross Profit
      The cost of goods sold and services provided increased by 5.5 percent in 2004 to €12,421 million, due mainly to the overall growth in our business, in particular in our MaterialScience business. Had the average exchange rates we used to translate our non-euro denominated costs into euros stayed constant in 2004, the increase would have been 9.9 percent.

Operating Result
      Selling expenses declined by €275 million, or 5.0 percent, to €5,240 million, primarily due to currency effects.
      Research and development expenses declined by €263 million, or 12.0 percent to €1,927 million, mainly because of our concentration on our strategic core businesses within Bayer HealthCare and Bayer CropScience and also due to currency effects.
      General administration expenses remained relatively constant with an increase of €11 million, or 0.8 percent, to €1,421 million.
      Other operating income decreased by €333 million, or 31.0 percent, to €740 million. The figure for 2004 included a €121 million net gain from a reduction in obligations to pay supplementary medical expenses for retirees in the United States, as well as €51 million in gains from sales of licenses and €48 million in gains resulting from pension curtailments, both of which we consider special items. Other operating income for 2003 included gains from the sale of the remaining part of the household insecticides business (€256 million), the PolymerLatex group (€28 million), the divestment of products in connection with the Aventis CropScience acquisition (€46 million) and the disposition of real estate in Germany, Belgium, Spain and the United States (€109 million).
      Other operating expenses decreased by €887 million, or 43.9 percent, to €1,134 million, primarily because the 2003 amount contained impairment charges and other write-downs of €622 million as well as €300 million charges taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/ Baycol. Other operating expenses in 2004 included provisions established and other expenses incurred totaling €139 million in connection with a number of legal matters, including €47 million in Lipobay/ Baycol charges.
      Operating result improved by €1,300 million to €1,875 million, with special items having a €242 million net negative effect. For a breakdown of these special items, see — Introduction — Reconciliation from operating result to operating result before special items. Operating result before special items increased by 29.2 percent to €2,117 million.

Non-Operating Result
      The non-operating result improved by €55 million, or 7.8 percent, to an expense of €653 million, largely because of a decrease in net interest expense mainly due to reduced net debt and lower interest rates, as well as lower write-downs of investments in subsidiaries. For a definition of our “net debt” measure, see — Liquidity and Capital Resources 2003, 2004 and 2005 — Cash Flows — Financing Activities.

Income Before Income Taxes
      In 2004 we had a positive income before income taxes of €1,222 million, as compared with a loss before income taxes of €133 million in 2003.

Income Taxes
      We recognized an income tax charge of €473 million in 2004, as compared with a benefit of €84 million in 2003. The tax rate for our Group was 39 percent in 2004. The tax result was composed of income taxes paid or payable of €490 million, partly offset by deferred taxes that led to a net credit of €17 million.

Income from Discontinued Operations After Taxes
      Income from discontinued operations after taxes amounted to a loss of €67 million in 2004 compared with a loss of €1,242 million in 2003. The 2003 result was primarily influenced by impairments and asset write-downs totaling €1,305 million.
      For details refer to — Discontinued Operations and to Note 7.2 to the consolidated financial statement appearing elsewhere in this annual report.

Net Income
      Group income rose by €1,988 million to €685 million from a net loss of €1,303 million in 2003. Income from continuing operations after tax increased from a loss of €49 million in 2003 to a positive income of €749 million. Income from discontinued operations after tax was at minus €67 million in 2004 compared to a loss of €1,242 million in 2003.
Segment Data
      The LANXESS spin-off in early 2005 and the acquisition of Roche’s Consumer Health business led to a shift in the relative sizes of our business in terms of sales, operating result and assets. We therefore changed our segment structure and reporting with effect from January 1, 2005. We restated our segment reporting for 2003 and 2004 to correspond to the new structure in compliance with IAS 14 (Segment Reporting).
      We use operating result before special items as an internal reporting measure for our segments in order to promote comparability from period to period. The special items we report include primarily expenses relating to impairment charges, accelerated depreciation, restructuring measures charged to operating result, costs of facilities shutdowns and income from divestments. On a consolidated basis, operating result before special items is considered a non-GAAP financial measure under applicable rules of the Securities and Exchange Commission. See — Introduction — Reconciliation from operating result to operating result before special items.

Pharmaceuticals, Biological Products
      Effective January 1, 2006 the former Pharmaceuticals, Biological Products segment has been renamed the Pharmaceuticals segment.

		Change from		Change from
	2003(1)	Previous Year	2004(1)	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	4,371	(9.4)	3,961	2.7	4,067
Intersegment sales	42	(9.5)	38	52.6	58
Operating result	(16)	—	399	19.0	475
Special items	(515)	—	(53)	—	(140)

Operating result before special items	499	(9.4)	452	36.1	615

(1)	2003 and 2004 data have been restated to reflect the sale of the U.S. plasma operations in accordance with IFRS 5. As explained above under — Discontinued Operations, only our U.S. plasma operations are classified as “discontinued operations”. Our non-U.S. plasma operations, which had previously been classified as “discontinuing operations”, are now included in “continuing operations”. For further information on these restatements, see — Discontinued Operations and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report.
      The primary special items were as follows:

Year	Nature of special item	Income/ charge

		(Euros in millions)
2003	Charges taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/ Baycol	(300)
	Closure of research and production facilities	(171)
2004	Charges in connection with restructuring pharmaceuticals research and development	(24)
	Gain on a sale of a license	39
	Charges in connection with Lipobay/ Baycol	(47)
	Restructuring charges in connection with the Schering-Plough alliance	(45)
	Pension curtailment in connection with the Schering-Plough alliance	24
2005	Charges in connection with the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®	(106)
	Litigation-related expenses in connection with Lipobay/ Baycol	(43)
	One-time non-cash gain due to changes to our pension plans in the United States and Germany	49
	Restructuring of pharmaceutical activities in West Haven, Connecticut and Wuppertal, Germany	(22)

2005 compared with 2004
      Sales of the Pharmaceuticals, Biological Products segment rose by €106 million, or 2.7 percent, to €4,067 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by €67 million or 1.7 percent.
      Sales of the Pharmaceuticals division receded by €58 million, or 1.8 percent, to €3,108 million. We achieved growth in our sales of specialty products, particularly Trasylol®, in the United States, and of Avelox® and Levitra® outside the United States. This enabled us partially to offset a €312 million decline in sales due to the expiration of the U.S. patent on our anti-infective Cipro® and the marketing of our primary care products in the United

States by Schering-Plough. For further information on changes in sales of our major products, please refer to the relevant segment discussion in Item 4 — Business.
      In the Biological Products division, sales rose by €164 million, or 20.6 percent, to €959 million. Our sales of Kogenate® expanded, mostly in Europe and the United States, by €100 million, or 17.8 percent, to €663 million. In Europe and Canada, we benefited from the market introduction of our Bio-Set® delivery device for more convenient infusion.
      Operating result of the Pharmaceuticals, Biological Products segment improved by €76 million, or 19.0 percent, to €475 million. Operating result before special items rose by €163 million, or 36.1 percent, to €615 million, due mainly to improved cost structures and increases in sales discussed above.
      Special items in 2005 had a net negative effect of €140 million, primarily comprising charges in connection with the termination of our co-promotion agreement with GlaxoSmithKline for Levitra® outside the United States (€106 million), further charges for Lipobay/ Baycol (€43 million) and measures relating to restructuring projects and unscheduled amortization in the United States and Germany (€40 million). Charges were partially offset by a one-time non-cash gain of €49 million due to changes to our pension plans in the United States and Germany. Special items in 2004 comprised mainly restructuring charges, Lipobay/ Baycol charges, gains from a license sale and curtailment of pension plans.

2004 compared with 2003
      Sales of our Pharmaceuticals, Biological Products segment declined by €410 million, or 9.4 percent, to €3,961 million. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2004 as compared with 2003, our net sales in this segment would have decreased by €259 million, or 5.9 percent, in 2004.
      Sales of the Pharmaceuticals division declined by €469 million, or 12.9 percent, to €3,166 million. This was mostly due to the expiration of our U.S. patent for the anti-infective Cipro®. Total sales of Ciprobay®/Cipro® (active ingredient: ciprofloxacin) fell by €574 million, or 40.7 percent. As part of the realignment of our pharmaceuticals business, we signed an extensive cooperation agreement in September 2004 under which Schering-Plough now markets selected primary care products in the United States in return for sales-dependent license payments or, in the case of Levitra®, in return for a share of the earnings realized. Those license payments together with our share of the earnings now represent the bulk of our sales in the United States. As license payments are only a share of sales to market, our sales declined compared to 2003. Sales of our erectile dysfunction treatment Levitra® rose by €49 million, or 34.0 percent, to €193 million; a smaller increase than we had anticipated. Sales of our respiratory antibiotic Avalox®/Avelox® continued to advance in a highly competitive environment, increasing by 6.4 percent to €318 million. Despite keen competition from generics, sales of our antihypertensive drug Adalat® remained steady. Further growth was achieved by Aspirin® Cardio (heart attack and stroke prophylaxis), Trasylol® (used in open-heart surgery) and Glucobay® (diabetes).
      Sales of the Biological Products division rose by 8.0 percent to €795 million, with sales growing by 10.4 percent when using 2003 exchange rates. Sales of our hemophilia drug Kogenate® grew primarily in Europe, with a considerable increase in volumes. Revenues from our marketing activities for plasma products outside the United States declined by 3.2 percent to €232 million. Especially in Japan the plasma business receded due to fierce competition and regulatory changes.
      Operating result of the Pharmaceuticals, Biological Products segment improved from minus €16 million to €399 million. Operating result before special items decreased by 9.4 percent to €452 million. The decline was in particular due to the expiration of our U.S. patent for Cipro®, and was only partially offset by the higher sales of the Biological Products division and further cost savings.
      Special items in 2004 amounted to minus €53 million in aggregate, and are primarily comprised of charges of €47 million for Lipobay/ Baycol, €21 million in restructuring charges partially offset by a gain from curtailment of pension plans in connection with the Schering-Plough alliance, €24 million related to restructuring charges in connection with the realignment of our pharmaceuticals research and development and a €39 million gain from the sale of a license. Special items in the previous year mainly comprised expenses relating to accounting measures concerning Lipobay/ Baycol.

Consumer Care

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005(a)

		(%)		(%)
	(Euros in millions)
Net sales (external)	1,403	(4.8)	1,336	76.3	2,355
Intersegment sales	7	128.6	16	(12.5)	14
Operating result	486	(62.3)	183	(4.9)	174
Special items	288	—	(30)	—	(118)

Operating result before special items	198	7.6	213	37.1	292

(a)	The consumer health business acquired from Roche is reflected in the income statement with effect from January 1, 2005.
      The primary special items were as follows:

Year	Nature of special item	Income/ charge

		(Euros in millions)
2003	Divestment of household insecticides business	256
2004	Provision for litigation	(16)
	Expenses relating to the integration of the Roche Consumer Health business	(14)
2005	Expenses relating to the integration of the Roche Consumer Health business	(71)
	Provision for litigation	(62)

2005 compared with 2004
      Sales of the Consumer Care segment rose by €1,019 million, or 76.3 percent, to €2,355 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 75.2 percent. Without taking into account the sales attributable to the acquired Consumer Health business from Roche, our segment sales declined by 3.1 percent.
      The integration of the acquired Consumer Health business proceeded more favorably than expected. High sales increases were recorded by products integrated into our portfolio resulting from the Roche acquisition, especially Bepanthen®/Bepanthol®, Rennie® and Supradyn®, with the new activities accounting for sales of €1,061 million in 2005. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4 — Business.
      Operating result of the Consumer Care segment fell by €9 million, or 4.9 percent, to €174 million. This was after the effect of acquiring inventories from Roche at selling prices, which diminished margins by €57 million. Operating result before special items climbed by 37.1 percent, or €79 million, to €292 million, with a major earnings contribution from the newly-acquired Consumer Health business. Special items amounted to charges of €118 million in 2005 and €30 million in 2004. In both years, special items related to the integration of the business acquired from Roche and to litigation-related expenses.

2004 compared with 2003
      Sales in the Consumer Care segment fell by 4.8 percent to €1,336 million. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2004 as compared with 2003 rather than declining as they in fact did, our net sales would have increased by 1.4 percent. Business in

Europe, particularly Italy, Germany and the United Kingdom, continued to expand because of the launch of new products such as Aspirin® Complex. In Latin America, Aspirin® sales increased. By contrast, our Consumer Health business in North America was level with the previous year.
      Operating result of the Consumer Care segment dropped by €303 million to €183 million. However, before special items — consisting of litigation-related charges of €16 million and expenses for the integration of the Roche Consumer Health business of €14 million in 2004 — operating result for the segment increased to €213 million (plus 7.6 percent) mainly due to cost savings initiatives. The principal special item in 2003 was a gain of €256 million from the sale of the household insecticides business.

Diabetes Care, Diagnostics

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	1,933	2.2	1,975	8.9	2,151
Intersegment sales	0	—	1	0.0	1
Operating result	115	88.7	217	26.3	274
Special items(a)	(20)	—	0	—	34

Operating result before special items	135	60.7	217	10.6	240

(a)	The primary special items in 2003 were write-downs on enterprise management systems (minus €43 million) and a litigation settlement (€22 million). Special items in 2005 were charges of €19 million in connection with the reorganization of headquarters in the United States and a one-time non-cash gain of €53 million due to changes to our pension plans in the United States and Germany.

2005 compared with 2004
      Sales of the Diabetes Care, Diagnostics segment grew by €176 million, or 8.9 percent, to €2,151 million. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 8.1 percent.
      In the Diabetes Care division, sales increased by 10.0 percent to €718 million, mainly due to strong growth in Europe. Sales of the Diagnostics division rose by 8.4 percent to €1,433 million, primarily because of high sales levels of our Advia Centaur® laboratory testing systems. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4 — Business.
      Operating result of the segment increased by €57 million, or 26.3 percent, to €274 million. Special items in 2005 related to charges of €19 million in connection with the relocation of the headquarters from Elkhart, Indiana to Tarrytown, New York and to an one-time non-cash gain of €53 million due to changes to our pension plans in the United States and Germany. Operating result before special items rose by €23 million, or 10.6 percent, to €240 million.

2004 compared with 2003
      Sales in the Diabetes Care, Diagnostics segment increased by €42 million, or 2.2 percent, to €1,975 million. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, net sales would have increased by €133 million or 6.9 percent in 2004.
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
      Operating result of the Diabetes Care, Diagnostics segment grew by 88.7 percent or €102 million to €217 million. This earnings growth was due particularly to cost efficiency programs in both divisions. Operating result before special items increased by 60.7 percent to €217 million. Special items in 2003 amounted to a charge of €20 million and primarily comprised write-downs on enterprise management systems (minus €43 million) and a litigation settlement (€22 million).

Animal Health

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	790	(0.5)	786	8.9	856
Intersegment sales	6	(33.3)	4	100.0	8
Operating result	172	(8.7)	157	14.0	179
Special items(a)	22	—	0	—	7

Operating result before special items	150	4.7	157	9.6	172

(a)	Special items in 2003 primarily included gains from the disposal of the rights to the Bayovac®/Baypamun® products. Special items in 2005 related to a one-time non-cash gain of €7 million due to changes to our pension plans in the United States and Germany.

2005 compared with 2004
      Sales of the Animal Health segment rose by €70 million, or 8.9 percent, to €856 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 7.1 percent. The increase was mainly the result of a strong performance by our Advantage® product line in the United States. Also contributing to growth were the market introductions of our parasiticides Advocate® in Europe and Canada and Profender® in Europe. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4 — Business.
      Operating result of the Animal Health segment advanced by €22 million, or 14.0 percent, to €179 million. Operating result before special items improved by 9.6 percent to €172 million. The special items amounted to a one-time non-cash gain of €7 million due to changes to our pension plans in the United States and Germany.

2004 compared with 2003
      Sales of the Animal Health segment declined by €4 million, or 0.5 percent, to €786 million. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €36 million more net sales in 2004 than reported. All regions contributed to this growth. Notable success was achieved with the launch of our antiparasitic Advantix® in Italy and with the development of our Advantage® and Baytril® businesses in the United States.
      Operating result of the Animal Health segment fell by €15 million, or 8.7 percent, to €157 million. Adjusted for the previous year’s one-time gain from the sale of product rights, operating result before special items grew by 4.7 percent in 2004.

Crop Protection

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	4,801	3.2	4,957	(1.7)	4,874
Intersegment sales	62	14.5	71	(1.4)	70
Operating result	242	59.5	386	37.8	532
Special items	(70)	—	(42)	—	7

Operating result before special items	312	37.2	428	22.7	525
      The primary special items were as follows:

Year	Nature of special item	Income/ charge

		(Euros in millions)
2003	Restructuring related to the Aventis CropScience acquisition	(91)
	Gains from the divestment of former Bayer CropScience products in connection with the Aventis CropScience acquisition	46
2004	Closure of major parts of a production facility in Hauxton, U.K.	(13)
	Pension accruals in connection with divestiture to BASF	(14)
2005	Restructuring measures relating to CropScience activities in France	(20)
	Termination of a research and development cooperation	(15)
	One-time non-cash gain due to changes to our pension plans in the United States and Germany	46

2005 compared with 2004
      Sales in the Crop Protection segment decreased by €83 million, or 1.7 percent, to €4,874 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have decreased by 4.3 percent in 2005.
      In the Insecticides business unit, sales decreased by 4.9 percent to €1,311 million. The continuing drought in southern Europe, Brazil and Australia led to lower sales of some products. Furthermore, much lower pest infestation diminished sales of our products, particularly in the Asian-Pacific region. Sales in the Fungicides business unit declined by 2.3 percent to €1,248 million. Although Asian rust, a disease affecting soybean crop, persisted in large areas of Brazil, business with our Flint® and Folicur® fungicides declined considerably due to the extreme prolonged drought in the south of the country and farmers’ economic predicament. Sales in the Herbicides business unit decreased by 0.8 percent to €1,840 million. Although unfavorable weather conditions impacted our sales in southern Europe, aggregate sales of our new products Atlantis®, Hussar®, MaisTer® and Olympus® increased 16 percent. Sales of the Seed Treatment business unit rose by 6.3 percent to €475 million, largely due to the 2004 acquisition of the remaining 50-percent interest in Gustafson. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4  — Business.
      Operating result of the Crop Protection segment grew by €146 million, or 37.8 percent, to €532 million. Special items of €7 million in gains primarily comprised charges relating to restructuring measures in France (€20 million) and the termination of research and development activities (€15 million), which were offset by a one-time non-cash gain due to changes to our pension plans in the United States and Germany (€46 million). Operating result before special items increased by €97 million, or 22.7 percent, to €525 million, which was primarily attributable to the absence of scheduled goodwill amortization of €98 million. In the previous year special items primarily consisted of restructuring charges and pension accruals.

2004 compared with 2003
      Sales of the Crop Protection segment increased by 3.2 percent to €4,957 million. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, sales would have increased by 7.0 percent.
      In the Insecticides business unit, sales remained steady at €1,378 million, advancing by 5.5 percent when using 2003 exchange rates. Our Confidor®/Gaucho®/Admire® product group achieved sales of €455 million (-2.6 percent) due mainly to increased use in cotton, vegetables and soybeans in the United States and Brazil. Sales of the Fungicides business unit increased by €109 million, or 9.3 percent, to €1,277 million, largely due to strong volume increases for our top fungicides Folicur® and Flint®. The growth in sales, particularly in the first and fourth quarters, resulted mainly from the efforts to combat Asian rust in Brazil. Business with Flint® grew by 23.7 percent to €235 million, although market conditions in Western Europe remained difficult. Sales in the Herbicides unit edged up by 0.4 percent to €1,855 million despite a difficult market environment. Sales of Basta®/Liberty® improved by 23.5 percent to €189 million. Our recently launched product Atlantis® had a successful year due to its high efficacy against grass weeds in cereal crops. The 9.3 percent growth in sales of seed treatment products to €447 million was attributable not only to the acquisition of Crompton Corporation’s 50 percent interest in Gustafson, but also to a substantial increase in sales of our successful new seed treatment Poncho®.
      Operating result of the Crop Protection segment increased by €144 million to €386 million. Before special items of minus €42 million — primarily restructuring charges and pension accruals — , operating result grew by €116 million; an increase that was mainly driven by an increase in sales and favorable foreign exchange effects. Special items in 2003 mainly related to restructuring charges in connection with the integration of the Aventis CropScience business.

Environmental Science, BioScience

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	963	2.7	989	3.3	1,022
Intersegment sales	14	(50.0)	7	85.7	13
Operating result	100	6.0	106	49.1	158
Special items(a)	(11)	—	12	—	(2)

Operating result before special items	111	(15.3)	94	70.2	160

(a)	Special items in 2003 comprise restructuring expenses related to the Aventis CropScience acquisition (€11 million) and in 2004 gains from the sale of biotechnology assets. Special items in 2005 primarily relate to the consolidation of smaller sites in the United States (charge of €8 million) and to an one-time non-cash gain due to changes to our pension plans in the United States and Germany (€9 million).

2005 compared with 2004
      Sales of the Environmental Science, BioScience segment rose by €33 million, or 3.3 percent, to €1,022 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 2.1 percent in 2005.
      The Environmental Science business group saw business expand by 2.4 percent to €694 million, due in part to higher sales of Premise®, Revolver® and K-O Tab®. Sales of Consumer Products remained constant. In the BioScience business group, sales advanced by 5.5 percent to €328 million, the main contributions to growth coming from InVigor® (canola seed) in North America, FiberMax® (cotton seed) in the United States and Europe, and the vegetable seeds business. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4 — Business.

      Operating result of the Environmental Science, BioScience segment improved by €52 million, or 49.1 percent to €158 million. Special items amounting to a €2 million charge primarily relate to the consolidation of smaller sites in the United States (charge of €8 million) and an one-time non-cash gain due to changes to our pension plans in the United States and Germany (€9 million). Operating result before special items rose by €66 million, or 70.2 percent, to €160 million, due primarily to the expansion of the Professional Products business and the absence of scheduled goodwill amortization of €36 million. In the previous year, special items primarily included gains from a sale of biotechnology assets.

2004 compared with 2003
      Sales of the Environmental Science, BioScience segment rose by 2.7 percent to €989 million; however, when applying 2003 exchange rates, sales increased by 7.5 percent, due mainly to the favorable development of our BioScience business. Sales of the Environmental Science business group receded by 2.0 percent to €678 million; however, when applying 2003 exchange rates, sales increased by 3.2 percent. In the BioScience business group, sales climbed by 14.8 percent to €311 million. The main contributors to this increase were InVigor® (canola seed) and FiberMax® (cotton seed), both with sales growth exceeding 50 percent. Sales in vegetable seeds were also well above levels of the previous year.
      Operating result of the Environmental Science, BioScience segment increased by 6.0 percent to €106 million. However, before special items, operating result decreased by 15.3 percent to €94 million.

Materials

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	2,777	17.0	3,248	25.8	4,086
Intersegment sales	10	30.0	13	7.7	14
Operating result	58	—	293	116.0	633
Special items	(29)	—	0	—	27

Operating result before special items	87	—	293	106.8	606
      The primary special items were as follows:

Year	Nature of special item	Income/charge

		(Euros in millions)
2003	Restructuring charges in connection with headcount reductions	(16)
	Expenses for achieving staff reductions through special early retirement	(9)
2005	One-time non-cash gain due to changes to our pension plans in the United States and Germany	27

2005 compared with 2004
      Sales in the Materials segment grew by €838 million, or 25.8 percent, to €4,086 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 25.5 percent. Sales of our Polycarbonates and H.C. Starck businesses increased by approximately 30 percent each. Both of these business units registered slight volume growth and considerably higher selling prices for some products. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4 — Business.
      Operating result of the Materials segment more than doubled, climbing €340 million to €633 million. Before special items of €27 million — comprising a gain due to changes to our pension plans — operating result rose by €313 million to €606 million, mainly due to selling price increases that compensated not only for higher raw material costs but also improved our margins.

2004 compared with 2003
      Sales in the Materials segment increased over the previous year by €471 million, or 17.0 percent, to €3,248 million in 2004. Had we translated our non-euro denominated revenues in 2004 at 2003’s average exchange rates, we would have had €143 million more net sales in 2004 than reported. The business unit Polycarbonates and H.C. Starck contributed most significantly to the increase, with high demand from the plastics and electronics industries allowing both units to achieve price and volume increases. Sales of the Polycarbonates business unit grew by 31.7 percent in Asia-Pacific due to heavy demand, particularly in China. Sales of H.C. Starck rose significantly; especially Europe contributed to this favorable development with an increase in sales by 24.2 percent.
      Operating result of the Materials segment increased from €58 million to €293 million in 2004. If special items totaling €29 million were eliminated from the previous year’s figure, operating result would have increased by €206 million due to growth in demand, the resulting improvements in capacity utilization, and price increases related to our increased raw material costs.

Systems

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Net sales (external)	4,676	14.4	5,349	23.6	6,609
Intersegment sales	103	12.6	116	22.4	142
Operating result	(455)	—	348	111.5	736
Special items	(715)	—	(27)	—	(62)

Operating result before special items	260	44.2	375	112.8	798
      The primary special items were as follows:

Year	Nature of special item	Income/ charge

		(Euros in millions)
2003	Impairment charges	(622)
	Shutdown and restructuring charges	(60)
2004	Legal provisions for agreement with U.S. authorities in the context of an investigation into prices for polymer products	(27)
2005	One-time non-cash gain due to changes to our pension plans in the United States and Germany	47
	Legal provisions in connection with antitrust litigation related to polymer products	(66)
	Charges relating to the reorganization of the polyurethanes business	(33)

2005 compared with 2004
      Sales of the Systems segment increased by €1,260 million, or 23.6 percent, to €6,609 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 22.8 percent. Growth in net sales was primarily attributable to our Polyurethanes business unit that benefited from considerably higher selling prices. Sales growth in the Inorganic Basic Chemicals business unit resulted from higher market prices for sodium hydroxide solution and in particular from product sales to LANXESS. Prior to the spin-off of LANXESS, such sales were recorded as inter-segment sales. Excluding the additional sales due to the reclassification of sales to LANXESS, this segment’s sales would have increased by 17.5 percent. For further information on changes in sales of our major products, please refer to the segment discussion in Item 4 — Business.

      Operating result of the Systems segment also showed a major improvement, increasing by €388 million to €736 million. Operating result before special items rose by €423 million to €798 million. The growth was mainly attributable to higher selling prices, which offset the rise in raw material costs. In 2005, special items with a net negative effect of €62 million primarily comprised charges relating to the reorganization of the polyurethanes business (€33 million) and to legal provisions in connection with antitrust litigation related to polymer products (€66 million). The charges were partially offset by a one-time non-cash gain due to changes to our pension plans in the United States and Germany (€47 million). In the previous year, special items were legal provisions of €27 million.

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
      Operating result of the Systems segment climbed to €348 million in 2004 from a loss of €455 million in 2003. Special items in 2004 comprised the establishment of a €27 million provision arising from an agreement reached with the U.S. Justice Department in connection with an investigation into prices for polyester polyols. The previous year’s operating result figure was impacted by €622 million in impairments and €60 million in restructuring measures for shutdowns. Operating result before special items advanced by €115 million, or 44.2 percent, to €375 million. The improvement of the operating result was based on high utilization of capacities and successful cost-containment measures. In addition, the impairments recognized in the previous year led to lower depreciation and amortization. The sharp rise in raw material costs, particularly for aromatic raw materials, was offset in many cases by price increases.

LIQUIDITY AND CAPITAL RESOURCES 2003, 2004 AND 2005
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
      The following table summarizes our cash flows in each of the last three years:

		Change from		Change from
	2003(a)	Previous Year	2004(a)	Previous Year	2005

		(%)		(%)
	(Euros in millions)
Gross operating cash flow	2,741	5.3	2,885	20.5	3,477
Changes in working capital	517	—	(623)	—	65
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	3,258	(30.6)	2,262	56.6	3,542
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	35	—	188	—	(40)
Net cash provided by (used in) operating activities (net cash flow, total)	3,293	(25.6)	2,450	42.9	3,502
Net cash provided by (used in) investing activities (total)	460	—	(814)	(113.9)	(1,741)
Net cash provided by (used in) financing activities (total)	(1,761)	56.8	(761)	(147.2)	(1,881)
Change in cash and cash equivalents	1,992	(56.1)	875	—	(120)
Cash and cash equivalents at beginning of period	767	—	2,734	30.6	3,570
Change in scope of consolidation	1	—	6	—	(196)
Exchange rate movements	(26)	(73.1)	(45)	—	36
Cash and cash equivalents at end of year	2,734	30.6	3,570	(7.8)	3,290
Marketable securities and other instruments	129	(77.5)	29	—	233
Liquid assets as per balance sheet	2,863	25.7	3,599	(2.1)	3,523

(a)	2003 and 2004 data have been restated to account for a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and to reflect the LANXESS spin-off and the sale of the U.S. plasma operations in accordance with IFRS 5. As explained above under — Operating Results 2003, 2004 and 2005 — Discontinued Operations, only our U.S. plasma operations are classified as “discontinued operations”. Our non-U.S. plasma operations, which had previously been classified as “discontinuing operations”, are now included in “continuing operations”. For further information on these restatements, see — Operating Results 2003, 2004 and 2005 — Discontinued Operations and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report.

Cash from Operating Activities
      Gross operating cash flow from continuing operations was €3.5 billion in 2005, €2.9 billion in 2004 and €2.7 billion in 2003. 2005 gross operating cash flow increased by 20.5 percent compared to 2004, due to a stronger business performance. Despite substantially higher pre-tax earnings, income tax payments were only slightly above the previous year, partly due to utilization of loss carryforwards. The gains from the changes in our company pension plans in the United States and Germany were non-cash items and thus did not affect gross or net cash flow. 2004 gross operating cash flow increased by 5.3 percent compared to 2003, mainly due to the higher income from operations.
      Net cash flow from continuing operations rose by 56.6 percent in 2005 to €3,542 million. All of the subgroups posted significant year-on-year growth in cash flow. The overall increase resulted from both a better business performance and a positive change in working capital. Cash outflow for inventories was much lower than in 2004, especially in MaterialScience. In addition, the Group’s cash contribution from changes in accounts receivables improved significantly from minus €404 million in 2004 to €156 million in 2005. Net cash provided by operating activities from our continuing operations in 2004 amounted to €2,262 million, a 30.6 percent decline from the €3,258 million in 2003. The sales growth in CropScience and MaterialScience, combined with significantly higher costs for petrochemical raw materials, led to an increase in inventories and trade accounts and consequently to the decline in net cash provided by operating activities. The 2003 figure reflects a disbursement of €231 million made following a settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices. Provisions for these payments were recorded in 2002.
      Net cash provided by operating activities from discontinued operations relating to the divested U.S. plasma operations and LANXESS represented an outflow of €40 million in 2005, and inflows of €188 million in 2004 and €35 million in 2003. The total net cash flow from operating activities amounted to €3,502 million in 2005, €2,450 million in 2004 and €3,293 in 2003, respectively.

Investing Activities
      Net cash used in investing activities totaled €1,741 million in 2005, as compared to a net cash outflow of €814 million in 2004. The cash outflow for acquisitions amounted to €2,188 million, including approximately €1.9 billion for the Consumer Health business of Roche. Further cash outflows related mainly to the purchase of marketing rights in connection with a license agreement and a co-marketing and distribution agreement in the Bayer CropScience and Bayer HealthCare subgroups, respectively. Cash outflow for additions to property, plant, equipment and intangible assets amounted to €1,389 million in 2005.
      Cash inflows related to investments amounted to €1,189 million. This figure primarily included the scheduled repayment of loans from LANXESS, the expiration of currency-hedging derivatives and the sale of the LANXESS mandatory convertible bond with a nominal volume of €200 million. Cash receipts from sales of property, plant and equipment totaled €398 million, including approximately €230 million from the divestment of the plasma business in the first quarter of 2005.
      In 2004, the cash outflow of €1,251 million for additions to property, plant and equipment and €358 million for acquisitions were partially offset by €200 million in cash receipts from sales of property, plant and equipment, €90 million in inflows related to investments, €400 million in interest and dividend receipts and €105 million in inflows from marketable securities. The €358 million in cash outflow for acquisitions in 2004 comprised mainly the €100 million purchase price for the remaining 50 percent of the shares of Gustafson and €208 million for the remaining 50 percent interest in the U.S. joint venture with Roche, both of which we now wholly own. The €90 million cash inflow in 2004 related to investments comprised mainly a €327 million payment from Aventis in connection with the 2002 acquisition of Aventis CropScience, as well as outflows of around €200 million for advance payments related to the acquisition of the Roche Consumer Health business.
      The net cash inflow from investing activities amounted to €460 million in 2003. Capital expenditures of €1,653 million were more than offset by cash receipts from sales of property, plant and equipment. We received cash totaling €1,644 million mainly from the divestments of crop science businesses mandated by the antitrust authorities in connection with the Aventis CropScience acquisition (€1,185 million) and the sale of our interest in PolymerLatex (€118 million). Further cash from investments of €258 million was provided by the divestment of our equity stakes in Millennium Pharmaceuticals and others. Cash was consumed, however, by the purchase of the remaining 45.5 percent of the shares of the Bayer Polymers Sheet Europe group (formerly Makroform GmbH).

Financing Activities
      Net cash used in financing activities was €1,881 million in 2005, compared with net cash used in financing activities of €761 million in 2004. The 2005 outflow included €440 million in dividend payments, €654 million in net repayments of borrowings and €787 million in interest payments. Taking advantage of favorable market conditions, a subordinated hybrid bond with a maturity of 100 years was issued in the third quarter of 2005 in the nominal amount of €1.3 billion with a 5 percent coupon. At the same time, part of the 5.375 percent Bayer bond due on April 10, 2007 was repurchased early. The repurchased volume had a face value of approximately €860 million. The higher interest payments were primarily attributable to €56 million resulting from a one-time charge in connection with this transaction.
      Including marketable securities and other instruments, the Group had liquid assets of €3,523 million on December 31, 2005. Cash of €253 million was deposited in escrow accounts to be used solely for payments in connection with civil litigation settlements (See also Item 8, Financial Information — Legal Proceedings). In view of the restriction on its use, the cash in these escrow accounts was not deducted when calculating net debt. On December 31, 2005, including the €253 million deposited in an escrow account, net debt (see below for a reconciliation) stood at €5,494 million, which was only €603 million above the level on December 31, 2004.
      In 2004, the cash used in financing activities amounted to €761 million. The outflow contained a total of €559 million in dividends paid to our stockholders and advance capital gains tax payments on intra-Group dividends as well as €724 million in interest payments. These outflows were partially offset by €512 million in net borrowing and €10 million in capital contributions to subsidiaries. Net debt (continuing operations) amounted to €4,891 million. On December 31, 2004, we had liquid assets of €3,599 million.
      In 2003, the cash used in financing activities totaling €1,761 million comprised dividend payments of €664 million, interest payments of €782 million and €315 million in net borrowing retirements. Net debt (continuing operations) amounted to €5,346 million.
      The following table sets forth the calculation of the net debt figure.

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005

	(Euros in million)
Noncurrent financial liabilities as per balance sheet (including derivatives)	6,772	7,025	7,185
Current financial liabilities as per balance sheet (including derivatives)	2,046	2,166	1,767
Derivative receivables	(609)	(701)	(188)
Cash and cash equivalents as per balance sheet less cash earmarked for civil litigation settlements	(2,863)	(3,599)	(3,270	)(a)
Net debt* (continuing operations)	5,346	4,891	5,494
Net debt* (discontinued operations)	606	531	0
Net debt* (total)	5,952	5,422	5,494

(a)	Liquid assets as per balance sheet (€3,523 million) minus cash deposited in escrow accounts (€253 million) equals €3,270 million.
(*) “Net Debt” is defined neither under IFRS nor under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules “Net Debt” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any IFRS or U.S. GAAP financial measure. We believe the most comparable IFRS and U.S. GAAP measures are noncurrent and current financial obligations. Bayer defines “Net Debt” as described above and believes that this measure provides investors, analysts and credit rating agencies with useful information disclosing and summarizing the status of the net financial borrowings due to third parties. We believe that subtracting liquid assets from our noncurrent and current financial obligations (that includes liabilities from derivative financial instruments) and netting this with the receivables resulting from derivative financial instruments is appropriate in providing a useful measure of the obligations associated with our outstanding debt. We thus believe that “Net Debt” is an indicator of the Bayer Group’s creditworthiness. However, the subtraction of liquid assets should not cause the reader to believe that we have less debt than actually appears on our balance sheet. For this reason, you should consider our “net debt” measure in conjunction with the noncurrent and current financial obligations recorded on our balance sheet.
Financing Strategy
      The financial management of the Bayer Group is conducted by the management holding company Bayer AG. Finance is a global resource, generally procured centrally and distributed within the Group. The prime objectives of our financial management are to ensure sufficient liquidity and help bring about a sustained increase in corporate value. With these goals in mind we aim to optimize our capital structure, manage risks effectively and reduce financing costs.
      Standard & Poor’s currently gives Bayer a long-term A rating, while Moody’s rates us at A3. The short-term ratings are A-1 (Standard & Poor’s) and P-2 (Moody’s). Our financial strategy is geared toward maintaining a credit rating that reflects high solvency.
      We generally pursue a prudent debt management strategy aimed at ensuring flexibility. We consider it important to draw on a balanced mix of capital resources to finance our activities. Chief among these resources — in keeping with our requirements — are a syndicated credit facility, a multi-currency commercial paper program and a multi-currency Euro Medium Term Note program. We also supplement our financing with various structured products, such as an asset-backed securities program.
      The situation on the international financial markets of relevance to the Bayer Group was again positive in 2005. We took advantage of this favorable market environment to considerably improve the conditions of our syndicated credit line. We do not expect this positive market environment to change significantly in the short term.
      Further details of our risk management objectives and the ways in which we hedge all the major types of transaction to which hedge accounting is applied, along with procurement market, credit, liquidity and cash flow risks, as they relate to our use of financial instruments, are given in Note 33 to the consolidated financial statements appearing elsewhere in this annual report.
      We have ample borrowing capacity available. To provide flexible short- to medium-term funding, we established a U.S. $8 billion global commercial paper program and a €8 billion European Medium-Term Note program.
      At December 31, 2005, we had approximately €5.4 billion of total lines of credit, of which €0.7 billion was used and €4.7 billion was unused and available for borrowing on an unsecured basis. The majority of these lines of credit are represented by a multicurrency syndicated credit facility, which we established in 2003. When drawing under this facility, we are required to prove that there has been no material adverse change in our financial position. The facility can be terminated by the lenders if a change of control of Bayer AG occurs and the majority of the lenders opt to terminate the facility.
Capital Expenditures
      We generally fund our capital expenditures with cash flow from operations and, if such funds are not sufficient, through other cash on hand and from the sale of liquid investments, including cash equivalents and marketable securities. We fund any further capital expenditures with borrowings.
      Capital expenditures amounted to €1.4 billion in 2005, compared to €1.0 billion in 2004 and €1.4 billion in 2003.
      We spent a total of €1.4 billion for intangible assets and property, plant and equipment in 2005. As in recent years, the focus of our capital expenditures were our Material and Systems segments.

      Our major capital expenditures since 2003 included:

Year	Segment	Description

2003	Pharmaceuticals,	Addition to capacity solid dosage plant, Leverkusen, Germany
	Biological Products	Construction of a sterile filling facility, Berkeley, California
	Consumer Care	Construction of a lacquering (small-scale production), Greppin, Germany
	Diabetes Care, Diagnostics	Elkhart site consolidation, Elkhart, Indiana
	Animal Health	Good manufacturing practice upgrade, Panwol, South Korea
	Crop Protection	Multi-purpose plant, Dormagen, Germany Fungicide plant extension, Muttenz, Switzerland
	Environmental Science, BioScience	New research & development building, Gent, Belgium
	Materials	Expansion of methylcellulose production, Bitterfeld, Germany
	Systems	Expansion of isocyanate capacity including precursors, Brunsbüttel and Dormagen, Germany Expansion/ modification of electrolysis plant, Leverkusen, Germany
2004	Pharmaceuticals, Biological Products	Construction of process development facility (Kogenate) in Berkeley, California
	Crop Protection	Installation of a production line for the new fungicide Fandango, Kansas City, Kansas
	Materials	Construction of production facility for polycarbonate in Caojing, PRC Expansion of capacities for tantalum powder in Goslar, Germany
Systems	Expansion of isocyanate capacities in Tarragona, Spain; Baytown, Texas, and Brunsbüttel, Germany
Construction of production facility for methylene-diphenyl-diisocyanate in Caojing, PRC
Expansion of polyisocyanate capacity in Caojing, PRC
Construction of production facility for hexamethylene-diiisocyanate in Caojing, PRC
2005	Pharmaceuticals, Biological Products	Construction of a clinical manufacturing facility for Kogenate in Berkeley, California
	Consumer Care	Expansion of production facility in Jakarta, Indonesia
	Crop Protection	Insourcing and relocation of products/ intermediates in Dormagen, Knapsack and Frankfurt, Germany
Product insourcing projects in Vapi and Ankleshwar, India
	Environmental Science, BioScience	Expansion of greenhouse facilities in Haelen, The Netherlands
Materials	Construction of a polycarbonate compounding facility in Caojing, PRC
Expansion of the polycarbonate facility in Map Ta Phut, Thailand
Start of capacity expansion projects for polycarbonate in Caojing, PRC
Systems	Construction of a Desmodur®-L production facility in Caojing, PRC Start of construction of a world-scale MDI production facility in Caojing, PRC
Installation of a new plant for MDI specialty products in Baytown, Texas
Capacity increase of the chlorine production facility in Baytown, Texas

Commitments

Off-Balance Sheet Arrangements
      Our unconsolidated entities are not considered special-purpose entities and do not constitute other off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments
      The table below summarizes all of the Group’s contractual and commercial obligations as of December 31, 2005. The timing of payments for collaborative agreements assumes that milestones or other conditions are met. We do not foresee any material payment triggers or milestone payments in our current collaborative arrangements.

			One Year to	Three Years to
		Under	Less than	Less than Five	After
Contractual Obligations	Total	One Year	Three Years	Years	5 Years

	(Euros in millions)
Long-term debt, excluding capital leases	8,484	1,706	2,346	471	3,961
Capital leases without interest portion	468	61	68	51	288
Operating leases	452	106	161	111	74
Purchase obligations	294	292	2	0	0
Other long-term liabilities (collaboration agreements)	562	109	193	178	82
Other liabilities(a)	2,532	2,016	304	89	123

Total contractual obligations	12,792	4,290	3,074	900	4,528

(a)	Other liabilities comprise primarily guarantees of bills and checks, payment guarantees and indirect financial guarantees; commissions to customers and expense reimbursements; as well as social security and payroll liabilities and other liabilities as set forth in Note 32 to the consolidated financial statements included elsewhere in this annual report.
      Payments for guarantees and endorsements of bills and of warranties of €177 million have been excluded from the other commercial commitments table above, as we do not expect to make any payments under these commercial commitments.

Other Commitments
      In 2005, our minimum non-discounted future lease payments relating to long-term lease and rental arrangements totaled €1.0 billion, compared with €1.0 billion in the previous year. Of this amount, €596 million represented future payments under financial leases (€548 million in 2004).
      Our financial commitment for orders placed under purchase agreements relating to planned or ongoing capital expenditure projects totaled €294 million in 2005. We expect to pay the majority of this amount in 2006. In 2004, this figure was €142 million, and in 2003, €144 million.
      Under collective agreements on part-time work arrangements for certain older employees, we have to accept applications for such arrangements from a certain quotum of the work force. Other financial obligations that may arise from such work arrangements in the future cannot be quantified, since the quotum has already been exceeded.
      In addition, we have entered into research agreements with a number of third parties. Under these agreements, we have agreed to fund various research projects or to assume other commitments. Our payments under these agreements are typically based on the achievement of certain milestones or the fulfillment of other specific conditions by our research partners. In 2005, the total amount of these commitments was €562 million. For 2004, the figure was €847 million. For details on lines of credit see — Financing Strategy.

Borrowings
      Our consolidated financial statements reflect borrowings as “financial obligations”, which include debentures, liabilities to banks, liabilities under lease agreements, liabilities from the issuance of promissory notes, commercial paper and other financial obligations. We have no restrictions in the use of our borrowing. See the tables under — Commitments — Contractual Obligations and Commercial Commitments above for a summary of our current financial obligations. See also Note 30 to our consolidated financial statements appearing elsewhere in this annual report.
Funding and Treasury Policies
      We are exposed to interest rate risk. We are also exposed to currency-related risks such as transaction exchange rate and translation risk. To hedge our risks, we primarily use over-the-counter derivative instruments, particularly forward foreign exchange contracts, foreign exchange option contracts, interest rate swaps, interest and principal currency swaps and interest rate option contracts.
      Interest rate risk applies mainly to receivables and payables with maturities of over one year. We primarily use interest rate swaps to convert a portion of our fixed rate borrowings into, in effect, floating rate borrowings. The bonds issued under our EMTN program make up the largest portion of our fixed rate borrowings. See also Note 30 to our consolidated financial statements. In a normal interest rate environment, short-term interest rates are lower than long-term interest rates. Thus, floating rate debt generally leads to lower interest costs in the long run. Short-term interest rate hedging contracts (excluding principal currency swaps) totaled a nominal amount of €0.4 billion in 2005, €0.1 billion in 2004 and €0.3 billion in 2003. In 2004, hedges maturing in more than one year represented a nominal amount of €10.9 billion, in 2004, €5.7 billion and in 2003, €6.0 billion. The cash and cash equivalents that we held on December 31, 2005 were mainly denominated in euro.
      Because a substantial portion of Bayer’s assets, liabilities, sales and earnings are denominated in currencies other than euro zone currencies, we have translation exposure to fluctuations in the values of these currencies relative to the euro. Since these effects do not have an impact on our cash flows, we do not hedge these risks resulting from currency fluctuations.
      We also face transaction risk when our businesses generate revenue in one currency but incur costs relating to that revenue in a different currency. We hedge a portion of our transaction currency risk through the use of derivative financial instruments, particularly forward foreign exchange contracts, currency swaps, currency options and interest and principal currency swaps. Our Corporate Treasury department has the central responsibility for managing our currency exposures and using currency derivatives. We establish the maturity dates of hedging contracts according to the anticipated cash flows of the Bayer Group. Our policy is to use a mixture of instruments depending upon our view of market conditions based on fundamental and technical analysis. Our Board of Management has provided clear guidance on how to limit and monitor cash flow risks that result from this approach. As of December 31, 2005, we had entered into forward foreign exchange contracts, currency swaps, currency swaps and interest and principal currency swaps with a total notional value of €5.7 billion.
      For more information on, including quantification of, these risks, and our policies in managing them, see Item 11, Quantitative and Qualitative Disclosures about Market Risk.
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

RESEARCH AND DEVELOPMENT
      The following table sets forth our total research and development expenditures for our continuing businesses during the last three full years.

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
	(Euros in million)
Research and development expenditures:
Bayer HealthCare	1,201	(17.1)	996	(4.2)	954
Bayer CropScience	725	(6.3)	679	(2.2)	664
Bayer MaterialScience	249	(5.2)	236	6.4	251
Reconciliation	15	6.7	16	6.3	17

Total from Continuing Operations	2,190	(12.0)	1,927	(2.1)	1,886
As a percentage of sales	9.8		8.3		6.9
      We typically allocate the largest portion of our research and development expenses to our HealthCare businesses, primarily in the Pharmaceuticals, Biological Products segment. In 2005, Pharmaceuticals, Biological Products accounted for 36.0 percent of our total research and development spending (2004: 38.4 percent; 2003: 42.0 percent).
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
Effects of new accounting pronouncements

Accounting standards applied for the first time in 2005
      Material effects of reporting changes on earnings per share are explained in Note 18 to the consolidated financial statements appearing elsewhere in the annual report.
      The consolidated financial statements for 2005 comply with the following new or revised International Financial Reporting Standards: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 10 (Events After the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interests in Joint Ventures), IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 33 (Earnings per Share), IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property). The revised standards supersede the previous versions and apply for annual periods beginning on or after January 1, 2005.
      In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 (Share-based Payment), which deals with accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The first-time application of IFRS 2 led to a €7 million pre-tax adjustment to the value of existing obligations under stock-based compensation programs as of January 1, 2005. The adjustment resulting from measuring these obligations retrospectively at fair value instead of intrinsic value includes a pre-tax amount of €3 million pertaining to the 2004 fiscal year.
      In March 2004, the IASB issued IFRS 3 (Business Combinations) to replace IAS 22 (Business Combinations). IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method of accounting. The pooling of interests method is prohibited. At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are to be recognized at fair value. It requires that goodwill no longer be amortized but tested annually for impairment. IFRS 3 is applied to business combinations for which the agreement date is on or after March 31, 2004. For goodwill and other intangible assets acquired in a business combination for which the agreement date was prior to March 31, 2004, the standard must be applied prospectively from the beginning of the first annual period beginning on or after March 31, 2004.
      In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). The main revisions require goodwill and intangible assets with indefinite useful lives to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite useful life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibit the amortization of such intangible assets. The revised standards are effective for goodwill and other intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and for all other such assets for annual periods beginning on or after March 31, 2004. The new standard has been applied prospectively, i.e. the new recognition and valuation principles are applied only in the current statements and not for the preceding period. Had the new standard been applicable for the 2004 fiscal year, the absence of amortization of goodwill and other intangible assets with indefinite useful lives would have reduced operating expense by €185 million.
      In March 2004, the IASB issued IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), which contains specific recognition principles for assets and liabilities held for sale and for discontinued operations. To improve transparency and comparability, the Group’s financial reporting is based primarily on continuing operations, while assets held for sale and discontinued operations are stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing operations and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004.
      In March 2004, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement). The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39.
      In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities). The interpretation addresses the accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that are recognized both as part of the capitalized cost of an item of property plant and equipment and as a provision.
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
      In December 2004, the IASB published an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option that permits immediate recognition of actuarial gains and losses arising in defined benefit plans. The option is similar to the approach provided in U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement. Other features of the amendment include (1) a clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (2) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (3) additional disclosure requirements.
      Previously, in the Bayer Group statements, net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the average remaining working lives of existing employees. This “corridor” was 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income.
      Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items. The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of the reporting. The previous year’s figures have been restated accordingly. This reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million, but also gives rise to a deferred tax expense of €50 million. In view of its immateriality to 2004 operating result of the segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These reporting changes do not affect either gross or net cash flows.
      The impact of the change on the relevant balance sheet items as of December 31, 2004 was as follows:

	Carrying		Carrying
	amount before	Impact of	amount after
	the change	the change	the change

	(Euros in million)
Assets
Benefit plan assets in excess of obligations	540	(468)	72
Deferred tax assets	936	283	1,219
Assets held for sale and discontinued operations	4,788	(31)	4,757
Stockholders’ Equity and Liabilities
Other reserves	7,452	(1,432)	6,020
Provisions for pensions and other post-employment benefits	4,581	1,638	6,219
Deferred tax liabilities	1,171	(527)	644
Liabilities directly related to assets held for sale and discontinued operations	2,282	105	2,387
      In April 2005, the International Accounting Standards Board (IASB) issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement) to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as the hedged item in consolidated financial statements — provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The amendments shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group has early adopted this standard and is applying the interpretation in its current financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.
      In June 2005, the IASB issued a further amendment to IAS 39 (Financial Instruments: Recognition and Measurement). This amendment introduces a restriction to the use of the option of designating any financial asset or any financial liability to be measured at fair value through profit or loss (the “fair value option”). The amendment limits the use of this option to financial instruments that meet certain conditions. Those conditions are that: (1) the fair value option designation eliminates or significantly reduces a measurement or recognition inconsistency, (2) a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and (3) an instrument contains an embedded derivative that meets particular conditions. The amendment shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group has early adopted this amendment and applied it in its 2005 financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.

Newly issued accounting standards
      In December 2004, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 5, “Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds” (“IFRIC 5”). The interpretation addresses how to account for obligations to decommission assets for which a company contributes to a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In August 2005, the IASB amended requirements for financial guarantee contracts through limited amendments to IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts). The amendments require the issuer of a financial guarantee contract to measure the contract initially at fair value, and subsequently at the higher of (1) the amount determined in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), and (2) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 (Revenue). If an issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, the issuer may elect to apply to such contracts the accounting model described above or elect to account for such contracts under IFRS 4. The amendments shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In September 2005, the IFRIC issued IFRIC Interpretation 6, “Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment” (“IFRIC 6”). The interpretation addresses when certain producers of electrical goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The IFRIC concluded that the event giving rise to the liability for cost of such historical waste, and thus its recognition, is participating in the market during a measurement period. IFRIC 6 is to be applied for annual periods beginning on or after December 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
      In November 2005, the IFRIC issued IFRIC Interpretation 7, “Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies)”. IFRIC 7 clarifies how comparative amounts in financial statements should be restated when an entity’s functional currency becomes hyperinflationary. IFRIC agreed that when hyperinflationary status is reached, an entity must restate its financial statements as though the economy had always been hyperinflationary. In addition, IFRIC 7 also provides guidance on how deferred tax items in the opening balance sheet should be restated. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.

U.S. GAAP
      In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an Investor for Its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP states that an investor’s proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying value of the investment at the time significant influence is lost. The guidance in this FSP is effective as of the first reporting period beginning after July 12, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations and cash flows.
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
      Members of both the Board of Management and the Supervisory Board owe a duty of loyalty and care to Bayer AG. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, including the interests of Bayer AG and its stockholders as well as of employees and creditors.
      The members of the Board of Management and the Supervisory Board may be held personally liable to Bayer AG for breaches of their duties of loyalty and care. Bayer AG must bring an action for breach of duty against the Board of Management or Supervisory Board upon a resolution of the Stockholders’ Meeting passed by a simple majority of votes cast, or upon the request of stockholders holding, as a group, at least 10 percent of the outstanding share capital. With the exception of stockholders of companies that (unlike Bayer AG) are under the control of another company, individual stockholders of German companies cannot sue directors on behalf of the company in a manner analogous to a stockholder’s derivative action under U.S. law. Under German law, directors may be liable for breach of duty to stockholders (as opposed to a duty to the company itself) only where a breach of duty to the company also constitutes a breach of a statutory provision enacted specifically for the protection of stockholders. As a practical matter, stockholders are able to assert liability against directors for breaches of this sort only in unusual circumstances.

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
      The Board of Management must report regularly to the Supervisory Board, particularly on proposed business policy and strategy, on profitability and on the current business of Bayer AG, as well as on any exceptional matters that may arise from time to time. If not otherwise required by law, the Board of Management decides with a simple majority of the votes cast. In case of deadlock, the vote of the chairperson is the relevant vote.
      Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in an annual meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of his/her term. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between him/herself and Bayer AG.
      Individual Board members serve as representatives with primary responsibility for our various corporate functions and as representatives for the various geographic regions in which we operate.
      The following table shows the members of our current Board of Management, their ages, positions and the years in which their current terms expire.

	Name and Age	Position	Current Term Expires

	Werner Wenning (59)	Chairman	2007
*	Dr. Udo Oels (62)	Member	2006
	Klaus Kühn (54)	Member	2007
	Dr. Richard Pott (52)	Member	2007
**	Dr. Wolfgang Plischke (54)	Member	2009

*	Until April 28, 2006

**	As of March 1, 2006
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
      Dr. Udo Oels joined the Board of Management in 1996 and currently is responsible on a Group level for innovation, technology and environment. In addition to his responsibilities on the Board, he is chairman of the supervisory board of Bayer Technology Services and of Bayer Industry Services as well as a member of the supervisory boards of Bayer Chemicals AG and ThyssenKrupp Services AG.
      Klaus Kühn is Bayer’s chief financial officer. Prior to joining the Board in May 2002, Mr. Kühn was head of Bayer’s Finance function. Prior to that appointment, he oversaw the spin-off of Bayer’s former Agfa division. Before joining Bayer in 1998, Mr. Kühn worked with Schering AG, most recently as head of finance. In addition to his responsibilities on the Board, he is chairman of the supervisory board of Bayer CropScience AG.
      Dr. Richard Pott joined the Board in May 2002. He had previously served as General Manager of our Specialty Products business group. Before assuming responsibility for Specialty Products, he served Bayer in a number of positions, most recently as head of the Strategic Planning Department and then as head of Corporate Planning and Controlling. Dr. Pott oversees strategy and human resources and serves as Arbeitsdirektor (that member of the Board of Management responsible for personnel and social issues within the corporation). In addition to his responsibilities on the Board, he is a chairman of the supervisory board of Bayer HealthCare AG and Bayer MaterialScience AG.
      Dr. Wolfgang Plischke joined the Board in March 2006. He started his career in 1980 with Bayer’s subsidiary Miles Diagnostics. Starting in 2000, Dr. Plischke headed the Pharmaceuticals division in North America and was a member of the Executive Committee of Bayer Corporation. In January 2002, he was appointed General Manager of the Pharmaceuticals division at Bayer AG. He has been a member of the Bayer HealthCare Executive Committee and responsible for the Pharmaceuticals division since July 1, 2002.

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
      Our stockholders elect ten members of the Supervisory Board at the Annual Stockholders’ Meeting. Pursuant to the Co-Determination Act of 1976, our employees elect the remaining ten members. The term of a Supervisory Board member expires at the end of the Annual Stockholders’ Meeting in which the stockholders discharge Supervisory Board members for the fourth fiscal year following the year in which the member was elected. There is no compulsory retirement age for members of the Supervisory Board. However, in accordance with the German Corporate Governance Code, Supervisory Board members are encouraged to retire at the Annual Stockholders’ Meeting following the member’s 72nd birthday.
      Any member elected by the stockholders at the Annual Stockholders’ Meeting may be removed by a majority of three quarters of the votes cast by the stockholders in such meeting. Any member elected by the employees may be removed by a majority of three quarters of the votes cast by the employees. Unless otherwise required by law or by the Articles of Association of Bayer AG, resolutions of the Supervisory Board are passed by simple majority of the votes cast. According to the Articles of Association, in the case of a deadlock, a second vote is held in which the chairman of the Supervisory Board is entitled to one additional vote. In order to constitute a quorum, at least half of the total members of the Supervisory Board must participate in the voting.
      The following table shows the current members of our Supervisory Board, their principal occupations, the year in which they were first elected or appointed and memberships they hold on the supervisory boards of other companies. Employee representatives are identified by an asterisk.

			First	Membership on other
Name	Position	Principal Occupation	Elected	Supervisory Boards

Dr. Manfred Schneider	Chairman	Former chairman of the Management Board	2002	Allianz AG, DaimlerChrysler AG, Linde AG, Metro AG, RWE AG, TUI AG
*Erhard Gipperich(1)	Vice Chairman	Chairman of the Group and Central Works Councils of Bayer AG, Leverkusen	1998	Baywoge GmbH
Dr. Paul Achleitner	Member	Member of the management board, Allianz AG	2002	Allianz Global Investors AG, Allianz Immobilien GmbH, MAN AG, RWE AG
Dr. Josef Ackermann	Member	Chairman of the management board, Deutsche Bank AG	2002	Deutsche Lufthansa AG, Linde AG, Siemens AG
*Andreas Becker(2)	Member	Chairman of the Works Council of H.C. Starck	2005	H.C. Starck GmbH
*Karl-Josef Ellrich	Member	Chairman of the Works Council, Dormagen Site	2000	Bayer CropScience AG
*Dr. Thomas Fischer(3)	Member	Head of Process and Plant Safety, Bayer MaterialScience	2005	Bayer MaterialScience AG
*Thomas Hellmuth	Member	Agricultural Engineer	2002	—

			First	Membership on other
Name	Position	Principal Occupation	Elected	Supervisory Boards

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel	Member	Honorary professor of the University of Mannheim	2002	Continental AG, DaimlerChrysler Aerospace AG, SMS GmbH, Brambles Industries, Orange SA, Ringier AG
Gregor Jüsten(4)	Member	Member of the Works Councils, Leverkusen Site	2006	—
Dr. rer. pol. Klaus Kleinfeld(5)	Member	Chairman of the management board, Siemens AG	2005	Alcoa Inc., Citigroup Inc.
Dr. h.c. Martin Kohlhaussen	Member	Chairman of the supervisory board, Commerzbank AG	1992	Heraeus Holding GmbH, Hochtief AG, Intermediate Capital Group, National Pensions Reserve Fund, Schering AG, ThyssenKrupp AG, Verlagsgruppe Georg von Holtzbrinck GmbH
John Christian Kornblum	Member	Chairman of Lazard & Co.	2002	ThyssenKrupp Technologies AG, Motorola Inc.
*Petra Kronen	Member	Chairwoman of the Works Council, Uerdingen Site	2000	Bayer MaterialScience AG
Dr. Heinrich von Pierer(6)	Member	Chairman of the supervisory board, Siemens AG	1993	Deutsche Bank AG, Hochtief AG, Münchener Rückversicherungs- Gesellschaft AG, ThyssenKrupp AG, Volkswagen AG
*Wolfgang Schenk(7)	Member	Engineer	2002	—
*Hubertus Schmoldt	Member	Chairman of German Mine, Chemical and Power Workers’ Union	1995	BHW AG, Deutsche BP AG, DOW Olefinverbund GmbH, E.ON AG, RAG AG, RAG Coal International
*Dieter Schulte	Member	Former Chairman of German Unions Federation	1997	—
Dr.-Ing. Ekkehard D. Schulz (5)	Member	Chairman of the management board, ThyssenKrupp AG	2005	AXA Konzern AG, Commerzbank AG, Deutsche Bahn AG, MAN AG, RAG AG, TUI AG, ThyssenKrupp Automotive AG, ThyssenKrupp Elevator AG, ThyssenKrupp Services AG, ThyssenKrupp Steel Beteiligungen AG

			First	Membership on other
Name	Position	Principal Occupation	Elected	Supervisory Boards

Dr.-Ing. E.h. Jürgen Weber	Member	Chairman of the supervisory board, Deutsche Lufthansa AG	2003	Allianz Lebensversicherungs- AG, Deutsche Bank AG, Deutsche Post AG, Thomas Cook AG, Voith AG, Loyalty Partner GmbH, Tetra Laval Group
*Siegfried Wendlandt	Member	North Rhine District Secretary of German Mine, Chemical and Power Workers’ Union	2001	Baywoge GmbH, HT Troplast AG, Rütgers AG
*Reinhard Wendt(6)	Member	Chairman of the works council of Wolff Walsrode AG	2002	Wolff Walsrode AG
*Thomas de Win	Member	Commercial Clerk(8)	2002	Bayer Material Science AG
Prof. Dr. Dr. h.c Ernst- Ludwig Winnacker	Member	University Professor, Bonn; President of the German Research Association, Bonn	1997	MEDIGENE AG, KWS Saat AG, Wacker Chemie AG
Dr. Hermann Wunderlich(6)	Member	Former Vice Chairman of the Management Board	1996	—

(1)	Resigned January 31, 2006

(2)	First elected April 29, 2005

(3)	First elected September 30, 2005

(4)	Elected February 1, 2006.

(5)	Elected April 29, 2005 to serve until the 2007 Annual Stockholders’ Meeting

(6)	Resigned April 29, 2005

(7)	Resigned September 30, 2005

(8)	Chairman of the Group and Central Works Council of Bayer AG since February 1, 2006; Vice Chairman of the Supervisory Board since March 2, 2006

Supervisory Board Committees
      Currently, the Supervisory Board has the following committees:

•	The Presidium was established pursuant to § 27 (3) of the Co-Determination Act and consists of the chairman and vice chairman of the Supervisory Board, as well as of one stockholder representative and one employee representative. It serves as our nomination committee (Vermittlungsausschuss). The purpose of this committee is to nominate members of the Board of Management for election by a simple majority of the votes of the Supervisory Board in the event that the Supervisory Board is unable to appoint members of the Board of Management with the votes of at least a two thirds majority of the Supervisory Board. Pursuant to § 9 (2) of the Standard Operating Procedures (Geschäftsordnung) of the Supervisory Board, the Presidium also prepares the general meetings of the full Supervisory Board. The current members of the Presidium are Mr. Schneider (chairman), Mr. Achleitner, Mr. Gipperich (until January 31, 2006) and Mr. Schmoldt.

•	The personnel committee (Personalausschuss) was established pursuant to § 10 of the Standard Operating Procedures of the Supervisory Board. The personnel committee consists of four members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the personnel committee. The main responsibility of the personnel committee is the determination of the salary and further conditions of the employment of Board of Management members, the legal representation of the

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

•	The audit committee (Prüfungsausschuss) was established pursuant to § 11 of the Standard Operating Procedures of the Supervisory Board. The audit committee consists of six members of the Supervisory Board. The main responsibilities of the audit committee are oversight of financial accounting, risk management, the preparation of the resolutions of the Supervisory Board with respect to the annual financial statements, the review of all non-audit services to be performed by the independent auditor, oversight over the independent auditors including scope of services, fees and schedules, the direct receipt of the audit reports, and the direct receipt of reports of accounting irregularities. The current members of the audit committee are Mr. Kohlhaussen (chairman), Mr. Schneider, Mr. Fischer, Mr. Henkel, Mr. Wendlandt and Mr. de Win.

Share Ownership
      Because the shares of Bayer AG are in bearer form, we cannot obtain precise information as to their holders. To the best of our knowledge, however, no member of the Supervisory Board or the Board of Management beneficially owns shares of Bayer AG totaling one percent or more of all outstanding shares.
Compensation
      The members of the Board of Management receive a base salary, a fixed supplement and a variable bonus. The variable bonus for a given year is tied to the attainment of the Group target based on EBITDA(5). The total remuneration of members of the Board of Management in 2005 amounted to €7,064,828 (2004: €6,518,626), comprising €1,985,580 (2004: €1,884,929) in base salaries and €837,073 (2004: €810,573) in fixed supplements (both aggregated under the term “fixed salary”) and €4,085,754 (2004: €3,665,880) in variable bonuses. Also included in the total is an aggregate €156,421 (2004: €157,244) of remuneration in kind consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car, and other payments. Other payments of €55,086 included in base salaries in the previous year have been reclassified.
      In addition, members of the Board of Management can participate in a cash-settlement-based stock option program provided that they place their own shares in a special deposit account. In relation to this program a total of 32,025 instruments with a fair value of €1,009,750 were granted as of December 31, 2004.
      Since 2005, the members of the Board of Management have participated in the long-term stock-based compensation program Aspire I (2005 tranche). Further details of this program are presented in — Employee Stock-Based Compensation Programs — Long-term incentive program for members of the Board of Management and other senior executives (Aspire I). The table below shows the remuneration components of those individual members of our Board of Management who were active on the Board as of December 31, 2005.
      The current entitlement for 2005 — along with compensation arising from previous years’ programs, parts of which have not yet been earned — is stated as a separate compensation component.
      The changes in the value of previously existing entitlements under long-term stock-based compensation programs that were acquired prior to 2005 are shown separately. They result from the upward trend in the price of Bayer stock in 2005.

(5)	EBITDA is defined as operating result plus depreciation and amortization.

Remuneration of the Members of the Board of Management

						Stock-based compensation

							Change in value
				Remuneration in		Entitlements	of entitlements
		Fixed	Variable	kind and other		acquired in	acquired prior
	Base salary	supplement	bonus	payments	Total	2005	to 2005

	(In Euros)
Klaus Kühn	412,236	170,647	843,713	35,266	1,461,862	285,748	99,693
Dr. Udo Oels	412,236	170,647	843,713	41,942	1,468,538	285,748	99,693
Dr. Richard Pott	412,236	170,647	843,713	39,044	1,465,640	284,248	98,055
Werner Wenning	748,872	325,132	1,554,615	40,169	2,668,788	495,504	169,289

	1,985,580	837,073	4,085,754	156,421	7,064,828	1,351,248	466,730

      Pension provisions for the current members of the Board of Management amounted to €32,218,996 (2004: €26,098,637).
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
      If, in the event of a change in control, the service contract is terminated within 12 months thereafter — by mutual consent, due to its expiration, or voluntarily by the Board member in certain circumstances such as a change of strategy — the Board member will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a period of 60 months, not counting the period for which he was released from his duties on full pay.
      His pension entitlement is based on the final target pension level. If this has not already been reached, his pension entitlement will be supplemented up to this level.
      Active members of the Board of Management are entitled to receive pension up from the age of 60. The yearly pension entitlement is based on at least 30 percent of the sum of the last yearly base salary and fixed supplement. This percentage increases over time depending on years of service as a Board member and determines the final target pension level, which is capped at 80 percent.
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
      Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,323,009 (2004: €9,917,575). Pension provisions for former members of the Board of Management and their surviving dependents amounted to €115,972,457 (2004: €109,174,509).
      The following table shows the remuneration paid to individual members of the Supervisory Board who were active on the Board as of December 31, 2005. Employee representatives, who receive salaries from us unrelated to their work on the Supervisory Board, are identified by an asterisk. The aggregate amount of the salaries they received in 2005 in their capacities other than as members of the Supervisory Board is €683,665.

Remuneration of the Members of the Supervisory Board

	Basic	Variable
	Remuneration	Remuneration	Totals

	(In Euros)
Dr. Paul Achleitner	70,041.67	21,012.50	91,054.17
Dr. Josef Ackermann	60,000.00	18,000.00	78,000.00
*Andreas Becker(1)	40,167.00	12,050.00	52,217.00
*Karl-Josef Ellrich	75,000.00	22,500.00	97,500.00
*Dr. Thomas Fischer(3)	18,750.00	5,625.00	24,375.00
*Erhard Gipperich(5)	105,000.00	31,500.00	136,500.00
*Thomas Hellmuth	60,000.00	18,000.00	78,000.00
Prof. Dr.-Ing. e.h. Hans-Olaf Henkel	75,000.00	22,500.00	97,500.00
Dr. rer. pol. Klaus Kleinfeld(1)	40,167.00	12,050.00	52,217.00
Dr. h.c. Martin Kohlhaussen	105,000.00	31,500.00	136,500.00
John Christian Kornblum	60,000.00	18,000.00	78,000.00
*Petra Kronen	75,000.00	22,500.00	97,500.00
Dr. Heinrich von Pierer(2)	24,791.33	7,437.50	32,228.83
*Wolfgang Schenk(4)	56,250.00	16,875.00	73,125.00
*Hubertus Schmoldt	75,000.00	22,500.00	97,500.00
Dr. Manfred Schneider	180,000.00	54,000.00	234,000.00
*Dieter Schulte	60,000.00	18,000.00	78,000.00
Dr.-Ing. Ekkehard D. Schulz(1)	40,167.00	12,050.00	52,217.00
Dr.-Ing. e.h. Jürgen Weber	60,000.00	18,000.00	78,000.00
*Siegfried Wendlandt	75,000.00	22,500.00	97,500.00
*Reinhard Wendt(2)	19,833.00	5,950.00	25,783.00
*Thomas de Win	75,000.00	22,500.00	97,500.00
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	60,000.00	18,000.00	78,000.00
Dr. Hermann Wunderlich(2)	19,833.00	5,950.00	25,783.00

(1)	First elected April 29, 2005.

(2)	Resigned April 29, 2005.

(3)	First elected September 30, 2005.

(4)	Resigned September 30, 2005.

(5)	Resigned January 31, 2006.

Employee Stock-Based Compensation Programs
      Stock-based compensation in the Bayer Group is granted primarily under standard programs and also on an individual agreement basis.
      Individual agreements enable the company to link remuneration components to stock price or future stock price trends. Awards under such agreements may be contingent upon the attainment of agreed targets, or they may be based solely on length of service.
      Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2000 through 2004 was essentially a stock option program with variable stock-based awards. This program provides for cash payments. Middle managers were offered a stock incentive program, while other groups of employees were offered a stock participation program.
      A new stock-based compensation program for top and middle management, known as “Aspire”, was introduced in 2005. It comprises two variants, which are described below. For other managers and non-managerial employees, a different type of stock participation program was offered in 2005, under which Bayer subsidizes employee purchases of shares in the company.
      As with other remuneration systems involving cash settlement, awards to be made under the stock-based programs are covered by provisions in the amount of the fair value of the obligations existing as of the date of the financial statements vis-à-vis the respective employee group. Adjustments to provisions relating to all existing stock-based compensation programs are recognized in the income statement.
      In the past, these programs were measured on the basis of intrinsic value. Starting in 2005, measurement is based on fair value, and prior periods have therefore been restated accordingly. This change affected provisions as follows:

	Stock option	Stock incentive	Stock participation
	program	program	program

	(Euros in million)
Intrinsic value as of December 31, 2004	2	1	1
One-time remeasurement effect	1	1	5

Fair value as of January 1, 2005	3	2	6

      The table below shows the change in provisions for the various programs:

	Stock option	Stock incentive	Stock participation
	program	program	program	Aspire I	Aspire II

	(Euros in million)
January 1, 2005	3	2	6	0	0
Allocations	10	1	6	11	23
Utilization	—	0	0	0	0
Reversal	0	0	(1)	0	0

December 31, 2005	13	3	11	11	23

      Total expenses for stock-based compensation programs in 2005 were €57 million (2004: €8 million), including €34 million for the new Aspire programs introduced in 2005 and €2 million in subsidies for the 2005 short-term stock participation program (2004: €4 million).
      In 2005 provisions of €4 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred under the standard programs.
      The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method and the following key parameters:

Dividend yield	2.27 percent
Risk-free interest rate	2.92 percent
Volatility of Bayer stock	38.00 percent
Volatility of the EURO STOXX 50sm	19.55 percent
Correlation between Bayer stock price and the EURO STOXX 50sm	0.56
      The expected exercise period is three to five years.

Long-term incentive program for members of the Board of Management and other senior executives (Aspire I)
      To participate in Aspire I, members of the Board of Management and other senior executives are required to purchase a certain number of Bayer shares determined on the basis of specific guidelines and to retain them for the full term of the program.
      A percentage of their annual base salary is defined as a target for variable payments (“Aspire target opportunity”). Depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50sm benchmark index, participants are granted an award of between 0 percent and 200 percent of their individual target opportunity.
      Participants may ask for their Aspire award to be paid out in cash immediately at the end of the three-year performance period, or they may convert it into “performance units”. These can then be redeemed within a two-year exercise period for a cash payment that depends on the Bayer stock price on the exercise date.

Long-term incentive program for middle management (Aspire II)
      A variant of the Aspire program with the following modifications is offered to middle management:

•	No personal investment in Bayer shares is required.

•	The amount of the award in relation to the employee’s personal Aspire target opportunity is based entirely on the absolute performance of Bayer stock during the performance period.

•	The award varies between 0 percent and 150 percent of the Aspire target opportunity.
      This variant of the Aspire program is not linked to the EURO STOXX 50sm index.

Stock Participation Program (2005) for other managers and non-managerial employees
      Under this program, Bayer offered employees the opportunity to purchase shares at a discount as follows:

•	up to 30 Bayer shares at a discount of €6.75 per share and

•	additional Bayer shares at a 15 percent discount up to a maximum total value of €2,500.
      Managers not eligible to participate in the Aspire program could purchase discounted shares up to a maximum value of €4,000.
      The shares purchased under the 2005 Stock Participation Program must be held in a special deposit account and may not be sold prior to December 31, 2006. Employees acquired a total of 523,072 Bayer shares under the 2005 Stock Participation Program.

Stock-based compensation programs 2000-2004
      The stock-based compensation programs offered to the different employee groups in 2000 through 2004 were all similar in their respective structures. Provisions for the obligations under these programs are recorded in the balance sheet and recognized in the income statement at fair value. Entitlement to awards under these programs is conditioned on retention of the Bayer stock designated under the program for a certain time period.

      The following table shows the programs applicable through December 31, 2004:

	Stock option	Stock incentive	Stock participation
	program	program	program

Year of issue	2000-2004	2000-2004	2000-2004
Original term in years	5	10	10
Retention period/distribution date in years from issue date	3	2/6/10	2/6/10
Reference price	0	0	0
Performance criteria	Yes	Yes	No

Stock Option Program (2000-2004)
      A maximum personal investment in Bayer stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.
      The Stock Option Program also contains a three-year retention condition. The retention period is followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option rights and the award to which the holder is entitled depend on the absolute and relative performance of Bayer AG stock.
      For the tranches issued in 2000-2002, every participant received one option for every 20 shares placed in a special account (personal investment). Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50sm index.
      For the tranches issued in 2003 and 2004, participants received up to three options per share of their personal investments placed in the special account. For each option, a cash payment — equivalent to the market price of one Bayer share — and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.
      The stock options issued under the 2001 and 2002 tranches can currently be exercised. However, as of the date of the financial statements their intrinsic value was €nil.

Stock Incentive Program (2000-2004)
      To participate in this program, each participant was required to deposit shares with a maximum aggregate value of 50 percent of his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer shares deposited at the launch of each tranche and the overall performance of Bayer stock. The Stock Incentive Program differs from the Stock Option Program in that participants may sell their shares during the term of the program, although any shares sold do not count for purposes of calculating the incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.
      Incentive payments under the program are only made if Bayer stock has outperformed the EURO STOXX 50sm index on the respective distribution dates. For every ten Bayer shares originally placed in their special account and retained until the distribution date, participants receive payments equal to the value of two shares after two years, four shares after six years and an additional four shares after ten years.

Stock Participation Program (2000-2004)
      Under the Stock Participation Program, only half as many shares as under the Stock Incentive Program are awarded per ten shares deposited, but the award is not conditioned on any performance criteria.

Employee Pension Plan
      Employees who enter into employment with Bayer AG or its group management companies on or after January 1, 2005, become members of the new “BayerPLUS” pension plan and must join Bayer AG’s new pension fund “Rheinische Pensionskasse” (RPK), a mutual insurance company. As a member of the RPK, an employee makes a mandatory monthly contribution of 2 percent of his or her monthly contribution-eligible income (up to the threshold (Beitragsbemessungsgrenze) for the statutory pension insurance (gesetzliche Rentenversicherung), which for 2005 was a salary of €5,200 per month or €62,400 per year) to the pension fund. These contributions are withheld from the member’s salary. Bayer AG and its group management companies match the employee’s contribution. Upon retirement, the employee is entitled to receive a monthly basic pension payment (Grundrente) from the RPK calculated on the basis of contributions made multiplied by an age factor based on actuarial principles and including a guaranteed interest rate of 2.75 percent. Entitlements under the basic pension plan vest immediately. If the RPK generates a surplus, the pension benefits paid will rise accordingly.
      Employees who entered into employment with Bayer AG or its group management companies on or after January 1, 2005 and whose annual contribution-eligible income exceeds the statutory pension insurance threshold are entitled to receive an additional monthly pension payment (Zusatzrente) from a supplementary pension plan, for which book reserves are included in the balance sheet. Under this plan, entitlements are calculated in the same manner as under the RPK. Bayer AG and its group management companies make a mandatory notional contribution of 6 percent of that portion of the employee’s salary exceeding the statutory pension insurance threshold into the supplementary pension plan. In addition, Bayer matches any contributions made by the employee up to 9 percent of that employee’s income eligible for contributions (contribution-eligible income). Entitlements based on employer contributions vest after a period of five years. Entitlements based on an employee’s own contributions vest immediately.
      Employees who entered into employment with Bayer AG or its group management companies before January 1, 2005 became members of the old pension plan (which is no longer open to new members) and joined the Bayer-Pensionskasse. As a member of the Bayer-Pensionskasse, an employee also makes a mandatory monthly contribution of 2 percent of his or her monthly contribution-eligible income (up to the statutory pension insurance threshold). Employees whose annual contribution-eligible income exceeds the annual statutory pension insurance threshold by up to €46,800 are entitled to receive an additional monthly pension payment (Zusatzrente) from a supplementary pension plan, for which book reserves are included in the balance sheet. Employees whose annual contribution-eligible income exceed the total of €62,400 plus €46,800 (i.e., €109,200), received an individual pension promise in 2005. Bayer AG and its group management companies also include this individual pension entitlement as book reserves in the balance sheet. Starting on January 1, 2006, the portion of these employees’ contribution-eligible income in excess of €111,000 (the sum of the 2006 statutory pension insurance threshold and the 2006 Zusatzrente) is treated in the same manner as is contribution-eligible income of new employees that exceeds the statutory pension insurance threshold.
      Key senior managers in leadership positions essential for the Group (i.e., who shape the future of the Group as a whole) are assigned to so-called Group Leadership Circles (GLC). A manager’s assignment to a GLC depends on his/her position and his/her reporting relationship at Group level. Members of the Board of Management are assigned to GLC I. (Their pension entitlements are discussed in — Compensation.) For GLC II and GLC III members (i.e., members of our senior management), who are appointed after March 18, 2005, a new pension contract applies in addition to their entitlements under the pension plans described above: Bayer AG matches the employee’s contributions (up to 9 percent of the respective contribution-eligible income) at a 200 percent (GLC III) or 300 percent (GLC II) level. These benefits are also financed by book reserves. The pension contracts of GLC members appointed prior to that date remain unchanged on a “defined benefit” basis.
      The changes for the German employees reflect the process of moving from Defined Benefit to Defined Contribution plans. The Bayer Group started this process in the 1990s and today Bayer has introduced Defined Contribution plans for new employees in all major countries. In the United States several of Bayer’s current Defined Benefit plans were replaced with a pure Defined Contribution plan effective January 1, 2006. Pension entitlements under the modified Defined Benefit plans will be determined as of December 31, 2005 and frozen.

For further information, please refer to Note 28 to the consolidated financial statements appearing elsewhere in this annual report.
Employees
      The following tables set forth the average number of employees in continuing operations during 2003, 2004 and 2005 by area of primary activity and an approximate breakdown of employees as of December 31, 2003, 2004 and 2005 by geographical region:

	Employees by Activity Average for

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
Technology/ Manufacturing	46,441	(5.19)	44,033	(0.05)	44,011
Marketing	30,254	(2.24)	29,576	3.32	30,558
Administration	9,073	(0.61)	9,018	4.33	9,409
Research	10,544	(9.33)	9,560	(3.92)	9,185

Total	96,312	(4.28)	92,187	1.06	93,163

	Breakdown by Region As of December 31,

		Change from		Change from
	2003	Previous Year	2004	Previous Year	2005

		(%)		(%)
Europe	51,900	(1.93)	50,900	1.96	51,900
North America	18,700	(4.81)	17,800	(8.99)	16,200
Asia/Pacific	12,200	0.0	12,200	13.93	13,900
Latin America/ Africa/Middle East	10,000	3.00	10,300	8.74	11,200
Corporate	500	0.0	500	0.0	500
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
      In Germany, employers’ associations and unions typically negotiate collective bargaining agreements annually. However, collective bargaining agreements may be entered into for longer terms. A German collective bargaining agreement governs the employment of all employees up to a certain level of responsibility organized in the relevant union. At Bayer, even the employees in those employee groups governed by collective bargaining agreements who are not union members are granted rights under the collective bargaining agreements by means of reference in the individual agreements.
      The current agreement covering our employees has a term of 19 months and began in June 2005. It grants employees a salary increase of 2.7 percent over the previous collectively-agreed monthly salary (monatliches Tarifentgelt) for the term of the agreement. In addition, it grants employees a lump-sum payment amounting to a certain percentage of the previous monthly collectively-agreed salary. The percentage varies between 24 and 32 percent, depending on work schedules and shift. For Bayer AG, its group management companies (except for Bayer Industry Services) and the majority of Bayer AG’s German affiliates, the lump-sum payment under the current agreement was made in 2005. For Bayer Industry Services the lump-sum payment was made in February 2006.
      There are 13 pay grades, based on job description, for our employees in positions governed by collective bargaining agreements. Our management employees, who have individual employment or service contracts, are organized in six contract levels. The Chemical Industry has a union for academics (Verband der Angestellten Akademiker (VAA)). Apart from a specific collective bargaining agreement for young entry level academics, management contracts at Bayer are not subject to collective bargaining agreements.
      Each Bayer site in Germany has a works council (Betriebsrat), elected by all non-management employees. Members serve a four-year term; the last elections took place in March 2002. Accordingly the next elections are scheduled to take place at the respective Bayer sites between April 2 and April 6, 2006. The works councils facilitate communications between management and staff at the site level. A joint works council (Gesamtbetriebsrat) serves a similar purpose at the company-wide level and the same applies to the Group works council (Konzernbetriebsrat) at Group level, Germany-wide. The rights and responsibilities of works councils are set forth in the German Works Council Constitution Act (Betriebsverfassungsgesetz). Within the given framework of laws and collective bargaining agreements, works councils have participatory rights on site and company level with respect to managing staff-related issues as well as working conditions such as:

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
      Associated with restructuring measures within the Bayer Group, on November 7, 2003, the Board of Management and the employee representatives of the Supervisory Board agreed on principles for the extension of the existing agreement with the joint works council dated December 12, 2000 for safeguarding employment at several of our major German sites, taking effect January 1, 2004. Collective agreements with the competent representative bodies were signed June 30, 2004 and July 1, 2004 respectively. Under these principles, an act of solidarity by all employees at German Bayer locations allows us to maintain 1,000 full time equivalent (FTE) positions more than previously planned. By reducing performance-related variable income of all employees of German sites covered by the agreement by up to 10 percent, personnel costs for temporarily-unassigned employees are covered. On the basis of these options for cost cuts, we agreed that we would not, except in exceptional circumstances, lay off employees at our Leverkusen, Dormagen, Krefeld-Uerdingen, Elberfeld and Brunsbüttel sites for operational reasons before December 31, 2007. If exceptional circumstances arise that are beyond our control and lead to an overcapacity of employees, we have agreed to negotiate with the joint works council in order to find a solution that will serve the interests of the company and the employees to the greatest possible extent. In accordance with the agreements, performance-related variable income for 2005 was reduced by 2.3 percent.

Item 7.     Major Shareholders and Related Party Transactions
Major Shareholders
      Under our Articles of Association, each of our ordinary shares represents one vote. Major shareholders do not have different voting rights.
      Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a listed German company must notify that company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5, 10, 25, 50 and 75 percent of the company’s outstanding voting securities. One shareholder, The Capital Group Companies, Inc., has notified us on February 8, 2006 pursuant to section 21(1) of the German Securities Trading Act (WpHG) that the proportion of voting rights it held in our company fell below five percent on February 1, 2006, and has since been at 4.94 percent. Allianz AG informed us on January 12, 2005 pursuant to section 21(1) of the WpHG that the proportion of voting rights it held in our company fell below five percent on January 6, 2005.
      Based on the notifications we have received pursuant to section 21(1) of the WpHG through February 28, 2006, as of that date we are not aware of any single shareholder holding five percent or more of our outstanding shares.
      U.S. shareholders can hold Bayer shares either directly or indirectly through our sponsored American Depositary Receipt (ADR) program with The Bank of New York as depositary. Because the shares of Bayer AG are in bearer form, we cannot obtain precise information as to the identity of shareholders or the distribution of the shares among them. From time to time, however, we conduct surveys, using the assistance of banks, to form estimates as to Bayer AG’s shareholder base. Our last such survey measured our shareholder structure as of June 1, 2001. The survey recorded responses with respect to 95.6 percent of our approximately 500,000 shareholders. Of this number, 94 percent were individuals, who together owned 24 percent of the shares. Approximately 55,000, or 12 percent, of the individual shareholders were Bayer employees, who together held approximately 2 percent of Bayer AG’s outstanding shares. Institutional investors (e.g., banks, insurance companies and investment funds) held another 67 percent of the shares. Shareholders in Germany numbered approximately 437,000 and owned 61 percent of the shares. Approximately 59,000 shareholders in 135 other countries held 39 percent of the shares. Of this group, British shareholders held approximately 10 percent, and U.S. shareholders approximately 8 percent, of the shares.
      Furthermore, while Bayer cannot obtain precise information as to the identity (and location) of its shareholders, the records of the depositary under its ADR program show that as of January 31, 2006 there were 1,599 registered holders of Bayer American Depositary Shares (ADSs). Bayer assumes that these ADSs are owned by persons resident in the United States. The ADSs are listed on the New York Stock Exchange and each ADS represents one ordinary share. As of February 28, 2006 the ADS holders collectively held 38,098,820 ADSs, or approximately 5.2 percent of the total outstanding share capital of Bayer. Since U.S. residents can also hold Bayer ordinary shares directly, however, Bayer assumes that the percentage of its total shares outstanding currently held by U.S. residents in both ordinary share and ADS form is greater.
      To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person severally or jointly, and there are no arrangements which may result in a change of control.
      See also in Item 6, Directors, Senior Management and Employees — Share Ownership.
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
Item 8.     Financial Information
Consolidated Financial Statements and Other Financial Information
      See Item 18, Financial Statements.
Legal Proceedings
      Bayer is involved in a number of legal proceedings. As a global company active in a wide range of life sciences and chemical activities, we may in the ordinary course of business become involved in proceedings relating to such matters as:

•	product liability;

•	competition and antitrust;

•	patent validity and infringement;

•	tax assessments; and

•	past waste disposal practices and release of chemicals into the environment.
      The following discussion, although not an exhaustive list of claims or proceedings in which Bayer AG or its subsidiaries are involved, nevertheless describes what we believe to be the most significant of those claims and proceedings. Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to Bayer. References to Bayer include claims or proceedings to which Bayer AG and/or one or more of its subsidiaries is a party.
      We cannot predict with certainty the outcome of any proceedings in which we are or may become involved. An adverse decision in a lawsuit seeking damages from us, or our decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If we lose a case in which we seek to enforce our patent rights or in which we have been accused of infringing another company’s patent rights, we will sustain a loss of future revenue if we no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses we might have to bear as a result of these actions are covered by insurance in some circumstances, the coverage under some of these insurance policies has (as indicated below) been exhausted, and other payments may not be covered by our insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to Bayer, and the payments, costs and expenses above those already incurred or accrued could have a material adverse effect on our results of operations, financial position or cash flows.

Product liability proceedings

Cerivastatin litigation
      In August 2001 Bayer voluntarily ceased marketing the anticholesterol product cerivastatin (marketed in the United States and Canada under the trade name Baycol) in response to reports of serious side effects in some patients. Claims for compensation have been made against us in several countries. Many lawsuits were filed, primarily in the United States and Canada. It is possible that additional lawsuits may be filed in the United States and elsewhere.
      U.S. litigation. As of January 13, 2006, approximately 5,900 lawsuits were pending in the United States in both federal and state courts against Bayer, including putative class actions. The actions in the United States have been based primarily on theories of product liability, consumer fraud, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of Baycol and the establishment of a trust fund to finance the medical monitoring of former Baycol users. The federal cases were transferred to federal district court in Minnesota for coordinated discovery and other pre-trial proceedings. This court denied a motion for certification of nationwide personal injury, medical monitoring and economic refund classes on September 17, 2003. A motion to certify a class of persons claiming personal injuries was also denied by an Illinois state court. A Pennsylvania state court, which had certified a class of Pennsylvania residents who took Baycol and sought medical monitoring, granted judgment in favor of Bayer and denied all claims of the class. That same court certified a class of third party payors who allegedly suffered economic loss because the withdrawal of Baycol caused them to incur costs for unused medicine and expenses related to their patients changing to another medicine. Bayer has reached agreement to settle this matter. A state court in Oklahoma certified a class of Oklahoma residents who took Baycol and sustained muscular/ skeletal injuries as a result, and its decision has been upheld by the appellate courts. A state court in Illinois has certified a class of Illinois residents who purchased Baycol and who do not claim any personal injury. This class seeks monetary damages under the Illinois consumer protection law. The certification of a class is unrelated to a determination of our liability.
      Five U.S. cases have been tried to date to final judgment, all of which resulted in verdicts in our favor.
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to Baycol from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General followed by a related subpoena issued by the U.S. Attorney for New Jersey in February 2006. Prior to the withdrawal of Baycol, Bayer had a contract with the Department to provide it with a supply of Baycol. The investigation is a joint Department of Defense/Food and Drug Administration inquiry relating to Baycol. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it acted responsibly and fulfilled its responsibilities to the U.S. government, and has cooperated in the investigation, including by providing the information requested. Since April 2004, Bayer also has received civil investigative demands from 26 states seeking documents regarding the marketing of Baycol. These state investigations are being conducted pursuant to consumer protection laws. Bayer is not aware of any complaints filed in connection with these state investigations. In some countries, criminal proceedings have been initiated by the relevant authorities. Bayer believes that it acted responsibly in the marketing of Baycol and will cooperate in providing the information requested.
      Litigation in other countries. As of January 13, 2006, 70 actions were pending against Bayer companies in other countries, including class actions in Canada. Settlement agreements were entered into in January and March 2004 with lawyers representing plaintiffs in Ontario, Quebec and British Columbia who ingested Baycol. These agreements together establish a procedure to resolve claims of all Canadian residents arising from the alleged contraction of rhabdomyolysis from Baycol. However, in 2004 and 2005, provincial courts in Newfoundland and Manitoba granted motions to certify classes for residents of all Canadian provinces except for Québec and

Saskatchewan, who claim personal injury from Baycol other than rhabdomyolysis. Bayer’s requests for leave to appeal these class certifications have been denied and these cases will proceed as class actions.
      Impact of cerivastatin litigation on Bayer. Without acknowledging any liability, we have settled 3,082 cases worldwide as of January 13, 2006, resulting in settlement payments of approximately U.S. $1.147 billion. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who experienced serious side effects while taking cerivastatin. After more than four years of litigation we are currently aware of fewer than 50 cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from cerivastatin may come to our attention. In cases where an examination of the facts indicates that cerivastatin played no part in the patient’s medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions.
      Following an agreement reached with the majority of the insurers in the cerivastatin litigation, Bayer established provisions in 2003 that resulted in a charge to the operating result of €300 million, reflecting an excess of the expected payments including defense costs over the expected insurance coverage. All insurers have since acceded to this agreement and have withdrawn their reservations of rights. As a result of updated facts in ongoing cases, further charges of €47 million and €43 million to the operating result were recorded in 2004 and 2005, respectively, each in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
      Due to the considerable uncertainty associated with the cerivastatin litigation, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted, Bayer could incur further costs that are not covered by the provisions already established. We will regularly review the necessity of further provisions and related charges to the operating result as the cerivastatin litigation proceeds.
      In the United States, Bayer co-promoted Baycol with SmithKline Beecham Corporation. SmithKline Beecham Corporation and Bayer have signed an allocation agreement under which SmithKline Beecham has agreed to pay five percent of all settlements and compensatory damage judgments arising out of actions based on the sale or distribution of Baycol in the United States, with each party responsible for paying its own attorneys’ fees.

Blood plasma products litigation
      HIV-related actions. Since the 1980’s, Bayer, as well as other fractionators of plasma products, have been involved in lawsuits alleging that hemophiliacs became infected with the human immunodeficiency virus (HIV), or ultimately developed AIDS, by using allegedly infected clotting factor concentrates derived from human plasma. Plaintiffs brought actions on these grounds in the United States, Ireland, Italy, Taiwan, Argentina, Canada, Japan and Germany. All of the actions brought on these grounds by residents of the United States have been resolved. Actions brought on these grounds outside the United States are still pending. Bayer has established provisions in respect of this litigation in the amount of U.S. $12 million.
      HIV/HCV-related actions. In 2003, a putative class action against Bayer and other manufacturers was filed in the United States on behalf of U.S. residents claiming compensation for HCV (hepatitis C virus) infections and non-U.S. residents claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. The court denied the plaintiffs’ motion to certify a class. Prior to and since the denial of class certification, U.S. and non-U.S. residents filed additional cases involving multiple plaintiffs against Bayer and other manufacturers, claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. All of these matters have been filed in or transferred to federal district court in Illinois for coordinated proceedings. On January 5, 2006, the court granted defendants’ motion, on the basis of forum non conveniens, to dismiss the claims of the eight residents of the United Kingdom who are plaintiffs in one of the cases. Plaintiffs’ counsel have announced their intention to appeal the ruling to the United States Court of Appeals for the Seventh Circuit.
      We believe that we have meritorious defenses in the blood plasma products litigation and intend to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability and we will continue to consider the need to establish provisions as the proceedings continue.

Phenylpropanolamine (PPA) litigation
      In late 2000, Bayer voluntarily discontinued marketing over-the-counter cough and cold remedies containing the decongestant phenylpropanolamine (PPA) in the United States in response to a recommendation from the FDA that manufacturers voluntarily discontinue marketing products containing PPA. The FDA issued this recommendation after one epidemiological study suggested a possible association between PPA and hemorrhagic stroke.
      As of January 13, 2006, 286 lawsuits were pending in U.S. federal and state courts against Bayer, of which 136 name Bayer as the only manufacturing defendant. An additional 295 cases are on appeal in federal court after the plaintiffs’ claims had been dismissed for failure to comply with procedural requirements. No lawsuits have been filed outside the United States.
      The PPA claims primarily relate to compensation for alleged damage to health and personal injury, breach of warranty, negligent and reckless misrepresentation, entitlement to subsequent monitoring, reimbursement of the purchase price, and conspiracy to defraud and fraudulently conceal. Claims for punitive damages have also been filed.
      Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of U.S. $400,000. This case was settled in July 2005 while on appeal.
      Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. As of January 13, 2006, Bayer had settled 247 cases resulting in payments of approximately U.S. $42 million, without acknowledging any liability. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who suffered hemorrhagic stroke while taking a Bayer product containing PPA. Through December 31, 2005, Bayer had recorded a charge to the operating result in the amount of €78 million, of which €62 million were recorded in 2005 and €16 million in 2004. Such charges were for settlements already concluded or expected to be concluded, and defense costs which exceed the amount of existing insurance coverage.
      Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential payments with respect to the remaining pending PPA cases and thus additional provisions for such potential payments have not yet been made. Future insurance coverage for expenses incurred and damages suffered as a result of the PPA litigation is limited to €0.05 for each €1.00 incurred. Accordingly, Bayer could incur further costs that are not covered by the provisions already established. We will regularly review the necessity of further provisions and related charges to the operating result as the proceedings continue.

Thimerosal litigation
      Bayer Corporation is a defendant in 7 lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from the use of Bayer products containing thimerosal, specifically immunoglobulin therapies. Other cases involving thimerosal in over-the-counter nasal spray products have been dismissed. Numerous manufacturers used thimerosal as preservative agents in vaccines and other medical products. Plaintiffs allege that use of products containing these compounds has caused autism, neurodevelopmental disorders and other injuries. They are requesting various remedies for the allegedly resulting injuries including compensatory, punitive and statutory damages and funding for medical monitoring and research. Additional cases may be filed. Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Isocyanate litigation
      Bayer is a defendant in three Alabama state court isocyanate cases. Collectively the cases involve the claims of more than 1,600 plaintiffs who allege personal injuries (primarily respiratory) caused by exposure to diphenylmethane diisocyanate (“MDI”) from products supplied by Bayer and other co-defendants. The products were used in underground coal mines in Alabama where the plaintiffs worked. Bayer’s co-defendants include two other MDI manufacturers, several distributors and contracting companies that used MDI-containing products in those mines. Plaintiffs assert claims of negligence, wantonness, outrage, failure to warn, misrepresentation, concealment, breach of warranties and conspiracy. Punitive damages are sought. A jury trial to decide common issues relating to defendants’ liability as to all of the more than 1,600 plaintiffs is scheduled to begin on April 13, 2006. A trial relating to the alleged injury and damages claims of an initial group of approximately 25 plaintiffs is scheduled to begin upon conclusion of the “common issues” trial.
      Bayer is a defendant in a purported class action filed in federal district court in Alabama. Bayer’s co-defendants include isocyanate trade associations, MDI manufacturers, several distributors and contracting companies that used MDI-containing products in the underground coal mines where plaintiffs worked. The case was filed by fifteen (15) individual plaintiffs on behalf of themselves and a class of all similarly situated coal miners in the United States seeking redress for alleged personal injuries, declaratory and injunctive relief as a result of their alleged exposure. Plaintiffs likewise allege that they are entitled to medical monitoring for injuries that may manifest themselves in the future as a result of past MDI exposure.
      Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceedings involving Imidacloprid
      In the United States, keepers of honeybees and honeybee hives have filed a putative class action lawsuit against Bayer in the U.S. District Court for the Middle District of Pennsylvania alleging that imidacloprid caused damage to their honeybees, to the honey, the wax and the beekeeping equipment. In June 2005, the court denied plaintiffs’ motion to certify this matter as a class action. With the court’s action, nine individual plaintiff lawsuits remain. Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously. The Company believes, however, the aggregate amount of damages alleged in these individual lawsuits is not material.

Antitrust proceedings

Proceedings involving former rubber-related lines of business
      Government investigations. Bayer is the subject of criminal and civil investigations conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”), the Directorate General for Competition of the European Commission (“EC”), and the Canadian Competition Bureau (“CCB”) (collectively, the “Competition Authorities”). The Competition Authorities are investigating potential violations of their respective antitrust or competition laws involving certain of Bayer’s former rubber-related lines of business.
      Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer’s former rubber chemicals, ethylene propylene diene monomer (“EPDM”) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its former rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer pleaded guilty and paid a fine of U.S. $66 million. To settle charges related to allegations that its former NBR business unit engaged in anti-competitive activities between May and December 2002, Bayer pleaded guilty and paid a fine of U.S. $4.7 million. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its former rubber chemicals and NBR business. The DOJ investigation into potential antitrust violations involving EPDM remains ongoing.
      The CCB is conducting criminal investigations of potential violations of Canadian competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. Bayer is in the process of negotiating settlement agreements with the CCB that would resolve all charges in Canada related to allegations that its former rubber chemicals and NBR business units engaged in anti-competitive activities between 1995 and

2001 and between May and December 2002, respectively. The CCB’s investigation into potential antitrust violations involving EPDM remains ongoing.
      The DOJ and the CCB have also launched criminal investigations of possible anti-competitive behavior involving a further product attributable to the former rubber-related lines of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these investigations. Conditional amnesty requires continued cooperation by Bayer.
      The EC has been conducting investigations of and initiated respective proceedings regarding potential violations of European competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. In December 2005, the EC imposed a fine of €58.9 million on Bayer in concluding the rubber chemicals proceeding. The EC investigations into potential antitrust violations involving EPDM and NBR remain ongoing. Bayer is cooperating with the EC and the antitrust authorities of certain member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to Bayer’s former rubber-related lines of business. The EC and certain member state authorities have granted conditional amnesty from the imposition of fines in connection with the investigations involving these additional products. Conditional amnesty requires continued cooperation by Bayer.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including multiple putative class actions pending before various federal courts in the United States. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber (“CR”). In the state court actions, the plaintiffs have alleged violations based on the defendants’ purported participation in a conspiracy to fix prices and seek damages as indirect purchasers of the allegedly affected products. In the federal court actions, the plaintiffs have alleged the defendants’ participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. Bayer has reached agreements or agreements in principle to settle a number of these court actions. Certain of these agreements, once finalized, remain subject to court approval. The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
      Bayer also has been named, among others, as a defendant in multiple putative class action lawsuits in three Canadian courts. The actions involve rubber chemicals, EPDM, NBR and CR. In the Canadian actions, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various preliminary stages.

Proceedings involving polyester polyols, urethanes and urethane chemicals
      Government investigation. Bayer Corporation was the subject of a criminal antitrust investigation by the DOJ involving allegations that it had engaged in anti-competitive activities from February 1998 through December 2002 with respect to adipic-based polyester polyols. Under the terms of a September 2004 settlement agreement with the DOJ, Bayer Corporation pleaded guilty and paid a fine of U.S. $33 million. The agreement resolves all criminal charges against Bayer Corporation in the United States for activities related to its adipic-based polyester polyols business. The CCB in Canada is conducting a similar investigation.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing with respect to polyester polyols and/or urethanes and urethane chemicals. Plaintiffs in the federal court actions seek damages on behalf of direct purchasers of polyester polyols and related polyurethane systems, while plaintiffs in the state court actions seek damages on behalf of indirect purchasers of products that contain urethanes and urethane chemicals. These cases are at various preliminary stages.
      Bayer also has been named, among others, as a defendant in putative class action lawsuits involving polyester polyols in two Canadian courts, involving allegations of a price fixing conspiracy. The Canadian plaintiffs seek damages on behalf of a class of direct and indirect purchasers of the allegedly affected products. These cases are at various preliminary stages.

Proceedings involving polyether polyols and other precursors for urethane end-use products
      Government investigation. On February 16, 2006, Bayer Corporation was served with a subpoena by the DOJ seeking information relating to the manufacture and sale of methylene diphenyl diisocyanate (MDI), toluene diisocyanate (TDI) and polyether polyols and related systems. Bayer Corporation will cooperate with the DOJ in connection with the subpoena.
      Civil litigation. Bayer has also been named, among others, as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage, and a motion to dismiss the consolidated action is currently pending. Bayer has reached an agreement to settle all of the class action cases, subject to court approval, relating to polyether polyols, MDI and TDI (and related systems) direct purchaser claims. The foregoing settlement does not resolve all of the pending civil litigation with respect to the aforementioned products, nor does it preclude the bringing of additional claims.

Impact of rubber-related and urethane-related antitrust proceedings on Bayer
      In consideration of the portion allocated to LANXESS, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. Bayer created a provision of €80 million as of December 31, 2005 in respect of the rubber-related EU proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any additional fines.
      These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil claims was based on the expected payments under the settlement agreements or agreements in principle described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups, if any, on the settlement agreements recently approved or awaiting court approval.
      Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
      The financial risk associated with the rubber-related and urethane-related antitrust proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges, which are currently not quantifiable, will become necessary.
      Additionally, Bayer and its former affiliate LANXESS AG entered into a master agreement, dated September 22, 2004, pursuant to which the parties, among other things, apportion liability for certain of the antitrust proceedings described above. For a general description of this apportionment mechanism, please refer to Item 10. Additional Information — Material Contracts.

Proceedings involving Ciprofloxacin
      In January 1997, Bayer settled a patent infringement suit it brought in the United States against Barr Laboratories, Inc. This suit had arisen when Barr filed an Abbreviated New Drug Application (“ANDA”) (IV) seeking regulatory approval of a generic form of Bayer’s ciprofloxacin anti-infective product, which we sell in the United States under the trademark Cipro®. Shortly after settling this suit, Bayer applied to the U.S. Patent and Trademark Office for re-examination of its patent. The Patent and Trademark Office reissued the patent in

February 1999. In addition, Bayer’s Cipro® patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer’s patent was upheld. The patent expired in December 2003.
      Since July 2000, Bayer has been named as one of several defendants in 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has since been dismissed) filed in a number of state and federal courts in the United States. The plaintiffs in these suits allege that they are direct or indirect purchasers of Cipro® who were damaged because Bayer’s settlement of the Barr ANDA (IV) litigation prevented generic manufacturers from selling a generic version of Cipro®. The plaintiffs allege that the settlement violated various federal antitrust and state business, antitrust, unfair trade practices, and consumer protection statutes, and seek treble damages and injunctive relief. The Barr settlement is also the subject of an ongoing antitrust investigation by the U.S. Federal Trade Commission and a number of state attorneys general.
      All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. In May 2004, Bayer moved for summary judgment on all of plaintiffs’ antitrust claims in the consolidated cases brought by direct purchaser and indirect purchaser plaintiffs pending in that court, including certain plaintiffs’ claims related to Bayer’s actions during the prosecution of the Cipro® patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs’ patent-related claims on grounds that these claims do not state a claim for relief under the antitrust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision.
      The remaining lawsuits consist of a class action lawsuit brought on behalf of indirect purchasers in California state court, as well as putative class action lawsuits in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases have been dismissed by the trial courts and plaintiffs have appealed the dismissals. On December 13, 2005, the New York intermediate appellate court affirmed dismissal of the New York class action suit. The California and Kansas cases have been stayed. Bayer Corporation filed an answer in the Florida state court action, and there has been no subsequent activity in that case. A motion to dismiss is pending in the Tennessee state court proceeding.
      These cases may involve joint and several liability among the defendants, in the aggregate allege substantial unquantified damages and also seek treble and punitive damages and penalties. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. However, we believe that we have meritorious defenses to the above-described litigation and intend to defend them vigorously. We will regularly consider the need to establish provisions as the proceedings continue.

Proceedings involving Premise®
      Bayer and BASF Corporation, are named as defendants in a putative nationwide class action pending in federal court in North Carolina. Plaintiff alleges that Bayer conspired with intermediaries to fix the price at which those intermediaries resold the Bayer product Premise® to pest control operators and that Bayer conspired with BASF Corporation to utilize an agency system for distributing Premise® (and BASF’s termiticide), permitting them to maintain prices at a high levels in violation of the Sherman Act. The plaintiff asserts that it is entitled to recover on behalf of the proposed class a total amount in excess of U.S. $200 million (subject to trebling and the addition of plaintiff’s antitrust fees, under the antitrust laws). Formal discovery has commenced, but plaintiff has not yet moved for certification of the putative class.
      We believe that we have meritorious defenses in the proceedings involving Premise® and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Average wholesale price manipulation proceedings
      Sixty-one pending lawsuits allege that a number of pharmaceutical companies, including Bayer, manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to

Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. Some of these purported class actions allege injury to patients or payors. However, no class has yet been certified against Bayer. In addition, suits have been filed by the attorneys general of eight states as well as the City of New York and numerous New York counties. These suits generally seek to recover for excess costs incurred by the governmental entities and their constituents as a result of the alleged overcharges. Discovery is proceeding.
      The claims of four states have been dismissed based on our settlement of earlier AWP litigation. We believe that we have meritorious defenses in the remaining actions and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. We will regularly consider the need to establish provisions as the proceedings continue.

Patent validity challenges and infringement proceedings

Proceedings involving Moxifloxacin
      In February 2004, Bayer received a notice letter pursuant to the Hatch-Waxman Act from the generic manufacturers Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. stating that they had filed ANDAs with the U.S. FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Avelox®, our respiratory tract anti-infective, prior to the expiration of one or more patents covering Avelox® and/or its use. Dr. Reddy’s sought the approval for its generic product prior to the expiration of three Bayer patents protecting the active ingredient of Avelox®, moxifloxacin, which expire on December 11, 2011, March 14, 2014, and December 5, 2016, respectively. Bayer filed a patent infringement suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories Inc. in the United States District Court for the District of Delaware alleging infringement of the first two U.S. patents listed above. Dr. Reddy’s alleged that the patents are invalid, not infringed and unenforceable.
      A trial has been scheduled for Spring 2006. If the court rules that the applicant’s product will not infringe the patent or that the patent is invalid or unenforceable, the FDA may grant approval immediately. If, on the other hand, the court rules that the product will infringe the patent, the FDA may not grant final approval until the original patent has expired. We believe that we have meritorious claims and defenses in this action and intend to defend Bayer’s patents vigorously.
      Bayer received separate notice letters from two other generic manufacturers, each stating that it had filed an ANDA seeking regulatory marketing approval for a generic version of Avelox®. Each sought approval of its generic product to be effective after the first two Bayer patents listed above had expired but prior to the expiration of the third patent listed above. Bayer has not filed actions against either manufacturer.
      On February 24, 2006, Bayer received a notice letter pursuant to the Hatch-Waxman Act from generic manufacturer Teva Pharmaceuticals, stating that it had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Vigamox®, an ophthalmic preparation of our anti-infective compound moxifloxacin sold by Alcon Laboratories Inc. under license from Bayer, prior to the expiration of one or more patents covering moxifloxacin, and/or its use. The relevant patents expire on December 8, 2011 and March 4, 2014. Bayer is evaluating the ANDA IV certification letter on its merits to decide what further action to take.

Proceedings involving Kogenate
      Patent-related. In April 2003, two affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring LLC, filed a lawsuit against Bayer in federal district court in Pennsylvania alleging that Bayer’s manufacture and distribution of Kogenate® constitutes an infringement of U.S. Patent No. 5,565,427, expiring in 2013. Bayer denied that allegation and averred that the patent is invalid or that Bayer’s contract with Aventis Behring for the supply to them of a recombinant factor VIII product known as Helixate® includes any necessary license. After re-examination of the patent, the U.S. Patent and Trademark Office has indicated its intent to issue a re-examination certificate. Discovery in this matter is proceeding. Bayer believes it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
      Contract-related. In December 2003, Aventis Behring filed suit against Bayer in state court in Pennsylvania, alleging that Aventis Behring has been damaged as a result of Bayer’s breach of a contract to supply Aventis Behring with agreed-upon quantities of Helixate®. Discovery in this matter is ongoing. Bayer believes it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceeding involving blood glucose monitors
      In August 2005, Abbott commenced a lawsuit in a federal district court in California against Bayer and Roche Diagnostics alleging infringement of two of Abbott’s U.S. patents relating to blood glucose monitoring devices. The Bayer product accused of infringing the Abbott patents is the Ascensia® Contour® system, which is supplied to Bayer by Matsushita. Bayer believes that it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability. Matsushita is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed by Matsushita for a substantial portion of all such costs and liability, if any.

Advia Centaur®-related actions
      Patent-related action. In February 2003, Bayer HealthCare LLC sued Abbott Laboratories in the U.S. District Court for the District of Delaware alleging that Abbott’s Architect® immunoassay analyzer infringes four Bayer U.S. patents protecting Bayer’s ACS:180® SE Automated Chemiluminescence System. A jury trial in this case was scheduled for late 2005. In September 2004, Abbott filed suit in the U.S. District Court for the District of Delaware against Bayer HealthCare LLC and Bayer Corporation alleging that Bayer is infringing three U.S. patents by the operation of Bayer’s Advia Centaur® Immunoassay System. In mid-2005, Abbott voluntarily withdrew its countersuit against Bayer. In November 2005, the parties settled Bayer’s case against Abbott.

Securities litigation
      Bayer AG and Bayer Corporation, along with two of their current or former officers, have been named as defendants in a purported class action lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of our cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following our voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs seek unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depository Receipts) between August 4, 2000 and February 21, 2003 at allegedly inflated prices. On September 14, 2005, the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer believes that it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.

Asbestos litigation
      Bayer is a defendant in asbestos cases in the United States which allege that Bayer, along with other premises defendants, employed contractors at industrial sites where they were exposed to asbestos and were injured. Plaintiffs contend that Bayer failed to warn or protect them from the known hazards of asbestos during the 1960s, 1970s and 1980s. The majority of cases are pending in West Virginia and Texas.
      A Bayer subsidiary in the United States also is the legal successor to entities that sold asbestos-containing products from the 1940’s until 1976 and is named as a defendant in asbestos-related litigation. Bayer is and has been fully indemnified for its costs with respect to this litigation by Union Carbide. Union Carbide continues to accept Bayer’s tender of these cases, and it defends and settles them in Bayer’s name, in its own name and in the name of the several predecessor companies to Bayer.
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

Other commercial proceedings

Proceedings involving Everest
      In January 2004, the purchaser of Bayer’s Everest herbicide business, Arvesta, filed a lawsuit demanding rescission of the asset purchase agreement and return of the purchase price or, alternatively, monetary damages. Arvesta alleged that Bayer withheld material information concerning Everest use in the United States and Canada. This case was settled in April 2005 for an immaterial amount and the lawsuit dismissed with prejudice.

Lyondell Arbitration
      Bayer asserted claims against Lyondell Chemical Company and/or certain of its subsidiaries (“Lyondell”) in a binding arbitration proceeding for breach of contract, declaratory judgment and related causes of action. Bayer seeks to recover alleged overcharges in connection with the parties’ joint venture in the manufacture of propylene oxide, and to recover damages for alleged violation of the parties’ non-compete agreement. Damages sought total approximately U.S. $274 million through December 31, 2004. Lyondell counterclaimed against Bayer for more than U.S. $121 million in damages through June 2005. The hearing in this matter was held in November 2005. Closing arguments were held in February 2006. The parties also seek pre-judgment interest and attorneys fees and costs.
      Bayer also has notified Lyondell of its potential claim for approximately U.S. $94 million in connection with Lyondell’s failure to compensate Bayer for taking approximately 351 million pounds of propylene oxide from Bayer’s share of capacity under the joint venture. The parties are in the process of exchanging dispute resolution communications concerning this potential claim.
      Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceedings involving Limagrain Genetics Corporation
      In July 2004, Bayer, as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain is seeking indemnification from Bayer for liability Limagrain has incurred to a third party, Midwest Oilseeds. This liability arises from a judgment entered against Limagrain, and upheld on appeal, for an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Limagrain seeks indemnification for more than U.S. $60 million. An arbitration proceeding between Limagrain and Bayer was held in October 2005, and Bayer is awaiting the decision of the arbitration panel. In a parallel proceeding in France, Limagrain has sued Bayer, as successor in interest to Rhone Poulenc Agrochimie SA, to recover the judgment amount Limagrain is obligated to pay Midwest Oilseeds. Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously.
Dividend Policy and Liquidation Proceeds
      Our stockholders may declare dividends at an ordinary Annual Stockholders’ Meeting, which must be held within the first eight months of each fiscal year.

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
      Our stockholders, in their resolution on the appropriation of balance sheet profits, may carry forward balance sheet profits in part or in full and may allocate additional amounts to retained earnings. Profits carried forward will be automatically incorporated in the balance sheet profits of the next fiscal year and may be used in their entirety to pay dividends in the next fiscal year. Amounts allocated to the retained earnings are available for dividends only if and to the extent the retained earnings have been dissolved by the Board of Management when preparing the financial statements, thereby increasing the balance sheet profits.
      Dividends approved at an ordinary Annual Stockholders’ Meeting are payable promptly after the meeting, unless otherwise decided at the meeting. Because all of Bayer AG’s shares are in book-entry form represented by a global certificate deposited with Clearstream Banking AG in Frankfurt am Main, Germany, stockholders receive dividends through Clearstream for credit to their deposit accounts. Additionally, the ordinary Annual Stockholders’ Meeting may decide to distribute the balance sheet profit partly or in total to the stockholders by way of distribution in kind.
      We expect to continue to pay dividends, although we can give no assurance as to the payment of a dividend for any particular year or as to the particular amounts that we may pay from year to year.
      Apart from liquidation as a result of insolvency proceedings, Bayer AG may be liquidated only with a combined majority of the votes cast and three-quarters of the share capital present or represented at a stockholders’ meeting at which the vote is taken. In accordance with the German Stock Corporation Act, upon a liquidation of Bayer AG, any liquidation proceeds remaining after paying off all of Bayer AG’s liabilities would be distributed among the stockholders in proportion to the total number of shares held by each stockholders.
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
      The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our shares are traded on Xetra, a computerized trading system operated by Deutsche Börse AG, in addition to being traded on the auction market (floor). Our shares are also listed on the other German stock exchanges, including Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Stuttgart and Munich. In addition, our shares are listed on the Barcelona, Madrid, London, Zurich and Tokyo Stock Exchanges.

      The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Frankfurt Stock Exchange (Xetra, Source: Bloomberg) and our ADSs on the New York Stock Exchange.

	Frankfurt Stock		New York Stock
	Exchange(2)		Exchange(2)

	High	Low	High	Low

	(In Euros)		(In U.S. dollars)
2001	53.51	24.57
2002(1)	38.37	16.41	36.00	17.30
2003	22.17	9.67	29.41	11.24
2004:
First quarter	23.88	18.33	32.15	23.52
Second quarter	22.33	18.88	29.09	24.52
Third quarter	22.27	18.68	29.17	24.33
Fourth quarter	23.92	20.44	34.12	27.00
Full year 2004	23.92	18.33	34.12	23.52
2005:
First quarter	26.82	22.11	35.61	30.84
Second quarter	28.62	24.79	34.94	31.16
Third quarter	30.84	26.78	38.50	31.85
Fourth quarter	35.92	27.86	42.87	33.70
Full year 2005	35.92	22.11	42.87	30.84
Previous six months
September 2005	30.84	28.70	38.50	35.23
October 2005	31.23	27.86	37.35	33.70
November 2005	33.95	28.86	40.32	34.34
December 2005	35.92	33.73	42.87	39.83
January 2006	36.37	33.61	44.31	40.80
February 2006	35.07	33.50	41.95	40.07

(1)	From January 24, 2002 for New York Stock Exchange.

(2)	The spin-off of LANXESS from Bayer became legally effective on January 28, 2005 and trading in the shares of LANXESS on the Frankfurt Stock Exchange commenced on January 31, 2005. Since January 31, 2005, Bayer shares have been traded ex LANXESS on the Frankfurt Stock Exchange and since February 8, 2005, Bayer ADSs have been traded ex LANXESS on the New York Stock Exchange. The share prices presented here for the New York Stock Exchange have not been retroactively adjusted for the spin-off.
      On February 28, 2006 the closing sales price per Bayer AG ordinary share on Xetra was €33.79 and per Bayer AG ADS on the New York Stock Exchange was U.S. $40.24.
      The average daily volume of Bayer shares traded on the German Stock Exchanges (Xetra and floors) for the years 2005, 2004 and 2003 was 4,138,431, 3,931,299 and 5,405,362 respectively. The average daily trading volume on the New York Stock Exchange in 2005, 2004 and 2003 was 110,548, 134,025 and 213,972.
Item 10.     Additional Information
Memorandum and Articles of Association
      In the following section we describe the material provisions of our Articles of Association and German law to the extent that they affect the rights of our stockholders. This description is only a summary and does not provide a complete description of all relevant provisions. An English translation of our Articles of Association is filed as Exhibit 1.1 to this annual report on Form 20-F.

Registration
      We are registered in the Commercial Register (Handelsregister) maintained by the local court (Amtsgericht) in Cologne, Germany, under the registration number HRB 48248. Copies of our Articles of Association may be obtained from the Commercial Register.

Object and Purposes
      According to Section 2 of our Articles of Association, our object and purpose is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals.

Members of the Board of Management and the Supervisory Board
      Members of the Board of Management or the Supervisory Board typically may not vote on matters in which they have a material interest. Particularly, it is not permissible for the members of either of our boards to vote on compensation to themselves or any members of their body. Pursuant to the German Stock Corporation Act, the compensation of Management Board members is determined by the Supervisory Board. Our stockholders have resolved to specify the amount of compensation of Supervisory Board members in our Articles of Association. Any increase or decrease of the Supervisory Board members’ compensation requires an additional stockholders’ resolution.
      Pursuant to the German Stock Corporation Act, a Supervisory Board member may not receive a loan from Bayer AG unless approved by the Supervisory Board. A member of the Board of Management may only receive a loan from us upon prior approval by the Supervisory Board.
      There is no compulsory retirement age for members of the Supervisory Board. However, in accordance with the German Corporate Governance Code, Supervisory Board members are encouraged to retire at the Annual Stockholders’ Meeting following the member’s 72nd birthday.
      There is no share ownership requirement for the members of either our Board of Management or Supervisory Board.
      Like most German companies, Bayer does not “stagger” the terms of office of the members of its Supervisory Board.

Rights, Preferences and Restrictions Attaching to our Shares

Information Rights
      The principal means by which our stockholders may obtain information on our company is through our audited annual financial statements (Jahresabschluss), a report prepared by our Board of Management discussing these financial statements, certain risk factors and business trends (Lagebericht), a report by our supervisory board and a recommendation by our Board of Management regarding the distribution of our earnings. We are required to make these materials available for inspection at our principal offices starting on the date when the annual stockholders’ meeting is convened. In addition, each shareholder is entitled to receive a copy of these materials upon request.
      Furthermore, each stockholder attending a stockholders’ meeting is entitled to ask certain types of questions, which members of our Board of Management, who are required to attend the meeting, are obliged to answer. By contrast, our stockholders have no right to inspect the books and records of our company.

Dividend Rights and Other Distributions
      In accordance with the Stock Corporation Act, the record date for determining which holders of our shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, is the date of the Annual Stockholders’ Meeting at which such dividends or other distributions are declared. For a summary of our stockholders’ dividend rights, please see Item 8, Dividend Policy and Liquidation Proceeds.

Voting Rights
      Our stockholders vote at stockholders’ meetings. By contrast, German corporate law does not allow stockholders to approve matters by written consent in lieu of a meeting.
      Each share entitles its holder to cast one vote at stockholders’ meetings. In certain cases, a stockholders’ right to cast a vote is excluded. Stockholders may pass resolutions at a general meeting by a simple majority of the votes cast, unless a greater majority is required by law or by our Articles of Association. Neither the Stock Corporation Act nor our Articles of Association provide for minimum quorum requirements for passing resolutions at stockholders’ meetings. The Stock Corporation Act requires that significant resolutions (i.e., those relating to amendments to our Articles of Association, capital increases and decreases, exclusion of stockholder pre-emptive rights, the dissolution of our company, mergers or consolidations, the transfer of substantially all of our assets, and certain other significant matters) be passed by a majority of the votes cast and at least 75 percent of the share capital present at the meeting.
      Neither German law nor our Articles of Association restrict the rights of our domestic, non-resident or foreign stockholders to hold or vote their shares.

Liquidation Rights
      In case we are liquidated, any liquidation proceeds remaining after our liabilities have been paid off are distributed among our stockholders in proportion to the number of shares held by them.

Pre-emptive Rights
      Under the German Stock Corporation Act, each stockholder of a corporation generally has a pre-emptive right (Bezugsrecht). Pre-emptive rights are preferential rights to subscribe for issues by the corporation of new shares, securities convertible into shares, securities with warrants to purchase shares, or instruments granting a profit participation right. The proportional share of the issue to which the shareholder may subscribe is equal to the proportional share of existing capital of the corporation that the shareholder holds. Subscription rights are freely transferable and may be traded on the German stock exchanges during the exercise period for these rights. When authorizing a capital increase and a new issue of shares, our stockholders may exclude pre-emptive rights, in whole or in part. In addition, when creating authorized capital, stockholders may authorize the Board of Management to exclude the pre-emptive rights attaching to any shares issued pursuant to the authorized capital. In addition to being approved by the stockholders’ meeting, any exclusion or restriction of pre-emptive rights requires a justification, which our Board of Management has to set forth in a written report to our stockholders. If our Board of Management increases our share capital, it may exclude pre-emptive rights in accordance with Section 4 of our Articles of Association.

Derivative suits
      Under the German Stock Corporation Act, individual stockholders are generally not entitled to bring derivative actions on behalf of or in the interest of our company in case a member of our Board of Management or Supervisory Board violates his or her fiduciary duties. A majority of the votes represented at a stockholders’ meeting, however, may demand that an action be brought by the Board of Management or the Supervisory Board against a member who has allegedly violated his or her duties. In addition, the stockholders’ meeting or stockholders representing at least 10 percent of the company’s share capital or shares with a nominal value of €1,000,000, may appoint special representatives to bring such action.

      On November 1, 2005, the German Stock Corporation Act was amended to facilitate derivative suits by individual stockholders. Under the new law, minority stockholders representing at least one percent of the company’s share capital or shares with a nominal value of €100,000 may now file an application in court requesting that an action be admitted against a member of either of the company’s boards on behalf of the company in their own name. The court must admit such stockholders’ derivative suit if, among other things, the minority stockholders can show a reasonable suspicion that the board members harmed the company through actions conducted in bad faith or a fundamental violation of the law or the Articles of Association, and that an enforcement of the claims would not be against the prevailing interests of the company. Furthermore, the minority must show that they have first demanded from the company that action be brought and that such demand has been futile.

Stockholders’ Meetings — Convocation and Participation
      A stockholders’ meeting may be called by the Board of Management or by stockholders who, in the aggregate, hold at least 5 percent of our share capital. In addition, if required in our interest, the Supervisory Board must call a stockholders’ meeting. Stockholders holding in the aggregate at least €500,000, or at least 5 percent of our issued share capital, may require that particular items be placed on the agenda. The Annual Stockholders’ Meeting must be held within the first eight months of each fiscal year and is called by the Board of Management, upon receipt of the Supervisory Board’s report on our annual financial statements.
      Under our Articles of Association, to be eligible to attend and vote at an Annual Stockholders’ Meeting, a stockholder must register with us to participate at the stockholders’ meeting by the end of the seventh day before the day of the stockholders’ meeting and provide proof of ownership of stock.
      We are required to publish a notice of each ordinary or extraordinary stockholders’ meeting in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least thirty days prior to the deadline for registration for the stockholders’ meeting. In addition, we are required to publish a notice in one national, authorized stock exchange journal.

Repurchase of Shares
      We may not repurchase our own shares unless so authorized by a resolution duly adopted by our stockholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act, including for example in order to satisfy obligations under employee stock participation plans. Any repurchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. Any stockholders’ resolution that authorizes us to repurchase shares may not be in effect for a period longer than 18 months. The German Stock Corporation Act limits share repurchases to 10 percent of our share capital. Any resale of repurchased shares must be effected on a stock exchange or in a manner that treats all stockholders equally, unless otherwise approved by the stockholders at the stockholders’ meeting that authorized the repurchase of the shares.
      On April 29, 2005, our stockholders authorized our Board of Management to repurchase our own shares representing up to 10 percent of our outstanding share capital in one or more steps on or before October 28, 2006. The repurchase may be effected for various purposes, including to fulfill option rights held by our executives or employees, or executives or employees of our subsidiaries, on the basis of our stock option programs.

Anti-takeover Defenses
      The German Takeover Act provides that, while a tender offer for the shares of a company is underway, the company’s management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company’s management board may: (i) search for a “white knight” (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; and (iii) perform any acts that have been approved by the company’s supervisory board. In addition, the Act permits the stockholders’ meeting of the company, provided no tender offer is currently underway, to authorize the company’s management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the stockholders’ meeting. Any such authorization may remain in effect for a maximum of 18 months.

Disclosure Requirements
      For a description of disclosure requirements pursuant to Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), please refer to Item 7, Major Shareholders and Related Party Transactions — Major Shareholders.
      The German Securities Trading Act further requires the reporting of dealings by certain persons carrying managerial responsibilities and other persons close to them. Members of our Board of Management and Supervisory Boards must notify both us and the German Federal Financial Supervisory Authority of any acquisitions and sales of our shares or financial instruments linked to our shares in writing within five business days. Transactions are exempt from the notification obligations if the value of the shares or related financial instruments acquired or sold does not exceed in the aggregate €5,000 per calendar year. This obligation also applies to certain relatives of our board members, particularly, spouses, dependent children and other relatives who have been living in the same household for at least one year. In addition, we must publish on our website all notifications we have thus received, keep them posted for at least a period of one month and send proof of such publication to the German Federal Financial Supervisory Authority.
      In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which came into effect on January 1, 2002, provides that a person who has acquired 30 percent or more of the voting rights of an issuer whose securities are admitted for trading on a German stock exchange is deemed to have gained “control” of the issuer and is required to publish this fact and to launch a public tender offer for the outstanding shares.
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
      Bayer and LANXESS also entered into a master agreement, dated September 22, 2004, pursuant to which Bayer and LANXESS agreed on measures to ensure the formation of the LANXESS subgroup as well as on provisions for the general apportionment of liability as between the parties and special provisions relating to the apportionment of product liability, liability for environmental contamination and liability for antitrust proceedings, in each case arising under administrative, civil and criminal proceedings and settlements thereof. The rules on general apportionment of liability provide that Bayer is to indemnify LANXESS and its affiliates with respect to liabilities of Bayer or its affiliates arising by statute or by application of common law and which were not allocated to LANXESS. In the area of environmental contamination, liability is essentially established based on the contamination of the properties used by the relevant party or its affiliates on July 1, 2004, subject to a ceiling on the liability of LANXESS and its affiliates of €350 million. Bayer is responsible for any claims asserted against LANXESS and its affiliates to the extent to which such claims in total exceed the ceiling. With respect to antitrust proceedings, each party has agreed generally to bear all liability that relates to those antitrust violations committed by it. With respect to products sold by the former Rubber business group, Bayer generally assumed 70 percent of liabilities arising from antitrust proceedings and LANXESS assumed 30 percent. LANXESS’ total liability arising from antitrust proceedings with respect to products sold by the former Rubber business group is generally limited to €100 million. Bayer is responsible for any expenses in excess of this limit incurred by

LANXESS and its affiliates arising out of or in connection with these proceedings. Finally, Bayer and LANXESS will generally be liable for any claims arising out of or in connection with defective products that the respective party or its affiliates introduced to the market prior to January 28, 2005.

Relating to Roche
      Pursuant to a share and asset purchase agreement among Roche Holding AG, certain of its affiliates and Bayer HealthCare AG, dated as of July 16, 2004, Bayer agreed to acquire the global activities (except in Japan) of Roche Consumer Health (over-the-counter drugs and vitamins), the Swiss healthcare group’s 50 percent share of the 1996 Bayer/ Roche joint venture in the United States and five Roche production sites in Germany, France, Argentina, Morocco and Indonesia. The acquisition price, after the assumption of debt, was approximately €2,338 million, including about €208 million for the purchase, completed in 2004, of Roche’s 50 percent share of the Bayer/ Roche joint venture in the United States.
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
      For the purposes of this discussion, you are a “Qualified Holder” if you are the beneficial owner of ordinary Bayer AG shares and (1) are a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, as amended (the “Income Tax Treaty”), which generally includes an individual U.S. resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a U.S. resident, either in its hands or in the hands of its partners or beneficiaries, (2) do not hold Bayer AG shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base located in Germany and used for the performance of independent personal services and (3) if you are not an individual, are not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that you hold Bayer AG shares as capital assets. This discussion does not address all aspects of U.S. federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, this discussion does not apply to Qualified Holders whose shares were acquired pursuant to the exercise of an employee share option or otherwise as compensation or who are subject to special treatment under U.S. federal income tax laws such as financial institutions, insurance companies, tax-exempt organizations, holders of 10 percent or more of Bayer AG shares, broker-dealers in securities or currencies, persons that hold Bayer AG shares as part of a “hedging” or a “conversion” transaction or as a position in a “straddle”, and persons whose functional currency is other than the U.S. dollar. This discussion also does not address any aspects of state, local or non-U.S. (other than certain German) tax law. If a partnership holds Bayer AG shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a Qualified Holder is a partner in a partnership that holds Bayer

AG shares, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of the purchase, ownership and disposition of the Bayer AG shares.
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

Taxation of Dividends
      We were required under German law to withhold tax on dividends in respect of the 2005 fiscal year in an amount equal to 20 percent of the gross amount paid to German resident and non-resident stockholders, and we will be required to so withhold on dividends in respect of the 2006 fiscal year.
      A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5 percent on the withholding tax due. The surtax will equal 1.1 percent (5.5 percent x 20 percent) of the gross dividend.
      As a Qualified Holder, you are eligible to receive a partial refund of the withholding tax (including surtax) under the Income Tax Treaty (subject to certain limitations), effectively reducing the withholding tax (including surtax) to 15 percent of the gross amount of the dividend. Thus, for each U.S. $100 of gross dividend paid by Bayer AG to you, the dividend will be subject to net German withholding tax (including surtax) of U.S. $15 under the Income Tax Treaty. The net cash received per U.S. $100 of gross dividend thus will be U.S. $85.
      For U.S. federal income tax purposes, the gross amount of dividends paid on your Bayer AG shares, without reduction for German withholding tax, will be included in your gross income on the date the dividends are received or treated as received by you, translating dividends paid in euro into U.S. dollars using the exchange rate in effect on that date. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends paid on your Bayer AG shares generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received before 2009 if you are an individual and the dividends are “qualified dividends”. Dividends that we pay generally will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year. However, whether we in fact are classified as a PFIC is a factual matter that must be determined annually at the close of each taxable year. Therefore, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.
      If dividends paid in euros are converted into U.S. dollars on the date you receive or are treated as receiving them, you generally should not be required to recognize foreign currency gain or loss in respect of such dividend. You will not be entitled to the dividends received deduction with respect to any dividends we pay.
      German tax withheld from dividends will be treated, up to the 15 percent rate provided under the Income Tax Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability, or, if you have elected to deduct such taxes, generally may be deducted in computing your taxable income for U.S. federal income tax purposes.

Refund Procedures
      To claim the refund reflecting the reduction of the German withholding tax from 20 percent to 15 percent and the refund of the 5.5 percent German surtax, when applicable, you must submit (either directly, or, as described below, through our U.S. transfer agent or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or a certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special form, which must be filed with the German tax authorities at the following address: Bundeszentralamt für Steuern, 53225 Bonn-Beuel, Germany. A refund claim form may be obtained from the German tax authorities at the same address as where applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900.
      You also must submit to the German tax authorities certification of your last filed U.S. federal income tax return (IRS Form 6166). You generally can obtain this certification from the office of the Director of the Internal Revenue Service Center by filing a request for certification (generally an IRS Form 8802) with the Internal Revenue Service Center in Philadelphia, Pennsylvania, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. You should consult your tax advisor and the instructions to IRS Form 8802 for further details regarding how to obtain this certification.
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
      If you receive a refund attributable to reduced withholding taxes under the Income Tax Treaty, you may be required to recognize foreign currency gain or loss for U.S. federal income tax purposes, which will be treated as ordinary income or loss for such purposes to the extent that the U.S. dollar value of the refund received or treated as received by you differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by you.

Taxation of Capital Gains
      Under the Income Tax Treaty, you will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Bayer AG shares.

      Upon a sale or other disposition of Bayer AG shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and your U.S. dollar adjusted tax basis in the Bayer AG shares. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Bayer AG shares exceeds one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2009 is generally subject to a taxation at a maximum rate of 15 percent. The deductibility of capital losses is subject to significant limitations.

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
Significant Differences in Corporate Governance Practices
      For a description of the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the listing standards of the New York Stock Exchange, please refer to our website at http://www.bayer.com/about bayer/ corporate governance/german corporate governance practices/ page2255.htm. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)
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
      From time to time, we enter into hedging arrangements to mitigate our exposure to currency, interest and commodity price risks. Our primary tools for hedging financial risks are over-the-counter derivative instruments, particularly forward foreign exchange contracts, foreign exchange option contracts, interest rate swaps and interest and principal currency swaps, interest rate options, commodity price swaps and commodity price options. As a matter of policy, we enter into these transactions only with counterparties of high credit standing. We have established uniform guidelines and internal controls for the use of these derivatives. We use these instruments only to economically hedge risks arising from our business operations and from related investments and financing transactions. We do not use derivatives for speculative purposes. A portion of our transactions hedge anticipated risks from currency exchange and raw material price fluctuations but do not qualify for hedge accounting under IAS and U.S. GAAP. Such transactions are monitored closely and require authorization by our head of finance, our risk committee (consisting of the head of Finance and the heads of the major divisions within Finance) or the Board of Management. Our Board of Management has provided us with loss limits for all derivative transactions that do not qualify for hedge accounting under IAS and U.S. GAAP and do not hedge other balance sheet items. All other derivative transactions are either limited by volume or by hedging degree. For example, we have a loss limit for the commodity hedges we use to reduce volatility in future cash flows from anticipated raw material purchases but which do not qualify for hedge accounting.

Sensitivity Analysis
      Sensitivity analysis is a widely used risk measurement tool that allows our management to make judgments regarding the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices over a selected period of time. We use sensitivity analysis because it provides reasonable risk estimates using straightforward assumptions (for example, an increase in interest rates). The risk estimates we provide below assume:

•	a simultaneous, parallel foreign exchange rates shift in which the euro depreciates against all currencies by 10 percent,

•	a simultaneous, parallel commodity price increase of 20 percent in all relevant commodities with respect to which we hold derivatives; and

•	a parallel shift of 100 basis points of the interest rate yield curves in all currencies.
      We use our business experience, market information and additional analytics to manage our risk exposure and mitigate the limitations of our sensitivity analysis. We have found sensitivity analysis to be a useful tool in achieving some of our specific risk management objectives. Sensitivity analysis offers an easy-to-understand risk exposure estimate that allows our managers, stockholders, employees, suppliers and customers to appreciate an approximation of the effect changing market conditions could have on our business. Additionally, it allows our management after becoming aware of the impact of immediate and substantial changes to take the necessary steps to address such risks.
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
      The sensitivity analyses included in the risk sections below present the hypothetical loss in cash flows of financial instruments and derivative financial instruments that we held as of December 31, 2005 and 2004. These instruments were subject to changes in foreign exchange rates, commodity prices and interest rates. The range of sensitivities that we chose for these analyses reflects our view of changes reasonably possible over a one-year period.

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

Derivative financial instruments
      Derivative financial instruments are our main method of interest rate hedging. We use interest rate swaps to convert a portion of our fixed rate borrowings into, in effect, floating rate debt. We do this because, in a normal interest rate environment, short-term interest rates are lower than long-term interest rates. Thus, floating debt leads to lower interest costs in the long-run. The derivatives we use to hedge interest rate risk are primarily over-the-counter instruments, particularly interest rate swaps and, in rare cases, options. Our Corporate Treasury department has central responsibility for managing our interest rate exposures and using interest rate derivatives. Our Board of Management has provided clear guidance on how to limit and monitor cash flow risks that result from this approach.
      The “notional amount” of these derivatives is the total nominal value of the underlying transactions. The “fair value” of these derivatives is their repurchase value, based on quoted prices or, in the case of contracts not publicly traded, their values as determined by standard methods, as of a given closing date. The table below shows the notional amount and fair value of the interest rate derivatives we held as of December 31, 2005 and 2004; the fair values quoted disregard any compensating movements in the values of the underlying transactions.

	Notional Amount		Fair value
	As of		As of
	December 31,		December 31,

	2004	2005	2004	2005

	(Euros in millions)
Interest rate hedging contracts	5,791	11,327	149	109
      At December 31, 2005, the notional amount of our short-term interest rate hedging contracts (including interest rate swaps and options) totaled €0.4 billion (2004: €0.1 billion); those maturing after more than one year totaled €10.9 billion (2004: €5.7 billion). We do not anticipate a significant change in the level of interest rate risk with respect to our current business operations during 2006.

Sensitivity Analysis
      Based on our floating interest rate debt position at year-end 2005, a hypothetical increase of 100 basis points, or one percent per year, of the interest rates applicable to our debt denominated in all currencies (holding currency rates constant), effective beginning January 1, 2006, would have resulted in an increase in our interest expense for the year ended December 31, 2005 of €39.7 million (2005 (based on year-end 2004 debt levels): €32.5 million).

Currency Risk
      Because we conduct our operations in many currencies, we face a variety of risks associated with fluctuations in the relative values of these currencies. The primary currencies with respect to which we have material exchange rate risk are the U.S. dollar, Japanese yen, Canadian dollar and Brazilian real. In general, appreciation of the euro in relation to another currency has an adverse effect on our reported revenues and results, and depreciation of the euro has a positive effect. Since we are not including anticipated cash flows in our sensitivity analysis, the main impact of an adverse change results from derivatives used to hedge our anticipated exposure in foreign currencies. We therefore apply an adverse change in currencies where the euro depreciates against all other currencies by 10 percent.

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

Translation Risk
      Many of the companies of the Bayer Group are located outside the euro zone. Because the euro is our financial reporting currency, we translate the financial statements of these subsidiaries into euro for inclusion in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not affect our local currency cash flows. See Note 33 to the consolidated financial statements appearing elsewhere in this annual report.
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
      The translation effects of currency fluctuations were positive in 2005, increasing our sales by €0.3 billion compared to a decrease of €1.0 billion in 2004 and €1.8 billion in 2003. This effect was mainly due to an increase of the value of the Brazilian real compared to the euro (the average relative value of one euro in 2005 was R3.04, compared with average values of R3.64 in 2004 and R3.47 in 2003).

Derivative financial instruments
      To mitigate the impact of currency exchange fluctuations, we regularly assess our transaction exposure to currency risks and hedge a portion of those risks with derivative financial instruments. Our Corporate Treasury department has central responsibility for managing our currency exposures and using currency derivatives. Our Board of Management has provided clear guidance on how to limit and monitor cash flow risks that result from this approach.
      We relate the maturity dates of hedging contracts to the anticipated cash flows of the Bayer Group. Our policy is generally to use forward hedges and in some cases options depending upon our view of market conditions based on fundamental and technical analysis.

      The table below shows the notional amounts and fair values of the currency derivatives we held as of December 31, 2005 and 2004. We have included interest and principal currency swaps in this presentation since they are primarily used to hedge currency risks.

	Notional Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2004	2005	2004	2005

	(Euros in millions)
Forward exchange contracts, currency swaps and interest and principal currency swaps	6,210	5,533	480	(116)
Currency options	123	169	10	(2)
      At December 31, 2005, we estimated that our aggregate annual direct net transaction risk from sales and purchases in foreign currencies was approximately €2.5 billion, which consisted primarily of U.S. dollars (U.S. $1.8 billion), Japanese yen (¥58 billion), Canadian dollars (CAN $400 million) and Brazilian reals (R1.1 billion). We do not anticipate a significant change in these levels of risk with respect to our current business operations during 2006. The increase in risk compared to December 31, 2004 (€1.3 billion) is mainly related to the U.S. dollar resulting from changes in our operational business (in particular, divestments in the United States and expansions in China, combined with a positive development in our U.S dollar-denominated sales).

Sensitivity Analysis
      We applied a hypothetical adverse change of 10 percent in foreign currency exchange rates, where the U.S. dollar, Japanese yen, Canadian dollar and Brazilian real simultaneously strengthened against the euro using the year-end exchange rates of these currencies as a basis. The estimated hypothetical loss in cash flows of derivative and non-derivative financial instruments as of December 31, 2005 would be €85 million (2004: €38 million). Of these €85 million, €53 million are related to the U.S. dollar, €16 million to the Japanese yen and €16 million to other currencies. €84 million of the estimated hypothetical loss in cash flow of €85 million resulted from derivatives used to hedge our anticipated exposure in foreign currencies. These transactions typically qualify for hedge accounting. The impact of foreign currency exchange rate fluctuations on our anticipated sales in foreign currencies is not included in this calculation.

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

Raw Materials, Commodity and Energy Price Risks
      We operate in markets in which economic cyclicality often affects raw material and product prices. Fluctuations in prices and availability of raw materials, commodities and energies affect major parts of our business. In order to secure our supply of raw materials, we are party to long-term supply contracts, buy additional quantities on the spot markets, and enter into swap agreements to manage our supply/ demand as needed. The most important of our raw materials and energies affected by price fluctuations are:

•	Benzene;

•	Phenol;

•	Acetone;

•	Propylene oxide;

•	Ethylene;

•	Toluene;

•	Electric power; and

•	Steam.
      As these products are derived from crude oil, naphtha and natural gas, their prices are affected by the volatility in the markets for these underlying basic feedstocks. Sometimes, however, their prices are decoupled from those for the underlying basic feedstocks and instead driven by the global supply and demand in the markets for these derivative products.
      We typically use the following measures to avoid and manage pricing risk in purchasing raw materials and energies:

•	coverage of recurrent requirements with long-term contracts to reduce the price volatility of purchases on the spot markets;

•	incorporating pricing formulas linked to economic indices and pre-products into our contracts, rather than using published prices;

•	stock-keeping, flexibility in supply sources and, wherever possible, other alternative production plants to limit risks from raw material availability (only applicable to raw materials); and

•	hedging.

Derivative financial instruments
      Facing increasing volatility in commodity and energy markets, we started a price risk management program in 2003 designed to reduce the variability of our expenditures for energy and commodity purchases by entering into financial swaps, collars and options on the over-the-counter markets. The gas and steam contracts for our major European sites are linked to liquidly traded fuel oil and gas oil indices; the U.S. contracts are based on different U.S. natural gas indices. The majority of the hedges for these contracts qualify for hedge accounting under IAS and U.S. GAAP. Our commodity hedges for petrochemical purchases are typically linked to crude oil and Naphtha, which are all feedstock to the production process of the raw materials our production depends on. These contracts are treated as trading instruments for accounting purposes.
      The strategy for economically hedging energy and commodity price risks is based on contracts with a maturity of up to three years. Our procurement departments have central responsibility for managing our raw material, commodity and energy price risks. All financial derivatives which are not directly executed with suppliers in conjunction with purchasing agreements are executed and managed by our Corporate Treasury department. Our Board of Management has provided clear guidance on how to limit and monitor cash flow risks that result from this approach.
      The “notional amount” of these derivatives is the nominal value of the underlying transactions. The “fair value” of these derivatives is their repurchase value, based on quoted prices or, in the case of contracts not publicly traded, their values as determined by standard methods, as of a given closing date. The table below shows the notional amount and fair value of the financial derivatives we held as of December 31, 2005 and 2004; the fair values quoted disregard any compensating movements in the values of the underlying transactions.

	Notional
	Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2004	2005	2004	2005

	(Euros in millions)
Commodity hedging contracts	802	416	28	85
Commodity option hedging contracts		49		(13)
      At December 31, 2005, the notional amount of our commodity and energy hedging contracts totaled €465 million (2004: €802 million). We do not anticipate a significant change in the level of commodity and energy price risk with respect to our current business operations during 2006.

Sensitivity Analysis
      We applied a hypothetical adverse change of 20 percent in commodity and energy prices, where all prices simultaneously decrease. The estimated hypothetical loss in cash flows of derivative financial instruments as of December 31, 2005 would be €66 million (2004: €67 million).

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
      There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Our Supervisory Board has determined that Dr. Schneider is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F.

Item 16B.	Code of Ethics
      We have adopted a code of ethics, as that term is defined by Item 16B(b) of Form 20-F, that is applicable to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. Our code of ethics is available on our website at http://www.bayer.com/about-bayer/corporate-compliance/ page1134.htm. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Item 16C.	Principal Accountant Fees and Services
Independent Auditor Fees
      Fees billed to the Company for professional services by its principal accountant, PricewaterhouseCoopers, during the fiscal years 2003, 2004 and 2005 were as follows:

Type of fees	2003	2004	2005

	(Euros in millions)
Audit fees	23	18	16
Audit-related fees	3	8	5
Tax fees	1	1	1
Fees for other services	*	*	1

Total	27	27	23

*	All other fees amounted to less than €500,000 in 2003 and 2004
      The audit-related services PricewaterhouseCoopers provided related to acquisition/ disposition due diligence, an audit of a carve-out statement, reviews of Bayer’s information system unrelated to audit and audits of employee benefit plans. No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to the Company by PricewaterhouseCoopers in 2003, 2004 and 2005.

Audit Committee Pre-Approval Policies
      All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee of our Supervisory Board (Aufsichtsrat). The annual contract conditions and fees relating to the audit of the financial statements of the Bayer Group and Bayer AG must be approved by the audit committee on a case-by-case basis. Other services may be pre-approved by the audit committee within the authorities the audit committee has adopted; if they fall outside these authorities, they require case-by-case approval. Our policies for these pre-approvals grant authority to management to engage our auditor and companies affiliated with our auditor for:

•	Audit services up to an annual aggregate, which was €23 million in 2003, €18 million in 2004 and €16 million in 2005 for Bayer Group and Bayer AG and which include the audit of the consolidated financial statements of Bayer and its affiliates; services necessary to provide audit opinions; services in connection with the submission of reports to the SEC; attest services for reports prepared on Bayer’s internal control system and review of Bayer’s information systems; accounting and disclosure advice in connection with the annual audit; and audit services relating to the audit of restated prior-year figures, if any.

•	Audit-related services, which include acquisition/ disposition due diligence; audits of material companies acquired or to be acquired, of carve-out statements relating to acquisitions or dispositions, of closing balances for dispositions and of employee benefit plans; procedures necessary to meet finance, accounting or other regulatory reporting requirements; advice on internal control systems; reviews of Bayer’s information systems unrelated to audit; assistance in interpreting SEC requirements; and evaluation of risk management.

•	Tax advisory services, provided that the auditor or affiliate does not act as a representative of Bayer and did not recommend the transaction to which the tax advisory services relate; these include tax planning and advice; assistance with tax compliance; reviewing tax declarations; assistance in tax audits and appeals; and tax appraisals.

•	Other services, which include other risk management advice; audits of valuations performed by other advisors; analysis or review of business plans or planning processes (but not design or implementation thereof); and other financial related advice.

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
      We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act of 1934, as amended. We believe that such reliance does not materially adversely affect the ability of our audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets forth certain information concerning purchases by us of Bayer AG ordinary shares of no par value during 2005:

				Maximum Number
				(or Approximate
			Total Number of	Dollar Value) of
			Shares Purchased	Shares (or Units)
	Total Number	Average Price	as Part of Publicly	that May Yet Be
	of Shares	Paid per Share	Announced Plans	Purchased Under the
Period (2005)	Purchased(a)	in Euro(b)	or Programs	Plans or Programs

January	29,671	26.67	[N/A]	[N/A]
February	33,916	26.42	[N/A]	[N/A]
March	36,633	29.32	[N/A]	[N/A]
April	52,284	25.61	[N/A]	[N/A]
May	69,290	25.51	[N/A]	[N/A]
June	30,521	28.64	[N/A]	[N/A]
July	31,236	27.60	[N/A]	[N/A]
August	30,933	29.74	[N/A]	[N/A]
September	150,338	29.84	[N/A]	[N/A]
October	371,323	28.88	[N/A]	[N/A]
November	95,250	28.59	[N/A]	[N/A]
December	33,482	34.17	[N/A]	[N/A]

(a)	Relates to purchases of Bayer AG ordinary shares of no par value made by Bayer to accommodate its employee stock participation programs in Germany, the United States and Canada. Purchases made by Bayer under the remaining employee stock participation programs represent an amount that is immaterial in the aggregate. Our Board of Management is authorized until October 28, 2006 to purchase Bayer AG ordinary shares representing up to 10 percent of Bayer’s capital stock, including for the purpose of accommodating Bayer’s Stock Participation Program. For further information on our Stock Participation Program, see Item 6, Directors, Senior Management and Employees — Employee Stock-Based Compensation Program.

(b)	Average price paid per share includes commissions.

PART III

Item 17.	Financial Statements
      We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements
      See pages F-1 through F-134, incorporated herein by reference.

Item 19.	Exhibits
      Documents filed as exhibits to this annual report on Form 20-F:

Exhibit 1.1	Articles of Association (Satzung) of Bayer AG, as amended to date, in English translation.
Exhibit 2.1	The total amount of long-term debt securities Bayer AG authorized under any instrument does not exceed 10 percent of the total assets of the Company. Bayer AG agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Bayer AG or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
Exhibit 4.1	Spin-Off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and Lanxess AG, in English translation, is incorporated by reference to Exhibit 4.1 to Bayer AG’s Annual Report on Form 20-F for the Year Ended December 31, 2004.
Exhibit 4.2	Master Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, in English translation, is incorporated by reference to Exhibit 4.2 to Bayer AG’s Annual Report on Form 20-F for the Year Ended December 31, 2004.
Exhibit 4.3	Share and Asset Purchase Agreement, dated as of July 16, 2004, by and among Roche Holding AG, Roche Finanz AG, Roche Pharmholding B.V., Roche Deutschland Holding GmbH, Hoffmann-La Roche France SAS and Bayer HealthCare AG, and the amendment thereto dated as of December 28, 2004, in English translation, is incorporated by reference to Exhibit 4.3 to Bayer AG’s Annual Report on Form 20-F for the Year Ended December 31, 2004.
Exhibit 4.4	Summary of Employment Arrangements between Bayer AG and Werner Wenning.
Exhibit 4.5	Summary of Employment Arrangements between Bayer AG and Dr. Udo Oels.
Exhibit 4.6	Summary of Employment Arrangements between Bayer AG and Klaus Kühn.
Exhibit 4.7	Summary of Employment Arrangements between Bayer AG and Dr. Richard Pott.
Exhibit 8.1	Significant subsidiaries as of the end of the year covered by this report as defined in rule 1-02(w) of Regulation S-X: See Item 4, Information on the Company — Organizational Structure.
Exhibit 12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 13.1	Certification in accordance with 18 U.S.C. § 1350 as adopted by § 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
BAYER AG
/s/ Werner Wenning

Name: Werner Wenning
Title: Chairman of the Board of Management
/s/ Dr. Roland Hartwig

Name: Dr. Roland Hartwig
Title: General Counsel
Date: March 6, 2006

BAYER GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Stockholders of Bayer AG
      We have audited the accompanying consolidated balance sheets of Bayer AG and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bayer AG and its subsidiaries at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in accordance with International Financial Reporting Standards (IFRS).
      IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note [44] to the consolidated financial statements.
      As discussed in Note [3] to the consolidated financial statements, Bayer AG adopted various accounting standards effective January 1, 2005 and, as required for certain of the accounting changes, has restated prior periods for comparison purposes.
Essen, Germany
March 1, 2006, except for Note [44],
as to which the date is March 6, 2006
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ ALBRECHT P. Albrecht Wirtschaftsprüfer (German Public Accountant)	/s/ LINKE V. Linke Wirtschaftsprüfer (German Public Accountant)

Bayer Group
Consolidated Statements of Income

	Note	2003	2004	2005

		(€ million)
Net sales	[8]	22,417	23,278	27,383
Cost of goods sold		(11,779)	(12,421)	(15,027)

Gross profit		10,638	10,857	12,356

Selling expenses	[9]	(5,515)	(5,240)	(5,713)
Research and development expenses	[10]	(2,190)	(1,927)	(1,886)
General administration expenses		(1,410)	(1,421)	(1,444)
Other operating income	[11]	1,073	740	794
Other operating expenses	[12]	(2,021)	(1,134)	(1,295)

Operating result	[14]	575	1,875	2,812

Equity-method loss	[15.1]	(165)	(139)	(10)
Non-operating income		750	483	634
Non-operating expenses		(1,293)	(997)	(1,237)

Non-operating result	[15]	(708)	(653)	(613)

Income (loss) before income taxes		(133)	1,222	2,199

Income taxes	[16]	84	(473)	(641)

Income (loss) from continuing operations after taxes		(49)	749	1,558

Income (loss) from discontinued operations after taxes	[7.2]	(1,242)	(67)	37

Income (loss) after taxes		(1,291)	682	1,595

of which
attributable to minority interest	[17]	12	(3)	(2)

attributable to Bayer AG stockholders (net income (loss))		(1,303)	685	1,597

Earnings (loss) per share (€)

From continuing operations	[18]	(0.08)	1.03	2.14

Basic		(0.08)	1.03	2.14
Diluted		(0.08)	1.03	2.14

From continuing and discontinued operations	[18]	(1.78)	0.94	2.19

Basic		(1.78)	0.94	2.19
Diluted		(1.78)	0.94	2.19

The accompanying notes are an integral part of the financial statements

Bayer Group
Consolidated Balance Sheets

	Note	Dec. 31, 2004	Dec. 31, 2005

		(€ million)
Noncurrent assets
Goodwill and other intangible assets	[19]	5,952	7,688
Property, plant and equipment	[20]	7,662	8,321
Investments in associates	[21]	744	795
Other financial assets	[22]	1,169	1,429
Other receivables	[23]	113	199
Deferred taxes	[16]	1,219	1,698

		16,859	20,130

Current assets
Inventories	[24]	4,738	5,504
Trade accounts receivable	[25]	4,475	5,204
Other financial assets	[22]	794	214
Other receivables	[23]	1,543	1,421
Claims for tax refunds	[16]	823	726
Liquid assets	[26]
Marketable securities and other instruments		29	233
Cash and cash equivalents		3,570	3,290

		15,972	16,592

Assets held for sale and discontinued operations	[7.2]	4,757	—

Total current assets		20,729	16,592

Assets		37,588	36,722

Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG		1,870	1,870
Capital reserves of Bayer AG		2,942	2,942
Other reserves		6,399	6,265
Accumulated other comprehensive income (loss) from discontinued operations		(379)	—

		10,832	11,077

Equity attributable to minority interest		111	80

Stockholders’ equity	[27]	10,943	11,157

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	[28]	6,219	7,174
Other provisions	[29]	1,204	1,340
Financial liabilities	[30]	7,025	7,185
Miscellaneous liabilities	[32]	203	516
Deferred taxes	[16]	644	280

		15,295	16,495

Current liabilities
Other provisions	[29]	2,707	3,009
Financial liabilities	[30]	2,166	1,767
Trade accounts payable	[31]	1,759	1,974
Tax liabilities	[16]	413	304
Miscellaneous liabilities	[32]	1,918	2,016

		8,963	9,070

Liabilities directly related to assets held for sale and discontinued operations	[7.2]	2,387	—

Total current liabilities		11,350	9,070

Liabilities		26,645	25,565

Stockholders’ equity and liabilities		37,588	36,722

The accompanying notes are an integral part of the financial statements

Bayer Group
Consolidated Statements of Cash Flows

	Note	2003	2004	2005

		(€ million)
Operating result		575	1,875	2,812
Income taxes		(728)	(490)	(541)
Depreciation and amortization		3,050	1,959	1,835
Change in pension provisions		(51)	(424)	(586)
(Gains) Losses on retirements of noncurrent assets		(105)	(35)	(43)

Gross cash flow		2,741	2,885	3,477

Decrease (Increase) in inventories		(127)	(425)	(181)
Decrease (Increase) in trade accounts receivable		116	(404)	156
(Decrease) Increase in trade accounts payable		(90)	(5)	(115)
Changes in other working capital, other non-cash items		618	211	205
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	[36]	3,258	2,262	3,542

Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	[7.2]	35	188	(40)

Net cash provided by (used in) operating activities (net cash flow, total)		3,293	2,450	3,502

Cash outflows for additions to property, plant, equipment and intangible assets		(1,653)	(1,251)	(1,389)
Cash inflows from sales of property, plant, equipment and other assets		1,644	200	398
Cash inflows from sales of investments		258	90	1,189
Cash outflows for acquisitions less acquired cash		(72)	(358)	(2,188)
Interest and dividends received		366	400	451
Cash inflows from (outflows for) marketable securities		(83)	105	(202)

Net cash provided by (used in) investing activities (total)	[37]	460	(814)	(1,741)

Capital contributions		—	10	—
Bayer AG dividend and dividend payments to minority stockholders		(664)	(559)	(440)
Issuances of debt		1,621	1,393	2,005
Retirements of debt		(1,936)	(881)	(2,659)
Interest paid		(782)	(724)	(787)

Net cash provided by (used in) financing activities (total)	[38]	(1,761)	(761)	(1,881)

Change in cash and cash equivalents due to business activities (total)		1,992	875	(120)

Cash and cash equivalents at beginning of year		767	2,734	3,570

Change in cash and cash equivalents due to changes in scope of consolidation		1	6	(196)
Change in cash and cash equivalents due to exchange rate movements		(26)	(45)	36

Cash and cash equivalents at end of year	[39]	2,734	3,570	3,290

Marketable securities and other instruments		129	29	233

Liquid assets as per balance sheets		2,863	3,599	3,523

The accompanying notes are an integral part of the financial statements

Bayer Group
Consolidated Statements of Recognized Income and Expense

	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005

	(€ million)
Changes in fair values of hedging instruments, recognized in stockholders’ equity	(15)	64	(15)
Gains (losses) on hedging instruments, recognized in the income statement	3	4	3
Changes in fair values of available-for-sale securities, recognized in stockholders’ equity	19	12	9
Gains (losses) on available-for-sale securities, recognized in the income statement	1	(6)	—
Revaluation surplus (IFRS 3)	—	66	—
Actuarial gains (losses) relating to pensions and other post-employment benefits	(519)	(740)	(1,207)
Exchange differences on translation of operations outside the euro zone	(1,106)	(304)	857
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	229	251	470
Deferred taxes on valuation adjustments, removed from stockholders’ equity and recognized in the income statement	(1)	(2)	—

Valuation adjustments recognized directly in stockholders’ equity	(1,389)	(655)	117

Income (loss) after taxes	(1,291)	682	1,595
Total income and expense recognized in the financial statements	(2,680)	27	1,712
• of which attributable to minority interest	12	(3)	6
• of which attributable to Bayer AG stockholders	(2,692)	30	1,706
The accompanying notes are an integral part of the financial statements

Notes to the Consolidated Financial Statements of the Bayer Group
[1]     Key Data by Business Segment and Region
     Key Data by Business Segment

	HealthCare								CropScience

	Pharmaceuticals,										Environmental
	Biological				Diabetes Care,						Science,
	Products		Consumer Care		Diagnostics		Animal Health		Crop Protection		BioScience

Business Segments	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

	(€ million)
Net sales (external)	3,961	4,067	1,336	2,355	1,975	2,151	786	856	4,957	4,874	989	1,022
— Change	(9.4)%	2.7%	(4.8)%	76.3%	2.2%	8.9%	(0.5)%	8.9%	3.2%	(1.7)%	2.7%	3.3%
— Change currency adjusted	(5.9)%	1.7%	1.4%	75.2%	6.9%	8.1%	4.5%	7.1%	7.0%	(4.3)%	7.5%	2.1%
Intersegment sales	38	58	16	14	1	1	4	8	71	70	7	13
Other operating income	128	49	20	38	6	67	12	5	134	217	37	33
Operating result	399	475	183	174	217	274	157	179	386	532	106	158
Return on sales	10.1%	11.7%	13.7%	7.4%	11.0%	12.7%	20.0%	20.9%	7.8%	10.9%	10.7%	15.5%
Gross cash flow	386	449	161	223	287	320	109	146	739	762	154	202
Capital invested	2,305	2,501	792	2,860	1,817	1,978	392	408	6,932	7,372	1,454	1,477
CFRoI	16.8%	18.7%	20.1%	7.6%	14.7%	16.9%	27.2%	36.5%	10.9%	10.7%	10.6%	13.8%
Net cash flow	261	481	279	323	388	373	125	174	637	699	141	205
Equity-method income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Equity-method investments	4	4	—	—	—	—	—	—	—	—	—	—
Total assets	4,052	3,489	1,287	3,621	1,809	1,955	554	642	9,117	8,836	1,703	1,591
Capital expenditures	115	142	40	59	121	108	25	21	181	175	28	26
Amortization and depreciation	174	188	69	120	170	178	23	24	592	494	135	100
Liabilities	2,138	2,086	505	816	687	748	202	341	2,450	2,668	360	369
Research and development expenses	740	680	45	57	144	148	67	69	571	548	108	116
Number of employees (as of Dec. 31)	18,400	16,900	3,800	6,800	7,000	7,100	2,900	3,000	16,500	16,000	2,900	2,800

	MaterialScience

							Continuing
	Materials		Systems		Reconciliation		Operations

Business Segments	2004	2005	2004	2005	2004	2005	2004	2005

	(€ million)
Net sales (external)	3,248	4,086	5,349	6,609	677	1,363	23,278	27,383
— Change	17.0%	25.8%	14.4%	23.6%	—	—	3.8%	17.6%
— Change currency adjusted	22.1%	25.5%	18.8%	22.8%	—	—	8.0%	16.4%
Intersegment sales	13	14	116	142	(266)	(320)	—	—
Other operating income	32	19	96	26	275	340	740	794
Operating result	293	633	348	736	(214)	(349)	1,875	2,812
Return on sales	9.0%	15.5%	6.5%	11.1%	—	—	8.1%	10.3%
Gross cash flow	400	621	484	781	165	(27)	2,885	3,477
Capital invested	3,645	4,325	4,344	4,791	3,684	2,848	25,365	28,560
CFRoI	11.1%	15.6%	9.8%	17.1%	—	—	10.8%	12.4%
Net cash flow	209	517	289	871	(67)	(101)	2,262	3,542
Equity-method income (loss)	4	37	(131)	(47)	(12)	—	(139)	(10)
Equity-method investments	178	211	562	580	—	—	744	795
Total assets	3,789	4,314	4,724	5,125	5,796	7,149	32,831	36,722
Capital expenditures	147	377	185	338	135	142	977	1,388
Amortization and depreciation	249	225	326	320	221	186	1,959	1,835
Liabilities	964	1,090	1,475	1,632	15,477	15,815	24,258	25,565
Research and development expenses	97	107	139	144	16	17	1,927	1,886
Number of employees (as of Dec. 31)	9,100	9,300	8,800	9,500	22,300	22,300	91,700	93,700

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Key Data by Business Segment

	HealthCare								CropScience

	Pharmaceuticals,										Environmental
	Biological				Diabetes Care,						Science,
	Products		Consumer Care		Diagnostics		Animal Health		Crop Protection		BioScience

Business Segments	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

	(€ million)
Net sales (external)	4,371	3,961	1,403	1,336	1,933	1,975	790	786	4,801	4,957	963	989
— Change	0.9%	(9.4)%	(18.2)%	(4.8)%	(5.2)%	2.2%	(7.1)%	(0.5)%	20.0%	3.2%	38.6%	2.7%
— Change currency adjusted	12.2%	(5.9)%	(5.8)%	1.4%	5.1%	6.9%	4.7%	4.5%	32.1%	7.0%	56.1%	7.5%
Intersegment sales	42	38	7	16	—	1	6	4	62	71	14	7
Other operating income	100	128	347	20	36	6	25	12	278	134	51	37
Operating result	(16)	399	486	183	115	217	172	157	242	386	100	106
Return on sales	(0.4)%	10.1%	34.6%	13.7%	5.9%	11.0%	21.8%	20.0%	5.0%	7.8%	10.4%	10.7%
Gross cash flow	180	386	371	161	277	287	144	109	692	739	168	154
Capital invested	2,287	2,305	808	792	2,083	1,817	409	392	6,575	6,932	1,458	1,454
CFRoI	5.8%	16.8%	39.7%	20.1%	12.8%	14.7%	27.1%	27.2%	9.3%	10.9%	11.0%	10.6%
Net cash flow	(67)	261	444	279	275	388	226	125	847	637	318	141
Equity-method income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Equity-method investments	4	4	—	—	—	—	—	—	—	—	—	—
Total assets	4,089	4,052	1,078	1,287	2,129	1,809	575	554	8,921	9,117	1,824	1,703
Capital expenditures	158	115	46	40	155	121	21	25	236	181	177	28
Amortization and depreciation	328	174	69	69	231	170	32	23	600	592	149	135
Liabilities	2,418	2,138	512	505	614	687	229	202	2,556	2,450	412	360
Research and development expenses	920	740	46	45	163	144	72	67	630	571	95	108
Number of employees (as of Dec. 31)	19,100	18,400	3,800	3,800	7,200	7,000	2,900	2,900	16,300	16,500	3,100	2,900

	MaterialScience

							Continuing
	Materials		Systems		Reconciliation		Operations

Business Segments	2003	2004	2003	2004	2003	2004	2003	2004

	(€ million)
Net sales (external)	2,777	3,248	4,676	5,349	703	677	22,417	23,278
— Change	(3.4)%	17.0%	(2.3)%	14.4%	—	—	0.6%	3.8%
— Change currency adjusted	5.1%	22.1%	6.5%	18.8%	—	—	10.9%	8.0%
Intersegment sales	10	13	103	116	(244)	(266)	—	—
Other operating income	21	32	44	96	171	275	1,073	740
Operating result	58	293	(455)	348	(127)	(214)	575	1,875
Return on sales	2.1%	9.0%	(9.7)%	6.5%	—	—	2.6%	8.1%
Gross cash flow	312	400	623	484	(26)	165	2,741	2,885
Capital invested	3,557	3,645	5,551	4,344	5,297	3,684	28,025	25,365
CFRoI	8.0%	11.1%	10.3%	9.8%	—	—	9.6%	10.8%
Net cash flow	332	209	781	289	102	(67)	3,258	2,262
Equity-method income (loss)	(11)	4	(23)	(131)	(131)	(12)	(165)	(139)
Equity-method investments	163	178	703	562	—	—	870	744
Total assets	3,861	3,789	3,957	4,724	6,589	5,796	33,023	32,831
Capital expenditures	169	147	295	185	143	135	1,400	977
Amortization and depreciation	269	249	1,108	326	264	221	3,050	1,959
Liabilities	829	964	1,494	1,475	14,969	15,477	24,033	24,258
Research and development expenses	116	97	133	139	15	16	2,190	1,927
Number of employees (as of Dec. 31)	9,100	9,100	9,200	8,800	22,600	22,300	93,300	91,700

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Key Data by Business Region

										Latin America/
	Europe			North America			Asia/Pacific			Africa/Middle East

Regions	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)
Net sales (external) — by market	9,110	9,775	11,930	6,981	6,512	7,340	3,625	3,962	4,578	2,701	3,029	3,535
— Change	2.6%	7.3%	22.0%	0.8%	(6.7)%	12.7%	(3.5)%	9.3%	15.5%	(1.0)%	12.1%	16.7%
— Change currency adjusted	3.6%	7.4%	21.9%	19.0%	1.6%	11.9%	8.5%	14.7%	14.8%	17.2%	18.4%	10.4%
Net sales (external) — by point of origin	9,873	10,646	12,912	7,027	6,570	7,386	3,398	3,708	4,383	2,119	2,354	2,702
— Change	6.3%	7.8%	21.3%	(2.8)%	(6.5)%	12.4%	(1.6)%	9.1%	18.2%	(8.3)%	11.1%	14.8%
— Change currency adjusted	7.1%	7.8%	21.1%	15.0%	1.9%	11.6%	11.3%	14.9%	17.4%	12.3%	18.6%	6.7%
Interregional sales	3,333	3,512	3,933	1,705	1,690	1,913	233	193	198	113	119	176
Other operating income	748	492	348	53	130	295	79	57	49	193	61	102
Operating result	602	953	1,285	(400)	396	924	119	362	455	421	395	314
Return on sales	6.1%	9.0%	10.0%	(5.7)%	6.0%	12.5%	3.5%	9.8%	10.4%	19.9%	16.8%	11.6%
Gross cash flow	1,388	1,503	1,733	803	770	1,126	268	376	459	368	346	276
Equity-method income (loss)	(166)	(39)	6	—	(100)	(17)	1	—	1	—	—	—
Equity-method investments	452	431	443	412	307	345	2	2	3	4	4	4
Total assets	19,659	19,118	20,294	7,770	7,684	8,199	2,521	2,754	3,904	1,466	1,885	2,423
Capital expenditures	805	550	606	422	231	284	119	140	400	54	56	98
Amortization and depreciation	1,376	1,173	1,077	1,360	542	526	239	132	113	56	50	65
Liabilities	15,097	16,058	17,638	5,543	5,328	5,040	1,122	987	1,088	634	742	1,007
Research and development expenses	1,521	1,322	1,228	580	515	565	74	70	68	15	20	25
Number of employees (as of Dec. 31)	52,400	51,400	52,400	18,700	17,800	16,200	12,200	12,200	13,900	10,000	10,300	11,200

	Reconciliation			Continuing Operations

Regions	2003	2004	2005	2003	2004	2005

	(€ million)
Net sales (external) — by market	—	—	—	22,417	23,278	27,383
— Change	—	—	—	0.6%	3.8%	17.6%
— Change currency adjusted	—	—	—	10.9%	8.0%	16.4%
Net sales (external) — by point of origin	—	—	—	22,417	23,278	27,383
— Change	—	—	—	0.6%	3.8%	17.6%
— Change currency adjusted	—	—	—	10.9%	8.0%	16.4%
Interregional sales	(5,384)	(5,514)	(6,220)	—	—	—
Other operating income	—	—	—	1,073	740	794
Operating result	(167)	(231)	(166)	575	1,875	2,812
Return on sales	—	—	—	2.6%	8.1%	10.3%
Gross cash flow	(86)	(110)	(117)	2,741	2,885	3,477
Equity-method income (loss)	—	—	—	(165)	(139)	(10)
Equity-method investments	—	—	—	870	744	795
Total assets	1,607	1,390	1,902	33,023	32,831	36,722
Capital expenditures	—	—	—	1,400	977	1,388
Amortization and depreciation	19	62	54	3,050	1,959	1,835
Liabilities	1,637	1,143	792	24,033	24,258	25,565
Research and development expenses	—	—	—	2,190	1,927	1,886
Number of employees (as of Dec. 31)	—	—	—	93,300	91,700	93,700

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[2]     General information
      The consolidated financial statements of the Bayer Group are prepared — pursuant to Article 315a of the German Commercial Code — according to the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), effective at closing date. Publication approval by the Supervisory Board takes place on March 2, 2006. Since 2002 the term “International Financial Reporting Standards” (IFRS) has been used to refer to the body of accounting and reporting standards compiled by the International Accounting Standards Board (IASB), London. It thus replaces the term “International Accounting Standards” (IAS). However, standards issued prior to the name change continue to be referred to as IAS.
      Bayer is a global enterprise based in Germany. Its business activities in the fields of health care, nutrition and high-tech materials are divided among the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups, respectively (see Note [6]: Segment Reporting).
      A Declaration of Conformity with the German Corporate Governance Code has been issued pursuant to Article 161 of the German Stock Corporation Act and made available to stockholders.
      The Group financial statements are based on the principle of the historical cost of acquisition, construction or production, with the exception of certain items such as available-for-sale financial assets and derivative financial instruments, which are reflected at fair value. The financial statements of the consolidated companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The individual companies’ statements are prepared as of the closing date for the Group statements.
      The consolidated financial statements of the Bayer Group are drawn up in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated.
      The income statement is prepared using the cost-of-sales method.
      In the income statement and balance sheet, certain items are combined for the sake of clarity, as explained in the Notes. The previous version of IAS 1 allowed the option of classifying assets and liabilities either according to maturity or in order of liquidity. The revised version of IAS 1, developed as part of the IASB improvements project, prescribes classification according to maturity starting with the 2005 fiscal year. Assets and liabilities are classified as current if they mature within one year.
      Accordingly, assets and liabilities are classified as noncurrent if they remain in the Bayer Group for more than one year. Trade accounts receivable and payable and inventories are always presented as current items, deferred tax assets and liabilities as noncurrent items.
      Third parties’ minority interests in consolidated subsidiaries are no longer shown as a separate item between equity and liabilities, but recognized as part of stockholders’ equity.
      In compliance with IFRS 5, which was approved by the IASB on March 31, 2004, the distinction between continuing operations and discontinued operations or assets held for sale is drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004. Assets, liabilities, income and expense relating to discontinued operations are disclosed separately in the balance sheet and income statement. All data in these Notes refer to continuing operations, except where otherwise indicated. Discontinued operations are described in Note [7.2].
      Changes in recognition and valuation principles are explained in the Notes. The retrospective application of new or revised standards requires — except as otherwise provided in the respective standard — that the amounts recognized in the financial statements for the preceding annual period and the opening balance sheet for the reporting period be restated as if the new recognition and valuation principles had been applied in the past. The financial statements as of December 31, 2003 and 2004 have therefore been restated in line with the new and revised standards applied by the Bayer Group as of January 1, 2005.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[3]     Effects of new accounting pronouncements

Accounting standards applied for the first time in 2005
      Material effects of reporting changes on earnings per share are explained in Note [18].
      The consolidated financial statements for 2005 comply with the following new or revised International Financial Reporting Standards: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 10 (Events After the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interests in Joint Ventures), IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 33 (Earnings per Share), IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property). The revised standards supersede the previous versions and apply for annual periods beginning on or after January 1, 2005.
      In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 (Share-based Payment), which deals with accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The first-time application of IFRS 2 led to a €7 million pre-tax adjustment to the value of existing obligations under stock-based compensation programs as of January 1, 2005. The adjustment resulting from measuring these obligations retrospectively at fair value instead of intrinsic value includes a pre-tax amount of €3 million pertaining to the 2004 fiscal year.
      In March 2004, the IASB issued IFRS 3 (Business Combinations) to replace IAS 22 (Business Combinations). IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method of accounting. The pooling of interests method is prohibited. At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are to be recognized at fair value. It requires that goodwill no longer be amortized but tested annually for impairment. IFRS 3 is applied to business combinations for which the agreement date is on or after March 31, 2004. For goodwill and other intangible assets acquired in a business combination for which the agreement date was prior to March 31, 2004, the standard must be applied prospectively from the beginning of the first annual period beginning on or after March 31, 2004.
      In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). The main revisions require goodwill and intangible assets with indefinite useful lives to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite useful life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibit the amortization of such intangible assets. The revised standards are effective for goodwill and other intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and for all other such assets for annual periods beginning on or after March 31, 2004. The new standard has been applied prospectively, i.e. the new recognition and valuation principles are applied only in the current statements and not for the preceding period. Had the new standard been applicable for the 2004 fiscal year, the absence of amortization of goodwill and other intangible assets with indefinite useful lives would have reduced operating expense by €185 million.
      In March 2004, the IASB issued IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), which contains specific recognition principles for assets and liabilities held for sale and for discontinued operations. To improve transparency and comparability, the Group’s financial reporting is based primarily on continuing operations, while assets held for sale and discontinued operations are stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
operations and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004.
      In March 2004, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement). The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39.
      In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities). The interpretation addresses the accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that are recognized both as part of the capitalized cost of an item of property plant and equipment and as a provision.
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
      In December 2004, the IASB published an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option that permits immediate recognition of actuarial gains and losses arising in defined benefit plans. The option is similar to the approach provided in U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement. Other features of the amendment include (1) a clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (2) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (3) additional disclosure requirements.
      Previously, in the Bayer Group statements, net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the average remaining working lives of existing employees. This “corridor” was 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income.
      Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items. The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of the reporting. The previous year’s figures have been restated accordingly. This reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million, but also gives rise to a deferred tax expense of €50 million. In view of its immateriality to 2004 operating result of the segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These reporting changes do not affect either gross or net cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The impact of the change on the relevant balance sheet items as of December 31, 2004 was as follows:

	Carrying amount	Impact of the	Carrying amount
	before the change	change	after the change

	(€ million)
Assets
Benefit plan assets in excess of obligations	540	(468)	72
Deferred tax assets	936	283	1,219
Assets held for sale and discontinued operations	4,788	(31)	4,757
Stockholders’ equity and liabilities
Other reserves	7,452	(1,432)	6,020
Provisions for pensions and other post-employment benefits	4,581	1,638	6,219
Deferred tax liabilities	1,171	(527)	644
Liabilities directly related to assets held for sale and discontinued operations	2,282	105	2,387
      In April 2005, the International Accounting Standards Board (IASB) issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement) to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as the hedged item in consolidated financial statements  — provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The amendments shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group has early adopted this standard and is applying the interpretation in its current financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.
      In June 2005, the IASB issued a further amendment to IAS 39 (Financial Instruments: Recognition and Measurement). This amendment introduces a restriction to the use of the option of designating any financial asset or any financial liability to be measured at fair value through profit or loss (the “fair value option”). The amendment limits the use of this option to financial instruments that meet certain conditions. Those conditions are that: (1) the fair value option designation eliminates or significantly reduces a measurement or recognition inconsistency, (2) a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and (3) an instrument contains an embedded derivative that meets particular conditions. The amendment shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group has early adopted this amendment and applied it in its 2005 financial statements. The adoption has not had a material impact on the Group’s shareholders’ equity, financial position or results of operations.

Newly issued accounting standards
      In December 2004, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds). The interpretation addresses how to account for obligations to decommission assets for which a company contributes to a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In August 2005, the IASB amended requirements for financial guarantee contracts through limited amendments to IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts). The amendments require the issuer of a financial guarantee contract to measure the contract initially at fair value, and subsequently at the higher of (1) the amount determined in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and (2) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 (Revenue). If an issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, the issuer may elect to apply to such contracts the accounting model described above or elect to account for such contracts under IFRS 4. The amendments shall be applied for annual periods beginning on or after January 1, 2006. The Bayer Group does not believe that the application of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.
      In September 2005, the IFRIC issued IFRIC Interpretation 6 (Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment). The interpretation addresses when certain producers of electrical goods are required to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The IFRIC concluded that the event giving rise to the liability for cost of such historical waste, and thus its recognition, is participating in the market during a measurement period. IFRIC 6 is to be applied for annual periods beginning on or after December 1, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
      In November 2005, the IFRIC issued IFRIC 7 (Applying the Restatement Approach under IAS 29 (Financial Reporting in Hyperinflationary Economies)). IFRIC 7 clarifies how comparative amounts in financial statements should be restated when an entity’s functional currency becomes hyperinflationary. IFRIC agreed that when hyperinflationary status is reached, an entity must restate its financial statements as though the economy had always been hyperinflationary. In addition, IFRIC 7 also provides guidance on how deferred tax items in the opening balance sheet should be restated. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
[4]     Basic principles of the consolidated financial statements

[4.1] Consolidation methods
      Capital consolidation is performed according to IAS 27 (Consolidated and Separate Financial Statements) by offsetting investments in subsidiaries against the underlying equity at the dates of acquisition. The identifiable assets and liabilities (including contingent liabilities) of subsidiaries and joint ventures are included at their fair values in proportion to Bayer’s interest. Remaining differences are recognized as goodwill. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods.
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
      The consolidated financial statements include the accounts of those companies in which Bayer AG directly or indirectly has a majority of the voting rights (subsidiaries) or from which it is able to derive the greater part of the economic benefit and bears the greater part of the risk by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies’ accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so. Subsidiaries and joint ventures that do not have a material

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
impact on the Group’s net worth or financial position, either individually or on aggregate, are not consolidated but recognized at fair value, which generally corresponds to amortized cost.
      However, investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent (associates), are accounted for by the equity method. The cost of acquisition of an associate is adjusted annually by the percentage of any change in its stockholders’ equity corresponding to Bayer’s percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. The financial statements of associates are prepared according to uniform recognition and valuation principles. Bayer’s share of the changes in these companies’ stockholders’ equities that are recognized in their income statements — including write-downs of goodwill — are recognized in the Bayer Group consolidated income statement in the operating result. Intercompany profits and losses on transactions with associates were immaterial in 2005 and 2004. Participations of between 20 and 50 percent that do not have a material impact on the Group’s financial position, results of operations or cash flows, either individually or on aggregate, are not included at equity but at the lower of amortized cost or fair value. Further information on associates can be found in Note [21].

[4.2] Foreign currency translation
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
      Exchange differences arising from the translation of foreign companies’ balance sheets are shown in a separate stockholders’ equity item.
      In case of divestiture, the respective exchange differences are reversed and recognized in income.
      The exchange rates for major currencies against the euro varied as follows:

		Closing rate			Average rate

		2003	2004	2005	2003	2004	2005

		(€1)			(€1)
Argentina	ARS	3.70	4.05	3.57	3.33	3.66	3.64
Brazil	BRL	3.66	3.62	2.76	3.47	3.64	3.04
U.K.	GBP	0.70	0.71	0.69	0.69	0.68	0.68
Japan	JPY	135.05	139.65	138.90	130.96	134.40	136.86
Canada	CAD	1.62	1.64	1.37	1.58	1.62	1.51
Mexico	MXN	14.18	15.23	12.59	12.22	14.04	13.58
Switzerland	CHF	1.56	1.54	1.56	1.52	1.54	1.55
U.S.A.	USD	1.26	1.36	1.18	1.13	1.24	1.24

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[4.3] Recognition and valuation principles

Net sales and other operating income
      Sales are recognized upon transfer of risk or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs.
      Where sales of products or services involve the provision of multiple elements which may contain different remuneration arrangements such as prepayments, milestone payments etc. — for example research and development alliances and co-promotion agreements — they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. The delivered elements are separated if (1) they have value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate accounting unit.
      Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded. These amounts are deducted from sales. Payments relating to the sale or outlicensing of technologies or technological expertise — once the respective agreements have become effective — are immediately recognized in income if all rights to the technologies and all obligations resulting from them have been relinquished under the contract terms and Bayer has no continuing obligation to perform under the agreement. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances.
      Contractually agreed upfront payments and similar non-refundable payments are recorded as deferred revenue and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments linked to the achievement of a significant and substantive technical/ regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues such as license fees, rentals, interest income or dividends are recognized according to the same principles.

Research and development expenses
      A substantial proportion of the Bayer Group’s financial resources is invested in research and development. This is necessary to maintain continued success in the research- and technology-intensive markets in which it operates. In addition to in-house research and development activities, especially in the health care business, various research and development collaborations and alliances are maintained with third parties involving the provision of funding and/or payments for the achievement of performance milestones.
      For accounting purposes, research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use. All research costs are expensed as incurred. According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs must be capitalized if, and only if, specific, narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves.
      Since development projects are subject to regulatory approvals and other imponderables, the conditions for the capitalization of costs incurred prior to the approval are not satisfied and the respective costs are therefore expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, considerable judgment is involved in assessing whether milestone-based payments simply reflect the funding of

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
research, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are to be capitalized.
      The following costs in particular, by their very nature, constitute research and development expenses: the appropriate allocations of direct personnel and material costs and related overheads for internal or external application technology, engineering and other departments that provide the respective services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.

Goodwill and other intangible assets
      Acquired intangible assets — with the exception of goodwill and other intangibles assets with indefinite useful lives — are recognized at cost and amortized by the straight-line method over a period of 3 to 30 years, depending on their estimated useful lives. Write-downs are made for impairment losses. Investments are written back if the reasons for previous years’ write-downs no longer apply. Such write-backs, however, must not cause the net carrying amounts of the assets to exceed the amortized cost at which they would have been recognized if the write-downs had not been made. Amortization for 2005 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses. Amortization of other intangible assets in 2005 totaled €622 million (2004: €577 million).
      The “Bayer Cross” trademark, which Bayer had been unable to use in the United States and Canada since its confiscation at the end of the First World War but which was reacquired in 1994 and thus can now be used worldwide, was recognized in fiscal 2005 as an intangible asset with an indefinite useful life. Bayer is of the opinion that the use of the Bayer Cross by its operating units serves to set Bayer products apart from others, particularly in the U.S. market. There are no regulatory or statutory restrictions on its use. Bayer protects the value of this trademark through a policy of not granting utilization rights to any party outside the Bayer Group. Thus the intrinsic value of the Bayer Cross can be utilized indefinitely. The residual carrying amount of the intangible asset associated with the Bayer Cross at December 31, 2005 was €107 million. The €11 million annual amortization was no longer recognized in 2005.
      While self-created intangible assets generally are not capitalized, certain development costs — such as those relating to the application development stage of internally developed software — are capitalized in the Group balance sheet. These costs are amortized over the useful life of the software from the date it is placed in service.
      Goodwill, including that arising on acquisitions, is no longer amortized. In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill, including that arising on acquisitions, is no longer amortized, but — in common with other intangible assets with indefinite useful lives — tested annually for possible impairment. This is done more frequently if events or changes in circumstances indicate a possible impairment. Further details of the annual impairment test for goodwill are given in Note [4.5]. Amortization of goodwill in 2004 amounted to €174 million.

Property, plant and equipment
      Property, plant and equipment is carried at the cost of acquisition or construction and — where subject to depletion — depreciated over its estimated useful life or written down if its value falls below its net carrying amount (“impairment loss”).
      The cost of acquisition comprises the acquisition price, ancillary costs and subsequent acquisition costs less any reduction received on the acquisition price. Where an obligation exists to dismantle or remove the asset or restore a site to its former condition at the end of the asset’s useful life, the estimated cost of such dismantlement, removal or restoration is added to the asset’s cost of acquisition.

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
      Expenses for the repair of property, plant and equipment, such as ongoing maintenance costs, are normally charged to income. The cost of acquisition or construction is capitalized retroactively if the expenses related to the asset will result in future economic benefits.
      Property, plant and equipment is depreciated by the straight-line method, except where depreciation based on the actual utilization pattern is more appropriate. Depreciation for 2005 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses. Depreciation of property, plant and equipment in 2005 totaled €1,213 million (2004: €1,208 million).
      If an asset’s value falls below its net carrying amount, the latter is reduced accordingly. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. These asset write-downs are reversed if the reasons for them no longer apply. Further details of the impairment test are given in Note [4.5].
      When assets are sold, closed down, or scrapped, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or loss in other operating income or expenses, respectively.
      The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20 to 50 years
Outdoor infrastructure	10 to 20 years
Plant installations	6 to 20 years
Machinery and equipment	6 to 12 years
Laboratory and research facilities	3 to 5 years
Storage tanks and pipelines	10 to 20 years
Vehicles	5 to 8 years
Computer equipment	3 to 5 years
Furniture and fixtures	4 to 10 years
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

Investments in associates
      Investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent (associates), are accounted for by the equity method. Further information on associates can be found in Note [21].

Financial assets
      Financial assets comprise receivables, securities, equity instruments, derivative financial instruments with positive fair values, and liquid assets. They are classified as “financial assets held for trading”, “held-to-maturity

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
investments”, “loans and receivables” or “available-for-sale financial assets” and accounted for in accordance with IAS 39 (Financial Instruments: Recognition and Measurement).
      Receivables are classified under “loans and receivables” and recognized at amortized cost. Interest-free and low-interest receivables are stated at the present value of expected future cash flows. Securities and equity instruments are classified as “available for sale” and recognized at fair value without affecting the income statement. All purchases and sales are posted on the date of performance, i.e. the date on which the asset actually changes hands. Embedded derivatives are accounted for separately provided that (1) their economic characteristics and risks are not closely related to those of the host contract, (2) they are not, or are not intended to be, transferred independently of the underlying contract, and (3) the host contract is recognized at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. In most cases, derivative financial instruments are recognized at fair value through profit or loss. In certain cases, however, a derivative that is part of a hedge accounting relationship may be recognized at fair value in equity as a cash flow hedge. The management of financial and commodity price risks, the accounting treatment of primary and derivative financial instruments, and the use of derivatives for hedging purposes are outlined in more detail in Note [33]. Liquid assets are stated at nominal value.
      If receivables are impaired, they are written down to the present value of expected future cash flows. Available-for-sale securities and equity instruments are recorded at fair value. If the fair value is expected to remain below the (amortized) cost of acquisition, the difference is removed from stockholders’ equity (other comprehensive income) and recognized in the income statement.
      Where it is possible to determine a market price for an equity instrument or security, this is regarded as its fair value. If no quoted market price exists, however, the instrument is recognized at amortized cost. If there are objective and substantial indications of impairment, an assessment is made of whether the carrying amount exceeds the present value of the expected future cash flows. If this is the case, the asset is written down by the amount of the difference. Impairment indicators include a reduction in market value, a substantial decline in credit standing, a specific breach of contract, a high probability of insolvency or other form of financial reorganization of the debtor, or the disappearance of an active market.
      “Available-for-sale debt instruments” and “loans and receivables” are written back if the reasons for previous years’ write-downs no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. No write-backs are made for “available-for-sale equity instruments”.

Inventories
      In accordance with IAS 2 (Inventories), inventories encompass assets (finished goods and trading goods) held for sale in the ordinary course of business, in the process of production for such sale (work in process) or in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually valued by the weighted-average method and recognized at the lower of cost or fair value less costs to sell, which is the estimated normal selling price less the estimated production costs and selling expenses.
      The cost of acquisition comprises all costs incurred to bring inventories to their present location in their present condition. The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.
      It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production. Financing costs are not included in the cost of production.
      In view of the production sequences characteristic of the Bayer Group, work in process and finished goods are grouped together.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Taxes
      Income taxes comprise all taxes levied on the Group’s taxable income. The remaining taxes, such as property, electricity and other energy taxes, are included in the cost of goods sold or in selling, research and development or general administration expenses.
      Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the IFRS and tax balance sheets, from consolidation measures and likely to be realizable tax loss carryforwards.
      Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are carried at the amount considered sufficiently likely to be recoverable in the future by offsetting against actual taxable income.
      Deferred taxes are calculated at the rates which — on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date — are expected to apply in the individual countries at the time of realization. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority.

Provisions
      Provisions are recognized for obligations arising from past events that will probably give rise to a future outflow of resources, provided that a reliable estimate can be made of the the amount of the obligation.
      The accounting and valuation principles for pension and other post-employment benefit obligations are outlined in Note [28].
      Other provisions are measured in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the expenditure that would be required to meet the present obligation as of the reporting date. Where the cash outflow to settle an obligation is not expected to occur until after one year, the provision is recognized at the present value of the expected cash outflow. Compensation entitlements from third parties are capitalized as receivables separately if their realization is probable.
      If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the cost of goods sold or operating expense item(s) in which the original charge was recognized.
      Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Reimbursements to be received from the German authorities under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Trade-related commitments mainly include rebates, as well as obligations relating to services already received but not yet invoiced.
      Litigation and administrative proceedings are evaluated on a case-by-case basis and the available information, including that from Bayer’s legal counsel, is considered to assess potential outcomes. Where estimates show that a future obligation will probably result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reasonably estimable. These provisions cover the estimated payments to plaintiffs, court fees, attorney costs and the cost of potential settlements. Further details of legal risks are given in Note [35].

Financial liabilities
      Financial liabilities, including derivative financial instruments with negative fair values, are recognized at amortized cost. Accordingly, current liabilities are carried at payment or redemption amounts. Noncurrent liabilities and financial liabilities that are not the hedged item in a permissible hedge accounting relationship are

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
carried at amortized cost using the effective interest rate method. Liabilities relating to finance leases are carried at the present value of the future minimum lease payments.
      Under IAS 32, financial instruments are only classified as equity if no contractual obligation exists to repay the capital or deliver other financial assets to the issuer. Where a third party holding a (minority) interest in a consolidated subsidiary is contractually entitled to terminate its participation and at the same time claim repayment of its capital contribution, such capital is recognized as a liability in the Group statements even if it is classified as equity in the respective jurisdiction. The redeemable capital of a minority stockholder is recognized at the amount of such stockholder’s pro-rata share of the subsidiary’s net assets.
      The management of financial and commodity price risks, the accounting treatment of primary and derivative financial instruments, and the use of derivatives for hedging purposes are outlined in more detail in Note [33].

Miscellaneous receivables and liabilities
      Accrued items, advance payments and non-financial assets and liabilities are carried at amortized cost. They are amortized to income by the straight-line method or according to performance of the underlying transaction.
      In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet under miscellaneous liabilities and amortized to income over the useful lives of the respective assets.
     [4.4]     Cash flow statement
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
      IFRS 5, approved by the IASB on March 31, 2004, contains the requirement that cash flows from operating, investing and financing activities be classified by continuing and discontinued operations. The discontinued operations’ shares of the cash flows from operating, investing and financing activities are stated separately in Note [7.2].
      The statement of cash flows shows the change in cash and cash equivalents from one balance sheet date to the next. Cash and cash equivalents contain both the proceeds from the divestiture of discontinued operations and cash inflows from these operations prior to their disposal. Consequently, the statement of cash flows must contain all cash inflows and outflows for both continuing and discontinued operations.
      In both the balance sheet and the income statement, however, the amounts corresponding to the components of the net operating cash flow are shown for continuing operations only. This is the case, for example, with the amounts of inventories, receivables and payables recognized in the balance sheet that determine the changes in working capital shown in the cash flow statement. Similarly, the operating result that is recognized in the income statement and forms the starting-point for the cash flow statement includes continuing operations only. To ensure that the presentation of operating activities in the cash flow statement is consistent with the income statement and balance sheet, the net operating cash flow from continuing operations is therefore stated first on the face of the cash flow statement. The total net operating cash flow from discontinued operations is shown in the next line, by

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
analogy with the presentation of income after taxes in the income statement. The cash flows from continuing and discontinued operations are added together to give the net operating cash flow for the entire business.
      Since the distinction between continuing operations and discontinued operations is drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004, the previous year’s amounts which were classified as discontinued have been reclassified to ensure comparability.
     [4.5]     Procedure and impact of global impairment testing
      According to IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill and other intangible assets with indefinite useful lives must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Amortization of such assets is prohibited.
      For the consolidated financial statements, assets are tested for impairment by comparing the residual carrying amount of each cash-generating unit to the recoverable amount, which is the higher of the cash-generating unit’s fair value less costs to sell and its value in use.
      In line with the definition of cash-generating units, those of the Bayer Group are identified as the strategic business entities, which are the next financial reporting levels below the segments.
      Where the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized for the difference. First, the goodwill of the relevant strategic business entity is written down accordingly. Any remaining impairment loss is allocated among the other assets of the strategic business entity in proportion to their net carrying amounts. This value adjustment is recognized in the income statement under other operating expenses.
      The recoverable amount is determined from the present value of future cash flows, based on continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts are derived from the current long-term planning for the Bayer Group.
      Bayer calculates the cost of capital according to the debt/equity ratio by the weighted average cost of capital (WACC) formula. The cost of equity corresponds to the return expected by the stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for a ten-year corporate bond issue.
      To take into account the different risk and return profiles of the principal businesses, the cost of capital after taxes is calculated for each of the subgroups. This is 7.4 percent for HealthCare, 8.0 percent for CropScience and 7.0 percent for MaterialScience. The respective interest rates are used to discount the estimated cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The residual carrying amounts of acquired goodwill for the operating subgroups and reporting segments are shown in the table:

	Pharmaceuticals,						Environmental
	Biological	Consumer	Diabetes Care,	Animal		Crop	Science,
	Products	Care	Diagnostics	Health	Health Care	Protection	BioScience

	(€ million)
Net carrying amounts, Jan. 1, 2004	2	99	13	—	114	1,168	459
Amortization in 2004	—	(13)	(2)	—	(15)	(98)	(36)
Acquisitions	—	113	—	—	113	101	—
Retirements	—	(22)	—	—	(22)	(1)	—
Exchange differences	—	(14)	—	—	(14)	(27)	(8)
Changes in scope of consolidation	—	—	—	—	—	2	—

Net carrying amounts, Dec. 31, 2004	2	163	11	—	176	1,145	415

Amortization in 2005	—	—	—	—	—	—	—
Acquisitions	—	644	—	—	644	5	3
Retirements		(1)	—	—	(1)	(30)	(13)
Exchange differences	—	77	1	—	78	45	10

Net carrying amounts, Dec. 31, 2005	2	883	12	—	897	1,165	415

	CropScience	Materials	Systems	Material Science	Reconciliation	Bayer Group

	(€ million)
Net carrying amounts, Jan. 1, 2004	1,627	144	13	157	—	1,898
Amortization in 2004	(134)	(24)	(1)	(25)	—	(174)
Acquisitions	101	—	—	—	—	214
Retirements	(1)	—	—	—	—	(23)
Exchange differences	(35)	(2)	—	(2)	—	(51)
Changes in scope of consolidation	2	—	—	—	—	2

Net carrying amounts, Dec. 31, 2004	1,560	118	12	130	—	1,866

Amortization in 2005	—	—	—	—	—	—
Acquisitions	8	—	9	9	—	661
Retirements	(43)	—	—	—	—	(44)
Exchange differences	55	6	1	7	—	140

Net carrying amounts, Dec. 31, 2005	1,580	124	22	146	—	2,623

      For further information on acquisitions and divestitures see Note [7.2].
[5]     Critical accounting policies
      The preparation of the financial statements for the Bayer Group requires the use of estimates and assumptions. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets, the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, inventory valuations, sales allowances, product liability and guarantees. Estimates are based on historical experience and other assumptions that are considered reasonable under the circumstances. Actual values may vary from the estimates. The estimates and the assumptions are continually reviewed.
      To enhance the information content of the estimates, certain provisions that could have a material effect on the financial position, results of operations or cash flows of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect uncertainty about the likelihood of the assumed events

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note [28].
      Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group’s financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The main accounting and valuation policies used by the Bayer Group are outlined in Note [4.3]. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Company considers that the following accounting policies should be considered critical accounting policies.

Intangible assets and property, plant and equipment
      At December 31, 2005 the Bayer Group had intangible assets with a net carrying amount of €7,688 million (Note [19]) including goodwill of €2,623 million (Note [4.5]), and property, plant and equipment with a net carrying amount of €8,321 million (Note [20]). Intangible assets with finite useful lives and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue. Further, until the end of fiscal 2004, the Bayer Group amortized goodwill arising from business combinations with an agreement date prior to March 31, 2004 over its scheduled useful life. This practice was discontinued effective January 1, 2005 in compliance with IFRS 3 (Business Combinations) and the revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), which prohibit the amortization of goodwill and other intangible assets with indefinite useful lives.
      Intangible assets with finite useful lives and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and intangible assets with indefinite useful lives must be tested annually for impairment. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the capital structure of the relevant subgroup. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is given in Note [4.5].
      To illustrate the Bayer Group’s impairment loss measurement, if the actual present value of future cash flows were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment would have to be impaired by €48 million. The present value of future cash flows measures an asset’s “value in use”, i.e., its value based on our continuing use of the asset and its retirement at the end of its useful life. In the Systems segment, the net carrying amount of goodwill would have to be impaired by €5 million and that of other intangible assets by €19 million. If the weighted average cost of capital used for the impairment test were increased by 10 percent, it would not affect the net carrying amounts of the strategic business entities’ assets.
      Estimates are also used in the course of acquisitions to determine the fair value of the assets and liabilities acquired. Land, buildings and equipment are usually appraised independently, while marketable securities are valued at market price. If any intangible assets are identified, depending on the type of asset and the complexity of determining its fair value, Bayer either consults with an independent external valuation expert or develops the fair value internally, using an appropriate valuation technique which is generally derived from a forecast of the total expected future net cash flows. Assets may be valued using methods based on cost, market price or net

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
present value, depending on the type of asset and the availability of information. The valuation method based on net present value (income approach) is particularly important with respect to intangible assets. Trademarks and licenses, for example, are valued by the relief-from-royalty method, which includes estimating the cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings.
      Although the Board of Management of Bayer AG believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates and its estimations of the discounted future cash flows are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends expected by the Board of Management of Bayer AG reverse.

Research and development
      In addition to the in-house research and development activities, various research and development collaborations and alliances are maintained with third parties; these collaborations and alliances involve the provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before approvals are received are not satisfied, and these costs, too, are therefore expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, considerable judgment is involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are capitalized.

Net sales
      The nature of the Bayer Group’s business activities means that the structure of many sales transactions is complex. Sales are recognized upon transfer of risk or rendering of services to third parties. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs. It is customary to grant price discounts in the normal course of business. Allocations to provisions for discounts and rebates to customers are recognized in the same period in which the related sales are recorded based on the contract terms, using a consistent method. The cost of such sales incentives is estimated on the basis of historical experience with similar incentive programs. For rebates, provisions are recorded based upon the experience ratio to the respective period’s sales to determine the rebate accrual and related expense. Provisions related to the Group’s trade accounts amounted to €648 million on December 31, 2005.
      Some of the Bayer Group’s revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as miscellaneous liabilities and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments linked to the achievement of a significant and substantive technical/ regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partially on the basis of assumptions.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Pensions and other post-employment benefits
      Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently-administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefit plans. In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e., financed by provisions (accruals), or funded, i.e., financed through pension funds.
      Statistical and actuarial methods are used to anticipate future events in calculating the expenses and liabilities related to the plans. These calculations include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases. The interest rate used to discount post-employment benefit obligations to present value is derived from the yields of senior, high-quality corporate bonds in the respective country at the balance sheet date. These generally include AA-rated securities. The discount rate is based on the yield of a portfolio of bonds whose weighted residual maturities approximately correspond to the duration necessary to cover the entire benefit obligation. If AA-rated corporate bonds of equal duration are not available, a discount rate equivalent to the effective interest rate for government bonds at the balance sheet date is used instead but increased by about 0.5 to 1.0 percentage point since corporate bonds generally provide higher yields by virtue of their risk structure. Determination of the discount rate is also based on the average yield for a bond portfolio corresponding to the expected cash outflows from the pension plans.
      The assumption for the expected return-on-assets reflects a long-term outlook for global capital market returns that corresponds to the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared toward regulatory compliance and toward maintaining the risk structure corresponding to the benefit obligations. To this end, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.
      Statistical information such as withdrawal and mortality rates is also used in estimating the expenses and liabilities under the plans. Because of changing market and economic conditions, the expenses and liabilities actually arising under the plans in the future may differ materially from the estimates made on the basis of these actuarial assumptions. The plan assets are partially comprised of equity and fixed-income instruments. Therefore, declining returns on equity markets and markets for fixed-income instruments could necessitate additional contributions to the plans in order to cover future pension obligations. Also, higher or lower withdrawal rates or longer or shorter life of participants may have an impact on the amount of pension income or expense recorded in the future. On December 31, 2005, the present value of provisions for pensions and other post-employment benefits payable under defined benefit plans was €15,561 million. Further details on pension provisions and their interest rate sensitivity are given in Note [28].

Doubtful accounts
      Doubtful accounts are reported at the amounts likely to be recoverable based on historical experience of customer default. As soon as it is learned that a particular account is subject to a risk over and above the normal credit risk (e.g., low creditworthiness of customer, dispute as to the existence or the amount of the claim, non-enforceability of the claim for legal reasons etc.), the account is analyzed and written down if circumstances

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
indicate the receivable is uncollectible. Accumulated write-downs of receivables amounted to €348 million as of December 31, 2005.

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
      It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, Bayer believes the provisions to be adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position, results of operations or cash flows. Group provisions for environmental protection measures amounted to €279 million on December 31, 2005. Further information on environmental provisions can be found in Note [29.2].

Litigation provisions
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
      Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
      Provisions for litigation-related expenses totaled €663 million on December 31, 2005. Further details on legal risks are given in Note [35].

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Income taxes
      To compute provisions for taxes, estimates have to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences and tax losses can be utilized to offset taxable income. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes what it believes to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile. On December 31, 2005, net liabilities for current tax payments amounted to €381 million, and net deferred tax assets amounted to €1,418 million. Further information on income taxes is given in Note [16].
[6]     Segment reporting
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
      As of December 31, 2005 the Bayer Group comprised three subgroups with operations subdivided into divisions (HealthCare), business groups or strategic business entities (CropScience and MaterialScience). Their activities are aggregated into the eight reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.
      The subgroups’ activities are as follows:

Subgroup / Segment	Activities

HealthCare
Pharmaceuticals, Biological Products	Development and marketing of prescription pharmaceuticals
Consumer Care	Development and marketing of over-the-counter medications and nutritional supplements
Diabetes Care, Diagnostics	Development and marketing of diagnostic products for laboratory testing, near-patient testing and self-testing applications
Animal Health	Development and marketing of veterinary medicines, nutritionals and grooming products for companion animals and livestock
CropScience
Crop Protection	Development and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements
Environmental Science, BioScience	Development and marketing of a wide range of products for the green industry, garden care, non-agricultural pest and weed control and conventional seeds, and plant biotechnology

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Subgroup / Segment	Activities

MaterialScience
Materials	Production and marketing of high-quality plastics granules, methylcellulose, metallic and ceramic powders and semi-finished products
Systems	Development, manufacturing and marketing of polyurethanes for a wide variety of applications as well as coating and adhesive raw materials; production and marketing of basic inorganic chemicals
      The spin-off of LANXESS and the acquisition of the Roche OTC business have led to a shift in the relative sizes of the Group’s businesses in terms of sales, operating result and assets. In compliance with IAS 14 (Segment Reporting), the segmentation has therefore been adjusted effective January 1, 2005 to reflect the new Group structure.
      Moreover, IFRS 5, which was approved by the IASB on March 31, 2004, introduces specific recognition principles for assets and liabilities held for sale and for discontinued operations and requires that reporting now be based primarily on continuing operations. In contrast to the table in the financial statements as of December 31, 2004, the segment table for 2005 therefore reflects continuing operations only. The prior-year figures have been reclassified to ensure comparability.
      Effective January 1, 2006 the Pharmaceuticals, Biological Products segment was renamed the Pharmaceuticals segment. The former Biological Products and Pharmaceuticals divisions were combined to form a new Pharmaceuticals Division.
      The reconciliation eliminates intersegment items and reflects income and expenses not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.
      The segment data are calculated as follows:

•	The intersegment sales reflect intragroup transactions effected at transfer prices fixed on an arm’s-length basis.

•	The return on sales is the ratio of the operating result to external net sales.

•	The gross cash flow comprises the operating result plus depreciation, amortization and write-downs, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions. The latter item includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year.

•	The net cash flow is the cash flow from operating activities as defined in IAS 7.

•	The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of cash flow return on investment (CFRoI) requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.

•	The CFRoI is the ratio of the gross cash flow to the average capital invested for the year and is thus a measure of the return on capital employed.

•	The equity items are those reflected in the balance sheet and income statement. They are allocated to the segments where possible.

•	Capital expenditures, amortization and depreciation relate to intangible assets, property, plant and equipment.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

•	Since financial management of Group companies is carried out centrally by Bayer AG, financial liabilities are not allocated directly to the respective segments. Consequently, the liabilities shown for the individual segments do not include financial liabilities.
[7]     Changes in the Bayer Group

[7.1] Scope of consolidation

		Other
	Germany	Countries	Total

Bayer AG and consolidated companies
January 1, 2005	69	280	349
Additions	—	7	7
Retirements	(17)	(59)	(76)
Reclassifications	2	1	3

December 31, 2005	54	229	283

Companies included at equity (associates)
January 1, 2005	3	8	11
Additions	—	—	—
Retirements	—	—	—
Reclassifications	—	—	—

December 31, 2005	3	8	11

Non-consolidated subsidiaries
January 1, 2005	37	90	127
Additions	5	6	11
Retirements	(8)	(22)	(30)
Reclassifications	—	—	—

December 31, 2005	34	74	108

Other affiliated companies (Bayer’s interest >5%)	31	35	66

Additions	6	3	9
Retirements	(4)	(12)	(16)
      The financial statements of the Bayer Group as of December 31, 2005 include Bayer AG and 52 German and 225 foreign consolidated subsidiaries in which Bayer AG, directly or indirectly, has a majority of the voting rights or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. The total number of consolidated subsidiaries decreased by 66 compared with the previous year. Ten companies are consolidated for the first time, while 76 companies included in the previous year have been deconsolidated. The latter number is accounted for mainly by the spin-off of the LANXESS subgroup (60 companies) and mergers between Bayer companies. Five joint ventures — the same number as in the previous year — are included by proportionate consolidation in compliance with IAS 31 (Financial Reporting of Interests in Joint Ventures). Excluded from consolidation are 108 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 0.2 percent of Group sales, less than 0.7 percent of stockholders’ equity and less than 0.4 percent of total assets.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The effect of joint ventures on the Group balance sheet and income statement is as follows:

2005

(€ million)
Current assets	15
Noncurrent assets	62
Current liabilities	(23)
Noncurrent liabilities	(10)

Net assets	44

Income	50
Expenses	(47)

Income after taxes	3

      While 11 companies are accounted for by the equity method, 39 companies that in aggregate are of minor importance are stated at amortized cost.
      Lists of Bayer AG’s direct and indirect holdings have been included in the Cologne commercial register. They also are available directly from Bayer AG on request.
      The principal companies consolidated in the financial statements are listed in the following table:

Bayer’s
Company Name and Place of Business	Interest (%)

Germany
Bayer Business Services GmbH, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer HealthCare AG, Leverkusen	100
Bayer Industry Services GmbH & Co. OHG, Leverkusen	60
Bayer MaterialScience AG, Leverkusen	100
Bayer Technology Services GmbH, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
H. C. Starck GmbH, Goslar	100
Wolff Cellulosics GmbH & Co. KG, Walsrode	100

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Bayer’s
Company Name and Place of Business	Interest (%)

Other European Countries
Bayer Antwerpen Comm.V, Belgium	100
Bayer Consumer Care AG, Switzerland	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K.	100
Bayer CropScience S.r.l., Italy	100
Bayer Diagnostics Europe Ltd., Ireland	100
Bayer International S.A., Switzerland	99.7
Bayer Pharma S.A.S., France	99.9
Bayer Polyols S.N.C., France	100
Bayer Public Limited Company, U.K.	100
Bayer S.p.A., Italy	100
Bayer Santé Familiale S.A.S., France	100
Bayer SP.Z.O.O., Poland	100
Quimica Farmaceutica Bayer, S.A., Spain	100
North America
Bayer CropScience Inc., Canada	100
Bayer CropScience LP, U.S.A.	100
Bayer HealthCare LLC, U.S.A.	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, U.S.A.	100
Bayer Pharmaceuticals Corporation, U.S.A.	100
H.C. Starck Inc., U.S.A.	100
Asia/Pacific
Bayer Australia Limited, Australia	99.9
Bayer CropScience K.K., Japan	100
Bayer Korea Ltd., Republic of Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer Medical Ltd., Japan	100
Bayer South East Asia Pte Ltd., Singapore	100
Bayer Yakuhin, Ltd., Japan	100
H.C. Starck Ltd., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60
Latin America/ Africa/Middle East
Bayer (Proprietary) Limited, South Africa	100
Bayer CropScience Ltda., Brazil	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer S.A., Argentina	99.9
Bayer S.A., Brazil	99.9
Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Also included in the consolidated financial statements are the following material associates, which are accounted for by the equity method:

Bayer’s
Company Name and Place of Business	Interest (%)

GE Bayer Silicones GmbH & Co. KG, Germany	49.9
Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50
Palthough Industries (1998) Ltd., Israel	20
PO JV, LP, U.S.A.	42.7
Polygal Plastics Industries Ltd., Israel	25.8
      The following domestic subsidiaries availed themselves in 2005 of certain exemptions granted under Articles 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business

Bayer 04 Immobilien GmbH	Leverkusen
Bayer 04 Leverkusen Fußball GmbH	Leverkusen
Bayer 04 Mobilien GmbH	Leverkusen
Bayer Beteiligungsverwaltungsgesellschaft mbH	Leverkusen
Bayer Bitterfeld GmbH	Greppin
Bayer Business Services GmbH	Leverkusen
Bayer Chemicals AG	Leverkusen
Bayer CropScience AG	Monheim
Bayer Gastronomie GmbH	Leverkusen
Bayer Gesellschaft für Beteiligungen mbH	Greppin
Bayer HealthCare AG	Leverkusen
Bayer Industry Services GmbH & Co. OHG	Leverkusen
Bayer Innovation GmbH	Leverkusen
Bayer MaterialScience AG	Leverkusen
Bayer MaterialScience Customer Services GmbH	Leverkusen
Bayer Technology Services GmbH	Leverkusen
Bayer Vital GmbH	Leverkusen
Bayer-Handelsgesellschaft mbH	Leverkusen
Bayer-Kaufhaus GmbH	Leverkusen
Case Tech GmbH & Co. KG	Bomlitz
Chemion Logistik GmbH	Leverkusen
Drugofa GmbH	Köln
DYNEVO GmbH	Leverkusen
EPUREX Films GmbH & Co. KG	Bomlitz
Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen
Euroservices Bayer GmbH	Leverkusen
Generics Holding GmbH	Leverkusen
Gesellschaft für Wohnen und Gebäudemanagement mbH	Leverkusen
GP Grenzach Produktions GmbH	Grenzach
KVP Pharma+Veterinär-Produkte GmbH	Kiel

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Company Name	Place of Business

Probis GmbH	Bomlitz
Sportrechte Vermarktungs- und Verwertungs-GmbH & Co. oHG	Leverkusen
Travel Board GmbH	Leverkusen
Wolff Cellulosics GmbH & Co. KG	Bomlitz
Wolff Walsrode AG	Walsrode
Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen

[7.2] Business combinations and other acquisitions; divestments; discontinued operations
      Business combinations are accounted for by the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions of companies domiciled outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.
      In 2005 a total of €2,406 million was spent for acquisitions constituting business combinations within the scope of IFRS 3 and for other acquisitions. The respective amounts are translated at the exchange rates in effect on the respective acquisition dates. The purchase prices of these acquisitions were settled by cash payments and by the assumption of €46 million in liabilities. Goodwill arising on these acquisitions totaled €661 million and is subject to an annual impairment test.
      Since January 2005, the worldwide Roche Consumer Health business with non-prescription drugs and vitamins has been part of the Consumer Care Division of Bayer HealthCare. The transaction includes the global Consumer Health activities of Roche, with the exception of Japan, including the five production sites in Grenzach, Germany; Gaillard, France; Pilar, Argentina; Casablanca, Morocco and Jakarta, Indonesia. Among the brands acquired are Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®. The merger puts Bayer among the largest global suppliers of prescription-free medicines.
      The acquired business contributed €1,061 million to Group sales. Since the sales forces, distribution function and support functions — such as controlling — have been combined in the Group’s legal entities, it is not practicable to separately identify an operating result of the former Roche business.
      The acquisition price for the worldwide Consumer Health business of Roche, including the assumption of net financial liabilities, was approximately €2,338 million, including about €208 million for the purchase of the remaining 50 percent interest in the U.S. joint venture with Roche. This purchase was completed in 2004 in an economically and legally separate transaction. The acquisition of the remaining global business was accomplished in 2005 by way of a €2,130 million cash transfer, of which €200 was paid in advance at the end of 2004, and the assumption of some €46 million in net financial liabilities. The ancillary costs of the acquisition amounted to about €28 million.
      The assets and goodwill acquired were as follows:

(€ million)

Acquisition costs excluding assumption of debt	2,056
Ancillary acquisition costs	28

Purchase price	2,084

Fair value of acquired net assets	1,440
Goodwill	644
      Goodwill is attributable to a number of factors, including significant synergies that the Bayer Group expects to achieve by acquiring the Roche OTC business. Apart from general administrative processes and infrastructure synergies, these comprise significant savings in sales and marketing costs, for example. The acquisition also

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
strengthens the Bayer Group’s global market position in the OTC sector. Of the €644 million in recognized goodwill, €183 million is tax-deductible.
      The purchase price can be allocated among the acquired assets and assumed liabilities at the date of acquisition as follows:

	Net Carrying Amount
	Prior to the	Fair Value	Net Carrying Amount
	Acquisition	Adjustments	After the Acquisition

	(€ million)
Acquired assets and assumed liabilities
Other intangible assets	—	1,142	1,142
Goodwill	—	644	644
Property, plant and equipment	142	9	151
Inventories	97	57	154
Other current assets (excluding liquid assets)	255	9	264
Liquid assets	28	—	28
Financial liabilities	(74)	—	(74)
Miscellaneous liabilities	(129)	—	(129)
Pensions and other post-employment benefits	(25)	—	(25)
Other provisions	(9)	—	(9)
Deferred taxes	6	(68)	(62)

Purchase price			2,084

of which are ancillary acquisition costs			28
Assumed net financial liabilities			(46)

Net cash outflow for the acquisition			2,130

      The expected useful lives of the acquired intangible assets are as follows:

	Fair
	Value	Useful Life

	(€ million)	(Years)
Trademarks	1,055	20-30
Marketing and customer-related rights	41	20-30
Software and technologies	46	5-8
      In addition to the acquisition of the Roche Consumer Health business, the following significant acquisitions or other transactions were made in 2005:
      In connection with the acquisition of Aventis CropScience Holding, S.A., France, in 2002, the antitrust authorities required Bayer to divest some of the operations acquired from Aventis. In this connection, the business with the active ingredient Fipronil was sold to BASF AG, Ludwigshafen, Germany, in 2003. On January 31, 2005, Bayer CropScience AG, Monheim, Germany, signed an agreement with BASF to license back the rights to this product for agricultural applications in certain countries outside of Europe and the United States, for €125 million.
      On February 10, 2005, Bayer CropScience GmbH, Frankfurt am Main, Germany, and Bayer CropScience LP, Research Triangle Park, North Carolina, United States, acquired various intangible assets and the property, plant and equipment required for the production of cotton seeds from Associated Farmers Delinting, Inc., a regional cotton seed producer based in Littlefield, Texas, for €9 million.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      On July 8, 2005, Bayer South East Asia Pte Ltd., Singapore, received marketing rights for the cardiovascular drug Zetia® to the value of €100 million under a co-marketing and distribution agreement with Schering-Plough.
      Bayer MaterialScience LLC, Pittsburgh, Pennsylvania, acquired Polythane Systems, Inc. (PSI), Spring, Texas, on August 31, 2005, for €20 million. PSI is a leading American supplier of polyurethane spray foam systems for roof insulation.
      The total net assets and goodwill acquired in the above acquisitions and transactions and a number of smaller ones is comprised as follows:

(€ million)

Acquisition costs	276
Ancillary acquisition costs	—

Purchase price	276

Fair value of acquired net assets	259
Goodwill	17
      The acquisitions and other transactions affected the Group’s assets and liabilities as of the dates of acquisition as follows:

2005

(€ million)
Acquired assets and assumed liabilities
Other intangible assets	242
Goodwill	17
Property, plant and equipment	4
Other financial assets	3
Other current assets	10

Purchase price	276

of which are ancillary acquisition costs	—
Assumed net financial liabilities	—

Net cash outflow for the business combinations and other acquisitions	276

      IFRS 3 requires that information is provided not only on business combinations in the year under report but also on those taking place between the closing date and the date of approval of the financial statements for publication. It is therefore reported here that on January 9, 2006, Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants to produce therapeutically active substances. The purchase price upon conclusion of the sale-and-purchase agreement was €18 million. Since this acquisition was made only recently, allocation of the purchase price among the acquired assets and liabilities has not yet been completed. It is expected to be allocated primarily to research and development work in process.
      The Bayer Group made the following significant divestitures, the proceeds of which totaled €87 million, in 2005:
      The Bayer CropScience subgroup divested a number of activities in 2005 to strengthen the focus on its core business. These included Philagro Holding S.A., France, and EqSeeds Comercia de Sementes Ltda., Brazil. Bayer CropScience also divested the businesses with various active ingredients together with the related rights, including the acaricide and insecticide Amitraz, which it marketed as Mitac®. CropScience also sold its site in

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Hauxton, United Kingdom, in December 2005, and BCS S.A., France, divested its interest in Holdisa S.r.l., Italy. The selling prices of the operations divested by Bayer CropScience in fiscal 2005 totaled €80 million.
      The remaining €7 million relates to several minor divestitures in the Bayer Group.
      The divestitures affected the Group’s assets and liabilities as of the respective dates of divestiture as follows:

2005

(€ million)
Divested assets and liabilities
Other intangible assets	5
Property, plant and equipment	13
Other financial assets	7
Other current assets	3
Pensions and other post-employment benefits	(7)
Other provisions	(1)
Net gain on divestitures	67
Total selling price	87
Net divested financial liabilities	—
Net cash inflow from the divestitures	87
      The following significant acquisitions and divestitures were made in 2004:
      In 2004 a total of €358 million was spent on acquisitions, translated at the exchange rates in effect on the respective acquisition dates. In all cases, the purchase prices of these acquisitions were settled by cash payments. Goodwill arising on these acquisitions totaled €214 million. Under IFRS 3 (Business Combinations) which came into effect on March 31, 2004, acquired goodwill may no longer be amortized; instead it must be tested annually for impairment. This standard applies immediately to business combinations for which the agreement date is on or after March 31, 2004. Amortization of goodwill arising on transactions effected prior to March 31, 2004 is prohibited beginning January 1, 2005. Thus from January 1, 2005, Bayer has ceased amortizing all acquired goodwill and tests it annually for impairment.
      Bilag Industries Private Ltd., India, a joint venture with the Indian company Bilakhias, acquired 6 percent of its own shares on February 17, 2004, and a further 10 percent on April 8, 2004, from Bilakhias as part of its buy-back plan. The total purchase price was €29 million. The resulting goodwill totaled €24 million. The goodwill of €9 million arising on the first part of this transaction had to be amortized until year-end 2004. By contrast, under IFRS 3, the goodwill of €15 million relating to the second part of the transaction immediately became subject to annual impairment testing. Following closing of both transactions, Bayer CropScience S.A., France, now holds 91 percent of the shares of Bilag Industries Private Ltd.
      Effective March 22, 2004 we acquired the remaining interest in the seed treatment business of Gustafson in the United States, Canada and Mexico from Crompton Corporation for €100 million. Bayer CropScience already held a 50 percent interest in the U.S. and Canadian Gustafson joint ventures headquartered in Plano, Texas, and Calgary, Alberta. The acquired goodwill of €71 million was amortized until year-end 2004 because the purchase agreement was concluded on March 22, 2004 and the non-amortization provisions of IFRS 3 therefore do not yet have to be applied. Gustafson manufactures and markets seed treatment products and related technical equipment.
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
      The following significant divestitures, the proceeds of which totaled €76 million, were made in 2004:
      On January 30, 2004 Bayer CropScience sold the rights to GA 21, a technology for herbicide tolerance in corn, to Syngenta International AG, Basel, Switzerland.

      On July 14, 2004 Bayer divested its 15 percent equity interest in KWS Saat AG, acquired through the purchase of Aventis CropScience in 2002, to private investors Tessner Beteiligungs GmbH and Dr. Arend Oetker to fulfil a contractual commitment made by the Bayer Group in connection with the acquisition of the Aventis CropScience group.
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
      Acquisitions and divestitures of businesses affected the Group’s assets and liabilities as of the dates of acquisition or divesture as follows:

2004	Acquisitions	Divestitures

	(€ million)
Noncurrent assets	358	79
Current assets (excluding liquid assets)	98	—
Liquid assets	—	2

Assets	456	81

Pension provisions	(1)	—
Other provisions	(2)	—
Financial obligations	—	—
Remaining liabilities	(41)	(2)

Liabilities	(44)	(2)

Discontinued operations
      IFRS 5, which was approved by the IASB on March 31, 2004, introduces specific recognition principles for assets and liabilities held for sale and for discontinued operations and requires that financial reporting be based primarily on continuing operations. To improve transparency and comparability, the Group’s financial reporting is based primarily on continuing operations, while assets held for sale and discontinued operations are stated separately in a single line item in the balance sheet, income statement and cash flow statement. Both the LANXESS business and the divested plasma business in the United States are reported as discontinued operations.
      In November 2003 the Board of Management and Supervisory Board of Bayer AG decided to separate from the Bayer Group major parts of the chemicals activities and about one third of the polymers activities. These activities were subsequently placed in the LANXESS subgroup. The separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). For this purpose, a Spin-Off and Acquisition Agreement was concluded between Bayer AG and LANXESS AG in September 2004. This was approved at an Extraordinary Stockholders’ Meeting of Bayer AG held in Essen, Germany, on November 17, 2004.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The Joint Spin-Off Report of the boards of management of Bayer AG and LANXESS AG contains a detailed description of the spin-off, together with an explanation of the background.
      On January 28, 2005 the spin-off of LANXESS was entered in the commercial register for Bayer AG. The shares of LANXESS AG were legally assigned upon their issuance on that date to Bayer AG stockholders. Since January 31, 2005 shares in LANXESS have been listed in the Prime Standard subsegment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange. The LANXESS subgroup was therefore deconsolidated from the Bayer Group effective January 31, 2005.
      In addition, plans were announced in October 2003 to divest the plasma activities of the Biological Products Division of the HealthCare subgroup. These activities, too, are reported as discontinued operations. This decision does not affect the Kogenate® operations. In December 2004 a contract was signed to sell the plasma business in the United States to Talecris BioTherapeutics, Inc., a new company controlled by the U.S. equity investors Cerberus Capital Management L.P., New York, and Ampersand Ventures, Wellesley, Massachusetts. This transaction was closed on March 31, 2005.
      The amounts shown in the consolidated financial statements of the Bayer Group under discontinued operations relate, respectively, to the plasma operations in the United States and to all assets, liabilities, income and expenses pertaining to the activities transferred to LANXESS. The LANXESS data are presented from the standpoint of the Bayer Group and are not intended to portray either the LANXESS activities or the remaining activities of Bayer as those of stand-alone entities. The presentation thus follows the principles set out in IFRS 5 for reporting discontinued operations.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      A breakdown of the results of discontinued operations is given below:

	LANXESS			Plasma Business			Total

	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)			(€ million)			(€ million)
Net sales	5,776	6,053	503	374	427	124	6,150	6,480	627
Cost of goods sold	(4,701)	(4,635)	(345)	(314)	(309)	(91)	(5,015)	(4,944)	(436)
Selling expenses	(881)	(846)	(62)	(62)	(56)	(14)	(943)	(902)	(76)
Research and development expenses	(168)	(126)	(8)	(44)	(48)	(11)	(212)	(174)	(19)
General administration expenses	(242)	(263)	(20)	(18)	(18)	(11)	(260)	(281)	(31)
Other operating income (expenses) — net	(1,072)	(105)	(6)	(328)	(93)	1	(1,400)	(198)	(5)

Operating result from discontinued operations	(1,288)	78	62	(392)	(97)	(2)	(1,680)	(19)	60

Non-operating result	(87)	(84)	(4)	—	—	—	(87)	(84)	(4)

Net income (loss) before income taxes	(1,375)	(6)	58	(392)	(97)	(2)	(1,767)	(103)	56

Income taxes	402	2	(20)	123	34	1	525	36	(19)

Income (loss) after taxes	(973)	(4)	38	(269)	(63)	(1)	(1,242)	(67)	37

Of which:
Current income (loss) from discontinued operations (before taxes)	(1,375)	(6)	58	(72)	(7)	22	(1,447)	(13)	80
Income taxes	402	2	(20)	—	3	(7)	402	5	(27)
Current income (loss) from discontinued operations (after taxes)	(973)	(4)	38	(72)	(4)	15	(1,045)	(8)	53
Income (loss) from the sale of discontinued operations (before taxes)	—	—	—	(320)	(90)	(24)	(320)	(90)	(24)
Income taxes	—	—	—	123	31	8	123	31	8
Income (loss) from the sale of discontinued operations (after taxes)	—	—	—	(197)	(59)	(16)	(197)	(59)	(16)
Total income (loss) from discontinued operations after taxes	(973)	(4)	38	(269)	(63)	(1)	(1,242)	(67)	37
      For fiscal 2005, the results of the LANXESS activities that were spun off relate solely to the month of January because LANXESS was deconsolidated as of January 31, 2005.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The separate asset and liability line items in the balance sheet reflect the following amounts pertaining to the discontinued LANXESS and plasma operations:

			Plasma
	LANXESS		Business		Total

	2004	2005	2004	2005	2004	2005

	(€ million)
Noncurrent assets	1,900	—	124	—	2,024	—

Goodwill and other intangible assets	65	—	—	—	65	—
Property, plant and equipment	1,521	—	1	—	1,522	—
Other noncurrent assets	106	—	—	—	106	—
Deferred taxes	208	—	123	—	331	—

Current assets	2,328	—	405	—	2,733	—

Inventories	1,151	—	326	—	1,477	—
Trade accounts receivable	1,029	—	76	—	1,105	—
Other current assets	148	—	3	—	151	—

Assets held for sale and discontinued operations	4,228	—	529	—	4,757	—

Noncurrent liabilities	968	—	—	—	968	—

Provisions for pensions and other post-employment benefits	573	—	—	—	573	—
Other provisions	238	—	—	—	238	—
Financial liabilities	92	—	—	—	92	—
Miscellaneous noncurrent liabilities	42	—	—	—	42	—
Deferred taxes	23	—	—	—	23	—

Current liabilities	1,299	—	120	—	1,419	—

Other provisions	207	—	20	—	227	—
Financial liabilities	439	—	—	—	439	—
Trade accounts payable	494	—	23	—	517	—
Miscellaneous current liabilities	159	—	77	—	236	—

Liabilities directly related to assets held for sale and discontinued operations	2,267	—	120	—	2,387	—

      Discontinued operations affected the Group cash flow statements as follows:

	LANXESS			Plasma Business			Total

	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)
Net cash provided by (used in) operating activities	131	234	(80)	(96)	(46)	40	35	188	(40)
Net cash provided by (used in) investing activities	(247)	(253)	(19)	(31)	(30)	206	(278)	(283)	187
Net cash provided by (used in) financing activities	116	19	99	127	76	(246)	243	95	(147)

Change in cash and cash equivalents	—	—	—	—	—	—	—	—	—

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Notes to the Statements of Income
[8]     Net sales
      Sales revenues are derived primarily from product deliveries. Total reported net sales increased by €4,105 million or 17.6 percent from 2004, to €27,383 million. Contributing to this expansion were a €109 million, or 0.5 percent, increase in volumes along with a €279 million, or 1.2 percent, positive impact of shifts in exchange rates. Changes in selling prices contributed €1,647 million, or 7.0 percent, to the growth in business. Acquisitions boosted sales by €2,070 million. Acquisitions and divestitures during 2005 and 2004 affected the comparison between the two years’ sales figures by the following amounts:

2005	€ million

Acquisitions
Roche Consumer Health business	1,061
Gustafson (remaining 50 percent acquired in 2004)	25
Other	7

1,093

Divestitures	(4)

Net sales to LANXESS after the spin-off on January 31, 2005(1)	981

Net effect of portfolio changes	2,070

(1)	A trading relationship now exists between the Bayer Group and the LANXESS Group as separate enterprises following the spin-off of what was previously the LANXESS subgroup of Bayer. The relevant agreements are concluded on an arm’s-length basis. Under these agreements, the Bayer Group supplies goods and services to the LANXESS Group. Some of the transactions relate to products, such as chlorine or caustic soda solution, that are supplied to LANXESS by the MaterialScience subgroup. Others are service transactions in the areas of IT systems development and application support, IT infrastructure, site services and engineering services. Prior to the spin-off, the resulting revenues were recorded as intragroup sales and eliminated in the consolidation.
      In 2004 total reported sales increased by €861 million (+3.8 percent) compared with 2003, to €23,278 million. A €1,898 million increase in volumes (+8.5 percent) was offset by a negative effect of €987 million (-4.4 percent) from adverse shifts in exchange rates. Changes in selling prices contributed an extra €174 million (+0.8 percent) compared with the previous year and thus had a negligible effect on total sales. The net effect of

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
acquisitions and divestitures diminished sales by €224 million. Acquisitions and divestitures during 2004 and 2003 affected the comparison between the two years’ sales figures by the following amounts:

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

      In 2003 total reported sales increased by €134 million (+0.6 percent) compared with 2002, to €22,417 million. A €1,226 million increase in volumes (+5.5 percent) was offset by a negative effect of €1,781 million (-8.0 percent) from adverse shifts in exchange rates. Changes in selling prices contributed an extra €64 million (+0.3 percent) compared with the previous year and thus had a negligible effect on total sales. The net effect of acquisitions and divestitures raised sales by €625 million. Acquisitions and divestitures during 2003 and 2002 affected the comparison between the two years’ sales figures by the following amounts:

2003	€ million

Acquisitions
Aventis CropScience Holding S.A., Lyon, France (acquired in 2002)	1,450
Visible Genetics Inc., Canada (acquired in 2002)	9
Tectrade A/S, Copenhagen, Denmark (acquired in 2002)	6
Other	1

1,466

Divestitures
Compliance with antitrust conditions by Bayer CropScience	(435)
Household insecticides business of Bayer HealthCare	(272)
PolymerLatex Group	(117)
Walothen GmbH	(10)
Other	(7)

(841)

Net effect of portfolio changes	625

      Breakdowns of net sales by segment and by region are given in the table on page F-7.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[9]     Selling expenses
      Selling expenses include €621 million in shipping and handling costs in 2005 (2004: €569 million; 2003: €546 million). They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,222 million (2004: €963 million; 2003: €989 million).
[10]     Research and development expenses
      Because of their importance in the Bayer Group, research and development expenses are recognized separately alongside the cost of goods sold, selling expenses and general administration expenses.
[11]     Other operating income

	2003	2004	2005

	(€ million)
Gains from sales of property, plant and equipment/ portfolio adjustments	643	184	151
Reversals of unutilized provisions	104	61	27
Write-backs of receivables and other assets	67	48	79
Recognition of exchange rate hedges	103	—	47
Miscellaneous operating income	156	447	490

	1,073	740	794

      In July 2005, it was decided to modify several of Bayer’s largest pension plans in the United States, replacing the current defined-benefit plans with purely defined-contribution plans. The resulting reduction in pension obligations yielded one-time income of €294 million in fiscal 2005, which is included in miscellaneous operating income. In the previous year, income of €116 million was realized from a restructuring of global pension obligations. Further information on the accounting for pension provisions is given in Note [28].
[12]     Other operating expenses

	2003	2004	2005

	(€ million)
Amortization and write-downs of acquired goodwill	(269)	(174)	—
Write-downs of trade accounts receivable	(103)	(88)	(168)
Losses from sales of property, plant and equipment	(103)	(127)	(128)
Impairment write-downs, excluding goodwill	(535)	—	—
Litigation-related expenses	(372)	(149)	(451)
Miscellaneous operating expenses	(639)	(596)	(548)

	(2,021)	(1,134)	(1,295)

      Miscellaneous operating expenses include €106 million incurred in connection with the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®. €162 million (2004: €129 million; 2003: €360 million) was spent on restructuring. Further details of restructuring expenses are given in Note [29.3].
      In fiscal 2003 the global impairment charges relating to the Systems segment of Bayer MaterialScience resulted in additional other operating expenses totaling €622 million, of which €87 million related to impairment of goodwill, €427 million related to impairment of intangible assets (excluding goodwill), and €108 million related to property, plant and equipment.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[13]     Costs by type
     [13.1]     Cost of materials
      The total cost of materials amounted to €9,726 million (2004: €8,871 million; 2003: €9,002 million), comprising €8,896 million (2004: €7,948 million, 2003: €8,299 million) in expenses for raw materials, supplies and goods purchased for resale, and €830 million (2004: €923 million; 2003: €702 million) in expenses for purchased services. The cost of materials is allocated to the cost of goods sold or the respective operating expense items.
     [13.2]     Personnel expenses

	2003	2004	2005

	(€ million)
Wages and salaries	4,982	4,822	4,803
Social expenses and expenses for pensions and other benefits	1,501	1,204	1,109
• of which for defined-contribution pension plans	283	284	341
• of which for defined-benefit pension plans	497	146	(21)

	6,483	6,026	5,912

      Personnel expenses declined by €114 million to €5,912 million in 2005 (2004: €6,026 million; 2003: €6,483 million). Of this decrease, €38 million was due to currency translations. Personnel expenses are allocated to the cost of goods sold or the respective operating expense items. The personnel expenses shown here do not include the interest portion of personnel-related provisions (particularly pension provisions), which is included in the non-operating result as other non-operating expense (see Note [15.3]).
      In July 2005, it was decided to modify several of Bayer’s largest pension plans in the United States, replacing these current defined-benefit plans with a purely defined-contribution plan. The resulting reduction in pension obligations yielded a one-time reduction of €294 million in expenses for retirement pensions in fiscal 2005. Pension expense in fiscal 2004 was diminished by one-time income of €116 million resulting mainly from changes in the basic conditions for the plan covering health care costs in the United States. These changes require participating employees to assume a greater share of the costs through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies.
      The average number of employees, classified by corporate functions, was as follows:

	2003	2004	2005

Marketing	30,254	29,576	30,558
Technology	46,441	44,033	44,011
Research and development	10,544	9,560	9,185
Administration	9,073	9,018	9,409

	96,312	92,187	93,163

of which trainees	2,485	2,545	2,547
      The employees of joint ventures are included in the above figures in proportion to Bayer’s interests in the respective companies. The total number of people employed by joint ventures in 2005 was 65 (2004: 31; 2003: 338).

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     [13.2]     Other taxes
      Other taxes amounting to €248 million (2004: €201 million; 2003: €264 million) are included in the cost of production, selling expenses, research and development expenses or general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.
[14]     Operating result
      In December 2004 the IASB issued an amendment to IAS 19 (Employee Benefits) that permits actuarial gains and losses arising in defined-benefit pension plans to be recognized directly in equity without affecting the income statement. Further information on the accounting for pension provisions is given in Note [28].
      The Group Management Board decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of reporting. The previous year’s figures have been restated accordingly. This reporting change leads to a €48 million (2003: €16 million) improvement in the 2004 operating result from continuing operations. In view of its immateriality to 2004 operating result of the segments, the gain has been reflected solely in the reconciliation column of the segment table.
      Breakdowns of the operating result by segment and by region are given in the table on page F-7.
[15]     Non-operating result

	2003	2004	2005

	(€ million)
Equity-method loss(1)	(165)	(139)	(10)
Non-operating income(2)	750	483	634
Non-operating expenses(3)	(1,293)	(997)	(1,237)

	(708)	(653)	(613)

      The non-operating result, comprising the income statement items equity-method loss (1), non-operating income (2) and non-operating expenses (3), may be apportioned among the following categories.
     [15.1]     Loss from investments in affiliated companies — net
      The components of this item are as follows:

	2003	2004	2005

	(€ million)
Equity-method loss(1)	(165)	(139)	(10)
Write-downs of investments in affiliated companies(3)	(124)	(11)	(28)
Dividends from affiliated companies and income from profit and loss transfer agreements(2)	5	—	10
• of which €1 million (2004: €nil; 2003: €3 million) from subsidiaries
Gains from the sale of investments in affiliated companies (2)	191	11	6
Losses from the sale of investments in affiliated companies(3)	(2)	(4)	0

	(95)	(143)	(22)

      The loss from investments in affiliated companies mainly comprises an equity-method loss of €47 million (2004: €131 million; 2003: €23 million) from two production joint ventures with Lyondell. Further details of the companies included at equity in the Group financial statements are given in Note [21].

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
     [15.2]     Interest expense — net
      This item comprises:

	2003	2004	2005

	(€ million)
Income from other securities and loans(2)	17	13	7
Other interest and similar income(2)	501	414	565
• of which €1 million (2004: €1 million; 2003: €2 million) from subsidiaries
Interest and similar expenses(3)	(817)	(656)	(913)
• of which €1 million (2004: €9 million; 2003: €6 million) to subsidiaries

	(299)	(229)	(341)

      This item mainly comprises interest expense for financial liabilities, value adjustments relating to interest-rate hedging transactions, and interest income from investments.
      Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €18 million (2004: €21 million; 2003: €27 million), is reflected in interest expense.
      Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2005 to €4 million (2004: €3 million; 2003: €18 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 4 percent (2004: 4 percent; 2003: 5 percent).
     [15.3]     Other non-operating expense — net
      This item comprises:

	2003	2004	2005

	(€ million)
Interest portion of interest-bearing provisions(3)	(270)	(231)	(246)
Net exchange loss(3)	(13)	(24)	(14)
Miscellaneous non-operating expenses(3)	(67)	(71)	(36)
Miscellaneous non-operating income(2)	36	45	46

	(314)	(281)	(250)

      To enhance the transparency of reporting, the procedure for the treatment of actuarial gains and losses relating to defined benefit pension obligations has been altered as of January 1, 2005. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. This reporting change reduced the interest expense for provisions for continuing operations by €78 million (2003: €73 million) in fiscal 2004. Further information on the accounting for pension provisions is given in Note [28].

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[16]     Income taxes
      This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.
      The breakdown of income taxes by origin is as follows:

	2003	2004	2005

	(€ million)
Income taxes paid or accrued
— Germany	(276)	(115)	(161)
— Other countries	(452)	(375)	(380)

	(728)	(490)	(541)

Deferred taxes
— from temporary differences	717	(150)	(205)
— from tax loss carryforwards	95	167	105

	812	17	(100)

Income taxes	84	(473)	(641)

      In fiscal 2005 changes in tax rates decreased deferred tax expense by €2 million (2004: €5 million, 2003: €2 million).
      The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Dec. 31, 2004		Dec. 31, 2005

	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Assets	Liabilities	Assets	Liabilities

	(€ million)		(€ million)
Intangible assets	149	1,029	159	983
Property, plant and equipment	80	820	184	780
Financial assets	43	174	26	235
Inventories	275	73	377	66
Receivables	77	168	123	344
Other assets	10	389	34	253
Pension provisions	1,102	209	1,522	436
Other provisions	767	131	666	68
Other liabilities	644	78	726	20
Tax loss carryforwards	584	—	1,047	—
Valuation allowance for tax loss carryforwards	(85)	—	(261)	—

	3,646	3,071	4,603	3,185

Set-off	(2,427)	(2,427)	(2,905)	(2,905)

	1,219	644	1,698	280

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The following income tax assets and liabilities are therefore recognized in the balance sheet:

	Total as at	of which	Total as at	of which
	Dec. 31, 2004	current	Dec. 31, 2005	current

	(€ million)
Deferred tax assets	1,219	509	1,698	709
Claims for tax refunds	823	815	726	719

	2,042	1,324	2,424	1,428

	Total as at	of which	Total as at	of which
	Dec. 31, 2004	current	Dec. 31, 2005	current

	(€ million)
Deferred tax liabilities	644	430	280	187
Provisions for income taxes	997	648	803	431
Tax liabilities	413	413	304	302

	2,054	1,491	1,387	920

      In 2005, deferred tax assets of €9 million (2004: €1 million) and deferred tax liabilities of €47 million (2004: €8 million) relate to changes in the scope of consolidation. Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2005 by €97 million (2004: €39 million; 2003: €165 million).
      The value of existing tax loss carryforwards by expiration date is as follows:

	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005

	(€ million)
One year	19	4	—
Two years	7	2	—
Three years	41	—	—
Four years	104	—	4
Five years and thereafter	1,258	1,494	2,714

	1,429	1,500	2,718

      Deferred tax assets of €786 million (2004: €499 million; 2003: €404 million) are recognized on the €2,031 million (2004: €1,282 million; 2003: €1,315 million) in tax loss carryforwards. It is considered that sufficient income will be available in the future to utilize these tax assets. Recognition of these deferred tax assets results in deferred tax income of €105 million (2004: €167 million; 2003: €95 million). No deferred tax assets are recognized on tax loss carryforwards totaling €687 million (2004: €218 million); these carryforwards can theoretically be utilized over more than one year. In Germany, tax loss carryforwards can be utilized against the whole of the first €1 million of current taxable income but only against 60 percent of the remainder.
      Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are carried at the amount considered sufficiently likely to be recoverable in the future by offsetting against actual taxable income. In light of operating losses recently experienced in certain jurisdictions, consideration was given to the taxable income available to the Group along with prudent and feasible tax planning strategies. Based on the results of this assessment, valuation allowances of €261 million for 2005 and €85 million for 2004 were recorded against deferred taxes relating to loss carryforwards. These valuation allowances relate primarily to certain types of operating loss carryforwards, capital loss carryforwards, foreign tax credit carryforwards and charitable contribution carryforwards.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The increase in tax loss carryfowards and the associated deferred tax assets relating to continuing operations in 2005 is attributable to the earnings-neutral spin-off of the LANXESS subgroup effective January 31, 2005, which gave rise to €458 million of tax loss carryforwards and €183 million of deferred tax assets. The additional carryforwards arose because tax regulations required that the spin-off balance sheet of LANXESS as of January 31, 2005 reflects the amount of loss carryforwards assigned to the operations that were actually spun off, and this amount differed from that previously assigned to the respective discontinued operations of the Bayer Group on the basis of origin. The LANXESS data for 2004 are presented from the standpoint of the Bayer Group as part of the segment reporting for that year and are not intended to portray either these discontinued operations or the continuing operations of Bayer as separate entities. The €560 million change in tax loss carryforwards compared with the prior year also results from completed tax audits and from losses to be declared on the spin-off of the LANXESS subgroup. Deferred tax assets were not recognized in relation to €224 million of the increase in loss carryforwards.
      We recently entered into a closing agreement with the Internal Revenue Service in the United States (IRS) for the tax years 1992 through 1998 resulting in certain adjustments to our federal income tax liability for those years. Accordingly, our fiscal year 2005 tax provision has been reduced by €104 million as a result of reversing previously established reserves in excess of the additional tax liability assessed by the IRS for the 1992-2002 tax years.
      Deferred taxes have not been recognized for temporary differences of €4,283 million (2004: €3,662 million) relating to earnings of foreign subsidiaries, either because these profits are not subject to taxation or because they are to be reinvested for an indefinite period. If deferred taxes were recognized for these temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax rate of 5 percent on corporate dividends where applicable. The amount of these unrecognized deferred tax liabilities could not be derived with reasonable effort.
      The actual tax expense for 2005 is €641 million (2004: tax expense of €473 million; 2003: tax income of €84 million). This figure differs by €133 million (2004: €45 million; 2003: €34 million) from the expected tax expense of €774 million (2004: tax expense of €428 million; 2003: tax income of €50 million) that would result from applying to the pre-tax income of the Group a tax rate of 35.2 percent (2004: 35.1 percent, 2003: 37.7 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The reconciliation of theoretical to actual income tax expense (income) for the Group is as follows:

	2003		2004		2005

	(€ million)%		(€ million)%		(€ million)%

Theoretical income tax expense (income)	(50)	100	428	100	774	100
Reduction in taxes due to tax-free income
— Relating to the divestiture of Millennium	(76)	152	—	—	—	—
— Tax-free income from affiliated companies and divestiture proceeds	(34)	68	(4)	(1)	(6)	(1)
— Other	(66)	132	(84)	(20)	(99)	(13)
Utilization of off-balance-sheet loss carryforwards	(3)	6	(30)	(7)	(34)	(4)
Tax provision reversal in the U.S.	—	—	—	—	(104)	(13)
Increase in taxes due to non-tax-deductible expenses
— Write-downs on investments	49	(98)	13	3	10	1
— Amortization of goodwill	56	(112)	63	15	—	—
— Impairment charges	38	(76)	—	—	—	—
— Expenses for litigation	24	(48)	31	7	17	2
— Other	14	(28)	30	7	53	7
Other tax effects	(36)	72	26	6	30	4

Actual tax expense (income)	(84)	168	473	111	641	83

Effective tax rate in %	63.2		38.7		29.1
[17]     Minority stockholders’ interest in income/ losses
      Minority interest in income amounts to €21 million (2004: €13 million; 2003: €19 million), and minority interest in losses to €23 million (2004: €16 million; 2003: €7 million).
[18]     Earnings per share (€) from continuing and discontinued operations
      Earnings per share are determined according to IAS 33 (Earnings per Share) by dividing the net income (loss) by the average number of shares.

	2003	2004	2005

	Number of shares
Weighted average number of shares outstanding
— basic	730,341,920	730,341,920	730,341,920
Dilutive potential ordinary shares	—	—	—
Weighted average number of shares outstanding
— diluted	730,341,920	730,341,920	730,341,920

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	2003	2004	2005

	(€ million)
Income (loss) after taxes	(1,291)	682	1,595
— attributable to minority interest	(12)	(3)	(2)
— attributable to Bayer AG stockholders (net income)	(1,303)	685	1,597
Income (loss) after taxes from discontinued operations	(1,242)	(67)	37
Weighted average number of shares	730,341,920	730,341,920	730,341,920
Basic earnings (loss) per share (€)
— from continuing operations	(0.08)	1.03	2.14
— from continuing and discontinued operations	(1.78)	0.94	2.19
Diluted earnings (loss) per share (€)
— from continuing operations	(0.08)	1.03	2.14
— from continuing and discontinued operations	(1.78)	0.94	2.19
      Note [3] explains the main effects on the Bayer Group of changes in accounting standards. The following table shows the effect on earnings per share of those standards that have a material impact on the income statement of the Bayer Group. Since there are no subscription rights outstanding, basic and diluted earnings per share are identical.

	Effect on Earnings
	Per Share

	2003	2004	2005

Cessation of amortization of goodwill and other intangible assets with indefinite useful lives in accordance with IFRS 3, IAS 36 and IAS 38	0.28	0.26	—
Offsetting of unrealized actuarial gains and losses in benefit accounting against equity in accordance with IAS 19, amended 2004	0.08	0.12	—

Total effect of accounting changes on earnings per share	0.36	0.38	—

      Under the German Stock Corporation Act, the sum available for payment of the dividend is determined from the balance sheet profit shown in the annual financial statements for Bayer AG prepared in accordance with the German Commercial Code.
      The dividend per share paid for the 2004 fiscal year was €0.55 (2003: €0.50). The proposed dividend for fiscal 2005 is €0.95 per share. Payment of the proposed dividend is contingent upon approval by the stockholders at the Annual Stockholders’ Meeting and has not been recognized as a liability in the consolidated financial statements for the Bayer Group.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Notes to the Balance Sheets
[19]     Goodwill and other intangible assets
      Changes in intangible assets in 2005 were as follows:

	Acquired
	Concessions,
	Industrial Property
	Rights, Similar
	Rights and Assets,
	and Licenses	Acquired	Advance
	Thereunder	Goodwill	Payments	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2004	7,137	2,470	38	9,645
Exchange differences	395	179	2	576
Elimination of accumulated amortization prior to the application of IFRS 3	—	(643)	—	(643)
Changes in scope of consolidation	—	—	—	—
Acquisitions	1,384	661	—	2,045
Capital expenditures	82	—	14	96
Retirements	(217)	(44)	(23)	(284)
Transfers	15	—	(17)	(2)

Gross carrying amounts, Dec. 31, 2005	8,796	2,623	14	11,433

Accumulated amortization and write-downs, Dec. 31, 2004	3,088	604	1	3,693
Exchange differences	222	39	—	261
Elimination of accumulated amortization prior to the application of IFRS 3	—	(643)	—	(643)
Changes in scope of consolidation	—	—	—	—
Amortization and write-downs in 2005	622	—	—	622
• of which write-downs	22	—	—	22
Write-backs	—	—	—	—
Retirements	(187)	—	—	(187)
Transfers	(1)	—	—	(1)

Accumulated amortization and write-downs, Dec. 31, 2005	3,744	—	1	3,745

Net carrying amounts, Dec. 31, 2005	5,052	2,623	13	7,688

Net carrying amounts, Dec. 31, 2004	4,049	1,866	37	5,952
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
      For further information on acquisitions and divestitures see Note [7.2]. Additional details of the impairment testing procedure for goodwill and how goodwill is allocated among the reporting segments are given in Note [4.5]. Following the publication of IFRS 3 and the revised standards IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill and other intangible assets with indefinite useful lives are no longer

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
amortized as of January 1, 2005 but tested for impairment. There are no accumulated value adjustments for goodwill.
      The acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder in the Group can be assigned to the following categories:

			Marketing
			and
			Distribution	Production	Other
	Patents	Trademarks	Rights	Rights	Rights	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2004	1,634	1,029	626	1,933	1,915	7,137
Exchange differences	73	41	91	5	185	395
Changes in scope of consolidation	—	—	—	—	—	—
Acquisitions	13	1,068	160	74	69	1,384
Capital expenditures	12	—	6	—	64	82
Retirements	(68)	(7)	—	(11)	(131)	(217)
Transfers	41	(4)	(3)	(11)	(8)	15

Gross carrying amounts, Dec. 31, 2005	1,705	2,127	880	1,990	2,094	8,796

Accumulated amortization and write-downs, Dec. 31, 2004	602	331	205	510	1,440	3,088
Exchange differences	30	15	31	2	144	222
Changes in scope of consolidation	—	—	—	—	—	—
Amortization and write-downs in 2005	155	92	76	164	135	622
• of which write-downs	4	1	15	—	2	22
Write-backs	—	—	—	—	—	—
Retirements	(53)	(1)	—	(4)	(129)	(187)
Transfers	1	(1)	—	(5)	4	(1)

Accumulated amortization and write-downs, Dec. 31, 2005	735	436	312	667	1,594	3,744

Net carrying amounts, Dec. 31, 2005	970	1,691	568	1,323	500	5,052

Net carrying amounts, Dec. 31, 2004	1,032	698	421	1,423	475	4,049
      Over the next five years, amortization of the intangible assets recognized in 2005 is expected to be as follows:

Estimated Amortization of Intangible Assets	(€ million)

2006	575
2007	446
2008	418
2009	378
2010	367
      Possible future acquisitions and/or divestments of intangible assets are not taken into account in computing the above amounts and may therefore cause them to vary.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Changes in intangible assets in 2004 were as follows:

	Acquired
	Concessions,
	Industrial Property
	Rights, Similar
	Rights and Assets,
	and Licenses	Acquired	Advance
	Thereunder	Goodwill	Payments	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2003	7,110	2,522	45	9,677
Exchange differences	(175)	(66)	—	(241)
Changes in scope of consolidation	1	2	—	3
Acquisitions	140	214	—	354
Capital expenditures	52	—	35	87
Retirements	(44)	(202)	(6)	(252)
Transfers	53	—	(36)	17

Gross carrying amounts, Dec. 31, 2004	7,137	2,470	38	9,645

Accumulated amortization and write-downs, Dec. 31, 2003	2,637	624	5	3,266
Exchange differences	(111)	(15)	—	(126)
Changes in scope of consolidation	1	—	—	1
Amortization and write-downs in 2004	577	174	—	751
• of which write-downs	4	—	—	4
Write-backs	—	—	—	—
Retirements	(31)	(179)	—	(210)
Transfers	15	—	(4)	11

Accumulated amortization and write-downs, Dec. 31, 2004	3,088	604	1	3,693

Net carrying amounts, Dec. 31, 2004	4,049	1,866	37	5,952

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Changes in acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder in the Group in 2004 were as follows:

			Marketing
			and
			Distribution	Production	Other
	Patents	Trademarks	Rights	Rights	Rights	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2003	1,745	886	654	1,931	1,894	7,110
Exchange differences	(33)	(15)	(39)	(1)	(87)	(175)
Changes in scope of consolidation	—	—	—	—	1	1
Acquisitions	—	138	1	—	1	140
Capital expenditures	15	—	6	—	31	52
Retirements	(44)	—	—	—	—	(44)
Transfers	(49)	20	4	3	75	53

Gross carrying amounts, Dec. 31, 2004	1,634	1,029	626	1,933	1,915	7,137

Accumulated amortization and write-downs, Dec. 31, 2003	503	275	162	351	1,346	2,637
Exchange differences	(18)	(8)	(13)	—	(72)	(111)
Changes in scope of consolidation	—	—	—	—	1	1
Amortization and write-downs in 2004	148	56	56	159	158	577
• of which write-downs	—	—	—	—	4	4
Write-backs	—	—	—	—	—	—
Retirements	(31)	—	—	—	—	(31)
Transfers	—	8	—	—	7	15

Accumulated amortization and write-downs, Dec. 31, 2004	602	331	205	510	1,440	3,088

Net carrying amounts, Dec. 31, 2004	1,032	698	421	1,423	475	4,049

Net carrying amounts, Dec. 31, 2003	1,242	611	492	1,580	548	4,473

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[20]     Property, plant and equipment
      Changes in property, plant and equipment in 2005 were as follows:

				Construction in
				Progress and
			Furniture,	Advance
	Land	Plant	Fixtures	Payments to
	and	Installations	and Other	Vendors and
	Buildings	and Machinery	Equipment	Contractors	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2004	6,562	12,021	1,873	505	20,961
Exchange differences	322	623	92	67	1,104
Changes in scope of consolidation	5	3	3	—	11
Acquisitions	73	63	8	11	155
Capital Expenditures	81	223	103	885	1,292
Retirements	(176)	(304)	(239)	(9)	(728)
Transfers	147	284	120	(549)	2

Gross carrying amounts, Dec. 31, 2005	7,014	12,913	1,960	910	22,797

Accumulated depreciation and write-downs, Dec. 31, 2004	3,610	8,292	1,397	—	13,299
Exchange differences	134	392	66	—	592
Changes in scope of consolidation	1	1	3	—	5
Depreciation and write-downs in 2005	244	757	207	5	1,213
• of which write-downs	37	12	1	5	55
Write-backs	—	—	—	—	—
Retirements	(148)	(270)	(211)	(5)	(634)
Transfers	16	(16)	1	—	1

Accumulated depreciation and write-downs, Dec. 31, 2005	3,857	9,156	1,463	—	14,476

Net carrying amounts, Dec. 31, 2005	3,157	3,757	497	910	8,321

Net carrying amounts, Dec. 31, 2004	2,952	3,729	476	(505)	7,662
      The exchange differences are as defined for intangible assets.
      Capitalized property, plant and equipment includes assets with a total net value of €316 million (2004: €316 million) held under finance leases. The gross carrying amounts of these assets total €868 million (2004: €758 million).
      These assets are mainly plant installations and machinery with a carrying amount of €221 million (gross amount: €717 million) and buildings with a carrying amount of €85 million (gross amount: €122 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the cost of acquisition, or title passes to the lessee on expiration of the lease.
      Also included are products leased to other parties under operating leases with a carrying amount of €202 million (2004: €176 million). The gross carrying amount of these assets was €589 million (2004: €481 million); their depreciation in 2005 amounted to €72 million (2004: €65 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17 (Leases), a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Changes in property, plant and equipment in 2004 were as follows:

				Construction in
				Progress and
			Furniture,	Advance
	Land	Plant	Fixtures	Payments to
	and	Installations	and Other	Vendors and
	Buildings	and Machinery	Equipment	Contractors	Total

	(€ million)
Gross carrying amounts, Dec. 31, 2003	6,362	12,309	1,897	690	21,258
Exchange differences	(134)	(261)	(25)	(24)	(444)
Changes in scope of consolidation	7	36	27	(1)	69
Acquisitions	—	4	—	—	4
Capital Expenditures	93	191	104	502	890
Retirements	(12)	(466)	(299)	(22)	(799)
Transfers	246	208	169	(640)	(17)

Gross carrying amounts, Dec. 31, 2004	6,562	12,021	1,873	505	20,961

Accumulated depreciation and write-downs, Dec. 31, 2003	3,344	8,111	1,388	14	12,857
Exchange differences	(28)	(160)	(20)	—	(208)
Changes in scope of consolidation	5	8	25	—	38
Depreciation and write-downs in 2004	213	785	210	—	1,208
• of which write-downs	14	8	—	—	22
Write-backs	(1)	(2)	—	—	(3)
Retirements	—	(340)	(242)	—	(582)
Transfers	77	(110)	36	(14)	(11)

Accumulated depreciation and write-downs, Dec. 31, 2004	3,610	8,292	1,397	—	13,299

Net carrying amounts, Dec. 31, 2004	2,952	3,729	476	505	7,662

[21]     Investments in associates
      Changes in investments in associates in 2005 were as follows:

	2004	2005

	(€ million)
Net carrying amount, Jan. 1	870	744
Acquisitions	—	—
Equity-method loss	(139)	(10)
Exchange differences	8	48
Other additions	—	17
Miscellaneous	5	(4)

Net carrying amount, Dec. 31	744	795

      The Group’s significant investments in associates include the following companies:
      For various strategic reasons, the Bayer MaterialScience subgroup holds or is responsible for interests in companies that are included at equity in the consolidated financial statements of the Bayer Group. As part of the forward integration strategy of the Polycarbonates business unit, minority interests in two Israeli companies were

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
purchased in 1998: a 26 percent interest in Polygal and a 20 percent interest in Palthough. Both of these companies manufacture polycarbonate sheets for industrial, agricultural and other uses, mainly from polycarbonate (Makrolon) granules supplied by Bayer. Two members of each company’s board of directors are Bayer Group employees.
      In 1998, Bayer transferred its silicones business to GE Bayer Silicones, a joint venture (Bayer’s interest: 49.9 percent) with General Electric Plastics USA (GE), as part of the strategic realignment of what was then its Chemicals business area. The strategic objective was to leverage synergies in research and development, production, marketing and distribution. GE Bayer Silicones is now one of the world’s largest suppliers of sealants and other silicone-based products, with production facilities in Leverkusen, Germany, and Bergen op Zoom, Netherlands. Two members of the Shareholder Committee of GE Bayer Silicones are employees of the Bayer Group.
      In 2000, Bayer acquired the polyols business and parts of the propylene oxide (PO) production operations of Lyondell Chemicals. The strategic objective is to ensure access to patented technologies and safeguard the long-term supply of PO, a starting product for polyurethane, at reasonable prices. As part of this strategy, two joint ventures have been established to produce PO: PO JV Delaware USA (Bayer’s interest: 43 percent) and Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands (Bayer’s interest: 50 percent). The PO facility in Maasvlakte near Rotterdam, Netherlands, which came on stream in 2003, is a worldscale production facility using Lyondell’s patented PO/SM technology. Both facilities are operated by Lyondell. Bayer benefits from fixed long-term supply quotas/ volumes of PO based on fixed price components.
      The difference between the equity interest in the underlying net assets of associates and their at-equity accounting values is €12 million (2004: €12 million). It mainly relates to acquired goodwill.
      The following table presents a summary of the aggregated income statement and balance sheet data for the companies included at equity in the consolidated financial statements of the Bayer Group (associates).
Associates’ aggregated income statement data

	2004	2005

	(€ million)
Net sales	1,236	1,335
Gross profit	119	151
Net loss	(74)	(47)
Bayer’s share of net loss	(38)	(22)
Other(1)	(101)	12

Net loss from investments in associates (equity-method loss)	(139)	(10)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Associates’ aggregated balance sheet data

	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Noncurrent assets	1,468	1,478
Current assets	359	469
Noncurrent liabilities	29	33
Current liabilities	257	295
Stockholders’ equity	1,541	1,619
Bayer’s share of stockholders’ equity	709	742
Other(1)	35	53

Net carrying amount of associates	744	795

(1)	The category “other” mainly comprises differences arising from adjustments of data to Bayer’s accounting policies, purchase price allocations and their amortization in income, and impairment losses.
[22]     Other financial assets
      Other financial assets are as follows:

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Equity investments	69	—	52	—
Loans	484	24	509	25
Available-for-sale financial instruments	203	—	215	—
Held-to-maturity financial instruments	113	26	150	35
Miscellaneous financial assets	1,094	744	717	154

	1,963	794	1,643	214

	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Investments in subsidiaries	48	39
Investments in associates	21	13

	69	52

      Subsidiaries and joint ventures that do not have a material impact on assets and earnings either individually or in aggregate are not consolidated. They are reflected at fair value, which generally corresponds to amortized cost. This also applies to immaterial associates.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Loans
of which to subsidiaries	—	—	—	—
of which to other affiliated companies	2	—	1	—
of which to third parties	482	24	508	25

	484	24	509	25

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Available-for-sale financial instruments
of which equity instruments	189	—	206	—
of which debt instruments	14	—	9	—

	203	—	215	—

Held-to-maturity financial instruments	113	26	150	35

	316	26	365	35

      Changes in available-for-sale financial instruments were as follows:

	2004	2005

	(€ million)
Gross carrying amounts, Jan. 1	447	412
Exchange differences	(6)	10
Changes in scope of consolidation	32	—
Changes in fair value (gains)	18	16
Changes in fair value (losses)	(6)	(7)
Acquisitions	—	2
Other additions	190	103
Retirements	(263)	(84)

Gross carrying amounts, Dec. 31	412	452

Accumulated write-downs, Jan. 1	218	209
Exchange differences	—	3
Changes in scope of consolidation	—	—
Write-downs during the year	23	26
Write-backs	(10)	(1)
Retirements	(22)	—

Accumulated write-downs, Dec. 31	209	237

Net carrying amounts, Dec. 31	203	215

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The miscellaneous financial assets comprise the following:

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Receivables from short-term loans	53	25	74	13
Receivables from commodity futures contracts	59	33	280	87
Receivables from other derivative financial instruments	724	517	242	14
Lease payments receivable	58	20	109	28
Remaining miscellaneous financial assets	200	149	12	12

	1,094	744	717	154

      Other financial assets include €36 million (2004: €36 million) pertaining to non-consolidated subsidiaries. The amount pertaining to associates was €3 million (2004: €5 million). No items of other financial assets pertained to other affiliated companies in 2005 or 2004.
      Further information on the accounting for receivables from derivative financial instruments is given in Note [33].
      Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €109 million (2004: €58 million), while the interest portion pertaining to future years amounts to €18 million (2004: €5 million).

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The lease payments are due as follows:

Dec. 31, 2004

(€ million)
Lease payments
Maturing in
2005	22
2006	16
2007	12
2008	8
2009	4
2010 or later	1

63

(€ million)

Interest component
Maturing in
2005	2
2006	1
2007	1
2008	1
2009	—
2010 or later	—

5

(€ million)

Receivables under finance leases
Maturing in
2005	20
2006	15
2007	11
2008	7
2009	4
2010 or later	1

58

Dec. 31, 2005

(€ million)
Lease payments
Maturing in
2006	32
2007	28
2008	17
2009	10
2010	6
2011 or later	34

127

(€ million)

Interest component
Maturing in
2006	4
2007	3
2008	3
2009	2
2010	2
2011 or later	4

18

(€ million)

Receivables under finance leases
Maturing in
2006	28
2007	25
2008	14
2009	8
2010	4
2011 or later	30

109

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[23]     Other receivables
      Other receivables, less write-downs of €14 million (2004: €4 million) are comprised as follows:

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Benefit plan assets in excess of obligations	72	—	37	—
Payroll receivables	39	39	29	29
Deferred charges	159	142	210	193
Royalties receivable	249	249	51	48
Interest receivable on loans	190	190	310	305
Miscellaneous receivables	947	923	983	846

	1,656	1,543	1,620	1,421

      Interest receivable on loans consists mainly of interest earned in the fiscal year but not due to be received until after the balance sheet date.
      Of the total amount of this item, €5 million (2004: €6 million) was receivable from non-consolidated subsidiaries and €7 million (2004: €5 million) from associates. As in the previous year, there were no such receivables from other affiliated companies.
      Total deferred charges include €193 million (2004: €142 million) that is expected to be used up in 2006.
[24]     Inventories
      Of the €5,504 million in inventories carried as of December 31, 2005 (2004: €4,738 million), €814 million (2004: €967 million) represents inventories carried at fair value less costs to sell.
      Inventories comprised the following:

	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Raw materials and supplies	920	902
Work in process, finished goods and goods purchased for resale	3,811	4,595
Advance payments	7	7

	4,738	5,504

      The changes in the inventory reserve, which are reflected in the cost of goods sold, were as follows:

	2004	2005

	(€ million)
Balance at beginning of year	(304)	(311)
Additions charged to expense	(171)	(166)
Exchange differences	10	(16)
Changes in scope of consolidation	(1)	(3)
Deductions due to utilization	155	156

Balance at end of year	(311)	(340)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[25]     Trade accounts receivable
      Trade accounts receivable include a reserve of €334 million (2004: €273 million) for amounts unlikely to be recovered.
      Trade accounts receivable as of December 31, 2005 include €5,162 million (2004: €4,464 million) maturing within one year and €42 million (2004: €11 million) maturing after one year. Of the total amount, €10 million (2004: €9 million) was receivable from non-consolidated subsidiaries, €36 million (2004: €40 million) from associates, €1 million (2004: €1 million) from other affiliated companies and €5,157 million (2004: €4,425 million) from other customers.
      Changes in write-downs of trade accounts receivable are as follows:

	2004	2005

	(€ million)
Balance at beginning of year	(280)	(273)
Additions charged to expense	(88)	(158)
Exchange differences	1	(22)
Changes in scope of consolidation	(1)	1
Deductions due to utilization	95	118

Balance at end of year	(273)	(334)

[26]     Liquid assets

	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Marketable securities and other instruments	29	233
Cash and cash equivalents	3,570	3,290

	3,599	3,523

of which earmarked for antitrust payments	—	253
      Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity. Liquidity totaling €253 million has been deposited in escrow accounts intended solely for making payments relating to antitrust fines and civil law settlements. For further information on legal risks see Note [35].
      Marketable securities and other instruments held as of December 31, 2005 and December 31, 2004 were as follows:

	Dec. 31, 2004		Dec. 31, 2005

	Equity	Debt	Equity	Debt
	Instruments	Instruments	Instruments	Instruments

(€ million)
Cost	2	27	3	230
Fair-value losses recognized in equity	—	—	—	—
Fair-value gains recognized in equity	—	—	—	—

	2	27	3	230

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[27]     Changes in Stockholders’ Equity
      The components of stockholders’ equity and their changes during 2005 and 2004 are shown in the following tables.

				Equity	Equity
	Capital	Capital		Attributable to	Attributable to
	Stock of	Reserves of	Other	Bayer AG	Minority	Stockholders’
	Bayer AG	Bayer AG	Reserves	Stockholders	Interest	Equity

	(€ million)
Dec. 31, 2003	1,870	2,942	6,355	11,167	123	11,290

Capital contributions	—	—	—	—	—	—
Other changes	—	—	(335)	(335)	(12)	(347)

Dec. 31, 2004	1,870	2,942	6,020	10,832	111	10,943

Spin-off of LANXESS	—	—	(1,059)	(1,059)	(19)	(1,078)
Capital contributions	—	—	—	—	—	—
Other changes	—	—	1,304	1,304	(12)	1,292

Dec. 31, 2005	1,870	2,942	6,265	11,077	80	11,157

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
      Conditional capital of €187 million existed on December 31, 2005. This capital may only be utilized to the extent necessary to issue the requisite number of shares as and when conversion or subscription rights are exercised by the holders of convertible bonds or of warrants conferring subscription rights, respectively, that may be issued by Bayer AG, or Group companies in which Bayer AG holds a direct or indirect interest of at least 90 percent, through April 29, 2009.
      Capital reserves include the paid-in surplus from the issuance of shares and subscription rights by Bayer AG.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The categories of other reserves and their changes during 2005 and 2004 are shown in the following table.

	Retained Earnings			Accumulated Other Comprehensive Income

				Currency	Fair-Value
	Revaluation	Other Retained	Net Income	Translation	Remeasurement	Cash Flow	Other
	Surplus	Earnings	(Loss)	Adjustment	of Securities	Hedges	Reserves

	(€ million)
Dec. 31, 2003	—	9,375	(1,303)	(1,699)	13	(31)	6,355
Changes in stockholders’ equity not recognized in net income
Fair value remeasurement of securities and cash flow hedges					12	64	76
Changes in accumulated actuarial gains and losses relating to pensions and other post-employment benefits		(740)					(740)
Exchange differences on translation of operations outside the euro zone				(304)			(304)
Deferred taxes on valuation adjustments offset directly against stockholders’ equity		268			1	(18)	251
Other changes in stockholders’ equity	66						66
Transfer of changes recognized in income					(6)	2	(4)

	66	8,903	(1,303)	(2,003)	20	17	5,700

Dividend payments			(365)				(365)
Allocation to retained earnings		(1,668)	1,668				—

	—	(1,668)	1,303	—	—	—	(365)

Changes in stockholders’ equity recognized in net income
Net income 2004			685				685

	—	—	685	—	—	—	685

Dec. 31, 2004	66	7,235	685	(2,003)	20	17	6,020

Spin-off of LANXESS		(1,438)		379			(1,059)

Changes in stockholders’ equity not recognized in net income
Fair value remeasurement of securities and cash flow hedges					9	(15)	(6)
Changes in accumulated actuarial gains and losses relating to pensions and other post-employment benefits		(1,207)					(1,207)
Exchange differences on translation of operations outside the euro zone				849			849
Deferred taxes on valuation adjustments offset directly against stockholders’ equity		470			(6)	6	470
Other changes in stockholders’ equity	(4)	4					—
Transfer of changes recognized in income					—	3	3

	62	5,064	685	(775)	23	11	5,070

Dividend payments			(402)				(402)
Allocation to retained earnings		283	(283)				—

	—	283	(685)	—	—	—	(402)

Changes in stockholders’ equity recognized in net income
Net income 2005			1,597				1,597

	—	—	1,597	—	—	—	1,597

Dec. 31, 2005	62	5,347	1,597	(775)	23	11	6,265

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The equity effect of the revaluation of assets relating to acquisitions made in stages was recognized for the first time in fiscal 2004 in compliance with IFRS 3 (Business Combinations). If an enterprise is acquired in several stages, it has to be completely revalued on the date on which the acquiring company gains control. All assets and liabilities of the enterprise must be recognized at fair value. If the new fair value of the assets already held by the acquiring company exceeds their carrying amount, the carrying amount must be increased accordingly. This adjustment is recognized in a separate equity item (revaluation surplus) and thus has no effect on net income. The revaluation surplus of €66 million reported under stockholders’ equity is entirely due to the acquisition of the remaining 50 percent interest in an OTC joint venture with Roche in the United States that was established in 1996. In 2005 the €4 million portion of the revaluation surplus that was recognized in income through scheduled amortization/ depreciation of the respective assets was transferred to retained earnings.
      The retained earnings contain prior years’ undistributed income of consolidated companies.
      Under the amended version of IAS 19 (Employee Benefits), which introduces a new option for the accounting treatment of actuarial gains and losses from defined benefit plans, all such gains and losses are recognized in the retained earnings of the Bayer Group. Further details of this accounting change are given in Note [3], which addresses the effects of new accounting pronouncements.
      Changes in fair values of cash flow hedges and available-for-sale securities are recognized in other comprehensive income.
      Exchange differences relating to the operations of companies outside the euro zone compared with the respective closing rates are recognized separately in the currency translation adjustment item of other comprehensive income.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The components of third-party minority interests in Group equity and their changes during 2005 and 2004 are shown in the following table.

	Equity
	Attributable
	to Minority
	Interest

	2004	2005

	(€ million)
Jan. 01,	123	111

Spin-off of LANXESS	—	(19)

Changes in stockholders’ equity not recognized in net income
Fair value remeasurement of securities and cash flow hedges	—	—
Changes in accumulated actuarial gains and losses relating to pensions and other post-employment benefits	—	—
Exchange differences on translation of operations outside the euro zone	—	8
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	—	—
Other changes in stockholders’ equity	2	20

	125	120

Dividend payments	(11)	(38)
Allocation to/from retained earnings	—	—

	(11)	(38)

Changes in stockholders’ equity recognized in net income
Net income	(3)	(2)

	(3)	(2)

Dec. 12,	111	80

      Starting in 2005, minority interests must be shown in the Group balance sheet as a component of stockholders’ equity rather than as a separate item between stockholders’ equity and liabilities. The retrospective application of this change as of January 1, 2004 increased stockholders’ equity of the Group in 2005 by €80 million (2004: €111 million).
      Minority stockholders’ interest mainly comprises third parties’ shares in the equity of the consolidated subsidiaries Bayer CropScience Limited, India; Sumika Bayer Urethane Co. Ltd., Japan; Bayer Polymers Co., Ltd., China; Bayer CropScience Nufarm Ltd., United Kingdom; Bayer Diagnostics India Limited, India and H.C. Starck (Thailand) Company Limited, Thailand.

[28]     Provisions for pensions and other post-employment benefits
      The provisions for pensions and other post-employment benefits are as follows:

			Other Post-Employment
	Pensions		Benefits		Total

	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Germany	4,531	5,657	184	158	4,715	5,815
Other countries	1,003	832	501	527	1,504	1,359

Total	5,534	6,489	685	685	6,219	7,174

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
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
      The regular contributions constitute net periodic costs for the year in which they are due and as such are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses, and thus in the operating result. In 2005, these expenses totaled €341 million (2004: €284 million; 2003: €283 million).
      All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds. In 2005, expenses for defined benefit plans amounted to €183 million (2004: €420 million; 2003: €606 million).
      All income and expenses relating to funded defined benefit plans apart from interest cost and the expected return on plan assets are recognized in the Group operating result. Interest cost and the expected return on plan assets are reflected in the non-operating result.
      In December 2004, the IASB issued an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option that permits actuarial gains and losses arising in post-employment defined benefit plans, along with deductions for asset limitation due to the uncertainty of obtaining future benefits, to be recognized directly in stockholders’ equity. This option is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement. The Group Management Board has decided to follow the recommendation of the IASB and implement the above change for fiscal years beginning on or after January 1, 2005 in order to enhance the transparency of reporting. The prior-year figures have been restated accordingly.
      Previously, in Bayer Group statements, actuarial gains and losses outside of the “corridor” were recognized in the income statement as income or expense, respectively, over the average remaining working lives of existing employees. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income. Recognizing actuarial gains and losses directly in equity also affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet, compared with those computed by the previous “corridor” method.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The impact of these changes on the relevant balance sheet items as of December 31, 2004 was as follows:

			Carrying
	Carrying Amount	Impact of the	Amount After
	Before the Change	Change	the Change

	(€ million)
Assets
Benefit plan assets in excess of obligations	540	(468)	72
Deferred tax assets	936	283	1,219
Assets held for sale and discontinued operations	4,788	(31)	4,757
Stockholders’ equity and liabilities
Other reserves	7,452	(1,432)	6,020
Provisions for pensions and other post-employment benefits	4,581	1,638	6,219
Deferred tax liabilities	1,171	(527)	644
Liabilities directly related to assets held for sale and discontinued operations	2,282	105	2,387
      The reporting change improves the 2004 operating result from continuing operations by €48 million (2003: €16 million) and the non-operating result by €78 million (2003: €73 million). Application of IAS 19 (amended 2004) leads to a deferred tax expense of €50 million (2003: €35 million).
      In 2005 Bayer continued to drive forward the reorganization of its corporate pension systems around the world, particularly in Germany and the United States. The basic and supplementary pension plans for employees joining the company in Germany after January 1, 2005, have been restructured. All employees joining Bayer after this date are insured with the Rheinische Pensionskasse (RPK) which was established for this purpose. Employees who joined Bayer prior to January 1, 2005 remain insured with the Bayer Pensionskasse. The RPK operates on the same basic principle as life insurance, encouraging employees to take responsibility for safeguarding their overall retirement incomes. In the RPK, the employees and the company make equal contributions to finance the basic pension, which is based on a guaranteed interest rate of 2.75 percent per annum plus the distribution of any surplus.
      In July 2005, it was decided to modify several of Bayer’s largest pension plans in the United States, replacing these current defined-benefit plans with a purely defined-contribution plan. All pension entitlements under the modified defined benefit plans have been determined as of December 31, 2005 and frozen. Effective January 1, 2006, Bayer makes a basic retirement contribution equal to 5 percent of eligible compensation, plus additional contributions that depend on age and years of pensionable service as of December 31, 2005. The resulting reduction in pension obligations led to pre-tax income of €294 million in fiscal 2005.
      Early retirement and certain other benefits to retirees are also included here, since these obligations are similar in character to pension obligations. Like pension obligations, they are measured in line with international standards. In 2005, provisions for early retirement and other post-employment benefits amounted to €685 million (2004: €685 million).
      Provisions are also set up for the obligations of Group companies, particularly in the United States, to provide post-employment benefits in the form of health care cost payments to retirees. The valuation of health care costs as of December 31, 2005 is based on the assumption that they will increase at a rate of 10 percent, which should gradually reduce to 8 percent by 2007. As of December 31, 2004 it was assumed that costs would

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
increase at a rate of 10 percent, which would reduce to 8 percent by 2006. The table shows the impact of a one-percentage-point change in the assumed rate of cost increases, based on the parameters used for 2005:

	Increase of One	Decrease of One
	Percentage Point	Percentage Point

	(€ million)
Impact on pension expense	4	(4)
Impact on other post-employment benefit obligations	76	(76)
      Net expense of €5 million relating to “other post-employment benefits” was recorded in 2005, compared with income of €52 million in 2004. This is comprised of €47 million (2004: €60 million) in current service cost, €56 million (2004: €56 million) in interest cost, €27 million (2004: €24 million) in expected return on plan assets, and €71 million (2004: €144 million) in income from subsequent adjustments of benefit entitlements.
      Changes were made to the basic conditions for the plan covering health care costs in the United States in 2004. These changes essentially require employees participating in the plan to assume a greater share of the costs through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies. The resulting €197 million reduction in obligations for vested benefits as defined by IAS 19 resulted in pre-tax income of €139 million in 2004.
      The costs for the plans comprise the following:
     Germany

				Other Post-Employment
	Pensions Obligations			Benefit Obligations

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005	2003	2004	2005

	(€ million)			(€ million)
Current service cost	115	135	138	104	29	17
Past service cost	18	18	56	—	—	—
Interest cost	439	451	432	4	5	5
Expected return on plan assets	(252)	(262)	(237)	—	—	—
Plan curtailments	—	—	—	—	—	—
Plan settlements	—	—	—	—	—	—

	320	342	389	108	34	22

     Other countries

				Other Post-Employment
	Pensions Obligations			Benefit Obligations

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005	2003	2004	2005

	(€ million)			(€ million)
Current service cost	182	135	122	12	31	30
Past service cost	12	3	4	(5)	(139)	(61)
Interest cost	235	223	222	48	51	51
Expected return on plan assets	(202)	(222)	(237)	(20)	(24)	(27)
Plan curtailments	—	(58)	(317)	—	(5)	(10)
Plan settlements	59	(3)	—	—	—	—

	286	78	(206)	35	(86)	(17)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Total

				Other Post-Employment
	Pensions Obligations			Benefit Obligations

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005	2003	2004	2005

	(€ million)			(€ million)
Current service cost	297	270	260	116	60	47
Past service cost	30	21	60	(5)	(139)	(61)
Interest cost	674	674	654	52	56	56
Expected return on plan assets	(454)	(484)	(474)	(20)	(24)	(27)
Plan curtailments	—	(58)	(317)	—	(5)	(10)
Plan settlements	59	(3)	—	—	—	—

	606	420	183	143	(52)	5

      The provisions for defined benefit plans are calculated in accordance with IAS 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of an appropriate assessment of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major plans, comprehensive actuarial valuations are performed annually. All pension and other post-employment benefit obligations worldwide were measured as of December 31, 2005.
      Benefits expected to be payable after retirement are spread over each employee’s entire period of employment, allowing for future changes in remuneration.
      The Bayer Group has set up funded pension plans for its employees in many countries. Since the legal and tax requirements and economic conditions may vary considerably between countries, assets are managed according to country-specific principles. The Bayer Pensionskasse in Germany is by far the most significant of the pension funds.
      The legally independent fund “Bayer Pensionskasse VvaG” (Bayer Pensionskasse) is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of the Bayer-Pensionskasse, it is classified as a defined benefit plan for IFRS purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €56 million (2004: €62 million). Bayer AG has undertaken to provide profit-sharing capital in the form of an interest-bearing loan totaling €150 million for the Bayer Pensionskasse. The entire amount was drawn as of December 31, 2005.
      The investment policy of Bayer-Pensionskasse is geared to complying with regulatory provisions governing the risk structure of its obligations. In the light of capital market movements, Bayer Pensionskasse has therefore developed a target investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.
      In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring the payment of all future benefits.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      At year end, plan assets to cover pension obligations were allocated as follows:

	Plan Assets as of December 31

	Germany		Other Countries

	2004	2005	2004	2005

	In %	In %	In %	In %
Equity securities (directly held)	0.04	0.04	59.01	50.98
Debt securities	52.50	53.75	33.04	41.26
Special securities funds	22.38	25.65	0.39	—
Real estate and special real estate funds	12.65	12.13	0.22	1.58
Other	12.43	8.43	7.34	6.18

	100.00	100.00	100.00	100.00

      The target asset allocation structure for 2006 is as follows:

	Target Structure 2006

	Germany	Other Countries

	In %	In %
Equity securities (directly held)	—	48.57
Debt securities	40-60	40.54
Special securities funds	10-30	—
Real estate and special real estate funds	10-25	3.24
Other	5-15	7.65

		100.00

      Obligations in Germany to pay early retirement benefits are financed entirely by provisions.
      At year end, plan assets to cover other funded post-employment benefit obligations were allocated as follows:

	Plan Assets as of December 31

	Germany		Other Countries

	2004	2005	2004	2005

	In %	In %	In %	In %
Equity securities (directly held)	—	—	55.20	56.10
Debt securities	—	—	35.00	35.40
Special securities funds	—	—	—	—
Real estate and special real estate funds	—	—	—	—
Other	—	—	9.80	8.50

	—	—	100.00	100.00

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Target Structure 2006

	Germany	Other Countries

	In %	In %
Equity securities (directly held)	—	53.00
Debt securities	—	35.00
Special securities funds	—	—
Real estate and special real estate funds	—	—
Other	—	12.00

	—	100.00

      At the closing dates, plan assets included roughly the same weightings of Bayer shares as the major stock indexes.
      All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy but also on the following parameters, which vary from country to country according to economic conditions:
      The weighted parameters used in Germany as of December 31 of the respective year were as follows:

			Other Post-
			Employment
	Pensions		Benefit
	Obligations		Obligations

	2004	2005	2004	2005

Discount rate
• used to determine benefit expense	5.50%	5.00%	3.50%	3.25%
• used to determine benefit obligation	5.00%	4.25%	3.25%	3.25%
Projected future remuneration increases
• used to determine benefit expense	2.50%	2.50%	N/A	N/A
• used to determine benefit obligation	2.50%	2.50%	N/A	N/A
Projected future benefit increases
• used to determine benefit expense	1.25%	1.25%	N/A	N/A
• used to determine benefit obligation	1.25%	1.25%	N/A	N/A
Projected employee turnover (according to age and gender)	Empirical data		Empirical data
Expected return on plan assets
• used to determine benefit expense	6.00%	5.50%	N/A	N/A

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The weighted parameters used outside Germany as of December 31 of the respective year were as follows:

			Other Post-
			Employment
	Pensions		Benefit
	Obligations		Obligations

	2004	2005	2004	2005

Discount rate
• used to determine benefit expense	6.10%	5.75%	6.25%	6.00%
• used to determine benefit obligation	5.75%	5.50%	6.00%	6.00%
Projected future remuneration increases
• used to determine benefit expense	4.20%	4.10%	N/A	N/A
• used to determine benefit obligation	4.10%	4.00%	N/A	N/A
Projected future benefit increases
• used to determine benefit expense	2.90%	2.70%	N/A	N/A
• used to determine benefit obligation	2.70%	2.75%	N/A	N/A
Projected employee turnover (according to age and gender)	Empirical data		Empirical data
Expected return on plan assets
• used to determine benefit expense	7.70%	7.50%	8.25%	8.25%
      Overall, the weighted parameters were as follows:

			Other Post-
			Employment
	Pensions		Benefit
	Obligations		Obligations

	2004	2005	2004	2005

Discount rate
• used to determine benefit expense	5.90%	5.20%	5.70%	5.40%
• used to determine benefit obligation	5.20%	4.60%	5.40%	5.65%
Projected future remuneration increases
• used to determine benefit expense	3.00%	2.95%	N/A	N/A
• used to determine benefit obligation	2.95%	2.75%	N/A	N/A
Projected future benefit increases
• used to determine benefit expense	1.45%	1.40%	N/A	N/A
• used to determine benefit obligation	1.40%	1.45%	N/A	N/A
Projected employee turnover (according to age and gender)	Empirical data		Empirical data
Expected return on plan assets
• used to determine benefit expense	6.35%	6.35%	8.25%	8.25%
      The expected long-term return on plan assets is determined on the basis of published and internal capital market reports and forecasts for each asset class.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

	Germany

			Other Post-
			Employment
	Pension		Benefit
	Obligations		Obligations

	2004	2005	2004	2005

	(€ million)
Defined benefit obligation
At beginning of year	8,099	8,866	202	184
Current service cost	135	138	29	17
Interest cost	451	432	5	5
Employee contributions	32	26	—	—
Plan changes	18	56	—	—
Plan settlements	—	—	—	—
Net actuarial (gain) loss	563	1,160	—	—
Translation differences	—	—	—	—
Benefits paid	(432)	(436)	(52)	(48)
Mergers/ acquisitions	—	14	—	—
Divestitures	—	—	—	—
Plan curtailments	—	—	—	—

At year end	8,866	10,256	184	158

Fair value of plan assets
At beginning of year	4,240	4,373	—	—
Actual return on plan assets	211	330	—	—
Mergers/acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan settlements	—	—	—	—
Translation differences	—	—	—	—
Employer contributions	322	306	52	48
Employee contributions	32	26	—	—
Benefits paid	(432)	(436)	(52)	(48)

At year end	4,373	4,599	—	—

Funded status at year end	(4,493)	(5,657)	(184)	(158)

Unrecognized past service cost	—	—	—	—
Unrecognized transition obligation	—	—	—	—
Asset limitation due to uncertainty of obtaining future benefits	—	—	—	—

Net recognized liability	(4,493)	(5,657)	(184)	(158)

Amounts recognized in the balance sheet
Prepaid benefit assets	38	—	—	—
Provisions for pensions and other post-employment benefits	(4,531)	(5,657)	(184)	(158)

Net recognized liability	(4,493)	(5,657)	(184)	(158)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Other Countries

			Other Post-
			Employment
	Pension		Benefit
	Obligations		Obligations

	2004	2005	2004	2005

	(€ million)
Defined benefit obligation
At beginning of year	3,746	3,807	886	724
Current service cost	135	122	31	30
Interest cost	223	222	51	51
Employee contributions	4	5	—	—
Plan changes	(3)	4	(196)	—
Plan settlements	(3)	(52)	—	—
Net actuarial (gain) loss	142	262	55	—
Translation differences	(200)	403	(51)	130
Benefits paid	(182)	(198)	(46)	(47)
Mergers/ acquisitions	—	11	—	—
Divestitures	—	—	—	—
Plan curtailments	(55)	(317)	(6)	(10)

At year end	3,807	4,269	724	878

Fair value of plan assets
At beginning of year	2,675	2,841	263	286
Actual return on plan assets	322	321	35	22
Mergers/acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan settlements	(1)	(32)	—	—
Translation differences	(149)	372	(22)	45
Employer contributions	172	176	56	53
Employee contributions	4	5	—	—
Benefits paid	(182)	(198)	(46)	(47)

At year end	2,841	3,485	286	359

Funded status at year end	(966)	(784)	(438)	(519)

Unrecognized past service cost	(3)	(3)	(63)	(8)
Unrecognized transition obligation	—	—	—	—
Asset limitation due to uncertainty of obtaining future benefits	—	(8)	—	—

Net recognized liability	(969)	(795)	(501)	(527)

Amounts recognized in the balance sheet
Prepaid benefit assets	34	37	—	—
Provisions for pensions and other post-employment benefits	(1,003)	(832)	(501)	(527)

Net recognized liability	(969)	(795)	(501)	(527)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Total

			Other Post-
			Employment
	Pension		Benefit
	Obligations		Obligations

	2004	2005	2004	2005

	(€ million)
Defined benefit obligation
At beginning of year	11,845	12,673	1,088	908
Current service cost	270	260	60	47
Interest cost	674	654	56	56
Employee contributions	36	31	—	—
Plan changes	15	60	(196)	—
Plan settlements	(3)	(52)	—	—
Net actuarial (gain) loss	705	1,422	55	—
Translation differences	(200)	403	(51)	130
Benefits paid	(614)	(634)	(98)	(95)
Mergers/ acquisitions	—	25	—	—
Divestitures	—	—	—	—
Plan curtailments	(55)	(317)	(6)	(10)

At year end	12,673	14,525	908	1,036

Fair value of plan assets
At beginning of year	6,915	7,214	263	286
Actual return on plan assets	533	651	35	22
Mergers/ acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan settlements	(1)	(32)	—	—
Translation differences	(149)	372	(22)	45
Employer contributions	494	482	108	101
Employee contributions	36	31	—	—
Benefits paid	(614)	(634)	(98)	(95)

At year end	7,214	8,084	286	359

Funded status at year end	(5,459)	(6,441)	(622)	(677)

Unrecognized past service cost	(3)	(3)	(63)	(8)
Unrecognized transition obligation	—	—	—	—
Asset limitation due to uncertainty of obtaining future benefits	—	(8)	—	—

Net recognized liability	(5,462)	(6,452)	(685)	(685)

Amounts recognized in the balance sheet
Prepaid benefit assets	72	37	—	—
Provisions for pensions and other post-employment benefits	(5,534)	(6,489)	(685)	(685)

Net recognized liability	(5,462)	(6,452)	(685)	(685)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      As already mentioned, all defined benefit plans necessitate actuarial computations and valuations. The following table shows the impact of a change in any of these parameters, assuming the other parameters remain unchanged, on the defined benefit obligation at the end of fiscal 2005 and expense for 2006:
     Germany

			Other Post-Employment
	Pensions Obligations		Benefit Obligations

	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	Point Increase	Point Decrease	Point Increase	Point Decrease

	(€ million)
Change in discount rate
• Benefit obligation 2005	(730)	827	(1)	1
• Benefit expense 2006	7	(7)
Change in projected future remuneration increases
• Benefit obligation 2005	89	(81)
• Benefit expense 2006	10	(9)
Change in projected future benefit increases
• Benefit obligation 2005	549	(504)
• Benefit expense 2006	34	(31)
Change in expected return on plan assets
• Benefit expense 2006	(23)	23
     Other countries

			Other Post-Employment
	Pensions Obligations		Benefit Obligations

	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	Point Increase	Point Decrease	Point Increase	Point Decrease

	(€ million)
Change in discount rate
• Benefit obligation 2005	(292)	328	(58)	46
• Benefit expense 2006	5	(6)	3	(4)
Change in projected future remuneration increases
• Benefit obligation 2005	42	(39)
• Benefit expense 2006	5	(5)
Change in projected future benefit increases
• Benefit obligation 2005	71	(45)
• Benefit expense 2006	4	(3)
Change in expected return on plan assets
• Benefit expense 2006	(17)	17	(2)	2

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Total

			Other Post-Employment
	Pensions Obligations		Benefit Obligations

	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	Point Increase	Point Decrease	Point Increase	Point Decrease

	(€ million)
Change in discount rate
• Benefit obligation 2005	(1,022)	1,155	(59)	47
• Benefit expense 2006	12	(13)	3	(4)
Change in projected future remuneration increases
• Benefit obligation 2005	131	(120)
• Benefit expense 2006	15	(14)
Change in projected future benefit increases
• Benefit obligation 2005	620	(549)
• Benefit expense 2006	38	(34)
Change in expected return on plan assets
• Benefit expense 2006	(40)	40	(2)	2
      The following employer contributions were made in 2005 and 2004, and are expected to be made in 2006, in connection with defined benefit obligations:

				Other Post-Employment
	Pensions Obligations			Benefit Obligations

			2006			2006
	2004	2005	Projected	2004	2005	Projected

	(€ million)
Germany	322	306	320	52	48	45
Other countries	172	176	77	56	53	51

Total	494	482	397	108	101	96

      Pensions and other post-employment benefits payable in the future are estimated as follows:

	Germany		Other Countries		Total

		Other Post-		Other Post-		Other Post-
		Employment		Employment		Employment
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Obligations	Obligations	Obligations	Obligations	Obligations	Obligations

	(€ million)
2006	454	45	190	45	644	90
2007	466	39	198	47	664	86
2008	483	29	210	50	693	79
2009	501	22	227	53	728	75
2010	520	13	248	56	768	69
2011-2015	2,890	9	1,504	330	4,394	339
      €5,516 million (2004: €4,902 million) of the defined benefit obligation for pensions relates to unfunded benefit obligations while €9,009 million (2004: €7,771 million) relates to funded benefit obligations. €341 million

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
(2004: €322 million) of the defined benefit obligation for other post-employment benefits relates to unfunded obligations while €695 million (2004: €586 million) relates to funded obligations.
      Of the funded pension plans, total overfunding of individual plans amounts to €41 million (2004: €114 million) while underfunding amounts to €966 million (€671 million). Similarly, other funded post-employment benefit obligations in individual funds are underfunded by €336 million (2004: €300 million).
      The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation — after deducting the fair value of plan assets — and the net liability recognized in the balance sheet. According to IAS 19 (amended 2004), they arise mainly from unrecognized past service cost. Plan assets in excess of the obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19. In accordance with IAS 19 (amended 2004), the amounts reflected in the balance sheet will be recognized in the income statement over the expected average remaining service period of existing employees.
      The actuarial gains and losses from defined benefit plans recognized in a separate statement of recognized income and expense, and the deductions in connection with the asset limitation due to uncertainty of future benefits resulting from application of IAS 19 (amended 2004), are as follows:

	Pension Obligations —			Pensions Obligations —
	Germany			Other Countries

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005	2003	2004	2005

	(€ million)
Defined benefit obligation	8,099	8,866	10,256	3,746	3,807	4,269
Fair value of plan assets	4,240	4,373	4,599	2,675	2,841	3,485

Funded status	(3,859)	(4,493)	(5,657)	(1,071)	(966)	(784)

Accumulated actuarial gains/(losses) relating to benefit obligation	2003	2004	2005	2003	2004	2005

	(€ million)
At beginning of year	(670)	(1,119)	(1,682)	(98)	(304)	(421)
Actuarial gains/ (losses) during the year relating to benefit obligation due to changes in actuarial parameters	(610)	(575)	(1,122)	(249)	(161)	(265)
Actuarial gains/ (losses) during the year relating to benefit obligation due to changes in empirical data	161	12	(38)	13	19	3
Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—
Translation differences	—	—	—	30	25	(9)

At year end	(1,119)	(1,682)	(2,842)	(304)	(421)	(692)

Accumulated actuarial gains/(losses) relating to plan assets	2003	2004	2005	2003	2004	2005

	(€ million)
At beginning of year	(753)	(735)	(786)	(631)	(315)	(204)
Actuarial gains/ (losses) relating to plan assets during the year	18	(51)	93	230	100	84
Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—
Translation differences	—	—	—	86	11	(5)

At year end	(735)	(786)	(693)	(315)	(204)	(125)

Asset limitation due to uncertainty of obtaining future benefits	2003	2004	2005	2003	2004	2005

	(€ million)
At beginning of year	1,058	1,058	1,058	—	7	9
Changes due to asset limitation during the year	—	—	—	7	2	8
Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—

At year end	1,058	1,058	1,058	7	9	17

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Other Post-Employment						Other Post-Employment
	Benefit Obligations —			Pension Obligations —			Benefit Obligations —
	Other Countries			Total			Total

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)
Defined benefit obligation	886	724	878	11,845	12,673	14,525	1,088	908	1,036
Fair value of plan assets	263	286	359	6,915	7,214	8,084	263	286	359

Funded status	(623)	(438)	(519)	(4,930)	(5,459)	(6,441)	(825)	(622)	(677)

Accumulated actuarial gains/(losses)
relating to benefit obligation	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)
At beginning of year	(20)	(222)	(259)	(768)	(1,423)	(2,103)	(20)	(222)	(259)
Actuarial gains/(losses) during the year relating to benefit obligation due to changes in actuarial parameters	(190)	(38)	(31)	(859)	(736)	(1,387)	(190)	(38)	(31)
Actuarial gains/(losses) during the year relating to benefit obligation due to changes in empirical data	(42)	(17)	31	174	31	(35)	(42)	(17)	31
Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—	—	—	—
Translation differences	30	18	—	30	25	(9)	30	18	—

At year end	(222)	(259)	(259)	(1,423)	(2,103)	(3,534)	(222)	(259)	(259)

Accumulated actuarial gains/(losses)
relating to plan assets	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)
At beginning of year	(92)	(49)	(36)	(1,384)	(1,050)	(990)	(92)	(49)	(36)
Actuarial gains/(losses) relating to plan assets during the year	29	11	(5)	248	49	177	29	11	(5)
Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—	—	—	—
Translation differences	14	2	—	86	11	(5)	14	2	—

At year end	(49)	(36)	(41)	(1,050)	(990)	(818)	(49)	(36)	(41)

Asset limitation due to uncertainty of
obtaining future benefits	2003	2004	2005	2003	2004	2005	2003	2004	2005

	(€ million)
At beginning of year	—	—	—	1,058	1,065	1,067	—	—	—
Changes due to asset limitation during the year	—	—	—	7	2	8	—	—	—
Changes due to mergers, acquisitions and divestitures	—	—	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	—	—

At year end	—	—	—	1,065	1,067	1,075	—	—	—

      In Germany, no actuarial gains/ losses or deductions due to asset limitation have yet been realized in relation to other post-employment benefit obligations.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Provisions for pensions and other post-employment benefits changed as follows:

(€ million)

Balance at beginning of year	6,219
Currency effects	99
Changes in scope of consolidation	25
Allocations	1,849
Utilisation	(615)
Reversal	(403)

Balance at end of year	7,174

[29]     Other provisions
      These comprise:

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Provisions for taxes	997	648	803	431
Provisions for personnel commitments	1,261	692	1,485	837
Provisions for environmental remediation	249	41	279	81
Provisions for restructuring	163	152	92	83
Provisions for trade-related commitments	593	587	648	641
Miscellaneous provisions	648	587	1,042	936

	3,911	2,707	4,349	3,009

      The expected disbursements out of the provisions recognized in the 2004 and 2005 balance sheets are as follows:

Dec. 31, 2004

(€ million)
Expected disbursements
2005	2,707
2006	374
2007	63
2008	43
2009	30
2010 or later	694

3,911

Dec. 31, 2005

(€ million)
Expected disbursements
2006	3,009
2007	231
2008	125
2009	81
2010	229
2011 or later	674

4,349

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Changes in provisions were as follows:

		Changes
	Jan. 1,	in scope of	Currency				Dec. 31,
	2005	consolidation	effects	Allocation	Utilization	Reversal	2005

	(€ million)
Taxes	997	(7)	69	438	(355)	(339)	803
Personnel commitments	1,261	5	52	915	(681)	(67)	1,485
Environmental remediation	249	—	16	53	(30)	(9)	279
Restructuring	163	—	10	70	(124)	(27)	92
Trade-related commitments	593	—	57	969	(898)	(73)	648
Miscellaneous	648	11	60	829	(417)	(89)	1,042

Total	3,911	9	264	3,274	(2,505)	(604)	4,349

      The provisions are partly offset by claims for refunds in the amount of €116 million, which are recognized as receivables. These relate mainly to environmental measures and to claims out of the provisions for legal risks. The miscellaneous provisions contain provisions in the amount of €663 million (2004: €226 million) for significant legal risks. Further details of legal risks are given in Note [35].
      Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Also reflected here are the obligations under the stock-based compensation programs.
     [29.1]     Stock-based compensation
      Stock-based compensation in the Bayer Group is granted primarily under standard programs and also on an individual agreement basis.
      Individual agreements enable the company to link remuneration components to stock price or future stock price trends. Awards under such agreements may be contingent upon the attainment of agreed targets, or they may be based solely on length of service.
      Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2000 through 2004 was essentially a stock option program with variable stock-based awards. This program provides for cash payments. Middle managers were offered a stock incentive program, while other groups of employees were offered a stock participation program.
      A new stock-based compensation program for top and middle management, known as “Aspire”, was introduced in 2005. It comprises two variants, which are described below. For other managers and non-managerial employees, a different type of stock participation program was offered in 2005, under which Bayer subsidizes employee purchases of shares in the company.
      As with other remuneration systems involving cash settlement, awards to be made under the stock-based programs are covered by provisions in the amount of the fair value of the obligations existing as of the date of the financial statements vis-à-vis the respective employee group. Adjustments to provisions relating to all existing stock-based compensation programs are recognized in the income statement.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In the past, these programs were measured on the basis of intrinsic value. Starting in 2005, measurement is based on fair value, and prior periods have therefore been restated accordingly. The change affected provisions as follows:

	Stock	Stock	Stock
	Option	Incentive	Participation
	Program	Program	Program

	(€ million)
Intrinsic value as of December 31, 2004	2	1	1
One-time remeasurement effect	1	1	5

Fair value as of January 1, 2005	3	2	6

      The table below shows the change in provisions for the various programs:

	Stock	Stock	Stock
	Option	Incentive	Participation
	Program	Program	Program	Aspire I	Aspire II

	(€ million)
January 1, 2005	3	2	6	—	—
Allocations	10	1	6	11	23
Utilization	—	—	—	—	—
Reversal	—	—	(1)	—	—

December 31, 2005	13	3	11	11	23

      Total expenses for stock-based compensation programs in 2005 were €57 million (2004: €8 million), including €34 million for the new Aspire programs introduced in 2005 and €2 million in subsidies for the 2005 short-term stock participation program (2004: €4 million).
      In 2005 provisions of €4 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred under the standard programs.
      The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method and the following key parameters:

Dividend yield	2.27%
Risk-free interest rate	2.92%
Volatility of Bayer stock	38.00%
Volatility of the EURO STOXX 50SM	19.55%
Correlation between Bayer stock price and the EURO STOXX 50SM	0.56
      The expected exercise period is three to five years.

Long-term incentive program for members of the Board of Management and other senior executives (Aspire I)
      To participate in Aspire I, members of the Board of Management and other senior executives are required to purchase a certain number of Bayer shares determined on the basis of specific guidelines and to retain them for the full term of the program.
      A percentage of their annual base salary is defined as a target for variable payments (“Aspire target opportunity”). Depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50SM benchmark index, participants are granted an award of between 0 percent and 200 percent of their individual target opportunity.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Participants may ask for their Aspire award to be paid out in cash immediately at the end of the three-year performance period, or they may convert it into “performance units”. These can then be redeemed within a two-year exercise period for a cash payment that depends on the Bayer stock price on the exercise date.

Long-term incentive program for middle management (Aspire II)
      A variant of the Aspire program with the following modifications is offered to middle management:

•	No personal investment in Bayer shares is required.

•	The amount of the award in relation to the employee’s personal Aspire target opportunity is based entirely on the absolute performance of Bayer stock during the performance period.

•	The award varies between 0 percent and 150 percent of the Aspire target opportunity.
      This variant of the Aspire program is not linked to the EURO STOXX 50SM index.

Stock Participation Program (2005) for other managers and non-managerial employees
      Under this program, Bayer offered employees the opportunity to purchase shares at a discount as follows:

•	up to 30 Bayer shares at a discount of €6.75 per share and

•	additional Bayer shares at a 15 percent discount up to a maximum total value of €2,500.
      Managers not eligible to participate in the Aspire program could purchase discounted shares up to a maximum value of €4,000.
      The shares purchased under the 2005 Stock Participation Program must be held in a special deposit account and may not be sold prior to December 31, 2006. Employees acquired a total of 523,072 Bayer shares under the 2005 Stock Participation Program.
     Stock-based compensation programs 2000-2004
      The stock-based compensation programs offered to the different employee groups in 2000 through 2004 were all similar in their respective structures. Provisions for the obligations under these programs are recorded in the balance sheet and recognized in the income statement at fair value. Entitlement to awards under these programs is conditioned on retention of the Bayer stock designated under the program for a certain time period.
      The following table shows the programs applicable through December 31, 2004:

	Stock Option	Stock Incentive	Stock Participation
	Program	Program	Program

Year of issue	2000 - 2004	2000 - 2004	2000 - 2004
Original term in years	5	10	10
Retention period/distribution date in years from issue date	3	2/6/10	2/6/10
Reference price	0	0	0
Performance criteria	Yes	Yes	No
     Stock Option Program (2000-2004)
      A maximum personal investment in Bayer stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.
      The Stock Option Program also contains a three-year retention condition. The retention period is followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
rights and the award to which the holder is entitled depend on the absolute and relative performance of Bayer AG stock.
      For the tranches issued in 2000-2002, every participant received one option for every 20 shares placed in a special account (personal investment). Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50SM index.
      For the tranches issued in 2003 and 2004, participants received up to three options per share of their personal investments placed in the special account. For each option, a cash payment — equivalent to the market price of one Bayer share — and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.
      The stock options issued under the 2001 and 2002 tranches can currently be exercised. However, as of the date of the financial statements their intrinsic value was €nil.
     Stock Incentive Program (2000-2004)
      To participate in this program, each participant was required to deposit shares with a maximum aggregate value of 50 percent of his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer shares deposited at the launch of each tranche and the overall performance of Bayer stock. The Stock Incentive Program differs from the Stock Option Program in that participants may sell their shares during the term of the program, although any shares sold do not count for purposes of calculating the incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.
      Incentive payments under the program are only made if Bayer stock has outperformed the EURO STOXX 50SM index on the respective distribution dates. For every ten Bayer shares originally placed in their special account and retained until the distribution date, participants receive payments equal to the value of two shares after two years, four shares after six years and an additional four shares after ten years.
     Stock Participation Program (2000-2004)
      Under the Stock Participation Program, only half as many shares as under the Stock Incentive Program are awarded per ten shares deposited, but the award is not conditioned on any performance criteria.
     [29.2]     Environmental Protection
      The Group’s activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Compliance with environmental laws and regulations may require Bayer to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of the production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the Group in the future.
      As it is typical for companies involved in the chemical and related industries, soil and groundwater contamination has occurred in the past at some of the sites, and might occur or be discovered at other sites. Group companies are subject to claims brought by United States Federal or State regulatory agencies and other private entities and individuals regarding the remediation of sites that they own, formerly owned or operated, where materials were produced specifically for them by contract manufacturers or where waste from their operations was treated, stored or disposed of.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In particular, a potential liability exists under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as “Superfund,” the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including Bayer, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites, Bayer is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.
      Provisions for environmental remediation as of December 31, 2005 amounted to €279 million (2004: €249 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling €363 million (2004: €294 million), discounted at risk-free average rates of between 3.0 percent and 7.0 percent. These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 20 years.
      Further information on the inherent difficulties involved in accurately estimating environmental obligations is provided in Note [5].
     [29.3]     Restructuring charges
      Restructuring charges of €162 million were incurred in 2005 for closures of facilities and relocation of business activities, including €67 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €50 million in severance payments, a total €59 million in accelerated amortization/ depreciation and write-downs of intangible assets, property, plant and equipment, and €53 million in other expenses. Most of the charges taken for severance payments and other expenses in 2005 will lead to disbursements in 2006.
      Provisions for restructuring still contained €9 million from the previous year’s allocation for restructuring projects in the Pharmaceuticals Division, some of which relate to the strategic alliance with Schering-Plough. This amount is mainly for severance payments and for obligations under supply and service arrangements. Further, as a result of more recent assessments of the market position of certain marketing licenses in the United States, the useful life of the corresponding intangible assets has been reduced and inventories have been written down, leading to additional expenses of €18 million.
      In connection with the restructuring of the pharmaceuticals site in Wuppertal, Germany, a former Lipobay facility was written down by €5 million in 2005. Further costs of €5 million were incurred in addition. In 2004, expenses of €24 million were incurred for severance payments in connection with the restructuring of the research center in Wuppertal, Germany.
      The building use plan for the West Haven site in the United States was reviewed in the third quarter of 2005, and it was determined that Bayer has no further use for two of the buildings because of site consolidation. An impairment test was carried out on these buildings by comparing their residual carrying amounts to their fair value less costs to sell, resulting in a write-down of €12 million.
      At the end of the third quarter of 2005 it was decided to relocate the headquarters of the Diabetes Care Division in the United States from Elkhart to Tarrytown. This relocation, which is scheduled for completion by the end of 2006, affects about 160 employees. In this connection, a write-down of €12 million was taken for the buildings in Elkhart used by this division, as no other use can be found for them. Provisions of €7 million were recorded for severance payments to employees.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      As a result of the reorganization of the Diabetes Care and Molecular Testing Systems activities at the Berkeley and Walpole sites in the United States, additional expenses of €3 million were incurred for severance payments (2004: €7 million).
      Following the decision taken in the second quarter of 2005 to further reorganize the Bayer CropScience business in France, provisions of €23 million were established for restructuring charges, consisting largely of personnel expenses for social plans. The reorganization affects virtually all functions at the relevant companies and includes the relocation of accounting activities. The restructuring provisions as of December 31, 2005 totaled €33 million.
      As part of the site consolidation at Bayer CropScience in the United States, the Environmental Science and Seed Treatment activities at the Montvale and Birmingham sites are being transferred to Research Triangle Park, North Carolina, where the U.S. subsidiary of Bayer CropScience is headquartered. A provision of €12 million was recorded for this relocation. Of this amount, €7 million is for personnel expenses and most of the remainder for infrastructure measures.
      An additional €4 million provision was recorded for personnel and infrastructure measures and the transfer of administrative functions as result of closing a CropScience site in Hauxton, United Kingdom, and the relocation of manufacturing operations to other sites. Expenses of €13 million were recognized in this connection in 2004.
      Following the decision to shut down the U.S. production site for TDI in New Martinsville, West Virginia, a €9 million write-down was recognized on assets that can no longer be utilized. The continuing reorganization of the MaterialScience business, which began in 2002, led to additional expense of €4 million for severance payments. The other expenses include €33 million relating to a contractual purchase obligation. Current overcapacity has made it unlikely that the agreement concerned will be utilized.
      Further ongoing restructuring programs to improve the profitability of the subgroups and integrate acquisitions gave rise to total expenses of €15 million, comprising €3 million in severance payments, €1 million in write-downs and €11 million in other charges.
      Changes in provisions for restructuring were as follows:

	Severance
	Payments	Other Costs	Total

	(€ million)
Balance at January 1, 2004	130	87	217
Additions	73	17	90
Utilization	(97)	(41)	(138)
Exchange differences	(3)	(3)	(6)

Balance at December 31, 2004	103	60	163

Additions	50	20	70
Utilization	(121)	(30)	(151)
Exchange differences	9	1	10

Balance at December 31, 2005	41	51	92

      The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[30]     Financial liabilities
      Financial liabilities comprise the following:

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Debentures	6,885	376	6,953	336
Liabilities to banks	480	363	703	602
Liabilities under lease agreements	419	55	468	61
Liabilities from the issuance of promissory notes	112	112	1	1
Commercial paper	861	861	174	174
Liabilities from derivative financial instruments	69	49	168	111
Other financial liabilities	365	350	485	482

	9,191	2,166	8,952	1,767

      The maturities of financial liabilities were as follows:

Dec. 31, 2004

(€ million)
Maturing in
2005	2,166
2006	365
2007	3,067
2008	47
2009	683
2010 or later	2,863

9,191

Dec. 31, 2005

(€ million)
Maturing in
2006	1,767
2007	2,152
2008	262
2009	486
2010	36
2011 or later	4,249

8,952

      Financial liabilities included €29 million (2004: €27 million) to non-consolidated subsidiaries. As in the previous year, there were no financial liabilities to associates or other affiliated companies.
      U.S. dollar-denominated financial liabilities amounted to €1.3 billion (2004: €2.0 billion) and account for 15.0 percent (2004: 21.8 percent) of total financial liabilities. No assets of the Group are pledged against financial liabilities.
      Short-term borrowings (excluding the short-term portion of debentures) amounted to €1.4 billion (2004: €1.8 billion) with a weighted average interest rate of 7.7 percent (2004: 7.9 percent). The Bayer Group’s financial liabilities are primarily unsecured and of equal priority.
      Further information on the accounting for liabilities from derivative financial instruments is given in Note [33].

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Debentures include the following:

Effective	Stated			Dec. 31,	Dec. 31,
Rate	Rate		Nominal Volume	2004	2005

				(€ million)
Bayer AG
5.515%	5.375%	Eurobonds 2002/2007	EUR 2,137 million	3,018	2,098
6.075%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,129	2,104
5.155%	5.000%	Hybrid bonds 2005/2105 (2015)	EUR 1,300 million	—	1,268
3.500%	3.500%	Bonds Private Placement 2003/2005	EUR 15 million	15	—
variable	variable	Bonds Private Placement 2003/2006	EUR 250 million	250	250
2.470%	2.470%	Bonds Private Placement 2004/2005	EUR 25 million	25	—
variable	variable	Bonds Private Placement 2004/2006	EUR 50 million	50	50
3.502%	3.490%	Bonds Private Placement 2004/2008	EUR 20 million	20	20
0.160%	0.160%	Bonds Private Placement 2005/2006	JPY 5 billion	—	36
Bayer Capital Corporation
variable	variable	Bonds Private Placement 2002/2005	EUR 65 million	65	—
Bayer Corporation
7.180%	7.125%	Notes 1995/2015	USD 200 million	145	164
6.670%	6.650%	Notes 1998/2028	USD 350 million	257	294
6.210%	6.200%	Bonds 1998/2028 (2008)	USD 250 million	184	213
4.043%	3.750%	Bonds Private Placement 2004/2009	EUR 460 million	456	456
Bayer Ltd., Japan
3.750%	3.750%	Bonds 2000/2005	CHF 400 million	271	—

				6,885	6,953

      In April 2002 Bayer AG launched two Eurobond issues under its €8 billion European Medium Term Note (EMTN) program. One of these issues, with an original nominal volume of €3 billion, carries a 5.375 percent coupon and has a term of five years, maturing in 2007. Interest is payable annually in arrears. The issue price was 99.402 percent. In July 2005 Bayer AG made a public tender offer to the holders of these bonds to repurchase a maximum principal amount of €1 billion. Bonds with a face value of €863 million were tendered and repurchased at a price of 104.957 percent plus accumulated interest. The volume of the remaining 5.375 percent bonds outstanding is €2,137 million. The other Eurobond issue has a nominal volume of €2 billion and a term of 10 years, so it matures in 2012. The bonds carry a 6 percent coupon. Again, all interest is payable annually in arrears. The issue price was 99.45 percent.
      In July 2005 Bayer AG issued a 100-year subordinated hybrid bond with an issue volume of €1.3 billion. This issue matures in 2105 and has a fixed coupon of 5 percent in the first ten years. Thereafter, interest is calculated quarterly at a floating rate (3-month EURIBOR plus 280 basis points). After the first ten years, Bayer AG has a quarterly option to redeem the bonds at face value. The issue price was 98.812 percent and interest is paid in arrears. The proceeds of this 100-year subordinated bond issue were mainly used to finance the repurchase of part of the 5.375 percent bond issued by Bayer AG and due in 2007. The nature of this hybrid bond means that rating agencies generally attribute it predominantly to stockholders’ equity when calculating debt ratios and therefore subtract it from liabilities.
      Bayer AG also issued bonds under its EMTN program in the form of private placements. A nominal issue of €250 million was made in four tranches in 2003 maturing in 2006 with variable interest rates. Interest is payable quarterly; the issue prices were 99.80 percent, 100.5412 percent, 100.67 percent and 102.1547 percent. A €15 million bond issued in 2003 and maturing in 2005 carries a fixed coupon of 3.5 percent payable annually; the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
issue price was 100 percent. A €50 million bond issued in 2004 and maturing in 2006 carries a floating rate. Interest is payable quarterly and the issue price was 99.94 percent. A €25 million bond issued in 2004 and maturing in 2005 has a fixed coupon of 2.47 percent payable annually; issue price 100 percent. Further, a €20 million issue made in 2004 and maturing in 2008 has a fixed coupon of 3.49 percent payable annually; the issue price was 99.947 percent. Finally, a JPY 5 billion issue was made in 2005 maturing in 2006, with a fixed coupon of 0.16 percent, payable upon maturity.
      In October 1995, Bayer Corporation issued U.S.$200 million of 7.125 percent Notes to qualified institutional buyers. The Notes have a term of 20 years and mature in 2015. Interest is paid semi-annually in April and October.
      In February 1998, Bayer Corporation issued U.S.$350 million of 6.65 percent Notes to qualified institutional buyers. The Notes have a term of 30 years and mature in February 2028. Interest is paid semi-annually in August and February. The Notes will be redeemable, in whole or in part, at the option of Bayer Corporation at any time, upon not less than 30 but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100 percent of the principal amount or (2) as determined by an independent investment banker.
      In February 1998, Bayer Corporation issued U.S.$250 million of 6.20 percent Notes to qualified institutional buyers. The Bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, after 10 years. At that time the lead manager can reset the interest rate and remarket the Bonds for a further period of 20 years such that they would mature in 2028. If the lead manager does not exercise its call option and the investors exercise their put option, the Bonds will be redeemed in 2008. Interest is paid semi-annually in August and February. The redemption provision on the 1998 6.65 percent Notes also applies for these Bonds.
      In January 2004 Bayer Corporation repurchased entirely U.S.$500 million of Money Market Puttable Reset Securities issued in 2001 and all related options. This repurchase transaction was funded by the issue of a bond with a nominal value of €460 million and a coupon of 3.75 percent. The bond was swapped into USD.
      In April 2000, Bayer Ltd., Japan, issued CHF 400 million of 3.75 percent bonds in Switzerland. The bonds had a term of five years and matured in April 2005. The bonds were swapped into Yen at a variable interest rate.
      At December 31, 2005, the Group had approximately €5.4 billion (2004: €5.3 billion) of total lines of credit, of which €0.7 billion (2004: €0.5 billion) was used and €4.7 billion (2004: €4.8 billion) was unused and thus available for borrowing on an unsecured basis.
      Liabilities under finance leases are recognized as financial liabilities if the leased assets are capitalized under property, plant and equipment. They are stated at the present values of the minimum future lease payments. Lease payments totaling €596 million (2004: €548 million), including €128 million (2004: €129 million) in interest, are to be made to the respective lessors in future years.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The liabilities associated with finance leases mature as follows:

Dec. 31, 2004

(€ million)
Lease payments
Maturing in
2005	76
2006	71
2007	38
2008	31
2009	21
2010 or later	311

548

(€ million)

Interest component
Maturing in
2005	21
2006	17
2007	15
2008	14
2009	9
2010 or later	53

129

(€ million)

Liabilities under finance leases
Maturing in
2005	55
2006	54
2007	23
2008	17
2009	12
2010 or later	258

419

Dec. 31, 2005

(€ million)
Lease payments
Maturing in
2006	82
2007	68
2008	36
2009	38
2010	45
2011 or later	327

596

(€ million)

Interest component
Maturing in
2006	21
2007	19
2008	17
2009	16
2010	16
2011 or later	39

128

(€ million)

Liabilities under finance leases
Maturing in
2006	61
2007	49
2008	19
2009	22
2010	29
2011 or later	288

468

      Lease payments under operating leases in 2005 amounted to €122 million (2004: €119 million).
[31]     Trade accounts payable
      Trade accounts are payable mainly to third parties. An amount of €1,973 million (2004: €1,758 million) is due within one year. Of the total, €3 million (2004: €9 million) is payable to non-consolidated subsidiaries, €26 million (2004: €38 million) to associates, €nil (2004: €nil) to other affiliated companies and €1,945 million (2004: €1,712 million) to other suppliers.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[32]     Miscellaneous liabilities
      Miscellaneous liabilities are comprised as follows:

	Dec. 31, 2004		Dec. 31, 2005

		of which		of which
	Total	current	Total	current

	(€ million)
Accrued interest on liabilities	292	292	424	424
Payroll liabilities	298	223	232	162
Liabilities for social expenses	136	125	115	114
License liabilities	42	42	33	33
Advance payments received	26	25	30	30
Liabilities from the acceptance of drafts	5	5	3	2
Liabilities from commodity futures contracts	31	7	209	6
Deferred income	603	530	511	362
Long-term capital contributions of minority stockholders	—	—	39	—
Other miscellaneous liabilities	688	669	936	883

	2,121	1,918	2,532	2,016

      The total amount includes €424 million (2004: €292 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.
      Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.
      Deferred income as of December 31, 2005 includes €59 million (2004: €65 million) in grants and subsidies received from government. The amount reversed and recognized in income was €12 million (2004: €17 million).
      Under IAS 32, financial instruments are only classified as equity if there is no conditional or unconditional contractual obligation to deliver cash or other financial assets to the issuer. A shareholder’s right to put its shares back to the issuer at any time for a consideration must be recognized as a liability of the issuer even if the legal form of the shares gives the holder the right to a residual interest in the issuer’s assets. Where this is the case, minority shareholdings in consolidated subsidiaries are therefore recognized as liabilities in the Group statements. Long-term capital contributions of minority stockholders primarily comprise LANXESS’s 40 percent share — amounting to €39 million — of the capital of Bayer Industry Services GmbH & Co. OHG.
      Further information on the accounting for receivables from derivative financial instruments is given in Note [33].
      The miscellaneous liabilities include €10 million (2004: €13 million) to non-consolidated subsidiaries. As in the previous year, there were no liabilities to associates or other affiliated companies.
      Liabilities of €313 million (2004: €388 million) were secured, including €7 million (2004: €7 million) by mortgages.
      The other miscellaneous liabilities comprise mainly guarantees, commissions to customers, and expense reimbursements.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[33]     Financial Instruments
     [33.1]     Management of financial and commodity price risks
      As a global company, Bayer is exposed in the normal course of business to currency, interest rate, credit and procurement market risks that could affect its financial position, results of operations and cash flows.
      It is company policy to use derivative financial instruments to minimize or eliminate the risks associated with operating activities and the resulting financing requirements. Derivative financial instruments are used almost exclusively to hedge realized or forecasted transactions. The use of derivative financial instruments is subject to strict internal controls based on centrally defined mechanisms and uniform guidelines. The derivatives used are mainly over-the-counter instruments, particularly forward exchange contracts, option contracts, interest rate swaps, cross-currency interest-rate swaps, commodity swaps and commodity option contracts concluded with banks of first-class credit standing.
      The various risk classes and risk management systems are outlined below:
     Currency risk
      Exposure to currency risk arises mainly when receivables, payables, financial liabilities, liquid funds or forecasted transactions are denominated in a currency other than the company’s local currency or will be denominated in such a currency in the planned course of business. The principal currency risks to which the Bayer Group is exposed involve the U.S. dollar and the euro.
      Currency risk is monitored and analyzed systematically and is managed centrally by the central finance department. The scope of hedging is evaluated regularly and defined in a Directive. Recorded foreign currency operating items and financial items are normally fully hedged.
      The anticipated foreign currency exposure from forecasted transactions in the next twelve months is hedged on a basis agreed between the Group Management Board, the central finance department and the operating units. A significant proportion of contractual and foreseeable currency risks are hedged through forward exchange contracts, currency options and currency swaps.
     Interest rate risk
      An interest rate risk — the possibility that the value of a financial instrument (fair value risk) or future cash flows from a financial instrument (cash flow risk) will change due to movement in market interest rates — applies mainly to assets and liabilities with maturities of more than one year. Such long maturities are only of material significance in the case of financial assets and liabilities.
      Interest rate risk is analyzed centrally in the Bayer Group and managed by the central finance department using a mix of fixed and variable interest rates defined by the management and subject to regular review. Derivatives — mainly interest rate swaps, cross-currency interest-rate swaps and interest options — are employed to preserve the target structure of the portfolio.
     Credit risk
      In the Bayer Group credit risk arises from the possibility of asset impairment occurring because counterparties cannot meet their obligations in transactions involving financial instruments. Since the Bayer Group does not conclude master netting arrangements with its customers, the total amounts recognized in assets represent the maximum exposure to credit risk.
      To minimize the credit risk, predefined exposure limits are observed and transactions are only conducted with counterparties of first-class credit standing.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Raw Materials, Commodity and Energy Price Risks
      The Bayer Group operates in markets in which the prices of raw material commodities and products often fluctuate. Such fluctuations can affect business operations. The procurement departments of the subgroups are responsible for managing these price risks on the basis of internal directives and centrally determined limits, which are subject to constant review. Commodity swaps and commodity options, in particular, are employed to hedge changes in the prices of crude oil, naphtha and benzene feedstocks and of natural gas. These instruments are also used in the case of long-term, fixed-price supply contracts.
     [33.2]     Primary financial instruments
      Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39 (Financial Instruments: Recognition and Measurement), asset instruments are classified as “financial assets held for trading,” “held-to-maturity investments,” “loans and receivables” or “available-for-sale financial assets.” Held-to-maturity investments and loans and receivables are recognized at amortized cost, while assets held for trading or available for sale are stated at fair value. Changes in the fair value of available-for-sale securities are recognized in stockholders’ equity, except in the case of impairment losses, which are recognized in income.
      Primary financial instruments constituting liabilities are carried at amortized cost unless they are designated for hedge accounting together with a derivative.
      The amount of financial liabilities recognized in the balance sheet is €37 million (2004: €566 million) below their fair value, which is determined mainly by discounting future cash flows. The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The remaining receivables and liabilities and the liquid assets have such short terms that there is no significant discrepancy between their fair values and carrying amounts.

[33.3]	Economic hedges and hedge accounting with derivative financial instruments
      The Bayer Group uses derivative financial instruments to mitigate the risk of changes in exchange rates, interest rates and commodity prices. Many transactions constitute economic hedges but do not qualify for hedge accounting under IAS 39. Changes in the fair value of these derivative financial instruments are recognized directly in the income statement: fair value changes on forward exchange contracts and currency options are reflected in exchange gains and losses, those on interest-rate swaps and interest-rate options in interest income and expense, and those on commodity futures and commodity options in other operating income and expenses. The fair values of derivatives are determined from quoted market prices or using recognized mathematical valuation methods.
      Changes in the fair values of derivative financial instruments designated as fair value hedges are recognized along with the underlying transaction.
      Changes in the fair value of the effective portion of derivatives designated as cash flow hedges are initially recognized not in the income statement, but in stockholders’ equity as other comprehensive income. They are released to the income statement when the underlying transaction is realized. The effects of hedging forecasted transactions denominated in foreign currencies and the effects of commodity hedges are recognized in other operating income and expense at the date of realization. If a derivative is sold or ceases to qualify for hedge accounting, the amount reflected in other comprehensive income continues to be recognized in this item until the forecasted transaction is realized. If the forecasted transaction is no longer probable, the amount previously recognized in other comprehensive income is released to the income statement.
      The income and expense from the derivatives and the underlying transactions reflected in the non-operating result are shown separately. Income and expense are not offset.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The fair value of hedged transactions at year end was as follows:

	Dec. 31, 2004			Dec. 31, 2005

		Fair Value			Fair Value

	Notional	Positive	Negative	Notional	Positive	Negative
	Amount	Fair Value	Fair Value	Amount	Fair Value	Fair Value

	(€ million)			(€ million)
Currency hedging of realized transactions	5,854	505	(45)	4,759	18	(105)

Forward exchange contracts	4,420	108	(45)	3,600	15	(34)
of which FV hedges	75	—	(3)	—	—	—
of which CF hedges	—	—	—	—	—	—
Currency options	20	1	—	44	1	(1)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—
Cross-currency interest-rate swaps	1,414	396	—	1,115	2	(70)
of which FV hedges	182	92	—	—	—	—
of which CF hedges	459	45	—	460	—	(10)

Currency hedging of forecasted transactions	479	31	(1)	942	10	(40)

Forward exchange contracts	376	22	(1)	817	5	(33)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	371	22	(1)	809	5	(33)
Currency options	103	9	—	125	5	(7)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	103	9	—	93	3	(7)

Interest rate hedging of realized transactions	5,791	198	(49)	11,327	174	(66)

Interest rate swaps	5,791	198	(49)	10,327	172	(65)
of which FV hedges	4,104	176	(1)	5,533	30	(31)
of which CF hedges	575	—	(29)	—	—	—
Interest rate options	—	—	—	1,000	2	(1)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—

Commodity price hedging	802	59	(31)	465	280	(209)

Forward commodity contracts	802	59	(31)	416	210	(125)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	10	2	—	168	71	(1)
Commodity option contracts	—	—	—	49	70	(84)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—

Total	12,926	793	(126)	17,493	482	(420)

of which short-term derivative financial instruments	6,468	547	(54)	5,443	116	(161)
for currency hedging	5,864	488	(46)	4,872	29	(155)
for interest rate hedging	109	26	(1)	350	—	—
for commodity hedging	495	33	(7)	221	87	(6)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Fair value hedges
      Fair value hedges are used to eliminate the risk of changes in fair value, especially on fixed-interest borrowings, by obtaining a variable interest rate. Essentially these fair value hedges comprise the €2 billion bond issued in 2002 and the €1.3 billion bond issued in 2005, along with the bond issued in 2002, which was partially repurchased in 2005 and has a remaining principal amount of €2.1 billion.
      The ineffective portion of fair value hedges amounts to €nil (2004: €6 million).
      As in the previous year, there are no effects resulting from premature termination of fair value hedges entered into on the basis of firm commitments.
     Cash flow hedges
      Fluctuations in future cash flows from forecasted foreign currency transactions are avoided by means of cash flow hedges. Cash flow hedges are also used to partially limit the risk of fluctuations in future cash flows resulting from price fluctuations on procurement markets. They relate to forecasted foreign currency transactions or procurement transactions with total notional volumes of €942 million and €465 million (2004: €479 million and €802 million), respectively.
      As of December 31, 2005, cash flow hedges totaling €7 million (2004: €27 million) were recognized in other comprehensive income, while €3 million (2004: €1 million) were removed from other comprehensive income and released to the income statement. The ineffective portion of hedges totaling €10 million (2004: €nil) are recognized in income.
      An amount of €56 million will probably be reclassified from other comprehensive income to the income statement within the next twelve months. All forecasted transactions are considered highly probable.
[34]     Commitments and contingencies
      Contingent liabilities as of December 31, 2005 amounted to €177 million. They result entirely from liabilities assumed on behalf of third parties and comprise:

	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Issuance and endorsement of bills	7	12
Guarantees	70	93
Other commitments	117	72

	194	177

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
      Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
the jurisdiction in which each suit is brought and differences in applicable law. Such proceedings therefore cannot be included in contingent liabilities. Further details of legal risks are given in Note [35].
      Under the German Transformation Act, Bayer AG and LANXESS AG are jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. To the extent that certain obligations were not assigned to Bayer AG under the Spin-off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, Bayer AG ceases to be liable for such obligations after a five-year period. The Master Agreement, entered into between the same parties contemporaneously with the Spin-off and Acquisition Agreement, includes corresponding indemnification obligations of Bayer AG and LANXESS AG. It also contains provisions dealing with the apportionment of liabilities arising from product liability claims, environmental claims and antitrust violations as between the contracting parties.
      In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments. Further financial commitments also exist, mainly under long-term lease and rental agreements.
      Minimum non-discounted future payments relating to operating leases total €452 million (2004: €441 million). The respective payment obligations mature as follows:

Dec. 31, 2004

Maturing in	(€ million)
2005	96
2006	80
2007	69
2008	59
2009	51
2010 or later	86

441

Dec. 31, 2005

Maturing in	(€ million)
2006	106
2007	90
2008	71
2009	62
2010	49
2011 or later	74

452

      Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €294 million (2004: €142 million).
      Of the respective payments, €292 million — almost the entire amount — is due in 2006.
      In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €562 million (2004: €847 million). At December 31, 2005, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

Dec. 31, 2004

Maturing in	(€ million)
2005	193
2006	153
2007	165
2008	76
2009	93
2010 or later	167

847

Dec. 31, 2005

Maturing in	(€ million)
2006	109
2007	111
2008	82
2009	93
2010	85
2011 or later	82

562

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[35]     Legal risks
      As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments and settlements could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings.
      Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
      Lipobay/ Baycol: As of January 13, 2006, the number of Lipobay/ Baycol cases pending against Bayer worldwide was approximately 6,000 (approximately 5,900 of them in the United States, including several class actions). As of January 13, 2006, Bayer had settled 3,082 Lipobay/ Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately U.S.$1.147 billion. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/ Baycol on a voluntary basis and without concession of liability. In the United States five cases have been tried to date all of which were decided in Bayer’s favour.
      After more than four years of litigation we are currently aware of fewer than 50 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/ Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
      In the fiscal years 2003 and 2004, Bayer recorded a €347 million charge to the operating result — exceeding the insurance coverage. A further €43 million charge to the operating result was recorded in 2005, in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
      A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and Bayer Corporation and two current or certain former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/ Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. In September 2005 the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer believes it has meritorious defenses and will defend itself vigorously.
      PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Plaintiffs are alleging injuries related to the claimed ingestion of PPA.
      As of January 13, 2006, 286 lawsuits were pending in U.S. federal and state courts against Bayer, of which 136 name Bayer as the only manufacturing defendant. An additional 295 cases are on appeal in federal court after the plaintiffs’ claims have been dismissed for failure to comply with procedural requirements. No lawsuits have been filed outside the United States.
      Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of U.S.$400,000. This case was settled in July 2005 while on appeal.
      As of January 13, 2006, Bayer had settled 247 cases resulting in payments of approximately U.S.$42 million, without acknowledging any liability. In the fiscal year 2005, Bayer recorded expenses in the amount of €62 million for settlements already concluded or expected to be concluded and expected defense costs.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Bayer will defend itself vigorously in all Lipobay/ Baycol and PPA cases in which in our view no potential for settlement exists or where an appropriate settlement cannot be achieved. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential liability.
      Since the existing insurance coverage is exhausted (Insurance coverage for PPA exists for up to 5 percent of future costs), it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
      Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under U.S. law. After the settlement with Barr the patent was the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts. It has since expired.
      All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend them vigorously.
Rubber, polyester polyols, urethane:
     Proceedings involving the former rubber-related lines of business
      Investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving certain products in the rubber field are pending. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to U.S.$66 million for antitrust violations relating to rubber chemicals and U.S.$4.7 million for those relating to acrylonitrile-butadiene rubber (NBR). In December 2005, the EU Commission imposed a fine of €58.9 million for antitrust violations in the area of rubber chemicals. Further investigations by the named authorities are ongoing.
      Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, EPDM, NBR and CR. Bayer has reached agreements or agreements in principle to settle a number of these court actions, some of which remain subject to court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
     Proceedings involving polyester polyols, urethanes and urethane chemicals
      Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of U.S.$33 million for antitrust violations in the United States relating to adipic-based polyester polyols. A similar investigation is pending in Canada.
      A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyol, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Proceedings involving polyether polyols and other precursors for urethane end-use products
      Bayer has been named as a defendant in multiple putative class action lawsuits involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. Bayer has reached an agreement to settle all of the class action cases, subject to court approval, relating to polyether polyols, MDI and TDI (and related systems) direct purchaser claims. The foregoing settlement does not resolve all of the pending civil litigation with respect to the aforementioned products, nor does it preclude the bringing of additional claims. Bayer was served with a subpoena from the U.S. Department of Justice seeking information relating to the manufacture and sale of these products.
     Impact of antitrust proceedings on Bayer
      In consideration of the portion allocated to LANXESS, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. Bayer created a provision of €80 million as of December 31, 2005 in respect of the rubber-related EU proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any expected additional fines.
      These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil proceedings was based on the expected payments under the settlement agreements described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups on the settlement agreements.
      Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
      The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.
      Patent and contractual disputes: Further risks arise from patent disputes in the United States. Bayer is alleged to have infringed third-party patents relating to the blood coagulation factor Kogenate®. In another dispute, Bayer has filed suit against several companies alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.
      In August 2005, Abbott filed suit against, among others, Bayer for alleged patent infringement in connection with blood glucose monitors. The Japanese manufacturer of the product Ascensia® Contour® system is contractually obligated to indemnify Bayer against the potential liability.
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
      Bayer and Lyondell Group have asserted claims against each other in a binding arbitration proceeding arising from a joint venture agreement in the manufacture of propylene oxide generally relating to differences in contractual interpretation.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.
      Product liability and other litigation: Legal risks also arise from product liability lawsuits other than those concerning Lipobay/ Baycol and PPA. Numerous actions are pending against Bayer seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV or HCV (hepatitis C virus) through blood plasma products. Further actions have been filed by U.S. residents who claim to have become infected with HCV. Bayer is also a defendant in cases in which plaintiffs are asserting claims alleging damage to health from the substance thimoseral, used especially in immunoglobulin therapies.
      Bayer, together with other manufacturers, wholesalers and users is a defendant in Alabama, USA in cases, including one U.S. wide putative class action, seeking damages, for personal injuries alleging health damages through exposure to diphenylmethane diisocyanate (“MDI”) used in coal mines.
      Bayer, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
      A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to completely indemnify Bayer.
      Bayer, among others, is named as a defendant in a putative nationwide class action pending in federal court in North Carolina in the United States which alleges violations of antitrust laws in the marketing of a certain pest control product (Premise®).
      Bayer believes it has meritorious defenses in these product liability and other proceedings and will defend itself vigorously.
[36]     Net cash provided by operating activities
      The cash flow statement starts from the operating result. The gross cash flow for 2005 of €3.5 billion (2004: €2.9 billion; 2003: €2.7 billion) is the cash surplus from operating activities before any changes in working capital. The cash flows by segment and region are shown in the table on page F-7. The net operating cash flow of €3.5 billion (2004: €2.3 billion; 2003: €3.3 billion) from continuing operations takes account of changes in working capital and other non-cash items. The €40 million net cash outflow from discontinued operations (2004: €0.2 billion inflow; 2003: €nil inflow) comprises cash inflows and outflows of the divested plasma business and LANXESS. The total net operating cash flow amounted to €3.5 billion (2004: €2.5 billion; 2003: €3.3 billion).
[37]     Net cash used in investing activities
      Additions to property, plant and equipment and intangible assets in 2005 resulted in a cash outflow of €1.4 billion (2004: €1.3 billion; 2003: €1.7 billion). €2.2 billion (2004: €0.4 billion; 2003: €0.1 billion) was spent on acquisitions, including about €1.9 billion for the Consumer Healthcare business. Other disbursements related mainly to the purchase of marketing rights under a license agreement in the Bayer CropScience subgroup and a co-marketing and distribution agreement in the Bayer HealthCare subgroup. Cash inflows related to investments totaled €1.2 billion (2004: €0.1 billion; 2003: €0.3 billion) and mainly comprised the scheduled repayment of loans following the spin-off of LANXESS, the expiration of derivatives contracts used to hedge currency risks, and the sale of the LANXESS convertible bond with a nominal value of €200 million. Sales of property, plant and equipment led to a cash inflow of €0.4 billion (2004: €0.2 billion; 2003: €1.6 billion), while the inflow from interest and dividend receipts, including marketable securities, totaled €0.3 billion (2004: €0.5 billion;

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
2003: €0.3 billion). Further information on acquisitions and divestments can be found on page F-34. The net cash outflow for investing activities was €1.7 billion (2004: €0.8 billion outflow; 2003: €0.5 billion inflow).
[38]     Net cash used in financing activities
      In fiscal 2005 there was a net cash outflow of €1.9 billion (2004: €0.8 billion, 2003: €1.8 billion) from financing activities. Net repayment of debt came to €0.7 billion (2004: €0.5 billion inflow for net borrowing; 2003: €0.3 billion net outflow for debt repayments). In the third quarter Bayer issued a 100-year subordinated hybrid bond with an issue volume of €1.3 billion and a coupon of 5 percent. At the same time, the company repurchased part of the 5.375 percent eurobond issue due on April 10, 2007 through a public tender offer. The repurchased bonds had a face value of €860 million. Dividend payments for 2004 and interest payments totaled €1.2 billion (2004: €1.3 billion; 2003: €1.4 billion).
[39]     Cash and cash equivalents at end of year
      Cash and cash equivalents as of December 31, 2005 amounted to €3.3 billion (2004: €3.6 billion; 2003: €2.7 billion). In accordance with IAS 7 (Cash Flow Statements), this item also includes securities with original maturities of up to three months. The liquid assets of €3.5 billion (2004: €3.6 billion; 2003: €2.9 billion) shown in the balance sheet also include marketable securities and other instruments.
      Liquid assets totaling €253 million have been deposited in escrow accounts to be used exclusively for payments relating to antitrust fines and civil law settlements. For further information on legal risks see Note [35].
Other information
[40]     Audit fees
      The following fees for the services of the auditor of the consolidated financial statements,
PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, were recognized as expenses in the 2005 fiscal year:

2005

(€ million)
Financial statements auditing	5
Audit-related services and other audit work	3
Tax consultancy	—
Other services rendered to Bayer AG or subsidiaries	1

9

      The fees for the auditing of financial statements mainly comprise those for the audits of the consolidated financial statements of the Bayer Group and the financial statements of Bayer AG and its German subsidiaries. Fees for audit-related services and other audit work primarily relate to audits of the internal control system, including project audits in connection with the implementation of new IT systems, and auditor review of interim financial statements.
[41]     Related Parties
      In the course of the operating business, materials, inventories and services are sourced from a large number of business partners around the world. These include companies in which an interest is held, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm’s length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
material to it or to companies or persons closely associated with it, nor does it intend to be party to such transactions in the future.
      The following transactions were undertaken with related parties included in the financial statements of the Bayer Group at equity or amortized cost:

	2004	2005

	(€ million)
Revenue	123	229
Purchased services	(365)	(378)
Receivables	102	98
Liabilities	(87)	(68)
      Transactions with related parties mainly comprised trade in goods and services. There were also financial receivables from related parties in 2005 in the amount of €39 million (2004: €44 million).
      Further information on business transactions with companies in which a significant interest is held and which are included in the consolidated financial statements at equity (associates) is given in Note [21]. Transactions between Bayer AG and its consolidated subsidiaries and between the consolidated subsidiaries are eliminated in the income statement.
[42]     Total remuneration of the Board of Management and the Supervisory Board, advances and loans
      The members of the Board of Management receive a base salary, a fixed supplement, and a variable bonus. The variable bonus for a given year is tied to the attainment of the Group target based on EBITDA. The total remuneration of members of the Board of Management in 2005 amounted to €7,064,828 (2004: €6,518,626), comprising €1,985,580 (2004: €1,884,929) in base salaries and €837,073 (2004: €810,573) in fixed supplements and €4,085,754 (2004: €3,665,880) in variable bonuses. Also included in the total is an aggregate €156,421 (2004: €157,244) of remuneration in kind consisting mainly of amounts such as the value assigned for taxation purposes to the use of a company car, and other payments. Other payments of €55,086 included in base salaries in the previous year have been reclassified.
      In addition, members of the Board of Management can participate in a cash-settlement-based stock option program provided that they place their own shares in a special deposit account. In relation to this program a total of 32,025 instruments with a fair value of €1,009,750 were granted as of December 31, 2004.
      Since 2005, the members of the Board of Management have participated in the long-term stock-based compensation program Aspire I (2005 tranche). Further details of this program are given in Note [29.1].
      The current entitlement for 2005 — along with compensation arising from previous years’ programs, parts of which have not yet been earned — is stated as a separate compensation component.
      The changes in the value of previously existing entitlements under long-term stock-based compensation programs that were acquired prior to 2005 are shown separately. They result from the upward trend in the price of Bayer stock in 2005.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The remuneration of the individual members of the Board of Management for 2005 was as follows:

						Stock-Based Compensation

							Change in
							Value of
				Remuneration		Entitlement	Entitlements
		Fixed	Variable	in Kind and		Acquired in	Acquired Prior
	Base Salary	Supplement	Bonus	Other Payments	Total	2005	to 2005

	(In €)	(In €)	(In €)	(In €)	(In €)	(In €)	(In €)
Klaus Kühn	412,236	170,647	843,713	35,266	1,461,862	285,748	99,693
Dr. Udo Oels	412,236	170,647	843,713	41,942	1,468,538	285,748	99,693
Dr. Richard Pott	412,236	170,647	843,713	39,044	1,465,640	284,248	98,055
Werner Wenning	748,872	325,132	1,554,615	40,169	2,668,788	495,504	169,289

	1,985,580	837,073	4,085,754	156,421	7,064,828	1,351,248	466,730

      Pension provisions for the current members of the Board of Management, amounting to €32,218,996 (2004: €26,098,637) are reflected in the balance sheet of Bayer AG.
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
      If, in the event of a change in control, the service contract is terminated within 12 months thereafter — by mutual consent, due to its expiration, or voluntarily by the Board member in certain circumstances such as a change of strategy — the Board member will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a period of 60 months, not counting the period for which he was released from his duties on full pay.
      His pension entitlement is based on the final target pension level. If this has not already been reached, his pension entitlement will be supplemented up to this level.
      Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,323,009 (2004: €9,917,575). Pension provisions for these individuals, amounting to €115,972,457 (2004: €109,174,509) are reflected in the balance sheet of Bayer AG.
      The remuneration of the Supervisory Board amounted to €1,989,000 (2004: €1,173,000). Of this, variable components accounted for €459,000 (2004: €153,000). In compliance with the Corporate Governance Code, the remuneration of the individual members of the Supervisory Board is given in the Corporate Governance section of this annual report.
      There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2005, nor any repayments of such loans during the year.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[43]     Subsequent events
      With effect from January 1, 2006, the Pharmaceuticals, Biological Products reporting segment was renamed Pharmaceuticals. The activities of the Biological Products Division, which existed until December 31, 2005, are now part of the Pharmaceuticals Division.
      On January 3, 2006, Bayer HealthCare announced its acquisition from GlaxoSmithKline of the European business for the blood pressure treatment telmisartan, which is marketed under the trade names Pritor® and PritorPlus®. The acquired business achieved sales of approximately €65 million in 2005. With this acquisition, Bayer HealthCare gained the right to market the drug in Italy, Spain, France, Greece, Portugal and some other European markets. It was agreed not to disclose the financial terms of the transaction.
      In addition, Bayer HealthCare and Nuvelo Inc. announced on January 5, 2006 that they had entered into a collaboration agreement for the development and commercialization of alfimeprase, a novel blood clot dissolver which is currently in clinical phase III development. Because of the late-stage development status of alfimeprase, Nuvelo received a U.S.$50 million up-front cash payment in January 2006. The company could additionally receive up to U.S.$335 million in milestone payments. Bayer HealthCare will bear 40 percent, and Nuvelo 60 percent, of the global development costs. Nuvelo will conduct the clinical development program.
      On January 9, 2006, Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, headquartered in Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants in the manufacture of therapeutically active substances.
      In January 2006, two studies published in the medical literature reported an association of Trasylol® (aprotinin) with an increased risk of serious renal dysfunction and cardiovascular/ cerebrovascular events (heart failure and stroke) in patients undergoing open-heart surgery.
      The first, a study by Mangano et al. (New England Journal of Medicine, January 2006), studied patients undergoing coronary artery bypass graft (CABG) surgery who received either aprotinin or one of two other drugs intended to decrease perioperative bleeding. The study reported an association of aprotinin with an increased risk of cardiovascular events (myocardial infarction or heart failure), cerebrovascular events such as stroke, encephalopathy or coma, and renal dysfunction or failure in these patients. The authors’ reported increases in renal failure, myocardial infarction, congestive heart failure and stroke or encephalopathy are not consistent with Bayer’s data from randomized, placebo-controlled clinical trials of Trasylol®.
      The second, a study by Karkouti et al. (Transfusion, On-Line Edition) reported an association of aprotinin with renal dysfunction and renal failure. Renal dysfunction and renal failure have previously been reported with Trasylol®. The data on renal function in patients receiving Trasylol® in Bayer’s clinical trials are reflected in the approved labeling for Trasylol®. The findings by Karkouti et al., specifically that there was a statistically significant increased rate of serum creatinine elevations in the aprotinin group, is at variance with Bayer’s own experience in randomized, placebo-controlled clinical trials of Trasylol®. Karkouti et al. did not find an increased rate of cardiovascular or cerebrovascular events in Trasylol®-treated patients and reported comparable mortality rates between the control treatment group and the Trasylol® group.
      Relevant regulatory authorities are currently reviewing these reports. Based upon the results of these reviews, the authorities will determine what actions may be warranted. Negative findings or the negative publicity associated with the studies or the regulatory review could lead to a material reduction in the volume of Trasylol® sales, and this could have a material adverse affect on revenues or results of operations, at least at the segmental level. Bayer has been working and will continue to work closely with regulatory authorities worldwide to address questions of product safety.
      Dr. Wolfgang Plischke was appointed to the Board of Management of Bayer AG with effect from March 1, 2006. Until that date he served as a member of the Bayer HealthCare Executive Committee and head of the Pharmaceuticals Division. Dr. Plischke will succeed Dr. Udo Oels, who ends his active duty following the Annual Stockholders’ Meeting on April 28, 2006.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Product liability proceedings
     Cerivastatin litigation
      U.S. litigation. As of January 13, 2006, approximately 5,900 lawsuits were pending in the United States in both federal and state courts against Bayer, including putative class actions.
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to Baycol from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General followed by a February 2006 related subpoena issued by the U.S. Attorney for New Jersey.
      Litigation in other countries. As of January 13, 2006, 70 actions were pending against Bayer companies in other countries, including class actions in Canada.
      Impact of cerivastatin litigation on Bayer. Without acknowledging any liability, we have settled 3,082 cases worldwide as of January 13, 2006, resulting in settlement payments of approximately U.S.$1.147 billion.
      HIV/HCV-related actions. On January 5, 2006, the court granted defendants’ motion, on the basis of forum non conveniens, to dismiss the claims of the eight residents of the United Kingdom who are plaintiffs in one of the cases. Plaintiffs’ counsel have announced their intention to appeal the ruling to the United States Court of Appeals for the Seventh Circuit.
     Phenylpropanolamine (PPA) litigation
      As of January 13, 2006, 286 lawsuits were pending in U.S. federal and state courts against Bayer, of which 136 name Bayer as the only manufacturing defendant.
      As of January 13, 2006, Bayer had settled 247 cases resulting in payments of approximately U.S.$42 million, without acknowledging any liability.
     Proceeding involving moxifloxacin
      On February 24, 2006, Bayer received a notice letter pursuant to the Hatch-Waxman Act from the generic manufacturer Teva Pharmaceuticals, USA stating that it had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Vigamox®, an ophthalmic preparation of our anti-infective compound moxifloxacin sold by Alcon Laboratories Inc. under license from Bayer, prior to the expiration of one or more patents covering Vigamox®, and/or its use. Teva Pharmaceuticals sought the approval for its generic product prior to the expiration of two Bayer patents protecting the active ingredient of Vigamox®, moxifloxacin, which expire on December 8, 2011, March 4, 2014. Bayer is evaluating the ANDA IV certification letter on its merits to decide on any further action to be taken.
     Antitrust proceedings
     Proceedings involving polyether polyols and other precursors for urethane end-use products
      Government investigation. On February 16, 2006, Bayer Corporation was served with a subpoena by the DOJ seeking information relating to the manufacture and sale of methylene diphenyl diisocyanate (MDI), toluene diisocyanate (TDI) and polyether polyols and related systems. Bayer Corporation will cooperate with the DOJ in connection with the subpoena.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[44]     U.S. GAAP information
      The Group’s consolidated financial statements have been prepared in accordance with IFRS, which as applied by the Group, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders’ equity are set out in the tables below:

	Notes	2003	2004	2005	2005

		(€ million)	(€ million)	(€ million)	(U.S.$ million(*))
Net income (loss) reported under IFRS		(1,291)	682	1,595	1,889
Business combinations	a	28	192	(4)	(5)
Pensions and other post-employment benefits	b	(121)	(325)	(450)	(532)
In-process research and development	c	12	38	8	9
Asset impairment	d	(360)	(7)	23	27
Early retirement program	e	178	(58)	(20)	(24)
Revaluation surplus	f	—	—	4	5
Minority interest	g	(12)	3	2	2
Other	h	(13)	(14)	(12)	(14)
Deferred tax effect on U.S. GAAP adjustments		134	142	181	214

Net income (loss) reported under U.S. GAAP		(1,445)	653	1,327	1,571

Basic and diluted earnings (loss) per share under U.S. GAAP		(1.98)	0.89	1.82	2.15

		December 31,

	Notes	2004	2005	2005

		(€ million)	(€ million)	(U.S.$ million(*))
Stockholders’ equity reported under IFRS		10,943	11,157	13,212
Business combinations	a	1,003	1,013	1,200
Pensions and other post-employment benefits	b	2,317	691	818
In-process research and development	c	(93)	(87)	(103)
Asset impairment	d	(162)	(138)	(163)
Early retirement program	e	151	101	120
Revaluation surplus	f	(66)	(62)	(73)
Minority interest	g	(111)	(80)	(95)
Other	h	28	19	21
Deferred tax effect on U.S. GAAP adjustments		(964)	(267)	(316)

Stockholders’ equity reported under U.S. GAAP		13,046	12,347	14,621

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	December 31,

	2004	2005	2005

	(€ million)	(€ million)	(U.S.$ million(*))
Components of stockholders’ equity in accordance with U.S. GAAP:
Capital stock of Bayer AG	1,870	1,870	2,215
Capital reserves of Bayer AG	2,942	2,942	3,484
Retained earnings	10,968	10,224	12,107
Accumulated other comprehensive income:
— Unrealized market value adjustment on securities available for sale (net of taxes of €(2) million, €(7) million and U.S.$(8) million)	25	28	33
— Unrealized market value adjustment on cash flow hedges (net of taxes of €(11) million, €(6) million and U.S.$(7) million)	17	11	13
— Additional minimum pension liability (net of taxes of €415 million, €1,289 million and U.S.$1,526 million)	(609)	(1,920)	(2,274)
Translation differences	(2,167)	(808)	(957)

Total	13,046	12,347	14,621

(*)	The 2005 U.S. dollar figures have been translated at an exchange rate of €1.0000 = U.S.$1.1842 which is the noon buying rate of the Federal Reserve Bank of New York on December 31, 2005. Such translations should not be construed as representations that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
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
      Beginning March 31, 2004, goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized under IFRS but tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that they might be impaired. Therefore, in 2005 there is no amortization charge under IFRS relating to goodwill and the Company’s intangible asset with indefinite useful life — the Bayer “Cross”. Under U.S. GAAP, this accounting treatment was already adopted in 2002. The adjustments recorded in 2004 and 2003 reverse the amortization expense recognized under IFRS on the Group’s IFRS goodwill in the amount of €181 million and €199 million, respectively, and the amortization expense recorded under IFRS on the Bayer “Cross” intangible asset with indefinite useful life in the amount of €11 million in 2004 and 2003. Furthermore, in addition to the adjustment recorded in 2003 for the reversal of normal recurring amortization expense, the Group wrote-off €182 million of pre-1995 goodwill which was capitalized under U.S. GAAP relating to the Polysar acquisition in 1990.
      The adjustment in 2005 reflects the recognition under U.S. GAAP of amortization expense in the amount of €4 million relating to separately identified intangible assets acquired before March 31, 2004 which for IFRS purposes were recorded as part of goodwill as the criteria for the recognition of separately identified intangible assets were not met. As a result of the Lanxess spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference (decrease in net equity) at December 31, 2004 in the amount of €32 million.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     b. Pension and other post-employment benefits
      Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (Employee Benefits). Effective January 1, 2005, the Company adopted the additional recognition option for actuarial gains and losses provided under IAS 19 as amended 2004 (Employee Benefits).
      Under U.S. GAAP, defined benefit plans are accounted for in accordance with SFAS No. 87 (Employers’ Accounting for Pensions), SFAS No. 88 (Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits), and SFAS No. 106 (Employers’ Accounting for Postretirement Benefits Other Than Pensions). The adjustments between IFRS and U.S. GAAP relating to accounting of pension and other post-employment benefits at the Company comprise the following:

1. Under IFRS, due to the retrospective application of IAS 19 (amended 2004), actuarial gains and losses arising from valuing the assets and liabilities of the Company’s pension and post employment defined benefit plans at fair value are recognized immediately in the statement of recognized income and expense for all periods presented. Under U.S. GAAP, these differences are recognized in the income statement only when they exceed 10 percent of the greater of the projected benefit plan obligation or the market-related value of plan assets.

2. Under SFAS No. 87, an additional minimum liability may be required to be recognized in certain instances when the accumulated benefit obligation exceeds the fair value of plan assets. If an additional minimum liability is recognized, a contra amount is recognized first as an intangible asset up to the amount of unrecognized prior service costs, with any excess being reported in other comprehensive income. Such requirement does not exist under IFRS. In 2005, 2004 and 2003, the recognition of an additional minimum liability of €3,265 million, €1,024 million and €637 million, respectively, resulted in the recognition of an intangible asset in the amount of €56 million, €nil and €nil, respectively.

3. Under U.S. GAAP, the Company amortized over the remaining average service lives of employees the unrecognized transition obligation of €238 million that resulted from the adoption of SFAS No. 87 in 1994. As of December 31, 2003 the unrecognized transition obligation from 1994 was fully amortized.

4. In 2004 the Company amended its retiree medical plan. Under IFRS, this plan amendment qualified either as a negative plan amendment for fully vested employees or a plan curtailment for unvested or partially vested employees. Gains resulting from negative plan amendments relating to fully vested employees and plan curtailments are recognized in income when they occur. Under U.S. GAAP, the retiree medical plan amendment is considered a negative plan amendment in accordance with SFAS No. 106 and the reduction in benefit obligation is first reduced by any existing unrecognized prior service cost resulting from previous plan benefit improvements and then reduced by any remaining transition obligations. The remaining gain is recognized as a prior service cost over the remaining years of service until the benefit becomes vested (13 years). The related adjustment recorded in 2004 amounted to €139 million and reflects the reversal of prior service costs and curtailments recognized under IFRS within “other operating income” which are either not permitted to be recorded under U.S. GAAP or are to be recorded on a deferred basis. Further, other changes relating to certain benefit plans in 2004 resulted in a curtailment of these plans under both IFRS and U.S. GAAP. For IFRS purposes, a curtailment gain of €62 was recognized in “other operating income”. However, for U.S. GAAP purposes, the €62 million gain recognized under IFRS has been reversed, as the entire gain was offset by existing unrecognized actuarial losses. In aggregate, a total of €201 million of income recognized under IFRS in “other operating income” in connection with plan amendments in 2004 have been reversed under U.S. GAAP.

5. In 2005, the Company replaced several defined benefit plans with defined contribution plans. As a result of this change, active employees participating in these plans will cease accruing pension benefits under these plans which results in a curtailment of the plan obligation. In addition, as a result of a reduction in headcount relating to the disposal of the Plasma business, a curtailment of plan obligation occurred. Under IFRS, curtailment gains of €327 million were recognized in “other operating income” as a result of these

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

changes. However, for U.S. GAAP purposes, €308 million of the gains recognized under IFRS have been reversed, as the gains were partially offset by existing unrecognized losses. Furthermore, the Company amended certain benefit plans granting additional benefits for services periods rendered previously. Under IFRS, these prior service costs are recognized over the remaining vesting period or, where benefits are already vested, are to be recognized immediately. Under U.S. GAAP, these prior service costs are to be recognized over the remaining service lives of the active employees. The reversal of prior service costs which are recognized earlier under IFRS, offset with the amortization of negative prior service costs under U.S. GAAP relating to the 2004 amendment of the retiree medical plan, resulted in a reversal of a net gain in the amount of €1 million for U.S. GAAP purposes.
      Furthermore, as a result of the Lanxess spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €345 million (decrease in net equity) and €104 million (increase in net equity) related to actuarial gains and losses and additional minimum liability, respectively.
      The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for pension plans and other post-employment benefit plans (prepared on a continuing operations basis):

	2004	2005

	(€ million)
Pension and OPEB benefits:
Net liability recognized for IFRS	(6,147)	(7,137)
Difference in unrecognized actuarial gains and losses/asset limitation	3,123	4,046
Difference in unrecognized prior service cost	(127)	(146)
Additional minimum liability under SFAS No. 87	(920)	(3,265)

Net liability recognized for U.S. GAAP	(4,071)	(6,502)

	2003	2004	2005

	(€ million)
Pension and OPEB benefits:
Net periodic benefit cost recognized for IFRS	749	368	188
Difference in recognition of actuarial amounts	89	112	141
Amortization of transition obligation	23	—	—
Difference in recognition of prior service amounts	—	139	1
Difference in pension curtailment and settlement costs	—	62	308

Net periodic benefit cost recognized for U.S. GAAP	861	681	638

      Net U.S. GAAP income statement and equity differences regarding the above identified GAAP differences on pensions and other post-employment benefits relating to discontinued operations amounted to the following:

	2003	2004	2005

	(€ million)
Net U.S. GAAP income statement difference on pensions and other post-employment benefit plans	9	12	—

	2004	2005

	(€ million)
Net U.S. GAAP equity difference on pensions and other post-employment benefits	(241)	—

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	2003	2004	2005

	(€ million)
Total U.S. GAAP income statement difference on pensions and other post-employment benefits	121	325	450

	2004	2005

	(€ million)
Total U.S. GAAP equity difference on pensions and other post-employment benefits	(2,317)	(691)
     c. In-process research and development
      IFRS does not consider that in-process research and development (“IPR&D”) is an intangible asset that can be separated from goodwill, unless both the definition and the criteria for the recognition of an intangible asset are met.
      Under U.S. GAAP IPR&D is considered to be a separate asset that needs to be written-off immediately following an acquisition when the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use.
      During 2002, IPR&D has been identified for U.S. GAAP purposes in connection with the Aventis CropScience and Visible Genetics acquisitions. Fair value determinations were used to establish €138 million of IPR&D related to both acquisitions, which was expensed immediately for U.S. GAAP purposes. The independent appraisers used a discounted cash flow income approach and relied upon information provided by the Group management. The discounted cash flow income approach uses the expected future net cash flows, discounted to their present value, to determine an asset’s current fair value.
      As a whole, the reversal of the amortization of IPR&D recorded under IFRS as a component of other operating expense and selling expense amounted to €3 million, €21 million and €12 million, in 2005, 2004 and 2003, respectively. Amortization expense recorded under IFRS decreased in 2005 as compared to prior periods as only IPR&D capitalized separately from goodwill continues to be amortized due to the adoption of IFRS 3 and IAS 38 (revised).
      Furthermore, the adjustments in 2004 and 2005 reflect the sale of IPR&D, related to the Triticonazole and Crop Improvement business, that was capitalized under IFRS as a result of the Aventis CropScience acquisition. The adjustments amount to €5 million and €17 million in 2005 and 2004, respectively, and represent the residual book value under IFRS at the time of sale.
     d. Asset impairments
      While the triggering events under both IFRS and U.S. GAAP that require an impairment test to be performed on long-lived assets are the same, there is a difference in the indicators of an impairment. Under IFRS, impairments on long-lived assets are recognized when the recoverable amount of an asset is less than its carrying amount. An asset’s recoverable amount is the higher of its net selling price, which is the sales price less costs of disposal, and value in use, which is the estimated discounted cash flows from the use and disposal of the asset. Under U.S. GAAP, a two-step model is used in accordance with SFAS 144 (Accounting for the Impairment or Disposal of Long-lived Assets). The first step is an analysis of an asset’s carrying value as compared to the sum of its undiscounted cash flows. Only if the undiscounted cash flows are less than the asset’s carrying value will an impairment be indicated, in which case the loss is measured as the difference between the asset’s carrying value and its fair value.
      The adjustment recorded in 2003 reflects the recognition of the €205 million impairment of the Polyether business under U.S. GAAP that had been recognized under IFRS in 2002. In addition, the adjustment recorded in 2003 reflects the reversal of impairment charges relating to goodwill recognized under IFRS in the amount of €63 million and the recognition of net additional impairments relating to long lived assets under U.S. GAAP in

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
the amount of €218 million in connection with the strategic realignment of the Bayer Group, as well as the deterioration in business conditions in some areas of operations. These adjustments resulted from differences in applying the impairment provisions under IFRS and U.S. GAAP. IAS 36 requires that an impairment loss of a cash generating unit first be allocated to reduce the carrying amount of goodwill allocated to the unit and, second, to other assets of the unit on a pro-rata basis based on the carrying amounts of each asset in the unit. However, U.S. GAAP requires that long lived assets, other than goodwill and intangible assets with indefinite useful lives, first be analyzed and impaired under SFAS 144. Subsequently, U.S. GAAP requires goodwill and intangible assets with indefinite useful lives to be evaluated for impairment under SFAS 142 (Goodwill and Other Intangible Assets). Accordingly, the Group recognized an additional impairment loss of €155 million under U.S. GAAP. See “Additional U.S. GAAP Disclosures” for a further discussion of the requirements of SFAS 142. The impairment of the Polyether business in 2003 resulted from the sustained economic downturn.
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
      The adjustment recorded in 2005 reflects the reversal of depreciation expense in the amount of €23 million recorded under IFRS on long lived assets that were impaired under U.S. GAAP in prior years. Furthermore, as a result of the Lanxess spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €10 million (decrease in net equity).
     e. Early retirement program
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
      As a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €30 million (decrease in net equity).
     f. Revaluation surplus
      In December 2004 the Group purchased the remaining 50 percent interest in their Roche OTC joint venture investment in the U.S. The Group has fully consolidated this investment as of December 31, 2004 in accordance with IFRS 3 (Business Combinations), which is applicable for all business combinations with an agreement date after March 31, 2004. IFRS 3 requires that previously acquired assets and liabilities must be revalued and adjusted to fair value at the point in time in which an acquirer obtains control resulting from an additional exchange transaction. The Group adjusted the fair value of the previously acquired interest in the net assets of the 50 percent joint venture and recorded a €66 million revaluation surplus that was recorded within equity. The resulting increase in the asset balances (€65.5 million trademarks and €0.5 million registration rights) will be depreciated and/or amortized over the remaining useful life of those assets. The €66 million revaluation surplus is

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
reversed for U.S. GAAP purposes, as under U.S. GAAP previously acquired assets and liabilities are not revalued at the time an acquirer obtains control through an additional exchange transaction. Additional amortization expense recorded under IFRS on the stepped up assets is reversed under U.S. GAAP and amounted to €4 million in 2005.
     g. Minority interest
      IAS 1 (revised) requires minority interests to be included in the determination of the Company’s net income/loss and total equity. Under U.S. GAAP, minority interests are deducted in the determination of U.S. GAAP net income/loss and excluded from total equity.
     h. Other
      There are differences between IFRS and U.S. GAAP in relation to restructuring provisions, environmental provisions, accounting for realized and unrealized losses on available for sale securities, and accounting for the abandonment of long-lived assets before the end of their previously estimated useful life. Furthermore, differences arose due to the different transitional rules provided by the share based payment standards IFRS 2 and FAS 123R which the Company elected to adopt on January 1, 2005.
      None of these differences are individually significant for the Group and therefore shown as a combined total.
      As a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €1 million (increase in net equity) related to environmental provisions.
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
      The Group also reassessed the useful lives of existing recognized intangible assets. Intangible assets deemed to have indefinite useful lives are no longer amortized, instead they are tested annually for potential impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives continue to be amortized over their useful lives. No changes in useful lives were made as a result of this reassessment.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In 2003 the Group identified the reporting units as either divisions (or business groups, or business units), which are comprised of strategic business entities, or the strategic business entities themselves. Beginning in 2004, due to the portfolio realignment of the Bayer Group, that resulted in the spin-off of the Lanxess subgroup in January 2005, the reporting units are currently comprised of either divisions, business groups or business units that are comprised of strategic business units.
      In 2003, as a result of the strategic realignment of the Bayer Group and the deterioration in business conditions in some areas of operations, the Group recorded a pre-tax impairment charge totaling approximately €286 million for goodwill and €711 million for intangible assets, which were recognized within “other operating expenses.”
      In 2004 as a result of the deterioration in business conditions in some area of operations, the Group recorded pre-tax impairment charges totaling approximately €46 million for property, plant and equipment, €49 million for goodwill and €2 million for intangible assets, which were recognized within “other operating expenses.”
      In 2005, no impairment charges relating to goodwill or intangible assets were recognized as part of the global impairment test.
      The Group uses a discounted cash flow model to determine the fair value of its reporting units and asset groups. The cash flow forecasts were derived from the current long-term planning for the Bayer Group. The discount rate was determined from in-house analyses of the weighted average cost of capital (WACC). The cost of equity corresponds to the return expected by the stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for a ten-year corporate bond issue.
      The following table represents significant differences relating to goodwill and intangible assets between IFRS und U.S. GAAP:

	2004	2005

	(€ million)
Goodwill:
Differences in carrying amount of goodwill written-off directly to equity before January 1, 1995	397	454
FAS 142 and IFRS 3 transition differences	554	507
Differences on account of IPR&D included in goodwill under IFRS	(60)	(61)
Differences in impairments	(29)	(18)
Purchase price and purchase price allocation differences	—	—

Differences in carrying amount of goodwill	862	882

Other intangible assets:
FAS 142 and IFRS 3 transition differences	32	32
IPR&D from acquisitions, expensed under U.S. GAAP	(33)	(25)
Differences in impairments	—	—
Purchase price and purchase price allocation differences	20	20
Revaluation surplus	(66)	(62)
Additional Minimum Liabilities	—	56
Other differences	10	10

Differences in carrying amount of other intangible assets	(37)	31

Total U.S. GAAP increase in intangible assets	825	913

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Business Combination
      The following unaudited pro forma financial information reflects the consolidated results of operations of the Bayer Group as though the acquisition of the Roche OTC business had taken place on January 1, 2004.
      The pro forma information primarily includes adjustments for amortization of acquired intangible assets such as trademarks, technology, registration, customer related assets and software developments.
      One time effects from realization of step ups on inventory of €49 million after tax realized in 2005 are included in the pro forma calculation.
      The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

Bayer Group Pro Forma 2004 Totals	(Unaudited)

(€ million)
Net sales	24,290
Income after tax	529
Earnings per share	0.72
     Discontinued operations
      As discussed in Note [7], the disposal of the U.S. based plasma activities of the Biological Products Division has been accounted for as a discontinued operation in 2005, 2004 and 2003 under IFRS. Under U.S. GAAP, the disposal of the plasma business was also considered to have met the “held for sale” criteria in accordance with SFAS 144 in 2003 and was accounted for as a discontinued operation in the 2003 financial statements. Effective December 2004, Bayer entered into an agreement with Talecris BioTherapeutics, Inc. to sell the plasma business in 2005. The terms of this new agreement and the subsequently finalized supply and distribution agreements result in significant continuing cash flows between the disposed component and Bayer’s ongoing operations not being eliminated. Accordingly, for U.S. GAAP purposes, we have reevaluated the planned disposition of plasma and determined that it should not be accounted for as a discontinued operation under FAS 144. For U.S. GAAP purposes, the results of operations of the plasma business has been reclassified and included in income from continuing operations for all periods presented. Reclassifying plasma decreases income from continuing operations under U.S. GAAP by €1 million, €63 million and €269 million in 2005, 2004, and 2003, respectively.
      Under IFRS, the Group has not classified the divestitures of Bayer Wohnungen GmbH, included in the reconciliation column in segment reporting; the French and Spanish generic pharmaceuticals operations, included in the Pharmaceutical and Biological Products segment; and the sale of Bayer’s global household insecticides business (“Flora”), included in the Consumer Care and Diagnostics segment, as discontinued operations in 2003 as these did not meet the requirements under IFRS, which requires an analysis of a disposition at the level of a major line of business or geographical area of operations. In accordance with the requirements of SFAS 144, the threshold for reporting discontinued operations, that is a component of an entity, may be lower than under IFRS. Accordingly, dispositions or assets and disposal groups held for sale qualifying as a component of an entity, which is defined as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity, shall be reported as discontinued operations. Therefore, under U.S. GAAP, the above mentioned divestitures qualify for reporting as discontinued operations.
      For U.S. GAAP purposes, sales from discontinued operations are €503, €6,053 and €5,776, in 2005, 2004 and 2003, respectively. The operating result of discontinued operations, including gains on disposals of €nil, €nil, and €256 million, in 2005, 2004 and 2003, respectively, is €62, €78 and minus €1,041 million in 2005, 2004 and 2003, respectively.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The following presents income from continuing operation and discontinued operation under U.S. GAAP:

	2003	2004	2005	2005

	(€ million)	(€ million)	(€ million)	(U.S.$ million)
Income (loss) from continuing operations	(623)	657	1,289	1,526
Discontinued operations — net of tax	(822)	(4)	38	45

Net income/loss reported under U.S. GAAP	(1,445)	653	1,327	1,571

Earnings per Share	2003	2004	2005	2005

	(€ million)	(€ million)	(€ million)	(U.S.$ million)
Basic and diluted:
Income (loss) from continuing operations	(0.85)	0.90	1.77	2.09
Income (loss) from discontinued operations	(1.13)	(0.01)	0.05	0.06

Basic and diluted earnings (loss) per share	(1.98)	0.89	1.82	2.15

     Classification differences
      Under IAS 1 (Presentation of Financial Statements) the Bayer Group is required to classify deferred tax assets and liabilities as noncurrent. These line items include €1,418 million and €575 million in 2005 and 2004, respectively, which would be required to be classified as current under U.S. GAAP.
      For U.S. GAAP purposes, the U.S. based plasma activities would not be presented in the line items “assets held for sale and discontinued operations” and “liabilities directly related to assets held for sale and discontinued operations”. Asset and liability information relating to the plasma business accounting for as discontinued operations under IFRS is presented in Note [7.2].
      As discussed in Note [32], under IFRS a shareholder’s right to put its shares back to the issuer at any time for a consideration must be recognized as a liability of the issuer even if the legal form of the shares gives the holder the right to a residual interest in the issuer’s assets. Accordingly, Bayer classified €39 million and €nil of minority shareholdings in consolidated subsidiaries as of December 31, 2005 and 2004, respectively, as liabilities. Under U.S. GAAP, such minority shareholdings would be classified as minority interest.
      The Bayer Group recorded pension expense of €529 million in 2005, €753 million in 2004 and €1,195 million in 2003 for its defined benefit and defined contribution plans. Of the total amount of pension expense recorded an amount of €209 million in 2005, €235 million in 2004 and €267 million in 2003 was recorded within other net non-operating expense under IFRS. These amounts would be classified as operating expense under U.S. GAAP.
     Financial assets and liabilities
      The components of marketable securities are provided in Notes [22] and [26]. Proceeds from sales of available for sale were €3 million, €6 million and €278 million, in 2005, 2004 and 2003. Gain or loss on sales was determined using the weighted average cost method.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Segment reporting
      SFAS No. 131 (Disclosures about Segments of an Enterprise and Related Information) provides for the following additional disclosure requirements under U.S. GAAP:
     Deferred tax assets:

	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005

	(€ million)	(€ million)	(€ million)
United States	1,010	985	867
Germany	195	200	474
Japan	98	99	71
Brazil	61	59	120
Others	243	207	166

Deferred tax assets	1,607	1,550	1,698

     Long-lived assets:

	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005

	(€ million)	(€ million)	(€ million)
Germany	7,312	6,765	5,758
United States	4,338	3,948	4,062
France	1,502	1,356	1,311
Others	3,299	3,132	4,878

Long-lived assets	16,451	15,201	16,009

     Comprehensive income
      SFAS No. 130 (Reporting Comprehensive Income) established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under U.S. GAAP are as follows:

	2003	2004	2005

	(€ million)	(€ million)	(€ million)
Net income (loss) under U.S. GAAP	(1,445)	653	1,327
Other comprehensive income (loss):
Unrealized market value adjustment on available-for-sale securities (net of taxes of €(2) million, €(2) million and €(6) million, respectively)	27	18	3
Unrealized market value adjustment on cash flow hedges (net of taxes of €19 million, €(18) million, and €6 million)	(29)	46	(9)
Reclassification adjustment:
Net realized (gains)/losses on sales of securities (net of taxes of €(4) million, €nil, and €nil, respectively)	1	(6)	—
Net realized (gains)/losses on sales of cash flow hedges (net of taxes of €(2)million, €(1) million and €nil, respectively)	3	2	3
Additional minimum pension liability (net of taxes of €63 million, €155 million and €916 million, respectively)	(94)	(232)	(1,373)
Foreign currency translation adjustment	(1,222)	(398)	1,359

Comprehensive income (loss) under U.S. GAAP	(2,759)	83	1,310

     Employee benefit plans
      Presented below are the disclosures required by SFAS No. 132 (Employers’ Disclosures about Pensions and Other Post-Retirement Benefits), that have not yet been presented elsewhere in the document.
      The additional minimum liability in the amount of €3,209 million (2004: €1,024 million; 2003: €637 million) is charged against stockholders’ equity. Additionally, an intangible asset in the amount of €56 million (2004: €nil, 2003: €nil) was recorded due to the recognition of the additional minimum liability.
Plans in Germany
      The accumulated benefit obligation for the German defined benefit pension plan was €9,919 million and €9,497 million at December 31, 2005, and 2004, respectively.

	December 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2004	2005

	(€ million)
Projected benefit obligation	4,939	10,256
Accumulated benefit obligation	4,795	9,919
Fair value of plan assets	44	4,599

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Plans in other countries
      The accumulated benefit obligation for the defined benefit pension plans in other countries was €3,957 million and €3,666 million at December 31, 2005, and 2004, respectively.

	December 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2004	2005

	(€ million)
Projected benefit obligation	2,895	3,920
Accumulated benefit obligation	2,543	3,722
Fair value of plan assets	2,208	3,198
     Total

	December 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2004	2005

	(€ million)
Projected benefit obligation	7,834	14,176
Accumulated benefit obligation	7,338	13,641
Fair value of plan assets	2,252	7,797
     Stock-based compensation
      Prior to the adoption of FAS 123R in January 1, 2005, the Group applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“ABP 25”) and related interpretations in accounting for its stock compensation program. SFAS 123 (Accounting for Stock-Based Compensation) would result in the same accounting treatment for the Group’s stock incentive plans as was applied under APB 25 as Bayer’s stock compensation plans are variable plans. Hence the additional pro forma disclosures required under SFAS 123 do not apply. The adoption of FAS 123R did not have a material impact on the Group’s financial position or results of operations.
     Proportional consolidation
      The Group accounts for its investment in 5 joint ventures in 2005 using the proportional consolidation method, which is the benchmark treatment specified under IAS 31. Under U.S. GAAP, investments in joint ventures generally are accounted for under the equity method. The differences in accounting treatment between proportionate consolidation and the equity method of accounting have no impact on the Group’s consolidated stockholders’ equity or net income. Rather, they relate solely to matters of classification and display. The SEC permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP provided certain criteria have been met.
      Condensed financial information relating to the Group’s pro-rata interest in joint ventures accounted for using the proportionate consolidation method is as follows:

Balance Sheet Information	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Current assets	16	15
Noncurrent assets	41	62
Pension provisions	—	—
Other provisions	(14)	(16)
Financial liabilities	(2)	(3)
Remaining liabilities	(15)	(14)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Statement of Income Information	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Net sales	30	48
Operating result	—	4
Net income (loss)	(1)	3

Statement of Cash Flow Information	Dec. 31, 2004	Dec. 31, 2005

	(€ million)
Net cash provided by operating activities	9	3
Net cash provided by (used in) investing activities	3	(9)
Net cash provided by (used in) financing activities	(4)	1
Self-insurance
      Various Group companies are self-insured to different degrees. The maximum amount of any Group company’s self-insurance is for general liability up to €125 million per occurrence, and product liability up to €200 million per occurrence, including claims against our U.S. subsidiary.
Consolidated financial statements and other financial information
      See Item 18.
Legal Proceedings
      Bayer is involved in a number of legal proceedings. As a global company active in a wide range of life sciences and chemical activities, we may in the ordinary course of business become involved in proceedings relating to such matters as:

•	product liability;

•	competition and antitrust;

•	patent validity and infringement;

•	tax assessments; and

•	past waste disposal practices and release of chemicals into the environment.
      The following discussion, although not an exhaustive list of claims or proceedings in which Bayer AG or its subsidiaries are involved, nevertheless describes what we believe to be the most significant of those claims and proceedings. Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to Bayer. References to Bayer include claims or proceedings to which Bayer AG and/or one or more of its subsidiaries is a party.
      We cannot predict with certainty the outcome of any proceedings in which we are or may become involved. An adverse decision in a lawsuit seeking damages from us, or our decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If we lose a case in which we seek to enforce our patent rights or in which we have been accused of infringing another company’s patent rights, we will sustain a loss of future revenue if we no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses we might have to bear as a result of these actions are covered by insurance in some circumstances, the coverage under some of these insurance policies has (as indicated below) been exhausted, and other payments may not be covered by our insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to Bayer, and the payments, costs and expenses above

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
those already incurred or accrued could have a material adverse effect on our results of operations, financial position or cash flows.
     Product liability proceedings
     Cerivastatin litigation
      In August 2001 Bayer voluntarily ceased marketing the anticholesterol product cerivastatin (marketed in the United States and Canada under the trade name Baycol) in response to reports of serious side effects in some patients. Claims for compensation have been made against us in several countries. Many lawsuits were filed, primarily in the United States and Canada. It is possible that additional lawsuits may be filed in the United States and elsewhere.
      U.S. litigation. As of December 31, 2005, approximately 5,900 lawsuits were pending in the United States in both federal and state courts against Bayer, including putative class actions. The actions in the United States have been based primarily on theories of product liability, consumer fraud, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of Baycol and the establishment of a trust fund to finance the medical monitoring of former Baycol users. The federal cases were transferred to federal district court in Minnesota for coordinated discovery and other pre-trial proceedings. This court denied a motion for certification of nationwide personal injury, medical monitoring and economic refund classes on September 17, 2003. A motion to certify a class of persons claiming personal injuries was also denied by an Illinois state court. A Pennsylvania state court, which had certified a class of Pennsylvania residents who took Baycol and sought medical monitoring, granted judgment in favor of Bayer and denied all claims of the class. That same court certified a class of third party payors who allegedly suffered economic loss because the withdrawal of Baycol caused them to incur costs for unused medicine and expenses related to their patients changing to another medicine. Bayer has reached agreement to settle this matter. A state court in Oklahoma certified a class of Oklahoma residents who took Baycol and sustained muscular/ skeletal injuries as a result, and its decision has been upheld by the appellate courts. A state court in Illinois has certified a class of Illinois residents who purchased Baycol and who do not claim any personal injury. This class seeks monetary damages under the Illinois consumer protection law. The certification of a class is unrelated to a determination of our liability.
      Five U.S. cases have been tried to date to final judgment, all of which resulted in verdicts in our favor.
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to Baycol from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General. Prior to the withdrawal of Baycol, Bayer had a contract with the Department to provide it with a supply of Baycol. The investigation is a joint Department of Defense/Food and Drug Administration inquiry relating to Baycol. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it acted responsibly and fulfilled its responsibilities to the U.S. government, and has cooperated in the investigation, including by providing the information requested. Since April 2004, Bayer also has received civil investigative demands from 26 states seeking documents regarding the marketing of Baycol. These state investigations are being conducted pursuant to consumer protection laws. Bayer is not aware of any complaints filed in connection with these state investigations. In some countries, criminal proceedings have been initiated by the relevant authorities. Bayer believes that it acted responsibly in the marketing of Baycol and will cooperate in providing the information requested.
      Litigation in other countries. As of December 31, 2005, 70 actions were pending against Bayer companies in other countries, including class actions in Canada. Settlement agreements were entered into in January and March 2004 with lawyers representing plaintiffs in Ontario, Quebec and British Columbia who ingested Baycol. These agreements together establish a procedure to resolve claims of all Canadian residents arising from the alleged contraction of rhabdomyolysis from Baycol. However, in 2004 and 2005, provincial courts in Newfoundland and Manitoba granted motions to certify classes for residents of all Canadian provinces except for

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Québec and Saskatchewan, who claim personal injury from Baycol other than rhabdomyolysis. Bayer’s requests for leave to appeal these class certifications have been denied and these cases will proceed as class actions.
      Impact of cerivastatin litigation on Bayer. Without acknowledging any liability, we have settled 3,079 cases worldwide as of December 31, 2005, resulting in settlement payments of approximately U.S.$1.146 billion. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who experienced serious side effects while taking cerivastatin. After more than four years of litigation we are currently aware of fewer than 50 cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from cerivastatin may come to our attention. In cases where an examination of the facts indicates that cerivastatin played no part in the patient’s medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions.
      Following an agreement reached with the majority of the insurers in the cerivastatin litigation, Bayer established provisions in 2003 that resulted in a charge to the operating result of €300 million, reflecting an excess of the expected payments including defense costs over the expected insurance coverage. All insurers have since acceded to this agreement and have withdrawn their reservations of rights. As a result of updated facts in ongoing cases a further charge of €47 million and €43 million to the operating result were recorded in 2004 and 2005 respectively, each in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
      Due to the considerable uncertainty associated with the cerivastatin litigation, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted, Bayer could incur further costs that are not covered by the provisions already established. We will regularly review the necessity of further provisions and related charges to the operating result as the cerivastatin litigation proceeds.
      In the United States, Bayer co-promoted Baycol with SmithKline Beecham Corporation. SmithKline Beecham Corporation and Bayer have signed an allocation agreement under which SmithKline Beecham has agreed to pay five percent of all settlements and compensatory damage judgments arising out of actions based on the sale or distribution of Baycol in the United States, with each party responsible for paying its own attorneys’ fees.
     Blood plasma products litigation
      HIV-related actions. Since the 1980’s, Bayer, as well as other fractionators of plasma products, have been involved in lawsuits alleging that hemophiliacs became infected with the human immunodeficiency virus (HIV), or ultimately developed AIDS, by using allegedly infected clotting factor concentrates derived from human plasma. Plaintiffs brought actions on these grounds in the United States, Ireland, Italy, Taiwan, Argentina, Canada, Japan and Germany. All of the actions brought on these grounds by residents of the United States have been resolved. Actions brought on these grounds outside the United States are still pending. Bayer has established provisions in respect of this litigation in the amount of U.S.$12 million.
      HIV/HCV-related actions. In 2003, a putative class action against Bayer and other manufacturers was filed in the United States on behalf of U.S. residents claiming compensation for HCV (hepatitis C virus) infections and non-U.S. residents claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. The court denied the plaintiffs’ motion to certify a class. Prior to and since the denial of class certification, U.S. and non-U.S. residents filed additional cases involving multiple plaintiffs against Bayer and other manufacturers, claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. All of these matters have been filed in or transferred to federal district court in Illinois for coordinated proceedings.
      We believe that we have meritorious defenses in the blood plasma products litigation and intend to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
estimate potential liability and we will continue to consider the need to establish provisions as the proceedings continue.
     Phenylpropanolamine (PPA) litigation
      In late 2000, Bayer voluntarily discontinued marketing over-the-counter cough and cold remedies containing the decongestant phenylpropanolamine (PPA) in the United States in response to a recommendation from the FDA that manufacturers voluntarily discontinue marketing products containing PPA. The FDA issued this recommendation after one epidemiological study suggested a possible association between PPA and hemorrhagic stroke.
      As of December 31, 2005, approximately 300 lawsuits were pending in U.S. federal and state courts against Bayer, of which 140 name Bayer as the only manufacturing defendant. An additional 295 cases are on appeal in federal court after the plaintiffs’ claims had been dismissed for failure to comply with procedural requirements. No lawsuits have been filed outside the United States.
      The PPA claims primarily relate to compensation for alleged damage to health and personal injury, breach of warranty, negligent and reckless misrepresentation, entitlement to subsequent monitoring, reimbursement of the purchase price, and conspiracy to defraud and fraudulently conceal. Claims for punitive damages have also been filed.
      Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of U.S.$400,000. This case was settled in July 2005 while on appeal.
      Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. As of December 31, 2005, Bayer had settled 243 cases resulting in payments of approximately U.S.$41.6 million, without acknowledging any liability. Bayer will continue on a voluntary basis and without concession of liability, to offer fair compensation to people who suffered hemorrhagic stroke while taking a Bayer product containing PPA. Through December 31, 2005, Bayer had recorded a charge to the operating result in the amount of €78 million, of which €62 million were recorded in 2005 and €16 million in 2004. Such charges were for settlements already concluded or expected to be concluded, and defense costs which exceed the amount of existing insurance coverage.
      Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential payments with respect to the remaining pending PPA cases and thus additional provisions for such potential payments have not yet been made. Future insurance coverage for expenses incurred and damages suffered as a result of the PPA litigation is limited to €0.05 for each €1.00 incurred. Accordingly, Bayer could incur further costs that are not covered by the provisions already established. We will regularly review the necessity of further provisions and related charges to the operating result as the proceedings continue.
     Thimerosal litigation
      Bayer Corporation is a defendant in 7 lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from the use of Bayer products containing thimerosal, specifically immunoglobulin therapies. Other cases involving thimerosal in over-the-counter nasal spray products have been dismissed. Numerous manufacturers used thimerosal as preservative agents in vaccines and other medical products. Plaintiffs allege that use of products containing these compounds has caused autism, neurodevelopmental disorders and other injuries. They are requesting various remedies for the allegedly resulting injuries including compensatory, punitive and statutory damages and funding for medical monitoring and research. Additional cases may be filed. Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Isocyanate litigation
      Bayer is a defendant in three Alabama state court isocyanate cases. Collectively the cases involve the claims of more than 1,600 plaintiffs who allege personal injuries (primarily respiratory) caused by exposure to diphenylmethane diisocyanate (“MDI”) from products supplied by Bayer and other co-defendants. The products were used in underground coal mines in Alabama where the plaintiffs worked. Bayer’s co-defendants include two other MDI manufacturers, several distributors and contracting companies that used MDI-containing products in those mines. Plaintiffs assert claims of negligence, wantonness, outrage, failure to warn, misrepresentation, concealment, breach of warranties and conspiracy. Punitive damages are sought. A jury trial to decide common issues relating to defendants’ liability as to all of the more than 1,600 plaintiffs is scheduled to begin on April 13, 2006. A trial relating to the alleged injury and damages claims of an initial group of approximately 25 plaintiffs is scheduled to begin upon conclusion of the “common issues” trial.
      Bayer is a defendant in a purported class action filed in federal district court in Alabama. Bayer’s co-defendants include, isocyanate trade associations, MDI manufacturers, several distributors and contracting companies that used MDI-containing products in the underground coal mines where plaintiffs worked. The case was filed by fifteen (15) individual plaintiffs on behalf of themselves and a class of all similarly situated coal miners in the United States seeking redress for alleged personal injuries, declaratory and injunctive relief as a result of their alleged exposure. Plaintiffs likewise allege that they are entitled to medical monitoring for injuries that may manifest themselves in the future as a result of past MDI exposure.
      Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
     Proceedings involving Imidacloprid
      In the United States, keepers of honeybees and honeybee hives have filed a putative class action lawsuit against Bayer in the U.S. District Court for the Middle District of Pennsylvania alleging that imidacloprid caused damage to their honeybees, to the honey, the wax and the beekeeping equipment. In June 2005, the court denied plaintiffs’ motion to certify this matter as a class action. With the court’s action, nine individual plaintiff lawsuits remain. Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously. The Company believes, however, the aggregate amount of damages alleged in these individual lawsuits is not material.
     Antitrust proceedings
     Proceedings involving former rubber-related lines of business
      Government investigations. Bayer is the subject of criminal and civil investigations conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”), the Directorate General for Competition of the European Commission (“EC”), and the Canadian Competition Bureau (“CCB”) (collectively, the “Competition Authorities”). The Competition Authorities are investigating potential violations of their respective antitrust or competition laws involving certain of Bayer’s former rubber-related lines of business.
      Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer’s former rubber chemicals, ethylene propylene diene monomer (“EPDM”) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its former rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer pleaded guilty and paid a fine of U.S.$66 million. To settle charges related to allegations that its former NBR business unit engaged in anti-competitive activities between May and December 2002, Bayer pleaded guilty and paid a fine of U.S.$4.7 million. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its former rubber chemicals and NBR business. The DOJ investigation into potential antitrust violations involving EPDM remains ongoing.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The CCB is conducting criminal investigations of potential violations of Canadian competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. Bayer is in the process of negotiating settlement agreements with the CCB that would resolve all charges in Canada related to allegations that its former rubber chemicals and NBR business units engaged in anti-competitive activities between 1995 and 2001 and between May and December 2002, respectively. The CCB’s investigation into potential antitrust violations involving EPDM remains ongoing.
      The DOJ and the CCB have also launched criminal investigations of possible anti-competitive behavior involving a further product attributable to the former rubber related line of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these investigations. Conditional amnesty requires continued cooperation by Bayer.
      The EC has been conducting investigations of and initiated respective proceedings regarding potential violations of European competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. In December 2005, the EC imposed a fine of €58.9 million on Bayer in concluding the rubber chemicals proceeding. The EC investigations into potential antitrust violations involving EPDM and NBR remain ongoing. Bayer is cooperating with the EC and the anti-trust authorities of certain member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to Bayer’s former rubber-related lines of business. The EC and certain member state authorities have granted conditional amnesty from the imposition of fines in connection with the investigations involving these additional products. Conditional amnesty requires continued cooperation by Bayer.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including multiple putative class actions pending before various federal courts in the United States. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber (“CR”). In the state court actions, the plaintiffs have alleged violations based on the defendants’ purported participation in a conspiracy to fix prices and seek damages as indirect purchasers of the allegedly affected products. In the federal court actions, the plaintiffs have alleged the defendants’ participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. Bayer has reached agreements or agreements in principle to settle a number of these court actions. Certain of these agreements, once finalized, remain subject to court approval. The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
      Bayer also has been named, among others, as a defendant in multiple putative class action lawsuits in three Canadian courts. The actions involve rubber chemicals, EPDM, NBR and CR. In the Canadian actions, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various preliminary stages.
     Proceedings involving polyester polyols, urethanes and urethane chemicals
      Government investigation. Bayer Corporation was the subject of a criminal antitrust investigation by the DOJ involving allegations that it had engaged in anti-competitive activities from February 1998 through December 2002 with respect to adipic-based polyester polyols. Under the terms of a September 2004 settlement agreement with the DOJ, Bayer Corporation pleaded guilty and paid a fine of U.S.$33 million. The agreement resolves all criminal charges against Bayer Corporation in the United States for activities related to its adipic-based polyester polyols business. The CCB in Canada is conducting a similar investigation.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as defendants in lawsuits including multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing with respect to polyester polyols and/or urethanes and urethane chemicals. Plaintiffs in the federal court actions seek damages on behalf of direct purchasers of polyester polyols and related polyurethane systems, while

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
plaintiffs in the state court actions seek damages on behalf of indirect purchasers of products that contain urethanes and urethane chemicals. These cases are at various preliminary stages.
      Bayer also has been named, among others, as a defendant in putative class action lawsuits involving polyester polyols in two Canadian courts, involving allegations of a price fixing conspiracy. The Canadian plaintiffs seek damages on behalf of a class of direct and indirect purchasers of the allegedly affected products. These cases are at various preliminary stages.
     Proceedings involving polyether polyols and other precursors for urethane end-use products
      Civil litigation. Bayer has also been named, among others, as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage, and a motion to dismiss the consolidated action is currently pending. Bayer has reached an agreement to settle all of the class action cases, subject to court approval, relating to polyether polyols, MDI and TDI (and related systems) direct purchaser claims. The foregoing settlement does not resolve all of the pending civil litigation with respect to the aforementioned products, nor does it preclude the bringing of additional claims.
     Impact of rubber-related and urethane-related antitrust proceedings on Bayer
      In consideration of the portion allocated to Lanxess, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. Bayer created a provision of €80 million as of December 31, 2005 in respect of the rubber-related EU proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any additional fines.
      These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil claims was based on the expected payments under the settlement agreements or agreements in principle described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. We cannot predict the size or impact of the opt-out groups, if any, on the settlement agreements recently approved or awaiting court approval.
      Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
      The financial risk associated with the rubber-related and urethane-related antitrust proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges, which are also currently not quantifiable will become necessary.
      Additionally, Bayer and its former affiliate Lanxess AG entered into a master agreement, dated September 22, 2004, pursuant to which the parties, among other things, apportion liability for certain of the antitrust proceedings described above. For a general description of this apportionment mechanism, please refer to Item 10 Additional Information — Material Contracts.
     Proceedings involving Ciprofloxacin
      In January 1997, Bayer settled a patent infringement suit it brought in the United States against Barr Laboratories, Inc. This suit had arisen when Barr filed an Abbreviated New Drug Application (“ANDA”) (IV) seeking regulatory approval of a generic form of Bayer’s ciprofloxacin anti-infective product, which we sell

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
in the United States under the trademark Cipro®. Shortly after settling this suit, Bayer applied to the U.S. Patent and Trademark Office for re-examination of its patent. The Patent and Trademark Office reissued the patent in February 1999. In addition, Bayer’s Cipro® patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer’s patent was upheld. The patent expired in December 2003.
      Since July 2000, Bayer has been named as one of several defendants in 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has since been dismissed) filed in a number of state and federal courts in the United States. The plaintiffs in these suits allege that they are direct or indirect purchasers of Cipro® who were damaged because Bayer’s settlement of the Barr ANDA (IV) litigation prevented generic manufacturers from selling a generic version of Cipro®. The plaintiffs allege that the settlement violated various federal antitrust and state business, antitrust, unfair trade practices, and consumer protection statutes, and seek treble damages and injunctive relief. The Barr settlement is also the subject of an ongoing antitrust investigation by the U.S. Federal Trade Commission and a number of state attorneys general.
      All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. In May 2004, Bayer moved for summary judgment on all of plaintiffs’ antitrust claims in the consolidated cases brought by direct purchaser and indirect purchaser plaintiffs pending in that court, including certain plaintiffs’ claims related to Bayer’s actions during the prosecution of the Cipro® patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs’ patent-related claims on grounds that these claims do not state a claim for relief under the antitrust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. On March 31, 2005, the court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision.
      The remaining lawsuits consist of a class action lawsuit brought on behalf of indirect purchasers in California state court, as well as putative class action lawsuits in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases have been dismissed by the trial courts and plaintiffs have appealed the dismissals. On December 13, 2005, the New York intermediate appellate court affirmed dismissal of the New York class action suit. The California and Kansas cases have been stayed. Bayer Corporation filed an answer in the Florida state court action, and there has been no subsequent activity in that case. A motion to dismiss is pending in the Tennessee state court proceeding.
      These cases may involve joint and several liability among the defendants, in the aggregate allege substantial unquantified damages and also seek treble and punitive damages and penalties. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. However, we believe that we have meritorious defenses to the above-described litigation and intend to defend them vigorously. We will regularly consider the need to establish provisions as the proceedings continue.
     Proceedings involving Premise
      Bayer and BASF Corporation, are named as defendants in a putative nationwide class action pending in federal court in North Carolina. Plaintiff alleges that Bayer conspired with intermediaries to fix the price at which those intermediaries resold the Bayer product Premise to pest control operators and that Bayer conspired with BASF Corporation to utilize an agency system for distributing Premise (and BASF’s termiticide), permitting them to maintain prices at a high levels in violation of the Sherman Act. The plaintiff asserts that it is entitled to recover on behalf of the proposed class a total amount in excess of U.S.$200 million (subject to trebling and the addition of plaintiff’s antitrust fees, under the antitrust laws). Formal discovery has commenced, but plaintiff has not yet moved for certification of the proposed class.
      We believe that we have meritorious defenses in the proceedings involving Premise and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Average wholesale price manipulation proceedings
      Sixty-one pending lawsuits allege that a number of pharmaceutical companies, including Bayer, manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. Some of these purported class actions allege injury to patients or payors. However, no class has yet been certified against Bayer. In addition, suits have been filed by the attorneys general of eight states as well as the City of New York and numerous New York counties. These suits generally seek to recover for excess costs incurred by the governmental entities and their constituents as a result of the alleged overcharges. Discovery is proceeding.
      The claims of four states have been dismissed based on our settlement of earlier AWP litigation. We believe that we have meritorious defenses in the remaining actions and intend to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. We will regularly consider the need to establish provisions as the proceedings continue.
     Patent validity challenges and infringement proceedings
     Proceedings involving Moxifloxacin
      In February 2004, Bayer received a notice letter pursuant to the Hatch-Waxman Act from the generic manufacturers Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. stating that they had filed ANDAs with the U.S. FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Avelox®, our respiratory tract anti-infective, prior to the expiration of one or more patents covering Avelox® and/or its use. Dr. Reddy’s sought the approval for its generic product prior to the expiration of three Bayer patents protecting the active ingredient of Avelox®, moxifloxacin, which expire on December 11, 2011, March 14, 2014, and December 5, 2016, respectively. Bayer filed a patent infringement suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories Inc. in the United States District Court for the District of Delaware alleging infringement of the first two U.S. patents listed above. Dr. Reddy’s alleged that the patents are invalid, not infringed and unenforceable.
      A trial has been scheduled for Spring 2006. If the court rules that the applicant’s product will not infringe the patent or that the patent is invalid or unenforceable, the FDA may grant approval immediately. If, on the other hand, the court rules that the product will infringe the patent, the FDA may not grant final approval until the original patent has expired. We believe that we have meritorious claims and defenses in this action and intend to defend Bayer’s patents vigorously.
      Bayer received separate notice letters from two other generic manufacturers, each stating that it had filed an ANDA seeking regulatory marketing approval for a generic version of Avelox®. Each sought approval of its generic product to be effective after the first two Bayer patents listed above had expired but prior to the expiration of the third patent listed above. Bayer has not filed actions against either manufacturer.
     Proceedings involving Kogenate
      Patent-related. In April 2003, two affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring LLC, filed a lawsuit against Bayer in federal district court in Pennsylvania alleging that Bayer’s manufacture and distribution of Kogenate® constitutes an infringement of U.S. Patent No. 5,565,427, expiring in 2013. Bayer denied that allegation and averred that the patent is invalid or that Bayer’s contract with Aventis Behring for the supply to them of a recombinant factor VIII product known as Helixate® includes any necessary license. After re-examination of the patent, the U.S. Patent and Trademark Office has indicated its intent to issue a re-examination certificate. Discovery in this matter is proceeding. Bayer believes it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Contract-related. In December 2003, Aventis Behring filed suit against Bayer in state court in Pennsylvania, alleging that Aventis Behring has been damaged as a result of Bayer’s breach of a contract to supply Aventis Behring with agreed-upon quantities of Helixate®. Discovery in this matter is ongoing. Bayer believes it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
     Proceeding involving blood glucose monitors
      In August 2005 Abbott commenced a lawsuit in a federal district court in California against Bayer and Roche Diagnostics alleging infringement of two of Abbott’s U.S. patents relating to blood glucose monitoring devices. The Bayer product accused of infringing the Abbott patents is the Ascensia Contour system, which is supplied to Bayer by Matsushita. Bayer believes that it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability. Matsushita is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed by Matsushita for a substantial portion of all such costs and liability, if any.
     ADVIA Centaur®-related actions
      Patent-related action. In February 2003, Bayer HealthCare LLC sued Abbott Laboratories in the U.S. District Court for the District of Delaware alleging that Abbott’s Architect® immunoassay analyzer infringes four Bayer U.S. patents protecting Bayer’s ACS:180® SE Automated Chemiluminescence System. A jury trial in this case was scheduled for late 2005. In September 2004, Abbott filed suit in the U.S. District Court for the District of Delaware against Bayer HealthCare LLC and Bayer Corporation alleging that Bayer is infringing three U.S. patents by the operation of Bayer’s ADVIA Centaur® Immunoassay System. In mid-2005, Abbott voluntarily withdrew its countersuit against Bayer. In November 2005, the parties settled Bayer’s case against Abbott.
Securities litigation
      Bayer AG and Bayer Corporation, along with two of their current or former officers, have been named as defendants in a purported class action lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of our cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following our voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs seek unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depository Receipts) between August 4, 2000 and February 21, 2003 at allegedly inflated prices. On September 14, 2005, the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer believes that it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.
     Asbestos litigation
      Bayer is a defendant in asbestos cases in the United States which allege that Bayer, along with other premises defendants, employed contractors at industrial sites where they were exposed to asbestos and were injured. Plaintiffs contend that Bayer failed to warn or protect them from the known hazards of asbestos during the 1960s, 1970s and 1980s. The majority of cases are pending in West Virginia and Texas.
      A Bayer subsidiary in the United States also is the legal successor to entities that sold asbestos-containing products from the 1940’s until 1976 and is named as a defendant in asbestos-related litigation. Bayer is and has been fully indemnified for its costs with respect to this litigation by Union Carbide. Union Carbide continues to

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
accept Bayer’s tender of these cases, and it defends and settles them in Bayer’s name, in its own name and in the name of the several predecessor companies to Bayer.
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
Other commercial proceedings
     Proceedings involving Everest
      In January 2004, the purchaser of Bayer’s Everest herbicide business, Arvesta, filed a lawsuit demanding rescission of the asset purchase agreement and return of the purchase price or, alternatively, monetary damages. Arvesta alleged that Bayer withheld material information concerning Everest use in the United States and Canada. This case was settled in April 2005 for an immaterial amount and the lawsuit dismissed with prejudice.
     Lyondell Arbitration
      Bayer asserted claims against Lyondell Chemical Company and/or certain of its subsidiaries (“Lyondell”) in a binding arbitration proceeding for breach of contract, declaratory judgment and related causes of action. Bayer seeks to recover alleged overcharges in connection with the parties’ joint venture in the manufacture of propylene oxide, and to recover damages for alleged violation of the parties’ non-compete agreement. Damages sought total approximately U.S.$274 million through December 31, 2004. Lyondell counterclaimed against Bayer for more than U.S.$121 million in damages through June 2005. The hearing in this matter was held in November 2005. Closing arguments were scheduled for February 2006. The parties also seek pre-judgment interest and attorneys fees and costs.
      Bayer also has notified Lyondell of its potential claim for approximately U.S.$94 million in connection with Lyondell’s failure to compensate Bayer for taking approximately 351 million pounds of propylene oxide from Bayer’s share of capacity under the joint venture. The parties are in the process of exchanging dispute resolution communications concerning this potential claim.
      Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
     Proceedings involving Limagrain Genetics Corporation
      In July 2004, Bayer, as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain is seeking indemnification from Bayer for liability Limagrain has incurred to a third party, Midwest Oilseeds. This liability arises from a judgment entered against Limagrain, and upheld on appeal, for an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Limagrain seeks indemnification for more than U.S.$60 million. An arbitration proceeding between Limagrain and Bayer was held in October 2005, and Bayer is awaiting the decision of the arbitration panel. In a parallel proceeding in France, Limagrain has sued Bayer, as successor in interest to Rhone Poulenc Agrochimie S.A., to recover the judgment amount Limagrain is obligated to pay Midwest Oilseeds. Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Effect of new accounting pronouncements
     U.S. GAAP
      In July 2005, the FASB issued FSP No. APB 18-1 (Accounting by an Investor for Its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence). The FSP states that an investor’s proportionate share of an investee’s equity adjustments for other comprehensive income should be offset against the carrying value of the investment at the time significant influence is lost. The guidance in this FSP is effective as of the first reporting period beginning after July 12, 2005. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial positon, results of operations and cash flows.
Leverkusen, February 28, 2006
Bayer Aktiengesellschaft
The Board of Management