Form 20-F
period 2006-12-31
BAYER AKTIENGESELLSCHAFT
filed 2007-03-15
CIK 1144145

As filed with the Securities and Exchange Commission on March 15, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
        As of December 31, 2006, 764,341,920 ordinary shares, of no par value, of Bayer AG were outstanding.
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
      The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.
      Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
Forward-Looking Information
      This annual report on Form 20-F contains forward-looking statements that reflect our current plans and expectations. As these statements are based on current plans, estimates and projections, you should not place undue reliance on them. We generally identify forward-looking statements with words such as “expect”, “intend”, “anticipate”, “plan”, “believe”, “estimate” and similar expressions.
      We caution you that known and unknown risks, uncertainties and other factors may cause our actual future results, performance, achievements, developments or financial position to be materially different from any results, performance, achievements, developments or financial position expressed or implied by forward-looking statements. These factors include, but are not limited to:

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
      A discussion of these and other factors that may affect our actual future results, performance, achievements, developments or financial position is contained in Item 3, Key Information — Risk Factors, various “Strategy” sections in Item 4, Information on the Company, Item 5, Operating and Financial Review and Prospects and elsewhere in this annual report on Form 20-F.
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

      As a result, although a multilateral treaty to which both Germany and the United States are a party guarantees service of writs and other legal documents in civil cases if the current address of the defendant is known, it may be difficult or impossible for you to effect service of process upon these persons from within the United States.
      Also, because these persons and assets are outside the United States, it may be difficult for you to enforce judgments against them, even if these judgments are of U.S. courts and are based on the civil liability provisions of the U.S. securities laws.
      If you wish to execute the judgment of a foreign court in Germany, you must first obtain from a German court an order for execution (Vollstreckungsurteil). A German court may grant an order to execute a U.S. court judgment with respect to civil liability under the U.S. securities laws if that judgment is final as a matter of U.S. law. In granting the order, the German court will not enquire whether the U.S. court judgment was, as a matter of U.S. law, correct. However, the German court must refuse to grant the order if:

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
      You should be aware that German courts hold certain elements of some U.S. court judgments, for example, punitive damages, to violate important principles of German law. Judgments for ordinary compensatory damages are generally enforceable, unless in an individual case one of the reasons described above would prohibit enforcement.
      If you bring an original action before a German court based on the provisions of the U.S. securities laws and the German court agrees to take jurisdiction over the case, the court will decide the matter in accordance with the applicable U.S. laws, to the extent that these do not violate important principles of German law. However, the German court may refuse to accept jurisdiction if another action is pending before a U.S. or other foreign court in the same matter. Furthermore, the German court might decide that, for a lawsuit brought by a U.S. resident under U.S. law against a defendant that, like Bayer, has a significant presence in the United States, a U.S. court would be the more proper forum.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information
Selected Financial Data
      We derived the following selected financial data for each of the years in the five-year period ended December 31, 2006 from our consolidated financial statements. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS and, where indicated, in accordance with U.S. Generally Accepted Accounting Standards, or U.S. GAAP. Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board (IASB), replacing the earlier International Accounting Standards, or IAS. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix “IAS”. Note 41 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F describes the reconciliation of significant differences between IFRS and U.S. GAAP.
      In this annual report on Form 20-F we have translated certain euro amounts into U.S. dollar amounts at the rate of $1.3197 = €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006, the last currency trading day in December 2006. We have translated these amounts solely for your convenience, and you should not assume that, on that or any other date, one could have converted these amounts of euros into dollars at that or any other exchange rate.

      The financial information presented below is only a summary. You should read it together with the consolidated financial statements included in Item 18.

Consolidated Income Statement Data

	Year Ended December 31,

	2002	2003	2004	2005	2006	2006

	€	€	€	€	€	$
	(In millions, except per share data)
IFRS:
Net sales (continuing operations)(a)	20,022	20,222	20,925	24,701	28,956	38,213
Operating result (continuing operations)(a)	788	526	1,657	2,514	2,762	3,645
Non-operating result(a)	(401)	(687)	(632)	(602)	(782)	(1,032)
Income before income taxes(a)	387	(161)	1,025	1,912	1,980	2,613
Income taxes(a)	3	74	(401)	(538)	(454)	(599)
Income (loss) after taxes(a)	390	(87)	624	1,374	1,526	2,014
Income (loss) after taxes from discontinued operations(a)	688	(1,204)	58	221	169	223
Income (loss) after taxes total	1,078	(1,291)	682	1,595	1,695	2,237
Minority stockholders’ interest	(3)	(12)	3	2	(12)	(16)
Net income (loss)	1,075	(1,303)	685	1,597	1,683	2,221
Adjustment for financing expenses for the mandatory convertible bond, net of tax effect (c)	—	—	—	—	72	95
Adjusted net income (loss)(c)	1,075	(1,303)	685	1,597	1,755	2,316
Average number of shares in issue(c)	730	730	730	730	746	746
Potential ordinary shares (mandatory convertible bond)(c)	—	—	—	—	46	46
Adjusted weighted average number of shares issued and potential ordinary shares(c)	730	730	730	730	792	792
Operating result from continuing operations
per share(a)(c)	1.08	0.72	2.27	3.44	3.49	4.60
Basic and diluted net income (loss) per share(c)	1.47	(1.78)	0.94	2.19	2.22	2.92
Dividends per share(c)	0.90	0.50	0.55	0.95	N/A (b)	N/A (b)
U.S. GAAP:
Net income (loss)	1,277	(1,445)	653	1,327	269	353
Adjustment for guaranteed dividend(d)	—	—	—	—	(26)	(34)
Net income available to common stockholders (d)	1,277	(1,445)	653	1,327	243	319
Basic and diluted net income (loss) per share(d),(e)	1.75	(1.98)	0.89	1.82	0.33	0.43

(a)	Prior year data have been adjusted to reflect the fact that the Diagnostics division, the H.C. Starck business and the Wolff Walsrode business are reported as discontinued operations. For further information on these restatements, see Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

(b)	The dividend payment for 2006 has not yet been decided on. Our Supervisory Board has accepted our Board of Management’s proposal to recommend at our Annual Stockholders’ Meeting a dividend for 2006 of €1.00 per share, for a total dividend of €764 million.

(c)	IAS 33 (Earnings per Share) provides that ordinary shares that will be issued upon the conversion of a mandatorily convertible instrument are included in the calculation of basic earnings per share from the date the convertible instrument is entered into. We therefore have added the shares to be issued upon conversion of our mandatory convertible bond to our average number of shares in issue. Because these shares are deemed already to have been converted into equity for purposes of IAS 33, we have also adjusted our net income (loss) for purposes of the per share calculations to exclude the financing expenses (net of tax effect) we accrued on the mandatorily convertible bond.

(d)	Under U.S. GAAP, net income available to common shareholders is reduced by the guaranteed dividend payable to the minority shareholders of Bayer Schering Pharma AG under the terms of the Domination and Profit and Loss Transfer Agreement we entered into with Bayer Schering Pharma AG.

(e)	According to SFAS No. 128 (Earnings per Share), potential shares to be issued upon conversion of a mandatory convertible bond are not to be included in the calculation of basic earnings per share. The potential shares to be issued upon conversion were not included in the computation of diluted earnings per share for U.S. GAAP purposes because their effect would be antidilutive.

Consolidated Balance Sheet Data

	December 31,

	2002	2003	2004	2005	2006	2006

	€	€	€	€	€	$
	(In millions)
IFRS:
Total assets	40,966	37,516	37,588	36,722	55,891	73,759
Stockholders’ equity	14,666	11,290	10,943	11,157	12,851	16,959
Liabilities	26,300	26,226	26,645	25,565	43,040	56,800
of which noncurrent financial obligations	7,228	7,288	7,025	7,185	14,723	19,430
U.S. GAAP:
Stockholders’ equity	16,734	13,325	13,046	12,347	12,181	16,076
Total assets	42,668	38,012	38,496	38,133	54,756	72,261
Dividends
      The following table indicates the dividends per share paid from 2004 to 2006. Stockholders who are U.S. residents should be aware that they will be subject to German withholding tax on dividends received. See Item 10, Additional Information — Taxation.

	2004	2005	2006

Total dividend (€ in millions)	402	694	N/A	(a)
Dividend per share (€)	0.55	0.95	N/A	(a)
Dividend per share ($)	0.68	1.18	N/A	(a)

(a)	The dividend payment for 2006 has not yet been decided on. Our Supervisory Board has accepted our Board of Management’s proposal to recommend at our Annual Stockholders’ Meeting a dividend for 2006 of €1.00 per share, for a total dividend of €764 million.
      See also Item 8, Financial Information — Dividend Policy and Liquidation Proceeds.

Exchange Rate Data
      The following table shows, for the periods and dates indicated, the exchange rate of the U.S. dollar to the euro based on the noon buying rate of the Federal Reserve Bank of New York. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the market price of our shares and ADSs, the U.S. dollar amount received by holders of our shares and ADSs on conversion by the Depositary of any cash dividends paid in euro and the U.S. dollar translation of our results of operations and financial condition.

Year	Period End	Average	High	Low

	(U.S. dollar per euro)
2002	1.0485	0.9454	1.0485	0.8594
2003	1.2597	1.1321	1.2597	1.0361
2004	1.3538	1.2438	1.3625	1.1801
2005	1.1842	1.2449	1.3476	1.1667
2006	1.3197	1.2563	1.3327	1.1860

Previous six months	High	Low

	(U.S. dollar
	per euro)
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
      The exchange rate of the U.S. dollar to the euro based on the noon buying rate of the Federal Reserve Bank of New York on February 28, 2007 was $1.3230 = €1.00. In this annual report on Form 20-F, we have translated certain euro amounts into U.S. dollar amounts at the rate of $1.3197 = €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006, the last currency trading day in December 2006.
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

Failure to develop new products and production technologies may harm our competitive position
      We devote substantial resources to research and development. Because of the lengthy development process, technological challenges, regulatory requirements and intense competition, any of the products we are currently developing, or may begin to develop in the future, may fail to become market-ready or fail to achieve commercial success in a timely manner or at all. For these reasons, we may be unable to meet our expectations and targets with respect to products we are currently developing, particularly in our Pharmaceuticals segment; Crop Protection and BioScience business groups. Our competitive position could be harmed, causing our results to suffer, if we are unsuccessful in developing and marketing commercially viable new products and production technologies.
      The growing importance of plant biotechnology in the crop protection field could reduce market demand for some of our agrochemical products and, if our competitors rather than we supply those biotechnological products, could lead to declines in our revenues.

Regulatory controls and changes in public policy may reduce the profitability of new or current products
      We must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of our products. In some countries, including the United States, regulatory controls have become increasingly demanding. We expect that this trend will continue in the United States and will continue to expand in other countries, particularly those of the European Union (EU). Each of the risks relating to regulatory matters we describe here, as well as others that we may not foresee, may lead to material adverse effects on our financial condition and results of operations.
      Our life science businesses are subject to particularly strict regulatory regimes. Increasing regulatory requirements, such as those governing clinical or (eco-) toxicological trials, may raise product development costs and the time it takes to bring new products to market, thus reducing the overall financial benefits deriving from these products. Failure to achieve regulatory approval of new products in a timely manner or at all can mean that we do not recoup our research and development costs and/or commercial investment through sales of that product.
      Pharmaceutical product prices in particular are subject to controls or pressures in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices. Price controls limit the financial benefits of growth in the Pharmaceuticals segment and the introduction of new products. We expect that price controls and pressures on pricing will remain or increase, which may further limit our financial benefits from the affected products.
      Adverse effects of our products discovered after regulatory approval or registration can lead to a withdrawal from the market, due either to regulatory actions or our voluntary decision to stop marketing the product. This can mean that the affected product ceases to generate revenue, and related expenses can lead to material losses. In particular, and as described below, litigation resulting from negative effects of our products can materially and adversely affect our financial condition and results of operations.
      EU legislation on chemicals such as the Registration, Evaluation, Authorization of Chemicals (REACH) legislation adopted in December 2006 by the European Commission, the proposed regulation implementing the United Nations’ Globally Harmonized System of Classification and Labeling of Chemicals (GHS) and the proposed regulation replacing directive 91/414/ EEC concerning the placing of plant protection products on the market could mandate a significant increase in the testing and assessment of all chemicals. This may lead to increased costs and reduced operating margins for these products. For more detailed information on these regulations, see Item 4, Information on the Company — Business — Governmental Regulation.

The loss of patent protection/ineffective patent protection or patent expiration may reduce revenues
      We are involved in lawsuits to enforce our patent rights in our products. In addition, generic manufacturers and others, particularly in the United States, may seek marketing approval for pharmaceutical or agricultural products currently under patent protection by attacking the validity or enforceability of a patent. If we are unsuccessful in defending our patent, our product could be exposed to generic competition before the patent expiration date. See Item 8, Financial Information — Legal Proceedings for a discussion of patent-related proceedings.
      We may also be required to defend ourselves against charges of infringement of patent or proprietary rights of third parties. This could result in a loss of rights to develop or make certain products or require us to pay monetary damages or royalties or license proprietary rights from third parties.
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

      After a patent expires the producer of the formerly patented product is likely to face increased competition from generic products entering the market. See Item 4, Information on the Company — Business — Intellectual Property Protection for a discussion of the scheduled expiration dates of our significant patents.
      In response to rising healthcare costs, many governments (including many U.S. states) and private health care providers, such as health maintenance organizations (HMOs) in the United States, have instituted reimbursement schemes favoring less expensive generic pharmaceuticals over brand-name pharmaceuticals, as well as other cost controls. We expect that the pressure for generic substitution will increase as a result of the implementation of the Medicare prescription drug benefit in 2006.
      Reductions in the level of patent protections, and the competition posed by generic products, can materially and adversely affect our financial condition and results of operations.

Potential liabilities due to cross-contamination
      A cross-contamination of our Crop Protection products especially with highly active herbicides, can cause damages to the targeted seeds and crops. Furthermore, even with state-of-the-art agricultural practices and grain handling processes, the possibility remains that unintended trace amounts of genetically modified organisms might appear in non-targeted crops and/or foodstuffs. Those contaminations may result in increasing regulations, product recalls and compensation claims, and could also harm our reputation.

Cyclicality may reduce our operating margins or cause operating losses
      The performance of our Materials and Systems segments is affected by the cyclicality of the industries in which they operate. Low periods in the business cycles are characterized by decreasing demand and excess capacity. These factors lead to price pressure and intense competition. This may result in volatile operating margins across the business cycle and to operating losses in these businesses. Expectations of growth, especially in regions including China, Japan, Taiwan and India, among others, may lead producers to increase their production capacities. Future growth in demand may not be sufficient to absorb those capacity additions without significant downward pressure on prices, which can adversely affect our financial condition and results of operations.
      The agriculture sector is particularly subject to weather conditions and fluctuations in commodity prices, which may lead to a negative impact on our business results. For example, a drought will often reduce demand for our fungicides products.

Our operating margins may decrease if we are not able to pass increased raw material prices on to customers
      Our Materials and Systems segments use significant amounts of petrochemical based raw materials and energy for manufacturing a wide variety of our products. The prices of raw materials and energy vary with market conditions and may be highly volatile. Price increases for raw materials will lead to higher production costs. There have been in the past, and may be in the future, periods during which we are not able to pass all of those costs on to our customers. This consequently leads to decreasing profit margins and potentially to material adverse effects on our financial condition and results of operations.

Shortages of our products due to capacity decreases may reduce sales
      Production at some of our manufacturing facilities could be adversely affected by, for example, technical failures, natural disasters, regulatory rulings, terrorist attacks or supply disruptions of key raw materials or intermediates. Production capacities at one or more of our sites or major plants could therefore decline temporarily or over the long term.
      Our biological products business within the Pharmaceuticals segment, in particular, generally employs complicated production processes that are more subject to disruption than is the case with other processes and therefore pose increased risk of manufacturing problems, unplanned shutdowns and loss of products.

      If in these or other cases we are unable to shift sufficient production to other plants or draw on our inventories, we may suffer declines in sales revenues and in our results, be exposed to damages claims and suffer negative effects on our corporate reputation. These may in turn have material adverse effects on our financial condition and results of operations.

Risks from the handling of hazardous materials and environmental liabilities could negatively impact our operating results
      Bayer’s operations are subject to the operating risks associated with chemical manufacturing, including the related risks associated with filling, storage and transportation of raw materials, products and wastes. These risks include, among other things, the following hazards: pipeline and storage tank leaks and ruptures; fires and explosions; malfunction and operational failure; and releases, discharges or disposal of toxic and/or hazardous substances resulting from these or other causes.
      These operating risks have the potential to cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities, business interruptions and the imposition of civil or criminal penalties. Any of these events could negatively impact the reputation of the company and lead to material adverse effects on our financial condition and results of operations.
      The environmental laws of various jurisdictions impose actual and potential obligations on Bayer to remediate contaminated sites. The costs of these environmental remediation obligations could be material. In particular, our accruals for these obligations may be insufficient if the underlying assumptions prove incorrect or if we are held responsible for additional, currently undiscovered, contamination. See Item 4, Information on the Company — Business — Governmental Regulation.

Disruptions in our information technology systems can lead to disruptions in our business processes
      Bayer is increasingly dependent on information technology systems to support a wide variety of key business processes as well as internal and external communication. Significant disruption of these systems due to e.g., technical failures, errors or viruses can, despite all safety measures, cause a loss of data and/or disruption of business processes such as production, sales, distribution or accounting. This could lead to loss of sales and to higher costs as we seek to recover from events like this.

Failure to compete successfully or integrate newly acquired businesses may reduce our operating profits
      Bayer operates in highly competitive industries. Our competitors may realize significant product innovations or technical advances, or intensify price competition. Any failure by us to keep pace with these innovations or advances, or price strategies, could materially harm our operating results and financial condition.
      We depend on third parties for the marketing of some of our products, most notably in our Pharmaceuticals segment. Therefore, our operating performance is influenced by the quality of our partners’ marketing and sales performance.
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
      See Item 8, Financial Information — Legal Proceedings for a description of legal challenges to the shareholder resolution on the domination and profit and loss transfer agreement between Bayer Schering Pharma AG, Berlin, Germany and Bayer Schering GmbH, Leverkusen, Germany passed at the Extraordinary Shareholders’ Meeting of Bayer Schering Pharma AG held on September 13, 2006.
      The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily as a result of our recent acquisitions. Although we do not currently have an indication of any significant additional impairments, impairment testing under IFRS 3 may lead to further impairment charges in the future. Any significant impairment charges would have a significant adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations see Item 5, Operating and Financial Review and Prospects — Critical Accounting Policies — Intangible assets and property, plant and equipment.

Existing insurance coverage may turn out to be inadequate
      We seek to cover losses resulting from foreseeable risks through insurance coverage. Our insurance coverage, however, may not fully cover the risks to which the company is exposed. This can be the case with respect to insurance covering legal, environmental and administrative claims, as discussed above, as well as with respect to insurance covering other risks. For certain risks, adequate insurance coverage may not be available on the market or may not be available at reasonable conditions. Any harm resulting from the materialization of these risks could result in significant capital expenditures and expenses and in liabilities, which could have material adverse effects on our results of operations and financial condition.

Significant fluctuations in exchange rates affect our financial results
      Bayer conducts a significant portion of its operations outside the euro currency zone. Fluctuations in currencies of countries outside the euro zone, especially the U.S. dollar and the Japanese yen, can materially affect our revenue as well as our operating results. For example, changes in currency exchange rates may affect the relative prices at which our competitors and we sell products in the same market, the cost of products and services we require for our operations and other euro-denominated items in our financial statements. These fluctuations can harm our results. From time to time, we may use financial instruments to hedge some of our exposure to foreign currency fluctuations. Potential losses under these instruments can be material. For further information about the instruments we use, see Item 11, Quantitative and Qualitative Disclosures about Market Risk.

Negative developments affecting the capital markets may make additional contributions to our pension funds necessary, and changes in the yield assumptions could have an impact on the valuation of liabilities
      Plan assets to cover our future pension obligations are comprised of equity, fixed-income instruments and other assets. Declining capital returns can have a negative impact on the funding status of our plans. Therefore, additional contributions to the plans could be necessary in order to cover future pension obligations. Additionally, changes in demographic assumptions (e.g., compensation increase rates, retirement rates and health care cost trends) or biometric assumptions (e.g., mortality rates) could also have a negative impact on the funding status of our plans. For further details on underfunding of pensions and other post-retirement benefit obligations, refer to Note 25 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F. Future expenses or cash contributions that become necessary under our pension or post-retirement benefit plans could have a material adverse effect on our financial condition and results of operations.

Litigation and administrative claims could harm our operating results and cash flows
      We are involved in a number of legal proceedings and may become involved in additional legal proceedings. These proceedings include in particular claims alleging product liability, patent infringement, breach of contract and antitrust violations. If our opponents in these lawsuits obtain judgments against us or if we determine to settle any of these lawsuits, we could be required to pay substantial damages and related costs.
      In cases where we consider it appropriate, we have established provisions to cover potential litigation-related costs. Increased risks currently result from litigation commenced in the United States after we voluntarily withdrew Lipobay/ Baycol (cerivastatin) from the market, antitrust proceedings relating to our polymers business and antitrust proceedings associated with Bayer’s ciprofloxacin anti-infective product, Cipro®.
      Since the existing insurance coverage with respect to Lipobay/ Baycol is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the provisions already established. We will regularly review whether further accounting measures are necessary depending on the progress of the litigation. Please see also — Existing insurance coverage may turn out to be inadequate.
      Bayer expects that, in the course of the antitrust proceedings relating to our polymers business, additional charges, which are currently not quantifiable, will become necessary. Please see Item 8, Financial Information — Legal Proceedings for a discussion of these proceedings.

Our transactions relating to LANXESS expose us to continuing liability
      As of July 1, 2004 Bayer formed LANXESS AG as part of its portfolio realignment by combining parts of its former Bayer Chemicals and Bayer Polymers business. LANXESS became a legally independent company on January 28, 2005.
      Our liability for prior obligations of the LANXESS subgroup following its spin-off is governed by both statutory and contractual provisions. Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. However, the company to which the respective obligations were not assigned under the Spin-Off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG ceases to be liable for such obligations after a five-year period.
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
      The major acquisitions and divestitures of the Bayer Group during the last three years are listed below. For capital expenditures (excluding acquisitions) for these years, please refer to Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2004, 2005 and 2006 — Capital Expenditures. For capital expenditures by individual business segment for the last three years, refer to the segment data in Note 1 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
      Our principal expenditures on acquisitions in the past three years were as follows:

•	In 2004, Bayer spent a total of €0.4 billion on acquisitions. Of this amount, approximately €0.1 billion was used for the purchase of Crompton Corporation’s 50 percent stake in the Gustafson joint venture (seed treatment business) based in the United States, Canada and Mexico, in which Bayer already held a 50 percent share. In connection with the acquisition of Roche’s consumer health business in 2005, Bayer acquired, by the end of 2004, Roche’s 50 percent interest in the Bayer-Roche joint venture that had been established in the United States in 1996. The purchase price for the 50 percent equity interest was €0.2 billion. Not included in the 2004 total acquisition amount is the initial payment of €0.2 billion we made for Roche’s consumer health business outside the United States (except Japan), because, as of December 31, 2004, this business had not yet been transferred to Bayer.

•	In 2005, we spent a total of €2.4 billion on acquisitions. Roche’s consumer health business outside the United States (except Japan) was acquired for approximately €2.1 billion. Both this amount and the 2005 total acquisition amount include the initial payment of €0.2 billion we made in 2004 for Roche’s consumer health business outside the United States (except Japan). Since January 2005, the business involving non-prescription drugs and vitamins has been part of Bayer HealthCare’s Consumer Care division.

The remaining 2005 acquisition amount of approximately €0.3 billion related primarily to expenses incurred in connection with a license agreement for the active ingredient fipronil, and a co-marketing and distribution agreement with Schering-Plough for the cardiovascular drug Zetia®. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey are unaffiliated companies that have been totally independent of each other for many years.

•	In 2006, we spent a total of €15.4 billion net of acquired cash and cash equivalents on acquisitions. With effect from June 23, 2006, we acquired a majority of the shares of Schering AG, Berlin, Germany (subsequently renamed Bayer Schering Pharma AG, Berlin, Germany), which is fully consolidated in the Bayer Group financial statements beginning on that date. The purchase price for 96.24 percent of the shares (percentage of shares outstanding as of December 31, 2006) was €16.2 billion and ancillary acquisition costs of €0.1 billion were incurred. In addition, we assumed about €1 billion in cash and cash equivalents and liabilities of €0.2 billion. The acquired business activities concentrate in the areas gynecology and andrology (major brands: Yasmin® and Mirena®), diagnostic imaging (major brand: Magnevist®), specialized therapeutics (major brands: Betaferon® and Betaseron®) and oncology. The EU and U.S. antitrust authorities have unconditionally approved the transaction. For details on the financing of this transaction, refer to Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2004, 2005 and 2006 — Development of net debt.

The domination and profit and loss transfer agreement between Bayer Schering Pharma AG and Bayer Schering GmbH, a wholly-owned subsidiary of Bayer AG was approved at the Extraordinary General Stockholders’ Meeting of Bayer Schering Pharma AG on September 13, 2006 and became effective with its entry in the commercial register of Bayer Schering Pharma AG on October 27, 2006. On September 30, 2006, our interest in Bayer Schering Pharma AG’s voting capital amounted to 96.1 percent, thus exceeding the proportion required to effect a “squeeze-out” of the minority stockholders, or forced transfer of the Bayer Schering Pharma AG shares held by these shareholders to Bayer Schering GmbH, as permitted under German corporate law. A resolution approving the squeeze-out in exchange for cash compensation determined in accordance with German law was passed at an Extraordinary General Shareholder’s Meeting of Bayer Schering Pharma AG held in Berlin on January 17, 2007.

The remaining amount spent on acquisitions in 2006 of approximately €0.1 billion was primarily related to the acquisition of the U.S. based company Metrika, a manufacturer of diabetes monitoring systems.

      Our principal divestitures in the past three years were as follows:

•	In July 2004, we sold, pursuant to contractual obligations, our 15 percent interest in the KWS Saat AG, a seed company acquired as part of Aventis CropScience in 2002.

•	In 2005, we divested our LANXESS subgroup, our plasma operations and several CropScience operations.

– LANXESS: At the end of January 2005, the LANXESS subgroup was spun off and ceased to be part of the Bayer Group. As part of its portfolio realignment, Bayer had combined its former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with parts of its former Bayer Polymers business to form the LANXESS subgroup with economic effect from July 1, 2004. LANXESS is reported as discontinued operations prior to the spin-off. For further details refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

– Plasma: At the end of March 2005, Bayer divested the U.S. plasma operations of its former Biological Products division to two U.S. financial investors for approximately €0.2 billion. These operations are reported as discontinued operations. For further details refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

•	In 2006, we sold our 49.9 percent interest in the joint venture GE Bayer Silicones to the other partner General Electric. Furthermore, we divested manufacturing facilities formerly used by the Diagnostics and Diabetes Care businesses to the U.K.-based Kimball Electronics Wales Limited; an Animal Health vaccine factory in Cologne, Germany, to Intervet International BV; and a number of active ingredients used by the Crop Protection and the Environmental Science business groups.
      In 2006, we completed the process of entering into agreements to divest our Diagnostics division and our H.C. Starck and Wolff Walsrode businesses. As discussed below, these transactions are expected to close or have already closed in 2007.

– Diagnostics: At the end of June 2006, Bayer signed an agreement with Siemens AG to sell the Diagnostics division to Siemens for approximately €4.3 billion. The transaction closed in January 2007. The Diagnostics division is reported as discontinued operations prior to the sale. For details refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

– H.C. Starck: In November 2006, Bayer signed an agreement with two financials investors, Advent International and The Carlyle Group, concerning the sale of the H.C. Starck business to them for approximately €1.2 billion. The transaction closed in early February 2007. The H.C. Starck business is reported as discontinued operations prior to the sale. For details refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

– Wolff Walsrode: In December 2006, Bayer signed an agreement with The Dow Chemical Company concerning the sale of the Wolff Walsrode business. The sale is subject to the approval of the relevant antitrust authorities. Assuming these approvals are received, we expect the closing of the transaction to occur by the end of the first half of 2007. The Wolff Walsrode business is reported as discontinued operations prior to the sale. For details refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.

BUSINESS
      We are a global company offering a wide range of products, including ethical pharmaceuticals and other health care products, agricultural products and polymers. Bayer AG is headquartered in Leverkusen, Germany and is the management holding company of the Bayer Group, which includes approximately 430 consolidated subsidiaries.
      Our business operations are organized in three subgroups:

•	Bayer HealthCare (consisting of the Pharmaceuticals segment and the Consumer Health segment) develops, produces and markets:

– prescription pharmaceuticals, including, among others, medication for the treatment of multiple sclerosis, hormonal preparations for fertility control and menopause management, biological products, products for the treatment of cancer and coronary heart disease, anti-infective products and diagnostic imaging products; and

– over-the-counter medications and nutritional supplements, blood glucose monitoring systems, veterinary medicines and nutritionals and grooming products for companion animals and livestock.

•	Bayer CropScience (consisting of the Crop Protection segment and the Environmental Science, BioScience segment) develops, produces and markets:

– a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements; and

– a wide range of products for the green industry, garden care, non-agricultural pest and weed control and conventional seeds, and is active in plant biotechnology.

•	Bayer MaterialScience (comprising the Materials segment and the Systems segment) primarily develops, manufactures and markets:

– high-quality plastic granules, sheets and films; and

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
      For the year ended December 31, 2006, Bayer reported total sales from continuing operations of €28,956 million, an operating result from continuing operations of €2,762 million and net income of €1,683 million. As of December 31, 2006, we employed 106,000 people worldwide. The Group’s total sales in 2006 based on customer location, were as follow: 44 percent in Europe; 27 percent in North America; 16 percent in the Asia/ Pacific region; and 13 percent in the Latin America/ Africa/ Middle East region.
      In 2006, due to the acquisition of the business of Schering AG, Berlin, Germany and the divestiture of the Diagnostics division, we changed our segment structure and reporting to reflect our new corporate structure in compliance with IAS 14 (Segment Reporting). We restated our segment reporting for 2004 and 2005, accordingly. The changes in our segments are as follows: As of January 1, 2006, the former Pharmaceuticals, Biological Products segment has been renamed as the Pharmaceuticals segment. The historical Bayer pharmaceuticals and biological products businesses and the acquired Schering business form the Pharmaceuticals segment. The former Consumer Care and Animal Health segments were combined with the Diabetes Care division to form the new segment Consumer Health. Due to the divesting activities regarding the H.C. Starck and Wolff Walsrode businesses, the Materials segment comprises, beginning with the fourth quarter of 2006, the Polycarbonates and Thermoplastic Polyurethanes business units. The Diagnostics division as well as the H.C. Starck and Wolff Walsrode businesses are reported as discontinued operations.
      The following table shows external sales from Bayer’s continuing business activities by subgroup and reporting segment, with a reconciliation to the Bayer Group.

		Percentage		Percentage		Percentage
	2004	of total sales	2005	of total sales	2006	of total sales

	(Euros in millions)
HealthCare	6,736	32.2	7,996	32.4	11,724	40.5
Pharmaceuticals(a)	3,961	18.9	4,067	16.5	7,478	25.8
Consumer Health	2,775	13.3	3,929	15.9	4,246	14.7
CropScience	5,946	28.4	5,896	23.9	5,700	19.7
Crop Protection	4,957	23.7	4,874	19.7	4,644	16.0
Environmental Science, BioScience	989	4.7	1,022	4.2	1,056	3.7
MaterialScience	7,566	36.2	9,446	38.2	10,161	35.1
Materials	2,217	10.6	2,837	11.4	2,925	10.1
Systems	5,349	25.6	6,609	26.8	7,236	25.0
Reconciliation	677	3.2	1,363	5.5	1,371	4.7
Total Sales from Continuing Operations(b)	20,925	100.0	24,701	100.0	28,956	100.0

(a)	The segment’s sales figures for 2006 include the acquired business of Schering AG as of June 23, 2006.

(b)	In accordance with the accounting standard IFRS 5 and other related standards, the financial information presented in this annual report on Form 20-F only includes the continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations or Group total. Our revenues from discontinued operations were €2,845 million in 2006, €3,309 million in 2005 and €8,833 million in 2004.

BAYER HEALTHCARE
      With effect from June 30, 2006, we have changed our segment reporting to reflect the new corporate structure resulting from the acquisition of Schering and the divestiture of the Diagnostics division. The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey are unaffiliated companies that have been totally independent of each other for many years. The Diabetes Care division is now combined with the former Consumer Care and Animal Health segment in a new segment called Consumer Health, while the acquired Schering business forms part of the Pharmaceuticals segment. The Diagnostics division is reported as discontinued operations. For details see Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations. Due to the divestiture of our U.S. Plasma business in 2005, we renamed our Pharmaceutical, Biological Products segment as the Pharmaceuticals segment on January 1, 2006.
PHARMACEUTICALS
Overview
      With effect from June 23, 2006, we acquired a majority of the shares of Schering AG, Berlin, Germany (subsequently renamed Bayer Schering Pharma AG). The acquired business activities are concentrated in the areas gynecology and andrology (major brands: Yasmin® and Mirena®), diagnostic imaging (major brand: Magnevist®), specialized therapeutics (major brands: Betaferon® and Betaseron®) and oncology. The EU and U.S. antitrust authorities have unconditionally approved the transaction. Since the effectiveness of the domination and profit and loss transfer agreement with respect to Bayer Schering Pharma AG following its entry in the Commercial Register on October 27, 2006, the combined pharmaceuticals business is led by Bayer Schering Pharma AG, Berlin, Germany as the management company. For details see — History and Development of the Company.
      The Pharmaceuticals segment was initially comprised of the three business units Oncology, Primary Care and Hematology/ Cardiology. We added the acquired Schering businesses to it and now report the Pharmaceuticals segment as comprising the following seven business units: Primary Care (a combination of Bayer and Schering products, including the former andrology business of Schering), Women’s Health (former gynecology business of Schering), Hematology/ Cardiology, Diagnostic Imaging, Specialized Therapeutics, Oncology (a combination of Bayer and Schering products) and Dermatology. The financial results of the acquired Schering businesses are reflected in our financial statements beginning on June 23, 2006.
      The Pharmaceuticals segment focuses on the development and marketing of ethical pharmaceuticals, i.e., medications requiring a physician’s prescription and sold under a specific brand name.

      The following table shows the segment’s performance for the last three years.

	2004	2005	2006

	(Euros in millions except
	percentages)
Total External net sales	3,961	4,067	7,478
Percentage of total sales from Group continuing operations	18.9%	16.5%	25.8%
External net sales by category of activity
Primary Care(a)	2,950	2,831	3,091
Women’s Health(b)	—	—	1,320
Hematology/ Cardiology	967	1,201	1,142
Diagnostic Imaging(c)	—	—	697
Specialized Therapeutics(c)	—	—	678
Oncology(d)	44	35	432
Dermatology(c)	—	—	118
Intersegment sales	38	58	51
Operating result	399	475	563

(a)	For 2006, including the former andrology business of Schering AG.
(b)	Represents the former gynecology business of Schering AG.
(c)	Represents the respective acquired businesses of Schering AG.
(d)	For 2006, including the acquired oncology business of Schering AG.
      The segment’s sales by region for the past three years are as follows.

	2004	2005	2006

	(Euros in millions)
Europe	1,577	1,600	3,046
North America	1,172	1,129	2,226
Asia/ Pacific	851	900	1,313
Latin America/ Africa/ Middle East	361	438	893

Total	3,961	4,067	7,478

      The following table shows our sales during the past three years from the products that account for the largest portion of segment sales.

	2004		2005		2006

		Percentage of		Percentage of		Percentage of
Product(a)	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Betaferon®/Betaseron® (Specialized Therapeutics)(b)	—		—		535	7.2
Yasmin®/YAZ®/Yasminelle® (Women’s Health)(b)	—		—		451	6.0
Kogenate® (Hematology/ Cardiology)	563	14.2	663	16.3	787	10.5
Adalat® (Primary Care)	670	16.9	659	16.2	657	8.8
Ciprobay®/ Cipro® (Primary Care)	837	21.2	525	12.9	513	6.9
Avalox®/ Avelox® (Primary Care)	318	8.0	364	9.0	396	5.3
Levitra® (Primary Care)	193	4.9	260	6.4	314	4.2
Mirena® (Women’s Health)(b)	—		—		166	2.2
Magnevist® (Diagnostic Imaging)(b)	—		—		171	2.3
Glucobay® (Primary Care)	278	7.0	295	7.3	308	4.1
Other	1,102	27.8	1,301	31.9	3,180	42.5

Total	3,961		4,067		7,478

(a)	Products are ranked by the fourth quarter 2006 sales.

(b)	Acquired as part of Schering’s pharmaceutical business in 2006.
Segment Strategy
      Our goal is to establish the Pharmaceuticals segment as a strong specialty business, i.e., a business that markets to specialists rather than general practitioners, with a focus on diseases that have a great need for improvement in diagnosis and treatment.
      The acquisition of Schering AG, Berlin, Germany in 2006 and the creation of Bayer Schering Pharma was a major step in this direction and considerably strengthened our business, adding to our portfolio products in the areas of oral contraception, diagnostics imaging and multiple sclerosis with well-established market positions like Yasmin®, Magnevist® and Betaferon®. The Schering product portfolio complements and significantly expands our existing specialty care portfolio in the areas of hemophilia and renal cell carcinoma with our products Kogenate® and Nexavar®.
      With respect to our Primary Care business we pursue a strategy of value optimization. We continued our marketing alliance with Schering-Plough in the U.S. market. (Please note that Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.) Outside the United States we have a strong presence in the primary care market with the established products Avalox®/Avelox®, Levitra®, Adalat®, Glucobay® and Ciprobay®/Cipro®. The acquisition of marketing rights from GlaxoSmithKline for the antihypertensive product Pritor® and PritorPlus® in certain European countries is aimed to further sustain our primary care franchise.
      We believe that one of the key drivers for the growth of our Pharmaceuticals segment are its research and development activities. As part of our strategy, Bayer HealthCare allocates the largest part of its research and development budget to the Pharmaceuticals segment. See Item 5, Operating and Financial Review and Prospects — Research and Development. Life cycle management, licensing activities and alliances continue to be major elements of our strategy. We use these business development activities in addition to research and development to strengthen our portfolio. See sections — Research and Development and — Collaborations.
Major Products
Primary Care
      Adalat® is the trademark for nifedipine, a representative of the dihydropyridine class of calcium antagonists. Calcium plays an important role in the body’s regulation of blood pressure and the supply of blood to the heart tissues. Calcium antagonists can reduce blood pressure and improve blood supply to the heart tissues.
      Ciprofloxacin, marketed under the trademark Cipro®, mainly in the United States, and Ciproxin®, Ciproxine®, Ciprobay®, Ciproxina®, Baycip®, Ciflox® and Uniflox® in other countries, is a broad-spectrum antimicrobial agent of the fluoroquinolone class. Its main uses are in the treatment of urinary tract infections and in severe hospital infections. It is also approved for the treatment of anthrax. In June 2004, market exclusivity for the active pharmaceutical ingredient in Cipro® expired in the United States.
      Moxifloxacin, marketed under the trademark Avelox®, mainly in the United States, and Avalox®, Izilox®, Actira® and Octegra® in other countries, is an antibiotic used to treat common bacterial respiratory tract infections. It is indicated for the treatment of community-acquired pneumonia, acute exacerbations of chronic bronchitis, acute sinusitis and uncomplicated skin and skin structure infections.
      Vardenafil, our erectile dysfunction medication marketed under the trademark Levitra®, is marketed in the United States in co-operation with GlaxoSmithKline and Schering-Plough. (Please note that Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.) We also jointly perform the related life cycle management with these companies.
      Acarbose, marketed under the trademarks Glucobay® and Glucor® in most countries, Precose®, in the United States, and Prandase®, mainly in Canada, is an oral antidiabetic product that delays carbohydrate digestion. Glucobay® improves metabolic control in diabetics alone or in combination with other antidiabetic drugs.
Women’s Health
      Yasmin® is an oral contraceptive that contains the synthetic hormone progestin drospirenone, developed by Bayer Schering Pharma AG, Berlin, Germany. Yasmin® is currently available in over 100 countries. In March 2006, we received marketing authorization in the United States for the oral contraceptive YAZ®, a low-dose version of Yasmin® and we started to market the product in April 2006 in the United States. In the meantime, the U.S. Food and Drug Administration (FDA) has expanded the registration for YAZ®, as an oral contraceptive that is also approved for the treatment of the emotional and physical symptoms of premenstrual dysphoria and for the treatment of moderate acne in women of at least 14 years of age. Yasminelle®, another low dose version of Yasmin® has been approved as an oral contraceptive in Europe in May 2006 and has been launched in several European countries since.
      Mirena®, our progestin-based intrauterine system (IUS), is a long-term contraceptive that remains effective for five years. Mirena® was first launched in Europe in 1990 and is now also available in the United States, Asia and Latin America.
Hematology/ Cardiology
      Kogenate® FS (Kogenate® Bayer in the EU) is a genetically-engineered recombinant version of the protein FVIII. Patients with hemophilia A cannot produce sufficient FVIII, and their blood therefore cannot clot properly. Physicians use both plasma-derived and recombinant FVIII to treat hemophilia A. Because recombinant products like Kogenate® do not derive from human donors, their users’ risk of inadvertently contracting infections, such as HIV, hepatitis or those caused by other viruses occasionally present in plasma-derived products, is greatly reduced.

Diagnostic Imaging
      Our magnetic resonance imaging (MRI) contrast medium, Magnevist®, is an extracellular MRI contrast medium for cranial, spinal and body applications for patients of all age groups.
      For Ultravist® 370, our X-ray contrast agent, the process of re-supplying the product into the market was started in January 2007.
Specialized Therapeutics
      Betaferon® (marketed in the U.S. under the trademark Betaseron®) has received marketing authorization in the United States, Europe and Japan for the treatment of all relapsing forms of multiple sclerosis (MS), and, in the United States, Canada, Australia and Europe, also for the treatment of patients who have experienced a first clinical episode with diagnostic features consistent with MS.
Markets and Distribution
      The Pharmaceuticals segment’s principal markets are North America, Western Europe and Asia (especially Japan).
      We do not experience any significant seasonality in our markets for the segment’s products.
      We generally distribute our products through wholesalers, pharmacies and hospitals as well as, to a limited extent, directly to patients. Where appropriate, we actively seek to supplement the efforts of our sales force through co-promotion and co-marketing arrangements. In the United States, our erectile dysfunction medication Levitra® (Vardenafil) is marketed and distributed jointly by GlaxoSmithKline and Schering-Plough. (Please note that Schering-Plough Corporation, New Jersey and the company acquired by Bayer in June 2006, Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) Schering-Plough also markets and distributes selected other of our primary care pharmaceutical products in the United States, including Cipro® and Avelox®. Furthermore, we are co-promoting selected Schering-Plough oncology products for a specified period of time in the United States and selected major European markets, e.g., in Germany, France and Italy. We expect to cooperate in marketing Schering-Plough’s Zetia® in Japan if approved by the Japanese regulatory authorities. Additionally, we have a co-marketing agreement with Wyeth, Inc., for the oral contraceptive substance gestodene for Europe.
      In October 2005, we entered into a strategic alliance with Ortho-McNeil Pharmaceutical Inc., a Johnson & Johnson subsidiary. In this alliance, Ortho-McNeil will contribute to the development of Rivaroxaban (BAY 59-7939) and will later market and distribute Rivaroxaban in the United States. Rivaroxaban is an oral direct Factor Xa inhibitor, being developed for the prevention and treatment of thrombotic events. In addition, Bayer is co-promoting Johnson & Johnson’s Elmiron®, a medication for the treatment of interstitial cystitis, in the United States.
      We produce active pharmaceutical ingredients for our ethical pharmaceutical products at four locations: our primary facilities in Wuppertal and Bergkamen, Germany, and two smaller facilities in Spain and Mexico.
      Recombinant FVIII products are produced at our facility in Berkeley, California, under an exclusive license from Genentech. Betaferon® is sourced from Chiron, in Emeryville, California and Boehringer Ingelheim, Germany for defined market regions.
      We obtain raw materials for our active ingredients in ethical pharmaceuticals in part from LANXESS AG and the rest from other third parties mainly in Europe and Asia. For our Kogenate® product, we obtain raw materials and packaging materials from diverse third-party suppliers in various countries around the world. For the production of Kogenate® we use human albumin sourced from Talecris for the nutrition of the cell lines.
      In addition to the chemical production operations, we presently operate production facilities for the formulation and packaging of pharmaceutical and biotechnological products on three continents. Our main such pharmaceutical production facilities are in Berlin, Weimar and Leverkusen, Germany; Berkeley, California; Garbagnate, Italy; Sao Paulo, Brazil; Madrid, Spain; Turku, Finland and Seattle, Washington.

      We maintain strategic reserves of many of our key products to avoid shortages upon any breaks in the supply chain. Where a required material is available from only one supplier, our policy is to amass a strategic reserve, while mounting an intensive search for potential alternative suppliers. We obtain additional ingredients and packaging materials from diverse suppliers in various countries around the world. For building blocks and intermediates used to manufacture active ingredients in ethical pharmaceuticals, we either approve several suppliers or enter into global contracts. This also helps us to reduce the effects of price volatility.
      We encounter competition in all of our geographical markets from large national and international competitors, such as:

•	Primary Care: Pfizer, GlaxoSmithKline and Abbott Laboratories (antibacterial products); Pfizer, Novartis, AstraZeneca and Merck & Co (hypertension and coronary heart disease therapy); Takeda, GlaxoSmithKline, Sanofi-Aventis and Bristol-Myers Squibb (oral antidiabetics); Pfizer and Eli Lilly (erectile dysfunction);

•	Women’s Health: Wyeth, Johnson & Johnson, Novartis, Barr Laboratories and Watson Pharmaceuticals;

•	Hematology/ Cardiology: Baxter, Wyeth and CSL Behring;

•	Diagnostic Imaging: Bracco, Tyco Healthcare Group and Altana (Nycomed acquired Altana’s pharmaceuticals business effective December 31, 2006) (X-ray and MRI contrast media products) and Liebel-Flarsheim (contrast media application technologies products);

•	Specialized Therapeutics: Biogen Idec, Serono.
Research and Development
      The Research & Development function for the Pharmaceuticals segment has been restructured as part of our integration of Schering. (The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. Bayer Schering Pharma AG, Berlin, Germany, and Schering-Plough Corporation, New Jersey are unaffiliated companies that have been totally independent of each other for many years.) It now encompasses the functions Global Drug Discovery and Global Development. We intend the changes in Research & Development to leverage the combined assets of Schering and Bayer to maximize both the output and effectiveness of our drug discovery and development programs. Research programs and activities will be consolidated into three major research and development sites: Berlin and Wuppertal, Germany, and Berkeley, California. The Berlin research group will take leadership for diagnostic imaging, oncology and gynecology and andrology research. Wuppertal will take leadership for the company’s hematology and cardiology research. Both locations have significant capabilities and activities in target discovery, lead generation and optimization, drug metabolism and pharmacokinetics, toxicology and clinical pharmacology. Berkeley will remain an important global research and development center for protein-based biologics drug discovery and will continue to be home of the Kogenate® biological manufacturing facility. Bayer HealthCare’s U.S. research site in West Haven, Connecticut, and that of Berlex Inc. (U.S. subsidiary of Bayer Schering Pharma AG, Berlin, Germany) in Richmond, California, will be closed.

Status of Development of Selected Compounds in Clinical Trials
Continuing Development of Compounds in Phase II/ III Clinical Trials
      In 2006 we conducted clinical trials for several of our research and development pipeline candidates. The compounds listed in the table below with their respective indications represent a snapshot of Bayer’s late stage pipeline of drug candidates in Phase II and III of clinical trials, excluding drug candidates of the acquired business of Schering AG, Berlin, Germany. The full combined research and development pipeline is currently under review and will be communicated at a later date.
      The nature of drug discovery and development is such that not all compounds can be expected to meet the pre-defined project target profile. It is possible that any or all of the projects listed below may have to be discontinued due to scientific and/or commercial reasons and will not result in marketed products. It is also possible that the requisite FDA, European Medicines Agency (EMEA) or other regulatory approval will not be granted for these compounds.

Project	Indication	Status

Avelox®	New indications	In Phase III
Nexavar®	Advanced renal cell carcinoma	FDA approval
	Hepatocellular carcinoma	In Phase III
	Malignant melanoma	In Phase III
	NSCLC	In Phase III
	Other cancer types	In Phase II
Rivaroxaban (BAY 59-7939)	VTE prevention	In Phase III
	VTE treatment	In Phase III
	Stroke prevention in patients with atrial fibrillation	In Phase III
	Acute Coronary Syndrome/ Myocardial Infarction	In Phase II
VEGF Trap	Treatment of eye diseases	In Phase II
      The following is a description of the status of development of Nexavar® and Rivaroxaban, two major drug candidates that are in Phase III clinical trials with respect to certain indications:
      Nexavar® (sorafenib), co-developed by Bayer HealthCare and Onyx Pharmaceuticals, Inc., is a novel multi-kinase inhibitor that targets serine/threonine and receptor tyrosine kinases in both the tumor cell and the tumor vasculature. At the end of 2005, the FDA granted U.S. approval for Nexavar® for the treatment of patients with advanced renal cell carcinoma (RCC). It was approved by the EMEA in July 2006 for the same indication. During 2006, Nexavar® was approved in nearly 50 countries for the treatment of advanced RCC.
      In addition to the launch of Nexavar® for advanced RCC, we actively pursued our Phase III clinical trial programs for the treatment of hepatocellular carcinoma (HCC), malignant melanoma and non-small cell lung cancer (NSCLC). In April 2006, the FDA and the EMEA both granted “orphan drug” designation to Nexavar® for the treatment of HCC. Furthermore, Nexavar® received “fast track” status by the FDA for the treatment of HCC and malignant melanoma. In February 2007, an independent data monitoring committee (DMC) reviewed the safety and efficacy data of the Phase III clinical trial on the treatment of HCC with the conclusion that the trial met its primary endpoint. The DMC recommended stopping the trial early and Bayer and Onyx followed that recommendation. The companies will continue discussions with health authorities worldwide regarding the next steps in filing for approval for the treatment of HCC, and intend to make those filings as rapidly as possible. In December 2006, results were announced from the Phase III malignant melanoma study evaluating the combination of Nexavar® or placebo tablets with the chemotherapeutic agents carboplatin and paclitaxel in patients with advanced malignant melanoma. This trial did not meet its primary endpoint of improving progression-free survival (PFS). Other tumor types are under investigation in earlier stages of clinical development.
      Rivaroxaban (BAY 59-7939) is a novel oral direct Factor Xa inhibitor, being developed to meet currently unmet clinical needs in the anticoagulation market for prevention and treatment of thrombotic events. In October 2005, Bayer HealthCare and the Johnson & Johnson subsidiary Ortho-McNeil entered into an alliance under which Ortho-McNeil is contributing to the development of Rivaroxaban, and initiated Phase III clinical trials in December 2005 for the prevention of venous thromboembolism (VTE) after major orthopedic surgery. In June 2006 we announced Phase III clinical trials in the two chronic indications stroke prevention in atrial fibrillation and treatment of VTE in a once-daily dose regimen. Also in 2006, we began Phase II clinical trials in the indication acute coronary syndrome/myocardial infarction.

      The following is a description of the status of development of ZK-EPO and YAZ®, two major drug candidates of the acquired Schering business that are in Phase II and Phase III clinical trials with respect to certain indications:
      ZK-EPO is a novel epothilone specifically designed to overcome limitations associated with other microtubule stabilizing agents by combining high efficacy with a balanced tolerability profile. The compound exhibits efficacy across a broad spectrum of tumor models. Phase II clinical trials have started and will examine the activity of ZK-EPO in patients with various solid tumors, including several major cancers such as non-small-cell lung cancer (NSCLC), ovarian cancer, prostate cancer and breast cancer.
      Clinical studies for YAZ® in the indication acne treatment have demonstrated the effectiveness of YAZ® in this indication. This effect is brought about by the ingredient progestin drospirenone which has anti-androgenic properties. FDA approval for YAZ® in the treatment of acne has been granted in January 2007. YAZ® is also examined in Phase III clinical trials as oral contraceptive (OC) in long-cycle administration.
Continuing Development of Compounds prior to Phase II/ III Clinical Trials
      Kogenate. Key research and product development projects involving our Kogenate® product are Kogenate® — Next Generation and Kogenate® Bio-Set, as well as gene therapy for hemophilia B. We have identified five constructs for potential development of products under the umbrella Kogenate® — Next Generation. The evaluation of proteins as well as of the technology is ongoing. We expect the optimization of drug candidates to be completed by the end of 2007. Bayer has performed Phase I clinical trials in the United States for BAY 79-4980 (Kogenate®-FS reconstituted with pegylated liposome diluent) under an Investigational New Drug application process (IND) filed by Bayer in April 2005 and accepted by the FDA. On May 18, 2005, Bayer entered into an early stage research and collaboration agreement with Asklepios BioPharmaceutical, Inc., to develop gene therapy for the treatment of hemophilia.
Suspended and Discontinued Development of Compounds in Phase II/ III Clinical Trials
      Alfimeprase. Nuvelo and Bayer HealthCare announced in December 2006 that the first Phase III clinical trial of alfimeprase, a blood clot dissolver, in patients with acute peripheral arterial occlusion (NAPA-2 trial: Novel Arterial Perfusion with Alfimeprase-2) did not meet its primary endpoint of avoidance of open vascular surgery within 30 days of treatment. The companies also announced that the Phase III clinical trial in catheter occlusion (SONOMA-2 trial: Speedy Opening of Non-functional and Occluded catheters with Mini-dose Alfimeprase-2) did not meet its primary endpoint of re-establishment of a functional central venous access device (CVAD) at 15 minutes post first infusion. In addition, the companies announced that they are temporarily suspending enrollment in the ongoing Phase III clinical trials, NAPA-3 and SONOMA-3, until further analyses and discussions with outside experts and regulatory agencies are completed.
      Trasylol®. Bayer HealthCare has decided to end three ongoing clinical studies investigating the safety and efficacy of Trasylol® (aprotinin injection) on transfusion requirements and blood loss in adults undergoing: elective spinal fusion surgery, pneumonectomy or esophagectomy for cancer, and radical or total cystectomy in bladder cancer. Used prophylactically, Trasylol® is indicated to reduce blood loss and the need for blood transfusion in patients undergoing cardiopulmonary bypass in the course of coronary artery bypass graft surgery in patients who are at an increased risk for blood loss and blood transfusion. The Trasylol® labeling that was recently approved in the United States and is in the approval process in the European Union and other countries, includes a recommendation that in order to manage possible anaphylactic reactions, Trasylol® should be administered only in surgical settings where cardiopulmonary bypass (CPB) can be rapidly initiated. The use of CPB is not practical in non-cardiac surgical settings such as the ones for which we ended the clinical studies. See — Update on Trasylol®-marketed product below for further information.

Bayer HealthCare posts information on clinical trials on the internet
      Bayer HealthCare posts information on the clinical trials being conducted by its Pharmaceuticals’ segment and Consumer Care division on the internet. The database is intended to increase the transparency of the clinical trials for physicians, scientists and other interested parties. This measure is consistent with the recommendations in the position paper issued by pharmaceutical associations in Europe, Japan and the United States, and the International Federation of Pharmaceutical Manufacturers and Associations.
Collaborations

Research Collaborations
      To supplement our internal efforts, we collaborate with several companies in different stages of the typical pharmaceutical research cycle. Our more significant collaborations are described (in alphabetical order) in the table below.

Partner	Objective

Affimetrix	Understanding the disease mechanism and identifying new targets
ARTEMIS Pharmaceuticals GmbH	In vivo validation of targets
Avid	Radiopharmaceuticals compounds
Bausch&Lomb	SEGRA ophthalmology
ChemDiv	Synthesis of compounds
ComGenex	Synthesis of compounds
Genedata	Expressionist software
Inpharmatica	Kinase SARfari in Silico Drug Discovery
Monash University	New targets for gender health
MorphoSys AG	Antibody diagnostics and therapeutics for cancer and other life threatening diseases
Neurosciences Victoria Ltd.	Treatment of neurodegenerative disorders
Peregrine Pharmaceuticals, Inc.	Selective cancer diagnostics (vascular targeting agents)
Proteros	X-ray structure analysis
Seattle Genetics	Increasing the pool of potential drug candidates by biomolecules
University Stanford/ Gambhir	New PET tracers
Warner Chillcott	SEGRA for dermatology

Product Development Collaborations
      The major collaborations in the area of product development are described below:

Onyx
      Bayer and Onyx are co-developing Nexavar®. As part of this collaboration, Onyx is funding 50 percent of the costs of development for this compound other than in Japan. In return, Onyx has a 50 percent profit share in the United States, where the companies co-promote the product. In all markets outside Japan, Bayer has the contractual right to market the product exclusively and will share profits equally with Onyx. In Japan, Bayer has the contractual right to develop and market the product exclusively and Onyx has the contractual right to receive a royalty.

Johnson & Johnson
      Bayer HealthCare and Ortho-McNeil, a subsidiary of Johnson & Johnson, have concluded an agreement in October 2005 to develop and market Rivaroxaban (BAY 59-7939) for the prevention and treatment of thrombotic events.

Nuvelo
      In January 2006, we entered into an agreement with Nuvelo, Inc., for the global development and commercialization of alfimeprase, a novel blood clot dissolver. See — Research and Development — Status of

Development of Selected Compounds in Clinical Trials — Suspended and Discontinued Development of Compounds in Phase II/ III Clinical Trials — Alfimeprase above for further information on alfimeprase.

Regeneron Pharmaceuticals
      In October 2006, we entered into a collaboration agreement with Regeneron Pharmaceuticals, Inc. for the global development and commercialization of the VEGF Trap for the treatment of eye diseases by local administration into the eye. The VEGF Trap for the treatment of eye diseases, currently in Phase I and Phase II clinical trials, is a protein that binds to or “traps” the vascular endothelial growth factor (VEGF) and blocks its activity. Bayer has the contractual right to market the drug outside the United States, if approved by the competent authorities.

Astra Zeneca
      In September 2006, we agreed with AstraZeneca to co-develop and co-promote the selective estrogen receptor downregulator (SERD) for the treatment of hormonal dependent breast cancer. All development costs and all profits will be shared equally. While we will be the lead marketing partner in Europe, AstraZeneca has the right to be the lead marketing partner in the United States.

Celera Genomic
      In June 2006, we acquired Celera Genomic’s cathepsin S inhibitor drug development program. These oral cathepsin S inhibitors are small molecules with an innovative mode-of-action that have potential in the treatment of auto-immune diseases like multiple sclerosis, Crohn’s, psoriasis and rheumatoid arthritis. We have exclusive rights worldwide. The technology is still in a pre-clinical stage.

Avid Radiopharmaceuticals
      In February 2006, we signed an option agreement with Avid Radiopharmaceuticals for a positron emission tomography (PET) imaging agent, which can be used for the diagnosis of Alzheimer’s disease and other neurodegenerative diseases. We can exercise this option for an exclusive license if a currently ongoing proof-of-concept study is successful.

Genzyme Corporation
      In August 1999, we in-licensed Campath® from L&I Partners L.P., which later was acquired by Genzyme Corporation. Since then, we market Campath® worldwide in the area of chronic lymphocytic leukemia. Several studies for extension of this indication are ongoing. Additionally, both partners are jointly developing Campath® for the indication in multiple sclerosis.

Novartis Pharma
      We entered into a collaboration in 1995 with Novartis Pharma AG to jointly research and develop inhibitors of angiogenesis. Such inhibitors are expected to exhibit anti-tumor activity by cutting off the tumor’s blood supply. In January 2005, the original cooperation agreement was amended by a commercialization agreement that governs joint development and global co-promotion of the lead compound PTK/ZK. All costs and profits are shared equally. We are the lead marketing partner in Europe, Novartis is the lead marketing partner in the United States.

Sonus Pharmaceuticals
      In October 2005, we in-licensed TOCOSOL® Paclitaxel from Sonus Pharmaceuticals, Inc.

Titan Pharmaceuticals
      In January 2000, we entered into an agreement with Titan Pharmaceuticals, Inc. for the global rights to Spheramine. Under this agreement Bayer is responsible for the manufacturing, development and commercializa-

tion. Spheramine consists of dopamine-producing cells adhered to spherical microscopic carriers, which are injected into the brains of patients suffering from Parkinson’ disease.

Life Cycle Management
      We apply life cycle management measures to our marketed products to expand the scope of possible treatment opportunities by identifying new indications and improved formulations. Adalat® is a prime example of successful life cycle management: twenty-one years after the patent protection for the active ingredient nifedipine, its key component, expired, the drug generated €657 million in sales in 2006. Similarly, we are implementing life cycle management measures, such as improved formulations and dosage forms or identifying new indications, for other major products. Fludara®, an oncological product which lost patent protection in the United States in 2003, is another example of successful life cycle management measures. The product generated €120 million in sales in 2006, compared to €103 million in the first year after loss of patent protection.

In-licensing activities
      We supplement our portfolio of products emerging from our own research and development with in-licensed products, both on a global and a national level. Recent examples are the purchase of the European business for Boehringer Ingelheim’s blood pressure treatment telmisartan (Pritor® and PritorPlus®) from GlaxoSmithKline in January 2006. Also in January 2006, we entered into an agreement with Nuvelo, Inc. for the global development and commercialization of alfimeprase, a novel clot dissolver. See — Research and Development — Status of Development of Selected Compounds in Clinical Trials — Suspended and Discontinued Development of Compounds in Phase II/ III Clinical Trials — Alfimeprase above for further information on alfimeprase. Bayer will have the contractual right to market the drug outside the United States, if approved by the competent authorities. In October 2006, we entered into a collaboration agreement with Regeneron Pharmaceuticals, Inc. for the global development, and commercialization of the VEGF Trap for the treatment of eye disease by local administration into the eye, currently in Phase I and Phase II clinical trials. Bayer will have the contractual right to market the drug outside the United States, if approved by the competent authorities. See — Product Development Collaborations.
Update on Trasylol® -marketed product
      Trasylol® Aprotinin, marketed under the trademark Trasylol®, is a natural proteinase inhibitor obtained from bovine lung tissue. Used prophylactically, it is indicated to reduce perioperative blood loss and the need for blood transfusion in patients undergoing cardiopulmonary bypass in the course of coronary artery bypass graft surgery who are at an increased risk for blood loss and blood transfusion.
      In January 2006, two papers were published in the medical literature concerning Trasylol® (aprotinin). The New England Journal of Medicine (NEJM) published an observational study in which Mangano et al. proposed that aprotinin use was associated with an increased incidence of cardiovascular events (myocardial infarction and/or congestive heart failure), cerebrovascular events (stroke, encephalopathy and/or coma), and renal events (renal dysfunction and/or renal failure requiring dialysis) in patients undergoing elective coronary-artery revascularization with no history of cardiac surgery, vascular surgery or angioplasty, and with an increased incidence of renal events in patients undergoing “complex coronary-artery surgery.”
      The journal Transfusion published an observational study comparing the use of aprotinin and tranexamic acid in high transfusion risk patients undergoing cardiac surgery with cardiopulmonary bypass which reported that “Our results suggest that aprotinin use may be associated with worsening renal function in patients with existing renal dysfunction.” Karkouti et al. did not find an increased rate of cardiovascular or cerebrovascular events in Trasylol®-treated patients and reported comparable mortality rates between patients who received Trasylol® and those who received tranexamic acid.
      At the Advisory Committee meeting held by the Cardiovascular and Renal Drugs Division of the FDA on September 21, 2006, the data from Bayer’s internal databases and from the observational study by Karkouti et al. (Mangano et al. had not provided the FDA with unrestricted access to the underlying data from their observational study) were reviewed and the complex scientific issues surrounding the risk/benefit profile of

Trasylol® (aprotinin injection) were discussed in detail. At the end of the session, the Advisory Committee affirmed (18-0 with 1 abstention) that the totality of clinical data presented at the meeting supported acceptable safety and efficacy for Trasylol® among coronary artery bypass graft (CABG) surgery patients.
      On September 27, 2006, Bayer submitted a copy of a preliminary report of an observational study concerning the effects of aprotinin, aminocaproic acid and tranexamic acid in patients undergoing coronary artery bypass graft (CABG) surgery commissioned by the company and performed by i3 Drug Safety to the FDA, along with a copy of i3 Drug Safety’s March 3, 2006 study proposal. Bayer also notified other regulatory authorities of the preliminary report. Bayer acknowledged that it mistakenly did not inform the FDA about this study prior to the Advisory Committee meeting. Data was not shared immediately with the agency because it was preliminary in nature and raised significant questions on the study population, outcomes and methodology. Although the preliminary report noted that, as compared with patients receiving lysine analogues, aprotinin-treated patients had a higher relative risk of death, serious kidney damage, congestive heart failure and strokes, the authors concluded only that their findings “support the hypothesis that there is a higher risk of death and acute renal failure in aprotinin recipients,” when compared with those receiving the lysine analogues. The company is now working with the FDA, i3 Drug Safety and other experts to analyze the preliminary report, to examine the underlying source data and to fully understand the results. Bayer is committed to patient safety. The company will continue to work closely with the FDA to address questions regarding this study and the overall safety and efficacy of Trasylol® (aprotinin injection).
      Bayer had committed to making changes to the label regarding hypersensitivity and renal events prior to the Advisory Committee meeting in September 2006. On December 15, 2006, the FDA approved Bayer’s label supplement reflecting new safety information and prescribing information regarding Trasylol®. The label changes were related to limiting Trasylol® use to patients who are at an increased risk for blood loss and blood transfusion in the setting of coronary bypass graft surgery with cardiopulmonary bypass, contraindicating the administration of Trasylol® to any patients with a known or suspected prior exposure to Trasylol® or other aprotinin-containing products within the previous 12 months, providing additional information on the management and prevention of anaphylactic reactions, including the administration of Trasylol® only in an operative setting where cardiopulmonary bypass (CPB) may be rapidly initiated and highlighting the risk for kidney dysfunction. In light thereof, Bayer decided to end three ongoing clinical studies of the safety and efficacy of Trasylol® in additional indications in non-cardiac surgical settings in which CPB is not practical. See — Research and Development — Status of Development of Selected Compounds in Clinical Trials — Suspended and Discontinued Development of Compounds in Phase II/ III Clinical Trials — Trasylol®. Bayer has been working and will continue to work closely with regulatory authorities worldwide to address questions of product safety.
      In February 2007, another paper was published in the medical literature concerning Trasylol® (aprotinin). The Journal of the American Medical Association published an observational study in which Mangano et al. posit that aprotinin may increase the risk of mortality during the five-year period following coronary artery bypass graft surgery.
      Results of additional review and analysis of data or the negative publicity associated with the studies or the regulatory review process could lead to a material reduction in the volume of Trasylol® sales and also potentially in liability claims, and this could have a material adverse affect on revenues or results of operations, at least at the Pharmaceuticals segment level.

CONSUMER HEALTH
Overview
      As further explained in the introduction to — Business, we have changed our segment reporting with effect from June 30, 2006 to reflect the new corporate structure resulting from the acquisition of the business of Schering AG, Berlin, Germany and the divestiture of the Diagnostics division. The Diabetes Care division is now combined with the former Consumer Care and Animal Health segment in a new segment called Consumer Health. The previous years’ segment data has been adjusted accordingly.
      The following table shows the Consumer Health segment’s performance in the last three years.

	2004	2005	2006

	(Euros in millions, except
	percentages)
Total external net sales	2,775	3,929	4,246
Percentage of total sales from Group continuing operations	13.3%	15.9%	14.7%
External net sales by category of activity
Consumer Care	1,336	2,355	2,531
Diabetes Care	653	718	810
Animal Health	786	856	905
Intersegment sales	18	21	7
Operating result	448	448	750
      The segment’s sales by region for the past three years are as follows. Segment data for 2004 and 2005 have been restated to reflect the changed segment presentation described above.

	2004	2005	2006

	(Euros in millions)
Europe	927	1,592	1,691
North America	1,235	1,321	1,463
Asia/ Pacific	187	301	336
Latin America/ Africa/ Middle East	426	715	756

Total	2,775	3,929	4,246

      The following table shows our sales during the past three years from the products that account for the largest portion of segment sales, restated as described above.

	2004		2005		2006

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Ascensia® (Diabetes Care)	627	22.6	701	17.8	788	18.6
Aspirin® (Consumer Care)(a)	454	16.4	453	11.5	465	11.0
Advantage®/Advantix® (Animal Health)	206	7.4	249	6.3	275	6.5
Aleve®/Naproxen (Consumer Care)(b)	90	3.2	178	4.5	227	5.3
Canesten® (Consumer Care)	140	5.0	145	3.7	162	3.8
Baytril® (Animal Health)	160	5.8	163	4.1	162	3.8
Bepanthen®/Bepanthol® (Consumer Care)(c)	—		114	2.9	131	3.1
Supradyn® (Consumer Care)(c)	—		125	3.2	130	3.1
One-A-Day® (Consumer Care)	127	4.6	118	3.0	124	2.9
Alka-Seltzer® (Consumer Care)	94	3.4	95	2.4	101	2.4
Other	877	31.6	1,588	40.6	1,681	39.5

Total	2,775		3,929		4,246

(a)	CardioAspirin of our Aspirin® product family is also distributed by our Pharmaceuticals segment. These figures do not include sales by the Pharmaceuticals segment. The sales for Aspirin® and CardioAspirin, including the ones made by the Pharmaceuticals segment, amount to €674 million in 2006, €630 million in 2005 and €601 million in 2004.

(b)	As the product Aleve® was part of the former U.S. joint venture with Roche, sales figures for 2004 only represent the Bayer portion of the joint venture’s sales. 2005 sales figures represent total sales of the product after our acquisition of the remaining 50 percent of the U.S. joint venture from Roche. Naproxen is the active ingredient included in products marketed in the United States under the brand Aleve® and in other countries using different local brands, the latter having been acquired as part of Roche’s consumer health business in 2005.

(c)	Acquired as part of Roche’s consumer health business in 2005.
Segment Strategy
      The Consumer Health segment represents our three divisions Consumer Care, Diabetes Care and Animal Health.
      The objective of our Consumer Care division is to further consolidate our strong global position in the consumer health market for medicinal products that consumers may generally purchase without a prescription (over-the-counter/ OTC products). The key element of our strategy in our Consumer Care division is to exploit organic growth potential within our significant Consumer Care categories by leveraging the strength of our well-known brands (including Aleve®, Aspirin®, Bepanthen®, Canesten®, One-A-Day® and Supradyn®). We intend to drive expansion in high growth regions of the world (such as Eastern Europe and Asia/ Pacific) and develop business in new and emerging growth areas. We also intend to pursue external growth opportunities through acquisitions and licensing where the appropriate strategic fit can be found. In this context we agreed in October 2006 to acquire the “Western medicines” over-the-counter cough and cold portfolio business (including the transfer of personnel and a manufacturing facility) of the Topsun Group in China. We expect the transaction to close in 2007.

      The Diabetes Care division’s objective is to create a sustainable competitive advantage in the diabetes monitoring and management market while allowing Diabetes Care to profitably grow market share and expand its business. To achieve our overall goal in the Diabetes Care division, we are expanding our product offering by developing second and third generations of meters and strips that are more intuitive and easier to use, resulting in glucose testing with minimal pain for diabetic patients, and broadening our portfolio through investments into ancillary business opportunities. We intend to target our marketing efforts in order to direct customers to improved versions of our meters and to increase our competitiveness through continuous improvement of our products, reductions in our costs and operational efficiencies. We also plan to realign our research and development activities and investments. To support our objectives, we intend to continue to develop our strategic partnerships in desired areas of expertise to complement our in-house strengths.
      Animal Health aims to be one of the leading suppliers in the food animal and companion animal market and strives to be the preferred partner for and provider of veterinary solutions. It is part of our business strategy for Animal Health to sustain its current profile by focusing on attractive countries and markets. Furthermore, Animal Health pursues a policy of organic growth by exploiting existing core brands through life cycle management activities supported by new business development activities. To complete the existing product portfolio, Animal Health periodically evaluates the possibility of acquisitions or strategic alliances. The Animal Health division collaborates closely with our Pharmaceuticals segment and the Bayer CropScience subgroup as well as other life science companies in research and development in order to bring to the market new active ingredients and products that combat diseases in animals.
Consumer Care

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
      Aspirin® (Bayer® Aspirin brand in the United States) is a non-steroidal anti-inflammatory drug (NSAID). It is used for pain relief and, in countries where so indicated, for the prevention of heart attacks. Aleve® (also known as Flanax® and Apronax® in some Latin American countries) is a nonprescription strength version of the analgesic naproxen sodium. Aleve® is a long-lasting pain reliever and can be used for fever reduction. Our Midol® product family competes in the menstrual pain relief category.
      CardioAspirin (e.g., Aspirin® Protect in Germany and Bayer® Low Dose Aspirin Regimen in the United States) refers to Bayer’s collective group of products (distributed by both our Consumer Care division and our Pharmaceuticals segment depending on whether local regulations require a prescription for these products) that are professionally indicated for the prevention of an myocardial infarction (MI), or heart attack in either those individuals who have already had an initial MI (secondary prevention) or in individuals deemed at risk for a first MI by their physician (primary prevention).

Cough/Cold
      Within the total cough and cold market, we concentrate on the cold/flu remedy segment. This consumer health category faces competition from “non-medicinal” remedies (for example, nutritional or herbal products), as well as from preventive medicines available by prescription or under development.
      Alka-Seltzer Plus®, marketed in the United States, is a product to relieve symptoms accompanying the common cold. Tabcin®, primarily marketed in Latin America, is a product line similar to Alka-Seltzer Plus®. Aleve® Cold & Sinus is a long-lasting combination of the analgesic naproxen sodium and nasal decongestant.

Dermatologicals
      The dermatological category of our Consumer Care division is not related to the Dermatology business unit of our Pharmaceuticals segment.
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
      Alka-Seltzer® is used for speedy relief of acid indigestion, sour stomach or heartburn with headache, or body aches and pains. Phillips’® Milk of Magnesia is a saline laxative used as an overnight remedy for constipation and acid indigestion, heartburn or sour stomach that may accompany it. Rennie® relieves symptoms of indigestion and is typically marketed directly to the consumer. Talcid® is used for the relief of symptoms from heartburn and acid indigestion.

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
      One-A-Day® multivitamins offer a variety of special formulations, such as Men’s, Women’s, 50 Plus, Maximum, Essential and WeightSmart® formulas. Flintstones® are multivitamin dietary supplements containing (depending on type) 10-19 essential nutrients for children ages 2-12. Supradyn® is a multi vitamin/mineral brand, Redoxon®, a vitamin C brand, and Berocca®, a higher potency vitamin/mineral supplement.
      In 2006, we launched various line extensions to our existing brands.

Markets and Distribution
      Our Consumer Care division focuses on the consumer health market for medicinal products that consumers may generally purchase without a prescription.
      The division experiences moderate seasonality, primarily due to the cough/cold market.
      The typical sales and marketing channels of the division outside Europe are supermarket chains, drugstores and other mass marketers. In Europe, however, pharmacies are the usual distribution channel. Our principal markets are North America, Europe, Asia and Latin American countries.
      Consumer Care procures some high-volume raw materials internally from within Bayer HealthCare. Our major externally procured high-volume raw materials are: Naproxen (the active ingredient of Aleve®, Flanax® and Apronax®), ascorbic acid, citric acid, paracetamol and phenylephrine. Most of these are readily available and are usually not subject to significant price fluctuations. The supply of strategic materials like Naproxen is secured by long term contracts. Changes in crude oil and energy prices can affect a few key items, such as phenol and acetic anhydride, basic materials for our major ingredient acetylsalicylic acid, and aluminum foil. We diversify our raw materials sources internationally to help balance business risk and generally seek long-term contracts with manufacturers.
      We regard Johnson & Johnson (including Johnson & Johnson’s recently acquired Pfizer OTC business), Novartis and GlaxoSmithKline as our main competitors. In certain areas we also encounter competition from other companies such as Sanofi-Aventis, Procter & Gamble as well as Schering-Plough and Wyeth.

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
Diabetes Care

Overview
      The Diabetes Care division is headquartered in Tarrytown, New York. We support customers by delivering innovative products and services that empower people with diabetes to improve their quality of life.

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

Markets and Distribution
      Outside Europe we channel our Diabetes Care products to the consumer market through supermarket chains, drugstores and other mass marketers. In Europe, however, pharmacies are the usual distribution channel. Our principal markets are North America, Western Europe and Japan.
      On a worldwide basis, the activities of the Diabetes Care division are not subject to any significant seasonal effects.
      We manufacture and/or assemble approximately one quarter (by units) of our own products, with the balance coming from Original Equipment Manufacturer (OEM) suppliers. We rely on a supplier management process to supply raw materials, sub-assemblies and finished goods, most of which are contractually controlled and are not subject to significant price fluctuations or changes in availability.
      We do require some direct or OEM materials, the unavailability of which would adversely impact our results of operations. These materials include, for in-house manufacturing, customized integrated circuits and sensors for the Ascensia® strips. In these instances, we maintain strategic reserves of selected direct materials or finished products to avoid interruptions in our customers’ continuous and reliable supply. We maintain a global supplier base with the majority of materials and products being sourced from South-East Asia.

      Our primary competitors in the diabetes care market are: Roche Diagnostics, Lifescan (a Johnson & Johnson company) and Abbott Diagnostics.

Research and Development
      Our Diabetes Care division focuses its research and development activities primarily on strengthening its core product lines and on expanding into high growth/high margin segments of the market. We achieve this through internal development and collaborations with suppliers of mass market, user-friendly whole blood glucose monitoring systems. In addition, we are actively researching a minimally invasive system that requires only a small blood sample and has a short testing time. Beyond these research and development projects we are investing in technologies that will allow glucose monitoring without painful invasive sampling of body fluids.
      During 2006 the division’s headquarters as well as the research and development facility were consolidated in Tarrytown, New York.
      Our research and development department continued to launch several newer blood glucose monitoring systems during 2006, including the Ascensia® system, and has been developing next generation systems that we intend to introduce in 2007 and thereafter.
      In July 2006 our Diabetes Care division acquired Metrika Inc., located in Sunnyvale, California. Metrika manufactures and markets a new type of handheld diabetes monitoring system, capable of measuring the long-term diabetes parameter HbA1c, also known as glycated hemoglobin. Through this acquisition we expanded our offerings in diabetes management.
Animal Health

Overview
      Our Animal Health division researches, develops and markets new products for the health care of animals. These products are divided between the two business units Food Animal Products and Companion Animal Products. This range of products is supplemented by a line of farm hygiene products as well as cosmetic care products for animals.

Major Products
      Bayer Animal Health provides parasiticides such as K9 Advantix®, Advantage®, Droncit®, Bayticol® and Baycox®, which are most commonly used for flea, tick, mosquito, tapeworm, roundworm and coccidiosis control in cats, dogs, poultry, pigs and other major livestock animals. We provide antimicrobials such as Baytril®, which is used for the treatment of severe bacterial infections in animals. Included in our global portfolio are biological vaccines which prevent foot-and-mouth disease in livestock animals and nutritionals, or feed additives, such as vitamins, minerals and others which improve animal health and farm productivity. Our farm hygiene products assist in farm biosecurity management processes and include insecticides for fly control, rodenticides against rats and disinfectants against bacteria.

Markets and Distribution
      The Animal Health business covers worldwide markets, including emerging markets such as China, Vietnam and others in South-East Asia. We divide our marketing activities into two main business areas: marketing for food animals, and marketing for companion animals, including horses.
      On a worldwide basis, the activities of the Animal Health division are not subject to any significant seasonal effects.
      Depending on national legislation, Animal Health products may be available to end users on a prescription or non-prescription basis. Consumers (pet owners) may purchase prescription products directly from veterinarians or from pharmacies with a written prescription issued from a licensed practicing veterinarian. Also, based on national legislation, non-prescription products may be available through retailers, drugstores and other specialized marketers.

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
      Merial, Pfizer and Intervet are our main competitors, with Merial and Pfizer being active in both companion animal and food animal products and Intervet concentrating mainly on food animal products.

Research and Development
      The Animal Health division focuses its research and development activities on antimicrobials, parasiticides and active ingredients useful for the treatment of non-infectious diseases in animals such as renal failure, pain management, oncology and congestive heart failure. A particular goal of our research and development efforts is to provide the market with innovative and patent-protected products (new active ingredients, formulations and application technologies).
      The division’s primary research and development facilities are located in Monheim, Germany and Kansas City, Missouri.
      We currently have several products or product families in late stages of development or awaiting regulatory approval. Major products are:

Projects/Products	Indication	Status

Imidacloprid Combinations	Control of fleas, ticks, heartworm and gastrointestinal worms in cats and dogs	Clinical development; one combination in launch in the United States
Emodepside	Gastrointestinal worms in cats and dogs	Clinical Development; one indication in registration in the United States
Red mite control remedy	Red mite control in Poultry	Submitted
Baycox® calves	Coccidiosis control in calves	In registration
Baytril® swine (North America)	Antimicrobial infections in pigs	In registration
Veraflox® (pradofloxacin)	Antimicrobial for dogs and cats	In development in the United States; resubmission after initial rejection in EU under evaluation
Projects on non-infectious diseases	Renal failure and congestive heart failure in dog and cats	Clinical development started

BAYER CROPSCIENCE
      The Bayer CropScience subgroup is presented in the reportable segments Crop Protection and Environmental Science, BioScience.
CROP PROTECTION
Overview
      Our Crop Protection segment markets chemical crop protection products for the control of insects, weeds and plant diseases and develops products for enhanced effectiveness against these target pests.
      The following table shows Crop Protection’s performance for the last three years.

	2004	2005	2006

	(Euros in millions, except
	percentages)
Total External net sales	4,957	4,874	4,644
Percentage of total sales from Group continuing operations	23.7%	19.7%	16.0%
External net sales by category of activity
Insecticides	1,378	1,311	1,219
Fungicides	1,277	1,248	1,200
Herbicides	1,855	1,840	1,758
Seed Treatment	447	475	467
Intersegment sales	71	70	59
Operating result	386	532	384
      Crop Protection’s sales by region and totals for the past three years are as follows.

	2004	2005	2006

	(Euros in millions)
Europe	1,898	1,901	1,909
North America	979	1,076	996
Asia/ Pacific	820	811	772
Latin America/ Africa/ Middle East	1,260	1,086	967

Total	4,957	4,874	4,644

      The following table shows the segment’s sales by major products(a) during the past three years.

	2004		2005		2006

		Percentage of		Percentage of		Percentage of
Product	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Confidor®/ Gaucho®/Admire®(b)(c) (Insecticides/ Seed Treatment)	455	9.2	444	9.1	416	9.0
Folicur®/ Raxil®(b) (Fungicides/ Seed Treatment)	401	8.1	327	6.7	261	5.6
Basta®/ Liberty®(b) (Herbicides)	189	3.8	212	4.3	223	4.8
Puma®(b) (Herbicides)	226	4.6	202	4.1	193	4.2
Flint®/ Stratego®/Sphere®(b) (Fungicides)	235	4.7	188	3.9	172	3.7
Atlantis® (Herbicides)	97	2.0	142	2.9	169	3.6
Proline® (Fungicides)	23	0.4	91	1.9	144	3.1
Poncho® (Seed Treatment)	57	1.1	110	2.3	127	2.7
Betanal®(b) (Herbicides)	143	2.9	127	2.6	119	2.6
Temik® (Insecticides)	109	2.2	104	2.1	106	2.3
Other	3,022	61.0	2,927	60.1	2,714	58.4

Total	4,957		4,874		4,644

(a)	The amounts shown represent sales by main active ingredient group; for the sake of clarity, however, only the principal brands and categories of activity are listed.

(b)	The main active ingredients contained in these products are also used in products sold by the Environmental Science business group. These figures do not include sales by the Environmental Science business group.

(c)	The active ingredient imidacloprid contained in these products is also used in the Animal Health segment’s Advantage® product. These figures do not include sales by the Animal Health segment.
Segment Strategy
      Crop Protection aspires, together with Bayer CropScience’s Environmental Science, BioScience segment, to be a leading partner in providing products and combined solutions for the production of quality food, feed and fiber. We strive to build long-term, consistent, predictable and mutually beneficial partnerships with our customers and stakeholders. We aim to fulfill our commitment to sustainable development and to achieve long-term profitable growth.
      Key factors in achieving our profitability targets are new product launches, further portfolio optimization, fostering marketing excellence and focus on cost management. In addition to our ongoing performance programs, our newly launched cost structure initiative is intended to further enhance efficiency in all areas of Bayer CropScience. We expect this new initiative for the most part to become effective in 2009.
      With its Crop Protection business, Bayer CropScience strives to maintain its leading position in the crop protection industry1 by utilizing its broad regional representation and a well-balanced portfolio comprising innovative, high-performance insecticides, fungicides, herbicides and seed treatment products.

(1)	This statement is based on 2005 sales data published in AgriFutura, The newsletter of Phillips MCDougall- Agriservices, No. 77 (March 2006) and the moving annual total sales data 2005/2006 published in Cropnosis Agrochemical Monitor 182 (December 2006); the respective publications with data for the full year 2006 have not yet been published as of March 12, 2007.

      We attempt to achieve these strategic objectives through the continuous introduction of new products from our research and development pipeline, our life cycle management and the complementary activities of our Environmental Science and BioScience businesses.
Major Products

Insecticides
      Imidacloprid (major brands: Confidor® and Admire®) is an active ingredient in the chemical class of neonicotinoids. It controls a broad range of pests, including sucking pests (e.g., aphids and whiteflies) and biting pests (e.g., leafminers and beetles), and is suitable for a wide variety of application methods, including foliar spray, soil drench, seed treatment and drip irrigation. Imidacloprid is now marketed in more than 100 countries for use on a large variety of crops such as vegetables, fruits, rice, corn, soybeans and cereals.
      Aldicarb (major brand: Temik®) is a broad-spectrum carbamate insecticide and nematicide in granular form. Temik® is applied to soil to protect crop roots from insects and nematodes and to protect against pests such as aphids or mites. Temik® is used on a large number of crops, such as cotton, citrus and potatoes.
      Deltamethrin (major brand: Decis®) is a broad-spectrum pyrethroid insecticide. It is used primarily against biting insects and is also effective against various sucking pests. Decis® is marketed in more than 100 countries for use on a wide range of crops (including vegetables, cereals, cotton and soybeans).

Fungicides
      Tebuconazole (major brand: Folicur®) is a broad-spectrum fungicide registered and sold in about 100 countries for use on numerous crops including cereals, vegetables, fruits, rice, soybeans and peanuts. Folicur® is especially effective against Fusarium and rusts (in particular, Asian soybean rust) as well as many other fungal diseases in cereals and is available in many liquid or solid formulations adapted to our customers’ needs.
      Trifloxystrobin (major brand: Flint®), the active ingredient of the Flint® product family, is sold in more than 80 countries for broad-spectrum disease control in cereals, grapes, rice, soybeans and a wide range of fruit and vegetable crops. The product range consists of solo products and several co-formulations (e.g., Sphere®, Stratego® and Nativo®), all formulated to meet the specific requirements of highly diverse crop production systems under various climatic conditions. In addition to efficient disease control these products offer crop safety and beneficial physiological effects on yield, quality and shelf life of fruit and grain.
      Prothioconazole (major brand: Proline®) is a broad-spectrum fungicide for use on cereals, canola (oilseed rape), peanuts, soybeans and field vegetables. It provides long-term protection by means of a uniform and stable distribution in the leaves. Products containing prothioconazole are effective against stem-based diseases, leaf diseases, especially Septoria tritici, as well as ear diseases (Fusarium spp) in cereals.

Herbicides
      Glufosinate-ammonium (major brand: Basta®), Crop Protection’s best selling herbicide, is a post-emergence herbicide with a broad-spectrum of efficacy against annual and perennial weeds and grasses. It is primarily used on perennial tree crops, vegetables and non-crop areas and as a harvest aid. The product is also applied as Liberty® on herbicide-tolerant canola in Canada, in particular on varieties such as BioScience’s InVigor®, and as Ignite® on herbicide-tolerant cotton in the United States, such as BioScience’s FiberMax® cotton seeds.
      Fenoxaprop-P-ethyl (major brand: Puma®) is used in more than 75 countries and is one of the leading products used worldwide against grass weeds in cereals. It is also used in rice, soybeans and canola and controls grass weed problems under a wide range of climatic and soil conditions.
      Mesosulfuron-methyl (major brand: Atlantis®) belongs to the latest generation of safened cereal herbicide sulfonylureas. These products offer a broad and consistent grass control performance in global wheat production. Our ongoing development of new mesosulfuron-methyl combinations (major brands: Alister® and Olympus® Flex) is expected to continue to position Crop Protection as one of the leaders in cereal herbicides.

Seed Treatment
      The insecticidal active ingredient imidacloprid (major brand: Gaucho®) is Crop Protection’s best selling seed treatment product. It is marketed in over 70 countries for the treatment of early season pests and soil and leaf pests in key crops such as corn, cereals, cotton, sugar beet and soybeans.
      Clothianidin (major brand: Poncho®) is an insecticidal active ingredient from the chemical class of neonicotinoids, jointly developed by Sumitomo Chemical Takeda Agro Co. Ltd. and Bayer CropScience AG. This active ingredient was developed primarily for the control of the major soil and early season pests in corn, sugar beet, cereals, canola and sunflower.
      Tebuconazole (major brand: Raxil®) is a fungicide registered in many countries including France, Germany, the United Kingdom, the United States, Canada, Argentina and Australia as a seed treatment to control seed and soil-borne diseases in cereals.
Markets and Distribution
      Europe has traditionally been our strongest market in Crop Protection, accounting for about 40 percent of our sales in this segment in 2006. Due to the fact that the major part of our business is realized in the northern hemisphere, the business is affected by the seasonality of the various crop and distribution cycles.
      Crop Protection obtains a significant part of its raw materials from LANXESS, as well as from other non-Bayer companies, but also obtains part of its raw materials from within the Bayer Group. Some raw materials can be subject to price volatility caused by fluctuations in the price of crude oil, energy or transport costs.
      Generally, we market our Crop Protection products through a two- or three-step distribution system, depending on local market conditions. Under this system, products are sold either to wholesalers or directly to retailers.
      Our main competitors in the Crop Protection business are Syngenta, BASF, Dow AgroSciences, Monsanto and DuPont.

Research and Development
      Crop Protection operates major research and development facilities on three continents: Monheim (headquarters) and Frankfurt, Germany; Lyon and Sophia Antipolis, France; Stilwell, Kansas and Raleigh, North Carolina; and Yuki City, Japan.
      While research is concentrated in specialized sites, development activities range from central facilities to field testing stations across the globe, enabling product testing in the relevant geographical areas.
      Crop Protection research and development is responsible for the identification and development of innovative, safe and economically sustainable solutions in crop protection. Research covers activities to identify new active ingredients that can be developed as insecticides, fungicides or herbicides and/or other areas in modern crop protection. In addition to classical chemistry, biology and biochemistry, modern technologies such as combinatorial chemistry, ultra-high-throughput-screening, genomics and bioinformatics play an important role in the identification of new lead structures. Collaborations with third parties supplement our internal research activities.
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

      The following new active ingredients were launched in 2006 or are expected to be launched by Crop Protection in 2007, subject to regulatory approval.

New active ingredients	Product Family	Status

Fluopicolide	Fungicides	Launched in 2006
Flubendiamide	Insecticides	Launch expected in 2007
Tembotrione	Herbicides	Launch expected in 2007
      Fluopicolide (major brand: Infinito®) belongs to a new chemical class named acylpicolides. Products containing this novel chemical compound have been developed for use to control oomycete diseases in potatoes, vegetables and ornamentals. The new mode of action is intended to enable farmers to control oomycete diseases that are resistant to standard fungicides.
      Flubendiamide (major brand: Belt®) represents a novel chemical family of substituted phthalic acid diamides with potent insecticidal activity. Belt® is a new insecticide for foliar application in annual and perennial crops, offering protection primarily against all major Lepidoptera species. Belt® is being co-developed by Nihon Nohyaku Company and Bayer CropScience for worldwide use on vegetables, fruits, cotton, corn, beans, tea and a number of other crops.
      Tembotrione (major brand: Laudis®) from the triketone chemical family is a new herbicide for foliar application in corn plants. Laudis® is a leaf-active substance that eliminates the protection of chlorophyll against UV light in weeds. Tembotrione is applied together with a safener component which enables the corn plants to metabolize the active substance and maintain the carotinoid layer protecting the corn plant against UV light, thereby offering a broad-spectrum weed control.
ENVIRONMENTAL SCIENCE, BIOSCIENCE
Overview
      The two business groups Environmental Science and BioScience together form the Environmental Science, BioScience segment.
      The following table shows the segment’s performance for the last three years.

	2004	2005	2006

	(Euros in millions, except
	percentages)
Total External net sales	989	1,022	1,056
Percentage of total sales from Group continuing operations	4.7%	4.2%	3.7%
External net sales by category of activity
Environmental Science	678	694	714
BioScience	311	328	342
Intersegment sales	7	13	6
Operating result	106	158	200
      The segment’s sales by region and totals for the past three years are as follows:

	2004	2005	2006

	(Euros in millions)
Europe	340	340	342
North America	433	452	461
Asia/ Pacific	107	122	135
Latin America/ Africa/ Middle East	109	108	118

Total	989	1,022	1,056

      2006 sales of the segments’ material products were €148 million for Merit®/Premise® (representing 14.0 percent of total segment sales; compared to €143 million, or 14.0 percent, in 2005 and €148 million, or 15.0 percent, in 2004) and €86 million for K-Othrine®/Deltagard® (representing 8.1 percent of total segment sales; compared to €68 million, or 6.7 percent, in 2005 and €66 million, or 6.7 percent, in 2004). The foregoing amounts represent sales by main active ingredient group, however we only listed the principal brands. Apart from these two products, no product of this segment accounted for more than 5 percent of total segment sales in 2006, 2005 or 2004.
Segment Strategy
      The segment Environmental Science, BioScience complements Bayer CropScience by addressing specific market needs. Environmental Science capitalizes on Crop Protection’s development and production facilities and its pipeline of new active ingredients. BioScience leverages on Crop Protection’s customer base and biological competence in bringing seeds and plant biotechnology products to the market.
      Environmental Science is among the leading suppliers for non-agricultural pest control solutions worldwide in terms of sales. Our strategy is to strengthen our market position by developing and marketing quality products and providing solutions with health or hygiene benefits or that will allow growth of healthier plants and lawns. Our objectives also include the development of strong partnerships with our customers and the focus on “proximity innovations”, the ability to offer customized brand-connected solutions.
      BioScience is internationally active in the research, development and marketing of seeds and solutions derived from plant biotechnology and breeding. Our strategic approach comprises three business fields: In Agricultural Seeds, we focus on delivering conventional and plant biotechnology seeds with improved performance and quality, particularly in respect of our three core crops cotton, canola (oilseed rape) and rice. In New Business Ventures, we are developing plant-derived materials for applications in fields such as nutrition, health and biomaterials. In the Vegetables field, we believe that the Nunhems unit of BioScience is among the leading developers and suppliers of high-quality vegetable seed varieties. Within all three business fields, we intend to pursue growth opportunities.
Environmental Science

Overview
      Environmental Science serves non-crop professional and consumer markets worldwide, by developing and marketing products for the green industry (including the treatment of golf courses and industrial vegetation management), lawn, garden and household care, professional pest control, termite and vector control and rural hygiene. Our product portfolio includes a wide range of insecticides, fungicides and herbicides.

Major Products
      Merit® and Premise® are our major imidacloprid-based insecticides. Merit® is used in the green industry, in particular in turf and ornamentals. It controls a large spectrum of insects such as grubs and cutworms. Premise® is a product for termite control.
      K-Othrine® and Deltagard® (our major deltamethrin-based brands) control a large spectrum of flying and crawling insects. Deltamethrin has been used for many years to control insect-borne diseases such as malaria and is recommended by the World Health Organization for that purpose.
      Maxforce® is an insecticide used in passive treatment applications such as gels and baits. Maxforce®’s range of products includes the active ingredients fipronil, hydramethylnone or imidacloprid and controls a large number of crawling insects.
      Our consumer-branded products intended for sale to non-professional users and leisure gardeners are marketed under the umbrella brands Bayer Advanced® in the United States and Bayer Garden® in Europe.

Markets and Distribution
      Environmental Science’s business is subject to seasonality. This seasonality is particularly pronounced for the consumer branded lawn and garden business.
      Environmental Science obtains a significant part of its raw materials from within the Bayer Group, but also enters into agreements with non-Bayer companies. Some raw materials may be subject to price volatility caused by fluctuations in the price of crude oil, energy or transport costs.
      Our products are sold in the non-crop professional and consumer markets. For professional markets, products are sold to the green industry, the pest control industry and the public health and rural hygiene sectors. In the consumer business, lawn and garden products are sold to consumers through specialized distribution channels. Active ingredients are sold to marketers of household products.
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
      In 2006, our key launches were the fungicide Tartantm (based on trifloxystrobin and triadimefon) and the insecticide Forbidtm (spiromesifen-based) in the green industry and the sprayable Quickbayt® (imidacloprid-based) for fly control in professional pest control applications. In 2007 we expect to launch, among others, Termite Killer Granules (imidacloprid-based) and All-In-One Lawn Weed & Crabgrass Killer (based on 2,4-D and dicamba) for the pest and weed consumer market in the United States, and the insecticide Exemptor® (thiacloprid-based) in the green industry in Europe.
BioScience

Overview
      BioScience focuses on the research, development and marketing of conventional and genetically enhanced seeds and other plant biotechnology products.

Major Products
      With Nunhems (Nunhems®), BioScience is one of the leading developers and suppliers of high-quality vegetable seed varieties that are marketed to professional growers, plant propagators, seed dealers and the fresh produce and food processing industries. The main crop seeds are carrots, onions, melons, leeks and tomatoes.
      FiberMax® cotton seed brand is marketed in the United States, Greece, Spain and Turkey as well as Brazil and Mexico. FiberMax® varieties offer cotton growers high performance in lint yield and fiber quality as well as advanced technologies for insect control and herbicide resistance.
      InVigor® hybrid canola varieties are available to farmers in Canada and the United States. InVigor® hybrid canola varieties provide high yield and require less cultivation, due to their tolerance to glufosinate-ammonium. BioScience promotes the application of Liberty® herbicides, developed and marketed by our Crop Protection segment, for use on InVigor® varieties.
      Arize® is the trademark for our hybrid rice seed offering a high-yield, high quality solution requiring less seeds per hectare than conventional rice. It has been introduced in India, the Philippines, Indonesia, Brazil and Vietnam.

Markets and Distribution
      BioScience markets its seeds to growers, distributors and processing industries. We distribute plant biotechnology traits either through out-licensing to seed companies for incorporation in their own commercial seeds or through our own seed companies, mainly under either the InVigor® or FiberMax® brands. In some cases, traits are provided to other companies that utilize the technology in their own research.
      Due to the fact that the major part of our business is realized in the northern hemisphere, the business is affected by the seasonality of the crop and distribution cycles.
      In the bio science business, Monsanto, DuPont/ Pioneer and Syngenta are the market leaders.

Research and Development
      The primary BioScience research facilities are located in Lyon, France; Haelen, The Netherlands; Gent, Belgium; and Potsdam, Germany. Our main development sites are in the United States, Canada, Brazil, India and Australia.
      Plant biotechnology research and development is predominantly directed towards agronomic and quality improvement. The technologies used include all relevant tools — from identifying the gene of interest to developing it — necessary to improve key crops (cotton, canola and rice) for growers and industrial partners. Research activities range from the exploration of novel agronomic traits to the discovery of new plant-based specialty products for the nutrition, health and biomaterials markets. This includes plants with improved stress tolerance (e.g., drought resistance), health-promoting canola oils and the manufacture of materials based on renewable sources.
      Our growth is supported by continuous new product introduction. We launched eight new varieties of cotton and four rice varieties in 2006. In 2007, we expect to launch several new varieties of cotton and one of canola.
BAYER MATERIALSCIENCE
      The Bayer MaterialScience subgroup is presented in the reportable segments Materials and Systems.
MATERIALS
Overview
      As described under — History and Development of the Company, we have divested our H.C. Starck business and are in the process of divesting our Wolff Walsrode business. Both businesses are reported as discontinued operations. For details see Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations. As the divestiture of Wolff Walsrode has not yet been completed as of the date of this annual report on Form 20-F, details on this business also appear in this section under — WOLFF WALSRODE (Discontinued Operation).
      As a result of the divestiture of H.C. Starck and the pending divestiture of Wolff Walsrode, our Materials segment now comprises the business units Polycarbonates and Thermoplastic Polyurethanes. The segment data appearing in the following tables for 2004 and 2005 have been restated to reflect the removal of H.C. Starck and Wolff Walsrode from the Materials segment.

      The following table shows the segment’s performance for the last three years.

	2004	2005	2006

	(Euros in millions, except
	percentages)
Total External net sales	2,217	2,837	2,925
Percentage of total sales from Group continuing operations	10.6%	11.4%	10.1%
External net sales by category of activity
Polycarbonates	2,035	2,645	2,720
Thermoplastic Polyurethanes	182	192	205
Intersegment sales	13	14	25
Operating result	184	514	289
      The segment’s external sales, by region and in total, for the past three years are as follows.

	2004	2005	2006

	(Euros in millions)
Europe	863	1,063	1,100
North America	481	609	599
Asia/ Pacific	716	908	947
Latin America/ Africa/ Middle East	157	257	279

Total	2,217	2,837	2,925

      Sales of the segments’ material products in 2006 were €1,443 million for the Makrolon® product family (representing 49.3 percent of total segment sales, compared to €1,513 million, or 53.3 percent, in 2005 and €1,088 million, or 49.1 percent, in 2004) and €563 million for Bayblend® (representing 19.3 percent of total segment sales, compared to €485 million, or 17.1 percent, in 2005 and €360 million, or 16.2 percent, in 2004). Apart from these two products, no product of this segment accounted for more than 5 percent of total segment sales in 2006, 2005 or 2004.
Segment Strategy
      Our goal is to continue expanding our global market positions by exploiting the growth potential of our portfolio. The completion of initial investment projects in Asia supports our strong commitment to this fast growing region. We continue to look for opportunities to further strengthen our position in the Materials segment. We intend to enhance the segment’s overall performance by making its research and development, marketing and administration structures more efficient and continuously improving its cost position.
      We have recently started production in the first phase of our new world-scale polycarbonate production plant in Asia, which shares an integrated production site with the production of diphenylmethane diisocyanate (MDI) discussed under — Bayer MaterialScience — Systems below. We believe that this plant will help Polycarbonates (PCS) to improve its cost competitiveness and its access to state-of-the-art technology in this growth region. We plan further capacity expansions to meet growing demand for polycarbonates. We plan to monitor the product life cycles of current applications and to allocate sufficient resources for product and application development in growth segments. In addition to our current expansion in China, we intend to evaluate potential business opportunities in other regions on an ongoing basis in an effort to extend our market coverage. In our Compounding business, we intend to strengthen our business by increasing our geographic coverage. For our semifinished products in Polycarbonate Films and Sheets, we continue to strive for profitability with a focus on products with strong growth prospects.
      Thermoplastic Polyurethanes (TPU) continues to shift its business focus towards high margin growth products. With this new focus, TPU intends to reach and maintain higher levels of profitability. With our acquisition of the Ure-Tech Group in Taiwan, expected to be completed in the second quarter of 2007, we intend to increase TPU’s market share in Asia.

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

Major Products

Polycarbonates (Makrolon®/APEC®)
      Polycarbonates are plastics that are transparent and highly stable across a wide temperature range. Because of their light weight, impact stability and design flexibility, polycarbonates are used in the electrical/electronic industry in general and in the field of optical data storage media (such as pre-recorded and recordable CDs and DVDs), in particular and for injection molding purposes. The construction industry is also a major user of polycarbonates, for example, for polycarbonate sheet applications. Makrolon® is our leading polycarbonate product range. Our other polycarbonates include the APEC® product range for high temperature uses, for example as components for automobile headlights.

Polycarbonate Blends (Bayblend®/Makroblend®)
      Blend technology can transform a palette of a few basic polymers into a wide range of new, advanced polymers with tailored properties, creating user-specific solutions. Polycarbonate blends are widely used in the automotive, electrical/electronic and business machine industries. The Bayblend® product lines of amorphous, thermoplastic polymer blends based on polycarbonate and ABS (acrylonitrile/butadiene/styrene) are our leading blends for a broad range of applications. Makroblend® is our brand name for engineering thermoplastics blends based on Polybutylene Terephthalate (PBT) or Polyethylene Terephthalate (PET).

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
      Bayfol® is the trade name of our films made of polycarbonate blends and other polymers. Bayfol® CR films are noted for their strong chemical resistance and enhanced flexibility compared with pure polycarbonate film. They are both thermo formable and cold formable, with good electrical insulating and dielectric properties, and are easily printable with standard inks. Their main application areas are keypads or housings in the information technology industry. Further applications are in the area of IMD (In Mold Decoration) technology and automotive interior applications.

Polycarbonate Sheets (Fabricated Products)
      We also produce solid and multiwall sheets with a broad range of characteristics for a wide variety of applications. These materials consist of polycarbonates, polycarbonate blends or thermoplastic polyesters. We market our sheets as Makrolon®, Bayloy®, Vivak® and Axpet®. Makrolon®, which accounts for the largest share of our revenues from sheets, is a material with high impact resistance and can be exposed to a wide range of temperatures.

Markets and Distribution
      We sell the products of our Polycarbonates business entities to numerous customers worldwide. These customers include injection-molding operators and a large number of plastic-component manufacturers, whose products are predominantly used in the automotive, electrical, electrical engineering, construction, data technology, medical and leisure industries. We have recently commenced polycarbonate production at our new unit at the Bayer integrated polymers production site in Caojing, China. The unit’s initial capacity is 100,000 tons per year. The new plant represents the first time that Bayer has installed a melt polycarbonate process on such a large scale.
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
      Our major global competitors are GE Plastics and Dow Chemical. In the Asia/Pacific region we also compete with a number of local competitors.

Research and Development
      Our Polycarbonates business unit allocates resources for research and development both to process and product development, with the aim of constantly improving our manufacturing processes and of developing new formulations and applications of our products. The primary research and development facilities are located in Krefeld-Uerdingen, Leverkusen and Dormagen, Germany and Pittsburgh, Pennsylvania. The Polycarbonates business unit is also part of the new polymers research and development center (PRDC), at Pudong, China (near Shanghai) together with the other Bayer MaterialScience (BMS) business units.
      We are currently working further on the optimization of our new polycarbonate melt manufacturing process. Other current projects relate to the analysis of our existing manufacturing processes to improve both product quality and cost performance.
      In product development, we focus our activities on developing new blends, refining material for optical data storage, developing modified base materials for polycarbonate sheets and modifying the surface of polycarbonates using various coating technologies. Examples of our development areas are set forth in the following table:

Product/ Brand Name	Application

Surface-modified Makrolon®	Automotive, extrusion, architecture, electrical
Improved Makrolon® ODS grade	New ODS formats, such as Blue Laser based disks and HD-DVD
Extension of Bayblend® FR series	Business machines/ information technology
Makrolon® with improved flame retardant	Electrical, automotive
Diffusor sheets for LCD Screens	Electrical/electronic
      In the area of polycarbonate films, we are developing value added films (comprising new resins as well as surface-modified films) to enter new market segments such as soft touch coated Makrofol® films interior parts used in the automotive industry and mobile phone housings.

Thermoplastic Polyurethanes

Overview
      Our Thermoplastic Polyurethanes business unit develops and markets a wide variety of granules that serve as raw materials for extrusion, blow molding, calandering and injection molding processed products. Additionally, our subsidiaries Epurex Films (Germany) and Deerfield Urethane (Massachusetts) manufacture different grades of thermoplastic polyurethane films (TPU films).

Major Products
      Thermoplastic polyurethanes, or TPUs (TPU Resins and Films), belong to the family of high-performance thermoplastic elastomers and possess a combination of properties such as high resilience, abrasion resistance and flexibility. We market our thermoplastic polyurethanes granulates under the trademarks Desmopan®, Texin® and Desmomelt®. TPU-containing elastomer compounds are also developed and marketed cooperatively by BMS and PTS (Plastic Technologie Service Marketing & Vertriebs GmbH) under the trademark Desmoflex®. Our TPU films are marketed under the trademarks Walotex®, Walopur®, and Platilon® (Epurex Films) and Dureflex® (Deerfield Urethane). The acquisition of the Ure-Tech Group in Taiwan, expected to be completed in the second quarter of 2007, will add products under the trademark Utechllan® to our portfolio.

Markets and Distribution
      Our Thermoplastic Polyurethanes business entities (TPU Resins and TPU Films) primarily serve customers in the sports and leisure, automotive and engineering industries; other users include the textile, cable and agricultural industries (e.g., animal ear tags).
      Temporary fluctuations in prices for raw materials and energy can have an impact on the cost of our products. We secure our most important chemical raw materials through long-term contracts.
      Our head office in Leverkusen, Germany, has global responsibility for the business. We coordinate and carry out our sales and marketing from Leverkusen, Germany, for the regions Europe, Middle East, Africa and Latin America, from our regional hubs in North America (Pittsburgh) and the Asia/ Pacific region (Hong Kong), and through our various national subsidiaries.
      We regard the following companies as the main competitors of our TPU business entities:
      • TPU Resins: BASF/ Elastogran, Lubrizol/ Noveon, Huntsman, Dow Chemical;
      • TPU Films: Stevens Urethane, Fait Plast, Ding Zing.

Research and Development
      The bulk of research and development activities conducted by the Thermoplastic Polyurethanes business entities consists of developing high performance thermoplastic polyurethanes resins and films, such as highly UV-stable and transparent grades for foils in solar modules.
      TPU Resins’ primary development facilities are located in Dormagen, Germany and Pittsburgh, Pennsylvania. The development facilities of TPU Films are located in Bomlitz, Germany (Epurex Films) and in Whately, Massachusetts (Deerfield Urethane).
SYSTEMS
Overview
      Our segment Systems comprises the business units Polyurethanes; Coatings, Adhesives, Sealants; and Inorganic Basic Chemicals.

      The following table shows the segment’s performance for the last three years.

	2004	2005	2006

	(Euros in millions, except
	percentages)
Total External net sales	5,349	6,609	7,236
Percentage of total sales from Group continuing operations	25.6%	26.8%	25.0%
External net sales by category of activity
Polyurethanes	3,872	4,792	5,182
Coatings Adhesives Sealants	1,237	1,330	1,488
Inorganic Basic Chemicals	218	380	403
Others	22	107	163
Intersegment sales	116	142	138
Operating result	348	736	703
      The segment’s external sales, by region and in total, for the past three years are as follows.

	2004	2005	2006

	(Euros in millions)
Europe	2,494	3,035	3,302
North America	1,483	1,891	2,023
Asia/ Pacific	822	979	1,060
Latin America/ Africa/ Middle East	550	704	851

Total	5,349	6,609	7,236

      2006 sales of the segments’ material products were €3,004 million for Desmodur®/Mondur® products (representing 41.5 percent of total segment sales, compared to €2,613 million, or 39.5 percent, in 2005 and €2,242 million, or 41.9 percent, in 2004) and €741 million for Arcol® (representing 10.2 percent of total segment sales, compared to €724 million, or 11.0 percent, in 2005 and €536 million, or 10.0 percent, in 2004). Apart from these two products, no other product of the segment accounted for more than 5 percent of segment sales in 2006, 2005 and 2004.
Segment Strategy
      Our goal is to continue expanding our global market positions by exploiting the growth potential of our portfolio. The completion of initial investment projects in Asia supports our strong commitment to this fast growing region. We continue to look for opportunities to further strengthen our position in the Systems segment. We intend to enhance the segment’s overall performance by making its research and development, marketing and administration structures more efficient and continuously improving its cost position.
      We believe that the completion of the first phase of our world scale diphenylmethane diisocyanate (MDI) production facility in Asia will help Polyurethanes to improve its cost competitiveness and its access to state-of-the-art technology in this growth region. We intend our focus on quality, as well as on product and process innovation, to enhance our penetration of the strong growing Asia markets. With further increase of our MDI capacity, we intend to help meet the increasing global demand for these products. Portfolio management activities are planned in selected segments to improve profitability by shifting the focus towards high value products. Furthermore, we are planning to build a world-scale production facility for toluene diisocyanate (TDI) in Asia.
      The business unit Coatings, Adhesives and Sealants intends to focus its activities on defending its market position in the field of Base Modified Isocyanates. We intend to meet increasing demand in growth regions by extension and/or adaptation of our production facilities. In the field of Resins we intend to strive for profitability improvement by focusing on modern technologies and portfolio optimization. A stronger focus on high margin products is expected to further contribute to this goal.

      Inorganic Basic Chemicals provides basic raw materials such as chlorine and caustic soda to the business units Polyurethanes; Coatings, Adhesives, Sealants; and Polycarbonates, as well as to third parties, using its modern technology. In an effort to ensure the best possible cost position and uninterrupted supply, various strategic options to produce such basic raw materials or to buy them from third parties are being pursued depending on the specific characteristics of our production sites.
      The entity “New Business” within BMS identifies and evaluates market and technology trends across all of BMS’ business units and devolves business ideas into projects to develop new products and applications that extend beyond our existing core business of the company.
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

Markets and Distribution
      Europe and the NAFTA nations remain the primary markets for our Polyurethanes business entities, with the Asian market showing the strongest prospects for future growth.
      The predominant cushioning material for upholstered furniture manufactured today is flexible polyurethane foam. For our customers’ applications, we are currently aware of no man-made or natural substitute materials that could replace significant amounts of flexible polyurethane foams in substantial quantity. Rigid polyurethane foam is used for thermal insulation purposes in competition with other insulating materials such as mineral fibers and polystyrene foam. Polyurethane elastomers compete with other thermoplastic materials on cost, performance and fit with the production mix at the customer’s site.
      In the automotive area, there is constant competition between polyurethanes and other polymers in many applications due to the required physical properties, costs, design or functional requirements.
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

      The Polyurethanes business entities coordinate and carry out their sales and marketing from the head office in Leverkusen, Germany, and through our various national subsidiaries. Our key account managers serve our globally active major customers directly. To a much smaller degree we sell our products through “systems houses” and traders. Systems houses are focused regionally and typically serve smaller-volume customers.
      To further increase efficiency along the supply chain, we have established regional service centers. They act as a central point of contact for customers on all issues concerning order processing, logistics and billing.
      Our main competitors for the Polyurethanes business entities are BASF, Dow Chemical and Huntsman.

Research and Development
      The business entities’ primary research and technical development facilities are located in Dormagen and Leverkusen, Germany; Pittsburgh, Pennsylvania, South Charleston, West Virginia; Amagasaki, Japan; and Shanghai, China.
      The main areas of innovation in the polyurethane field are currently the development of new or improved polyether polyol types and blends as well as the improvement of manufacturing processes. The Polyurethanes business entities concentrate their research and development efforts with respect to aromatic isocyanates on improving existing products and technologies for their manufacture. Our TDI facility in Caojing, China, that is planned to come on stream in 2009, will use such improved manufacturing processes. High-throughput experiments are used for the development of new formulations and are intended to help to reduce time-to-market for new products.
      In product development, we focus our activities on extending the applications for new composite materials. We also work to improve flame resistance and thermal insulation properties. We develop other materials for durability aspects using various technologies as summarized in the following table:

Product/Brand Name	Application

Baypreg® F	Automotive door trim carrier
Multitec®	Bathtubs, hood/fender for agricultural vehicles
Baydur®	Combinations with wood
Coatings, Adhesives, Sealants

Overview
      Our Coatings, Adhesives, Sealants business entities (Resins, RES; Base and Modified Isocyanates, BMI) develop and market a wide variety of products that serve as raw materials for lacquers, coatings, sealants and adhesives.

Major Products

Resins and Hardeners
      Polyurethane lacquers are formed through the combination of an isocyanates component with a polyol-like polyester, polyacrylate-polyether- or polycarbonate-polyols. We offer a variety of polyol components branded as Desmophen®, Rucote® and Bayhydrol® (RES) and polyisocyanates such as Desmodur®, Desmodur® BL, Crelan® and Bayhydur® (BMI). This variety enables us to provide custom-tailored solutions for a number of different applications.

Special raw materials
      Our special material unit produces such specialty products as Pergut® (RES) for coatings and adhesives, Impranil®, our polyurethane coating systems for textiles, and Baybond® for glass fiber sizing.

Adhesive raw materials
      Dispercoll®, Desmocoll® and Baypren® (RES) are our raw materials for adhesives. Their primary users are shoe manufacturers, although we also have customers from the automotive, furniture and building industries.

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
      Temporary fluctuations in prices, such as the price of crude oil or energy, can have a significant effect on the cost of our raw materials. We secure our most important chemical raw materials primarily through long-term contracts.
      We coordinate and carry out our sales and marketing from our head office in Leverkusen, Germany, and through our various national subsidiaries. Our key account managers serve our globally active major customers directly.
      We regard the following companies as the chief competitors of our Coatings, Adhesives, Sealants business entities.

•	Resin components (RES): Cytec, Cray Valley, DIC (Dainippon Ink and Chemicals), DSM, Eternal, BASF;

•	Aliphatic isocyanates (BMI): Rhodia, Degussa, BASF, Asahi Kasei, NPU (Nippon Polyurethane Industry);

•	Aromatic isocyanates (BMI): Dow Chemical, Mitsui Chemicals, SAPICI.

Research and Development
      The Coatings, Adhesives, Sealants business entities focus their research and development activities on developing products that we can formulate into high performance coatings, adhesives and sealants, such as aliphatic and aromatic polyisocyanates and resin components. We are also exploring ways of reducing the amount of solvent needed by technologies such as high solids and waterborne and powder coatings systems.
      We are working, together with the U.S. company InPhase Technologies on the development of new photoactive polymers for holographic data-storage applications. InPhase’s first generation product will be a read-only memory storage medium holding 300 GB of data.
      In collaboration with the British coatings manufacturer E. Wood, we are developing a polyurea system based on a special aliphatic polyisocyanate. This new formulation is used for the rehabilitation of drinking water pipes.
      The business entities’ primary research and development facilities are located in Leverkusen, Germany and Pittsburgh, Pennsylvania and Shanghai, China.
Inorganic Basic Chemicals

Overview
      The business unit Inorganic Basic Chemicals (IBC) produces inorganic basic chemicals such as chlorine, caustic soda, hydrogen and hydrochloric acid. Its focus is on the safe and cost-efficient supply of chlorine to internal and external customers.

Major Products
      Inorganic basic chemicals are of major importance for Bayer MaterialScience (BMS): about 70 percent of BMS’ sales are dependent on chlorine. Chlorine is used for the production of intermediates that are subsequently processed into a variety of products, such as polyurethanes and polycarbonates. The four IBC production sites in Leverkusen, Dormagen and Krefeld-Uerdingen, Germany and Baytown, Texas have a total chlorine capacity of around 1.4 million metric tons per year. At sites where Bayer does not produce any chlorine, IBC supports external chlorine procurement.
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
      The main raw materials for chlorine production are sodium chloride and electrical power. Sodium chloride is purchased on the open market under long term contractual agreements and therefore generally not subject to price volatility. Power is purchased via Bayer Industry Services in Germany. In 2006, our costs for electrical power increased by about 20 percent due to increased market prices.
      Our main competitors are Dow Chemical, Solvay, Akzo Nobel, BASF, Vestolit, Ineos, Olin, PPG and Formosa Plastics.

Research and Development
      Processes and plants are continuously enhanced and optimized within IBC while keeping in mind environmental compatibility. The main area of innovation in chlorine production is currently the development of the “Oxygen Depolarized Cathode” (ODC) in sodium chloride alkali (sodium chloride) and hydrochloric acid membrane electrolysis to significantly reduce power consumption. We intend to use this technology to supply the isocyanate production in Caojing, China, with chlorine beginning in 2008.
WOLFF WALSRODE (Discontinued Operation)
Overview
      In December 2006, Bayer signed an agreement with Dow Chemical Company concerning the sale of Bayer’s Wolff Walsrode business. The sale is subject to the approval of the relevant antitrust authorities. Assuming these approvals are received, we expect the closing of the transaction to occur by the end of the first half of 2007. The Wolff Walsrode business is reported as discontinued operations prior to the sale. For details refer to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements contained elsewhere in this annual report on Form 20-F.
      The following table shows Wolff Walsrode’s performance in the last three years.

	2004	2005	2006

	(Euros in millions)
External net sales	328	329	334
Operating result	40	36	40

Overview
      We operate the Wolff Walsrode business primarily through Wolff Walsrode AG, our wholly-owned subsidiary, assisted by other companies of the Bayer Group. The Wolff Walsrode business develops, produces and markets cellulose derivatives as well as various sausage casings.
Major Products
Cellulose Derivatives

•	Walocel®M is an additive that regulates water balance. It improves the workability and adhesion of building materials such as tile adhesives, plasters, mortars and dispersion paints.

•	Walsroder® NC serves in resin form in wood coatings and other industrial coatings as well as in printing inks for flexible packaging. It is also used as a component of nail polish and other specialty items.

•	Walocel®C is used primarily as a thickener and binder in water-based systems. It is used in pharmaceuticals, dairy products and toothpaste, as well as in ceramics compounding, textile and paper manufacture and oil drilling.
Other

•	Under the brand name Walsroder®, we offer a wide range of sausage skins for industrial or handcraft usage.
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
      We currently hold thousands of patents, and have applications pending for a significant number of new patents. Although patents are important to our business, we believe that, with the exception of the patents covering Adalat®, Avelox®, Betaferon®, Campath®, Cipro®, Leukine®, Levitra®, Magnevist®, Mirena®, Ultravist® and Yasmin® and imidacloprid, no single patent (or group of related patents) is material to our business as a whole.

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
      Patent protection in our major markets for some of our key products is scheduled to expire in the near term. Although the expiration of a patent for an active ingredient normally results in the loss of market exclusivity, we may continue to derive commercial benefits from:

•	subsequently granted patents on processes and intermediates used in manufacturing the active ingredient;

•	patents relating to specific uses for the active ingredient;

•	patents relating to novel compositions and formulations; and

•	in certain markets (including the United States), market exclusivity under laws other than patent laws.

      The following table sets forth the expiration dates in our major markets of the patents covering Adalat®, Avelox®, ciprofloxacin, imidacloprid, vardenafil, sorafenib, Betaseron®, Yasmin®, Magnevist®, Ultravist®, Mirena®, Campath® and Leukine®:

	Market

Product	Germany		France		U.K.		Italy		Spain		Japan		U.S.A.		Canada

Adalat®
Crystal patent (Retard)	—		—		—		—		—		—		2010		—
Adalat® CC (Coat Core)	2008		2008		2008		2008		2008		2008		2008		2009
Avelox®
Compound	2014		2014		2014		2014		2014		2009		2014		2015
Hydrochloride-Monohydrate	2016		2016		2016		2016		2016		2016		2016		2016
Tablet formulation	2019		2019		2019		2019		2019		2019		2019		2019
Ciprofloxacin
Active ingredient	—		—		—		2007	(a)	—		—		—		—
IV formulation	2006		2006		2006		2006		2006		2011		2007		2008
Tablet formulation	2007		2007		2007		2007		2007		2007		2011		2009
Imidacloprid	2006		2006		2006		2006		2007		—		2006		2007
Vardenafil compound	2018		2018		2018		2018		2018		2018		2018		2018
Sorafenib compound	2020		2020		2020		2020		2020		2020		2022		2020
Betaseron® product	2008		2008		2008		2008		2008		2008		2007		2016
Yasmin® formulation	2020	(b)	2020	(b)	2020	(b)	2020	(b)	2020	(b)	2020	(b)	2020	(b)	2020	(b)
Magnevist®
Product	—		—		—		2007		—		—		2011		—
Formulation	2007		2007		2007		2007		2007		2007		2009		2010
Method of use	—		—		—		—		—		—		2013		—
Ultravist® product	—		—		—		2009		—		—		—		—
Mirena®
Device (inserter)	2015		2015		2015		2015		2015		—		2015		2015
Process	2013		2013		2013		2013		2013		2013		2013		2013
Campath® product	2014		2014		2014		2014		2014		2014		2015		2014
Leukine® product	—		—		—		—		—		—		2012		2017

(a)	Including extension of the original patent term which was scheduled to expire in 2001 by national supplementary protection certificate until 2009 and later reduction of said extension until 2007 under Italian Law No. 112/2002. The final reduced term remains uncertain and falls within the jurisdiction of an ordinary court. The law and its application by the Italian Patent and Trademark office has been legally challenged and may be subject to further legal challenges.

(b)	Composition comprising micronized drospirenone together with ethinylestradiol.
      See Item 8, Financial Information — Legal Proceedings for a description of patent-related litigation in which we are involved.
Trademarks
      Our best-known trademarks include Adalat®, Aleve®, Ascensia®, Aspirin®, Avalox®/ Avelox®, Basta®/ Liberty®, Betaferon®/Betaseron®, Ciprobay®/ Cipro®, Confidor®/ Gaucho®/ Admire®/ Merit®, Flint®/ Stratego®/ Sphere®, Kogenate®, Levitra®, Magnevist®, Makrolon® and Yasmin®, as well as the Bayer name itself and our distinctive “Bayer cross”; and the corporate names “Schering” and “Medrad”. (Please note that the rights to the name “Schering” in the United States and Canada do not belong to us but to Schering-Plough Corporation, New Jersey. Schering-Plough Corporation and the company acquired by Bayer in June 2006, Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) Trademark protection varies widely throughout the world. In some countries, trademark protection continues as long as the mark is used. Other countries require registration of trademarks. Registrations are generally for fixed but renewable terms. Although our portfolio of trademarks is important to our business, we do not believe that any single trademark is material to Bayer’s business as a whole.
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
      Similarly, in the EU as well as in other regions, there are restrictive rules applicable to areas including the production, marketing, processing, use and disposal of “dangerous substances and preparations”, food and feeding stuffs and the use of biocides.

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
      The various regulatory authorities administer and execute requirements covering the testing, safety, efficacy, labeling, approval, manufacturing, marketing and post-marketing surveillance of prescription pharmaceuticals. Pharmaceutical products must receive regulatory approval before they can be marketed. The regulatory requirements follow stringent standards that vary by country. Before a drug can qualify for marketing approval, a registration dossier must be submitted to a regulatory authority for review and evaluation. The registration dossier principally contains detailed information about the safety, efficacy and quality of a new medication. It also provides details about the manufacturing process, the production facilities and information to be provided to patients. The registration process can last from a few months to a few years and depends on the nature of the medication under review, the quality of the submitted data and the efficiency of the relevant agency. If a drug meets the approval requirements, the regulatory authority will grant a product license for marketing. In some countries, negotiation on pricing and reimbursement follow the grant of the product license. The process of developing a pharmaceutical product from discovery through testing, registration and initial product launch can take approximately ten years but this period varies considerably for different products and countries. For marketed products, the pharmaceutical company is required to monitor adverse reactions and submit periodic reports on these reactions, if any, to the appropriate authorities.
      Within the EU three registration procedures with different regional coverage are available: Centralized Procedure, Mutual Recognition Procedure and National Procedure. In the Centralized Procedure, after the dossier is submitted to the EMEA, the Committee for Medicinal Products for Human Use (CHMP) carries out a scientific evaluation. The CHMP opinion is then transmitted to the European Commission for its opinion, which, if also favorable, results in a binding decision for marketing authorization in all EU Member States. A company is obliged to use the Mutual Recognition Procedure if it intends to sell a medicinal product in more than one Member State, but not necessarily throughout the entire EU. After a Marketing Authorization has been granted for a product in one Member State selected by the company (a so-called “Reference Member State”, or “RMS”), this RMS has to produce an Assessment Report. The Authorities in the other Member States where the product is to be approved receive a copy of the original dossier and a copy of the Assessment Report. They then “mutually recognize” the decision of the RMS. A National Procedure can be used if a company wishes to license a product in just one Member State.
      In recent years, the EMEA in the EU, the FDA in the United States and the Ministry of Health, Labor and Welfare (MHLW) in Japan have sought to shorten development and registration times for pharmaceutical products by harmonizing the individual requirements of the three regions. This initiative is called the International Conference on Harmonization. For the foreseeable future, however, we will need to obtain a separate approval in each market.
      Our Hematology/ Cardiology business unit markets, among others, substances known as “biologicals.” Biologicals are derived from biological sources (e.g., from human plasma or from cell lines genetically engineered to produce a specific protein). In the United States and other markets, biologicals are regulated under specific sets of regulations that contain unique requirements specifically for biologicals. For example, in order to minimize the risk of infectious disease transmission, human plasma-derived products require donor screening and plasma testing, as well as multiple manufacturing steps designed to remove viruses and other infectious agents. Biological products are chemically complex, often depending on a precise structure (e.g., the specific folding of a molecule) for their effectiveness. Regulations require us to subject these products to rigorous testing to ensure stability throughout their shelf life. Because biological products cannot withstand conventional sterilization techniques, we must use special processes to ensure sterility. Under applicable regulatory requirements, we must submit detailed documentation to demonstrate appropriate controls over our manufacturing facilities, including associated equipment and supporting utilities such as water supply and climate control.
      Prices for pharmaceuticals may be subject to governmental interventions. Direct price controls as well as budgets or patient contribution requirements affect the prices and may result in price and profit differentials between markets.

Consumer Care Products
      Most Consumer Care products are subject to regulations similar to those in the Pharmaceuticals segment. In the United States, for example, the FDA and, in part, the Federal Trade Commission, oversee the marketing, manufacturing and labeling of Consumer Care products.

Diabetes Care Products
      The products of the Diabetes Care division are in vitro diagnostic (IVD) and medical device products, subject to regulatory controls similar to those governing the development and marketing of pharmaceutical products. In the United States, the FDA regulates IVD products as medical devices, through its Center for Devices and Radiological Health (CDRH). All manufacturers of medical devices must register their facilities with the FDA. Registered establishments are subject to periodic inspections by FDA investigators to ensure compliance with quality standards.

      Most IVD products require FDA clearance or approval before they may be marketed. For devices requiring clearance, where possible we seek to obtain it on the grounds that the new product is “substantially equivalent” to a product the FDA has already cleared. For truly new IVD products, we must submit extensive data to the FDA based on actual clinical trials. FDA clearance usually takes between two and eighteen months, depending on the degree of novelty involved. After obtaining FDA clearance, we must report all adverse incidents in which a product was allegedly involved.
      In the United States the FDA and, in part, the Federal Trade Commission, oversee the marketing, manufacturing and labeling of Diabetes Care products, while in the EU and in Japan, they are regulated by the Conformité Européenne (CE) and the MHLW, respectively. In the EU, two directives regulate these products. The Medical Device Directive governs diagnostic products that come in direct contact with the human body. The IVD Directive, as the name implies, applies to products used in vitro, that is those that do not come in direct contact with the human body. In Japan, a special section of the Pharmaceutical Affairs Law (PAL) regulates Diagnostic Care products. The Japanese Ministry of Health is currently implementing significant ‘PAL reforms’ with which all IVD manufacturers and their Japanese representatives must comply. In Australia and Canada, the applicable laws and regulations are similar to the European model. Many countries in South America and Asia have regulatory requirements similar to those promulgated either by the FDA or the European Commission. All of these requirements involve product registration and approval and the reporting of adverse incidents and corrective actions.

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
      In the EU, animal health products are subject to regulations similar to those governing the pharmaceutical sector. The Centralized Procedure is also governed by the EMEA, but the committee responsible for animal health products is the Committee for Medicinal Products for Veterinary Use. For details on the registration procedure within the EU, refer to — Pharmaceutical Products.

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
      The introduction of new regulations, data requirements or test guidelines is a normal part of enhancing safety assessments for crop protection products. However, unpredictable new requirements and the imposition of deadlines have led to numerous delays of registrations of crop protection products in the past, especially in the authorization processes in the EU and in the NAFTA countries. Therefore, Bayer CropScience must anticipate new regulatory trends and must closely follow the process of developing and requiring new data. Bayer CropScience also actively participates in these processes by commenting on draft regulations proposed by the authorities (e.g., on the proposed replacing of the European Directive 91/414/ EEC concerning the placing of crop protection products on the market).

Environmental Science Products
      In both the professional and the consumer pest control business, as in crop protection, our products must obtain regulatory approval prior to marketing. In most countries, environmental science products are regulated by authorities other than those which regulate the crop protection products. The regulatory requirements are often different from crop protection products, due to different routes of exposure. Generally, there has been an increase of regulatory requirements for environmental science products, in particular in the United States, Europe and Japan. To some extent, the regulatory dossiers developed for crop protection products with the same active ingredients can also be used for regulatory purposes in the environmental science area.
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
      In the United States, registration of environmental science products is granted by the EPA. There has been an increase of registration requirements due to the implementation of the Food Quality Protection Act (FQPA), which considers both dietary and non-dietary exposure aspects. Certain food-related regulatory requirements applicable to environmental science products exist in other regions, notably in the EU.
      The review period for registration depends on the country and could vary from two to five years for a product containing a new active ingredient. These regulatory procedures may lead to an increase in the time period required for and costs involved in developing new environmental science products.

BioScience Products
      Plant biotechnology products, marketed by our BioScience business group, in particular those based on genetic modification, are subject to specific regulatory oversight covering environmental impact as well as use and trade of products and derivatives in food and feed. The number of countries that have regulatory frameworks concerning plant technology is increasing each year and, in countries that already have such regulations, the requirements are also increasing or changing. The most important countries, based on their importance to us as an agricultural center and/or trading partner, include the United States, Canada, the EU, Japan, Brazil, Argentina, Australia and China. In the United States, the main regulatory authorities are the USDA, the FDA and the EPA. The EU has implemented a set of new regulations including the creation of a new EU Food Safety Authority. Similar regulations have been implemented in Japan. Many Asian countries have developed regulatory frameworks over the last few years, most recently China, Taiwan, Korea and the Philippines. With the Cartagena Protocol on BioSafety, which came into force in September 2003, it is expected that more countries will establish relevant regulatory frameworks over the next few years.
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
EU Regulations
      We must comply with an increasing range of regulatory measures concerning testing, manufacturing and marketing of our products. In some countries, including the United States, regulatory controls have become increasingly demanding. We expect this trend to continue and expand to other countries. We are monitoring further developments and participate in relevant stakeholder processes such as internet consultations of the

European Commission, projects (e.g., EU research projects, European Partnership for Alternative Approaches to Animal Testing) and conferences.
      Within the European Union a new regulation on chemicals (Registration, Evaluation, Authorization of Chemicals, REACH) has been adopted and will be enforced by June 2007. By this legislation new regulatory requirements will be imposed on the testing and assessment of chemicals. This may lead to increased costs and reduced margins for some products, and may affect the availability of certain chemicals. A strict project management has been established to meet the regulatory requirements of the REACH legislation.
      In addition, the EU directive on emissions trading may affect our business opportunities, especially in Europe. The directive requires EU member states to meet the carbon dioxide emissions targets set for each member state under EU legislation and based on the Kyoto Protocol. Emissions levels have to be reduced by 21 percent in Germany and 7.5 percent in Belgium, in each case based on 1990 carbon dioxide emissions levels. Compliance and increasing prices for electricity may require material capital expenditures in the future depending on developments in the markets for emissions trading and energy.
      A communication entitled “European Environment and Health Strategy” was published by the European Commission in June 2003 (SCALE). The strategy is intended to reduce the burden of disease caused by environmental factors in the EU by identifying and preventing new health threats caused by environmental factors. In furtherance of this strategy, the European Commission adopted the European Environment and Health Action Plan for 2004-2010 on June 9, 2004. Currently, specific consequences of SCALE on our business cannot be estimated, but we are monitoring further developments and participate in relevant stakeholder processes (e.g., the Consultative Forum organized by the European Commission in this context).
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
      It is our policy to comply with all health, safety and environmental requirements and to provide workplaces for employees that are safe. We track, check and evaluate all environmental legal initiatives and laws regarding their potential impact on our current and past activities in order to develop appropriate measures in a timely and effective manner. When necessary, we incur capital expenditures to ensure this. We expect that Bayer will continue to be subject to stringent environmental regulation. Although we cannot predict future expenditures, we believe that current spending trends will continue.
      We are subject to regulations that may require us to remove or mitigate the effects of the disposal or release of chemical substances into the environment. Under some of these regulations, a current or previous owner or operator of property may be held liable for the costs of remediation on, under, or in the property, without regard as to whether it knew of or caused the presence of the contaminants, regardless of whether the contaminations resulted from common or best practices or practices of third parties and regardless of whether the practices were legal at the time they occurred. As many of our industrial sites have long histories, we cannot predict the full impact of these regulations on us. We cannot assure that all soil or groundwater contamination will be discovered.
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
      It is difficult to estimate the future costs of environmental protection and remediation because of uncertainties about the status of regulations and their future developments. Taking into consideration our experience and currently known facts, we believe that capital expenditures and remedial actions to comply with environmental regulations will not have a material adverse effect on our financial position, results of operations or cash flows. As of December 31, 2006, we had reserved €262 million for environmental matters.
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
ORGANIZATIONAL STRUCTURE
      As the management holding company of the Bayer Group, Bayer AG determines the long-term strategy for the Group and its subgroups and prescribes guidelines and principles for the corporate policy derived therefrom. Bayer AG holds equity interests in the subgroup management companies and the service companies (described below) and also in other domestic and foreign entities. The Bayer Group is managed by the four-member Board of Management of Bayer AG, which is supported by the Corporate Center. The Board of Management is responsible for the supervision of management and for the Group’s financial management.
      The Corporate Center, which provides services to the Board of Management and to the subgroup management companies, consists of the following corporate center functions: the Corporate Office; Communications; Investor Relations; Corporate Auditing; Corporate Human Resources & Organization; Corporate Development; Law & Patents, Insurance; Finance; Group Accounting & Controlling; Governmental & Product Affairs; and Regional Coordination.
      The Bayer Group conducts its business operations in the three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The subgroup management companies Bayer HealthCare AG, Bayer CropScience AG and Bayer MaterialScience AG, heading up the three subgroups, manage the business activities of the domestic and foreign affiliates assigned to them. Each subgroup is, within the framework of strategies, goals and guidelines determined by the Bayer AG Board of Management, an independent operating area with worldwide business accountability and its own management. Each of the subgroup management companies has entered into a domination and profit and loss transfer agreement with Bayer AG.
      Three service companies, Bayer Technology Services GmbH, Bayer Business Services GmbH and Bayer Industry Services GmbH & Co. OHG (in which Bayer AG owns a 60 percent stake and LANXESS owns a 40 percent stake), provide support functions to the three subgroups as well as to Bayer AG.
      For more information on our current organizational structure, see the introduction to — Business.

Subsidiaries
      The financial statements of the Bayer Group as of December 31, 2006 included 432 fully or proportionally consolidated companies, compared to 283 companies in 2005. The increase of 148 companies is largely due to the first-time inclusion of Schering AG’s group companies in the second quarter of 2006.
      The following table lists Bayer AG’s principal consolidated subsidiaries for our continuing business as of December 31, 2006 and its beneficial ownership interest in each.

Bayer’s
Company Name and Place of Business	Interest

(%)
Germany
Bayer Business Services GmbH, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer CropScience GmbH, Frankfurt	100
Bayer HealthCare AG, Leverkusen	100
Bayer Industry Services GmbH & Co. OHG, Leverkusen	60
Bayer MaterialScience AG, Leverkusen	100
Bayer Schering GmbH, Leverkusen	100
Bayer Schering Pharma AG, Berlin	96.2
Bayer Technology Services GmbH, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
Schering Deutschland GmbH, Berlin	100

Other European Countries
Bayer Antwerpen Comm.V, Belgium	100
Bayer Biologicals S.r.l., Italy	100
Bayer Consumer Care AG, Switzerland	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K.	100
Bayer CropScience S.A., France	99.9
Bayer CropScience S.r.l., Italy	100
Bayer International S.A., Switzerland	99.7
Bayer Pharma SAS, France	99.9
Bayer Polyols S.N.C., France	100
Bayer Polyurethanes B.V., The Netherlands	100
Bayer Public Limited Company, U.K.	100
Bayer S.p.A., Italy	100
Bayer SP.Z.O.O., Poland	100
Quimica Farmaceutica Bayer, S.A., Spain	100

Bayer’s
Company Name and Place of Business	Interest

(%)
North America
Bayer Corporate and Business Services LLC, USA	100
Bayer CropScience Inc., Canada	100
Bayer CropScience LP, USA	100
Bayer HealthCare LLC, USA	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, USA	100
Bayer Pharmaceuticals Corporation, USA	100
BAYPO Limited Partnership, USA	100
Berlex Inc., USA	100
Medrad, Inc., USA	100

Asia/Pacific
Bayer Australia Limited, Australia	99.9
Bayer CropScience K.K., Japan	100
Bayer HealthCare Co. Ltd., China	100
Bayer Korea Ltd., Republic of Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer MaterialScience Trading (Shanghai) Company Limited, China	100
Bayer Thai Company Limited, Thailand	99.9
Bayer Yakuhin, Ltd., Japan	100
Nihon Schering K.K., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60

Latin America/Africa/Middle East
Bayer (Proprietary) Limited, South Africa	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer S.A., Argentina	99.9
Bayer S.A., Brazil	99.9
Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100
      Also included in the consolidated financial statements are the following material associated companies:

Bayer’s
Company Name and Place of Business	Interest

(%)
Lyondell Bayer Manufacturing Maasvlakte VOF, The Netherlands	50.0
Palthough Industries (1998) Ltd., Israel	25.0
PO JV, LP, USA	43.4
Polygal Plastics Industries Ltd., Israel	25.8
PROPERTY, PLANTS AND EQUIPMENT
      We operate through a large number of offices, research and development facilities and production sites throughout the world. The principal executive offices of Bayer AG are located in Leverkusen, Germany. Our key production facilities are located in Germany and the United States. We also have other properties, including office buildings, laboratories and distribution centers throughout the world. For the major research and development facilities by segment please refer to — Markets and Distribution and — Research and Development for each of the segments.
      Our policy is to acquire full ownership rights in our manufacturing facilities whenever possible. We own most of our manufacturing facilities and other properties. Where locally applicable law does not permit this or acquisition of full property rights is otherwise unfeasible, we acquire possessor interests conferring substantially the same rights of use as ownership (for example, German-law hereditary building rights or Erbbaurechte and granted land-use rights in Asian countries).
      We believe that our production plants and manufacturing facilities have capacities adequate for our current and projected needs. In 2006, liabilities of €3 million (2005: €7 million) were secured by mortgages.
      The acquisition of the business of Schering AG, Berlin, Germany includes major production sites in Germany, Finland and the United States. For further details on the acquisition, refer to — History and Development of the Company.
      As part of the divestiture of the Diagnostics division, eight sites with offices and production facilities located in five countries ceased to be part of the Bayer Group. For further details on the divestiture, refer to — History and Development of the Company and to Item 5, Operating and Financial Review and Prospects — Operating Results 2004, 2005 and 2006 — Discontinued Operations — Diagnostics.
      The following table summarizes our major facilities by subgroup:

	Size of developed
	property in
	thousand square
Location	meters	Major use

Bayer HealthCare
Leverkusen, Germany	125	Formulation and packaging of pharmaceutical products
Wuppertal, Germany	448	Production of active ingredients for ethical pharmaceutical products, research and development
Berkeley, California	112	Production of recombinant FVIII
Myerstown, Pennsylvania	44	Formulation and packaging of Consumer Care products
Mishawaka, Indiana	32	Production of instruments for Diabetes Care division
Bergkamen, Germany	505	Production of active pharmaceutical ingredients, administration
Berlin-Wedding, Germany	173	Production and packaging of contrast media; packaging of solids; research and development, offices
Turku, Finland	98	Production of gynecological and andrological products, and solids (Oncology); research and development, offices
Bayer CropScience
Monheim, Germany	650	Research and development of insecticidal and fungicidal active ingredients, global Bayer CropScience headquarters
Frankfurt, Germany	90	Research and development of herbicidal active ingredients, manufacturing for Crop Protection and Environmental Science
Dormagen, Germany	140	Manufacturing for Crop Protection and Environmental Science, industrialization of new active ingredients
Kansas City, Missouri	340	Manufacturing for Crop Protection and Environmental Science
Haelen, The Netherlands	560	Research and development as well as production of seeds for BioScience

	Size of developed
	property in
	thousand square
Location	meters	Major use

Bayer MaterialScience
Krefeld-Uerdingen, Germany	208	Production of polycarbonates, diphenylmethane diisocyanates, chlorine, caustic soda, hydrochloric acid and hydrogen
Baytown, Texas	1,628	Production of base- and modified isocyanates, polycarbonates, diphenylmethane diisocyanates, toluene diisocyanates, chlorine, caustic soda, hydrochloric acid and hydrogen
Dormagen, Germany	264	Production of modified isocyanates, resins, polycarbonate films, toluene diisocyanates, polyether, thermoplastic polyurethanes, chlorine, caustic soda, hydrochloric acid and hydrogen
Antwerp, Belgium	639	Production of polycarbonates, aniline, nitrobenzene and polyether
Brunsbüttel, Germany	137	Production of diphenylmethane diisocyanates, toluene diisocyanates, chlorine, hydrochloric acid and hydrogen
      Since the end of 2003, Bayer MaterialScience has been expanding capacities and establishing large-scale facilities at its integrated production site in Caojing, China (near Shanghai), as presented in the following table:

	Plant Capacity	Start-Up	Status

	(in kt)
Coatings, Adhesives, Sealants (Desmodur® N)	12	April 2003	In operation
Coatings, Adhesives, Sealants (Desmodur® L)	11	January 2005	In operation
Polycarbonates (Compounding)	40	July 2005	In operation
Polycarbonates (PCS Phase I)	100	September 2006	In operation
Polyurethanes (MDI Phase I, MMDI-Splitter),	80	September 2006	In operation
Coatings, Adhesives, Sealants (HDI-4)	30	February 2007	In operation
Polyurethanes (MDI Phase II)	350	2008	Under construction
Polycarbonates (PCS Phase II)	100	2008	Under construction
Polyurethanes (TDI)	300	2009	Planning phase
      For information on environmental issues relating to Bayer’s properties see Business — Governmental Regulation — Health, Safety and Environmental Regulations. Additional information regarding Bayer’s property, plant and equipment is contained in Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2004, 2005 and 2006 — Capital Expenditures and in Note 18 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
Item 4A.     Unresolved Staff Comments
      None.

Item 5.	Operating and Financial Review and Prospects
      Investors should read the following operating and financial review and prospects together with the consolidated financial statements and the notes to those financial statements included elsewhere in this annual report on Form 20-F. We have prepared these financial statements in accordance with IFRS, which differs in some respects from U.S. GAAP. For a reconciliation of net income and stockholder’s equity to U.S. GAAP, see Note 41 to our consolidated financial statements.
      The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. See Forward-Looking Information.
      We have based the presentation of our results in this section on certain significant accounting assumptions. For a more detailed description of these assumptions, see — Critical Accounting Policies, below.
      In connection with IFRS 5, as well as the application of related IFRS standards, the financial information presented in this annual report on Form 20-F for 2004, 2005 and 2006 only reflects continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations. The 2004 and 2005 figures for operating result, non-operating result, operating expenses and related key figures have been restated to give effect to this form of presentation. For more details, refer to Note 2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
OVERVIEW
      We are a global company focusing on our strengths in the fields of health care, nutrition and innovative materials. Our goal is to strengthen the competitiveness of our businesses in the HealthCare, CropScience and MaterialScience subgroups by concentrating on the special needs of these businesses.
      Bayer comprises the parent company, Bayer AG of Leverkusen, Germany, and approximately 430 consolidated subsidiaries. We are organized into three subgroups and, for reporting purposes, structured into six reportable segments — Pharmaceuticals; Consumer Health; Crop Protection; Environmental Science, BioScience; Materials and Systems. For further information on our organizational structure, see Item 4, Information on the Company — Business and — Organizational Structure.
      With effect from June 23, 2006, we acquired a majority of the shares of Schering AG, Berlin, Germany (subsequently renamed Bayer Schering Pharma AG), which is fully consolidated in the Bayer Group financial statements beginning on that date. (The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.) In 2006, we completed the process of entering into agreements to divest our Diagnostics division and our H.C. Starck and Wolff Walsrode businesses. These transactions are expected to close or have already closed in 2007. For our principal acquisitions and divestitures during the last three years, refer to Item 4, Information on the Company — History and Development of the Company and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
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
      To enhance the information content of the estimates, certain provisions that could have a material effect on the financial position and results of operations of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect uncertainty about the likelihood of the assumed events actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note 25 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
      Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group’s financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies that we disclose will not necessarily result in material changes to our financial statements in any given period but rather contain a potential for material change. The main accounting and valuation policies used by the Bayer Group are outlined in Note 4.3 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Company considers that the following accounting policies should be considered critical accounting policies.
Intangible assets and property, plant and equipment
      As discussed in Notes 17 and 18 appearing elsewhere in this annual report on Form 20-F, at December 31, 2006 the Bayer Group had intangible assets with a net carrying amount of €24,034 million including goodwill of €8,227 million, and property, plant and equipment with a net carrying amount of €8,867 million. Intangible assets with finite useful lives and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue.
      Intangible assets with finite useful lives and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and intangible assets with indefinite useful lives must be tested annually for impairment. In compliance with IAS 36 (Impairment of Assets), impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks as well as additional risks resulting from the volatility of the respective line of business. The present value of future cash flows measures an asset’s value based on our continuing use of the asset and its retirement at the end of its useful life. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is presented in Note 4.5 and Note 17 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F, respectively.
      To illustrate the Bayer Group’s impairment loss measurement on a segment level, if the actual present value of future cash flows were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment as of December 31, 2006 would have to be impaired by €146 million. In the Systems segment, the net carrying amounts of goodwill and intangible assets as of December 31, 2006 would have to be impaired by €42 million. We have focused our analysis on the Crop Protection and Systems segments because we believe that these are the only of our segments where impairments of goodwill and other intangibles under the assumptions described above are reasonably likely to have a material adverse effect on the results of operations of the respective segments. If the weighted average cost of capital used for the impairment test were increased by 10 percent, assets of the Crop Protection and Systems segment would have to be impaired by €85 million or €34 million, respectively. In quantifying our sensitivity analysis, we modeled a 10 percent decline as a negative change up to this magnitude is in our view reasonably likely. We do not now believe that greater changes are reasonably likely given our experiences in the Crop Protection and System segments.
      Applying these policies, we recognized impairment charges in each of the years 2006, 2005 and 2004. The following table sets forth these charges based on their allocation to our continuing businesses and our discontinued operations.

	2004	2005	2006

	(Euros in millions)
Impairment charges (continuing operations)	26	77	172
Impairment charges (discontinued operations)	63	0	18

Total impairment charges	89	77	190

      In 2004 and 2005, we recognized impairment charges largely as a result of our decisions to close or relocate several facilities and sites within our continuing businesses as part of our strategic reorientation and focus on our core businesses.
      The impairment charges within discontinued operations 2004 related to the sale of our plasma business (€24 million in 2004) and the spin-off of the former LANXESS segment (€39 million in 2004). We recorded an additional €24 million impairment charge related to this business in 2004 based on price negotiations with the purchaser. We updated our cash flow assumptions for the LANXESS businesses as a result of sustained pressure on its margins resulting from adverse foreign exchange rates, ongoing consolidation in customers in the industries LANXESS served, overcapacities in certain market segments and an increase in competition, particularly from Asian suppliers. We recognized an additional €39 million in impairment charges for the spun off LANXESS businesses in 2004 due to further revisions of the economic assumptions within the strategic business entities Performance Chemicals, Engineering Plastics and Chemical Intermediates.
      Impairment charges and write-downs on tangible assets in 2005 originated especially from our decision to shut down or to relocate different production facilities and sites in the United States in our continuing operations (€33 million). Also, in 2005 capitalized marketing rights for our product, Viadur®, were impaired by €15 million because of unfavorable market conditions related to the product (e.g., additional competition from other manufacturers). We revised this estimate in 2006 and wrote off the remaining intangible asset of €19 million.
      Impairment charges and write-downs in 2006 were predominantly due to further restructurings of our sites in the United States (€14 million) partly related to acquisitions as well as changes in plans for the expansion of our chlorine alkali facilities in Baytown, Texas (€31 million). In addition, restructuring efforts pursued in the year 2006 within the Bayer CropScience subgroup and the Bayer Industry Services GmbH & Co. OHG resulted in impairment charges and write-downs on tangible assets of €19 million and €30 million, respectively. In 2006 the capitalized costs of an acquired development project for the product alfimeprase within the Bayer HealthCare subgroup were impaired by €41 million. Within discontinued operations an impairment charge was recognized within the H.C. Starck group for its battery business in Canada (€17 million).
      Although we believe that our estimates of the relevant expected useful lives, our assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates, and our estimations of the discounted future cash flows, are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends we expect reverse.
Research and development
      In addition to the in-house research and development activities, various research and development collaborations and alliances are maintained with third parties. These collaborations and alliances involve provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of development costs incurred with respect to in-house research and development activities before receipt of regulatory approvals are not satisfied, and these costs are also expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, under IAS 38 (revised), which entered into effect on January 1, 2005, milestone payments relating to acquired assets in development must be capitalized to the extent that they are related to the acquisition of the related technology rights, even if uncertainties exist as to whether the research and development will ultimately be successful in producing a saleable product. If research and development collaborations are embedded in contracts for a strategic alliance, considerable judgment is involved in determining whether milestone-based payments reflect the funding of research and development or if they are related to the acquisition of an underlying compound or other rights. Factors considered in reaching this determination are (a) the nature of the payment, for example whether it is related to regulatory approval, a sales target or outsourced research and development activities, and (b) the relative fair values of the planned research and development activities compared to the total value of the payment.
Net sales
      We recognize revenue for product sales and the rendering of services when:

•	the significant risks and rewards of ownership of the goods are transferred to the customer,

•	the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold,

•	the amount of revenue and costs incurred or to be incurred can be measured reliably, and

•	it is probable that the economic benefits associated with the transaction will flow to the company.
      At the time revenue is recognized, we also record estimates for revenue deductions including cash discounts, rebates and product returns. Also, we record revenues net of items we collect on behalf of third parties, such as sales taxes and goods and service taxes. We report our net sales after deducting all sales deductions from our gross revenue.
      The majority of our sales deductions are subject to formula-based determination using factors such as a fixed percentage of the sales volume or gross sales proceeds. Accordingly, estimates related to sales deductions are predominantly based on historical experience, specific contractual terms and future expectations of our sales development in each of our business segments. We believe that assumptions other than those that we discuss are not reasonably likely to occur or not applicable to our business. We estimate the potential for future variability in provisions for anticipated sales deductions to be insignificant with respect to our reported operating results. We have not made adjustments to our provisions for rebates, cash discounts or returns for sales made in prior periods that were material in relation to our income before income taxes in any of the periods covered by the financial statements included in this annual report on Form 20-F.
      Provisions for rebates were 1.6 percent of our total net sales in 2006 (2005: 1.4 percent; 2004: 1.5 percent). In addition to rebates, we offer cash discounts for prompt payment in some countries. Our provisions for cash discounts were less than 0.1 percent of total net sales as of December 31, 2006, 2005 and 2004.
      We deduct provisions for returned defective goods or related to contractual arrangements to return saleable products on the date of sale or at the time when the amount of future returns can be reasonably estimated. If future product returns cannot be reasonably estimated and are significant to the sale transaction, both the recognition of revenues and of the related cost of sales are deferred until an estimate may reasonably be made or when the right to return the goods has expired. Provisions for product returns were 0.1 percent of total net sales in 2006 (2005: 0.3 percent; 2004: 0.3 percent).
      Some of the Bayer Group’s revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as other liabilities and recognized in income over the estimated performance period stipulated in the agreement. Milestone payments linked to the achievement of a significant and substantive technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partially on the basis of assumptions.
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
      Determination of the discount rate is also based on a bond portfolio corresponding to the expected cash outflows from the pension plans. The average return of this bond portfolio serves as our benchmark when determining the discount rate.
      The assumption for the expected return-on-assets reflects a long-term global capital market return that corresponds to the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared toward regulatory compliance and toward maintaining the risk structure corresponding to the benefit obligations. To this end, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.
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
      On December 31, 2006, the present value of our defined benefit obligations for pensions and other post-employment benefits payable under defined benefit plans was €16,708 million. Note 25 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F contains an analysis of the sensitivities of our defined benefit obligation to a 0.5 percent increase or decrease in any of our discount rate, projected remuneration increases and projected future benefit increases and the effects on our results of operations in which these changes would result. It also sets forth the changes in our accumulated actuarial losses related to changes in these actuarial parameters.
Environmental provisions
      The business of the Bayer Group is subject to a variety of laws and regulations in the jurisdictions in which it operates or maintains properties. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be reliably estimated and no future benefits are expected from such measures. Our provisions for environmental protection measures amounted to €262 million on December 31, 2006 and €279 million on December 31, 2005.
      It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, the conclusions in expert opinions we obtain regarding our environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, we believe our provisions to be adequate based upon currently available information. There were no significant changes in our assumptions or estimates that impacted our statements of income in 2004, 2005 or 2006.
      However, given the inherent difficulties in estimating liabilities in the businesses in which we operate, especially those for which the risk of environmental damage is relatively greater (CropScience and MaterialScience), it remains possible that material additional costs will be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position or results of operations. Further information on environmental provisions can be found in Note 26.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
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
      Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees, attorney costs and the cost of potential settlements. We have in the past adjusted existing provisions as proceedings have continued, been settled or otherwise provided further information on which we could review the likelihood of outflows of resources and their measurability, and we expect to continue to do so in future periods.
      During 2004, we recorded the following litigation related charges: €83 million in respect of fines paid in antitrust proceedings for rubber and urethane products, €47 million with respect to the Lipobay/ Baycol proceedings and €16 million with respect to the Phenylpropanolamine (PPA) proceedings.
      During 2005, we had operating charges based on our expected payments totaling €336 million related to our rubber-and urethane-related antitrust proceedings, as well as charges in respect of our Lipobay/ Baycol proceedings (€43 million) and our PPA proceedings (€62 million).
      Provisions for litigation-related expenses totaled €434 million on December 31, 2006. During 2006, we recorded €135 million other operating expenses on the basis of expected payments, which mainly relate to proceedings in connection with Lipobay/ Baycol (€35 million), to a patent infringement proceeding (€24 million) and to proceedings in connection with former rubber product lines (€51 million). We refer to the antitrust proceedings in connection with urethane products and rubber products collectively as antitrust proceedings related to polymer products elsewhere in this annual report on Form 20-F.
      Further details on legal risks and the related effects on our results of operations are contained in Item 8 as well as in Notes 32 and 41 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
Income taxes
      To compute provisions for taxes, estimates have to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences and tax losses can be utilized to offset taxable income.
      Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes what it believes to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile. On December 31, 2006, net liabilities for current tax payments amounted to €908 million, and net deferred tax liabilities amounted to €3,141 million. We reversed provisions in our U.S. subsidiary totaling €104 million in 2005 that related to tax positions taken in periods that were closed with the Internal Revenue Service.
      Further information on income taxes is provided in Note 14 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
Acquisition accounting
      We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired tangible and intangible assets have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date. Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Schering AG, Berlin, Germany included the following:
      For intangible assets associated with products, product related technology, and qualified in-process research and development (IPR&D) we base our valuation on the expected future cash flows using the Multi-Period Excess Earnings approach. This method employs a discounted cash flow analysis using the present value of the estimated after-tax cash flows expected to be generated from the purchased intangible asset using risk adjusted discount rates and revenue forecasts as appropriate. The period of expected cash flows was based on the individual patent protection, taking into account the term of the product’s main patent protection and essential extension of patent protection, as well as market entry of generics, considering sales, volume, prices, potential defense strategies and market development at patent expiry.
      For the valuation of brands the relief-from-royalty method was applied which includes estimating the cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The brand-specific royalty rates were calculated using a product-specific scoring model. The corporate brands “Schering” and “Medrad” were assumed to have an unlimited life. (Please note that the rights to the name “Schering” in the United States and Canada do not belong to us but to Schering-Plough Corporation, New Jersey. Schering-Plough Corporation and the company acquired by Bayer in June 2006, i.e., Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) Product brands, however, were assumed to have limited lives depending on the respective products’ life cycles. The expected amortization of these assets is determined on the basis of expected product-specific revenues.
      The net carrying amount of acquired intangible assets – after a step-up of €11,745 million resulting from the purchase price allocation – was €12,042 million, as of June 23, 2006. This figure includes €1,191 million for IPR&D which relates to new compounds development as well as new versions of existing drugs. The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is not impossible that actual outcomes vary significantly from such estimated future cash flows. In particular, the estimation of discounted cash flows of intangible assets under development and developed technologies is subject to highly sensitive assumptions, which are closely related to the nature of our pharmaceutical activities and whose changes may have material consequences such as:

•	Outcome of research and development activities regarding compound efficacy, results of clinical trials, etc.;

•	Probability of obtaining regulatory approval in several countries;

•	Long-term sales forecast;

•	Anticipation of selling price erosion rates after the end of patent protection due to generic competition in the market;

•	Behavior of competitors (launch of competing products, marketing initiatives, etc.).
      Measures pursued in the course of restructuring efforts such as the closing of facilities or changes in the planned use of buildings, machinery or equipment may result in shortened useful lives or impairments.
      For land acquired in general the comparison approach was based on the fair market values of properties situated in locations similar to those of the acquired properties and utilized for similar purposes. Unitary land values were derived from public or official sources and expert appraisals such as those made by advisory committees, contained in market reports or produced by local real estate agents. For buildings that could be leased, the income approach was predominantly applied, discounting projected rental charges.
      For technical equipment and machinery as well as for other equipment the indirect cost approach was applied, utilizing replacement costs. These costs are depreciated on a straight-line basis over the assets’ economic useful life according to an age analysis. Utilization and condition of the related technical equipment and machinery were reflected by adjustments and deduction for obsolescence.
      The valuation of the patented finished goods on stock at date of acquisition and work in process was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.
      The excess of the purchase price for Schering AG over the estimated fair values of the net assets acquired is recorded as goodwill amounting to €5,771 million as of June 23, 2006. The step-ups have led to a corresponding deferred tax liability of €4,546 million as of June 23, 2006, which will be amortized analogously to the respective assets.
OPERATING RESULTS 2004, 2005 AND 2006
Introduction

Most significant drivers of our sales, results of operations and cash flows in 2006
      The most significant drivers of our sales, results of operations and cash flows in 2006 were:

•	Acquisition and divestiture activities — particularly our acquisition of Schering (The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.);

•	The general economic situation and the continued positive business climates in the industries of some of our customers in the course of 2006; and

•	Raw materials, pricing — i.e., the effects on our results of operations of the increased prices of petrochemical raw materials, other precursors and energy.
      In addition, we present charges and expenses in connection with the transactions and other measures we have been taking as part of the strategic reorientation of our business and the related reorganization of our remaining businesses in order to assist readers in understanding the effects of these measures on our results of operations. Moreover, we separately disclose charges relating to several major legal matters that we distinguish from our ongoing operations. For details refer to — Expenses and gains relating to the reorientation of our business and to other material unusual effects.

Acquisition and divestiture activities

Effects on net sales from acquisitions and divestitures
      Acquisitions and divestitures during 2006 and 2005 had a positive effect on net sales in 2006 of €3,025 million, and acquisitions and divestitures during 2005 and 2004 had a positive effect on net sales in 2005 of €2,070 million. These portfolio changes affected the comparison between the three years’ sales figures as shown in the following two tables:

Change in
2006
from 2005

(Euros in
millions)
Acquisitions
Schering AG, Germany	3,082
Other	24

3,106

Divestitures
Termination of distribution activities for Plasma in Canada (divested in 2005)	(100)
Net sales to LANXESS (until spin-off on January 31, 2005, sales to LANXESS were classified as internal sales)	69
Disposition of several active ingredients, CropScience in 2005	(50)

(81)

Net effects on sales	3,025

Change in
2005
from 2004

(Euros in
millions)
Acquisitions
Roche consumer health business	1,061
Divestitures
Net sales to LANXESS after the spin-off on January 31, 2005 (in 2004, sales to LANXESS were classified as internal sales)	981
Other (net effect)	28

Net effects on sales	2,070

Effect on operating result from the purchase price allocation in connection with the acquisition of Schering AG, Berlin, Germany
      When we consolidated the acquired Schering businesses, we allocated the purchase price for those businesses among the assets and liabilities we acquired, in accordance with IFRS 3 (Business Combinations). Further details concerning these allocations are set forth in Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F and in — Critical Accounting Policies — Acquisition accounting.
      The purchase price allocation as of December 31, 2006 remains preliminary with respect to the restructuring plans under consideration, the ongoing negotiations with Novartis regarding Betaferon®/Betaseron® and other events occurring after the balance sheet date that will improve our understanding of the fair values. One of the effects of the purchase price allocation is an upward revaluation or “step-up” of the acquired inventories and non-current assets. Most of the non-current assets subject to the step-up are intangible assets related to production (e.g., patents, production know-how, etc.). Our annual amortization charges will be materially increased by approximately €1 billion per annum as a result of the step-up for a weighted average period of 14 years. This in turn will result in a long-term increase in the cost of production of goods manufactured after the acquisition date.
      The step-up in value of the acquired inventory of €848 million, by contrast, will materially affect our results of operations in the short term, as we will recognize the difference between the sales prices of the affected inventory we sell and its stepped-up values as charges to our earnings in the periods in which the inventory is sold. About 50 percent of the charges relating to the inventory step-up have been recognized in 2006 and the remaining ones are expected to be recognized until 2008. See also — Critical Accounting Policies — Acquisition accounting.

Effect on operating result from Schering AG integration
      In 2006, we incurred expenses totaling €179 million in connection with the integration of Schering AG, Berlin, Germany. This amount includes an offsetting gain of €74 million from the related sale of a building. The expenses mainly relate to severance and retention payments, restructuring activities and accelerated asset depreciation, and external advisors.

Effect on cash flows from Schering AG acquisition
      The cash outflow in connection with the acquisition of Schering, AG, Berlin, Germany totaled €15.2 billion, including the purchase price for 96.24 percent of the outstanding shares of Bayer Schering Pharma AG (as of December 31, 2006), less the assumed cash and cash equivalents of approximately €1 billion. In addition, we assumed financial liabilities of €0.2 billion. Fur further details refer to — Liquidity and Capital Resources 2004, 2005 and 2006 — Cash Flows — Financing Activities.

General Economic Situation
      The dynamic pace of global economic growth established in 2005 continued into 2006, although the upswing slowed down somewhat during the course of the year. Due to brisk demand for raw materials, especially in Asia and the United States, coupled with political instability in some oil-producing countries, the price of oil rose significantly in the first half of 2006, clouding the general economic picture. Economic expansion nonetheless remained remarkably robust and became much more broadly based as the year progressed, buoyed in the second half by still favorable monetary conditions and relenting pressure from oil prices. The positive economic trend spurred the employment markets in the major industrialized countries, with private consumption being strengthened as a result. Slackening growth in the United States was partially offset by more rapid expansion in Europe. Growth in the emerging economies remained basically robust throughout the year.

Raw Materials, Pricing
      The single most important factor that affects our costs is the price of raw materials especially for our Materials and Systems products. Petrochemical feedstocks are important raw materials in many of our products, especially in our Materials and Systems segments. We do not produce petrochemical raw materials. For this reason and due to the volatility of oil and petroleum commodity and futures markets in recent years, our single greatest raw materials sensitivity is to fluctuations in the price of petrochemicals and related derivative products. In 2006, these prices were approximately 9 percent above the average prices in 2005. During the same period, the average annual crude oil price (IPE Brent) increased by approximately 20 percent.

Expenses and gains relating to the reorientation of our business and to other material unusual effects
      We have recorded a number of charges and expenses in recent years in connection with the transactions and other measures we have been taking as part of the strategic reorientation of our business and the related reorganization of our remaining businesses to concentrate on and refocus our core businesses. These charges and expenses include selective divestitures of businesses and assets that no longer fit our strategic plan, such as the spin-off of LANXESS and the related reorganization of portions of our remaining polymers activities, the divestiture of our plasma business and the divestitures of a number of operations within CropScience and related restructuring and consolidation of CropScience’s activities in different countries. The reorganization also includes the reorientation of our Pharmaceuticals segment, including the restructuring of the research and development and other pharmaceutical activities and ultimately the acquisition of Schering AG, Berlin, Germany. Moreover, these charges also include charges relating to several major legal matters that we believe are sufficiently distinguishable from our normal operating business that an understanding of their magnitudes may enhance the comparability of our results of operations among financial periods.
      The following table sets forth charges and expenses relating to these activities. We have presented them individually and in the aggregate to assist readers in understanding their effects on our results of operations in prior periods. Consistent with our consolidated income statement presentation and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the figures presented below are for our continuing business only.

Description	2004	2005	2006

Impairment charges and write-downs	0	(18)	(66)
Restructuring Charges and unscheduled amortization
Relating to HealthCare activities	(69)	(41)	(24)
Relating to CropSciences activities	(13)	(35)	(79)
Relating to MaterialScience activities	0	(33)	(60)
Relating to Others activities	0	0	(37)

	(82)	(109)	(200)
Portfolio changes
Expenses relating to the integration of Schering AG, Germany(a)	0	0	(179)
Expenses relating to the integration of the Roche consumer health business	(14)	(71)	(24)
Miscellaneous	(26)	(1)	41

	(40)	(72)	(162)
Litigation related and other charges
Arbitration proceedings in the United States relating to the production of propylene oxide	0	0	(109)
Provisions in connection with antitrust litigation related to polymer products	(27)	(336)	(37)
Charges in connection with the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®	0	(106)	0
One-time non-cash gain due to changes to our pension plans in the United States and Germany	0	238	0
Litigation-related expenses in connection with HealthCare products	(63)	(105)	(59)
Miscellaneous	(30)	(25)	0

	(120)	(334)	(205)
Total	(242)	(533)	(633)

(a)	For details on charges relating to the Schering AG acquisition refer to — Acquisition and divestiture activities.

Impairment charges and write-downs
      In 2006, the charge of €66 million resulted from the write-downs relating to our cancer drug Viadur® and an in-process research and development asset. In 2005, impairment charges and write-downs related to Viadur®. In 2004, we did not incur material impairment charges or write-downs.

Restructuring charges
      In 2006, the restructuring charges resulted mainly from the restructuring project in our CropScience business (€74 million), restructuring activities at our MaterialScience’s sites in New Martinsville, West Virginia and Baytown, Texas (€55 million); and from restructuring measures regarding the reorganization of the business activities by Bayer Industry Services (€30 million).
      In 2005, the restructuring charges related mainly to the reorganization of our polyurethane business (€33 million), restructuring measures for our CropScience activities in France (€23 million) and for our pharmaceutical activities in Germany and the United States (€22 million). In 2004, the major charges related to restructuring of our pharmaceutical research and development activities (€24 million) and personnel reductions in connection with the Schering-Plough alliance (€45 million). (Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.)

Portfolio changes
      Acquisition and disposition activities also affect our results of operations, and are responsible for substantial fluctuations in our results from year to year. In connection with our strategic reorientation of our business and the related reorganization of our remaining businesses to concentrate on and refocus our core businesses, we have been disposing of numerous businesses, investments and participations. Our most recent transactions are described in Item 4, Information on the Company — History and Development of the Company. Regarding the changes resulting from the acquisition of Schering AG, Berlin, Germany refer to  — Acquisition and divestiture activities.
      In 2006, gains under Miscellaneous of €41 million related to the divestment of a family of mature herbicide products of our Crop Protection segment and the sale of an in-process research and development asset of our Pharmaceuticals segment. In 2004, the net negative effect under Miscellaneous of €26 million included €77 million in charges for the stock exchange listing of LANXESS and €51 million in gains from sales of licenses.

Litigation related and other charges
      Our litigation related charges are described in Item 8, Financial Information — Legal Proceedings.

Changes in Exchange Rates
      Our net sales and our operating result are generally affected by changes in exchange rates. Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro zone currency, we have exposure to fluctuations in the values of these currencies relative to the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, but also fluctuations in the currencies of the countries in which we have significant operations and/or sales, can have a material impact on our results of operations. We face both transaction risk, where our businesses generate sales in one currency but incur costs relating to that revenue in a different currency, and translation risk, which arises when we translate the income statements of our subsidiaries into euro for inclusion in our financial statements. We do not quantify the effects on our financial statements of transaction risks. Translation risks, which we do quantify and against which we do not hedge, do not affect our local currency cash flows or results of operations, but do affect our consolidated financial statements. For further information on transaction and translation risk, see Item 11, Quantitative and Qualitative Disclosures about Market Risk — Currency Risk.
      Changes in exchange rates were a significant driver of our results of operations in recent years. In 2005 and 2006, these changes were insignificant. The translation effects of exchange rate changes on our sales in 2006 were immaterial (compared to an increase of €0.3 billion in 2005 and to a decrease of €0.9 billion in 2004). The discussion of our operating results in — Bayer Group and — Segment Data includes sales figures adjusted for these translation effects. These adjusted sales figures represent the sales that we would have generated had the average exchange rates we used to translate our non-euro denominated revenues into euros remained constant in the year under review as compared with the previous year. See Note 4.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F for the exchange rates for the euro to other currencies important for our results of operations.
Discontinued Operations

Reporting of Discontinued Operations
      In the financial statements and other financial information included in this annual report on Form 20-F, certain business activities, that were divested or are in the process of being divested, are reported under discontinued operations in accordance with IFRS 5 and other applicable standards. Therefore, the Group’s financial reporting is based primarily on continuing operations.
      In 2006, the Diagnostics division as well as the H.C. Starck and Wolff Walsrode businesses are presented in the balance sheet line items “Assets held for sale and discontinued operations” and “Liabilities directly related to assets held for sale and discontinued operations”. In accordance with IFRS 5, the previous year’s balance sheet has not been adjusted for any of these businesses.
      The income statement and net cash provided by (used in) operating activities have been adjusted for the comparative periods 2005 and 2004 to reflect all discontinued operations. The individual items of the income statement such as sales, functional costs and non-operating result reflect only continuing operations of the Bayer Group for all years presented.

Diagnostics
      At the end of June 2006, Bayer signed an agreement to sell the Diagnostics division to Siemens for approximately €4.3 billion. The transaction was closed in January 2007. The Diagnostics division is reported as discontinued operations prior to the sale.
      The Diagnostics division offered a wide portfolio of in-vitro diagnostics products for evaluating and monitoring the therapy of numerous diseases. In the field of laboratory testing, the Advia® product family included medium- and high-throughput systems for immuno-diagnostics (the measurement of such substances as proteins, steroids, drugs and antibodies in patients’ blood), clinical chemistry, hematology and other diagnostic disciplines. In the area of near patient testing, products for use in the hospital and in physicians’ office laboratories included trademarks such as the Rapidtm family, Multistix® and the Clinitek® line of instruments. In the area of molecular testing, the product portfolio for virology infectious diseases included quantitative analysis, genotyping and resistance testing.
      The Diagnostics division had net sales of €1,526 million in 2006, €1,433 million in 2005 and €1,322 million in 2004. Operating results of the Diagnostics division were €203 million in 2006, €179 million in 2005 and €109 million in 2004. The income from discontinued operations after taxes attributable to the Diagnostics division was €117 million in 2006, €118 million in 2005 and €71 million in 2004.

H.C. Starck
      In November 2006, Bayer signed an agreement with two financials investors, Advent International and The Carlyle Group, concerning the sale of the H.C. Starck business to them for approximately €1.2 billion. The transaction closed in early February 2007.
      The H.C. Starck business comprised a broad portfolio of products ranging from ceramic materials to metals such as tungsten, molybdenum, tantalum and niobium and their alloys and compounds for industrial customers in the aircraft, medical, chemical, electronic, lighting, tooling and optical components industries.
      The H.C. Starck business had net sales of €985 million in 2006, €920 million in 2005 and €703 million in 2004. Operating results of the H.C. Starck business were €55 million in 2006, €83 million in 2005 and €69 million in 2004. The income from discontinued operations after taxes attributable to the H.C. Starck business was €32 million in 2006, €46 million in 2005 and €34 million in 2004.

Wolff Walsrode
      In December 2006, Bayer signed an agreement with The Dow Chemical Company concerning the sale of the Wolff Walsrode business. The sale is subject to the approval of the relevant antitrust authorities. Assuming these approvals are received, we expect the closing of the transaction to occur by the end of the first half of 2007.
      The Wolff Walsrode business develops, produces and markets cellulose derivatives for use in building materials, industrial coatings, flexible packaging ink and life sciences markets, as well as in specialized industrial fields. See Item 4, Information on the Company — Business — WOLFF WALSRODE (Discontinued Operation).
      The Wolff Walsrode business had net sales of €334 million in 2006, €329 million in 2005 and €328 million in 2004. Operating results of the Wolff Walsrode business were €40 million in 2006, €36 million in 2005 and €40 million in 2004. The income from discontinued operations after taxes attributable to the Wolff Walsrode business was €20 million in 2006, €20 million in 2005 and €20 million in 2004.

LANXESS
      At the end of January 2005, we spun off the LANXESS subgroup to our stockholders, LANXESS thereupon ceased to be part of the Bayer Group. The shares of LANXESS AG have been listed on the Frankfurt Stock Exchange since January 31, 2005.
      The LANXESS subgroup was deconsolidated from the Bayer Group effective January 31, 2005 and is no longer included in the balance sheet as of December 31, 2005. Net earnings of the LANXESS group for the month of January 2005 are recognized in Bayer Group net income for 2005. In the income and cash flow statements for 2005, as well as for the comparative period of 2004, LANXESS is reported under discontinued operations. Since February 1, 2005, sales from Bayer companies to LANXESS are reported as external net sales.
      LANXESS had net sales of €503 million in 2005 (for January only) and €6,053 million in 2004. Operating results of LANXESS were €62 million in 2005 (for January only) and €78 million in 2004. The income from discontinued operations after taxes attributable to LANXESS was €38 million in 2005 (for January only) and minus €4 million in 2004.
      For a discussion of the risks and uncertainties that continue to face us in connection with the LANXESS spin-off, please see Item 3, Key Information — Risk Factors — Our transactions relating to LANXESS expose us to continuing liability and Item 10, Additional Information — Material contracts.

Plasma activities
      At the end of March 2005, Bayer divested the U.S. plasma operations of its Biological Products division to two U.S. financial investors, Cerberus Capital Management, L.P., New York, New York and Ampersand Ventures, Wellesley, Massachusetts by transferring those activities to Talecris BioTherapeutics, Inc., a corporation formed by those two investors. The agreement covers the products, facilities and employees representing the plasma portion of the division. The remaining portion, consisting of our Kogenate® business, is not affected by this agreement and, effective January 1, 2006, forms part of our Pharmaceuticals segment.
      2005 net earnings of minus €1 million from the discontinued U.S. plasma operations as well as purchase price adjustments are included in Bayer Group net income through March 31, 2005. We reduced our purchase price by €15 million as a result of purchase price adjustments that occurred after we divested our U.S. Plasma operations on March 31, 2005. The purchase price adjustments determined pursuant to the final sales agreement with the purchaser consisted of unfavorable working capital adjustments of €42 million, offset in part by contingent consideration received of €27 million. To account for the final agreement signed at the end of March 2005, we show the continued non-U.S. distribution as part of our continuing operations. In our financial statements for 2005 only the U.S. plasma business is reflected in discontinued operations. Revenues from our marketing activities for plasma products outside the United States are reflected in sales from continuing operations of our Pharmaceuticals segment.
      The U.S. plasma operations had net sales of €124 million in 2005 (through March 31 only) and €427 million in 2004. Operating result of the U.S. plasma activities was minus €2 million in 2005 (through March 31 only) and minus €97 million in 2004. The loss from discontinued operations after taxes attributable to the U.S. plasma operations was €1 million in 2005 (through March 31 only) and €63 million in 2004.
      The following table sets forth net sales, operating result and income (loss) from discontinued operations after tax attributable to Diagnostics, H.C. Starck, Wolff Walsrode, LANXESS and the U.S. activities of our former plasma business for the three years under review. For further information, refer also to Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

	Diagnostics			H.C. Starck			Wolff Walsrode

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(Euros in millions)			(Euros in millions)			(Euros in millions)
Net sales	1,322	1,433	1,526	703	920	985	328	329	334
Operating result	109	179	203	69	83	55	40	36	40
Net income (loss)	71	118	117	34	46	32	20	20	20
Affected segments	(Former Diagnostics, Diabetes Care)			Materials			Materials

							Total
	LANXESS			Plasma			Discontinued Operations

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(Euros in millions)			(Euros in millions)			(Euros in millions)
Net sales	6,053	503	—	427	124	—	8,833	3,309	2,845
Operating result	78	62	—	(97)	(2)	—	199	358	298
Net income (loss)	(4)	38	—	(63)	(1)	—	58	221	169
Affected segments	(LANXESS)			Pharmaceuticals

Bayer Group
      The financial information presented for 2004, 2005 and 2006 reflects the continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations or Group total. In 2006, due to the Schering acquisition and the discontinued Diagnostics division, we changed our segment structure and reporting to reflect our new corporate structure. We restated our segment reporting for 2004 and 2005 accordingly. The Diagnostics division and the H.C. Starck and Wolff Walsrode businesses are reported as discontinued operations. (The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. Bayer Schering Pharma AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey are unaffiliated companies that have been totally independent of each other for many years.)
      The following table shows the operating and financial results for Bayer.

		Change from		Change from
	2004(a)	Previous Year	2005(a),(b)	Previous Year	2006(c)

		(%)		(%)
	(Euros in millions)
Net sales	20,925	18.0	24,701	17.2	28,956
Gross profit	9,839	14.7	11,289	21.2	13,681
as percentage of sales (%)	47.0		45.7		47.2
Selling expenses	(4,783)	(9.7)	(5,247)	(24.5)	(6,534)
Research and development expenses	(1,772)	2.4	(1,729)	(32.9)	(2,297)
General administration expenses	(1,285)	(1.7)	(1,307)	(22.3)	(1,599)
Other operating income	802	(3.4)	775	(5.8)	730
Other operating expenses	(1,144)	(10.8)	(1,267)	3.8	(1,219)
Operating result	1,657	51.7	2,514	9.9	2,762
as percentage of sales (%)	7.8		10.2		9.5
Non-operating result	(632)	4.7	(602)	(29.9)	(782)
Income before income taxes	1,025	86.5	1,912	3.6	1,980
Income from continuing operations after taxes	624	120.2	1,374	11.1	1,526
Income from discontinued operations after taxes	58	—	221	(23.5)	169
Group net income (total)	685	133.1	1,597	5.4	1,683

(a)	2004 and 2005 data have been adjusted to reflect the fact that the Diagnostics division, the H.C. Starck business and the Wolff Walsrode business are reported as discontinued operations. For further information on these restatements, see — Discontinued Operations and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

(b)	The consumer health business acquired from Roche is reflected in the income statement with effect from January 1, 2005.

(c)	The pharmaceuticals business acquired from Schering AG, Germany is reflected in the income statement with effect from June 23, 2006.

      The following table shows a geographical breakdown of our sales from continuing operations based on where we sold our products.

		Change from		Change from
	2004(a)	Previous Year	2005(a),(b)	Previous Year	2006(c)

		(%)		(%)
	(Euros in millions)
Europe	8,751	23.1	10,771	17.5	12,652
North America	5,790	12.2	6,496	19.8	7,779
Asia/ Pacific	3,509	16.1	4,073	13.2	4,610
Latin America/ Africa/ Middle East	2,875	16.9	3,361	16.5	3,915

(a)	2004 and 2005 data have been adjusted to reflect the fact that the Diagnostics division, the H.C. Starck business and the Wolff Walsrode business are reported as discontinued operations. For further information on these restatements, see — Discontinued Operations and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

(b)	The consumer health business acquired from Roche is reflected in the income statement with effect from January 1, 2005.

(c)	The pharmaceuticals business acquired from Schering AG, Germany is reflected in the income statement with effect from June 23, 2006.

2006 compared with 2005

Net Sales
      Net sales represent the gross inflow of economic benefits that are recognized upon the transfer of risk or rendering of services to third parties. Net sales exclude rebates and discounts that we give our customers, as well as the amounts that we collect on behalf of third parties, such as sales taxes, goods and services taxes and value added taxes. Net sales of the Bayer Group rose by 17.2 percent, or €4,255 million, to €28,956 million in 2006, compared with €24,701 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales would have increased by 17.4 percent.
      The acquired Schering AG business, which has been included in our financial statements since June 23, 2006, accounted for €3.1 billion, or 12.5 percent of the increase. Changes in our portfolio of businesses, primarily relating to the acquisition of the business of Schering AG, Berlin, Germany, accounted for a net increase of €3,025 million (12.2 percent) in our net sales (For the composition of the changes in our portfolio, see — Introduction — Acquisition and divestiture activities). Without those portfolio changes, our net sales grew by 5.0 percent, with this increase primarily attributable to our HealthCare (plus 9.4 percent) and MaterialScience (plus 7.0 percent) businesses. Sales of our CropScience business fell slightly by 2.6 percent, when considered without the portfolio changes.

Gross Profit
      Gross profit represents net sales after deducting cost of goods sold. Cost of goods sold includes the production costs of goods sold and the cost of goods purchased for resale. The cost of goods sold and services provided increased by 13.9 percent in 2006 to €15,275 million, due mainly to the acquired Schering business (€1,338 million), and also as a result of the overall growth in our businesses and higher raw material costs. The ratio of cost of goods sold to total net sales was 52.8 percent in 2006, compared with 54.3 percent in 2005.

Operating Result
      Operating result represents gross profit after deducting selling expenses, research and development expenses, general administration expenses and other operating income and expenses.

      Selling expenses increased by €1,287 million, or 24.5 percent, to €6,534 million in 2006, primarily due to inclusion of the Schering business (€956 million) and also as a result of the overall growth in our businesses. Due to the increase in the proportion of life science activities in our portfolio (which include HealthCare and CropScience), for which selling cost tend to be higher than in our other business, the ratio of selling expenses to sales rose to 22.6 percent, from 21.2 percent in 2005.
      Research and development expenses rose by €568 million, or 32.9 percent, to €2,297 million in 2006, mainly because of the inclusion of Schering activities (€552 million).
      General administration expenses increased by €292 million, or 22.3 percent, to €1,599 million in 2006, due primarily to the acquired Schering business (€187 million).
      Other operating income decreased by €45 million, or 5.8 percent, to €730 million in 2006. The Schering entities accounted for €86 million of the total. Income in 2006 included gains from the sale of a building (€74 million) and the divestiture of low-volume product lines and active ingredients of our CropScience business (totaling €47 million). Whereas in 2005, other operating income included a one-time non-cash gain of €238 million from changes to our pension systems in the United States and Germany.
      Other operating expenses decreased by €48 million, or 3.8 percent, to €1,219 million. In 2006, other operating expenses mainly related to charges in connection with the integration of the Schering business (€253 million). Charges relating to restructuring activities include the project initiated in summer 2006 in our CropScience business (€74 million), restructuring activities at our MaterialScience sites in New Martinsville, West Virginia and Baytown, Texas (€55 million) and the reorganization of the business activities of Bayer Industry Services (€30 million). Litigation-related charges, totaling €205 million (2005: €451 million), mainly related to arbitration proceedings in the United States in connection with the production of propylene oxide (€109 million), to the pending antitrust litigation in polymer products (€44 million) and to further charges in connection with HealthCare products (€59 million). Furthermore, other operating expenses include write-downs of €66 million relating to our cancer drug Viadur® and an in-process research and development asset. In 2005, expenses included the establishment of provisions in connection with antitrust proceedings involving products in the polymers area (€336 million) and litigation-related expenses in connection with HealthCare products (€105 million).
      Operating result improved by 9.9 percent to €2,762 million in 2006, compared with €2,514 million in 2005. The acquired Schering AG business accounted for minus €119 million. Inventory step-up and amortization related to the acquired long-lived assets decreased our operating result from the Schering business by €551 million.

Non-Operating Result
      Non-operating result represents income and expenses from investments in affiliated companies, interest income and expenses, and other non-operating income and expenses. Non-operating result declined by €180 million, or 29.9 percent, to an expense of €782 million. Net income from investments in affiliated companies improved significantly from minus €22 million in 2005 to €207 million in 2006, while net interest expense rose to €728 million due to the acquisition-related increase in debt in the middle of the year. Interest expense of €370 million relates to the financing of the acquisition of Schering AG, Germany. The income from investments in affiliated companies mainly comprises the gain of €236 million from the sale of our 49.9 percent interest in the joint venture GE Bayer Silicones.

Income Before Income Taxes
      Income before income taxes represents operating result plus non-operating result. In 2006, the income before income taxes was €1,980 million, as compared with €1,912 million in 2005.

Income Taxes
      Income taxes represent the income taxes paid or accrued in the individual countries, plus deferred taxes. We recognized an income tax charge of €454 million in 2006, as compared with €538 million in 2005. The tax rate for our Group was 22.9 percent in 2006, as compared to 28.1 percent in 2005. The tax result was composed of income taxes paid or payable of €763 million as well as deferred taxes that led to a net income of €309 million. The lower tax expense was due mainly to first-time recognition of deferred tax assets for loss carry-forwards of €203 million.

Income from Discontinued Operations After Taxes
      According to IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the disposal group are reported separately in a single line item on the income statement.
      Income from discontinued operations after taxes amounted to €169 million in 2006, compared to €221 million in 2005. Income from discontinued operations after taxes relate to the Diagnostics division and the H.C. Starck and Wolff Walsrode businesses in all periods presented. In 2005, the divested U.S. plasma operations and LANXESS are also included in this figure. Due to the composition of the discontinued operations group of business, the figures presented are not comparable.
      For details refer to — Discontinued Operations or to Note 7.2 to the consolidated financial statement included elsewhere in this annual report on Form 20-F.

Net Income
      Net income represents income from continuing operations after taxes plus income from discontinued operations after taxes minus minority stockholders’ interest. Group income rose by €86 million to €1,683 million from net income of €1,597 million in 2005. Income from continuing operations after taxes amounted to €1,526 million in 2006 and €1,374 million in 2005. Income from discontinued operations after taxes was €169 million in 2006 and €221 million in 2005.

2005 compared with 2004

Net Sales
      Net sales of the Bayer Group rose by 18.0 percent, or €3,776 million, to €24,701 million in 2005, compared with €20,925 million in 2004. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales would have increased by 16.7 percent. In comparison with 2004, price increases of 7.0 percent that were primarily attributable to MaterialScience led to an increase of €1,472 million in net sales. Changes in our portfolio of businesses, primarily relating to the consumer health business acquired from Roche in the first quarter of 2005 and our spin-off of LANXESS (leading to a reclassification of sales to LANXESS from “inter-segment sales” to “external sales”), accounted for an increase of €2,070 million (9.9 percent) in our net sales.

Gross Profit
      The cost of goods sold and services provided increased by 21.0 percent in 2005 to €13,412 million, due mainly to the overall growth in our business, in particular in our MaterialScience business, and due to the changes in our portfolio, primarily relating to the acquired consumer health business and the LANXESS spin-off (analogous to presenting sales to LANXESS as external sales, cost of goods sold increased because of related costs). The ratio of the cost of goods sold to total net sales was 54.3 percent in 2005, compared with 53.0 percent in 2004. The single largest driver of this increase was higher raw material prices.

Operating Result
      Selling expenses increased by €464 million, or 9.7 percent, to €5,247 million in 2005, primarily due to higher marketing and distribution costs in our HealthCare and MaterialScience businesses.

      Research and development expenses declined by €43 million, or 2.4 percent, to €1,729 million in 2005, mainly because of our concentration on our strategic core businesses within Bayer HealthCare and Bayer CropScience.
      General administration expenses increased by €22 million, or 1.7 percent, to €1,307 million in 2005, due primarily to the acquisition of Roche’s consumer health business. The resulting increase in cost could only partly be offset by cost reduction measures.
      Other operating income decreased by €27 million, or 3.4 percent, to €775 million in 2005. Income in 2005 included gains of €238 million from changes to our pension systems in the United States and Germany. In 2004, other operating income included €161 million gains relating to pension and €51 million in gains from sales of licenses.
      Other operating expenses increased by €123 million, or 10.8 percent, to €1,267 million. The expenses included the establishment of provisions in connection with antitrust proceedings involving products in the polymers area (€336 million) and litigation-related expenses in connection with HealthCare products (€105 million). Other operating expenses in 2004 included €139 million in connection with a number of legal matters. Moreover, in 2004 before the adoption of IFRS 3, amortization of goodwill and intangible assets with indefinite useful lives was €176 million.
      Operating result improved by 51.7 percent, or €857 million, to €2,514 million in 2005, compared with €1,657 million in 2004. The largest contributions to the growth in operating result were made by the Materials (€330 million) and Systems segments (€388 million) and resulted largely from price increases.

Non-Operating Result
      Non-operating result improved by €30 million, or 4.7 percent, to an expense of €602 million. Net loss from investments in affiliated companies declined significantly, while net interest expense rose due to the acquisition-related increase in net debt at the beginning of the year. The loss from affiliated companies mainly comprises an equity-method loss of €47 million (2004: €131 million) from two production joint ventures with Lyondell.

Income Before Income Taxes
      In 2005 we had positive income before income taxes of €1,912 million, as compared with €1,025 million in 2004.

Income Taxes
      We recognized an income tax charge of €538 million in 2005, as compared with €401 million in 2004. The tax rate for our Group was 28.1 percent in 2005. The tax result was composed of income taxes paid or payable of €463 million as well as deferred taxes that led to a net charge of €75 million.

Income from Discontinued Operations After Taxes
      Income from discontinued operations after taxes amounted to income of €221 million in 2005, compared to €58 million in 2004. Income from discontinued operations after taxes relate to the Diagnostics division, H.C. Starck and Wolff Walsrode business, as well as to the divested U.S. plasma operations and LANXESS. The 2005 figure includes the income from our former LANXESS segment for January 2005 as well as the income from the U.S. activities of our former plasma business for the first quarter 2005, including adjustments in connection with the purchase price. We reduced our purchase price by €15 million as a result of purchase price adjustments that occurred after we divested our U.S. Plasma operations on March 31, 2005. The purchase price adjustments determined pursuant to the final sales agreement with the purchaser consisted of unfavorable working capital adjustments of €42 million, offset in part by contingent consideration received of €27 million.
      For details refer to — Discontinued Operations or to Note 7.2 to the consolidated financial statement included elsewhere in this annual report on Form 20-F.

Net Income
      Group income rose by €912 million to €1,597 million from a net income of €685 million in 2004. Income from continuing operations after taxes amounted to €1,374 million in 2005 and €624 million in 2004. Income from discontinued operations after taxes was €221 million in 2005 and €58 million in 2004.
Segment Data
      In 2006, due to the acquisition of the business of Schering AG, Berlin, Germany and the divestiture of the Diagnostics division, we changed our segment structure and reporting to reflect our new corporate structure in compliance with IAS 14 (Segment Reporting). We restated our segment reporting for 2004 and 2005, accordingly. The changes in our segments are as follows: Due to the divestiture of our U.S. Plasma business in 2005, the former Pharmaceuticals, Biological Products segment has been renamed as the Pharmaceuticals segment with effect from January 1, 2006. The historical Bayer pharmaceuticals and biological products businesses and the acquired Schering business form the Pharmaceuticals segment. The former Consumer Care and Animal Health segments were combined with the Diabetes Care division to form the new segment Consumer Health. Due to the divestment activities regarding the H.C. Starck and Wolff Walsrode businesses, the Materials segment comprises the Polycarbonates and Thermoplastic Polyurethanes business units. The Diagnostics division, as well as the H.C. Starck and Wolff Walsrode businesses, are reported as discontinued operations. See also — Discontinued Operations.

Pharmaceuticals

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006(a)

		(%)		(%)
	(Euros in millions)
Net sales (external)	3,961	2.7	4,067	83.9	7,478
Intersegment sales	38	52.6	58	(12.1)	51
Operating result	399	19.0	475	18.5	563

(a)	The acquired pharmaceuticals business of Schering AG is reflected in the income statement with effect from June 23, 2006.

      The following table shows our sales during the past three years from the products that account for the largest portion of segment sales.

	2004		2005		2006

		Percentage of		Percentage of		Percentage of
Product(a)	Sales	Segment Sales	Sales	Segment Sales	Sales	Segment Sales

	(Euros in		(Euros in		(Euros in
	millions)		millions)		millions)
Betaferon®/Betaseron® (Specialized Therapeutics)(b)	—		—		535	7.2
Yasmin®/YAZ®/Yasminelle®
(Women’s Health)(b)	—		—		451	6.0
Kogenate® (Hematology/ Cardiology)	563	14.2	663	16.3	787	10.5
Adalat® (Primary Care)	670	16.9	659	16.2	657	8.8
Ciprobay®/ Cipro® (Primary Care)	837	21.2	525	12.9	513	6.9
Avalox®/ Avelox® (Primary Care)	318	8.0	364	9.0	396	5.3
Levitra® (Primary Care)	193	4.9	260	6.4	314	4.2
Mirena® (Women’s Health)(b)	—		—		166	2.2
Magnevist® (Diagnostic Imaging)(b)	—		—		171	2.3
Glucobay® (Primary Care)	278	7.0	295	7.3	308	4.1
Other	1,102	27.8	1,301	31.9	3,180	42.5

Total	3,961		4,067		7,478

(a)	Products are ranked by the fourth quarter 2006 sales.

(b)	Acquired as part of Schering AG’s pharmaceutical business in 2006.
      The 2006 sales figures include the acquired Schering business beginning on June 23, 2006. The Bayer Group financial statements do not include Schering results for the previous years and for the period from January 1 through June 22, 2006. The commentaries given below on business developments related to the products acquired from Schering are based on full year data that do not form part of the Bayer Group financial statements. Sales per product for the following discussion are based on sales data for the years ended December 31, 2006 and 2005 as prepared by Schering. We refer to those unaudited full-year figures as “year-on-year”. In some cases in the following discussion where the context requires, we refer to the Schering sales from June 23, 2006 to December 31, 2006 as pro rata temporis.
      The following table shows unaudited sales figures for the full year 2006 and 2005 as prepared by Schering AG.

Year-on-year sales per product (unaudited)	2005	2006

	(Euros in
	millions)
Betaferon®/Betaseron® (Specialized Therapeutics)	867	991
Yasmin®/YAZ®/Yasminelle® (Women’s Health)	586	794
Magnevist® (Diagnostic Imaging)	328	323
Mirena® (Women’s Health)	243	301

2006 compared with 2005
      Sales of the Pharmaceuticals segment rose by €3,411 million, or 83.9 percent, to €7,478 million in 2006, mainly due to the inclusion of the Schering business. (The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. Bayer Schering Pharma AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.) Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales in this segment would have increased by 84.5 percent. Changes in our portfolio of businesses relating to the acquired Schering business in 2006 (€3,082 million) and to the termination of distribution activities in Canada for our divested Plasma business (minus €100 million), accounted for an increase of €2,982 million (73.3 percent) in our net sales. Leaving aside those portfolio changes, our net sales grew by 10.8 percent, which was mainly attributable to our Primary Care and Oncology business units.
      Sales of the Primary Care business unit rose by 9.2 percent in 2006, to €3,091 million. This increase was due primarily to higher sales of Levitra® (plus 20.8 percent), CardioAspirin® (plus 18.1 percent) and Avalox®/ Avelox® (plus 8.8 percent). In addition, sales were boosted by the inclusion of the blood pressure treatments Pritor® and PritorPlus®, for which we acquired the marketing rights for certain European countries from GlaxoSmithKline in January 2006. Sales from the andrology business acquired from Schering in 2006 were included for the first time, amounting to €31 million in 2006. Mounting competition from generic products led to a slight 2.3 percent decline in sales of Cipro®/Ciprobay®.
      Sales of the Hematology/ Cardiology business unit receded by 4.9 percent to €1,142 million. The effects of terminating our plasma distribution, primarily in Canada at the end of March 2006, and markedly lower sales of Trasylol® (minus 33.5 percent) were nearly offset by the growth in sales of Kogenate® (plus 18.7 percent). Two separate observational studies and a follow-up study to one of the observational studies reported on the possible link between the administration of Trasylol®(aprotinin), our product for use during open-heart surgery, and severe renal dysfunction and vasoconstriction (myocardial infarction and stroke) or increased long-term mortality rates. We are currently cooperating closely with the relevant regulatory authorities to resolve these questions. For further details refer to Item 4, Information on the Company — Business — Bayer HealthCare — Pharmaceuticals — Update on Trasylol®-marketed product.
      Our Oncology business unit increased sales by €397 million to €432 million. This figure includes €238 million in sales of the acquired oncology business of Schering AG as of June 23, 2006 with the key products Fludara®, Androcur® and Campath®. Our new cancer drug Nexavar®, first launched in December 2005, performed well in the market, with sales of €130 million.
      In our Women’s Health business unit, which focuses on contraception, we achieved pro rata temporis sales of €1,320 million. The main growth driver was the oral contraceptive product family Yasmin®/YAZ®/Yasminelle®, year-on-year sales of which were up by 35.5 percent in 2006. Year-on-year sales of our intrauterine system Mirena® also advanced by 23.9 percent.
      Sales of the Diagnostic Imaging business unit were €697 million (pro rata temporis). Year-on-year sales of our two main products Magnevist® and Ultravist® dropped by 1.5 and 10.5 percent, respectively, with lower sales of the latter attributable to the voluntary withdrawal of the 370 mgI/ml formulation. We resumed marketing of this product in numerous countries in the first quarter of 2007. By contrast, Medrad, which markets application technologies for contrast agents worldwide, grew year-on-year sales by 13.1 percent.
      Sales of the Specialized Therapeutics business unit amounted to €678 million (pro rata temporis). Sales of our top product Betaferon®/Betaseron® used to treat multiple sclerosis expanded by 14.3 percent year-on-year.
      The Dermatology business unit had sales of €118 million (pro rata temporis), with improved performance by the unit’s two best-selling products, Skinoren® (plus 17.1 percent year-on-year) and Advantan® (plus 10.6 percent year-on-year).
      Operating result of the Pharmaceuticals segment improved by €88 million, or 18.5 percent, to €563 million, with the acquired Schering business accounting for an operating loss of €119 million. Inventory step-up and amortization related to the acquired long-lived assets decreased our operating result from the Schering business by €551 million. Without the changes in our portfolio of businesses, operating result increases by €207 million, due especially to improved sales performance by Kogenate®, Levitra® and Avalox®/Avelox®. Operating result in 2006 was negatively affected by charges, totaling €371 million, primarily relating to expenses for the integration of Schering (€179 million), to litigation-related charges (€59 million) and to write-downs relating to our cancer drug Viadur® and an in-process research and development asset (together €66 million). The amount of €179 million in connection with the Schering integration includes an offsetting gain from a related sale of a building of €74 million. Operating result in 2005 was negatively affected by charges, totaling €140 million, including charges in connection with the termination of our co-promotion agreement with GlaxoSmithKline for Levitra® outside the United States (€106 million), further litigation-related charges and measures relating to restructuring projects and unscheduled amortization.

2005 compared with 2004
      Sales of the Pharmaceuticals segment rose by €106 million, or 2.7 percent, to €4,067 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 1.7 percent.
      We achieved growth in our sales of specialty products, particularly Trasylol®, in the United States, and of Avelox® and Levitra® outside the United States. This enabled us partially to offset a €312 million decline in sales due to the expiration of the U.S. patent on our anti-infective Cipro® and the marketing and distribution of our primary care products in the United States by Schering-Plough. (Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.) Our sales of Kogenate® expanded, mostly in Europe and the United States, by €100 million, or 17.8 percent, to €663 million. In Europe and Canada, we benefited from the market introduction of our Bio-Set® delivery device for more convenient infusion.
      Operating result of the Pharmaceuticals segment improved by €76 million, or 19.0 percent, to €475 million, due mainly to improved cost structures and increases in sales as discussed above. Operating result in 2005 was negatively affected by charges, totaling €140 million, including charges in connection with the termination of our co-promotion agreement with GlaxoSmithKline for Levitra® outside the United States (€106 million), further charges for Lipobay/ Baycol (€43 million) and measures relating to restructuring projects and unscheduled amortization in the United States and Germany (€40 million). Those charges were partially offset by a one-time non-cash gain of €49 million due to changes to our pension plans in the United States and Germany. In 2004, items with material impact on operating result totaling minus €53 million comprised mainly restructuring charges (€69 million), Lipobay/ Baycol charges (€47 million), gains from a license sale (€39 million) and curtailment of pension plans (€24 million).

Consumer Health
      With effect from June 30, 2006, the former Consumer Care and Animal Health segments were combined with the Diabetes Care division in the new segment Consumer Health. The Diagnostics division is reported as discontinued operations.

		Change from		Change from
	2004	Previous Year	2005(a)	Previous Year	2006

		(%)		(%)
	(Euros in millions)
Net sales (external)	2,775	41.6	3,929	8.1	4,246
Intersegment sales	18	16.7	21	(66.7)	7
Operating result	448	0.0	448	67.4	750

(a)	The consumer health business acquired from Roche is reflected in the income statement with effect from January 1, 2005.

2006 compared with 2005
      Sales of the Consumer Health segment rose by €317 million, or 8.1 percent, to €4,246 million in 2006. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales in this segment would have increased by 8.5 percent.

      All divisions contributed to the improved performance of our Consumer Health segment. Sales of the Consumer Care division expanded by 7.5 percent to €2,531 million. Among our top products, Aleve® (plus 27.5 percent), Bepanthen®/Bepanthol® (plus 14.9 percent) and Canesten® (plus 11.7 percent) posted the largest sales gains.
      Sales of our Diabetes Care division saw a significant increase by 12.8 percent to €810 million, due mainly to the outstanding performance of our blood glucose monitoring system Ascensia® Contour® (plus 69.6 percent), which replaces the older Elite systems in the Ascensia® product line, sales of which rose by 12.4 percent overall.
      Sales of the Animal Health division rose by 5.7 percent to €905 million, due primarily to the improved performance of our Advantage® product line (plus 10.4 percent) and the continued market introduction of Profender®.
      For a table with changes in sales of our major products, please refer to the relevant segment discussion in Item 4, Information on the Company — Business.
      Operating result of the Consumer Health segment grew by €302 million, or 67.4 percent, to €750 million. This increase was attributable to positive sales development and reduced production costs. Operating result for 2006 was negatively affected by charges totaling €31 million, with the primary charges being expenses for the integration of the consumer health business acquired from Roche (€24 million) and restructuring activities in the United States (€14 million). The previous year’s operating result was primarily negatively affected by charges, totaling €114 million, related to integration activities and to litigation.

2005 compared with 2004
      Sales of the Consumer Health segment rose by €1,154 million, or 41.6 percent, to €3,929 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 40.3 percent.
      Sales of the Consumer Care division rose by €1,019 million, or 76.3 percent, to €2,355 million in 2005. The integration of the consumer health business acquired from Roche proceeded more favorably than we had anticipated. Large sales increases were recorded by products integrated into our portfolio, especially Bepanthen®/ Bepanthol®, Rennie® and Supradyn®, with the new activities accounting for sales of €1,061 million in 2005. Without taking into account the sales attributable to the acquired consumer health business, our segment sales declined by 3.1 percent.
      In the Diabetes Care division, sales increased by 10.0 percent to €718 million, mainly due to strong growth in Europe.
      Sales of the Animal Health division rose by €70 million, or 8.9 percent, to €856 million in 2005. The increase was mainly the result of a strong performance by our Advantage® product line in the United States. Also contributing to growth were the market introductions of our parasiticides Advocate® in Europe and Canada and Profender® in Europe.
      Operating result of the Consumer Health segment stayed constant at €448 million. This was after the effect of acquiring inventories from Roche at fair value, which decreased margins by €57 million. In 2005, operating result was negatively affected by net charges (in total €114 million, 2004: €30 million) with material impact on operating result including charges of €71 million related to the integration of the consumer health business acquired from Roche, litigation-related expenses of €62 million and charges of €19 million in connection with the relocation of the Diabetes Care headquarters. These charges were partially offset by a one-time non-cash gain of €38 million due to changes to our pension plans in the United States and Germany.

Crop Protection

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
	(Euros in millions)
Net sales (external)	4,957	(1.7)	4,874	(4.7)	4,644
Intersegment sales	71	(1.4)	70	(15.7)	59
Operating result	386	37.8	532	(27.8)	384

2006 compared with 2005
      Sales in the Crop Protection segment declined €230 million, or by 4.7 percent, to €4,644 million in 2006. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales in this segment would have decreased by 5.2 percent in 2006.
      Sales of our Insecticides business unit fell by 7.0 percent overall, to €1,219 million. The decline was attributable to the adverse market environment in Brazil, unfavorable regional weather conditions, increasing competition from generics and divestitures of mature insecticide products. Business with insecticides in China, however, developed favorably. Worldwide sales of our new ketoenols Oberon® and Envidor® increased significantly. Sales of the Fungicides business unit receded 3.8 percent to €1,200 million. One reason for the decrease was the prolonged droughts in Australia, parts of the United States and parts of Europe, which led to a decrease in fungal infestation in these areas. Another was the weakness of the farm economy in Brazil, which led to declining acreages, particularly for soybeans. These effects primarily impacted sales of our Folicur® and Flint® product lines. In the Herbicides business unit, sales dropped by 4.5 percent to €1,758 million. Herbicide sales, too, were hampered by the drought conditions in many regions and the increasing cultivation of genetically modified corn and soybeans in the United States and Latin America. Atlantis® and Olympus® performed strongly in the market, further strengthening our position as one of the leading suppliers of cereal herbicides. Business with our herbicides Basta® and Liberty® expanded considerably. Sales of our Seed Treatment business unit dipped by 1.7 percent to €467 million. Sales of our recently introduced seed treatment products Poncho®, EfA®, Bariton® and Scenic® compensated for the decline in sales due to the drought in Australia and the European sugar market reform. For a table with changes in sales of our major products, please refer to the relevant segment discussion in Item 4, Information on the Company — Business.
      Operating results of the Crop Protection segment decreased by €148 million, or 27.8 percent, to €384 million. The decrease in margins brought about by price erosion was only partly compensated for by savings achieved through our cost structure and efficiency improvement programs. Operating results were affected by charges (in total €57 million) relating to the restructuring program (€74 million), which were partially offset by gains from the divestment of a family of mature herbicide products (€25 million). In 2005, operating results were affected by charges and gains (amounting in total to a net gain of €7 million) relating to expenses for restructuring measures, which were offset by a one-time non-cash gain due to changes to our pension plans in the United States and Germany.

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
      Operating results of the Crop Protection segment grew by €146 million, or 37.8 percent, to €532 million, which was primarily attributable to the absence of scheduled goodwill amortization of €98 million. Operating results were affected by charges and gains (amounting in total to a net gain of €7 million) relating to restructuring measures in France (€20 million) and the termination of research and development activities (€15 million), which were offset by a one-time non-cash gain due to changes to our pension plans in the United States and Germany (€46 million). In the previous year, operating result was impacted by charges (in total €42 million), including in particular restructuring charges (€13 million) and pension accruals (€14 million).

Environmental Science, BioScience

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
	(Euros in millions)
Net sales (external)	989	3.3	1,022	3.3	1,056
Intersegment sales	7	85.7	13	(53.8)	6
Operating result	106	49.1	158	26.6	200

2006 compared with 2005
      Sales of the Environmental Science, BioScience segment expanded by €34 million, or 3.3 percent, to €1,056 million in 2006. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales in this segment would have increased by 3.7 percent in 2006.
      The Environmental Science business group saw sales rise by 2.9 percent to €714 million, due especially to a strong performance by our products for professional users. BioScience increased sales by 4.3 percent to €342 million, mainly because of buoyant sales of vegetable and canola seed products. For a table with changes in sales of our major products, please refer to the relevant segment discussion in Item 4, Information on the Company — Business.
      Operating result of the Environmental Science, BioScience segment improved by €42 million, or 26.6 percent, to €200 million, due to growth in business and cost savings in the Environmental Science business group.

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
      Operating result of the Environmental Science, BioScience segment improved by €52 million, or 49.1 percent to €158 million, due primarily to the expansion of the Professional Products business and the absence of scheduled goodwill amortization of €36 million. Operating result was affected by charges primarily relating to the consolidation of smaller sites in the United States (charge of €8 million) and a one-time non-cash gain due to changes to our pension plans in the United States and Germany (€9 million). In the previous year, operating result included gains of €12 million from a sale of biotechnology assets.

Materials
      Due to the divestment activities regarding the H.C. Starck and Wolff Walsrode businesses, the Materials segment comprises the Polycarbonates and Thermoplastic Polyurethanes business units. Both H.C. Starck and Wolff Walsrode are reported as discontinuing operations. See also — Discontinued Operations.

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
	(Euros in millions)
Net sales (external)	2,217	28.0	2,837	3.1	2,925
Intersegment sales	13	7.7	14	78.6	25
Operating result	184	179.3	514	(43.8)	289

2006 compared with 2005
      Sales in the Materials segment rose by €88 million, or 3.1 percent, to €2,925 million in 2006. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales in this segment would have increased by 3.4 percent. Sales in the Polycarbonates business increased by 2.8 percent, with the increases located particularly in Europe and Asia/ Pacific, due to higher sales volumes despite heavy pressure on prices. The Thermoplastic Polyurethanes business grew sales by 6.8 percent, mainly as a result of higher volumes. For a table with changes in sales of our major products, please refer to the relevant segment discussion in Item 4, Information on the Company — Business.
      Operating result of the Materials segment decreased by €225 million, or minus 43.8 percent, to €289 million, mainly as a result of decreased margins caused by lower selling prices and higher raw material costs, which were not offset by the higher sales volumes. Fourth quarter 2006 earnings were affected by the temporary production shortfalls in Krefeld-Uerdingen, Germany (See also — Systems). The 2005 operating result included a gain resulting from changes to our pension plans (€19 million).

2005 compared with 2004
      Sales in the Materials segment grew by €620 million, or 28.0 percent, to €2,837 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 27.4 percent. Sales of our Polycarbonates business increased by approximately 30 percent attributable to slight volume growth and considerably higher selling prices for some products.
      Operating result of the Materials segment improved by €330 million, or 179.3 percent, to €514 million, mainly due to selling price increases that compensated not only for higher raw material costs but also improved our margins. Additionally, in 2005 the operating result included a gain resulting from changes to our pension plans (€19 million).

Systems

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
	(Euros in millions)
Net sales (external)	5,349	23.6	6,609	9.5	7,236
Intersegment sales	116	22.4	142	(2.8)	138
Operating result	348	111.5	736	(4.5)	703

2006 compared with 2005
      Sales of the Systems segment climbed by €627 million, or 9.5 percent, to €7,236 million. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2006 as compared with 2005, our net sales in this segment would have increased by 9.7 percent. The growth was attributable to both selling price and volume increases in all businesses. Sales of our Polyurethanes business advanced by 8.1 percent, while our Coatings, Adhesives, Sealants business posted a gratifying 11.9 percent increase. For a table with changes in sales of our major products, please refer to the relevant segment discussion in Item 4, Information on the Company — Business.
      Operating result of the Systems segment decreased by €33 million, or minus 4.5 percent, to €703 million. Higher selling prices and increases in volumes were largely able to compensate for the rise in raw material costs, but earnings were negatively affected by temporary production shortfalls in Krefeld-Uerdingen, Germany, in the fourth quarter of 2006. Operating result in 2006 was affected by net charges (totaling €218 million) relating primarily to the arbitration proceedings in the United States in connection with the production of propylene oxide (€109 million) and to charges in connection with pending antitrust litigation in polymer products (€44 million). Furthermore, we incurred restructuring charges for our U.S. sites in New Martinsville, West Virginia and Baytown, Texas (€55 million). Operating result in 2005 was affected by charges (totaling €62 million) relating to the reorganization and to antitrust litigation. The charges were partially offset by a one-time non-cash gain due to changes to our pension plans in the United States and Germany.
      2005 compared with 2004
      Sales of the Systems segment increased by €1,260 million, or 23.6 percent, to €6,609 million in 2005. Had the average exchange rates we used to translate our non-euro denominated revenues into euros stayed constant in 2005 as compared with 2004, our net sales in this segment would have increased by 22.8 percent. Growth in net sales was primarily attributable to our Polyurethanes business unit that benefited from considerably higher selling prices. Sales growth in the Inorganic Basic Chemicals business unit resulted from higher market prices for sodium hydroxide solution and from product sales to LANXESS. Prior to the spin-off of LANXESS, such sales were recorded as inter-segment sales. Excluding the additional sales due to the reclassification of sales to LANXESS, this segment’s sales would have increased by 17.5 percent.
      Operating result of the Systems segment improved by €388 million to €736 million. The growth was mainly attributable to higher selling prices, which offset the rise in raw material costs. Operating result in 2005 was affected by net charges (totaling €62 million) relating to the reorganization of the polyurethanes business (€33 million) and to legal provisions in connection with antitrust litigation related to polymer products (€66 million). These charges were partially offset by a one-time non-cash gain due to changes to our pension plans in the United States and Germany (€47 million). In the previous year operating result was impacted by legal provisions of €27 million.

LIQUIDITY AND CAPITAL RESOURCES 2004, 2005 AND 2006
Cash Flows
      In recent years, our primary source of liquidity has been cash from operations. We use cash in investing activities primarily for acquisitions as well as for additions to property, plant, equipment and investments; these activities represented our primary liquidity requirements. In 2004 and 2005, we used cash in financing activities primarily to retire debt and pay dividends. In 2006, we used cash provided by financing activities primarily to finance the Schering acquisition. (The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.) We believe that our working capital levels are sufficient to fund our present requirements. The proceeds from our divestitures and the net cash provided by operating activities will mainly be used to retire debt maturing in 2007. There are no material legal or economic restrictions on the ability of member companies of the Bayer Group to transfer funds to Bayer AG. For cash held in escrow accounts see — Financing Activities.
      The following table summarizes our cash flows in each of the last three years:

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006(b)

		(%)		(%)
	(Euros in millions)
Net cash provided by (used in) operating activities (net cash flow, continuing operations)(a)	1,959	64.7	3,227	21.7	3,928
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)(a)	491	(44.0)	275	—	275
Net cash provided by (used in) operating activities (net cash flow, total)	2,450	42.9	3,502	20.0	4,203
Net cash provided by (used in) investing activities (total)	(814)	(113.9)	(1,741)	—	(14,730)
Net cash provided by (used in) financing activities (total)	(761)	(147.2)	(1,881)	—	10,199
Change in cash and cash equivalents	875	—	(120)	(173.3)	(328)
Cash and cash equivalents at beginning of period	2,734	30.6	3,570	(7.8)	3,290
Change in scope of consolidation	6	—	(196)	99.0	(2)
Exchange rate movements	(45)	—	36	—	(45)
Cash and cash equivalents at end of year	3,570	(7.8)	3,290	(11.4)	2,915

(a)	2004 and 2005 data have been adjusted to reflect the fact that the Diagnostics division, the H.C. Starck business and the Wolff Walsrode business are reported as discontinued operations. For further information on these restatements, see — Operating Results 2004, 2005 and 2006 — Discontinued Operations and Note 7.2 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

(b)	The pharmaceuticals business of Schering AG, Germany is reflected in the financial statements with effect from June 23, 2006.

Cash from Operating Activities
      Net cash flow from continuing operations rose by 21.7 percent, or €701 million — including €483 million from the Schering business for the period beginning on June 23, 2006 — to €3,928 million in 2006. Tax payments of €763 million (2005: €463 million) had a negative effect. The 2005 figure contained tax payment free gains of

€238 million from changes in our company pension plans in the United States and Germany, while in 2006 the charges resulting from the revaluation of assets from the Schering acquisition were not tax-deductible. Net cash provided by operating activities from our continuing operations in 2005 amounted to €3,227 million, a 64.7 percent increase from the €1,959 million in 2004. All of the subgroups posted significant year-on-year growth in cash flow. The overall increase resulted from both a better business performance and a positive change in working capital. Cash outflow for inventories in 2005 was much lower than in 2004, especially in MaterialScience. In addition, the cash contribution from changes in accounts receivables improved significantly from minus €359 million in 2004 to €211 million in 2005.
      Net cash provided by operating activities from discontinued operations relate to the Diagnostics division, the H.C. Starck business and the Wolff Walsrode business in all periods presented. In 2005 and 2004, the divested U.S. plasma operations and LANXESS are also included in this figure. Net cash provided by operating activities from discontinued operations represented an inflow of €275 million in 2006, €275 million in 2005 and €491 million in 2004. The total net cash flow from operating activities amounted to €4,203 million in 2006, €3,502 million in 2005 and €2,450 in 2004, respectively.

Investing Activities
      Net cash used in investing activities totaled €14.7 billion in 2006, as compared to a net cash outflow of €1.7 billion in 2005. This was chiefly attributable to disbursements totaling €15.2 billion for the Schering acquisition, including the purchase price payments for the 96.2 percent of Bayer Schering Pharma AG shares outstanding as of December 31, 2006, less approximately €1 billion in assumed cash and cash equivalents. We also acquired the biotech company Icon Genetics and the U.S.-based Metrika for a total of €75 million.
      Cash outflows for additions to property, plant and equipment (€1,534 million) and other intangible assets (€342 million) totaled €1,876 million, up €487 million from the previous year. The outflows included €137 million in capital expenditures made by Schering. Capital expenditures for property, plant, equipment and intangible assets included, among others, disbursements for the purchase of the European marketing rights for the hypertension treatments Pritor® and PritorPlus® and expenditures for the expansion of our polymers production facilities at the Caojing site, China (near Shanghai). Receipts from sales of property, plant, equipment and other assets totaled €185 million, while the proceeds of divestitures amounted to €489 million. At the end of 2006 we received an initial payment of €395 million related to the sale of our Diagnostics division; this transaction closed at the beginning of 2007.
      Cash inflow from sales of noncurrent financial assets came to €850 million. This figure primarily included the sale of our 49.9 percent interest in GE Bayer Silicones to the other partner General Electric (€431 million) and the repayment of a loan made to the chemical company Symrise. This loan had been granted in connection with the sale of the Haarmann & Reimer group to the purchaser in 2002.
      In 2005, net cash outflow from investing activities amounted to €1,741 million. The cash outflow for acquisitions amounted to €2,188 million, including approximately €1.9 billion for the consumer health business of Roche in 2005. Cash outflow for additions to property, plant, equipment and intangible assets amounted to €1,389 million in 2005. Cash inflows from sales of noncurrent financial assets amounted to €1,189 million in 2005. This figure primarily included the scheduled repayment of loans from LANXESS, the expiration of currency-hedging derivatives and the sale of the LANXESS mandatory convertible bond with a nominal volume of €200 million. Cash receipts from divestitures totaled €293 million, mainly relating to the divestment of the plasma business in the first quarter of 2005.
      In 2004, the net cash outflow from investing activities amounted to €814 million. The cash outflow of €1,251 million for additions to property, plant and equipment and €358 million for acquisitions were partially offset by €200 million in cash receipts from sales of property, plant and equipment and divestitures, €90 million in inflows related to noncurrent financial assets, €400 million in interest and dividend receipts and €105 million in inflows from current financial assets. The €358 million in cash outflow for acquisitions comprised mainly the €100 million purchase price for the remaining 50 percent of the shares of Gustafson and €208 million for the remaining 50 percent interest in the U.S. joint venture with Roche, both of which we now wholly own. The €90 million cash inflow from sales of noncurrent financial assets comprised mainly a €327 million payment from

Aventis in connection with the 2002 acquisition of Aventis CropScience, as well as outflows of around €200 million for advance payments related to the acquisition of the Roche consumer health business.

Financing Activities
      Net cash provided by financing activities was €10.2 billion in 2006, mainly due to net borrowings of €10.7 billion in connection with the financing of the acquisition of Schering AG, Berlin, Germany, compared to net cash used in financing activities of €1.9 billion in 2005. The proceeds from the placement of 34 million new shares amounted to €1.2 billion. Cash outflows for dividend payments amounted to €535 million, including a cash inflow of €176 million resulting from the reimbursement of advance capital gains tax payments made on intragroup dividends in 2004. Interest payments rose to €1,155 million primarily as a result of borrowings made to finance the Schering acquisition.
      On December 31, 2006 we had cash and cash equivalents of €2,915 million, including €799 million held in escrow accounts. Following the entry into force of the domination and profit and loss transfer agreement between Bayer Schering Pharma AG, Berlin, Germany and Bayer Schering GmbH, an amount of €710 million was placed in escrow following the decision to effect a “squeeze-out” of the remaining minority stockholders of Bayer Schering Pharma AG. The remaining amount of €89 million held in escrow accounts is earmarked exclusively for payments relating to civil law settlements in antitrust proceedings. In view of the restriction on its use, the €799 million in cash and cash equivalents held in escrow accounts was not deducted when calculating net debt. Net debt rose to €17.5 billion as of December 31, 2006, due mainly to the financing of the Schering acquisition. For a net debt reconciliation and details on financing of the Schering acquisition, see — Development of net debt.
      In 2005, the cash used in financing activities amounted to €1,881 million. The 2005 outflow included €440 million in dividend payments, €654 million in net repayments of borrowings and €787 million in interest payments. Taking advantage of favorable market conditions, a subordinated hybrid bond with a maturity of 100 years was issued in the third quarter of 2005 in the nominal amount of €1.3 billion with a 5 percent coupon. At the same time, part of the 5.375 percent Bayer bond due on April 10, 2007 was repurchased early. The repurchased volume had a face value of approximately €860 million. The higher interest payments were primarily attributable to a one-time charge of €56 million in connection with this transaction. Including marketable securities and other instruments, the Group had liquid assets of €3,523 million on December 31, 2005. Cash of €253 million was deposited in escrow accounts to be used solely for payments in connection with civil litigation settlements (See also Item 8, Financial Information — Legal Proceedings).
      In 2004, the cash used in financing activities amounted to €761 million. The outflow contained a total of €559 million in dividends paid to our stockholders and advance capital gains tax payments on intra-Group dividends as well as €724 million in interest payments. These outflows were partially offset by €512 million in net borrowing and €10 million in capital contributions to subsidiaries. On December 31, 2004, we had liquid assets of €3,599 million.

Development of net debt
      In 2006, net debt (continuing operations) was at €17,473 million, compared to €5,494 million in 2005 and €4,891 million in 2004. The following table sets forth the calculation of the net debt figure.

	Dec. 31, 2004	Dec. 31, 2005		Dec. 31, 2006

	(Euros in millions)
Noncurrent financial liabilities as per balance sheet (including derivatives)	7,025	7,185		14,723
thereof mandatory convertible bond	—	—		2,276
thereof hybrid bond	—	1,268		1,247
Current financial liabilities as per balance sheet (including derivatives)	2,166	1,767		5,078
Derivative receivables	(701)	(188)		(185)
Cash and cash equivalents as per balance sheet less cash earmarked for civil litigation settlements and the squeeze-out	(3,570)	(3,037	)(a)	(2,116	)(b)
Marketable securities and other instruments	(29)	(233)		(27)
Net debt* (continuing operations)	4,891	5,494		17,473
Net debt* (discontinued operations)	531	0		66
Net debt* (total)	5,422	5,494		17,539

(a)	Cash and cash equivalents as per balance sheet (€3,290 million) minus cash deposited in escrow accounts (€253 million) equals €3,037 million.

(b)	Cash and cash equivalents as per balance sheet (€2,915 million) minus cash deposited in escrow accounts (€799 million) equals €2,116 million.

*	“Net Debt” is defined neither under IFRS nor under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules “Net Debt” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any IFRS or U.S. GAAP financial measure. We believe the most comparable IFRS and U.S. GAAP measures are noncurrent and current financial obligations. Bayer defines “Net Debt” as described above and believes that this measure provides investors, analysts and credit rating agencies with useful information disclosing and summarizing the status of the net financial borrowings due to third parties. We believe that subtracting cash and cash equivalents from our noncurrent and current financial obligations (that includes liabilities from derivative financial instruments) and netting this with the receivables resulting from derivative financial instruments is appropriate in providing a useful measure of the obligations associated with our outstanding debt. We thus believe that “Net Debt” is an indicator of the Bayer Group’s creditworthiness. However, the subtraction of cash and cash equivalents should not cause the reader to believe that we have less debt than actually appears on our balance sheet. For this reason, you should consider our “net debt” measure in conjunction with the noncurrent and current financial obligations recorded on our balance sheet.

      The disbursements for the acquisition of Schering AG, Berlin, Germany in 2006 totaled €16.3 billion. From Schering we assumed financial liabilities of €0.2 billion and acquired cash and cash equivalents of approximately €1 billion. In order to ensure that we would have available the required funds to fully consummate the voluntary public cash takeover offer for all shares of Schering AG at the time when the payment obligations became due, the Company had entered into a bridge facility and a syndicated credit facility in an amount of €7 billion each. In order to repay the bridge facility and the short-term portion of the syndicated credit facility, equity and debt issuances as well as disposals were contemplated. Bayer issued €2.6 billion Eurobonds and €0.5 billion Sterling bonds under the multi-currency Euro Medium Term Note (EMTN) program. Furthermore, Bayer Capital Corp., a wholly-owned subsidiary of Bayer AG, issued a guaranteed subordinated mandatory convertible bond due 2009 with an aggregate nominal value of €2.3 billion. The bond is convertible into shares of Bayer AG. We raised an additional €1.2 billion through the successful placement of 34 million new shares of Bayer AG.
      The following table shows the components of the acquisition financing package and their status at year end.

	June 30, 2006	Dec. 31, 2006

	(Euros in billions)
Credit utilization:
Bridge financing (€7 billion facility)	0.6	0
Syndicated loan (€7 billion facility)	7.0	5.7
Thereof due within one year	3.0	1.7
Bond issues
Three-year floating Eurobond	1.6	1.6
Seven-year fixed-rate Eurobond	1.0	1.0
Twelve-year fixed-rate sterling bond	0.4	0.5
Mandatory convertible bond	2.3	2.3
Stock placement
New shares	—	1.2

Total	12.9	12.3
      The remainder of the acquisition price for Schering AG was financed mainly with liquid assets. In addition to fully redeeming the bridge financing, we had also paid down the syndicated €7.0 billion loan to €5.7 billion by the end of 2006.
      In China, Bayer secured a RMB 6.1 billion (€0.6 billion) credit line to finance the ongoing construction of a production facility for polyurethane raw materials in Caojing, China (near Shanghai).
      As of December 31, 2006 we had noncurrent financial liabilities of €14.7 billion, including the €1.2 billion hybrid bond issued in July 2005 and the €2.3 billion mandatory convertible bond issued in April 2006 (for further details on our noncurrent financial liabilities, see Note 27 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F). Moody’s treats 75 percent and Standard & Poor’s treats 50 percent of the hybrid bond as equity. Both rating agencies treat the mandatory convertible bond entirely as equity. Unlike conventional borrowings, the hybrid bond thus has only a limited effect on the Group’s rating-specific debt indicators, while the mandatory convertible bond has no effect at all. This, together with the issuance of new shares, completed the equity raising announced in connection with the acquisition of Schering AG. The total €3.5 billion thus raised is below the €4 billion limit originally set.
      Further portfolio adjustments were completed at the beginning of 2007. In January we closed the sale of the Diagnostics division to Siemens for a purchase price of €4.3 billion. The difference compared with the purchase price of €4.2 billion communicated in July 2006 results mainly from a purchase price adjustment due to the higher working capital at the Diagnostics division at the time of sale. The transaction resulted in a cash inflow of €0.4 billion at the end of 2006, while the remaining €3.9 billion was received at the beginning of 2007. We divested the H.C. Starck business to the two financial investors, Advent International and The Carlyle Group. The purchase price for the H.C. Starck business was €1.2 billion, consisting of a cash component of about €0.7 billion and the assumption by the purchasers of financial liabilities and pension commitments totaling about €0.5 billion.

The divestiture was closed at the beginning of February 2007. We intend to use the cash inflows from these transactions, along with the proceeds of the planned sale of the Wolff Walsrode business to The Dow Chemical Company, to reduce net debt.
Financing Strategy
      The financial management of the Bayer Group is conducted by the management holding company Bayer AG. Finance is a global resource, generally procured centrally and distributed within the Group. The foremost objectives of our financial management are to help in effecting a sustained increase in corporate value and ensure the Group’s creditworthiness and liquidity. That means reducing our cost of capital, improving our financing cash flow, optimizing our capital structure and effectively managing risk.
      Due to the increase in debt in connection with the acquisition of Schering AG, Standard & Poor’s in July 2006 downgraded Bayer AG’s long-term issuer rating from A with stable outlook to BBB+ with positive outlook. Also in July 2006, Moody’s confirmed our current A3 rating, changing the outlook from stable to negative. Bayer AG’s short-term ratings are A-2 (Standard & Poor’s) and P-2 (Moody’s). These investment-grade ratings evidence a continuing high level of the Group’s creditworthiness.
      Our financial strategy is geared toward the single-A rating category in order to maintain our financial flexibility. We therefore plan to use both the proceeds of divestitures and our operating cash flows to further reduce net debt.
      We generally pursue a prudent debt management strategy aimed at ensuring flexibility by drawing on a balanced financing portfolio to finance our activities. Chief among these resources — in keeping with our requirements — are a syndicated credit facility, a multi-currency commercial paper program and a multi-currency Euro Medium Term Note program. We also supplement our financing with various structured products, such as an asset-backed securities program.
      We use financial derivatives to hedge against risks arising from business operations or financial transactions, but do not employ contracts in the absence of an underlying transaction. It is our policy to diminish the default risk by selecting trading partners with a high credit standing. We closely monitor the execution of all transactions, which are conducted according to Group-wide guidelines.
      Further details of our risk management objectives and the ways in which we hedge all the major types of transaction to which hedge accounting is applied, along with procurement market, credit, liquidity and cash flow risks, as they relate to our use of financial instruments, are given in Note 30 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
      At December 31, 2006, we had approximately €11.7 billion of total lines of credit, of which €6.8 billion was used and €4.9 billion was unused and available for borrowing on an unsecured basis. To provide flexible short- to medium-term funding, we established a U.S. $8 billion global commercial paper program and a €10 billion EMTN program. We issued €4.6 billion under the EMTN program in years prior to 2006. In connection with the acquisition of Schering AG in 2006, we issued €3.1 billion bonds under the EMTN program. Holders of the bonds issued in 2006 have the right to demand the redemption of their bonds by Bayer AG if both a change in control with respect to Bayer AG occurs and its credit rating is downgraded within 120 days after such change of control becomes effective. As of December 31, 2006, U.S. $8 billion were available for funding under the global commercial paper program and approximately €2.3 billion were available for funding under the EMTN program. The long-term liabilities to banks principally comprise loans of €5.7 billion in connection with the acquisition of Schering AG. The agreements for these credit facilities contain provisions entitling the participating banks to terminate the agreements in the event of change of control with respect to Bayer AG and demand repayment of any then-outstanding sums.
      For details on lines of credit see Note 27 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Capital Expenditures
      We generally fund our capital expenditures with cash flows from operating activities and, if such funds are not sufficient, through other cash on hand and from the sale of liquid investments, including cash equivalents and marketable securities. We fund any further capital expenditures with borrowings.
      Capital expenditures amounted to €1.7 billion in 2006, compared to €1.4 billion in 2005 and €1.0 billion in 2004.
      We spent a total of €1.7 billion for intangible assets and property, plant and equipment in 2006. Besides the acquisition of Schering AG, which is not reported as capital expenditures but as an acquisition, the focus of our capital expenditures were our Material and Systems segments.

      Our major capital expenditures since 2004 included:

Year	Segment	Description

2004	Pharmaceuticals	Construction of a process development facility (Kogenate®) in Berkeley, California
	Crop Protection	Installation of a production line for the new fungicide Fandango, Kansas City, Kansas
	Materials	Construction of a production facility for polycarbonate in Caojing, People’s Republic of China (PRC)
	Systems	Expansion of isocyanate capacities in Tarragona, Spain; Baytown, Texas, and Brunsbüttel, Germany
Construction of production facility for methylene-diphenyl-diisocyanate in Caojing, PRC
Expansion of polyisocyanate capacity in Caojing, PRC
Construction of a production facility for hexamethylene-diisocyanate in Caojing, PRC
2005	Pharmaceuticals	Construction of a clinical manufacturing facility for Kogenate® in Berkeley, California
	Consumer Health	Expansion of a production facility in Jakarta, Indonesia
	Crop Protection	Insourcing and relocation of products/intermediates in Dormagen, Knapsack and Frankfurt, Germany
Product insourcing projects in Vapi and Ankleshwar, India
	Environmental Science, BioScience	Expansion of greenhouse facilities in Haelen, The Netherlands
	Materials	Construction of a polycarbonate compounding facility in Caojing, PRC
Expansion of the polycarbonate facility in Map Ta Phut, Thailand
Start of capacity expansion projects for polycarbonate in Caojing, PRC
	Systems	Construction of a Desmodur®-L production facility in Caojing, PRC
Start of construction of a world-scale MDI production facility in Caojing, PRC
Installation of a new plant for MDI specialty products in Baytown, Texas
Capacity increase of the chlorine production facility in Baytown, Texas
2006	Pharmaceuticals	Construction of a clinical manufacturing facility for Kogenate® in Berkeley, California
Expansion of a production facility in Beijing, PRC
	Consumer Health	Expansion of a production facility in Jakarta, Indonesia
	Crop Protection	Insourcing of intermediates in Knapsack, Germany
Expansion of warehouse, manufacturing and formulation plants in Frankfurt and Dormagen, Germany
Expansion of fungicide production capacity in Dormagen, Germany
Site consolidation in Baranquilla, Columbia
	Environmental Science, BioScience	Construction of a seed processing facility in Lethbridge, Canada
	Materials	Expansion of the polycarbonate facility in Map Ta Phut, Thailand
Capacity expansion projects for polycarbonate in Caojing, PRC
	Systems	Construction of a world-scale MDI production facility in Caojing, PRC
Installation of a new plant for MDI specialty products in Baytown, Texas

Commitments

Off-Balance Sheet Arrangements
      We do not consider our unconsolidated entities that qualify as special-purpose entities to be material and we do not have other material off-balance sheet arrangements. For a description of the contingencies relating to the LANXESS spin-off, see Note 31 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Contractual Obligations and Commercial Commitments
      The table below summarizes all of the Group’s contractual and commercial obligations as of December 31, 2006. The timing of payments for collaborative agreements assumes that milestones or other conditions are met. We do not foresee any material payment triggers or milestone payments in our current collaborative arrangements.

			One Year to	Three Years to
		Under	Less than	Less than Five	After
Contractual Obligations	Total	One Year	Three Years	Years	5 Years

	(Euros in millions)
Long-term debt, excluding capital leases	19,417	5,009	4,775	4,021	5,612
Capital leases without interest portion	384	69	46	40	229
Operating leases	559	148	194	140	77
Purchase obligations	507	467	40	0	0
Other long-term liabilities (collaboration agreements)	956	168	314	167	307
Other liabilities(a)	3,504	3,055	242	31	176

Total contractual obligations	25,327	8,916	5,611	4,399	6,401

(a)	Other liabilities comprise primarily guarantees of bills and checks, payment guarantees and indirect financial guarantees; commissions to customers and expense reimbursements; as well as social security and payroll liabilities and other liabilities as set forth in Note 29 to the consolidated financial statements included elsewhere in this annual report on Form 20-F.
      Payments for guarantees and endorsements of bills and of warranties of €136 million have been excluded from the other commercial commitments table above, as we do not expect to make any payments under these commercial commitments.
      Our future interest payments are not included in these figures. Financial debt, including derivative receivables, amounted to €19,616 million as of December 31, 2006. For details on the financing of the acquisition of the business of Schering AG, Berlin, Germany, see — Development of net debt. For details on our bonds and pension obligations see Note 27 and Note 25, respectively, to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Other Commitments
      In 2006, our minimum non-discounted future payments relating to long-term lease and rental arrangements totaled €1.0 billion, compared with €1.0 billion in the previous year. Of this amount, €486 million represented future payments under financial leases (€596 million in 2005).
      Our financial commitment for orders placed under purchase agreements relating to planned or ongoing capital expenditure projects totaled €507 million in 2006. We expect to pay the majority of this amount in 2007. In 2005, this figure was €294 million, and in 2004, €142 million.

      Under collective agreements on part-time work arrangements for certain older employees, we have to accept applications for such arrangements from a certain quota of the work force. Other financial obligations that may arise from such work arrangements in the future cannot be quantified, since the quota has already been exceeded.
      In addition, we have entered into research agreements with a number of third parties. Under these agreements, we have agreed to fund various research projects or to assume other commitments. Our payments under these agreements are typically based on the achievement of certain milestones or the fulfillment of other specific conditions by our research partners. In 2006, the total amount of these commitments was €956 million, compared to €562 million in 2005. For details on milestone payments see Note 31 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F. For details on lines of credit see Note 27 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
Borrowings
      Our consolidated financial statements reflect borrowings as “financial obligations”, which include debentures, liabilities to banks, liabilities under lease agreements, liabilities from the issuance of promissory notes, commercial paper and other financial obligations. We have no restrictions in the use of our borrowing. See the tables under — Commitments — Contractual Obligations and Commercial Commitments above for a summary of our current financial obligations. See also Note 27 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
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
      Interest rate risk applies mainly to receivables and payables with maturities of over one year. We primarily use interest rate swaps to convert a portion of our fixed rate borrowings into, in effect, floating rate borrowings. The bonds issued under our EMTN program make up the largest portion of our fixed rate borrowings. See also Note 27 to our consolidated financial statements. In a normal interest rate environment, short-term interest rates are lower than long-term interest rates. Thus, floating rate debt generally leads to lower interest costs in the long run. Short-term interest rate hedging contracts (excluding principal currency swaps) totaled a nominal amount of €4.1 billion in 2006, €0.4 billion in 2005 and €0.1 billion in 2004. In 2006, hedges maturing in more than one year represented a nominal amount of €7.5 billion, in 2005, €10.9 billion and in 2004, €5.7 billion. The cash and cash equivalents that we held on December 31, 2006 were mainly denominated in euro.
      Because a substantial portion of Bayer’s assets, liabilities, sales and earnings are denominated in currencies other than euro zone currency, we have translation exposure to fluctuations in the values of these currencies relative to the euro. Since these effects do not have an impact on our cash flows, we do not hedge these risks resulting from currency fluctuations.
      We also face transaction risk when our businesses generate revenue in one currency but incur costs relating to that revenue in a different currency. We hedge a portion of our transaction currency risk through the use of derivative financial instruments, particularly forward foreign exchange contracts, currency swaps, currency options and interest and principal currency swaps. Our Corporate Treasury department has the central responsibility for managing our currency exposures and using currency derivatives. We establish the maturity dates of hedging contracts according to the anticipated cash flows of the Bayer Group. Our policy is to use a mixture of instruments depending upon our view of market conditions based on fundamental and technical analysis. Our Board of Management has provided clear guidance on how to limit and monitor cash flow risks that result from this approach. As of December 31, 2006, we had entered into forward foreign exchange contracts, currency swaps, currency swaps and interest and principal currency swaps with a total notional value of €12.1 billion.
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
RESEARCH AND DEVELOPMENT
      The following table sets forth our total research and development expenditures for our continuing businesses during the last three full years.

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
	(Euros in millions)
Research and development expenditures:
Bayer HealthCare	878	(5.0)	834	71.0	1,426
Bayer CropScience	679	(2.2)	664	(7.5)	614
Bayer MaterialScience	199	7.5	214	6.1	227
Reconciliation	16	6.3	17	76.5	30

Total from Continuing Operations	1,772	(2.4)	1,729	32.9	2,297
As a percentage of sales	8.5		7.0		7.9
      We typically allocate the largest portion of our research and development expenses to our HealthCare businesses, primarily in the Pharmaceuticals segment. In 2006, Pharmaceuticals accounted for 54.7 percent of our total research and development spending, mainly due to the inclusion of the acquired business of Schering AG, Germany (2005: 39.3 percent; 2004: 41.8 percent). The Schering business is only reflected in 2006 research and development expenses as of June 23, 2006.
      For a more detailed discussion of our research and development activities and policies, see the descriptions of each business group’s research and development activities in Item 4, Information on the Company — Business. We discuss our patents and other intellectual property protection in Item 4, Information on the Company — Business — Intellectual Property Protection.
BASIS OF PRESENTATION
      We prepared the consolidated financial statements that appear elsewhere in this annual report on Form 20-F in accordance with IFRS. See Note 41 to our consolidated financial statements for a reconciliation of the significant differences between IFRS and U.S. GAAP.
Effects of new accounting pronouncements

Accounting standards applied for the first time in 2006

IFRS
      For description of the IFRS accounting standards, which were applied for the first time in 2006, refer to Note 3 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

U.S. GAAP
      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans), an amendment of FASB Statements No. 87, 88, 106, and 132R. This standard will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other post-retirement plans in their financial statements. In detail SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions) and to recognize changes in the funded status of a defined benefit post-retirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity until they are amortized as a component of net periodic benefit cost. The adjustments to adopt SFAS No. 158 were recorded as a component of accumulated other comprehensive income.
      The impact due to the adoption of SFAS No. 158 as of December 31, 2006 is summarized in the following table:

(Euros in millions)

U.S. GAAP equity at December 31, 2006 prior to adoption of SFAS No. 158	12,512
Adoption of SFAS No. 158 — recognition of actuarial gains/ losses	(3,350)
Adoption of SFAS No. 158 — prior service cost	131
Adoption of SFAS No. 158 — reversal of additional minimum liability	2,667
Deferred taxes on the entries above	221
U.S. GAAP equity at December 31, 2006 after adoption of SFAS No. 158	12,181

Newly issued accounting standards

IFRS
      For description of newly issued IFRS accounting standards refer to Note 3 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

U.S. GAAP
      In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) (“FIN 48”), which is an interpretation of FASB Statement No. 109 (Accounting for Income Taxes). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement for recognition and measurement of a tax position taken or expected to be taken in a tax return.
      The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to recognize in the financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (Fair Value Measurements) (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for financial years beginning after November 15, 2007. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.

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
      Both the members of the Board of Management and the members of the Supervisory Board owe a duty of loyalty and care to Bayer AG. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Both the members of the Board of Management and the members of the Supervisory Board must take into account a broad range of considerations when making decisions, including the interests of Bayer AG and its stockholders as well as of our employees and creditors.
      The members of the Board of Management and the Supervisory Board may be held personally liable to Bayer AG for breaches of their duties of loyalty and care. Bayer AG must bring an action for breach of duty against the Board of Management or Supervisory Board upon a resolution of the stockholders passed at a Stockholders’ Meeting by a simple majority of votes cast. Furthermore, minority shareholders representing at least 1 percent of the company’s share capital or shares with a nominal value of €100,000 can file an application in court requesting an action to be admitted against members of either of the company’s boards on behalf of the company or in their own name.
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
      Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in an Annual Stockholders’ Meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of his/her term. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between him/herself and Bayer AG.
      Individual members of the Board of Management serve as representatives with primary responsibility for our various corporate functions and as representatives for the various geographic regions in which we operate.

      The following table shows the members of our current Board of Management as well as members who resigned in the course of the financial year 2006, their ages, positions and the years in which their current terms expire.

Name and Age	Position	Current Term Expires

Werner Wenning (60)	Chairman	2010
Dr. Udo Oels (63)(a)	Member	2006
Klaus Kühn (55)	Member	2012
Dr. Richard Pott (53)	Member	2012
Dr. Wolfgang Plischke (55)(b)	Member	2009

(a)	Until April 28, 2006.

(b)	As of March 1, 2006.
      Werner Wenning became chairman of our Board of Management in April 2002. He has served on the Board since 1997. Prior to becoming chairman, he served as chief financial officer and was a member of the Corporate Coordination and Human Resources Committees. From 1996 until he joined the Board in 1997, Mr. Wenning was head of Corporate Planning and Controlling. In addition to his responsibilities on the Board, he is the chairman of the supervisory board of Bayer Schering Pharma AG, Berlin, Germany and a member of the supervisory board of Henkel KGaA.
      Dr. Udo Oels joined the Board of Management in 1996. Prior to his resignation he was responsible on a Group level for innovation, technology and environment. In addition to his responsibilities on the Board, he was chairman of the supervisory board of Bayer Technology Services and of Bayer Industry Services as well as a member of the supervisory board of Bayer Chemicals AG. He still is a member of the supervisory board of ThyssenKrupp Services AG.
      Klaus Kühn is Bayer’s chief financial officer. Prior to joining the Board in May 2002, Mr. Kühn was head of Bayer’s Finance function. Prior to that appointment, he oversaw the spin-off of Bayer’s former Agfa division. Before joining Bayer in 1998, Mr. Kühn worked with Schering AG, Berlin, Germany most recently as head of finance. In addition to his responsibilities on the Board, he is chairman of the supervisory boards of Bayer CropScience AG and Bayer Business Services GmbH and a member of the supervisory board of Bayer Schering Pharma AG (formerly named Schering AG).
      Dr. Richard Pott joined the Board in May 2002. He had previously served as General Manager of our Specialty Products business group. Before assuming responsibility for Specialty Products, he served Bayer in a number of positions, most recently as head of the Strategic Planning Department and then as head of Corporate Planning and Controlling. Dr. Pott oversees strategy and human resources and serves as Arbeitsdirektor (that member of the Board responsible for personnel and social issues within the company). In addition to his responsibilities on the Board, he is the chairman of the supervisory boards of each of Bayer HealthCare AG and Bayer Industry Services GmbH & Co. OHG (member of the latter since May 1, 2006). Until April 30, 2006, he was the chairman of the supervisory board of Bayer MaterialScience AG.
      Dr. Wolfgang Plischke joined the Board in March 2006. Prior to joining the Board, he was the General Manager of our previous Pharmaceuticals division since January 2002 and a member of the Bayer HealthCare Executive Committee responsible for that division since July 2002. Before becoming the General Manager of our previous Pharmaceuticals division, he had served as head of that division in North America and had been a member of the Executive Committee of Bayer Corporation since 2000. He started his career in 1980 with Bayer’s subsidiary Miles Diagnostics. In addition to his responsibility on the Board, he became the chairman of the supervisory boards of Bayer Technology Services and of Bayer MaterialScience AG shortly after joining both boards as a member on May 1, 2006.

Supervisory Board
      Under the German Stock Corporation Act, the German Co-Determination Act (Mitbestimmungsgesetz) of 1976 and our Articles of Association, the Supervisory Board consists of 20 members. The principal function of the Supervisory Board is to supervise the Board of Management and to appoint its members. The Supervisory Board oversees our business policy, corporate planning and strategy. It also approves the annual budget and the financial statements of Bayer AG and of the Bayer Group. The Supervisory Board may not make management decisions, but the Board of Management’s Standard Operating Procedures (Geschäftsordnung) may require the prior consent of the Supervisory Board for specified transactions above a specified threshold, including:

•	the acquisition or disposition of assets;

•	the acquisition, disposition or encumbrance of real property;

•	the acquisition or disposition of Company shares; and

•	the issuance of bonds, entering into credit agreements, or grant of guarantees, sureties (Bürgschaften) and loans, except to subsidiaries.
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
      Any member of the Supervisory Board elected by the stockholders at the Annual Stockholders’ Meeting may be removed by a vote of at least three quarters of the votes cast by the stockholders in such meeting. Any member elected by the employees may be removed by a majority of three quarters of the votes cast by the employees. Unless otherwise required by law or by the Articles of Association of Bayer AG, resolutions of the Supervisory Board are passed by simple majority of the votes cast. According to the Articles of Association, in the case of a deadlock, a second vote is held in which the chairman of the Supervisory Board is entitled to one additional vote. In order to constitute a quorum, at least half of the total members of the Supervisory Board must participate in the voting.
      The following table shows the current members of our Supervisory Board as well as members of the Supervisory Board who left the Supervisory Board in the course of the financial year 2006, their principal occupations, the year in which they were first elected or appointed and memberships they hold on the supervisory boards of other companies. Employee representatives are identified by an asterisk.

			First	Membership on other
Name	Position	Principal Occupation	Elected	Supervisory Boards

Dr. Manfred Schneider	Chairman	Former chairman of the Management Board	2002	Allianz SE, DaimlerChrysler AG, Linde AG, Metro AG, RWE AG, TUI AG
*Thomas de Win(1)	Vice Chairman	Chairman of the Bayer Central Works Council, Leverkusen	2002	Bayer MaterialScience AG
Dr. Paul Achleitner	Member	Member of the management board, Allianz SE	2002	Allianz Deutschland AG, Allianz Global Investors AG, Allianz Lebensversicherungs-AG, Allianz Elementar Versicherungs-AG, Allianz Elementar Lebensversicherungs-AG, RWE AG

			First	Membership on other
Name	Position	Principal Occupation	Elected	Supervisory Boards

Dr. Josef Ackermann	Member	Chairman of the management board, Deutsche Bank AG	2002	Deutsche Lufthansa AG, Linde AG, Siemens AG
*Andreas Becker(2)	Member	Chairman of the Works Council of H.C. Starck	2005	H.C. Starck GmbH
*Willy Beumann(3)	Member	Chairman of the Works Council, Wuppertal Site	2007	Bayer HealthCare AG
*Karl-Josef Ellrich	Member	Chairman of the Works Council, Dormagen Site, Chairman of the Bayer Group Works Council, Leverkusen	2000	Bayer CropScience AG
*Dr. Thomas Fischer	Member	Head of Process and Plant Safety, Bayer MaterialScience	2005	Bayer MaterialScience AG
*Erhard Gipperich(4)	Vice Chairman	Chairman of the Group and Central Works Councils of Bayer AG, Leverkusen	1998
*Peter Hausmann(5)	Member	North Rhine District Secretary of the German Mine, Chemical and Power Workers’ Union	2006	Procter & Gamble Manufacturing GmbH
*Thomas Hellmuth	Member	Agricultural Engineer	2002	—
Prof. Dr.-Ing. e.h. Hans-Olaf Henkel	Member	Honorary professor of the University of Mannheim	2002	Continental AG, DaimlerChrysler Aerospace AG, EPG AG, SMS GmbH, Brambles Industries Ltd., Orange SA, Ringier AG
*Reiner Hoffmann(6)	Member	Deputy Secretary of the European Trade Union Confederation (ETUC)	2006	Sasol Germany GmbH
*Gregor Jüsten(7)	Member	Member of the Works Councils, Leverkusen Site	2006	—
Dr. rer. pol. Klaus Kleinfeld	Member	Chairman of the management board, Siemens AG	2005	Alcoa Inc., Citigroup Inc.
Dr. h.c. Martin Kohlhaussen	Member	Chairman of the supervisory board, Commerzbank AG	1992	Hochtief AG, ThyssenKrupp AG, Schering AG (until September 13, 2006)
John Christian Kornblum	Member	Chairman of Lazard & Co.	2002	Motorola Inc., ThyssenKrupp Technologies AG
*Petra Kronen	Member	Chairwoman of the Works Council, Uerdingen Site	2000	Bayer MaterialScience AG
*Hubertus Schmoldt	Member	Chairman of German Mine, Chemical and Power Workers’ Union	1995	Deutsche BP AG, DOW Olefinverbund GmbH, E.ON AG, RAG AG, RAG Coal International
*Dieter Schulte(8)	Member	Former Chairman of German Unions Federation	1997	—

			First	Membership on other
Name	Position	Principal Occupation	Elected	Supervisory Boards

Dr.-Ing. Ekkehard D. Schulz	Member	Chairman of the management board, ThyssenKrupp AG	2005	AXA Konzern AG, Commerzbank AG, Deutsche Bahn AG, MAN AG, RAG AG, RAG Beteiligungs-AG, RWE AG, ThyssenKrupp Services AG, ThyssenKrupp Elevator AG, ThyssenKrupp Technologies AG
Dr.-Ing. e.h. Jürgen Weber	Member	Chairman of the supervisory board, Deutsche Lufthansa AG	2003	Allianz Lebensversicherungs-AG, Deutsche Bank AG, Deutsche Post AG, Voith AG, LP Holding GmbH, Tetra Laval Group, Willi Bogner GmbH & Co. KGaA
*Siegfried Wendlandt(9)	Member	North Rhine District Secretary of German Mine, Chemical and Power Workers’ Union	2001
Prof. Dr. Dr. h.c. Ernst- Ludwig Winnacker	Member	Secretary General of the European Research Council (ERC)	1997	MediGene AG, KWS Saat AG, Wacker Chemie AG

(1)	Vice Chairman of the Supervisory Board since March 2, 2006.

(2)	Resigned February 1, 2007.

(3)	First elected February 20, 2007.

(4)	Resigned January 31, 2006; Vice Chairman until resignation.

(5)	First elected April 28, 2006.

(6)	First elected October 11, 2006.

(7)	Elected February 1, 2006.

(8)	Resigned September 18, 2006.

(9)	Resigned April 28, 2006.

Supervisory Board Committees
      Currently, the Supervisory Board has the following committees:

•	The Presidium was established pursuant to § 27 (3) of the Co-Determination Act and consists of the chairman and vice chairman of the Supervisory Board, as well as of one stockholder representative and one employee representative. It serves as our mediation committee (Vermittlungsausschuss) with respect to nominations to the Board of Management. The purpose of this committee is to nominate persons for election to the Board of Management by a simple majority of the votes of the Supervisory Board in the event that the Supervisory Board is unable to appoint members of the Board of Management with the votes of at least a two thirds majority of the Supervisory Board. Pursuant to § 9 (2) of the Standard Operating Procedures (Geschäftsordnung) of the Supervisory Board, the Presidium also prepares the general meetings of the full Supervisory Board. The current members of the Presidium are Mr. Schneider (chairman), Mr. Achleitner, Mr. de Win (since March 2, 2006, succeeding Mr. Gipperich who resigned January 31, 2006) and Mr. Schmoldt.

•	The personnel committee (Personalausschuss) was established pursuant to § 10 of the Standard Operating Procedures of the Supervisory Board. The personnel committee consists of four members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the personnel committee. The main responsibility of the personnel committee is the determination of the salary and further conditions of the employment of Board of Management members, the legal representation of the

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

•	The audit committee (Prüfungsausschuss) was established pursuant to § 11 of the Standard Operating Procedures of the Supervisory Board. The audit committee consists of six members of the Supervisory Board. The main responsibilities of the audit committee are oversight of financial accounting, risk management, the preparation of the resolutions of the Supervisory Board with respect to the annual financial statements, the review of all non-audit services to be performed by the independent auditor, oversight over the independent auditors including scope of services, fees and schedules, the direct receipt of the audit reports, and the direct receipt of reports of accounting irregularities. The current members of the audit committee are Mr. Kohlhaussen (chairman), Mr. Schneider, Mr. Fischer, Mr. Henkel, Mr. Hausmann (as of April 29, 2006, succeeding Mr. Wendlandt who was a member until April 28, 2006) and Mr. de Win.

•	The committee relating to issues in connection with the takeover and integration of Schering AG, Berlin, Germany (Schering Ausschuss) was established pursuant to § 8 of the Standard Operating Procedures of the Supervisory Board. The Schering committee consists of four members of the Supervisory Board. Its main responsibilities are the oversight of the tender offer for all shares including shares represented by American Depositary Shares (ADS) in Schering as well as decisions relating to the financing or refinancing of the takeover. The Schering committee was established on March 23, 2006. The current members of the Schering committee are Mr. Schneider, Mr. Schmoldt, Mr. Schulz and Mr. de Win.

Share Ownership
      Because the shares of Bayer AG are in bearer form, we cannot obtain precise information as to their holders. To the best of our knowledge, however, no member of the Supervisory Board or the Board of Management beneficially owns shares of Bayer AG totaling one percent or more of all outstanding shares.
Compensation

Board of Management
      The members of the Board of Management receive a base salary and a fixed supplement (both aggregated under the term “fixed salary”), remuneration in kind and other benefits, and variable compensation. The variable compensation comprises a variable bonus and the possible payments from the participation in long-term stock-based compensation programs. Since 2005, the variable bonus for a given year is tied to the attainment of the Group target based on EBITDA, which we define as operating result plus depreciation and amortization. For the year 2006, the variable bonus is calculated partly according to the Group’s EBITDA margin before special items adjusted to exclude the impact of a number of what we regard as special effects for this purpose (such as gains of divestitures, impairment charges, expenses relating to the strategic reorientation of our businesses and other material unusual effects), and partly according to the average target attainment of the HealthCare, CropScience and MaterialScience subgroups. The latter is based mainly on the subgroups’ target attainment concerning EBITDA, adjusted to exclude the impact of unusual effects, as well as on a qualitative appraisal in relation to the market and competitors.
      The directly effected remuneration of members of the Board of Management in 2006 amounted to €8,143,822 (2005: €7,064,828), comprising €2,260,400 (2005: €1,985,580) in base salaries and €1,096,556 (2005: €837,073) in fixed supplements, €4,644,475 (2005: €4,085,754) in variable bonuses plus €142,391 (2005: €156,421) of remuneration in kind and other benefits. Remuneration in kind mainly consists of the value assigned by German taxation guidelines to certain benefits in kind such as for example the use of a company car. Other benefits include, for example, reimbursements for preventive medical checkups.

      Members of the Board of Management were permitted to participate in a cash-settlement-based stock option program, offered through the year 2004, if they placed their personal investment in Bayer Stock in a special deposit account. As part of this old program, a total of 25,290 stock options with a fair value of €1,806,718 were outstanding as of December 31, 2006.
      Since 2005, the members of the Board of Management have participated in the long-term stock-based compensation program Aspire I (2005 and 2006 tranches). Participation in this program is linked to membership of a Group Leadership Circle, not to the contract of service as a member of the Board of Management. Further details of this program are presented in — Employee Stock-Based Compensation Programs — Long-term incentive program for members of the Board of Management and other senior executives (Aspire I).
      The entitlements earned in 2006 relate to the 2006 part of the respective three-year-performance period of the long-term stock-based compensation programs granted in current and previous years. The changes in the value of previously existing entitlements under long-term stock-based compensation programs that were earned prior to 2006 are shown separately. They result from the upward trend in the price of Bayer stock in 2006. Additionally, the fair value of the stock-based compensation as of the grant date is given separately.
      The table below shows the remuneration components of those individuals that were members of our Board of Management in the course of 2006. In 2006, the remuneration of our chief financial officer was raised in recognition of the special tasks of such a position.

Remuneration of the Members of the Board of Management

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels(a)	Plischke(b)	Pott	Total

	(In Euros)
Base salary	748,872	412,236	343,526	343,530	412,236	2,260,400
Fixed supplement	325,132	316,366	142,205	142,206	170,647	1,096,556
Variable bonus	1,525,086	1,034,615	567,335	689,745	827,694	4,644,475
Remuneration in kind and other benefits	47,926	35,571	9,594	18,163	31,137	142,391
Directly effected remuneration	2,647,016	1,798,788	1,062,660	1,193,644	1,441,714	8,143,822
Stock-based compensation
Entitlements earned in 2006	820,514	480,609	538,181	193,188	461,939	2,494,431
Change in value of entitlements earned prior to 2006	339,733	229,617	104,125	66,262	164,952	904,689

(a)	Until April 28, 2006.

(b)	Since March 1, 2006.
     In 2005, the remuneration components of those individuals that were members of our Board of Management in the course of 2006 were as following:

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels(a)	Plischke(b)	Pott	Total

	(In Euros)
Base salary	748,872	412,236	412,236	—	412,236	1,985,580
Fixed supplement	325,132	170,647	170,647	—	170,647	837,073
Variable bonus	1,554,615	843,713	843,713	—	843,713	4,085,754
Remuneration in kind and other benefits	40,169	35,266	41,942	—	39,044	156,421
Directly effected remuneration	2,668,788	1,461,862	1,468,538	—	1,465,640	7,064,828
Stock-based compensation
Entitlements earned in 2005	495,504	285,748	285,748	—	284,248	1,351,248
Change in value of entitlements earned prior to 2005	169,289	99,693	99,693	—	98,055	466,730

(a)	Until April 28, 2006.

(b)	Since March 1, 2006.

     The fair value of the stock-based compensation as of the grant dates for the 2006 and 2005 Aspire program, respectively, is shown in the following table. The entitlements earned in 2006 under the 2006 and 2005 Aspire program are included in the preceding tables under “Stock-based compensation: Entitlements earned in 2006” and “Stock-based compensation: Entitlements earned in 2005”.

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels(a)	Plischke(b)	Pott	Total

	(In Euros)
Fair value as of grant date of options granted under the Aspire program
in 2006	268,113	181,886	40,419	117,597	145,509	753,524
in 2005	253,636	137,652	137,652	—	137,652	666,592

(a)	Until April 28, 2006.
(b)	Since March 1, 2006.
     Pension provisions for the current members of the Board of Management amounted to €29,564,478 (2005: €32,218,996). Active members of the Board of Management are entitled to receive a pension from the age of 60 in an annual amount equal to at least 30 percent of the last yearly fixed salary. This percentage increases depending on years of service as a Board of Management member and, according to the inception of the respective service contract, is capped at between 60 and 80 percent. We refer to the maximum such percentage a member of the Board of Management can reach as his final target pension level.
      We currently pay former and retired members of the Board of Management a monthly pension equal to 80 percent of the last monthly fixed salary received while in service. The pensions paid to former members of the Board of Management or their widows are normally reassessed every three years and adjusted taking into account the development of consumer prices. These amounts are in addition to any amounts they receive as a result of their participation in the Bayer pension plan described below. See — Employee Pension Plan.
      Current service cost for pension entitlements in 2006 and 2005 of those individuals that were members of our Board of Management in the course of 2006 were as following:

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels(a)	Plischke(b)	Pott	Total

	(In Euros)
Current service cost for pension entitlements earned
in 2006	398,564	1,651,294	—	1,644,517	233,284	3,927,659
in 2005	311,158	420,046	—	—	186,600	917,804

(a)	Until April 28, 2006.
(b)	Since March 1, 2006.
     For active Board of Management members a general severance indemnity clause, with the following main elements applies:
      If a member of the Board of Management is not offered a new service contract upon expiration of his existing service contract because he is not reappointed to the Board of Management, or if the member is removed from the Board of Management in the absence of grounds for termination without notice, he will receive a monthly allowance in an amount of 80 percent of his last monthly fixed salary for a period of 60 months from the date of expiration of his service contract less any period for which the Board of Management member was released from his duties on full pay.
      If, in the event of a change of control of our company, the service contract is terminated within 12 months thereafter — by mutual consent, due to its expiration, or voluntarily by the Board of Management member in certain circumstances such as a change of strategy — the Board of Management member will receive a monthly allowance in an amount of 80 percent of his last monthly fixed salary for a period of 60 months from the date of termination of his service contract, not counting any period for which he was released from his duties on full pay.

Pension entitlements are based on the final target pension level. If the member of the Board of Management has not already reached his final target pension level, his pension entitlement will be supplemented up to this level.
      Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,924,768 (2005: €10,323,009). Pension provisions for former members of the Board of Management and their surviving dependents amounted to €117,866,846 (2005: €115,972,457).
      As of December 31, 2006, no loans to members of the Board of Management were outstanding, nor any repayments of such loans occurred during the year.

Supervisory Board
      The remuneration of the members of the Supervisory Board is determined in accordance with Article 12 (most recently amended at the Annual Stockholders’ Meeting on April 29, 2005) of the Articles of Association of Bayer AG. In addition to reimbursing expenses incurred in connection with the exercise of their office, the company pays to each member of the Supervisory Board a fixed remuneration of €60,000 per year and a variable remuneration that is tied to the gross cash flow as reported in the consolidated financial statements of the Bayer Group for the recent fiscal year. For every €50 million or part thereof by which the gross cash flow exceeds €3.1 billion, a variable remuneration of €2,000 per year is paid to each Supervisory Board member. However, in total the variable remuneration per Supervisory Board member may not exceed €30,000 per year.
      In accordance with the German Corporate Governance Codex, however, the amount of remuneration reflects such special functions as the Chairman and the Vice Chairman of the Supervisory Board, as well as the membership in Supervisory Board committees. The Chairman receives three times, the Vice Chairman one-and-a-half times the fixed and variable remuneration of the other members of the Supervisory Board detailed above. The fixed and variable remuneration of members who are also members of a Supervisory Board committee is increased by one quarter of the fixed and variable remuneration detailed above, and that of members who also chair a committee is increased by a further quarter. Regardless of special functions and committee membership however, in total, the fixed and variable remuneration of any Supervisory Board member may not exceed three times the fixed and variable remuneration described in the preceding paragraph. Supervisory Board members who have been members of the Supervisory Board or of one of its committees for only a part of the fiscal year receive the applicable remuneration on a pro rata basis.
      No members of the Supervisory Board received any compensation or other benefits for personally-performed services, especially consultancy or agency services. The Company has purchased insurance for the members of the Supervisory Board to cover their legal liability arising from their service on the Supervisory Board.
      As of December 31, 2006, no loans to members of the Supervisory Board were outstanding, nor any repayments of such loans occurred during the year.
      The following table shows the remuneration paid to individuals that were members of the Supervisory Board in the course of 2006. Employee representatives, who receive salaries from us unrelated to their service on the Supervisory Board, are identified by an asterisk. The aggregate amount of the salaries the employee representatives received in 2006 in their capacities other than as members of the Supervisory Board is €647,813. Employee representatives, who do not receive salaries from us unrelated to their service on the Supervisory Board, are identified by two asterisks.

Remuneration of the Members of the Supervisory Board

	Fixed	Variable
	Remuneration	Remuneration	Totals

	(In Euros)
Dr. Paul Achleitner	75,000.00	37.500,00	112,500.00
Dr. Josef Ackermann	60,000.00	30,000.00	90,000.00
*Andreas Becker(1)	60,000.00	30,000.00	90,000.00
*Karl-Josef Ellrich	75,000.00	37,500.00	112,500.00
*Dr. Thomas Fischer	75,000.00	37,500.00	112,500.00
*Erhard Gipperich(2)	8,917.81	4,458.91	13,376.72
**Peter Hausmann(3)	50,958.90	25,479.45	76,438.35
*Thomas Hellmuth	60,000.00	30,000.00	90,000.00
Prof. Dr.-Ing. e.h. Hans-Olaf Henkel	75,000.00	37,500.00	112,500.00
**Reiner Hoffmann(4)	13,479.45	6,739.73	20,219.18
*Gregor Jüsten(5)	54,904.11	27,452.05	82,356.16
Dr. rer. pol. Klaus Kleinfeld	60,000.00	30,000.00	90,000.00
Dr. h.c. Martin Kohlhaussen	105,000.00	52,500.00	157,500.00
John Christian Kornblum	60,000.00	30,000.00	90,000.00
*Petra Kronen	75,000.00	37,500.00	112,500.00
**Hubertus Schmoldt	86,671.23	43,335.62	130,006.85
Dr. Manfred Schneider	180,000.00	90,000.00	270,000.00
**Dieter Schulte(6)	42,904.11	21,452.05	64,356.16
Dr.-Ing. Ekkehard D. Schulz	71,671.23	35,835.62	107,506.85
Dr.-Ing. e.h. Jürgen Weber	60,000.00	30,000.00	90,000.00
**Siegfried Wendlandt(7)	24,246.58	12,123.29	36,369.87
*Thomas de Win	124,273.97	62,136.99	186,410.96
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	60,000.00	30,000.00	90,000.00

(1)	Resigned February 1, 2007.

(2)	Resigned January 31, 2006.

(3)	First elected on April 28, 2006.

(4)	First elected on October 11, 2006.

(5)	First elected February 1, 2006.

(6)	Resigned September 18, 2006.

(7)	Resigned April 28, 2006.

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

      Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2001 through 2004 was essentially a stock option program with variable stock-based awards. This program provides for cash payments. Middle managers were offered a stock incentive program, while other groups of employees were offered a stock participation program.
      A stock-based compensation program for top and middle management, known as “Aspire”, was introduced in 2005. It comprises two variants, which are described below. For other managers and non-managerial employees, a stock participation program has been offered since 2005, under which Bayer subsidizes employee purchases of shares in the company.
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
      The table below shows the change in provisions for the various programs:

			Stock
	Stock Option	Stock Incentive	Participation
	program	program	program	Aspire I	Aspire II	Total

	(Euros in millions)
December 31, 2005	13	3	11	11	23	61
Additions	7	2	5	22	29	65
Utilization	(7)	(2)	(4)	(4)	(8)	(25)
Reversal	0	0	0	0	0	0
Reclassification to current liabilities	—	—	—	(2)	(5)	(7)
Currency effects	—	—	—	(1)	(1)	(2)

December 31, 2006	13	3	12	26	38	92

      Total expenses for stock-based compensation programs in 2006 were €65 million (2005: €51 million), including €51 million (2005: €34 million) for the Aspire programs and €4 million in subsidies for the 2006 short-term stock participation program (2005: €2 million in subsidies for the 2005 short-term stock participation program).
      In 2006, provisions of €8 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred under the standard programs. Expenses for individual stock-based compensation agreements in 2006 were €6 million (2005: €4 million).
      The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method and the following key parameters:

	2005	2006

Dividend yield	2.27%	2.29%
Risk-free interest rate	2.92%	3.83%
Volatility of Bayer stock	38.00%	21.52%
Volatility of the EURO STOXX 50sm	19.55%	13.14%
Correlation between Bayer stock price and the EURO
STOXX 50sm	0.56	0.61
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
     Stock Participation Program (2006) for other managers and non-managerial employees
      Under this program, Bayer offered employees the opportunity to purchase shares at a discount of 15 percent from the lowest stock price for the day (Tagestiefstkurs) of August 15, 2006. Employees could invest an amount of up to 10 percent of their annual base salary, but not more than €5,000.
      The shares purchased under the 2006 Stock Participation Program must be held in a special deposit account and may not be sold prior to December 31, 2007. In 2006, employees acquired a total of 474,003 Bayer shares under the 2006 Stock Participation Program, leading to additional compensation expenses in an amount of €3 million.
      Bayer Industry Services GmbH & Co. OHG (BIS), held by Bayer AG (60 percent) and by LANXESS (40 percent), offered a different stock participation program. BIS offered its managers and non-managerial employees the opportunity to purchase Bayer shares and LANXESS shares in a ratio of 3:2, at a discount of 50 percent from the lowest stock price for the day (Tagestiefstkurs) of August 14, 2006. The total discounted purchase of shares purchased by any one manager or non-managerial employee under this stock participation program was capped at an amount ranging between €600 and €2,000, depending on the contract level of that manager or non-managerial employee. The total granted discount per manager or non-managerial employee ranged between €300 and €1,000.
      The shares purchased under the BIS stock participation program must be held in a special deposit account and may not be sold prior to December 31, 2008. In 2006, BIS managers and non-managerial employees acquired a total of 34,512 Bayer shares under the BIS stock participation program, leading to an additional compensation expense for us in an amount of €1 million.

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

      The following table shows the programs applicable through December 31, 2004:

	Stock Option	Stock Incentive	Stock Participation
	program	program	program

Year of issue	2001-2004	2000-2004	2000-2004
Original term in years	5	10	10
Retention period/distribution date in years from issue date	3	2/6/10	2/6/10
Reference price	0	0	0
Performance criteria	Yes	Yes	No

Stock Option Program (2001-2004)
      A maximum personal investment in Bayer stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.
      The Stock Option Program contains a three-year retention condition. The retention period is followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option rights and the award to which the holder is entitled depend on the absolute and relative performance of Bayer stock.
      For the tranches issued in 2001-2002, every participant received one option for every 20 shares of their personal investments placed in a special account. Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50SM index.
      For the tranches issued in 2003 and 2004, participants received up to three options per share for every share of their personal investments placed in the special account. For each option, a cash payment — equivalent to the market price of one Bayer share — and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.
      None of the stock options issued under the 2001 tranche, which expired on May 15, 2006, were exercised. Stock options under the 2002 and 2003 tranches where partially exercised and are currently still exercisable. As of December 31, 2006, their intrinsic value was €4 million.

Stock Incentive Program (2000-2004)
      To participate in this program, each participant was required to deposit shares with a maximum aggregate value of 50 percent of his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer shares deposited at the launch of each tranche and the overall performance of Bayer stock. The Stock Incentive Program differed from the Stock Option Program in that participants were permitted to sell their shares during the term of the program, although any shares sold did not count for purposes of calculating the incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.
      Incentive payments under the program are only made if Bayer stock has outperformed the EURO STOXX 50SM index on the respective incentive payment dates. For every ten Bayer shares originally placed in their special account and retained until the incentive payment date, participants receive payments equal to the value of two shares after two years, the value of four shares after six years and the value of additional four shares after ten years.

Stock Participation Program (2000-2004)
      Under the Stock Participation Program, only half as many shares as under the Stock Incentive Program are awarded per ten shares deposited, but the award is not conditioned on any performance criteria.

Employee Pension Plan
      Employees who enter into employment with Bayer AG or its group management companies on or after January 1, 2005, become members of the “BayerPLUS” pension plan and must join Bayer AG’s new pension fund “Rheinische Pensionskasse” (RPK), a mutual insurance company. As a member of the RPK, an employee makes a mandatory monthly contribution of 2 percent of his or her monthly contribution-eligible income (up to the threshold (Beitragsbemessungsgrenze) for the statutory pension insurance (gesetzliche Rentenversicherung), which for 2006 was a salary of €5,250 per month or €63,000 per year) to the pension fund. These contributions are withheld from the employee’s salary. Bayer AG and its group management companies match the employee’s contribution. Upon retirement, the employee is entitled to receive a monthly basic pension payment (Grundrente) from the RPK calculated on the basis of contributions made multiplied by an age factor based on actuarial principles and including a guaranteed interest rate of 2.75 percent. Entitlements under this basic pension plan vest immediately. If the RPK generates a surplus, the pension benefits paid will rise accordingly.
      Employees who entered into employment with Bayer AG or its group management companies on or after January 1, 2005 and whose annual contribution-eligible income exceeds the statutory pension insurance threshold are entitled to receive an additional monthly pension payment (Zusatzrente) from a supplementary pension plan, for which book reserves are included in the balance sheet. Under this plan, entitlements are calculated in the same manner as under the RPK. Bayer AG and its group management companies make a mandatory notional contribution of 6 percent of that portion of the employee’s income exceeding the statutory pension insurance threshold (contribution-eligible income for purposes of the supplementary pension plan) into the supplementary pension plan. In addition, Bayer matches any contributions made by the employee into the supplementary pension plan. The employee may make a contribution of up to 9 percent of that employee’s contribution-eligible income for purposes of the supplementary pension plan. Entitlements based on employer contributions vest after a period of five years. Entitlements based under the supplementary pension plan on an employee’s own contributions vest immediately.
      Employees who entered into employment with Bayer AG or its group management companies before January 1, 2005 became members of the old pension plan (which is no longer open to new members) and joined the Bayer-Pensionskasse. As a member of the Bayer-Pensionskasse, an employee also makes a mandatory monthly contribution of 2 percent of his or her monthly contribution-eligible income (up to the statutory pension insurance threshold). Employees whose annual contribution-eligible income exceeds the annual statutory pension insurance threshold are entitled to receive an additional monthly pension payment (Zusatzrente) with respect to that excess (up to an annual contribution-eligible income of €111,000), for which book reserves are included in the balance sheet. Starting on January 1, 2006, the portion of the employees’ contribution-eligible income in excess of €111,000 is treated in the same manner as is contribution-eligible income of new employees that exceeds the statutory pension insurance threshold.
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
      These changes for the German employees reflect the process of moving from Defined Benefit to Defined Contribution plans. The Bayer Group started this process in the 1990s and today Bayer has introduced Defined Contribution plans for new employees in all major countries. In the United States several of Bayer’s current Defined Benefit plans were replaced with a pure Defined Contribution plan effective January 1, 2006. Pension entitlements under the modified Defined Benefit plans were determined as of December 31, 2005 and frozen. For further information, please refer to Note 25 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Employees
      The following tables set forth the average number of employees* in continuing operations during 2004, 2005 and 2006 by area of primary activity and an approximate breakdown of employees as of December 31, 2004, 2005 and 2006 by geographical region:

	Employees* by Activity Average For

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
Technology/ Manufacturing	42,282	(1.24)	41,757	7.95	45,076
Marketing	23,689	4.36	24,723	25.79	31,098
Administration	7,850	(1.03)	7,769	29.54	10,064
Research and development	8,532	(4.77)	8,125	27.46	10,356

Total	82,353	(0.02)	82,374	17.26	96,594

	Breakdown by Region As of December 31,

		Change from		Change from
	2004	Previous Year	2005	Previous Year	2006

		(%)		(%)
Europe	44,483	1.56	45,179	26.70	57,241
North America	14,900	(12.08)	13,100	31.30	17,200
Asia/ Pacific	11,500	14.78	13,200	31.06	17,300
Latin America/ Africa/ Middle East	9,600	10.42	10,600	29.25	13,700
Corporate	517	0.77	521	7.29	559

*	Starting with the second quarter of 2006, the number of employees was converted to fulltime equivalents, which means part-time employees are included in proportion of their contractual working hours. This presentation improves the comparability of personnel expenses and employee numbers.
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
      The current agreement covering our employees has a term of 19 months and began in June 2005. Negotiations for a new agreement started at the beginning of 2007 but are not concluded yet. Depending on the outcome of those negotiations, applicable regulations may be implemented retroactively from January 2007. It grants employees a salary increase of 2.7 percent over the previous collectively-agreed monthly salary (monatliches Tarifentgelt) for the term of the agreement. In addition, it grants employees a lump-sum payment amounting to a certain percentage of the previous monthly collectively-agreed salary. The percentage varies between 24 and 32 percent, depending on work schedules and shift. For Bayer AG, its group management companies (except for Bayer Industry Services) and the majority of Bayer AG’s German affiliates, the lump-sum payment under the current agreement was made in 2005. For Bayer Industry Services the lump-sum payment was made in February 2006.
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
      Each Bayer site in Germany has a works council (Betriebsrat), elected by all non-managerial employees. Members serve a four-year term. The last elections took place in April, 2006. The works councils facilitate communications between management and staff at the site level. A joint works council (Gesamtbetriebsrat) serves a similar purpose at the company-wide level and the same applies to the Group works council (Konzernbetriebsrat) at Group level, Germany-wide. The rights and responsibilities of works councils are set forth in the German Works Council Constitution Act (Betriebsverfassungsgesetz). Within the given framework of laws and collective bargaining agreements, works councils have participatory rights on site and company level with respect to managing staff-related issues as well as working conditions such as:

•	working hours (namely, beginning and end of daily working hours);

•	vacation guidelines;

•	social services (e.g., subsidized cafeterias); and

•	distribution guidelines for performance-related bonuses.
      A works council has generally no authority, however, to negotiate with an employer on wage and salary compensation or other issues included or typically included in collective bargaining agreements between employers’ associations and unions, unless the relevant collective bargaining agreement provides otherwise. Under German labor law, employees may not legitimately strike during the term of the collective bargaining agreements. The provisions of the applicable collective bargaining agreements determine whether the right to strike in request of issues not covered by the applicable collective bargaining agreements is also excluded during such term. Works councils generally have no legal authority to call a work stoppage. On the European level, we put in practice a customized procedure for information and consultation of employee representatives based on a voluntary agreement between Bayer AG and the Group works council (Europaforum).
      Associated with restructuring measures within the Bayer Group, on November 7, 2003, the Board of Management and the employee representative members of the Supervisory Board agreed on principles for the extension of the existing agreement with the joint works council dated December 12, 2000 for safeguarding employment at several of our major German sites, taking effect January 1, 2004. Collective agreements with the competent representative bodies were signed June 30, 2004 and July 1, 2004 respectively. Under these principles, an act of solidarity by all employees at German Bayer locations allows us to maintain 1,000 full time equivalent (FTE) positions more than previously planned. By reducing performance-related variable income of all employees of German sites covered by the agreement by up to 10 percent, personnel costs for temporarily-unassigned employees are covered. On the basis of these options for cost cuts, we agreed that we would not, except in exceptional circumstances, lay off employees at our Leverkusen, Dormagen, Krefeld-Uerdingen, Elberfeld and Brunsbüttel sites for operational reasons before December 31, 2007. If exceptional circumstances arise that are beyond our control and lead to an overcapacity of employees, we have agreed to negotiate with the joint works council in order to find a solution that will serve the interests of the company and the employees to the greatest possible extent. In accordance with the agreements, performance-related variable income for 2006 was reduced by 1.4 percent.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      Under our Articles of Association, each of our ordinary shares represents one vote. Major shareholders do not have different voting rights.
      Under the German Securities Trading Act (Wertpapierhandelsgesetz; WpHG), holders of voting securities of a listed German company must notify that company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. Until and throughout the financial year 2006 these thresholds were 5, 10, 25, 50 and 75 percent of the company’s outstanding voting securities. As of the financial year 2007 these thresholds are 3, 5, 10, 15, 20, 25, 30, 50 and 75 percent of the company’s outstanding voting securities.
      The Capital Group Companies, Inc. has notified us pursuant to Section 21, Paragraph 1 of the German Securities Trading Act that since September 19, 2006, it has held 10.0179 percent of the voting rights (representing 76,571,057 ordinary shares) in our company and that all of these voting rights are attributable to it pursuant to Section 22, Paragraph 1, Sentence 1, No. 6 in conjunction with Section 22, Paragraph 1, Sentence 2 and Sentence 3 of the German Securities Trading Act. Section 22, Paragraph 1, Sentence 2 and 3 provides that voting rights held by a subsidiary of the notifying company are attributable to the notifying company.
      The Capital Research and Management Company, which according to our information is a subsidiary of Capital Group Companies, Inc. has notified us that since November 8, 2006, it has held 10.0852 percent of the voting rights (representing 77,085,721 ordinary shares) in our company and that all of these voting rights are attributable to it pursuant to Section 22, Paragraph 1, Sentence 1, No. 6 of the German Securities Trading Act. We are unable to determine on the basis of these notifications or otherwise, the total percentage of voting rights in our company held by Capital Group Companies, Inc. and Capital Research and Management Company taken together.
      Based on these notifications and any notifications we have received pursuant to section 21(1) of the German Securities Trading Act through February 28, 2007, as of that date we are not aware of any other shareholder holding five percent or more of our outstanding shares.
      U.S. shareholders can hold our shares either directly or indirectly through our sponsored American Depositary Receipt (ADR) program with The Bank of New York as depositary. Because our shares are in bearer form, we cannot obtain precise information as to the identity of shareholders or the distribution of our shares among them. From time to time, however, we conduct surveys, using the assistance of shareholder identification service providers. The results of these surveys are based on an analysis of regulatory filings of institutions with assets under management and known propensity to invest in European equities and the chemical and pharmaceutical sectors, cross-referenced with information provided by third parties and ourselves. Our last such survey measured our worldwide shareholder structure as of October 2006 and identified 61 percent (468,129,135 shares) of our total shares outstanding. Due largely to the greater difficulty inherent in learning details about shareholdings by individuals, substantially all of the shareholders identified in the survey were institutions. Of the 468,129,135 shares identified in this survey, 37.9 percent were held by institutions located in the United States (based on domicile of the shareholder), 27.0 percent were held by institutions located in Germany and 20.8 percent were held by institutions located in the United Kingdom. The rest of the shares identified in this survey were held by institutions in Switzerland, France and other countries, mainly in Europe. We believe that the major part of the 39 percent of our shares for which owners were not identified in this survey are held by retail shareholders located all over the world, but predominantly in Germany. Therefore, the regional percentages of the total outstanding shares could be different from the results of the above survey.
      Furthermore, while we cannot obtain precise information as to the identity (and location) of the beneficial owners of the shares held in our ADR program, the records of the depositary under our ADR program show that as of February 28, 2007 there were 1,721 registered holders of our American Depositary Shares (ADSs). We assume that these ADSs are owned by persons resident in the United States. The ADSs are listed on the New York Stock Exchange and each ADS represents one ordinary share. As of February 28, 2007 the ADS holders collectively held 38,632,945 ADSs, or approximately 5.1 percent of our total outstanding share capital.

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
Consolidated Financial Statements and Other Financial Information
      See Item 18, Financial Statements.
Legal Proceedings
      Bayer is involved in a number of legal proceedings. As a global company active in a wide range of life sciences and chemical activities, Bayer may in the ordinary course of business become involved in proceedings relating to such matters as:

•	product liability;

•	competition and antitrust;

•	patent validity and infringement;

•	tax assessments; and

•	past waste disposal practices and release of chemicals into the environment.
      The following discussion, although not an exhaustive list of claims or proceedings in which Bayer AG or its subsidiaries are involved, nevertheless describes what Bayer believes to be the most significant of those claims and proceedings. Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to

Bayer. References to Bayer include claims or proceedings to which Bayer AG and/or one or more of its subsidiaries is a party. Bayer subsidiaries include Schering AG, Berlin, Germany (now known as Bayer Schering Pharma AG) and its subsidiaries, although matters historically involving the products, operations or activities of Schering are discussed separately below. (Please note that Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years. The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively.)
      Bayer cannot predict with certainty the outcome of any proceedings in which Bayer is or may become involved. An adverse decision in a lawsuit seeking damages from Bayer, or Bayer’s decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If Bayer loses a case in which Bayer seeks to enforce its patent rights or in which Bayer has been accused of infringing another company’s patent rights, Bayer will sustain a loss of future revenue if Bayer no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses Bayer might have to bear as a result of these actions are covered by insurance in some circumstances, the coverage under some of these insurance policies has (as indicated below) been exhausted, and other payments may not be covered by Bayer’s insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to Bayer, and the payments, costs and expenses above those already incurred or accrued could have a material adverse effect on Bayer’s results of operations, financial position or cash flows.
     Product liability proceedings

Lipobay/ Baycol litigation
      In August 2001 Bayer voluntarily ceased marketing the anticholesterol product cerivastatin (marketed in the United States and Canada under the trade name Baycol) in response to reports of serious side effects in some patients. Claims for compensation have been made against Bayer in several countries. Many lawsuits were filed, primarily in the United States and Canada. It is possible that additional lawsuits may be filed in the United States and elsewhere.
      U.S. litigation. As of February 12, 2007, approximately 1,810 lawsuits remain pending in the United States in both federal and state courts against Bayer, including putative class actions. At one time, more than 14,000 lawsuits were pending.
      The actions in the United States have been based primarily on theories of product liability, consumer fraud, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of Baycol and the establishment of a trust fund to finance the medical monitoring of former Baycol users. Five U.S. cases have been tried to date to final judgment, all of which resulted in verdicts in Bayer’s favor.
      Cases remain pending in the federal district court in Minnesota and in multiple states. All cases are on behalf of individual plaintiffs, except in Oklahoma and Illinois, where class actions on behalf of multiple plaintiffs have been approved. Additional cases seeking class certification remain pending. Certification of a class is unrelated to a determination of Bayer’s liability.
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to Baycol from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General followed by a related subpoena issued by the U.S. Attorney for New Jersey in February 2006. The U.S. Attorney for New Jersey subsequently advised Bayer that Bayer did not need to respond to this subpoena. Prior to the withdrawal of Baycol, Bayer had a contract with the Department to provide it with a supply of Baycol. The investigation is a joint Department of Defense/ Food and Drug Administration inquiry relating to Baycol. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it acted responsibly and fulfilled its responsibilities to the U.S. government, and has cooperated in the investigation, including by providing the information requested. Local governmental authorities in several European countries also initiated criminal proceedings in connection with the withdrawal of Baycol. The majority of these proceedings have been dismissed.
      Since April 2004, Bayer also has received civil investigative demands from 30 states seeking documents regarding the marketing of Baycol. In January 2007, Bayer agreed, without any admission of fault, to pay a total of $8 million to settle civil allegations made by the attorneys general of these 30 states that Bayer failed to adequately disclose to consumers safety risks associated with Baycol. Bayer also entered into a consent decree wherein it agreed to publicly register Bayer-sponsored clinical studies for Bayer products approved for marketing in the United States in accordance with the International Committee of Medical Journal Editors guidelines and to post information regarding those studies on the Internet.
      Litigation in other countries. As of February 12, 2007, approximately 60 actions remain pending against Bayer companies in other countries, including class actions in Canada for residents of all Canadian provinces, except for Québec, who claim personal injury from Baycol other than rhabdomyolysis. In November 2006, these class actions were consolidated and will proceed in Manitoba. Separately, in 2004, Bayer entered into settlement agreements covering Canadian residents who allegedly contracted rhabdomyolysis. The deadline for filing claims under the 2004 settlement agreements lapsed in November 2006.
      Impact of cerivastatin litigation on Bayer. Without acknowledging any liability, during 2006 Bayer settled an additional 69 cases worldwide resulting in agreements to pay settlements of approximately U.S. $11.7 million. In the United States, approximately 4,000 additional cases were dismissed without payment during 2006. As of February 12, 2007, Bayer has settled a total of 3,152 cases worldwide resulting in aggregate settlement payments of approximately U.S. $1,159 million. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who experienced serious side effects while taking cerivastatin. After more than five years of litigation Bayer is currently aware of fewer than 20 cases in the United States that in Bayer’s opinion hold a potential for settlement, although Bayer cannot rule out the possibility that additional cases involving serious side effects from cerivastatin may come to Bayer’s attention. In cases where an examination of the facts indicates that cerivastatin played no part in the patient’s medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions.
      Following a 2003 agreement reached with the majority of the insurers in the cerivastatin litigation, Bayer began establishing provisions reflecting an excess of expected payments including defense costs over the expected insurance coverage. Additional charges of €43 million and €22.2 million to the operating result were recorded in 2005 and 2006, respectively, each in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
      Due to the considerable uncertainty associated with the cerivastatin litigation, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted, Bayer could incur further costs that are not covered by the provisions already established. Bayer will regularly review the necessity of further provisions and related charges to the operating result as the cerivastatin litigation proceeds.
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
     HIV/ HCV related actions
      Since the 1980’s, Bayer, as well as other fractionators of plasma products, has been involved in lawsuits alleging that hemophiliacs became infected with the human immunodeficiency virus (HIV) and/or the hepatitis C virus (HCV) by using allegedly infected clotting factor concentrates derived from human plasma. All of the early HIV-related cases have been resolved except for two which remain pending in Argentina and three which are pending in Japan. In October 2006, an additional HIV-related case was filed in Taiwan. In 2003, a putative class action against Bayer and other manufacturers was filed in the United States on behalf of U.S. residents claiming compensation for HCV infections and non-U.S. residents claiming compensation for HIV and/or HCV infections. The court denied the plaintiffs’ motion to certify a class. Since 2003, U.S. and non-U.S. residents have filed additional cases, involving multiple plaintiffs, against Bayer and other manufacturers, claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. All of these matters have been filed in or transferred to federal district court in Illinois for coordinated proceedings. In January 2006, the court granted defendants’ motion, on the basis of forum non conveniens, to dismiss the claims of the eight residents of the United Kingdom who are plaintiffs in one of the cases. Plaintiffs appealed this ruling, and we are awaiting the decision of the United States Court of Appeals for the Seventh Circuit.
      Bayer believes that it has meritorious defenses in the HIV/ HCV litigation and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability and Bayer has and will regularly consider the need to establish provisions as the proceedings continue.

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
      As of February 12, 2007, 79 lawsuits remained pending in U.S. federal and state courts against Bayer. To date, three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of U.S. $400,000. This case was settled in July 2005 while on appeal.
      Bayer believes it has meritorious defenses in these actions and intends to continue to defend itself vigorously. As of February 12, 2007, Bayer had settled 383 cases resulting in payments of approximately U.S. $57.2 million, without acknowledging any liability. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who suffered hemorrhagic stroke while taking a Bayer product containing PPA. Bayer recorded a charge to the operating result in the total amount of €62 million in 2005. In 2006, this amount was reduced by €15 million due to an anticipated reduction in future PPA-related litigation charges. Such charges were for settlements already concluded or expected to be concluded, and defense costs which exceed the amount of existing insurance coverage.
      Given the number and nature of the outstanding cases, management believes this matter no longer involves a material risk to Bayer and, absent a significant adverse development, will no longer report on its status.

Thimerosal litigation
      Bayer Corporation remains a defendant in eight lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from the use of Bayer products containing thimerosal, specifically immunoglobulin therapies. In the second quarter of 2006, one case involving immunoglobulin therapy was dismissed. Other cases involving thimerosal in over-the-counter nasal spray products also have been dismissed. Given the number and nature of the remaining outstanding cases, management believes the Thimerosal product liability cases no longer involve a material risk to Bayer and, absent a significant adverse development, will no longer report on the status of these cases.

Isocyanate litigation
      Bayer is a defendant in three Alabama state court isocyanate cases. Collectively the cases involve the claims of more than 1,600 plaintiffs who allege personal injuries (primarily respiratory) caused by exposure to diphenylmethane diisocyanate (MDI) from products supplied by Bayer and other co-defendants. The products were used in underground coal mines in Alabama where the plaintiffs worked. Bayer’s co-defendants include two other MDI manufacturers, several distributors and contracting companies that used MDI-containing products in those mines. Plaintiffs assert claims of negligence, wantonness, outrage, failure to warn, misrepresentation, concealment, breach of warranties and conspiracy. Punitive damages are sought. In April 2006, the trial court entered an order sanctioning Bayer for allegedly failing to properly respond to discovery, and entered a default judgment holding Bayer liable for damages if proven at trial. Following an appeal by Bayer, the Alabama Supreme Court in July 2006 directed the trial court to vacate its orders, and those orders subsequently were vacated.
      Bayer is a defendant in a purported class action filed in federal district court in Alabama. Bayer’s co-defendants include isocyanate trade associations, MDI manufacturers, several distributors and contracting companies that used MDI-containing products in the underground coal mines where plaintiffs worked. The case was filed by fifteen individual plaintiffs on behalf of themselves and a class of all similarly situated coal miners in the United States seeking redress for alleged personal injuries, declaratory and injunctive relief as a result of their alleged exposure. Plaintiffs likewise allege that they are entitled to medical monitoring for injuries that may manifest themselves in the future as a result of past MDI exposure.
      Bayer believes it has meritorious defenses in these actions and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
     Hormone Replacement Therapies product litigation
      Schering is one of several pharmaceutical companies named as defendants in lawsuits filed in various U.S. federal and state courts and at various times since July 2003 by plaintiffs who used hormone replacement therapy (HRT) products. Currently, 28 plaintiffs allege injury, including breast cancer, ovarian cancer, stroke and pulmonary embolism, as a result of their use of Schering HRT products. Cases involving 24 of these plaintiffs have been consolidated in Federal multi-district litigation involving similar cases against other manufacturers of HRT products. Four cases are pending in state courts. Various trials have been and are being conducted involving other manufacturers, with findings both in favor of and against the manufacturer defendants. To date, none of the cases involving Schering have been tried. Schering intends to vigorously defend the cases pending against it, and continues to monitor developments in the cases involving these other manufacturers. Due to the considerable uncertainly associated with these proceedings, it is currently not possible to estimate potential liability.

Antitrust proceedings

Proceedings involving former rubber-related lines of business
      Government investigations. Bayer is or has been the subject of criminal and civil investigations conducted by the Antitrust Division of the U.S. Department of Justice (DOJ), the Directorate General for Competition of the European Commission (EC), and the Canadian Competition Bureau (CCB) (collectively, the “Competition Authorities”). The Competition Authorities are or were investigating potential violations of their respective antitrust or competition laws involving certain of Bayer’s former rubber-related lines of business.
      Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer’s former rubber chemicals, ethylene propylene diene monomer (EPDM) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its former rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer AG pleaded guilty and paid a fine of U.S. $66 million. To settle charges related to allegations that its former NBR business unit engaged in anti-competitive activities between May and December 2002, Bayer AG pleaded guilty and paid a fine of U.S. $4.7 million. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its former rubber chemicals and NBR businesses. The DOJ closed its investigation into potential antitrust violations involving EPDM in July 2006.
      The CCB has also undertaken criminal investigations of potential violations of Canadian competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. Bayer is in the process of negotiating settlement agreements with the CCB that would resolve all charges in Canada related to allegations that its former rubber chemicals and NBR business units engaged in anti-competitive activities between 1995 and 2001 and between May and December 2002, respectively. The CCB closed its investigation into potential antitrust violations involving EPDM in August 2006.
      The DOJ and the CCB have also launched criminal investigations of possible anti-competitive behavior involving a further product attributable to the former rubber-related lines of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these investigations. Conditional amnesty requires continued cooperation by Bayer.
      The EC has been conducting investigations of and initiated respective proceedings regarding potential violations of European competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. In December 2005, the EC imposed on Bayer, and in March 2006 Bayer paid, a fine of €58.9 million in concluding the rubber chemicals proceeding. The EC investigation into potential antitrust violations involving NBR remains ongoing. The EC closed its investigation into potential competition law violations involving EPDM in July 2006. Bayer is cooperating with the EC and the antitrust authorities of certain member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to Bayer’s former rubber-related lines of business. The EC and certain member state authorities have granted conditional amnesty from the imposition of fines in connection with the investigations involving these additional products. Conditional amnesty requires continued cooperation by Bayer. In November 2006, the EC closed the proceeding related to Butadiene Rubber and Emulsion-Styrene-Butadiene Rubber by imposing fines against several companies and granting full amnesty to Bayer. Bayer was not required to pay a fine in connection with this proceeding.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as a defendant in lawsuits including multiple putative class actions pending before various federal courts in the United States. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber (CR). In the state court actions, the plaintiffs have alleged violations based on the defendants’ purported participation in a conspiracy to fix prices and seek damages as indirect purchasers of the allegedly affected products. In the federal court actions, the plaintiffs have alleged the defendants’ participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. Bayer has reached agreements or agreements in principle to settle the majority of these court actions. The federal rubber chemicals, EPDM, NBR and CR settlements, and a number of the state rubber chemicals, EPDM, NBR and CR settlements, have received final court approval. Other settlement agreements must still be finalized, and then are subject to court approval. The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
      In addition, Bayer recently has been named, but not served, in a complaint filed in the Western District of Pennsylvania on behalf of putative classes of direct purchasers of Butadiene Rubber and Styrene-Butadiene Rubber alleging a conspiracy to fix prices. Civil litigation in Europe is likely.
      Bayer also has been named, among others, as a defendant in multiple putative class action lawsuits in three Canadian provinces. The actions involve rubber chemicals, EPDM, NBR and CR. In the Canadian actions, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various stages, and no class has been certified.

Proceedings involving polyester polyols, urethanes and urethane chemicals
      Government investigation. Bayer Corporation was the subject of a criminal antitrust investigation by the DOJ involving allegations that it had engaged in anti-competitive activities from February 1998 through December 2002 with respect to adipic-based polyester polyols. Under the terms of a September 2004 settlement agreement with the DOJ, Bayer Corporation pleaded guilty and paid a fine of U.S. $33 million. The agreement resolves all criminal charges against Bayer Corporation in the United States for activities related to its adipic-based polyester polyols business. The CCB in Canada is conducting a similar investigation. Bayer is in the process of negotiating a settlement agreement with the CCB that would resolve all charges in Canada related to allegations that its adipic-based polyester polyols business unit engaged in anti-competitive activities from February 1998 through December 2002.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing with respect to polyester polyols and/or urethanes and urethane chemicals. Plaintiffs in the federal court actions seek damages on behalf of direct purchasers of polyester polyols and related polyurethane systems, while plaintiffs in the state court actions seek damages on behalf of indirect purchasers of products that contain urethanes and urethane chemicals. These cases are at various preliminary stages. Bayer has received final court approval of its agreement to settle all of the federal direct purchaser class action cases relating to polyester polyols (and related systems). The foregoing settlement does not resolve all the pending civil litigation with respect to the aforementioned products, nor does it preclude the bringing of additional claims.
      Bayer also has been named, among others, as a defendant in putative class action lawsuits involving polyester polyols in two Canadian courts, involving allegations of a price fixing conspiracy. The Canadian plaintiffs seek damages on behalf of a class of direct and indirect purchasers of the allegedly affected products. These cases are at various preliminary stages, and no class has been certified.

Proceedings involving polyether polyols and other precursors for urethane end-use products
      Government investigation. On February 16, 2006, Bayer Corporation was served with a subpoena by the DOJ seeking information relating to the manufacture and sale of methylene diphenyl diisocyanate (MDI), toluene diisocyanate (TDI) and polyether polyols and related systems. Bayer Corporation is cooperating with the DOJ in connection with the subpoena.
      Civil litigation. Bayer has also been named, among others, as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. Bayer has received final court approval of its agreement to settle all of the federal direct purchaser class action cases relating to polyether polyols, MDI and TDI (and related systems). Approximately 25 percent of the direct purchaser plaintiffs opted out of the class settlement and reserved thereby the right to independently bring an individual action in their own name to recover damages they allegedly suffered. To date no such actions have been brought.
      Bayer also has been named, among others, as a defendant in two putative class action lawsuits pending in Quebec and Ontario, respectively, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage, and no class has been certified.

Impact of rubber-related and urethane-related antitrust proceedings on Bayer
      Excluding the portion allocated to LANXESS, provisions in the amount of €129 million and €285 million were accounted for as of December 31, 2006 and 2005, respectively, in respect of the previously described civil proceedings. Bayer currently has a provision of €10 million in respect of the rubber-related antitrust proceedings in Europe, although a reliable estimate cannot be made as to the actual amount of any additional losses or fines.
      These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established for civil claims was based on the expected payments under the settlement agreements or agreements in principle described above. In the case of settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered.
      Bayer has and will continue to pursue settlements that in its view are warranted, including with plaintiffs that elect or have elected to opt out of the class action proceedings. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.

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
      Additionally, Bayer and its former affiliate LANXESS AG entered into a master agreement, dated September 22, 2004, pursuant to which the parties, among other things, apportion between them liability for certain of the antitrust proceedings described above.

Proceedings involving Ciprofloxacin
      In January 1997, Bayer settled a patent infringement suit it brought in the United States against Barr Laboratories, Inc. This suit had arisen when Barr filed an Abbreviated New Drug Application (ANDA) (IV) seeking regulatory approval of a generic form of Bayer’s ciprofloxacin anti-infective product, which Bayer sells in the United States under the trademark Cipro®. Shortly after settling this suit, Bayer applied to the U.S. Patent and Trademark Office for re-examination of its patent. The Patent and Trademark Office reissued the patent in February 1999. In addition, Bayer’s Cipro® patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer’s patent was upheld. The patent expired in December 2003.
      Since July 2000, Bayer has been named as one of several defendants in 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has since been dismissed) filed in a number of state and federal courts in the United States. The plaintiffs in these suits allege that they are direct or indirect purchasers of Cipro® who were damaged because Bayer’s settlement of the Barr ANDA (IV) litigation prevented generic manufacturers from selling a generic version of Cipro®. The plaintiffs allege that the settlement violated various federal antitrust and state business, antitrust, unfair trade practices, and consumer protection statutes, and seek treble damages and injunctive relief. The Barr settlement is also the subject of an antitrust investigation by the U.S. Federal Trade Commission and a number of state attorneys general.
      All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. In May 2004, Bayer moved for summary judgment on all of plaintiffs’ antitrust claims in the consolidated cases brought by direct purchaser and indirect purchaser plaintiffs pending in that court, including certain plaintiffs’ claims related to Bayer’s actions during the prosecution of the Cipro® patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs’ patent-related claims on grounds that these claims do not state a claim for relief under the antitrust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. In March 2005, the court entered summary judgment in favor of Bayer and dismissed all of plaintiffs’ claims in the MDL proceeding. Plaintiffs appealed this ruling, and a decision by the U.S. Court of Appeal for the Second Circuit is pending.
      The remaining lawsuits consist of a class action lawsuit brought on behalf of indirect purchasers in California state court, as well as putative class action lawsuits in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases were dismissed by the trial courts and plaintiffs appealed the dismissals. On December 13, 2005, the New York intermediate appellate court affirmed dismissal of the New York class action suit. On January 19, 2006, plaintiffs moved for leave to appeal that decision to the New York Court of Appeals. On May 9, 2006, the Wisconsin Court of Appeals reinstated the Wisconsin case. On June 8, 2006, Bayer petitioned the Wisconsin Supreme Court for review of the Court of Appeals’ decision. The Supreme Court’s decision is pending. The California and Kansas cases have been stayed. Bayer Corporation filed an answer in the Florida state court action, and there has been no subsequent activity in that case. A motion to dismiss is pending in the Tennessee state court proceeding.
      These cases may involve joint and several liability among the defendants, in the aggregate allege substantial unquantified damages and also seek treble and punitive damages and penalties. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. However,

Bayer believes that it have meritorious defenses to the above-described proceedings and intends to continue to defend itself vigorously. Bayer will regularly consider the need to establish provisions as the proceedings continue.

Proceedings involving Premise®
      Bayer is named as a defendant in a putative nationwide class action pending in federal court in North Carolina. Plaintiffs allege that Bayer conspired with intermediaries to fix the price at which those intermediaries resold the Bayer product Premise® to pest control operators. In November, 2006, plaintiffs voluntarily withdrew their further claim that Bayer conspired with BASF Corporation to utilize an agency system for distributing Premise® (and BASF’s termiticide) in violation of the Sherman Act.
      Plaintiffs assert that they are entitled to recover on behalf of the proposed class a total amount in excess of U.S. $200 million (subject to trebling and the addition of plaintiffs’ attorneys’ fees, under the antitrust laws). Bayer believes that it has meritorious defenses in the proceedings involving Premise® and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Average wholesale price manipulation proceedings
      Sixty-two pending lawsuits allege that a number of pharmaceutical companies, including Bayer, manipulated the average wholesale price (AWP) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. Some of these purported class actions allege injury to patients or payors. However, no class has yet been certified against Bayer. In addition, suits have been filed by the attorneys general of eight states as well as the City of New York and numerous New York counties. These suits generally seek to recover for excess costs incurred by the governmental entities and their constituents as a result of the alleged overcharges. Discovery is proceeding.
      The claims of five states have been dismissed, in whole or in part, based on Bayer’s settlement of earlier AWP litigation. Bayer believes that it has meritorious defenses in the remaining actions and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. Bayer will regularly consider the need to establish provisions as the proceedings continue.

Patent validity challenges and infringement proceedings

Proceedings involving Moxifloxacin
      In February 2004, Bayer received a notice letter pursuant to the Hatch-Waxman Act from the generic manufacturers Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. stating that they had filed an ANDA with the U.S. FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Avelox®, Bayer’s respiratory tract anti-infective, prior to the expiration of one or more patents covering Avelox® and/or its use. Dr. Reddy’s sought the approval for its generic product prior to the expiration of three Bayer patents protecting the active ingredient of Avelox®, moxifloxacin, which expire on December 8, 2011, March 4, 2014, and December 5, 2016, respectively. Bayer filed a patent infringement suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories Inc. in the United States District Court for the District of Delaware alleging infringement of the first two U.S. patents listed above. Dr. Reddy’s alleged that the patents are invalid, not infringed and unenforceable.
      A trial was held in August 2006. Dr. Reddy’s has stipulated that its proposed generic product would infringe certain of the patent claims in each of the patents which Bayer is asserting in this case. A decision is pending. If the court rules that the patents are invalid or unenforceable, the FDA may grant approval immediately. If, on the other hand, the court rules that the patents are not invalid or unenforceable, and the ruling takes place before the FDA 30-month stay expires, the FDA may not grant final approval until the original patents have expired. The court has extended the expiration of the 30-month stay until October 21, 2007. Bayer believes that it has meritorious claims and defenses in this action and intends to defend Bayer’s patents vigorously.
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
      On February 24, 2006, Bayer received a notice letter pursuant to the Hatch-Waxman Act from generic manufacturer Teva Pharmaceuticals USA, Inc., stating that it had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Vigamox®, an ophthalmic preparation of Bayer’s anti-infective compound moxifloxacin sold by Alcon Laboratories Inc. under license from Bayer, prior to the expiration of one or more patents covering moxifloxacin, and/or its use. The relevant Bayer patents expire on December 8, 2011 and March 4, 2014. On April 5, 2006, Bayer HealthCare AG, Alcon, Inc. and Alcon Manufacturing, Ltd. filed a patent infringement suit against Teva in the U.S. District Court for the District of Delaware. Teva has answered alleging invalidity and non-infringement. A trial date has been set for February 28, 2008. The two Bayer patents are the same as those involved in the suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. above. Bayer believes it has meritorious claims and defenses in this action and intends to defend Bayer’s patents vigorously.

Proceedings involving Kogenate®
      As previously reported, since 2003 Bayer had been party to several lawsuits involving two affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring LLC. The suits related to certain Aventis patents which Bayer allegedly uses or infringes in its manufacture and distribution of a recombinant factor VIII product sold by Bayer as Kogenate® and a related agreement whereby Bayer supplies the finished recombinant factor VIII product to Aventis. In February 2007, the parties settled both disputes in full. In connection with this settlement, Bayer extended the term of its supply agreement with Aventis through 2017, and Bayer was granted a license to intellectual property related to formulations of recombinant Factor VIII.

Proceeding involving blood glucose monitors
      In August 2005, Abbott commenced a lawsuit in a federal district court in California against Bayer and Roche Diagnostics alleging infringement of two of Abbott’s U.S. patents relating to blood glucose monitoring devices. The Bayer product originally accused of infringing the Abbott patents is the Ascensia® Contour® system, which is supplied to Bayer by Matsushita. Matsushita is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed by Matsushita for a substantial portion of all such costs and liability, if any. Abbott subsequently added claims of infringement of one of the Abbott patents against Bayer’s DEX and Autodisc system. The cost of the defense and liability, if any, will be borne by Bayer, without indemnification by Matsushita, as these products were designed and manufactured by Bayer. Bayer believes that it has meritorious defenses against these claims and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.

Versant® Diagnostic Assays related actions
      In two separate lawsuits, filed in federal court in 2004 and 2005, respectively, Gen-Probe Inc. alleged that Bayer, through the marketing and sale of certain Versant® assays for the detection of hepatitis C and HIV-related viruses, willfully infringed certain patents owned by Gen-Probe. Gen-Probe sought recovery of an unspecified amount in damages, which could have been subject to enhancement to up to three times the amount of any actual damages found or assessed, as well as injunctive relief. In June 2006, Bayer and Gen-Probe resolved their patent litigation, with Bayer obligated to pay up to U.S. $31.7 million, U.S. $5 million of which was paid upon signing of the definitive settlement agreement, U.S. $10.3 million of which was paid in January 2007 and the balance of which may come due in 2008 as royalties for future use of the patented technologies. Bayer sold the products utilizing the patented technologies to Siemens Medical Solutions Diagnostics as part of Bayer’s divestiture of its

Diagnostics division. Bayer remains liable for the 2008 royalty payment should Siemens continue on or after January 1, 2008 to make, import or sell these products. In conjunction with the patent settlement, Gen-Probe and Bayer also resolved their separate arbitration relating to their collaboration for viral products. Neither party will be required to make payment to the other as a result of this separate resolution.

Proceedings involving syringe injectors and related products
      Continuing a dispute over the manufacturing, marketing and sale of syringe injectors, in September 2004, Liebel-Flarsheim Company and its parents, Mallinckrodt, Inc., and Tyco Healthcare Group LP filed suit against Schering AG’s Medrad subsidiary alleging that some of Medrad’s front load syringe injectors infringe four patents held by Liebel-Flarsheim. This suit involves the same four patents that Liebel-Flarsheim et. al., in a 1998 lawsuit, had alleged several other Medrad front load injectors infringed. In October 2005, the court ruled that the Medrad products at issue in the 1998 case would have infringed the patents of Liebel-Flarsheim if those patents were valid, but then held all four of those patents to be invalid for purposes of both the 1998 and 2004 lawsuits. Each party is appealing the material portions of the ruling unfavorable to it.
      The Tyco plaintiffs in these cases have also filed two additional declaratory judgment actions against Medrad. The first seeks to invalidate patents covering certain Medrad CT syringe injectors or alternatively establish that Liebel-Flarsheim’s competing CT syringe injector does not infringe Medrad’s patents. The second action, filed in November 2006, seeks to invalidate other medical imaging or scanning device patents held by Medrad. This latter lawsuit also alleges antitrust violations by Medrad, claiming Medrad improperly enforced a patent which it allegedly obtained from the Patent Office through fraud. Medrad separately has brought suit against Liebel-Flarsheim alleging that a Liebel-Flarsheim MR syringe injector infringes a patent held by Medrad.
      Bayer believes that it has meritorious defenses against these claims and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceedings involving oral contraceptives
      In April 2005, Schering filed an ANDA IV suit against Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. in U.S. federal court alleging patent infringement by Barr for its generic version of Schering’s Yasmin® oral contraceptive product in the USA. In June, 2005, Barr filed its counterclaims seeking to invalidate Schering’s patent. Schering is vigorously pursuing its claims and contesting the counterclaims of Barr. This lawsuit is currently in the discovery phase.
      In January 2007, Schering received notice from Barr Laboratories, Inc. that it has filed an ANDA IV application with the U.S. FDA seeking approval of a generic version of Schering’s YAZ® oral contraceptive product. Barr will be prohibited from marketing its generic version until after expiry in March 2009 of the three-year exclusivity period for marketing granted by the FDA.
      The Company highly values its Yasmin® and YAZ® oral contraceptive products and is deeply committed to continuing its leadership position in oral contraception.

Betaseron® supply related actions
      In October 2006, Schering filed a complaint in state court in California against Novartis relating to matters arising out of a 1993 agreement with the former Chiron Corporation (now part of Novartis) associated with Chiron’s contract manufacture and supply of Schering’s Betaseron® multiple sclerosis product and related rights which would allow Schering to license an additional facility to manufacture and supply Betaseron® in the United States. In December 2006, the parties signed a non-binding settlement term sheet outlining the terms on which they have agreed in principle to settle these matters. They have also agreed to stay the lawsuit while negotiations on definitive agreements are continuing.

Securities litigation
      Bayer AG and Bayer Corporation, along with two of their current or former officers, have been named as defendants in a class action lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of Bayer’s cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following Bayer’s voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs sought unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depositary Receipts) between August 4, 2000 and February 21, 2003 at allegedly inflated prices. On September 14, 2005, the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. On February 24, 2006, the court certified a class of all persons who during the period from August 4, 2000 through and including February 21, 2003 either (a) purchased Bayer AG shares on the U.S. over the counter market or purchased ADRs on the New York Stock Exchange, regardless of the purchaser’s country of residence at the time of the purchase; or (b) purchased Bayer AG shares or ADRs on any other stock exchange, and the purchaser was a resident or citizen of the United States at the time of purchase. Bayer believes that it has meritorious defenses in this action and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.

Schering AG shareholder litigation
      The shareholder resolution on the Domination and Profit and Loss Transfer Agreement between Bayer Schering Pharma AG, Germany (formerly named Schering AG) and Bayer Schering GmbH, passed at the Extraordinary General Meeting of Bayer Schering Pharma AG held on September 13, 2006, is subject to legal challenges by dissenting unaffiliated Bayer Schering Pharma AG shareholders. The plaintiffs are seeking to have the shareholder resolution set aside or to have it declared null and void (Anfechtungs- und Nichtigkeitsklagen). These actions are based on alleged violations of procedural and substantive requirements and of shareholder information rights.
      Bayer Schering Pharma AG has commenced special proceedings (Freigabeverfahren) to obtain a legally final judgment stating that the shareholder actions do not prevent registration of the Domination and Profit and Loss Transfer Agreement and that any defects of the shareholder resolution do not affect the validity of the registration.
      Further, shareholders have made a motion in a local Berlin court seeking to have the registration of the Domination and Profit and Loss Transfer Agreement in the Commercial Register removed (Amtslöschungsverfahren) based on an alleged abuse of discretion by the competent court which entered the Domination and Profit and Loss Transfer Agreement in the Commercial Register in October 2006.
      Several shareholders have initiated special court proceedings (Spruchverfahren) with the Berlin District Court asking the court to review the adequacy of the cash compensation (Abfindung) and of the guaranteed dividend (Ausgleich) offered under the Domination and Profit and Loss Transfer Agreement. Should the court find in favor of the shareholders it could increase the amount of the adequate cash compensation and the guaranteed dividend required to be paid under the Domination and Profit and Loss Transfer Agreement to all unaffiliated shareholders, including those who previously tendered their shares pursuant to the original cash compensation offer.
      Bayer believes that it has meritorious defenses in these actions and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability or the impact of an unfavorable outcome.
      On January 17, 2007, the Extraordinary General Meeting of Bayer Schering Pharma AG passed a resolution on the transfer of shares of the unaffiliated shareholders in Bayer Schering Pharma AG to Bayer Schering GmbH as the main shareholder in exchange for adequate cash compensation (squeeze-out). If this resolution on the transfer of shares is registered into the Commercial Register prior to a legally final decision on the actions directed against the resolution on the Domination and Profit and Loss Transfer Agreement, the respective plaintiff under the actions will not lose his/her standing to sue according to the case law of the Federal Court of Justice (Bundesgerichtshof) if that individual has a legal interest in continuing the action in that specific case. The shareholder resolution passed at the Extraordinary General Meeting of Bayer Schering Pharma AG held on January 17, 2007, is subject to legal challenges by dissenting unaffiliated Bayer Schering Pharma AG shareholders. The plaintiffs are seeking to have the shareholder resolution set aside or to have it declared null and void (Anfechtungs- und Nichtigkeitsklagen).

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
      A Bayer subsidiary in the United States also is the legal successor to entities that sold asbestos-containing products from the 1940s until 1976 and is named as a defendant in asbestos-related litigation. Bayer is and has been fully indemnified for its costs with respect to this litigation by Union Carbide. Union Carbide continues to accept Bayer’s tender of these cases, and it defends and settles them in Bayer’s name, in its own name and in the name of the several predecessor companies to Bayer.
      Bayer believes that it has meritorious defenses in these actions and intends to continue to defend itself vigorously. Without acknowledging any liability, Bayer has settled a number of these cases in the past. Bayer may, on a case-by-case basis, settle additional cases for reasonable amounts when, in Bayer’s judgment, settlement is economically feasible given the risks and costs inherent in the litigation. Bayer has made what Bayer believes to be appropriate provisions in light of Bayer’s experience in handling these cases.

Other commercial proceedings

Lyondell Arbitration
      As previously reported, an arbitration panel in May 2006 issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their joint venture agreements for the manufacture of propylene oxide. Bayer is seeking to vacate the final award in federal court, while Lyondell is seeking to confirm the award as well as obtain pre-award interest. Bayer has established provisions in this regard that we believe at this stage of the proceeding to be appropriate. Additionally, Bayer will regularly review the need to establish provisions consistent with the arbitration ruling and continuing business operations. In addition to seeking to vacate the final award, in January 2007, Bayer filed suit against Lyondell in the Delaware State Court of Chancery, seeking equitable reformation of one of the license agreements relating to the joint venture and restitution of certain monies paid or, as a result of the final award, allegedly owing by Bayer to Lyondell under that license agreement.
      Bayer separately has notified Lyondell of its claim in connection with Lyondell’s failure to compensate Bayer for taking approximately 351 million pounds of propylene oxide from Bayer’s share of capacity under the joint venture. This dispute is proceeding to binding arbitration.

Proceedings involving Limagrain Genetics Corporation
      In July 2004, Bayer, as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain was seeking indemnification from Bayer for liability Limagrain had incurred to a third party, Midwest Oilseeds. This proposed liability arose from a judgment entered against Limagrain, and upheld on appeal, for an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Limagrain sought indemnification for more than U.S. $60 million. A binding arbitration proceeding between Limagrain and Bayer was held in October 2005, and the arbitration panel in March 2006 denied all of Limagrain’s claims. In a parallel proceeding in France, Limagrain has sued Bayer, as successor in interest to Rhone Poulenc Agrochimie SA, to recover the judgment amount Limagrain is obligated to pay Midwest Oilseeds. Bayer believes that it has meritorious defenses to this action and intends to continue to defend itself vigorously.

Proceedings involving genetically modified rice
      Since August 2006, Bayer CropScience LP is party to multiple lawsuits, including putative class actions, filed in U.S. federal and state courts by rice farmers and resellers. Plaintiffs allege that they have suffered economic losses after traces of the genetically modified rice event LLRICE601 were identified in samples of conventional long-grain rice grown in the United States. This is alleged to have led to various commercial damages, including a decline in the commodity price for long-grain rice, costs associated with restrictions on imports and exports, and costs to secure alternative supplies. In December, the Judicial Panel on Multidistrict Litigation entered an order establishing a single pretrial proceeding in the U.S. District Court for the Eastern District of Missouri for all federal cases involving LLRICE601.
      After development, LLRICE601 had been further tested in cooperation with third parties, including a breeding institute in the United States. However, it was never selected for commercialization. The U.S. Department of Agriculture and the U.S. Food and Drug Administration have stated that LLRICE601 does not pose a health risk and is safe for use in food and feed and for the environment. In November 2006, the USDA advised that it had deregulated LLRICE601. The USDA is conducting an investigation in an effort to determine how LLRICE601 became present in commercial rice grown in the United States.
      Bayer believes it has meritorious defenses and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Overtime wage claims
      During the past year, Bayer Corporation, as well as other major employers within the pharmaceuticals industry, has been named in lawsuits alleging that pharmaceutical sales representatives were improperly classified as exempt employees under state and federal wage and hour laws and, therefore, were improperly denied overtime pay and other benefits such as meal and rest periods. Two putative class and collective actions were filed against Bayer Corporation and Bayer Pharmaceuticals Corporation in federal district courts in California, and those actions have been consolidated in one proceeding in the United States District Court for the Central District of California. The complaints seek back overtime pay and statutory damages, penalties, interest, and attorneys’ fees, and some claims purport to have been filed on behalf of a nationwide class of sales representatives. The proceeding is at a preliminary stage. Bayer believes it has meritorious defenses and intends to vigorously defend this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
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
      Apart from liquidation as a result of insolvency proceedings, Bayer AG may be liquidated only with the affirmative vote of the majority of the votes cast, and with at least three-quarters of the share capital present or represented at the stockholders’ meeting actually voting on the resolution to liquidate. In accordance with the German Stock Corporation Act, upon a liquidation of Bayer AG, any liquidation proceeds remaining after paying off all of Bayer AG’s liabilities would be distributed among the stockholders in proportion to the total number of shares held by each stockholder.
      See also Item 3, Key Information — Dividends.
Significant Changes
      Except as discussed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Item 9.	The Listing
Listing Details and Markets
      American Depositary Shares (ADSs), each representing one of our ordinary shares, are listed on the New York Stock Exchange and trade under the symbol “BAY”. The depositary for the ADSs is The Bank of New York.
      The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our shares are traded on Xetra, the computerized trading system integrated into the Frankfurt Stock Exchange and operated by Deutsche Börse AG, in addition to being traded on the auction market (floor) of the Frankfurt Stock Exchange. Our shares are also listed on the other German stock exchanges, including Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Stuttgart and Munich. In addition, our shares are listed on the Barcelona, Madrid, London, Zurich and Tokyo Stock Exchanges.

      The table below sets forth, for the periods indicated, the reported high and low closing prices for our shares on the Frankfurt Stock Exchange (Xetra, Source: Bloomberg) and our ADSs on the New York Stock Exchange.

	Frankfurt Stock		New York Stock
	Exchange (b)		Exchange (b)

	High	Low	High	Low

	(In euros)		(In dollars)
2002(a)	38.22	16.35	36.00	17.30
2003	22.09	9.63	29.41	11.24
2004	23.83	18.26	34.12	23.52
2005:
First quarter	26.82	22.02	35.61	30.84
Second quarter	28.62	24.79	34.94	31.16
Third quarter	30.84	26.78	38.50	31.85
Fourth quarter	35.92	27.86	42.87	33.70
Full year 2005	35.92	22.02	42.87	30.84
2006:
First quarter	36.37	31.70	44.31	37.60
Second quarter	36.75	30.56	47.73	38.05
Third quarter	40.20	35.32	51.40	44.34
Fourth quarter	40.92	38.83	54.00	49.37
Full year 2006	40.92	30.56	54.00	37.60
Previous six months
September 2006	40.20	37.83	51.07	47.89
October 2006	40.80	39.20	52.09	49.37
November 2006	40.45	38.93	52.62	50.24
December 2006	40.92	38.83	54.00	51.58
January 2007	45.20	40.20	59.18	52.05
February 2007	45.56	43.47	60.00	56.72

(a)	From January 24, 2002 for New York Stock Exchange.

(b)	The spin-off of LANXESS from Bayer became legally effective on January 28, 2005 and trading in the shares of LANXESS on the Frankfurt Stock Exchange commenced on January 31, 2005. Since January 31, 2005, Bayer shares have been traded ex LANXESS on the Frankfurt Stock Exchange and since February 8, 2005, Bayer ADSs have been traded ex LANXESS on the New York Stock Exchange. The Bayer share prices presented here for the Frankfurt Stock Exchange (Xetra) have been retroactively adjusted by Bloomberg in October 2006. The Bayer ADS prices presented here for the New York Stock Exchange have not been retroactively adjusted for the spin-off.
     On February 28, 2007 the closing sales price per Bayer AG ordinary share on Xetra was €43.47 and per Bayer AG ADS on the New York Stock Exchange was U.S. $57.50.
      The average daily volume of Bayer shares traded on the German Stock Exchanges (Xetra and floors) for the years 2006, 2005 and 2004 was 5,610,944, 4,138,431 and 3,931,299 respectively. The average daily trading volume of Bayer ADSs on the New York Stock Exchange in 2006, 2005 and 2004 was 190,818, 110,548 and 134,025, respectively.

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

Object and Purposes
      According to Article 2 of our Articles of Association, our object and purpose is manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals.

Members of the Board of Management and the Supervisory Board
      Typically, neither the members of the Board of Management nor members of the Supervisory Board may vote on matters in which they have a material interest. Particularly, it is not permissible for the members of either of our boards to vote on compensation for themselves or any members of their body. Pursuant to the German Stock Corporation Act (Aktiengesetz), the compensation of Management Board members is determined by the Supervisory Board. Our stockholders have resolved to specify the amount of compensation of Supervisory Board members in our Articles of Association. Any increase or decrease of the Supervisory Board members’ compensation requires a further stockholders’ resolution.
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

Dividend Rights and Other Distributions
      In accordance with the German Stock Corporation Act, the record date for determining which holders of our shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, is the date of the Annual Stockholders’ Meeting at which such dividends or other distributions are declared. For a summary of our stockholders’ dividend rights, please see Item 8, Financial Information — Dividend Policy and Liquidation Proceeds.

Voting Rights
      Our stockholders vote at stockholders’ meetings. By contrast, German corporate law does not allow stockholders to approve matters by written consent in lieu of a meeting.
      Each share entitles its holder to cast one vote at stockholders’ meetings. In certain cases, a stockholders’ right to cast a vote is excluded. Stockholders may pass resolutions at a general stockholders’ meeting by a simple majority of the votes cast, unless a greater majority is required by law or by our Articles of Association. Neither the German Stock Corporation Act nor our Articles of Association provide for minimum quorum requirements for passing resolutions at stockholders’ meetings. The German Stock Corporation Act requires that significant resolutions (i.e., those relating to amendments to our Articles of Association, capital increases and decreases, exclusion of stockholder pre-emptive rights, the dissolution of our company, mergers or consolidations, the transfer of substantially all of our assets, and certain other significant matters) be passed with the affirmative vote of the majority of the votes cast, and with at least three-quarters of the share capital present or represented at the stockholders’ meeting actually voting on such resolution.
      Neither German law nor our Articles of Association restrict the rights of our domestic, non-resident or foreign stockholders to hold or vote their shares.

Liquidation Rights
      In case we are liquidated, any liquidation proceeds remaining after our liabilities have been paid off are distributed among our stockholders in proportion to the number of shares held by them.

Pre-emptive Rights
      Under the German Stock Corporation Act, each stockholder of a corporation generally has a pre-emptive right (Bezugsrecht). Pre-emptive rights are preferential rights to subscribe for issues by the corporation of new shares, securities convertible into shares, securities with warrants to purchase shares, or instruments granting a profit participation right. The proportional share of the issue to which the shareholder may subscribe is equal to the proportional share of existing capital of the corporation that the shareholder holds. Subscription rights are freely transferable and may be traded on the German stock exchanges during the exercise period for these rights. When authorizing a capital increase and a new issue of shares, our stockholders may exclude pre-emptive rights, in whole or in part. In addition, when creating authorized capital, stockholders may authorize the Board of Management to exclude the pre-emptive rights attaching to any shares issued pursuant to the authorized capital. In addition to having to be approved by the stockholders’ meeting, any exclusion or restriction of pre-emptive rights requires a justification, which our Board of Management has to set forth in a written report to our stockholders. If our Board of Management increases our share capital, it may exclude pre-emptive rights in accordance with Article 4 of our Articles of Association.

Derivative suits
      Under the German Stock Corporation Act, individual stockholders are generally not entitled to bring derivative actions on behalf of or in the interest of our company if a member of our Board of Management or

Supervisory Board violates his or her fiduciary duties. Stockholders by a majority of the votes cast at a stockholders’ meeting, however, may demand that an action be brought by the Board of Management or the Supervisory Board against a member who has allegedly violated his or her duties. In addition, the stockholders’ meeting or stockholders representing at least 10 percent of the company’s share capital or shares with a nominal value of €1,000,000, may appoint special representatives to bring such action.
      However, on November 1, 2005, the German Stock Corporation Act was amended to facilitate derivative suits by individual stockholders. Under the new law, minority stockholders representing at least one percent of the company’s share capital or shares with a nominal value of €100,000 may now file an application in court requesting that an action be admitted against a member of either of the company’s board of management or supervisory board on behalf of the company in their own name. The court must admit such stockholders’ derivative suit if, among other things, there are facts that justify a suspicion that the board members harmed the company through actions conducted in bad faith or a fundamental violation of the law or the Articles of Association, and an enforcement of the claims would not be against the prevailing interests of the company. Furthermore, the minority shareholders must show that they have first demanded from the company that action be brought and that such demand has been futile.

Stockholders’ Meetings — Convocation and Participation
      A stockholders’ meeting may be called by the Board of Management or by stockholders who, in the aggregate, hold at least 5 percent of our share capital. In addition, if required in our interest, the Supervisory Board must call a stockholders’ meeting. Stockholders holding in the aggregate at least €500,000, or at least 5 percent of our share capital, may require that particular items be placed on the agenda of a stockholders’ meeting. The Annual Stockholders’ Meeting must be held within the first eight months of each fiscal year and is called by the Board of Management, upon receipt of the Supervisory Board’s report on our annual financial statements.
      Under our Articles of Association, in order to be eligible to attend and vote at an Annual Stockholders’ Meeting, a stockholder must register its participation with us by the end of the seventh day prior to the day of the Annual Stockholders’ Meeting, including proof of ownership of our stock as of the 21st day prior to the Annual Stockholders’ Meeting.
      We are required to publish a notice of each ordinary or extraordinary stockholders’ meeting in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least thirty days prior to the deadline for stockholders’ registration for the stockholders’ meeting. In addition, we are required to publish a notice in one national, authorized stock exchange journal.

Repurchase of Shares
      We may not repurchase our own shares unless so authorized by a resolution duly adopted by our stockholders at a general stockholders’ meeting or in other very limited circumstances set forth in the German Stock Corporation Act, including for example in order to satisfy obligations under employee stock participation plans. Any repurchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. Any stockholders’ resolution that authorizes us to repurchase shares may not be in effect for a period longer than 18 months. The German Stock Corporation Act limits share repurchases to 10 percent of our share capital. Any resale of repurchased shares must be effected on a stock exchange or in a manner that treats all stockholders equally, unless otherwise approved by the stockholders at the stockholders’ meeting that authorized the repurchase of the shares.
      On April 28, 2006, our stockholders authorized our Board of Management to repurchase our own shares representing up to 10 percent of our outstanding share capital in one or more steps on or before October 27, 2007. The repurchase may be effected for various purposes, including to fulfill option rights held by our executives or employees, or executives or employees of our subsidiaries, on the basis of our stock option programs.

Anti-takeover Defenses
      The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which came into effect on January 1, 2002, provides that, while a tender offer for the shares of a company is underway, the company’s management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company’s management board may: (i) search for a “white knight” (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; and (iii) perform any acts that have been approved by the company’s supervisory board. In addition, the German Takeover Act permits the stockholders’ meeting of the company, provided no tender offer is currently underway, to authorize the company’s management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the stockholders’ meeting. Any such authorization may remain in effect for a maximum of 18 months. On July 26, 2006 the German Takeover Act was amended in the course of implementing the E.U. takeover directive. Pursuant to the takeover directive, companies may implement further restrictions, such as the invalidity of certain shareholder agreements or pre-emption rights vis-à-vis the bidder in the course of takeover offers, by amending their articles of association. We have not amended our articles of association in this way.

Disclosure Requirements
      For a description of disclosure requirements pursuant to Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), please refer to Item 7, Major Shareholders and Related Party Transactions — Major Shareholders.
      The German Securities Trading Act further requires the reporting of dealings by certain persons carrying managerial responsibilities and other persons close to them. Members of our Board of Management and members of our Supervisory Board must notify both us and the German Federal Financial Supervisory Authority of any acquisitions and sales of our shares or financial instruments linked to our shares in writing within five business days. Transactions are exempt from the notification obligations if the value of the shares or related financial instruments acquired or sold does not exceed in the aggregate €5,000 per calendar year. This obligation also applies to certain relatives of our board members, particularly, spouses, dependent children and other relatives who have been living in the same household for at least one year. In addition, we must publish on our website all notifications we have thus received, keep them posted for a period of at least one month and send proof of such publication to the German Federal Financial Supervisory Authority.
      In addition, the German Takeover Act provides that a person who has acquired 30 percent or more of the voting rights of an issuer whose securities are admitted for trading on a German stock exchange is deemed to have gained “control” of the issuer and is required to publish this fact and to launch a public tender offer for the outstanding shares.
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

Relating to the Schering AG acquisition
      On March 23, 2006, Bayer AG, as borrower, entered into an unsecured Syndicated Facilities Agreement for an amount of €7,000 million. Funds received under the Syndicated Facilities Agreement may only be used for the purpose of financing or refinancing the acquisition of the shares of Schering AG, Berlin, Germany, including shares represented by American Depositary Receipts, pursuant to the terms of the cash offer we made for Schering and a subsequent squeeze-out and any costs, fees and expenses associated therewith. The syndicated facility is divided into two tranches in the amounts of €3,000 million (Facility A) and €4,000 million (Facility B). The Syndicated Facilities Agreement contains standard covenants, such as negative pledge and information covenants. The facility was filed as an exhibit to the Schedule TO (Tender Offer) filed with the SEC on April 13, 2006. The term of Facility A is 364 days, with an extension option of up to one additional year, and the initial term of the Facility B is five years, in each case from the date of the execution of the Syndicated Facilities Agreement. The interest rate of the Facility A equals the EURIBOR reference rate plus a margin of 0.35 percent, and the interest rate of the Facility B equals the EURIBOR reference rate plus a margin of 0.40 percent. After December 31, 2006, the margin will be variable. Depending on Bayer AG’s credit rating, the margin may vary between 0.20 percent and 0.60 percent for Facility A and between 0.25 percent and 0.65 percent for Facility B. Under the Syndicated Facility Agreement, there was € 4,000 million under Facility B outstanding as of the date of publication of this annual report on Form 20-F. Under the Facility A, as of December 31, 2006, € 1,700 million was outstanding, which was repaid in full on January 10, 2007.
      For more information on the financing of Schering AG’s acquisition refer to Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2004, 2005 and 2006.
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

Taxation of Dividends
      We were required under German law to withhold tax on dividends in respect of the 2006 fiscal year in an amount equal to 20 percent of the gross amount paid to German resident and non-resident stockholders, and we will be required to so withhold on dividends in respect of the 2007 fiscal year.
      A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5 percent on the withholding tax due. The surtax will equal 1.1 percent (5.5 percent x 20 percent) of the gross dividend. This results in a total withholding tax rate on dividends of 21.1 percent.
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
      For U.S. federal income tax purposes, the gross amount of dividends paid on your Bayer AG shares, without reduction for German withholding tax, will be included in your gross income on the date the dividends are received or treated as received by you, translating dividends paid in euros into U.S. dollars using the exchange rate in effect on that date. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends paid on your Bayer AG shares generally will be subject to U.S. taxation at a maximum rate of 15 percent in respect of dividends received before January 1, 2011 if you are an individual and the dividends are “qualified dividends”. Dividends that we pay generally will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2007 taxable year. However, whether we in fact are classified as a PFIC is a factual matter that must be determined annually at the close of each taxable year. Therefore, there can be no certainty as to our actual PFIC status in any particular year until the close of the taxable year in question.
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

Refund Procedures
      To claim the refund reflecting the reduction of the German withholding tax from 20 percent to 15 percent and the refund of the 5.5 percent German surtax, when applicable, you must submit (either directly, or, as described below, through our U.S. transfer agent or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or a certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special form, which must be filed with the German tax authorities at the following address: Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany. A refund claim form may be obtained from the German tax authorities at the same address as where applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division.
      You also must submit to the German tax authorities certification of your United States residency (IRS Form 6166). You generally can obtain this certification by filing a request for certification on IRS Form 8802, along with a user fee, with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. You should consult your tax advisor and the instructions for IRS Form 8802 for further details regarding how to obtain this certification.
      Our U.S. transfer agent will perform administrative functions necessary to claim the refund reflecting the reduction in German withholding tax from 20 percent to 15 percent and the refund of the 5.5 percent German surtax, when applicable, for you. However, these arrangements may be amended or revoked at any time in the future. Under the current procedure, the U.S. transfer agent will prepare the German claim for refund forms on your behalf and file them with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to you, and will ask that you sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than yours. The U.S. transfer agent will also require certification of your United States residency (IRS Form 6166). The U.S. transfer agent will attach the signed statement, the IRS Form 6166 and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.
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
      The German tax authorities will issue refunds denominated in euros. The refunds will be issued in the name of the U.S. transfer agent or the Depository Trust Company, as the case may be, which will then convert the refunds to dollars and make corresponding refund payments to you or your broker. This broker, in turn, will remit corresponding refund amounts to you.
      If you receive a refund attributable to reduced withholding taxes under the Income Tax Treaty, you may be required to recognize foreign currency gain or loss for U.S. federal income tax purposes, which will be treated as ordinary income or loss for such purposes, to the extent that the U.S. dollar value of the refund received or treated as received by you differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by you.

Taxation of Capital Gains
      Under the Income Tax Treaty, you will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Bayer AG shares.
      Upon a sale or other disposition of Bayer AG shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and your U.S. dollar adjusted tax basis in the Bayer AG shares. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Bayer AG shares exceeds one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2011 is generally subject to a taxation at a maximum rate of 15 percent. The deductibility of capital losses is subject to significant limitations.

German Gift and Inheritance Taxes
      The Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances and Gifts, as amended (the “Estate Tax Treaty”), provides that an individual whose domicile is determined to be in the United States for purposes, of such treaty will not be subject to German inheritance and gift tax (the equivalent of the U.S. federal estate and gift tax) on the individual’s death or making of a gift unless the Bayer AG shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.
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
Significant Differences in Corporate Governance Practices
      For a description of the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the listing standards of the New York Stock Exchange, please refer to our website at http://www.bayer.com/en/ German-Corporate-Governance-Practices.aspx. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Market Risk
      The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

•	Currency exchange rate fluctuations. We are exposed to fluctuations between the euro and other major world currencies. The majority of our currency fluctuation risks are between the euro and the U.S. dollar, between the euro and the Japanese yen and between the euro and the Canadian dollar.

•	Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short- and long-term European and U.S. interest rates.

•	Credit risk. We are exposed to credit risk with respect to the counterparties in our transactions.

•	Raw material, commodity and energy price fluctuations. We are exposed to possible increases in raw material, commodity and energy prices. We may not be able to pass any such increases on to our customers.
      Any of these risks could harm our operating results and financial condition.
      From time to time, we enter into hedging arrangements to mitigate our exposure to currency, interest and commodity price risks. Our primary tools for hedging financial risks are over-the-counter derivative instruments, particularly forward foreign exchange contracts, foreign exchange option contracts, interest rate swaps and interest and principal currency swaps, interest rate options, commodity price swaps and commodity price options. As a matter of policy, we enter into these transactions only with counterparties of high credit standing. We have established uniform guidelines and internal controls for the use of these derivatives. We use these instruments only to economically hedge risks arising from our business operations and from related investments and financing transactions. We do not use derivatives for speculative purposes. A portion of our transactions hedge anticipated risks from currency exchange and raw material price fluctuations but do not qualify for hedge accounting under IFRS and U.S. GAAP. Such transactions are monitored closely and require authorization by our head of finance, our risk committee (consisting of the head of Finance and the heads of the major divisions within Finance) or the Board of Management. Our Board of Management has provided us with loss limits for all derivative transactions that do not qualify for hedge accounting under IFRS and U.S. GAAP and do not hedge other balance sheet items. All other derivative transactions are either limited by volume or by hedging degree. For example, we have a loss limit for the commodity hedges we use to reduce volatility in future cash flows from anticipated raw material purchases but which do not qualify for hedge accounting.

Sensitivity Analysis
      Sensitivity analysis is a widely used risk measurement tool that allows our management to make judgments regarding the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices over a selected period of time. We use sensitivity analysis because it provides reasonable risk estimates using straightforward assumptions (for example, an increase in interest rates). The risk estimates we provide below assume:

•	a simultaneous, parallel foreign exchange rates shift in which the euro depreciates against all currencies by 10 percent;

•	a simultaneous, parallel commodity price increase of 20 percent in all relevant commodities with respect to which we hold derivatives; and

•	a parallel shift of 100 basis points of the interest rate yield curves in all currencies.
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
      We continually refine our risk measurement and reporting procedures, including a periodic re-examination of the underlying assumptions and parameters utilized. Compared to the last fiscal year, several portfolio changes have led to a change in our market risk exposure. In particular the acquisition of Schering AG, Berlin, Germany and the divestment of our Diagnostics division and H.C. Starck changed the composition of our exposure to fluctuations of foreign exchange rates and interest rates as compared with the periods prior to these transactions, as described below.
      The sensitivity analyses included in the risk sections below present the hypothetical loss in cash flows of financial instruments and derivative financial instruments that we held as of December 31, 2006 and 2005. These instruments were subject to changes in foreign exchange rates, commodity prices and interest rates. The range of sensitivities that we chose for these analyses reflects our view of changes reasonably possible over a one-year period.

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
      The “notional amount” of these derivatives is the total nominal value of the underlying transactions. The “fair value” of these derivatives is their repurchase value, based on quoted prices or, in the case of contracts not publicly traded, their values as determined by standard methods, as of a given closing date. The table below shows the notional amount and fair value of the interest rate derivatives we held as of December 31, 2006 and 2005; the fair values quoted disregard any compensating movements in the values of the underlying transactions.

	Notional Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2005	2006	2005	2006

	(Euros in millions)
Interest rate hedging contracts	11,327	11,633	109	(47)
      At December 31, 2006, the notional amount of our short-term interest rate hedging contracts (including interest rate swaps and options) totaled €4.1 billion (2005: €0.4 billion); those maturing after more than one year totaled €7.5 billion (2005: €10.9 billion). Our divestments of the Diagnostics division and H.C. Starck in early 2007, led to a reduction in the level of interest rate risk compared to the level at the end of 2006 as we used most of the net proceeds from these disposals to reduce debt. We do not anticipate any further significant change in the level of interest rate risk with respect to our current business operations during 2007.

Sensitivity Analysis
      Financial debt including derivatives amounted to €19,616 million as of December 31, 2006, compared to €8,764 million as of December 31, 2005. The increase was due to the acquisition of the business of Schering AG, Berlin, Germany. For the calculation of debt and details on the Schering acquisition, see Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources 2004, 2005 and 2006 — Development of net debt. Based on our floating interest rate debt position at year-end 2006, a hypothetical increase of 100 basis points, or one percent per year, of the interest rates applicable to our debt denominated in all currencies (holding currency rates constant), effective beginning January 1, 2007, would have resulted in an increase in our interest expense for the year ended December 31, 2006 of €124 million (2006 (based on year-end 2005 debt levels): €39.7 million). Had the divestments in January 2007 occurred as of December 31, 2006, this increase would have been reduced to €78 million.

Currency Risk
      Because we conduct our operations in many currencies, we face a variety of risks associated with fluctuations in the relative values of these currencies. The primary currencies with respect to which we have material exchange rate risk are the U.S. dollar, Japanese yen and the Canadian dollar. In general, appreciation of the euro in relation to another currency has an adverse effect on our reported revenues and results, and depreciation of the euro has a positive effect. Since we are not including anticipated cash flows in our sensitivity analysis, the main impact of an adverse change results from derivatives used to hedge our anticipated exposure in foreign currencies. We therefore apply an adverse change in currencies where the euro depreciates against all other currencies by 10 percent.

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

Translation Risk
      Many of the companies of the Bayer Group are located outside the euro zone. Because the euro is our financial reporting currency, we translate the financial statements of these subsidiaries into euro for inclusion in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not affect our local currency cash flows. See Note 30 to the consolidated financial statements appearing elsewhere in this annual report on Form 20-F.
      Outside the euro zone, we hold significant assets, liabilities and operations denominated in local currencies, most importantly the U.S. dollar. Although we regularly assess and evaluate the long-term currency risk inherent in these investments, we generally undertake foreign exchange hedge transactions addressing this type of risk only when we are considering withdrawal from a specific venture and repatriating the funds that our withdrawal generates. However, we reflect effects from currency fluctuations on the translation of net asset amounts into euro in our equity position.

      The translation effects of currency fluctuations had no measurable effects on our sales in 2006, compared to an increase in our sales of €0.3 billion in 2005 and a decrease of €0.9 billion in 2004.

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
      The table below shows the notional amounts and fair values of the currency derivatives we held as of December 31, 2006 and 2005. We have included interest and principal currency swaps in this presentation since they are primarily used to hedge currency risks.

	Notional Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2005	2006	2005	2006

	(Euros in millions)
Forward exchange contracts, currency swaps and interest and principal currency swaps	5,532	11,990	(115)	98
Currency options	169	76	(2)	1
      At December 31, 2006, we estimated that our aggregate annual direct net transaction risk from sales and purchases in foreign currencies was approximately €3.1 billion, which consisted primarily of U.S. dollars (U.S. $3.1 billion), Japanese yen (¥50 billion) and Canadian dollars (CAN $535 million). We do not anticipate a significant change in these levels of risk with respect to our current business operations during 2007. The increase in risk compared to December 31, 2005 (€2.5 billion) is mainly related to the acquisition of the business of Schering AG, Germany and divestments of H.C. Starck and our Diagnostics division.

Sensitivity Analysis
      We applied a hypothetical adverse change of 10 percent in foreign currency exchange rates, where the U.S. dollar, Japanese yen and Canadian dollar simultaneously strengthened against the euro using the year-end exchange rates of these currencies as a basis. The estimated hypothetical loss in cash flows of derivative and non-derivative financial instruments as of December 31, 2006 would be €156 million (2005: €85 million). Of these €156 million, €111 million are related to the U.S. dollar, €15 million to the Japanese yen and €30 million to other currencies. €157 million of the estimated hypothetical loss in cash flow of €156 million resulted from derivatives used to hedge our anticipated exposure in foreign currencies. These transactions typically qualify for hedge accounting. The offsetting position of €1 million is attributable to an unhedged position from accounts receivable. The impact of foreign currency exchange rate fluctuations on our anticipated sales in foreign currencies is not included in this calculation.

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

Derivative financial instruments
      Facing increasing volatility in commodity and energy markets, we started a price risk management program in 2003 designed to reduce the variability of our expenditures for energy and commodity purchases by entering into financial swaps, collars and options on the over-the-counter markets. The gas and steam contracts for our major European sites are linked to liquidly traded fuel oil and European natural gas indices; the U.S. contracts are based on U.S. natural gas indices. The majority of the hedges for these contracts qualify for hedge accounting under IFRS and U.S. GAAP. Our commodity hedges for petrochemical purchases are typically linked to crude oil and naphtha, which are all feedstock to the production process of the raw materials our production depends on. These contracts are treated as trading instruments for accounting purposes.
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

      The “notional amount” of these derivatives is the nominal value of the underlying transactions. The “fair value” of these derivatives is their repurchase value, based on quoted prices or, in the case of contracts not publicly traded, their values as determined by standard methods, as of a given closing date. The table below shows the notional amount and fair value of the financial derivatives we held as of December 31, 2006 and 2005; the fair values quoted disregard any compensating movements in the values of the underlying transactions.

	Notional
	Amount		Fair Value
	As of		As of
	December 31,		December 31,

	2005	2006	2005	2006

	(Euros in millions)
Commodity hedging contracts	416	323	85	(73)
Commodity option hedging contracts	49	66	(13)	(15)
      At December 31, 2006, the notional amount of our commodity and energy hedging contracts totaled €389 million (2005: €465 million). We do not anticipate a significant change in the level of commodity and energy price risk with respect to our current business operations during 2007.

Sensitivity Analysis
      We applied a hypothetical adverse change of 20 percent in commodity and energy prices, where all prices simultaneously decrease. The estimated hypothetical loss in cash flows of derivative financial instruments as of December 31, 2006 would be €36 million (2005: €66 million).

Item 12.	Description of Securities Other Than Equity Securities
      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
      Bayer AG management, with the participation of Bayer AG’s chief executive officer (CEO) and chief financial officer (CFO), have conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006 and have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
      There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.
Report of Bayer AG’s Management on Internal Control over Financial Reporting
      Bayer AG management is responsible for establishing and maintaining adequate internal control over financial reporting.
      Bayer AG management, with the participation of Bayer AG’s chief executive officer (CEO) and chief financial officer (CFO), has conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In conducting this evaluation, it used the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Control Objectives for Information and related Technology (COBIT). Based on our evaluation under these criteria, management has concluded that, as of December 31, 2006, the Bayer Group’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.
      Bayer AG management has excluded the acquired Schering AG business from its evaluation of internal control over financial reporting as of December 31, 2006 because it was acquired by Bayer in June 2006. The total assets and total revenues of the acquired Schering AG business represent approximately 9 percent, or €5 billion (total assets excluding amount resulting from the purchase price allocation) and 11 percent, or €3.1 billion, respectively of the related consolidated financial statements amounts as of, and for the year ended, December 31, 2006.
      The management evaluation of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers AG, Essen (PwC), an independent registered public accounting firm, as stated in their report which is included under Item 18 on page F-2.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation of the Registered Public Accounting Firm
      See report of PwC, an independent registered public accounting firm, included under Item 18 on page F-2.
Changes in Internal Control over Financial Reporting
      There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Our Supervisory Board has determined that Dr. Schneider is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F.

Item 16B.	Code of Ethics
      We have adopted a code of ethics, as that term is defined by Item 16B(b) of Form 20-F, that is applicable to all of our employees, including our chief executive officer, chief financial officer and chief accounting officer. Our code of ethics is available on our website at http://www.bayer.com/bayer-group/corporate-compliance/page1134.htm. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Item 16C.	Principal Accountant Fees and Services
Independent Auditor Fees
      Fees billed to the Company for professional services by its principal accountant, PricewaterhouseCoopers, during the fiscal years 2004, 2005 and 2006 were as follows:

Type of fees	2004	2005	2006

	(Euros in millions)
Audit fees	18	16	26
Audit-related fees	8	5	4
Tax fees	1	1	1
Fees for other services	*	1	7

Total	27	23	38

*	All other fees amounted to less than €500,000 in 2004.
      The audit-related services PricewaterhouseCoopers provided related to acquisition/disposition due diligence, audits of financial carve-out statements, reviews of Bayer’s information system unrelated to audit and audits of employee benefit plans. No services falling under the “de minimis” exception of paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X were provided to the Company by PricewaterhouseCoopers in 2004, 2005 and 2006.

Audit Committee Pre-Approval Policies
      All services provided by our auditor and companies affiliated with our auditor must be pre-approved by the audit committee of our Supervisory Board (Aufsichtsrat). The annual contract conditions and fees relating to the audit of the financial statements of the Bayer Group and Bayer AG must be approved by the audit committee on a case-by-case basis. Other services may be pre-approved by the audit committee within the authorities the audit committee has adopted; if they fall outside these authorities, they require case-by-case approval. Our policies for these pre-approvals grant authority to management to engage our auditor and companies affiliated with our auditor for:

•	Audit services up to an annual aggregate, which was €18 million in 2004, €16 million in 2005 and €26 million in 2006 for Bayer Group and Bayer AG and which include the audit of the consolidated financial statements of Bayer and its affiliates; services necessary to provide audit opinions; services in connection with the submission of reports to the SEC; attest services for reports prepared on Bayer’s internal control system and review of Bayer’s information systems; accounting and disclosure advice in connection with the annual audit; and audit services relating to the audit of restated prior-year figures, if any.

•	Audit-related services, which include acquisition/disposition due diligence; audits of material companies acquired or to be acquired, of carve-out statements relating to acquisitions or dispositions, of closing balances for dispositions and of employee benefit plans; procedures necessary to meet finance, accounting or other regulatory reporting requirements; advice on internal control systems; reviews of Bayer’s information systems unrelated to audit; assistance in interpreting SEC requirements; and evaluation of risk management.

•	Tax advisory services, provided that the auditor or affiliate does not act as a representative of Bayer and did not recommend the transaction to which the tax advisory services relate; these include tax planning and advice; assistance with tax compliance; reviewing tax declarations; assistance in tax audits and appeals; and tax appraisals.

•	Other services, which include other risk management advice; audits of valuations performed by other advisors; analysis or review of business plans or planning processes (but not design or implementation thereof); and other financial related advice.
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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets forth certain information concerning purchases by us of Bayer AG ordinary shares of no par value during 2006:

				Maximum Number
				(or Approximate
			Total Number of	Dollar Value) of
			Shares Purchased	Shares (or Units)
	Total Number	Average Price	as Part of Publicly	that May Yet Be
	of Shares	Paid per Share	Announced Plans	Purchased Under the
Period (2006)	Purchased(a)	in Euro(b)	or Programs	Plans or Programs

January	22,773	37.01	[N/A]	[N/A]
February	30,570	34.41	[N/A]	[N/A]
March	35,293	34.27	[N/A]	[N/A]
April	50,496	33.62	[N/A]	[N/A]
May	53,487	36.90	[N/A]	[N/A]
June	136,619	34.48	[N/A]	[N/A]
July	26,989	35.71	[N/A]	[N/A]
August	27,207	38.48	[N/A]	[N/A]
September	38,472	38.52	[N/A]	[N/A]
October	532,391	40.79	[N/A]	[N/A]
November	24,817	40.10	[N/A]	[N/A]
December	23,618	40.59	[N/A]	[N/A]

(a)	Relates to purchases of Bayer AG ordinary shares of no par value made by Bayer or Bayer’s US subsidiaries to accommodate its employee stock participation programs in Germany and the United States. Purchases made by Bayer under the remaining employee stock participation programs represent an amount that is immaterial in the aggregate. Our Board of Management is authorized until October 27, 2007 to purchase Bayer AG ordinary shares representing up to 10 percent of Bayer’s capital stock, including for the purpose of accommodating Bayer’s Stock Participation Program. For further information on our Stock Participation Program, see Item 6, Directors, Senior Management and Employees — Compensation — Employee Stock-Based Compensation Program.

(b)	Average price paid per share includes commissions.
      As of December 31, 2006 none of our subsidiaries owned any Bayer AG ordinary shares.

PART III

Item 17.	Financial Statements
      We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements
      See pages F-1 through F-139, incorporated herein by reference.

Item 19.	Exhibits
      Documents filed as exhibits to this annual report on Form 20-F:

Exhibit 1.1	Articles of Association (Satzung) of Bayer AG, as amended to date, in English translation.
Exhibit 2.1	The total amount of long-term debt securities Bayer AG authorized under any instrument does not exceed 10 percent of the total assets of the Company. Bayer AG agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Bayer AG or its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
Exhibit 4.1	Spin-Off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, in English translation, incorporated by reference to Exhibit 4.1 to Bayer AG’s Annual Report on Form 20-F for the Year Ended December 31, 2004.
Exhibit 4.2	Master Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG, in English translation, incorporated by reference to Exhibit 4.2 to Bayer AG’s Annual Report on Form 20-F for the Year Ended December 31, 2004.
Exhibit 4.3	€7,000,000,000 Syndicated Facilities Agreement, dated 23 March 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent, incorporated by reference to the Schedule TO filed by Bayer AG on April 13, 2006.
Exhibit 8.1	Significant subsidiaries as of the end of the year covered by this report as defined in rule 1-02(w) of Regulation S-X: See Item 4, Information on the Company — Organizational Structure.
Exhibit 12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 13.1	Certification in accordance with 18 U.S.C. § 1350 as adopted by § 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
BAYER AG
/s/ Werner Wenning

Name: Werner Wenning

Title:	Chairman of the Board of Management
/s/ Dr. Roland Hartwig

Name: Dr. Roland Hartwig

Title:	General Counsel
Date: March 15, 2007

BAYER GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors
and Stockholders of Bayer AG
      We have completed an integrated audit of Bayer AG’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with International Auditing Standards and standards of the Public Company Accounting Oversight Board (United States). Our opinions on the Bayer AG 2006, 2005 and 2004 financial statements and on its internal control over financial reporting of 2006, based on our audits, are presented below.
Consolidated financial statements
      We have audited the consolidated financial statements (comprising consolidated balance sheets, statements of income, statements of cash flows, statements of recognized income and expense and notes) of Bayer AG as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bayer AG and its subsidiaries at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with International Financial Reporting Standards (IFRS).
      IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 of Form 20-F. Information relating to the nature and effect of such differences is presented in Note [41] to the consolidated financial statements.
Internal control over financial reporting
      Also in our opinion, management’s assessment, included in Item 15, Controls and Procedures — Report of Bayer AG’s Management on Internal Control over Financial Reporting, that Bayer AG maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Control Objectives for Information and related Technology (COBIT), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Control Objectives for Information and related Technology (COBIT). Bayer AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      As described in Item 15, Controls and Procedures — Report of Bayer AG’s Management on Internal Control over Financial Reporting, Management has excluded the acquired Schering AG business from its assessment of internal control over financial reporting as of December 31, 2006 because Schering AG was acquired by Bayer AG in a business combination during 2006. We have also excluded the acquired Schering AG business from our audit of internal controls over financial reporting. The total assets and total revenues of the acquired Schering AG business represent approximately 9 percent or €5 billion (total assets excluding amount resulting from purchase price allocation) and 11 percent or €3.1 billion, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
Essen, Germany
March 14, 2007
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ ALBRECHT P. Albrecht Wirtschaftsprüfer (German Public Accountant)	/s/ LINKE V. Linke Wirtschaftsprüfer (German Public Accountant)

Bayer Group
Consolidated Statements of Income

	Note	2004	2005	2006

		(€ million)
Net sales	[8]	20,925	24,701	28,956
Cost of goods sold		(11,086)	(13,412)	(15,275)

Gross profit		9,839	11,289	13,681

Selling expenses	[9]	(4,783)	(5,247)	(6,534)
Research and development expenses		(1,772)	(1,729)	(2,297)
General administration expenses		(1,285)	(1,307)	(1,599)
Other operating income	[10]	802	775	730
Other operating expenses	[11]	(1,144)	(1,267)	(1,219)

Operating result		1,657	2,514	2,762

Equity-method loss	[13.1]	(139)	(10)	(25)
Non-operating income		483	632	931
Non-operating expenses		(976)	(1,224)	(1,688)

Non-operating result	[13]	(632)	(602)	(782)

Income before income taxes		1,025	1,912	1,980

Income taxes	[14]	(401)	(538)	(454)

Income from continuing operations after taxes		624	1,374	1,526

Income from discontinued operations after taxes	[7.2]	58	221	169

Income after taxes		682	1,595	1,695

of which attributable to minority interest	[15]	(3)	(2)	12

of which attributable to Bayer AG stockholders (net income)		685	1,597	1,683

Earnings per share (€)
From continuing operations	[16]

Basic*		0.86	1.88	2.00
Diluted*		0.86	1.88	2.00

From continuing and discontinued operations	[16]

Basic*		0.94	2.19	2.22
Diluted*		0.94	2.19	2.22

2004 and 2005 figures restated

*	The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares.

Bayer Group
Consolidated Balance Sheets

	Note	Dec. 31, 2005	Dec. 31, 2006

		(€ million)
Noncurrent assets
Goodwill	[17]	2,623	8,227
Other intangible assets	[17]	5,065	15,807
Property, plant and equipment	[18]	8,321	8,867
Investments in associates	[19]	795	532
Other financial assets	[20]	1,429	1,094
Other receivables	[21]	199	165
Deferred taxes	[14]	1,698	1,205

		20,130	35,897

Current assets
Inventories	[22]	5,504	6,153
Trade accounts receivable	[23]	5,204	5,802
Other financial assets	[20]	447	401
Other receivables	[21]	1,421	1,217
Claims for tax refunds		726	581
Cash and cash equivalents	[36]	3,290	2,915
Assets held for sale and discontinued operations	[7.2]	—	2,925

		16,592	19,994

Assets		36,722	55,891

Stockholders’ equity	[24]
Capital stock of Bayer AG		1,870	1,957
Capital reserves of Bayer AG		2,942	4,028
Other reserves		6,265	6,782

		11,077	12,767

Equity attributable to minority interest		80	84

		11,157	12,851

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	[25]	7,174	6,543
Other provisions	[26]	1,340	1,464
Financial liabilities	[27]	7,185	14,723
Other liabilities	[29]	516	449
Deferred taxes	[14]	280	4,346

		16,495	27,525

Current liabilities
Other provisions	[26]	3,009	3,765
Financial liabilities	[27]	1,767	5,078
Trade accounts payable	[28]	1,974	2,369
Tax liabilities		304	400
Other liabilities	[29]	2,016	3,055
Liabilities directly related to assets held for sale and discontinued operations	[7.2]	—	848

		9,070	15,515

Stockholders’ equity and liabilities		36,722	55,891

Bayer Group
Consolidated Statements of Cash Flows

	Note	2004	2005	2006

		(€ million)
Income after taxes from continuing operations		624	1,374	1,526
Income taxes		401	538	454
Non-operating result		632	602	782
Income taxes paid		(407)	(463)	(763)
Depreciation and amortization		1,729	1,608	1,913
Change in pension provisions		(393)	(501)	(295)
(Gains) losses on retirements of noncurrent assets		(35)	(44)	(133)
Non-cash effects of the remeasurement of acquired assets (inventory work-down)		—	—	429

Operating cash flow before changes in net working capital (gross operating cash flow)		2,551	3,114	3,913

Decrease (increase) in inventories		(365)	(130)	(155)
Decrease (increase) in trade accounts receivable		(359)	211	(201)
(Decrease) increase in trade accounts payable		(13)	(117)	130
Changes in other working capital, other non-cash items		145	149	241

Net cash provided by (used in) operating activities (net cash flow, continuing operations)	[33]	1,959	3,227	3,928

Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	[7.2]	491	275	275

Net cash provided by (used in) operating activities (net cash flow, total)		2,450	3,502	4,203

Cash outflows for additions to property, plant, equipment and intangible assets		(1,251)	(1,389)	(1,876)
Cash inflows from sales of property, plant, equipment and other assets		124	105	185
Cash inflows from divestitures		76	293	489
Cash inflows from noncurrent financial assets		90	1,189	850
Cash outflows for acquisitions less acquired cash		(358)	(2,188)	(15,351)
Interest and dividends received		400	451	686
Cash inflows (outflows) from current financial assets		105	(202)	287

Net cash provided by (used in) investing activities (total)	[34]	(814)	(1,741)	(14,730)

Capital contributions		10	—	1,174
Bayer AG dividend, dividend payments to minority stockholders, reimbursements of advance capital gains tax payments		(559)	(440)	(535)
Issuances of debt		1,393	2,005	13,931
Retirements of debt		(881)	(2,659)	(3,216)
Interest paid		(724)	(787)	(1,155)

Net cash provided by (used in) financing activities (total)	[35]	(761)	(1,881)	10,199

Change in cash and cash equivalents due to business activities (total)		875	(120)	(328)

Cash and cash equivalents at beginning of year		2,734	3,570	3,290

Change in cash and cash equivalents due to changes in scope of consolidation		6	(196)	(2)
Change in cash and cash equivalents due to exchange rate movements		(45)	36	(45)

Cash and cash equivalents at end of year	[36]	3,570	3,290	2,915

2004 and 2005 figures restated

Bayer Group
Consolidated Statements of Recognized Income and Expense

	Dec. 31,	Dec. 31,	Dec. 31,
	2004	2005	2006

	(€ million)
Changes in fair values of derivatives designated as hedges, recognized in stockholders’ equity	64	(15)	(59)
Changes in fair values of derivatives designated as hedges, recognized in the income statement	4	3	11
Changes in fair values of available-for-sale financial assets, recognized in stockholders’ equity	12	9	(7)
Changes in fair values of available-for-sale financial assets, recognized in the income statement	(6)	—	—
Revaluation surplus (IFRS 3)	66	—	—
Changes in actuarial gains (losses) relating to pensions and other post-employment benefits, recognized in stockholders’ equity	(740)	(1,207)	448
Exchange differences on translation of operations outside the euro zone	(304)	857	(725)
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	251	470	(148)
Deferred taxes on valuation adjustments, removed from stockholders’ equity and recognized in the income statement	(2)	—	3

Valuation adjustments recognized directly in stockholders’ equity	(655)	117	(477)

Income after taxes	682	1,595	1,695
Total income and expense recognized in the financial statements	27	1,712	1,218
• of which attributable to minority interest	(3)	6	7
• of which attributable to Bayer AG stockholders	30	1,706	1,211

Notes to the Consolidated Financial Statements of the Bayer Group
[1]     Key Data by Business Segment and Region
Key Data by Business Segment

	HealthCare				CropScience

							Environmental
			Consumer				Science,
	Pharmaceuticals		Health		Crop Protection		BioScience

Business Segments	2005	2006	2005	2006	2005	2006	2005	2006

	(€ million)
Net sales (external)	4,067	7,478	3,929	4,246	4,874	4,644	1,022	1,056
— Change	2.7%	83.9%	41.6%	8.1%	(1.7)%	(4.7)%	3.3%	3.3%
— Change currency adjusted	1.7%	84.5%	40.3%	8.5%	(4.3)%	(5.2)%	2.1%	3.7%
Intersegment sales	58	51	21	7	70	59	13	6
Other operating income	48	224	48	39	226	186	35	20
Operating result	475	563	448	750	532	384	158	200
Operating cash flow before changes in net working capital (gross operating cash flow)	449	1,086	474	634	762	691	202	209
Capital invested	2,501	18,253	3,498	3,477	7,372	7,203	1,477	1,403
CFRoI	18.7%	10.5%	13.3%	18.2%	10.7%	9.5%	13.8%	14.5%
Net cash flow	481	1,053	606	473	699	748	205	150
Equity-method income (loss)	—	—	—	—	—	—	—	—
Equity-method investments	4	—	—	—	—	—	—	—
Total assets	3,489	25,860	4,622	4,372	8,836	7,712	1,591	1,444
Capital expenditures	142	476	83	100	175	156	26	41
Amortization and depreciation	188	488	169	146	494	505	100	77
Liabilities	2,086	3,451	1,366	1,154	2,668	2,088	369	311
Research and development expenses	680	1,257	154	169	548	500	116	114
Number of employees (as of Dec. 31)	16,800	40,000	11,400	11,400	15,800	15,000	2,700	2,900

	MaterialScience

							Continuing
	Materials		Systems		Reconciliation		Operations

Business Segments	2005	2006	2005	2006	2005	2006	2005	2006

	(€ million)
Net sales (external)	2,837	2,925	6,609	7,236	1,363	1,371	24,701	28,956
— Change	28.0%	3.1%	23.6%	9.5%	—	—	18.0%	17.2%
— Change currency adjusted	27.4%	3.4%	22.8%	9.7%	—	—	16.7%	17.4%
Intersegment sales	14	25	142	138	(318)	(286)	—	—
Other operating income	14	17	41	66	363	178	775	730
Operating result	514	289	736	703	(349)	(127)	2,514	2,762
Operating cash flow before changes in net working capital (gross operating cash flow)	473	364	781	802	(27)	127	3,114	3,913
Capital invested	2,706	2,789	4,791	4,691	2,848	1,541	25,193	39,357
CFRoI	19.0%	13.2%	17.1%	16.9%	—	—	12.5%	12.1%
Net cash flow	466	324	871	957	(101)	223	3,227	3,928
Equity-method income (loss)	37	29	(47)	(54)	—	—	(10)	(25)
Equity-method investments	208	28	580	504	—	—	792	532
Total assets	2,770	2,742	5,125	4,745	7,493	6,091	33,926	52,966
Capital expenditures	304	282	338	471	142	213	1,210	1,739
Amortization and depreciation	151	159	320	348	186	190	1,608	1,913
Liabilities	610	597	1,632	1,681	15,970	32,910	24,701	42,192
Research and development expenses	70	76	144	151	17	30	1,729	2,297
Number of employees (as of Dec. 31)	4,700	5,000	9,400	9,900	21,800	21,800	82,600	106,000

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Key Data by Business Segment

	HealthCare				CropScience

							Environmental
			Consumer				Science,
	Pharmaceuticals		Health		Crop Protection		BioScience

Business Segments	2004	2005	2004	2005	2004	2005	2004	2005

	(€ million)
Net sales (external)	3,961	4,067	2,775	3,929	4,957	4,874	989	1,022
— Change	(9.4)%	2.7%	(1.5)%	41.6%	3.2%	(1.7)%	2.7%	3.3%
— Change currency adjusted	(5.9)%	1.7%	4.1%	40.3%	7.0%	(4.3)%	7.5%	2.1%
Intersegment sales	38	58	18	21	71	70	7	13
Other operating income	129	48	38	48	146	226	37	35
Operating result	399	475	448	448	386	532	106	158
Operating cash flow before changes in net working capital (gross operating cash flow)	386	449	352	474	739	762	154	202
Capital invested	2,305	2,501	1,390	3,498	6,932	7,372	1,454	1,477
CFRoI	16.8%	18.7%	24.8%	13.3%	10.9%	10.7%	10.6%	13.8%
Net cash flow	261	481	546	606	637	699	141	205
Equity-method income (loss)	—	—	—	—	—	—	—	—
Equity-method investments	4	4	—	—	—	—	—	—
Total assets	4,052	3,489	2,289	4,622	9,117	8,836	1,703	1,591
Capital expenditures	115	142	71	83	181	175	28	26
Amortization and depreciation	174	188	113	169	592	494	135	100
Liabilities	2,138	2,086	968	1,366	2,450	2,668	360	369
Research and development expenses	740	680	138	154	571	548	108	116
Number of employees (as of Dec. 31)	18,400	16,800	8,300	11,400	16,400	15,800	2,800	2,700

	MaterialScience

							Continuing
	Materials		Systems		Reconciliation		Operations

Business Segments	2004	2005	2004	2005	2004	2005	2004	2005

	(€ million)
Net sales (external)	2,217	2,837	5,349	6,609	677	1,363	20,925	24,701
— Change	17.3%	28.0%	14.4%	23.6%	—	—	3.5%	18.0%
— Change currency adjusted	23.2%	27.4%	18.8%	22.8%	—	—	7.7%	16.7%
Intersegment sales	13	14	116	142	(263)	(318)	—	—
Other operating income	22	14	106	41	324	363	802	775
Operating result	184	514	348	736	(214)	(349)	1,657	2,514
Operating cash flow before changes in net working capital (gross operating cash flow)	271	473	484	781	165	(27)	2,551	3,114
Capital invested	2,267	2,706	4,344	4,791	3,684	2,848	22,376	25,193
CFRoI	11.9%	19.0%	9.8%	17.1%	—	—	10.8%	12.5%
Net cash flow	152	466	289	871	(67)	(101)	1,959	3,227
Equity-method income (loss)	4	37	(131)	(47)	(12)	—	(139)	(10)
Equity-method investments	176	208	562	580	—	—	742	792
Total assets	2,513	2,770	4,724	5,125	5,796	7,493	30,194	33,926
Capital expenditures	106	304	185	338	135	142	821	1,210
Amortization and depreciation	168	151	326	320	221	186	1,729	1,608
Liabilities	511	610	1,475	1,632	15,608	15,970	23,510	24,701
Research and development expenses	60	70	139	144	16	17	1,772	1,729
Number of employees (as of Dec. 31)	4,400	4,700	8,900	9,400	21,800	21,800	81,000	82,600

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Key Data by Business Region

										Latin America/
	Europe			North America			Asia/Pacific			Africa/Middle East

Regions	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(€ million)
Net sales (external) — by market	8,751	10,771	12,652	5,790	6,496	7,779	3,509	4,073	4,610	2,875	3,361	3,915
— Change	7.2%	23.1%	17.5%	(8.1)%	12.2%	19.8%	9.4%	16.1%	13.2%	12.7%	16.9%	16.5%
— Change currency adjusted	7.2%	22.9%	17.4%	—	11.3%	19.9%	15.1%	15.2%	15.0%	19.1%	10.5%	16.0%
Net sales (external) — by point of origin	9,531	11,655	13,696	5,807	6,492	7,776	3,306	3,931	4,410	2,281	2,623	3,074
— Change	7.7%	22.3%	17.5%	(8.0)%	11.8%	19.8%	9.8%	18.9%	12.2%	11.6%	15.0%	17.2%
— Change currency adjusted	7.7%	22.1%	17.5%	0.1%	10.9%	19.9%	15.9%	18.0%	14.0%	19.2%	6.9%	16.5%
Interregional sales	3,129	3,536	4,315	1,303	1,485	1,795	142	176	210	114	172	228
Other operating income	570	397	474	116	227	98	57	49	46	59	102	112
Operating result	889	1,167	1,581	281	767	821	323	436	296	395	310	204
Operating cash flow before changes in net working capital (gross operating cash flow)	1,374	1,557	2,495	611	978	1,016	336	431	335	340	265	183
Equity-method income (loss)	(39)	6	1	(100)	(17)	(27)	—	1	1	—	—	—
Equity-method investments	429	440	232	307	345	297	2	3	3	4	4	—
Total assets	17,784	18,939	37,255	6,707	7,145	7,881	2,483	3,589	3,965	1,830	2,351	2,500
Capital expenditures	460	497	777	193	244	398	122	380	472	46	89	92
Amortization and depreciation	1,073	980	1,201	434	419	459	117	99	138	43	56	68
Liabilities	15,566	17,091	29,985	5,122	4,779	4,928	946	1,047	1,463	733	992	1,049
Research and development expenses	1,286	1,193	1,639	398	445	551	68	66	80	20	25	27
Number of employees (as of Dec. 31)	45,000	45,700	57,800	14,900	13,100	17,200	11,500	13,200	17,300	9,600	10,600	13,700

	Reconciliation			Continuing Operations

Regions	2004	2005	2006	2004	2005	2006

	(€ million)
Net sales (external) — by market	—	—	—	20,925	24,701	28,956
— Change	—	—	—	3.5%	18.0%	17.2%
— Change currency adjusted	—	—	—	7.7%	16.7%	17.4%
Net sales (external) — by point of origin	—	—	—	20,925	24,701	28,956
— Change	—	—	—	3.5%	18.0%	17.2%
— Change currency adjusted	—	—	—	7.7%	16.7%	17.4%
Interregional sales	(4,688)	(5,369)	(6,548)	—	—	—
Other operating income	—	—	—	802	775	730
Operating result	(231)	(166)	(140)	1,657	2,514	2,762
Operating cash flow before changes in net working capital (gross operating cash flow)	(110)	(117)	(116)	2,551	3,114	3,913
Equity-method income (loss)	—	—	—	(139)	(10)	(25)
Equity-method investments	—	—	—	742	792	532
Total assets	1,390	1,902	1,365	30,194	33,926	52,966
Capital expenditures	—	—	—	821	1,210	1,739
Amortization and depreciation	62	54	47	1,729	1,608	1,913
Liabilities	1,143	792	4,767	23,510	24,701	42,192
Research and development expenses	—	—	—	1,772	1,729	2,297
Number of employees (as of Dec. 31)	—	—	—	81,000	82,600	106,000

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[2]     General information
      The consolidated financial statements of the Bayer Group as of December 31, 2006 have been prepared — pursuant to Section 315a of the German Commercial Code — according to the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, which are recognized by the European Union, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), in effect at the closing date.
      Bayer Aktiengesellschaft (Bayer AG) is a global enterprise based in Germany. Its business activities in the fields of health care, nutrition and high-tech materials are divided among the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups, respectively. The activities of the various segments are outlined in Note [6].
      A Declaration of Conformity with the German Corporate Governance Code has been issued pursuant to Section 161 of the German Stock Corporation Act and made available to stockholders.
      The Board of Management of Bayer AG approved the consolidated financial statements of the Bayer Group on February 27, 2007 for submission to the company’s Supervisory Board. They were submitted to the Audit Committee of the Supervisory Board on March 8, 2007 and approved by the Supervisory Board at its meeting on March 12, 2007.
      The financial statements of the consolidated companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The financial statements of the individual consolidated companies are prepared as of the closing date for the Group statements.
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
      The income statement is prepared using the cost-of-sales method, in which expenses are classified according to their function as cost of goods sold, selling expenses, research and development expenses, general administration expenses or other operating expenses.
      In the income statement and balance sheet, certain items are combined for the sake of clarity and explained in the Notes. Assets and liabilities are classified by maturity. They are classified as current if they mature within one year or are held for sale, and as noncurrent if they remain in the Bayer Group for more than one year. Trade accounts receivable and payable, claims for tax refunds, tax liabilities and inventories are always presented as current items, deferred tax assets and liabilities as noncurrent items.
      In compliance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), a distinction was made in 2006 between continuing operations and discontinued operations or assets held for sale. The discontinued operations are recognized as separate line items in the balance sheet for fiscal 2006 and in the income and cash flow statements for 2004, 2005 and 2006. Depreciation of noncurrent assets allocable to discontinued operations ceased when the respective divestiture was announced. All data in these Notes refer to continuing operations, except where otherwise indicated. Discontinued operations are described in Note [7.2].
      Changes in recognition and valuation principles are explained in the Notes. The retrospective application of new or revised standards requires — except as otherwise provided in the respective standard — that earnings for the preceding year and the opening balance sheet for the reporting year be restated as if the new recognition and valuation principles had been applied in the past. The financial statements as of December 31, 2005 and 2004 have therefore been restated in line with the new and revised standards applied by the Bayer Group as of January 1, 2006.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[3]     Effects of new accounting pronouncements

Accounting standards applied for the first time in 2006
      In 2006 the following accounting standards and interpretations had to be applied for the first time. None of the following standards had a material impact on the Group’s net assets, financial position, results of operations or earnings per share in the current period.
      In August 2005, the IASB issued amendments to IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts). The amendments are intended to insure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. The amendments define a financial guarantee contract as a “contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.” The amendment is to be applied for annual periods beginning on or after January 1, 2006.
      In December 2004, the IFRIC issued the interpretation IFRIC 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Rehabilitation Funds), which specifies the accounting treatment of cash reimbursements from funds set up to cover costs of waste disposal, environmental remediation and similar commitments. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The interpretation is not relevant for the Bayer Group since it does not participate in such funds.
      In September 2005, the IFRIC issued IFRIC 6 (Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment). IFRIC 6 clarifies when certain producers of electrical goods will need to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The amendment is to be applied for annual periods beginning on or after December 1, 2005.
      In November 2005, the IFRIC issued IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies). IFRIC 7 clarifies how comparative amounts in financial statements should be restated when an entity’s functional currency becomes hyperinflationary. IFRIC agreed that when hyperinflationary status is reached, an entity must restate its financial statements as though the economy had always been hyperinflationary. In addition, IFRIC 7 also provides guidance on how deferred tax items in the opening balance sheet should be restated.
      In March 2006, the IFRIC issued IFRIC 9 (Reassessment of Embedded Derivatives). The interpretation addresses the timing of when a contract must be assessed to determine if an embedded derivative exists that needs to be separated and fair valued. The IFRIC concluded that the assessment has to be carried out only when the entity first enters into the contract. A subsequent reassessment is prohibited unless there is a change in terms of the contract that significantly modifies the cash flows.

Newly issued accounting standards
      In July 2006, the IFRIC issued IFRIC 10 (Interim Financial Reporting and Impairment). This interpretation addresses the interaction between the requirements of IAS 34 (Interim Financial Reporting) and the recognition of impairment losses on goodwill under IAS 36 (Impairment of Assets) and investments in equity instruments as well as financial assets carried at cost under IAS 39 (Financial Instruments: Recognition and Measurement). The IFRIC concluded that where an entity has recognized an impairment loss in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost, that impairment must not be reversed in subsequent interim financial statements or in annual financial statements. IFRIC 10 is to be applied for annual periods beginning on or after November 1, 2006. The Bayer Group does not believe that the application of this interpretation will have a material impact on the Group’s financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In November 2006, the IFRIC issued IFRIC 11 (IFRS 2 Group and Treasury Share Transactions). The interpretation addresses how to apply IFRS 2 (Share-based Payment) to accounting for share-based payment arrangements involving an entity’s own equity instruments. It also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 is to be applied for annual periods beginning on or after March 1, 2007. The Bayer Group is currently evaluating the impact that application of the interpretation may have on the Group’s financial position, results of operation or cash flows.
      In November 2006, the IFRIC issued IFRIC 12 (Service Concession Arrangements). Service concessions are arrangements whereby a government or other public-sector entity grants contracts for the supply of public services  — such as roads, airports, prisons and energy and water supply and distribution facilities — to private-sector operators. IFRIC 12 is to be applied for annual periods beginning on or after January 1, 2008. The Bayer Group does not believe that the application of this interpretation will have a material impact on the Group’s financial position, results of operations or cash flows.
      In August 2005, the IASB issued the new standard IFRS 7 (Financial Instruments: Disclosures), which is to be applied for annual periods beginning on or after January 1, 2007. This standard specifies the information on financial instruments that is to be provided in the notes to the financial statements. IFRS 7 provides for financial instruments to be grouped into certain categories and specific disclosures to be made for each category, including the significance of the instruments and the nature and extent of the risks associated with them. The new standard will affect the nature and modality of financial instrument disclosures in the financial statements of the Bayer Group, but not the recognition or measurement of the instruments.
[4]     Basic principles of the consolidated financial statements

[4.1] Scope of consolidation and consolidation methods
      The consolidated financial statements include those companies in which Bayer AG directly or indirectly has a majority of the voting rights (subsidiaries) or from which it is able to derive the greater part of the economic benefit and bears the greater part of the risk by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies’ accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so.
      However, associates in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of an associate is adjusted annually by the percentage of any change in its stockholders’ equity corresponding to Bayer’s percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. Bayer’s share of changes in these companies’ stockholders’ equities that are recognized in their income statements — including write-downs of goodwill — are recognized in the Bayer Group consolidated income statement in the non-operating result. Intercompany profits and losses for these companies were not material in either 2006 or 2005. Further details of the companies included at equity in the Group financial statements are given in Note [19].
      Subsidiaries that do not have a material impact on net assets or results of operations, either individually or in aggregate, are not consolidated. Further details of changes in the scope of consolidation and the individual companies consolidated are given in Note [7.1].
      Capital consolidation is performed according to IAS 27 (Consolidated and Separate Financial Statements) by offsetting the net carrying amounts of subsidiaries in the balance sheet against their underlying equity as valued at the respective acquisition dates. The identifiable assets and liabilities (including contingent liabilities) of subsidiaries and joint ventures are included at their fair values in proportion to Bayer’s interest. Remaining differences are recognized as goodwill.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.
      Deferred taxes are recognized for temporary differences related to consolidation entries.
      Joint ventures are included by proportionate consolidation according to the same principles.

[4.2] Foreign currency translation
      In the financial statements of the individual consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Derivative financial instruments are stated at fair value.
      The majority of consolidated companies outside the euro zone are to be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to IAS 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies.
      The assets and liabilities of foreign companies at the start and end of the year are translated at closing rates. All changes occurring during the year and all income and expense items are translated at average rates for the year. Components of stockholders’ equity are translated at the historical exchange rates prevailing at the respective dates of their first-time recognition in Group equity.
      The differences between the resulting amounts and those obtained by translating at closing rates are reflected in other comprehensive income and stated separately in the tables in the Notes under “Exchange differences on translation of operations outside the euro zone” or “Exchange differences.” When a company is deconsolidated, exchange differences recognized in stockholders’ equity are removed from equity and recognized in the income statement.
      Acquisition-related goodwill and remeasurement amounts arising at companies outside the euro zone are translated at the closing rate on the acquisition date.
      The exchange rates for major currencies against the euro varied as follows:

		Closing rate			Average rate

		2004	2005	2006	2004	2005	2006

		(€1)			(€1)
Argentina	ARS	4.05	3.57	4.04	3.66	3.64	3.86
Brazil	BRL	3.62	2.76	2.82	3.64	3.04	2.73
U.K.	GBP	0.71	0.69	0.67	0.68	0.68	0.68
Japan	JPY	139.65	138.90	156.93	134.40	136.86	146.04
Canada	CAD	1.64	1.37	1.53	1.62	1.51	1.42
Mexico	MXN	15.23	12.59	14.27	14.04	13.58	13.69
Switzerland	CHF	1.54	1.56	1.61	1.54	1.55	1.57
U.S.A.	USD	1.36	1.18	1.32	1.24	1.24	1.26

[4.3] Basic recognition and valuation principles

Net sales and other operating income
      Sales are recognized upon transfer of risk or rendering of services to third parties if it is sufficiently probable that the transaction’s economic benefit to the company will actually be realized, and are reported net of sales taxes and rebates.
      Where sales of products or services involve the provision of multiple elements which may contain different remuneration arrangements such as prepayments, milestone payments etc. — for example research and development alliances and co-promotion agreements — they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. The delivered elements

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
are separated if (a) they have value to the customer on a stand-alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered element(s) and (c) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and is substantially in the control of the company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate accounting unit.
      Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded. These amounts are deducted from net sales. Payments relating to the sale or outlicensing of technologies or technological expertise — once the respective agreements have become effective — are immediately recognized in income if all rights relating to the technologies and all obligations resulting from them have been relinquished under the contract terms and Bayer has no continuing obligation to perform under the agreement. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances.
      Contractually agreed upfront payments and similar non-refundable payments received under these agreements are recorded as deferred revenue and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments received that are linked to the achievement of significant and substantive technological or regulatory hurdles in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues such as license fees, rentals, interest income or dividends are recognized according to the same principles.

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
      According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs must be capitalized if, and only if, specific, narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will also cover the respective development costs. Since development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied.
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The Bayer Group capitalizes the costs incurred in the application development phase of in-house software development. These costs are amortized over the useful life of the software from the date it is placed in service.

Goodwill and other intangible assets
      Acquired intangible assets — with the exception of goodwill and other assets with indefinite useful lives — are recognized at cost and generally amortized by the straight-line method over a period of 3 to 30 years, depending on their estimated useful lives. Write-downs are made for impairment losses. They are written back if the reasons for the previous write-downs no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. Amortization for 2006 has been allocated to the respective functional cost items.
      Since January 1, 2005, goodwill, including that arising on acquisitions, has not been amortized. In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill, including that arising on acquisitions, is no longer amortized, but — in common with other intangible assets with indefinite useful lives — tested annually for possible impairment. This is done more frequently if events or changes in circumstances indicate a possible impairment. Further details of the annual impairment test for goodwill are given in Note [4.5].

Property, plant and equipment
      Property, plant and equipment is carried at the cost of acquisition or construction and — where subject to depletion — depreciated over its estimated useful life or written down if its value falls below its net carrying amount (impairment loss).
      The cost of acquisition comprises the acquisition price, ancillary costs and subsequent acquisition costs less any reduction received on the acquisition price. Where an obligation exists to dismantle or remove the asset or restore a site to its former condition at the end of the asset’s useful life, the estimated cost of such dismantlement, removal or restoration is added to the asset’s cost of acquisition and a corresponding provision is recognized. The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads.
      If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction in accordance with IAS 23 (Borrowing Costs).
      Expenses for the repair of property, plant and equipment, such as ongoing maintenance costs, are normally charged to income. The cost of acquisition or construction is capitalized retroactively if the expenses related to the asset will result in future economic benefits.
      Property, plant and equipment is depreciated by the straight-line method, except where depreciation based on actual depletion is more appropriate. Depreciation for the year is allocated to the respective functional cost items.
      If an asset’s value falls below its net carrying amount, the latter is reduced accordingly. In compliance with IAS 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. They are written back if the reasons for the previous write-downs no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. Further details of impairment testing procedures are given in Note [4.5].
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

Financial assets
      Financial assets comprise receivables, acquired equity and debt instruments, cash and cash equivalents and derivative financial instruments with positive fair values.
      They are classified as financial assets and accounted for in compliance with IAS 39 (Financial Instruments: Recognition and Measurement), which specifies that financial assets must be recognized in the consolidated financial statements if the Bayer Group has a contractual right to receive cash or another financial asset from another entity. Regular way purchases and sales of financial assets are posted on the settlement date. Financial assets are initially recognized at fair value plus transaction costs. The transaction costs incurred for the purchase of financial assets held at fair value through profit or loss are expensed immediately. Interest-free or low-interest receivables are initially reflected at the net present value of the expected future cash flows. For purposes of subsequent measurement, financial assets are allocated to the following categories:

•	Financial assets held at fair value through profit or loss comprise those financial assets that are held for trading. This category comprises receivables from forward commodity contracts and receivables from other derivative financial instruments, which are included in “other financial assets,” except where hedge accounting is used. Changes in the fair value of financial assets in this category are recognized in the income statement when the increase or decrease in value occurs.

•	Loans and receivables are non-derivative financial assets that are not quoted in an active market. They are carried at amortized cost. This category comprises trade accounts receivable, the financial receivables and loans included in other financial assets, the additional financial receivables and loans reflected in miscellaneous receivables, and cash and cash equivalents. Interest income from items assigned to this category is determined using the effective interest method, insofar as such items are not classified as current receivables and the effect of discounting interest is not material.

•	Held-to-maturity financial assets are non-derivative financial assets, with fixed or determinable payments, that are to be held for a fixed period of time. They are accounted for at amortized cost using the effective interest method. Held-to-maturity financial investments are recognized in other financial assets.

•	Available-for-sale financial assets are those non-derivative financial assets that are not assigned to any of the above categories. In particular, they comprise equity instruments recognized at fair value and debt instruments not to be held to maturity, which are included in other financial assets. Changes in the fair

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

value of available-for-sale financial assets are recognized in stockholders’ equity and not released to the income statement until the assets are sold or impaired. Where possible, a fair value for equity and debt securities is derived from market data. Financial assets for which no market price is available and whose fair value cannot be reliably estimated are carried at amortized cost.
      If there are substantial, objective indications that loans and receivables, held-to-maturity financial assets or available-for-sale financial assets are impaired, their carrying amount is compared to the present value of the expected future cash flows, discounted by the current market rate of return on a comparable financial asset. If an impairment is confirmed, they are written down by the difference between the two amounts. Indications of impairment include the fact that a company has been making an operating loss for several years, a reduction in market value, a significant deterioration in credit standing, material breach of contract, a high probability of insolvency or other financial restructuring of the debtor, or the disappearance of an active market for the asset.
      Previous write-downs are written back if the reasons for them no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. No write-backs are made for available-for-sale equity instruments.
      Financial assets are derecognized when the contractual rights to receive the cash flows from the financial assets expire or the financial assets are transferred, together with all material risks and benefits.
      The management of financial and commodity price risks and, in particular, the accounting treatment of derivative financial instruments and hedging relationships involving them, are explained in more detail in Note [30].

Inventories
      In accordance with IAS 2 (Inventories), inventories encompass assets (finished goods and goods purchased for resale) that are held for sale in the ordinary course of business, that are in the process of production for such sale (work in process) or that take the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are recognized at the lower of acquisition or production cost — calculated by the weighted-average method — and fair value less costs to sell, which is the realizable sale proceeds under normal business conditions less estimated production costs and selling expenses.

Taxes
      Income taxes comprise all taxes levied on the Group’s taxable income. The remaining taxes, such as property, electricity and other energy taxes, are included in the cost of goods sold or in selling, research and development or general administration expenses.
      In compliance with IAS 12 (Income Taxes), deferred taxes are calculated for temporary differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the balance sheet drawn up for tax purposes, for consolidation measures, and for tax loss carryforwards likely to be realizable.
      Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are recognized to the extent that it is sufficiently probable that taxable income will be available in the future to enable the tax loss carryforwards to be utilized.
      Deferred taxes are calculated at the rates which — on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date — are expected to apply in the individual countries at the time of realization. Where legally permitted, deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority.

Provisions
      Provisions are recognized for obligations arising from past events that will probably give rise to a future outflow of resources, provided that a reliable estimate can be made of the amount of the obligation.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The accounting and valuation principles for pension and other post-employment benefit obligations are outlined in Note [25].
      Other provisions are measured in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the expenditure that would be required to meet the present obligation as of the reporting date. Where the cash outflow to settle an obligation is not expected to occur until after one year, the provision is recognized at the present value of the expected cash outflow. Reimbursement receivables from third parties are capitalized separately if their realization is virtually certain.
      If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the operating expense item(s) in which the original charge was recognized.
      Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Reimbursements to be received from the German authorities under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Sales-related commitments mainly relate to the granting of rebates or discounts, acceptance of product returns, and obligations regarding services already received but not yet invoiced.
      Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these can be reliably estimated. These provisions cover the estimated payments to plaintiffs, court fees, attorney costs and the cost of potential settlements. Further details of legal risks are given in Note [32].

Financial liabilities
      Financial liabilities comprise primary financial liabilities and negative fair values of derivative financial instruments.
      Primary financial liabilities are recognized in the balance sheet if the Bayer Group has a contractual obligation to transfer cash or other financial assets to another party. Initial recognition is at the fair value of the consideration received or the value of payments received less any transaction costs. In subsequent periods, primary financial liabilities are measured at amortized cost using the effective interest method. Liabilities relating to finance leases are carried at the present value of the minimum future lease payments.
      Derivative financial instruments are carried at fair value through profit or loss unless hedge accounting is used. Negative fair values of derivative financial instruments are included in financial liabilities or other liabilities.
      Financial liabilities are derecognized when the contractual obligation is discharged, canceled or expires.
      The management of financial and commodity price risks and, in particular, the accounting treatment of derivative financial instruments and hedging relationships involving them, are explained in more detail in Note [30].
      Under IAS 32 (Financial Instruments: Presentation), financial instruments are only classified as equity if no contractual obligation exists to repay the capital or deliver other financial assets to the issuer. Where a third party holding a (minority) interest in a consolidated subsidiary is contractually entitled to terminate its participation and at the same time claim repayment of its capital contribution, such capital is recognized as a liability in the Group statements even if it is classified as equity in the respective jurisdiction. The redeemable capital of a minority stockholder is recognized at the amount of such stockholder’s pro-rata share of the subsidiary’s net assets.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Other receivables and liabilities
      Accrued items, advance payments and non-financial assets and liabilities are carried at amortized cost. They are amortized to income by the straight-line method or according to performance of the underlying transaction.
      In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet under other liabilities and amortized to income over the useful lives of the respective assets.
     [4.4]     Cash flow statement
      The cash flow statement shows how the liquidity of the Bayer Group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). The cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months.
      The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at closing rates as in the balance sheet. The effect of changes in exchange rates on cash and cash equivalents is shown separately.
      Cash and cash equivalents contain the proceeds from the divestiture of discontinued operations and cash inflows from these operations prior to divestiture. In principle, therefore, the statement of cash flows must account for all cash inflows and outflows for both continuing and discontinued operations. However, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) specifies that cash flows from operating, investing and financing activities be classified by continuing and discontinued operations. The discontinued operations’ shares of the cash flows from operating, investing and financing activities are stated separately in Note [7.2].
      In both the balance sheet and the income statement, however, the amounts corresponding to the components of the net operating cash flow are shown for continuing operations only. This is the case, for example, with the amounts of inventories, receivables and payables recognized in the balance sheet that determine the changes in working capital shown in the cash flow statement. The income after taxes from continuing operations that is recognized in the income statement forms the starting-point for the cash flow statement. To ensure that the presentation of operating activities in the cash flow statement is consistent with the income statement and balance sheet, the net operating cash flow from continuing operations is therefore stated first on the face of the cash flow statement. The total net operating cash flow from discontinued operations is shown in the next line, by analogy with the presentation of income after taxes in the income statement. The cash flows from continuing and discontinued operations are added together to give the net operating cash flow for the entire business.
     [4.5]     Procedure used in global impairment testing and its impact
      In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill and other intangible assets with indefinite useful lives are no longer amortized but tested regularly for impairment.
      Where goodwill or other indefinite-lived intangible assets allocated to a cash-generating unit are not likely to generate identifiable future economic benefits independently of other assets, they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. This involves comparing the residual carrying amount of each cash-generating unit to the recoverable amount, which is the higher of the cash-generating unit’s fair value less costs to sell and its value in use. In the Bayer Group, the strategic business entities — the financial reporting levels below the segments — are defined as the cash-generating units.
      Where the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized for the difference. First, the goodwill of the relevant strategic business entity is written down

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
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
      Bayer calculates the total cost of capital on the basis of the debt/equity ratio using the weighted average cost of capital (WACC) formula. The cost of equity corresponds to the return expected by stockholders, while the cost of debt is based on the conditions on which the company can obtain long-term financing. Both components are derived from capital market information.
      To allow for the different risk and return profiles of the principal businesses, the after-tax cost of capital is calculated separately for each of the subgroups. The discount rates used are 7.6 percent (2005: 7.4 percent) for HealthCare, 7.9 percent (2005: 8.0 percent) for CropScience and 7.3 percent (2005: 7.0 percent) for MaterialScience.
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
      To enhance the information content of the estimates, certain provisions that could have a material effect on the financial position and results of operations of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect uncertainty about the likelihood of the assumed events actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note [25].
      Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group’s financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies that we disclose will not necessarily result in material changes to our financial statements in any given period but rather contain a potential for material change. The main accounting and valuation policies used by the Bayer Group are outlined in Note [4.3]. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Company considers that the following accounting policies should be considered critical accounting policies.

Intangible assets and property, plant and equipment
      As discussed in Notes [17] and [18] at December 31, 2006 the Bayer Group had intangible assets with a net carrying amount of €24,034 million including goodwill of €8,227 million, and property, plant and equipment with a net carrying amount of €8,867 million. Intangible assets with finite useful lives and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Intangible assets with finite useful lives and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and intangible assets with indefinite useful lives must be tested annually for impairment. In compliance with IAS 36 (Impairment of Assets), impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks as well as additional risks resulting from the volatility of the respective line of business. The present value of future cash flows measures an asset’s value based on our continuing use of the asset and its retirement at the end of its useful life. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is presented in Note [4.5] and Note [17].
      To illustrate the Bayer Group’s impairment loss measurement on a segment level, if the actual present value of future cash flows were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment would have to be impaired by €146 million. In the Systems segment, the net carrying amounts would have to be impaired by €42 million. We have focused our analysis on the Crop Protection and Systems segments because we believe that these are the only of our segments where impairments of goodwill and other intangibles under the assumptions described above are reasonably likely to have a material adverse effect on the results of operations of the respective segments. If the weighted average cost of capital used for the impairment test were increased by 10 percent, assets of the Crop Protection and Systems segment would have to be impaired by €85 million or €34 million, respectively. In quantifying our sensitivity analysis, we modeled a 10 percent decline as a negative change up to this magnitude is in our view reasonably likely. We do not now believe that greater changes are reasonably likely given our experiences in the Crop Protection and System segments.
      Applying these policies, we recognized impairment charges in each of the years 2006, 2005 and 2004. The following table sets forth these charges based on their allocation to our continuing businesses and our discontinued operations.

	2004	2005	2006

	(€ million)
Impairment charges (continuing businesses)	26	77	172
Impairment charges (discontinued operations)	63	—	18

Total impairment charges	89	77	190

      In 2004 and 2005, we recognized impairment charges largely as a result of our decisions to close or relocate several facilities and sites within our continuing businesses as part of our strategic reorientation and focus on our core businesses.
      The impairment charges within discontinued operations 2004 related to the sale of our plasma business (€24 million in 2004) and the spin-off of the former LANXESS segment (€39 million in 2004). We recorded an additional €24 million impairment charge related to this business in 2004 based on price negotiations with the purchaser. We updated our cash flow assumptions for the LANXESS businesses as a result of sustained pressure on its margins resulting from adverse foreign exchange rates, ongoing consolidation in customers in the industries LANXESS served, overcapacities in certain market segments and an increase in competition, particularly from Asian suppliers. We recognized an additional €39 million in impairment charges for the spun off LANXESS businesses in 2004 due to further revisions of the economic assumptions within the strategic business entities Performance Chemicals, Engineering Plastics and Chemical Intermediates.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Impairment charges and write-downs on tangible assets in 2005 originated especially from our decision to shut down or to relocate different production facilities and sites in the United States in our continuing businesses (€33 million). Also, in 2005 capitalized marketing rights for our product, Viadur®, were impaired by €15 million. We revised this estimate in 2006 and wrote off the remaining intangible asset of €19 million.
      Impairment charges and write-downs in 2006 were predominantly due to further restructurings of our sites in the United States (€14 million), partly related to acquisitions, as well as changes in plans for the expansion of our chlorine alkali facilities in Baytown, Texas (€31 million). In addition, restructuring efforts pursued in the year 2006 within the Bayer CropScience subgroup and the Bayer Industrial Services GmbH & Co. OHG resulted in impairment charges and write-downs on tangible assets of €19 million and €30 million, respectively. In 2006 the capitalized costs of an acquired development project for the product alfimeprase within the Bayer HealthCare subgroup were impaired by €41 million. Within discontinued operations an impairment charge was recognized within the H.C. Starck group for its Battery business in Canada (€17 million).
      Although we believe that our estimates of the relevant expected useful lives, our assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates, and our estimations of the discounted future cash flows, are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends expected reverse.

Research and development
      In addition to the in-house research and development activities, various research and development collaborations and alliances are maintained with third parties. These collaborations and alliances involve provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of development costs incurred with respect to in-house research and development activities before receipt of regulatory approvals are not satisfied, and these costs are also expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, under IAS 38 (revised), which entered into effect on January 1, 2005, milestone payments relating to acquired assets in development must be capitalized to the extent that they are related to the acquisition of the related technology rights, even if uncertainties exist as to whether the research and development will ultimately be successful in producing a saleable product. If research and development collaborations are embedded in contracts for a strategic alliance, considerable judgment is involved in determining whether milestone-based payments reflect the funding of research and development or if they are related to the acquisition of an underlying compound or other rights. Factors considered in reaching this determination are (a) the nature of the payment, for example whether it is related to regulatory approval, a sales target or outsourced research and development activities, and (b) the relative fair values of the planned research and development activities compared to the total value of the payment.

Net sales
      We recognize revenue for product sales and the rendering of services when:

•	the significant risks and rewards of ownership of the goods are transferred to the customer,

•	the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold,

•	the amount of revenue and costs incurred or to be incurred can be measured reliably, and

•	it is probable that the economic benefits associated with the transaction will flow to the company.
      At the time revenue is recognized, we also record estimates for revenue deductions including cash discounts, rebates and product returns. Also, we record revenues net of items we collect on behalf of third parties, such as

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
sales taxes and goods and service taxes. We report our net sales after deducting all sales deductions from our gross revenue.
      The majority of our sales deductions are subject to formula-based determination using factors such as a fixed percentage of the sales volume or gross sales proceeds. Accordingly, estimates related to sales deductions are predominantly based on historical experience, specific contractual terms and future expectations of our sales development in each of our business segments. We believe that assumptions other than those that we discuss are not reasonably likely to occur or not applicable to our business. We estimate the potential for future variability in provisions for anticipated sales deductions to be insignificant with respect to our reported operating results. We have not made adjustments to our provisions for rebates, cash discounts or returns for sales made in prior periods that were material in relation to our income before income taxes in any of the periods covered by the financial statements included in this annual report.
      Provisions for rebates were 1.6 percent of our total net sales in 2006 (2005: 1.4 percent; 2004: 1.5 percent). In addition to rebates, we offer cash discounts for prompt payment in some countries. Our provisions for cash discounts were less than 0.1 percent of total net sales as of December 31, 2006, 2005 and 2004.
      We deduct provisions for returned defective goods or related to contractual arrangements to return saleable products on the date of sale or at the time when the amount of future returns can be reasonably estimated. If future product returns cannot be reasonably estimated and are significant to the sale transaction, both the recognition of revenues and of the related cost of sales are deferred until an estimate may reasonably be made or when the right to return the goods has expired. Provisions for product returns were 0.1 percent of total net sales in 2006 (2005: 0.3 percent; 2004: 0.3 percent).
      Some of the Bayer Group’s revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as other liabilities and recognized in income over the estimated performance period stipulated in the agreement. Milestone payments linked to the achievement of a significant and substantive technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partially on the basis of assumptions.

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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
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
      Determination of the discount rate is also based on a bond portfolio corresponding to the expected cash outflows from the pension plans. The average return of this bond portfolio serves as benchmark when determining the discount rate.
      The assumption for the expected return-on-assets reflects a long-term global capital market return that corresponds to the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared toward regulatory compliance and toward maintaining the risk structure corresponding to the benefit obligations. To this end, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.
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
      On December 31, 2006, the present value of our defined benefit obligations for pensions and other post-employment benefits payable under defined benefit plans was €16,708 million. Note [25] contains an analysis of the sensitivities of our defined benefit obligation to a 0.5 percent increase or decrease in any of our discount rate, projected remuneration increases and projected future benefit increases and the effects on our results of operations in which these changes would result. It also sets forth the changes in our accumulated actuarial losses related to changes in these actuarial parameters.

Environmental provisions
      The business of the Bayer Group is subject to a variety of laws and regulations in the jurisdictions in which it operates or maintains properties. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be reliably estimated and no future benefits are expected from such measures. Our provisions for environmental protection measures amounted to €262 million on December 31, 2006 and €279 million on December 31, 2005.
      It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, the conclusions in expert opinions we obtain regarding our environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, we

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
believe our provisions to be adequate based upon currently available information. There were no significant changes in our assumptions or estimates that impacted our statements of income in 2004, 2005 or 2006.
      However, given the inherent difficulties in estimating liabilities in the businesses in which we operate, especially those for which the risk of environmental damage is relatively greater (CropScience and MaterialScience), it remains possible that material additional costs will be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position or results of operations. Further information on environmental provisions can be found in Note [26.2].

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
      Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees, attorney costs and the cost of potential settlements. We have in the past adjusted existing provisions as proceedings have continued, been settled or otherwise provided further information on which we could review the likelihood of outflows of resources and their measurability, and we expect to continue to do so in future periods.
      During 2004, we recorded the following litigation related charges: €83 million in respect of fines paid in antitrust proceedings for rubber and urethane products, €47 million with respect to the Lipobay/ Baycol proceedings and €16 million with respect to the Phenylpropanolamine (PPA) proceedings.
      During 2005, we had operating charges based on our expected payments totaling €336 million related to our rubber-and urethane-related antitrust proceedings, as well as charges in respect of our Lipobay/ Baycol proceedings (€43 million) and our PPA proceedings (€62 million).
      Provisions for litigation-related expenses totaled €434 million on December 31, 2006. During 2006, we recorded €135 million other operating expenses on the basis of expected payments, which mainly relate to proceedings in connection with Lipobay/ Baycol (€35 million), to patent infringement (€24 million) and to proceedings in connection with former rubber product lines (€51 million). Further details on legal risks and the related effects on our results of operations are contained in Note [41] as well as in Note [32].

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
      Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes what it believes to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile. On December 31, 2006, net liabilities for current tax payments amounted to €908 million, and net deferred tax liabilities amounted to €3,141 million. We reversed provisions in our U.S. subsidiary totaling €104 million in 2005 that related to tax positions taken in periods that were closed with the Internal Revenue Service.
      Further information on income taxes is provided in Note [14].

Acquisition accounting
      We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired tangible and intangible assets have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.
      Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Schering AG, Berlin, Germany included the following:
      For intangible assets associated with products, product related technology, and qualified in-process research and development (IPR&D) we base our valuation on the expected future cash flows using the Multi-Period Excess Earnings approach. This method employs a discounted cash flow analysis using the present value of the estimated after-tax cash flows expected to be generated from the purchased intangible asset using risk adjusted discount rates and revenue forecasts as appropriate. The period of expected cash flows was based on the individual patent protection, taking into account the term of the product’s main patent protection and essential extension of patent protection, as well as market entry of generics, considering sales, volume, prices, potential defense strategies and market development at patent expiry.
      For the valuation of brands the Relief-from-Royalty method was applied which includes estimating the cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The brand-specific royalty rates were calculated using a product-specific scoring model. The corporate brands “Schering” and “Medrad” were assumed to have an unlimited life. (Please note that the rights to the name “Schering” in the United States and Canada do not belong to us but to Schering-Plough Corporation, New Jersey. Schering-Plough Corporation and the company acquired by Bayer in June 2006, i.e. Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) Product brands, however, were assumed to have limited lives depending on the respective products’

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
life cycles. The expected amortization of these assets is determined on the basis of expected product-specific revenues.
      The net carrying amount of acquired intangible assets — after a step-up of €11,745 million resulting from the purchase price allocation — was €12,042 million, as of June 23, 2006. This figure includes €1,191 million for IPR&D which relates to new compounds development as well as new versions of existing drugs. The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is not impossible that actual outcomes vary significantly from such estimated future cash flows. In particular, the estimation of discounted cash flows of intangible assets under development and developed technologies is subject to highly sensitive assumptions, which are closely related to the nature of our pharmaceutical activities and whose changes may have material consequences such as:

•	Outcome of research and development activities regarding compound efficacy, results of clinical trails, etc.;

•	Probability of obtaining regulatory approval in several countries;

•	Long-term sales forecast;

•	Anticipation of selling price erosion rates after the end of patent protection due to generic competition in the market;

•	Behavior of competitors (launch of competing products, marketing initiatives, etc.).
      Measures pursued in the course of restructuring efforts such as the closing of facilities or changes in the planned use of buildings, machinery or equipment may result in shortened useful lives or impairments.
      For land acquired in general the comparison approach was based on the fair market values of properties situated in locations similar to those of the acquired properties and utilized for similar purposes. Unitary land values were derived from public or official sources and expert appraisals such as those made by advisory committees, contained in market reports or produced by local real estate agents. For buildings that could be leased, the income approach was predominantly applied, discounting projected rental charges.
      For technical equipment and machinery as well as for other equipment the indirect cost approach was applied, utilizing replacement costs. These costs are depreciated on a straight-line basis over the assets’ economic useful life according to an age analysis. Utilization and condition of the related technical equipment and machinery were reflected by adjustments and deduction for obsolescence.
      The valuation of the patented finished goods on stock at date of acquisition and work in process was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.
      The excess of the purchase price for Schering over the estimated fair values of the net assets acquired is recorded as goodwill amounting to €5,771 million, as of June 23, 2006. The step-ups have lead to an according deferred tax liability of €4,546 million, as of June 23, 2006, which will be amortized analogously to the amortization of the respective assets.
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
      As of December 31, 2006 the Bayer Group comprised three subgroups with operations subdivided into divisions (HealthCare), business groups (CropScience) or business units (MaterialScience). Their activities are aggregated into the six reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The subgroups’ activities are as follows:

Subgroup / Segment	Activities

HealthCare
Pharmaceuticals	Development, production and marketing of prescription pharmaceuticals, such as for the treatment of hypertension, cardiovascular diseases, infectious diseases, cancer and multiple sclerosis, and for contraception
Consumer Health	Development, production and marketing of over-the-counter medications, diagnostic products, nutritional supplements for humans and animals, veterinary medicines and grooming products for animals
CropScience
Crop Protection	Development, production and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements
Environmental Science, BioScience	Development, production and marketing of a wide range of products for the green industry, garden care, non-agricultural pest and weed control, plant biotechnology, and conventional seeds
MaterialScience
Materials	Development, production and marketing of high-quality plastics granules, sheets and films
Systems	Development, production and marketing of polyurethanes for a wide variety of applications and of coating and adhesive raw materials; production and marketing of inorganic basic chemicals
      Effective January 1, 2006, the segment reporting for the Bayer Group was aligned to the new structure of the Bayer Group. It thus differs from the presentation used for fiscal 2005. The Pharmaceuticals, Biological Products segment was renamed Pharmaceuticals as of January 1, 2006, reflecting the divestment of our plasma business in the United States. The remaining activities of the former Biological Products division were integrated into the Bayer Schering Pharma division. The newly acquired business of Bayer Schering Pharma AG, Berlin, Germany, is included in the Pharmaceuticals segment along with our existing pharmaceuticals operations. The businesses of the Diabetes Care and Diagnostics divisions were previously combined for reporting purposes, while the Consumer Care and Animal Health divisions were reported as separate segments. Due to the agreed divestiture of the Diagnostics Division, the Diabetes Care division was combined with the Consumer Care and Animal Health divisions to form a new Consumer Health segment in the light of the similarities in their long-term financial performance and their common focus on products that can be promoted directly to consumers.
      The segment table presents continuing operations only, and thus no longer includes the Diagnostics division or the Wolff Walsrode business or the H.C. Starck business. The prior-year figures have been restated accordingly. Details of the discontinued operations are given in Note [7.2].
      The reconciliation eliminates intersegment items and reflects income, expenses, assets and liabilities not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.
      The segment data are calculated as follows:

•	The intersegment sales reflect intragroup transactions effected at transfer prices fixed on an arm’s-length basis.

•	The operating cash flow before changes in net working capital (gross operating cash flow) comprises the income after taxes from continuing operations plus income taxes plus/minus non-operating result minus income taxes paid plus depreciation and amortization and write-downs, minus write-backs, plus/minus

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

changes in pension provisions, minus gains/plus losses on retirements of noncurrent assets, plus non-cash charges resulting from the remeasurement of acquired assets. The change in pension provisions includes the elimination of non-cash components of the income from continuing operations after taxes. It also contains benefit payments during the year.

•	The net cash flow is the cash flow from operating activities as defined in IAS 7 (Cash Flow Statements).

•	The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of cash flow return on investment (CFRoI) requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.

•	The CFRoI is the ratio of the operating cash flow before changes in net working capital (gross operating cash flow) to the average capital invested for the year and is thus a measure of the return on capital employed.

•	The equity items reflect the earnings and carrying amounts of companies recognized at equity (associates). They are allocated to the segments where possible.

•	Details of capital expenditures, amortization and depreciation are as shown in the tables detailing changes in the Group’s asset structure. The effects of the purchase price allocation for Bayer Schering Pharma AG, Germany are reflected in depreciation and amortization.

•	Since financial management of Group companies is carried out centrally by Bayer AG, financial liabilities are not allocated directly to the respective segments. Consequently, the liabilities shown for the individual segments do not include financial liabilities.

•	The number of employees is reported as full-time equivalents, with part-time employees included in proportion to their contractual working hours. The prior-year figures have been restated accordingly.
      The table shows the regional breakdown of intangible assets and property, plant and equipment:

	2005	2006

	(€ million)
Germany	5,758	21,235
Finland	1	1,503
France	1,311	1,200
United States	4,062	4,026
Others	4,877	4,937

	16,009	32,901

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[7]     Changes in the Bayer Group

[7.1] Scope of consolidation

		Other
	Germany	countries	Total

Bayer AG and consolidated companies
December 31, 2005	54	229	283
Changes in the scope of consolidation	3	(6)	(3)
Additions	33	127	160
Retirements	—	(8)	(8)

December 31, 2006	90	342	432

Companies included at equity (associates)
December 31, 2005	3	8	11
Changes in the scope of consolidation	—	(2)	(2)
Additions	—	—	—
Retirements	(2)	(1)	(3)

December 31, 2006	1	5	6

      The increase in the number of fully consolidated companies in 2006 is primarily due to the inclusion of 155 group companies of Bayer Schering Pharma AG since the second quarter.
      Five joint ventures — the same number as in the previous year — are included by proportionate consolidation in compliance with IAS 31 (Interests in Joint Ventures). Excluded from consolidation are 103 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 0.3 percent of Group sales, less than 0.7 percent of stockholders’ equity and less than 0.4 percent of total assets.
      The effect of joint ventures on the Group balance sheet and income statement is as follows:

2006

(€ million)
Current assets	21
Noncurrent assets	56
Current liabilities	(30)
Noncurrent liabilities	(9)

Net assets	38

Income	59
Expenses	(64)

Income (loss) after taxes	(5)

      While six companies are accounted for by the equity method, 39 associates of minor importance are stated at cost less impairment charges.
      A list of Bayer AG’s direct and indirect holdings is published in the electronic version of the German Federal Gazette. It is also available directly from Bayer AG on request.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The principal companies consolidated in the financial statements are listed in the following table:

Bayer’s
Company Name and Place of Business	Interest (%)

Germany
Bayer Business Services GmbH, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer CropScience GmbH, Frankfurt	100
Bayer HealthCare AG, Leverkusen	100
Bayer Industry Services GmbH & Co. OHG, Leverkusen	60
Bayer MaterialScience AG, Leverkusen	100
Bayer Schering GmbH, Leverkusen	100
Bayer Schering Pharma AG, Berlin	96.2
Bayer Technology Services GmbH, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
Schering Deutschland GmbH, Berlin	100
Other European Countries
Bayer Antwerpen Comm.V, Belgium	100
Bayer Biologicals S.r.l., Italy	100
Bayer Consumer Care AG, Switzerland	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K.	100
Bayer CropScience S.A., France	99.9
Bayer CropScience S.r.l., Italy	100
Bayer International S.A., Switzerland	99.7
Bayer Pharma SAS, France	99.9
Bayer Polyols S.N.C., France	100
Bayer Polyurethanes B.V., Netherlands	100
Bayer Public Limited Company, U.K.	100
Bayer S.p.A., Italy	100
Bayer SP.Z.O.O., Poland	100
Quimica Farmaceutica Bayer, S.A., Spain	100
North America
Bayer Corporate and Business Services LLC, U.S.A.	100
Bayer CropScience Inc., Canada	100
Bayer CropScience LP, U.S.A.	100
Bayer HealthCare LLC, U.S.A.	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, U.S.A.	100
Bayer Pharmaceuticals Corporation, U.S.A.	100
BAYPO Limited Partnership, U.S.A.	100
Berlex Inc., U.S.A.	100
Medrad Inc., U.S.A.	100

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Bayer’s
Company Name and Place of Business	Interest (%)

Asia/Pacific
Bayer Australia Limited, Australia	99.9
Bayer CropScience K.K., Japan	100
Bayer HealthCare Co. Ltd., China	100
Bayer Korea Ltd., Republic of Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer MaterialScience Trading (Shanghai) Company Limited, China	100
Bayer Thai Company Limited, Thailand	99.9
Bayer Yakuhin, Ltd., Japan	100
Nihon Schering K.K., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60
Latin America/ Africa/ Middle East
Bayer (Proprietary) Limited, South Africa	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer S.A., Argentina	99.9
Bayer S.A., Brazil	99.9
Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100
      Also included in the consolidated financial statements are the following material associates, which are accounted for by the equity method:

Bayer’s
Company Name and Place of Business	Interest (%)

Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50
Palthough Industries (1998) Ltd., Israel	25
PO JV, LP, U.S.A.	43.4
Polygal Plastics Industries Ltd., Israel	25.8
      The following domestic subsidiaries availed themselves in 2006 of certain exemptions granted under Sections 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business

Bayer 04 Immobilien GmbH	Leverkusen
Bayer 04 Leverkusen Fußball GmbH	Leverkusen
Bayer 04 Mobilien GmbH	Leverkusen
Bayer Beteiligungsverwaltungsgesellschaft mbH	Leverkusen
Bayer Bitterfeld GmbH	Greppin
Bayer Business Services GmbH	Leverkusen
Bayer Chemicals AG	Leverkusen
Bayer CropScience AG	Monheim
Bayer Direct Services GmbH	Leverkusen
Bayer Gastronomie GmbH	Leverkusen
Bayer Gesellschaft für Beteiligungen mbH	Leverkusen
Bayer HealthCare AG	Leverkusen
Bayer Industry Services GmbH & Co. OHG	Leverkusen

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Company Name	Place of Business

Bayer Innovation GmbH	Düsseldorf
Bayer Kaufhaus GmbH	Leverkusen
Bayer MaterialScience AG	Leverkusen
Bayer MaterialScience Customer Services GmbH	Leverkusen
Bayer Schering GmbH	Leverkusen
Bayer Technology Services GmbH	Leverkusen
Bayer Vital GmbH	Leverkusen
Bayfin GmbH	Leverkusen
Case Tech GmbH & Co. KG	Bomlitz
Chemion Logistik GmbH	Leverkusen
Drugofa GmbH	Köln
DYNEVO GmbH	Leverkusen
EPUREX Films GmbH & Co. KG	Bomlitz
Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen
Euroservices Bayer GmbH	Leverkusen
Generics Holding GmbH	Leverkusen
GeWoGe Gesellschaft für Wohnen und Gebäudemanagement mbH	Leverkusen
GP Grenzach Produktions GmbH	Grenzach
ICON Genetics GmbH	München
KVP Pharma+Veterinär-Produkte GmbH	Kiel
Probis GmbH	Bomlitz
Sportrechte Vermarktungs- und Verwertungs-GmbH & Co. oHG	Leverkusen
Travel Board GmbH	Leverkusen
Wolff Cellulosics GmbH & Co. KG	Bomlitz
Wolff Walsrode AG	Walsrode
Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen

[7.2] Business combinations and other acquisitions; divestments and discontinued operations
      Acquisitions are accounted for by the purchase method in accordance with IFRS 3 (Business Combinations), the results of the acquired businesses therefore being included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions of companies domiciled outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.
      A total of €15,357 million was spent for acquisitions in 2006. The purchase prices of the acquired companies or businesses were settled in cash. Goodwill arising on these acquisitions totaled €5,804 million and is subject to an annual impairment test.

Acquisition of Schering AG, Berlin, Germany
      In June 2006, the wholly owned subsidiary Bayer Schering GmbH (at that time Dritte BV GmbH) acquired a majority interest in Schering AG, Berlin, Germany, which is included in full in the consolidated financial statements of the Bayer Group as of June 23, 2006. On that date Bayer Schering GmbH held 87.99 percent of the voting capital of Schering AG. This was preceded by a public takeover offer issued to stockholders of Schering AG by Bayer Schering GmbH on April 13, 2006. The European Commission cleared the acquisition on May 24, 2006; approval from the U.S. antitrust authorities was granted on April 21, 2006.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      On July 31, 2006, Bayer Schering GmbH and Schering AG, as a dependent company, concluded a domination and profit and loss transfer agreement, which was approved by an Extraordinary Stockholders’ Meeting of Schering AG on September 13, 2006. This agreement took effect on October 27, 2006 when it was entered in the commercial register for the headquarters of Schering AG. Schering AG was renamed Bayer Schering Pharma AG effective December 29, 2006.
      By December 31, 2006, Bayer Schering GmbH had raised its holding in the voting capital of Bayer Schering Pharma AG to 96.24 percent through the addition of further shares. The shares in Bayer Schering Pharma AG were purchased in tranches involving total cash outflows of €16,271 million, less total acquisition-related cash and cash equivalents of €1,025 million. The ancillary costs of the acquisition amounted to about €71 million.
      The Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG on January 17, 2007 resolved to squeeze-out the remaining minority stockholders. Pursuant to this resolution, the shares held by minority stockholders will be transferred to the majority stockholder Bayer Schering GmbH in return for cash compensation of €98.98 per share. Liabilities for anticipated cash compensation payments and guaranteed dividends to the minority stockholders raise the purchase price by €736 million to €17,007 million.
      At the time they were acquired, the activities of Bayer Schering Pharma AG and its subsidiaries (referred to here collectively as “Schering”) focused on the areas of gynecology and andrology, diagnostic imaging, specialized therapeutics, oncology, and the dermatology business operated by the Intendis group.
      In fiscal 2006, Schering contributed €3,082 million to Bayer Group sales. It had a net negative effect of €119 million on the operating result after integration and restructuring expenses of €179 million and charges of €551 million from the purchase price allocation. Income after taxes of the acquired business for the period since the date of first-time consolidation was minus €37 million.
      If Schering had already been acquired effective January 1, 2006, the Bayer Group would have had sales of €31,689 million in 2006. Income after taxes would have amounted to €1,448 million, taking into account the effects of the revaluation of acquired assets and the financing costs for the full year. Earnings per share from continuing and discontinued operations would have been €1.90.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The purchase price allocation to the acquired assets and assumed liabilities at the date of acquisition is shown in the table. Including the acquired cash and cash equivalents and the ancillary acquisition costs, it resulted in the net cash outflow shown below:

	Net Carrying Amount
	at the Date of First-	Fair-Value	Net Carrying Amount
	Time Consolidation	Adjustment	After the Acquisition

	(€ million)
Acquired assets and assumed liabilities
Goodwill	364	5,407	5,771
Other intangible assets	297	11,745	12,042
Property, plant and equipment	1,123	453	1,576
Other noncurrent assets	233	(1)	232
Inventories	837	848	1,685
Other current assets	1,671	—	1,671
Cash and cash equivalents	1,025	—	1,025
Pensions and other post-employment benefits	(345)	—	(345)
Other provisions	(1,078)	(78)	(1,156)
Financial liabilities	(243)	—	(243)
Other liabilities	(690)	—	(690)
Deferred taxes	295	(4,841)	(4,546)

Net assets	3,489	13,533	17,022

Minority interests			(15)

Purchase price			17,007

of which are ancillary acquisition costs			71
Acquired cash and cash equivalents			1,025
Liabilities to minority stockholders			736

Net cash outflow for the acquisition			15,246

      The fair-value adjustment reflects the differences between the previous net carrying amounts and the respective fair values in the acquirer’s balance sheet at the date of acquisition.
      The purchase price allocation reflects all information with respect to revaluation amounts calculated as of the date of acquisition, but has not yet been completed. Therefore, changes may yet be made in the allocation of the purchase price to the individual assets.
      The goodwill remaining after the purchase price allocation is attributable to a number of factors. Apart from general synergies in administration processes and infrastructures, such factors also include significant cost savings in the R&D, marketing, sales, procurement and production functions. In addition, the acquisition strengthens the Bayer Group’s global market position in the pharmaceuticals business.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The fair values of the acquired intangible assets are as follows:

Fair value

(€ million)
Company names	725
Product-related brand names	940
Product-related technologies	9,118
IPR&D projects	1,191
Software	68
      Company names are not amortized as they have no definite useful life. Product-related brand names are amortized over average periods of 18 years. The projected average useful life is 14 years for product-related technologies and 16 years for IPR&D projects. The residual useful life of acquired property, plant and equipment carried at fair value is determined in accordance with the principles set forth in Note [4.3]. The amortization of the adjustment for first-time consolidation of inventories is based on inventory turnover of the respective products. The useful lives and amortization periods are reflected analogously in deferred taxes.

Other acquisitions
      In addition to the acquisition of the majority of the shares of Bayer Schering Pharma AG, the following significant acquisitions were made in 2006:
      Effective January 9, 2006 Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants to produce therapeutically active substances. The purchase price was €18 million.
      On July 6, 2006, Bayer HealthCare LLC, U.S.A., acquired Metrika Inc., Sunnyvale, California, for €57 million. Metrika manufactures and markets the A1CNow+ appliance to monitor long-term blood glucose levels in diabetics.
      These and further smaller acquisitions affected the Group’s assets and liabilities as of the dates of acquisition as shown in the table. Including acquired cash and cash equivalents, they resulted in the following net outflow:

2006

(€ million)
Acquired assets and assumed liabilities
Goodwill	33
Other intangible assets	75
Property, plant and equipment	6
Other assets	10
Cash and cash equivalents	1
Provisions	(1)
Financial liabilities	(1)
Other liabilities	(3)
Deferred taxes	(8)

Purchase price	112

of which are ancillary acquisition costs	—
Cash and cash equivalents acquired	1

Net cash outflow for acquisitions	111

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Acquisitions after the closing date
      Between the closing date and the approval of the annual financial statements for publication, Bayer HealthCare AG, Leverkusen, acquired the over-the-counter cough and cold products portfolio of the Topsun Group, Shanghai, China. The purchase price is approximately €103 million plus contingent payments of around €19 million subject to fulfillment of certain performance criteria. The agreement also comprises the transfer of the Gaitianli manufacturing facility in Qidong and the national sales force, and has been submitted to the regulatory authorities for approval. Chief among the products to be acquired from Topsun is the market-leading White & Black® brand.
      Further, in October 2006 Bayer MaterialScience agreed to acquire Taiwan’s Ure-Tech Group, the largest producer of thermoplastic polyurethane (TPU) in the Asia-Pacific region.
      The transfer of this business had not yet taken place by the date on which these financial statements were approved for publication.

Acquisitions in 2005
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
      The acquired business contributed in 2005 €1,061 million to Group sales. Since the sales forces, distribution function and support functions — such as controlling — have been combined in the Group’s legal entities, it is not practicable to separately identify an operating result of the former Roche business.
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
      Goodwill is attributable to a number of factors, including significant synergies that the Bayer Group expects to achieve by acquiring the Roche OTC business. Apart from general administrative processes and infrastructure synergies, these comprise significant savings in sales and marketing costs, for example. The acquisition also strengthens the Bayer Group’s global market position in the OTC sector. Of the €644 million in recognized goodwill, €183 million is tax-deductible.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The purchase price can be allocated among the acquired assets and assumed liabilities at the date of acquisition as follows:

	Net Carrying Amount
	Prior to the	Fair Value	Net Carrying Amount
	Acquisition	Adjustments	After the Acquisition

	(€ million)
Acquired assets and assumed liabilities
Other intangible assets	—	1,142	1,142
Goodwill	—	644	644
Property, plant and equipment	142	9	151
Inventories	97	57	154
Other current assets (excluding liquid assets)	255	9	264
Liquid assets	28	—	28
Pensions and other post-employment benefits	(25)	—	(25)
Other provisions	(9)	—	(9)
Financial liabilities	(74)	—	(74)
Other liabilities	(129)	—	(129)
Deferred taxes	6	(68)	(62)

Purchase price			2,084

of which are ancillary acquisition costs			28
Assumed net financial liabilities			(46)

Net cash outflow for the acquisition			2,130

      The expected useful lives of the acquired intangible assets are as follows:

	Fair value	Useful life

	(€ million)	(years)
Trademarks	1,055	20-30
Marketing and customer-related rights	41	20-30
Software and technologies	46	5-8
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
(Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years.)
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

     Divestitures
      In 2006 the Bayer Group made the following significant divestitures, the proceeds of which totaled €525 million.
      On November 30, 2006 Bayer sold its 49.9 percent interest in the GE Bayer Silicones joint venture to its partner General Electric. The sale of this interest generated proceeds of €431 million.
      On April 3, 2006, Bayer Diagnostics Manufacturing Limited, Bridgend, U.K., divested its production facilities and activities to Kimball Electronics Wales Limited. The businesses divested comprise the manufacture of appliances for the Diagnostics and diabetes care market.
      To strengthen the focus on its core business, the Bayer CropScience subgroup divested various active ingredients and related rights in its Crop Protection segment in 2006, including Asulam®, a herbicide that was marketed as Asulox® and Asilan®. Total proceeds of divestitures by Bayer CropScience in fiscal 2006 were €47 million.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The divestitures affected the Group’s assets and liabilities as of the respective dates of divestiture as follows:

2006

(€ million)
Divested assets and liabilities
Goodwill	2
Other intangible assets	5
Property, plant and equipment	16
Financial assets	195
Inventories	26
Other assets and liabilities	—
Net gain/loss on divestitures	281

Total sale price	525

Divested cash and cash equivalents	—

Net cash inflow from the divestitures	525

      The Bayer Group made the following significant divestitures, the proceeds of which totaled €87 million, in 2005:
      The Bayer CropScience subgroup divested a number of activities in 2005 to strengthen the focus on its core business. These included Philagro Holding S.A., France, and EqSeeds Comercia de Sementes Ltda., Brazil. Bayer CropScience also divested the businesses with various active ingredients together with the related rights, including the acaricide and insecticide Amitraz, which it marketed as Mitac®. CropScience also sold its site in Hauxton, United Kingdom, in December 2005, and BCS S.A., France, divested its interest in Holdisa S.r.l., Italy. The selling prices of the operations divested by Bayer CropScience in fiscal 2005 totaled €80 million.
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

     Discontinued operations
      On June 29, 2006, Bayer AG concluded an agreement with Siemens AG on the sale of the Diagnostics business. This transaction closed on January 2, 2007.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      On November 23, 2006 an agreement was concluded to divest the activities of the H.C. Starck Group, formerly assigned to the Materials segment, to a consortium of two financial investors, Advent International and The Carlyle Group. This business was transferred to the new owners on February 1, 2007.
      An agreement was signed on December 18, 2006 to sell the companies of the Wolff Walsrode group, which operates principally in the field of cellulose chemistry, to The Dow Chemical Company, U.S.A. Wolff Walsrode also was formerly assigned to the Materials segment. Pending the approval of the antitrust authorities, the transfer of this business is expected to take place in the first half of 2007.
      The Diagnostics activities, H.C. Starck and Wolff Walsrode are recognized as discontinued operations in 2006. The corresponding information is provided from the standpoint of the Bayer Group, not for the purpose of separately portraying either the discontinued operations or the remaining operations of Bayer.
      On January 28, 2005 the spin-off of LANXESS from Bayer AG was entered in the commercial register and thus took legal effect. In March 2005, the plasma operations of the Bayer HealthCare subgroup in the United States were divested. The LANXESS and plasma operations were recognized as discontinued operations in 2005.
      A breakdown of the results of discontinued operations is given below:

	LANXESS			Plasma business

	2004	2005	2006	2004	2005	2006

	(€ million)			(€ million)
Net sales	6,053	503	—	427	124	—
Cost of goods sold	(4,635)	(345)	—	(309)	(91)	—
Selling expenses	(846)	(62)	—	(56)	(14)	—
Research and development expenses	(126)	(8)	—	(48)	(11)	—
General administration expenses	(263)	(20)	—	(18)	(11)	—
Other operating income (expenses) – net	(105)	(6)	—	(93)	1	—

Operating result	78	62	—	(97)	(2)	—

Non-operating result	(84)	(4)	—	—	—	—

Income (loss) before income taxes	(6)	58	—	(97)	(2)	—

Income taxes	2	(20)	—	34	1	—

Income (loss) after taxes	(4)	38	—	(63)	(1)	—

of which:
Current income (loss) (before taxes)	(6)	58	—	(7)	22	—
Income taxes	2	(20)	—	3	(7)	—

Current income (loss) (after taxes)	(4)	38	—	(4)	15	—

Income (loss) from the sale (before taxes)	—	—	—	(90)	(24)	—
Income taxes	—	—	—	31	8	—

Income (loss) from the sale (after taxes)	—	—	—	(59)	(16)	—

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Diagnostics			H.C. Starck

	2004	2005	2006	2004	2005	2006

	(€ million)			(€ million)
Net sales	1,322	1,433	1,526	703	920	985
Cost of goods sold	(577)	(652)	(660)	(535)	(738)	(806)
Selling expenses	(370)	(370)	(394)	(50)	(54)	(51)
Research and development expenses	(118)	(120)	(124)	(30)	(29)	(28)
General administration expenses	(95)	(95)	(94)	(20)	(22)	(32)
Other operating income (expenses) – net	(53)	(17)	(51)	1	6	(13)

Operating result	109	179	203	69	83	55

Non-operating result	—	2	(1)	(14)	(10)	(5)

Income (loss) before income taxes	109	181	202	55	73	50

Income taxes	(38)	(63)	(85)	(21)	(27)	(18)

Income (loss) after taxes	71	118	117	34	46	32

of which:
Current income (loss) (before taxes)	109	181	202	55	73	50
Income taxes	(38)	(63)	(85)	(21)	(27)	(18)

Current income (loss) (after taxes)	71	118	117	34	46	32

Income (loss) from the sale (before taxes)	—	—	—	—	—	—
Income taxes	—	—	—	—	—	—

Income (loss) from the sale (after taxes)	—	—	—	—	—	—

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Wolff Walsrode			Total

	2004	2005	2006	2004	2005	2006

	(€ million)			(€ million)
Net sales	328	329	334	8,833	3,309	2,845
Cost of goods sold	(223)	(225)	(233)	(6,279)	(2,051)	(1,699)
Selling expenses	(37)	(42)	(45)	(1,359)	(542)	(490)
Research and development expenses	(7)	(8)	(8)	(329)	(176)	(160)
General administration expenses	(21)	(20)	(19)	(417)	(168)	(145)
Other operating income (expenses) – net	—	2	11	(250)	(14)	(53)

Operating result	40	36	40	199	358	298

Non-operating result	(7)	(3)	(7)	(105)	(15)	(13)

Income (loss) before income taxes	33	33	33	94	343	285

Income taxes	(13)	(13)	(13)	(36)	(122)	(116)

Income (loss) after taxes	20	20	20	58	221	169

of which:
Current income (loss) (before taxes)	33	33	33	184	367	285
Income taxes	(13)	(13)	(13)	(67)	(130)	(116)

Current income (loss) (after taxes)	20	20	20	117	237	169

Income (loss) from the sale (before taxes)	—	—	—	(90)	(24)	—
Income taxes	—	—	—	31	8	—

Income (loss) from the sale (after taxes)	—	—	—	(59)	(16)	—

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The separate asset and liability line items in the balance sheet reflect the following amounts pertaining to the discontinued operations as of December 31:

	Diagnostics		H.C. Starck

	2005	2006	2005	2006

	(€ million)
Noncurrent assets	—	822	—	391

Goodwill and other intangible assets	—	383	—	33
Property, plant and equipment	—	356	—	300
Other noncurrent assets	—	42	—	15
Deferred taxes	—	41	—	43

Current assets	—	700	—	676

Inventories	—	235	—	506
Trade accounts receivable	—	422	—	162
Other current assets	—	43	—	8

Assets held for sale and discontinued operations	—	1,522	—	1,067

Noncurrent liabilities	—	33	—	233

Provisions for pensions and other post-employment benefits	—	26	—	182
Other provisions	—	—	—	30
Financial liabilities	—	—	—	—
Other noncurrent liabilities	—	—	—	—
Deferred taxes	—	7	—	21

Current liabilities	—	299	—	125

Other provisions	—	100	—	20
Financial liabilities	—	—	—	58
Trade accounts payable	—	74	—	29
Other current liabilities	—	125	—	18

Liabilities directly related to assets held for sale and discontinued operations	—	332	—	358

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Wolff
	Walsrode		Total

	2005	2006	2005	2006

	(€ million)
Noncurrent assets	—	214	—	1,427

Goodwill and other intangible assets	—	8	—	424
Property, plant and equipment	—	194	—	850
Other noncurrent assets	—	2	—	59
Deferred taxes	—	10	—	94

Current assets	—	122	—	1,498

Inventories	—	61	—	802
Trade accounts receivable	—	53	—	637
Other current assets	—	8	—	59

Assets held for sale and discontinued operations	—	336	—	2,925

Noncurrent liabilities	—	115	—	381

Provisions for pensions and other post-employment benefits	—	89	—	297
Other provisions	—	7	—	37
Financial liabilities	—	—	—	—
Other noncurrent liabilities	—	—	—	—
Deferred taxes	—	19	—	47

Current liabilities	—	43	—	467

Other provisions	—	11	—	131
Financial liabilities	—	8	—	66
Trade accounts payable	—	16	—	119
Other current liabilities	—	8	—	151

Liabilities directly related to assets held for sale and discontinued operations	—	158	—	848

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Discontinued operations affected the Group cash flow statements as follows:

	LANXESS			Plasma business			Diagnostics

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(€ million)
Net cash provided by (used in) operating activities	234	(80)	—	(46)	40	—	246	264	154
Net cash provided by (used in) investing activities	(253)	(19)	—	(30)	206	—	(93)	(97)	(107)
Net cash provided by (used in) financing activities	19	99	—	76	(246)	—	(153)	(167)	(47)

Change in cash and cash equivalents	—	—	—	—	—	—	—	—	—

	H.C. Starck			Wolff Walsrode			Total

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(€ million)
Net cash provided by (used in) operating activities	(2)	10	78	59	41	43	491	275	275
Net cash provided by (used in) investing activities	(40)	(48)	(55)	(13)	(20)	(17)	(429)	22	(179)
Net cash provided by (used in) financing activities	42	38	(23)	(46)	(21)	(26)	(62)	(297)	(96)

Change in cash and cash equivalents	—	—	—	—	—	—	—	—	—

Notes to the Statements of Income
[8]     Net sales
      Sales revenues are derived primarily from product deliveries. Total reported net sales increased by €4,255 million, or 17.2 percent, from 2005 to €28,956 million. While volumes increased by €1,145 million, or 4.7 percent, adverse shifts in exchange rates trimmed sales by €47 million, or 0.2 percent. Changes in selling prices contributed €132 million, or 0.5 percent, to the growth in business. Portfolio changes boosted sales by €3,025 million, or 12.2 percent.
      Portfolio changes led to the following changes in sales compared with the previous year:

2006	(€ million)

Acquisitions
Schering AG, Germany	3,082
Other	24

3,106

Divestitures
Cessation of plasma distribution in Canada (divested in 2005)	(100)
BCS active ingredients	(50)

(150)

LANXESS sales revenues (January 1 — 31, 2005)	69

Net effect of portfolio changes	3,025

      In 2005 total reported net sales increased by €3,776 million (+18.0 percent) from 2004, to €24,701 million. A €39 million (-0.2 percent) decrease in volume was offset by a €273 million (+1.3 percent) positive impact of shifts in exchange rates. Changes in selling prices contributed €1,472 million (+7.0 percent), to the growth in

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
business. Acquisitions boosted sales by €2,070 million (+9.9 percent). Acquisitions and divestitures during 2005 and 2004 affected the comparison between the two years’ sales figures by the following amounts:

2005	(€ million)

Acquisitions
Roche Consumer Health business	1,061
Gustafson (remaining 50 percent acquired in 2004)	25
Other	7

1,093

Divestitures	(4)

Net sales to LANXESS after the spin-off on January 31, 2005(1)	981

981

Net effect of portfolio changes	2,070

(1)	A trading relationship now exists between the Bayer Group and the LANXESS Group as separate enterprises following the spin-off of what was previously the LANXESS subgroup of Bayer. The relevant agreements are concluded on an arm’s-length basis. Under these agreements, the Bayer Group supplies goods and services to the LANXESS Group. Some of the transactions relate to products, such as chlorine or caustic soda solution, that are supplied to LANXESS by the MaterialScience subgroup. Others are service transactions in the areas of IT systems development and application support, IT infrastructure, site services and engineering services. Prior to the spin-off, the resulting revenues were recorded as intragroup sales and eliminated in the consolidation.
      Breakdowns of net sales by segments and by regions are given in the table in Note [1].
[9]     Selling expenses
      Selling expenses include €594 million in shipping and handling costs in 2006 (2005: €578 million; 2004: €532 million). They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,484 million for 2006 (2005: €1,206 million; 2004: €947 million).
[10]     Other operating income

	2004	2005	2006

	(€ million)
Gains from sales of intangibles, property, plant and equipment and from divestitures	182	150	169
Write-backs of receivables and other assets	48	79	98
Reversals of unutilized provisions	60	25	55
Recognition of exchange rate hedges	72	105	120
Miscellaneous operating income	440	416	288

	802	775	730

      Other operating income for 2006 includes €86 million in connection with the first-time consolidation of the group companies of Schering AG, Germany. Total other operating income is composed of a large number of individually immaterial items pertaining to subsidiaries. In the previous year it was decided to modify several of Bayer’s largest pension plans in the United States, replacing defined-benefit plans with purely defined-contribution plans. This resulted in one-time income of €248 million in 2005, which was recognized in miscellaneous operating income. In fiscal 2004, income of €105 million was realized from a restructuring of global pension obligations.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[11]     Other operating expenses

	2004	2005	2006

	(€ million)
Amortization and write-downs of acquired goodwill	(166)	—	—
Losses from sales of intangibles, property, plant and equipment and from divestitures	(126)	(126)	(31)
Write-downs of trade accounts receivable	(86)	(165)	(138)
Expenses related to significant legal risks	(149)	(451)	(205)
Recognition of exchange rate hedges	(76)	(58)	(126)
Miscellaneous operating expenses	(541)	(467)	(719)

	(1,144)	(1,267)	(1,219)

      Other operating expenses for 2006 contain restructuring expenses of €408 million (2005: €162 million; 2004: €123 million), including €179 million in connection with integration of Schering AG. Further details of restructuring expenses are given in Note [26.3].
      Other operating expenses for 2006 also include write-downs on development and marketing agreements for the drug alfimeprase and the product Viadur® totaling €60 million. Further details can be found in Note [17]. As a result of a change in the plan to expand the chlor-alkali production facilities in Baytown, Texas, a write-down of €31 million on facilities under construction is recorded under miscellaneous operating expenses, which also include a large number of individually immaterial items totaling €220 million pertaining to subsidiaries.
      In the previous year, miscellaneous operating expenses included €106 million incurred in connection with the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®.
[12]     Personnel expenses/employees

	2004	2005	2006

	(€ million)
Wages and salaries	4,347	4,309	5,216
Social expenses and expenses for pensions and other benefits	1,236	1,009	1,414
• of which for defined-contribution pension plans	272	320	392
• of which for defined-benefit pension plans	143	38	198

	5,583	5,318	6,630

      Personnel expenses increased by €1,312 million to €6,630 million in 2006 (2005: €5,318 million; 2004: €5,583 million), with the first-time consolidation of the Schering AG group accounting for €805 million. Changes in exchange rates reduced personnel expenses by €23 million. In fiscal 2005 pension expenses were diminished by one-time income of €248 million resulting from the modification of pension plans in the United States.
      Pension expense in fiscal 2004 was diminished by one-time income of €105 million resulting mainly from changes in the basic conditions for the plan covering health care costs in the United States. These changes require participating employees to assume a greater share of the costs through higher co-payments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies.
      The personnel expenses shown here do not include the interest portion of personnel-related provisions (particularly pension provisions), which is included in the non-operating result as other non-operating expense (see Note [13.3]).

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The average number of employees classified by corporate functions is shown in the table. Employees of the Schering AG group are included for the first time.

	2004	2005	2006

Marketing	23,689	24,723	31,098
Technology/ Manufacturing	42,282	41,757	45,076
Research and development	8,532	8,125	10,356
Administration	7,850	7,769	10,064

	82,353	82,374	96,594

of which trainees	2,545	2,547	2,715
      The employees of joint ventures are included in the above figures in proportion to Bayer’s interests in the respective companies. The total number of people employed by joint ventures in 2006 was 67 (2005: 62; 2004: 31).
      As of 2006, the number of employees is reported as full-time equivalents, with part-time employees included in proportion to their contractual working hours. The prior-year figures have been restated accordingly.
[13]     Non-operating result
      The non-operating result was minus €782 million in 2006 (2005: minus €602 million; 2004: minus €632 million), comprising equity-method loss of €25 million (2005: €10 million; 2004: €139 million), non-operating expenses of €1,688 million (2005: €1,224; 2004: €976 million) and non-operating income of €931 million (2005: €632 million; 2004: €483 million). The total non-operating result is detailed in the categories income (loss) from investments in affiliated companies — net, interest expense — net and other non-operating expense — net as provided below.
     [13.1]     Income (loss) from investments in affiliated companies — net

	2004	2005	2006

	(€ million)
Net loss from investments in associates (equity-method loss)	(139)	(10)	(25)
Expenses
Write-downs of investments in affiliated companies	(11)	(27)	(20)
Losses from the sale of investments in affiliated companies	(4)	—	(12)
Income
Dividends from affiliated companies and income from profit and loss transfer agreements	—	10	5
Gains from the sale of investments in affiliated companies	11	5	259

	(143)	(22)	207

      The income from investments in affiliated companies mainly comprised an equity-method loss of €55 million (2005: €47 million; 2004: €131 million) from two production joint ventures with Lyondell and equity-method income of €28 million (2005: €35 million; 2004: equity-method loss of €8 million) received from GE Bayer Silicones prior to the sale of our interest. In addition, this divestiture contributed €236 million to income from investments in affiliated companies. For further details see Note [7.2].
      Further details of the companies included at equity in the Group financial statements are given in Note [19].

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     [13.2]     Interest expense — net

	2004	2005	2006

	(€ million)
Expenses
Interest and similar expenses	(654)	(909)	(1,381)
Income
Income from other financial assets	13	7	10
Other interest and similar income	414	564	643

	(227)	(338)	(728)

      This item mainly comprises interest expense for financial liabilities, value adjustments relating to interest-rate hedging transactions, and interest income from investments. Interest expense of €370 million incurred for financing of the acquisition of Schering AG, Germany in 2006 is included here.
      Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €20 million (2005: €17 million; 2004: €20 million), is reflected in interest expense.
      Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2006 to €12 million (2005: €4 million; 2004: €3 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 5 percent (2005: 4 percent; 2004: 4 percent).
     [13.3]     Other non-operating expense — net

	2004	2005	2006

	(€ million)
Expenses
Interest-portion of interest-bearing provisions	(220)	(234)	(223)
Net exchange loss	(16)	(18)	(18)
Miscellaneous non-operating expenses	(71)	(36)	(34)
Income
Miscellaneous non-operating income	45	46	14

	(262)	(242)	(261)

      Other non-operating expenses mainly comprise the interest portion of pension and other personnel-related provisions for the continuing operations amounting to €218 million (2005: €228 million; 2004: €217 million) and commitment fees of €21 million incurred for credit lines granted in connection with the acquisition of Schering AG.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[14]     Income taxes
      This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.
      The breakdown of income taxes by origin is as follows:

	2004	2005	2006

	(€ million)
Income taxes paid or accrued
— Germany	(90)	(143)	(139)
— Other countries	(317)	(320)	(624)

	(407)	(463)	(763)

Deferred taxes
— from temporary differences	(160)	(178)	(12)
— from tax loss carryforwards	166	103	321

	6	(75)	309

Income taxes	(401)	(538)	(454)

      The reduction in tax expense was principally due to the first-time recognition of deferred tax assets on loss carryforwards relating to structural changes in the Bayer Group, which were agreed to with the relevant taxing authorities. In fiscal 2006 changes in tax rates decreased deferred tax expense by €1 million (2005: €2 million; 2004: €5 million).
      The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Dec. 31, 2005		Dec. 31, 2006

		Deferred		Deferred
	Deferred	Tax	Deferred	Tax
	Tax Assets	Liabilities	Tax Assets	Liabilities

	(€ million)
Intangible assets	159	983	157	5,164
Property, plant and equipment	184	780	78	936
Financial assets	26	235	104	277
Inventories	377	66	482	374
Receivables	123	344	66	526
Other assets	34	253	24	50
Pension provisions	1,522	436	1,431	503
Other provisions	666	68	791	125
Liabilities	726	20	592	43
Tax loss carryforwards	1,047	—	1,217	—
Valuation allowance for tax loss carryforwards	(261)	—	(85)	—

	4,603	3,185	4,857	7,998

of which noncurrent	3,443	2,365	2,989	6,813

Set-off	(2,905)	(2,905)	(3,652)	(3,652)

	1,698	280	1,205	4,346

      In 2006, deferred tax assets of €225 million (2005: €9 million) and deferred tax liabilities of €4,113 million (2005: €47 million) relate to changes in the scope of consolidation and acquisitions. Deferred tax liabilities of

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
€4,546 million were recognized in connection with the acquisition of Schering AG, Germany. Between the acquisition date and year end, €213 million tax impacts related the amortizations have been recorded through our income statement.
      Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2006 by €97 million (2005: €96 million; 2004: €34 million).
      The value of existing tax loss carryforwards by expiration date is as follows:

	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
One year	—	9
Two years	—	14
Three years	—	60
Four years	4	67
Five years and thereafter	2,714	3,075

	2,718	3,225

      Deferred tax assets of €1,132 million (2005: €786 million; 2004: €499 million) are recognized on the €2,981 million (2005: €2,031 million; 2004: €1,282 million) in tax loss carryforwards, including €25 million (2005: €nil) added as a result of acquisitions without impacting income. It is considered that sufficient income will be available in the future to utilize these tax assets. The recognition of these amounts resulted in deferred tax income of €321 million (2005: €103 million; 2004: €166 million). No deferred tax assets are recognized on loss carryforwards totaling €244 million (2005: €687 million) that can theoretically be utilized over more than one year.
      Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are carried at the amount considered sufficiently likely to be recoverable in the future by offsetting against actual taxable income. In light of operating losses recently experienced in certain jurisdictions, consideration was given to the taxable income available to the Group along with prudent and feasible tax planning strategies. Based on the results of this assessment, valuation allowances of €85 million for 2006 and €261 million for 2005 were recorded against deferred taxes relating to loss carryforwards. These valuation allowances relate primarily to certain types of operating loss carryforwards, capital loss carryforwards, foreign tax credit carryforwards and charitable contribution carryforwards.
      Deferred taxes have not been recognized for temporary differences of €6,486 million (2005: €4,283 million) relating to earnings of foreign subsidiaries, either because these profits are not subject to taxation or because they are to be reinvested for an indefinite period. Deferred tax liabilities of €21 million are recognized for €686 million in retained earnings available for distribution at foreign subsidiaries. If deferred taxes were recognized for the remaining temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax rate of 5 percent on corporate dividends where applicable.
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
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
      The actual tax expense for 2006 is €454 million (2005: €538 million; 2004: €401 million). This figure differs by 241 million (2005: €133 million; 2004: €45 million) from the expected tax expense of €695 million (2005: €671 million; 2004: €356 million) that would result from applying to the pre-tax income of the Group a tax rate of 35.1 percent (2005: 35.1 percent; 2004: 34.7 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.
      The reconciliation of theoretical to actual income tax expense (income) for the Group is as follows:

	2004		2005		2006

	(€ million)%		(€ million)%		(€ million)%

Theoretical income tax expense (income)	356	100	671	100	695	100
Reduction in taxes due to tax-free income
– Tax-free income from affiliated companies and divestiture proceeds	(4)	(1)	(6)	(1)	(5)	(1)
– Other	(84)	(24)	(99)	(15)	(107)	(15)
Utilization of off-balance-sheet loss carryforwards	(30)	(8)	(34)	(5)	(1)	—
First-time recognition of previously unrecognized deferred tax assets on loss carryforwards	—	—	—	—	(203)	(30)
Reversion of tax provision	—	—	(104)	(15)	—	—
Increase in taxes due to non-tax-deductible expenses
– Write-downs on investments	13	4	10	1	8	1
– Amortization of goodwill	63	18	—	—	—	—
– Expenses related to litigation	31	9	17	3	1	—
– Other	30	8	53	8	94	14
Other tax effects	26	7	30	4	(28)	(4)

Actual income tax expense (income)	401	113	538	80	454	65

Effective tax rate in %	39.1		28.1		22.9
[15]     Income attributable to minority interest
      Minority interest in income amounted to €22 million (2005: €21 million; 2004: €13 million), and minority interest in losses to €10 million (2005: €23 million; 2004: €16 million).
[16]     Earnings per share from continuing and discontinued operations
      Earnings per share are determined according to IAS 33 (Earnings per Share) by dividing net income by the average number of shares. The number of ordinary shares to be taken into account for this purpose is increased by those issued for the capital increase in July 2006 and the potential shares that would be issued upon exercise of the rights under the mandatory convertible bond issued in April 2006. The financing expenses for the mandatory

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
convertible bond are added back to net income. In computing earnings per share, the ordinary shares to be issued upon exercise of the conversion rights from this bond issue are counted along with the already issued shares, so basic and diluted earnings per share are identical. Further information on the capital increase is given in Note [24] and further information on the mandatory convertible bond is given in Note [27].

	2004	2005	2006

	(€ million)
Income after taxes	682	1,595	1,695
Income attributable to minority interest	(3)	(2)	12
Income attributable to Bayer AG stockholders	685	1,597	1,683
Income from discontinued operations	58	221	169
Financing expenses for the mandatory convertible bond, net of tax effects (€ million)	—	—	72
– Adjusted income after taxes from continuing operations (€ million)	627	1,376	1,586
– Adjusted net income (€ million)	685	1,597	1,755
Weighted average number of issued ordinary shares	730,341,920	730,341,920	746,456,988
Potential shares to be issued upon conversion of the mandatory convertible bond	—	—	45,300,595
Adjusted weighted average total number of issued and potential ordinary shares	730,341,920	730,341,920	791,757,583
Basic earnings per share (€)
– from continuing operations	0.86	1.88	2.00
– from continuing and discontinued operations	0.94	2.19	2.22
Diluted earnings per share (€)
– from continuing operations	0.86	1.88	2.00
– from continuing and discontinued operations	0.94	2.19	2.22
      Under the German Stock Corporation Act, the sum available for payment of the dividend is determined from the balance sheet profit shown in the annual financial statements for Bayer AG prepared in accordance with the German Commercial Code.
      The dividend paid for the 2005 fiscal year was €0.95 per share, compared with €0.55 for 2004. The proposed dividend for fiscal 2006 is €1.00 per share. Payment of the proposed dividend is contingent upon approval by the stockholders at the Annual Stockholders’ Meeting and has not been recognized as a liability in the consolidated financial statements of the Bayer Group.
Notes to the Balance Sheets
      In compliance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the information in the Notes to the Balance Sheets pertaining to 2006 refers to continuing operations, while that pertaining to 2005 includes the assets and liabilities of the discontinued operations.
      In the tables in the following Notes, the assets and liabilities held for sale as of December 31, 2006 are shown in the separate line items “reclassifications to current assets” (both under gross carrying amounts and under accumulated depreciation/amortization and write-downs), “reclassifications to current liabilities” or “allocations to discontinued operations”.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[17]     Goodwill and other intangible assets
      Changes in intangible assets in 2006 were as follows:

				Marketing			Other
				and			Rights and
	Acquired			Distribution	Production	IPR&D	Advance
	Goodwill	Patents	Trademarks	Rights	Rights	Projects	Payments	Total

	(€ million)
Gross carrying amounts, December 31, 2005	2,623	1,705	2,127	880	1,990	—	2,108	11,433
Changes in the scope of consolidation	—	—	—	—	—	—	—	—
Acquisitions	5,804	8,880	1,666	174	—	1,218	179	17,921
Capital Expenditures	—	10	—	139	11	105	78	343
Retirements	(2)	(12)	(23)	(1)	(3)	—	(31)	(72)
Reclassifications to current assets	(42)	(397)	(4)	(313)	—	—	(101)	(857)
Transfers	—	(6)	2	3	—	—	(53)	(54)
Exchange differences	(156)	(65)	(80)	(64)	(4)	(6)	(141)	(516)

Gross carrying amounts, December 31, 2006	8,227	10,115	3,688	818	1,994	1,317	2,039	28,198

Accumulated amortization and write-downs, December 31, 2005	—	735	436	312	667	—	1,595	3,745
Changes in the scope of consolidation	—	—	—	—	—	—	—	—
Retirements	—	(11)	(20)	(1)	(1)	—	(24)	(57)
Reclassifications to current assets	—	(210)	(2)	(149)	—	—	(72)	(433)
Amortization and write-downs in 2006	—	533	126	101	164	41	135	1,100
of which write-downs	—	—	—	20	—	41	4	65
Write-backs	—	—	—	—	—	—	—	—
Transfers	—	—	1	(3)	—	—	(1)	(3)
Exchange differences	—	(26)	(15)	(30)	(2)	—	(115)	(188)

Accumulated amortization and write-downs, December 31, 2006	—	1,021	526	230	828	41	1,518	4,164

Net carrying amounts, December 31, 2006	8,227	9,094	3,162	588	1,166	1,276	521	24,034

      For further information on acquisitions and divestitures, see Note [7.2].

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Details of the impairment testing procedure for goodwill are given in Note [4.5]. The residual carrying amounts of goodwill for the operating subgroups and reporting segments are shown in the following table:

					Environmental
		Consumer		Crop	Science,
	Pharmaceuticals	Health	HealthCare	Protection	BioScience	CropScience

	(€ million)
Net carrying amounts, January 1, 2005	2	174	176	1,145	415	1,560
Changes in the scope of consolidation	—	—	—	—	—	—
Acquisitions	—	644	644	5	3	8
Retirements	—	(1)	(1)	(30)	(13)	(43)
Amortization and write-downs in 2005	—	—	—	—	—	—
Exchange differences	—	78	78	45	10	55

Net carrying amounts, December 31, 2005	2	895	897	1,165	415	1,580

Changes in the scope of consolidation	—	—	—	—	—	—
Acquisitions	5,772	24	5,796	2	5	7
Retirements	—	—	—	(2)	—	(2)
Reclassifications to current assets	—	(11)	(11)	—	—	—
Amortization and write-downs in 2006	—	—	—	—	—	—
Exchange differences	(47)	(45)	(92)	(29)	(31)	(60)

Net carrying amounts, December 31, 2006	5,727	863	6,590	1,136	389	1,525

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Materials	Systems	MaterialScience	Reconciliation	Bayer Group

	(€ million)
Net carrying amounts, January 1, 2005	118	12	130	—	1,866
Changes in the scope of consolidation	—	—	—	—	—
Acquisitions	—	9	9	—	661
Retirements	—	—	—	—	(44)
Amortization and write-downs in 2005	—	—	—	—	—
Exchange differences	6	1	7	—	140

Net carrying amounts, December 31, 2005	124	22	146	—	2,623

Changes in the scope of consolidation	—	—	—	—	—
Acquisitions	1	—	1	—	5,804
Retirements	—	—	—	—	(2)
Reclassifications to current assets	(31)	—	(31)	—	(42)
Amortization and write-downs in 2006	—	—	—	—	—
Exchange differences	(3)	(1)	(4)	—	(156)

Net carrying amounts, December 31, 2006	91	21	112	—	8,227

      In January 2006, Bayer HealthCare and Nuvelo Inc. concluded a global development and marketing agreement for the drug alfimeprase. Nuvelo received an advance payment of €41 million to secure the global marketing rights to this product outside the United States. Accordingly, this amount was capitalized as an intangible asset at the start of 2006. In December 2006, Bayer HealthCare and Nuvelo Inc. announced that two Phase III clinical studies with alfimeprase had failed to achieve primary and key secondary end-points. As a result, this asset was written off. In 2006, the €19 million value of the marketing and commercialization rights to Viadur® was written off, continuing the action taken in 2005, when a write-down of €15 million was made on intangible assets related to this product. It has been confirmed that Viadur® would not have long-term viability in the market.
      Over the next five years, amortization of the intangible assets recognized in 2006 is expected to be as follows:

Estimated Amortization of Intangible Assets	(€ million)

2007	1,324
2008	1,495
2009	1,416
2010	1,240
2011	1,177
      Possible future acquisitions and/or divestments of intangible assets are not taken into account in computing these amounts and may therefore cause them to vary.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Changes in intangible assets in 2005 were as follows:

							Other
				Marketing			Rights
				and			and
	Acquired			Distribution	Production	IPR&D	Advance
	Goodwill	Patents	Trademarks	Rights	Rights	Projects	Payments	Total

	(€ million)
Gross carrying amounts, December 31, 2004	2,470	1,634	1,029	626	1,933	—	1,953	9,645
Changes in the scope of consolidation	—	—	—	—	—	—	—	—
Acquisitions	661	13	1,068	160	74	—	69	2,045
Capital Expenditures	—	12	—	6	—	—	78	96
Retirements	(44)	(68)	(7)	—	(11)	—	(154)	(284)
Transfers	—	41	(4)	(3)	(11)	—	(25)	(2)
Elimination of accumulated amortization prior to the application of IFRS 3	(643)	—	—	—	—	—	—	(643)
Exchange differences	179	73	41	91	5	—	187	576

Gross carrying amounts, December 31, 2005	2,623	1,705	2,127	880	1,990	—	2,108	11,433

Accumulated amortization and write-downs, December 31, 2004	604	602	331	205	510	—	1,441	3,693
Changes in the scope of consolidation	—	—	—	—	—	—	—	—
Retirements	—	(53)	(1)	—	(4)	—	(129)	(187)
Amortization and write-downs in 2005	—	155	92	76	164	—	135	622
of which write-downs	—	4	1	15	—	—	2	22
Write-backs	—	—	—	—	—	—	—	—
Transfers	—	1	(1)	—	(5)	—	4	(1)
Elimination of accumulated amortization prior to the application of IFRS 3	(643)	—	—	—	—	—	—	(643)
Exchange differences	39	30	15	31	2	—	144	261

Accumulated amortization and write-downs, December 31, 2005	—	735	436	312	667	—	1,595	3,745

Net carrying amounts, December 31, 2005	2,623	970	1,691	568	1,323	—	513	7,688

      Following the publication of IFRS 3 (Business Combinations) and the revised standards IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), goodwill and other intangible assets with indefinite useful lives are no longer amortized as of January 1, 2005 but tested regularly for impairment. There are no accumulated value adjustments for goodwill. The respective adjustments made in 2005 are shown in the line “Elimination of accumulated amortization prior to the application of IFRS 3.”

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[18]     Property, plant and equipment
      Changes in property, plant and equipment in 2006 were as follows:

				Construction in
				Progress and
			Furniture,	Advance
	Land	Plant	Fixtures	Payments to
	and	Installations	and Other	Vendors and
	Buildings	and Machinery	Equipment	Contractors	Total

	(€ million)
Gross carrying amounts, December 31, 2005	7,014	12,913	1,960	910	22,797
Changes in the scope of consolidation	—	—	(1)	—	(1)
Acquisitions	784	507	204	87	1,582
Capital Expenditures	130	369	184	913	1,596
Retirements	(165)	(264)	(204)	(5)	(638)
Reclassifications to current assets	(467)	(1,029)	(636)	(80)	(2,212)
Transfers	233	487	129	(795)	54
Exchange differences	(262)	(469)	(70)	(59)	(860)

Gross carrying amounts, December 31, 2006	7,267	12,514	1,566	971	22,318

Accumulated depreciation and write-downs, December 31, 2005	3,857	9,156	1,463	—	14,476
Changes in the scope of consolidation	—	—	(1)	—	(1)
Retirements	(98)	(237)	(171)	—	(506)
Reclassifications to current assets	(252)	(678)	(432)	—	(1,362)
Depreciation and write-downs in 2006	276	774	241	31	1,322
of which write-downs	46	39	9	31	125
Write-backs	—	—	—	—	—
Transfers	4	1	(2)	—	3
Exchange differences	(117)	(313)	(49)	(2)	(481)

Accumulated depreciation and write-downs, December 31, 2006	3,670	8,703	1,049	29	13,451

Net carrying amounts, December 31, 2006	3,597	3,811	517	942	8,867

      In connection with the closure of the Bayer MaterialScience subgroup’s diphenylmethane diisocyanate production facility in New Martinsville, West Virginia, a write-down of €9 million was recorded for assets that are no longer required. Further, a change in the plan to expand the chlor-alkali production facility in Baytown, Texas, resulted in a write-down of €31 million on construction work in process.
      Capitalized property, plant and equipment includes assets with a total net value of €273 million (2005: €316 million) held under finance leases. The gross carrying amounts of these assets total €780 million (2005: €868 million). These assets are mainly plant installations and machinery with a carrying amount of €187 million (gross amount: €635 million) and buildings with a carrying amount of €80 million (gross amount: €121 million).
      Also included are assets with a carrying amount of €48 million (2005: €202 million) leased to other parties under operating leases as defined in IAS 17 (Leases). The decline compared with the previous year is mainly due to the divestment of the Diagnostics business, for which operating leases exist. The gross carrying amount of assets classified as operating lease was €69 million (2005: €589 million); their depreciation in 2006 amounted to €5 million (2005: €72 million). However, if under the relevant agreements the lessee is to be regarded as the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
economic owner of the assets and the lease therefore constitutes a finance lease, a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.
      Changes in property, plant and equipment in 2005 were as follows:

				Construction in
				Progress and
			Furniture,	Advance
	Land	Plant	Fixtures	Payments to
	and	Installations	and Other	Vendors and
	Buildings	and Machinery	Equipment	Contractors	Total

	(€ million)
Gross carrying amounts, December 31, 2004	6,562	12,021	1,873	505	20,961
Changes in the scope of consolidation	5	3	3	—	11
Acquisitions	73	63	8	11	155
Capital Expenditures	81	223	103	885	1,292
Retirements	(176)	(304)	(239)	(9)	(728)
Transfers	147	284	120	(549)	2
Exchange differences	322	623	92	67	1,104

Gross carrying amounts, December 31, 2005	7,014	12,913	1,960	910	22,797

Accumulated depreciation and write-downs, December 31, 2004	3,610	8,292	1,397	—	13,299
Changes in the scope of consolidation	1	1	3	—	5
Retirements	(148)	(270)	(211)	(5)	(634)
Depreciation and write-downs in 2005	244	757	207	5	1,213
of which write-downs	37	12	1	5	55
Write-backs	—	—	—	—	—
Transfers	16	(16)	1	—	1

Exchange differences	134	392	66	—	592

Accumulated depreciation and write-downs, December 31, 2005	3,857	9,156	1,463	—	14,476

Net carrying amounts, December 31, 2005	3,157	3,757	497	910	8,321

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[19]     Investments in associates
      Changes in the carrying amounts of the Group’s interests in associates included at equity were as follows:

	2005	2006

	(€ million)
Net carrying amounts, Jan. 1	744	795
Acquisitions	—	2
Other additions	17	46
Retirements	—	(195)
Reclassifications to current assets	—	(3)
Equity-method loss after taxes	(10)	(30)
Miscellaneous	(4)	(47)
Exchange differences	48	(36)

Net carrying amounts, Dec. 31	795	532

      For strategic reasons, the Bayer MaterialScience subgroup holds or is responsible for interests in companies that are included at equity in the consolidated financial statements of the Bayer Group. As part of the forward integration strategy of the Polycarbonates business unit, minority interests in two Israeli companies were purchased in 1998: a 26 percent interest in Polygal and a 25 percent interest in Palthough. Both of these companies manufacture polycarbonate sheets for industrial, agricultural and other uses, mainly from polycarbonate (Makrolon®) granules supplied by Bayer. Two members of each company’s board of directors are Bayer Group employees.
      In 2000, Bayer acquired the polyols business and parts of the propylene oxide (PO) production operations of Lyondell Chemicals. The strategic objective is to ensure access to patented technologies and safeguard the long-term supply of PO, a starting product for polyurethane, at reasonable prices. As part of this strategy, two joint ventures have been established to produce PO: PO JV Delaware U.S.A. (Bayer’s interest: 43 percent) and Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands (Bayer’s interest: 50 percent). The PO facility in Maasvlakte near Rotterdam, Netherlands, which came on stream in 2003, is a world-scale production facility using Lyondell’s patented PO/ SM technology. Both facilities are operated by Lyondell. Bayer benefits from fixed long-term supply quotas/volumes of PO based on fixed price components.
      The difference between the equity interest in the underlying net assets of associates and their at-equity accounting values is €12 million (2005: €12 million). It mainly relates to acquired goodwill.
      In 2006 Bayer sold its 49.9 percent interest in the GE Bayer Silicones joint venture, which had been included in the consolidated financial statements at equity, to its partner General Electric. The sale of this interest generated proceeds of €431 million. The divestiture thus contributed a gain of €236 million to income from investments in affiliated companies.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The following tables present a summary of the aggregated income statement and balance sheet data for the associates included at equity in the consolidated financial statements of the Bayer Group.
Aggregated income statement data of associates included at equity

	2005	2006

	(€ million)
Net sales	1,335	1,593
Gross profit	151	320
Net loss	(47)	(46)
Bayer’s share of net loss	(22)	(20)
Miscellaneous	12	(5)

Net loss from interests in associates included at equity (equity-method loss)	(10)	(25)

Aggregated balance sheet data of associates included at equity

	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Noncurrent assets	1,478	1,100
Current assets	469	253
Noncurrent liabilities	33	10
Current liabilities	295	218
Stockholders’ equity	1,619	1,125
Bayer’s share of stockholders’ equity	742	507
Miscellaneous	53	25

Net carrying amount of associates included at equity	795	532

      The item “miscellaneous” mainly comprises differences arising from adjustments of data to Bayer’s uniform accounting policies, purchase price allocations and their amortization in income, and impairment losses.
[20]     Other financial assets
      Other financial assets are as follows:

	Dec. 31, 2005		Dec. 31, 2006

		of which		of which
	Total	current	Total	current

	(€ million)
Loans and receivables	595	50	450	165
of which pertaining to associates	4	—	3	2
Available-for-sale financial assets	500	233	395	38
of which debt instruments	239	230	66	28
of which equity instruments	261	3	329	10
Held-to-maturity financial investments	150	35	172	32
Receivables from commodity derivative contracts	280	87	137	32
Receivables from other derivative financial instruments	242	14	280	121
Receivables under lease agreements	109	28	61	13

	1,876	447	1,495	401

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Marketable securities and other instruments that were recognized separately at a total amount of €233 million in 2005, are now reflected in available-for-sale financial assets.
      A vendor loan granted in connection with the sale of Haarmann & Reimer to the investor EQT in 2002 was repaid by the chemicals group Symrise in the fourth quarter of 2006, reducing loans and receivables by €220 million.
      In 2006, impairment losses of €2 million (2005: €7 million) were recognized on loans and receivables and an impairment charge of €22 million (2005: €33 million) was recognized on available-for-sale financial assets. Write-backs amounted to €2 million (2005: €3 million) for loans and receivables and €3 million (2005: €2 million) for available-for-sale financial assets.
      The available-for-sale financial assets as of December 31, 2006 and December 31, 2005 comprise:

	Dec. 31, 2005		Dec. 31, 2006

	Equity	Debt	Equity	Debt
	instrument	instrument	instrument	instrument

	(€ million)
Acquisition costs less impairment losses recognized in the income statement	233	240	315	59
Fair value adjustments recognized in stockholders’ equity
— losses	(25)	(1)	(34)	(1)
— gains	53	—	48	8

Recognized fair value	261	239	329	66

      Further information on the accounting for receivables from derivative financial instruments is given in Note [30].
      Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €61 million (2005: €109 million), while the interest portion pertaining to future years amounts to €10 million (2005: €18 million). The sharp decline in fiscal 2006 is mainly due to the presentation of the Diagnostics activities as discontinued operations.

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

109

Dec. 31, 2006

(€ million)
Lease payments
Maturing in
2007	15
2008	15
2009	5
2010	4
2011	3
2012 or later	29

71

(€ million)

Interest component
Maturing in
2007	2
2008	2
2009	2
2010	1
2011	1
2012 or later	2

10

(€ million)

Receivables under finance leases
Maturing in
2007	13
2008	13
2009	3
2010	3
2011	2
2012 or later	27

61

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[21]     Other receivables
      Other receivables, less write-downs of €11 million (2005: €14 million), comprise:

	Dec. 31, 2005		Dec. 31, 2006

		of which		of which
	Total	current	Total	current

	(€ million)
Benefit plan assets in excess of obligations	37	—	38	—
Payroll receivables	29	29	27	26
Royalties receivable	51	48	66	66
Interest receivable	310	305	266	266
Miscellaneous receivables	1,193	1,039	985	859

	1,620	1,421	1,382	1,217

      Interest receivable consists mainly of interest earned or accrued that is not due to be received until after the balance sheet date.
      There were no other receivables from associates (2005: €7 million).
      Miscellaneous receivables include €160 million (2005: €210 million) in accrued income, of which €146 million (2005: €193 million) represents current assets.
[22]     Inventories
      Inventories comprised:

	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Raw materials and supplies	902	1,004
Work in process, finished goods and goods purchased for resale	4,595	5,145
Advance payments	7	4

	5,504	6,153

      Of the inventories totaling €6,153 million as of December 31, 2006 (2005: €5,504 million), €910 million (2005: €814 million) were carried at fair value less costs to sell.
      The changes in the inventory reserve, which are reflected in the cost of goods sold, were as follows:

	2005	2006

	(€ million)
Balance as of January 1	(311)	(340)
Changes in the scope of consolidation	(3)	—
Additions expensed	(166)	(180)
Deductions due to reversal or utilization	156	151
Reclassifications to current assets	—	46
Exchange differences	(16)	12

Balance as of December 31	(340)	(311)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[23]     Trade accounts receivable
      Trade accounts receivable as of December 31, 2006 include €5,756 million (2005: €5,162 million) maturing within one year and €46 million (2005: €42 million) maturing after one year. Of the total, €25 million (2005: €36 million) was receivable from associates and €5,777 million (2005: €5,168 million) from other customers.
      Changes in write-downs of trade accounts receivable were as follows:

	2005	2006

	(€ million)
Balance as of January 1	(273)	(334)
Changes in the scope of consolidation	1	—
Additions expensed	(158)	(145)
Deductions due to reversal or utilization	118	152
Reclassifications to current assets	—	22
Exchange differences	(22)	—

Balance as of December 31	(334)	(305)

[24]     Changes in Stockholders’ Equity
      The components of stockholders’ equity and their changes during 2005 and 2006 are shown in the following table.

				Equity	Equity
	Capital	Capital		Attributable to	Attributable to
	Stock of	Reserves of	Other	Bayer AG	Minority	Stockholders’
	Bayer AG	Bayer AG	Reserves	Stockholders	Interest	Equity

	(€ million)
Dec. 31, 2004	1,870	2,942	6,020	10,832	111	10,943

Spin-off of LANXESS	—	—	(1,059)	(1,059)	(19)	(1,078)
Capital contributions	—	—	—	—	—	—
Other changes	—	—	1,304	1,304	(12)	1,292

Dec. 31, 2005	1,870	2,942	6,265	11,077	80	11,157

Capital contributions	87	1,086	—	1,173	—	1,173
Other changes	—	—	517	517	4	521

Dec. 31, 2006	1,957	4,028	6,782	12,767	84	12,851

      The capital stock of Bayer AG totals €1,957 million (2005: €1,870 million) and is divided into 764,341,920 (2005: 730,341,920) no-par bearer shares. Each share confers one voting right. On July 6, 2006, 34 million new shares were placed with German and international institutional investors by means of an accelerated bookbuilding process. The proceeds of this capital increase were around €1,182 million less €9 million for bank charges. The issue price of the new shares, which carry full entitlement to the dividend for fiscal 2006, was €34.75 per share. The related 4.7 percent cash increase in the company’s capital stock was approved by the Supervisory Board and implemented on the basis of the authorization granted by the Annual Stockholders’ Meeting on April 28, 2006 (Authorized Capital II).
      Authorized capital of €465 million was approved by the Annual Stockholders’ Meeting on April 28, 2006. It expires on April 27, 2011. It can be used to increase the capital stock by issuing new no-par bearer shares against cash contributions or contributions in kind, but capital increases against contributions in kind may not exceed a total of €370 million. Stockholders must normally be granted subscription rights. However, subject to the approval of the Supervisory Board, the Board of Management is authorized to exclude subscription rights for the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
stockholders with respect to any excess shares remaining after rights have been allocated (fractional amounts) and also to the extent necessary to grant subscription rights for new shares to holders of convertible bonds or bonds with attached warrants or mandatory convertible bonds issued by Bayer AG or its Group companies, who would be entitled to subscription rights upon exercise of the conversion rights or warrants. In addition the Board of Management is authorized to exclude stockholders’ subscription rights, subject to the approval of the Supervisory Board, in cases where an increase in capital against contributions in kind is carried out for the purpose of acquiring companies, parts of companies, participating interests in companies or other assets.
      Further authorized capital was also approved by the Annual Stockholders’ Meeting on April 28, 2006. The Board of Management is authorized until April 27, 2011 to increase the capital stock, subject to the approval of the Supervisory Board, by up to a total of €186 million in one or more installments by issuing new no-par bearer shares against cash contributions. Of this amount, €87.04 million was used for the capital increase effected on July 6, 2006. The remaining authorized capital thus stood at €98.96 million on the balance sheet date. Under the resolution adopted by the Annual Stockholders’ Meeting, stockholders must normally be granted subscription rights. However, the Board of Management is authorized to exclude subscription rights for stockholders with respect to one or more capital increases out of the Authorized Capital II, subject to the approval of the Supervisory Board, provided that such capital increase does not exceed 10 percent of the capital stock existing at the time this authorization becomes effective or the time this authorization is exercised, for purposes of issuing new shares against cash contributions at a price that is not significantly below the market price of shares in the company that are already listed on the stock exchange at the time the issue price is finally determined. Shares acquired on the basis of an authorization of the Stockholders’ Meeting and sold pursuant to Section 71, Paragraph 1, No. 8, Sentence 5 of the German Stock Corporation Act in conjunction with Section 186, Paragraph 3, Sentence 4 of that Act during the term of this authorization shall count toward the above 10 percent limit. Shares issued or to be issued to service bonds with conversion rights, attached warrants or mandatory conversion rights shall also count toward this limit where such bonds were issued during the term of this authorization and stockholders’ subscription rights were excluded by application of Section 186, Paragraph 3, Sentence 4 of the German Stock Corporation Act.
      Conditional capital of €186.88 million, corresponding to 73,000,000 shares, exists to service the conversion rights contained in a mandatory convertible bond issued by Bayer Capital Corporation B.V. on April 6, 2006.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The components of stockholders’ equity and their changes during 2005 and 2006 are shown in the following table.

				Accumulated Other
	Retained Earnings			Comprehensive Income

					Fair Value
	Revaluation	Other Retained		Exchange	Measurement	Cash Flow	Other
	Surplus	Earnings	Net Income	Differences	of Securities	Hedges	Reserves

	(€ million)
Dec. 31, 2004	66	7,235	685	(2,003)	20	17	6,020
Spin-off of LANXESS		(1,438)		379			(1,059)
Changes in stockholders’ equity not recognized in net income
Changes in fair value of securities and cash flow hedges					9	(15)	(6)
Changes in actuarial gains (losses) relating to pensions and other post-employment benefits		(1,207)					(1,207)
Exchange differences on translation of operations outside the euro zone				849			849
Deferred taxes on valuation adjustments offset directly against stockholders’ equity		470			(6)	6	470
Other changes in stockholders’ equity	(4)	4					—
Transfer of changes recognized in income					—	3	3

	62	5,064	685	(775)	23	11	5,070

Dividend payments			(402)				(402)
Allocation to retained earnings		283	(283)				—

		283	(685)				(402)

Changes in stockholders’ equity recognized in net income
Net income 2005			1,597				1,597

			1,597				1,597

Dec. 31, 2005	62	5,347	1,597	(775)	23	11	6,265

Changes in stockholders’ equity not recognized in net income
Changes in fair value of securities and cash flow hedges					(7)	(59)	(66)
Changes in actuarial gains (losses) relating to pensions and other post-employment benefits		448					448
Exchange differences on translation of operations outside the euro zone				(720)			(720)
Deferred taxes on valuation adjustments offset directly against stockholders’ equity		(166)			2	16	(148)
Other changes in stockholders’ equity	(4)	4					—
Transfer of changes recognized in income						14	14

	58	5,633	1,597	(1,495)	18	(18)	5,793

Dividend payments			(694)				(694)
Allocation to retained earnings		903	(903)				—

		903	(1,597)				(694)

Changes in stockholders’ equity recognized in net income
Net income 2006			1,683				1,683

			1,683				1,683

Dec. 31, 2006	58	6,536	1,683	(1,495)	18	(18)	6,782

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The effect of the revaluation of assets relating to acquisitions made in stages is recognized in equity in compliance with IFRS 3 (Business Combinations). If an enterprise is acquired in several stages, all assets and liabilities of the company have to be completely revalued on the date on which the acquiring company gains control and recognized at fair value. If the new fair value of the assets already held by the acquiring company exceeds their carrying amount, the carrying amount must be increased accordingly. This adjustment is recognized in a separate equity item (revaluation surplus) and thus has no effect on net income. The revaluation surplus of €62 million reported under stockholders’ equity in 2005 was entirely due to the acquisition of the remaining 50 percent interest in an OTC joint venture with Roche in the United States that was established in 1996. In 2006 the €4 million portion of the revaluation surplus that relates to scheduled amortization/depreciation of the respective assets was transferred to retained earnings.
      The retained earnings contain prior years’ undistributed income of consolidated companies.
      Under IAS 19 (Employee Benefits), which contains an option for the accounting treatment of actuarial gains and losses from defined benefit plans, all such gains and losses are recognized in the retained earnings of the Bayer Group. Changes in fair values of cash flow hedges and available-for-sale financial assets are recognized in other comprehensive income.
      The components of third-party minority interests in Group equity and their changes during 2006 and 2005 are shown in the following table.

	Equity
	Attributable
	to Minority
	Interest

	2005	2006

	(€ million)
January 1	111	80
Spin-off of LANXESS	(19)	—
Changes in stockholders’ equity not recognized in net income
Changes in fair value of securities and cash flow hedges	—	—
Changes in actuarial gains (losses) relating to pensions and other post-employment benefits	—	—
Exchange differences on translation of operations outside the euro zone	8	(5)
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	—	—
Other changes in stockholders’ equity	20	14

	120	89

Dividend payments	(38)	(15)
Allocation to retained earnings	—	(2)

	(38)	(17)

Changes in stockholders’ equity recognized in net income
Net income	(2)	12

	(2)	12

December 31	80	84

      Minority stockholders’ interest mainly comprises third parties’ shares in the equity of the consolidated subsidiaries Sumika Bayer Urethane Co. Ltd., Japan; Bayer CropScience Limited, India; Bayer Polymers Co., Ltd., China; Berlimed, S.A., Spain; Bayer CropScience Nufarm Ltd., United Kingdom; Justesa Imagen, S.A., Spain; and Bayer Diagnostics India Limited, India.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[25]     Provisions for pensions and other post-employment benefits
      The provisions for pensions and other post-employment benefits are as follows:

			Other Post-Employment
	Pensions		Benefits		Total

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Germany	5,657	5,304	158	139	5,815	5,443
Other countries	832	587	527	513	1,359	1,100

Total	6,489	5,891	685	652	7,174	6,543

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
      The regular contributions constitute expenses for the year in which they are due and as such are included in the functional cost items, and thus in the operating result. In 2006, these expenses totaled €392 million (2005: €320 million; 2004: €272 million).
      All other retirement benefit plans are defined benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds.
      All income and expenses relating to funded defined benefit plans apart from interest cost and the expected return on plan assets are recognized in the Group operating result. Interest cost and the expected return on plan assets are reflected in the non-operating result.
      Actuarial gains and losses from defined benefit plans and deductions in connection with asset limitation are recognized entirely as pension provisions via the statement of changes in stockholders’ equity and shown in a separate statement of recognized income and expense, so they have no impact on profit or loss.
      Early retirement payments and certain other benefits to retirees are also included here, since these obligations are similar in character to pension obligations.
      The costs for defined-benefit pension plans for the continuing and discontinued operations are comprised as follows:

	Germany			Other Countries			Total

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(€ million)			(€ million)			(€ million)
Current service cost	135	138	195	135	122	76	270	260	271
Past service cost	18	56	(8)	3	4	3	21	60	(5)
Interest cost	451	432	466	223	222	230	674	654	696
Expected return on plan assets	(262)	(237)	(270)	(222)	(237)	(262)	(484)	(474)	(532)
Plan curtailments	—	—	(2)	(58)	(317)	(20)	(58)	(317)	(22)
Plan settlements	—	—	—	(3)	—	(2)	(3)	—	(2)

	342	389	381	78	(206)	25	420	183	406

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
     Expenses for other post-employment benefit obligations comprised:

	Germany			Other Countries			Total

	2004	2005	2006	2004	2005	2006	2004	2005	2006

	(€ million)			(€ million)			(€ million)
Current service cost	29	17	19	31	30	24	60	47	43
Past service cost	—	—	—	(139)	(61)	(12)	(139)	(61)	(12)
Interest cost	5	5	4	51	51	51	56	56	55
Expected return on plan assets	—	—	—	(24)	(27)	(27)	(24)	(27)	(27)
Plan curtailments	—	—	—	(5)	(10)	(25)	(5)	(10)	(25)
Plan settlements	—	—	—	—	—	1	—	—	1

	34	22	23	(86)	(17)	12	(52)	5	35

      Expenses for pension plans assigned to assets held for sale in 2006 comprised service cost of €14 million (2005: €14 million; 2004: €14 million), service cost for prior years of €nil (2005: €nil; 2004: minus €11 million), interest cost of €20 million (2005: €21 million; 2004: €19 million) for entitlements earned in previous years, expected returns on plan assets amounting to €10 million (2005: €9 million; 2004: €6 million) and income of €37 million (2005: €45 million, 2004: €nil) from plan curtailments.
      The present value of defined benefit obligation is calculated in accordance with IAS 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of a prudent assessment of the relevant parameters. The fair value of plan assets is deducted from the present value of the obligation for pensions and other post-employment benefits. The obligations and plan assets are valued at regular intervals of not more than three years. For all major plans, comprehensive actuarial valuations are performed annually as of December 31.
      The difference between the defined benefit obligation — after deducting the fair value of plan assets — and the net liability recognized in the balance sheet is attributable to unrecognized past service cost.
      Plan assets in excess of the benefit obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19 (Employee Benefits).
      Benefits expected to be payable after retirement are spread over each employee’s entire period of employment, allowing for future changes in remuneration.
      Changes in provisions for pensions and other post-employment benefits were as follows:

	2005	2006

	(€ million)
Balance as of January 1	6,219	7,174
Acquisitions and changes in the scope of consolidation	25	341
Additions	1,849	497
Utilization	(615)	(565)
Reversal	(403)	(519)
Reclassifications to current liabilities	—	(297)
Exchange differences	99	(88)

Balance as of December 31	7,174	6,543

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In 2005, provisions for pensions and other post-employment benefits were influenced mainly by the restructuring of Bayer’s global pension systems and especially the modification of several of its largest pension plans in the United States, replacing defined-benefit plans with purely defined-contribution plans. In 2006, by contrast, the main impact came from structural adjustments to the Bayer Group’s portfolio. Reclassifications to current liabilities totaled €297 million, while additions to provisions as a result of the acquisition of the business of Schering AG, Germany amounted to €345 million. Changes in value caused by actuarial gains and losses are shown as reversals or additions.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

	Germany

			Other Post-
			Employment
	Pension		Benefit
	Obligations		Obligations

	2005	2006	2005	2006

	(€ million)
Defined benefit obligation as of January 1	8,866	10,256	184	158
Acquisitions	14	1,703	—	6
Changes due to divestitures and changes in the scope of consolidation	—	(10)	—	—
Current service cost	138	195	17	19
Interest cost	432	466	5	4
Employee contributions	26	26	—	—
Plan changes	56	(8)	—	—
Plan settlements	—	—	—	—
Net actuarial (gain) loss	1,160	(487)	—	—
Benefits paid	(436)	(489)	(48)	(46)
Plan curtailments	—	(2)	—	—
Reclassifications to current assets/liabilities	—	(293)	—	(2)
Exchange differences	—	—	—	—

Defined benefit obligation as of December 31	10,256	11,357	158	139

Fair value of plan assets as of January 1	4,373	4,599	—	—
Acquisitions	—	1,497	—	—
Changes due to divestitures and changes in the scope of consolidation	—	(5)	—	—
Actual return on plan assets	330	116	—	—
Plan settlements	—	—	—	—
Employer contributions	306	325	48	46
Employee contributions	26	26	—	—
Benefits paid	(436)	(489)	(48)	(46)
Reclassifications to current assets/liabilities	—	(16)	—	—
Exchange differences	—	—	—	—

Fair value of plan assets as of December 31	4,599	6,053	—	—

Funded status as of December 31	(5,657)	(5,304)	(158)	(139)

Unrecognized past service cost	—	—	—	—
Unrecognized transition obligation	—	—	—	—
Asset limitation due to uncertainty of obtaining future benefits	—	—	—	—

Net recognized liability as of December 31	(5,657)	(5,304)	(158)	(139)

Amounts recognized in the balance sheet
Prepaid benefit assets	—	—	—	—
Provisions for pensions and other post-employment benefits	(5,657)	(5,304)	(158)	(139)

Net recognized liability as of December 31	(5,657)	(5,304)	(158)	(139)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Other Countries

			Other Post-
			Employment
	Pension		Benefit
	Obligations		Obligations

	2005	2006	2005	2006

	(€ million)
Defined benefit obligation as of January 1	3,807	4,269	724	878
Acquisitions	11	405	—	27
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—
Current service cost	122	76	30	24
Interest cost	222	230	51	51
Employee contributions	5	2	—	—
Plan changes	4	8	—	(10)
Plan settlements	(52)	(4)	—	—
Net actuarial (gain) loss	262	(1)	—	54
Benefits paid	(198)	(211)	(47)	(45)
Plan curtailments	(317)	(20)	(10)	(25)
Reclassifications to current assets/liabilities	—	(155)	—	(1)
Exchange differences	403	(251)	130	(89)

Defined benefit obligation as of December 31	4,269	4,348	878	864

Fair value of plan assets as of January 1	2,841	3,485	286	359
Acquisitions	—	307	—	—
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—
Actual return on plan assets	321	421	22	44
Plan settlements	(32)	(1)	—	(1)
Employer contributions	176	173	53	38
Employee contributions	5	2	—	—
Benefits paid	(198)	(211)	(47)	(45)
Reclassifications to current assets/liabilities	—	(150)	—	—
Exchange differences	372	(222)	45	(38)

Fair value of plan assets as of December 31	3,485	3,804	359	357

Funded status as of December 31	(784)	(544)	(519)	(507)

Unrecognized past service cost	(3)	2	(8)	(6)
Unrecognized transition obligation	—	—	—	—
Asset limitation due to uncertainty of obtaining future benefits	(8)	(7)	—	—

Net recognized liability as of December 31	(795)	(549)	(527)	(513)

Amounts recognized in the balance sheet
Prepaid benefit assets	37	38	—	—
Provisions for pensions and other post-employment benefits	(832)	(587)	(527)	(513)

Net recognized liability as of December 31	(795)	(549)	(527)	(513)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Total

			Other Post-
			Employment
	Pension		Benefit
	Obligations		Obligations

	2005	2006	2005	2006

	(€ million)
Defined benefit obligation as of January 1	12,673	14,525	908	1,036
Acquisitions	25	2,108	—	33
Changes due to divestitures and changes in the scope of consolidation	—	(10)	—	—
Current service cost	260	271	47	43
Interest cost	654	696	56	55
Employee contributions	31	28	—	—
Plan changes	60	—	—	(10)
Plan settlements	(52)	(4)	—	—
Net actuarial (gain) loss	1,422	(488)	—	54
Benefits paid	(634)	(700)	(95)	(91)
Plan curtailments	(317)	(22)	(10)	(25)
Reclassifications to current assets/liabilities	—	(448)	—	(3)
Exchange differences	403	(251)	130	(89)

Defined benefit obligation as of December 31	14,525	15,705	1,036	1,003

Fair value of plan assets as of January 1	7,214	8,084	286	359
Acquisitions	—	1,804	—	—
Changes due to divestitures and changes in the scope of consolidation	—	(5)	—	—
Actual return on plan assets	651	537	22	44
Plan settlements	(32)	(1)	—	(1)
Employer contributions	482	498	101	84
Employee contributions	31	28	—	—
Benefits paid	(634)	(700)	(95)	(91)
Reclassifications to current assets/liabilities	—	(166)	—	—
Exchange differences	372	(222)	45	(38)

Fair value of plan assets as of December 31	8,084	9,857	359	357

Funded status as of December 31	(6,441)	(5,848)	(677)	(646)

Unrecognized past service cost	(3)	2	(8)	(6)
Unrecognized transition obligation	—	—	—	—
Asset limitation due to uncertainty of obtaining future benefits	(8)	(7)	—	—

Net recognized liability as of December 31	(6,452)	(5,853)	(685)	(652)

Amounts recognized in the balance sheet
Prepaid benefit assets	37	38	—	—
Provisions for pensions and other post-employment benefits	(6,489)	(5,891)	(685)	(652)

Net recognized liability as of December 31	(6,452)	(5,853)	(685)	(652)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Of the defined benefit obligation for pensions, €5,067 million (2005: €5,516 million) relates to unfunded benefit obligations while €10,638 million (2005: €9,009 million) relates to funded benefit obligations. Of the defined benefit obligation for other post-employment benefits, €328 million (2005: €341 million) relates to unfunded benefit obligations while €675 million (2005: €695 million) relates to funded benefit obligations.
      Of the funded pension plans, total overfunding of individual plans amounts to €89 million (2005: €41 million) while underfunding amounts to €870 million (2005: €966 million). Similarly, other funded post-employment benefit obligations of individual funds are underfunded by €318 million (2005: €336 million).
      The Bayer Group has set up funded pension plans for its employees in many countries. Since the legal and tax requirements and economic conditions may vary considerably between countries, assets are managed according to country-specific principles.
      Bayer Pensionskasse VvaG (Bayer Pensionskasse) in Germany is by far the most significant of the pension funds. This legally independent fund is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of Bayer Pensionskasse, it is classified as a defined benefit plan for IFRS purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €54 million (2005: €56 million). Bayer AG has undertaken to provide profit-sharing capital in the form of an interest-bearing loan totaling €150 million for the Bayer Pensionskasse. The entire amount was drawn as of December 31, 2005 and 2006.
      The investment policy of Bayer Pensionskasse is geared to compliance with regulatory provisions and to the risk structure resulting from its obligations. In light of capital market movements, Bayer Pensionskasse has therefore developed a strategic target investment portfolio aligned to its risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.
      A large proportion of the benefit obligations of Bayer Schering Pharma AG, Germany, which was acquired during the year, are covered by Schering Altersversorgung Treuhand Verein. Its investment strategy allows the use of derivatives; all currency risks are fully hedged. A risk management system simulates worst case scenarios for defined portfolios on the basis of historical price data.
      For plan assets in other countries, too, the key investment strategy criteria are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global balance of opportunity and risk capable of ensuring the payment of all future benefits.
      At year end, plan assets to cover pension obligations were allocated as follows:

	Plan Assets as of December 31

	Germany			Other Countries

			Target for			Target for
	2005	2006	2007	2005	2006	2007

	(in %)
Equity securities (directly held)	0.04	13.36	13.10	50.98	50.84	49.09
Debt securities	53.75	41.68	42.14	41.26	40.46	41.24
Special securities funds	25.65	26.13	22.62	—	0.01	0.01
Real estate and special real estate funds	12.13	8.92	12.92	1.58	3.03	3.14
Other	8.43	9.91	9.22	6.18	5.66	6.52

	100.00	100.00	100.00	100.00	100.00	100.00

      Obligations in Germany to pay early retirement benefits are funded entirely by provisions.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      At year end, plan assets to cover other post-employment benefit obligations were allocated as follows:

	Plan Assets as of December 31

	Germany			Other Countries

			Target for			Target for
	2005	2006	2007	2005	2006	2007

	in %	in %	in %	in %	in %	in %
Equity securities (directly held)	—	—	—	56.10	56.80	53.00
Debt securities	—	—	—	35.40	35.30	35.00
Special securities funds	—	—	—	—	—	—
Real estate and special real estate funds	—	—	—	—	—	—
Other	—	—	—	8.50	7.90	12.00

	—	—	—	100.00	100.00	100.00

      At the closing dates, plan assets included roughly the same weightings of Bayer shares as the major stock indices.
      All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy and staff fluctuation, but also on the following parameters, which vary from country to country according to economic conditions.
      The weighted parameters used to value pension obligations as of December 31 of the respective year were as follows:

			Other
	Germany		Countries		Total

	2005	2006	2005	2006	2005	2006

	in %	in %	in %	in %	in %	in %
Pension obligations
Discount rate	4.25	4.60	5.50	5.65	4.60	4.90
Projected future remuneration increases	2.50	2.60	4.00	4.10	2.75	2.85
Projected future benefit increases	1.25	1.50	2.75	2.45	1.45	1.60
Other post-employment benefit obligations
Discount rate	3.25	4.30	6.00	6.25	5.65	6.00
      The following weighted parameters were used to value the cost of pensions and other post-employment benefits:

			Other
	Germany		Countries		Total

	2005	2006	2005	2006	2005	2006

	in %	in %	in %	in %	in %	in %
Pension obligations
Discount rate	5.00	4.25	5.75	5.50	5.20	4.60
Projected future remuneration increases	2.50	2.50	4.10	4.00	2.95	2.75
Projected future benefit increases	1.25	1.25	2.70	2.75	1.40	1.45
Expected return on plan assets	5.50	5.25	7.50	7.50	6.35	6.10
Other post-employment benefit obligations
Discount rate	3.25	3.25	6.00	6.00	5.40	5.65
Expected return on plan assets	—	—	8.25	8.25	8.25	8.25
      The expected long-term return on plan assets is determined on the basis of published and internal capital market reports and forecasts for each asset class.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Altering individual parameters by 0.5 percentage points while leaving the other parameters unchanged would impact pension and other post-employment benefit obligations as of year end 2006 as follows:

	Germany		Other Countries		Total

	0.5	0.5	0.5	0.5	0.5	0.5
	Percentage	Percentage	Percentage	Percentage	Percentage	Percentage
	Point	Point	Point	Point	Point	Point
	Increase	Decrease	Increase	Decrease	Increase	Decrease

	(€ million)
Pension obligations
Change in discount rate	(771)	865	(273)	295	(1,044)	1,160
Change in projected future remuneration increases	139	(132)	56	(50)	195	(182)
Change in projected future benefit increases	568	(531)	70	(31)	638	(562)
Other post-employment benefit obligations
Change in discount rate	(1)	1	(42)	42	(43)	43
      Altering individual parameters by 0.5 percentage points while leaving the other parameters unchanged would impact pension expense as of year end 2007 as follows:

	Germany		Other Countries		Total

	0.5	0.5	0.5	0.5	0.5	0.5
	Percentage	Percentage	Percentage	Percentage	Percentage	Percentage
	Point	Point	Point	Point	Point	Point
	Increase	Decrease	Increase	Decrease	Increase	Decrease

	(€ million)
Pension obligations
Change in discount rate	(10)	10	(1)	(1)	(11)	9
Change in projected future remuneration increases	9	(8)	4	(4)	13	(12)
Change in projected future benefit increases	33	(30)	3	(2)	36	(32)
Change in expected return on plan assets	(30)	30	(18)	18	(48)	48
Other post-employment benefit obligations
Change in discount rate	—	—	(2)	2	(2)	2
Change in expected return on plan assets	—	—	(2)	2	(2)	2

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Provisions are also set up for the obligations of Group companies, particularly in the United States, to provide post-employment benefits in the form of health care cost payments to retirees. The valuation of health care costs is based on the assumption that they will increase at a rate of 11 percent (assumption in 2005: 10 percent), which should decline to 9 percent by 2008 (assumption in 2005: 8 percent by 2007). The table shows the impact of a one percentage point change in the assumed rate of cost increases:

	Increase of One	Decrease of One
	Percentage Point	Percentage Point

	(€ million)
Impact on pension expense	3	(2)
Impact on other post-employment benefit obligations	65	(60)
      The following employer contributions were made in 2006 and 2005, and are expected to be made in 2007, in connection with defined benefit obligations:

	Germany			Other Countries

			2007			2007
	2005	2006	Projected	2005	2006	Projected

	(€ million)
Pensions obligations	306	325	348	176	173	92
Other post-employment benefit obligations	48	46	39	53	38	44

Total	354	371	387	229	211	136

      Pensions and other post-employment benefits payable in the future are estimated as follows:

	Germany		Other Countries		Total

		Other Post-		Other Post-		Other Post-
		Employment		Employment		Employment
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Obligations	Obligations	Obligations	Obligations	Obligations	Obligations

	(€ million)
2007	528	39	191	43	719	82
2008	544	29	195	45	739	74
2009	566	22	205	48	771	70
2010	587	20	221	52	808	72
2011	609	16	241	55	850	71
2012 - 2016	3,378	12	1,327	312	4,705	324

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The actuarial gains and losses related to defined benefit obligations and plan assets, recognized in a separate statement of recognized income and expense outside of profit or loss, and the deductions in connection with asset limitation due to the uncertainty of obtaining future benefits, are as follows:

					Pensions Obligations —
	Pension Obligations — Germany				Other Countries

	2003	2004	2005	2006	2003	2004	2005	2006

	(€ million)
Defined benefit obligation	8,099	8,866	10,256	11,357	3,746	3,807	4,269	4,348
Fair value of plan assets	4,240	4,373	4,599	6,053	2,675	2,841	3,485	3,804

Funded status	(3,859)	(4,493)	(5,657)	(5,304)	(1,071)	(966)	(784)	(544)

Accumulated actuarial gains (losses) relating to benefit obligation as of January 1	(670)	(1,119)	(1,682)	(2,842)	(98)	(304)	(421)	(692)
Changes due to divestitures and changes in the scope of consolidation	—	—	—	1	—	—	—	—
Newly arisen during the year due to changes in actuarial parameters	(610)	(575)	(1,122)	441	(249)	(161)	(265)	46
Newly arisen during the year due to experience adjustments	161	12	(38)	46	13	19	3	(45)
Allocations to discontinued operations	—	—	—	61	—	—	—	34
Exchange differences	—	—	—	—	30	25	(9)	—

December 31	(1,119)	(1,682)	(2,842)	(2,293)	(304)	(421)	(692)	(657)

Accumulated actuarial gains (losses) relating to plan assets as of January 1	(753)	(735)	(786)	(693)	(631)	(315)	(204)	(125)
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—
Newly arisen during the year	18	(51)	93	(154)	230	100	84	159
Allocations to discontinued operations	—	—	—	1	—	—	—	(19)
Exchange differences	—	—	—	—	86	11	(5)	—

December 31	(735)	(786)	(693)	(846)	(315)	(204)	(125)	15

Asset limitation due to uncertainty of obtaining future benefits as of January 1	1,058	1,058	1,058	1,058	—	7	9	17
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—
Newly arisen during the year	—	—	—	—	7	2	8	(9)
Allocations to discontinued operations	—	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—	—	(1)

December 31	1,058	1,058	1,058	1,058	7	9	17	7

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	Other Post-Employment
	Benefit Obligations —
	Other Countries

	2003	2004	2005	2006

	(€ million)
Defined benefit obligation	886	724	878	864
Fair value of plan assets	263	286	359	357

Funded status	(623)	(438)	(519)	(507)

Accumulated actuarial gains (losses) relating to benefit obligation as of January 1	(20)	(222)	(259)	(259)
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—
Newly arisen during the year due to changes in actuarial parameters	(190)	(38)	(31)	(71)
Newly arisen during the year due to experience adjustments	(42)	(17)	31	17
Allocations to discontinued operations	—	—	—	—
Exchange differences	30	18	—	2

December 31	(222)	(259)	(259)	(311)

Accumulated actuarial gains (losses) relating to plan assets as of January 1	(92)	(49)	(36)	(41)
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—
Newly arisen during the year	29	11	(5)	17
Allocations to discontinued operations	—	—	—	—
Exchange differences	14	2	—	—

December 31	(49)	(36)	(41)	(24)

Asset limitation due to uncertainty of obtaining future benefits as of January 1	—	—	—	—
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—
Newly arisen during the year	—	—	—	—
Allocations to discontinued operations	—	—	—	—
Exchange differences	—	—	—	—

December 31	—	—	—	—

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

					Other Post-Employment Benefit
	Pension Obligations — Total				Obligations — Total

	2003	2004	2005	2006	2003	2004	2005	2006

	(€ million)
Defined benefit obligation	11,845	12,673	14,525	15,705	1,088	908	1,036	1,003
Fair value of plan assets	6,915	7,214	8,084	9,857	263	286	359	357

Funded status	(4,930)	(5,459)	(6,441)	(5,848)	(825)	(622)	(677)	(646)

Accumulated actuarial gains (losses) relating to benefit obligation as of January 1	(768)	(1,423)	(2,103)	(3,534)	(20)	(222)	(259)	(259)
Changes due to divestitures and changes in the scope of consolidation	—	—	—	1	—	—	—	—
Newly arisen during the year due to changes in actuarial parameters	(859)	(736)	(1,387)	487	(190)	(38)	(31)	(71)
Newly arisen during the year due to experience adjustments	174	31	(35)	1	(42)	(17)	31	17
Allocations to discontinued operations	—	—	—	95	—	—	—	—
Exchange differences	30	25	(9)	—	30	18	—	2

December 31	(1,423)	(2,103)	(3,534)	(2,950)	(222)	(259)	(259)	(311)

Accumulated actuarial gains (losses) relating to plan assets as of January 1	(1,384)	(1,050)	(990)	(818)	(92)	(49)	(36)	(41)
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—
Newly arisen during the year	248	49	177	5	29	11	(5)	17
Allocations to discontinued operations	—	—	—	(18)	—	—	—	—
Exchange differences	86	11	(5)	—	14	2	—	—

December 31	(1,050)	(990)	(818)	(831)	(49)	(36)	(41)	(24)

Asset limitation due to uncertainty of obtaining future benefits as of January 1	1,058	1,065	1,067	1,075	—	—	—	—
Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—
Newly arisen during the year	7	2	8	(9)	—	—	—	—
Allocations to discontinued operations	—	—	—	—	—	—	—	—
Exchange differences	—	—	—	(1)	—	—	—	—

December 31	1,065	1,067	1,075	1,065	—	—	—	—

      In Germany, no unrealized actuarial gains/losses or deductions due to asset limitation do exist in relation to other post-employment benefit obligations.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[26]	Other provisions
      The various categories of provisions changed as follows in 2006:

		Personnel	Environmental		Trade-Related	Legal
	Taxes	Commitments	Remediation	Restructuring	Commitments	Risks	Miscellaneous	Total

	(€ million)
December 31, 2005	803	1,485	279	92	648	663	379	4,349
of which current	431	837	81	83	641	588	348	3,009
Changes in the scope of consolidation	347	447	19	11	103	63	197	1,187
Additions	616	1,090	43	172	896	150	771	3,738
Utilization	(488)	(1,005)	(44)	(55)	(745)	(383)	(463)	(3,183)
Reversal	(133)	(89)	(9)	(9)	(78)	(39)	(125)	(482)
Reclassifications to current liabilities	(13)	(86)	(8)	(7)	(10)	(1)	(43)	(168)
Exchange differences	(43)	(50)	(18)	(8)	(45)	(19)	(29)	(212)

December 31, 2006	1,089	1,792	262	196	769	434	687	5,229

of which current	870	1,081	38	149	763	328	536	3,765
      The expected disbursements out of the provisions recognized in the 2005 and 2006 balance sheets are as follows:

	Dec. 31, 2005		Dec. 31, 2006

	(€ million)		(€ million)
Expected disbursements		Expected disbursements
2006	3,009	2007	3,765
2007	231	2008	466
2008	125	2009	275
2009	81	2010	125
2010	229	2011	88
2011 or later	674	2012 or later	510

	4,349		5,229

      The provisions are partly offset by claims for refunds in the amount of €90 million (2005: €116 million), which are recognized as receivables. They relate mainly to environmental measures and to claims out of the provisions for legal risks. Further details of legal risks are given in Note [32].
      Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Also reflected here are the obligations under the stock-based compensation programs.

[26.1]	Stock-based compensation
      Stock-based compensation in the Bayer Group is granted primarily under standard programs and also on an individual agreement basis.
      Individual agreements enable the company to link remuneration components to stock price or future stock price trends. Awards under such agreements may be contingent upon the attainment of agreed targets, or they may be based solely on length of service.
      Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2001 through 2004 was essentially a stock option program with

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
variable stock-based awards. This program provides for cash payments. Middle managers were offered a stock incentive program, while other groups of employees were offered a stock participation program.
      A stock-based compensation program for top and middle management, known as “Aspire”, was introduced in 2005. It comprises two variants, which are described below. For other managers and non-managerial employees, a stock participation program has been offered since 2005, under which Bayer subsidizes employee purchases of shares in the company.
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
      The table below shows the change in provisions for the various programs:

	Stock	Stock	Stock
	Option	Incentive	Participation
	Program	Program	Program	Aspire I	Aspire II	Total

	(€ million)
December 31, 2005	13	3	11	11	23	61
Additions	7	2	5	22	29	65
Utilization	(7)	(2)	(4)	(4)	(8)	(25)
Reversal	—	—	—	—	—	—
Reclassifications to current liabilities	—	—	—	(2)	(5)	(7)
Exchange differences	—	—	—	(1)	(1)	(2)

December 31, 2006	13	3	12	26	38	92

      Total expenses for stock-based compensation programs in 2006 were €65 million (2005: €51 million), including €51 million (2005: €34 million) for the Aspire programs and €4 million in subsidies for the 2006 short-term stock participation program (2005: €2 million in subsidies for the 2005 short-term stock participation program).
      In 2006, provisions of €8 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred under the standard programs. Expenses for individual stock-based compensation agreements in 2006 were €6 million (2005: €4 million).
      The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method and the following key parameters:

	2005	2006

Dividend yield	2.27%	2.29%
Risk-free interest rate	2.92%	3.83%
Volatility of Bayer stock	38.00%	21.52%
Volatility of the EURO STOXX 50sm	19.55%	13.14%
Correlation between Bayer stock price and the EURO STOXX 50sm	0.56	0.61
      The expected exercise period is three to five years.

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

Stock Participation Program (2006) for other managers and non-managerial employees
      Under this program, Bayer offered employees the opportunity to purchase shares at a discount of 15 percent on the lowest stock price for the day (Tagestiefstkurs) of August 15, 2006. Employees could invest an amount of up to 10 percent of their annual base salary, but not more than €5,000.
      The shares purchased under the 2006 Stock Participation Program must be held in a special deposit account and may not be sold prior to December 31, 2007. In 2006, employees acquired a total of 474,003 Bayer shares under the 2006 Stock Participation Program, leading to additional compensation expenses in an amount of €3 million.
      Bayer Industry Services GmbH & Co. OHG (BIS), held by Bayer AG (60 percent) and by LANXESS (40 percent), offered a different stock participation program. BIS offered its managers and non-managerial employees the opportunity to purchase Bayer shares and LANXESS shares in a ratio of 3:2, at a discount of 50 percent from the lowest stock price for the day (Tagestiefstkurs) of August 14, 2006. The total discounted purchase of shares purchased by any one manager or non-managerial employee under this stock participation program was capped at an amount ranging between €600 and €2,000 depending on the contract level of that manager or non-managerial employee. The total granted discount per manager or non-managerial employee ranged between €300 and €1,000.
      The shares purchased under the BIS stock participation program must be held in special deposit account and may not be sold prior to December 31, 2008. In 2006, BIS managers and non-managerial employees acquired a total of 34,512 Bayer shares under the BIS stock participation program, leading to an additional compensation expense for us in an amount of €1 million.

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

Stock Option Program (2001-2004)
      A maximum personal investment in Bayer stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.
      The Stock Option Program also contains a three-year retention condition. The retention period is followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option rights and the award to which the holder is entitled depend on the absolute and relative performance of Bayer stock.
      For the tranches issued in 2001-2002, every participant received one option for every 20 shares of their personal investments placed in a special account. Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of Bayer stock, both in absolute terms and relative to the EURO STOXX 50sm index.
      For the tranches issued in 2003 and 2004, participants received up to three options per share for every share of their personal investments placed in the special account. For each option, a cash payment — equivalent to the market price of one Bayer share — and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.
      None of the stock options issued under the 2001 tranche, which expired on May 15, 2006, were exercised. Stock options under the 2002 and 2003 tranches where partially exercised and are currently still exercisable. As of December 31, 2006, their intrinsic value was €4 million.

Stock Incentive Program (2000-2004)
      To participate in this program, each participant was required to deposit shares with a maximum aggregate value of 50 percent of his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer shares deposited at the launch of each tranche and the overall performance of Bayer stock. The Stock Incentive Program differed from the Stock Option Program in that participants were permitted to sell their shares during the term of the program, although any shares sold did not count for purposes of calculating the incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.
      Incentive payments under the program are only made if Bayer stock has outperformed the EURO STOXX 50sm index on the respective incentive payment dates. For every ten Bayer shares originally placed in their special account and retained until the incentive payment date, participants receive payments equal to the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
value of two shares after two years, the value of four shares after six years and the value of additional four shares after ten years.

Stock Participation Program (2000-2004)
      Under the Stock Participation Program, only half as many shares as under the Stock Incentive Program are awarded per ten shares deposited, but the award is not conditioned on any performance criteria.

[26.2]	Environmental protection
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
      Provisions for environmental remediation as of December 31, 2006 amounted to €262 million (2005: €279 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling €345 million (2005: €363 million), discounted at risk-free average rates of between 3.0 percent and 10.0 percent. These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 40 years.
      Further information on the inherent difficulties involved in accurately estimating environmental obligations is provided in Note [5].

[26.3]	Restructuring charges
      Restructuring charges of €408 million were incurred in 2006 for closures of facilities and relocation of business activities. At year end, provisions of €196 million existed that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €149 million in severance payments, a total of €87 million in accelerated amortization/depreciation and write-downs of intangible assets,

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
property, plant and equipment, and €172 million in other expenses. Most of the charges taken for severance payments and other expenses in 2006 will lead to disbursements in 2007.
      Bayer CropScience introduced a restructuring program, named the “NEW” project, in August 2006 to optimize cost structures and raise efficiency. Restructuring expenses of €74 million are recognized for this in 2006, including €19 million in write-downs and €22 million in personnel-related expenses. As of December 31, 2006 provisions for this program amounted to €38 million. The NEW project mainly affected North America, Japan and Germany, especially through capacity reductions at the production sites in Kansas City, Missouri and Institute, West Virginia in the United States and concentration of global research activities in the United States and Japan. In Germany, production plants were closed at the Dormagen and Griesheim sites.
      During 2006 the Bayer HealthCare subgroup carried out the decision taken in the third quarter of 2005 to relocate the headquarters of its Diabetes Care Division from Elkhart, Indiana, to Tarrytown, New York. This resulted in total current expenditures of €14 million in 2006, comprising moving costs, refurbishments and expenses for the transformation of the global sales, marketing and procurement structures. In 2005, a write-off of €12 million was taken for the buildings in Elkhart used by this division, and provisions of €7 million were recorded for severance payments to employees.
      In connection with the closure of the Bayer MaterialScience subgroup’s diphenylmethane diisocyanate production facility in New Martinsville, West Virginia, a write-down of €9 million was recorded for assets that are no longer required. Further expenses of €6 million were recognized for severance payments and other shutdown expenses.
      The human resources function was reorganized effective October 2006 as part of our drive to make administrative functions more competitive. Expenses of €27 million were recognized in 2006 for the realignment of the human resources departments at Group companies and the establishment of an HR Shared Center Europe in Leverkusen, Germany.
      Alongside this, the acquisition of Schering AG, Germany necessitates extensive restructuring measures in connection with the integration process, both now and in the future, in order to consolidate the Bayer Group’s pharmaceuticals activities and harmonize the operation of this business in the interests of the entire Group. This includes amalgamating all key functions, especially research and development, procurement, production, sales, marketing and administration. The principal integration activities are as follows:
      The global research and development activities previously performed by Bayer Schering Pharma AG and Bayer’s HealthCare subgroup at various sites are to be consolidated at the Berlin and Wuppertal sites in Germany and at Berkeley, California, in the United States.
      Moreover, in most countries the local subsidiaries of Bayer Schering Pharma AG will be transferred to the existing Bayer organizations. The field forces and marketing functions of these Bayer Schering Pharma AG subsidiaries and the Pharmaceuticals division of Bayer HealthCare will be merged to form local Bayer Schering Pharma AG divisions. Detailed plans are currently being drawn up and are dependent on the progress of the integration process.
      The administrative structures of Bayer Schering Pharma AG will be merged into the global structures of the Bayer Group. Following its integration into the Bayer Group, Bayer Schering Pharma AG — in common with other Group companies — will utilize the central functions provided by the corporate center of Bayer AG in its role as holding company for the Group.
      Total restructuring expenses for Schering amounted to €179 million in 2006. Of this, €109 million comprised provisions for measures to be taken as part of the restructuring. The restructuring provisions recorded in connection with the integration of Schering include severance payments of €85 million and other charges of €24 million. In addition, the restructuring measures for Schering in 2006 resulted in €19 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      We anticipate further restructuring expenses in the future as the integration process proceeds and the related projects are decided upon and implemented. These costs cannot be quantified accurately at present since they depend on detailed decisions that have not yet been made. A major part of the expenses for these projects is likely to be incurred in 2007. At present we assume possible future restructuring expenses of up to €1 billion for the restructuring of the acquired Schering AG business, but that could increase or decrease depending of future decisions. Restructuring provisions changed as follows during the year:

	Severance
	Payments	Other Costs	Total

	(€ million)
Balance as of January 1, 2006	41	51	92
Changes in the scope of consolidation	11	—	11
Additions	124	48	172
Utilization	(29)	(26)	(55)
Reversal	(4)	(5)	(9)
Reclassifications to current liabilities	(6)	(1)	(7)
Exchange differences	(1)	(7)	(8)

Balance as of December 31, 2006	136	60	196

      The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.

[27]	Financial liabilities
      Financial liabilities comprise the following:

	Dec. 31, 2005		Dec. 31, 2006

		of which		of which
	Total	current	Total	current

	(€ million)
Bonds and notes	6,953	336	11,852	2,137
Liabilities to banks	703	602	6,805	2,273
Liabilities under finance leases	468	61	384	69
Commercial paper	174	174	—	—
Liabilities from derivative financial instruments	168	111	187	31
Other financial liabilities	486	483	573	568

	8,952	1,767	19,801	5,078

      The maturities of financial liabilities were as follows:

	Dec. 31, 2005		Dec. 31, 2006

	(€ million)		(€ million)
Maturing in		Maturing in
2006	1,767	2007	5,078
2007	2,152	2008	254
2008	262	2009	4,567
2009	486	2010	32
2010	36	2011	4,029
2011 or later	4,249	2012 or later	5,841

	8,952		19,801

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      As in the previous year, there were no financial liabilities to associates.
      U.S. dollar-denominated financial liabilities amounted to €1.8 billion (2005: €1.3 billion) and accounted for 8.9 percent (2005: 15.0 percent) of total financial liabilities. No assets of the Group are pledged against financial liabilities.
      Short-term borrowings (excluding the short-term portion of debentures) amounted to €2.9 billion (2005: €1.4 billion) with a weighted average interest rate of 3.8 percent (2005: 7.7 percent). The Bayer Group’s financial liabilities are primarily unsecured and of equal priority.
      Further information on the accounting for receivables from derivative financial instruments is given in Note [30].
      Bonds and notes include the following:

Effective	Stated			Dec. 31,	Dec. 31,
Rate	Rate		Nominal Volume	2005	2006

				(€ million)
Bayer AG
5.515%	5.375%	Eurobonds 2002/2007	EUR 2,137 million	2,098	2,137
6.075%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,104	2,010
5.155%	5.000%	Hybrid bonds 2005/2105 (2015)	EUR 1,300 million	1,268	1,247
floating	floating	Eurobonds 2006/2009	EUR 1,600 million	—	1,596
4.621%	4.500%	Eurobonds 2006/2013	EUR 1,000 million	—	993
5.774%	5.625%	Sterling bonds 2006/2018	GBP 250 million	—	368
5.541%	5.625%	Sterling bonds 2006/2018 (second tranche)	GBP 100 million	—	150
variable	variable	Bonds (private placement) 2003/2006	EUR 250 million	250	—
variable	variable	Bonds (private placement) 2004/2006	EUR 50 million	50	—
3.502%	3.490%	Bonds (private placement) 2004/2008	EUR 20 million	20	20
0.160%	0.160%	Bonds (private placement) 2005/2006	JPY 5 billion	36	—
Bayer Capital Corp. B.V.
7.117%	6.625%	Mandatory convertible bond 2006/2009	EUR 2,300 million	—	2,276
Bayer Corporation
7.180%	7.125%	Notes 1995/2015	USD 200 million	164	144
6.670%	6.650%	Notes 1998/2028	USD 350 million	294	263
6.210%	6.200%	Bonds 1998/2028 (2008)	USD 250 million	213	190
4.043%	3.750%	Bonds (private placement) 2004/2009	EUR 460 million	456	458

				6,953	11,852

      In July 2005 Bayer AG issued a 100-year subordinated hybrid bond with an issue volume of €1.3 billion. This issue matures in 2105 and has a fixed coupon of 5 percent in the first ten years. Thereafter, interest is calculated quarterly at a floating rate (three-month EURIBOR plus 280 basis points). After the first ten years, Bayer AG has a quarterly option to redeem the bonds at face value. The issue price was 98.812 percent and interest is paid in arrears.
      In May 2006 Bayer AG launched further bond issues under its multi-currency Euro Medium Term Note (EMTN) program as part of the financing of the acquisition of Schering AG, Germany. The first of these was a three-year floating rate note in a nominal amount of €1,600 million which bears interest at 0.225 percent about the 3-month EURIBOR rate. The second issue, which has a face value of €1,000 million, has a coupon of 4.5 percent and matures in seven years. A third bond, denominated in sterling (GBP) was also issued with a face

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
value of GBP 250 million. A second tranche with a face value of GBP 100 million was subsequently issued. This bond has a coupon of 5.625 percent and matures in 2018. The entire issue has been swapped into euros.
      In April 2006 Bayer Capital Corp. B.V. issued a subordinated mandatory convertible bond with a face value of €2,300 million as part of the financing of the Schering AG acquisition. This issue, which was placed with institutional investors, carries a 6.625 percent coupon and matures on June 1, 2009. Investors may convert the bond into a variable number of Bayer AG shares up to the expiration date, depending on the movement of the share price within in a set band. If the share price exceeds or falls below the band, the bond will be converted into a fixed number of shares. Conversion is mandatory after three years.
      In February 1998 Bayer Corporation issued notes of U.S.$350 million with a coupon of 6.65 percent and notes of U.S.$250 million with a coupon of 6.20 percent to eligible institutional investors. The first of these issues has a maturity of 30 years. The notes are redeemable, in whole or in part, at the option of Bayer Corporation at any time upon not less than 30 but not more than 60 days’ notice. The second issue has combined call and put options giving the lead manager the right to repurchase the notes, and the investors the right to cash them, after ten years. At that time, the lead manager can reset the interest rate and remarket the bonds for a further period of 20 years, such that they would mature in 2028. If investors exercise their put option, the bonds will be redeemed in 2008. Interest on both issues is paid semi-annually.
      The long-term liabilities to banks principally comprise a syndicated loan of €4 billion in connection with the acquisition of the business of Schering AG. This credit facility is provided by a syndicate of eleven banks and bears a variable interest rate (EURIBOR plus a margin based on Bayer’s credit rating from 2007). This credit facility has a fixed term until March 2011 but can be repaid in full or in part at any time on Bayer’s request.
      At December 31, 2006 the Group had approximately €11.7 billion (2005: €5.4 billion) of total lines of credit, of which €6.8 billion (2005: €0.7 billion) was used and €4.9 billion (2005: €4.7 billion) was unused and thus available for borrowing on an unsecured basis.
      Liabilities under finance leases are recognized as financial liabilities if the leased assets are capitalized under property, plant and equipment. They are stated at the present values of the minimum future lease payments. Lease payments totaling €486 million (2005: €596 million), including €102 million (2005: €128 million) in interest, are to be made to the respective lessors in future years.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Leasing liabilities mature as follows:

Dec. 31, 2005

(€ million)
Lease payments
Maturing in
2006	82
2007	68
2008	36
2009	38
2010	45
2011 or later	327

596

(€ million)

Interest component
Maturing in
2006	21
2007	19
2008	17
2009	16
2010	16
2011 or later	39

128

(€ million)

Liabilities under finance leases
Maturing in
2006	61
2007	49
2008	19
2009	22
2010	29
2011 or later	288

468

Dec. 31, 2006

(€ million)
Lease payments
Maturing in
2007	86
2008	40
2009	36
2010	35
2011	32
2012 or later	257

486

(€ million)

Interest component
Maturing in
2007	17
2008	16
2009	14
2010	14
2011	13
2012 or later	28

102

(€ million)

Liabilities under finance leases
Maturing in
2007	69
2008	24
2009	22
2010	21
2011	19
2012 or later	229

384

      Lease payments under operating leases in 2006 amounted to €187 million (2005: €122 million).
[28]     Trade accounts payable
      Trade accounts are payable mainly to third parties. Trade accounts payable as of December 31, 2006 include €2,359 million (2005: €1,973 million) maturing within one year and €10 million (2005: €1 million) maturing after one year. Of the total, €39 million (2005: €26 million) is payable to associates and €2,330 million (2005: €1,948 million) to other suppliers.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[29]     Other liabilities
      Other liabilities are comprised as follows:

	Dec. 31, 2005		Dec. 31, 2006

		of which		of which
	Total	current	Total	current

	(€ million)
Accrued interest on liabilities	424	424	561	561
Payroll liabilities	232	162	196	133
Liabilities for social expenses	115	114	146	138
License liabilities	33	33	3	3
Advance payments received and drafts accepted	33	32	30	28
Liabilities from commodity futures contracts	209	6	209	76
Liabilities to minority stockholders	39	—	756	736
Miscellaneous liabilities	1,447	1,245	1,603	1,380

	2,532	2,016	3,504	3,055

      The total amount includes €561 million (2005: €424 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.
      Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.
      As in the previous year, there were no other liabilities to associates.
      Miscellaneous liabilities include €421 million (2005: €511 million) in accrued expenses, of which €248 million (2005: €362 million) is current. Accrued expenses include €47 million (2005: €59 million) in grants and subsidies received from governments. The amount reversed and recognized income was €15 million (2005: €12 million). The miscellaneous liabilities also include guarantees, commissions to customers, and expense reimbursements.
      Based on the takeover offer made in connection with the domination agreement with Bayer Schering Pharma AG, in the fourth quarter of 2006 an obligation of €736 million arose toward the remaining minority stockholders to purchase their minority interest. This is reflected in other current liabilities and not in equity attributable to minority interest. Liabilities to minority stockholders also contain LANXESS AG’s 40 percent share — amounting to €20 million — in the capital of Bayer Industry Services GmbH & Co. OHG.
      Further information on the accounting for liabilities from derivative financial instruments is given in Note [30].
      Liabilities of €392 million (2005: €313 million) were secured, including €3 million (2005: €7 million) by mortgages.
[30]     Financial Instruments
     [30.1]     Management of financial and commodity price risks
      As a global company, Bayer is exposed in the normal course of business to currency, interest rate, procurement market and credit risks that could affect its net assets, financial position and results of operations.
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
used are mainly over-the-counter instruments, particularly forward exchange contracts, option contracts, interest rate swaps, cross-currency interest-rate swaps, commodity swaps and commodity option contracts concluded with banks of first-class credit standing.
      The various risk classes and risk management systems are outlined below:

Currency risk
      Exposure to currency risk arises mainly when receivables, liabilities, cash and cash equivalents or forecasted transactions are denominated in a currency other than the company’s local currency or will be denominated in such a currency in the planned course of business. The principal currency risks to which the Bayer Group is exposed involve the U.S. dollar, the British pound sterling and the euro.
      Currency risk is monitored and analyzed systematically and is managed centrally by the central finance department. The scope of hedging is evaluated regularly and defined in a Directive. Recorded foreign currency operating items and financial items are normally fully exchange-hedged.
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

Procurement market risk
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

[30.2]	Primary financial instruments
      The amount of financial liabilities recognized in the balance sheet is €162 million (2005: €37 million) below their fair value, which is determined mainly by discounting future cash flows. The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The remaining receivables and liabilities and cash and cash equivalents have such short terms that there is no significant discrepancy between their fair values and carrying amounts.

[30.3]	Economic hedges and hedge accounting with derivative financial instruments
      The Bayer Group uses derivative financial instruments to mitigate the risk of changes in exchange rates, interest rates and commodity prices. Many transactions constitute economic hedges but do not qualify for hedge accounting under IAS 39 (Financial Instruments: Recognition and Measurement). Changes in the fair value of these derivative financial instruments are recognized directly in the income statement: fair value changes on forward exchange contracts and currency options are reflected in exchange gains and losses, those on interest-rate swaps and interest-rate options in interest income and expense, and those on commodity futures and commodity options in other operating income and expenses. The fair values of derivatives are determined from quoted market prices or using recognized mathematical valuation methods.
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

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The fair value of hedged transactions at year end was as follows:

	Dec. 31, 2005			Dec. 31, 2006

		Fair Value			Fair Value

	Notional	Positive	Negative	Notional	Positive	Negative
	Amount	Fair Value	Fair Value	Amount	Fair Value	Fair Value

	(€ million)			(€ million)
Currency hedging of recorded transactions	4,759	18	(105)	10,305	78	(29)

Forward exchange contracts	3,600	15	(34)	8,960	40	(19)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—
Currency options	44	1	(1)	76	2	(1)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—
Cross-currency interest-rate swaps	1,115	2	(70)	1,269	36	(9)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	460	—	(10)	965	33	(9)

Currency hedging of forecasted transactions	942	10	(40)	1,761	54	(4)

Forward exchange contracts	817	5	(33)	1,761	54	(4)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	809	5	(33)	1,201	51	(2)
Currency options	125	5	(7)	—	—	—
of which FV hedges	—	—	—	—	—	—
of which CF hedges	93	3	(7)	—	—	—

Interest rate hedging of recorded transactions	11,327	174	(66)	11,633	110	(157)

Interest rate swaps	10,327	172	(65)	10,633	106	(156)
of which FV hedges	5,533	30	(31)	5,708	22	(145)
of which CF hedges	—	—	—	—	—	—
Interest rate options	1,000	2	(1)	1,000	4	(1)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—

Commodity price hedging	465	280	(209)	389	137	(225)

Forward commodity contracts	416	210	(125)	323	76	(149)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	168	70	(1)	72	2	(70)
Commodity option contracts	49	70	(84)	66	61	(76)
of which FV hedges	—	—	—	—	—	—
of which CF hedges	—	—	—	—	—	—

Total	17,493	482	(420)	24,088	379	(415)

of which short-term derivative financial instruments	5,443	116	(161)	15,484	135	(57)
for currency hedging	4,872	29	(155)	11,101	103	(31)
for interest rate hedging	350	—	—	4,127	—	(4)
for commodity hedging	221	87	(6)	256	32	(22)

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
      The ineffective portion of fair value hedges amounts to €3 million (2005: €nil).
      As in the previous year, there are no effects resulting from premature termination of fair value hedges entered into on the basis of firm commitments.

Cash flow hedges
      Fluctuations in future cash flows from forecasted foreign currency transactions are avoided by means of cash flow hedges. Cash flow hedges are also used to partially limit the risk of fluctuations in future cash flows resulting from price fluctuations on procurement markets. They relate to planned transactions or the risk of price fluctuations in procurement transactions with total notional volumes of €1,761 million and €389 million (2005: €942 million or €465 million) respectively.
      Other comprehensive income decreased in 2006 by €43 million (2005: €9 million) due to negative changes in the fair values of derivatives designated as cash flow hedges, while €9 million in expense (2005: €3 million in income) was removed from other comprehensive income and released to the income statement. The ineffective portion of hedges totaling €5 million (2005: €6 million) is recognized in income.
      An amount of €38 million will probably be reclassified from other comprehensive income to the income statement within the next twelve months. All forecasted transactions are considered highly probable.
[31]     Commitments and contingencies
      Contingent liabilities as of December 31, 2006 amounted to €136 million. They result entirely from liabilities assumed on behalf of third parties and comprise:

	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Issuance and endorsement of bills	12	5
Guarantees	93	—
Other commitments	72	74
Miscellaneous	—	57

	177	136

      Contingent liabilities refer to the potential occurrence of future events that would create an obligation. Although such events are regarded as improbable on the reporting date, they cannot be ruled out entirely.
      Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Further details of legal risks are given in Note [32].
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
      Minimum non-discounted future payments relating to operating leases total €559 million (2005: €452 million). The respective payment obligations mature as follows:

	Dec. 31, 2005		Dec. 31, 2006

	(€ million)		(€ million)
Maturing in		Maturing in
2006	106	2007	148
2007	90	2008	106
2008	71	2009	88
2009	62	2010	74
2010	49	2011	66
2011 or later	74	2012 or later	77

	452		559

      Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €507 million (2005: €294 million). The increase is principally attributable to €174 million resulting from the first-time consolidation of the Schering AG group.
      Of these payments, €467 million is due in 2007.
      In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €956 million (2005: €562 million). At December 31, 2006, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

	Dec. 31, 2005		Dec. 31, 2006

	(€ million)		(€ million)
Maturing in		Maturing in
2006	109	2007	168
2007	111	2008	198
2008	82	2009	116
2009	93	2010	79
2010	85	2011	88
2011 or later	82	2012 or later	307

	562		956

      The rise in financial commitments relating to alliances in the reporting year is attributable in part to a development and marketing agreement concluded in 2006 between Bayer HealthCare and Nuvelo Inc. for the drug alfimeprase, a cooperation agreement signed in the fourth quarter with Regeneron Pharmaceuticals on the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
development and commercialization of a treatment for severe eye diseases, and the commitments acquired with Schering AG.

[32]	Legal risks
      As a global company with a diverse business portfolio, the Bayer Group (including Bayer Schering Pharma AG, which previously was named Schering AG) is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings. (Please note that Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other many years. The names “Bayer Schering Pharma” or “Schering” as used in this annual report always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively.)
      Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.

Lipobay/Baycol
      As of February 12, 2007, the number of Lipobay/ Baycol cases pending against Bayer worldwide was approximately 1,870 (approximately 1,810 of them in the United States, including several class actions). As of February 12, 2007, Bayer had settled 3,152 Lipobay/ Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately U.S.$1,159 million. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/ Baycol, on a voluntary basis and without concession of liability. In the United States, five cases have been tried to date, all of which were found in Bayer’s favor.
      After more than five years of litigation we are currently aware of fewer than 20 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/ Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
      In the fiscal year 2006, Bayer recorded a €35 million charge to the operating result in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
      Since the existing insurance coverage is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
      A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and Bayer Corporation and two current and certain former managers. The suit alleges that Bayer violated U.S. securities laws by making misleading statements, prior to the withdrawal of Lipobay/ Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. In 2005 the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. Bayer believes it has meritorious defenses and will defend itself vigorously.

Cipro®
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
      All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. In 2005 the court had granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the MDL proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend itself vigorously.

Rubber, polyester polyols, urethane

Proceedings involving product lines of the former Rubber Business Group
      A number of investigations and proceedings by the respective authorities in the U.S., Canada and the E.U. concerning alleged anticompetitive conduct involving certain products in the rubber field have been resolved, while others remain pending. In the United States, Bayer AG has paid fines in two cases on the basis of agreements reached with the U.S. Department of Justice. In December 2005, the E.U. Commission imposed a fine of €59 million for antitrust violation in the area of rubber chemicals. The respective amount was paid at the end of March 2006. In July and August 2006 the U.S. Department of Justice, the E.U. Commission and the CCB notified Bayer AG that they had closed the respective EPDM proceedings. In November 2006 the E.U. Commission closed the proceeding related to BR/ ESBR by imposing fines against several companies and granting full amnesty to Bayer.
      Numerous civil claims for damages including class actions are pending in the United States, and proposed class proceedings in Canada, against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, EPDM, NBR and polychloroprene rubber (CR). Bayer has reached agreement to settle the bulk of the U.S. actions. The majority of these agreements have received court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. However, as previously reported, Bayer has settled the actions which management believes to be material. In addition, a putative class action against Bayer AG and certain of its subsidiaries, as well as other companies, recently has been filed alleging claims of anticompetitive activities involving two additional rubber products, polybutadiene rubber (BR) and styrene butadiene rubber (SBR). Respective litigation in Europe is likely.

Proceedings involving polyester polyols, urethanes and urethane chemicals
      In Canada an investigation is pending against Bayer for alleged anticompetitive conduct relating to adipic-based polyester polyols. In the United States, Bayer Corporation paid a fine on the basis of an agreement reached with the U.S. Department of Justice in 2004.
      A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyol, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.
      Bayer has reached agreements or agreements in principle to settle certain of the U.S. actions. These agreements or agreements in principle partly remain subject to court approval. These settlements do not resolve all of the pending civil litigations with respect to the aforementioned products, nor do they preclude the bringing of additional claims.

Proceedings involving polyether polyols and other precursors for urethane end-use products
      Bayer has been named as a defendant in multiple putative class action lawsuits in the United States and Canada involving allegations of price fixing for, inter alia, polyether polyols and certain other precursors for

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
urethane end-use products. In the United States Bayer has settled with a class of direct purchasers of polyether polyols, MDI and TDI (and related systems) representing approximately 75 percent of the direct purchasers, which settlement has been approved by the court. The remaining direct purchasers opted out of this settlement and have the right to bring their own actions. To date no such actions have been brought. In Canada, the class action lawsuit on behalf of direct and indirect purchasers of polyether polyols, MDI and TDI (and related systems) continues. In February 2006 Bayer was served with a subpoena from the U.S. Department of Justice seeking information relating to the manufacture and sale of this product.

Impact of these antitrust proceedings on Bayer
      Excluding the portion allocated to LANXESS, the provisions with respect to the described civil proceedings were reduced from €285 million in 2005 to €129 million as of December 31, 2006, due to settlement payments.
      Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
      The financial risk associated with the proceedings described above, beyond the amounts already paid and the financial provisions already established, is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges, which are currently not quantifiable, will become necessary.

Proceedings involving genetically modified rice
      Since August 2006, Bayer CropScience LP is party to multiple lawsuits, including putative class actions, filed in U.S. federal and state courts by rice farmers and resellers. Plaintiffs allege that they have suffered economic losses after traces of the genetically modified rice event LLRICE601 were identified in samples of conventional long-grain rice grown in the U.S. This is alleged to have led to various commercial damages, including a decline in the commodity price for long-grain rice, costs associated with restrictions on imports and exports, and costs to secure alternative supplies. All the actions pending in federal court were consolidated in December in federal district court in Missouri in a multidistrict litigation (MDL) proceeding.
      After development, LLRICE601 had been further tested in cooperation with third parties, including a breeding institute in the U.S. However, it was never selected for commercialization. The U.S. Department of Agriculture and the U.S. Food and Drug Administration have stated that LLRICE601 does not pose a health risk and is safe for use in food and feed and for the environment. In November 2006, the USDA advised that it had deregulated LLRICE601. The USDA is conducting an investigation in an effort to determine how LLRICE601 became present in commercial rice grown in the United States.
      Bayer believes it has meritorious defenses and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceedings involving oral contraceptives

Yasmin®
      In April 2005, Bayer Schering Pharma filed an ANDA IV suit against Barr Pharmaceuticals Inc. and Barr Laboratories Inc. in U.S. federal court alleging patent infringement by Barr for the intended generic version of Bayer Schering Pharma’s Yasmin® oral contraceptive product in the United States. In June 2005 Barr filed its counterclaim seeking to invalidate Bayer Schering Pharma’s patent. This lawsuit is currently in the discovery phase.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

YAZ®
      In January 2007, Bayer Schering Pharma received notice from Barr Laboratories, Inc. that it has filed an ANDA IV application with the U.S. FDA seeking approval of a generic version of Bayer Schering Pharma’s YAZ® oral contraceptive product. Barr will be prohibited from marketing its generic version until after expiry in March 2009 of the exclusivity period for marketing granted by FDA.
      Bayer highly values its Yasmin® and Yaz® oral contraceptive products and is deeply committed to continuing its leadership position in oral contraception.

Proceedings involving propylene oxide
      In May 2006 a U.S. arbitration panel issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their Joint Venture Agreement for the manufacture of propylene oxide. Bayer is seeking to vacate the final award, while Lyondell is seeking to confirm the award as well as obtain pre-award interest. Bayer has established provisions in this regard that it believes at this stage of the proceedings to be appropriate. In addition to seeking to vacate the final award, in January 2007 Bayer filed suit against Lyondell in a U.S. court of justice seeking equitable reformation of an agreement and restitution of certain monies paid or, as a result of the final award, allegedly owing by Bayer to Lyondell in connection with the panel award.
      Bayer has separately notified Lyondell of its claim in connection with Lyondell’s affiliate to compensate Bayer for using certain quantities of propylene oxide from Bayer’s share of capacity under the Joint Venture. This dispute is proceeding to binding arbitration.

Proceedings involving syringe injectors and related products
      In November 1998, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed suit against Bayer Schering Pharma AG’s Medrad subsidiary alleging that some of Medrad’s front load syringe injections infringe four patents held by Liebel-Flarsheim. In October 2005, the court ruled in favor of Medrad. The ruling stated that the Medrad products would have infringed the patents of Liebel-Flarsheim if those patents were valid, but then held all four of those patents to be invalid. Each party is appealing the material portions of the ruling unfavorable to it. In September 2004 Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a second suit alleging that a further product of Medrad infringes the same group of four patents. Based on the October 2005 decision in the first case the court also dismissed this case in October 2005, but again each party appealed the material portions of the ruling unfavorable to it.
      The plaintiffs in these cases have also filed two additional declaratory judgment actions against Medrad. Medrad separately has brought suit against Liebel-Flarsheim alleging that a Liebel-Flarsheim MR syringe injector infringes a patent held by Medrad.
      Bayer believes it has meritorious arguments in all proceedings and intends to defend itself vigorously against any claim raised.

Patent and contractual disputes
      In the U.S. Abbott has commenced a lawsuit against Bayer and another party alleging infringement of two of Abbott’s patents relating to blood glucose monitoring devices. This also relates to Ascensia® Contour® Systems which are supplied by a Japanese manufacturer. The manufacturer is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed for a substantial portion of all such costs and liability, if any.
      Limagrain Genetics Corporation has filed suit against Bayer — as legal successor to Rhône-Poulenc — for indemnity against liabilities to third parties arising from breach of contract.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In another dispute, Bayer has filed suit against several companies in the U.S. alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.
      Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.

Product liability and other litigation
      Legal risks also arise from product liability lawsuits other than those concerning Lipobay/ Baycol. Numerous actions are pending against Bayer seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with HIV or HCV (hepatitis C virus) through blood plasma products. Further actions have been filed by U.S. residents who claim to have become infected with HCV.
      Bayer, together with other manufacturers, wholesalers and users, is a defendant in Alabama, United States, in cases seeking damages, including one U.S.-wide putative class action, for personal injuries alleging health damages through exposure to diphenylmethane diisocyanate (MDI) used in coal mines.
      Bayer, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
      The shareholder resolution on the domination and profit and loss transfer agreement between Bayer Schering Pharma AG and Bayer Schering GmbH passed at the Extraordinary Stockholder’s Meeting of Bayer Schering Pharma AG held on September 13, 2006 is subject to legal challenges. Dissenting stockholders are seeking to have the stockholder resolution set aside or to have it declared null and void. Several stockholders have initiated proceedings asking the court to review the adequacy of the costs compensation (Abfindung) and of the guaranteed dividend (Ausgleich). Bayer Schering GmbH has commenced special proceedings (Freigabeverfahren) to obtain a judgment that the stockholder actions do not prevent registration of the domination and profit and loss transfer agreement and that any defects of the stockholder resolution do not affect the validity of the registration. One stockholder has brought a suit in Berlin, Germany, seeking to have registration of the agreement in the Commercial Register removed (Amtslöschungsverfahren).
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
      Bayer, among others, is named as a defendant in a putative nationwide class action pending in federal court in North Carolina, United States, which alleges violations of antitrust laws in the marketing of a certain pest control product (Premise®).
      Bayer believes it has meritorious defenses in these product liability and other proceedings and will defend itself vigorously.

Liability considerations following the LANXESS spin-off
      The liability situation following the spin-off of the LANXESS subgroup is governed by both statutory and contractual provisions. Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and LANXESS AG are thus jointly and severally liable for a time period of 5 years for all obligations of Bayer AG that existed on January 28, 2005.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Notes to the Statements of Cash Flows

[33]	Net cash provided by (used in) operating activities
      Since the annual financial statements as of December 31, 2006, the cash flow statement starts from income after taxes from continuing operations and not from the operating result. The prior-year figures have been restated accordingly. The operating cash flow before changes in net working capital (gross operating cash flow) for 2006 of €3,913 million (2005: €3,114 million; 2004: €2,551 million) is the cash surplus from operating activities before any changes in working capital. The cash flows by segments and regions are shown in the table in Note [1].
      The net operating cash flow of €3,928 million (2005: €3,227 million; 2004: €1,959 million) from continuing operations takes account of changes in working capital and other net assets. The €275 million net cash flow from the discontinued operations comprises operating income from the H.C. Starck and Wolff Walsrode business units and the Diagnostics Division. The previous year’s figure of €275 million (2004: €491 million) also includes the plasma business and LANXESS. The total net operating cash flow amounted to €4,203 million in 2006 (2005: €3,502 million; 2004: €2,450 million), with the acquired Schering AG business contributing €483 million.
      A new line “Non-cash effects of the remeasurement of acquired assets (inventory work-down)” has been inserted in the cash flow statement in order to eliminate the effects of the Schering purchase price allocation from operating cash flow before changes in net working capital (gross operating cash flow). Thus, the non-cash effect of the work-down of the step-up from the remeasurement of Schering inventories to fair value as of June 23, 2006, the date of acquisition, on the operating cash flow before changes in net working capital (gross operating cash flow) is reversed. For 2006 an amount of €429 million is transferred from “Decrease/increase in inventories” to this new line. These non-cash effects do not impact cash flow.

[34]	Net cash provided by (used in) investing activities
      In fiscal 2006 there was a net cash outflow of €14,730 million (2005: €1,741 million; 2004: €814 million) for investing activities, consisting principally of €15,246 million in disbursements for the acquisition of Schering AG, Germany. The latter amount comprised the purchase price for the 96.2 percent of the shares of Bayer Schering Pharma AG acquired through December 31, 2006, less acquired cash of €1,025 million. A total of €75 million was paid to acquire the biotech company Icon Genetics and the U.S. company Metrika. Further details of acquisitions and divestitures are given in Note [7.2].
      Cash outflows for additions to property, plant and equipment and intangible assets in 2006 came to €1,876 million (2005: €1,389 million; 2004: €1,251 million). The 2006 figure includes €137 million in capital expenditures of Schering. Also included are the acquisition of the European marketing rights to the hypertension products Pritor® and PritorPlus® and payments in connection with the expansion of the production facilities for polymers at Caojing, near Shanghai, China.
      Sales of property, plant and equipment and other assets resulted in a cash inflow of €185 million (2005: €105 million; 2004: €124 million), while the inflow from divestitures amounted to €489 million (2005: €293 million; 2004: €76 million). An advance payment of €395 million on the sale of the Diagnostics business, which was completed at the start of 2007, was received at the end of 2006.
      Cash inflows from noncurrent financial assets totaling €850 million (2005: €1,189 million; 2004: €90 million) mainly related to the sale of the 49.9 percent interest in GE Bayer Silicones to the existing joint venture partner General Electric and the repayment by the Symrise chemical group of a vendor loan granted in connection with the divestiture of the Haarmann & Reimer group in 2002.
      In the previous year, cash outflows for investing activities mainly comprised the payment of approximately €1.9 billion for the Roche consumer health business. Receipts from noncurrent financial assets came to €1.2 billion, mainly from the scheduled repayment of loans by LANXESS and the expiration of derivative

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
contracts. Cash inflows from divestitures in 2005 totaled €293 million (2004: €76 million) and resulted largely from the sale of the plasma operations in the United States.

[35]	Net cash provided by (used in) financing activities
      In fiscal 2006 there was a net cash inflow of €10,199 million (2005: net cash outflow of €1,881 million; 2004: net cash outflow of €761 million) from financing activities. This inflow was primarily attributable to net borrowings of €10.7 billion to finance the acquisition of Schering AG, Germany. A further cash inflow of €1,174 million resulted mainly from the placement of 34 million new Bayer AG shares.
      Cash outflows for dividend payments — less the €176 million refund of advance capital gains tax payments made on intragroup dividends in 2004 — amounted to €535 million (2005: €440 million; 2004: €559 million). Interest expense increased to €1,155 million (2005: €787 million; 2004: €724 million) and related principally to the borrowings in connection with the acquisition of Schering AG, Germany.

[36]	Cash and cash equivalents
      Cash and cash equivalents comprise cash, checks and balances with banks. In accordance with IAS 7 (Cash Flow Statements) this item also includes securities with original maturities of up to three months, reflecting their high liquidity. Cash and cash equivalents amounted to €2,915 million as of December 31, 2006 (2005: €3,290 million; 2004: €3,570 million).
      Cash of €799 million (2005: €253 million) has been deposited in escrow accounts. The amount comprises €710 million transferred to a guarantee account in light of the resolved squeeze-out of the remaining minority stockholders of Bayer Schering Pharma AG, and €89 million (2005: €253 million) to be used exclusively for payments relating to antitrust fines and civil law settlements.
Other information

[37]	Audit fees
      The following fees for the services of the auditor of the consolidated financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, were recognized as expenses:

	2005	2006

	(€ million)
Financial statements auditing	5	10
Audit-related services and other audit work	3	3
Tax consultancy	—	1
Other services rendered to Bayer AG or subsidiaries	1	1

	9	15

      The fees for the auditing of financial statements mainly comprise those for the audits of the consolidated financial statements of the Bayer Group and the financial statements of Bayer AG and its German subsidiaries. Fees for audit-related services and other audit work primarily relate to the preparation of expert reports and audit work in connection with acquisitions and divestitures, audits of the internal control system including project audits in connection with the implementation of new IT systems, and auditor review of interim financial statements.

[38]	Related parties
      In the course of the operating business, materials, inventories and services are sourced from a large number of business partners around the world. These include companies in which an interest is held, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
carried out on an arm’s length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to it or to companies or persons closely associated with it, nor does it intend to be party to such transactions in the future.
      The following transactions were undertaken with related parties included in the financial statements of the Bayer Group at equity or cost less impairment charges:

	2005	2006

	(€ million)
Income	229	188
Receivables	98	143
Liabilities	(68)	(127)
      Transactions with related parties mainly comprised trade in goods and services. In fiscal 2006 there were also financial receivables from related parties amounting to €43 million (2005: €39 million).
      Further information on business transactions with companies in which a significant interest is held and which are included in the consolidated financial statements at equity (associates) is given in Note [19].

[39]	Total remuneration of the Board of Management and the Supervisory Board and loans
      The remuneration of the Supervisory Board amounted to €2,337,041 (2005: €1,989,000), including €779,014 (2005: €459,000) in variable components.
      In 2006, the remuneration of the individual members of the Board of Management was as follows:

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels*	Plischke**	Pott	Total

	(In €)	(In €)	(In €)	(In €)	(In €)	(In €)
Base salary	748,872	412,236	343,526	343,530	412,236	2,260,400
Fixed supplement	325,132	316,366	142,205	142,206	170,647	1,096,556
Variable bonus	1,525,086	1,034,615	567,335	689,745	827,694	4,644,475
Remuneration in kind and other benefits	47,926	35,571	9,594	18,163	31,137	142,391

Directly effected remuneration	2,647,016	1,798,788	1,062,660	1,193,644	1,441,714	8,143,822

Stock-based compensation entitlements earned in 2006	820,514	480,609	538,181	193,188	461,939	2,494,431
Change in value of stock-based compensation entitlements earned prior to 2006	339,733	229,617	104,125	66,262	164,952	904,689

*	member of the Board of Management until April 28, 2006
**	member of the Board of Management effective March 1, 2006

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In 2005, the remuneration components of those individuals that were members of our Board of Management in the course of 2006 were as follows:

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels*	Plischke**	Pott	Total

	(In €)	(In €)	(In €)	(In €)	(In €)	(In €)
Base salary	748,872	412,236	412,236	—	412,236	1,985,580
Fixed supplement	325,132	170,647	170,647	—	170,647	837,073
Variable bonus	1,554,615	843,713	843,713	—	843,713	4,085,754
Remuneration in kind and other benefits	40,169	35,266	41,942	—	39,044	156,421

Directly effected remuneration	2,668,788	1,461,862	1,468,538	—	1,465,640	7,064,828

Stock-based compensation entitlements earned in 2005	495,504	285,748	285,748	—	284,248	1,351,248
Change in value of stock-based compensation entitlements earned prior to 2005	169,289	99,693	99,693	—	98,055	466,730

*	member of the Board of Management until April 28, 2006
**	member of the Board of Management effective March 1, 2006
      The fair value of the stock-based compensation as of the grant dates for 2006 and 2005, respectively, is shown in the following table. The entitlements earned in 2006 under the 2006 and 2005 stock-based compensation are included in the preceding tables under “Stock-based compensation entitlements earned in 2006” and “Stock-based compensation entitlements earned in 2005.”

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels*	Plischke**	Pott	Total

	(In €)	(In €)	(In €)	(In €)	(In €)	(In €)
Fair value of newly granted stock-based compensation as of grant date in 2006	268,113	181,886	40,419	117,597	145,509	753,524
in 2005	253,636	137,652	137,652	—	137,652	666,592

*	member of the Board of Management until April 28, 2006
**	member of the Board of Management effective March 1, 2006
      The current service cost for pension entitlements of the individual members of the Board of Management was as follows:

	Werner	Klaus	Dr. Udo	Dr. Wolfgang	Dr. Richard
	Wenning	Kühn	Oels*	Plischke**	Pott	Total

	(In €)	(In €)	(In €)	(In €)	(In €)	(In €)
Current service cost for pension entitlements earned in 2006	398,564	1,615,294	—	1,644,517	233,284	3,927,659
in 2005	311,158	420,046	—	—	186,600	917,804

*	member of the Board of Management until April 28, 2006
**	member of the Board of Management effective March 1, 2006
      Further details are provided in the Compensation Report included in the Management Report.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,924,768 (2005: €10,323,009). Pension provisions for these individuals, amounting to €117,866,846 (2005: €115,972,457) are reflected in the balance sheet.
      There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2006, nor any repayments of such loans during the year.

[40]	Subsequent events
      The divestment of Bayer’s Diagnostics business to Siemens for €4.3 billion, which was agreed in June 2006, was completed in January 2007. This amount exceeds the purchase price of €4.2 billion announced in July 2006, mainly because of the transfer of higher working capital. After taxes the divestiture proceeds amounted to about €3.6 billion, which was used to reduce our financial debt.
      The Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG resolved on January 17, 2007, to effect a squeeze-out of the remaining minority stockholders. 99.62 percent of the votes cast were in favor of the resolution. The decision means the shares still held by minority stockholders will be transferred to the main stockholder, Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG, in return for cash compensation of €98.98 per share. Unaffiliated dissenting shareholders have brought court actions to have the shareholder resolution set aside or to have it declared null and void.
      We sold H.C. Starck to Advent International and The Carlyle Group. With the closing on February 1, 2007, the two financial investors take control of the Goslar, Germany-based producer of metal and ceramic powders, specialty chemicals and components made from engineering ceramics and refractory metals. The antitrust authorities in the United States and the European Union approved the agreed divestiture on November 23, 2006. The transaction volume amounts to roughly €1.2 billion.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
[41]  U.S. GAAP information
      The Group’s consolidated financial statements have been prepared in accordance with IFRS, which as applied by the Group, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income/loss and stockholders’ equity are set out in the tables below:

	Notes	2004	2005	2006	2006

		(€ million)	(€ million)	(€ million)	(U.S. $ million(*))
Income after taxes reported under IFRS		682	1,595	1,695	2,237
Business combinations	a	192	(4)	79	104
Pensions and other post-employment benefits	b	(325)	(450)	(168)	(222)
In-process research and development	c	38	8	(1,375)	(1,815)
Asset impairment	d	(7)	23	23	30
Early retirement program	e	(58)	(20)	(27)	(36)
Revaluation surplus	f	—	4	4	5
Minority interest	g	3	2	(12)	(16)
Other	h	(14)	(12)	(17)	(22)
Deferred tax effect on U.S. GAAP adjustments		142	181	67	88

Income after taxes reported under U.S. GAAP		653	1,327	269	353

Basic and diluted earnings per share under U.S. GAAP		0.89	1.82	0.33	0.43

		December 31,

	Notes	2005	2006	2006

		(€ million)	(€ million)	(U.S. $ million(*))
Stockholders’ equity reported under IFRS		11,157	12,851	16,959
Business combinations	a	1,013	950	1,254
Pensions and other post-employment benefits	b	691	11	15
In-process research and development	c	(87)	(1,454)	(1,919)
Asset impairment	d	(138)	(114)	(150)
Early retirement program	e	101	74	98
Revaluation surplus	f	(62)	(58)	(77)
Minority interest	g	(80)	(84)	(111)
Other	h	19	2	3
Deferred tax effect on U.S. GAAP adjustments		(267)	3	4

Stockholders’ equity reported under U.S. GAAP		12,347	12,181	16,076

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	December 31,

	2005	2006	2006

	(€ million)	(€ million)	(U.S. $ million(*))
Components of stockholders’ equity in accordance with
U.S. GAAP:
Capital stock of Bayer AG	1,870	1,957	2,583
Capital reserves of Bayer AG	2,942	4,028	5,316
Retained earnings	10,224	9,684	12,780
Accumulated other comprehensive income:
— Unrealized market value adjustment on securities available for sale (net of taxes of €(7) million, €(6) million and U.S. $(8) million)	28	23	30
— Unrealized market value adjustment on cash flow hedges (net of taxes of €(6) million, €13 million and U.S. $17 million)	11	(18)	(24)
— Recognition of actuarial gains/ losses and prior service cost (net of taxes €1,288 million and U.S. $1,700 million)	—	(1,926)	(2,542)
— Additional minimum pension liability (net of taxes of €1,289 million)	(1,920)	—	—
Translation differences	(808)	(1,567)	(2,067)

Total	12,347	12,181	16,076

(*)	The 2006 U.S. dollar figures have been translated at an exchange rate of €1.0000 = U.S. $1.3197 which is the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006, the last currency trading day in December 2006. Such translations should not be construed as representations that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
     a. Business combinations
      In accordance with IFRS existing prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity. The adoption of IAS 22 (revised 1993) did not require reinstatement of goodwill previously written off to equity, therefore a difference exists between IFRS and U.S. GAAP with respect to the recognition of goodwill and amortization before January 1, 1995.
      Beginning March 31, 2004, goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized under IFRS but tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that they might be impaired. Therefore, after March 31, 2004 there is no amortization charge under IFRS relating to goodwill and the indefinite lived intangibles. Under U.S. GAAP, cessation of amortization of goodwill and indefinite lived intangibles was adopted in 2002 under SFAS No. 142.
      The adjustments recorded in 2004 reverse the amortization expense recognized under IFRS on the Group’s IFRS goodwill in the amount of €181 million, and the amortization expense recorded under IFRS on the Bayer “Cross” intangible asset with indefinite useful life in the amount of €11 million in 2004.
      For U.S. GAAP in 2006 and 2005 an adjustment to recognize additional amortization expense was recorded in the amount of €2 million and €4 million relating to separately identified intangible assets acquired before March 31, 2004. For IFRS purposes these assets were recorded as part of goodwill as the recognition criteria for separately identified intangible assets were not met. As a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference (decrease in net equity) at December 31, 2004 in the amount of €32 million.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Additionally, the adjustment in 2006 reflects the differences which arose in applying the purchase method under U.S. GAAP regarding the acquisition of the Schering AG. Employee termination and other exit costs in the amount of €81 million recorded under IFRS were reversed for U.S. GAAP purposes, as they qualified to be recognized under EITF 95-3 (Recognition of Liabilities in Connection with a Purchase Business Combination) and were considered liabilities assumed in a business combination and included in the allocation of the acquisition cost.
      Furthermore, differences in the accounting for the Domination and Profit and Loss transfer agreement resulted in a reduction of U.S. GAAP equity and goodwill in the amount of €96 million.
     b. Pension and other post-employment benefits
      Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (Employee Benefits). Effective January 1, 2005, the Company adopted the additional recognition option for actuarial gains and losses provided under IAS 19 as amended 2004 (Employee Benefits).
      Under U.S. GAAP, defined benefit plans are accounted for in accordance with SFAS No. 87 (Employers’ Accounting for Pensions), SFAS No. 88 (Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits), SFAS No. 106 (Employers’ Accounting for Postretirement Benefits Other Than Pensions) and, effective for fiscal year ending 2006, SFAS No. 158 (Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), an amendment of FASB Statements No. 87, 88, 106, and 132R. The adjustments between IFRS and U.S. GAAP relating to the accounting for pension and other post-employment benefits at the Company comprise the following:

1. Under IFRS, due to the retrospective application of IAS 19 (amended 2004), actuarial gains and losses arising from valuing the assets and liabilities of the Company’s pension and post employment defined benefit plans at fair value are recognized immediately in the statement of recognized income and expense for all periods presented. These actuarial gains and losses are not recognized in the income statement in subsequent periods. Under U.S. GAAP, prior to the adoption of SFAS No. 158 in 2006, these differences were not recognized on the balance sheet or within stockholders’ equity, and were recognized in the income statement only when they exceeded 10 percent of the greater of the projected benefit plan obligation or the market-related value of plan assets. Beginning with the adoption of SFAS No. 158, previously unrecognized actuarial gains and losses are recognized immediately within stockholders’ equity (other comprehensive income). Accordingly, upon the adoption of SFAS No. 158 all existing IFRS to U.S. GAAP differences in equity, except for amounts due to past service costs unrecognized under IFRS, are eliminated. Differences will continue to exist in the recognition of expenses in the income statement as the recognition of actuarial gains and losses was not impacted by the adoption of SFAS No. 158 and actuarial gains and losses continue to be recognized into the income statement in accordance with SFAS No. 87 and SFAS No. 106.

2. Under SFAS No. 87, prior to the adoption of SFAS No. 158, an additional minimum liability was required to be reported and recognized in certain instances when the accumulated benefit obligation exceeded the fair value of plan assets. If an additional minimum liability was recognized, a contra amount was recognized first as an intangible asset up to the amount of unrecognized prior service costs, with any excess being reported in other comprehensive income. In 2006, 2005 and 2004 the recognition of an additional minimum liability of €2,705 million, €3,265 million and €1,024 million respectively, resulted in the recognition of an intangible asset in the amount of €38 million, €56 million and €nil, respectively. The additional minimum liability and intangible asset recognized in 2006 were eliminated according to the adoption of SFAS No. 158.

3. In 2004 the Company amended its retiree medical plan. Under IFRS, this plan amendment qualified either as a negative plan amendment for fully vested employees or a plan curtailment for unvested or partially vested employees. Gains resulting from negative plan amendments relating to fully vested employees and plan curtailments are recognized in income when they occur. Under U.S. GAAP, the retiree medical plan amendment is considered a negative plan amendment in accordance with SFAS No. 106 and

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

the reduction in benefit obligation is first reduced by any existing unrecognized prior service cost resulting from previous plan benefit improvements and then reduced by any remaining transition obligations. The remaining gain is recognized as a prior service cost over the remaining years of service until the benefit becomes vested. The related adjustment recorded in 2004 amounted to €139 million (thereof €11 million related to discontinued operations) and reflects the reversal of prior service costs and curtailments recognized under IFRS within “other operating income” and “income from discontinued operations”, respectively, which are either not permitted to be recorded under U.S. GAAP or are to be recorded on a deferred basis. Further, other changes relating to certain benefit plans in 2004 resulted in a curtailment of these plans under both IFRS and U.S. GAAP. For IFRS purposes, a curtailment gain of €62 million was recognized in “other operating income”. However, for U.S. GAAP purposes, the €62 million gain recognized under IFRS has been reversed, as the entire gain was offset by existing unrecognized actuarial losses. In aggregate, a total of €201 million (thereof €11 million related to discontinued operations) of income recognized under IFRS in “other operating income” in connection with plan amendments in 2004 have been reversed under U.S. GAAP.

4. In 2005, the Company replaced several defined benefit plans with defined contribution plans. As a result of this change, active employees participating in these plans will cease accruing pension benefits under these plans which results in a curtailment of the plan obligation. In addition, as a result of a reduction in headcount relating to the disposal of the Plasma business, a curtailment of plan obligation occurred. Under IFRS, curtailment gains of €327 million (thereof €45 million related to discontinued operations) were recognized in “other operating income” and “income from discontinued operations”, respectively, as a result of these changes. However, for U.S. GAAP purposes, €308 million (thereof €45 million related to discontinued operations) of the gains recognized under IFRS have been reversed, as the gains were partially offset by existing unrecognized actuarial losses. Furthermore, the Company amended certain benefit plans granting additional benefits for services periods rendered previously. Under IFRS, these prior service costs are recognized over the remaining vesting period or, where benefits are already vested, are to be recognized immediately. Under U.S. GAAP, these prior service costs are to be recognized over the remaining service lives of the active employees. The reversal of prior service costs which are recognized earlier under IFRS, offset with the amortization of negative prior service costs under U.S. GAAP relating to the 2004 amendment of the retiree medical plan, resulted in a reversal of a net gain in the amount of €1 million for U.S. GAAP purposes. Furthermore, as a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €345 million (decrease in net equity) and €104 million (increase in net equity) related to actuarial gains and losses and additional minimum liability, respectively.

5. In 2006, curtailments of plan obligations occurred from the Company having entered into agreements to divest the Diagnostics Division and the H.C. Starck and Wolff Walsrode businesses as well as from the reduction of headcount relating to certain restructuring measures. Under IFRS, as a result of these events, curtailment gains of €10 million and €37 million were recognized in “other operating income” and “income from discontinued operations”, respectively. However, for U.S. GAAP purposes, €8 million and €37 million of the gains recognized in “other operating income” and “income from discontinued operations”, respectively, were reversed as the gains were either not permitted to be recognized, until the point of time when the divestment of the businesses occurred, or were offset by existing unrecognized actuarial losses. The reversal of prior service costs recognized earlier under IFRS, offset with the amortization of negative prior service costs under U.S. GAAP resulted in a reversal of a net loss in the amount of €1 million in fiscal year 2006.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for pension plans and other post-employment benefit plans (prepared on a continuing operations basis):

	2005	2006

	(€ million)
Pension and OPEB benefits:
Net liability recognized for IFRS	(7,137)	(6,505)
Difference in unrecognized actuarial gains and losses/ asset limitation	4,046	3,299
Difference in unrecognized prior service cost	(146)	(127)
Additional minimum liability under SFAS No. 87	(3,265)	(2,660)

Net liability recognized for U.S. GAAP before adoption of SFAS No. 158	(6,502)	(5,993)

Adoption of SFAS No. 158 — recognition of actuarial gains/ losses	—	(3,292)
Adoption of SFAS No. 158 — prior service cost	—	131
Adoption of SFAS No. 158 — reversal of additional minimum liability	—	2,660

Net liability recognized for U.S. GAAP after adoption of SFAS No. 158	(6,502)	(6,494)

	2004	2005	2006

	(€ million)
Pension and OPEB benefits:
Net periodic benefit cost recognized for IFRS	352	207	454
Difference in recognition of actuarial amounts	112	139	121
Difference in recognition of prior service amounts	128	1	(1)
Difference in pension curtailment and settlement costs	62	263	8

Net periodic benefit cost recognized for U.S. GAAP	654	610	582

      Net U.S. GAAP income statement and equity differences regarding the above identified GAAP differences on pensions and other post-employment benefits relating to discontinued operations amounted to the following:

	2004	2005	2006

	(€ million)
Net U.S. GAAP income statement difference on pensions and other post-employment benefit plans	23	47	40

	2005	2006

	(€ million)
Net U.S. GAAP equity difference on pensions and other post-employment benefits before adoption of SFAS No. 158	—	(13)
Adoption of SFAS No. 158 — recognition of actuarial gains/ losses	—	58
Adoption of SFAS No. 158 — prior service cost	—	—
Adoption of SFAS No. 158 — reversal of additional minimum liability	—	(45)

Net U.S. GAAP equity difference on pensions and other post-employment benefits after adoption of SFAS No. 158	—	—

	2004	2005	2006

	(€ million)
Total U.S. GAAP income statement difference on pensions and other post-employment benefits	325	450	168

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

	2005	2006

	(€ million)
Total U.S. GAAP equity difference on pensions and other post-employment benefits before adoption of SFAS No. 158	(691)	(563)
Adoption of SFAS No. 158 — recognition of actuarial gains/ losses	—	3,350
Adoption of SFAS No. 158 — prior service cost	—	(131)
Adoption of SFAS No. 158 — reversal of additional minimum liability	—	(2,667)

Total U.S. GAAP equity difference on pensions and other post-employment benefits after adoption of SFAS No. 158	(691)	(11)

     c. In-Process Research and Development
      In a business combination, IFRS requires in-process research and development (“IPR&D”) to be recognized separately from goodwill if the recognition criteria of an intangible asset are met. Under U.S. GAAP, IPR&D is considered to be a separate asset that needs to be written-off immediately following a business combination, as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use.
      During 2002, IPR&D has been identified for U.S. GAAP purposes in connection with the Aventis CropScience and Visible Genetics acquisitions. Fair value determinations were used to establish €138 million of IPR&D related to both acquisitions, which was expensed immediately for U.S. GAAP purposes. In 2006, additional IPR&D expense arose for U.S. GAAP purposes, primarily from the acquisition of Schering AG, in the amount of €1,311 million. Deferred tax liabilities recognized under IFRS relating to these IPR&D projects in the amount of €485 million were eliminated for U.S. GAAP resulting in an offsetting decrease in goodwill.
      Effective January 1, 2005, IFRS requires that assets in development acquired outside a business combination are capitalized if certain criteria are met. Under U.S. GAAP such assets in development are expensed immediately unless they have alternative future use. During 2006, acquired assets in development of €71 million were expensed under U.S. GAAP and predominantly related to a license and collaboration agreement with Regeneron Pharmaceuticals Inc. (€60 million).
      Furthermore, the adjustments in 2006, 2005 and 2004 reflect the sale of IPR&D which was capitalized under IFRS in previous periods but expensed under U.S. GAAP as well as the reversal of amortization of IPR&D recorded under IFRS. The net impact of these adjustments resulted in an increase of U.S. GAAP net income in the amount of €7 million, €8 million and € 38 million in 2006, 2005 and 2004, respectively.
      The total additional net IPR&D (expense)/income in 2006, 2005 and 2004 was € (1,375) million, €8 million and €38 million, respectively.
     d. Asset impairments
      While the triggering events under both IFRS and U.S. GAAP that require an impairment test to be performed on long-lived assets are the same, there is a difference in the indicators of an impairment. Under IFRS, impairments on long-lived assets are recognized when the recoverable amount of an asset is less than its carrying amount. An asset’s recoverable amount is the higher of its net selling price, which is the sales price less costs of disposal, and value in use, which is the estimated discounted cash flows from the use and disposal of the asset. Under U.S. GAAP, a two-step model is used in accordance with SFAS No. 144 (Accounting for the Impairment or Disposal of Long-lived Assets). The first step is an analysis of an asset’s carrying value as compared to the sum of its undiscounted cash flows. Only if the undiscounted cash flows are less than the asset’s carrying value will an impairment be indicated, in which case the loss is measured as the difference between the asset’s carrying value and its fair value.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In 2003 a net equity difference resulted from the reversal of impairment charges relating to goodwill recognized under IFRS in the amount of €63 million and the recognition of net additional impairments relating to long lived assets under U.S. GAAP in the amount of €218 million. These adjustments resulted from differences in applying the impairment provisions under IFRS and U.S. GAAP. IAS 36 requires that an impairment loss of a cash generating unit first be allocated to reduce the carrying amount of goodwill allocated to the unit and, second, to other assets of the unit on a pro-rata basis based on the carrying amounts of each asset in the unit. However, U.S. GAAP requires that long lived assets, other than goodwill and indefinite lived intangible assets, first be analyzed and impaired under SFAS No. 144. Subsequently, U.S. GAAP requires goodwill and indefinite lived intangible assets to be evaluated for impairment under SFAS No. 142 (Goodwill and Other Intangible Assets).
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
      The €23 million adjustment recorded in 2006 and 2005 reflects the reversal of depreciation expense recorded under IFRS on long lived assets that were impaired under U.S. GAAP in prior years. Furthermore, as a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €10 million (decrease in net equity).
     e. Early retirement program
      The Company offers an early retirement program to its employees that provides an employee with the opportunity to work fulltime for a period of up to two and a half years (the “active period”) and receive fifty percent of his or her base salary for up to five years (i.e., including a period of up to two and a half years of non-work (the “inactive period”)), plus additional bonus payments during each of those five years. Under IFRS, the company immediately accrued and expensed a portion of the related early retirement benefit obligation for certain qualified employees who participate or are expected to participate in this program in future periods. Prior to 2005 for U.S. GAAP, the Company accrued such early retirement benefits over the employees’ remaining service lives for participating employees that signed an early retirement agreement. Beginning in 2005, the company adopted EITF 05-5 (Accounting for Early Retirement or Postemployment Programs with Specific Features — Such As Terms Specified in Altersteilzeit Early Retirement Arrangements), which requires the Company to recognize the salary component of this plan beginning when the participating employees begin the early retirement period until the end of their active period while the bonus component is recognized beginning when the participating employee signs the early retirement agreement until the end of their active period.
      As a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €30 million (decrease in net equity).
     f. Revaluation surplus
      In December 2004 the Group purchased the remaining 50 percent interest in their Roche OTC joint venture investment in the U.S. The Group has fully consolidated this investment as of December 31, 2004 in accordance with IFRS 3 (Business Combinations), which is applicable for all business combinations with an agreement date after March 31, 2004. IFRS 3 requires that previously acquired assets and liabilities must be revalued and adjusted to fair value at the point in time in which an acquirer obtains control resulting from an additional exchange transaction. The Group adjusted the fair value of the previously acquired interest in the net assets of the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
50 percent joint venture and recorded a €66 million revaluation surplus that was recorded within equity. The resulting increase in the asset balances (€65.5 million trademarks and €0.5 million registration rights) will be depreciated and/or amortized over the remaining useful life of those assets. The €66 million revaluation surplus is reversed for U.S. GAAP purposes, as under U.S. GAAP previously acquired assets and liabilities are not revalued at the time an acquirer obtains control through an additional exchange transaction. Additional amortization expense recorded under IFRS on the stepped up assets is reversed under U.S. GAAP and amounted to €4 million in 2006 and 2005, respectively.
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
      None of these differences are individually significant for the Group and are therefore shown as a combined total.
      As a result of the LANXESS spin-off in January 2005, the Company eliminated an existing U.S. GAAP net equity difference at December 31, 2004 in the amount of €1 million (increase in net equity) related to environmental provisions.
Additional U.S. GAAP disclosures

Goodwill and other intangible assets
      Effective January 1, 2002, the Group began applying the provisions of SFAS No. 142, which requires that goodwill no longer be amortized over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Group allocates goodwill resulting from business combinations to the reporting units that are expected to benefit from the synergies of the combination.
      The testing of goodwill for impairment involves two steps:

•	The first step is to compare each reporting unit’s fair value with its carrying amount including goodwill. If a reporting unit’s carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS No. 141. The remaining unallocated purchase price is the implied fair value of the reporting unit’s goodwill. If the implied fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.
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
      In 2003 the Group identified the reporting units as either divisions (or business groups, or business units), which are comprised of strategic business entities, or the strategic business entities themselves. Beginning in 2004, due to the portfolio realignment of the Bayer Group, which resulted in the spin-off of the LANXESS subgroup in January 2005, the reporting units are currently comprised of either divisions, business groups or business units that are comprised of strategic business units.
      In 2004 as a result of the deterioration in business conditions in some area of operations, the Group recorded pre-tax impairment charges totaling approximately €46 million for property, plant and equipment, €49 million for goodwill and €2 million for intangible assets, which were recognized within “other operating expenses.”
      In 2006 and 2005, no impairment charges relating to goodwill or intangible assets were recognized as part of the global impairment test.
      The Group uses a discounted cash flow model to determine the fair value of its reporting units and asset groups. The cash flow forecasts were derived from the current long-term planning for the Bayer Group. The discount rate was determined from in-house analyses of the weighted average cost of capital (“WACC”). The cost of equity corresponds to the return expected by the stockholders and is computed from capital market information. The cost of debt used in calculating WACC is based on the terms for a ten-year corporate bond issue.
      The following table represents significant differences relating to goodwill and intangible assets between IFRS und U.S. GAAP:

	2005	2006

	(€ million)
Goodwill:
Differences in carrying amount of goodwill written-off directly to equity before January 1, 1995	454	407
FAS 142 and IFRS 3 transition differences	507	507
Differences on account of IPR&D included in goodwill under IFRS	(61)	(53)
Differences in impairments	(18)	—
Purchase price and purchase price allocation differences	—	(532)

Differences in carrying amount of goodwill	882	329

Other intangible assets:
FAS 142 and IFRS 3 transition differences	32	32
IPR&D from acquisitions, expensed under U.S. GAAP	(25)	(1,400)
Differences in impairments	—	—
Purchase price and purchase price allocation differences	20	16
Revaluation surplus	(62)	(58)
Additional Minimum Liabilities	56	—
Other differences	10	—

Differences in carrying amount of other intangible assets	31	(1,410)

Total U.S. GAAP increase in intangible assets	913	(1,081)

Business Combination
      The following unaudited pro forma financial information reflects the consolidated results of operations of the Bayer Group as though the acquisition of the Schering AG business had taken place on January 1, 2006 and 2005,

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and the work down of inventories that were recorded at fair value in the opening balance sheet; (b) estimated additional interest expense due to issuance of debt issued in connection with the acquisition (refer to Note [27]); and (c) excluding non-recurring expenses directly attributable to the acquisition, representing primarily acquired research and development in process.
      The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been effected on the assumed date.

Bayer Group Pro Forma Totals	(Unaudited)	(Unaudited)

	(€ million)	(€ million)
	2005	2006

Net sales	30,112	31,689
Income after tax	782	1,255
Earnings per share	1.07	1.68
In-Process Research and Development
      Within the acquisition of Schering AG, Germany, a significant amount of the purchase price was allocated to the technology related to current research and development activities. These development projects are either within phase II or III of the clinical trials. As all of these projects target specific diseases there generally is no alternative use aside of the intended disease target. To determine the fair value of these projects discounted cash flow models were used, taking into account the estimated remaining development expenses as well as risk adjusted future cash inflows. For each project an individual percentage of realization was determined based on the project’s current phase and the project’s specifics. The risk adjusted cash flows for each project were discounted using a term-equivalent WACC to derive the fair values of each project. For valuation purposes the term of life of the technology related to research and development projects is based on the duration of patent protection and data protection, respectively.
      The following details the project specifics of two of the larger development projects acquired. Remaining acquired in-process research and development projects are considered individually immaterial to warrant additional disclosure.
     DUB-OC (gynecology)
      The pill consists of estradiolvalerate/dienogest and will be the first oral contraceptive specifically designed for contraception in the late reproductive years and to introduce natural estrogen in oral contraception. A potential additional benefit is the effect on dysfunctional uterine bleeding (DUB). Bayer Schering Pharma AG plans to launch the product in the year 2010. The patent protection is expected to end in year 2020. Based on the current phase and the project’s specifics the cash flows were risk adjusted using a percentage of realization of 54 percent.
     Paccocath (oncology)
      Paccocath is a medical device based on paclitaxel for the treatment of in-stent-restenosen (ISR). The product launch is expected to take place in the year 2008 in Europe, in 2011 in Japan and in 2013 in U.S.A. For all regions the estimated duration of patent protection is until the year 2022. Based on the current phase and the project’s specifics the cash flows were risk adjusted using a percentage of realization between 50 percent and 81 percent for the different regions.

Discontinued operations
      As discussed in Note [7], the disposal of the U.S. based plasma activities of the former Biological Products Division has been accounted for as a discontinued operation in 2005 and 2004 under IFRS. In December 2004, Bayer entered into an agreement with Talecris BioTherapeutics, Inc. to sell the plasma business in 2005. The

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
terms of this agreement and the related supply and distribution agreements resulted in the continuation of significant cash flows between the disposed component and Bayer’s ongoing operations. Accordingly, for U.S. GAAP purposes, the plasma business was not accounted for as a discontinued operation under FAS 144. For U.S. GAAP purposes, the results of operations of the plasma business have been included in income from continuing operations for all periods presented. As a result, income from continuing operations under U.S. GAAP has decreased by €1 million and €63 million in 2005 and 2004, respectively.
      For U.S. GAAP purposes, sales from discontinued operations are €2,845 million, €3,185 million and €8,406 million in 2006, 2005 and 2004, respectively. The operating result of discontinued operations is €269 million, €337 million and €282 million in 2006, 2005 and 2004, respectively. Gains or losses on disposal were not incurred in the periods presented.
      The following presents income from continuing operation and discontinued operation under U.S. GAAP:

	2004	2005	2006	2006

	(€ million)	(€ million)	(€ million)	(U.S.$ million)
Income (loss) after tax from continuing operations	546	1,128	129	168
Discontinued operations — net of tax	107	199	140	185

Income (loss) after tax reported under U.S. GAAP	653	1,327	269	353

	2004	2005	2006	2006

Earnings per Share	(€ million)	(€ million)	(€ million)	(U.S.$ million(*))
Income (loss) after tax reported under U.S. GAAP	653	1,327	269	353
Guaranteed dividend	—	—	(26)	(34)
Net income available to common stockholders	653	1,327	243	319
Weighted average number of shares outstanding	730,341,920	730,341,920	746,456,988	746,456,988

Basic earnings per share under U.S. GAAP	0.89	1.82	0.33	0.43

Income (loss) from continuing operations	546	1,128	129	168
Guaranteed dividend	—	—	(26)	(34)
Net income available to common shareholders from continuing operations	546	1,128	103	134
Weighted average number of shares outstanding	730,341,920	730,341,920	746,456,988	746,456,988

Basic earnings per share under U.S. GAAP from continuing operations	0.75	1.55	0.14	0.18

Income (loss) from discontinuing operations	107	199	140	185
Weighted average number of shares outstanding	730,341,920	730,341,920	746,456,988	746,456,988

Basic earnings per share under U.S. GAAP from discontinuing operations	0.14	0.27	0.19	0.25

      According to IAS 33 (Earnings per Share) the potential shares to be issued upon the conversion of the mandatory convertible bond are to be included in the calculation of basic and diluted earnings per share. However, under U.S. GAAP, according to SFAS No. 128 (Earnings per Share), potential shares to be issued upon

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
conversion of the mandatory convertible bond are not to be included in the calculation of basic earnings per share (for terms of the mandatory convertible bond refer to Note [27]). The potential shares to be issued upon conversion were not included in the computation of diluted earnings per share for U.S. GAAP purposes, because their effect would be antidilutive. Furthermore, under U.S. GAAP, net income available to common shareholders is reduced by the guaranteed dividend payable under the terms of the Domination and Profit and Loss Transfer Agreement.

Classification differences
      Under IAS 1 (Presentation of Financial Statements) the Bayer Group is required to classify deferred tax assets and liabilities as noncurrent. The current portion of these line items is shown in Note [14].
      For U.S. GAAP purposes, the U.S. based plasma activities would not be presented in the line items “assets held for sale and discontinued operations” and “liabilities directly related to assets held for sale and discontinued operations”. Asset and liability information relating to the plasma business accounting for as discontinued operations under IFRS is presented in Note [7.2].
      As discussed in Note [29], under IFRS a shareholder’s right to put its shares back to the issuer at any time for a consideration must be recognized as a liability of the issuer even if the legal form of the shares gives the holder the right to a residual interest in the issuer’s assets. Accordingly, Bayer classified €20 million and €39 million of minority shareholdings in consolidated subsidiaries as of December 31, 2006 and 2005, respectively, as liabilities. Under U.S. GAAP, such minority shareholdings would be classified as minority interest. Furthermore, as discussed in Note [7.2] and Note [29], under IFRS the Company recognized a current liability in the amount of €736 million in relation to the obligation for payment of a cash compensation (€710 million) and of the guaranteed dividend (€26 million) offered under the Domination and Profit and Loss Transfer Agreement. Under U.S. GAAP, €710 million of this amount would be classified within mezzanine equity. The Domination and Profit and Loss Transfer Agreement entitles Bayer to exercise full operational control and receive one hundred percent of the future earnings of Schering. Under the Domination and Profit and Loss Transfer Agreement Bayer is required to offer the shareholders of the remaining outstanding shares cash compensation per share of €89.36, or to pay a guaranteed annual dividend. With respect to the tender offer still open at year end 2006 and the Domination and Profit and Loss Transfer Agreement being effective, the remaining outstanding shares were recognized as if they had been acquired in total at year end 2006. Under IFRS, a corresponding liability of aforementioned €736 million was recorded equal to the fair value of the expected guaranteed dividend payments and the cash compensation for the future legal transfer of the shares held by minority shareholders to Bayer. Because of the tender feature and the impending squeeze-out proceeding, the liability is recorded as a current liability.
      The Bayer Group recorded pension expense of €846 million in 2006, €527 million in 2005 and €624 million in 2004 for its defined benefit and defined contribution plans. Of the total amount of pension expense recorded an amount of €182 million in 2006, €197 million in 2005 and €209 million in 2004 was recorded within other net non-operating expense under IFRS. These amounts would be classified as operating expense under U.S. GAAP.
      Under IAS 19(R), the net underfunded pension obligation is classified as a noncurrent liability. Beginning in 2006, SFAS No. 158 requires that for defined benefit plans that are underfunded or unfunded, a current liability be presented. The current portion for underfunded plans is represented by the difference between the expected benefit payments to be made over the next 12 months and the fair value of plan assets. For unfunded plans the current portion is represented by the expected benefit payments to be made over the next 12 months. Therefore, for U.S. GAAP purposes the Company would classify €325 million of the U.S. GAAP pension obligation as a current liability as of December 31, 2006.

Comprehensive income
      SFAS No. 130 (Reporting Comprehensive Income) established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
during a period arising from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under U.S. GAAP are as follows:

	2004	2005	2006

	(€ million)	(€ million)	(€ million)
Net income (loss) under U.S. GAAP	653	1,327	269
Other comprehensive income (loss):
Unrealized market value adjustment on available-for-sale securities (net of taxes of €(2) million, €(6) million and €2 million, respectively)	18	3	(6)
Unrealized market value adjustment on cash flow hedges (net of taxes of €(18) million, €6 million, and €16 million)	46	(9)	(43)
Reclassification adjustment:
Net realized (gains)/losses on sales of securities (net of taxes of €nil, €nil, and €nil, respectively)	(6)	—	—
Net realized (gains)/losses on sales of cash flow hedges (net of taxes of €(1)million, €nil and €3 million, respectively)	2	3	14
Additional minimum pension liability (net of taxes of €155 million, €916 million and €(217) million, respectively)	(232)	(1,373)	325
Foreign currency translation adjustment	(398)	1,359	(759)

Comprehensive income (loss) under U.S. GAAP	83	1,310	(200)

Employee benefit plans
      Presented below are the disclosures required by SFAS No. 132 (Employers’ Disclosures about Pensions and Other Post-Retirement Benefits) and SFAS No. 158 (Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), that have not yet been presented elsewhere in the document.
      The net estimated amortization of prior service cost/credits and actuarial gains/losses in the next fiscal year is expected to decrease by approximately €15 million.
      The additional minimum liability in the amount of €2,667 (2005: €3,209 million; 2004: €1,024 million) is charged against stockholders’ equity. Additionally, an intangible asset in the amount of €38 million (2005: €56 million; 2004: €nil) was recorded due to the recognition of the additional minimum liability. In 2006, both the additional minimum liability and the intangible asset were reversed as part of the implementation of SFAS No. 158.

Plans in Germany
      The accumulated benefit obligation for the German defined benefit pension plan was €11,213 million and €9,919 million at December 31, 2006, and 2005, respectively.

	December 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2005	2006

	(€ million)
Projected benefit obligation	10,256	9,931
Accumulated benefit obligation	9,919	9,684
Fair value of plan assets	4,599	4,487

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Plans in other countries
      The accumulated benefit obligation for the defined benefit pension plans in other countries was €4,156 million and €3,957 million at December 31, 2006, and 2005, respectively.

	December 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2005	2006

	(€ million)
Projected benefit obligation	3,920	1,599
Accumulated benefit obligation	3,722	1,428
Fair value of plan assets	3,198	1,011

Total

	December 31,

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets	2005	2006

	(€ million)
Projected benefit obligation	14,176	11,530
Accumulated benefit obligation	13,641	11,112
Fair value of plan assets	7,797	5,498

Stock-based compensation
      Prior to the adoption of FAS 123R in January 1, 2005, the Group applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“ABP 25”) and related interpretations in accounting for its stock compensation program. SFAS No. 123 (Accounting for Stock-Based Compensation) would result in the same accounting treatment for the Group’s stock incentive plans as was applied under APB 25 as Bayer’s stock compensation plans are variable plans. Hence the additional pro forma disclosures required under SFAS No. 123 do not apply. The adoption of FAS 123R did not have a material impact on the Group’s financial position or results of operations.

Proportional consolidation
      The Group accounts for its investment in 5 joint ventures in 2006 using the proportional consolidation method, which is the benchmark treatment specified under IAS 31 (Interests in Joint Ventures). Under U.S. GAAP, investments in joint ventures generally are accounted for under the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on the Group’s consolidated stockholders’ equity or net income. Rather, they relate solely to matters of classification and display. The SEC permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP provided certain criteria have been met.
      Condensed financial information relating to the Group’s pro-rata interest in joint ventures accounted for using the proportional consolidation method is as follows:

Balance Sheet Information	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Current assets	15	21
Noncurrent assets	62	56
Pension provisions	—	—
Other provisions	(16)	(23)
Financial liabilities	(3)	(3)
Remaining liabilities	(14)	(6)

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Statement of Income Information	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Net sales	48	56
Operating result	4	(7)
Net income (loss)	3	(5)

Statement of Cash Flow Information	Dec. 31, 2005	Dec. 31, 2006

	(€ million)
Net cash provided by operating activities	3	2
Net cash provided by (used in) investing activities	(9)	6
Net cash provided by (used in) financing activities	1	(1)
Self-insurance
      Various Group companies are self-insured to different degrees. The maximum amount of any Group company’s self-insurance is for general liability up to €10 million per occurrence, for environmental liability up to €25 million per occurrence, and for product liability up to €200 million per occurrence, including claims against our U.S. subsidiary.
Consolidated financial statements and other financial information
      See Item 18, Financial Statements.
Legal Proceedings
      Bayer is involved in a number of legal proceedings. As a global company active in a wide range of life sciences and chemical activities, Bayer may in the ordinary course of business become involved in proceedings relating to such matters as:

•	product liability;

•	competition and antitrust;

•	patent validity and infringement;

•	tax assessments; and

•	past waste disposal practices and release of chemicals into the environment.
      The following discussion, although not an exhaustive list of claims or proceedings in which Bayer AG or its subsidiaries are involved, nevertheless describes what Bayer believes to be the most significant of those claims and proceedings. Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to Bayer. References to Bayer include claims or proceedings to which Bayer AG and/or one or more of its subsidiaries is a party. Bayer subsidiaries include Schering AG, Berlin, Germany (now known as Bayer Schering Pharma AG) and its subsidiaries, although matters historically involving the products, operations or activities of Schering are discussed separately below. (Please note that Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years. The names “Bayer Schering Pharma” or “Schering” as used in this annual report on Form 20-F always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively.)
      Bayer cannot predict with certainty the outcome of any proceedings in which Bayer is or may become involved. An adverse decision in a lawsuit seeking damages from Bayer, or Bayer’s decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If Bayer loses a case in which Bayer seeks to enforce its patent rights or in which Bayer has been accused of infringing another

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
company’s patent rights, Bayer will sustain a loss of future revenue if Bayer no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses Bayer might have to bear as a result of these actions are covered by insurance in some circumstances, the coverage under some of these insurance policies has (as indicated below) been exhausted, and other payments may not be covered by Bayer’s insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to Bayer, and the payments, costs and expenses above those already incurred or accrued could have a material adverse effect on Bayer’s results of operations, financial position or cash flows.

Product liability proceedings

Lipobay/ Baycol litigation
      In August 2001 Bayer voluntarily ceased marketing the anticholesterol product cerivastatin (marketed in the United States and Canada under the trade name Baycol) in response to reports of serious side effects in some patients. Claims for compensation have been made against Bayer in several countries. Many lawsuits were filed, primarily in the United States and Canada. It is possible that additional lawsuits may be filed in the United States and elsewhere.
      U.S. litigation. As of February 12, 2007, approximately 1,810 lawsuits remain pending in the United States in both federal and state courts against Bayer, including putative class actions. At one time, more than 14,000 lawsuits were pending.
      The actions in the United States have been based primarily on theories of product liability, consumer fraud, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of Baycol and the establishment of a trust fund to finance the medical monitoring of former Baycol users. Five U.S. cases have been tried to date to final judgment, all of which resulted in verdicts in Bayer’s favor.
      Cases remain pending in the federal district court in Minnesota and in multiple states. All cases are on behalf of individual plaintiffs, except in Oklahoma and Illinois, where class actions on behalf of multiple plaintiffs have been approved. Additional cases seeking class certification remain pending. Certification of a class is unrelated to a determination of Bayer’s liability.
      In January 2004, Bayer Corporation received a subpoena for documents principally relating to Baycol from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General followed by a related subpoena issued by the U.S. Attorney for New Jersey in February 2006. The U.S. Attorney for New Jersey subsequently advised Bayer that Bayer did not need to respond to this subpoena. Prior to the withdrawal of Baycol, Bayer had a contract with the Department to provide it with a supply of Baycol. The investigation is a joint Department of Defense/ Food and Drug Administration inquiry relating to Baycol. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it acted responsibly and fulfilled its responsibilities to the U.S. government, and has cooperated in the investigation, including by providing the information requested. Local governmental authorities in several European countries also initiated criminal proceedings in connection with the withdrawal of Baycol. The majority of these proceedings have been dismissed.
      Since April 2004, Bayer also has received civil investigative demands from 30 states seeking documents regarding the marketing of Baycol. In January 2007, Bayer agreed, without any admission of fault, to pay a total of $8 million to settle civil allegations made by the attorneys general of these 30 states that Bayer failed to adequately disclose to consumers safety risks associated with Baycol. Bayer also entered into a consent decree wherein it agreed to publicly register Bayer-sponsored clinical studies for Bayer products approved for marketing in the United States in accordance with the International Committee of Medical Journal Editors guidelines and to post information regarding those studies on the Internet.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Litigation in other countries. As of February 12, 2007, approximately 60 actions remain pending against Bayer companies in other countries, including class actions in Canada for residents of all Canadian provinces, except for Québec, who claim personal injury from Baycol other than rhabdomyolysis. In November 2006, these class actions were consolidated and will proceed in Manitoba. Separately, in 2004, Bayer entered into settlement agreements covering Canadian residents who allegedly contracted rhabdomyolysis. The deadline for filing claims under the 2004 settlement agreements lapsed in November 2006.
      Impact of cerivastatin litigation on Bayer. Without acknowledging any liability, during 2006 Bayer settled an additional 69 cases worldwide resulting in agreements to pay settlements of approximately U.S. $11.7 million. In the United States, approximately 4,000 additional cases were dismissed without payment during 2006. As of February 12, 2007, Bayer has settled a total of 3,152 cases worldwide, resulting in aggregate settlement payments of approximately U.S. $1,159 million. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who experienced serious side effects while taking cerivastatin. After more than five years of litigation Bayer is currently aware of fewer than 20 cases in the United States that in Bayer’s opinion hold a potential for settlement, although Bayer cannot rule out the possibility that additional cases involving serious side effects from cerivastatin may come to Bayer’s attention. In cases where an examination of the facts indicates that cerivastatin played no part in the patient’s medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions.
      Following a 2003 agreement reached with the majority of the insurers in the cerivastatin litigation, Bayer began establishing provisions reflecting an excess of expected payments including defense costs over the expected insurance coverage. Additional charges of €43 million and €22.2 million to the operating result were recorded in 2005 and 2006, respectively, each in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
      Due to the considerable uncertainty associated with the cerivastatin litigation, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted, Bayer could incur further costs that are not covered by the provisions already established. Bayer will regularly review the necessity of further provisions and related charges to the operating result as the cerivastatin litigation proceeds.
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

HIV/ HCV related actions
      Since the 1980’s, Bayer, as well as other fractionators of plasma products, has been involved in lawsuits alleging that hemophiliacs became infected with the human immunodeficiency virus (HIV) and/or the hepatitis C virus (HCV) by using allegedly infected clotting factor concentrates derived from human plasma. All of the early HIV-related cases have been resolved except for two which remain pending in Argentina and three which are pending in Japan. In October 2006, an additional HIV-related case was filed in Taiwan. In 2003, a putative class action against Bayer and other manufacturers was filed in the United States on behalf of U.S. residents claiming compensation for HCV infections and non-U.S. residents claiming compensation for HIV and/or HCV infections. The court denied the plaintiffs’ motion to certify a class. Since 2003, U.S. and non-U.S. residents have filed additional cases, involving multiple plaintiffs, against Bayer and other manufacturers, claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. All of these matters have been filed in or transferred to federal district court in Illinois for coordinated proceedings. In January 2006, the court granted defendants’ motion, on the basis of forum non conveniens, to dismiss the claims of the eight residents of the United Kingdom who are plaintiffs in one of the cases. Plaintiffs

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
appealed this ruling, and we are awaiting the decision of the United States Court of Appeals for the Seventh Circuit.
      Bayer believes that it has meritorious defenses in the HIV/HCV litigation and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability and Bayer has and will regularly consider the need to establish provisions as the proceedings continue.

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
      As of February 12, 2007, 79 lawsuits remained pending in U.S. federal and state courts against Bayer. To date, three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of U.S. $400,000. This case was settled in July 2005 while on appeal.
      Bayer believes it has meritorious defenses in these actions and intends to continue to defend itself vigorously. As of February 12, 2007, Bayer had settled 383 cases resulting in payments of approximately U.S. $57.2 million, without acknowledging any liability. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who suffered hemorrhagic stroke while taking a Bayer product containing PPA. Bayer recorded a charge to the operating result in the total amount of €62 million in 2005. In 2006, this amount was reduced by €15 million due to an anticipated reduction in future PPA-related litigation charges. Such charges were for settlements already concluded or expected to be concluded, and defense costs which exceed the amount of existing insurance coverage.
      Given the number and nature of the outstanding cases, management believes this matter no longer involves a material risk to Bayer and, absent a significant adverse development, will no longer report on its status.

Thimerosal litigation
      Bayer Corporation remains a defendant in eight lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from the use of Bayer products containing thimerosal, specifically immunoglobulin therapies. In the second quarter of 2006, one case involving immunoglobulin therapy was dismissed. Other cases involving thimerosal in over-the-counter nasal spray products also have been dismissed. Given the number and nature of the remaining outstanding cases, management believes the Thimerosal product liability cases no longer involve a material risk to Bayer and, absent a significant adverse development, will no longer report on the status of these cases.

Isocyanate litigation
      Bayer is a defendant in three Alabama state court isocyanate cases. Collectively the cases involve the claims of more than 1,600 plaintiffs who allege personal injuries (primarily respiratory) caused by exposure to diphenylmethane diisocyanate (“MDI”) from products supplied by Bayer and other co-defendants. The products were used in underground coal mines in Alabama where the plaintiffs worked. Bayer’s co-defendants include two other MDI manufacturers, several distributors and contracting companies that used MDI-containing products in those mines. Plaintiffs assert claims of negligence, wantonness, outrage, failure to warn, misrepresentation, concealment, breach of warranties and conspiracy. Punitive damages are sought. In April 2006, the trial court entered an order sanctioning Bayer for allegedly failing to properly respond to discovery, and entered a default judgment holding Bayer liable for damages if proven at trial. Following an appeal by Bayer, the Alabama

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Supreme Court in July 2006 directed the trial court to vacate its orders, and those orders subsequently were vacated.
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
      Bayer believes it has meritorious defenses in these actions and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Hormone Replacement Therapies product litigation
      Schering is one of several pharmaceutical companies named as defendants in lawsuits filed in various U.S. federal and state courts and at various times since July 2003 by plaintiffs who used hormone replacement therapy (“HRT”) products. Currently, 28 plaintiffs allege injury, including breast cancer, ovarian cancer, stroke and pulmonary embolism, as a result of their use of Schering HRT products. Cases involving 24 of these plaintiffs have been consolidated in Federal multi-district litigation involving similar cases against other manufacturers of HRT products. Four cases are pending in state courts. Various trials have been and are being conducted involving other manufacturers, with findings both in favor of and against the manufacturer defendants. To date, none of the cases involving Schering have been tried. Schering intends to vigorously defend the cases pending against it, and continues to monitor developments in the cases involving these other manufacturers. Due to the considerable uncertainly associated with these proceedings, it is currently not possible to estimate potential liability.

Antitrust proceedings

Proceedings involving former rubber-related lines of business
      Government investigations. Bayer is or has been the subject of criminal and civil investigations conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”), the Directorate General for Competition of the European Commission (“EC”), and the Canadian Competition Bureau (“CCB”) (collectively, the “Competition Authorities”). The Competition Authorities are or were investigating potential violations of their respective antitrust or competition laws involving certain of Bayer’s former rubber-related lines of business.
      Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer’s former rubber chemicals, ethylene propylene diene monomer (“EPDM”) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its former rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer AG pleaded guilty and paid a fine of U.S. $66 million. To settle charges related to allegations that its former NBR business unit engaged in anti-competitive activities between May and December 2002, Bayer AG pleaded guilty and paid a fine of U.S. $4.7 million. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its former rubber chemicals and NBR businesses. The DOJ closed its investigation into potential antitrust violations involving EPDM in July 2006.
      The CCB has also undertaken criminal investigations of potential violations of Canadian competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. Bayer is in the process of negotiating settlement agreements with the CCB that would resolve all charges in Canada related to allegations that its former rubber chemicals and NBR business units engaged in anti-competitive activities between 1995 and

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
2001 and between May and December 2002, respectively. The CCB closed its investigation into potential antitrust violations involving EPDM in August 2006.
      The DOJ and the CCB have also launched criminal investigations of possible anti-competitive behavior involving a further product attributable to the former rubber-related lines of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these investigations. Conditional amnesty requires continued cooperation by Bayer.
      The EC has been conducting investigations of and initiated respective proceedings regarding potential violations of European competition laws involving Bayer’s former rubber chemicals, EPDM and NBR lines of business. In December 2005, the EC imposed on Bayer, and in March 2006 Bayer paid, a fine of €58.9 million in concluding the rubber chemicals proceeding. The EC investigation into potential antitrust violations involving NBR remains ongoing. The EC closed its investigation into potential competition law violations involving EPDM in July 2006. Bayer is cooperating with the EC and the antitrust authorities of certain member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to Bayer’s former rubber-related lines of business. The EC and certain member state authorities have granted conditional amnesty from the imposition of fines in connection with the investigations involving these additional products. Conditional amnesty requires continued cooperation by Bayer. In November 2006, the EC closed the proceeding related to Butadiene Rubber and Emulsion-Styrene-Butadiene Rubber by imposing fines against several companies and granting full amnesty to Bayer. Bayer was not required to pay a fine in connection with this proceeding.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as a defendant in lawsuits including multiple putative class actions pending before various federal courts in the United States. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber (“CR”). In the state court actions, the plaintiffs have alleged violations based on the defendants’ purported participation in a conspiracy to fix prices and seek damages as indirect purchasers of the allegedly affected products. In the federal court actions, the plaintiffs have alleged the defendants’ participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. Bayer has reached agreements or agreements in principle to settle the majority of these court actions. The federal rubber chemicals, EPDM, NBR and CR settlements, and a number of the state rubber chemicals, EPDM, NBR and CR settlements, have received final court approval. Other settlement agreements must still be finalized, and then are subject to court approval. The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
      In addition, Bayer recently has been named, but not served, in a complaint filed in the Western District of Pennsylvania on behalf of putative classes of direct purchasers of Butadiene Rubber and Styrene-Butadiene Rubber alleging a conspiracy to fix prices. Civil litigation in Europe is likely.
      Bayer also has been named, among others, as a defendant in multiple putative class action lawsuits in three Canadian provinces. The actions involve rubber chemicals, EPDM, NBR and CR. In the Canadian actions, the plaintiffs have alleged violations based on the defendants’ alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various stages, and no class has been certified.

Proceedings involving polyester polyols, urethanes and urethane chemicals
      Government investigation. Bayer Corporation was the subject of a criminal antitrust investigation by the DOJ involving allegations that it had engaged in anti-competitive activities from February 1998 through December 2002 with respect to adipic-based polyester polyols. Under the terms of a September 2004 settlement agreement with the DOJ, Bayer Corporation pleaded guilty and paid a fine of U.S. $33 million. The agreement resolves all criminal charges against Bayer Corporation in the United States for activities related to its adipic-based polyester polyols business. The CCB in Canada is conducting a similar investigation. Bayer is in the

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
process of negotiating a settlement agreement with the CCB that would resolve all charges in Canada related to allegations that its adipic-based polyester polyols business unit engaged in anti-competitive activities from February 1998 through December 2002.
      Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing with respect to polyester polyols and/or urethanes and urethane chemicals. Plaintiffs in the federal court actions seek damages on behalf of direct purchasers of polyester polyols and related polyurethane systems, while plaintiffs in the state court actions seek damages on behalf of indirect purchasers of products that contain urethanes and urethane chemicals. These cases are at various preliminary stages. Bayer has received final court approval of its agreement to settle all of the federal direct purchaser class action cases relating to polyester polyols (and related systems). The foregoing settlement does not resolve all the pending civil litigation with respect to the aforementioned products, nor does it preclude the bringing of additional claims.
      Bayer also has been named, among others, as a defendant in putative class action lawsuits involving polyester polyols in two Canadian courts, involving allegations of a price fixing conspiracy. The Canadian plaintiffs seek damages on behalf of a class of direct and indirect purchasers of the allegedly affected products. These cases are at various preliminary stages, and no class has been certified.

Proceedings involving polyether polyols and other precursors for urethane end-use products
      Government investigation. On February 16, 2006, Bayer Corporation was served with a subpoena by the DOJ seeking information relating to the manufacture and sale of methylene diphenyl diisocyanate (MDI), toluene diisocyanate (TDI) and polyether polyols and related systems. Bayer Corporation is cooperating with the DOJ in connection with the subpoena.
      Civil litigation. Bayer has also been named, among others, as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. Bayer has received final court approval of its agreement to settle all of the federal direct purchaser class action cases relating to polyether polyols, MDI and TDI (and related systems). Approximately 25 percent of the direct purchaser plaintiffs opted out of the class settlement and reserved thereby the right to independently bring an individual action in their own name to recover damages they allegedly suffered. To date no such actions have been brought.
      Bayer also has been named, among others, as a defendant in two putative class action lawsuits pending in Quebec and Ontario, respectively, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage, and no class has been certified.

Impact of rubber-related and urethane-related antitrust proceedings on Bayer
      Excluding the portion allocated to LANXESS, provisions in the amount of €129 million and €285 million were accounted for as of December 31, 2006 and 2005, respectively, in respect of the previously described civil proceedings. Bayer currently has a provision of €10 million in respect of the rubber-related antitrust proceedings in Europe, although a reliable estimate cannot be made as to the actual amount of any additional losses or fines.
      These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established for civil claims was based on the expected payments under the settlement agreements or agreements in principle described above. In the case of settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to “opt out” of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Bayer has and will continue to pursue settlements that in its view are warranted, including with plaintiffs that elect or have elected to opt out of the class action proceedings. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
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
      Additionally, Bayer and its former affiliate LANXESS AG entered into a master agreement, dated September 22, 2004, pursuant to which the parties, among other things, apportion between them liability for certain of the antitrust proceedings described above.

Proceedings involving Ciprofloxacin
      In January 1997, Bayer settled a patent infringement suit it brought in the United States against Barr Laboratories, Inc. This suit had arisen when Barr filed an Abbreviated New Drug Application (“ANDA”) (IV) seeking regulatory approval of a generic form of Bayer’s ciprofloxacin anti-infective product, which Bayer sells in the United States under the trademark Cipro®. Shortly after settling this suit, Bayer applied to the U.S. Patent and Trademark Office for re-examination of its patent. The Patent and Trademark Office reissued the patent in February 1999. In addition, Bayer’s Cipro® patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer’s patent was upheld. The patent expired in December 2003.
      Since July 2000, Bayer has been named as one of several defendants in 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has since been dismissed) filed in a number of state and federal courts in the United States. The plaintiffs in these suits allege that they are direct or indirect purchasers of Cipro® who were damaged because Bayer’s settlement of the Barr ANDA (IV) litigation prevented generic manufacturers from selling a generic version of Cipro®. The plaintiffs allege that the settlement violated various federal antitrust and state business, antitrust, unfair trade practices, and consumer protection statutes, and seek treble damages and injunctive relief. The Barr settlement is also the subject of an antitrust investigation by the U.S. Federal Trade Commission and a number of state attorneys general.
      All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. In May 2004, Bayer moved for summary judgment on all of plaintiffs’ antitrust claims in the consolidated cases brought by direct purchaser and indirect purchaser plaintiffs pending in that court, including certain plaintiffs’ claims related to Bayer’s actions during the prosecution of the Cipro® patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs’ patent-related claims on grounds that these claims do not state a claim for relief under the antitrust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. In March 2005, the court entered summary judgment in favor of Bayer and dismissed all of plaintiffs’ claims in the MDL proceeding. Plaintiffs appealed this ruling, and a decision by the U.S. Court of Appeal for the Second Circuit is pending.
      The remaining lawsuits consist of a class action lawsuit brought on behalf of indirect purchasers in California state court, as well as putative class action lawsuits in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases were dismissed by the trial courts and plaintiffs appealed the dismissals. On December 13, 2005, the New York intermediate appellate court affirmed dismissal of the New York class action suit. On January 19, 2006, plaintiffs moved for leave to appeal that decision to the New York Court of Appeals. On May 9, 2006, the Wisconsin Court of Appeals reinstated the Wisconsin case. On June 8, 2006, Bayer petitioned the Wisconsin Supreme Court for review of the Court of Appeals’ decision. The Supreme Court’s decision is pending. The California and Kansas cases have been stayed. Bayer Corporation filed an

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
answer in the Florida state court action, and there has been no subsequent activity in that case. A motion to dismiss is pending in the Tennessee state court proceeding.
      These cases may involve joint and several liability among the defendants, in the aggregate allege substantial unquantified damages and also seek treble and punitive damages and penalties. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. However, Bayer believes that it have meritorious defenses to the above-described proceedings and intends to continue to defend itself vigorously. Bayer will regularly consider the need to establish provisions as the proceedings continue.

Proceedings involving Premise®
      Bayer is named as a defendant in a putative nationwide class action pending in federal court in North Carolina. Plaintiffs allege that Bayer conspired with intermediaries to fix the price at which those intermediaries resold the Bayer product Premise® to pest control operators. In November, 2006, plaintiffs voluntarily withdrew their further claim that Bayer conspired with BASF Corporation to utilize an agency system for distributing Premise® (and BASF’s termiticide) in violation of the Sherman Act.
      Plaintiffs assert that they are entitled to recover on behalf of the proposed class a total amount in excess of U.S. $200 million (subject to trebling and the addition of plaintiffs’ attorneys’ fees, under the antitrust laws). Bayer believes that it has meritorious defenses in the proceedings involving Premise® and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Average wholesale price manipulation proceedings
      Sixty-two pending lawsuits allege that a number of pharmaceutical companies, including Bayer, manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney’s fees. Some of these purported class actions allege injury to patients or payors. However, no class has yet been certified against Bayer. In addition, suits have been filed by the attorneys general of eight states as well as the City of New York and numerous New York counties. These suits generally seek to recover for excess costs incurred by the governmental entities and their constituents as a result of the alleged overcharges. Discovery is proceeding.
      The claims of five states have been dismissed, in whole or in part, based on Bayer’s settlement of earlier AWP litigation. Bayer believes that it has meritorious defenses in the remaining actions and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. Bayer will regularly consider the need to establish provisions as the proceedings continue.

Patent validity challenges and infringement proceedings

Proceedings involving Moxifloxacin
      In February 2004, Bayer received a notice letter pursuant to the Hatch-Waxman Act from the generic manufacturers Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. stating that they had filed an ANDA with the U.S. FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Avelox®, Bayer’s respiratory tract anti-infective, prior to the expiration of one or more patents covering Avelox® and/or its use. Dr. Reddy’s sought the approval for its generic product prior to the expiration of three Bayer patents protecting the active ingredient of Avelox®, moxifloxacin, which expire on December 8, 2011, March 4, 2014, and December 5, 2016, respectively. Bayer filed a patent infringement suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories Inc. in the United States District Court for the District of Delaware alleging

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
infringement of the first two U.S. patents listed above. Dr. Reddy’s alleged that the patents are invalid, not infringed and unenforceable.
      A trial was held in August 2006. Dr. Reddy’s has stipulated that its proposed generic product would infringe certain of the patent claims in each of the patents which Bayer is asserting in this case. A decision is pending. If the court rules that the patents are invalid or unenforceable, the FDA may grant approval immediately. If, on the other hand, the court rules that the patents are not invalid or unenforceable, and the ruling takes place before the FDA 30-month stay expires, the FDA may not grant final approval until the original patents have expired. The court has extended the expiration of the 30-month stay until October 21, 2007. Bayer believes that it has meritorious claims and defenses in this action and intends to defend Bayer’s patents vigorously.
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
      On February 24, 2006, Bayer received a notice letter pursuant to the Hatch-Waxman Act from generic manufacturer Teva Pharmaceuticals USA, Inc., stating that it had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Vigamox®, an ophthalmic preparation of Bayer’s anti-infective compound moxifloxacin sold by Alcon Laboratories Inc. under license from Bayer, prior to the expiration of one or more patents covering moxifloxacin, and/or its use. The relevant Bayer patents expire on December 8, 2011 and March 4, 2014. On April 5, 2006, Bayer HealthCare AG, Alcon, Inc. and Alcon Manufacturing, Ltd. filed a patent infringement suit against Teva in the U.S. District Court for the District of Delaware. Teva has answered alleging invalidity and non-infringement. A trial date has been set for February 28, 2008. The two Bayer patents are the same as those involved in the suit against Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. above. Bayer believes it has meritorious claims and defenses in this action and intends to defend Bayer’s patents vigorously.

Proceedings involving Kogenate®
      As previously reported, since 2003 Bayer had been party to several lawsuits involving two affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring LLC. The suits related to certain Aventis patents which Bayer allegedly uses or infringes in its manufacture and distribution of a recombinant factor VIII product sold by Bayer as Kogenate® and a related agreement whereby Bayer supplies the finished recombinant factor VIII product to Aventis. In February 2007, the parties settled both disputes in full. In connection with this settlement, Bayer extended the term of its supply agreement with Aventis through 2017, and Bayer was granted a license to intellectual property related to formulations of recombinant Factor VIII.

Proceeding involving blood glucose monitors
      In August 2005, Abbott commenced a lawsuit in a federal district court in California against Bayer and Roche Diagnostics alleging infringement of two of Abbott’s U.S. patents relating to blood glucose monitoring devices. The Bayer product originally accused of infringing the Abbott patents is the Ascensia® Contour® system, which is supplied to Bayer by Matsushita. Matsushita is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed by Matsushita for a substantial portion of all such costs and liability, if any. Abbott subsequently added claims of infringement of one of the Abbott patents against Bayer’s DEX and Autodisc system. The cost of the defense and liability, if any, will be borne by Bayer, without indemnification by Matsushita, as these products were designed and manufactured by Bayer. Bayer believes that it has meritorious defenses against these claims and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Versant® Diagnostic Assays related actions
      In two separate lawsuits, filed in federal court in 2004 and 2005, respectively, Gen-Probe Inc. alleged that Bayer, through the marketing and sale of certain Versant® assays for the detection of hepatitis C and HIV-related viruses, willfully infringed certain patents owned by Gen-Probe. Gen-Probe sought recovery of an unspecified amount in damages, which could have been subject to enhancement to up to three times the amount of any actual damages found or assessed, as well as injunctive relief. In June 2006, Bayer and Gen-Probe resolved their patent litigation, with Bayer obligated to pay up to U.S. $31.7 million, U.S. $5 million of which was paid upon signing of the definitive settlement agreement, U.S. $10.3 million of which was paid in January 2007 and the balance of which may come due in 2008 as royalties for future use of the patented technologies. Bayer sold the products utilizing the patented technologies to Siemens Medical Solutions Diagnostics as part of Bayer’s divestiture of its Diagnostics division. Bayer remains liable for the 2008 royalty payment should Siemens continue on or after January 1, 2008 to make, import or sell these products. In conjunction with the patent settlement, Gen-Probe and Bayer also resolved their separate arbitration relating to their collaboration for viral products. Neither party will be required to make payment to the other as a result of this separate resolution.

Proceedings involving syringe injectors and related products
      Continuing a dispute over the manufacturing, marketing and sale of syringe injectors, in September 2004, Liebel-Flarsheim Company and its parents, Mallinckrodt, Inc., and Tyco Healthcare Group LP filed suit against Schering AG’s Medrad subsidiary alleging that some of Medrad’s front load syringe injectors infringe four patents held by Liebel-Flarsheim. This suit involves the same four patents that Liebel-Flarsheim et. al., in a 1998 lawsuit, had alleged several other Medrad front load injectors infringed. In October 2005, the court ruled that the Medrad products at issue in the 1998 case would have infringed the patents of Liebel-Flarsheim if those patents were valid, but then held all four of those patents to be invalid for purposes of both the 1998 and 2004 lawsuits. Each party is appealing the material portions of the ruling unfavorable to it.
      The Tyco plaintiffs in these cases have also filed two additional declaratory judgment actions against Medrad. The first seeks to invalidate patents covering certain Medrad CT syringe injectors or alternatively establish that Liebel-Flarsheim’s competing CT syringe injector does not infringe Medrad’s patents. The second action, filed in November 2006, seeks to invalidate other medical imaging or scanning device patents held by Medrad. This latter lawsuit also alleges antitrust violations by Medrad, claiming Medrad improperly enforced a patent which it allegedly obtained from the Patent Office through fraud. Medrad separately has brought suit against Liebel-Flarsheim alleging that a Liebel-Flarsheim MR syringe injector infringes a patent held by Medrad.
      Bayer believes that it has meritorious defenses against these claims and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceedings involving oral contraceptives
      In April 2005, Schering filed an ANDA IV suit against Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. in U.S. federal court alleging patent infringement by Barr for its generic version of Schering’s Yasmin® oral contraceptive product in the U.S.A. In June, 2005, Barr filed its counterclaims seeking to invalidate Schering’s patent. Schering is vigorously pursuing its claims and contesting the counterclaims of Barr. This lawsuit is currently in the discovery phase.
      In January 2007, Schering received notice from Barr Laboratories, Inc. that it has filed an ANDA IV application with the U.S. FDA seeking approval of a generic version of Schering’s YAZ® oral contraceptive product. Barr will be prohibited from marketing its generic version until after expiry in March 2009 of the three-year exclusivity period for marketing granted by the FDA.
      The Company highly values its Yasmin® and YAZ® oral contraceptive products and is deeply committed to continuing its leadership position in oral contraception.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)

Betaseron® supply related actions
      In October 2006, Schering filed a complaint in state court in California against Novartis relating to matters arising out of a 1993 agreement with the former Chiron Corporation (now part of Novartis) associated with Chiron’s contract manufacture and supply of Schering’s Betaseron® multiple sclerosis product and related rights which would allow Schering to license an additional facility to manufacture and supply Betaseron® in the United States. In December 2006, the parties signed a non-binding settlement term sheet outlining the terms on which they have agreed in principle to settle these matters. They have also agreed to stay the lawsuit while negotiations on definitive agreements are continuing.

Securities litigation
      Bayer AG and Bayer Corporation, along with two of their current or former officers, have been named as defendants in a class action lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of Bayer’s cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following Bayer’s voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs sought unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depositary Receipts) between August 4, 2000 and February 21, 2003 at allegedly inflated prices. On September 14, 2005, the court dismissed with prejudice the claims of non-U.S. purchasers of Bayer AG stock on non-U.S. exchanges. On February 24, 2006, the court certified a class of all persons who during the period from August 4, 2000 through and including February 21, 2003 either (a) purchased Bayer AG shares on the U.S. over the counter market or purchased ADRs on the New York Stock Exchange, regardless of the purchaser’s country of residence at the time of the purchase; or (b) purchased Bayer AG shares or ADRs on any other stock exchange, and the purchaser was a resident or citizen of the United States at the time of purchase. Bayer believes that it has meritorious defenses in this action and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.

Schering AG shareholder litigation
      The shareholder resolution on the Domination and Profit and Loss Transfer Agreement between Bayer Schering Pharma AG, Germany (formerly named Schering AG) and Bayer Schering GmbH, passed at the Extraordinary General Meeting of Bayer Schering Pharma AG, held on September 13, 2006, is subject to legal challenges by dissenting unaffiliated Bayer Schering Pharma AG shareholders. The plaintiffs are seeking to have the shareholder resolution set aside or to have it declared null and void (Anfechtungs- und Nichtigkeitsklagen). These actions are based on alleged violations of procedural and substantive requirements and of shareholder information rights.
      Bayer Schering Pharma AG has commenced special proceedings (Freigabeverfahren) to obtain a legally final judgment stating that the shareholder actions do not prevent registration of the Domination and Profit and Loss Transfer Agreement and that any defects of the shareholder resolution do not affect the validity of the registration.
      Further, shareholders have made a motion in a local Berlin court seeking to have the registration of the Domination and Profit and Loss Transfer Agreement in the Commercial Register removed (Amtslöschungsverfahren) based on an alleged abuse of discretion by the competent court which entered the Domination and Profit and Loss Transfer Agreement in the Commercial Register in October 2006.
      Several shareholders have initiated special court proceedings (Spruchverfahren) with the Berlin District Court asking the court to review the adequacy of the cash compensation (Abfindung) and of the guaranteed dividend (Ausgleich) offered under the Domination and Profit and Loss Transfer Agreement. Should the court find in favor of the shareholders it could increase the amount of the adequate cash compensation and the guaranteed dividend required to be paid under the Domination and Profit and Loss Transfer Agreement to all

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
unaffiliated shareholders, including those who previously tendered their shares pursuant to the original cash compensation offer.
      Bayer believes that it has meritorious defenses in these actions and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability or the impact of an unfavorable outcome.
      On January 17, 2007, the Extraordinary General Meeting of Bayer Schering Pharma AG passed a resolution on the transfer of shares of the unaffiliated shareholders in Bayer Schering Pharma AG to Bayer Schering GmbH as the main shareholder in exchange for adequate cash compensation (squeeze-out). If this resolution on the transfer of shares is registered into the Commercial Register prior to a legally final decision on the actions directed against the resolution on the Domination and Profit and Loss Transfer Agreement, the respective plaintiff under the actions will not lose his/her standing to sue according to the case law of the Federal Court of Justice (Bundesgerichtshof) if that individual has a legal interest in continuing the action in that specific case. The shareholder resolution passed at the Extraordinary General Meeting of Bayer Schering Pharma AG held on January 17, 2007, is subject to legal challenges by dissenting unaffiliated Bayer Schering Pharma AG shareholders. The plaintiffs are seeking to have the shareholder resolution set aside or to have it declared null and void (Anfechtungs- und Nichtigkeitsklagen).

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
      A Bayer subsidiary in the United States also is the legal successor to entities that sold asbestos-containing products from the 1940s until 1976 and is named as a defendant in asbestos-related litigation. Bayer is and has been fully indemnified for its costs with respect to this litigation by Union Carbide. Union Carbide continues to accept Bayer’s tender of these cases, and it defends and settles them in Bayer’s name, in its own name and in the name of the several predecessor companies to Bayer.
      Bayer believes that it has meritorious defenses in these actions and intends to continue to defend itself vigorously. Without acknowledging any liability, Bayer has settled a number of these cases in the past. Bayer may, on a case-by-case basis, settle additional cases for reasonable amounts when, in Bayer’s judgment, settlement is economically feasible given the risks and costs inherent in the litigation. Bayer has made what Bayer believes to be appropriate provisions in light of Bayer’s experience in handling these cases.

Other commercial proceedings

Lyondell Arbitration
      As previously reported, an arbitration panel in May 2006 issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their joint venture agreements for the manufacture of propylene oxide. Bayer is seeking to vacate the final award in federal court, while Lyondell is seeking to confirm the award as well as obtain pre-award interest. Bayer has established provisions in this regard that it believes at this stage of the proceeding to be appropriate. Additionally, Bayer will regularly review the need to establish provisions consistent with the arbitration ruling and continuing business operations. In addition to seeking to vacate the final award, in January 2007, Bayer filed suit against Lyondell in the Delaware State Court of Chancery, seeking equitable reformation of one of the license agreements relating to the joint venture and restitution of certain monies paid or, as a result of the final award, allegedly owing by Bayer to Lyondell under that license agreement.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      Bayer separately has notified Lyondell of its claim in connection with Lyondell’s failure to compensate Bayer for taking approximately 351 million pounds of propylene oxide from Bayer’s share of capacity under the joint venture. This dispute is proceeding to binding arbitration.

Proceedings involving Limagrain Genetics Corporation
      In July 2004, Bayer, as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain was seeking indemnification from Bayer for liability Limagrain had incurred to a third party, Midwest Oilseeds. This proposed liability arose from a judgment entered against Limagrain, and upheld on appeal, for an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Limagrain sought indemnification for more than U.S. $60 million. A binding arbitration proceeding between Limagrain and Bayer was held in October 2005, and the arbitration panel in March 2006 denied all of Limagrain’s claims. In a parallel proceeding in France, Limagrain has sued Bayer, as successor in interest to Rhone Poulenc Agrochimie SA, to recover the judgment amount Limagrain is obligated to pay Midwest Oilseeds. Bayer believes that it has meritorious defenses to this action and intends to continue to defend itself vigorously.

Proceedings involving genetically modified rice
      Since August 2006, Bayer CropScience LP is party to multiple lawsuits, including putative class actions, filed in U.S. federal and state courts by rice farmers and resellers. Plaintiffs allege that they have suffered economic losses after traces of the genetically modified rice event LLRICE601 were identified in samples of conventional long-grain rice grown in the United States. This is alleged to have led to various commercial damages, including a decline in the commodity price for long-grain rice, costs associated with restrictions on imports and exports, and costs to secure alternative supplies. In December, the Judicial Panel on Multidistrict Litigation entered an order establishing a single pretrial proceeding in the U.S. District Court for the Eastern District of Missouri for all federal cases involving LLRICE601.
      After development, LLRICE601 had been further tested in cooperation with third parties, including a breeding institute in the United States. However, it was never selected for commercialization. The U.S. Department of Agriculture and the U.S. Food and Drug Administration have stated that LLRICE601 does not pose a health risk and is safe for use in food and feed and for the environment. In November 2006, the USDA advised that it had deregulated LLRICE601. The USDA is conducting an investigation in an effort to determine how LLRICE601 became present in commercial rice grown in the United States.
      Bayer believes it has meritorious defenses and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Overtime wage claims
      During the past year, Bayer Corporation, as well as other major employers within the pharmaceuticals industry, has been named in lawsuits alleging that pharmaceutical sales representatives were improperly classified as exempt employees under state and federal wage and hour laws and, therefore, were improperly denied overtime pay and other benefits such as meal and rest periods. Two putative class and collective actions were filed against Bayer Corporation and Bayer Pharmaceuticals Corporation in federal district courts in California, and those actions have been consolidated in one proceeding in the United States District Court for the Central District of California. The complaints seek back overtime pay and statutory damages, penalties, interest, and attorneys’ fees, and some claims purport to have been filed on behalf of a nationwide class of sales representatives. The proceeding is at a preliminary stage. Bayer believes it has meritorious defenses and intends to vigorously defend this action. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
Effect of new accounting pronouncements

Accounting standards applied for the first time in 2006

U.S. GAAP
      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans), an amendment of FASB Statements No. 87, 88, 106, and 132R. This standard will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other post-retirement plans in their financial statements. In detail SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions) and to recognize changes in the funded status of a defined benefit post-retirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity until they are amortized as a component of net periodic benefit cost.
      Impact due to the adoption of SFAS No. 158

(€ million)
U.S. GAAP equity at December 31, 2006 prior to adoption of SFAS No. 158	12,512
Adoption of SFAS No. 158 — recognition of actuarial gains/(losses)	(3,350)
Adoption of SFAS No. 158 — prior service cost	131
Adoption of SFAS No. 158 — reversal of additional minimum liability	2,667
Deferred taxes on the entries above	221

U.S. GAAP equity at December 31, 2006 after adoption of SFAS No. 158	12,181

Newly issued accounting standards

U.S. GAAP
      In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) (“FIN 48”), which is an interpretation of FASB Statement No. 109 (Accounting for Income Taxes). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement for recognition and measurement of a tax position taken or expected to be taken in a tax return.
      The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to recognize in the financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.

Notes to the Consolidated Financial Statements of the Bayer Group — (Continued)
      In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (Fair Value Measurements) (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for financial years beginning after November 15, 2007. The Bayer Group is currently evaluating the impact the standard will have on the Group’s financial position, results of operations or cash flows.
Leverkusen, March 13, 2007
Bayer Aktiengesellschaft
The Board of Management